Form 20-F
period 1998-12-31
EXCEL MARITIME CARRIERS LTD
filed 1999-06-30
CIK 842294

                       SEWARD & KISSEL LLP
                     One Battery Park Plaza
                    New York, New York 10004

                   Telephone:  (212) 574-1200
                   Facsimile:  (212) 480-8421


                   Writer's Direct Dial Number
                         (212) 574-1223


                                  June 30, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                Re:  Excel Maritime Carriers Ltd.


Dear Sir or Madam:

    Pursuant to Rule 13 or 15d of the Securities Exchange Act of
1934, attached herewith is the Form 20-F for the fiscal year ended December 31, 1998 of Excel Maritime Carriers Ltd.

                             Sincerely,



                             /s/ Gary J. Wolfe
                             ___________________________
                             Gary J. Wolfe
                             Attorney for Excel Maritime
                               Carriers Ltd.

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                            FORM 20-F
(Mark One)
[   ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
             OF THE SECURITIES EXCHANGE ACT OF 1934

                               OR

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934
           For the fiscal year ended December 31, 1998

                               OR

[   ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from        to

                     Commission file number


                  EXCEL MARITIME CARRIERS LTD.

     (Exact name of Registrant as specified in its charter)

                             LIBERIA

         (Jurisdiction of incorporation or organization)

                c/o Excel Maritime Carriers Ltd.
                       Par La Ville Place
                      14 Par La Ville Road
                     Hamilton HM JX Bermuda

            (Address of principal executive offices)

Securities registered or to be registered pursuant to Section
12(b) of the Act:  Common shares, par value $.01

Securities registered or to be registered pursuant to Section
12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares, $.01 par value                         6,571,806

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                        Yes  X      No

Indicate by check mark which financial statement item the Registrant has elected to follow.

                   Item 17          Item 18     X

                       TABLE OF CONTENTS *

                                                        Page

Part I   Item 1    Description of Business............... 4

         Item 2    Description of Property...............25

         Item 3    Legal Proceedings.....................25

         Item 4    Control of Registrant.................25

         Item 5    Nature of Trading Market..............26

         Item 7    Taxation..............................26

         Item 8    Selected Financial Data...............27

         Item 9    Management's Discussion and Analysis
                   of Financial Condition................28

         Item 10   Directors and Officers of
                   Registrant............................33

         Item 11   Compensation of Directors and
                   Officers..............................36

         Item 13   Interest of Management in Certain
                   Transactions..........................36

Part IV  Item 19   Financial Statements and Exhibits.....37

(*)   Items omitted are inapplicable

                             PART I

ITEM 1 - DESCRIPTION OF BUSINESS

General

         Excel Maritime Carriers Ltd. (the "Company") was incorporated on November 2, 1988 under the laws of Liberia. The Company, an American Stock Exchange-listed corporation, is a provider of worldwide seaborne transportation services for crude oil, refined petroleum products, and dry bulk cargo. During 1998, the Company purchased two crude oil tankers and three bulk carriers which it later sold during the year. The Company currently owns and operates two Suezmax oil tankers, with an aggregate cargo-carrying capacity of approximately 270,385 deadweight tons ("dwt"), one handysize bulk carrier of approximately 27,422 dwt, and a capesize bulk carrier with a cargo capacity of 146,157 dwt. The Company's business strategy is to expand and diversify its fleet to achieve economies of scale and marketing strength in each of the sectors in which it operates. The Company intends to expand its presence in the tanker market and bulk market, in particular, and may also diversify into the container shipping sector. In accordance with this strategy, the Company intends to purchase additional vessels in the open market as market conditions warrant.

         Prior to April 28, 1998, the Company was known as B+H Maritime Carriers Ltd. ("BHM"). BHM engaged in the business of investing in, owning, operating and selling dry bulk carrier
vessels and product tankers.   In December, 1996, another
company, B+H Ocean Carriers Ltd., acquired substantially all of the business and assets of BHM. From that time, BHM owned no vessels and ceased active operations. In October, 1997, a new management and shareholder group acquired control of BHM. On April 30, 1998, the Company entered into a management agreement with Excel Management Ltd. to manage the Company. Excel Management Ltd., in turn, has subcontracted its commercial and technical management functions to Maryville Maritime Inc. ("Maryville"), a company also associated with the Company's managerial and shareholder group. Maryville currently manages a fleet of two clean product tankers, two crude oil tankers and nine dry bulk vessels. Following its change of name to Excel Maritime Carriers Ltd., the Company completed a public offering of its common shares, the proceeds of which were used, in part, to finance the acquisition of two crude oil tankers and three bulk carriers. The Company later in 1998 sold these vessels in connection with its repayment of the loan from a commercial lender which had assisted in financing the acquisition of the five vessels. As of December 31, 1998 the Company's assets consisted of cash and accounts receivable. Subsequently, in

1999, the Company has acquired two oil tankers and two dry cargo vessels.

The International Tanker Shipping Market

         Overview

         The tanker market provides a transportation service to rectify imbalances between the main oil producing and consuming nations. More than 80% of crude oil production is moved on a seaborne basis, with trades from the Middle East dominating. In contrast, a much smaller proportion of refined products is traded, some representing export oriented refineries, but many being intra-regional balancing movements. International seaborne crude oil and refined petroleum products transportation services are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent shipowner fleets. Both types of operators transport oil under short-term contracts (including single-voyage spot charters) and long-term time charters, or Contracts of Affreightment ("COA"), with oil companies, oil traders, refined petroleum product producers and government agencies. The oil companies own, or control through long-term time charters, approximately one-third of the current world tanker capacity, while independent companies own or control the balance of the fleet. The oil companies use their fleets not only to transport their own oil, but also to transport oil for third-party charterers in direct competition with independent owners and operators in the tanker charter market. The seaborne oil transportation business is fragmented, with no owner owning more than approximately 3.5% of the world tanker fleet tonnage.

         A significant and ongoing shift toward quality in vessels and operations has been taking place in the tanker market over the past several years as charterers and regulators increasingly focus on safety and protection of the environment. The seaborne crude oil and refined petroleum products transportation industry has historically been subject to regulation by national authorities and through international conventions; however, since 1990 there has been an increasing emphasis on environmental protection through legislation and regulations such as OPA, IMO protocols and classification society procedures, demanding higher-quality tanker construction, maintenance, repair and operations. In addition, oil companies acting as charterers, terminal operators, shippers and receivers are becoming increasingly selective in their acceptance of tankers, inspecting and vetting both vessels and companies on a periodic basis. Although such changes raise the cost and potential liabilities of vessel owners and operators, they also raise the barriers to entry and accentuate the strengths of shipowners with quality fleets and operations. Management believes that the increasingly stringent regulatory environment will accelerate the obsolescence of poorly maintained, low-quality tankers. See "Business--Regulation."

         Vessel Classification and Primary Trade Routes

         The world oil tanker fleet is generally divided into the following six major types of vessel classifications, based on vessel carrying capacity: (i) handysize tankers, with an oil cargo carrying capacity of 10,000 to 60,000 dwt.; (ii) panamax tankers, with an oil carrying capacity of 60,000 to 80,000 dwt;
(iii) aframax tankers, with an oil cargo carrying capacity of 80,000 to 120,000 dwt; (iv) suezmax tankers, with an oil cargo carrying capacity of 120,000 to 200,000 dwt; (v) VLCCs, with an oil cargo carrying capacity of 200,000 to 320,000 and (vi) ULCCs, with an oil cargo carrying capacity of 320,000 dwt or more. The Company's vessels all fall into the suezmax size classifications. Additionally, the Company's fleet consists of crude tankers, which carry crude oil or residual fuel oil ("dirty" products).

         VLCCs carry the largest percentage of crude oil, typically on long-haul voyage, but because of port constraints are limited in their trading routes. For example, only a few U.S. ports, such as the LOOP, are capable of handing a fully laden VLCC. VLCCs primarily trade on long-haul routes from the Middle East to Asia, Europe and the U.S.Gulf/Caribbean region but are also active in trades from West Africa and North Sea to the U.S. and Asia. Suezmax tankers are engaged in a range of crude oil trades, most usually from West Africa to the U.S., the Gulf of Mexico, the Caribbean or Europe, within the Mediterranean, or within Asia. Aframax tankers are employed in shorter regional trades, mainly in Northwest Europe, the Caribbean, the Mediterranean and Asia. Handysize tankers trade on a variety of regional trade routes carrying refined petroleum products and crude oil on trade routes not suitable for larger vessels. While larger size vessels, generally aframax and larger, typically carry only crude oil, a number of such tankers have the capability to carry refined petroleum products. However, the majority of refined petroleum products are carried by handysize tankers, with more than 90% of vessels in this size range transporting clean products. Certain vessels ranging in size up to 120,000 dwt or more also carry refined petroleum products, typically trading between the Middle East and Asia.

         The following table illustrates the size of the world tanker fleet as of April 30, 1998, divided between crude and product tankers.

                   World Tanker Fleet as of April 30, 1998

                 Crude Oil Tankers     Product Tankers         Total
                __________________   __________________  __________________
Vessel
Classification   No.       dwt        No.       dwt       No.       dwt
______________  _____  ___________   _____   __________  _____  ___________

Handysize          83    4,570,000   1,229   37,640,000  1,312   42,210,000
Panamax           152   10,030,000      50    3,457,000    202   13,487,000
Aframax           465   39,643,000      34    6,852,470    499   46,496,000
Suezmax           278   39,436,000       1      120,000    279   39,556,000
VLCC              379  103,570,000     ---          ---    379  103,577,000
ULCC               55   21,737,000     ---          ---     55   21,737,000
Total           1,412  218,986,000   1,314   48,069,470  2,726  267,063,000

Source:FearnResearch

         Supply and Demand

         Tanker charterhire rates and vessel values for all tankers are strongly influenced by the supply of and demand for tanker capacity. While in some cases pipelines are used to transport oil, the majority of international oil, over 80%, is transported on a seaborne basis. Small changes in tanker utilization have historically led to relatively large fluctuations in tanker charter rates for VLCCs and ULCCs, more moderate price volatility in the suezmax, aframax and panamax markets and less volatility in the handysize tanker market compared to the market as a whole. The handysize segment has generally been less volatile than other market segments because these vessels mainly transport refined petroleum products which are not subject to the same degree of volatility as the crude oil market, although seasonal fluctuations can be large. Demand for oil tankers is primarily generated by the demand for oil in economies that lack sufficient domestic oil supply to meet their consumption needs. Demand for crude oil and refined petroleum products is affected by, among other things, general economic conditions (including increases and decreases in industrial production and transportation), oil prices, environmental concerns, climate and competition from alternative energy sources. Other factors influencing demand can include canal charges, trade sanctions and the regulatory environment. The supply of tanker capacity is derived from the balance between vessels delivered to the fleet (which takes approximately 24 months from the time a building contract is entered into) and those deleted when they become technically or economically obsolete. Other factors affecting the supply of tankers include the number of combined carriers (vessels capable of trading liquid and dry cargoes) trading in the oil market, the number of newbuilding tankers on order and the number of tankers in storage, drydocked, awaiting repairs or otherwise not available or out of commission (collectively, "lay-up").

         Demand for Tankers

         While the world oil market has been prone to periodic fluctuations, generally, the oil industry has experienced sustained growth since the 1950s. There has been a continued overall increase in oil demand over the last five years. According to the International Energy Agency ("IEA"), between 1993 and 1997, oil consumption increased at a compounded annual growth rate of 2.2%. The IEA reported a 2.9% increase in oil consumption in 1997. Growth in 1997 was particularly strong in China and the rest of Asia, excluding Japan, with gains in excess of 10% and 5% respectively. [Both China and, despite the recent economic downturn, the rest of Asia are forecast to sustain growth rates in excess of average world levels in 1998.] The product tanker segment has seen significant growth in demand, as refined petroleum product consumption increased at the compounded rate of approximately 2.5% per year from 1980 through 1996.

         The level of oil exports from the Middle East has historically had a strong effect on the demand for tanker capacity, and, consequently, on tanker charterhire rates, due to the relatively long distance between this supply source and the typical destination ports. Oil exports from short-haul regions, such as Latin America and the North Sea, are significantly closer to ports used by the primary consumers of such exports, which results in shorter average voyage length as compared to oil exports from the Middle East. Therefore, production in short-haul regions historically has had less impact on the demand for larger vessels while increasing the demand for vessels in the handysize, and aframax market segment classes. Recently, the predominant growth in oil production has been by long-haul and short-haul exporters due primarily to improvements in production and exploration technology, resulting in a lower rate of growth of overall tanker demand. The following chart illustrates the growth of oil production by long-haul and short-haul exporters from January 1992 to June 1998.

         Supply of Tankers

         The following discussion analyzes the supply trends in the world tanker market for each of the handysize, panamax, and aframax sectors of the market. The incremental supply of tankers is determined by the rates of deliveries of newbuildings, scrapping, the number of carriers trading in oil, and the amount of tonnage in lay-up. Such factors are, in turn, influenced by prevailing and expected future charterhire rates, as well as, among other things, costs of bunkers and other operating costs, the efficiency and age of the tanker fleet and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. As the tanker fleet ages, a number of vessels are scrapped as they become uneconomical to operate or forbidden to trade because of environmental laws which effectively limit single-hull and double-sided tankers' useful lives to approximately 25 to 30 years. Consequently, a strong level of newbuildings will be required to maintain the present tanker market balance. Approximately 37.1% of handysize, 46.3% of suezmax and 27.4% of aframax tankers, by dwt, respectively, were built before 1980. However, the strength in recent charter rates has served to limit anticipated scrappings, as higher incomes allow owners to spend proportionately more on maintaining their vessels and thereby extending their trading lives. The average age of tankers sold for scrap was approximately 28 years in 1997.

         Deliveries, Deletions and Orderbook.

         As of April 30, 1998, the handysize fleet consisted of 1,314 vessels (1,229 in the product tanker segment) measuring approximately 42.2 million dwt. About 740 vessels are over 15 years old of which approximately 503 vessels have passed their 25th year. A total of 189 vessels have been added to the handysize fleet in the period January 1, 1993 through April 30, 1998, while a total of 160 were deleted over the same period. As of April 30, 1998, the orderbook for the handysize fleet consisted of 128 vessel, equivalent to 11.1% of existing fleet (measured by dwt).

         As of April 30, 1998, the aframax fleet consisted of 499 vessels, 34 in the product tanker segment, measuring approximately 46.5 million dwt. 113 aframax tankers are more than 20 years old with another 91 over 16 years old. A total of 102 vessels have been added to the aframax fleet in the period from January 1, 1993 through April 30, 1998, while a total of 50 aframax vessels were deleted over the same period. As of April 30, 1998 the orderbook for the aframax fleet consisted of 88 vessels, equivalent to 18.5% of the existing fleet (measured by dwt).

         As of April 30, 1998, the suezmax fleet consisted of 279 vessels (one in the product tanker segment) measuring approximately 39.6 million dwt. 111 vessels are more than 20 years old with another 23 over 16 years old. A total of 54 vessels have been added to the suezmax fleet in the period from January 1, 1993 through April 30, 1998, while a total of 50 suezmax tankers were deleted over the same period. As of April 30, 1998, the orderbook for the suezmax fleet consisted of 48 vessels, equivalent to 17.6% of the existing fleet (measured by dwt).

         Lay-Up. In periods of very low charter rates, it may become cheaper for an owner to stop trading a vessel and realize savings from furloughing crews and reducing operating costs. In low charter rate periods, lay-up may be an alternative if high repair costs or some other factor makes it desirable to postpone expenses required for continued operation. Lay-up was a significant factor in tanker fleet supply in the 1980s, but currently less than 1% of the tanker fleet is in lay-up, and the return of laid-up tonnage to active service is not a significant element in charter rates.

         Charter Rates

         Vessels can be chartered (hired) to the market in a variety of ways. Time charterparties involve a charterer hiring a vessel for a fixed period, which may range from a couple of days to several years. Most time charters are for periods of between six months to one year, with the charterhire designed to meet the financing and operating costs of the owner, while the charterer is responsible for the voyage costs. The spot market (subject to meeting charterer requirements) provides the most frequent source of employment for vessels, whereby a vessel is chartered to a charterer for the purpose of performing a specific voyage. In this instance the hire charge paid by the charterer is designed to meet the costs of performing the specific voyage, generally including fuel and port costs.

         Spot charterhire rates are frequently expressed in terms of "Worldscale." "Worldscale" refers to the "New Worldwide Tanker Nominal Freight Scale," an index devised to allow comparison of freight rates for various size tanker routes. The Worldscale rate represents a voyage charter for a hypothetical 75,000 ton capacity tanker for a particular route. The Worldscale rate is not based on actual rates obtained in the market. The Worldscale rate is used to allow owners to compare rates offered on differing trades, which would be complicated if quoted in US dollars per ton, since, for example, the underlying port costs could vary significantly. Worldscale rates are calculated in U.S. dollars per ton of crude oil carried and are updated annually. In the crude oil spot charter market, the rate actually achieved by a vessel for a particular route is expressed as a percentage of the Worldscale rate for that route. Thus, Worldscale 170 would mean 170 percent of the Worldscale rate for that route. If the Worldscale rate for a particular route were $10 per ton of cargo carried (that is, W100) a Suezmax or Aframax tanker actually chartered to carry 50,000 tons of oil at W170 would charge $17 per ton and receive gross revenue of $850,000 for that voyage. The spot charter rates for double hull tankers generally have been equal to the spot charter rates for single hull tankers of similar age and condition. The charts below indicate spot charterhire rates achieved in the market in terms of prevailing Worldscale from January 1994 to April 1998 based on dead weight cargo tons ("dwct") for handysize product tankers, aframax and suezmax crude tankers for selected routes, as compiled by FearnResearch.

The International Dry Bulk Shipping Market

Overview

         The dry bulk carrier industry is highly fragmented with many owners and operators of shipping tonnage including proprietary owners (large shippers of dry bulk cargo), state-controlled shipping companies and independent operators. Cargoes are shipped under short-term contracts (including single voyage charters) and long-term time charters or COAs with trading companies, dry commodity producers and government agencies. With the exception of state-controlled shipping groups, no single owner group controls more than 2% of the world dry bulk carrier fleet.

         Over the last few years a significant shift toward quality in vessels and operations has been taking place in the dry bulk industry with emphasis on improving the durability of vessels. This shift can, in part, be attributed to the need to comply with IMO regulations and directives and IACS decisions which promote structural modification of vessel's bulkheads and cargo loading methods to reduce stresses on the hulls of vessels. Dry bulk cargo consists of the major bulk commodities, which are coal, iron ore and grain and the minor bulk commodities which include, amongst others, steel products, forest products, agricultural products, bauxite and alumina phosphates, petcoke, cement, sugar, salt, minerals, scrap metal and pig iron. Dry bulk carriers are generally single deck vessels which transport unpacked cargo which is poured, tipped or placed through hatchways into the hold of the vessels.

         Historically, charter rates for dry bulk carriers have been influenced by the demand for, and the supply of, vessel tonnage. The demand for vessel tonnage is largely a function of the level of worldwide economic activity and the distance between major trade areas. Supply is primarily driven by the size of the existing worldwide dry bulk carrier fleet, scrapping and newbuilding activity. Charter rates and vessel values are determined in a highly competitive global market and have been characterized by significant fluctuations since the mid-1980s.

Vessel Classification and Primary Trade Routes

         Vessels utilized in the carriage of major bulk cargoes are generally classified into three categories, based on carrying capacity:

         - Handysize dry bulk carriers (25,000 to 50,000 dwt). Unlike most larger dry bulk carriers, Handysize dry bulk carriers are usually equipped with cargo gear such as cranes. This type of vessel is well-suited for transporting both major and minor bulk commodities to ports around the world that may have draft restrictions or are not equipped with gear for loading or discharging of cargo.

         - Panamax dry bulk carriers (50,000 to 100,000 dwt). Panamax dry bulk carriers vessels are designed with the maximum width, length and draft that will allow them to transit fully laden through the Panama Canal. Panamax vessels are primarily used in the transport of major bulks such as grain and coal, along with some minor bulks like phosphate, petcoke and salt. The major transit routes for grain cargoes are from North America to Europe and the Far East. The major transit routes for coal are from the US Gulf/East Coast to Europe, Australia and Indonesia to Asia.

         - Capesize dry bulk carriers (100,000 dwt or above). Capesize dry bulk carriers primarily transit from the Atlantic to the Pacific Ocean via Cape Horn or the Cape of Good Hope, hence their name. Capesize vessels are typically used for long voyages in the iron ore and coal trades.

         In addition to the three standard vessel types, the world bulk carrier fleet also includes combination carriers. These vessels are typically large, capable of carrying either crude oil or dry bulk cargoes and compete with both capesize and panamax bulk carriers. The role of combination carriers has been decreasing since 1990 because such vessels, which were not built primarily for the dry cargo market but rather for the oil tanker market, have come to be considered less desirable by charterers of oil tankers, since their oil carrying capacity may be limited and they are not strictly specialized for the carriage of oil.

Cargo Types

         The major bulk cargoes (i.e., coal, iron ore, and grain) together accounted for approximately 60% of the dry bulk carrier trade by volume based on vessel cargo carrying capacity in 1997. Capesize and panamax dry bulk carriers together accounted for over 80% of the iron ore and coal trade, while handysize and panamax dry bulk carriers accounted for approximately 36% and 53% of the grain trade, respectively. The minor cargoes accounted for approximately 40% of the dry bulk carrier trade by volume based on vessel cargo carrying capacity in 1997 and approximately

81% of this trade was handled by handysize dry bulk carriers in such period.

         Set forth below are some of the characteristics of the principal cargoes carried by dry bulk carriers.

         - Coal. The two categories comprising this segment are steam (or thermal) coal, which is used by power utilities, and coking (or metallurgical) coal, which is used by steelmakers. The volume of coal shipments were estimated to have risen to approximately 453 million tonnes in 1997 from 435 million tonnes in 1996. Steam coal is primarily transported from Australia, South Africa and the U.S. to Europe and Japan. Coking coal is primarily transported from Australia, the U.S. and Canada to Europe and Japan. Capesize dry bulk carriers account for approximately 43% of coal shipments while panamax dry bulk carriers account for approximately 38%.

         -    Iron Ore.  Shipments were estimated at
              approximately 423 million tonnes in 1997 as compared to 391 million tonnes for 1996. Iron ore is primarily transported from Brazil and Australia to Europe and Japan. Approximately 76% of iron ore shipments is carried by capesize dry bulk carriers.

         - Grain. The grain trade includes wheat, wheat flour, coarse grains (corn and barley), soybeans and soybean meal. Although the annual volume of the grain trade is subject to political factors and weather conditions, shipments have remained relatively stable over the past five years. In 1997, grain shipments rose to 203 million tonnes from 193 million tonnes in 1996. Grain is primarily transported from the U.S., Canada, Europe, Australia and Argentina to the Far East, Latin America and Africa. Approximately 90% of the international seaborne trade is carried by handysize and panamax vessels while the remainder is transported by capesize vessels.

Demand for Dry Bulk Carriers

         Due to the variety of cargo carried by dry bulk carriers, demand for such vessels is dependent on a number of factors, including global and regional economic and political conditions, developments in international trade, changes in seaborne and other transportation patterns, weather patterns, crop yields, armed conflicts, port congestion, canal closures and other diversions of trade. Generally, since larger ships carry fewer types of cargoes, demand for larger vessels is affected by trade patterns in a small number of commodities. Demand for smaller vessels is more diversified and is determined by trade in a larger number of commodities. As a result, charter rates for smaller dry bulk carriers, such as handysize dry bulk carriers, have tended to be more stable than charter rates for larger dry bulk carriers.

         The major dry bulk commodities had a growth rate of 3.5% in 1994 and 7.3% in 1995, respectively. A decline in worldwide economic growth occurred in 1996 causing shipments of iron ore to decrease slightly. Grain shipments, which were affected by adverse weather conditions in the U.S., also showed a slight decline in 1996. Both thermal and coking coal, however, continued to show increases in 1996. The year 1997 brought a remarkably strong volume increase in major dry bulk commodities of 5.9% but only modest growth for the less significant dry bulk commodities. Total coal shipments, according to FearnResearch estimates, rose from 435 to 453 million tonnes, iron ore shipments recovered strongly from 391 to 423 million tonnes, and grain shipments rose from 193 to 203 million tonnes.

Supply of Dry Bulk Carriers

         The size of the world's dry bulk carrier fleet changes as a result of newbuildings and scrapping or loss of vessels.
The world's dry bulk carrier fleet as of April 30, 1998 totaled 5,479 vessels aggregating approximately 252,988 dwt. Solid trade growth in 1997 did not bring about any significant dry bulk market recovery due primarily to the record-high number of new bulk carriers brought on line during the year, amounting to 18.8 million dwt, or 7.4% of the existing fleet at the beginning of 1997. Scrapping and losses amounted to 7.6 million dwt, of which losses accounted for 0.4 million dwt. Hence, the bulk carrier fleet rose by 4.5% to 266.8 million dwt. The combined carrier fleet decreased from 18.1 to 7.9 million dwt during 1997, and the dry bulk cargo share decreased from 51 % to 37%, as the significantly better tanker market attracted more combined carriers over from dry bulk trading. The size distribution of the existing dry bulk carrier fleet, as of April 30, 1998, is shown below.

      Size Distribution of Existing Dry Bulk Carrier Fleet
                      as of April 30, 1998

Size in dwt        Dry Bulk Carriers       Combination Carriers
____________       ___________________     ____________________

                     No.        dwt          No.         dwt
                   ______   ___________    ______    __________

10-25,000           1,272    24,221,000        1         15,000
25-50,000           2,651    94,042,000       12        542,000
50-100,000          1,057    55,800,000       85      6,438,000
100-200,000           454    68,462,000       64      8,436,000
200,000+               45    10,461,000        8      2,225,000
                   ______   ___________    ______    __________

  Total             5,479   252,980,000      170     17,656,000
                   ======   ===========    ======    ==========

Orderbook

         The size of the dry bulk carrier fleet is affected by orders for new vessels. Newbuilding tonnage on order as of April 30, 1998 for dry bulk carriers totaled approximately 25.4 million dwt, or 9.5% of the existing fleet, with the approximately 20% of this newbuilding tonnage scheduled for delivery during the last two quarters of 1998. During the past few years, the average age of the dry bulk carrier fleet has remained approximately 13 years. Dry bulk carriers in the size range of (i) 40,000-50,000 dwt accounted for 5.5 million dwt, or approximately 21%, of the total newbuilding tonnage; (ii) 50,000-100,000 dwt accounted for
8.7 million dwt, or approximately 37%, of the newbuilding tonnage and (iii) over 100,000 dwt accounted for 8.7 million dwt, or approximately 29%, of the newbuilding tonnage. The following graph shows the size of the existing dry bulk carrier fleet and dry bulk carriers on order.

Lay-Up

         The available dry bulk carrier fleet is also influenced by the number of vessels in lay-up (i.e. not available for immediate employment). However, the number of dry bulk carriers in lay-up in recent years has been relatively low. As of January 1, 1998, dry bulk carriers in lay-up totaled only approximately
1.1 million dwt, as compared to over approximately 11.7 million dwt in 1983.

Charter Rates

         From 1974 to 1978 a global recession caused a slowdown in the newbuilding of dry bulk carriers worldwide. In 1978, improvement in the global economy combined with a low supply of vessels caused a dramatic increase in charter rates. Large numbers of newbuildings were ordered based upon expectations of continued strong economic growth and vessel demand. However, in 1981, worldwide economic demand declined concurrently with an increase in the supply of vessels, resulting in significant oversupply of dry bulk carriers. Over the next five years, charter rates and vessel values declined, although gradually the oversupply of tonnage was absorbed. In 1987, as worldwide economic conditions once again improved, so did dry bulk carrier charter rates. Charter rates remained strong until 1990 when, due to adverse economic and political conditions, they dramatically declined. Charter rates recovered temporarily in 1991, decline in early 1992, remained low through 1993 and then gradually improved during 1994 and remained strong in the first three quarters of 1995. Rates declined significantly in the fourth quarter of 1995 through the third quarter of 1996 before recovering during the fourth quarter of 1996. In 1997, while growth in the volume of major dry bulk commodities increased significantly, the record number of new bulk carriers that entered service met the increased demand and kept charter rates from rising meaningfully. Since vessel values and charter rates are affected by substantially the same market conditions, they tend to be closely correlated. (Note: As from 1992, FearnResearch follows a 150,000 dwt, a 70,000 dwt and a 45,000 dwt bulk carrier as the standard vessel for capesizes, panamaxes and handysizes. Prior to this date the standard size are 120,000 dwt, 60,000 dwt and 38,000 dwt for the respective classes.)

Scrapping

         The rate at which vessels are scrapped also affects the supply of vessels. There are a number of factors that cause an owner to decide to scrap a vessel, including the prevailing and anticipating freight rates, the age of the vessel, secondhand vessel values in relation to scrap prices, and the costs associated with classification society surveys, international regulations and normal maintenance and insurance expenses. Therefore, it may be more economical to scrap an older vessel than to expend the money required to maintain that vessel in class. The average age of dry bulk carriers sold for scrap was approximately 25 years in 1997. Total scrapping in 1997 amounted to 7.2 million dwt.

The Company's Fleet

     The following table sets forth as of June 1, 1999 each of the Company's vessels with cargo-carrying capacity, year of build, construction location and type. Each of these vessels is owned through one or more subsidiaries.

                                                 Construction
Vessel Name          Capacity(1)    Year Built   Location       Type
__________________   ___________    __________   ____________   _______
Alex Stream          140,037        1977         Japan          Tanker
Santa Maria          130,348        1975         Japan          Tanker
Lucky Lady            27,422        1975         Japan          Dry Bulk
Fighting Lady        146,157        1983         S. Korea       Dry Bulk

  (1)  DWT

Competition

         Competition among vessels approved by charterers is primarily based on price and location and is secondarily based upon the reputation of the vessel and its operators. Although Maryville has an established reputation and has a consistent performance record, there can be no assurance that the Company will be able to compete successfully with other shipping firms.

         The Company competes principally with other vessel owners through the international tanker charter market, which is comprised of brokers representing both charterers and vessel owners in chartering transactions. The charters are quoted on either an open or private basis. Requests for quotations on an open charter are usually made by customers to a large number of vessel operators. Vessels owned by major oil companies, oil traders and independent ship owners often compete to win open charters. Requests for quotation on a private basis are made to a limited number of vessel operators and are greatly influenced by prior customer relationships. The Company bids on both open and private requests for quotations.

Customers

         Maryville has many long-established customer relationships, and management believes it is well regarded within the international shipping community. During the past 15 years, vessels managed by Maryville have been repeatedly chartered by subsidiaries of major oil companies, oil traders and dry bulk operators. The Company's tankers have delivered cargoes to and routinely passed the necessary inspections for major oil companies, including: Shell, Exxon, BP, Mobil, Chevron, Agip and Texaco.

         The Company's vessels are currently operated on either the spot market or the short-term time charter markets. The spot charter and short-term time charter markets are highly competitive and rates within those markets are subject to volatile fluctuations while longer-term time charters provide income at pre-determined rates over more extended periods of time. There can be no assurance that the Company will be successful in keeping all its vessels fully employed in these short-term markets or that future spot and short-term charter rates will be sufficient to enable its vessels to be operated profitably.

Inspection by Classification Society

         The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. The Company's vessels are currently enrolled with Bureau Veritas ("BV"). BV has awarded ISM certification to Maryville and the Company's vessels.

         A vessel must undergo Annual Surveys, Intermediate Surveys and Special Surveys. In lieu of a Special Survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. The Company's vessels are on Special Survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel. Generally, the Company will make a decision to scrap a vessel or continue operations at the time of a vessel's fifth Special Survey.

         The following table sets forth upcoming periodic survey and drydocking dates for the Company's vessels:

                              Scheduled Surveys

                                                                      Classi-
                     Drydocking/     Intermediate                     fication
Vessel               Bottom Survey   Survey          Special Survey   Society
___________________  ______________  _____________   ______________   ________

Oil Tankers:
Alex Stream         February 1999 (c) February 1999 (c)  August 2001 (a) BV
Santa Maria         May 1999          October 1998 (b)   April 2001 (a)  BV
Bulk Carrier:
Lucky Lady          July 2000         January 1998 (c)   July 2000 (a)   BV
Fighting Lady       December 2000     June 2000          December 2002   ABS
___________________

(a)   Fifth Special Survey.
(b) To be carried out together with dry-docking. To be carried out +/- 9 months from due date.
(c)   Passed

Regulation

         The business of the Company and the operation of its vessels is materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which those vessels operate, as well as in the country or countries of their registration. Because such conventions, laws and regulations are subject to revision, the Company cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the resale price or useful life of the Company's vessels. The Company is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to its operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the Company's vessels will depend upon a number of factors, the Company believes that it will be able to obtain all permits, licenses and certificates material to the conduct of its operations.

         The Company believes that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will impose greater inspection and safety requirements on all vessels. The Company's vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have a different set of requirements for inspected vessels. These entities include the local port state authorities (Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry), charterers

(particularly major oil companies which conduct vetting inspections) and load and discharge terminal operators.

         Environmental Regulation-IMO. On March 6, 1992, the International Maritime Organization ("IMO") adopted regulations which set forth new and upgraded pollution prevention requirements applicable to tankers. These regulations, which went into effect on July 6, 1995 in many jurisdictions in which the Company's tankers operate, provide that (i) 25-year-old tankers must be of double-hull construction or of a mid-deck design with double-sided construction, unless they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom or are capable of hydrostatically balanced loading that ensures at least the same level of protection against oil spills in the event of collision or stranding ("IMO 25 Year Regulations"), (ii) 30-year-old tankers must be of double-hull construction or mid-deck design with double-sided construction and (iii) all tankers will be subject to enhanced inspections. Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if such tanker (i) is the subject of a contract for a major conversion or original construction on or after July 6, 1993, (ii) commences a major conversion or has its keel laid on or after January 6, 1994 or
(iii) completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

         Environmental Regulation--OPA/CERCLA. The Oil Pollution Act of 1990 ("OPA") established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the U.S. or its territories or possessions, or whose vessels operate in the waters of the U.S., which include the U.S. territorial sea and the two hundred nautical mile exclusive economic zone of the U.S. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") applies to the discharge of hazardous substances, which vessels of the Trading Fleet are capable of carrying.

         Under OPA, vessel owners, operators and bareboat (or "demise") charterers are "responsible parties" who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all oil spill containment and clean-up costs and other damages arising from oil spills pertaining to their vessels. These other damages are defined broadly to include
(i) natural resource damages and the costs of assessment thereof,
(ii) real and personal property damages, (iii) net loss of taxes, royalties, rents, fees and lost natural resources damage,

(iv) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards and (v) loss of subsistence use of natural resources. OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons and $600 per dry bulk (subject to possible adjustment for inflation). CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million. These limits of liability would not apply if the incident were proximately caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. Moreover, OPA and CERCLA preserve the right to recover damages under existing law, including maritime tort law. The Company complies with all applicable state regulations in the ports where the Company's vessels will call.

         The Company currently insures and plans to insure each of its vessels with pollution liability insurance in the amount of $700 million for tankers and $500 million for dry bulk carriers. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on the Company.

         Under OPA, with certain limited exceptions, all newly built or converted tankers operating in U.S. waters must be built with double-hulls, and existing vessels that do not comply with the double-hull requirement must be phased out over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-in period, OPA currently permits existing single-hull tankers to operate until the year 2015 if their operations within U.S. waters are limited to discharging at Louisiana Offshore Oil Port ("LOOP"), or off-loading by means of lightering activities within authorized lightering zones more than 60 miles off-shore.

         OPA expands the preexisting financial responsibility requirements for vessels operating in U.S. waters and requires owners and operators of vessels to establish and maintain with the Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA. In December 1994, the Coast Guard enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, such evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker will be required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA/CERCLA. The Company provides requisite guarantees from a Coast Guard approved mutual insurance organization and receives certificates of financial responsibility from the Coast Guard for each vessel required to have one.

         The Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA and CERCLA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility; and, in the event that such insurer or guarantor is sued directly, it is prohibited from asserting any defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain insurance organizations, which typically provide guarantees for certificates of financial responsibility, including the major protection and indemnity organizations which the Company would normally expect to provide guarantees for a certificate of financial responsibility on its behalf, declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

         Owners or operators of tankers operating in the waters of the U.S. were required to file vessel response plans with the Coast Guard, and their tankers were required to be operating in compliance with their Coast Guard approved plans by August 18, 1993. Such response plans must, among other things, (i) address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge," (ii) describe crew training and drills and (iii) identify a qualified individual with full authority to implement removal actions. The Company has obtained vessel response plans approved by the Coast Guard for the Vessels operating in the waters of the U.S. The Coast Guard has announced it intends to propose similar regulations requiring certain tank vessels to prepare response plans for the release of hazardous substances.

         Environmental Regulation--Other. Although the U.S. is not a party to these conventions, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (the "CLC") and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended ("Fund Convention"). Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Liability is limited to $183 per gross registered ton or approximately $19.3 million, whichever is less, or $82.7 million, depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, which raised the maximum limit to approximately $82.7 million. The limit of liability is tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault or privity and under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states, must provide evidence of insurance covering the limited liability of the owner. in jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

         The European Union ("E.U.") is considering legislation that will affect the operation of tankers and the liability of owners for oil pollution. It is impossible to predict what legislation, if any, may be promulgated by the E.U. or any other country or authority.

         The Company's operations are also affected by the newly-adopted requirements set forth in the International Safety Management ("ISM") Code. As of July 1, 1998, the ISM Code and implementing U.S. regulations require shipowners and bareboat charterers of passenger vessels, oil tankers, chemical tankers, gas carriers, bulk carriers and certain high speed craft to develop an extensive "Safety Management System" that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating their vessels safely and describing procedures for dealing with emergencies. Noncompliance with the ISM Code may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, certain ports. Maryville, which manages the Company's vessels, is certified as an approved ship manager under the ISM Code. Currently, the Company's vessels are ISM certified.

Insurance and Safety

         The business of the Company is affected by a number of risks, including mechanical failure of the vessels, collisions, property loss to the vessels, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any ocean-going vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, by imposing potentially unlimited liability upon owners, operators and bareboat charterers for certain oil pollution accidents in the U.S., has made liability insurance more expensive for ship owners and operators and has also caused insurers to consider reducing available liability coverage.

         The Company maintains hull and machinery and war risks insurance, which will include the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. The Company does not carry insurance covering the loss of revenue resulting from vessel off-hire time. The Company believes that its insurance coverage is adequate to protect it against most accident-related risks involved in the conduct of its business and that it maintains appropriate levels of environmental damage and pollution insurance coverage. Currently, the available amount of coverage for pollution is $700 million for tankers and $500 million for dry bulk carriers per vessel per incident. However, there can be no assurance that all risks are adequately insured against, that any particular claim will be paid or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates.

Recent Developments

         On March 11, 1999, the Company acquired, through a wholly-owned subsidiary, the shares of the owning companies of two Suezmax tankers for an aggregate price of US$ 9.0 million.

         The purchases were financed through the combination of a secured loan of US$ 6.0 million from Den Norske Bank ASA and a sellers' credit of US$ 3.0 million. The secured loan carries a floating interest rate of LIBOR plus 1.5% per annum and matures on July 31, 2000, with a US$ 4.8 million balloon payment due on maturity. Half of the sellers' credit will be payable on March 11, 2000, and the remainder will be payable on March 11, 2001. The two acquired vessels are the Alex Stream, a 1977-built, Cap-2 Suezmax tanker of 140,037 dwt and the Santa Maria, a 1975-built, Cap-2 Suezmax tanker of 130,348 dwt.

         On May 13, 1999, the Company acquired through a wholly-owned subsidiary, the motor vessel "Happy Day" renamed to "Lucky
Lady," a 1975-built, bulk carrier of 27,422 dwt for a purchase price of US$ 760,000 paid in cash.

         In addition, on May 28, 1999, the Company announced that it had acquired the m/v Esplanade to be renamed "Fighting Lady," a 1983-built, bulk carrier of 146,157 dwt for a purchase price of US$ 7,470,000.

ITEM 2 - DESCRIPTION OF PROPERTY

         The Company has no leasehold or freehold interest in any real property.

ITEM 3 -LEGAL PROCEEDINGS

         There are currently no material legal proceedings, actions or claims pending against the Company. The nature of the Company's business exposes it to the risk of lawsuits for damages or penalties relating to, among other things, personal injury, property casualty and environmental contamination.

ITEM 4 - CONTROL OF THE REGISTRANT

                    OWNERSHIP OF THE COMPANY

         The following table sets forth, as of May 15, 1999, certain information regarding the current ownership of the Company's outstanding voting securities, the Common Shares, by each person known by the Company to be the owner of more than 10% of such securities and all the Directors and senior management as a group.

                                 Number of
Name                             Common Shares   Percent of Class
______________________________   _____________   ________________

Vilpa Investments S.A. (a)        3,587,069          54.6%

         As a group, the Directors and executive officers of the Company own 3,655,369 Common Shares or 55.6% of the Common Shares outstanding.
________________
(a) Vilpa is a Liberian corporation owned indirectly by members of the family of Gabriel Panayotides, the Chairman, President
    and Chief Executive Officer of the Company.   By virtue of
    his voting power and power of disposition over the Common Shares of the Company owned by Vilpa, Mr. Panayotides may be deemed the beneficial owner of such shares for purposes of Rule 13d-3 under the Exchange Act. Mr. Panayotides disclaims beneficial ownership of these securities for any other purpose.

ITEM 5 - NATURE OF TRADING MARKET

         The primary trading market for the Common Shares is the American Stock Exchange (the "AMEX"), on which the Common Shares are listed under the symbol "EXM."

         The high and low closing prices for the common shares, by quarter, in 1997, 1998 and 1999 were as follows:

                                  AMX           AMX
                                  Low           High

For the quarter ended:

   March 31, 1997                 US$ N/A(a)    US$ N/A
   June 30, 1997                  US$ N/A       US$ N/A
   September 30, 1997             US$ N/A       US$ N/A
   December 31, 1997              US$ N/A       US$ N/A
   March 31, 1998                 US$ N/A       US$ N/A
   June 30, 1998                  US$ 2 5/8     US$ 4 1/4
   September 30, 1998             US$ 2 3/8     US$ 3 7/8
   December 31, 1998              US$ 1 1/4     US$ 3 1/2
   March 31, 1999                 US$ 1 1/2     US$ 1 3/4

____________________

(a)  The stock was not listed from December 1996 until May 1998.

         On December 31, 1998, the closing price of the Common
Shares as quoted on the AMEX was US$ 3 1/2. On such date, there were 6,570,000 Common Shares issued and outstanding.

ITEM 7 - TAXATION

         The Company is incorporated in the Republic of Liberia.
The Company is not subject to income taxation under the laws of the Republic of Liberia. There is no treaty relating to taxation between the Republic of Liberia and the United States.

         U.S. HOLDERS OF NOTES ARE URGED TO CONSULT THEIR OWN TAX
ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF THE ACQUISITION,
OWNERSHIP AND DISPOSITION OF SHARES, AS WELL AS ANY APPLICABLE
FOREIGN, STATE OR LOCAL TAX LAWS OR ESTATE OR GIFT TAX
CONSIDERATIONS.

ITEM 8 - SELECTED FINANCIAL DATA

         The following selected historical income and balance sheet financial data as of and for the years ended December 31, 1994, 1995, 1996, 1997 and 1998 have been derived from the audited Consolidated Financial Statements of the Company. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, including the notes thereto, included elsewhere herein.

                            Selected Historical Financial Data
            Excel Maritime Carriers Ltd. (formerly B+H Maritime Carriers Ltd.)

                                                  Year Ended December 31,
                                     ===================================================
                                        1994       1995       1996       1997      1998
                                     _________  _________  _________  _________  _______
                                             (in thousands, except per share data)

Income Statement Data (a):
Revenues from vessels, net           $ 8,165    $ 7,888    $ 7,684           0   $  7,525
Vessel operating expenses             10,192      5,934      4,745           0      5,949
Depreciation and amortization          2,955      2,427        322           0      1,310
General and administrative expenses      737        527        646         275        979
Loss on sale of vessels                  474                                       11,508
Other income (expenses), net             556        339        348           0        763
                                     --------   --------   ---------  ---------  --------
Net income (loss)                    $(6,749)   $(1,339)   $ 1,623    $   (275)  ($12,984)
                                     --------   --------   ---------  ---------  ---------

Net income (loss) per share (b)      $(43.82)   $ (8.69)   $  9.68    $  (1.24)  $   3.15)
                                     --------   --------   ---------  ---------  ---------
Balance Sheet Data (at period end)
Current assets                       $   579    $   536    $     0    $      0   $  7,446
Total assets                          10,828      8,654          0           0      7,446
Current liabilities                    6,234      5,882          0         138      1,124
Long-term debt, less current portion   2,814      2,331          0           0          0
Shareholders' equity                   1,781        442          0        (138)     6,322

____________________

(a) Income statement data for 1994, 1995, and 1996 reflect the operation of BHM up to December 4, 1996, when the Company ceased operations.
     Income statement data for 1997 reflect the amount paid by new owners for the termination of an existing management agreement.
     Income statement data for 1998 reflect the reactivation of the Company, operation and subsequent sale of the five vessels.

(b) Per share calculations reflect retroactively the 1 - for -20 reverse stock split effected on May 8, 1998.

ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis should be read in conjunction with the "Selected Historical Financial Data" set forth above and the combined Financial Statements and the notes thereto.

General

         In October 1997, approximately 65% of the common stock of an Amex-listed corporation named B+H Maritime Carriers Ltd., which had disposed of its assets and ceased operations, was purchased by certain shareholders of the Company. After changing its name to Excel maritime Carriers Ltd., the company raised approximately US$ 20 million in an equity offering, consummation of which was accomplished on May 22, 1998 and resumed operation. In May and June 1998 the Company purchased three dry bulk cargo vessels and two tankers. The purchase was accomplished with a combination of the net proceeds of the equity offering and US$ 23 million of commercial debt. Due to the downward trend that the shipping industry experienced starting second half of 1998, enhanced by the crisis in Asian and Russian Economies during that period, the Company decided to sell all five of its vessels in 1998 in order to take advantage of the market prior to it reaching its cyclical low, and apply the cash secured after sale of the vessels to proceed with new investment and acquisition of suitable vessels at the earliest appropriate time considering market conditions.

         As of the end of 1998, the five vessels were sold and the Company used a portion of the proceeds of the sale to repay in full its outstanding indebtedness of US$ 20.2 million.

         In line with its business plan the Company acquired through a wholly-owned subsidiary, Point Holdings, the following vessels on the following dates:

Vessel Name               Type                 Date Acquired        DWT

Alex Stream         Suezmax Oil Tanker         March 11, 1999       140,037
Santa Maria         Suezmax Oil Tanker         March 11, 1999       130,348
Lucky Lady          Handy Bulk Carrier         May 13, 1999          27,422
Fighting Lady       Capesize Bulk Carrier      May 28, 1999         146,157

         The Company effectuated a "quasi-reorganization" for accounting purposes in January 1999 by which the Company's additional paid-in capital of US$ 56,499,000 as of December 31, 1998, was adjusted to US$ 6,256,000 as of January 1, 1999 and the Company's deficit in retained earnings of US$ 50,243,000 as of December 31, 1998, was adjusted to US$ 0 as of January 1, 1999.

The Company was effectuated this quasi-reorganization for the purpose of simplifying its balance sheet and the adjustment does not involve any actual payments or transfer of funds.

Revenues

         Gross revenues from vessels consist primarily of (i) hire earned under time charter contracts, where charterers pay a fixed daily hire or (ii) amounts earned under voyage charter contracts, where charterers pay a fixed amount per ton of cargo carried. Gross revenues are also affected by the proportion between voyage and time charters, since voyage freights are higher than equivalent time charter hire, as they include all costs relating to a given voyage, including port expenses, canal dues and fuel (bunker) costs. Accordingly, year-to-year comparisons of gross revenues are not necessarily indicative of the Trading Fleet's performance. The time charter equivalent per vessel ("TCE"), which is defined below as gross revenue per day less commissions and voyage costs provides a more accurate measure for comparison.

Expenses

         Voyage Expenses

         Voyage expenses consist of all costs relating to a given voyage, including port expenses, canal dues and fuel (bunker) costs. Under voyage charters, such expenses are paid by the owner of the vessel whereas under time charters such expenses are paid by the charterer. Therefore, voyage expenses can exhibit significant fluctuations from period to period depending on the type of charter arrangement.

         Vessel Operating Expenses

         Vessel operating expenses consist primarily of crewing, repairs and maintenance, lubricants, victualling, stores and spares and insurance expenses. The Company is responsible for all vessel operating expenses in voyage, time and period charters.

         Depreciation

         Vessels, including the acquisition related costs, are depreciated on a straight line over an estimated economic life of 30 years for tankers and 28 years for dry bulk carriers (from the date of construction of each vessel). Vessels are depreciated to an estimated scrap value calculated at $180 per lightweight ton.

         Amortization of Drydocking and Special Survey Costs

         Drydocking and special surveys are carried out approximately every two and a half years and five years, respectively. Drydocking and special surveys costs are deferred and amortized over two and a half years and five years, respectively.

         Management Fees

         Management fees consist of fixed management fees per vessel per month charged by Maryville for managing the vessels.

Results of Operations
Fiscal Year ended December 31, 1998 Compared to
Fiscal Year ended December 31, 1997

         As the company did not operate during 1997, no comparative date for 1997 are available.

         Revenues from Vessels

         Gross revenues (before deduction of broker's commissions and voyage expenses) were US$ 7.9 million in 1998. The total number of operating days of the fleet was 941 during 1998, commencing on May 29th when the first vessel was bought and ending on December 15th that all vessels were sold. TCE per vessels in 1998 was US$ 5,180.

         Voyage Expenses

         Voyage Expenses were US$ 2.65 million in 1998.

         Vessel Operating Expenses

         Vessel Operating Expenses were US$ 3.3 million in 1998.
Average daily operating expenses per vessel in 1998 were US$ 3.505.

         Depreciation and Amortization

         Depreciation charge for 1998 was US$ 1.3 million.

         General and Administrative Expenses

         General and Administrative expenses for 1998 amounted to US$ 0.98 million. The fee charged by Excel Management for managing the vessels was US$ 0.44 million. US$ 0.54 million is attributable mainly to general corporate expenses, legal fees, audit fees and consultancy fees connected with expenses incurred by the Company in an attempt to explore the U.S. Capital Markets during 1998, which did not materialize due to the adverse climate experienced by the U.S. Capital Markets as a result of Russian and Brazilian economic crisis during the second half of the year.

         Other Income/Expenses

         Other Expenses during 1998 totaled US$ 12.27 million and consisted of a US$ 11.5 million loss on the sale of the vessels and US$ 0.76 million in interest and financing costs.

         Fiscal Year ended December 31, 1997 Compared to
         Fiscal Year ended December 31, 1996

         As the Company did not operate during 1997, no comparative data for 1997 is available.

         During 1997, an existing management agreement with B+H
Management was terminated in consideration for US $275,000

         Fiscal Year ended December 31, 1996 compared to Fiscal year ended December 31, 1995

         Revenues from Vessels

         Total revenues in 1996 decreased US$ 200,000 or 3% as a result of the acquisition of all of BHM's operations on December 4, 1996 by B+H Ocean Carriers Ltd. The US$ 600,000 decrease resulting from the 27 day reduction in operating days was offset by an increase in the charter hire revenue of BHM's three product tankers of approximately US$ 0.4 million.

         Vessel Operating Expenses

         Total vessel operating expense, dry-docking and survey costs for 1996 decreased US$ 1.2 million or 20%, due predominantly to the decrease in dry-docking of US$ 900,000. The additional US$ 300,000 decrease was due to the reduction in operating days stemming from the acquisition, as noted above.

         Depreciation and Amortization

         Total depreciation and amortization expenses for 1996 were US$ 300,000, a decrease of US$ 2.1 million. Approximately US$ 1.9 million of the decrease is attributable to the change in the estimated useful lives of BHM's vessels from 22 to 30 years from the date of construction. An additional US$ 200,000 of the reduction in depreciation expense stemmed from the reduction in operating days, as noted above.

         General and Administrative Expenses

         General and administrative expenses increased
US$ 100,000 or 23%, due to fees incurred in connection with the sale of the business and assets to B+H Ocean Carriers Ltd. of approximately US$ 100,000.

         Liquidity and Capital Resources

         The Company operates in a capital intensive industry which requires extensive investment in revenue-producing assets. The liquidity requirements of the Company relate to servicing its debt, funding investments in vessels, funding working capital and maintaining cash reserves. Net cash flow generated by operations has historically been the main source of liquidity. Additional sources of liquidity also include proceeds from assets sales, bank indebtedness and equity contribution.

         As of December 31, 1998 the Company had a working capital (defined as current assets less current liabilities) surplus of US$ 6.32 million resulting from the cash generated from the sale of the Company's fleet. As of December 31, 1998 the Company had cash US$ 5.78 million and zero indebtedness.

         Operating Activities

         The net cash used in Operating Activities totaled
US$ 0.89 million in 1998. This reflects a prepayment of US$ 1 million to the management company for vessel operating expenses.

         Investing Activities

         The net cash used in Investing Activities totaled
US$ 12.57 million in 1998 which reflects the difference between the purchase price and the net proceeds from the sale of the vessels.

         Financing Activities

         The net cash generated from Financing Activities in 1998 was US$ 19.24 million reflecting the net proceeds of the Equity
Offering, the drawdown of a US$ 23 million bank loan and the full repayment of that loan within the period.

Foreign Currency Fluctuation

         All of the Trading Fleet's revenues are in U.S. dollars. Approximately 90% of the Trading Fleet's total expenses are paid in U.S. dollars, with the remaining 10% being paid in Greek drachmas. The Company does not hedge its exposure to foreign currency fluctuation. For accounting purposes, expenses incurred in Greek drachmas are translated into U.S. dollars at the exchange rate prevailing on the date of each transaction.

Inflation

         Although inflation has had a moderate impact on the Trading Fleet's operating and voyage expenses in recent years, management does not consider inflation to be a significant risk to operating or voyage costs in the current economic environment. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.

The Year 2000 Computer Problem

         The "Y2K problem" is the term used to describe the potential failure of computer software systems to properly process date-related information on or after January 1, 2000. The Y2K problem creates a problem for the shipping industry because most ship management and ship owning companies rely on date dependent computer systems, both on board vessels and ashore. In addition, port authorities, communication networks utilized in the shipping industry and customers rely on computer systems which may be adversely affected by the Y2K problem.

         Computer systems on board vessels which are likely to be affected or even disabled include satellite position control systems, radar mapping, ballast monitoring systems, engine vibration monitors, cargo loading software, global maritime distress and safety system equipment, each of which is likely to be controlled by computer systems which may not be Y2K compliant. Insurers have stated that insureds will be penalized if their computer systems are not Y2K compliant. The Company is presently in the process of evaluating the compliance of its computer systems with the Year 2000 requirements and has sent detailed questionnaires to each vessel in the Trading Fleet. The Company's shorebased computer systems, including both hardware and software, are of recent design and manufacture and the Trading Fleet believes them to be fully Y2K compliant. The Company completed the evaluation of its vessel-based computer systems in June 1999. Any upgrade or modification required to render the vessel-based computer systems compliant with the Year 2000 requirements will be completed within six months after the completion of the evaluation. Based on current information, the Company does not believe it will incur any material expenses in order to undertake any necessary corrective action.

ITEM 10 - DIRECTORS AND OFFICERS OF THE REGISTRANT

                           MANAGEMENT

Executive Officers, Directors and Consultants

         The following table sets forth the name, age and principal position with the Company of each of its executive officers, Directors and consultants. Consultants are appointed from time to time, are not executive officers and do not make executive decisions for the Company.

Name                      Age     Position

Gabriel Panayotides       43      Chairman, President, Chief
                                  Executive Officer and Class A
                                  Director

George Agadakis           45      Vice President, Chief Operating
                                  Officer and Class B Director

Loukis Papaphilippou      62      Class A Director

Gregory J. Timagenis      53      Class A Director

Trevor J. Williams        54      Class A Director

Nicolas Zouvelos          43      Treasurer

Georgina E. Sousa         48      Secretary

         The Board of Directors currently consists of five persons. Each Director is elected for a two year term. Class A
Directors will serve until the 1999 annual meeting.  Class B
Directors will serve until the 2000 annual meeting. Officers are appointed by the Board of Directors and serve until their successors are appointed and qualified.

         Gabriel Panayotides has been President, Chief Executive Officer and a Director of the Company since October 1997 and Chairman since February 1998. He has participated in the ownership and management of ocean going vessels since 1978 and has been head of operations of Maryville since July 1983. He is also a member of the Greek Committee of Bureau Veritas, an international classification society. He holds a Bachelors degree from the Piraeus University of Economics.

         George Agadakis has been Vice President and a Director of the Company since November 1997. He has also been General Manager of Maryville since January 1992. From 1983 to 1992 he served as Insurance and Claims Manager for Maryville. He has held positions as Insurance and Claims Manager and as a consultant with three other shipping companies since 1976. He holds diplomas in shipping from the Business Centre of Athens and the London School of Foreign Trade Ltd.

         Loukis Papaphilippou has been a Director of the Company since October 1997 and has been the chief legal executive of L. Papaphilippou & Co., a leading law firm in Cyprus since July 1963. He has been Vice President of Minerva Insurance since January 1978 and President of Antenna TV Ltd. and Antenna FM Ltd., two leading Cypriot broadcasting networks, since December 1989 and December 1995, respectively.

         Gregory J. Timagenis has been a Director of the Company since August 1998 and is a member of the Law Office of Gr. J. Timagenis, the Company's Greek counsel. He holds a law degree and a Masters degree in economics and political sciences from the University of Athens. He was also awarded an L.L.M. and a Ph.D. by the University of London. He was admitted to the Piraeus Bar Association in 1971, and, since 1981, he has been qualified to practice before the Supreme Court of Greece. He has taught legal courses at the University of Athens and the Greek Naval Academy in addition to having written several books and articles.

         Trevor J. Williams has been a Director of the Company since November 1988 and has been principally engaged as President and Director of Consolidated Services Limited, a Bermuda-based firm providing management services to the shipping industry since 1985.

         Nicolas Zouvelos has been Treasurer of the Company since June 1999. He has also been Deputy Financial Manager of Maryville since June 1995 and Financial Manager since September 1998. He has been involved with the shipping industry for 15 years and has held positions as Claims Manager and Assistant Financial Manager with two other shipping companies. He holds a Master of Science degree in Economics from the University of Stirling.

         Georgina E. Sousa has been Secretary of the Company since February 1998. She joined the Bermuda law firm of Cos & Wilkinson in 1982 as Senior Company Secretary and served in that capacity until 1993 when she joined Consolidated Services Limited as Manager of Corporate Administration, which position she currently holds. From 1976 to 1982, Ms. Sousa was employed as Company Secretary by the Bermuda law firm of Appleby, Spurling & Kemp. She acts as Company Secretary of several private companies and of Chemgas Ltd. and Resource Financing and Investment Ltd.

ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS

         The Company does not pay salaries or provide other direct compensation to its executive officers including those who serve as Directors of the Company. For the year ended
December 31, 1998, the Company paid aggregate Directors fees of $35,306.

         No family relationships exist among any of the executive officers and Directors.

ITEM 13 - INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         Excel Management

         The Company's management is conducted by and through Excel Management, an affiliate of the Company. On April 30, 1998, Excel Management and the Company entered into the Management Agreement, pursuant to which Excel Management is paid a fee of $13,000 per month in respect of each vessel owned by the Company in addition to an annual fee of $50,000 for general corporate and clerical management services.

         Maryville

         On April 30, 1998, Excel Management and Maryville entered into the Submanagement Agreement under which Excel Management procures certain technical and commercial management services for the vessels of the Trading Fleet from Maryville, a company also associated with the Company's managerial and shareholder group. Pursuant to the Submanagement Agreement, the Company pays Maryville a fee of $11,000 per month per vessel under management plus a commission for advice on chartering and purchase and sale transactions. Mr. Agadakis is the General Manager of Maryville.

         During the fiscal years ended December 31, 1998, Maryville was paid fees of $368,500 for commercial and technical management services in respect of the vessels. Maryville currently manages 10 vessels other than those of the Company and is not restricted in the number or ownership of vessels it may manage. Maryville has advised the Company that it gives no priority or preference to any of the vessels under its management.

         Other

         L. Papaphilippou & Co. serves as Cypriot counsel to the Company and has received fees in the past for legal services. L. Papaphilippou & Co. will continue to receive such fees for the provision of such services, when rendered, in the future. Loukis

Papaphilippou, a Director of the Company and member of the Audit
Committee, is a member of L. Papaphilippou & Co.

         The Law Office of Gr. J. Timagenis serves as Greek counsel to the Company and has received fees in the past for legal services. The Law Office of Gr. J. Timagenis will continue to receive such fees for the provision of such services, when rendered, in the future. Gregory J. Timagenis, a Director of the Company and member of the Audit Committee, is a member of the Law Office of Gr. J. Timagenis.

                             PART IV

ITEM 17 - FINANCIAL STATEMENTS

     See pages F-1 through F-23, which are attached hereto and incorporated herein.

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

     The following financial statements, together with the report of Arthur Andersen, Independent Accountants, are filed as part of this annual report:

           INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

 Audited Financial Statements
    Report of Arthur Andersen, Independent Accountants....   F-2
    Consolidated Balance Sheets December 31, 1997, 1998...   F-3
    Consolidated Statements of Operations for the years
      ended December 31, 1996, 1997 and 1998..............   F-5
    Consolidated Statements of Stockholders' Equity for
      the years ended December 31, 1996, 1997 and 1998....   F-7
    Consolidated Statements of Cash Flows for the Years
      Ended December 31, 1998 and 1997....................   F-8
    Notes to Consolidated Financial Statements............   F-10

               EXCEL, MARITIME CARRIERS LTD.
           (FORMERLY B+H MARITIME CARRIERS LTD.)

             CONSOLIDATED FINANCIAL STATEMENTS
             AS OF DECEMBER 31, 1997 AND 1998

       TOGETHER WITH INDEPENDENT PUBLIC ACCOUNTANTS
                          REPORT

         REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO:
EXCEL MARITIME CARRIERS LTD.

We have audited the accompanying consolidated balance sheets of EXCEL MARITIME CARRIERS LTD., (formerly B+H Maritime Carriers Ltd.) and subsidiaries, ("Company") as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of EXCEL MARITIME CARRIERS LTD. as of December 31, 1996, which are presented for comparative purposes, were audited by other auditors whose report dated May 30, 1997, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and signficant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EXCEL MARITIME CARRIERS LTD. and subsidiaries as of December 31, 1997 and 1998 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1998, in conformity with United States generally accepted accounting principles.

Athens, Greece,
March 29,1999.

                        EXCEL MARITIME CARRIERS LTD.
                    (FORMERLY B&H MARITIME CARRIERS LTD.)

                         CONSOLIDATED BALANCE SHEETS
                         DECEMBER 31, 1997 AND 1998
                  (Expressed in thousands of U.S. Dollars,
                           except per share data)

ASSETS                                                   1997        1998
                                                         ----        ----
CURRENT ASSETS:

 Cash and cash equivalents (Note 2h)                  $      0   $  5,783
 Accounts receivable-                                 --------   --------
  Trade  (Note 2i)                                           0        382
  Other                                                      0        142
                                                      --------   --------

                                                             0        524
                                                      --------   --------
Due from management company (Note 1)                         0      1,000
Inventories (Note 2c)                                        0        139
                                                      --------   --------
     Total current assets                                    0      7,446
                                                      --------   --------
     Total assets                                     $      0   $  7,446
                                                      ========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Accounts payable-
  Trade                                                      0        742
  Other                                                      0        191
                                                      --------   --------
                                                             0        933
                                                      --------   --------
Accrued liabilities (Notes 2f and 4)                       138        191
                                                      --------   --------
     Total current liabilities                             138      1,124
                                                      --------    --------
CONTINGENCIES (Note 7)                                       -          -

STOCKHOLDERS' EQUITY:

 Preferred Stock, $0.01 par value; 5,000,000 shares authorised, none issued.

Common Stock, $0.01 par value; 30,000,000 shares
   authorised; 4,436,122 issued and outstanding at
   December 31, 1997; 6,571,806 issued and
   outstanding at December 31, 1998.                        2          66

Paid-in capital                                        37,119      56,499
Retained earnings (deficit)                           (37,259)    (50,243)
                                                      --------    --------
     Total stockholders' equity                          (138)      6,322
                                                      --------    --------
     Total liabilities and stockholders' equity       $     0    $  7,446
                                                      ========    ========

The accompanying notes are an integral part of these consolidated balance sheets.

                        EXCEL MARITIME CARRIERS LTD.
                    (FORMERLY B&H MARITIME CARRIERS LTD.)

         CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED
                      DECEMBER 31, 1996, 1997 AND 1998
                  (Expressed in thousands of U.S. Dollars,
                           except per share data)


                                                1996      1997      1998
                                                ----      ----      ----

REVENUES:

Revenue from vessels (Notes 1 and 2g)          $7,684        $0     $7,883
  Commissions (Note 2g)                             0         0       (358)
                                              --------  --------   --------

    Revenue from vessels, net                   7,684         0      7,525
                                              --------  --------   --------

EXPENSES:

Operating expenses
  Voyage expenses (Note 2g)                         0         0      2,651
  Vessel operating expenses
     (Notes 2e, 2f, 2g and 5)                   4,745         0      3,298
  Depreciation and amortization
     (Notes 2d and 6)                             322         0      1,310

General and administrative expenses
  Management fees (Notes 1 and 3)                 154         0        436
  Other (Notes 1 and 3)                           492       275        543
                                              --------  --------   --------

                                                5,713       275      8,238
                                              --------  --------   --------

Income (loss) from operations                   1,971      (275)      (713)
                                              --------  --------   --------

OTHER INCOME (EXPENSES):
  Interest and finance costs, net (Note 6)       (348)        0       (759)
  Loss on sale of vessels (Note 6)                  0         0    (11,508)
  Foreign currency gains (losses) (Note 2b)         0         0         (7)
  Other, net                                        0         0          3
                                              --------  --------   --------

  Total other income (expenses), net             (348)        0    (12,271)
                                              --------  --------   --------
Net Income (loss)                              $1,623     $(275)  $(12,984)

                                              ========  ========   ========

Basic earnings (loss) per share                 $9.68    $(1.24)    $(3.15)
                                              ========  ========   ========

Basic weighted average numbers of shares      167,747   221,806  4,118,792
                                              ========  ======== =========


The accompanying notes are an integral part of these consolidated statements.

                        EXCEL MARITIME CARRIERS LTD.
                    (FORMERLY B&H MARITIME CARRIERS LTD.)

     CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED
                      DECEMBER 31, 1996, 1997 AND 1998
                  (Expressed in thousands of U.S. Dollars,
                           except per share data)


                                Compre-                     Retained
                                hensive   Capital Paid-in   Earnings
                                Income     Stock  Capital   (Deficit)  Total
                                ------    ------  ------    ---------  -----

BALANCE, December 31, 1995                    31   34,553   (34,142)     442

- 1996 net income                 1,623       -       -       1,623    1,623
- Shares issued to B+H Ocean        -         13    2,387       -      2,400
- Distributions to stockholders   ------      -         0    (4,465)  (4,465)
- Comprehensive Income            1,623
                                  ======   ------   ------    ------   ------

BALANCE, December 31, 1996                    44   36,940   (36,984)       0

- 1997 net loss                    (275)       -        0      (275)    (275)
- Reverse stock split,
  1 for 20 for 4,436,122
  old shares (occurred on
  May 21, 1998)                     -        (42)      42        -         0
- Additions to paid-in capital      -          -      137        -       137
                                 -------
- Comprehensive Income (loss)      (275)
                                 =======   ------   ------    ------   ------

BALANCE, December 31, 1997          -          2   37,119   (37,259)    (138)

- 1998 net loss                 (12,984)       -      -     (12,984) (12,984)
- Additions to paid-in capital       -         -      138        -       138
- Issuance of 6,350,000 common
  shares, par value $0.01 at
  $ 3.15                             -        64   19,939        -    20,003
- Capital issuance expenses          -        -      (697)       -      (697)
                                --------
- Comprehensive Income (loss)   (12,984)
                                ========   ------  -------  --------   ------
BALANCE, December 31, 1998                    $66  $56,499 $(50,243)   $6,322
                                           ======  =======  ========   ======

The accompanying notes are an integral part of these consolidated statements.

                        EXCEL MARITIME CARRIERS LTD.
                    (FORMERLY B&H MARITIME CARRIERS LTD.)

          CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
                      DECEMBER 31, 1996, 1997 AND 1998
                  (Expressed in thousands of U.S. Dollars)

                                                1996      1997      1998
                                                ----      ----      ----
Cash Flows from Operating Activities:
  Net income (loss)                            $1,623     $(275)  $(12,984)
  Adjustments to reconcile net income
     (loss) to net cash provided by
     operating activities:
     Depreciation and amortization                322         0      1,329
     Loss on sale of vessels                        0         0     11,508
     Equity in undistributed earnings of          (18)        0          0
      Northhampton Assurance Ltd.
     Interest expense                             351         0        817
     Interest income                                0         0        (83)

  (Increase) Decrease in:
     Accounts receivable                         (325)        0       (507)
     Inventories                                   22         0       (139)
     Due from management company                    0         0     (1,000)
     Prepayments and other                       (166)        0          0
  Increase (Decrease) in:
     Accounts payable                             (82)        0        933
     Accrued liabilities                         (176)      138         53
     Due to other related parties                 (34)        0          0
     Unearned revenue                            (701)        0          0
  (Increase) in deferred charges                  (42)        0          0
  Interest paid                                  (351)        0       (817)
                                              --------  --------   --------

Net Cash from (used in) Operating Activities      423      (137)      (890)
                                              --------  --------   --------

Cash Flows from Investing Activities:

  Vessel acquisitions and/or improvements           0         0    (38,000)
  Proceeds from sale of vessels, net                0         0     25,365
  Interest received                                 0         0         66
                                              --------  --------   --------

Net Cash used in Investing Activities               0         0    (12,569)
                                              --------  --------   --------

Cash Flows from Financing Activities

  Proceeds from long-term debt                      0         0     23,000

  Proceeds from refinancing of mortgage loan    5,000         0          0
  Payment of long-term debt                    (3,245)        0     (1,000)
  Repayment of long-term debt                       0         0    (22,000)
  Additions to paid-in capital                       0      137        138
  Issuance of capital stock                         0         0     20,003
  Capital issuance expenses                         0         0       (697)
  Financing costs                                   0         0       (202)
  Cash distributed to owners                   (2,230)        0          0
                                              --------  --------   --------

Net Cash from (used in) Financing Activities     (475)      137     19,242
                                              --------  --------   --------

Net increase (decrease) in cash and
  cash equivalents                                (52)        0      5,783

Cash and cash equivalents at beginning
   of year                                         52         0          0
                                              --------  --------   --------

Cash and cash equivalents at end of year           $0        $0     $5,783
                                              ========  ========  ========

The accompanying notes are an integral part of these consolidated statements.

                  EXCEL MARITIME CARRIERS LTD.
              (FORMERLY B+H MARITIME CARRIERS LTD.)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   DECEMBER 31, 1997 AND 1998

 (Amounts in all tables and notes are presented in thousands of U.S. Dollars, unless otherwise stated, except per share data)


1.  BASIS OF PRESENTATION AND GENERAL INFORMATION:

The accompanying consolidated financial statements include the accounts of B&H Maritime Carriers Ltd. (B+H), a Liberian corporation, formed in November 1988 to engage in the business of investing in, owning, operating and selling dry-cargo bulker vessels and product-tanker vessels. B+H was renamed to Excel Maritime Carriers Ltd. on April 28, 1998.

On October 11, 1995, the shareholders of B&H approved amendments to the Company's Articles of Incorporation, the result of which was to reorganize it from a self-liquidating enterprise of limited duration to a perpetual corporation. The amendments to the Articles of Incorporation also increased the authorized Common Stock to 30,000,000 shares, authorized a new class of 5,000,000 shares of Preferred Stock, par value $ 0.01 per share issuable in such series with rights, preferences and limitations as the Company's Board of Directors may determine.

On October 18, 1996, B&H Ocean Carriers Ltd. ("B&H Ocean") acquired 1,356,122 of the newly issued shares of common stock of the Company in full satisfaction of indebtedness of $ 2,400,336 of B&H.

On December 4, 1996, B&H Ocean acquired substantially all of the business and assets (primarily three product tankers) and assumed substantially all of the liabilities of B&H, except for the management agreement referred to in the following paragraph, in exchange for 495,841 shares of B&H Ocean's common stock, which was distributed to B&H's shareholders, other than B&H Ocean. As a result, B&H which operated during 1995 and 1996 three product carriers, remained with no vessels and operations after that date.

B&H vessels operated during 1996 under open rate charters with PROTRANS a tanker operating pool owned and managed by members of B&H management team. B&H 's charter hire revenues from these vessels totalled $ 7,684.

In October 1997, Vilpa Investments S.A. and Mr. Odysseos (a
Cypriot businessman representing the vessel-owning companies in Cyprus) acquired a 14% and 51% interest in B&H, respectively.

Concurrent with the change in ownership, the Company terminated an existing management agreement with a then affiliated company (B&H Management Ltd.) in consideration for $ 275. As a result, the historical operations of B&H Maritime are not considered relevant to the ongoing operations of Excel Maritime Carriers Ltd.

On December 5, 1997, Excel Maritime Carriers Ltd. (Excel, formerly B&H) entered into a series of memoranda of agreement, through its wholly-owned vessel owning subsidiaries and gradually purchased five vessels with delivery dates up to the end of June 1998. These vessels were all sold in December 1998 (Note 6).

The operations of the above five vessels (Note 2a below) were managed by Excel Management Ltd., an affiliated Liberian corporation formed on January 13, 1998. The management company ("the Manager"), which is not included in the accompanying consolidated financial statements, has an office in Greece, established under the provisions of Law 89 of 1967, as amended, and offers to Group vessels a wide range of shipping services. Such services include technical support and maintenance, supervision of newbuildings, insurance consulting, chartering, financial and accounting services, all provided at a fixed monthly fee per vessel.

The fees charged by the Manager in 1998, amounted to $436 and are separately reflected in the accompanying 1998 consolidated statement of operations. In addition, the vessel owning Companies during the same period paid to Maryville Manilla Inc. (an affiliated company) crew handling fees of $8. Furthermore, the Company during 1998 paid to the Manager $29 for accounting and financial services. These amounts are included in other general and administrative expenses in the accompanying 1998 consolidated statement of operations.

The 1996 management fees were paid to B&H Ship Management Company and are also separately reflected in the accompanying 1996 consolidated statement of operations.

Revenue from vessels in 1998, included charter hire or freight revenues from significant customers as follows (in percent of total revenue):

                   Charterer

                        A         24%
                        B         17%
                        C         14%
                        D         13%
                        E         11%

                        Total     79%

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation:

    The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles and include for 1996 the accounts of Excel (formerly B&H) and the three vessel owning subsidiaries (owners of product tankers all sold by December 4, 1996). In 1997 there were no vessels in operation. The December 31, 1998 consolidated financial statements include the accounts of Excel Maritime Carriers Ltd. (Note 1) and its wholly-owned subsidiary Point Holdings Ltd. (a Liberian Corporation incorporated on February 17, 1998) owner of the following vessel-owning companies (all registered in Cyprus):

                               Vessel's                          Vessel
   Owning Company              Name              DWT     LWT     Acquired on

1. Donex Shipping Co. Ltd.     Erissos XL         89,735 16,035  May 29, 1998
2. Lokman Shipping Co. Ltd.    Topaz XL           24,586  5,846  June 4, 1998
3. Parifi Shipping Co. Ltd.    Ruby XL            65,132 11,939  June 4, 1998
4. Demplomar Shipping Co. Ltd. Diamond XL        107,140 18,051  June 18, 1998
5. Denlord Shipping Co. Ltd.   Brilliant Sea XL   90,989 16,516  June 25, 1998
                                                 377,582 68,387

    The above vessels were acquired in the period from May 29 through June 25, 1998, under Memoranda of Agreement concluded in early December 1997 for a total amount of $38,000. The purchase price was financed through a public share offering of $19,337 (net proceeds) and $23,000 from a separate loan facility collateralized with mortgages on the five vessels. As of December 31, 1998, all five vessels were sold at a loss of $11,508 (Note 6)

    All significant intercompany balances and transactions have been eliminated in the consolidation.

(b) Foreign Currency Translation:

    The functional currency of the Company is the U.S. Dollar because the vessels operate in international shipping markets which utilize the U.S. dollar as the functional currency. The books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. On the balance sheet dates, monetary assets and liabilities which are denominated in other currencies are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency remeasurements are reflected separately in the accompanying consolidated statements of operations. Period-end translation losses or gains, for all periods presented, were immaterial.

(c) Inventories:

    Inventories consist mainly of spare parts ashore, stated at the lower of first-in, first-out cost or market.

(d) Vessels Depreciation:

    Depreciation for vessels is computed using the straight-line method over their estimated useful life (twenty-eight years for bulker vessels and thirty years for tanker vessels). In computing vessels' depreciation, the estimated salvage value of the vessel ($0.180 per LWT - Note 2a) is also taken into consideration. Depreciation for 1998 totaled $1,310.

    For vessels owned prior to 1996 the estimated useful lives used were twenty-five years for bulk carriers and twenty-two years for product tankers. During 1996, the estimated useful lives of the vessels were revised to thirty years from the date of construction, to more closely reflect the expected remaining lives. The effect of this change in accounting estimates resulted in an increase in the Company's consolidated net income for 1996 by $1,911 (or $11.39 per share).

(e) Repairs and maintenance:

    All recurring repair and maintenance expenses, including major overhauling and underwater inspection expenses, are charged against income in the period incurred and totaled $303 for the year ended December 31, 1998. Repairs and maintenance expenses (including dry-docking expenses) relating to vessels owned up to 1996 totaled $970 for 1996. Such costs are included in vessel operating expenses in the accompanying consolidated statements of operations.

(f) Accounting for P&I.  Back Calls:

    The Company's protection and indemnity (P&I) insurance is issued subject to additional premiums referred to as back calls or supplemental calls. Provision has been made for such estimated future calls, which is included in accrued liabilities.

(g) Accounting for Revenue and Expenses:

    Freight and hire revenues, net of related voyage expenses (port charges and bunkers) are recorded on a pro rata basis over the period of the voyage or time charters. Vessels' operating expenses are accounted for on the accrual basis.

    B&H vessels operated until 1996, under open rate charters with PROTRANS, a product tanker operating pool, which sub-chartered these vessels on a voyage or time-charter basis to third party charterers. B&H's charter hire revenues from these vessels represent its charter hire earned under these open rate time charters.

(h) Cash and Cash Equivalents:

    For purposes of the consolidated statements of cash flows, the management considers highly liquid investments such as time deposits and certificates of deposit with original maturities of three months or less to be cash equivalents.

(i) Accounts Receivable - Trade:

    The amount shown as accounts receivable - trade at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings.

(j) Use of Estimates:

    The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(k) Per Share Amounts:

    The Company follows the provisions of SFAS 128 "Earnings per Share". Under SFAS 128, basic income per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

(l) Other Comprehensive Income:

    Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" has been issued and is effective for fiscal years beginning after December 15, 1997. SFAS No. 130 defines comprehensive income and outlines certain reporting and disclosure requirements related to comprehensive income. The adoption of SFAS No. 130 had no effect on the Company's consolidated financial statements or disclosures.

(m) Segment Reporting:

    The Company provides ocean transportation services worldwide through the ownership and operation of a fleet of tankers.
    Management considers that they operate and manage the business as one business and geographical segment.

(n) Recently Issued Accounting Standards:

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. It also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The Company had no derivative financial instruments as of December 31, 1998. The fair value of its assets and liabilities reflected in the accompanying consolidated financial statements approximate their fair values due to their short duration.

3.  RELATED PARTY TRANSACTIONS:

    Further to the related party transactions discussed in Note
    1, between the Company and Excel Management Ltd., there were also the following related party transactions:

    (a) Excel engaged B&H Management Ltd., a corporation controlled by its former Chairman, President and Chief Executive Officer, to provide management services at a monthly rate of $4.6 per vessel which may have been adjusted annually for increases in the Consumer Price Index. During the year ended December 31, 1996, such management fees totaled $154 and are included in management fees in the accompanying 1996 consolidated statement of operations.

    (b) Excel engaged B&H Ship Management Company, a corporation controlled by its former Chairman, President and Chief Executive Officer, to provide technical management services at a monthly rate of $9.9 per vessel. During the year ended December 31, 1996, such fees totaled $331 and are included in other general and administrative expenses in the accompanying 1996 consolidated statement of operations.

    (c) Excel engaged a law firm to act as United States counsel. A director of Excel was a partner at that firm. Fees incurred for such services were approximately $64 in 1996, and are included in other general and administrative expenses in the accompanying 1996 consolidated statement of operations.

    In January 1994, Excel and two other affiliated entities formed a captive insurance company, Northampton Assurance Ltd. ('Northampton'), for the purpose of reducing their respective insurance expense. Under this arrangement, Northampton assumes 100% of losses in excess of the per accident deductible of $125 up to $400 per accident. The percentage of losses in excess of $400 that is covered by Northampton is fully reinsured. Excel's undistributed share of Northampton's 1996 operations is $18.

4.  ACCRUED LIABILITIES:

    The amount in the accompanying 1998 consolidated balance sheet consists of P&I back calls (Note 2f), vessel voyage and operating expenses and general and administrative expenses. The December 31, 1997 balance includes the unpaid portion ($138) of the indemnity payable to B&H Management for the termination of the Management agreement (Note 1 above). The amount was paid by the shareholders in 1998.

5.  INCOME TAXES:

    Cyprus does not impose a tax on international shipping income. However, the shipowning companies' vessels are subject to registration and tonnage taxes which have been included in vessels' operating expenses in the accompanying 1998 consolidated statement of operations. Certain revenue earned by the Company is considered as attributable to U.S. sources. Management of the Company is of the opinion that such revenue is exempt from U.S. taxation under applicable provisions of the Internal Revenue Code of the United States (the "Code"), although sections of the Code are not clear in all respects.

    Excel is not subject to corporate income taxes on its profits in Liberia because its income is derived from non-Liberian sources. The Company is not subject to corporate income tax in other jurisdictions.

6. LOSS ON SALE OF VESSELS:

    On December 15, 1998, all of the Company's vessels were sold to third parties at a loss of $11,508 which is analyzed below:

Sale proceeds, net
 -Selling price                                 25,500
 -Compensation from new owners for delays
  in taking vessels' delivery                      132
 -Other sale expenses                             (267) 25,365

Vessel's net book value at the date of sale
 -Vessel's acquisition cost                     (38,000)

-Depreciation up to the sale date                 1,310 (36,690)

Unamortized financing costs, written-off                   (183)

Net loss                                                 11,508

Depreciation expense for the year ended December 31, 1998 totaled
$1,310.

Bank loan interest expense for the year ended December 31, 1998 amounted to $817.

The net sales proceeds were used to repay the loan received for the acquisition of the same vessels (Note 2a).

7.  CONTINGENCIES:

    Various claims, suits, and complaints, such as those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the activity of vessels. Currently, management is not aware of any such contingent liabilities which should be disclosed or for which a provision should be established.

8.  SUBSEQUENT EVENTS:

    By an agreement dated March 2, 1999, Point Holdings Ltd., acquired 100% of the shares of Lario Shipping Ltd. (Lario) and Port Shipping and Trading S.A. (Port), the holding companies of Fiorella Navigation Ltd. (Fiorella) and Weaver Navigation Ltd. (Weaver), respectively, for an aggregate consideration of $9,000, satisfied by a seller's credit for the amount of $3,000 and $6,000 by a mortgage bank loan. Lario and Port are Liberian corporations and were affiliates (the capital stock of Lario and Port was held by companies associated with a group in which family members of the Company's chairman had a minority interest) of the Company at the time of their purchase. According to the agreement for the transfer of shares, the Company acquired only the vessels, while all debts, claims and receivables relating to periods prior to the delivery of the vessels will be for sellers' account.

    Sellers' credit is payable in two equal consecutive annual installments the first being due on the first anniversary of the date of the delivery of the vessels owned by Fiorella and Weaver to the Company.

    The mortgage bank loan is payable in six variable installments, the first being due on May 31, 1999, plus a balloon payment of $4,800 payable together with the last installment on July 31, 2000. The loan bears interest at LIBOR plus 1.5% margin.

    The vessels owned by Fiorella and Weaver were delivered to the Company on March 11, 1999 and since then are operating under a voyage charter which is expected to be completed on April 20,1999.








                              F-18
02545001.AA0