Form 20-F
period 2000-12-31
EXCEL MARITIME CARRIERS LTD
filed 2001-07-02
CIK 842294

                       EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                            FORM 20-F
(Mark One)
[   ]         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or
(g)
             OF THE SECURITIES EXCHANGE ACT OF 1934

                               OR

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934
             For the fiscal year ended December 31, 2000

                               OR

[   ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from        to

                 Commission file number: 1-10137


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

Common Shares, par value $.01    11,496,169
Class B Common Shares,
  par value $.01                    114,946

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days.

             Yes     X           No _____

Indicate by check mark which financial statement item the Registrant has elected to follow.

             Item 17 _____       Item 18   X

                        TABLE OF CONTENTS

ITEM 1 -   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND
           ADVISORS............................................5
ITEM 2 -   OFFER STATISTICS AND EXPECTED TIMETABLE.............5
ITEM 3 -   KEY INFORMATION.....................................5
ITEM 4 -   INFORMATION ON THE COMPANY..........................8
ITEM 5 -   OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......16
ITEM 6 -   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........21
ITEM 7 -   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..23
ITEM 8 -   FINANCIAL STATEMENTS...............................24
ITEM 9 -   THE OFFER AND LISTING..............................25
ITEM 10 -  ADDITIONAL INFORMATION.............................25
ITEM 11 -  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
           MARKET RISKS.......................................26
ITEM 18 -  FINANCIAL STATEMENTS...............................27
ITEM 19 -  EXHIBITS...........................................29

    CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Excel Maritime Carriers Ltd., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe", "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, managements examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

              Not applicable

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

              Not applicable

ITEM 3 - KEY INFORMATION

Selected Financial Data

    The following selected historical income and balance sheet financial data as of and for the years ended December 31, 1996, 1997, 1998, 1999 and 2000 have been derived from the audited Consolidated Financial Statements of the Company. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, including the notes thereto, included elsewhere herein.

                     Selected Historical Financial Data
                        Excel Maritime Carriers Ltd.

                        Year Ended December 31, 2000

Income Statement Data
(All figures in $000,
  except per share data)          1996      1997    1998      1999     2000

Revenues from vessels, net       $7.684        $0   $7.525  $18.617  $30.660
Investment Income                    $0        $0       $0       $0   $8.417
Vessel operating expenses        $4.745        $0   $5.949  $14.109  $19.273
Depreciation and amortisation      $322        $0   $1.310     $624     $932
General and administrative
  expenses                         $646      $275     $979   $1.217   $1.347
Gain (Loss) on sale of vessels                    -$11.508    -$574     $289
Other income (expenses), net      -$348        $0    -$763    -$269  -$2.639
Net income (loss)                $1.623     -$275 -$12.984   $1.824  $15.175
Net income (loss) per share       $9,68    -$1,24   -$3,07    $0,23    $1,31

Balance Sheet Data at 31/12        1996      1997     1998     1999     2000
Current assets                       $0        $0   $7.446   $8.801   $5.021
Total assets                         $0        $0   $7.446  $27.470  $56.234
Current liabilities                  $0      $138   $1.124  $11.517  $15.241
Long-term debt, less current portion $0        $0       $0   $2.200  $11.754
Shareholders' equity                 $0     -$138   $6.322  $13.753  $29.239

(a) Income statement data for 1996 reflect the operation of B+H up to December 4, 1996, when the Company ceased operations. Income statement data for 1997 reflect the amount paid by new owners for the termination of an existing management agreement. Income statement data for 1998 reflect the reactivation of the Company, operation and subsequent sale of the five vessels.

(b) Per share calculations reflect retroactively the 1 - for -20 reverse stock split effected on May 8, 1998.

Risk Factors

    Please note in this section, "we", "us" and "our" all refer to the Company and its subsidiaries.

Cyclical nature of the Industry, Freight Rates and Vessel Values

    We are an independent shipping company that operates in the drybulk, crude and products markets. We may also enter other sectors, including but not limited to the container market. While this market diversification may insulate us to some extent from fluctuations in any particular market in which we operate, each of these markets has been cyclical in varying degrees causing fluctuations in the freight rates we can charge. This in turn effects our profitability and our vessels' market values. These fluctuations have been primarily due to changes in the level and pattern of global economic growth, the highly competitive nature of the world shipping industry and changes in the supply and demand for seaborne shipping capacity.

    The supply of and demand for shipping capacity strongly influences freight rates. Demand for the type of commodities carried and the distance that those commodities must be moved by sea primarily determine the demand for shipping capacity. World and regional economic and political conditions (including developments in international trade, fluctuations in industrial and agricultural production and armed conflicts), environmental concerns, weather patterns, changes in seaborne and other transportation costs and, with respect to crude oil and petroleum products, and competition from alternative energy sources affect, among other things, demand for commodities. The size of the existing fleet in a particular market, the number of new building deliveries, the scrapping of older vessels and the number of vessels out of active service (i.e. laid-up, drydocked, awaiting repairs or otherwise not available for hire), determines the supply of shipping capacity, which is measured by the amount of
suitable tonnage available to carry cargo.   In addition to the
prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, second hand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we cannot predict the nature, timing and degree of changes in industry conditions.

    We expect the market value of our vessels to fluctuate largely in relation to existing and anticipated freight rates as well as with changes in general economic and market conditions. Furthermore, as our vessels grow older we generally expect their market value to decline.

Risks Associated with the Purchase and Operation of Second
Hand Vessels

    We acquired all of our vessels second hand, and we estimate their useful lives to be between 25 and 30 years, depending on various market factors and management's ability to comply with government and industry regulatory requirements. Part of our business strategy includes the continued acquisition of second hand vessels when we find attractive opportunities.

    In general, expenditures necessary for maintaining a vessel in good operating condition increase as a vessel ages. Second hand vessels may also develop unexpected mechanical and operational problems despite adherence to regular survey schedules and proper maintenance. Cargo insurance rates also tend to increase with a vessel's age, and older vessels tend to be less fuel-efficient than newer vessels. While the difference in fuel consumption is factored into the freight rates that our older vessels earn, if the cost of bunker fuels were to increase significantly, it could disproportionately affect our vessels and significantly lower our profits. In addition, changes in governmental regulations, safety or other equipment standards may require

    --   expenditures for alterations to existing equipment;

    --   the addition of new equipment, or

    -- restrictions on the type of cargo a vessel may transport. We cannot give assurances that market conditions will justify such expenditures or enable us to operate our vessels profitably during the remainder of their economic lives.

Dependence on Spot Voyages

    We currently charter most of our vessels on a spot charter basis. Although dependence on spot charters is not unusual in the shipping industry, the spot charter market is highly competitive and spot charter rates may significantly fluctuate based upon available charters and the supply of and demand for seaborne shipping capacity. While our focus on the spot charter market may enable us to benefit if industry conditions strengthen, we must consistently procure spot charter business. Conversely, such dependence makes us vulnerable to declining market rates for spot charters. We cannot give assurances that future available spot charter will enable us to operate our vessels profitably.

Competition

    We obtain charters for our vessels in highly competitive markets in which our market share is insufficient to enforce any degree of pricing discipline. Although we believe that no single competitor has a dominant position in the markets in which we compete, we are aware that certain competitors may be able to devote greater financial and other resources to their activities than we can, resulting in a significant competitive threat to us. We cannot give assurances that we will continue to compete successfully with our competitors or that these factors will not erode our competitive position in the future.

Risk of Loss and Insurance

    Adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances and events create an inherent risk of catastrophic marine disasters and property loss in the operation of any ocean-going vessel. In addition, the transportation of crude oil is subject to the risk of crude oil spills, business interruptions due to political circumstances in foreign countries, hostilities, labor strikes, and boycotts. Any such event may result in loss of revenues or increased costs.

    We carry insurance to protect against most of the accident-related risks involved in the conduct of our business and we maintain environmental damage and pollution insurance coverage. We do not carry insurance covering the loss of revenue resulting from vessel off-hire time. We cannot give assurances that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations in the past have resulted in increased costs for insurance against the risk of environmental damage or pollution. In the future, we may be unable to procure adequate insurance coverage to protect us against environmental damage or pollution.

ITEM 4 - INFORMATION ON THE COMPANY

The Company

    We, Excel Maritime Carriers Ltd., are an owner and operator of dry bulk carrier vessels and product tankers. We are listed on the American Stock Exchange (ticker: EXM), and are a provider of worldwide seaborne transportation services for crude oil, petroleum products, and dry bulk cargo.

    We were incorporated on November 2, 1998 under the laws of Liberia. Our business strategy is to expand and diversify our fleet to achieve economies of scale and marketing strength in each of the sectors in which we operate. We intend to expand our presence in the tanker market and dry bulk market, in particular, and may also diversify into the container shipping sector. In accordance with this strategy, we intend to purchase additional vessels in the open market as market conditions warrant.

    For most of 2000, we owned and operated 7 vessels consisting of one oil tanker and 6 dry bulk vessels. On December 31st 2000, we owned and operated 6 vessels, one of which was an oil tanker, and the remaining five were dry bulk carriers. Our vessels had the following characteristics:

        NAME             TYPE               DWT       BUILT   COUNTRY YARD

    Alex Stream      Suezmax  Oil Tanker   140.037    1975    Japan   Hitachi
    Fighting Lady    Capesize Bulker       141.013    1983    Korea   Hyundai
    Almar I          Capesize Bulker       107.140    1979    Japan   IHI
    Petalis          Handysize Bulker       35.982    1975    Japan   Osaka
    Lucky Lady       Handysize Bulker       27.422    1975    Japan   Hakodate
    Holy Island      Handysize Bulker       24.525    1977    Japan   Imabari
                                           476.119

    The dry bulk vessel m/v Evan, built in 1974, which we acquired in April 1999, was sold on November 14th, 2000.

    In addition to the direct ownership and operation of vessels, we believe that ownership of shares in other worldwide national exchange listed shipping companies is a beneficial way to diversify our investment activities.

    In line with the above mentioned strategy, we purchased, during 2000, 24.99% of the outstanding shares of a Danish shipping company listed on the Copenhagen Stock Exchange called A/S Dampskibsselskabet Torm (Torm). Torm was founded in 1889 and its core business activity currently comprises three divisions: product tanker, dry bulk and liner.

    Torm's product tanker division specialises in the transportation of refined oil products such as gasoline, jet fuel, naphtha and diesel oil, as well as other fluid commodities such as vegetable oil and molasses. Torm's tanker fleet at the end of 2000 comprised seven Aframax size (80,000 to 120,000 dwt) and eight Handysize (20,000 to 60,000 dwt) product tankers totalling approximately 1.34 million dwt. In addition, Torm has eight newbuildings on order.

    Torm's dry bulk division focuses primarily on Panamax and Handysize bulk carriers, wherein the principal commodities it carries are grain, coal and iron ore. The dry bulk fleet at the end of 2000 comprised four vessels.

    Finally, Torm's liner division carries mainly containers, break bulk, specialized cargoes and oil drilling equipment between the United States and West Africa. In total, Torm had five vessels in service throughout 2000.

    For the year ended December 31, 2000, Torm recorded net turnover of $273.4 million versus $194.2 million in 1999, and a profit for 2000 of $35.6 million versus a loss of $15 million in 1999.

The International Tanker Shipping Market

Overview

    OPEC's decision to boost production quotas during 2000, adding some 2.7 million barrels of crude oil per day to the world supply, increased OPEC's total daily production to 28.9 million barrels and fuelled freight rate increases throughout most of 2000 of about 10% in the crude and the product tanker sectors. This increase in turn caused a rise of more than 7% in cargo quantity demand calculated in per ton-miles. Moreover, the United States significantly replenished its inventories of oil products, which resulted in an increase of about 6% in crude oil imports, and 25% increase in the imports of clean products. As a result of these factors, freight rates increased to their highest levels in the last 25 years.

    In 2000, the total worldwide tanker fleet grew by 2.1%, reaching 281 million dwt. The orderbook (worldwide orders for new ship buildings) for the coming years stood at 56.5 million dwt, of which 7.3 million dwt comprised product tankers. Product tanker scrapings in 2000 reached 15.2 million dwt compared to
17.3 million dwt in 1999.

    The tanker market provides a transportation service between oil producing and oil consuming nations. More than 80% of crude oil production is moved on a seaborne basis, with trades from the

Middle East dominating. In contrast, a much smaller proportion of refined products are traded, some representing export oriented refineries, but many being intra-regional balancing movements. International seaborne crude oil and refined petroleum products transportation services are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent shipowner fleets. Both types of operators transport oil under short-term contracts (including single-voyage spot charters) and long-term time charters, or Contracts of Affreightment, with oil companies, oil traders, refined petroleum product producers and government agencies. The oil companies own, or control through long-term time charters, approximately one-third of the current world tanker capacity, while independent companies own or control the balance of the fleet. The oil companies use their fleets not only to transport their own oil, but also to transport oil for third-party charterers in direct competition with independent owners and operators in the tanker charter market. The seaborne oil transportation business is fragmented, with no owner owning more than approximately 3.5% of the world tanker fleet tonnage.

    A significant and ongoing shift toward quality in vessels and operations has been taking place in the tanker market over the past several years as charterers and regulators increasingly focus on safety and protection of the environment. Historically, national authorities and international conventions have regulated the seaborne crude oil and refined petroleum products transportation industries. However, since 1990, legislation and regulations such as the U.S. Oil Pollution Act of 1990 and IMO protocols and classification society procedures, have emphasised environmental protection by demanding higher-quality tanker construction, maintenance, repair and operations. In addition, oil companies acting as charterers, terminal operators, shippers and receivers are becoming increasingly selective in their acceptance of tankers, as they inspect and vet both vessels and companies periodically. Although such changes raise the cost and potential liabilities of vessel owners and operators, they also raise the barriers to entry and accentuate the strengths of shipowners with quality fleets and operations. We believe that the increasingly stringent regulatory environment will accelerate the obsolescence of poorly maintained low-quality tankers. See "Regulation."

Vessel Classification and Primary Trade Routes

    The world oil tanker fleet is generally divided into the following six major types of vessel classifications, based on vessel carrying capacity:

    (in deadweight tons or dwt)


    Handysize        10.000      60.000
    Panamax          60.000      80.000
    Aframax          80.000      120.000
    Suezmax          120.000     200.000
    VLCC             200.000     320.000
    ULCC             320.000     more

    Our tanker vessel falls into the suezmax size classification and carries crude oil and residual fuel oil ("dirty" products).

    VLCCs carry the largest percentage of crude oil. However, because of port constraints, they are limited in their trading routes. For example, only a few U.S. ports, such as the Louisiana Offshore Oil Platform are capable of handing a fully loaded VLCC. VLCCs primarily trade on long-haul routes from the Middle East to Asia, Europe and the U.S. Gulf/Caribbean region but are also active in trades from West Africa and the North Sea to the U.S. and Asia. Suezmax tankers engage in a range of crude oil trades, mostly from West Africa to the U.S., the Gulf of Mexico, the Caribbean, Europe, the Mediterranean or within Asia. Aframax tankers engage in shorter regional trades, mainly in Northwest Europe, the Caribbean, the Mediterranean and Asia. Handysize tankers trade on a variety of regional trade routes carrying refined petroleum products and crude oil on trade routes not suitable for larger vessels. While larger size vessels, generally aframax and larger, typically carry only crude oil, a number of such tankers have the capability to carry refined petroleum products. However, handysize tankers carry the majority of refined petroleum products, with more than 90% of vessels in this size range transporting clean products. Certain vessels ranging in size up to 120,000 dwt or more also carry refined petroleum products, typically trading between the Middle East and Asia.

Regulation

    The business of the Company and the operation of its vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, the Company cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale price or useful life of its vessels. Additional conventions, laws and regulations may be adopted which could limit the ability of the Company to do business or increase the cost of its doing business and which may materially adversely affect the Company's operations. The Company is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to its operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels owned by the Company will depend upon a number of factors, the Company believes that it has been and will be able to obtain all permits, licenses and certificates material to the conduct of its operations.

    The Company believes that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will impose greater inspection and safety requirements on all vessels in the tanker market and will accelerate the scrapping of older vessels throughout the industry.

Environmental Regulation--International Maritime Organization
("IMO").

    On March 6, 1992, the IMO adopted regulations, which set forth new and upgraded requirements for pollution prevention for tankers. These regulations, which went into effect on July 6, 1995, in many jurisdictions in which the Company's tanker operates, provide that (i) tankers between 25 and 30 years old must be of double-hull construction or of a mid-deck design with double side construction, unless they have wing tanks or double-bottom spaces, not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull, or are capable of hydrostatically balanced loading which ensures at least the same level of protection against oil spills in the event of collision or stranding, (ii) tankers 30 years old or older must be of double-hull construction or mid-deck design with double-side construction, and (iii) all tankers will be subject to enhanced inspections. Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double side construction or be of another approved design ensuring the same level of protection against oil pollution in the event that such tanker (i) is the subject of a contract for a major conversion or original construction on or after July 6, 1993, (ii) commences a major conversion or has its keel laid on or after January 6, 1994, or (iii) completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

    The operation of the Company's vessel is also affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention (the "ISM Code"). The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the Company's applicable vessels is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

Environmental Regulations--The United States Oil Pollution Act of
1990.

    The Unites States Oil Pollution Act of 1990 established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. The OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its two hundred nautical mile exclusive economic zone.

    Under the OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. The OPA defines these other damages broadly to include:

    (i) natural resources damages and the costs of assessment thereof;

    (ii)  real and personal property damages;

    (iii) net loss of taxes, royalties, rents, fees and other lost revenues;

    (iv) lost profits or impairment of earning capacity due to property or natural resources damage;

    (v) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (vi) loss of subsistence use of natural resources.

The OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party's gross negligence or wilful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

    We currently maintain for each of our vessel's pollution liability coverage insurance in the amount of $1 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, it would severely hurt us.

    Under the OPA, with certain limited exceptions, all newly built or converted tankers operating in United States waters must be built with double-hulls, and existing vessels which do not comply with the double-hull requirement must be phased out over a 25-year period (1990-2015) based on size, age and hull construction. Notwithstanding the phase-out period, The OPA currently permits existing single-hull tankers to operate until the year 2015 if they limit their operations within United States waters to discharging at the Louisiana Off-Shore Oil Platform, or off-loading by means of lightering activities within authorized lightering zones more than 60 miles off-shore.

    The OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. In December 1994, the Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, which includes the OPA limitation on liability of $1,200 per gross ton and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Under the OPA, an owner or operator of a fleet of tankers is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tanker in the fleet having the greatest maximum liability under the OPA.

    The Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with the OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the wilful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

    The Coast Guard's financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. The Company has complied with the Coast Guard regulations by providing a financial guaranty from a related company evidencing sufficient self-insurance.

    OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company's vessels call.

    Owners or operators of tankers operating in United States waters are required to file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans. Such response plans must, among other things, (i) address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge," (ii) describe crew training and drills, and (iii) identify a qualified individual with full authority to implement removal actions.

Environmental Regulation--Other Environmental Initiatives.

    The European Union is considering legislation that will affect the operation of tankers and the liability of owners for oil pollution. It is difficult to predict what legislation, if any may be promulgated by the European Union or any other country or authority.

    Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (the "CLC"), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $4.0 million plus approximately $566.0 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $80.5 million per vessel, with the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

Environmental Regulation--Proposed IMO Regulations.

    The IMO, in conjunction with the European Commission, has proposed a timetable for the accelerated phasing-out of single-hull oil tankers. Under the proposal, which will be discussed further by the IMO's Marine Environment Committee in April 2001, oil tankers delivered in 1973 and which do not comply with the requirements for protectively located segregated ballast tanks will be phased out by January 1, 2003.

    The sinking of the oil tanker Erika off the coast of France on December 12, 1999 polluted more than 250 miles of French coastline with heavy oil. Following the spill, the European Commission adopted a "communication on the safety of oil transport by sea," also named the "Erika communication." As a part of this, the Commission has adopted a proposal for a general ban on single-hull oil tankers. The timetable for the ban shall be similar to that set by the United States under OPA in order to prevent oil tankers banned from U.S. waters from shifting their trades to Europe. The ban plans for a gradual phase-out of tankers depending on vessel type:
-- Single-hull oil tankers larger than 20,000 dwt without protective ballast tanks around the cargo tanks. Under current proposals, vessels in this category would be phased out progressively between January 1, 2003 and January 1, 2007, depending on their year of delivery.
-- Single-hull oil tankers larger than 20,000 dwt in which the cargo tank area is partly protected by segregated ballast tanks. Under current proposals, vessels in this category built before 1987 would be phased out after their 25th year of operation. Vessels built after 1987 would be phased out between January 1, 2012 and January 1, 2017, depending on their year of delivery.

-- Single-hull oil tankers between 5,000 dwt and 20,000 dwt. Under the current proposals, vessels in this category built before 1987 would be phased out between January 1, 2003 and January 1, 2013, depending on their year of delivery. Vessels built after 1987 would be phased out between January 1, 2013 and January 1, 2017, depending on their year of delivery.

The International Dry Bulk Shipping Market

    The overall growth rate achieved in the OECD countries during 2000 was 3,3%, with the United States exhibiting a growth rate of 5%, Japan 1,3% and the Newly Industrialized Countries (NIC) 7,3%. The forecast for 2001 is for a more modest rate of 2,6% for the OECD countries, 1,4% in the United States, 1% in Japan and 5,3% in the NICs.

    The dry bulk sector, in 2000 also exhibited positive market results. Grain transport in 2000 grew by 5% with most of the increase taken up in the first three quarters of the year. Japanese steel production for 2000 was the highest in nine years reaching the level of 106 million tons and imports of iron ore and coal reached their highest levels in two decades. European and Asian Steel production also expanded and imports of iron ore and coal in some of the Asian economies reached double figure growth rates. The larger cape size ships enjoyed the biggest increase in dry bulk rates.

    In 2000, the dry bulk fleet increased by 3.1% reaching 277.4 million dwt The orderbook for the coming years stood at 36.5 million dwt., of which 60% is anticipated to be delivered in 2001.

Customers

    The Company, through Maryville, has many long-established customer relationships, and management believes it is well regarded within the international shipping community. During the past 15 years, vessels managed by Maryville have been repeatedly chartered by subsidiaries of major oil companies, oil traders and dry bulk operators. The Company's tankers have delivered cargoes to and routinely passed the necessary inspections for major oil companies, including: Shell, Exxon, BP, Mobil, Chevron, Agip and Texaco.

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

Inspection by Classification Society

    The hull and machinery of every commercial vessel must be classed by a classification society authorised by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. The Company's vessels are currently enrolled with Bureau Veritas ("BV") and the American Bureau of Shipping ("ABS"). BV has awarded ISM certification to Maryville and the Company's vessels.

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

Scheduled Special Surveys and Drydockings

    The following table sets forth upcoming periodic survey and drydocking dates for the Company's vessels:


                Next Special     Next Dry-       Classification
Name            Survey           Docking         Society
-----           ------------     ---------       --------------

Alex Stream     August 2001      August 2001     Bureau Veritas
Fighting Lady   December 2002    December 2002   Bureau Veritas
Almar I         March 2004       April 2003      Bureau Veritas
Petalis         June 2005        June 2003       Bureau Veritas
Lucky Lady      July 2005        June 2003       Bureau Veritas
Holy Island     May 2004         April 2002      American Bureau
                                                  of Shipping

Insurance and Safety

    The business of the Company is affected by a number of risks, including mechanical failure of the vessels, collisions, property loss to the vessels, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labour strikes. In addition, the operation of any ocean-going vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, by imposing potentially unlimited liability upon owners, operators and bareboat charterers for certain oil pollution accidents in the U.S., has made liability insurance more expensive for ship owners and operators and has also caused insurers to consider reducing available liability coverage.

    The Company maintains hull and machinery and war risks insurance, which will include the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. The Company does not carry insurance covering the loss of revenue resulting from vessel off-hire time. The Company believes that its insurance coverage is adequate to protect it against most accident-related risks involved in the conduct of its business and that it maintains appropriate levels of environmental damage and pollution insurance coverage. Currently, the available amount of coverage for pollution is $1.0 billion for tankers and dry bulk carriers per vessel per incident. However, there can be no assurance that all risks are adequately insured against, that any particular claim will be paid or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates.

Recent Developments

    On January 18, 2001 the Company obtained a bank loan of Danish Kroner 125 million to refinance the holding of 454,800 shares Torm.

    On March 29, 2001 the Company acquired a further 250 shares of Torm.

    On March 31, 2001 the Company agreed to acquire the shares of Maryville Maritime Inc. ('Maryville'), a ship management company
(established under the laws of Liberia).

Organizational Structure

    We are the parent company (100% owner) of the following wholly-owned subsidiaries:

    Subsidiary                   Place of Incorporation

    Maryville Maritime Inc.      Liberia
    American Investors Co.       Liberia
    Point Holdings Inc. (1)      Liberia

    (1) Point Holdings Inc. is the parent company (100% owner) of six Liberian holding companies, each of which owns one single-ship owning company, five of which are Cypriot, and one of which is Maltese.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT' S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

    The following discussion and analysis should be read in conjunction with the "Selected Historical Financial Data" set forth above and the combined Financial Statements and the notes thereto.

Revenues from vessels

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

Investment Income

    The Company's investment income is equal to Torm's profits for the year 2000 in relation to the Company's participation of 24.99% as of December 31, 2000.

Expenses

Voyage Expenses

    Voyage expenses consist of all costs relating to a given voyage, including port expenses, canal dues and fuel (bunker) costs. Under voyage charters, the owner of the vessel pays such expenses whereas under time charters the charterer pays such expenses. Therefore, voyage expenses can exhibit significant fluctuations from period to period depending on the type of charter arrangement.

Vessel Operating Expenses

    Vessel operating expenses consist primarily of crewing, repairs and maintenance, lubricants, victualling, stores and spares and insurance expenses. The Company is responsible for all vessels operating expenses in voyage, time and period charters.

Depreciation

    Vessels, including the acquisition related costs, are depreciated on a straight line over an estimated economic life of 30 years for tankers and 28 years for dry bulk carriers (from the date of construction of each vessel). Vessels are depreciated to an estimated scrap value calculated at $120 per lightweight ton.

Amortisation of Dry-docking and Special Survey Costs

    Dry-docking and special surveys are carried out approximately every two and a half years and five years, respectively. Dry-docking and special surveys costs are deferred and amortised over two and a half years and five years, respectively.

Management Fees

    Management fees consist of fixed management fees per vessel per month charged by Maryville for managing the vessels.

Results of Operations

Fiscal Year ended December 31, 2000 Compared to Fiscal Year ended
December 31, 1999

Revenues from Vessels

    Gross revenues (before deduction of broker's commissions and voyage expenses) were US$32.2 million in 2000 compared to US$19.6 million in 1999 an increase of US$12.6 million or 64.3%. This increase was primarily attributable to a 51.6% increase in the average fleet TCE rate from US$5,820 in 1999 to US$8,823 in 2000 plus an increase of 20.6% in the total number of fleet operating days from 1,921 in 1999 to 2,317 in 2000.

Investment Income

    The Company's investment income of $8.4 million is derived from Torm's profits for the year 2000 of DKK 281.5 million multiplied by the Company's participation of 24,99% and translated into US Dollars.

Voyage Expenses

    Voyage Expenses were US$10.2 million in 2000, an increase of US$2.8 million or 37.3% compared to US$7.4 million in 1999. This increase was attributable to the higher realised revenues and an increase in fleet operating days.

Vessel Operating Expenses

    Vessel Operating Expenses were US$9.1 million in 2000 compared to US$6.7 million in 1999 an increase of US$2.4 million or 35.8%. As a percentage of net revenue, operating expenses decreased down to 29.5% in 2000 versus 35.8% in 1999. The average daily operating expenses per vessel increased by 5.8% from US$3,407 in 1999 to US$3,600 in 2000. This increase is primarily attributable to higher operating expenses associated with the Company's three larger size vessels.

Depreciation and Amortisation

    The Depreciation charge for 2000 was US$1.3 million compared to US$0.6 million in 1999. The increase is due to full year depreciation charges for the year 2000 (except for Evan, which was sold in November 2, 2000) versus less than full year depreciation charges in 1999 as all the fleet vessels were acquired between March and June 1999. No depreciation charges were made for the vessels Lucky Lady, Evan or Holy Island as their acquisition cost approximates their estimated salvage value.

General and Administrative Expenses

    General and Administrative expenses for 2000 were US$1.3 million compared to US$1.2 million in 1999. The increase of US$0.1 million was a result of higher fleet operating days.

Other Income/Expenses

    Other Expenses during 2000 totalled US$2.3 million, being the net result of US$2.8 million interest and finance costs plus the gain of US$0.3 million from the sale of Evan plus US$0.2 million of foreign currency gains and other net income/expense items, compared to a total of other expenses in 1999 of US$0.8 million including a US$0.6 million loss from vessel sales and US$0.3 million in interest and financing costs.

Fiscal Year ended December 31, 1999 Compared to Fiscal Year ended
December 31, 1998

Revenues from Vessels

    Gross revenues (before deduction of broker's commissions and voyage expenses) were US$19.6 million in 1999 compared to US$7.9 million in 1998 an increase of US$11.7 million or 148.1%. This increase was primarily attributable to an increase in the total number of fleet operating days from 941 during 1998 to 1921 in 1999, plus an increase in the average fleet TCE rate from US$5,180 in 1998 to US$5,820 in 1999.

Voyage Expenses

    Voyage Expenses were US$7.4 million in 1999, an increase of US$4.7 million or 174% compared to US$2.7 million in 1998. This increase was attributable to higher revenues and an increase in fleet operating days.

Vessel Operating Expenses

    Vessel Operating Expenses were US$6.7 million in 1999 compared to US$3.3 million in 1998 an increase of US$3.4 million or 103%. As a percentage of net revenue, operating expenses decreased from 35.8% in 1999 compared to 43.8% in 1998. Average daily operating expenses per vessel in 1999 were US$3,407 compared to US$3,505 in 1998. The decrease was primarily due to the reduction in average dwt per vessel from 110,991 dwt in 1998 to 71,815 dwt in 1999.

Depreciation and Amortisation

    The Depreciation charge for 1999 was US$0.6 million compared to US$1.3 million in 1998. The decrease was due to the sale of Santa Maria in addition to the fact that no depreciation charge was made for the vessels Lucky Lady, Evan or Holy Island as their acquisition cost approximates their estimated salvage value.

General and Administrative Expenses

    General and Administrative expenses for 1999 were US$1.2 million compared to US$1.0 million in 1998. The increase of US$0.2 million was a result of higher fleet operating days.

Other Income/Expenses

    Other Expenses during 1999 totalled US$0.8 million, including a US$0.6 million loss from vessel sales and US$0.3 million in interest and financing costs compared to a total of other expenses in 1998 of US$12.27 million, which consisted of a US$11.5 million loss on the sale of vessels and US$0.76 million in interest and financing costs.

Fiscal Year ended December 31, 1998 Compared to Fiscal Year ended
December 31, 1997

    As the Company did not operate during 1997, no comparative data for 1997 is available.

Revenues from Vessels

    Gross revenues (before deduction of broker's commissions and voyage expenses) were US$7.9 million in 1998. The total number of operating days of the fleet was 941 during 1998, commencing on May 29th when the first vessel was bought and ending on December 15th when all vessels were sold. TCE per vessel in 1998 was US$5,180.

Voyage Expenses

    Voyage Expenses were US$2.65 million in 1998.

Vessel Operating Expenses

    Vessel Operating Expenses were US$3.3 million in 1998.
Average daily operating expenses per vessel in 1998 were US$3,505.

Depreciation and Amortisation

    Total depreciation and amortisation expenses for 1998 were US$1.3 million.

General and Administrative Expenses

    General and Administrative expenses for 1998 amounted to US$0.98 million. The fee charged by Excel Management for managing the vessels was US$0.44 million. US$0.54 million is attributable mainly to general corporate expenses, legal fees, audit fees and consultancy fees incurred by the Company during 1998 in connection with an aborted exploration of the feasibility of raising debt-capital in the US, which was exploration was terminated due to the adverse capital market conditions following Russia's default on its sovereign debt obligations during the second half of the year.

Other Income/Expenses

    Other Expenses during 1998 totalled US$12.27 million and consisted of a US$11.5 million loss on the sale of the vessels and US$0.76 million in interest and financing costs.

Fiscal Year ended December 31, 1997 Compared to Fiscal Year ended
December 31, 1996

    As the Company did not operate during 1997, no comparative data for 1997 is available.

    During 1997, an existing management agreement with B+H
Management was terminated in consideration of US$275,000.

Liquidity and Capital Resources

    The Company operates in a capital-intensive industry, which requires extensive investment in revenue-producing assets. The liquidity requirements of the Company relate to servicing its debt, funding investments in vessels, funding working capital and maintaining cash reserves. Net cash flow generated by operations has historically been the main source of liquidity. Additional sources of liquidity also include proceeds from assets sales, bank indebtedness and equity contribution.

    The Company believes that based upon current levels of operation, cash flow operations, together with other sources of funds (principally in the form of either debt or equity financing), it will have adequate liquidity to make required payments or principal and interest on the Company's debt and fund working capital requirements.

Operating Activities

    The net cash generated from operating activities in 2000 totalled US$8.0 million, approximately US$4.2 million more in comparison to cash generated from operating activities of US$3.8 million in 1999. This was the result of US$13.4 million increase in net income, less US$8.4 million increase of unrealised investment income, less US$0.9 million reduction in losses from sale of vessels.

Investing Activities

    The net cash used in Investing Activities totalled US$23.8 million in 2000, compared to US$17.8 million in 1999. The increase of approximately US$6.0 million consists of the US$23.5 million increase for payments for investments into affiliates
(Torm), plus an increase of US$1.4 million in payments for drydocking and special survey costs, plus a reduction of US$1.4 million from the proceeds from the sale of vessels, offset by US$20 million reduction in vessel acquisitions and purchase of vessel owning companies and an increase of US$0.3 million of interest received.

Financing Activities

    The net cash generated from financing activities in 2000 totalled US$11.1 million compared to US$13.9 million in 1999. The reasons for the decrease of US$2.8 million were US$11.3 million of increases (net of payments/repayments) of proceeds from long term debt, less US$2.8 million decreases of sellers loans, less US$2.8 million increases in repayment of sellers loan, less US$1.5 million of increases in payment of sellers credit, less US$1.3 million of increase in financing costs and less US$5.7 million of reduction in issuance of capital stock.

DESCRIPTION OF PROPERTY

    The Company has no leasehold or freehold interest in any real property.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

MANAGEMENT

Executive Officers, Directors and Consultants

The following table sets forth the name, age and position within the Company of each of its executive Directors and consultants.
Consultants are appointed to time, are not executive officers and do not make decisions for the Company.

    Name                         Age   Position
    ------                       ---   --------

    Gabriel Panayotides          46    Chairman, President, Chief
                                       Executive Officer and
                                       Class B Director
    George Agadakis              48    Vice President, Chief
                                       Operating Officer and
                                       Class B Director
    Christopher J. Thomas        41    Class B Director/Chief
                                       Financial Officer and
                                       Treasurer
    Loukis  Papaphillippou       65    Class A Director
    Gregory J. Timagenis         56    Class A Director
    Trevor J. Williams           58    Class A Director
    Georgina E. Sousa            51    Secretary

The Board of Directors currently consists of six persons.

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

George Agadakis has been Vice President and a Director of the Company since November 1997. He was General Manager of Maryville since January 1992. From 1983 to 1992 he served as Insurance and Claims Manager for Maryville. He has held positions as Insurance and Claims Manager and as a consultant with three other shipping companies since 1976. He holds diplomas in shipping from the Business Centre of Athens and the London School of Foreign Trade Ltd.

Christopher J. Thomas joined the Company in September 1999 as Chief Financial Officer. Mr. Thomas was elected as Class B director by the Board of directors'. He holds a Masters degree in Business Administration from Crawley University, England, and, prior to joining the Company from 1994 he was Financial Manager of Cardiff Marine Inc.

Loukis Papaphillippou has been a Director of the Company since October 1997 and has been the chief legal executive of L Papaphillippou & Co., a leading law firm in Cyprus since July 1963. He has been Vice President of Minerva Insurance since January 1978 and President of Antenna TV Ltd. and Antenna FM Ltd., two leading Cypriot broadcasting networks, since December 1989 and December 1995, respectively.

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

Compensation of Directors and Officers

    The Company does not pay salaries or provide other direct compensation to its executive officers including those who serve as Directors of the Company. For the year ended December 31, 2000, the Company paid aggregate Directors fees and secretarial fees of US$48,391.

    No family relationships exist among any of the executive officers and Directors.

Board Practices

    Each Director is elected for a two-year term. Class A
Directors will serve until the 2002 annual meeting. Class B
Directors will serve until the 2001 annual meeting. Officers are appointed by the Board of Directors and serve until their successors are appointed and qualified.

    Mr. Christopher J. Thomas has served as Class B Director since 20 June 2000, after the former Class B director, Mr. T.
Baltazis resigned on 16 June 2000. Mr. Thomas' term ends in 2001 along with all other Class B Director's term.

Employees

    We did not have any employees for the years 1998, 1999 and 2000. We contract with independent ship managers to manage and operate our vessels, and a management company to handle our administrative needs.

Share Ownership

    The beneficial interest of our directors and officers in our Common Shares as of June 25, 2001, was as follows:


                                            Percentage of
Director or Officer     Common Shares       Shares Outstanding
------------------      -------------       ------------------

George Agadakis (1)          *                      *

(1) Mr. Agadakis beneficially owns less than one percent of our Common Shares. None of our other directors or officers own any Common Shares.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

OWNERSHIP OF THE COMPANY

The following table sets forth, as of December 6, 2000, certain information regarding the current ownership of the Company's outstanding voting securities, the Common Shares, by each person known by the Company to be the owner of more than 5% of such securities and all the Directors and senior management as a group.

Name                         Number of Common Shares  Percent of Class
----                         -----------------------  ----------------

Vilpa Investments S.A. (a)         5,509,165             47.45%

(Common shares 5,454,620 and Class B common shares 54,545)

    As a group, the Directors and executive officers of the Company own 5,574,916 Common Shares or 48.01% of the Common
Shares outstanding.

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

Related party transactions

Excel Management

    The Company's management is conducted by and through Excel Management, an affiliate of the Company. On April 30th 1998, Excel Management and the Company entered into the Management Agreement, pursuant to which Excel Management is paid a fee of US$13,000 per month in respect of each vessel owned by the Company in addition to an annual fee of US$50,000 for general corporate and clerical management services. The fees charged by the Manager in 1998, 1999, and 2000 totalled US$0.4, US$1.0 and

US$1.2 million respectively as separately reflected in the accompanying consolidated statements of income (loss)

Maryville

    On April 30, 1998, Excel Management and Maryville entered into the Sub-management Agreement under which Excel Management procures certain technical and commercial management services for the vessels of the Trading Fleet from Maryville. Pursuant to the Sub-management Agreement, the Company pays Maryville a fee of $11,000 per month per vessel under management plus a commission for advice on chartering and purchase and sale transactions. On March 31st 2001, the Company agreed to acquire the entire share capital of Maryville. Mr. Agadakis is the Shipping Director of Maryville.

    During the fiscal years ended December 31, 2000, Maryville was paid fees of $924,000 for commercial and technical management services in respect of the vessels. Maryville currently manages 5 vessels other than those of the Company and is not restricted in the number or ownership of vessels it may manage. Maryville has advised the Company that it gives no priority or preference to any of the vessels under its management.

Other

    L Papaphillippou & Co. serves as Cypriot counsel to the Company and has received fees in the past for legal services. L. Papaphillippou & Co. will continue to receive such fees for the provision of such services, when rendered, in the future. Loukis Papaphillippou, a Director of the Company and member of the Audit Committee, is a member of L. Papaphillippou & Co.

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

ITEM 8 - FINANCIAL STATEMENTS

Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

    There are currently no material legal proceedings, actions or claims pending against the Company. The nature of the company's business exposes it to the risk of lawsuits for damages or penalties relating to, among other things, personal injury, property casualty and environmental contamination.

ITEM 9 - THE OFFER AND LISTING

    The primary trading market for the Common Shares is the American Stock Exchange (the "AMEX"), on which the Common Shares are listed under the symbol "EXM."

    The high and low closing prices for the common shares, by quarter, in 1998, 1999, 2000 and 2001 were as follows:

For The Quarter Ended   AMEX Low (US$)           AMEX High (US$)
---------------------   --------------           ---------------

March 31, 1998          Not Available            Not Available
June 30, 1998           2.6250                   4.2500
September 30, 1998      2.3750                   3.8750
December 31, 1998       1.2500                   3.5000
March 31, 1999          1.5000                   1.7500
June 30, 1999           1.1250                   1.1250
September 30, 1999      1.0000                   1.3750
December 31, 1999       1.2500                   2.8750
March 31, 2000          1.7500                   2.0000
June 30, 2000           1.6250                   1.7500
September 30, 2000      2.0000                   2.0625
December 31, 2000       2.1875                   2.1875
March 31, 2001          2.8500                   3.125


(a) The stock was not listed from December 1996 until May 1998.

    On December 31, 2000, the closing price of the Common Shares as quoted on the AMEX was US$2.85. On such date, there were 11,611,115 Common Shares issued and outstanding.

ITEM 10 - ADDITIONAL INFORMATION

Articles of Incorporation

    The Company's Amended and Restated Articles of Incorporation provide that the Company is to engage in any lawful act or activity for which companies may now or hereafter be organised under the Liberian Business Corporation Act, as specifically but not exclusively outlined in Article THIRD of the Company's Articles of Incorporation.

Directors

    The Board of Directors of the Company consists of six directors, three Class A and three Class B. Shareholders may only change the number of directors or quorum requirements for meetings of the board by the affirmative vote of the holders of shares representing at least two-thirds of the total number of votes which may be cast at any meeting of shareholders. The original Class A directors were to serve until the annual meeting of shareholders in 2000 and the qualification of their successors. The Class A directors were re-elected at the annual meeting in 2000 and will serve to 2002. The Class B directors are to serve until the annual meeting of shareholders in 2001. At each annual meeting of shareholders, the successors of the Class of directors whose term expires at such meeting shall be elected to hold office for a term expiring as of the second succeeding annual meeting.

    There are two Classes of Common Shares of the Company. The holders of Class A shares are entitled to one vote per share on each matter requiring the approval of shareholders and the holders of Class B shares are entitled to 1,000 votes per share on each matter requiring the shareholders' approval. Holders of both Classes of shares shall vote as a single Class on all such matters. The Board of Directors shall have the fullest authority permitted by law to provide by resolution for any voting powers, designations, preferences and relative, participating, optional or other rights of and any qualifications, limitations or restrictions on the preferred stock of the company.

    The Board of Directors is to fix the date and time of the annual general meeting or other special meeting of shareholders of the Company, after notice of such meeting is given to each shareholder of record not less than 15 and not more than 60 days before the date of such meeting. The presence in person or by proxy of shareholders entitled to cast one-third of the total number of votes shall constitute a quorum for the transaction of business at any such meeting.

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

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
RISKS

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

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

ITEM 13  - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14  - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
HOLDERS AND USE OF PROCEEDS

None

ITEM 18 - FINANCIAL STATEMENTS

    The following financial statements, together with the report of Arthur Andersen, Independent Accountants, are filed as part of this annual report:

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS                    F-1

REPORT OF ARTHUR ANDERSEN, INDEPENDENT ACCOUNTANTS            F-2

CONSOLIDATED BALANCE SHEETS DECEMBER 31, 1999, 2000           F-3

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS
       ENDED DECEMBER 31, 1998, 1999 AND 2000                 F-4

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR
       THE YEARS ENDED DECEMBER 31, 1998, 1999 and 2000       F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS
       ENDED DECEMBER 31, 1999 AND 2000                       F-6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                    F-7

ITEM 19. EXHIBITS

NUMBER   DESCRIPTION OF EXHIBIT

1.1* Articles of Incorporation of the Company, incorporated by reference to Exhibit 3.1 of the Company's
         Registration Statement on Form F-1, Registration
         No. 33-8712 filed on May 6, 1998 (the "Registration
         Statement").

1.2* Restated Articles of Incorporation of the Company, adopted November 8, 1999, incorporated by reference to Form 6-K filed on November 19, 1999.

1.3* Amended and Restated By-Laws of the Company adopted on January 10, 2000, incorporated by reference to Exhibit
         1.0 of the Form 6-K filed on January 20, 2000.

2.1* Specimen Common Stock Certificate, incorporated by reference to Exhibit 4.2 of the Registration Statement.

8.1*     Subsidiaries of the Company incorporated by reference to
         Exhibit 21.1 of the Registration Statement.


* Incorporated herein by reference.

           INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


   Report of Arthur Andersen, Independent Accountants         F-2

   Consolidated Balance Sheets December 31, 1999, 2000        F-3

   Consolidated Statements of Operations for the Years
       ended December 31, 1998, 1999 and 2000                 F-4

   Consolidated Statements of Stockholders' Equity for
       the Years ended December 31, 1998, 1999 and 2000       F-5

   Consolidated Statements of Cash Flows for the Years
       ended December 31, 1998, 1999 and 2000                 F-6

   Notes to Consolidated Financial Statements                 F-7

                                                  ARTHUR ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



TO:
EXCEL MARITIME CARRIERS LTD.

We have audited the accompanying consolidated balance sheets of EXCEL MARITIME CARRIERS LTD. and subsidiaries, (''Company'') as of December 31, 1999 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EXCEL MARITIME CARRIERS LTD. and subsidiaries as of December 31, 1999 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with United States generally accepted accounting principles.

/s/ Arthur Andersen
Athens, Greece,
March 31, 2001

                   EXCEL MARITIME CARRIERS LTD
                   CONSOLIDATED BALANCE SHEET
                   DECEMBER 31, 1999 AND 2000
 Expressed in thousands of U.S. Dollars - except per share data)

ASSETS                                     1999         2000
CURRENT ASSETS:
Cash and cash equivalents
 (Note 2d)                               $5.698       $1.019
Accounts receivable-
 Trade (Note 2e)                          2.122        2.483
 Other                                       68           89
                                      ---------      -------
                                          2.190        2.572
Management company (Note 1)                  0           268
Due from affiliated companies
 (Notes 1 and 3)                                           0
 Inventories (Note 2g)                      752          784
Prepayments and other                       161          378
                                      ---------      -------
    Total current assets                  8.801        5.021

FIXED ASSETS:
Vessels' cost (Notes 2h and 3)           18.906       18.203
Accumulated depreciation
 (Notes 2h and 3)                          -512       -1.299
                                      ---------      -------
    Net Book Value                       18.394       16.904
    Total fixed assets                   18.394       16.904

OTHER NON CURRENT ASSETS:

Investments in affiliates
 (Note 2j and 5)                              0       32.189
Deferred charges, net of
 amortization of $84 and $262,
 at December 31, 1999 and 2000,
 respectively (Notes 2k and 4)              275        2.120
    Total assets                        $27.470      $56.234
                                       ========      =======

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term borrowings                       $84           $0
Current maturities of long-term
  debt (Note 6)
 Bank loans                               5.450        3.256
 Other loan                               0            7.250
 Sellers credit                             500          500
 Sellers loan                             2.100            0

                                         ------       ------
                                          8.050       11.006
Accounts payable-
 Trade                                    2.287        2.516
 Other                                      116          432
                                         ------       ------
                                          2.403        2.948
Management company (Note 1)                  66            0
Unearned revenue (Note 2n)                  103          141
Accrued bank interest (Note 6)               96          698
Accrued liabilities                         715          448
    Total current liabilities            11.517       15.241

LONG-TERM DEBT, net of current maturities (Note 6)
 Bank loan                                    0       11.754
 Sellers credit                           1.500            0
 Sellers loan                               700            0
                                         ------       ------
                                          2.200       11.754
CONTINGENCIES (Note 12)
STOCKHOLDERS' EQUITY:
 Preferred Stock, $0.01 par value;
  5,000,000 shares authorised,
  none issued.                                -            -
 Common Stock, $0.01 par value;
  50,000,000 shares authorised;
  11,611,099, issued and outstanding
  at December 31, 1999 and 2000,
  respectively (Notes 7 and 11).            116          116
 Paid-in capital (Note 8)                12.086       12.086
 Accumulated other comprehensive
  income/(loss) (Note 2c)                     -          311
 Retained earnings (Note 8)               1.551       16.726
                                         ------       ------
    Total stockholders' equity           13.753       29.239
    Total liabilities and
     stockholders' equity                27.470      $56.234
                                         ======       ======

The accompanying notes are an integral part of these consolidated balance sheets.

                           EXCEL MARITIME CARRIERS
                   CONSOLIDATED STATEMENT OF INCOME (LOSS)
            FOR THE YEARS ENDED DECEMBER 31, 1998, 1999, AND 2000
      (Expressed in thousands of U.S. Dollars - except per share data)

                                              1998         1999          2000
REVENUES:
Revenue from vessels (Notes 1 and 2n)       $7.883      $19.566       $32.204
 Commissions (Note 2n)                        -358         -949        -1.544
                                            ------       ------        ------
  Revenue from vessels, net                  7.525       18.617        30.660

Investment income (Note 2j)                      0            0         8.417

Revenue from operations                      7.525       18.617        39.077
                                            ------       ------        ------
EXPENSES:
Operating expenses
 Voyage expenses (Note 2n)                   2.651        7.439        10.215
 Vessel operating expenses
  (Notes 2n, 2o, and 10)                     3.298        6.670         9.058
 Depreciation and amortization
  (Notes 2h, 2k, 3 and 4)                    1.310          624           932
General and administrative expenses
 Management fees (Note 1)                      436        1.012         1.181
 Other (Note 1)                                543          205           166
                                            ------       ------        ------
                                             8.238       15.950        21.552
                                            ------       ------        ------
Income (loss) from operations                 -713        2.667        17.525

OTHER INCOME (EXPENSES):
 Interest and finance costs, net
 (Notes 4 and 6)                              -759         -307        -2.826
 Gain (Loss) on sale of vessels (Note 9)   -11.508         -574           289
 Foreign currency gains (losses) (Note 2c)      -7          -13            25
 Other, net                                      3           51           162
                                            ------       ------        ------
     Total other income (expenses), net    -12.271         -843        -2.350

Net Income (loss)                         $-12.984       $1.824       $15.175
                                           =======       ======       =======

Basic earnings (loss) per share             $-3,07        $0,23         $1,31
                                           =======       ======        ======
Basic weighted average numbers
  of shares                              4.233.738    7.953.947    11.611.099
                                         =========    =========    ==========

The accompanying notes are an integral part of these consolidated statements.

                           EXCEL MARITIME CARRIERS
                CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY
            FOR THE YEARS ENDED DECEMBER 31, 1998, 1999, AND 2000
      (Expressed in thousands of U.S. Dollars - except per share data)

                                                                                   Accumulated
                                      Capital Stock                      Retained  Other
                     Comprehensive  Class A   Class B          Paid-In   Earnings  Comprehensive
                     Income         Shares    Shares  Total    Capital   (Deficit) Income/(Loss)   Total
                     ------------   ----------------  -------  --------  --------  ------------   ------

BALANCE, December 31, 1997                2        0        2   37.119    -37.259        -      -138

1998 net loss             -12.984         -        -        -        -    -12,984       -    -12.984

Additions to paid-in
 capital                        -         -        -        -      138          -        -       138

Issuance of 6,350,000
 common shares,
 par value $0.01 at
 $ 3.15                         -        64        -       64   19.939          -        -    20.003

Capital issuance expenses       -         -        -     -697        -          -        -      -697

Comprehensive Income      -------
 (loss)                   -12.984
                          =======

BALANCE,
  December 31, 1998             -        66        0       66   56.499    -50.243        -     6.322

Quasi reorganization                                           -50.243     50.243        -         0

1999 net income             1.824         -        -        -        -      1.824        -     1.824

Issuance of 4,924,347
  common shares, par value
  $0.01 at $ 1.15               -        49        -       49    5.614          -        -     5.633

Capital issuance expenses       -         -        -        -      .56          -        -       -56

Issuance of 114,946 common
 shares, par value $0.01
 given as share dividend        -         -        1        1      272       -273        -         0
                           ------
Comprehensive Income        1.824                                                        -
                           ======



                               F-6





BALANCE,
  December 31, 1999                     115        1      116   12.086      1.551             13.753
2000 net income            15.175         -        -        -        -     15.175        -    15.175

Currency translation
  adjustments                 311         -        -        -        -          -        -       311
                            -----
Comprehensive Income       15.486
                           ======     -----    -----    -----   ------     ------    -----   -------

BALANCE,
 December 31, 2000                     $115       $1     $116  $12.086    $16.726     $311   $29.239
                                     ======    =====    =====  =======    =======     ====   =======


The accompanying notes are an integral part of these consolidated statements.


                           EXCEL MARITIME CARRIERS
                    CONSOLIDATED STATEMENT OF CASH FLOWS
            FOR THE YEARS ENDED DECEMBER 31, 1998, 1999, AND 2000
      (Expressed in thousands of U.S. Dollars - except per share data)

                                              1998         1999          2000

Cash Flows from Operating Activities:
 Net income (loss                         $-12.984       $1.824       $15.175
 Adjustments to reconcile net
  income (loss) to net cash provided
  by operating activities:
  Unrealized investment income                   0            0        -8.417
  Depreciation and amortization              1.329          642         2.020
 (Gain) Loss on sale of vessels             11.508          574          -289
 Interest expense                              817          448         2.177
 Interest income                               -83         -141          -489

(Increase) Decrease in:
 Accounts receivable                          -507       -1.666          -382
 Inventories                                  -139         -534           -32
 Management company                         -1.000        1.066          -334
 Prepayments and other                           0         -161          -193
Increase (Decrease) in:
 Accounts payable                              933        1.470           545
 Accrued liabilities                            53          524          -267
 Unearned revenue                                0          103            38
Interest paid                                 -817         -352        -1.575
                                            ------       ------        ------

Net Cash from (used in)
 Operating Activities                         -890        3.797         7.977

Cash Flows from Investing Activities:
 Vessel acquisitions and/or improvements   -38.000      -14.391             0
 Payments for purchase of four vessel
  owning companies, net of cash acquired         0       -5.594             0
 Proceeds from sale of vessels, net          5.365        2.380           992
 Payments for dry docking and special
  survey costs                                   0         -334        -1.773
 Payment for investments in affiliates           0            0       -23.461
 Interest received                              66          141           465
                                            ------       ------        ------
Net Cash used in Investing Activities      -12.569      -17.798       -23.777

Cash Flows from Financing Activities:
 Net change in short-term borrowings             0           84           -84
 Proceeds from long-term debt               23.000        6.000        52.505
 Proceeds from sellers loan                      0        2.800             0
 Repayment of sellers loan                       0            0        -2.800

 Payment of long-term debt                  -1.000         -550             0
 Payment of sellers credit                       0            0         1.500
 Repayment of long-term debt               -22.000            0       -35.695
 Additions to paid-in capita                   138            0             0
 Issuance of capital stock                  20.003        5.663             0
 Capital issuance expenses                    -697          -56             0
 Financing costs                             -202           -25        -1.305
                                            ------       ------        ------
Net Cash from Financing Activities          19.242       13.916        11.121

Net increase (decrease) in cash and
 cash equivalents                            5.783          -85        -4.679
Cash and cash equivalents at
 beginning of year                               0        5.783         5.698
                                            ------       ------        ------
Cash and cash equivalents at end of year    $5.783       $5.698        $1.019
                                            ======       ======        ======

1.  BASIS OF PRESENTATION AND GENERAL INFORMATION:

    The accompanying consolidated financial statements include the accounts of Excel Maritime Carriers Ltd., a Liberian corporation, and its wholly owned subsidiaries (Note 2a).

    During 1999 Excel Maritime Carriers Ltd., through its wholly owned subsidiary Point Holdings Ltd., entered into a series of memoranda of agreement and gradually purchased four vessels, and another four vessels by acquiring the holding companies of the companies owning the vessels, all with delivery dates up to the end of June 1999. One of these vessels was sold in December 1999 and another one was sold in November 2000 (Note
    2a).

    During 2000 the Company acquired through the stock exchange a participation interest of 24.99%, in A/S Dampshkibsselskabet Torm ("Torm"), a shipowning and operating company which is listed in the Copenhagen Stock Exchange (Note 5).

    The operations of the vessels are managed by Excel Management Ltd., an affiliated Liberian corporation formed on January 13, 1998. The management company ('the Manager'), which is not included in the accompanying consolidated financial statements, has an office in Greece, established under the provisions of Law 89 of 1967, as amended, and offers to Company vessels a wide range of shipping services. Such services include technical support and maintenance, supervision of new buildings, insurance consulting, chartering, financial and accounting services all provided at a fixed monthly fee per vessel, in accordance with accepted industry standards.

    The fees charged by the Manager in 1998, 1999 and 2000 totaled $ 436, $ 1,012 and $ 1,181 respectively and are separately reflected in the accompanying consolidated statements of income (loss).

    Of the revenue from vessels in 2000 and 1999, 14.22% and 13.86% respectively, derived from one charterer, while 79% in 1998 derived from five charterers (11%, 13%, 14%, 17% and 24%).

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles. The December 31, 1998, 1999 and 2000 consolidated financial statements include the accounts of Excel Maritime Carriers Ltd. (Note 1) and its wholly-owned subsidiaries American Investors Co. a Liberian Corporation incorporated on March 2, 2000 (Note
    5), and Point Holdings Ltd., a Liberian Corporation incorporated on February 17, 1998, owner of the following vessel owning companies (all registered in Cyprus with the exception of Fiorela Navigation Ltd. which is registered in Malta):

Companies with vessels in operation at December 31, 2000:

                             Vessel's                           Vessel
Owning Company               Name           DWT       LWT       Acquired on
-----------------            ---------      -----     -----     ------------

1. Fiorella Navigation Ltd.  Alex Stream    140,037   23,767    March 11, 1999
2. Becalm Shipping Co. Ltd.  Fighting Lady  141,103   21,161    May 28, 1999
3. Tortola Shipping Co. Ltd. Lucky Lady      27,422    6,357    May 13, 1999
4. Storler Shipping Co. Ltd. Petalis         35,982    8,400    April 23, 1999
5. Arotra Shipping Co. Ltd.  Holy Island     24,525    5,905    June 16, 1999
6. Madlex Shipping Co. Ltd   Almar I        107,140   18,051    June 4, 1999
                                            -------   -------
                                            476,209   83,641
                                            =======   =======

Company with vessel sold in the year ended December 31, 2000:

7. Acon Shipping Co. Ltd.    Evan           26,499     6,555    April 6, 1999

Company with vessel sold in the year ended December 31, 1999:

8. Weaver Navigation Ltd.    Santa Maria    130,341   21,722    March 11, 1999

Companies who acquired and sold their vessels during 1998:

                                 Vessel's          Vessel
Owning Company                   Name              Acquired on
-----------------                ---------         ------------

 9. Donex Shipping Co. Ltd.      Erissos XL        May 29, 1998
10. Lokman Shipping Co. Ltd.     Topaz XL          June 4, 1998
11. Parifi Shipping Co. Ltd.     Ruby XL           June 4, 1998
12. Demplomar Shipping Co. Ltd.  Diamond XL        June 18, 1998
13. Denlord Shipping Co. Ltd.    Brilliant Sea XL  June 25, 1998

On December 15, 1998, all five vessels were sold at a loss of $11,508 (Note 9).

By an agreement dated March 2, 1999, Point Holdings Ltd., acquired 100% of the shares of Lario Shipping Ltd. (Lario) and Port Shipping and Trading S.A. (Port), the holding companies of Fiorella Navigation Ltd. (vessel Alex Stream) and Weaver Navigation Ltd. (vessel Santa Maria), respectively. Lario and Port are Liberian corporations and were affiliates (the capital stock of Lario and Port was held by companies associated with a group in which family members of the Company's chairman had a minority interest) of the Company at the time of their purchase. According to the agreement for the transfer of shares, the Company acquired only the vessels, while all debts, claims and receivables relating to periods prior to the delivery of the vessels were for sellers' account.

The vessels Fighting Lady and Lucky Lady were acquired through Memoranda of Agreement, concluded between the vessels previous owners and the newly established 100% subsidiaries of Point Holdings Ltd. (Becalm Shipping Co. Ltd. and Tortola Shipping Co. Ltd.).

The vessels Petalis, Holy Island, Evan and Almar I, were acquired through the purchase of all the outstanding shares of the companies holding the capital stock of their vessel owning companies (the shares were acquired by Point Holdings Ltd.). The vessel owning companies acquired were established in the period from July 3, 1998 to January 4, 1999, and as of the effective date of the share purchase agreements, they had no material activities other than the acquisition of their vessels. Accordingly, if the Company had acquired these companies upon their establishment, there would be no effect on the revenues and net income for the year 1998. The consideration paid by the Company was the issuance, in 1999, of 4,924,347 Class A common shares at $ 1.15 per share (Note 7) which approximated the fair value of the companies' net assets acquired. The acquisition has been accounted for by the purchase method of accounting.

With the exception of Alex Stream (tanker vessel) which is under the Malta flag all the other vessels (bulk carriers) are under Cyprus flag. All significant inter-company balances and transactions have been eliminated in the consolidation.

(b) Use of Estimates: The preparation of consolidated financial statements in conformity with the United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
(c) Foreign Currency Translation - Other Comprehensive income:
    The Company has adopted the provisions of Statement of Financial Accounting Standards ''Statement of Comprehensive Income'' (SFAS 130), which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity.

    The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets, which utilize the U.S. Dollar as the functional currency. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the current exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income (loss). Year-end translation losses or gains were insignificant.

    The functional currency of A/S Dampskibsselskabet Torm ("Torm") the affiliate in which the Company has a participation interest of 24.99% is the Danish Kroner. In applying the equity method of accounting, the accounts of Torm have been translated into U.S. dollars using the current rate method. The resulting translation adjustment is reflected separately, under stockholder's equity in the accompanying 2000 consolidated balance sheet in accordance with SFAS 130.

(d) Cash and Cash Equivalents: For purposes of the consolidated statements of cash flows, the Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents.

(e) Accounts Receivable - Trade: The amount shown as accounts receivable - trade at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings.

(f) Insurance Claims: Insurance claims, consist of claims submitted and/or claims being in the process of compilation or submission (claims pending). They are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims (if any) into current and non-current assets is based on management's expectations as to their collection dates.

(g) Inventories: Inventories are stated at the lower of first-in,
    first-out cost or market.   The amounts in the accompanying
    consolidated balance sheets are analyzed as follows:

                   1999          2000

    Bunkers        507           601
    Lubricants     207           160
    Other           38            23
                   -----         -----
                   752           784
                   =====         =====

(h) Vessels Cost and Depreciation: Vessels are stated at cost, which consists of the original purchase price and any material expenses incurred upon acquisition. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessel; Otherwise they are charged to income as incurred.

    Depreciation for vessels is computed using the straight-line method over their estimated useful life (twenty-eight years for bulker vessels and thirty years for tanker vessels). In computing vessels' depreciation, the estimated salvage value of the vessel ($ 0.120 per LWT - Note 2a) is also taken into consideration.

(i) Impairment of Long-Lived Assets: The U.S. Financial Accounting Standards Board issued SFAS 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of", which requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized, when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset. In this connection management reviews regularly the vessels' operation and their cash flows and believes that no material impairment loss exists that needs to be recognized for applicable assets of continuing operations.

(j) Accounting for investments: The Company's investment in Torm
    (participation interest of 24.99%) is accounted for under the equity method (Note 5).

(k) Deferred Charges: Deferred charges include the dry-docking and special survey costs of the vessels and the financing costs incurred for obtaining new loans or refinancing existing ones. Dry-docking and special survey costs are carried out approximately every two and a half years and five years respectively, coinciding with the validity of the related certificates issued by the Classification Societies. Dry-docking costs are deferred and are amortized through the next dry-docking dates. Special survey costs are deferred and amortized over the period from the date incurred, through the next special survey dates. Unamortized dry-docking and special survey costs of vessels sold are written off to income in the year of the vessels' sale. Financing costs are deferred and amortized over the loans' repayment period. Costs relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made.

(l) Pension and Retirement Benefit Obligations - Crew: The ship-owning companies included in the consolidation, employ the crew on board, under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post retirement benefits.

(m) Collective Bargaining Agreements: Substantially all ship crewmembers are subject to collective bargaining agreements. Such agreements are usually expire within one year; however, a continuation of acceptable labor relationships is expected.

(n) Accounting for Revenue and Expenses: Freight and hire revenue and related voyage expenses as well as applicable address and brokerage commissions are recorded on a pro rata basis over the period of the voyage or time charters. Vessel operating expenses are accounted for on the accrual basis. Unearned revenue represents revenue applicable to periods after December 31 of each year.

(o) Repairs and maintenance: All recurring repair and maintenance expenses, including major overhauling and underwater inspection expenses are charged against income in the period incurred. Such costs, totaled $ 303, $ 1,018 and $ 2,298, for 1998, 1999 and 2000, respectively and are included in vessel operating expenses in the accompanying consolidated statements of income (loss).

(p) Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. There were no dilative securities outstanding during the years presented. All share and per share amounts have been adjusted to give retroactive effect to the share dividend discussed in Note 7.

(q) Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management can not and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

(r) Recently Issued Accounting Standard: In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. It also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" amended the accounting and recording standards of SFAS No. 133 for certain derivative instruments and certain hedging activities as indicated below.

    SFAS No. 133, as amended by (a) SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral" as of the effective date of FASB Statement No. 133 and (b) SFAS 138, is effective for fiscal years beginning after June 15, 2000 and cannot be applied retroactively. The Company has not yet quantified the impacts of adopting SFAS No. 133 on its financial statements and has not determined the timing or method of adoption of SFAS No. 133. The management does not expect that the adoption of SFAS 133, as amended, will have a significant effect to the financial statements of the Company.

3.  VESSELS:

                                                Accumulated
Vessel's  Year    Year of         Cost         Depreciation     Net Book Value
Name      Built   Acquisition  1999    2000    1999     2000    1999    2000
--------  ------  -----------  -------------   -------------    -------------

Alex
Stream    1975    March 1999   5,000   5,000    193      438   4,807    4,563
Fighting
Lady      1983    May 1999     7,526   7,526    231      627   7,295    6,899
Lucky
Lady      1975    May 1999       763     763     --       --     763      763
Evan      1974    April 199      703      --     --       --     703       --
Petalis   1975    April 1999   1,068   1,068      9       21   1,059    1,046
Holy
Island    1977    June 1999      526     526     --       --     526      526
Almar I   1979    June 1999    3,320   3,320     79      213   3,241    3,107
                               -----   -----  -----    -----   -----    -----
                              18,906  18,203    512    1,299  18,394   16,904


    The vessel Santa Maria which was acquired on March 11, 1999 for $ 3,000 (the original purchase price of $ 4,000 was subsequently renegotiated and the agreement was amended to reduce the purchase price and sellers credit by $ 1,000 - Note 6) was sold on December 24, 1999, at a loss of $ 574 (Note 9).

    The vessel Evan which was acquired on April 6, 1999 for $ 703 was sold on November 2, 2000, at a gain of $ 289 (Note 9).

    No depreciation was charged for vessels Lucky Lady, Evan and Holy Island as their acquisition cost approximates their estimated salvage value.

    Cost of vessels at December 31, 1999 and 2000 includes $ 161 of amounts capitalized in accordance with the accounting policy discussed in Note 2(e) above. There is no capitalized interest.

    Depreciation for 1998, 1999 and 2000 totalled $ 1,310, $ 558 and $ 787, respectively, and is included in depreciation and amortization in the accompanying consolidated statements of income (loss).

4.  DEFERRED CHARGES:

    The unamortized amounts included in the accompanying consolidated balance sheets are analyzed as follows:

                              Drydocking and  Financing
                              Special Survey  Costs       Total
                              --------------  ---------   -----
Balance, December 31, 1998             -             -        -
 - Additions                         334            25      359
 - Amortization for the year        (66)          (18)     (84)
Balance, December 31, 1999           268             7      275
 - Additions                       1,773         1,305    3,078
 - Amortization for the year       (145)       (1,088)  (1,233)
                                  ------       -------  -------
Balance, December 31, 2000         1,896           224    2,120
                                  ======       =======  =======

    The amortization of financing costs relating to the bank loans discussed in Note 6 below is included in interest and finance costs, net in the statement of income (loss).

    The estimated dates for the next special survey and dry-docking of the vessels is as follows:

Vessel             Special Survey      Dry-docking

Alex Stream        August 2001         August 2001
Holy Island        May 2004            April 2002
Petalis            June 2005           June 2003
Fighting Lady      December 2002       December 2002
Lucky Lady         July 2005           June 2003
Almar I            March 2004          April 2003

5.  INVESTMENTS:

    From April 25, 2000 up to May 23, 2000, the Company, through its wholly owned subsidiary American Investors Co. (established under the laws of Liberia on March 2, 2000), acquired the 24.99% (454,800 shares) of the issued shares of A/S Dampskibsselskabet Torm ("Torm") for a total consideration of $ 23,461 (Danish Kroner 405.13, in average, per share) through the Stock Exchange. Torm is listed in the Copenhagen Stock Exchange. The consideration paid was financed through a mortgaged bank loan concluded on April 24, 2000 (Note 6), that was fully repaid in November 2000. The Company's president is also one of the seven members of the Board of Directors of Torm. At December 31, 2000, the quoted market price for Torm shares was Danish Kroner 573.20 per share.

    A summary of the Torm's audited consolidated balance sheet and statement of income (loss) translated to USD at December 31, 1999 and 2000 and for the years then ended, is set forth below (in thousand of US Dollars). The exchange rates used to convert the financial statements from Danish Kroner to US Dollars were 7.3973 and 7.91 for 1999 and 2000 respectively.

    Balance Sheet                      1999           2000
    -------------                      -----          -----
    Fixed Assets:
    Intangible assets                 1,883             991
    Vessels net book                297,784         220,478
    Vessels under construction       21,619          20,603
    Land, buildings and other
     equipment                        2,115           2,191
    Long-term financial assets        2,506           3,555
                                      ------         ------
      Total fixed assets            325,907         247,818
    Current Assets:
    Stocks and debtors                65,318         71,058
    Securities - bonds                69,743         61,643
    Cash and cash equivalents         11,951         30,193
      Total current assets           147,012        162,894
    Total Assets                     472,920        410,711
    Capital and Reserves:
    Called-up share capital           24,604         23,009
    Revaluation reserves               1,772          3,514
    Profit and Loss Account           98,417        121,403
                                      ------        -------
     Total capital and reserves      124,793        147,926
    Deferred taxation                  9,492         15,620
    Other provisions                  15,900          7,720
                                      ------         ------
     Total provisions                 25,392         23,339
    Long-term debt                   231,406        153,658

    Current Liabilities:
    Current portion of
     long-term debt                   33,436         24,317
    Trade creditors and other
     liabilities                      57,892         56,870
    Dividends for the financial year       -          4,602
     Total current liabilities        91,329         85,788
    Total liabilities, capital
     and reserves                    472,920        410,711
                                    ========       ========

    Statement of Income                 1999           2000
    -------------------                -----          -----
    Net turnover                     194,202       273,362
    Operating costs                (176,725)      (206,949)
                                   ---------      ---------
    Net earnings from shipping
     activities                       17,476         66,414
    Profit on sale of
     vessels/interests                     -         19,418
    Administrative expenses          (9,481)       (10,672)
    Other operating income            4,044           5,728
    Depreciation                    (19,043)       (20,387)
    Financial items                 (11,804)       (18,129)
    Tax on profit on ordinary
     activities                        3,774        (6,779)
                                     -------        -------
    Profit (loss) for the year      (15,035)         35,592
                                    ========        =======

6.  LONG - TERM DEBT:

    Bank Loans:

(a) In March, 1999, the Company obtained a loan of $ 6,000 to partly finance the acquisition cost of two vessels. The loan interest was based on LIBOR plus a spread. Of the balance outstanding at December 31, 1999 ($ 5,450), $ 2,300 was paid in February 2000 from the sale proceeds of one vessel (Note
    9) while the remaining amount was paid in full in October, 2000 (see loan under (c) below) . The interest rate at December 31, 1999, was 8.00%. The average interest rate during 1999 2000 was 6.72% and 8.16%, respectively.

(b) In April, 2000, the Company obtained a loan of $ 23,496 to finance the acquisition of the investment in Torm (Note 5).
    The loan interest is based on LIBOR plus a spread. The loan was repaid in full on November 22, 2000. The average interest rate during 2000 was 8.09%.

(c) In October, 2000, the Company obtained a loan of $ 2,600 to repay part of the loan mentioned in (a) above. The loan interest is based on LIBOR plus a spread. The loan is repayable in ten consecutive quarterly installments (eight installments of $ 250 each, followed by two installments of $ 300 each) form January 2001 through April 2003. The interest rate at December 31, 2000 and the average interest rate for the period from October to December 31, 2000 was 8.27%.

(d) In November, 2000, the Company obtained a loan of $ 12,410 for working capital purposes. The loan interest is based on

    LIBOR plus a spread. The loan is repayable in sixteen consecutive quarterly installments (eight installments of $ 564 each, followed by eight installments of $ 376 each) from February 2001 through November 2004 and a balloon payment of $ 4,890, payable together with the last installment. The interest rate, at December 31, 2000 and the average interest rate for the period from November through to December 31, 2000 was 8.75%.

    The loans outstanding at December 31, 2000, are secured as follows:

    --   First priority mortgage over the Company's vessels.
    --   Assignments of earnings and insurances of the mortgaged
         vessels;
    --   Corporate guarantee.

    The loan agreements among others include covenants requiring the borrowers to obtain the lenders' prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends, pay shareholders' loans, sell vessels and assets and change the beneficial ownership or management. Also, they require the borrowers to maintain a minimum hull value in connection with the vessels' outstanding loans, insurance coverage of the vessels against all risks and maintenance of operating bank accounts with minimum balance.

    Other Loans: On April 5, 2000, the Company obtained a loan of $ 14,000 from a corporation for general investment purposes, originally payable in one installment on May 2001. On May 5, 2000 the Company repaid $ 6,750, while the balance outstanding at December 31, 2000 ($ 7,250) was fully repaid on January 23, 2001. As per the loan agreement the interest accrued for the first month at a rate of 7.50% and at 10% thereafter.

    Sellers Credit: Further to the bank loans discussed above the acquisition cost of the two vessels in 1999 was also financed through a sellers credit of $ 2,000 (originally $3,000), of which $ 1,500 relate to Alex Stream and $ 500 (originally $ 1,500) to Santa Maria. The amount for Alex Stream was repaid in full on December 14, 2000 and the amount relating to Santa Maria was repaid in full on January 22, 2001.

    Sellers Loan: During 1999 the company obtained an unsecured sellers loan for the amount of $ 2,800 to partly finance the acquisition cost of vessel Fighting Lady. The amount was fully paid on November 8, 2000.

    Bank and other loans interest expense for the years ended December 31, 1998, 1999 and 2000 amounted to $ 817, $ 356 and
    $ 2,177 respectively, and is included in interest and finance costs, net in the accompanying consolidated statements of income (loss).

    The aggregate annual principal payments required to be made, subsequent to December 31, 2000 are as follows:

    Year      Amount
    -----     ------
    2001      11,006
    2002       3,256
    2003       2,103
    2004       6,395
              ------
              22,760

7.  CAPITAL STOCK:

    At December 31, 1998 and following the reverse stock split occurred on May 21, 1998 and the issuance of 6,350,000 Class
    A common shares, the Company's issued and outstanding common stack consisted of 6,571,806, Class A, common shares.

    On August 31, 1999 the shareholders approved amendments to the Company's Articles of Incorporation, the result of which was to increase the aggregate number of shares which the Company shall have the authority to issue to 55,000,000 shares as follows:

    (a) 5,000,000 will be shares of Preferred Stock with par value $0.01 per share
    (b)  49,000,000 will be Class A common shares with par value
         $0.01 per share
    (c)  1,000,000 will be Class B common shares with par value
         $0.01 per share

    During 1999, 4,924,347 Class A common shares were issued at $
    1.15 per share as follows:

    -- On September 10, 1999, 900,000 shares to satisfy the consideration for the acquisition of the shares of the holding company of Storler Shipping Company (vessel
         Petalis).

    -- On September 30, 1999, 434,783 shares to satisfy the consideration for the acquisition of the shares of the holding company of Arotra Shipping Company (vessel Holly
         Island).

    -- On October 1, 1999, 608,695 shares to satisfy the consideration for the acquisition of the shares of the holding company of Acon Shipping Company Ltd. (vessel
         Evan).

    -- On October 1, 1999, 2,980,869 shares to satisfy the consideration for the acquisition of the shares of the holding company of Madlex Shipping Company (vessel Almar
         I).

    Furthermore, on December 27, 1999, the Company gave in the form of share dividend to its existing shareholders "Class B shares" each of which entitles the shareholder to 1,000 votes per share. One class B share is given for 100 common shares. These shares do not have an active trading market and therefore they do not derogate from the economic value of the present common shares in any material respect. As a result the Company decided not to list the 114,946 Class B shares with par value $ 0.01 per share. The quoted market value of the shares at December 27, 1999, was $ 2 3/8 per share. Accordingly, the Company transferred the amount of $ 273 from retained earnings to capital stock ($ 1) and to paid-in capital ($ 272).

    At December 31, 2000, the Company's issued and outstanding common stock consisted 11,496,153, Class A common shares and 114,946, Class B common shares.

8.  QUASI-REORGANIZATION:

    The Company effectuated a "quasi-reorganization" for accounting purposes in January 1999 by which the Company's additional paid-in capital of U.S. $ 56.5 million was adjusted to U.S. $ 6.26 million as of January 1, 1999 and the Company's deficit in retained earnings of U.S. $ 50.24 million as of December 31, 1998 was adjusted to U.S. $ 0 as of January 1, 1999. The Company effectuated this "quasi-reorganization" for the purpose of simplifying its balance sheet and the adjustment does not involve any actual payments or transfer of funds.

9.  GAIN (LOSS) ON SALE OF VESSELS:

    The amount in the accompanying 1998, 1999 and 2000 consolidated statements of operations is analyzed as follows:


                                              1998         1999          2000

Sale proceeds, net
Selling price                               25,500        2,763         1,123
Compensation from new owners
 for delays in taking
 vessels' delivery                             132            -
Other sale expenses                          (267)        (383)         (131)
                                           -------       ------       -------
                                            25,365        2,380           992
                                           -------       ------       -------
Vessels' net book value at the
  date of sale
Vessels' acquisition cost                 (38,000)      (3,000)         (703)
Depreciation up to the sale date             1,310           46             -
                                           -------      -------        ------
                                          (36,690)      (2,954)         (703)
Unamortized financing costs,
  written-off                                (183)            -             -
                                           -------       ------        ------
Net gain (loss)                           (11,508)        (574)           289
                                          ========      =======       =======

    The net sales proceeds in 1998 were used to repay the loan received for the acquisition of the same vessels (Note 2a). The net sales proceeds in 1999 were partly used to repay, in February 2000, part of the loan received for the acquisition of vessels Santa Maria and Alex Stream (Note 6).

10. INCOME TAXES:

    Cyprus and Malta does not impose a tax on international shipping income. However, the shipowning companies' vessels are subject to registration and tonnage taxes which have been included in vessels' operating expenses in the accompanying 1998, 1999 and 2000 consolidated statements of income (loss). Certain revenue earned by the Company is considered as attributable to U.S. sources. Management of the Company is of the opinion that such revenue is exempt from U.S. taxation under applicable provisions of the Internal Revenue Code of the United States (the "Code"), although sections of the Code are not clear in all respects.

    Excel is not subject to corporate income taxes on its profits in Liberia because its income is derived from non-Liberian sources. The Company is not subject to corporate income tax in other jurisdictions.

11. STOCK OPTION PLAN:

    On October 12, 1999, the Board of Directors approved a stock option plan (the "Plan") in order to provide an incentive through acquisition of proprietary interest in the stock of the company to officers, key employees and directors of the Company, a Subsidiary or a Manager. The aggregate number of shares to be given under the stock option plan was 136,000 and each outstanding option should become exercisable, if the Market Price per share on December 31, 2000, subject to adjustments as defined, was equal to or greater than twice the option price per share ($ 1.50). At December 31, 2000 the Market Price per share was $ 2.1875 and the stock option plan was abolished.

12. CONTINGENCIES:

    Various claims, suits, and complaints, such as those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the activity of vessels. Currently, management is not aware of any such contingent liabilities which should be disclosed or for which a provision should be established.

    Management accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's share. Currently, management is not aware of any such claims or contingent liabilities which should be disclosed or for which a provision should be established in the consolidated financial statements.

    A minimum up to $ 1 billion of the liabilities associated with the individual vessels environmental actions, mainly for sea pollution, are covered by the Protection and Indemnity
    (P+I) Club insurance.

13. FINANCIAL INSTRUMENTS:

    The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable due to suppliers.

    (a) Interest rate risk: The Company's interest rates and long-term loans repayment terms are described in Note 6.

    (b) Credit risk: The credit risk is minimized since accounts receivable from charterers are presented net of relevant provision for uncollectable amounts, whenever required.

    (c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities approximate their respective fair values due to the short maturities of these instruments. The fair values of long-term bank loans approximate the recorded values, generally due to their variable interest rates.

14. SUBSEQUENT EVENTS:

    On January 18, 2001 the Company obtained a bank loan of Danish Kroner 125 million to refinance the bank loan acquisition of the holding of 454,800 shares in A/S Dampskibsselskabet Torm. The loan is repayable in two installments of Danish Kroner 10 million payable on September 30, 2001 and 2002 and a balloon payment of Danish Kroner 105 million payable together with the last installment. As a security the Company has pledged the shares in favor of the lending bank.

    On March 29, 2001 the Company acquired 250 shares of Torm for a total consideration of DKK 146,250 (DKK 585 or approximately $ 73 per share). As a result the Company's shareholding in Torm, as of the above date, increased to 25.003% (455,050 shares).

    On March 31, 2001 the Company acquired the shares of Maryville Maritime Inc. ('Maryville'), a ship management company (established under the laws of Liberia).

                           SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorised.

                             Excel Maritime Carriers, Ltd.

                             -----------------------------

Date     June 29, 2001       By /s/ Gabriel Panayotides

         ------------        -----------------------------
                             Gabriel Panayotides
                             Chairman



































02545001.AB8