Form 20-F
period 2002-12-31
EXCEL MARITIME CARRIERS LTD
filed 2003-06-30
CIK 842294

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)
[_]          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12 (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002

                                       OR

[_]              TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

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

Securities  registered or to be registered pursuant to Section 12(b) of the Act:
Common shares, par value $0.01

Securities  registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares, par value $.01    11,496,153
Class B Common Shares,
  par value $.01                    114,946

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days.

             Yes |X|          No |_|

Indicate by check mark which financial statement item the Registrant has elected to follow.

             Item 17 |_|      Item 18 |X|

                                TABLE OF CONTENTS

ITEM 1  -  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND
           ADVISORS...................................................1
ITEM 2  -  OFFER STATISTICS AND EXPECTED TIMETABLE....................1
ITEM 3  -  KEY INFORMATION............................................1
ITEM 4  -  INFORMATION ON THE COMPANY.................................5
ITEM 5  -  OPERATING AND FINANCIAL REVIEW AND PROSPECTS..............11
ITEM 6  -  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES................17
ITEM 7  -  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.........18
ITEM 8  -  FINANCIAL INFORMATION.....................................19
ITEM 9  -  THE OFFER AND LISTING.....................................19
ITEM 10 -  ADDITIONAL INFORMATION....................................20
ITEM 11 -  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
           MARKET RISKS..............................................22
ITEM 12 -  DESCRIPTION OF SECURITIES OTHER THAN EQUITY
           SECURITIES................................................22
ITEM 13 -  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...........22
ITEM 14 -  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
           HOLDERS AND USE OF PROCEEDS...............................22
ITEM 15 -  CONTROLS AND PROCEDURES...................................23
ITEM 16 -  RESERVED..................................................23
ITEM 17 -  FINANCIAL STATEMENTS......................................23
ITEM 18 -  FINANCIAL STATEMENTS......................................23
ITEM 19 -  EXHIBITS................................................II-1

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

Excel Maritime Carriers Ltd., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "will", "may", "should", "expect" and similar expressions identify forward-looking statements.

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

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

          Not applicable

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable

ITEM 3 - KEY INFORMATION

Selected Financial Data

     The following table sets forth our selected historical consolidated financial data as of and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002. The following information should be read in conjunction with "Operating and Financial Review and Prospects" and the audited Consolidated Financial Statements, including the notes thereto included elsewhere herein.

                                                 Selected Historical Financial Data
                                                    Excel Maritime Carriers Ltd.

                                                    Year Ended December 31, 2002
                                            (All figures in $000, except per share data)

                                                                          Year Ended December 31
                                                   ------------------------------------------------------------------
                                                       1998         1999         2000          2001         2002
                                                   -----------  -----------  ------------  ------------  ------------
                                                               (All figures in $ 000, except per share data)
Income Statement Data
  Revenue from vessels, net....................... $    7,525   $   18,617   $    30,660   $    25,222   $    15,129
  Equity on earnings of an affiliate..............          0            0         3,300        11,440             0
  Vessel operating and voyage expenses............      5,949       14,109        19,273        16,505        11,505
  Depreciation and amortization...................      1,310          624           932         1,419         1,080
  General and administrative expenses.............        979        1,217         1,347         1,880         1,475
  Income (Loss) from operations...................       (713)       2,667         9,108         5,418         1,069
  Gain (Loss) on sale of vessels..................    (11,508)        (574)          289          (423)          569
  Other income (expenses), net....................       (763)        (269)       (2,639)       (9,502)         (549)
  Net income (loss) (1)...........................    (12,984)       1,824        10,058         6,933         1,089
Per Share Data
  Earnings (Loss) per share, basic and diluted....    $ (3.07)  $     0.23   $      0.87   $      0.60   $      0.09
  Earnings (Loss) per share, diluted..............    $ (3.07)  $     0.23   $      0.87   $      0.60   $      0.09
  Weighted average number of shares, basic........  4,233,738    7,953,947    11,611,099    11,514,950    11,550,984
  Weighted average number of shares, diluted......  4,233,738    7,953,947    11,611,099    11,514,950    11,550,984
  Dividends per share............................. $     0.00         0.00          0.00          0.00   $      2.15
Balance Sheet Data
  Current assets.................................. $    7,446   $    8,801   $     5,021   $    41,908   $     3,157
  Total assets....................................      7,446       27,470        50,826        55,465        21,435
  Current liabilities.............................      1,124       11,517        15,241        26,488         5,896
  Long-term debt (excluding current portion)......          0        2,200        11,754             0        10,090
  Total stockholders' equity...................... $    6,322   $   13,753   $    23,831   $    28,977   $     5,449

(1) In 2001, the Company revised its financial statements previously issued for the year ended December 31, 2000, to adjust the "Equity on Earnings of an Affiliate" in order to more accurately reflect such income, as A/S Dampskilbsselskabet Torm, the affiliated company, prepared, for first time, financial statements in conformity with accounting principles generally accepted in the United States during the last quarter of the year ended December 31, 2001. The effect of the revision was (a) to decrease "Equity on Earnings of an Affiliate" by $ 5,117 and net income for the year ended December 31, 2000 by an equal amount and (b) to decrease "accumulated other comprehensive income" included in stockholders' equity as of December 31, 2000 by $ 291.

(2) The effect of the above revision on earnings per share for the year ended December 31, 2000 was $ (0.44) per share.

Risk Factors

     Please note in this section, "we", "us" and "our" all refer to the Company and its subsidiaries.

The Cyclical Nature of the Shipping Industry, Freight Rates and Vessel Values May Affect our Profitability

     We are an independent shipping company that operates in the drybulk markets. The supply of and demand for shipping capacity strongly influences freight rates. Demand for the type of commodities carried and the distance that those commodities must be moved by sea primarily determine the demand for shipping capacity. World and regional economic and political conditions (including developments in international trade, fluctuations in industrial and agricultural production and armed conflicts), environmental concerns, weather patterns, changes in seaborne and other transportation costs and, with respect to crude oil and petroleum products, and competition from alternative energy sources affect, among other things, demand for commodities. The size of the existing fleet in a particular market, the number of new building deliveries, the scrapping of older vessels and the number of vessels out of active service (i.e. laid-up, dry-docked, awaiting repairs or otherwise not available for hire), determines the supply of shipping capacity, which is measured by the amount of suitable tonnage available to carry cargo. In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, second hand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we cannot predict the nature, timing and degree of changes in industry conditions.

     We expect the market value of our vessels to fluctuate largely in relation to existing and anticipated freight rates as well as with changes in general economic and market conditions. Furthermore, as our vessels grow older we generally expect their market value to decline.

Risks Associated with the Purchase and Operation of Second Hand Vessels May Affect Our Results of Operations

     We acquired all of our vessels second hand, and we estimate their useful lives to be 28 years, depending on various market factors and management's ability to comply with government and industry regulatory requirements. Part of our business strategy includes the continued acquisition of second hand vessels when we find attractive opportunities.

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

We are Dependent on Spot Voyages in the Volatile Shipping Markets

     We currently charter most of our vessels on a spot charter basis. Although dependence on spot charters is not unusual in the shipping industry, the spot charter market is highly competitive and spot charter rates may fluctuate significantly based upon available charters and the supply of and demand for sea borne shipping capacity. While our focus on the spot charter market may enable us to benefit if industry conditions strengthen, we must consistently procure spot charter business. Conversely, such dependence makes us vulnerable to declining market rates for spot charters. We cannot give assurances that future available spot charter will enable us to operate our vessels profitably.

We Face Strong Competition

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

Risk of Loss and Insurance May Affect our Results

     Adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances and events create an inherent risk of catastrophic marine disasters and property loss in the operation of any ocean-going vessel. In addition, business interruptions due to political circumstances in foreign countries, hostilities, labor strikes, and boycotts. Any such event may result in loss of revenues or increased costs.

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

A decline in the market value of our vessels could lead to a default under our loan agreements and the loss of our vessels

     If the market value of our fleet declines, we may not be able to refinance our debt or obtain future financing. Also, declining vessel values could cause us to breach some of the covenants under our financing agreements. If we are unable to pledge additional collateral, or obtain waivers from our lenders, our lenders could accelerate our debt and foreclose on our fleet.

Servicing our debt limits funds available for other purposes and if we cannot service our debt, we may lose our tankers

     We must dedicate a large part of our cash flow from operations to paying principal and interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes.

Terrorist attacks, such as the attacks on the United States on September 11, 2001, and other acts of violence or war may affect the financial markets and our business, results of operations and financial condition.

     Terrorist attacks such as the attacks on the United States on September 11, 2001 and the United States' continuing response to these attacks, as well as the threat of future terrorist attacks, continues to cause uncertainty in the world financial markets. The recent conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets, including the energy markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

     Future terrorist attacks, such as the attack on the m.t. Limburg in October 2002, may also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenue, and costs.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings

     The carrying amount of our vessels on our financial statements does not necessarily reflect their fair market value, which can fluctuate significantly. The fair market value of tankers may increase and decrease depending on the following factors:

     o    general economic and market conditions affecting the tanker industry;

     o    competition from other shipping companies;

     o    types and sizes of vessels;

     o    other modes of transportation;

     o    cost of newbuildings;

     o governmental or other regulations including required phase-outs of non-double hull tankers;

     o    prevailing level of charter rates; and

     o    technological advances.

     If we determine at any time that a vessel's future limited useful life and earnings requires us to impair its value on our financial statements, that could result in a charge against our earnings and the reduction of our shareholder's equity. If for any reason we sell tankers at a time when tanker prices have fallen, the sale may be less than the vessel's carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings.

ITEM 4 - INFORMATION ON THE COMPANY

The Company

     We, Excel Maritime Carriers Ltd., are an owner and operator of dry bulk carrier vessels. We are listed on the American Stock Exchange (ticker: EXM), and are a provider of worldwide sea borne transportation services for dry bulk cargo.

     We were incorporated on November 2, 1998 under the laws of Liberia. Our business strategy is to expand and diversify our fleet to achieve economies of scale and marketing strength in each of the sectors in which we operate. We may expand our presence in the tanker market and dry bulk market, in particular, and may also diversify into the container shipping sector. In accordance with this strategy, we intend to purchase additional vessels in the open market as market conditions warrant.

     During 2002, we owned and operated 6 dry bulk vessels. On December 31, 2002, we owned and operated 5 dry bulk vessels. The vessel, Holy Island, was sold on 3rd January 2002 and our remaining 5 vessels have the following characteristics:

        NAME             TYPE               DWT    BUILT   COUNTRY   YARD

  Fighting Lady    Capesize Bulker       141,103    1983   Korea     Hyundai
  Almar I          Capesize Bulker       107,140    1979   Japan     IHI
  Petalis          Handysize Bulker       35,982    1975   Japan     Osaka
  Lucky Lady       Handysize Bulker       27,422    1975   Japan     Hakodate
  Lady             Handysize Bulker       41,090    1985   Japan     Oshima
  Total                                  352,737

     In addition to the direct ownership and operation of vessels, we believe that ownership of shares in other worldwide national exchange listed shipping companies is a beneficial way to diversify our investment activities.

     In line with the above mentioned strategy, we purchased, during 2000 and 2001 a total of 27.78% of the outstanding shares of a Danish shipping company listed on the Copenhagen Stock Exchange called A/S Dampskibsselskabet Torm, or Torm. Torm was founded in 1889 and its core business activity currently comprises two divisions: product tanker and dry bulk.

     Torm's product tanker division specialises in the transportation of refined oil products such as gasoline, jet fuel, naphtha and diesel oil, as well as other fluid commodities such as vegetable oil and molasses. Torm's dry bulk division focuses primarily on Panamax and Handysize bulk carriers, wherein the principal commodities it carries are grain, coal and iron ore.

     For the year ended December 31, 2001, Torm recorded a profit of $44.7 million versus a profit of $31.1 million in 2000.

     We sold the subsidiary (American Investors Co.), which held the shares in Torm in February 2002 and paid a special cash dividend to our shareholders with the proceeds. We continue to seek other opportunities to acquire shares in other worldwide exchange listed shipping companies.

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

     The operation of the Company's vessels is also affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention (the "ISM Code"). The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the Company's applicable vessels is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

Environmental Regulations--The United States Oil Pollution Act of 1990.

     The Unites States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its two hundred nautical mile exclusive economic zone.

     Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

     (i)  natural resources damages and the costs of assessment thereof;

     (ii) real and personal property damages;

     (iii) net loss of taxes, royalties, rents, fees and other lost revenues;

     (iv) lost profits or impairment of earning capacity due to property or natural resources damage;

     (v)  net cost of public services necessitated by a spill response,  such as
          protection  from  fire,   safety  or  health  hazards,   and  loss  of
          subsistence use of natural resources.

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

     Under OPA, with certain limited exceptions, all newly built or converted tankers operating in United States waters must be built with double-hulls, and existing vessels which do not comply with the double-hull requirement must be phased out over a 25-year period (1990-2015) based on size, age and hull construction. Notwithstanding the phase-out period, OPA currently permits existing single-hull tankers to operate until the year 2015 if they limit their operations within United States waters to discharging at the Louisiana Off-Shore Oil Port, or off-loading by means of lightering activities within authorized lightering zones more than 60 miles offshore.

     OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. In December 1994, the Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, which includes the OPA limitation on liability of $1,200 per gross ton and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Under OPA, an owner or operator of a fleet of tankers is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tanker in the fleet having the greatest maximum liability under OPA.

     The Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defence that it may have had against the responsible party and is limited to asserting those defences available to the responsible party and the defence that the incident was caused by the wilful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defences.

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

     Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (the "CLC"), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defences. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $4.0 million plus approximately $566.0 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $80.5 million per vessel, with the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

Environmental Regulation--Proposed IMO Regulations.

     The IMO, in conjunction with the European Commission, has proposed a timetable for the accelerated phasing-out of single-hull oil tankers. Under the proposal, which will be discussed further by the IMO's Marine Environment Committee in April 2001,oil tankers delivered in 1973 and which do not comply with the requirements for protectively located segregated ballast tanks will be phased out by January 1, 2003.

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

     Partly in response to the oil spill caused by the sinking of the tanker Prestige, a single hulled tanker owned by an entity that is not affiliated with us, in November 2002, the European Union proposed new regulations in March of 2003 that would, among other things, place a ban on the transportation of heavy oil grades in all single-hull tankers loading or discharging at European Union ports. These regulations also accelerate the phase-out schedule of all single hull tankers. The European Union Parliament is scheduled to meet in July 2003, to ratify these new regulations. Several European Union nations have already implemented an absolute ban on single hull tankers carrying fuel oil and heavy oil grades. Spain has banned single hull tankers over 5,000 dwt and carrying such cargo from entering her ports as of January 1, 2003. Italy has announced that similar measures applicable to single hull tankers over 15 years of age will be implemented during the first half of 2003, and Spain, France and Portugal have prohibited single hull tankers carrying such cargoes from passing through their 200-mile economic exclusion zones since December, 2002.

The International Dry Bulk Shipping Market

     Conditions in the bulk market both in terms of capacity and demand varied considerably during 2002. The freight market remained generally depressed during the first 3 quarters, in particular for Panamax and Capesize vessels. Iron ore transports increased steadily from the beginning of the year because of China's strong expansion of steel production. Steam coal shipments were sluggish from April to the end of August, due to a substantial stock drawing by the major importers. In the grain trade, low volumes and shorter average sailing distances caused by reduced Argentinean grain exports had a negative impact on the freight market in the first 3 quarters. In the final months, a substantial increase in steam coal shipments, a revival of the grain trade and not least a continued strong increase in iron ore shipments, resulted in sharply higher freight rates for all sizes of vessels.

     Tripcharter rates, were on average, slightly lower than in 2001. Modern Capesize vessels obtained $12,800 per day compared to $13,500 in 2001. Panamax rates fell from $8,650 to $7,950 per day, while for Handymax tonnage, a drop from $8,400 to $8,000 per day occurred.

     Ship market values increased significantly during 2002. For modern tonnage the rise was about 20-25% on a year-to-year basis. The number of sales in the marketplace increased 60% compared to 2001 and the aggregate value of total sales was up 50%. Most of the increase in values took place in the first quarter 2002, but the highest sales activity was registered in the final quarter.

Customers

     The Company, through Maryville, has many long-established customer relationships, and management believes it is well regarded within the international shipping community. During the past 15 years, vessels managed by Maryville have been repeatedly chartered by subsidiaries of major oil companies, oil traders and dry bulk operators. In 2002, we derived approximately 36% of our gross revenues from three charterers namely, Coeclerici Transport Ltd., ADM Shipping Co. and Alfred C. Toepfer. Each of the aforementioned charterers contributed 12% of gross revenue in 2002.

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

     A vessel must  undergo  Annual  Surveys,  Intermediate  Surveys and Special
Surveys.  In  lieu  of a  Special  Survey,  a  vessel's  machinery  may  be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. The Company's vessels are on Special Survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry-docked every two to three years for inspection of the underwater parts of such vessel. Generally, the Company will make a decision to scrap a vessel or continue operations at the time of a vessel's fifth Special Survey.

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

     The Company maintains hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. The Company does not carry insurance covering the loss of revenue resulting from vessel off-hire time. The Company believes that its insurance coverage is adequate to protect it against most accident-related risks involved in the conduct of its business and that it maintains appropriate levels of environmental damage and pollution insurance coverage. Currently, the available amount of coverage for pollution is $1.0 billion for tankers and dry bulk carriers per vessel per incident. However, there can be no assurance that all risks are adequately insured against, that any particular claim will be paid or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates.

Organizational Structure

     We are the parent company (100% owner) of the following wholly owned subsidiaries:

    Subsidiary                   Place of Incorporation

    Maryville Maritime Inc.      Liberia (acquired March 31, 2001)
    American Investors Co.       Liberia (sold February 7, 2002)
    Point Holdings Inc. (1)      Liberia

     (1) Point Holdings Inc. is the parent company (100% owner) of five Liberian holding companies (each of which owns one vessel).

Description of Property

     We have no freehold interest in any real property. During 2001,upon the purchase of Maryville, Maryville entered into a lease agreement for the rental of office premises with an unrelated party. Operating lease payments for 2001 and 2002 were $33,000 and $49,000 respectively.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Recently Issued Accounting Standards

     There have been a number of new accounting announcements in the past year, which we have reviewed as to their relevancy to our operations and reporting.

     In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143 relates to financial accounting and reporting requirements associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The management of the Company does not believe that the adoption of this statement will have a material effect on the Company's results of operations and financial position.

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, Amendment of FASB Statement No. 13, and Technical Corrections", which is effective for fiscal years beginning after May 15, 2002. This statement requires most gains and losses from extinguishment of debt to be presented as a gain or loss from continuing operations rather than as an extraordinary item. Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations, Reporting Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" will now be used to classify those gains and losses. This Statement also amends FASB No. 13, which requires that certain capital lease modifications be treated as a sale-leaseback transaction. We do not believe the adoption of SFAS No. 145 will have a material effect on our consolidated financial statements.

     In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 replaces EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to exit an Activity (including Certain Costs Incurred in a Restructuring", and changes the timing of recognition for certain exit costs associated with restructuring activities. Under SFAS No. 146 certain exit costs would be recognized over the period in which the restructuring activities occur. Currently, exit costs are recognized when the Company commits to a restructuring plan. SFAS No. 146 is applied prospectively to exit or disposal activities initiated after December 31, 2002, though early adoption is allowed. The Company will adopt SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002. The management of the Company does not believe that the adoption of this statement will have a material effect on the Company's results of operations and financial position.

     In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other". FIN No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. The disclosure provisions of FIN No. 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are affective on a prospective basis for guarantees that are issued or modified after December 31, 2002. Adoption of FIN No. 45 is not expected to have a significant effect on our consolidated financial statements.

Critical Accounting Policies

     Our consolidated financial statements are prepared based on the accounting policies described in note 2 to our consolidated financial statements, which are included under "Item 18. Financial Statements" in this Annual Report on Form 20-F. The application of such policies may require management to make significant estimates and assumptions. We believe that the following are our more critical accounting estimates used in the preparation of our consolidated financial statements that involve a higher degree of judgment and could have a significant impact on our future consolidated results of operations and financial position:

Impairment.

     In applying the accounting policy regarding impairment in the value of assets, we need to make an estimate with respect to likely future cash flow to be generated by such assets. Our estimates are based on historical industry freight rate averages for each category of vessel taking into account the age, specifications and likely trading pattern of each vessel. Actual freight rates may be volatile and estimations may differ considerably from actual results. In the event that impairment in carrying values is required, the carrying value is written down to the fair market value as opined by independent experts. As vessel values are also volatile, the actual market value of a vessel may differ significantly from estimated values within a short period of time.

Accounting for Revenue.

     Revenues are generated from freight billings and time charter hires. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter, the revenues and associated voyage costs are recognized rateably over the duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated. Vessel operating expenses are accounted for on an accrual basis.

Accounting for Protection and Indemnity (P&I) Back Calls.

     The vessels' P&I Club insurance is subject to additional premiums referred to as back calls or supplemental calls, and are accounted for on the accrual basis. P&I Clubs, which provide insurance for accidents, pollution, crew, etc., assess their results each year and seek supplementary amounts from their members to cover any shortfall within the previous three years. Indications of likely supplementary calls, which are expressed as percentages of the known basic charge for the year, are notified to P&I Club members at various stages during the year and provide a reasonable basis for an accrual, although final actual calls for any given year may differ substantially from what is estimated.

Results of Operations

Revenues from Vessels

     Gross revenues from vessels consist primarily of (i) hire earned under time charter contracts, where charterers pay a fixed daily hire or (ii) amounts earned under voyage charter contracts, where charterers pay a fixed amount per ton of cargo carried. Gross revenues are also affected by the proportion between voyage and time charters, since voyage freights are higher than equivalent time charter hire, as they include all costs relating to a given voyage, including port expenses, canal dues and fuel (bunker) costs. Accordingly, year-to-year comparisons of gross revenues are not necessarily indicative of the Trading Fleet's performance. The time charter equivalent per vessel ("TCE"), which is defined as gross revenue per day less commissions and voyage costs provides a more accurate measure for comparison.

Equity on Earnings of an Affiliate

     The Company's equity on earnings of an affiliate represents the Company's participation interest in Torm (0%, 27.78% and 24.99% at December 31, 2002, 2001 and 2000 respectively), accounted for under the equity method. We sold the subsidiary (American Investors Co.)which held the shares in Torm in February 2002.

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

Depreciation

     Vessels' acquisition cost and subsequent improvements are depreciated on a straight-line method over an estimated economic life of 28 years (from the date of construction of each vessel). In computing vessels' depreciation the estimated salvage value is also taken into consideration.

Amortization of Dry-docking and Special Survey Costs

     Dry-docking and special surveys are carried out approximately every two and a half years and five years, respectively. Dry-docking and special surveys costs are deferred and amortized over the period through the date the next dry-docking or special survey becomes due.

Management Fees

     Management fees consist of fixed management fees per vessel per month charged by Excel Management Ltd. for managing vessels.

Results of Operations

Fiscal Year ended December 31, 2002 Compared to Fiscal Year ended December 31, 2001

Revenues from Vessels

     Gross revenues (before deduction of broker's commissions and voyage expenses) were US$15.6 million in 2002 compared to US$25.9 million in 2001 a decrease of US$10.3 million or 39.8%. This decrease was primarily attributable to a 22.4% decrease in the average fleet TCE rate from US$7,461 in 2001 to US$5,787 in 2002, which was a direct result of lower freight rates compared to 2001, plus a decrease of 26.0% in the total number of fleet operating days from 2,008 in 2001 to 1,485 in 2002 due to the sale of Alex Stream in July 2001 and of Holy Island in January 2002, which was partly offset by the purchase of Lady in October 2002.

Equity on Earnings of an Affiliate

     The Company's equity on earnings of an affiliate was $0 in 2002 compared to $11.4 million in 2001, due to the sale of the Company's participation interest in Torm (accounted for under the equity method), which was 27.78% at December 31, 2001.

Voyage Expenses

     Voyage Expenses were US$6.2 million in 2002, a decrease of US$3.5 million or 35.4% compared to US$9.7 million in 2001. This decrease was attributable to the lower realized revenues from spot charters due to lower market rates and a decrease in fleet operating days under spot charters from 1,624 days in 2001 to 1,001 days in 2002.

Vessel Operating Expenses

     Vessel Operating Expenses were US$5.4 million in 2002 compared to US$6.8 million in 2001 a decrease of US$1.4 million or 20.6%, which was a result of the sale of Alex Stream and Holy Island partially offset by the purchase of Lady. As a percentage of net revenue, operating expenses increased to 36.3% in 2002 versus 27.8% in 2001. The average daily operating expenses per vessel increased by 5.7% from US$3,411 in 2001 to US$3,605 in 2002as a result of higher crew costs and insurance premiums.

Depreciation and Amortization

     The Depreciation and amortization charge for 2002 was US$1.1 million compared to US$1.4 million in 2001. The decrease is primarily due to lower amortization of dry-docking costs. No depreciation charges were made for the vessels Lucky Lady or Holy Island as their acquisition cost approximates their estimated salvage value.

General and Administrative Expenses

     General and Administrative expenses for 2002 were US$1.5 million compared to US$1.9 million in 2001. The decrease of US$0.4 million reflects mainly the decrease in management fees charged by Excel Management Ltd. (US$ 0.6 million) partially offset by the additional administrative expenses incurred by Maryville Maritime Inc. (US$ 0.3 million).

Other Income/Expenses

     Other income was US$0.02 million in 2002, a decrease of US$1.50 million from US$1.52 in 2001. This is a result of a number of factors, the most significant being that, as a result of the sale of our subsidiary, American Investors, in early 2002, the 2001 figures include equity earnings on the affiliate of US$11.4 million and a provision for loss on sale of the subsidiary of US$9.3 million. Additionally net interest and finance costs have decreased by US$0.7 million from US$1.4 million on 2001 to US$0.7 million in 2001 as a result of both reduced borrowings and lower interest rates payable on those borrowings. The significant foreign currency gain in 2001 related to the re-denomination of a loan from Danish Kroner to US Dollars. The sale of Holy Island in 2002 resulted in a gain of US$0.6 million compared to the loss on sale of US$0.4 million in 2001 from the sale of Alex Stream.

Fiscal Year ended December 31, 2001 Compared to Fiscal Year ended December 31, 2000

Revenues from Vessels

     Gross revenues (before deduction of broker's commissions and voyage expenses) were US$25.9 million in 2001 compared to US$32.2 million in 2000 a decrease of US$6.3 million or 19.6%. This decrease was primarily attributable to a 15.4% decrease in the average fleet TCE rate from US$8,823 in 2000 to US$7,461 in 2001, which was a direct result of lower market rates compared to 2000, plus a decrease of 13.3% in the total number of fleet operating days from 2,317 in 2000 to 2,008 in 2001 due to the sale of the tanker Alex Stream.

Equity on earnings of an affiliate

     The Company's equity on earnings of an affiliate represents the Company's participation interest in Torm, 27.78% and 24.99% at December 31, 2001 and 2000 respectively accounted for under the equity method.

Voyage Expenses

     Voyage Expenses were US$9.7 million in 2001, a decrease of US$0.5 million or 4.9% compared to US$10.2 million in 2000. This decrease was attributable to the lower realized revenues due to lower market rates and a decrease in fleet operating days as a result of the sale of the tanker Alex Stream.

Vessel Operating Expenses

     Vessel Operating Expenses were US$6.8 million in 2001 compared to US$9.1 million in 2000 a decrease of US$2.3 million or 25.3%, which was a result of the sale of the tanker Alex Stream. As a percentage of net revenue, operating expenses decreased down to 27.8% in 2001 versus 29.5% in 2000. The average daily operating expenses per vessel decreased by 5.3% from US$3,600 in 2000 to US$3,411 in 2001 as a result of the sale of the Suezmax tanker Alex Stream

Depreciation and Amortization

     The Depreciation and amortization charge for 2001 was US$1.4 million compared to US$0.9 million in 2000. The increase is primarily due to higher amortization of dry-docking costs. No depreciation charges were made for the vessels Lucky Lady or Holy Island as their acquisition cost approximates their estimated salvage value.

General and Administrative Expenses

     General and Administrative expenses for 2001 were US$1.8 million compared to US$1.3 million in 2000. The increase of US$0.5 million reflects the decrease in management fees charged by Excel Management Ltd. (US$0.4 million) and the administrative expenses incurred by Maryville Maritime Inc. in 2001 (US$0.8 million).

Other Income/Expenses

     Other Expenses during 2001 totalled US$10.0 million, being the net result of US$1.4 million interest and finance costs plus the loss of US$0.4 million from the sale of Alex Stream, US$1.2 million of foreign currency gains and a provision for the loss on sale of a subsidiary of $9.3 million, compared to a total of other expenses in 2000 of US$2.4 million including a US$0.3 million gain from vessel sales and US$2.8 million in interest and financing costs.

Expected Additional Capital Commitments

     None.

Liquidity and Capital Resources

     The Company operates in a capital-intensive industry, which requires extensive investment in revenue-producing assets. The liquidity requirements of the Company relate to servicing its debt, funding investments in vessels, funding working capital and maintaining cash reserves. Net cash flow generated by operations has historically been the main source of liquidity and has been sufficient to cover all requirements. Additional sources of liquidity also include proceeds from assets sales, bank indebtedness and capital contributions.

     The Company believes that based upon current levels of operation, cash flow operations, together with other sources of funds (principally in the form of either debt or equity financing), it will have adequate liquidity to make required payments of principal and interest on the Company's debt and fund working capital requirements through January 1, 2004.

Operating Activities

     The net cash used in operating activities in 2002 totalled US$0.3 million, a decrease of US$9.8 million on the cash generated from operating activities of US$9.5 million in 2001. In 2002, the decrease in cash flow from operations was caused by several factors including a reduction in net income of $5.8 million, reductions in accounts payable of $1.1 million and $0.5 million for dry-docking costs, offset against reductions in accounts receivable and inventory of $2.6 million.

Investing Activities

     The net cash provided by Investing Activities totalled US$12.7 million in 2002, compared to a negative US$0.2 million used in 2001. The increase of approximately US$12.9 million consists mainly of the US$5.9 million paid for vessel acquisitions, plus a net cash inflow of $ 16.5 million from the sale of a subsidiary and by US$1.1 million from the sale of vessels.

Financing Activities

     The net cash used in financing activities in 2002 was $20.8 million compared to US$0.0 million in 2001. The reasons for the outflow of US$20.8 million were US$14.3 million of payments/repayments of debt, an inflow of $18.3 million from new debt, less US$24.7 million of dividends paid.

Summary of Contractual Obligations

     The following table sets out our contractual obligations as of December 31, 2002.

                                     Payments due by period
                                     ----------------------
                    Total    2003    2004    2005    2006    2007   Thereafter
                    -----    ----    ----    ----    ----    ----   ----------
Long-term debt     14,130   4,040   4,220   5,870       0       0            0
Operating leases      300      56      59      60      62      63            0
                   ------   -----   -----   -----   -----   -----       ------
                   14,430   4,096   4,479   5,930      62      63            0
                   ======   =====   =====   =====   =====   =====       ======

Off Balance Sheet Arrangements

We do not engage in off-balance sheet arrangements.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

MANAGEMENT

Executive Officers, Directors and Consultants

     The following table sets forth the name, age and position within the Company of each of its executive Directors and consultants. Consultants are appointed from time to time, are not executive officers and do not make decisions for the Company. On 30 December 2002, the Shareholders voted to amend the Company's Articles of Incorporation to eliminate the classification of the Company's Directors. Accordingly, all Directors serve for one year terms.

    Name                         Age   Position
    ------                       ---   --------

    Gabriel Panayotides          48    Chairman, President, Chief
                                       Executive Officer and Director
    George Agadakis              50    Vice President, Chief
                                       Operating Officer and Director
    Christopher J. Thomas        43    Director/Chief Financial Officer
                                       and Treasurer
    Trevor J. Williams           60    Director
    Georgina E. Sousa            53    Secretary

The Board of Directors currently consists of four persons.

Gabriel Panayotides has been President, Chief Executive Officer and a Director of the Company since October 1997 and Chairman since February 1998. He has participated in the ownership and management of ocean going vessels since 1978 and has been head of operations of Maryville since July 1983. He is also a member of the Greek Committee of Bureau Veritas, an international classification society. He holds a Bachelors degree from the Piraeus University of Economics. Mr Panayotides is a member of the Board of Directors of D/S Torm.

George Agadakis has been Vice President and a Director of the Company since November 1997. He is the Shipping Director of Maryville and was General Manager of Maryville from January 1992 to January 2001. From 1983 to 1992 he served as Insurance and Claims Manager for Maryville. He has held positions as Insurance and Claims Manager and as a consultant with three other shipping companies since 1976. He holds diplomas in shipping from the Business Centre of Athens and the London School of Foreign Trade Ltd.

Christopher J. Thomas joined the Company in September 1999 as Chief Financial Officer. Mr. Thomas was elected as director by the Board of directors'. He holds a Masters degree in Business Administration from Crawley University, England, and, prior to joining the Company from 1994, he was Financial Manager of Cardiff Marine Inc.

Trevor J. Williams has been a Director of the Company since November 1988 and has been principally engaged as President and Director of Consolidated Services Limited, a Bermuda-based firm providing management services to the shipping industry since 1985.

Georgina E. Sousa has been Secretary of the Company since February 1998. She joined the Bermuda law firm of Cos & Wilkinson in 1982 as Senior Company Secretary and served in that capacity until 1993 when she joined Consolidated Services Limited as Manager of Corporate Administration, a position she currently holds. From 1976 to 1982, Ms. Sousa was employed as Company Secretary by the Bermuda law firm of Appleby, Spurling & Kemp. She acts as Company Secretary of several private companies and of Chemgas Ltd. and Resource Financing and Investment Ltd.

Compensation of Directors and Officers

     The Company does not pay salaries or provide other direct compensation to its executive officers including those who serve as Directors of the Company. For the year ended December 31, 2002, the Company paid aggregate Directors fees and secretarial fees of US$38,449. The executive officers received aggregate compensation totalling $214,897 (including pension, taxation, medical and insurance benefits) from subsidiaries of the Company during the year ended December 31, 2002.

     No family relationships exist among any of the executive officers and Directors.

Board Practices

     All nominee  directors  that have been elected shall serve until the annual
meeting  of  Shareholders   in  2003  and  the  due  nomination,   election  and
qualification of their successors.

     The term of office for each director shall commence from the date of his election and expire on the date of the next scheduled Annual General Meeting of Shareholders. The Board does not currently have committees. Accordingly, the full Board of Directors performs the function of the Audit Committee.

Employees

     As of December 31, 2002, we employed 156 employees, consisting of 24 shore-based personnel based in Athens, Greece, and 132 seagoing employees.

Share Ownership

     The beneficial interest of our directors and officers in our Common Shares as of June 15, 2003, was as follows:

                                            Percentage of
Director or Officer     Common Shares       Shares Outstanding
-------------------     -------------       ------------------
George Agadakis *            *                      *

(*) Mr. Agadakis beneficially owns less than one percent of our Common B Shares. None of our other directors or officers own any Common Shares.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS OWNERSHIP OF THE COMPANY

     The following table sets forth, as of June 15, 2003, certain information regarding the current ownership of the Company's outstanding voting securities, the Common Shares, by each person known by the Company to be the owner of more than 5% of such securities and all the Directors and senior management as a group.

Name                         Number of Common Shares   Percent of Class
----                         -----------------------   ----------------

Argon S.A.                          5,454,620              47.37%

     Argon S.A. does not have different voting rights than other holders of Common Shares.

     As a group, the Directors and executive officers of the Company own 18,825 Common Shares or 0.16% of the Common Shares outstanding.

Related party transactions

Excel Management

     The Company's management is conducted by and through Excel Management, an affiliate of the Company. On April 30, 1998, Excel Management and the Company entered into a management agreement, pursuant to which Excel Management is paid a fee of US$13,000 per month in respect of each vessel owned by the Company in addition to an annual fee of US$50,000 for general corporate and clerical management services. Pursuant to a Sub-management Agreement, between Excel Management and Maryville, under which Excel Management procures certain technical and commercial management services for the vessels to Maryville, the later is currently paid by Excel Management a fee of $9,500 per month, per vessel under management, plus a commission for advise on chartering and purchase and sale transactions. The fees charged by Excel Management in 2000, 2001 and 2002 totalled US$1.2, US$0.8 and US$0.2 million respectively as separately reflected in the accompanying consolidated statements of income.

ITEM 8 - FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

     See Item 18.

Legal Proceedings

     There are currently no material legal proceedings, actions or claims pending against the Company. The nature of the Company's business exposes it to the risk of lawsuits for damages or penalties relating to, among other things, personal injury, property casualty and environmental contamination.

ITEM 9 - THE OFFER AND LISTING

     The primary trading market for the Common Shares is the American Stock Exchange ("AMEX"), on which the Common Shares are listed under the symbol "EXM."

     The high and low closing prices for the common shares, by year, in 1998, 1999, 2000, 2001 and 2002 were as follows:

For The Year Ended      AMEX Low (US$)           AMEX High (US$)
------------------      --------------           ---------------

December 31, 1998           2.8500                   3.1250
December 31, 1999           1.0000                   3.0000
December 31, 2000           1.3800                   2.4400
December 31, 2001           2.1900                   3.5400
December 31, 2002           1.0200                   3.5000

    The high and low closing prices for the common shares, by quarter, in 2001 and 2002 were as follows:

For The Quarter Ended   AMEX Low (US$)           AMEX High (US$)
---------------------   --------------           ---------------

March 31, 2001              2.8500                   3.1250
June 30, 2001               2.8000                   2.9000
September 30, 2001          2.8000                   3.0000
December 31, 2001           2.9500                   3.5400
March 31, 2002              3.1900                   3.2400
June 30, 2002               1.6400                   2.0000
September 30, 2002          1.6100                   1.6500
December 31, 2002           1.3100                   1.4100

The high and low closing prices for the common shares, by month, over the six months ended December 31, 2002 were as follows:

For The Six Months
Ended                   AMEX Low (US$)           AMEX High (US$)
---------------------   --------------           ---------------

July 30, 2002               1.5000                   2.0400
August 30, 2002             1.4000                   1.7400
September 30, 2002          1.5500                   2.0000
October 30, 2002            1.3300                   1.6500
November 30, 2002           1.2500                   1.5400
December 31, 2002           1.0200                   1.4500

     On December 31, 2002, the closing price of the Common Shares as quoted on the AMEX was US$1.41. At that date, there were 11,611,099 Common Shares issued and outstanding.

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

Material Contracts

     The following is a summary of our material contracts. It is qualified in its entirety by reference to the full text of the actual documents, which govern the transactions we describe.

     In June 2002 we borrowed $5.7 million for working capital purposes. This loan is secured by mortgages on the vessels owned by our subsidiaries Becalm Shipping Co. Ltd and Madlex Shipping Co. Ltd.

     In October 2002 we borrowed $5.5 million to partly finance the acquisition cost of vessel Lady and for working capital purposes. This loan is secured by mortgages on the vessels owned by our subsidiaries Tortola Shipping Co. Ltd., Storler Shipping Co. Ltd. and Centel Shipping Co. Ltd.

     In March 2002 we borrowed $4 million for general investment purposes.

Directors

     The Board of Directors of the Company consists of four (4) directors and it is unclassified. According to the amended Article SIXTH (2)(i) of the Company the Board shall consist of such number of directors, not less than three (3) and no more than nine (9), as shall be determined from time to time by the Board of Directors as provided in the By-Laws or by vote of the Shareholders. The Board may create classes of Directors any time it deems such an act appropriate, amend the Bylaws to implement the same and any vacancies created by such action may be filled by way of a majority vote of the then incumbent directors until the next succeeding Annual General Meeting of the Company's Shareholders. Shareholders may change the number of directors or the quorum requirements for meeting of the Board of Directors by the affirmative vote of the holders of Common Shares representing at least two thirds of the total number of votes which may be cast at any meeting of shareholders, as calculated pursuant to Article FIFTH of the Company entitled to vote thereon. At each Annual General Meeting of the Shareholders of the Corporation, the successors of the directors shall be elected to hold office for a term expiring as of the next succeeding Annual general Meeting.

     The Company has both common shares and Class B shares. The holders of the Common Shares are entitled to one vote per share on each matter requiring the approval of the holders of Common Shares of the Company, whether pursuant to the Articles of Incorporation of the Company, its Bylaws, the Liberian Business Corporation Act or otherwise. The holders of Class B shares are entitled to ten votes per Class B share. The Board of Directors shall have the fullest authority permitted by law to provide by resolution for any voting powers, designations, preferences and relative, participating, optional or other rights of and any qualifications, limitations or restrictions on the preferred stock of the Company.

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

Exchange Controls

     Not applicable.

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

Documents on Display

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the SEC. In addition, documents referred to in this annual report may be inspected at our headquarters at Par La Ville Place, 14 Par La Ville Road, Hamilton HM JX, Bermuda.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Foreign Currency Fluctuation

     All of the trading fleet's revenues are in U.S. dollars. Approximately 90% of the Trading Fleet's total expenses are paid in U.S. dollars, with the remaining 10% being paid in Euros. The Company does not hedge its exposure to foreign currency fluctuation. For accounting purposes, expenses incurred in Euros are translated into U.S. dollars at the exchange rate prevailing on the date of each transaction.

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

Interest Rate Fluctuation

     The shipping industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings.

     Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 1% would have decreased our net income and cash flows in the current year by approximately $0.19 million based upon our debt level at December 31, 2002. The following table sets forth our sensitivity to a 1% increase in LIBOR over the next five years on the same basis

Net difference in Earnings and Cash Flows:

Year        Amount
----        ------

2003     $0.12 million
2004     $0.08 million
2005     $0.03 million
2006     $0.00 million
2007     $0.00 million

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable

ITEM 13  - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None

ITEM 15  - CONTROLS AND PROCEDURES

     (a)  Evaluation of Disclosure Controls and Procedures.

     Within the 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in alerting them timely to material information relating to the Company required to be included in the Company's periodic SEC filings.

     (b)  Changes in Internal Controls

     There have been no significant changes in our internal controls or in other factors that could have significantly affected those controls subsequent to the date of our most recent evaluation of internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

     Although we believe our pre-existing disclosure controls and procedures and internal controls were adequate to enable us to comply with our disclosure obligations, as a result of such review we intend to implement changes, primarily to formalize and document procedures already in place. You should note that the design and operation of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Item 16.

     Not  applicable.

ITEM 17  - FINANCIAL STATEMENTS

     See  Item 18

ITEM 18 - FINANCIAL STATEMENTS

     See  pages F-1 to F-24

                                          EXCEL MARITIME CARRIERS LTD.
                                          AND SUBSIDIARIES

                                          CONSOLIDATED FINANCIAL
                                          STATEMENTS

                                          AS OF DECEMBER 31, 2001 AND 2002

                 EXCEL MARITIME CARRIERS LTD. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                       Page
                                                                       ----

Report of Ernst & Young, Independent Auditors (2002)............        F-2

Report of Arthur Andersen, Independent Auditors (2000, 2001)....        F-3

Consolidated Balance Sheets as of December 31, 2001 and 2002....        F-4

Consolidated Statements of Income for the years ended
December 31, 2000, 2001 and 2002................................        F-5

Consolidated Statements of Stockholders' Equity for the
years ended December 31, 2000, 2001, and 2002...................        F-6

Consolidated Statements of Cash Flows for the years ended
December 31, 2000, 2001 and 2002................................        F-7

Notes to Consolidated Financial Statements......................        F-8

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
Excel Maritime Carriers Ltd and Subsidiaries

We have audited the accompanying consolidated balance sheet of EXCEL MARITIME CARRIERS LTD. AND SUBSIDIARIES (the "Company"), a Liberian corporation, as of December 31, 2002, and the related consolidated statement of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2001 and 2000 and for the years then ended were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certificate Public Accountants. Those auditors expressed an unqualified opinion on those financial statements in their report dated March 26, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EXCEL MARITIME CARRIERS LTD. and its subsidiaries at December 31, 2002 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Athens, Greece,
March 31, 2003

The audit report of Arthur Andersen, our former independent public accountants, which is set forth below, is included in this Annual Report on Form 20-F for purposes of including the opinion of Arthur Andersen on our financial statements for the year ended December 31, 2001.

The audit report set forth below is a copy of the audit report dated March 26, 2002, rendered by Arthur Andersen that was included in our Annual Report on Form 20-F for 2002 filed on July 1, 2002. We are including this copy of the March 26, 2002, Arthur Andersen audit report pursuant to Rule 2-02(e) of Regulation S-X under the Securities Exchange Act of 1934. Your ability to assert claims against Arthur Andersen based on its report may be limited. This audit report has not been reissued by Arthur Andersen in connection with this filing of Form 20-F.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO:
EXCEL MARITIME CARRIERS LTD.

We have audited the accompanying consolidated balance sheets of EXCEL MARITIME CARRIERS LTD. and subsidiaries, (`Company') as of December 31, 2000 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements, as revised for the year ended December 31, 2000 (see Note
2), are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EXCEL MARITIME CARRIERS LTD. and subsidiaries as of December 31, 2000 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with United States generally accepted accounting principles.

Athens, Greece,
March 26, 2002

EXCEL MARITIME CARRIERS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2002
(Expressed in thousands of U.S. Dollars - except per share data)


ASSETS                                                                                           2001           2002
                                                                                              ----------   ----------
CURRENT ASSETS:
    Cash and cash equivalents                                                               $  10,131    $   1,728
                                                                                              ........     ........
                                                                                              ........     ........
    Restricted cash                                                                               853          221
                                                                                              ........     ........
    Accounts receivable-
      Trade                                                                                       505          490
      Loan to related party (Note 3)                                                              300            -
      Other                                                                                       105           63
                                                                                              --------     --------
                                                                                                  910          553
                                                                                              ........     ........

    Investments in affiliates, net of provision (Note 6)                                       29,598            -
    Inventories                                                                                   306          572
    Prepayments and other                                                                         110           83
                                                                                              --------     --------

          Total current assets                                                                 41,908        3,157
                                                                                              ........     ........

FIXED ASSETS:
    Vessels' cost (Notes 3, 4 and 7)                                                           13,203       18,611
    Accumulated depreciation (Note 4)                                                          (1,405)      (2,023)
                                                                                              --------     --------
          Net book value                                                                       11,798       16,588
                                                                                              --------     --------

          Total fixed assets                                                                   11,798       16,588
                                                                                              ........     ........

OTHER NON CURRENT ASSETS:

  Goodwill (Note 1)                                                                               400          400
  Deferred charges, net of amortization of $ 2,080 and $ 2,776, at
      December 31, 2001 and 2002, respectively (Note 5)                                         1,359        1,290

                                                                                              ........     ........
          Total assets                                                                      $  55,465    $  21,435
                                                                                              ========     ========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

    Current portion of long-term debt (Note 7)                                                 23,217        4,040
                                                                                              ........     ........

    Accounts payable-
      Trade                                                                                     2,575        1,316
      Other                                                                                       150          104
                                                                                              --------     --------
                                                                                                2,725        1,420
                                                                                              ........     ........

    Unearned revenue                                                                               30            -
    Accrued bank interest                                                                          29           94
    Accrued liabilities                                                                           487          342

                                                                                              --------     --------

          Total current liabilities                                                            26,488        5,896
                                                                                              ........     ........

LONG-TERM DEBT, net of current portion (Note 7)                                                     -       10,090
                                                                                              ........     ........
CONTINGENCIES (Note 9)                                                                              -            -
                                                                                              ........     ........

STOCKHOLDERS' EQUITY:
    Preferred Stock, $0.01 par value; 5,000,000 shares authorised, none issued                       -           -
    Common Stock, $0.01 par value; 49,000,000 A Class shares and 1,000,000 B
     Class shares authorised; 11,496,153 A Class shares and  114,946 B Class shares,
     issued and outstanding at December 31, 2001 and 2002, respectively (Notes 8 and 12)          116          116
    Additional paid-in capital                                                                 12,086       12,087
    Accumulated other comprehensive loss                                                       (1,502)           -
    Retained earnings/(accumulated deficit)                                                    18,542       (6,567)
                                                                                              --------     --------
                                                                                               29,242        5,636
                                                                                               ........     ........
    Less: Treasury stock (128,378 and 77,350 A Class shares and 574 B Class shares at
    December 31, 2001 and 2002, respectively (Note 8)                                            (265)        (187)
                                                                                              --------     --------
                                                                                              --------

          Total stockholders' equity                                                           28,977        5,449
                                                                                              ........     ........

          Total liabilities and stockholders' equity                                        $  55,465    $  21,435
                                                                                              ========     ========

    The accompanying notes are an integral part of these consolidated balance sheets.

    EXCEL MARITIME CARRIERS LTD. AND SUBSIDIARIES
    CONSOLIDATED STATEMENTS OF INCOME
    FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

    (Expressed in thousands of U.S. Dollars - except per share data)

                                                                                      2000         2001          2002
                                                                                ------------   ------------   -----------
   REVENUES:
    Revenue from vessels                                                      $      32,204  $      25,938  $     15,569
       Commissions                                                                   (1,544)        (1,300)         (825)
                                                                                ------------   ------------   -----------
          Revenue from vessels, net                                                  30,660         24,638        14,744
    Revenue from managing vessels (Note 1d)                                               -            584           385
                                                                                ------------   ------------   -----------

          Revenue from operations                                                    30,660         25,222        15,129
                                                                                ............   ............   ...........

    EXPENSES:
       Voyage expenses                                                               10,215          9,656         6,151
       Vessel operating expenses (Note 11)                                            9,058          6,849         5,354
       Depreciation and amortization (Notes 4 and 5)                                    932          1,419         1,080
    General and administrative expenses
       Management fees (Notes 1 and 3)                                                1,181            788           225
       Management company's administrative expenses (Note 1)                              -            815         1,146
       Other                                                                            166            277           104
                                                                                ------------   ------------   -----------
                                                                                     21,552         19,804        14,060
                                                                                ------------   -----------   ------------
       Income from operations                                                         9,108          5,418         1,069
                                                                                ............   ............   ...........

    OTHER INCOME (EXPENSES):
       Equity on earnings of an affiliate (Note 6)                                    3,300         11,440             -
       Provision for loss on sale of subsidiary (Note 6)                                  -         (9,300)            -
       Gain from sale of subsidiary (Notes 1c and 6)                                      -              -           108
       Interest and finance costs (Notes 5 and 7)                                    (3,315)        (1,799)         (728)
       Interest income                                                                  489            377            59
       Foreign currency (losses) gains                                                   25          1,165           (44)
       Gain (Loss) on sale of vessels (Notes 4 and 10)                                  289           (423)          569
       Other, net                                                                       162             55            56
                                                                                ------------   ------------   -----------
       Total other income (expenses), net                                               950          1,515            20
                                                                                ............   ............   ...........

    Net Income                                                                $      10,058  $       6,933  $      1,089
                                                                                ============   ============   ===========

    Earnings per share, basic and diluted (Note 12)                           $        0.87  $        0.60  $       0.09

                                                                                ============   ============   ===========
    Weighted average numbers of shares, basic and diluted                        11,611,099     11,514,950    11,550,984
                                                                                ===========    ============   ===========

    The accompanying notes are an integral part of these consolidated statements.

EXCEL MARITIME CARRIERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Expressed in thousands of U.S. Dollars - except per share data)


                                                               Capital Stock                      Retained     Accumulated
                                                               -------------          Additional  Earnings     Other
                                              Comprehensive Class A  Class B          Paid-in    (Accumulated  Comprehensive
                                                 Income     Shares   Shares    Total  Capital     Deficit)     Income         Total
                                              ------------- ------- --------- ------- --------  ----------    -------------  ------
BALANCE, December 31, 1999                                     115      1      116    12,086       1,551            -        13,753

- 2000 net income                                  10,058       -       -        -         -      10,058            -        10,058
- Currency translation adjustments                     20       -       -        -         -           -           20            20
                                                   -------
- Comprehensive Income                             10,078
                                                   ======= ------- -------  ------- ---------  ---------      --------    ---------

BALANCE, December 31, 2000 (as revised)                        115      1      116    12,086      11,609           20        23,831

- 2001 net income                                   6,933       -       -        -         -       6,933            -         6,933
- Currency translation adjustments                 (1,522)      -       -        -         -           -       (1,522)       (1,522)
                                                   -------
- Comprehensive Income                              5,411
                                                   ======= -------- -------  ------- ---------  ---------      --------   ----------

BALANCE, December 31, 2001                                     115      1      116    12,086      18,542       (1,502)       29,242

- Cumulative translation adjustments relating to   (1,502)      -       -        -         -      (1,502)       1,502             -
   subsidiary disposed of
- Dividends paid ($ 2.15 per share)                      -      -       -        -         -     (24,696)           -       (24,696)
- Sale of treasury stock                                 -      -       -        -         1           -            -             1
- 2002 net income                                   1,089       -       -        -         -       1,089            -         1,089
                                                   -------
- Comprehensive Income                               (413)
                                                   ======= -------- -------  ------- ---------  ---------      --------   ---------
BALANCE, December 31, 2002                                     115      1      116    12,087      (6,567)           -         5,636
                                                           ======== =======  ======= =========  =========      ========   =========

The accompanying notes are an integral part of these consolidated statements.

    EXCEL MARITIME CARRIERS LTD. AND SUBSIDIARIES
    CONSOLIDATED STATEMENTS OF CASH FLOWS
    FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
    (Expressed in thousands of U.S. Dollars)
                                                                               2000            2001           2002
                                                                            ------------   -----------  ------------
    Cash Flows from Operating Activities:
      Net income                                                                 10,058         6,933         1,089
      Adjustments to reconcile net income to net cash
         provided by operating activities:
         Undistributed earnings of an affiliate                                  (3,300)      (10,288)            0
         Provision for loss on sale of subsidiary                                     0         9,300             0
         Depreciation and amortization                                            2,020         1,561         1,314
         (Gain) Loss on sale of vessels                                            (289)          423          (569)
         Interest expense                                                         2,177         1,633           449
         Interest income                                                           (489)         (377)          (59)

      (Increase) Decrease in:
         Accounts receivable                                                       (382)        1,962            57
         Inventories                                                                (32)          478          (266)
         Management company                                                        (334)          268             0
         Prepayments and other                                                     (193)          244            25
      Increase (Decrease) in:
         Accounts payable                                                           545          (223)       (1,305)
         Accrued liabilities                                                       (267)           39          (145)
         Unearned revenue                                                            38          (111)          (30)
      Payments for dry docking and special survey costs                          (1,773)            0          (497)
      Interest paid                                                              (1,575)       (2,302)         (382)
                                                                            ------------   -----------  ------------
    Net Cash (used in) provided by Operating Activities                           6,204         9,540          (319)
                                                                            ............   ...........  ............

    Cash Flows from Investing Activities:
         Vessel acquisitions and/or improvements                                      0             0        (5,934)
         Proceeds from sale of vessels, net                                         992         4,068         1,096
         Proceeds from sale of subsidiary                                             0             0        21,200
         Disposal of subsidiary, net of cash disposed of                              0             0        (4,666)
         Payment for investments in affiliates                                  (23,461)       (3,351)            0
         Goodwill on acquisition of Maryville                                         0          (400)            0
         Loan to a related party                                                      0          (300)          300
         Decrease (increase) in restricted cash                                    (203)         (650)          632
         Interest received                                                          465           401            59
                                                                            ------------   -----------  ------------
    Net Cash provided by (used in) Investing Activities                         (22,207)         (232)       12,687
                                                                            ............   ...........  ............

    Cash Flows from Financing Activities:
         Net change in short-term borrowings                                        (84)            0             0
         Proceeds from long-term debt                                            52,505        14,199        18,289
         Repayment of sellers loan                                               (2,800)            0             0
         Payment of long-term debt                                                    0       (13,242)       (4,159)
         Payment of sellers credit                                               (1,500)         (500)            0
         Repayment of long-term debt                                            (35,695)            0       (10,154)
         Dividends paid                                                               0             0       (24,696)
         Treasury stock                                                               0          (265)           78
         Gain on sale of treasury stock                                               0             0             1
         Financing costs                                                         (1,305)         (185)         (130)
                                                                            ------------   -----------  ------------
    Net Cash (used in) provided by Financing Activities                          11,121             7       (20,771)
                                                                            ............   ...........  ............

    Net (decrease) increase  in cash and cash equivalents                        (4,882)        9,315        (8,403)
    Cash and cash equivalents at beginning of year                                5,698           816        10,131
                                                                            ------------   -----------  ------------

    Cash and cash equivalents at end of year                                        816        10,131         1,728
                                                                            ============   ===========  ============

    The accompanying notes are an integral part of these consolidated statements.


EXCEL MARITIME CARRIERS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2002

(Expressed in thousands of United States Dollars - except per share data, unless otherwise stated)

1.   BASIS OF PRESENTATION AND GENERAL INFORMATION:

     The accompanying consolidated financial statements include the accounts of Excel Maritime Carriers Ltd. (the "Company") and its wholly owned subsidiaries Maryville Maritime Inc., a Liberian Corporation acquired on March 31, 2001, American Investors Co. a Liberian Corporation incorporated on March 2, 2000 (sold in February 2002 - Note 6), and Point Holdings Ltd., a Liberian Corporation incorporated on February 17, 1998, owner of the following ship-owning companies (all registered in Cyprus with the exception of Fiorela Navigation Ltd. which is registered in Malta):

     (a) Ship-owning companies with vessels in operation at December 31, 2002:

                                         Vessel's                                  Vessel
           Owning Company                 Name               DWT         LWT      Acquired on
           --------------                 ------             ---         ---      -----------
     1. Becalm Shipping Co. Ltd.        Fighting Lady        141,103      21,161  May 28, 1999
     2. Tortola Shipping Co. Ltd.       Lucky Lady            27,422       6,357  May 13, 1999
     3. Storler Shipping Co. Ltd.       Petalis               35,982       8,400  April 23, 1999
     4. Madlex Shipping Co. Ltd         Almar I              107,140      18,051  June 4, 1999
     5. Centel Shipping Co. Ltd         Lady                  41,090       7,626  October 31, 2002
                                                             -------      ------
                                                             352,737      61,595
                                                             =======      ======

     (b)  Ship-owning companies with vessels sold:

                                                                      Vessel
                                                            -------------------------
                                     Vessel's
              Owning Company          Name         DWT      Acquired on       Sold on
              --------------         --------      ---      -----------       -------
     6. Arotra  Marine Co. Ltd.     Holy Island   24,525  June 16, 1999   January 3, 2002
     7. Fiorela  Navigation  Ltd.   Alex Stream  140,437  March 11, 1999  July 2, 2001
     8. Acon  Shipping Co. Ltd.     Evan          26,499  April 6, 1999   November 2, 2000

     The vessels Fighting Lady and Lucky Lady were acquired through Memoranda of Agreement concluded between the vessels previous owners and the newly established 100% subsidiaries of Point Holdings Ltd. (Becalm Shipping Co. Ltd. and Tortola Shipping Co. Ltd.).

     At December 31, 2002 all vessels in operation (bulk carriers) were flying the Cyprus flag.

     (c) American Investors Co.: During 2000 the Company, through its wholly owned subsidiary American Investors Co., acquired the 24.99% of the issued shares of A/S Dampshkibsselskabet Torm ("Torm"), a Danish shipowning and operating company, through the Copenhagen Stock Exchange, where Torm is listed. During 2001 the company increased its interest to 27.78%. On February 7, 2002 American Investors was sold to a Liberian corporation. The purchaser acquired the total of the issued and outstanding capital stock consisting of 500 shares for a total consideration of $ 21,200. Such consideration was less than the American Investors' book value by approximately $ 9,300, for which a provision was accounted for in the accompanying 2001 consolidated financial statements.

     (d) Maryville Maritime Inc.: On March 31, 2001 the Company acquired the shares of Maryville Maritime Inc., ("Maryville") a ship management company established under the laws of Liberia on August 9, 1983. The Company accounted for the acquisition under the purchase method of accounting. The consideration totaled $ 630, of which $ 400 was the net purchase price and $ 230 was the value for the cash, securities etc., The $ 400 is goodwill arising on the acquisition and is reflected separately in the accompanying consolidated balance sheets.

          In addition, Maryville provides shipping services to non-Company vessels at a fixed monthly fee per vessel plus a commission of 1.25% on certain freight and hires collected. Such fees for 2001 and 2002 totaled $ 584 and $ 385 respectively and are separately reflected in the accompanying consolidated statements of income. The fees charged by Maryville for the management of the Company's fleet (under a subcontract with Excel Management Ltd. - Note 3), are eliminated for consolidation purposes, whereas its general and administrative expenses are disclosed separately in the accompanying consolidated statements of income.

     Gross revenues for 2000, 2001 and 2002 include revenues deriving from charter agreements with significant charterers, as follows (in percentages of total gross revenues):

              Charterer                       2000       2001        2002
              ---------                       ----       ----        ----
              ILVA                            14%         14%         -
              Coeclerici Transport Ltd.        -           -         12%
              ADM Shipping Co.                 -           -         12%
              Alfred C. Toepfer                -           -         12%

2.   SIGNIFICANT ACCOUNTING POLICIES:

     (a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include in each of the three years in the period ended December 31, 2002, the accounts of
          Excel Maritime Carriers Ltd. and its wholly-owned subsidiaries referred to in Note 1 above.

     (b) Use of Estimates: The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c) Foreign Currency Translation - Other Comprehensive income: The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets, which utilize the U.S. Dollar as the functional currency. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the current exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income.

          The functional currency of A/S Dampshkibsselskabet Torm ("Torm") the affiliate in which the Company had a participation interest of 27.78% is the Danish Kroner. In applying the equity method of accounting, the accounts of Torm were translated into U.S. dollars using the current rate method. Cumulative translation gains and losses are reported as cumulative translation adjustment in "Accumulated Other Comprehensive Income", a separate component of shareholders' equity. Transaction gains or losses are reported in the consolidated statements of operations.

     (d) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturities of three months or less to be cash equivalents. Restricted cash relates to deposits with a bank, which are used to pay the current loan installments. The funds can only be used for the purposes of loan repayment.

     (e) Accounts Receivable - Trade: The amount shown as Accounts Receivable - Trade at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts, as required.

     (f) Insurance Claims: Insurance claims included in Accounts Receivable - Other, at each balance sheet date, consist of claims submitted and/or claims being in the process of compilation or submission (claims pending). They are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management's expectations as to their collection dates.

     (g) Inventories: Inventories consist mainly of bunkers and lubricants and are stated at the lower of cost or market value. The cost is determined by the first-in, first-out method.

     (h) Vessels Cost: Vessels are stated at cost, which consists of the original purchase price and any material expenses incurred upon acquisition. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessel, otherwise these are charged to expenses as incurred.

     (i) Impairment of Long-Lived Assets: Management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating the carrying values of long-lived assets, management reviews valuations performed by independent marine valuers and compares this to the vessels carrying value. Should the valuation suggest potential impairment, management determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel carrying value. In the event that impairment occurs, a charge is recorded by comparing the asset's carrying value to the estimated fair value. The review of the carrying amount for each of the Company's vessels, as of December 31, 2002 indicated that no impairment loss should be recognized.

     (j) Vessels Depreciation: The cost of the Company's vessels is depreciated on a straight-line basis over their estimated useful lives
          (twenty-eight years for bulk vessels and thirty years for tanker vessels). In computing vessels' depreciation, the estimated salvage value of the vessel is also taken into consideration.

     (k) Accounting for Investments: The Company's investments in unconsolidated (20% - 50%) companies over which the Company exercises significant influence are accounted for using the equity method. Under this method the investment is carried at cost, plus or minus the Company's equity in all increases and decreases in the investee's net assets after the date of acquisition.

     (l) Accounting for Dry-docking and Special Survey Costs: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are deferred and are amortized over the period through the date the next dry-docking or special survey becomes due. Unamortized costs upon the event of a vessel sale are included in the gain or loss on sale of that vessel (Note 10).

     (m) Loan Fees: Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized over the loans' respective repayment periods. Fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made.

     (n) Accounting for P&I Back Calls: The vessels' Protection and Indemnity (P&I) Club insurance is subject to additional premiums referred to as back calls or supplemental calls, and are accounted for on the accruals basis.

     (o) Pension and Retirement Benefit Obligations - Crew: The ship-owning companies included in the consolidation, employ the crew on board, under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post retirement benefits.

     (p) Accounting for Revenue and Expenses: Revenues are generated from freight billings and time charters. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized rateably over the duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated. Vessel operating expenses are accounted for on the accrual basis. Unearned revenue represents revenue applicable to periods after December 31 of each year.

     (q) Repairs and Maintenance: All repair and maintenance expenses, including major overhauling and underwater inspection expenses are charged against income in the year incurred. Such costs, totaled $ 2,298, $ 1,390 and $ 1,207, for 2000, 2001 and 2002, respectively and are included in vessel operating expenses in the accompanying consolidated statements of income.

     (r) Collective Bargaining Agreements: Substantially all ship crewmembers are subject to collective bargaining agreements. Such agreements usually expire within one year; however, management believes there will be a continuation of acceptable labor relationships.

     (s) Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. There were no dilutive securities outstanding during the years presented.

     (t) Segmental Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, review operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

     (u) Goodwill: Goodwill is the excess of the purchase price over the fair value of net identifiable assets acquired in business combinations accounted for as a purchase. With the adoption of SFAS No. 142 for the financial statements for the year ended December 31, 2001, no adjustment was required to previously recorded amounts. The Company does not amortize goodwill and instead tests it for impairment at least annually. The goodwill impairment test is a two-step process that requires goodwill to be allocated to reporting units. In the first step, the fair value of the reporting unit is compared to the carrying value of the reporting unit, including goodwill. If the fair value of the reporting unit is less than the carrying value of the reporting unit, goodwill impairment may exist, and the second step of the test is performed. In the second step, the implied fair value of the goodwill is compared to the carrying value of the goodwill and an impairment loss is recognized to the extent that the carrying value of the goodwill exceeds its implied fair value. The Company has completed the first step of the goodwill impairment test. Since the carrying value of the Company's reporting unit did not exceed its fair value, no goodwill impairment charges arose upon the adoption of SFAS No.
          142. An impairment assessment was also conducted at 31 December 2002, no impairment was indicated.

     (v) Derivative Financial Instruments: SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 as amended by SFAS No. 138, is effective for fiscal years beginning after June 15, 2000 and cannot be applied retroactively. During fiscal years 2000, 2001 and 2002, the Company did not engage in any transaction with derivative instruments or have any hedging activities.

     (w)  Recently Issued Accounting Standards:

          In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143 relates to financial accounting and reporting requirements associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The management of the Company does not believe that the adoption of this statement will have a material effect on the Company's results of operations and financial position.

          SFAS No. 145, In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, Amendment of FASB Statement No. 13, and Technical Corrections", which is effective for fiscal years beginning after May 15, 2002. This statement requires most gains and losses from extinguishment of debt to be presented as a gain or loss from continuing operations rather than as an extraordinary item. Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations, Reporting Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" will now be used to classify those gains and losses. This Statement also amends FASB No. 13, which requires that certain capital lease modifications be treated as a sale-leaseback transaction. As of 2002, the Company adopted SFAS No. 145 with respect to the presentation of gains or losses from continuing operations rather than as an extraordinary item. The adoption of SFAS No. 145 had no effect on the Company's consolidated financial statements.

          SFAS No. 146, In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 replaces EITF Issue No. 94-3, "Liability Recognition for Certain
          Employee Termination Benefits and Other Costs to exit an Activity (including Certain Costs Incurred in a Restructuring", and changes the timing of recognition for certain exit costs associated with restructuring activities. Under SFAS No. 146 certain exit costs would be recognized over the period in which the restructuring activities occur. Currently, exit costs are recognized when the Company commits to a restructuring plan. SFAS No. 146 is applied prospectively to exit or disposal activities initiated after December 31, 2002, though early adoption is allowed. The Company will adopt SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002. The management of the Company does not believe that the adoption of this statement will have a material effect on the Company's results of operations and financial position.

          FIN 45, In November 2002, the FASB issued FASB interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. The disclosure provisions of FIN 45 are effective for financial statements of interim and annual periods that end after December 15, 2002 and, as required by the interpretation, the Company has adopted the disclosure requirements for the year ended December 31, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. Adoption of FIN No. 45 is not expected to have a significant effect on the Company's consolidated financial statements.

     (x) Revision of Previously Issued Financial Statements: The Company revised the financial statements previously issued for the year ended December 31, 2000 to adjust the "Equity on Earnings of an Affiliate" in order to more accurately reflect such income, as the affiliate (Note 6) prepared, for the first time, financial statements in conformity with accounting principles generally accepted in the United States during the last quarter of the year ended December 31, 2001. The effect of the revision was (a) to decrease "Equity on Earnings of an Affiliate" by $ 5,117 and net income for the year ended December 31, 2000 by an equal amount and (b) to decrease " accumulated other comprehensive income" included in stockholders' equity as of December 31, 2000 by $ 291. The effect of the above revision on earnings per share for the year ended December 31, 2000 was $ (0.44) per share.

     (y) Reclassifications of Prior Year Balances: Certain reclassifications have been made to the 2000 and 2001 consolidated financial statements to conform to the presentation in the 2002 consolidated financial statements.

3.   TRANSACTIONS WITH RELATED PARTIES:

     The operations of the vessels (see Note 1a) are managed by Excel Management Ltd., an affiliated Liberian corporation formed on January 13, 1998, which provides the Company vessels with a wide range of shipping services, such as technical support and maintenance, supervision of new buildings, insurance consulting, chartering, financial and accounting services all provided at a fixed monthly fee per vessel. Certain of the services provided by Excel Management are subcontracted to Maryville. The fees charged by Excel Management Ltd. (Note 1) in 2000, 2001 and 2002 totaled $ 1,181, $ 788 and $ 225 respectively and are separately reflected in the accompanying consolidated statements of income.

     On October 31, 2001 Fiorella Navigation Ltd. (vessel Alex Stream) provided an unsecured loan facility of $ 300 to Rustica Shipping Ltd. (`Rustica') a related party holding a vessel under common technical management, for working capital purposes. On January 22, 2002 Rustica repaid the outstanding loan in full.

4.   VESSELS:

     The amounts in the accompanying consolidated financial statements are analyzed as follows:

                                                                       Accumulated
                                                         Cost         Depreciation      Net Book Value
                                                  ------------------ ----------------   ---------------
           Vessels'       Year       Year of
             Name         Built    acquisition      2001      2002     2001     2002      2001    2002
       ------------------ -----    -------------  --------- -------- -------  -------   ------- -------
       Fighting Lady      1983     May 1999          7,526     7,526   1,024    1,420     6,502   6,106
       Lucky Lady         1975     May 1999            763       763       -        -       763     763
       Petalis            1975     April 1999        1,068     1,068      34       47     1,034   1,021
       Almar I            1979     June 1999         3,320     3,320     347      481     2,973   2,839
       Holy Island        1977     June 1999           526         -       -        -       526       -
       Lady               1985     October 2002          -     5,934       -       75         -   5,859
                                                  --------- -------- -------  -------   ------- -------
                                                    13,203    18,611   1,405    2,023    11,798  16,588
                                                  ========= ======== =======  =======   ======= =======

     The vessel Evan, which was acquired on April 6, 1999 for $ 703, was sold on November 2, 2000, at a gain of $ 289 (Note 10).

     The vessel Alex Stream, which was acquired on March 11, 1999 for $ 5,000, was sold on July 2, 2001, at a loss of $ 423 (Note 10).

     The vessel Holy Island, which was acquired on June 16, 1999 for $ 526 (at a cost approximating her estimated salvage value), was sold on January 3, 2002, at a gain of $ 569 (Note 10). The outstanding balance, as of the date of sale ($ 653), of the loan obtained for the acquisition of the vessel was repaid in full (Note 7a).

     On October 31, 2002 based on the  Memorandum of Agreement  dated  September
     27,  2002,   the  Company   acquired  the   second-hand   vessel  Lady  for
     consideration of $ 5,934.

     Cost of vessels at December 31, 2001 and 2002 includes capitalized amounts of $ 161 and $ 191 respectively. There is no capitalized interest.

     No depreciation is charged for vessel Lucky Lady as her acquisition cost approximates her estimated salvage value. Depreciation for 2000, 2001 and 2002 totaled $ 787, $ 667 and $ 618, respectively, and is included in depreciation and amortization in the accompanying consolidated statements of income.

5.   DEFERRED CHARGES:

     The unamortized amounts included in the accompanying consolidated balance sheets are analyzed as follows:

                                                                 Dry-docking and       Financing
                                                                 Special Survey          Costs           Total
                                                                ------------------     -----------    ------------
     Balance, December 31, 2000                                       1,896               224            2,120
     - Additions                                                        -                 185             185
     - Amortization for the year                                      (752)              (142)           (894)
     - Write-offs due to sale of vessel (Note 10)                       -                 (52)           (52)
                                                                ------------------     -----------    ------------
     Balance, December 31, 2001                                       1,144               215            1,359
                                                                ------------------     -----------    ------------
     - Additions                                                       735                130             865
     - Cost  adjustment  resulting from discount  concluded in        (238)                -             (238)
     2002
     - Amortization for the year                                      (462)              (172)           (634)
     - Write-offs due to sale of subsidiary (Note 6)                    -                 (62)           (62)
                                                                ------------------     -----------    ------------
     Balance, December 31, 2002                                       1,179               111            1,290
                                                                ==================     ===========    ============

     In 2000 vessels Lucky Lady and Petalis underwent their scheduled survey works. The final cost of these works was in dispute. During 2002 both the yard and the ship-owning companies reached a final settlement, resulting in a discount of $ 238 noted above.

     The amortization of financing costs relating to the bank loans discussed in
     Note 7 below is included in interest and finance costs in the accompanying statements of income.

6.   INVESTMENTS:

     On February 7, 2002 the Company disposed of its subsidiary, American Investors Co. to a Liberian Corporation (Note 1c). The results of American Investors Co. until the date of disposal have been included in the accompanying 2002 consolidated income statement.

     Net assets disposed of:

     Cash                                                          4,558
     Investments, net of provision for loss on sale               29,598
     Long term loan                                             (13,064)
                                                            -------------
     Net assets                                                   21,092
     Less Consideration received in cash                          21,200
                                                            -------------
     Gain on sale of subsidiary                                      108
                                                            =============

     American Investors Co. incurred a loss of $ 134 for the period from January 1, 2002 to its date of disposal. American Investors Co. paid no income tax for the period nor is there any tax expense relating to the disposal.

     On March 21, 2002 the Company paid cash dividends of $ 24,696 ($ 2.15 per share), the payment of which was covered by the proceeds of the sale of American Investors Co. and the balance from Company's cash resources.

     From April 25, 2000 up to May 23, 2000, the Company, through its wholly owned subsidiary American Investors Co. (established under the laws of Liberia on March 2, 2000), acquired the 24.99% (454,800 shares) of the issued shares of Torm for a total consideration of $ 23,461 (at an average price per share of Danish Kroner 405.13) through the Copenhagen Stock Exchange, where Torm is listed. The Company's investment in Torm (participation interest of 27.78%) was accounted for under the equity method. The cash consideration was financed through a mortgaged bank loan concluded on April 24, 2000 (Note 7), that was fully repaid in November 2000. The Company's president is also one of the seven members of the Board of Directors of Torm.

     At the ordinary General Meeting on April 5, 2001 in Torm, it was decided to change the denomination of their shares to DKK 10 from DKK 100.
     Consequently shareholders were given 10 shares of DKK 10 for each former share of DKK 100 and 5 shares of DKK 10 for each former share of DKK 50.

     During 2001 the Company increased its interest to 27.78% (5,055,300 shares after the denomination). During 2001 the Company received dividends of DKK 9,7 million ($ 1,152). At December 31, 2001 the quoted market price for Torm shares was DKK 45.97 per share (DKK 573.20 per share, as of December 31, 2000 prior to the aforementioned denomination). Accordingly, the aggregate value of the investment in Torm shares based on the quoted market price per share at December 31, 2000 and 2001 was DKK 260,691,360 ($ 32,957) and DKK 232,392,141 ($ 27,633), respectively.

     A summary of the Torm's audited balance sheets and statements of income translated, for convenience purposes, to USD at December 31, 2000 and 2001 and for the years then ended (as reported under Danish GAAP), is set forth below (in thousand of US Dollars). The exchange rates used to convert the financial statements from Danish Kroner to US Dollars were 7.91 and 8.41 for 2000 and 2001 respectively.

     Balance Sheet                                     2000            2001
     -------------                                 ------------  ---------------

     Current Assets                                    162,893          157,010
     Vessels net book/vessels under construction       241,145          228,791
     Other fixed assets                                  6,737           13,571
                                                   ------------  ---------------
     Total assets                                      410,775          399,372
                                                   ============  ===============
     Share capital and reserves                         26,523           29,037
     Retained profit                                   109,891          136,517
                                                   ------------  ---------------
     Shareholders' Equity                              136,414          165,554
     Provisions                                         34,587           51,675
     Long-term debt                                    153,658          111,736
     Current Liabilities                                86,116          70,407`
                                                   ------------  ---------------
     Total liabilities and shareholders' equity        410,775          399,372
                                                   ============  ===============

     Statement of Income                               2000            2001
     -------------------                           ------------  ---------------

     Net earnings from shipping activities              68,833           85,546
     Profit before depreciation                         83,307           86,932
     Profit before financial items                      60,965           73,008
     Profit before tax                                  42,837           63,870
     Profit for the year                                31,091           44,709

     The following reconciliation table summarizes the significant adjustments to income and shareholders' equity for 2001 and 2000 that were applied to the financial statements prepared under Danish GAAP in order to comply with US GAAP (in thousand of US Dollars):

                                                       Net Income                Shareholders' Equity
                                                -------------------------    -----------------------------
                                                   2000           2001           2000             2001
                                                -----------     ---------    -------------     -----------
     Profit/shareholders' equity as reported        31,091        44,709          136,414         165,554
     under Danish GAAP (restated)
     Capital leases                                   (67)           388          (3,319)         (2,735)
     Sales leaseback transactions                 (17,240)         2,782         (17,240)        (13,433)
     Swap transaction of vessels                         -       (1,252)                -         (1,252)
     Provision for repair and capitalization
     of docking costs                                (465)       (1,288)          (2,232)         (3,387)
     Treasury Stock                                      -         1,526                -         (4,598)
     Stock Option/Stock Grant                            -            83                -               -
     Dividends                                           -             -            4,602           8,656
     Unrealized losses on marketable               (1,226)           591                -               -
     securities
     Foreign currency translation                  (4,009)           356            2,097           2,315
     Foreign currency contracts                    (1,591)       (4,060)               30         (3,569)
     SFAS 133 - continuing impact                        -       (1,672)                -         (1,672)
     SFAS 133 - release from OCI                         -           918                -               -
     Tax effect of US GAAP Adjustments               7,380           489            8,643           8,618
                                                -----------     ---------    -------------     -----------
                                                    13,873        43,570          128,995         154,497
                                                -----------     ---------    -------------     -----------
     SFAS 133 - transition adjustment, net of            -             -                -             575
     tax effect of 2,072
                                                -----------     ---------    -------------     -----------
     Net income/shareholders' equity in             13,873        43,570          128,995         155,072
     accordance with US GAAP                    ===========     =========    =============     ===========

7.   LONG - TERM DEBT:

     The amounts in the accompanying consolidated balance sheets are analyzed as follows:

          Borrower(s)                                                               2001           2002
          -----------                                                               ----           ----
     (a)  Arotra  Marine  Co.  Ltd.,   Becalm  Shipping  Co.  Ltd.,  Madlex
          Shipping Co. Ltd.,  Tortola  Shipping Co. Ltd.,  Storler Shipping
           Co. Ltd.                                                                  10,154             -
     (b)  American Investors Co.                                                     13,063             -
     (c)  Becalm Shipping Co. Ltd., Madlex Shipping Co. Ltd.                              -         5,130
     (d)  Centel  Shipping Co.  Ltd.,  Tortola  Shipping Co. Ltd.,  Storler
          Shipping Co. Ltd.                                                               -         5,500
     (e)  Excel Maritime Carriers                                                         -         3,500
                                                                                 -----------    ----------
          Total                                                                      23,217        14,130
          Less- current portion                                                     (23,217)       (4,040)
                                                                                 -----------    ----------
          Long-term portion                                                               -        10,090
                                                                                 ===========    ==========

     (a) In November 2000, the Company obtained a loan of $ 12,410 for working capital purposes. The loan interest was based on LIBOR plus a spread. During 2001, the Company paid four installments of $ 564 each, in compliance with the terms of the loan agreement and the outstanding balance of the loan at December 31, 2001, totaled $ 10,154. Following the vessel's sale on January 3, 2002 (Note 4), an additional amount of $ 653 was paid. In February 2002 the Company paid an installment of $ 352 and in March 2002, repaid in full the outstanding loan amount of $ 9,149. The interest rate, at December 31, 2001 was 3.92%, whereas the average interest rates for the year ended December 31, 2001 and for the period from January 1, 2002 to the repayment date were 6.33% and 3.84% respectively.

     (b) On January 18, 2001 the Company obtained a bank loan of Danish Kroner 125 million to refinance the bank loan acquisition of the holding of 454,800 shares in Torm. The loan interest was based on CIBOR plus a margin. On July 19, 2001 the loan was re-denominated from DKK to USD at a rate of 8.80305 equating to an equivalent $ 14,199. From the re-denomination of loan the Company realized an exchange gain of $ 1,524, which was included in foreign currency gains (losses) in the accompanying 2001 consolidated statement of income. In September 2001, the Company paid $ 1,136 in compliance with the terms of the loan agreement. As a security, the Company had pledged the shares in favor of the lending bank. The interest rate at December 31, 2001 was 3.42%. The average interest rates in DKK and USD for the period from January 18, 2001 to July 19, 2001 and for the period from July 19, 2001 to year-end were 6.77% and 4.53% respectively. At December 31, 2001 the outstanding loan amount totaled $ 13,063. On February 7, 2002 the company holding the investment in Torm was sold (Notes 1 and 6) and all loan liabilities were transferred to the Purchaser. The average interest rate for the period from January 1, 2002 and up to the date of sale was 3.33%.

     (c)  On June 4,  2002  the  Company  obtained  a bank  loan of $ 5,700  for working capital purposes. During 2002 the Company paid two installments of $ 285 each, in compliance with the terms of the loan agreement and the outstanding balance of the loan at December 31, 2002 is repayable in eleven equal consecutive quarterly installments of $ 285 each through September 2005 one final installment of $ 295 in December 2005 and a balloon payment of $ 1,700 payable together with the last installment. The loan interest is based on LIBOR plus a spread. The interest rate at December 31, 2002 was 3.44%. The average interest rate for the period from June 4, 2002 to December 31, 2002 was 3.75%. In March 2003 the Company paid an installment of $ 285 in compliance with the terms of the loan agreement.

     (d) On October 24, 2002 the Company obtained a bank loan of $ 5,500 to partially finance the acquisition cost of vessel Lady and for working capital purposes. The balance of the loan is repayable in six consecutive quarterly installments of $ 330, six consecutive quarterly installments of $ 250 through October 2005 and a balloon payment of $ 2,020 payable together with the last installment. The loan interest is based on LIBOR plus a spread. The interest rate at December 31, 2002 was 3.42%. The average interest rate for the period from October 24, 2002 to December 31, 2002 was 3.60%. In January 2003 the Company paid an installment of $ 330 in compliance with the terms of the loan agreement.

     (e) On March 18 and 19, 2002 the Company obtained two unsecured loans of $ 7,089 for general investment purposes. During 2002 the Company repaid, in full, the loan obtained on March 19, 2002 totaling $ 3,070 and an additional amount of $ 519 relating to the first loan. The outstanding loan balance at December 31, 2002 is payable in 2003 ($ 1,580) and in 2004 ($ 1,920) according to the loan agreement, as amended. The interest rate at December 31, 2002 was 3.90%. The average interest rate for the period from March 18, 2002 to December 31, 2002 was 4.41%.

     The loans outstanding at December 31, 2002, are secured as follows:

          o    First priority mortgage over the Company's vessels.
          o    Assignments of earnings and insurances of the mortgaged vessels;
          o    Corporate guarantee.

     The loan agreements among others include covenants requiring the borrowers to obtain the lenders' prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends, pay shareholders' loans, sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the borrowers to maintain a minimum hull value in connection with the vessels' outstanding loans, insurance coverage of the vessels against all risks and maintenance of operating bank accounts with minimum balances. The Company was in compliance with the covenants at December 31, 2002.

     The annual principal payments required to be made subsequent to December 31, 2002 are as follows:

       Year              Amount
       ----              ------

       2003              4,040
       2004              4,220
       2005              5,870
                        ------
                        14,130
                        ======

     Bank loan interest expense for the years ended December 31, 2000, 2001 and 2002 amounted to $ 2,177, $ 1,633 and $ 449 respectively, and is included in interest and finance costs in the accompanying consolidated statements of income.

     The range of the average interest rates of the above loans during the three years ended December 31, 2002 was as follows:

     Year ended December 31, 2000         8.09% - 8.75%
     Year ended December 31, 2001         4.53% - 6.85%
     Year ended December 31, 2002         3.33% - 4.41%

8.   CAPITAL STOCK:

     At December 31, 2000 and 2001, the Company's issued and outstanding common stock consisted of 11,496,153, Class A common shares and 114,946, Class B common shares.

     During 2001, the Board of Directors authorized the repurchase of a limited number of shares by the Company with the primary aim of enhancing share liquidity and providing guidance to shareholders in valuing their shareholding. The transactions are based on open market. The Company repurchased 40,100 Common A shares at a price of $ 3.00 per share through the market. On March 31, 2001 the Company acquired 88,852 Common A and B shares with an average price of $ 1.63 per share through the acquisition of Maryville (Note 1). The aggregate cost of these shares amounting $ 265 is reflected separately in the accompanying 2001 balance sheet as treasury stock.

     During 2002, the Company sold 51,028 shares through the market. From the sale of shares the Company realized a gain of $ 1, separately reflected in the 2002 accompanying consolidated statements of stockholders' equity. The aggregate cost of the remaining shares amounting to $ 187 is reflected separately in the accompanying 2002 balance sheet as treasury stock.

9.   COMMITMENTS AND CONTINGENCIES:

     Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $ 1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, is covered by the Protection and Indemnity (P+I) Club insurance.

     During 2001, upon the purchase of Maryville (Note 1c), Maryville entered into a lease agreement for the rental of office premises with an unrelated party. Operating lease payments for 2001 and 2002 were $ 33 and $ 49 respectively. Future minimum rentals payable under operating leases are as follows as of 31 December 2002:

     Year         Amount
     ----         ------
     2003           56
     2004           59
     2005           60
     2006           62
     2007           63
                  -----
     Total         300
                   =====

10.  GAIN (LOSS) ON SALE OF VESSELS:

     The amounts for gains (losses) on sales of vessels included in the accompanying 2000, 2001 and 2002 consolidated statements of income are analyzed as follows:

                                                     2000               2001            2002
                                                 --------------     -------------   -----------
     Sale proceeds, net
     -Selling price                                  1,123             4,503           1,200
     -Sale expenses                                   (131)             (435)           (104)
                                                 --------------     -------------   -----------
                                                       992             4,068           1,096
                                                 --------------    --------------   -----------
     Vessels' net book value at the date of sale
     -Vessels' acquisition cost                      (703)            (5,000)           (527)
     -Depreciation up to the date of sale              -                 561             -
                                                 --------------     -------------   -----------
                                                     (703)            (4,439)           (527)
     Unamortized financing costs, written-off          -                 (52)            -
                                                 --------------     -------------   -----------
     Net gain (loss)                                  289               (423)            569
                                                 ==============     =============   ===========

11.  INCOME TAXES:

     Cyprus and Malta do not impose a tax on international shipping income. Under the laws of Cyprus and Malta the countries of the companies' incorporation and vessels' registration, the companies are subject to registration and tonnage taxes which have been included in vessels' operating expenses in the accompanying consolidated statements of income.

     Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All the company's ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. Subject to proposed regulations becoming finalized in their current form, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly - traded company like the Company, the second criterion can also be satisfied based on the trading volume and ownership of the Company's shares, but no assurance can be given that this will remain so in the future.

     Excel is not subject to corporate income taxes on its profits in Liberia because its income is derived from non-Liberian sources. The Company is not subject to corporate income tax in other jurisdictions.

12.  EARNINGS PER COMMON SHARE

     The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The Company had no stock options or dilutive securities during the three-year period ended December 31, 2002.

     The components of the denominator for the calculation of basic earnings per share and diluted earnings per share is as follows:

                                                      2000          2001            2002
                                                      ----          ----            ----
     Income (numerator):
     Income available to  common
         shareholders.....................            10,058         6,933           1,089
     Shares (denominator):
     Weighted average common
         shares outstanding - basic.....          11,611,099    11,514,950      11,550,984
     Weighted average common
         shares outstanding - diluted ...         11,611,099    11,514,950      11,550,984
     Basic earnings per common
         share.............................           $ 0.87        $ 0.60           $0.09
     Diluted earnings per common
         share.............................           $ 0.87        $ 0.60           $0.09

13.  FINANCIAL INSTRUMENTS:

     The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable due to suppliers.

     (a) Interest rate risk: The Company's interest rates and long-term loan repayment terms are described in Note 7.

     (b) Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable. The Company places its temporary cash investments consisting mostly of deposits with high credit qualified financial institutions. Credit risk with respect to trade accounts receivable is generally diversified due to the large number of entities comprising the Company's charterer base.

     (c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities approximate their respective fair values due to the short maturities of these instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates.

ITEM 19 - EXHIBITS

    Exhibit
    Number                                Description
    ------                                -----------

     99.1 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer of the Company.
     99.2 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer of the Company.
     99.3 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer of the Company.
     99.4 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of the Chief Financial Officer of the Company.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                               Excel Maritime Carriers Ltd.
                                             --------------------------------
                                                        (Registrant)

Date   June 27, 2003                         By    /s/ Gabriel Panyotides
     ----------------                          ------------------------------
                                                    Gabriel Panayotides
                                                  Chief Executive Officer