Form 20-F
period 2003-12-31
EXCEL MARITIME CARRIERS LTD
filed 2004-05-28
CIK 842294

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)
[_]          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12 (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2003

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

Class A                Common Shares, par value $.01    11,496,153
Class B                Common Shares, par value $.01       114,946

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
ITEM 10 -  ADDITIONAL INFORMATION....................................20
ITEM 11 -  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
           MARKET RISKS..............................................22
ITEM 12 -  DESCRIPTION OF SECURITIES OTHER THAN EQUITY
           SECURITIES................................................22
ITEM 13 -  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...........22
ITEM 14 -  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
           HOLDERS AND USE OF PROCEEDS...............................22
ITEM 15 -  CONTROLS AND PROCEDURES...................................23
ITEM 16 -  RESERVED..................................................23
ITEM 17 -  FINANCIAL STATEMENTS......................................23
ITEM 18 -  EXHIBITS................................................II-1

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Excel Maritime Carriers Ltd., or the Company, desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "will", "may", "should", "expect" and similar expressions identify forward-looking statements.

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

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

          Not applicable

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable

ITEM 3 - KEY INFORMATION

Selected Financial Data

     The following table sets forth our selected historical consolidated financial data as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003. The following information should be read in conjunction with the "Operating and Financial Review and Prospects" and the audited Consolidated Financial Statements, including the notes thereto included elsewhere herein.

Selected Historical Financial Data
Excel Maritime Carriers Ltd.

Year Ended December 31, 2003
(All figures in $000, except per share data)

                                     1999     2000     2001    2002    2003
Statement of Income Data:
Revenue from operations           $18,617  $30,660  $25,222 $15,129 $25,175
Investment Income (see note below)     $0   $3,300  $11,440      $0      $0
Vessel operating & voyage exp     $14,109  $19,273  $16,505 $11,505 $12,395
Depreciation and amortisation        $624     $932   $1,419  $1,080  $1,548
General and administrative
expenses                           $1,217   $1,347   $1,880  $1,475  $1,974
Income from operations             $2,667   $9,108   $5,418  $1,069  $9,258
Gain (Loss) on sale of vessels      -$574     $289    -$423    $569      $0
Other income (expenses). net        -$269  -$2,639  -$9,502   -$549   -$613
Net income (1)                     $1,824  $10,058   $6,933  $1,089  $8,645
Net income per share(2)             $0.23    $0.87    $0.60   $0.09   $0.75
Per Share Data
Earnings per share, basic
and diluted                         $0.23    $0.87    $0.60   $0.09   $0.75
Weighted average number of shares
(thousands)                         7,953   11,611   11,515  11,551  11,533
Cash dividends per common share      0.00     0.00     0.00    2.15    0.00
Balance Sheet Data
Current assets                     $8,801   $5,021  $41,908  $3,157  $5,825
Total assets                      $27,470  $50,826  $55,465 $21,435 $24,083
Current liabilities               $11,517  $15,241  $26,488  $5,896  $4,121
Long-term debt less current
Portion                           $2,200   $11,754       $0 $10,090  $5,870
Shareholders' equity              $13,753  $23,831  $28,977  $5,449 $14,092

(1) In 2001, the Company revised its financial statements previously issued for the year ended December 31, 2000, to adjust the "Equity on Earnings of an Affiliate" in order to more accurately reflect such income, as A/S Dampskilbsselskabet Torm, the affiliated company, prepared, for the first time, financial statements in conformity with accounting principles generally accepted in the United States during the last quarter of the year ended December 31, 2001. The effect of the revision was (a) to decrease "Equity on Earnings of an Affiliate" by $ 5,117 and net income for the year ended December 31, 2000 by an equal amount and (b) to decrease "accumulated other comprehensive income" included in stockholders' equity as of December 31, 2000 by $ 291.

(2) The effect of the above revision on earnings per share for the year ended December 31, 2000 was $ (0.44) per share.

Risk Factors

     Please note in this section, "we", "us" and "our" all refer to the Company and its subsidiaries.

The Cyclical Nature of the Shipping Industry, Freight Rates and Vessel Values May Affect our Profitability

     We are an independent shipping company that operates in the dry bulk markets. The supply of and demand for shipping capacity strongly influences freight rates. Demand for the type of commodities carried and the distance that those commodities must be moved by sea primarily determine the demand for shipping capacity. World and regional economic and political conditions (including developments in international trade, fluctuations in industrial and agricultural production and armed conflicts), environmental concerns, weather patterns, changes in seaborne and other transportation costs affect, among other things, demand for commodities. The size of the existing fleet in a particular market, the number of new building deliveries, the scrapping of older vessels and the number of vessels out of active service (i.e. laid-up, dry-docked, awaiting repairs or otherwise not available for hire), determines the supply of shipping capacity, which is measured by the amount of suitable tonnage available to carry cargo. In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, second hand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we cannot predict the nature, timing and degree of changes in industry conditions.

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

We are Dependent on Spot Voyages in the Volatile Shipping Markets

     We currently charter our vessels on a spot charter and time charter basis. Although dependence on spot charters is not unusual in the shipping industry, the spot charter market is highly competitive and spot charter rates may fluctuate significantly based upon available charters and the supply of and demand for sea borne shipping capacity. While our focus on the spot charter market may enable us to benefit if industry conditions strengthen, we must consistently procure spot charter business. Conversely, such dependence makes us vulnerable to declining market rates for spot charters. We cannot give assurances that future available spot charter will enable us to operate our vessels profitably.

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

Risk of Loss and Insurance May Affect our Results

     Adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances and events create an inherent risk of catastrophic marine disasters and property loss in the operation of any ocean-going vessel. In addition, business interruptions due to political Circumstances in foreign countries, hostilities, labour strikes, and boycotts. Any such event may result in loss of revenues or increased costs.

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

     A decline in the market value of our vessels could lead to a default under our loan agreements and the loss of our vessels.

     If the market value of our fleet declines, we may not be able to refinance our debt or obtain future financing. If we are unable to pledge additional collateral, or obtain waivers from our lenders, our lenders could accelerate our debt and foreclose on our fleet.

     We must dedicate a large part of our cash flow from operations to paying principal and interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes and if we cannot service our debt, we may lose our vessels.

     Terrorist attacks such as the attacks on the United States on September 11, 2001 and the United States' continuing response to these attacks, as well as the threat of future terrorist attacks, continues to cause uncertainty in the world financial markets may affect our business, results of operations and financial condition. The recent conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

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

     Due to the fact that the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings.

     The carrying amount of our vessels on our financial statements does not necessarily reflect their fair market value, which can fluctuate significantly. The fair market value of our vessels may increase and decrease depending on the following factors:

     o    general  economic  and  market   conditions   affecting  the  shipping
          industry;

     o    competition from other shipping companies;

     o    types and sizes of vessels;

     o    other modes of transportation;

     o    cost of newbuildings;

     o    prevailing level of charter rates; and

     o    technological advances.

     If we determine at any time that a vessel's future limited useful life and earnings requires us to impair its value on our financial statements, that could result in a charge against our earnings and the reduction of our shareholder's equity. If for any reason we sell our vessels at a time when prices have fallen, the sale may be less than the vessel's carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings.

ITEM 4 - INFORMATION ON THE COMPANY

The Company

     We, Excel Maritime Carriers Ltd., are an owner and operator of dry bulk carrier vessels. We are listed on the American Stock Exchange (ticker: EXM), and are a provider of worldwide sea borne transportation services for dry bulk cargo.

     We were incorporated in 1988 under the laws of Liberia. Our business strategy is to expand and diversify our fleet to achieve economies of scale and marketing strength in each of the drybulk sectors in which we operate. We may expand our presence in the dry bulk market, as well as the container vessel market and in accordance with this strategy, we intend to purchase additional vessels in the open market as market conditions warrant.

     Throughout 2003 and as at December 31, 2003, we owned and operated 5 dry bulk vessels.

        NAME             TYPE               DWT    BUILT   COUNTRY   YARD

  Fighting Lady    Capesize Bulker       146,313    1983   Korea     Hyundai
  Almar I          Capesize Bulker       107,140    1979   Japan     IHI
  Lady             Handysize Bulker       41,090    1985   Japan     Oshima
  Petalis          Handysize Bulker       35,982    1975   Japan     Osaka
  Lucky Lady       Handysize Bulker       27,422    1975   Japan     Hakodate
  Total                                  357,947

     In addition to the direct ownership and operation of drybulk vessels, we believe that ownership of shares in other worldwide national exchange listed drybulk shipping companies is a beneficial way to diversify our investment activities.

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

Environmental Regulation--International Maritime Organization ("IMO").

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

     OPA limits the liability of responsible parties to the greater of $600 per gross ton or $0.5 million per drybulk vessel that is over 300 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party's gross negligence or wilful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

     We currently maintain for each of our vessel's pollution liability coverage insurance in the amount of $1 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, it would severely hurt us.

     OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. In December 1994, the Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton, which includes the OPA limitation on liability of $1,200 per gross ton and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Under OPA, an owner or operator of a fleet of tankers is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tanker in the fleet having the greatest maximum liability under OPA.

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

Environmental Regulation--Other Environmental Initiatives.

     The European Union is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any may be promulgated by the European Union or any other country or authority.

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

The International Dry Bulk Shipping Market

     Conditions in the bulk market both in terms of capacity and demand remained positive during 2003. The improvement in the freight market commenced towards the end of 2002 and continued throughout 2003. Timecharter rates for modern capesize vessels were $80,600 per day at the end of 2003, $36,900 for panamax size vessels and $26,200 for handymax size vessels.

     On the demand side, China's industrial growth was the main cause for the strong freight market. In 2003, China's industrial sector grew as much as 16.3% in contrast to the industrial growth of 1.9% in the OECD countries, 0.2% in the USA 0.3% in Europe and 2.8% in Japan. China's steel industry increased its capacity from 219 million tons to 247 million tons, or 13%, which resulted in its imports of iron ore growing from 112 million tons in 2002 to an estimated 148 million tons in 2003. Although seaborne transportation of grain products remained stable in 2002 and 2003 the long haul trade from the Atlantic to the Pacific increased in 2003 due to the drought in Australia, which resulted in more tonne-miles and increased demand for dry cargo tonnage in 2003. Freight rates were also affected in 2003 by constant port congestion which impacted vessel availability. The demand for capesize vessels for coal and iron ore transports exceeded the supply, which resulted in charterers often forced to use smaller vessels such as panamax and handymax. Most of the congestion occurred in the loading ports.

     As a whole, seaborne transportation increased by 7% in 2003. This combined with a lower level of vessel availability caused by congestion and longer ballast voyages caused an increase in demand for drybulk vessels of approximately 10% in 2003.

     The net supply of new vessels was limited in 2003 with approximately 12.5 million dwt of new tonnage delivered and 4.0 million dwt scrapped. The dry cargo fleet totaled 292.4 million dwt as at January 1st, 2003. The figure for January 1st 2004 is 300.9 million dwt, equating to a net supply increased of 2.9%.

Customers

     The Company, through Maryville, has many long-established customer relationships, and management believes it is well regarded within the international shipping community. During the past 15 years, vessels managed by Maryville have been repeatedly chartered by subsidiaries of major dry bulk operators. In 2003, we derived approximately 57% of our gross revenues from four charterers.

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

     The Company maintains hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. The Company does not carry insurance covering the loss of revenue resulting from vessel off-hire time. The Company believes that its insurance coverage is adequate to protect it against most accident-related risks involved in the conduct of its business and that it maintains appropriate levels of environmental damage and pollution insurance coverage. Currently, the available amount of coverage for pollution is $1.0 billion for dry bulk carriers per vessel per incident. However, there can be no assurance that all risks are adequately insured against, that any particular claim will be paid or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates.

Organizational Structure

     We are the parent company (100% owner) of the following wholly owned subsidiaries:

    Subsidiary                   Place of Incorporation

    Maryville Maritime Inc.      Liberia (acquired March 31, 2001)
    American Investors Co.       Liberia (sold February 7, 2002)
    Point Holdings Ltd. (1)      Liberia

     (1) Point Holdings Ltd. is the parent company (100% owner) of five Liberian holding companies (each of which owns one vessel).

Description of Property

     We have no freehold interest in any real estate. During 2001, upon the purchase of Maryville, Maryville entered into a lease agreement for the rental of office premises with an unrelated party. Operating lease payments for 2002 and 2003 were $49,000 and $60,000 respectively.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Recently Issued Accounting Standards

Recent Statements of Financial Accounting Standards ("SFAS") issued by the Financial Accounting Standards Board ("FASB") are summarized as follows:

In January 2003, the FASB issued Interpretation No.46 "Consolidation of Variable Interest Entities, an Interpretation of ARB No.51" (FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. FIN 46 requires consolidation of a variable interest entity if the reporting entity is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the variable interest entity's residual returns or both.

FIN 46 was effective immediately for variable interest entities created after January 31, 2003. The Company will apply FIN 46, as revised, to variable interest entities created before February 1, 2003 as follows: (i) beginning January 1, 2004 for structures commonly referred to as special purpose entities as a cumulative effect of the accounting change as of that date; and (ii) at the end of the first reporting period in 2004 for other than special purpose entities.

The adoption of FIN 46 did not have and is not expected to have a material effect on the Company's results of operations or financial position.

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

Impairment.

     In applying the accounting policy regarding impairment in the value of assets, we need to make an estimate with respect to likely future cash flow to be generated by such assets. Our estimates are based on historical industry freight rate averages for each category of vessel taking into account the age, specifications and likely trading pattern of each vessel. Actual freight rates may be volatile and estimations may differ considerably from actual results. If our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down to the fair market value as obtained from independent experts. As vessel values are also volatile, the actual market value of a vessel may differ significantly from estimated values within a short period of time.

Accounting for Revenue.

     Revenues are generated from freight billings and time charter hires. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter, the revenues and associated voyage costs are recognized ratably over the duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated. Vessel operating expenses are accounted for on an accrual basis.

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

Vessel Operating Expenses

     Vessel operating expenses consist primarily of crewing, repairs and maintenance, lubricants, victualling, stores and spares and insurance expenses. The Company is responsible for all vessel operating expenses in voyage and time charters.

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

Results of Operations

Fiscal Year ended December 31, 2003 Compared to Fiscal Year ended December 31, 2002

Revenues from Vessels

Gross revenues (before deduction of broker's commissions and voyage expenses) were US$26.1 million in 2003 compared to US$15.6 million in 2002 an increase of US$10.5 million or 67.3%. This increase was primarily attributable to a 92.5% increase in the average fleet TCE rate from US$5,787 in 2002 to US$11,140 in 2003, plus an increase of 15.6% in the total number of fleet available days from 1,458 in 2002 to 1,686 in 2003 due to Lady completing a full years trading (delivered in October 2002) off-set by a total of 139 days for special survey/ dry-dockings.

Voyage Expenses

     Voyage Expenses were US$5.9 million in 2003, a decrease of US$0.3 million or 4.8% compared to US$6.2 million in 2002. This decrease was attributable to the fleet performing more time charters in 2003 than in 2002.

Vessel Operating Expenses

     Vessel Operating Expenses were US$6.5 million in 2003 compared to US$5.4 million in 2002 an increase of US$1.1 million or 20.4%, which was a result of an increase in the number of operating days from 1,524 in 2002 to 1,825 days in 2003 or a 19.8% increase. As a percentage of net revenue, operating expenses were 25.8% in 2003 compared to 35.8% in 2002. The decrease was a direct result of higher revenues from operations which increased to $25.2 million in 2003 from $15.1 million in 2002 or an increase of 66.9%.

Depreciation and Amortization

     The Depreciation and Amortization charge for 2003 was US$1.5 million compared to US$1.1 million in 2002. The increase is primarily due to the operation of the vessel Lady for a full year compared to just 61 days in 2002 (the vessel Lady was purchased on October 31, 2002).

General and Administrative Expenses

General and Administrative Expenses for 2003 were $2.0 million compared to $1.5 million in 2002. The increase of $0.5 million reflects mainly the increased cost of conversion of US$ into Euro to cover Euro administrative expenses within Maryville Maritime Inc.

Other Income/Expenses

Other Expenses were $0.6 million in 2003 compared to $0 in 2002. This is a result of a decrease in interest and finance costs of $0.25 million in 2003 offset by no gains in subsidiary or vessel sales amounting to $0.7 million in 2002.

Fiscal Year ended December 31, 2002 Compared to Fiscal Year ended December 31, 2001

Revenues from Vessels

     Gross revenues (before deduction of broker's commissions and voyage expenses) were US$15.6 million in 2002 compared to US$25.9 million in 2001 a decrease of US$10.3 million or 39.8%. This decrease was primarily attributable to a 22.4% decrease in the average fleet TCE rate from US$7,461 in 2001 to US$5,787 in 2002, which was a direct result of lower freight rates compared to 2001, plus a decrease of 26.0% in the total number of fleet operating days from 2,008 in 2001 to 1,460 in 2002 due to the sale of Alex Stream in July 2001 and of Holy Island in January 2002, which was partly offset by the purchase of Lady in October 2002.

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

Vessel Operating Expenses

     Vessel Operating Expenses were US$5.4 million in 2002 compared to US$6.8 million in 2001, a decrease of US$1.4 million or 20.6%, which was a result of the sale of Alex Stream and Holy Island partially offset by the purchase of Lady. As a percentage of net revenue, operating expenses increased to 36.3% in 2002 versus 27.8% in 2001. The average daily operating expenses per vessel increased by 5.7% from US$3,411 in 2001 to US$3,605 in 2002 as a result of higher crew costs and insurance premiums.

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

     The Company believes that based upon current levels of operation and cash flows from operations , it will have adequate liquidity to make required payments of principal and interest on the Company's debt and fund working capital requirements through January 1, 2005.

Operating Activities

     The net cash from operating activities in 2003 totalled US$8.9 million an increase of $9.2 million compared to cash used in operations of US$0.3 million for 2002. In 2003, the increase in cash flow from operations was caused by several factors including an increase in net income of $7.6 million, decrease in accounts payable of $0.5 million, $1.0 million for dry-docking costs and US$0.3 million for accounts receivable.

Investing Activities

     The net cash used in investing activities in 2003 was $0.6 million compared to $12.1 million of net cash from investing activities in 2002. The main reasons for the decrease were due to no acquisition or sales of vessels or disposed subsidiaries in 2003 and an increase in restricted cash of US$0.6 million in 2003 (US$0 in 2002).

Financing Activities

     The net cash used in Financing Activities totalled US$20.8 million in 2002, compared to a US$6.0 million used in 2003. The decrease of approximately US$14.8 million consists mainly of the US$18.3 proceeds from long term debts less $14.3 million for repayment and $24.7 million for dividends in 2002 while in 2003 only $6 million was used to repay long term debt.

Summary of Contractual Obligations

     The following table sets out our contractual obligations as of December 31, 2003.

                                     Payments due by period
                                     ----------------------
                    Total    2004    2005    2006    2007   2008
                                                            & thereafter
                    -----    ----    ----    ----    ----   ----
Long-term debt      8,170   2,300   5,870       0       0      0
Operating leases      350      67      68      70      71     74
                   ------   -----   -----   -----   -----  -----
                    8,520   2,367   5,938      70      71     74
                   ======   =====   =====   =====   =====  ======

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

    Name                         Age   Position
    ------                       ---   --------

    Gabriel Panayotides          49    Chairman, President, Chief
                                       Executive Officer and Director
    George Agadakis              51    Vice President, Chief
                                       Operating Officer and Director
    Christopher J. Thomas        44    Director/Chief Financial Officer
                                       and Treasurer
    Trevor J. Williams           61    Director
    Georgina E. Sousa            54    Secretary

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

Christopher J. Thomas joined the Company in September 1999 as Chief Financial Officer. Mr. Thomas was elected as director by the Board of Directors. He holds a degree in Business Administration from Crawley University, England, and, prior to joining the Company from 1994, he was Financial Manager of Cardiff Marine Inc.

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

Compensation of Directors and Officers

     For the year ended December 31, 2003, the Company paid aggregate Directors fees and secretarial fees of US$115,988. The executive officers received aggregate compensation totalling US$239,130 (including pension, taxation, medical and insurance benefits) from subsidiaries of the Company during the year ended December 31, 2003. None of the directors or executive officers are entitled to any termination benefits.

     No family relationships exist among any of the executive officers and Directors.

Board Practices

     All nominee  directors  that have been elected shall serve until the annual
meeting  of  Shareholders   in  2004  and  the  due  nomination,   election  and
qualification of their successors.

     The term of office for each director shall commence from the date of his election and expire on the date of the next scheduled Annual General Meeting of Shareholders. The Board does not currently have committees. Accordingly, the full Board of Directors performs the function of the Audit Committee.

Employees

     As of December 31, 2003, we employed 156 employees, consisting of 25 shore-based personnel based in Athens, Greece, and 131 seagoing employees.

Share Ownership

     The beneficial interest of our directors and officers in our Common Shares as of November 17, 2003, was as follows:

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

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS OWNERSHIP OF THE COMPANY

     The following table sets forth, as of November 17, 2003, certain information regarding the current ownership of the Company's outstanding voting securities, the Common Shares, by each person known by the Company to be the owner of more than 5% of such securities and all the Directors and senior management as a group.

Name                         Number of Common Shares   Percent of Common Shares
----                         -----------------------   ------------------------

Argon S.A. *                         5,454,620              46.98%

     Argon S.A. does not have different voting rights than other holders of Common Shares.

     As a group, the Directors and executive officers of the Company own 625 Common Shares or 0.01% of the Common Shares outstanding.

As of 11/24/03 there were approximately 240 Holders of EXM shares Class A & B , 84 Holders of EXM A Class shares only, and 15 holders of EXM B Class shares only, holding 11,611,099 common shares in total.

(*)Argon S.A. is holding the shares pursuant to a constructive trust in favor of Starling Trading Co, a corporation, whose sole shareholder is Ms. Ismini Panayotides, an adult daughter of the Company's Chairman, Mr Panayotides. Ms Panayotides has no power of voting or disposition of these shares, and disclaims beneficial ownership of these shares.

Related party transactions

Excel Management

     The Company's management is conducted by and through Excel Management, an affiliate of the Company. On April 30, 1998, Excel Management and the Company entered into a management agreement, pursuant to which Excel Management is paid a fee of US$13,000 per month in respect of each vessel owned by the Company in addition to an annual fee of US$50,000 for general corporate and clerical management services. Pursuant to a Sub-management Agreement, between Excel Management and Maryville, under which Excel Management procures certain technical and commercial management services for the vessels to Maryville, the later is currently paid by Excel Management a fee of $9,500 per month, per vessel under management, plus a commission for advise on chartering and purchase and sale transactions. The fees charged by Excel Management in 2001, 2002 and 2003 totalled US$0.8, US$0.2 and US$0.3 million respectively as separately reflected in the accompanying consolidated statements of income.

ITEM 8 - FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

     See Item 18.

Legal Proceedings

     There are currently no material legal proceedings, actions or claims pending against no brought by the Company. The nature of the Company's business exposes it to the risk of lawsuits for damages or penalties relating to, among other things, personal injury, property casualty and environmental contamination.

ITEM 9 - THE OFFER AND LISTING

     The primary trading market for the Common Shares is the American Stock Exchange ("AMEX"), on which the Common Shares are listed under the symbol "EXM."

     The high and low closing prices for the common shares, by year, in 1999, 2000, 2001, 2002 and 2003 were as follows:

For The Year Ended            AMEX Low (US$)           AMEX High (US$)
------------------            --------------           ---------------

December 31, 1999                 1.0000                   3.0000
December 31, 2000                 1.3800                   2.4400
December 31, 2001                 2.1900                   3.5400
December 31, 2002                 1.0200                   3.5000
December 31, 2003                 0.9000                   6.8000

    The high and low closing prices for the common shares, by quarter, in 2002 and 2003 were as follows:

For The Quarter Ended         AMEX Low (US$)           AMEX High (US$)
---------------------         --------------           ---------------

March 31, 2002                    3.1900                   3.2400
June 30, 2002                     1.6400                   2.0000
September 30, 2002                1.6100                   1.6500
December 31, 2002                 1.3100                   1.4100
March 31, 2003                    1.4000                   1.7500
June 30, 2003                     1.2600                   1.7500
September 30, 2003                0.9000                   1.6400
December 31, 2003                 1.0900                   6.8000

The high and low closing prices for the common shares, by month, over the six months ended December 31, 2003 were as follows:

For The Six Months
Ended                         AMEX Low (US$)           AMEX High (US$)
---------------------         --------------           ---------------

July 30, 2003                     0.9000                   1.6400
August 30, 2003                   1.0100                   1.2500
September 30, 2003                0.9500                   1.2500
October 30, 2003                  1.0900                   1.5400
November 30, 2003                 1.4500                   6.8000
December 31, 2003                 3.6100                   5.6200

     On December 31, 2003, the closing price of the Common Shares as quoted on the AMEX was US$4.84. At that date, there were 11,611,099 Common Shares issued and outstanding.

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

Material Contracts

     The following is a summary of our material contracts. It is qualified in its entirety by reference to the full text of the actual documents, which govern the transactions we describe. Such documents are available for inspection at the offices of the Company upon reasonable request.

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

     The Company has both Class A Shares and Class B shares. The holders of the Class A Shares are entitled to one vote per share on each matter requiring the approval of the holders of Common Shares of the Company, whether pursuant to the Articles of Incorporation of the Company, its Bylaws, the Liberian Business Corporation Act or otherwise. The holders of Class B shares are entitled to one thousand votes per Class B share. The Board of Directors shall have the fullest authority permitted by law to provide by resolution for any voting powers, designations, preferences and relative, participating, optional or other rights of and any qualifications, limitations or restrictions on the preferred stock of the Company.

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

Foreign Currency Risk

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

Inflation Risk

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

Interest Rate Risk

     The shipping industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings.

     Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 1% would have decreased our net income and cash flows in the current year by approximately $0.1 million based upon our debt level at December 31, 2003. The following table sets forth our sensitivity to a 1% increase in LIBOR over the next five years on the same basis

Net difference in Earnings and Cash Flows:

Year        Amount
----        ------

2004     $0.08 million
2005     $0.03 million
2006     $0.00 million
2007     $0.00 million
2008     $0.00 million
& thereafter

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

     (b) Management's Annual Report of Internal Financial Reporting Controls

         Not applicable

     (c) Attestation Report of E&Y

         Not applicable

     (d) Changes in Internal Controls

     Management is responsible for the establishing and maintaining adequate internal control over financial reporting.
     There have been no significant changes in our internal controls or in other factors that could have significantly affected those controls subsequent to the date of our most recent evaluation of internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

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

Item 16.

     (a)  Audit Committee Financial Expert

     In accordance with the rules of the American Stock Exchange, the Company is not required to have an audit committee until July 31, 2005. The Company intends to appoint an audit committee in accordance with American Stock Exchange requirements prior to such deadline.

     (b)  Code of Ethics

     In accordance with the rules of the American Stock Exchange, the Company is not required to adopt a Code of Ethics until June 1, 2004. The Company intends to adopt a Code of Ethics in accordance with American Stock Exchange requirements prior to such deadline.

     (c)  Principal Accountant Fees and Related Services

     During the past two fiscal years, the Company has paid its auditors, Ernst & Young, the following fees (in Euro):


                                            2003                       2002
                                            ----                       ----

           AUDIT FEES                    Euro 37,800               Euro 18,500
           AUDIT RELATED FEES                  _                          _
           TAX FEES                            _                          _
           ALL OTHER FEES                      _                          _

          The  above  fees   included  the  annual  audit  review  of  financial
          statements and the work performed by the E & Y Capital Markets Group. No other extra fee paid for other services neither for taxes.

     (d)  Exemption from the listing standards for audit committee

          Not applicable.

     (e)  Purchases of Equity Securities by Issuer and Affiliates

          Not applicable.

ITEM 17  - FINANCIAL STATEMENTS

     See  Item 18

ITEM 18 - EXHIBITS

     See  pages F-1 to F-24

                 EXCEL MARITIME CARRIERS LTD. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                       Page
                                                                       ----

Report of Ernst & Young, Independent Auditors (2002 and 2003)...        F-2

Report of Arthur Andersen, Independent Auditors (2001)..........        F-3

Consolidated Balance Sheets as of December 31, 2002 and 2003....        F-4

Consolidated Statements of Income for the years ended
December 31, 2001, 2002, and 2003................................       F-5

Consolidated Statements of Stockholders' Equity for the
years ended December 31, 2001, 2002, and 2003...................        F-6

Consolidated Statements of Cash Flows for the years ended
December 31, 2001, 2002 and 2003................................        F-7

Notes to Consolidated Financial Statements......................        F-8

                         REPORT OF INDEPENDENT AUDITORS




To the Shareholders of
Excel Maritime Carriers Ltd and Subsidiaries



We have audited the accompanying consolidated balance sheets of EXCEL MARITIME CARRIERS LTD. AND SUBSIDIARIES (the "Company"), a Liberian corporation, as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certificate Public Accountants. Those auditors expressed an unqualified opinion on those financial statements in their report dated March 26, 2002.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EXCEL MARITIME
CARRIERS LTD. and its subsidiaries at December 31, 2003 and 2002 and the consolidated results of their operations and their cash flows for the two years then ended, in conformity with U.S. generally accepted accounting principles.




Athens, Greece,
March 26, 2004

The audit report of Arthur Andersen, our former independent auditors, which is set forth below, is included in this Annual Report on Form 20-F for purposes of including the opinion of Arthur Andersen on our financial statements for the years ended December 31, 2000 and 2001.

The audit report set forth below is a copy of the audit report dated March 26, 2002, rendered by Arthur Andersen that was included in our Annual Report on Form 20-F for 2001 filed on July 1, 2002. We are including this copy of the March 26, 2002, Arthur Andersen audit report pursuant to Rule 2-02(e) of Regulation S-X under the Securities Exchange Act of 1934. Your ability to assert claims against Arthur Andersen based on its report may be limited. This audit report has not been reissued by Arthur Andersen in connection with this filing of Form 20-F.



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



Athens, Greece,
March 26, 2002

EXCEL MARITIME CARRIERS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2003
(Expressed in thousands of U.S. Dollars - except per share data)

ASSETS                                                                                    2002          2003
------                                                                                -------------  ------------
CURRENT ASSETS:
  Cash and cash equivalents                                                         $        1,949 $       4,258
                                                                                      .............  ............
  Accounts receivable-
    Trade                                                                                      490           678
    Other                                                                                       63           236
                                                                                      -------------  ------------
                                                                                               553           914
                                                                                      .............  ............
  Inventories                                                                                  572           512
  Prepayments and other                                                                         83           141
                                                                                      -------------  ------------
        Total current assets                                                                 3,157         5,825
                                                                                      .............  ............
FIXED ASSETS:
  Vessels' cost (Notes 3, 4 and 7)                                                          18,611        18,611
  Accumulated depreciation (Note 4)                                                         (2,023)       (3,016)
                                                                                      -------------  ------------
        Net book value                                                                      16,588        15,595
                                                                                      -------------  ------------
        Total fixed assets                                                                  16,588        15,595
                                                                                      .............  ............
OTHER NON CURRENT ASSETS:

  Goodwill (Note 1)                                                                            400           400
  Deferred charges, net (Note 5)                                                             1,290         1,649
  Restricted cash                                                                          -                 614
                                                                                      .............  ............
        Total assets                                                                $       21,435 $      24,083
                                                                                      =============  ============
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
CURRENT LIABILITIES:
  Current portion of long-term debt (Note 7)                                                 4,040         2,300
                                                                                      .............  ............
  Accounts payable-
    Trade                                                                                    1,316           874
    Other                                                                                      104            60
                                                                                      -------------  ------------
                                                                                             1,420           934
                                                                                      .............  ............
  Accrued liabilities                                                                          436           887
                                                                                      -------------  ------------
        Total current liabilities                                                            5,896         4,121
                                                                                      .............  ............
LONG-TERM DEBT, net of current portion (Note 7)                                             10,090         5,870
                                                                                      .............  ............
                                                                                      .............  ............
STOCKHOLDERS' EQUITY:
  Preferred Stock, $0.01 par value; 5,000,000 shares authorized, none issued                -             -
  Common Stock, $0.01 par value; 49,000,000 A Class shares and 1,000,000 B
  Class shares authorized; 11,496,153 A Class shares and 114,946 B Class shares,
  issued and outstanding at December 31, 2002 and 2003, respectively (Notes 8 and 12)          116           116
  Additional paid-in capital                                                                12,087        12,087
  Retained earnings/(accumulated deficit)                                                   (6,567)        2,078
                                                                                      -------------  ------------
                                                                                             5,636        14,281
                                                                                      .............  ............
  Less: Treasury stock (77,350 and 78,650 A Class shares and 574 and 588 B Class
  shares at December 31, 2002 and2003, respectively (Note 8)                                  (187)         (189)
                                                                                      -------------  ------------
        Total stockholders' equity                                                           5,449        14,092
                                                                                      .............  ............
                                                                                      -------------  ------------
        Total liabilities and stockholders' equity                                  $       21,435 $      24,083
                                                                                      =============  ============

  The accompanying notes are an integral part of these consolidated balance sheets.

 EXCEL MARITIME CARRIERS LTD. AND SUBSIDIARIES
 CONSOLIDATED STATEMENTS OF INCOME
 FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

 (Expressed in thousands of U.S. Dollars - except per share data)

                                                                      2001             2002              2003
                                                                  -------------  ----------------   --------------
REVENUES:
Revenue from vessels                                           $        25,938 $          15,569  $        26,094
   Commissions                                                          (1,300)             (825)          (1,446)
                                                                  -------------  ----------------   --------------
      Revenue from vessels, net                                         24,638            14,744           24,648
 Revenue from managing vessels (Note 1d)                                   584               385              527
                                                                  -------------  ----------------   --------------
      Revenue from operations                                           25,222            15,129           25,175
                                                                  .............  ................   ..............
 EXPENSES:
   Voyage expenses                                                       9,656             6,151            5,866
   Vessel operating expenses (Note 11)                                   6,849             5,354            6,529
   Depreciation (Note 4)                                                   667               618              993
   Amortization for dry-docking and special survey (Note 5)                752               462              555
   General and administrative expenses                                   1,880             1,475            1,974
                                                                  -------------  ----------------   --------------
                                                                        19,804            14,060           15,917
                                                                  -------------  ----------------   --------------
   Income from operations                                                5,418             1,069            9,258
                                                                  .............  ................   ..............
 OTHER INCOME (EXPENSES):
   Equity on earnings of an affiliate (Note 6)                          11,440                 -                -
   Provision for loss on sale of subsidiary (Note 6)                    (9,300)                -                -
   Gain from sale of subsidiary (Notes 1c and 6)                             -               108                -
   Interest and finance costs (Notes 5 and 7)                           (1,799)             (728)            (473)
   Interest income                                                         377                59               12
   Foreign currency (losses) gains                                       1,165               (44)             (58)
   Gain (Loss) on sale of vessels (Notes 4 and 10)                        (423)              569                -
   Other, net                                                               55                56              (94)
                                                                  -------------  ----------------   --------------
   Total other income (expenses), net                                    1,515                20             (613)
                                                                  .............  ................   ..............
 Net Income                                                     $        6,933 $           1,089  $         8,645
                                                                  =============  ================   ==============

 Earnings per share, basic and diluted (Note 12)                $         0.60 $            0.09  $          0.75

                                                                  =============  ================   ==============
 Weighted average numbers of shares, basic and diluted              11,514,950        11,550,984       11,532,725
                                                                  =============  ================   ==============

    The accompanying notes are an integral part of these consolidated statements.

EXCEL MARITIME CARRIERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Expressed in thousands of U.S. Dollars - except per share data)

                                                        Capital Stock                      Retained      Accumulated
                                               ----------------------------  Additional   Earnings/        Other         Total
                                Comprehensive   Class A   Class B             Paid-in    Accumulated   Comprehensive  Stockholders'
                               Income/(loss)    Shares    Shares   Total      Capital      Deficit)    Income/ (loss)     Equity
                               --------------- ---------- ----------------- ------------  -----------  --------------- -----------
BALANCE, December 31, 2000
(as revised)                                     115         1     116       12,086         11,609              20         23,831

- 2001 net income                     6,933        -         -       -            -          6,933               -          6,933
- Currency translation
  adjustments                        (1,522)       -         -       -            -              -          (1,522)        (1,522)
                              --------------
- Comprehensive Income                5,411
                              ==============  -------   -------   ----- ------------   ------------ ---------------   ------------

BALANCE, December 31, 2001                       115         1     116       12,086         18,542          (1,502)        29,242

- 2002 net income                     1,089        -         -      -             -          1,089               -          1,089
- Cumulative translation
  adjustments relating to
  subsidiary dispose                 (1,502)       -         -      -             -         (1,502)          1,502              -
- Dividends paid ($ 2.15
  per share)                              -        -         -      -             -        (24,696)              -        (24,696)
- Issuance of treasury stock              -        -         -      -             1              -               -              1
                              --------------
- Comprehensive Income                 (413)
                              ==============  -------   -------   ----- ------------   ------------ ---------------   ------------
BALANCE, December 31, 2002                       115         1     116       12,087         (6,567)              -          5,636

- 2003 net income                     8,645        -         -       -            -          8,645               -          8,645
                              --------------
                                      8,645
                              ==============  -------   -------   ----- ------------   ------------ ---------------   ------------

BALANCE, December 31, 2003                       115         1     116       12,087          2,078               -         14,281
                                              =======   =======   ===== ============   ============ ===============   ============

EXCEL MARITIME CARRIERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Expressed in thousands of U.S. Dollars)
                                                          2001          2002          2003
                                                       ----------  -------------  ------------
Cash Flows from Operating Activities:
  Net income                                               6,933          1,089         8,645
  Adjustments to reconcile net income to net cash
  provided by operating activities:
    Undistributed earnings of an affiliate               (10,288)             -             -
    Provision for loss on sale of subsidiary               9,300              -             -
    Depreciation                                             667            618           993
    Amortization                                             894            696           594
    (Gain) Loss on sale of vessels                           423           (569)            -
    Interest expense, net                                  1,256            390           383

  (Increase) Decrease in:
    Accounts receivable                                    1,962             57          (361)
    Inventories                                              478           (266)           60
    Management company                                       268              -             -
    Prepayments and other                                    244             25           (58)
  Increase (Decrease) in:
    Accounts payable                                        (223)        (1,305)         (486)
    Accrued liabilities                                       39           (145)          536
    Unearned revenue                                        (111)           (30)            -
  Payments for dry docking and special survey costs            -           (497)         (951)
  Interest paid                                           (2,302)          (382)         (480)
                                                       ----------  -------------  ------------
   Net Cash from (used in) Operating Activities            9,540           (319)        8,875
                                                       ..........  .............  ............
   Cash Flows from Investing Activities:
       Vessel acquisitions and/or improvements                 -         (5,934)            -
       Proceeds from sale of vessels, net                  4,068          1,096             -
       Proceeds from sale of subsidiary                        -         21,200             -
       Disposal of subsidiary, net of cash disposed of         -         (4,666)            -
       Payment for investments in affiliates              (3,351)             -             -
       Goodwill on acquisition of Maryville                 (400)             -             -
       Loan to a related party                              (300)            300            -
       Increase in restricted cash                             -              -          (614)
       Interest received                                      401             59            12
                                                      ----------  -------------  ------------
   Net Cash from (used in) Investing Activities               418         12,055         (602)
                                                       ..........  .............  ............
   Cash Flows from Financing Activities:
       Proceeds from long-term debt                       14,199         18,289             -
       Repayment of long-term debt                       (13,242)       (14,313)       (5,960)
       Repayment of sellers credit                          (500)             -             -
       Cash dividend                                           -        (24,696)            -
       (Purchase) / sale of treasury stock                  (265)            78            (2)
       Issuance of treasury stock                              -              1             -
       Financing costs                                      (185)          (130)           (2)
                                                      ----------  -------------  ------------
   Net Cash from (used in) Financing Activities                7        (20,771)       (5,964)
                                                       ..........  .............  ............
   Net (decrease) increase  in cash and cash equivalents   9,965         (9,035)        2,309
   Cash and cash equivalents at beginning of year          1,019         10,984         1,949
                                                      ----------  -------------  ------------

   Cash and cash equivalents at end of year               10,984          1,949         4,258
                                                      ==========  =============  ============

   The accompanying notes are an integral part of these consolidated statements.

EXCEL MARITIME CARRIERS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003

(Expressed in thousands of United States Dollars - except per share data, unless otherwise stated)


1.   BASIS OF PRESENTATION AND GENERAL INFORMATION:

     The accompanying consolidated financial statements include the accounts of Excel Maritime Carriers Ltd. (the "Company") and its wholly owned subsidiaries Maryville Maritime Inc., a Liberian Corporation acquired on March 31, 2001, American Investors Co. a Liberian Corporation incorporated on March 2, 2000 (sold in February 2002 - Note 6) and Point Holdings Ltd., a Liberian Corporation incorporated on February 17, 1998, owner of the following ship-owning companies (all registered in Cyprus with the exception of Fiorela Navigation Ltd. which is registered in Malta):

     (a)  Ship-owning companies with vessels in operation at December 31, 2003:

                                         Vessel's                      Date of          Country of      Year
       Owning Company                      Name          DWT         Incorporation     Incorporation    built
       --------------                   --------         ---         -------------     -------------    ------
       Becalm Shipping Co. Ltd.      Fighting Lady       146,313     July 7, 1998         Cyprus        1983
       Tortola Shipping Co. Ltd.     Lucky Lady           27,422     July 7, 1998         Cyprus        1975
       Storler Shipping Co. Ltd.     Petalis              35,982    August 10, 1998       Cyprus        1975
       Madlex Shipping Co. Ltd       Almar I             107,140   January 11, 1999       Cyprus        1979
       Centel Shipping Co. Ltd       Lady                 41,090     May 10, 2002         Cyprus        1985
                                                      -----------
                                                         357,947
                                                      ===========

     At December 31, 2003 all vessels in operation (bulk carriers) were flying the Cyprus flag.

     (b)  Ship-owning companies with vessels sold:

                                 Vessel's         Date of       Country of
       Owning Company            Name          Incorporation    Incorporation       Sold on
       --------------            --------      -------------    -------------       -------
       Arotra Marine Co. Ltd.    Holy Island     July 7, 1998      Cyprus       January 3, 2002
       Fiorela Navigation Ltd.   Alex Stream     June 11, 1996      Malta         July 2, 2001

     (c) American Investors Co.: During 2000 the Company, through its wholly owned subsidiary American Investors Co., acquired the 24.99% of the issued shares of A/S Dampshkibsselskabet Torm ("Torm"), a Danish shipowning and operating company, through the Copenhagen Stock Exchange, where Torm is listed. During 2001 the company increased its interest to 27.78%. On February 7, 2002 American Investors was sold to a Liberian corporation. The purchaser acquired the total of the issued and outstanding capital stock consisting of 500 shares for a total consideration of $ 21,200. Such consideration was less than the American Investors Co.'s book value by approximately $ 9,300, for which a provision was accounted for in the accompanying 2001 consolidated financial statements.

     (d) Maryville Maritime Inc.: On March 31, 2001 the Company acquired the shares of Maryville Maritime Inc., ("Maryville") a ship management company established under the laws of Liberia on August 9, 1983. The Company accounted for the acquisition under the purchase method of accounting. The consideration totaled $ 630, of which $ 230 was the value of the net assets. The $ 400 was goodwill arising on the acquisition and is reflected separately in the accompanying consolidated balance sheets.

          In addition, Maryville provides shipping services to non-Company vessels at a fixed monthly fee per vessel plus a commission for the years ended December 31, 2001 and 2002, of 1.25% on certain freight and hires collected. Such fees for 2001, 2002 and 2003 totaled $584, $385 and $527 respectively and are separately reflected in the accompanying consolidated statements of income. The fees charged by Maryville for the management of the Company's fleet (under a subcontract with Excel Management Ltd. - Note 3), are eliminated for consolidation purposes, whereas its general and administrative expenses are included in the accompanying consolidated statements of income.

             Gross revenues for 2001, 2002 and 2003 include revenues deriving from charter agreements with significant charterers, as follows (in percentages of total gross revenues):

             Charterer                          2001        2002          2003
             ---------                          ----        ----          ----
             ILVA                               14%          -             -
             Coeclerici Transport Ltd.           -          12%            -
             ADM Shipping Co.                    -          12%            -
             Alfred C. Toepfer                   -          12%            -
             Malissa SCTT                        -           -            25%
             Swissmarine-Geneva                  -           -            11%
             Oldendorff Carriers GMBH            -           -            11%
             Noble Shipping Inc.-Hong Kong       -           -            10%

2.   SIGNIFICANT ACCOUNTING POLICIES:

     (a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") and include the accounts of Excel Maritime Carriers Ltd. and its wholly-owned subsidiaries referred to in Note 1 above. All significant intercompany balances and transactions have been eliminated upon consolidation.

     (b) Use of Estimates: The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c) Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets, which utilize the U.S. Dollar as the functional currency. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the current exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income.

          The functional currency of A/S Dampshkibsselskabet Torm ("Torm") the affiliate in which the Company had, until February 7, 2002, a participation interest of 27.78% is the Danish Kroner. In applying the equity method of accounting, the accounts of Torm were translated into U.S. dollars using the current rate method. Cumulative translation gains and losses were reported as a cumulative translation adjustment in "Accumulated Other Comprehensive Income / (loss)", a separate component of stockholders' equity.

     (d) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturities of three months or less to be cash equivalents.
          Included in cash is an amount of $ 223 ($ 221 in 2002) relating to deposits with a bank that are used to pay the current loan installments. The funds can only be used for the purposes of loan repayment. Restricted cash concerns minimum cash deposits required to be maintained with a bank for loan compliance purposes, which amounted to $ 614 at December 31, 2003.

     (e) Accounts Receivable - Trade: The amount shown as Accounts Receivable - Trade at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts, as required. There was no provision for doubtful accounts in 2001, 2002 or 2003.

     (f) Insurance Claims: Insurance claims included in Accounts Receivable - Other, at each balance sheet date, consist of claims submitted and/or claims being in the process of compilation or submission (claims pending). They are recorded on the accruals basis and represent the claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities.

     (g) Inventories: Inventories consist mainly of bunkers and lubricants and are stated at the lower of cost or market value. Inventory cost is determined by the first-in, first-out method.

     (h) Vessels' Cost: Vessels are stated at cost, which consists of the original purchase price and any material expenses incurred upon acquisition. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessel. Otherwise these expenditures are charged to expenses as incurred.

     (i) Impairment of Long-lived Assets: The Company adopted SFAS 144 "Accounting for the Impairment or Disposal of Long-lived Assets" in 2002, which addresses financial accounting and reporting for the impairment or disposal of long lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels. The review of the carrying amount in connection with the estimated recoverable amount for each of the Company's vessels, as of December 31, 2003 indicated that no impairment loss is required.

     (j) Vessels' Depreciation: The cost of the Company's vessels is depreciated on a straight-line basis over their estimated useful lives (twenty-eight years for bulk carrier vessels and thirty years for tanker vessels). In computing vessels' depreciation, the estimated salvage value of the vessel is also taken into consideration.

     (k) Accounting for Dry-docking and Special Survey Costs: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are deferred and amortized over the period through to the expected date of the next dry-docking or special survey. Unamortized costs upon the event of a vessel sale are included in the gain or loss on sale of that vessel (Note 10).

     (l) Loan Fees: Fees incurred for obtaining new loans or refinancing existing ones are included in deferred charges and are amortized over the loans' respective repayment periods. Fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made.

     (m) Accounting for P&I Back Calls: The vessels' Protection and Indemnity (P&I) Club insurance is subject to additional premiums referred to as back calls or supplemental calls, and are accounted for on the accruals basis.

     (n) Pension and Retirement Benefit Obligations - Crew: The ship-owning companies included in the consolidation employ vessel crew, under short-term contracts (usually up to nine months) and accordingly, the Company is not liable for any pension or post retirement benefits.

     (o) Accounting for Revenue and Expenses: Revenues are generated from freight billings and time charters. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized rateably over the duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated. Vessel operating expenses are accounted for on the accrual basis. Unearned revenue represents cash received prior to the year-end and is related to revenue applicable to periods after December 31 of each year.

     (p) Repairs and Maintenance: All repair and maintenance expenses, including major overhauling and underwater inspection expenses are charged against income in the year incurred. Such costs, totaled $ 1,390, $ 1,207 and $ 1,363 for 2001, 2002 and 2003, respectively and are included in vessel operating expenses in the accompanying consolidated statements of income.

     (q) Collective Bargaining Agreements: Substantially all ship crew members are subject to collective bargaining agreements. Such agreements usually expire within one year; however, management believes there will be a continuation of acceptable labor relationships.

     (r) Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. There were no dilutive securities outstanding during the years presented.

     (s) Segmental Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, review operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

     (t) Goodwill: Goodwill is the excess of the purchase price over the fair value of net identifiable assets acquired in business combinations accounted for as a purchase. With the adoption of SFAS No. 142 for the financial statements for the year ended December 31, 2001, no adjustment was required to previously recorded amounts. The Company does not amortize goodwill and instead tests it for impairment at least annually. The goodwill impairment test is a two-step process that requires goodwill to be allocated to reporting units. In the first step, the fair value of the reporting unit is compared to the carrying value of the reporting unit, including goodwill. If the fair value of the reporting unit is less than the carrying value of the reporting unit, goodwill impairment may exist, and the second step of the test is performed. In the second step, the implied fair value of the goodwill is compared to the carrying value of the goodwill and an impairment loss is recognized to the extent that the carrying value of the goodwill exceeds its implied fair value. The Company has completed the first step of the goodwill impairment test. Since the carrying value of the Company's reporting unit did not exceed its fair value, no goodwill impairment charges arose upon the adoption of SFAS No.
          142. An impairment assessment was conducted in the fourth quarter of 2002 and 2003 and, no impairment was indicated.

     (u) Recent Accounting Pronouncements: Recent Statements of Financial Accounting Standards ("SFAS") issued by the Financial Accounting Standards Board ("FASB") are summarized as follows:

          In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51"(FIN
          46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. FIN 46 requires consolidation of a variable interest entity if the reporting entity is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the variable interest entity's residual returns or both.

          FIN 46 was effective immediately for variable interest entities created after January 31, 2003. The Company will apply FIN 46, as revised, to variable interest entities created before February 1, 2003 as follows: (i) beginning January 1, 2004 for structures commonly referred to as special purpose entities as a cumulative effect of the accounting change as of that date; and (ii) at the end of the first reporting period in 2004 for other than special-purpose entities.

          The adoption of FIN 46 did not have and is not expected to have a material effect on the Company's results of operations or financial position

     (v) Reclassifications of Prior Year Balances: Certain reclassifications have been made to the 2001 and 2002 consolidated financial statements to conform to the presentation in the 2003 consolidated financial statements. Accrued bank interest is now included within accrued liabilities, while it was separately presented on the consolidated balance sheet in prior years. Furthermore, in the consolidated statements of income and cash flows, depreciation is now presented separately from amortization for dry-docking and special survey whereas in prior years these amounts were combined. Additionally, in the consolidated statements of income, general and administrative expenses are presented as a single line item for the consolidated entity while, in prior years, general and administrative expenses for Maryville were presented separately from the remainder of the consolidated entity's general and administrative expenses. Finally, in the consolidated statements of cash flows, interest expense and interest income are now combined as a single line item entitled interest expense, net.

3.   TRANSACTIONS WITH RELATED PARTIES:

     The operations of the vessels (see Note 1a) are managed by Excel Management Ltd., an affiliated Liberian corporation formed on January 13, 1998, which provides the Company vessels with a wide range of shipping services, such as technical support and maintenance, supervision of new buildings, insurance consulting, chartering, financial and accounting services all provided at a fixed monthly fee per vessel. The fees charged by Excel Management Ltd. (Note 1) in 2001, 2002 and 2003 totaled $ 788, $ 225 and $ 260 respectively and are included in general and administrative expenses in the accompanying consolidated statements of income. Certain of the services provided by Excel Management are now subcontracted to Maryville, a wholly owned subsidiary. The balance of receivables from and payables to Excel Management Ltd., as of December 31, 2002 and 2003 were $0.

4.   VESSELS:

     The amounts in the accompanying consolidated financial statements are analyzed as follows:

                                                              Accumulated
                                               Cost           Depreciation      Net Book Value
          Vessels'         Year of
            Name         acquisition      2002      2003      2002    2003      2002      2003
------------------------------------------------------------------------------------------------
      Fighting Lady     May 1999           7,526     7,526    1,420    1,816     6,106     5,710
      Lucky Lady        May 1999             763       763        -        -       763       763
      Petalis           April 1999         1,068     1,068       47       60     1,021     1,008
      Almar I           June 1999          3,320     3,320      481      616     2,839     2,704
      Lady              October 2002       5,934     5,934       75      524     5,859     5,410
                                        --------- --------- -------- -------- --------- ---------
                                         18,611     18,611    2,023    3,016    16,588    15,595
      ----------------- --------------- ========= ========= ======== ======== ========= =========


     The vessel Alex Stream, which was acquired on March 11, 1999 for $ 5,000, was sold on July 2, 2001, at a loss of $ 423 (Note 10).

     The vessel Holy Island, which was acquired on June 16, 1999 for $ 526 (at a cost approximating her estimated salvage value), was sold on January 3, 2002, at a gain of $ 569 (Note 10). The outstanding balance, as of the date of sale ($ 653), of the loan obtained for the acquisition of the vessel was repaid in full.

     On October 31, 2002 based on the  Memorandum of Agreement  dated  September
     27,  2002,  the  Company  acquired  the  second-hand   vessel  Lady  for  a
     consideration of $ 5,934.

     Cost of vessels at December 31, 2002 and 2003 does not include any capitalized interest.

     No depreciation expense is charged for vessel Lucky Lady as her acquisition cost approximates her estimated salvage value. As at December 31, 2003 vessel Petalis was held at salvage value and no depreciation charge will be recorded in future years. Depreciation for 2001, 2002 and 2003 totaled $ 667, $ 618 and $ 993, respectively, and is separately reflected in the accompanying consolidated statements of income.

5.   DEFERRED CHARGES:

     The unamortized amounts included in the accompanying consolidated balance sheets are analyzed as follows:

                                                                  Dry-docking and      Financing
                                                                  Special Survey         Costs           Total
                                                                 ------------------    -----------     -----------
      Balance, December 31, 2001                                       1,144              215            1,359
      - Additions                                                       735               130             865
      - Cost  adjustment  resulting from discount  concluded in        (238)               -             (238)
      2002
      - Amortization for the year                                      (462)             (172)           (634)
      - Write-offs due to sale of subsidiary (Note 6)                    -                (62)            (62)
                                                                 ------------------    -----------     -----------
      Balance, December 31, 2002                                       1,179              111            1,290
      - Additions                                                       951                2              953
      - Amortization for the year                                      (555)              (39)           (594)
                                                                 ------------------    -----------     -----------
                                                                 ------------------    -----------     -----------
      Balance, December 31, 2003                                       1,575               74            1,649
                                                                 ==================    ===========     ===========

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

      Net assets disposed of:

      Cash                                                       4,558
      Investments, net of provision for loss on sale            29,598
      Long term loan                                          (13,064)
                                                            -----------
      Net assets                                                21,092
      Less Consideration received in cash                       21,200
                                                            -----------
      Gain on sale of subsidiary                                   108
                                                            ===========

     American Investors Co. incurred a loss of $ 134 for the period from January 1, 2002 to its date of disposal. American Investors Co. paid no income tax for the period nor is there any tax expense relating to the disposal.

     On March 21, 2002 the Company paid cash dividends of $ 24,696 ($ 2.15 per share), the payment of which was covered by the proceeds of the sale of American Investors Co. and the balance from Company's cash resources. At December 31, 2001 the Company's investment in Torm was a participation interest of 27.78%. The Company's president is also one of the seven members of the Board of Directors of Torm.

     During 2001 the Company increased its interest to 27.78% (5,055,300 shares after the denomination). During 2001 the Company received dividends of DKK 9,7 million ($ 1,152). At December 31, 2001 the quoted market price for Torm shares was DKK 45.97 per share. The aggregate value of the investment in Torm shares based on the quoted market price per share at December 31, 2001 was DKK 232,392,141 ($ 27,633), respectively.

     A summary of the Torm's audited balance sheet and statement of income translated, for convenience purposes, to USD at December 31, 2001 and for the year then ended (as reported under Danish GAAP), is set forth below. The exchange rate used to convert the financial statements from Danish Kroner to US Dollars was 8.41.

      Balance Sheet                                               2001
                                                             ---------------
      Current Assets                                                157,010
      Vessels net book/vessels under construction                   228,791
      Other fixed assets                                             13,571
                                                             ---------------
                                                             ---------------
      Total assets                                                  399,372
                                                             ===============
      Share capital and reserves                                     29,037
      Retained profit                                               136,517
                                                             ---------------
                                                             ---------------
      Shareholders' Equity                                          165,554
      Provisions                                                     51,675
      Long-term debt                                                111,736
      Current Liabilities                                           70,407`
                                                             ---------------
                                                             ---------------
      Total liabilities and shareholders' equity                    399,372
                                                             ===============

      Statement of Income                                         2001
                                                             ---------------
                                                             ---------------
      Net earnings from shipping activities                          85,546
      Profit before depreciation                                     86,932
      Profit before financial items                                  73,008
      Profit before tax                                              63,870
      Profit for the year                                            44,709

     The following reconciliation table summarizes the significant adjustments to income and shareholders' equity for 2001 that were applied to the financial statements prepared under Danish GAAP in order to comply with US
     GAAP:

                                                             2001
                                                 ----------------------------
                                                                Shareholders'
                                                    Income         Equity
                                                 -----------  ----------------

      As reported under Danish GAAP (restated)       44,709          165,554
      Capital leases                                    388          (2,735)
      Sales leaseback transactions                    2,782         (13,433)
      Swap transaction of vessels                   (1,252)          (1,252)
      Provision for repair and
        capitalization of docking costs             (1,288)          (3,387)
      Treasury Stock                                  1,526          (4,598)
      Stock Option/Stock Grant                           83                -
      Dividends                                           -            8,656
      Unrealized losses on marketable securities        591                -
      Foreign currency translation                      356            2,315
      Foreign currency contracts                    (4,060)          (3,569)
      SFAS 133 - continuing impact                  (1,672)          (1,672)
      SFAS 133 - release from OCI                       918                -
      Tax effect of US GAAP Adjustments                 489            8,618
                                                 ----------- ----------------
                                                     43,570          154,497
                                                 ----------- ----------------
      SFAS 133 - transition adjustment,
      net of tax effect of 2,072                         -               575
                                                 ----------- ----------------
      As Reported in accordance with US GAAP         43,570          155,072
                                                 =========== ================

7.   LONG - TERM DEBT:

     The amounts in the accompanying consolidated balance sheets are analyzed as follows:

               Borrower(s)                                                              2002          2003
                                                                                      ----------    ---------
      (a)   Becalm Shipping Co. Ltd., Madlex Shipping Co. Ltd.                         5,130        3,990
      (b)   Centel  Shipping Co.  Ltd.,  Tortola  Shipping Co. Ltd.,  Storler
            Shipping Co. Ltd.                                                          5,500        4,180
      (c)   Excel Maritime Carriers                                                    3,500            -
                                                                                    ----------    ---------
            Total                                                                     14,130        8,170
            Less- current portion                                                      4,040        2,300
                                                                                    ----------    ---------
            Long-term portion                                                         10,090        5,870
                                                                                    ==========    =========

     (a) On June 4, 2002 the Company obtained a bank loan of $ 5,700 for working capital purposes. The outstanding balance of the loan at December 31, 2003 is repayable in seven equal consecutive quarterly installments of $ 285 each through September 2005, one final installment of $ 295 in December 2005 and a balloon payment of $ 1,700 payable together with the last installment. The loan interest is based on LIBOR plus a spread. The interest rates at December 31, 2002 and 2003 were 3.44% and 3.17% respectively.

     (b) On October 24, 2002 the Company obtained a bank loan of $ 5,500 to partially finance the acquisition cost of vessel Lady and for working capital purposes. The outstanding balance of the loan at December 31, 2003 is repayable in two consecutive quarterly installments of $ 330, six consecutive quarterly installments of $ 250 through October 2005 and a balloon payment of $ 2,020 payable together with the last installment. The loan interest is based on LIBOR plus a spread. The interest rates at December 31, 2002 and 2003 were 3.42% and 3.13% respectively.

     (c) On March 18 and 19, 2002 the Company obtained two unsecured loans of $ 7,089 for general investment purposes. During 2002 the Company repaid, in full, the loan obtained on March 19, 2002 totaling $ 3,070 and an additional amount of $ 519 relating to the first loan. During 2003 the Company repaid, in full, the loan obtained on March 18, 2002. The interest rate at December 31, 2002 was 3.90%.

     The  loans outstanding at December 31, 2003, are secured as follows:

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

     The annual principal payments required to be made subsequent to December 31, 2003 are as follows:

         Year          Amount
         ----          ------

         2004          2,300
         2005          5,870
                     -----------
                       8,170
                     ===========

     Bank loan interest expense for the years ended December 31, 2001, 2002 and 2003 amounted to $ 1,633, $ 449 and $ 395 respectively, and is included in interest and finance costs in the accompanying consolidated statements of income.

     The range of the average interest rates of the above loans during the three years ended December 31, 2003 was as follows:

      Year ended December 31, 2001          4.53% - 6.85%
      Year ended December 31, 2002          3.33% - 4.41%
      Year ended December 31, 2003          3.13% - 3.23%

8.   CAPITAL STOCK:

     During 2002, the Company sold 51,028 of own shares. From the sale of shares the Company realized a gain of $ 1, separately reflected in the 2002 accompanying consolidated statements of stockholders' equity. During 2003, the Company acquired 1,300 Common A and 14 Common B shares with an average price of $1.15. The aggregate cost of the all treasury shares, amounting to $ 189 as of December 31, 2003, is reflected separately in the accompanying 2003 consolidated balance sheet as treasury stock.

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

     During 2001, upon the purchase of Maryville (Note 1d), Maryville entered into a lease agreement for the rental of office premises with an unrelated party. Operating lease payments for 2002 and 2003 were $ 49 and $ 60 respectively and are included in general and administrative expenses in the accompanying consolidated statements of income. Future minimum rentals payable under operating leases are as follows as of 31 December 2003:

      Year                      Amount
      ----                      ------

      2004                         67
      2005                         68
      2006                         70
      2007                         71
      2008 and thereafter          74
                                ------
                                ------
                                  350
                                ======

10.  GAIN (LOSS) ON SALE OF VESSELS:

     Gains (loss) on sale of vessels included in the accompanying consolidated statements of income is analyzed as follows:

                                                      2001               2002
                                                   -------------     -----------
       Sale proceeds, net
       -Selling price                                 4,503             1,200
       -Sale expenses                                  (435)            (104)
                                                   -------------      ----------
                                                      4,068             1,096
                                                   ------------      -----------
       Vessels' net book value at the date
       of sale
       -Vessels' acquisition cost                    (5,000)            (527)
       -Depreciation up to the date of sale             561               -
                                                   -------------     -----------
                                                     (4,439)            (527)
       Unamortized financing costs, written-off         (52)              -
                                                   -------------     -----------
       Net gain (loss)                                 (423)             569
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

12.  EARNINGS PER COMMON SHARE

     The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The Company had no stock options or dilutive securities during the three-year period ended December 31, 2003.

     The components for the calculation of basic and diluted earnings per share are as follows:

                                                          2001          2002            2003
                                                          ----          ----            ----
       Income (numerator):
       Income available to  common
           shareholders.....................             6,933         1,089           8,645
       Shares (denominator):
       Weighted average common
           shares outstanding - basic.....           11,514,950    11,550,984      11,532,725
       Weighted average common
           shares outstanding - diluted ...          11,514,950    11,550,984      11,532,725
       Basic earnings per common
           share.............................           $ 0.60        $ 0.09           $0.75
       Diluted earnings per common
           share.............................           $ 0.60        $ 0.09           $0.75

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

     (b) Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company does not require collateral on these financial instruments. Credit risk with respect to trade accounts receivable is generally diversified due to the large number of entities comprising the Company's charterer base and their dispersion across many geographic areas.

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

                                               Excel Maritime Carriers Ltd.
                                             --------------------------------
                                                        (Registrant)

Date   May, 27, 2004                            By    /s/ Gabriel Panayotides
     ----------------                          ------------------------------
                                                    Gabriel Panayotides
                                                  Chief Executive Officer