Form 20-F
period 2004-12-31
EXCEL MARITIME CARRIERS LTD
filed 2005-06-29
CIK 842294

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 20-F

[_]             REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12 (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2004

                                       OR

[_]                TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from ___________ to ___________

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
                         ------------------------------

           Title of each class                  Name of each exchange on which
                                                      registered
-------------------------------------        ------------------------------
     Common shares, par value $0.01              American Stock Exchange

     Securities  registered or to be registered pursuant to Section 12(g) of the
   Act: None Securities for which there is a reporting obligation pursuant to
 Section 15(d) of the Act: None As of December 31, 2004, there were 13,696,153 shares of Class A common shares and 114,946 Class B common shares of the registrant outstanding.

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

Yes |X|                           No |_|

Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17 |_|                       Item 18 |X|

                                TABLE OF CONTENTS

PART I


 ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS ....5


 ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE...................5


 ITEM 3 - KEY INFORMATION...........................................5


 ITEM 4 - INFORMATION ON THE COMPANY...............................18


 ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS.............28


 ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...............37


 ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS........39


 ITEM 8 - FINANCIAL INFORMATION....................................40


 ITEM 9 - THE OFFER AND LISTING....................................41


 ITEM 10 - ADDITIONAL INFORMATION..................................42


 ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
           MARKET RISK..............................................51


ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY
          SECURITIES...............................................52


PART II


ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..........52


ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
           AND USE OF PROCEEDS.....................................52


ITEM 15 - CONTROLS AND PROCEDURES..................................52


ITEM 16A- AUDIT COMMITTEE FINANCIAL EXPERT.........................53


ITEM 16B- CODE OF ETHICS...........................................53


ITEM 16C- PRINCIPAL ACCOUNTANT FEES AND RELATED SERVICES...........53


ITEM 16D- EXCEPTION FROM THE LISTING STANDARDS FOR AUDIT
             COMMITTEE.............................................53


ITEM 16E- PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATES..54

PART III


ITEM 17 - FINANCIAL STATEMENTS.....................................54


ITEM 18 - FINANCIAL STATEMENTS.....................................54


ITEM 19 - EXHIBITS...............................................II-1

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

Please note in this annual report, "we", "us", "our", "The Company", and "Excel" all refer to Excel Maritime Carriers Ltd. and its subsidiaries.

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

                                     PART I


         ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS


         Not applicable


         ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE


         Not applicable


         ITEM 3 - KEY INFORMATION


Selected Financial Data

          The following table sets forth our selected historical consolidated financial data and other operating information for each of the five years in the five year period ended December 31, 2004. The following information should be read in conjunction with "Item 5, Operating and Financial Review and Prospects", the consolidated financial statements, related notes, and other financial information included herein. The following selected consolidated financial data of Excel Maritime Carriers Ltd. in the table below are derived from our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") and have been audited for the years ended December 31, 2002, 2003 and 2004 by Ernst & Young (Hellas) Certified Auditors Accountants S.A. ("Ernst & Young"), independent registered public accounting firm, and for the years ended December 31, 2000 and 2001 by Arthur Andersen, independent auditors. On August 31, 2002, Arthur Andersen LLP, an affiliate of Arthur Andersen, ceased practising before the SEC. For a discussion of certain risks relating to Arthur Andersen's audit of our financial statements, see "Risk Factors" below.

Selected Historical Financial Data and Other Operating Information

Excel Maritime Carriers Ltd.

($ in thousands, except per share data                            Year Ended December 31,
and Average Daily Results)

                                                    2000          2001         2002          2003          2004

INCOME STATEMENT DATA

Voyage revenues                                  $32,204       $25,938      $15,602       $26,094       $51,966

Revenues from managing vessels                         -           584          385           527           637

Investment income                                  3,300        11,440            -             -             -

Voyage expenses                                   11,759        10,956        7,009         7,312         8,100

Vessel operating expenses                          9,058         6,849        5,354         6,529         7,518

Depreciation and amortization                        932         1,419        1,080         1,548         1,713


($ in thousands, except per share data                            Year Ended December 31,
and Average Daily Results)
                                                    2000          2001         2002          2003          2004
General and administrative expenses                1,347         1,880        1,475         1,974         3,098

Gain/(Loss) on sale of vessels                       289         (423)          569             -             -
                                            ------------- ------------- ------------ ------------- -------------

Operating Income                                   9,397        16,435        1,638         9,258        32,174

Interest and finance costs, net                  (2,826)       (1,422)        (669)         (461)          (61)

Foreign currency (losses)  gains                      25         1,165         (44)          (58)          (39)

Provision for loss on sale of subsidiary               -       (9,300)            -             -             -

Other, net                                           162            55          164          (94)          (24)
                                            ------------- ------------- ------------ ------------- -------------

Net Income (1)                                   $10,058        $6,933       $1,089        $8,645       $32,050
                                            ============= ============= ============ ============= =============

Basic and fully diluted earnings per               $0.87         $0.60        $0.09         $0.75         $2.75
share (2)

Weighted average basic and diluted shares     11,611,099    11,514,950   11,550,984    11,532,725    11,640,058
outstanding

Dividends per share                                    -             -         2.15             -             -

BALANCE SHEET DATA


(at period end)

Cash and cash equivalents                         $1,019       $10,131       $1,949        $3,958       $64,903

Current assets, including cash                     5,021        41,908        3,157         5,525        71,376

Total assets                                      50,826        55,465       21,435        24,083       114,297

Current liabilities, including current            15,241        26,488        5,896         4,121        10,732
portion of long-term debt

Total long-term debt, excluding current           11,754             -       10,090         5,870         5,750
portion

Stockholders' equity                              23,831        28,977        5,449        14,092        97,815

($ in thousands, except per share data                            Year Ended December 31,
and Average Daily Results)

                                                    2000          2001         2002          2003          2004
OTHER FINANCIAL DATA

Net cash from (used in) operating                 $6,204        $9,540       $(260)        $8,887       $32,033
activities

Net cash from (used in) investing               (22,207)         (232)       11,996             -      (26,220)
activities

Net cash from (used in) financing                 11,121             7     (20,771)       (6,878)        55,132
activities

FLEET DATA

Average number of vessels (3)                        6.9           5.5          4.2           5.0           5.0

Available days for fleet (4)                       2,317         2,008        1,458         1,686         1,793

Calendar days for fleet (5)                        2,519         2,008        1,524         1,825         1,830

Fleet utilization (6)                              92.0%        100.0%        95.7%         92.4%         98.0%

AVERAGE DAILY RESULTS

Time charter equivalent (7)                       $8,824        $7,461       $5,894       $11,140       $24,465

Vessel operating expenses(8)                       3,596         3,411        3,513         3,578         4,108

General and administrative expenses (9)              535           936          968         1,082         1,692

Total vessel operating expenses (10)               4,131         4,347        4,481         4,660         5,800

(1) In 2001, the Company revised its financial statements previously issued for the year ended December 31, 2000, to adjust the "Equity on Earnings of an Affiliate" in order to more accurately reflect such income, as A/S Dampskilbsselskabet Torm, the affiliated company, prepared, for the first time, financial statements in conformity with U.S. generally accepted accounting principles during the last quarter of the year ended December 31, 2001. The effect of the revision was (a) to decrease "Equity on Earnings of an Affiliate" by $ 5,117 and net income for the year ended December 31, 2000 by an equal amount and (b) to decrease "accumulated other comprehensive income" included in stockholders' equity as of December 31, 2000 by $ 291.

(2) The effect of the above revision on earnings per share for the year ended December 31, 2000 was $ (0.44) per share.

(3) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(4) Available days for fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days associated with major repairs, drydocks or special or intermediate surveys.

(5) Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(6) Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing available days by fleet calendar days for the relevant period.

(7) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from time and voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(8) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(9) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(10) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Capitalization and Indebtedness

            Not Applicable.

Reasons For the Offer and Use of Proceeds

            Not Applicable.


Risk Factors

The cyclical nature of the shipping industry, freight rates and vessel values may affect our profitability.


          We are an independent shipping company that operates in the dry bulk markets. The supply of, and demand for, shipping capacity strongly influences freight rates. Demand for the type of commodities carried and the distance that those commodities must be moved by sea primarily determine the demand for shipping capacity. World and regional economic and political conditions (including developments in international trade, fluctuations in industrial and agricultural production and armed conflicts), environmental concerns, weather patterns, changes in seaborne and other transportation costs affect, among other things, demand for commodities. The size of the existing fleet in a particular market, the number of new building deliveries, the scrapping of older vessels and the number of vessels out of active service (i.e. laid-up, dry-docked, awaiting repairs or otherwise not available for hire), determines the supply of shipping capacity, which is measured by the amount of suitable tonnage available to carry cargo. In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, second hand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we cannot predict the nature, timing and degree of changes in industry conditions.

          We expect the market value of our vessels to fluctuate largely in relation to existing and anticipated freight rates as well as with changes in general economic and market conditions. Furthermore, as our vessels grow older we generally expect their market value to decline.

Risks associated with the purchase and operation of second hand vessels may affect our results of operations.

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

          We cannot give assurances that future market conditions will justify such expenditures or enable us to operate our vessels profitably during the remainder of their economic lives.

Our recent growth and the termination of our management agreement will impose significant additional responsibilities on us and Maryville that we may not be able to meet if we cannot hire and retain qualified personnel

          With the recent acquisition of new vessels, we will more than triple the size of the fleet. This will impose significant additional responsibilities on our management and staff and, together with the recent termination of our management agreement with Excel Management Ltd., will impose significant additional responsibilities on the management and staff of our wholly-owned subsidiary Maryville Maritime Inc., or Maryville, as well. These events may necessitate that both we and Maryville increase the number of personnel. There can be no assurance that we will be able to hire qualified personnel when needed. Difficulty in hiring and retaining personnel could adversely affect our performance.

We are partially dependent on spot voyages in the volatile shipping markets

          We currently charter our vessels on both spot charter and time charter bases. Although partial dependence on spot charters is not unusual in the shipping industry, the spot charter market is highly competitive and spot charter rates may fluctuate significantly based upon available charters and the supply of and demand for sea borne shipping capacity. While our focus on the spot charter market may enable us to benefit if industry conditions strengthen, we must consistently procure spot charter business. Conversely, such dependence makes us vulnerable to declining market rates for spot charters. We cannot give assurances that future available spot charter rates will enable us to operate our vessels profitably.

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

Due  to  the  fact  that  the  market   value  of  our  vessels  may   fluctuate
significantly, we may incur losses when we sell vessels or we may be required to write down their carrying value, which may adversely affect our earnings.

          The international dry bulk shipping industry is cyclical with attendant volatility in profitability, charter rates and vessel values. Recent fluctuations attest to this volatility in the dry bulk carrier industry. In December 2004, charter rates reached an all-time high, and then subsequently declined by approximately 30% through early 2005 before recovering and stabilizing during the remainder of the first quarter of 2005. Because many factors that may influence the supply of, and demand for, vessel capacity are unpredictable, the timing, direction and degree of changes in the international dry bulk shipping industry are also not predictable.

          The degree of charter rate volatility among different types of dry bulk carriers has varied widely. Although our fleet deployment strategy may limit our exposure, we are nonetheless exposed to changes in spot rates for dry bulk carriers and such changes may affect our earnings and the value of our vessels at any given time.

          The factors affecting the supply and demand for vessels and dry bulk charter rates are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. Factors that influence demand for vessel capacity include:

         o supply and demand for dry bulk products;

         o global and regional economic conditions;

         o the distance dry bulk cargoes are to be moved by sea; and

         o changes in seaborne and other transportation patterns.

The factors that influence the supply of vessel capacity include:

         o the number of newbuilding deliveries;

         o the scrapping rate of older vessels;

         o the level of port congestion;

         o changes in environmental and other regulations that may limit the useful life of vessels;

         o the number of vessels that are out of service; and

         o changes in global dry bulk commodity production.

          If we determine at any time that a vessel's future limited useful life and earnings requires us to impair its value on our financial statements, that could result in a charge against our earnings and the reduction of our stockholders' equity. If for any reason we sell our vessels at a time when prices have fallen and before an impairment adjustment is made to our financial statements, the sale price may be less than the vessel's carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings.

Our vessels may suffer damage and we may face unexpected drydocking costs which could affect our cash flow and financial condition

          If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover. This would decrease earnings.

Our operations outside the United States expose us to global risks that may interfere with the operation of our vessels

          We are an international company and primarily conduct our operations outside the United States. Terrorist attacks such as the attacks on the United States on September 11, 2001 and the United States' continuing response to these attacks, as well as the threat of future terrorist attacks, continues to cause uncertainty in the world financial markets which may affect our business, results of operations and financial condition. Political instability, terrorist or other attacks, war or international hostilities may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

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

Maritime claimants could arrest our vessels, which could interrupt our cash flow

          Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to make significant payments to have the arrest lifted.

          In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our ships.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings

          A  government  could  requisition  for  title  or seize  our  vessels.
Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels would negatively impact our revenues.

We depend on companies that are affiliated or wholly-owned subsidiaries to manage our business.

          Historically, our fleet has been managed by Excel Management Ltd., or "Excel Management", an affiliated company controlled by our Chairman of the Board of Directors, under a five-year management agreement. Under this agreement, we paid Excel Management a monthly management fee of $15,000 per month for each of our vessels and an annual fee for general corporate and clerical management services of $60,000. The agreement provided that both of these fees would increase annually by five percent. Excel Management had sub-contracted Maryville Maritime Inc to perform some of these management services. Maryville became a wholly-owned subsidiary of ours in March 2001.

          In order to streamline operations, reduce costs and take control of the technical and commercial management of our fleet, in early March 2005, with effect from January 1, 2005, we reached an agreement with Excel Management to terminate the management agreement, the term of which was scheduled to extend until April 30, 2008. The technical and commercial management of our fleet was directly assumed by our wholly-owned subsidiary, Maryville, in order to eliminate the fees we would have paid to Excel Management for the remaining term of the management agreement, which would have increased substantially given the expansion of our fleet from five vessels to 18 vessels through the recent acquisition of new vessels.

          On March 4, 2005, we also entered into a one-year brokering agreement with Excel Management. Under this brokering agreement, Excel Management will, pursuant to our instructions, act as our broker with respect to, among other matters, the employment of our vessels. For its chartering services under the brokering agreement, Excel Management will receive a commission fee equal to 1.25% of the revenue of our vessels. This agreement extends automatically for successive one-year terms at the end of its initial term. It may be terminated by either party upon twelve months prior written notice.

Our obligations to issue shares of Class A common stock to Excel Management under the terms of our management agreement termination agreement will be dilutive to our existing shareholders.

          As consideration for Excel Management's consent to terminate the management agreement and forego the fees it would have received under the management agreement had the agreement remained in effect through its scheduled expiration in 2008, we have agreed to issue to Excel Management 205,000 shares of our Class A common stock, which is equal to approximately 1.5% of our Class A common stock outstanding as of March 2, 2005. We have agreed to issue these shares to Excel Management by March 2, 2006. Excel Management may not transfer these shares for a period of two years after their issuance, and the shares will contain a restrictive legend to that effect.

          In addition to the shares to be issued to Excel Management under the Management Termination Agreement, as part of the consideration for agreeing to terminate the management agreement, we have also agreed to issue additional shares to Excel Management in an amount equal to 1.5% of any shares of Class A common stock issued by us to any third party until December 31, 2008 for any reason. If any such additional shares are issued, Excel Management may not transfer these additional shares for a period of two years after their issuance.

          In connection with our agreement to issue the 205,000 shares of our Class A common stock and the anti-dilution issuances described above, Excel Management has agreed to make a one time cash payment to us in an amount equal to $2,023,846 upon delivery of such shares. We will not receive any cash payment or other future consideration in receipt of shares of Class A common stock issued to Excel Management in connection with any anti-dilution issuances.

          Issuances of shares of Class A common stock to Excel Management as a result of the original issuance and anti-dilution issuances will be dilutive to our existing shareholders.

We may not be exempt from U.S. taxation on our U.S. source shipping income, which would reduce our net income and cash flow by the amount of the applicable tax.

          For our taxable years ending on and prior to December 31, 2004, we believe and take the position that we and our subsidiaries were exempt from tax under section 883 of the U.S. Internal Revenue Code, or the Code, on the basis we were a public company, more than 50% of the value of whose stock was primarily and regularly traded on the American Stock Exchange and on the basis the final regulations interpreting Code section 883 in a manner contrary to our position do not become effective until January 1, 2005 for calendar year taxpayers such as ourselves. We can give no assurance, however, that we would prevail in our position if challenged. Furthermore, beginning with calendar year 2005, we believe we and our subsidiaries will no longer be able to qualify for exemption under Code section 883.

          If we were not eligible for exemption from tax under Code section 883, we would be subject to a four percent tax on our U.S. source shipping income, which is comprised of 50% of our shipping income attributable to the transport of cargoes to or from United States ports. Based on our calculations to date, we do not believe our U.S. federal tax liability has been or will be material. However, we can give no assurance that the trading pattern of our ships will not change in the future and that as a result, our tax liability could become material and our net income and cash flow would be reduced by the amount of the applicable tax.

We may not be exempt from Liberian taxation which would materially reduce our net income and cash flow by the amount of the applicable tax.

          The Republic of Liberia enacted a new income tax law generally effective as of January 1, 2001, or the New Act, which repealed, in its entirety, the prior income tax law, or the Prior Law, in effect since 1977 pursuant to which we and our Liberian subsidiaries, as non-resident domestic corporations, were wholly exempt from Liberian tax.

          In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping such as ourselves will not be subject to tax under the New Act retroactive to January 1, 2001 (the "New Regulations"). In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, we and our Liberian subsidiaries will be wholly exempt from tax as under the Prior Law.

          If we were subject to Liberian income tax under the New Act, we and our Liberian subsidiaries would be subject to tax at a rate of 35% on our worldwide income. As a result, our net income and cash flow would be materially reduced by the amount of the applicable tax. In addition, our shareholders would be subject to Liberian withholding tax on dividends at rates ranging from 15% to 20%.

Because we generate all of our revenues in U.S. dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations

          We generate all of our revenues in U.S. dollars but incur approximately 30% of our vessel operating expenses in currencies other than U.S. dollars. This variation in operating revenues and expenses could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Japanese yen, the Euro, the Singapore dollar and the British pound sterling. Expenses incurred in foreign currencies against which the U.S. dollar falls in value may increase as a result of these fluctuations, therefore decreasing our net income. We do not hedge these risks. Our results of operations could suffer as a result.

If we or any of our  subsidiaries  were  treated as a foreign  personal  holding
company,   a  U.S.   investor  in  our  common   shares   would  be  subject  to
disadvantageous rules under the U.S. tax laws

          We are not aware of any facts which establish that we or any of our subsidiaries currently meet the requirements for classification as a foreign personal holding company (an "FPHC") for United States federal income tax purposes. However, some of the facts relevant to such a determination are outside of our knowledge and control. Therefore, we are unable to establish whether we or any of our subsidiaries constitute an FPHC. If we or one of our subsidiaries were treated as an FPHC, then each United States holder owning, directly or indirectly, common shares on the last day in the taxable year on which the FPHC ownership requirement with respect to us or the subsidiary is met would be required to include currently in taxable income as a dividend a pro rata share of our or the subsidiary's undistributed FPHC income, which is, generally, our or the subsidiary's taxable income with certain adjustments and after reduction for certain dividend payments. Please see "Tax Considerations--United States federal income tax considerations--Foreign Personal Holding Company Considerations" herein.

If we were treated as a passive foreign investment company, a U.S. investor in our common shares would be subject to disadvantageous rules under the U.S. tax laws

          If we were treated as a passive foreign investment company (a "PFIC") in any year, U.S. holders of our common shares would be subject to unfavourable U.S. federal income tax treatment. We do not believe that we will be a PFIC in 2005 or in any future year. However, PFIC classification is a factual determination made annually and we could become a PFIC if the portion of our income derived from bareboat charters or other passive sources were to increase substantially. Moreover, the IRS may disagree with our position that time and voyage charters do not give rise to passive income for purposes of the PFIC rules. Accordingly, we can provide no assurance that we will not be treated as a PFIC for 2005 or for any future year. Please see "Tax Considerations--United States Federal Income Tax Considerations--Passive Foreign Investment Company Considerations" herein for a description of the PFIC rules.

          Dividends we pay with respect to our common shares to United States holders would not be eligible to be taxed at reduced U.S. tax rates applicable to qualifying dividends if we were a foreign personal holding company, a passive foreign investment company or under other circumstances.

          A recently enacted U.S. tax law provides that, for taxable years beginning prior to January 1, 2009, distributions on the common shares of non-U.S. companies that are treated as dividends for U.S. federal income tax purposes and are received by individuals generally will be eligible for taxation at capital gain rates if the common shares with respect to which the dividends are paid are "readily tradable on an established securities market in the United States." This treatment will not be available to dividends we pay, however, if we qualify as an FPHC, a foreign investment company (an "FIC") or a PFIC for the taxable year of the dividend or the preceding taxable year, or to the extent that (i) the shareholder does not satisfy a holding period requirement that generally requires that the shareholder hold the shares on which the dividend is paid for more than 61 days during the 121-day period that begins 60 days before the date on which the shares become ex-dividend with respect to such dividend,
(ii) the shareholder is under an obligation to make related payments with respect to substantially similar or related property or (iii) such dividend is taken into account as investment income under Section 163(d)(4)(B) of the Internal Revenue Code. We do not believe that we qualified as a PFIC, FIC or FPHC for our last taxable year and we do not expect to so qualify for our current or future taxable years.

Existing shareholders can exert considerable control over us, which may limit future shareholders' ability to influence our actions

          Our Class B common shares have 1,000 votes per share and our Class A common shares have one vote per share. Existing shareholders, including our executive officers and directors, together own 100% of our outstanding Class B common shares, representing approximately 89% of the voting power of our outstanding capital stock.

          Because of the dual class structure of our capital stock, the holders of Class B common shares have the ability to control and will be able to control all matters submitted to our stockholders for approval even if they come to own less than 50% of our outstanding common shares. While the existing shareholders have no agreement, arrangement or understanding relating to the voting of their shares of common stock, they will have the power to exert considerable influence over our actions.

We and our shareholders face certain risks related to our former employment of Arthur Andersen as our independent auditors

          Prior to May 30, 2002, Arthur Andersen served as our independent auditors. On May 30, 2002, we dismissed Arthur Andersen and retained Ernst & Young as our independent auditors for the fiscal year ended December 31, 2002. On August 31, 2002, Arthur Andersen LLP, an affiliate of Arthur Andersen, ceased practicing before the SEC.

          Arthur Andersen did not reissue its audit report with respect to our consolidated financial statements of fiscal year 2001 or consent to the inclusion in this report of its audit report. As a result, our investors may have no effective remedy against Arthur Andersen in connection with a material misstatement or omission in the financial statements to which its audit report relates. In addition, even if such investors were able to assert such a claim, Arthur Andersen may fail or otherwise have insufficient assets to satisfy claims made by investors that might arise under federal securities laws or otherwise with respect to its audit report.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have

          We are a Liberian corporation. Our articles of incorporation and bylaws and the Business Corporation Act of Liberia 1976 govern our affairs. While the Liberian Business Corporation Act resembles provisions of the corporation laws of a number of states in the United States, Liberian law does not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. However, while the Liberian courts generally follow U.S. court precedent, there have been few judicial cases in Liberia interpreting the Liberian Business Corporation Act. Investors may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a substantial body of case law.

There is no guarantee of a continuing active and liquid public market for our Class A common stock; and the price of our Class A common stock may be volatile.

          The price of our Class A common stock prior to and after an offering may be volatile, and may fluctuate due to factors such as:

          o actual or anticipated fluctuations in quarterly and annual results;

          o    mergers and strategic alliances in the shipping industry;

          o    market conditions in the industry;

          o    changes in government regulation;

          o fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

          o shortfalls in our operating results from levels forecast by securities analysts;

          o    announcements concerning us or our competitors; and

          o    the general state of the securities market.

Future sales of our Class A common stock may depress our stock price.

          The market price of our Class A common stock could decline as a result of sales of substantial amounts of our Class A common stock in the public market or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future equity offerings.

Loan agreements may prohibit or impose certain conditions on the payment of dividends.

          Most of our subsidiaries have entered into loan facilities which contain a number of financial covenants and general covenants that prohibit, among other things, a subsidiary from paying dividends without the consent of our lenders until the respective loan facility is paid in full. This prohibition on paying dividends means that these subsidiaries cannot pay dividends to us until the respective loan facilities are paid in full or with out the consent of our lenders, which in turn may affect our ability to make dividend payments to our shareholders. There can be no assurance that our subsidiaries will pay dividends to us or that we will make dividend payments to our shareholders even after all loan facilities are paid in full.

Our substantial level of indebtedness could adversely affect our financial condition and could have significant adverse consequences to us.

          As a result of our vessel acquisitions, we have incurred a substantial amount of indebtedness, which requires significant principal and interest payments. We may be unable to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of our indebtedness when due. In addition, we may incur additional indebtedness. Our substantial level of indebtedness could have adverse consequences to us, including the following:

          o our ability to obtain additional financing for working capital, capital expenditures and vessel acquisitions may be impaired;

          o a substantial portion of our cash flow from operations may have to be dedicated to the payment of the principal of and interest on our indebtedness;

          o our leverage may make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures;

          o if our level of indebtedness is higher than that of some of our competitors, we may be at a competitive disadvantage and our flexibility in planning for, or responding to, changing conditions in our industry, including increased competition or regulation, may be reduced;

          o rising interest rates could have a material adverse effect on us since a substantial portion of our indebtedness bears interest at variable rates; and

          o if we are unable to service our debt, our creditors could accelerate our debt and foreclose on our fleet.


We may not be able to finance all of the vessels for which we may in the future enter into MOAs.

          If we enter into a MOA for an additional vessel or vessels, we may need to obtain a credit facility to finance a portion of the purchase of that vessel or vessels. We cannot be certain that sufficient financing will be available on terms that are acceptable to us or at all to finance that portion of the purchase price of the additional vessels for which we may in the future enter into an MOA. If we cannot obtain funding for the balance due on an MOA for one of these vessels we may not have sufficient funds to purchase that vessel, in which case the deposit for that vessel is subject to forfeiture.

Because most of our employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings

          We employ approximately 133 seafarers and 31 land-based employees in our Athens office. The employees in Athens are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labour interruptions. Any labour interruptions could disrupt our operations and harm our financial performance.


ITEM 4 - INFORMATION ON THE COMPANY

The Company

          We, Excel Maritime Carriers Ltd., are a shipping company specializing in the world-wide seaborne transportation of dry bulk cargoes. We were incorporated under the laws of the Republic of Liberia on November 2, 1988 and our Class A common stock trades on the American Stock Exchange (AMEX) under the symbol EXM.

          We are a provider of worldwide sea borne transportation services for dry bulk cargo including among others, iron ore, coal and grain, collectively referred to as "major bulks," and steel products, fertilizers, cement, bauxite, sugar and scrap metal, collectively referred to as "minor bulks".

          The address of our registered office in Bermuda is 14 Par-la- Villa Road, Hamilton HM JX, Bermuda. We also maintain executive offices at 67 Akti Miaouli Street, 185 38 Piraeus, Greece. Our telephone number at that address dialing from the U.S. is (011) 30210-459-8692.

Business Overview

          As of December 31, 2004, our fleet consisted of five dry bulk carriers, comprised of two Capesize bulk carriers, two Handymax bulk carriers and one Handysize bulk carrier, with a total cargo carrying capacity of 357,947 dwt. All existing vessels were acquired in 1999 except for the one Handymax bulk carrier, the "Lady" which was acquired in October 2002.


          During the last quarter of 2004 we entered into agreements to acquire two Panamax bulk carriers and three Handymax bulk carriers with a total cargo carrying capacity of 263,624 dwt tons. All five vessels were delivered by May 2005.

          In December 2004, we agreed to sell the oldest vessel of our fleet, the MV Petalis, a 1975 Handymax bulk carrier. It was delivered to her new owners on March 7, 2005.

          Subsequent to December 31, 2005 we entered into a total of eleven MOAs to acquire eleven dry bulk carriers, consisting of three Handymaxes with a total carrying capacity of approximately 126,000 dwt and eight Panamaxes with a total carrying capacity of approximately 574,200 dwt. All of these vessels have been delivered except for the Panamax vessel Fortezza which is expected to be delivered in early July 2005. Furthermore, in May 2005, we entered into agreements to sell the vessels Fighting Lady and Lucky Lady as further discussed in the footnotes to the table below. After all acquisitions and disposals are completed, our fleet will consist of 18 vessels with a total cargo carrying capacity of 1,112,070 dwt. We financed these acquisitions through a combination of proceeds from equity offerings, debt financing and operating income.

The following table represents the existing fleet together with the new acquisitions:

EXISTING FLEET (As of December 31, 2004)

NAME                   TYPE            DWT          YEAR        COUNTRY BUILT
----                   ----            ---          ----        -------------

Fighting Lady (2)      Capesize       146,313       1983        Korea

Almar I                Capesize       107,140       1979        Japan

Lady                   Handymax        41,090       1985        Japan

Petalis (1)            Handymax        35,982       1975        Japan

Lucky Lady (3)         Handysize       27,422       1975        Japan

Total                                 357,947


NEW ACQUISITIONS

(Last quarter 2004)

First Endeavour        Panamax         69,111       1994        Japan

Isminaki               Panamax         74,577       1998        Japan

Swift                  Handymax        37,687       1984        Japan

Goldmar                Handymax        39,697       1984        Japan

Marybelle              Handymax        42,552       1987        Japan

Total                                 263,624

(Early 2005)

Emerald                Handymax        45,572       1998        Japan

Princess I             Handymax        38,858       1994        Japan

Attractive             Handymax        41,524       1985        Japan

Total                                 125,954


Birthday               Panamax         71,504       1993        Japan

Renuar                 Panamax         70,128       1993        China

Elinakos               Panamax         73,751       1997        Japan

Angela Star            Panamax         73,798       1998        Japan

Powerful               Panamax         70,083       1994        China

Happy Day              Panamax         71,694       1997        Japan

Fortezza (4)           Panamax         69,634       1993        Japan

Rodon                  Panamax         73,670       1993        Korea

Total                                 574,262

Total new acquisitions

(16 vessels)                          963,840

Grand Total (18 vessels)            1,112,070

(Without Petalis, Fighting Lady and Lucky Lady)

(1) On December 14, 2004, we entered into an agreement to sell one of our older vessels, MV Petalis, for $5.1 million. The vessel was delivered to her new owners on March 7, 2005.

(2)On May 19, 2005, we entered into an agreement to sell MV Fighting Lady, for $24.85 million. The vessel is expected to be delivered by the latest August 20, 2005.

(3) On May 26, 2005, we entered into an agreement to sell the second of our older vessels, MV Lucky Lady, for $2.6 million. The vessel was delivered to her new owners on June 13, 2005.

(4) Fortezza is expected to be delivered at early July 2005.


Competitive Strengths

We believe that we possess a number of competitive strengths in our industry:

o Experienced Management Team. Our management team has significant experience in operating dry bulk carriers and expertise in all aspects of commercial, technical, operational and financial areas of our business, promoting a focused marketing effort, tight quality and cost controls, and effective operations and safety monitoring.

o Strong Customer Relationships. We have strong relationships with our customers and charterers that we believe are the result of the quality of our fleet and our reputation for dependability. Through Maryville Maritime Inc., our management subsidiary, we have many long-established customer relationships, and our management believes it is well regarded within the international shipping community. During the past 15 years, vessels managed by Maryville have been repeatedly chartered by subsidiaries of major dry bulk operators. In 2004, we derived approximately 44% of our gross revenues from 4 charterers.

o Cost Efficient Operations. We historically operated our fleet at competitive costs by carefully selecting second hand vessels, competitively commissioning and actively supervising cost efficient shipyards to perform repair, reconditioning and systems upgrading work, together with a proactive preventive maintenance program both ashore and at sea, and employing professional, well trained masters, officers and crews. We believe that this combination has allowed us to minimize off-hire periods, effectively manage insurance costs and control overall operating expenses.


Our Business Strategy

Our business strategy includes:

o Timely acquisitions of older second hand vessels. We historically have acquired and operated older second hand vessels. We believe this strategy has enabled us to generate higher net revenues than those available from purchasing and operating younger second hand vessels or newbuildings. Our ability to effectively operate our second hand fleet is enhanced by our technical management skills and preventive maintenance programs and our efficient cost structure.

o Capitalizing on our established reputation. We believe that we have established a reputation in the international shipping community for maintaining high standards of performance, reliability and safety. Since our current management was appointed in 1998, the Company has not suffered the total loss of a vessel at sea or otherwise. In addition, our wholly-owned management subsidiary, Maryville, carries the distinction of being one of the first Greece-based ship management companies to have been certified ISO 14001 compliant by Bureau Veritas.

o Fleet expansion and reduction in average age. We intend to grow and, over time, reduce the average age of our fleet through timely and selective acquisitions of well-maintained second hand dry bulk carriers. Our acquisition candidates generally are chosen based on selected financial and technical criteria. We also expect to explore opportunities to sell some of our older vessels.

o Balanced Fleet Deployment Strategy. Our fleet deployment strategy seeks to maximize charter revenue throughout industry cycles while maintaining cash flow stability. We intend to achieve this through a balanced portfolio of spot and period time charters. To that end, we aim to employ our recent acquisitions in the period time charter market, while the remainder of our fleet is deployed in the spot charter markets.

Corporate Structure

         We own each of our vessels through separate wholly-owned subsidiaries incorporated in Liberia and Cyprus. Until December 31, 2004 the operations of our vessels were managed by Excel Management Ltd., an affiliated Liberian corporation formed on January 13, 1998, under a management agreement that was terminated early March 2005 with effect from January 1, 2005. Excel Management had subcontracted to Maryville Maritime Inc., a wholly-owned subsidiary of ours, since March 2001, some of the management services. These services are provided at usual market rates and include technical management, such as managing day-to-day vessel operations including supervising the crewing, supplying, maintaining and drydocking of vessels, commercial management regarding identifying suitable vessel charter and sale/purchase opportunities and certain accounting services. Effective January 1, 2005 Maryville is directly managing the operations of our vessels, while Excel Management acts as our broker with respect to, among other matters, the employment of our vessels under a brokering agreement concluded on March 4, 2005 and pursuant to our instructions.

         The names of our wholly-owned subsidiaries that own vessels and the vessel each owns are as follows:

Subsidiaries as at 31.12.2004
-----------------------------

         NAME OF COMPANY                              NAME OF VESSEL
         ---------------                              --------------

         Centel Shipping Co. Ltd.                     Lady
         Maldex Shipping Co. Ltd.                     Almar
         Becalm Shipping Co. Ltd.                     Fighting Lady **
         Tortola Shipping Co. Ltd.                    Lucky Lady **
         Storler Shipping Co. Ltd.                    Petalis (sold)
         Snapper Marine Ltd.                          Marybelle
         Pisces Shipholding Ltd.                      Goldmar
         Liegh Jane Navigation S.A.                   Swift
         Teagan Shipholding S.A.                      First Endeavour
         Fianna Navigation S.A.                       Isminaki
         Ingram Limited Emerald                       Emerald
         Whitelaw Enterprises Co.                     Birthday
         Castalia Services Ltd.                       Princess I

New subsidiaries established after 31.12.2004 *
-----------------------------------------------

         NAME OF COMPANY                              NAME OF VESSEL
         ---------------                              --------------

         Fountain Services Ltd.                       Powerful
         Candy Enterprises Inc.                       Renuar
         Barland Holding Inc.                         Attractive
         Yasmine International Inc.                   Elinakos
         Amanda Enterprises Ltd.                      Happy Day
         Marias Trading Inc.                          Angela Star
         Harvey Development Corp.                     Fortezza (to be delivered)
         Tanaka Services Ltd.                         Rodon
         Magalie Investments Co.                      -
         Melba Management Ltd.                        -
         Minta Holdings S.A.                          -
         Odell International Ltd.                     -
         Naia Development Corp.                       -

         *In order for the company to acquire the new vessels it has established thirteen new subsidiaries listed above, one company for each new vessel.

         ** sold subsequent to December 31, 2004

Operations & Ship Management

         Historically, our fleet has been managed by Excel Management, Ltd., ("Excel Management"), an affiliated company controlled by our Chairman of the Board of Directors, under a five-year management agreement. Under this agreement, we paid Excel Management a monthly management fee of $15,000 per month for each of our vessels and an annual fee for general corporate and clerical management services of $60,000. The agreement provided that both of these fees would increase annually by five percent. Excel Management had sub-contracted Maryville Maritime Inc to perform some of these management services. Maryville subsequently became a wholly-owned subsidiary of ours.

          In order to streamline operations, reduce costs and take control of the technical and commercial management of our fleet, in early March 2005, with effect from January 1, 2005, we reached an agreement with Excel Management to terminate the management agreement, the term of which was scheduled to extend until April 30, 2008. The technical and commercial management of our fleet will be assumed by our wholly-owned subsidiary, Maryville, in order to eliminate the fees we would have paid to Excel Management for the remaining term of the management agreement, which would have increased substantially given the expansion of our fleet from five vessels to 18 vessels through the recent acquisition of new vessels. As consideration for Excel Management's consent to terminate the management agreement and forego the fees it would have received under the management agreement had the agreement remained in effect through its scheduled expiration in 2008, we have agreed to issue to Excel Management 205,000 shares of our Class A common stock, which is equal to approximately 1.5% of our Class A common stock outstanding as of March 2, 2005. We have agreed to issue these shares to Excel Management by March 2, 2006. Excel Management may not transfer these shares for a period of two years after their issuance, and the shares will contain a restrictive legend to that effect. In addition to the above-mentioned shares, as part of the consideration for agreeing to terminate the management agreement, we have also agreed to issue additional shares to Excel Management in an amount equal to 1.5% of any shares of Class A common stock issued by us to any third party until December 31, 2008 for any reason. If any such additional shares are issued, Excel Management may not transfer these additional shares for a period of two years after their issuance.

          In connection with our agreement to issue the 205,000 shares of our Class A common stock and the anti-dilution issuances described above, Excel Management has agreed to make a one time cash payment to us in an amount equal to $2,023,846 upon delivery of such shares. We will not receive any cash payment or other future consideration in receipt of shares of Class A common stock issued to Excel Management in connection with any anti-dilution issuances.

          On March 4, 2005, we also entered into a one-year brokering agreement with Excel Management. Under this brokering agreement, Excel Management will, pursuant to our instructions, act as our broker with respect to, among other matters, the employment of our vessels. For its chartering services under the brokering agreement, Excel Management will receive a commission fee equal to 1.25% of the revenue of our vessels. This agreement extends automatically for successive one-year terms at the end of its initial term. It may be terminated by either party upon twelve months prior written notice.

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

Environmental Regulation-Other Environmental Initiatives.

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

The International Dry Bulk Shipping Market

          The dry bulk shipping market is the primary provider of global commodities transportation. Approximately one third of all seaborne trade is dry bulk related.

          During 2004, dry bulk trade growth increased by approximately 5%, more than twice than the historical average growth. This increase is primarily attributed to the heavy demand for major bulk commodities, such as iron ore and coal, from the Far East region and more specifically from China. China's economy in 2004 continued growing at a record pace of almost 9% due to the country's rapid industrial growth.

          On the supply side, the world fleet grew in 2004 by approximately 6% in terms of dwt to 327.6 million. Scrapping of vessels for 2004 was at an all time low at 0.5 million dwt as most of the owners elected to take advantage of the favorable shipping markets instead of scrapping their vessels.

          The increased dry bulk trade growth demand, the constrained supply of vessels and the heavy port congestions and delays witnessed throughout 2004 in Australia, Brazil, China and India, drove the dry bulk markets higher with rates reaching historical all time highs during the last quarter of 2004.

Customers

          The Company has many long-established customer relationships, and management believes it is well regarded within the international shipping community. During the past 15 years, vessels managed by Maryville have been repeatedly chartered by subsidiaries of major dry bulk operators. In 2004, we derived approximately 44% of our gross revenues from four charterers listed below:

         Malissa SCTT                                      15%
         Transfield Er Capeltd BV                          12%
         NCS North China Shipping Co ltd BVI               10%
         Coscobulk of Tianjin P.R.C.                        7%
                                                        ---------------
         Total                                             44%
                                                        ---------------


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

Inspection by Classification Society

          The hull and machinery of every commercial vessel must be classed by a classification society authorised by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. The Company's vessels have been certified as being "in class" by their respective classification societies: Bureau Veritas ("BV"), Lloyd's Register of Shipping and Nippon Kaiji Kyokai Corp. ("NKK").

          In addition, our wholly-owned management subsidiary, Maryville believed in Safety Management and Quality long before they became mandatory by the relevant institutions. Although the shipping industry was aware that Safety Management (ISM CODE) would become mandatory as of July 1, 1998, Maryville Maritime, in conjunction with ISO 9002:1994, commenced operations back in 1995 aiming to voluntarily implement both systems well before the International Safety Management date.

          Maryville was the first ship management company in Greece to receive simultaneous ISM and ISO Safety and Quality Systems Certifications in February 1996, for the safe operation of dry cargo vessels. Both systems were successfully implemented in the course of the years, until a new challenge ISO 9001: 2000 and ISO 14001:1996 was set. At the end of 2003, Maryville Maritime's Management System was among the first five company management systems to have been successfully audited and found to be in compliance with both management System Standards mentioned above. Certification to Maryville was issued in early 2004.

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

Organizational Structure

          We are the parent company (100% owner) of the following wholly-owned subsidiaries:

            Subsidiary                       Place of Incorporation
            ----------                       ----------------------

            Maryville Maritime Inc.          Liberia (acquired March 31, 2001)

            Point Holdings Ltd. (1)          Liberia

          (1) As of December 31, 2004, Point Holdings Ltd. is the parent company (100% owner) of eight Liberian and five Cyprus vessel-owning companies, each of which owns one vessel. The Liberian companies took delivery of their vessels subsequent to December 31, 2004. As of June 6, 2005, Point Holdings Ltd. is the parent company of twenty one Liberian and five Cyprus holding companies. Sixteen and four of these Liberian and Cyprus holding companies, respectively, each own, or will own, one vessel, notwithstanding the two pending deliveries of the vessels Lucky Lady and Fighting Lady ( each owned by separate Cyprus holding companies) which are expected to be delivered to their acquirers in late June and August 2005, respectively. See "Corporate Structure" above.

Description of Property

          We have no freehold interest in any real estate. During 2001, upon the purchase of Maryville, Maryville entered into a lease agreement for the rental of office premises with an unrelated party. The initial term of the lease agreement was for one year and is renewable in successive one-year increments through 2010 at Maryville's option after its initial term. Operating lease payments for 2002, 2003 and 2004 were $49,000, $60,000 and $70,000, respectively.


ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Recently Issued Accounting Standards

          Recent Statements of Financial Accounting Standards ("SFAS") issued by the Financial Accounting Standards Board ("FASB") are summarized as follows:

          FASB  Interpretation  No.  46R:  In  December  2003,  the FASB  issued
Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (the "Interpretation"), which revised Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest's entity in its financial statements. The Company was required to adopt the provisions of FIN 46R for entities created prior to February 2003, in 2004. The adoption of FIN 46R in 2004 did not have any impact on the Company's consolidated financial position, results of operations or cash flows.

          FASB Statement No. 123 (revised 2004): On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

          Statement 123(R) must be adopted no later than January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt Statement 123(R) on January 1, 2006. Statement 123(R) permits public companies to adopt its requirements using one of two methods:

          o A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

          o A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

          The Company plans to adopt Statement 123(R) using the modified-prospective method. The Company currently applies the fair-value-based method of accounting for share-based payments in accordance with Statement 123. Currently, the company uses the Black-Scholes-Merton formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of Statement 123(R) on January 1, 2006. The Company does not anticipate that adoption of Statement 123(R) will have a material impact on its results of operations, financial position or cash flows.

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

Impairment of Long-Lived Assets

          We use SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity should be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount plus any unamortized dry-docking or special survey costs, we should evaluate the asset for an impairment loss. Our estimates are based on historical industry freight rate averages for each category of vessel taking into account the age, specifications and likely trading pattern of each vessel. Actual freight rates may be volatile and estimations may differ considerably from actual results. If our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value plus any unamortized dry-docking or special survey costs, the carrying value is written down to the fair market value as obtained from independent experts, given that the fair market value is lower than the vessel's carrying value. As vessel values are also volatile, the actual market value of a vessel may differ significantly from estimated values within a short period of time.

          In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of our vessels. The review for impairment of each vessel's carrying amount, as of December 31, 2002, 2003 and 2004, did not result in an indication of an impairment loss.

Vessels' Depreciation

          Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of our vessels to be 28 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted at the date such regulations become effective.

Accounting for Dry-docking and Special Survey Costs

          We follow the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's ale.

Accounting for Revenue and Expenses

          Revenues are generated from freight billings and time charter hires. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter, the revenues and associated voyage costs are recognized ratably over the duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Vessel operating expenses are accounted for on an accrual basis.

Results of Operations

Revenues from Vessels

          Gross revenues from vessels consist primarily of (i) hire earned under time charter contracts, where charterers pay a fixed daily hire or (ii) amounts earned under voyage charter contracts, where charterers pay a fixed amount per ton of cargo carried. Gross revenues are also affected by the proportion between voyage and time charters, since revenues from voyage charters are higher than equivalent time charter hire revenues, as they cover all costs relating to a given voyage, including port expenses, canal dues and fuel (bunker) costs. Accordingly, year-to-year comparisons of gross revenues are not necessarily indicative of the Trading Fleet's performance. The time charter equivalent per vessel ("TCE"), which is defined as gross revenue per day less commissions and voyage costs provides a more accurate measure for comparison.

Voyage Expenses

          Voyage expenses consist of all costs relating to a given voyage, including port expenses, canal dues and fuel (bunker) costs, and commissions. Under voyage charters, the owner of the vessel pays such expenses whereas under time charters the charterer pays such expenses. Therefore, voyage expenses can exhibit significant fluctuations from period to period depending on the type of charter arrangement.

Vessel Operating Expenses

          Vessel operating expenses consist primarily of crewing, repairs and maintenance, lubricants, victualling, stores and spares and insurance expenses. The vessel owner is responsible for all vessel operating expenses in voyage and time charters.

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

Management Fees

          Management fees consist of fixed management fees per vessel per month charged by Excel Management Ltd. for managing vessels. As of March 2005, with effect from January 2005, we reached an agreement with Excel Management Ltd to terminate our management agreement and the technical and commercial management of our fleet will be assumed by our wholly-owned subsidiary, Maryville.

Results of Operations

Fiscal Year ended December 31, 2004 Compared to Fiscal Year ended December 31, 2003

Revenues from Vessels

          Gross revenues (before deduction of broker's commissions and voyage expenses) increased by $25.9 million, or 99.2 % to $52.0 million for 2004, compared to $26.1 million for 2003. This increase was a direct result of a higher drybulk charter market related to the growth in international seaborne transportation for drybulk cargoes in Asia and China. As a result the average daily TCE rate increased 119.6% from $11,140 for 2003, to $24,465 for 2004.

Voyage Expenses

          Voyage expenses, which primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, as well as commissions, increased $0.8 million, or 11.0 %, to $8.1 million for 2004, compared to $7.3 million for 2003. This increase is primarily due to the increase in commissions paid as a result of higher voyage revenues earned.

Vessel Operating Expenses

          Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, increased by $1.0 million, or 15.4 %, to $7.5 million for 2004 compared to $6.5 million for 2003. Daily vessel operating expenses per vessel increased by $ 531, or 14.8 %, to $4,108 for 2004, compared to $3,577 for 2003. This increase is primarily due to (i) an increase in the cost of repairs and spares due to the aging of our fleet, (ii) an increase in our crew costs due to the annual pay increases and (iii) increased insurance costs that resulted from an increase in rates charged by insurance companies throughout the shipping sector.

Depreciation and Amortization

          Depreciation and amortization, which includes depreciation of vessels as well as amortization of dry docking and special survey costs increased by $0.2 million, or 13.3% to $1.7 million for 2004 compared to $1.5 million for 2003. This increase is primarily due to an increase in amortization of dry-docking and special survey expenses as the full impact of last year's dry-dockings is realized in addition to this year's dry-docking of MV Almar I during January 2004.

General and Administrative Expenses

          General and administrative  expenses,  increased by $ 1.1 million,  or
55.0 %, to $ 3.1 million for 2004 compared to $2.0 million for 2003. The increase of $1.1 million is attributable to (i) the foreign currency translation effect from converting the Euro denominated expenses of Maryville to US Dollars,
(ii) an increase in salaries and bonuses paid and (iii) the $0.2 million of compensation expenses recorded in connection with all stock-based employee compensation awards.

Interest and finance costs, net

          Net interest cost amounted to $0.1 million in 2004, a decrease of $0.4 million, compared to the $0.5 million in 2003. This change is primarily attributed to (i) the increased cash balances throughout the year that were a result of our increased profitability in 2004 and (ii) the repayment of a portion of our existing long-term debt during 2004.

Foreign currency losses

          We incurred a $ 0.04 million foreign currency loss for 2004 compared to a loss of $ 0.06 million for 2003.

Other net

          We recognized a loss of $0.02 million during 2004 compared to a loss of $0.09 million during 2003. The reduction is due to gains realized from the receipt of amounts received in connection with claims for damages to our vessels that were in excess of the actual cost associated with the repairs.

Fiscal Year ended December 31, 2003 Compared to Fiscal Year ended December 31, 2002

Revenues from Vessels

          Gross revenues (before deduction of broker's commissions and voyage expenses) were $26.1 million in 2003 compared to $15.6 million in 2002, an increase of $10.5 million or 67.3%. This increase was primarily attributable to a 89.0% increase in the average fleet TCE rate from $5,894 in 2002 to $11,140 in 2003, plus an increase of 15.6% in the total number of fleet available days from 1,458 in 2002 to 1,686 in 2003 due to Lady completing a full year's trading (delivered in October 2002) off-set by a total of 139 days for special survey/ dry-dockings.

Voyage Expenses

          Voyage Expenses were $7.3 million in 2003, an increase of $0.3 million or 4.3% compared to $7.0 million in 2002. This minor increase in Voyage Expenses in comparison to the large increase in Revenues from Vessels was attributable to the fleet performing more time charters in 2003 than in 2002.

Vessel Operating Expenses

          Vessel Operating Expenses were $6.5 million in 2003 compared to $5.4 million in 2002 an increase of $1.1 million or 20.4%, which was a result of an increase in the number of operating days from 1,524 in 2002 to 1,825 days in 2003 or a 19.8% increase.

Depreciation and Amortization

          The Depreciation and Amortization charge for 2003 was $1.5 million compared to $1.1 million in 2002. The increase is primarily due to the operation of the vessel Lady for a full year compared to just 61 days in 2002 (the vessel Lady was purchased on October 31, 2002).

General and Administrative Expenses

          General and Administrative Expenses for 2003 were $2.0 million compared to $1.5 million in 2002. The increase of $0.5 million reflects mainly the increased cost of conversion of US$ into Euro to cover Euro administrative expenses within Maryville Maritime Inc.

Interest and finance costs, net

          Net interest cost amounted to $0.5 million in 2003, a decrease of $0.2 million, compared to $0.7 million in 2002. The decrease is primarily due to the write-off of deferred financing costs in 2002 as result of the disposal of one of our subsidiaries and the repayment of certain of our loans.

Foreign currency losses

          We incurred a $0.06 million foreign currency loss in 2003 compared to a loss of $0.04 million in 2002.

Other net

          We recognized a loss of $0.09 million in 2003 compared to a gain of $0.16 in 2002. This is primarily due to the gain we realized from the disposal of a subsidiary in early 2002.

Expected Additional Capital Commitments-Stock Option Compensation Expenses

          In October 2004, the Company's Board of Directors approved a Stock Option Plan providing for granting of 100,000 options to purchase Class A common shares to the Company's Chief Executive Officer. Prior to October 2004, the Company had not issued stock-based compensation to its employees. The Company accounts for employee stock-based compensation in accordance with the provisions of SFAS No. 123 using the fair value method wherein the fair value of such awards are determined on the grant date and recognized as compensation expense in the consolidated statements of income over the vesting period of the options.

          Under the terms of the Plan, all stock options granted vest on the third anniversary of the date upon which the option was granted. The options expire on the fifth anniversary of the date upon which the option was granted. The exercise price of the options is the closing price of the Company's common stock at the grant date, less a discount of 15%.

          The weighted average grant-date fair value of options granted during the year was $27.91. The weighted-average remaining contractual life of options outstanding at December 31, 2004 is 4.76 years.

Liquidity and Capital Resources

          The Company operates in a capital-intensive industry, which requires extensive investment in revenue-producing assets. The liquidity requirements of the Company relate to servicing its debt, funding investments in vessels, funding working capital and maintaining cash reserves. Net cash flow generated by operations has historically been the main source of liquidity and has been sufficient to cover all requirements. Additional sources of liquidity also include proceeds from assets sales, bank indebtedness and sales of equity securities.

          The Company believes that based upon current levels of operation and cash flows from operations, it will have adequate liquidity to make required payments of principal and interest on the Company's debt and fund working capital requirements through January 1, 2006.

          Historically our principal source of funds has been equity provided by our Stockholders, including our offerings of our Class A common stock completed on December 13, 2004 and March 17, 2005, respectively, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to grow our fleet, maintain the quality of our drybulk vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends.

          Our practice has been to acquire drybulk vessels using a combination of cash on hand, funds received from equity investors and bank debt secured by mortgages on our drybulk vessels. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer second hand drybulk vessels and the selective sale of our older drybulk vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk vessels on favourable terms.

          For legal and economic restrictions on the ability of the company's subsidiaries to transfer funds to the company in the form of dividends, loans, or advances and the impact of such restrictions see "Risk factors " above.

Operating Activities

          The net cash from operating activities increased by $23.1 million to $32.0 million during 2004, compared to net cash from operating activities of $8.9 million during 2003. This increase is primarily attributable to net income of $32.1 million as a result of the improved trading conditions.

Investing Activities

          The net cash used in investing activities was $26.2 million during 2004, which is a result of the advances given for the acquisition of the five new vessels. Net cash used in investing activities for 2003 was $0.

Financing Activities

          The net cash from financing activities was $55.1 million during 2004, compared to net cash used in financing activities of $6.9 million during 2003. This is primarily due to the equity offering of 2.2 million shares completed in December of 2004 that resulted in $51.5 million of net cash proceeds and an increase of long-term debt by $7.8 million for the financing of the vessel Goldmar.

          As of December 31, 2004, we had three outstanding loans with a combined outstanding balance of $13.6 million. We expect that during 2005, $5.9 million will be paid for the full repayment of two loans and another $2.0 million will be repaid for the third loan. It is anticipated that the remaining $5.7 million will be fully repaid by 2008 as shown in the table below.

Summary of Contractual Obligations

          The following table sets forth our contractual obligations and their maturity dates as of December 31, 2004:

                             Payments due by period
                                                                     2009 &
                          Total     2005    2006    2007    2008   Thereafter
                          -----     ----    ----    ----    ----  ---------
Long-term debt           13,620     7,870   1,350   1,350   3,050      0
Vessel Swift
Purchase agreement (1)   10,073*   10,073
Vessel Isminaki
Purchase agreement       33,788*   33,788
Vessel  First Endeavor
Purchase agreement       26,562*   26,562
Vessel Marybelle
Purchase agreement (1)   15,912*   15,912
                          -----     -----   -----   -----   -----    -----
                         99,955    94,205   1,350   1,350   3,050      0


* The amount concerns the MOA purchase price minus advance payments made upon contract signing.


(1) In January and March, 2005, the Company drew down the amounts of $7.8 and $11.5 million available under a bank loan agreement signed in December 2004 (see "Item 18 Financial Statements" note 8c) to partially finance the delivery of the vessels Swift and Marybelle, respectively .


In 2001, our fully owned subsidiary, Maryville, entered into a lease agreement for the rental of office premises with an unrelated party. The initial term of the lease agreement was for one year and is renewable in successive one-year increments through 2010 at Maryville's option after its initial term. Operating lease payments for 2002, 2003 and 2004 were $49,000, $60,000 and $70,000, respectively. Future minimum rentals payable under operating leases for each of the years ending December 31, 2005 through December 31, 2010, assuming Maryville exercises its one-year renewal options each year through 2010, will be approximately $80,000 to $100,000.

Recent Developments

          Subsequent to December 31, 2004 the company entered into eleven vessel purchase contract agreements, totalling $367,875 and payable all in 2005. See "Item 4, Business Overview".

          In early March 2005, with effect from January 1, 2005, we reached an agreement with Excel Management to terminate the management agreement, the term of which was scheduled to extend until April 30, 2008. For the consideration given to Excel Management consent to termination agreement see "Item 4, Operations & ship management".

          On February 16, 2005, a loan agreement was signed between five shipowning companies (acting jointly and severally), owning the vessels MV Isminaki, MV First Endeavor, MV Birthday, MV Emerald and MV Princess I, and two banks, for a new loan facility for an amount up to $95 million for the purpose of financing the 60% of the purchase price of the vessels. Amounts drawn down from the loan facility for the acquisition of vessels built between 1993 and 1996 must be repaid in 32 equal quarterly installments, with the first installment due 3 months after the delivery of the vessel. Amounts drawn down from the loan facility for the acquisition of vessels built between 1997 and 2004 must be repaid in 40 equal quarterly installments, with the first installment due 3 months after the delivery of the vessel, and a 20% balloon payment, to be paid concurrent with the last quarterly installment. The loan bears interest at LIBOR plus a margin.

          On April 22, 2005, a loan agreement was signed between seven shipowning companies (acting jointly and severally), owning the vessels MV Powerful, MV Renuar, MV Elinakos, MV Happy Day, MV Angela Star, MV Fortezza and MV Rodon and HSH NORDBANK AG, for a new loan facility for an amount up to $170 million for the purpose of financing the 60% of the aggregate purchase price of the vessels, as evidenced in the MOAs in up to seven Drawings, one in respect of each vessel. The loan bears interest at LIBOR plus a margin.

          Finally, on May 3, 2005, we accepted an offer from National Bank of Greece for a long-term loan of an amount up to $9.3 million to partially finance the acquisition cost ($15.5 million) of MV Attractive.

          The loans are secured as follows:

          o    First priority mortgage over the Company's vessels.

          o    Assignments of earnings and insurances of the mortgaged vessels;

          o    Corporate guarantee.

          The loan agreements among others include covenants requiring the borrowers to obtain the lenders' prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay shareholders' loans, sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the borrowers to maintain a minimum hull value in connection with the vessels' outstanding loans, insurance coverage of the vessels against all risks and maintenance of bank accounts with minimum balances. Furthermore, the vessel-owning subsidiaries are not permitted to pay dividends to Excel Maritime Carriers Ltd. without the lenders' prior consent.

Off Balance Sheet Arrangements

          We do not engage in off-balance sheet arrangements.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

MANAGEMENT

Executive Officers, Directors and Consultants

          The following table sets forth the name, age and position within the Company of each of its executive Directors and consultants. Consultants are appointed from time to time, are not executive officers and do not make decisions for the Company. On 30 December 2002, the Shareholders voted to amend the Company's Articles of Incorporation to eliminate the classification of the Company's Directors. Accordingly, all Directors serve for one year terms. The following table sets forth the name, age and position of each of the executive officers and directors within the Company.


Name                     Age     Position

Gabriel Panayotides      50      Chairman and Director

Christopher Georgakis    40      President, Chief Executive Officer and
                                 Director

George Agadakis          52      Vice President, Chief Operating Officer and
                                 Director

Christopher J. Thomas    45      Chief Financial Officer and Director (replaced
                                 from 1.1.2005 by
                                 Elefterios A. Papatrifon)

Trevor J. Williams       62      Director

Georgina E. Sousa        55      Secretary


The Board of Directors currently consists of six persons.

          Gabriel Panayotides had been the Chairman of the Board since February 1998. Mr. Panayiotides has participated in the ownership and management of ocean going vessels since 1978. He is also a member of the Greek Committee of Bureau Veritas, an international classification society. He holds a Bachelors degree from the Piraeus University of Economics. Mr. Panayotides is a member of the Board of Directors of D/S Torm.

          Christopher J Georgakis was appointed President & Chief Executive Officer of the Company on 1st November 2004. Mr. Georgakis succeeded Mr. Gabriel Panayotides, who remains the Company's Chairman of the Board. Mr. Georgakis has two decades of shipping experience, with a concentration on dry bulk shipping and joined Excel Maritime following 6 years with privately owned London-based
Sea Challenger Maritime Ltd., a subsidiary of Belmont Shipping Ltd. Mr. Georgakis holds a B.Sc. in Business Administration, magna cum laude, from United States International University.

          George Agadakis has been Vice President and a Director of the Company since November 1997. He is the Shipping Director of Maryville and was General Manager of Maryville from January 1992 to January 2001. From 1983 to 1992 he served as Insurance and Claims Manager for Maryville. He has held positions as Insurance and Claims Manager and as a consultant with three other shipping companies since 1976. He holds diplomas in shipping and Marine Insurance from the Business Centre of Athens, the London School of Foreign Trade Ltd and the London Chamber of Commerce.

          Christopher J. Thomas joined the Company in September 1999 as Chief Financial Officer and was also elected as director by the Board of Directors. He holds a degree in Business Administration from Crawley University, England, and, prior to joining the Company he was Financial Manager of Cardiff Marine Inc from 1994. Mr. Thomas stepped down as Chief Financial Officer on 1st January 2005, but maintained his position as Director.

          Eleftherios A. Papatrifon, was appointed Chief Financial Officer on January 1, 2005. Mr. Papatrifon succeeds Christopher Thomas, who has remained as a Director of Excel Maritime. Mr. Papatrifon has 15 years of experience in Corporate Finance and Asset Management. He has worked as a Portfolio Manager for The Prudential Insurance Company of America and has held senior management positions in the Banking and Financial Services sectors in Greece. Until recently, Mr. Papatrifon was Head of Investment Banking at Geniki Bank of Greece, a subsidiary of Societe Generale. Mr. Papatrifon holds undergraduate
(BBA) and graduate (MBA) degrees from Baruch College (CUNY). He is also a member of the CFA Institute and a CFA charterholder.

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

          No family relationships exist among any of the executive officers and Directors.

Compensation of Directors and Officers

          For the year ended December 31, 2004, the Company paid aggregate Directors fees and secretarial fees of $105,000. The executive officers received aggregate compensation totalling $337,759 (including pension, taxation, medical and insurance benefits) from subsidiaries of the Company during the year ended December 31, 2004. None of the directors or executive officers is entitled to any termination benefits.

          As part of his compensation package, Mr. Georgakis received an option to purchase 100,000 shares of Class A Common Stock after he has been employed with the Company for three full years. The exercise price for the shares of Class A Common stock under this option is the closing price of the Class A Common Stock on October 4, 2004, less a discount of 15%.

Board Practices

          All directors serve until the annual meeting of Shareholders in 2005 and the due nomination, election and qualification of their successors.

          The term of office for each director commences from the date of his election and expires on the date of the next scheduled Annual General Meeting of Shareholders. The Board does not currently have committees. Accordingly, the full Board of Directors performs the function of the Audit Committee.

          The Company has in the past relied on an exemption from the shareholder approval requirements of the American Stock Exchange that exempts a foreign company such as the Company from having to obtain prior shareholder approval for certain actions, such as an issuance of shares in excess of 20% of the outstanding shares not beneficially owned by affiliates of the Company, provided that the Board of Directors of the Company approves such action.

Employees

          As of December 31, 2004, we employed 164 employees, consisting of 31 shore-based personnel based in Athens, Greece, and 133 seagoing employees. We increased the number of shore-based personnel from 25 in 2003 in part as a result of the increase in the number of vessels in our fleet. Our shore-based employees are covered by industry-wide collective bargaining agreements that set basic standards.

Share Ownership

          The common shares beneficially owned by our directors and senior managers are disclosed in "Item 7. Major Shareholders and Related Party Transactions" below.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS OWNERSHIP OF THE COMPANY

          The following table sets forth, as of March 16, 2005, certain information regarding the current ownership of the Company's outstanding common securities by each person known by the Company to own more than 5% of such securities and all the Directors and senior management as a group.

                                    Number of A Class     Number of  B Class
                                    Common Shares owned   Common Shares owned
                                    and percentage        and percentage
    Name of Shareholder
     Argon S.A. (1)                 5,022,620 (36.67%)           -
                                             *            55,676 (48.44%)
     Boston Industries S.A. (2)
     Officers & Directors
     Christoforos Georgakis (3)              -                    -
     George Agadakis                         -                625 (0.54%)
     All Officers & Directors                -                625 (0.54%)

         * Less than 5%

          The Company's major shareholders and Officers and Directors do not have different rights from other shareholders in the same class.

          To our knowledge, there are no arrangements, the operation of which may, at a subsequent date, result in a change in control.

          (1) Argon S.A. is holding these shares pursuant to a trust in favour of Starling Trading Co, a corporation whose sole shareholder is Ms. Ismini Panayotides, the adult daughter of the Company's Chairman. Ms Panayotides has no power of voting or disposition of these shares, and disclaims beneficial ownership of these shares.

          (2) Boston Industries S.A. is controlled by Mrs. Mary Panayotides, the spouse of the Company's Chairman. Mr. Panayotides has no power of voting or disposition of these shares and disclaims beneficial ownership of these shares.

          (3) Mr. Georgakis, the Company's CEO, has the option to purchase 100,000 A Class shares of Common Stock as part of his compensation package after he has been employed with the Company for three full years, i.e. after November 1st, 2007. The exercise price under this option is the closing price on October 4, 2004, less a discount of 15%.

Related party transactions

          Historically, our fleet has been managed by Excel Management Ltd., or Excel Management, an affiliated company controlled by our Chairman of the Board of Directors, under a five-year management agreement. Under this agreement, we paid Excel Management a monthly management fee of $15,000 per month for each of our vessels and an annual fee for general corporate and clerical management services of $60,000. The agreement provided that both of these fees would increase annually by five percent. Excel Management had sub-contracted Maryville Maritime Inc to perform some of these management services. Maryville subsequently became a wholly-owned subsidiary of ours.

          In order to streamline operations, reduce costs and take control of the technical and commercial management of our fleet, in early March 2005, with effect from January 1, 2005, we reached an agreement with Excel Management to terminate the management agreement, the term of which was scheduled to extend until April 30, 2008. The technical and commercial management of our fleet will be assumed by our wholly-owned subsidiary, Maryville, in order to eliminate the fees we would have paid to Excel Management for the remaining term of the management agreement, which would have increased substantially given the expansion of our fleet from five vessels to 18 vessels through the recent acquisition of new vessels. As consideration for Excel Management's consent to terminate the management agreement and forego the fees it would have received under the management agreement had the agreement remained in effect through its scheduled expiration in 2008, we have agreed to issue to Excel Management 205,000 shares of our Class A common stock, which is equal to approximately 1.5% of our Class A common stock outstanding as of March 2, 2005. We have agreed to issue these shares to Excel Management by March 2, 2006. Excel Management may not transfer these shares for a period of two years after their issuance, and the shares will contain a restrictive legend to that effect. In addition to the above-mentioned shares,as part of the consideration for agreeing to terminate the management agreement, we have also agreed to issue additional shares to Excel Management in an amount equal to 1.5% of any shares of Class A common stock issued by us to any third party until December 31, 2008 for any reason. If any such additional shares are issued, Excel Management may not transfer these additional shares for a period of two years after their issuance.

          In connection with our agreement to issue the 205,000 shares of our Class A common stock and the anti-dilution issuances described above, Excel Management has agreed to make a one time cash payment to us in an amount equal to $2,023,846 upon delivery of such shares. We will not receive any cash payment or other future consideration in receipt of shares of Class A common stock issued to Excel Management in connection with any anti-dilution issuances.

          On March 4, 2005, we also entered into a one-year brokering agreement with Excel Management. Under this brokering agreement, Excel Management will, pursuant to our instructions, act as our broker with respect to, among other matters, the employment of our vessels. For its chartering services under the brokering agreement, Excel Management will receive a commission fee equal to 1.25% of the hire/freight/earnings of our vessels. This agreement extends automatically for successive one-year terms at the end of its initial term. It may be terminated by either party upon twelve months prior written notice.

ITEM 8 - FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

          See Item 18.

Significant changes

No significant change occurred except those mentioned in item 4.

Legal Proceedings

The ordinary course of the Company's business exposes it to the risk of lawsuits for damages or penalties relating to, among other things, personal injury, property casualty and environmental contamination. In our opinion, the litigation in which we are currently involved, individually and in the aggregate, is not material to us.

ITEM 9 - THE OFFER AND LISTING

Our Class A common shares are listed on the American Stock Exchange under the symbol "EXM." The high and low closing prices for the Class A common shares, by year, in 2000, 2001, 2002, 2003 and 2004 were as follows:

For The Year Ended            AMEX Low (US$)             AMEX High (US$)

December 31, 2000             1.3800                     2.4400
December 31, 2001             2.1900                     3.5400
December 31, 2002             1.0200                     3.5000
December 31, 2003             0.9000                     6.8000
December 31, 2004             4.0300                    59.2500

The high and low closing prices for the Class A common shares, by quarter, in 2003 and 2004 were as follows:


For The Quarter Ended  AMEX Low (US$)                    AMEX High (US$)

March 31, 2003                1.4000                     1.7500
June 30, 2003                 1.2600                     1.7500
September 30, 2003            0.9000                     1.6400
December 31, 2003             1.0900                     6.8000
March 31, 2004                4.0300                     15.7500
June 30, 2004                 7.8000                     14.9300
September 30, 2004            7.1000                     59.2500
December 31, 2004            22.3200                     40.1100

The high and low closing prices for the Class A common shares, by month, over the six months ended December 31, 2004 were as follows:


For The Six Months


Ended                         AMEX Low (US$)             AMEX High (US$)

July 2004                     7.1000                     7.9500
August 2004                   8.4600                    26.5000
September 2004               20.9500                    59.2500
October 2004                 23.3500                    40.1100
November 2004                22.3200                    36.3200
December 2004                23.0000                    39.0000

          On December 14, 2004, we completed an offering of 2,200,000 shares of our Class A common shares at $25 per share. The net proceeds to us were $51,451,018, which we used for the acquisition of five vessels.

          On March 22, 2004, we completed an offering of 5,899,000 shares of our Class A common stock at $21 per share. The net proceeds to us were $116,755,957, which we intend to use primarily for the acquisition of additional dry bulk vessels for our fleet.

          On December 31, 2004, the closing price of the Class A common shares as quoted on the AMEX was $23.75. At that date, there were 13,696,153 Class A and 114,946 Class B shares of common stock issued and outstanding.


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

Directors

          The Board of Directors of the Company consists of six (6) directors and it is unclassified. According to the amended Article SIXTH (2)(i) of the Company the Board shall consist of such number of directors, not less than three
(3) and no more than nine (9), as shall be determined from time to time by the Board of Directors as provided in the By-Laws or by vote of the Shareholders. The Board may create classes of Directors any time it deems such an act appropriate, amend the Bylaws to implement the same and any vacancies created by such action may be filled by way of a majority vote of the then incumbent directors until the next succeeding Annual General Meeting of the Company's Shareholders. Shareholders may change the number of directors or the quorum requirements for meeting of the Board of Directors by the affirmative vote of the holders of Common Shares representing at least two thirds of the total number of votes which may be cast at any meeting of shareholders, as calculated pursuant to Article FIFTH of the Company entitled to vote thereon. At each Annual General Meeting of the Shareholders of the Corporation, the successors of the directors shall be elected to hold office for a term expiring as of the next succeeding Annual General Meeting.

          The Company has both Class A Shares and Class B shares. The holders of the Class A Shares are entitled to one vote per share on each matter requiring the approval of the holders of Common Shares of the Company, whether pursuant to the Articles of Incorporation of the Company, its Bylaws, the Liberian Business Corporation Act or otherwise. The holders of Class B shares are entitled to one thousand votes per Class B share on each matter requiring approval of the holders of the Common Shares of the Company. The Board of Directors shall have the fullest authority permitted by law to provide by resolution for any voting powers, designations, preferences and relative, participating, optional or other rights of and any qualifications, limitations or restrictions on the preferred stock of the Company.

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

Material Contracts

On February 16, 2005, a loan agreement was signed between five shipowning companies (acting jointly and severally), owning the vessels MV Isminaki, MV First Endeavor, MV Birthday, MV Emerald and MV Princess I, and two banks, for a new loan facility for an amount up to $95 million for the purpose of financing the 60% of the purchase price of the vessels. On April 22, 2005, a loan agreement was signed between seven shipowning companies (acting jointly and severally), owning the vessels MV Powerful, MV Renuar, MV Elinakos, MV Happy Day, MV Angela Star, MV Fortezza and MV Rodon and HSH NORDBANK AG, for a new loan facility for an amount up to $170 million for the purpose of financing the 60% of the aggregate purchase price of the vessels, as evidenced in the MOAs in up to seven Drawings, one in respect of each vessel. These loans are described in more detail in Item 5, Recent Developments.

Exchange Controls

          Under Liberian and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to non resident holders of our common shares.

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

Taxation of Excel Maritime Carriers Ltd.

          We believe that a significant portion of our income will not be subject to tax by Liberia, which currently has no corporate income tax, or by other countries in which we conduct activities or in which our customers are located, excluding the United States. However, this belief is based upon the anticipated nature and conduct of our business which may change, and upon our understanding of our position under the tax laws of the various countries in which we have assets or conduct activities, which position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. The extent to which certain taxing jurisdictions may require us to pay tax or to make payments in lieu of tax cannot be determined in advance. In addition, payments due to us from our customers may be subject to withholding tax or other tax claims in amounts that exceed the taxation that we anticipate based upon our current and anticipated business practices and the current tax regime.

United States federal income tax considerations

          The following is a summary of the material United States federal income tax considerations that apply to (1) our operations and the operations of our vessel-operating subsidiaries and (2) the acquisition, ownership and disposition of common shares by a shareholder that is a United States holder. This summary is based upon our beliefs and expectations concerning our past, current and anticipated activities, income and assets and those of our subsidiaries, the direct, indirect and constructive ownership of our shares, our organization and that of our subsidiaries and the trading and quotation of our shares. Should any such beliefs or expectations prove to be incorrect, the conclusions described herein could be adversely affected. For purposes of this discussion, a United States holder is a beneficial owner of common shares who or which is:

          o    An individual citizen or resident of the United States;

          o A corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any of its political subdivisions; or

          o An estate or trust the income of which is subject to United States federal income taxation regardless of its source. This summary deals only with common shares that are held as capital assets by a United States holder, and does not address tax considerations applicable to United States holders that may be subject to special tax rules, such as:

          o    dealers or traders in securities or currencies;

          o    Financial institutions;

          o    Insurance companies;

          o    Tax-exempt entities;

          o United States holders that hold common shares as a part of a straddle or conversion transaction or other arrangement involving more than one position;

          o United States holders that own, or are deemed for United States tax purposes to own, ten percent or more of the total combined voting power of all classes of our voting stock;

          o A person subject to United States federal alternative minimum tax;

          o A partnership or other entity classified as a partnership for United States federal income tax purposes; o United States holders that have a principal place of business or "tax home" outside the United States; or

          o United States holders whose "functional currency" is not the United States dollar.

          The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, and regulations, administrative pronouncements and judicial decisions as of the date of this prospectus; any such authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in federal income tax consequences different from those discussed below.

          Because United States tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. Accordingly, you are advised to consult your own tax advisor as to the United States federal, state, local and other tax consequences of investing in the common shares.

Taxation of our operations

In General

          We believe that none of our transportation income or that of our vessel-operating subsidiaries will be treated as effectively connected with the conduct of a trade or business in the United States. Accordingly, we expect that we and our vessel-operating subsidiaries will not be subject to United States federal income tax on transportation income from foreign sources. However, except to the extent that the so-called reciprocal exemption of Section 883 of the Internal Revenue Code or an income tax convention applies, we and our vessel-operating subsidiaries generally will be subject to United States federal income tax on transportation income from United States sources. For this purpose, "transportation income" includes income derived from or in connection with the use of vessels or the hiring or leasing of vessels for use on a time or voyage charter basis or on a bareboat charter basis.

          Income attributable to transportation that both begins and ends in the United States is wholly United States-source income. Fifty percent of income attributable to other transportation that begins or ends in the United States, referred to in the remainder of this discussion as "international transportation," is treated as United States-source income. As discussed below, United States-source income from the operation of ships in international transportation may be exempt from United States tax under the reciprocal exemption. Income attributable to transportation between points outside the United States is wholly foreign-source income.

Application of Section 883 of the Internal Revenue Code

In General.

          In general, under the reciprocal exemption of Section 883 of the Internal Revenue Code, if a foreign corporation (1) is organized in a country that grants an equivalent exemption to corporations organized in the United States and (2) satisfies the requirements of Section 883(c) discussed below, then such foreign corporation will not be subject to United States federal income tax on United States-source income attributable to the operation of ships in international transportation. The determination as to whether a foreign country has granted an equivalent exemption is made separately for operating income, for income from time and voyage charters, for income from bareboat charters and for certain other types of income. We and our vessel-operating subsidiaries are organized under the laws of Bermuda, Cyprus, Liberia, Singapore, Panama or Malta, each of which, at present, grants an equivalent exemption to United States corporations for operating income and for income from time and voyage charters and bareboat charters.

          We anticipate, and it is assumed for purposes of this discussion, that substantially all of the United States-source income to be derived by us or by our vessel-operating subsidiaries will be income from the operation of ships in international transportation that is potentially exempt from United States tax under the reciprocal exemption. Any item of United States-source income that is derived by us or by our vessel-operating subsidiaries and that is not treated as income from the operation of ships in international transportation will not qualify for the reciprocal exemption and therefore generally will be subject to United States tax, but we do not anticipate that such income will be a material portion of the gross income of our group.

          The Treasury regulations under Section 883 (the "Section 883 regulations") contain a relatively complex and narrow definition of the income from the operation of ships in international transportation that may qualify for the reciprocal exemption. However, even under the provisions of the Section 883 regulations, we anticipate that substantially all of the United States-source income to be derived by us or by our vessel-operating subsidiaries will qualify as income from the operation of ships in international transportation.

          Under the Section 883 regulations, our stock will be considered to be primarily and regularly traded on one or more established securities markets in the United States for any taxable year, if:

          o The common shares are listed during the taxable year on one or more such markets;

          o The aggregate number of the common shares traded during the taxable year on all established o securities markets in the United States exceeds the aggregate number of shares traded during that year on all established securities markets located in any single foreign country; and

          o Either (i) the common shares are regularly quoted by dealers that make a market in the stock or o (ii) trades in our common stock are effected, other than in de minimis quantities, on an established securities market in the United States on at least 60 days during the taxable year (or one-sixth of the number of days in a short taxable year) and the aggregate number of our common shares traded on such markets during the taxable year equals at least 10% of the average number of our common shares outstanding during such year (or a specified lesser percentage, in the case of a short taxable year).

          For purposes of the foregoing, a dealer will be treated as making a market in our stock only if the dealer regularly and actively offers to, and in fact does, purchase the stock from, and sell the stock to, customers unrelated to the dealer in the ordinary course of a trade or business.

          However, under the Section 883 regulations, our common shares will not be considered to be primarily and regularly traded on an established securities market for a taxable year if, for more than half the number of days during the taxable year, one or more persons that own, actually or constructively, five percent or more of our common shares ("five-percent shareholders") own, in the aggregate, 50 percent or more of our common shares (the "closely-held exception"), unless we can establish, in accordance with documentation procedures set forth in the Section 883 regulations, that individuals resident in qualified foreign countries ("qualified shareholders") own, directly or under applicable constructive ownership rules, enough of the common shares taken into account in determining whether the closely-held exception applies to preclude non-qualified shareholders in the closely-held block of stock from owning 50% or more of the total value of our common stock for more than half the days of the taxable year. There can be no assurance that our shareholders will provide us with the documentation required to avoid the application of the closely-held exception under these rules. Commencing with our taxable year beginning on January 1, 2004, for purposes of determining the application of the closely-held exception, certain related shareholders are treated as a single shareholder and investment companies registered under the Investment Company Act of 1940, as amended, are not treated as five percent shareholders.

          Commencing with our taxable year beginning January 1, 2005, in determining that our common shares are not closely-held for purposes of the closely-held exception, we generally may rely upon certain filings with the United States Securities and Exchange Commission to identify our five percent shareholders. Based upon current filings, and our beliefs regarding which of our shareholders are investment companies registered under the Investment Company Act of 1940, as amended, we believe that our common shares are not currently closely-held for purposes of the closely-held exception. There can be no assurance, however, that the ownership of our common shares will not change in such a way that we would need to comply with the documentation procedures set forth in the Section 883 regulations in order to establish that the closely-held exception did not apply to us. In such circumstances, however, it is possible that we may be unable to demonstrate that the closely held exception does not apply to us, as our shareholders may not comply with documentation requirements or we may not have sufficient qualified shareholders to satisfy the requirements for avoiding application of the closely-held exception. Accordingly, there can be no assurance that we will qualify for the reciprocal exemption.

Taxation of Our Operations if the Reciprocal Exemption Is Unavailable

          To the extent that the reciprocal exemption is not available to us or to our vessel-operating subsidiaries, then we and our vessel-operating subsidiaries generally will be subject to United States federal income tax on United States-source international transportation income under one of two alternative systems. Under the first system, we generally will be subject to a four percent tax on the gross amount of the United States-source international transportation income derived by us or by a vessel-operating subsidiary that is not considered to be effectively connected with the conduct of a United States trade or business. Under the second system, the United States-source international transportation income that we or a vessel-operating subsidiary derives that is considered to be effectively connected with the conduct of a United States trade or business, determined after allowance of allocable deductions, will be subject to general United States federal income tax at normal corporate rates, currently at 35 percent. In addition, under the second system, we or the vessel-operating subsidiary will be subject to a 30 percent branch-level tax on earnings that are effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid by a United States trade or business.

          At present, we do not expect that any of the United States-source international transportation income to be derived by us or by our vessel-operating subsidiaries will be effectively connected with the conduct of a United States trade or business. Accordingly, we expect that any United States-source international transportation income that does not qualify for the reciprocal exemption would be subject to the four percent tax on such gross income. If the manner in which we conduct our operations were to change, our international transportation income could come to be treated as effectively connected with a U.S. trade or business, in which case, if the reciprocal exemption were not available, it would be subject to tax under the second system described above, rather than subject to a four percent gross income tax.

          Based on the current and projected operations of our vessels, we believe that less than 30% of the aggregate gross income of our vessel-operating subsidiaries will be treated as United States-source income subject to the four-percent tax if our vessel-operating subsidiaries do not qualify for the benefits of the reciprocal exemption. Changes in the itineraries of our vessels or other changes in the amount, source or character of our income could affect the amount of income that would be subject to United States tax in future years.

United States Holders

Distributions

          Subject to the discussions below under "--Foreign Personal Holding Company Considerations" and "--Passive Foreign Investment Company Considerations," distributions that we make with respect to the common shares, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to United States holders as dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits (as determined for United States federal income tax purposes, taking into account undistributed foreign personal holding company income, if any). Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a nontaxable return of capital to a United States holder and will be applied against and reduce the United States holder's tax basis in its common shares. To the extent that distributions in excess of our current and accumulated earnings and profits exceed the tax basis of the United States holder in its common shares, the excess generally will be treated as capital gain.

          Qualifying dividends received by individuals in taxable years beginning prior to January 1, 2009 are eligible for taxation at capital gains rates (currently 15% for individuals that are not eligible for a lower rate). We are a non-United States corporation. Dividends paid by a non-United States corporation are eligible to be treated as qualifying dividends only if (i) the non-United States corporation is incorporated in a possession of the United States, (ii) the non-United States corporation is eligible for the benefits of a comprehensive income tax treaty with the United States or (iii) the stock with respect to which the dividends are paid is "readily tradable on an established securities market in the United States." We will not satisfy either of the conditions described in clauses (i) and (ii) of the preceding sentence. While we expect that distributions on our common shares that are treated as dividends will qualify as dividends on stock that is "readily tradable on an established securities market in the United States" so long as our common shares are traded on the New York Stock Exchange, United States taxing authorities have yet to issue guidance specifying the meaning of the term "readily tradable on an established securities market in the United States" for this purpose and thus we cannot be certain of the requirements for being so treated. In addition, dividends paid by a non-United States corporation will not be treated as qualifying dividends if the non-United States corporation is a "foreign personal holding company" (an "FPHC"), a "foreign investment company" (an "FIC") or a "passive foreign investment company" (a "PFIC") for the taxable year of the dividend or the prior taxable year. Our potential treatment as an FPHC or a PFIC is discussed below under the headings "--Foreign Personal Holding Company Considerations" and "--Passive Foreign Investment Company Considerations." We do not believe that we were an FIC for our last taxable year and we do not expect to be an FIC for our current or subsequent taxable years. A dividend will also not be treated as a qualifying dividend to the extent that (i) the shareholder does not satisfy a holding period requirement that generally requires that the shareholder hold the shares on which the dividend is paid for more than 61 days during the 121-day period that begins on the date which is sixty days before the date on which the shares become ex-dividend with respect to such dividend, (ii) the shareholder is under an obligation to make related payments with respect to substantially similar or related property or (iii) such dividend is taken into account as investment income under Section 163(d)(4)(B) of the Internal Revenue Code.

          Dividend income derived with respect to the common shares generally will constitute portfolio income for purposes of the limitation on the use of passive activity losses, and, therefore, generally may not be offset by passive activity losses, and, unless treated as qualifying dividends as described above (for taxable years beginning before January 1, 2009) as investment income for purposes of the limitation on the deduction of investment interest expense. Dividends that we pay will not be eligible for the dividends received deduction generally allowed to United States corporations under Section 243 of the Internal Revenue Code.

          For foreign tax credit purposes, if at least 50 percent of our stock by voting power or by value is owned, directly, indirectly or by attribution, by United States persons, then, subject to the limitation described below, a portion of the dividends that we pay in each taxable year will be treated as United States-source income, depending in general upon the ratio for that taxable year of our United States-source earnings and profits to our total earnings and profits. The remaining portion of our dividends (or all of our dividends, if we do not meet the 50 percent test described above) will be treated as foreign-source income and generally will be treated as passive income, subject to the separate foreign tax credit limitation for passive income. However, if, in any taxable year, we have earnings and profits and less than ten percent of those earnings and profits are from United States sources, then, in general, dividends that we pay from our earnings and profits for that taxable year will be treated entirely as foreign-source income. Where a United States holder that is an individual receives a dividend on our shares that is a qualifying dividend (as described in the second preceding paragraph) in a taxable year beginning before January 1, 2009, special rules will apply that will limit the portion of such dividend that will be included in such individual's foreign source taxable income and overall taxable income for purposes of calculating such individual's foreign tax credit limitation.

Sale or Exchange

          Subject to the discussion below under "--Passive Foreign Investment Company Considerations," upon a sale or exchange of common shares to a person other than Excel Maritime Carriers Ltd (or certain related entities), a United States holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the United States holder's adjusted tax basis in the common shares. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the United States holder has held the common shares for more than one year.

          Gain or loss realized by a United States holder on the sale or exchange of common shares generally will be treated as United States-source gain or loss for United States foreign tax credit purposes.

Foreign Personal Holding Company Considerations

          We are not aware of any facts which establish that we or any of our subsidiaries currently meet the requirements for classification as an FPHC for United States federal income tax purposes or that we or any of our subsidiaries met the requirements for classification as an FPHC for our most recent taxable year. However, some of the facts relevant to such a determination are outside of our knowledge and control. Therefore, we are unable to establish whether we or any of our subsidiaries constitute or have constituted an FPHC. If we or one of our subsidiaries were treated as an FPHC, then each United States holder owning, directly or indirectly, common shares on the last day in the taxable year on which the ownership requirement (as described in the following paragraph) with respect to us or the subsidiary is met would be required to include currently in taxable income as a dividend a pro rata share of our or the subsidiary's undistributed FPHC income, which is, generally, our or the subsidiary's taxable income with certain adjustments and after reduction for certain dividend payments.

          Under certain circumstances, a foreign corporation is an FPHC for a taxable year if at any time during the taxable year more than 50% of its stock (by vote or value) is owned (directly, indirectly or by attribution) by or for not more than five individuals who are citizens or residents of the United States (the "ownership requirement"). Although we know the identity of some of our current shareholders, we cannot ascertain the identity of all of our shareholders. If the ownership requirement were to be satisfied, we or any of our subsidiaries would be an FPHC if at least 60% (50% in certain cases) of our or the subsidiary's gross income were "passive" income (the "passive income requirement'). This likely would be the case for us because some or all of the dividends from our subsidiaries and any net gain we might realize from the sale of stock or securities (including stock of our subsidiaries) would be passive income. We believe that none of our shipping subsidiaries currently meets the passive income requirement and we do not expect that they will meet it in the future. There can be no assurance, however, that our subsidiaries will not satisfy the passive income requirement in the future.

Passive Foreign Investment Company Considerations

PFIC Classification.

          Special and adverse United States tax rules apply to a United States holder that holds an interest in a PFIC. In general, a PFIC is any foreign corporation, if (1) 75 percent or more of the gross income of the corporation for the taxable year is passive income (the "PFIC income test") or (2) the average percentage of assets held by the corporation during the taxable year that produce passive income or that are held for the production of passive income is at least 50 percent (the "PFIC asset test"). In applying the PFIC income test and the PFIC asset test, a corporation that owns, directly or indirectly, at least 25 percent by value of the stock of a second corporation must take into account its proportionate share of the second corporation's income and assets.

          If a corporation is classified as a PFIC for any year during which a United States person is a shareholder, then the corporation generally will continue to be treated as a PFIC with respect to that shareholder in all succeeding years, regardless of whether the corporation continues to meet the PFIC income test or the PFIC asset test, subject to elections to recognize gain that may be available to the shareholder.

          To date, we and our subsidiaries have derived most of our income from time and voyage charters, and we expect to continue to do so. This income should be treated as services income, which is not treated as passive income for PFIC purposes. On this basis, we do not believe that, we were treated as a PFIC for our taxable year beginning January 1, 2004 or that we will be treated as a PFIC for our taxable year beginning January 1, 2005 or for any future taxable year. This conclusion is based in part upon our beliefs regarding our past assets and income and our current projections and expectations as to our future business activity, including, in particular, our expectation that the proportion of our income derived from bareboat charters will not materially increase. Moreover, the IRS may disagree with the conclusion that that time and voyage charters do not give rise to passive income for purposes of the PFIC income test. Accordingly, we can provide no assurance that we will not be treated as a PFIC for our taxable year beginning January 1, 2004 or for any subsequent taxable year.

Consequences of PFIC Status.

          If we are treated as a PFIC for any taxable year during which a United States holder holds our common shares, then, subject to the discussion of the qualified electing fund ("QEF") and mark-to-market rules below, the United States holder will be subject to a special and adverse tax regime in respect of
(1) gains realized on the sale or other disposition of our common shares and (2) distributions on our common shares to the extent that those distributions are treated as excess distributions. An excess distribution generally includes dividends or other distributions received from a PFIC in any taxable year of a United States holder to the extent that the amount of those distributions exceeds 125 percent of the average distributions made by the PFIC during a specified base period. A United States holder that is subject to the PFIC rules
(1) will be required to allocate excess distributions received in respect of our common shares and gain realized on the sale of common shares to each day during the United States holder's holding period for the common shares, (2) will be required to include in income as ordinary income the portion of the excess distribution or gain that is allocated to the current taxable year and to certain pre-PFIC years, and (3) will be taxable at the highest rate of taxation applicable to ordinary income for the prior years, other than pre-PFIC years, to which the excess distribution or gain is allocable, without regard to the United States holder's other items of income and loss for such prior taxable years ("deferred tax"). The deferred tax for each prior year will be increased by an interest charge for the period from the due date for tax returns for the prior year to the due date for tax returns for the year of the excess distribution or gain, computed at the rates that apply to underpayments of tax. Pledges of PFIC shares will be treated as dispositions for purposes of the foregoing rules. In addition, a United States holder who acquires common shares from a decedent (other than a decedent that was, for United States federal income tax purposes, a non resident alien at all times during such decedent's holding period in the common shares) prior to 2010 generally will not receive a stepped-up basis in the common shares. Instead, the United States holder will have a tax basis in the common shares equal to the lower of the fair market value of the common shares and the decedent's basis.

QEF Election.

          In some circumstances, a United States holder may avoid the unfavorable consequences of the PFIC rules by making a QEF election with respect to us. A QEF election effectively would require an electing United States holder to include in income currently its pro rata share of our ordinary earnings and net capital gain. However, a United States holder cannot make a QEF election with respect to us unless we comply with certain reporting requirements and we currently do not intend to provide the required information.

Mark-to-Market Election.

          A United States holder that holds "marketable" stock in a PFIC may, in lieu of making a QEF election, avoid some of the unfavourable consequences of the PFIC rules by electing to mark the PFIC stock to market as of the close of each taxable year. Under recently promulgated regulations, the common shares will be treated as marketable stock for a calendar year if the common shares are traded on the New York Stock Exchange, in other than de minimis quantities, on at least 15 days during each calendar quarter of the year. A United States holder that makes the mark-to-market election generally will be required to include in income each year as ordinary income an amount equal to the increase in value of the common shares for that year, regardless of whether the United States holder actually sells the common shares. The United States holder generally will be allowed a deduction for the decrease in value of the common shares for the taxable year, to the extent of the amount of gain previously included in income under the mark-to-market rules, reduced by prior deductions under the mark-to-market rules. Any gain from the actual sale of the PFIC stock will be treated as ordinary income, and any loss will be treated as ordinary loss to the extent of net mark-to-market gains previously included in income and not reversed by prior deductions.

          You are urged to consult your own tax advisor regarding our possible classification as a PFIC, as well as the potential tax consequences arising from the ownership and disposition, directly or indirectly, of interests in a PFIC.

Information Reporting and Backup Withholding

          Payments of dividends and sales proceeds that are made within the United States or through certain US related financial intermediaries generally are subject to information reporting and backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

          The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

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

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

          All of the trading fleet's revenues are in U.S. dollars. Approximately 70% of the trading fleet's total expenses are paid in U.S. dollars, with the remaining 30% being paid in Euros. The Company does not hedge its exposure to foreign currency fluctuation. For accounting purposes, expenses incurred in Euros are translated into U.S. dollars at the exchange rate prevailing on the date of each transaction.

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

          Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the current year by approximately $58,100 based upon our debt level during 2004.

          The following table sets forth the sensitivity of our long term debt in U.S. dollars to a 100 basis points increase in LIBOR during the next five years on the same basis.

Net difference in Earnings and Cash Flows:

            Year                             Amount
            ----                             ------
            2005                             $96,850
            2006                              50,750
            2007                              37,250
            2008                              15,250
            2009                                   -

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

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

          (b)  Management's   Annual  Report  of  Internal  Financial  Reporting
               Controls

          Not applicable

          (c)  Attestation  Report of Independent  Registered  Public Accounting
               Firm

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

Item 16A. Audit Committee Financial Expert

          In accordance with the rules of the American Stock Exchange, the Company is not required to have an audit committee until July 31, 2005. The Company intends to appoint an audit committee in accordance with American Stock Exchange requirements prior to such deadline. The Board of Directors is currently acting as the Audit Committee.

Item 16 B.  Code of Ethics

          The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. A copy of our code of ethics is attached hereto as exhibit 11. We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Mr. Christopher Georgakis. In addition, our code of ethics is available on our website at www.excelmaritime.com

Item 16C.  Principal Accountant Fees and Related Services

          During the past two fiscal years, the Company has paid its auditors, Ernst & Young, the following fees (in Euro):

                                             2004              2003
                                             ----              ----

          AUDIT FEES                         (euro)73,500      (euro)37,800
          AUDIT RELATED FEES                 (euro)43,480        -
          TAX FEES                              -                -
          ALL OTHER FEES                        -                -

          Audit fees relate to the annual audit of our financial statements. Audit related fees are fees paid to Ernst & Young for our shelf registration and December 2004 offering of Class A common shares.

Item 16D. Exemption from the listing standards for audit committee

          Not applicable.

Item 16E. Purchases of Equity Securities by Issuer and Affiliates

          None.


PART III


ITEM 17 - FINANCIAL STATEMENTS

          See Item 18

ITEM 18 - FINANCIAL STATEMENTS


          See pages F-1 to F-30


EXCEL MARITIME CARRIERS LTD.


CONSOLIDATED FINANCIAL STATEMENTS


AS OF DECEMBER 31, 2003 AND 2004

                          EXCEL MARITIME CARRIERS LTD.


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                 Page
                                                                 ----

Report of Ernst & Young, Independent Registered Public
Accounting Firm                                                  F-1

Consolidated Balance Sheets as of December 31, 2003 and 2004     F-2

Consolidated Statements of Income for the years ended
December 31 2002, 2003 and 2004                                  F-3

Consolidated Statements of Stockholders' Equity for the
years ended 31, 2002, 2003 and 2004                              F-4

Consolidated Statements of Cash Flows for the years ended
December 31, 2002, 2003 and 2004                                 F-5

Notes to Consolidated Financial Statements                       F-6

Schedule I - Condensed Financial Information of Excel
Maritime Carriers Ltd.                                           F-26

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Stockholders of Excel Maritime Carriers Ltd.

We have audited the accompanying consolidated balance sheets of Excel Maritime Carriers Ltd. (the "Company"), as of December 31, 2003 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the condensed financial information listed in the Index as Schedule I. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Excel Maritime Carriers Ltd. at December 31, 2003 and 2004 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                              /s/ Ernst & Young (Hellas)
                                  Certified Auditors Accountants S.A.

Athens, Greece

March 4, 2005

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2003 AND 2004
(Expressed in thousands of U.S. Dollars - except for share and per share data)

ASSETS                                                              2003           2004
------                                                              ----           ----

CURRENT ASSETS:
     Cash and cash equivalents                                        3,958         64,903
     Restricted cash                                                      -          2,493
     Accounts receivable - trade, net                                   678          2,302
     Accounts receivable - other                                        236            158
     Inventories (Note 4)                                               512            558
     Prepayments and advances (Note 5)                                  141            962
                                                                  ----------     ----------
           Total current assets                                       5,525         71,376

FIXED ASSETS:

     Advances for vessel acquisition (Notes 5 and 18)                     -         26,220
     Vessels, net (Notes 6 and 8)                                    15,595         14,615
                                                                  ----------     ----------
           Total fixed assets                                        15,595         40,835
                                                                  ----------     ----------

OTHER NON CURRENT ASSETS:
     Goodwill (Note 1)                                                  400            400
     Deferred charges, net (Note 7)                                   1,649          1,686
     Restricted cash                                                    914              -
                                                                  ----------     ----------
           Total assets                                              24,083        114,297
                                                                  ==========     ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Current portion of long-term debt (Note 8)                       2,300          7,870
     Accounts payable                                                   934          1,262
     Accrued liabilities (Note 9)                                       887          1,600
                                                                  ----------     ----------
           Total current liabilities                                  4,121         10,732
                                                                  ----------     ----------

LONG-TERM DEBT, net of current portion (Note 8)                       5,870          5,750
                                                                  ----------     ----------

COMMITMENTS AND CONTINGENCIES (Note 10)                                   -              -
                                                                  ----------     ----------

STOCKHOLDERS' EQUITY:
     Preferred Stock, $0.01 par value: 5,000,000 shares
     authorized, none issued                                              -              -

     Common  stock,  $0.01 par value;  49,000,000 A Class
     shares and 1,000,000 B Class  shares  authorized;
     11,496,153  A Class  shares and 114,946 B Class
     shares  issued and  outstanding  at December 31,
     2003;  13,696,153 A Class shares and 114,946 B
     Class shares  issued and  outstanding  at December 31,
     2004 (Note 11)                                                     116            138

     Additional paid-in capital                                      12,087         63,738

     Retained earnings                                                2,078         34,128
                                                                  ----------
                                                                     14,281         98,004

     Less: Treasury stock, 78,650 A Class shares and 588 B Class

               shares at December 31, 2003 and 2004 (Note 11)          (189)          (189)
                                                                   ----------     ----------

           Total stockholders' equity                                14,092         97,815

                                                                   ----------     ----------
           Total liabilities and stockholders' equity                24,083        114,297
                                                                  ==========     ==========

The accompanying notes are an integral part of these consolidated statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, , 2002, 2003 AND 2004
(Expressed in thousands of U.S. Dollars - except for share and per share data)

                                                                          2002              2003             2004
                                                                      --------------    --------------   --------------
REVENUES:
Voyage revenues                                                              15,602            26,094           51,966
Revenue from managing vessels (Note 1)                                          385               527              637
                                                                      --------------    --------------   --------------
                                                                             15,987            26,621           52,603
                                                                      --------------    --------------   --------------
EXPENSES:
     Voyage expenses (Note 13)                                                7,009             7,312            8,100
     Vessel operating expenses (Note 13)                                      5,354             6,529            7,518
     Vessel depreciation (Note 6)                                               618               993              980
     Amortization of deferred dry-docking costs (Note 7)                        462               555              733
     Gain on sale of vessels (Note 6)                                          (569)                -                -
     Management fees charged by a related party (Note 3)                        225               260              270
     General and administrative expenses                                      1,250             1,714            2,828
                                                                      --------------    --------------   --------------
     Operating income                                                         1,638             9,258           32,174
                                                                      --------------    --------------   --------------

OTHER INCOME (EXPENSES):
     Interest and finance costs (Note 15)                                      (728)             (473)            (363)
     Interest income                                                             59                12              302
     Foreign currency losses                                                   (44)               (58)             (39)
     Gain on sale of subsidiary                                                 108                 -                -
     Other, net                                                                  56               (94)             (24)
                                                                      --------------    --------------   --------------
     Total other income (expenses), net                                        (549)             (613)            (124)
                                                                      --------------    --------------   --------------
Net Income                                                                    1,089             8,645           32,050
                                                                      ==============    ==============   ==============

Earnings per common share, basic (Note 16)                                    $0.09             $0.75            $2.75
                                                                      ==============    ==============   ==============
Earnings per common share, diluted (Note 16)                                  $0.09             $0.75            $2.75
                                                                      ==============    ==============   ==============
Weighted average number of common shares, basic
 (Note 16)                                                               11,550,984        11,532,725       11,640,058
                                                                      ==============    ==============   ==============
Weighted average number of common shares, diluted (Note 16)              11,550,984        11,532,725       11,640,058
                                                                      ==============    ==============   ==============

The accompanying notes are an integral part of these consolidated statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Expressed in thousands of U.S. Dollars - except for share and per share data)

                                      Common Stock
                                   -------------------
                                                                             Accumulated
                     Comprehensive                  Additional               Other                              Total
                       Income       # of     Par    Paid-in     Retained     Comprehensive           Treasury   Stockholders'
                       (Loss)       Shares   Value  Capital     Earnings     Income (Loss)  Total     Stock     Equity
                       ------       ------   ------ -------     --------     -------------  -----     -----     ------
BALANCE,                         11,611,099    116    12,086    18,542        (1,502)      29,242      (186)       29,056
December 31, 2001
  Net income             1,089           -       -        -      1,089              -       1,089         -         1,089
  Cumulative
  translation
  adjustments
  relating to
  subsidiary
  disposed of          (1,502)                                 (1,502)          1,502           -         -            -
  Dividends paid
  ($2.15 per
  share)                     -           -       -        -   (24,696)             -      (24,696)        -      (24,696)
  Issuance of
  treasury
  stock                      -           -       -         1         -              -           1        (1)            -
                   -----------
  Comprehensive
  income                 (413)
                   ===========

                                  ---------  -----   -------  --------       --------     -------  ---------  -----------
BALANCE,                         11,611,099    116    12,087   (6,567)              -       5,636      (187) $      5,449
December 31, 2002
  Net income             8,645           -       -         -     8,645              -       8,645          -        8,645
  Sale of
  treasury
  stock                      -           -       -         -         -              -           -        (2)          (2)
                   -----------
  Comprehensive
  income                 8,645
                   ===========

                                   --------  -----   -------  --------       --------     -------  --------  -----------
BALANCE,                         11,611,099    116    12,087     2,078              -      14,281      (189) $     14,092
December 31, 2003
  Net income            32,050           -       -         -    32,050              -      32,050         -        32,050
  Issuance of
  common stock
  (Note 11)                  -    2,200,000     22    54,978         -              -      55,000         -        55,000
  Expenses
  relating to
  the issuance
  of common
  stock                      -           -       -    (3,549)         -              -     (3,549)        -        (3,549)
                     ---------
  Stock-based
  compensation
  expense                                                222                                  222                     222
                    ----------
  Comprehensive         32,050
  income
                    ==========

                                  ---------  -----   -------  --------       --------     -------  ---------  -----------
BALANCE,                         13,811,099    138    63,738   34,128              -       98,004      (189)       97,815
December 31, 2004
                                 ==========  =====   =======  ========       ========     =======  =========  ===========

The accompanying notes are an integral part of these consolidated statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Expressed in thousands of U.S. Dollars)
                                                                                 2002              2003             2004
                                                                             -------------     ------------    --------------
Cash Flows from (used in) Operating Activities:
     Net income                                                                      1,089            8,645            32,050
     Adjustments  to  reconcile  net  income  to net cash  provided  by operating activities:
        Vessel depreciation                                                            618              993               980
        Amortization of deferred charges                                               696              594               772
        Gain on sale of vessels                                                      (569)                -                 -
        Stock-based compensation expense                                                 -                -               222
     (Increase) Decrease in:
        Accounts receivable                                                             57            (361)           (1,546)
        Inventories                                                                  (266)               60              (46)
        Prepayments and other                                                           25             (58)             (821)
     Increase (Decrease) in:
        Accounts payable                                                           (1,305)            (486)               328
        Accrued liabilities                                                           (78)              451               638
        Unearned revenue                                                              (30)                -                 -
     Payments for dry-docking                                                        (497)            (951)             (544)

                                                                             -------------     ------------    --------------
Net Cash from (used in) Operating Activities                                         (260)            8,887            32,033
                                                                             .............     ............    ..............

Cash Flows used in Investing Activities:
        Advances for vessel acquisition                                                  -                -          (26,220)
        Vessel acquisitions                                                        (5,934)                -                 -
        Proceeds from sale of vessels                                                1,096                -                 -
        Proceeds from sale of subsidiary                                            21,200                -                 -
        Disposal of subsidiary, net of cash disposed of                            (4,666)                -                 -
        Loan to related party                                                          300                -                 -

                                                                             -------------     ------------    --------------
Net Cash from (used in) Investing Activities                                        11,996                -          (26,220)
                                                                             .............     ............    ..............

Cash Flows from (used in) Financing Activities:
        Proceeds from long-term debt                                                18,289                -             7,750
        Payments of long-term debt                                                (14,313)          (5,960)           (2,300)
        Issuance of common stock                                                         -                -            51,451
        Treasury stock                                                                  79              (2)                 -
        Increase in restricted cash                                                      -            (914)           (1,579)
        Dividends paid                                                            (24,696)                -                 -
        Payment of financing costs                                                   (130)              (2)             (190)

                                                                             --------------     ------------    --------------
Net Cash from (used in) Financing Activities                                      (20,771)          (6,878)            55,132
                                                                             ..............     ............    ..............
Net increase (decrease) in cash and cash equivalents                               (9,035)            2,009            60,945
Cash and cash equivalents at beginning of year                                      10.984            1,949             3,958
                                                                             --------------     ------------    --------------
Cash and cash equivalents at end of year                                             1,949            3,958            64,903
                                                                             ==============     ============    ==============

SUPPLEMENTAL CASH FLOW INFORMATION:
     Cash paid during the year for:
        Interest payments                                                              383              480               242
                                                                             ==============     ============    ==============

The accompanying notes are an integral part of these consolidated statements.

EXCEL MARITIME CARRIERS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER
31, 2003 AND 2004 (Expressed in thousands of United States Dollars--except for share and per share data, unless otherwise stated)



1.       Basis of Presentation and General Information:


The accompanying consolidated financial statements include the accounts of Excel Maritime Carriers Ltd. and its wholly owned subsidiaries (collectively, the "Company"). The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of bulk carrier vessels. Excel Maritime Carriers was formed in 1988, under the laws of the Republic of Liberia and is the sole owner, directly or indirectly, of the following, subsidiaries:

(a)  Maryville   Maritime  Inc.   ("Maryville"),   a  ship  management   company
     incorporated in the Republic of Liberia in August 1983.

(b) Point Holdings Ltd. ("Point") a holding company incorporated in the Republic of Liberia in February 1998.

(c) Belcam Shipping Co. Ltd. ("Belcam"), incorporated in the Republic of Cyprus in July 1998, owner of the 146,313 DWT, 1983 built, dry bulk carrier vessel Fighting Lady.

(d) Tortola Shipping Co. Ltd. ("Tortola"), incorporated in the Republic of Cyprus in July 1998, owner of the 27,422 DWT, 1975 built, dry bulk carrier vessel Lucky Lady.

(e) Storler Shipping Co. Ltd. ("Storler"), incorporated in the Republic of Cyprus in August 1998, owner of the 35,982 DWT, 1975 built, dry bulk carrier vessel Petalis (Note 6).

(f) Madlex Shipping Co. Ltd. ("Madlex"), incorporated in the Republic of Cyprus in January 1999, owner of the 107,140 DWT, 1979 built, dry bulk carrier vessel Almar I.

(g) Centel Shipping Co. Ltd.("Centel"), incorporated in the Republic of Cyprus in May 2002, owner of the 41,090 DWT, 1985 built, dry bulk carrier vessel Lady.

(h) Snapper Marine Ltd.("Snapper"), incorporated in the Republic of Liberia in June 2004, owner of the 42,552 DWT, 1987 built, dry bulk carrier vessel Marybelle (Note 5).

(i) Pisces Shipholding Ltd. ("Pisches"), incorporated in the Republic of Liberia in June 2004, owner of the 39,697 DWT, 1984 built, dry bulk carrier vessel Goldmar (Note 5).

(j) Liegh Jane Navigation S.A. ("Liegh"), incorporated in the Republic of Liberia in July 2004, owner of the 37,687 DWT, 1984 built, dry bulk carrier vessel Swift (Notes 5 and 18).

1.       Basis of Presentation and General Information (continued):

(k) Teagan Shipholding S.A. ("Teagan"), incorporated in the Republic of Liberia in November 2004, owner of the 69,111 DWT, 1994 built, dry bulk carrier vessel First Endeavour (Notes 5 and 18).

(l) Fianna Navigation S.A. ("Fianna"), incorporated in the Republic of Liberia in November 2004, owner of the 74,577 DWT, 1998 built, dry bulk carrier vessel Isminaki (Notes 5 and 18).

(m) Ingram Limited. ("Ingram"), incorporated in the Republic of Liberia in November 2004 (Note 18).

(n) Whitelaw Enterprises Co. ("Whitelaw"), incorporated in the Republic of Liberia in November 2004 (Note 18).

(o) Castalia Services Ltd. ("Castalia"), incorporated in the Republic of Liberia in November 2004 (Note 18).

The operations of the vessels are managed by Excel Management Ltd. (Note 3), an affiliated Liberian corporation formed on January 13, 1998, which provides the Company vessels with a wide range of shipping services, such as technical support and maintenance, supervision of new buildings, insurance consulting, chartering, financial and accounting services all provided at a fixed monthly fee per vessel. Certain of the services provided by Excel Management are subcontracted to Maryville, the shares of which were acquired by the Company on March 31, 2001. The Company accounted for the acquisition under the purchase method of accounting. The consideration totaled $630, of which $230 was allocated to the fair value of the tangible net assets at the date of acquisition. The $400 of remaining consideration was allocated to goodwill arising on the acquisition and is reflected separately in the accompanying consolidated balance sheets.

In addition, Maryville provides shipping services to non-Company vessels at a fixed monthly fee per vessel. Such fees for 2002, 2003 and 2004 totaled $385, $527 and $637 respectively and are separately reflected in the accompanying consolidated statements of income. The fees charged by Maryville for the management of the Company's fleet (under a subcontract with Excel Management Ltd. - Note 3), are eliminated for consolidation purposes in the accompanying consolidated statements of income.

1.       Basis of Presentation and General Information (continued):

During 2002, 2003 and 2004, ten charterers individually accounted for more than 10% of the Company's voyage and time charter revenues as follows:

       Charterer                                  2002        2003         2004
       ---------                                  ----        ----         ----
       Coeclerici Transport Ltd.                  12%           -           -
       ADM Shipping Co.                           12%           -           -
       Alfred C. Toepfer                          12%           -           -
       Malissa SCTT                                -           25%         15%
       Swissmarine-Geneva                          -           11%          -
       Oldendorff Carriers GMBH                    -           11%          -
       Noble Shipping Inc.-Hong Kong               -           10%          -
       Transfield Er Capeltd BV                    -            -          12%
       NCS North China Shipping Co Ltd BVI         -            -          10%
       Coscobulk of Tianjin P.R.C                  -            -           7%

2.   Significant Accounting Policies:

     (a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") and include the accounts of Excel Maritime Carriers Ltd. and its wholly-owned subsidiaries referred to in Note 1 above. All significant intercompany balances and transactions have been eliminated in consolidation.

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

     (c) Other Comprehensive Income (Loss): The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income", which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity.

     (d) Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets, which utilize the U.S. Dollar as the functional currency. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the current exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income.

     (e) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturities of three months or less to be cash equivalents. Restricted cash concerns minimum cash deposits required to be maintained with a bank for loan compliance purposes and deposits with certain banks that can only be used for the purposes of loan repayment.

     (f) Accounts Receivable - Trade: The amount shown as accounts receivable, trade, at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts at December 31, 2003 and 2004 totaled to $0 and $25, respectively.

     (g) Insurance Claims: Insurance claims are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities.

     (h) Inventories: Inventories consist mainly of bunkers and lubricants and are stated at the lower of cost or market value. Cost is determined by the first-in, first-out method.

     (i) Vessels' Cost: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition
          (initial repairs, improvements and delivery expenses). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the useful life, increase the earning capacity or improve the efficiency or safety of the vessels otherwise these amounts are charged to expense as incurred.

     (j) Impairment of Long-Lived Assets: The Company applies SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels. The review for impairment of each vessel's carrying amount as of December 31, 2002, 2003 and 2004, did not result in an indication of an impairment loss.

     (k) Vessels' Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company's vessels to be 28 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted at the date such regulations become effective.

     (l) Accounting for Dry-docking and Special Survey Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale.

     (m) Financing Costs: Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized to interest expense over the life of the related debt. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made.

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

     (p) Staff leaving Indemnities - Administrative personnel: The Company's employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee's compensation, length of service and manner of termination (dismissed or retired). Employees who resign, or are dismissed with cause are not entitled to termination payments. The Company's liability on an actuarially determined basis, at December 31, 2003 and 2004 amounted to approximately $183 and $237, respectively.

     (q) Accounting for Revenue and Expenses: Revenues are generated from voyage and time charter agreements. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as incurred. Vessel operating expenses are accounted for on the accrual basis. Unearned revenue represents cash received prior to year-end related to revenue applicable to periods after December 31 of each year.

     (r) Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred and are included in vessel operating expenses in the accompanying consolidated statements of income.

     (s) Earnings per Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

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

     (v) Accounting for Stock-Based Compensation: In October 2004, the Company's Board of Directors approved a Stock Option Plan providing for granting of stock options to the Company's Chief Executive Officer. Prior to October 2004, the Company had not issued stock-based compensation to its employees. The Company accounts for employee stock-based compensation in accordance with the provisions of SFAS No. 123 using the fair value method wherein the fair value of such awards are determined on the grant date and recognized as compensation expense in the consolidated statements of income over the vesting period of the options.

     (w)  Recent Accounting Pronouncements:

          FASB Interpretation No. 46R: In December 2003, the FASB issued Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (the "Interpretation"), which revised Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest's entity in its financial statements. The Company was required to adopt the provisions of FIN 46R for entities created prior to February 2003, in 2004. The adoption of FIN 46R in 2004 did not have any impact on the Company's consolidated financial position, results of operations or cash flows.

     FASB Statement No. 123 (revised 2004): On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised
     2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

     Statement 123(R) must be adopted no later than January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt Statement 123(R) on January 1, 2006. Statement 123(R) permits public companies to adopt its requirements using one of two methods:

     o A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

     o A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

     The Company plans to adopt Statement 123(R) using the modified-prospective method.

     The Company currently applies the fair-value-based method of accounting for share-based payments in accordance with Statement 123. Currently, the company uses the Black-Scholes-Merton formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of Statement 123(R) on January 1, 2006. The Company does not anticipate that adoption of Statement 123(R) will have a material impact on its results of operations, financial position or cash flows.

     (x) Reclassifications of Prior Year Balances: Certain minor reclassifications have been made to the 2002 and 2003 consolidated financial statements to conform to the presentation in the 2004 consolidated financial statements. An amount of $300, concerning minimum cash deposits required to be maintained with a bank for loan compliance purposes, which is now included in restricted cash at December 31, 2003, was previously classified in cash and cash equivalents.

3.   Transactions With Related Parties:

     (a) Excel Management Ltd.: The operations of the vessels (Note 1) are managed by Excel Management Ltd., a corporation which is controlled by the Company's Chairman of the Board, Mr. Gabriel Panayiotides. Certain of the services provided by Excel Management Ltd. are subcontracted to Maryville. The management agreement with Excel Management Ltd. expires on April 30, 2008 and provides for annual increase of 5% in management fees. Such agreement was terminated on March 2, 2005, effective January 1, 2005 (Note 18). The fees charged by Excel Management Ltd. in 2002, 2003 and 2004 totaled $225, $260 and $270, respectively and are separately reflected in the accompanying consolidated statements of income. The balance with Excel Management Ltd., as of December 31, 2003 and 2004 was $0 and $0, respectively.

     (b) Board of Directors Fees: During 2002, 2003 and 2004, the Company paid Board of Directors' fees of $39, $116 and $105, respectively. Such fees are included in General and Administrative expenses in the accompanying consolidated statements of income.

4.   Inventories:

     The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                                      2003           2004
                                                   -----------    ------------

      Bunkers                                             317             346

      Lubricants                                          169             177

      Victuals                                             26              35
                                                   -----------    ------------
               Total                                      512             558
                                                   ===========    ============

5.   Advances for Vessels Acquisitions and Other Vessel Costs:

     The amount shown in the accompanying 2004 consolidated balance sheet represents advance payments to sellers of vessels and other predelivery expenses ($103) in accordance with the accounting policy discussed in Note 2(i), as analyzed below:

      Vessel                               Amount
      ------                               ------
      Swift                                1,811
      Goldmar                             11,958
      Isminaki                             5,974
      First Endeavour                      4,699
      Marybelle                            1,778
                                        --------------
               Total                      26,220
                                        ==============

     As of December 31, 2004, remaining contracted payments for vessels acquisitions, all due in 2005, amounted to $86,335.

     In October 2004 Liegh entered into a Memorandum of Agreement for the purchase of the 37,687 DWT, 1984 built, bulk carrier vessel Swift for $11,850. 15% of the purchase price, or $1,778, was paid in November 2004 and the remaining of $10,072, was paid upon the delivery of the vessel in January 2005.

     In November 2004 Pisces entered into a Memorandum of Agreement for the purchase of the 39,697 DWT, 1984 built, bulk carrier vessel Goldmar for $11,920. 10% of the purchase price, or $1,192, was paid in November 2004 and the remaining of $10,728, was paid in late December 2004 as the vessel was delivered to the Company on January 3, 2005. As of December 31, 2004 that Company had also paid to the sellers $372 representing the cost of inventories on board the vessel on the delivery date. This amount is included in Prepayments and advances in the accompanying 2004 consolidated balance sheet.

     In December 2004 Fianna entered into a Memorandum of Agreement, for the purchase of the 74,577 DWT, 1998 built, bulk carrier vessel Isminaki, for $39,750. 15% of the purchase price, or $5,963, was paid in December 2004 and the remaining of $33,787 was paid upon the delivery of the vessel in February 2005.

     In December 2004 Teagan entered into a Memorandum of Agreement for the purchase of the 69,111 DWT, 1994 built, bulk carrier vessel First Endeavour for $31,250 million. 15% of the purchase price or $4,688 was paid in December 2004. The expected delivery date of the vessel is April 2005.

     In December 2004 Snapper entered into a Memorandum of Agreement for the purchase of the 42,552 DWT, 1987 built, bulk carrier vessel Marybelle for $ 17,680. 10% of the purchase price, or $ 1,768, was paid in December 2004. The expected delivery date of the vessel is March 2005.

6.   Vessels, net:

     The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                        Vessel         Accumulated     Net Book
                                        Cost           Depreciation    Value
                                        ----           ------------    -----

      Balance, December 31, 2002           18,611        (2,023)       16,588
      - Depreciation for the period             -          (993)        (993)
                                        ----------     ----------      --------
      Balance, December 31, 2003           18,611        (3,016)       15,595
      - Depreciation for the period             -          (980)        (980)
                                        ----------     ----------      --------
      Balance, December 31, 2004           18,611        (3,996)       14,615
                                        ==========     ==========      ========

     Vessel cost at December 31, 2003 and 2004, includes $191 of amounts not included in the contract price of the vessels but which are material expenses incurred upon acquisition and are capitalized in accordance with the accounting policy discussed in Note 2(i).

     At December 31, 2004, three of the Company's vessels were operating under short term time charters and the remaining two were operating under voyage charters.

     All Company's vessels, having a total carrying value of $14,615 at December 31, 2004, have been provided as collateral to secure the loans discussed in
     Note 8. The vessel  Holy  Island was sold in January  2002,  at a gain of $
     569.

     No depreciation expense is charged for the vessel Lucky Lady (acquired in May 1999) as its acquisition cost approximates its estimated salvage value. As at December 31, 2003, the vessel Petalis was carried at its salvage value and no depreciation expense was recorded for this vessel in 2004.

     In December 2004, Storler entered into a Memorandum of Agreement for the sale of the vessel Petalis for $5,100. The buyers deposited 15% of the sale price, or $765, in a joint escrow account in December 2004. The carrying amount of the vessel Petalis at December 31, 2004 is $1,008. The delivery of the vessel to the new owners is expected to occur on or about March 7, 2005.

7.   Deferred Charges:

     The unamortized amounts included in the accompanying consolidated balance sheets are analyzed as follows:

                                        Dry-docking and   Financing
                                        Special Survey    Costs       Total
                                        --------------    -----       -----

      Balance, December 31, 2002          1,179            111         1,290
       - Additions                           951              2           953
       - Amortization for the year         (555)           (39)         (594)
                                        ---------         ------     ---------
       Balance, December 31, 2003          1,575             74         1,649
       - Additions                           544            265           809
       - Amortization for the year         (733)           (39)         (772)
                                        ---------         ------     ---------
       Balance, December 31, 2004          1,386            300         1,686
                                        =========         ======     =========

      The amortization of financing costs is included in interest and finance costs in the accompanying statements of income.

8.       Long-Term Debt:

     The amounts in the accompanying consolidated balance sheets are analyzed as follows:

               Borrower(s)                           2003            2004
               -----------                           ----            ----

      (a)      Becalm and Madlex                        3,990           2,850
      (b)      Centel, Tortola and Storler              4,180           3,020
      (c)      Pisces                                       -           7,750
                                                     ---------    ------------
               Total                                    8,170          13,620
               Less: Current portion                  (2,300)         (7,870)
                                                     ---------    ------------
               Long-term portion                        5,870           5,750
                                                     =========    ============

     (a) Bank loan for an amount of $5,700, obtained in June 2002 for working capital purposes. The outstanding balance of the loan at December 31, 2004 is repayable in three equal consecutive quarterly installments of $285 each through September 2005, one final installment of $295 in December 2005 and a balloon payment of $1,700 payable together with the final installment. The loan bears interest at LIBOR plus a margin and the interest rate at December 31, 2003 and 2004 was 3.17% and 4.33%, respectively.

     (b) Bank loan for an amount of $5,500, obtained in October 2002 to partially finance the acquisition cost of vessel Lady and for working capital purposes. The outstanding balance of the loan at December 31, 2004 is repayable in four consecutive quarterly installments of $250 each through December 2005 and a balloon payment of $ 2,020 payable together with the last installment. The loan bears interest at LIBOR plus a margin and the interest rate at December 31, 2003 and 2004 was 3.13% and 4.42%, respectively.

     (c) In December 2004, Pisces, Liegh and Snapper entered into a bank loan agreement to partially finance the acquisition cost of vessels Goldmar, Swift and Marybelle, respectively. The aggregate amount of the loan facility will not exceed the lower of (a) $27,000 or (b) the 70% of the aggregate market value of the vessels. The outstanding balance of the loan under the loan agreement at December 31, 2004 was used for the acquisition of vessel Goldmar on January 3, 2005, and is repayable in four consecutive quarterly installments of $500 each, followed by twelve consecutive quarterly installments of $337.5 each through December 2008, plus a balloon payment of $ 1,700 payable together with the last installment. The loan bears interest at LIBOR plus a margin and the interest rate at December 31, 2004 was 4.27%. In January 2005, an amount of $7,750 was drawn down under the loan agreement to partially finance the acquisition cost of vessel Swift (Note 18).

     The loans are secured as follows:

     o    First priority mortgage over the Company's vessels.

     o    Assignments of earnings and insurances of the mortgaged vessels;

     o    Corporate guarantee.

     The loan agreements among others include covenants requiring the borrowers to obtain the lenders' prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay shareholders' loans, sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the borrowers to maintain a minimum hull value in connection with the vessels' outstanding loans, insurance coverage of the vessels against all risks and maintenance of bank accounts with minimum balances. Furthermore, the vessel-owning subsidiaries are not permitted to pay dividends to Excel Maritime Carriers Ltd. without the lenders' prior consent. The restricted net assets of the vessel-owning subsidiaries at December 31, 2004 amounted to $54,141. The Company was in compliance with the covenants at December 31, 2004.

     The annual principal payments required to be made after December 31, 2004, are as follows:

       Year              Amount
       ----              ------
       2005                7,870
       2006                1,350
       2007                1,350
       2008                3,050
                       ----------
                          13,620
                       ==========

     Interest expense for the years ended December 31, 2002, 2003 and 2004 amounted to $ 449, $395 and $243 respectively, and is included in interest and finance costs in the accompanying consolidated statements of income.

     The weighted average interest rate of the above loans during the years 2002, 2003 and 2004, was 4.02%, 3.20% and 3.44%, respectively

9.   Accrued Liabilities:

     The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                                       2003           2004
                                                       ----           ----
      Interest and other finance costs                   10              85
      Vessels' operating and voyage expenses            628             726
      General and administrative expenses               249             789
                                                     -------    ------------
               Total                                    887           1,600
                                                     =======    ============

10.  Commitments and Contingencies:

     Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

     The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

     In 2001, Maryville entered into a lease agreement for the rental of office premises with an unrelated party. The initial term of the lease agreement was for one year and is renewable in successive one-year increments through 2010 at Maryville's option after its initial term. Operating lease payments for 2002, 2003 and 2004 were $49, $60 and $70, respectively.

11.  Common Stock:

     The Company's authorized capital stock consists of (a) 49,000,000 shares (all in registered form) of common stock, par value $0.01 per share (the "Class A shares"), (b) 1,000,000 shares (all in registered form) of common stock, par value $0.01 per share (the "Class B shares") and (c) 5,000,000 shares (all in registered form) of preferred stock, par value $0.01 per share. The Board of Directors shall have the fullest authority permitted by law to provide by resolution for any voting powers, designations, preferences and relative, participating, optional or other rights of, or any qualifications, limitations or restrictions on, the preferred stock as a class or any series of the preferred stock. The holders of the Class A shares and of the Class B shares are entitled to one vote per share and to 1,000 votes per share, respectively, on each matter requiring the approval of the holders of common stock, however each share of common stock shares in the earnings of the company on an equal basis.

     During 2003, the Company acquired 1,300 Common A and 14 Common B shares with an average price of $1.15 per share. The aggregate cost of the treasury shares at December 31, 2003 and 2004 of $189, is reflected separately in the accompanying balance sheets as treasury stock.

     In December 2004 the Company issued and sold 2,200,000 shares of Class A common stock, registered under its universal shelf registration statement, to institutional investors at $25.00 per share. The net proceeds to the Company totaled $51,451.

12.  Stock-Based Compensation:

     On October 5, 2004, the Company adopted a Stock Option Plan authorizing the issuance and immediate grant of 100,000 options to purchase Class A common shares (the "Plan") to the Company's Chief Executive Officer. Under the terms of the Plan, all stock options granted vest on the third anniversary of the date upon which the option was granted. The options expire on the fifth anniversary of the date upon which the option was granted. The exercise price of the options is the closing price of the Company's common stock at the grant date, less a discount of 15%.

     A summary of the Company's stock option activity is as follows:

                                                           2004
                                                           ----
                                                              Weighted-average
                                                Shares        exercise price
                                                ------        --------------
      Outstanding at beginning of year                  -                  -
      Granted                                     100,000              31.79
      Exercised                                         -                  -
      Forfeited                                         -                  -
      Expired                                           -                  -
                                                ----------        ----------
      Outstanding at end of year                  100,000              31.79
                                                ==========        ==========
      Options exercisable at year-end                   -                  -
                                                ==========        ==========

     The weighted average grant-date fair value of options granted during the year was $27.91. The weighted-average remaining contractual life of options outstanding at December 31, 2004 is 4.76 years.

     The fair value of options granted, which is amortized to the expense over the option's vesting period, is estimated on the grant date using the Black-Scholes option-pricing model.

     The weighted average assumptions used in determining the fair value of options granted in 2004 were:

      Expected life of option (years)                           3.5

      Risk-Free interest rate                                   3.08%

      Expected volatility of the Company's stock              112.75%

      Expected dividend yield on Company's stock                 0.0%

     In 2004, the Company recorded $222 of compensation expense in connection with all stock-based employee compensation awards.

13.  Voyage and Vessel Operating Expenses:

     The amounts in the accompanying consolidated statements of income are analyzed as follows:

                                                2002           2003        2004
                                                ----           ----        ----
      Voyage Expenses
      Port charges                                2,829        1,586       1,703
      Bunkers                                     3,336        4,145       3,381
      Commissions                                   825        1,446       2,923
      Others                                         19          135          93
                                              ----------    ---------    -------
               Total                              7,009        7,312       8,100
                                              ==========    =========    =======

      Vessel Operating Expenses
      Crew wages and related costs                2,527        3,059       3,220
      Insurance                                     686          966       1,181
      Repairs, spares and maintenance             1,208        1,363       1,777
      Consumable stores                             744          930       1,077
      Taxes (Note 14)                                31           40          49
      Miscellaneous                                 158          171         214
                                              ----------    ---------    -------
               Total                              5,354        6,529       7,518
                                              ==========    =========    =======

14.  Income Taxes:

     Cyprus, Malta and Liberia do not impose a tax on international shipping income. Under the laws of Cyprus, Malta and Liberia, the countries of the companies' incorporation and vessels' registration, the companies are subject to registration and tonnage taxes which have been included in vessels' operating expenses in the accompanying consolidated statements of income.

     Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company's stock is owned, directly or indirectly, by individuals who are "residents" of the Company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (50% Ownership Test) or (ii) the Company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (Publicly-Traded Test). Under the regulations, Company's stock will be considered to be "regularly traded" on an established securities market if (i) one or more classes of the its stock representing 50 percent or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of our stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Treasury regulations under the Code were promulgated in final form in August 2003.

     These regulations apply to taxable years beginning after September 24, 2004. As a result, such regulations will be effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. Since the final regulations only came into force and effect beginning with the calendar year 2005, the Company believes that for 2004 and prior years satisfies the publicly traded requirements of the statute on the basis that more than 50% of the value of its stock, as represented by its Class A shares, are primarily and regularly traded on the American Stock Exchange and, therefore, the Company and its subsidiaries were entitled to exemption from U.S. federal income tax, in respect of their U.S. source shipping income. Beginning with calendar year 2005, when the final regulations will be in effect, the Company will not satisfy the Publicly-Traded Test because of the voting power rights held by its Class B shares and therefore believes it will not be able to qualify for the Code exemption.

     Excel Maritime Carriers Ltd. is not subject to corporate income taxes on its profits in Liberia because its income is derived from non-Liberian sources. The Company is not subject to corporate income tax in other jurisdictions.

15.  Interest and Finance Costs:

     The amounts in the accompanying consolidated statements of income are analyzed as follows:

                                                    2002         2003    2004
                                                    ----         ----    ----

      Interest on long-term debt                     449          395      243
      Bank charges                                    45           39       81
      Amortization and write-off of financing fees   234           39       39
                                                     ----       ------   ------
               Total                                 728          473      363
                                                     ====       ======   =======

16.  Earnings Per Common Share

     The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The components for the calculation of basic and diluted earnings per share are as follows:

                                                   2002       2003        2004
                                                   ----       ----        ----
      Income:
      Income available to common
       hareholders                              $ 1,089     $ 8,645     $ 32,050
      Basic earnings per share:
      Weighted average common shares
      outstanding - basic
                                             11,550,984  11,532,725   11,640,058
      Diluted earnings per share:
      Weighted average common shares
      outstanding - diluted
                                             11,550,984  11,532,725   11,640,058
      Basic earnings per common share            $ 0.09      $ 0.75       $ 2.75
      Diluted earnings per common share          $ 0.09      $ 0.75       $ 2.75

     The 2004 diluted earnings per share calculation exclude stock options that are convertible into 100,000 Class A common shares for the year ended December 31, 2004. The exclusion occurs because the exercise price of these instruments was greater than the average market price of the Company's common stock and their inclusion would have been anti-dilutive.

17.  Financial Instruments:

     The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable due to suppliers.

     (a) Interest rate risk: The Company's interest rates and long-term loan repayment terms are described in Note 8.

     (b) Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which it places its temporary cash investments. The Company does not require collateral from customers from whom amounts are due. Credit risk with respect to trade accounts receivable is generally diversified due to the large number of entities comprising the Company's charterer base and their dispersion across many geographic areas.

     (c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheets of temporary cash investments and accounts receivable approximate their respective fair values due to the short maturities of these amounts. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates.

18.  Subsequent Events:

     (a) Purchases of vessels: On January 24, 2005, Ingram signed a Memorandum of Agreement for the purchase of the 45,572 DWT, 1998 built, dry bulk carrier vessel Emerald for an amount of $30,000. The expected delivery date of the vessel is April 2005. On January 28, 2005 the company made an advance payment (10% of purchase price) of $3,000 and the remaining balance is payable on delivery of the vessel.

     On January 14, 2005, Whitelaw signed a Memorandum of Agreement for the purchase of the 71,504 DWT, 1993 built, dry bulk carrier vessel Birthday for an amount of $32,000. The expected delivery date of the vessel is April 2005. On January 28, 2005 the company made an advance payment (10% of purchase price) of $3,200 and the remaining balance is payable on delivery of the vessel.

     On February 22, 2005, Castalia signed a Memorandum of Agreement for the purchase of the 38,858 DWT, 1994 built, dry bulk carrier vessel Princess I for an amount of $25,600. The expected delivery date of the vessel is May 2005. On February 25, 2005 the company made an advance payment (10% of purchase price) of $2,560 and the remaining balance is payable on delivery of the vessel.

     (b) New Credit Facility: On February 16, 2005, Ingram, Whitelaw, Teagan, Fianna and Castalia, concluded a credit facility with a bank, the aggregate amount of which will not exceed the lower of (a) $95,000 or
          (b) 60% of the aggregate market value of the vessels owned by Ingram, Whitelaw, Teagan, Fianna and Castalia. The facility is available until September 30, 2005 and the interest rate on the amounts drawn will be at LIBOR plus a margin. The facility is payable in equal quarterly installments starting three months after the delivery of each vessel, plus a balloon payment at maturity.

     (c) Delivery of vessels and drawdown of loans: On January 3, 2005 the vessel Goldmar discussed in Note 5 was delivered to Pisces.

     On January 24, 2005 the vessel Swift was delivered to Liegh. On January 21, Leigh drew down $7,750 of the bank loan discussed in Note 8(c) and, on the same date, the then outstanding balance of the vessel's purchase price of $10,072 was paid to the sellers.

     On February 22, 2005 the vessel Isminaki was delivered to Fianna. On February 22, 2005 Fianna drew down $23,850 of the credit facility discussed in (b) above and, on the same date, the then-outstanding balance of the vessel's purchase price of $33,787 was paid to the sellers.

     (d) Newly Established Wholly Owned Subsidiaries: On January 4, 2005, the Company established Yasmine International Inc. ("Yasmine"). Yasmine was incorporated in the Republic of Liberia. On February 14, 2005, the Company established Barland Holdings Inc. ("Barland"), Fountain Services Ltd. ("Fountain") and Candy Enterprises Inc. ("Candy"). Barland, Fountain and Candy were incorporated in the Republic of Liberia. The above subsidiaries will become the owners of dry bulk carrier vessels to be acquired.

     (e) Termination of the Management Agreement with Excel Management Ltd: On March 2, 2005 the Company's Board of Directors approved, effective January 1, 2005, the termination of the management agreement with Excel Management Ltd. (the "Manager"), which, under the agreement's original terms, would have expired on April 30, 2008. In this respect the Company has agreed to sell to the Manager, as compensation for agreeing to terminate the management agreement and foregoing the fees it would have received under the management agreement, 1.5% of the Company's total outstanding Class A common stock as of March 2, 2005 (205,442 shares of Class A Common Stock with a value of $4,957 based on the March 2, 2005 closing price), subject to dilution protection and restrictions on transferability, for the amount of $2,024.

     (f) Conclusion of Brokering Agreement with Excel Management Ltd.: On March 4, 2005, the Company concluded a brokering agreement with Excel Management Ltd. under which Excel Management Ltd. is appointed as the Company's broker to provide services for the employment and chartering of the Company's vessels, for a commission fee equal to 1.25% of the revenue of each contract Excel Management Ltd. has brokered. The agreement is effective January 1, 2005 for an initial period of one year and will be automatically extended for successive one year periods, unless written notice by either party is given at least one year prior to the commencement of the applicable one year extension period.

     (g) Conclusion of a Memorandum of Agreement (Unaudited): On March 7, 2005, Barland, one of the Company's newly established wholly owned subsidiaries, signed a Memorandum of Agreement for the purchase of the 41,524 DWT, 1985 built, dry bulk carrier vessel Attractive for an amount of $15,500.

Schedule I - Condensed Financial Information of Excel Maritime Carriers Ltd. BALANCE SHEETS DECEMBER 31, 2003 AND 2004
(Expressed in thousands of U.S. Dollars - except share and per share data)

ASSETS                                                     2003         2004
------                                                     ----         ----
 CURRENT ASSETS:
 Cash and cash equivalents                                 $     1       $51,890
 Investments                                                26,501        58,963
 Prepayments and other                                           1           225
                                                           --------     --------

            Total assets                                   $26,503    $  111,078
                                                           ========     ========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Intercompany account                                      $12,197    $   12,628
 Accounts payable                                               32           323
 Accrued liabilities                                           116           246
                                                           --------      -------

                                                            12,345        13,197
                                                           ........     ........

STOCKHOLDERS' EQUITY:
Preferred Stock, $0.01 par value: 5,000,000 shares              -             -
authorized, none issued Common  stock,  $0.01 par
value;  49,000,000  A Class  shares and  1,000,000 B
Class shares authorized;  11,496,153 A Class shares
and 114,946 B Class shares and  outstanding at
December 31,  2003;  13,696,153 A Class shares and
114,946 B Class shares issued and outstanding at
December 31, 2004.                                             116           138
 Additional paid-in capital                                 12,086        63,737
 Retained earnings                                           2,078        34,128
                                                            -------      -------
                                                            14,280        98,003
Less: Treasury stock, 40,100 A Class shares                  (122)         (122)
                                                            -------      -------

            Total stockholders' equity                      14,158        97,881
                                                           .......      ........

            Total liabilities and stockholders' equity     $26,503     $ 111,078
                                                           =======      ========

Schedule I - Condensed Financial Information of Excel Maritime Carriers Ltd. STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004 (Expressed in thousands of U.S. Dollars--except for share and per share data)

                                           2002          2003         2004
                                           ----          ----         ----
REVENUES:
   Equity in net income of subsidiaries     1,139         8,945          32,462
   Interest income                             30             -              70
   Gain on sale of subsidiary                 108             -               -
 EXPENSES:
   Foreign exchange losses                      -             -               2
   General and administrative expenses        188           300             480

                                          -----------   -----------    --------
 Net Income                                    1,089         8,645       32,050
                                          ===========   ===========    ========

Earnings per common share, basic                0.09          0.75         2.75
                                          ===========   ===========    ========

Weighted average number of common
shares, basic                             11,550,984    11,532,725   11,640,058
                                          ===========   ===========  ==========

Earnings per common share, diluted              0.09          0.75         2.75
                                          ===========   ===========  ==========

Weighted average number of common
shares, diluted                           11,550,984    11,532,725   11,640,058
                                          ==========    ==========   ==========

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF EXCEL MARITIME CARRIERS LTD.
STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31 2002,
2003 AND 2004
(Expressed in thousands of U.S. Dollars - except share and per share data)

                                      Common Stock
                                   -------------------
                                                                              Accumulated
                     Comprehensive                     Additional             Other                              Total
                       Income       # of          Par  Paid-in     Retained   Comprehensive           Treasury   Stockholders'
                       (Loss)       Shares      Value  Capital     Earnings   Income (Loss)  Total     Stock     Equity
                       ------       ------     ------  -------     --------   -------------  -----     -----     ------
BALANCE,
December 31, 2001                   11,611,099    116     12,086     18,542         (1,502)   29,242     (122)      29,120
   - Net income            1,089           -        -          -      1,089               -    1,089        -        1,089
   -Cumulative
   translation
   adjustments
   relating to
   subsidiary
   disposed of            (1,502)          -        -          -    (1,502)           1,502        -        -            -
   - Dividends paid
     ($2.15 per share)         -           -        -          -    24,696)               -  (24,696)       -     (24,696)
                        --------
    Comprehensive
    income                  (413)
                       =========


BALANCE,                        ----------      -----  ---------  ---------      ----------  -------  -------  -----------
December 31, 2002                   11,611,099    116     12,086     (6,567)              -    5,635     (122)       5,513

    - Net income           8,645             -      -          -      8,645               -    8,645        -        8,645
                       ---------
    Comprehensive
    income                 8,645
                       =========

BALANCE,                            ----------  -----  ---------  ---------      ----------  -------  -------  -----------
December 31, 2003                   11,611,099    116     12,086      2,078               -   14,280     (122)      14,158

     - Net income         32,050            -       -          -     32,050               -   32,050          -     32,050
     - Issuance  of
    common stock               -     2,200,000     22     54,978          -               -   55,000          -     55,000
     - Expenses
    relating  to the
    issuance of
    common stock               -             -      -     (3,549)         -               -   (3,549)         -     (3,549)
     - Stock-based
    compensation
    expense                                  -      -        222          -               -      222          -        222
                       ---------
     Comprehensive        32,050
    income
                      ==========

BALANCE,                            ----------  -----  ---------  ---------      ----------  -------  -------  -----------
December 31, 2004                   13,811,099    138     63,737     34,128               -   98,003     (122)      97,881
                                    ==========  =====  =========  =========      ==========  =======  =======  ===========

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF EXCEL MARITIME CARRIERS LTD. STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31 2002, 2003 AND 2004 (Expressed in thousands of U.S. Dollars)

                                                    2002      2003        2004
                                                    ----      ----        ----
 Cash Flows from Operating Activities:

     Net income                                   $ 1,089   $ 8,645    $ 32,050
     Adjustments to reconcile net income
     (loss) to net cash provided by
     operating activities:
     Undistributed earnings of subsidiaries       (1,139)    (8,945)    (32,462)
     Stock-based compensation expense                  -          -         222
     Increase (Decrease) in:
        Prepayments and other                         (1)         -        (224)
        Intercompany account                        4,653      3,777        431
        Accounts payable                              (7)        (1)        291
        Accrued liabilities                            79          -        130
                                                  --------   --------    ------

 Net Cash from Operating Activities                 4,674      3,476        438
                                                  ........   ........    ......

 Cash Flows from Investing Activities:
      Proceeds from sale of subsidiary             21,200          -          -
      Disposal of subsidiary, net of
      cash disposed of                             (4,666)         -         -

                                                  --------   --------     -----
 Net Cash from in Investing Activities             16,534          -          -
                                                  ........   ........    ......

 Cash Flows from Financing Activities:
      Proceeds of long-term debt                    7,089
      Payments of long-term debt                   (3,589)    (3,500)         -
      Issuance of common stock                          -          -     51,451
      Dividends paid                              (24,696)         -          -
                                                  -------   --------    -------
 Net Cash from (used in) Financing Activities     (21,196)    (3,500)    51,451
                                                  ........   ........   .......

 Net increase (decrease) in cash and
 cash equivalent                                       12        (24)    51,889
 Cash and cash equivalents at beginning of year        13         25          1
                                                  -------   --------    -------

 Cash and cash equivalents at end of  year        $    25    $     1  $  51,890
                                                  ========   =======    =======

Schedule I - Condensed Financial Information of Excel Maritime Carriers Ltd.

In the Parent Company only financial statements, the Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of acquisition. The Company, during the years ended December 31, 2002, 2003 and 2004, received cash dividends of $0, $0, $0, respectively. The Parent Company only financial statements should be read in conjunction with the Company's consolidated financial statements.

ITEM 19 - EXHIBITS


Exhibit


Number             Description
------             -----------


 11                Code of Ethics

 12.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

 12.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

 13.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

 13.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

 15.1              Consent of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                  Excel Maritime Carriers Ltd.


                                                   /s/ Christopher Georgakis
                                                       ---------------------
                                                       Chief Executive Officer


Date  June 29, 2005


02545.0001 #582789