Form 20-F
period 2005-12-30
EXCEL MARITIME CARRIERS LTD
filed 2006-06-29
CIK 842294

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

                   For the fiscal year ended December 31, 2005

                                       OR

[_]             TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                        OF THE SECURITIES EXCHANGE ACT OF
                                      1934

                        For the transition period from to

                         Commission file number: 1-10137

                                       OR

[_]           SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

        Date of event requiring this shell company report: Not applicable


                          EXCEL MARITIME CARRIERS LTD.
                       ----------------------------------
             (Exact name of Registrant as specified in its charter)

                       ----------------------------------
                 (Translation of Registrant's name into English)

                                     LIBERIA
                       ----------------------------------
                 (Jurisdiction of incorporation or organization)

                        c/o Excel Maritime Carriers Ltd.
                               Par La Ville Place
                              14 Par La Ville Road
                             Hamilton HM JX Bermuda
                       ----------------------------------
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                              ---------------------

    Title of each class                Name of each exchange on which registered
-------------------------             ------------------------------------------
Common shares, par value $0.01                 New York Stock Exchange

Securities  registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

            Indicate the number of outstanding shares of each of the
                 issuer's classes of capital or common stock as
            of the close of the period covered by the annual report:

     As of December 31, 2005, there were 19,595,153 shares of Class A common shares and 114,946 Class B common shares of the registrant outstanding.


Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
                       |_| Yes                          |X| No

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
                       |_| Yes                          |X| No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                       |X| Yes                          |_| No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer |_|   Accelerated filer |X|    Non-accelerated filer |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

                       |_| Item 17                      |X| Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
                       |_| Yes                          |X| No

                                TABLE OF CONTENTS

PART I

  ITEM 1 -  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.............5
  ITEM 2 -  OFFER STATISTICS AND EXPECTED TIMETABLE...........................5
  ITEM 3 -  KEY INFORMATION...................................................5
  ITEM 4 -  INFORMATION ON THE COMPANY.......................................18
  ITEM 5 -  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....................28
  ITEM 6 -  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................37
  ITEM 7 -  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS................39
  ITEM 8 -  FINANCIAL INFORMATION............................................40
  ITEM 9 -  THE OFFER AND LISTING............................................41
  ITEM 10 - ADDITIONAL INFORMATION...........................................42
  ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
            MARKET RISK......................................................51
  ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY
            SECURITIES.......................................................52

PART II

  ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..................52
  ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
            AND USE OF PROCEEDS..............................................52
  ITEM 15 - CONTROLS AND PROCEDURES..........................................52
  ITEM 16A- AUDIT COMMITTEE FINANCIAL EXPERT.................................53
  ITEM 16B- CODE OF ETHICS...................................................53
  ITEM 16C- PRINCIPAL ACCOUNTANT FEES AND RELATED SERVICES...................53
  ITEM 16D- EXCEPTION FROM THE LISTING STANDARDS FOR AUDIT
            COMMITTEE........................................................53
  ITEM 16E- PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATES..........54

PART III

  ITEM 17 - FINANCIAL STATEMENTS.............................................54
  ITEM 18 - FINANCIAL STATEMENTS.............................................54
  ITEM 19 - EXHIBITS........................................................II-1

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

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations, changes in income tax legislation or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

                                     PART I


ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable

ITEM 3 - KEY INFORMATION

A.   Selected Financial Data

     The following table sets forth our selected historical consolidated financial data and other operating information for each of the five years in the five year period ended December 31, 2005. The following information should be read in conjunction with "Item 5, Operating and Financial Review and Prospects", the consolidated financial statements, related notes, and other financial information included herein. The following selected consolidated financial data of Excel Maritime Carriers Ltd. in the table below are derived from our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") and have been audited for the years ended December 31, 2002, 2003, 2004 and 2005 by Ernst & Young (Hellas) Certified Auditors Accountants S.A. ("Ernst & Young"), independent registered public accounting firm, and for the year ended December 31, 2001 by Arthur Andersen, independent auditors. On August 31, 2002, Arthur Andersen LLP, an affiliate of Arthur Andersen, ceased practising before the SEC. For a discussion of certain risks relating to Arthur Andersen's audit of our financial statements, see "Risk Factors" below.

Selected Historical Financial Data and Other Operating Information


($ in thousands, except per share data                            Year Ended December 31,
and Average Daily Results)

                                                    2001          2002         2003          2004          2005
----------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA

Voyage revenues                                   25,938        15,602       26,094        51,966       118,082

Revenues from managing related party                 584           385          527           637           522
vessels

Investment income                                 11,440             -            -             -             -

Voyage expenses                                  (10,956)       (7,009)      (7,312)       (8,100)      (11,693)

Voyage Expenses - related Party                        -             -            -             -       (1,412)

Vessel operating expenses                         (6,849)       (5,354)      (6,529)       (7,518)      (24,215)

Depreciation and amortization                     (1,419)       (1,080)      (1,548)       (1,713)      (20,714)

Management Fees - related party                     (788)         (225)        (260)         (270)            -

General and administrative expenses                   73        (1,294)      (1,772)       (2,867)       (6,520)

Gain/(Loss) on sale of vessels                      (423)          569            -             -        26,795

Contract Termination Expense                           -             -            -             -        (4,963)
                                              ------------------------------------------------------------------
Operating Income                                  17,600         1,594        9,200        32,135        75,882
                                              ------------------------------------------------------------------

Interest and finance costs, net                   (1,422)         (669)        (461)          (61)       (7,878)

Provision for loss on sale of subsidiary          (9,300)            -            -             -             -

Other, net                                            55           164          (94)          (24)           66

US Source Income Taxes                                 -             -            -             -          (311)
                                              ------------------------------------------------------------------
Net Income                                         6,933         1,089        8,645        32,050        67,759
                                              ------------------------------------------------------------------

Basic and fully diluted earnings per share          0.60          0.09         0.75          2.75          3.64


Weighted average basic and diluted
shares outstanding                            11,514,950    11,550,984   11,532,725    11,640,058    18,599,876

Dividends per share                                    -          2.15            -             -             -

BALANCE SHEET DATA

Cash and cash equivalents                         10,131         1,949        3,958        64,903        58,492

Current assets, including cash                    41,908         3,157        5,525        71,376        70,547

Total assets                                      55,465        21,435       24,083       113,997       561,025

Current liabilities, including current
portion of long-term debt                         26,488         5,896        4,121        10,566        51,450

Total long-term debt, excluding current portion        -        10,090        5,870         5,616       221,586


Stockholders' equity                              28,977         5,449       14,092        97,815       287,989

($ in thousands, except per share data                            Year Ended December 31,
and Average Daily Results)

                                                    2001          2002         2003          2004          2005

OTHER FINANCIAL DATA

Net cash from (used in) operating activities       9,540         (260)        8,887        32,033        73,639

Net cash from (used in) investing activities        (232)       11,996            -       (26,220)     (417,743)

Net cash from (used in) financing activities           7       (20,771)      (6,878)       55,132       337,693

FLEET DATA

Average number of vessels (1)                        5.5           4.2          5.0           5.0          14.4

Available days for fleet (2)                       2,008         1,458        1,686         1,793         5,070

Calendar days for fleet (3)                        2,008         1,524        1,825         1,830         5,269

Fleet utilization (4)                              100.0%         95.7%        92.4%         98.0%         96.2%

AVERAGE DAILY RESULTS

Time charter equivalent (5)                        7,461         5,894       11,140        24,465        20,705

Vessel operating expenses(6)                       3,411         3,513        3,578         4,108         4,596

General and administrative expenses (7)              936           968        1,082         1,692         1,260

Total vessel operating expenses (8)                4,347         4,481        4,660         5,800         5,856

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Available days for fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days associated with major repairs, dry-dockings or special or intermediate surveys.

(3) Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, dry-dockings or special or intermediate surveys.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing available days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating
     TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for the periods presented.

$ in thousands, except per for TCE rates,                         Year Ended December 31,
which are expresses in $, and voyage days

                                                    2001          2002         2003          2004          2005
                                                    ----          ----         ----          ----          ----
Voyage revenues                                   25,938        15,602       26,094        51,966       118,082

Voyage expenses                                  (10,956)       (7,009)      (7,312)       (8,100)      (13,105)
                                            ------------- ------------- ------------ ------------- -------------

Time charter equivalent revenue                   14,982         8,593       18,782        43,866       104,977
                                            ============= ============= ============ ============= =============

Available days for fleet                           2,008         1,458        1,686         1,793         5,070

Time charter equivalent (TCE) rate                 7,461         5,894       11,140        24,465        20,705

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(8) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

B.   Capitalization and Indebtedness

     Not Applicable.

C.   Reasons For the Offer and Use of Proceeds

     Not Applicable.

D.   Risk Factors

Some of the following risks relate principally to the industry in which we operate and our business in general. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially adversely affected and the trading price of our securities could decline.

The cyclical nature of the shipping industry may lead to volatile changes in freight rates and vessel values which may adversely affect our earnings.

     We are an independent shipping company that operates in the dry bulk shipping markets. One of the factors that impacts our profitability is the freight rates we are able to charge. The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely, and charter hire rates for dry bulk vessels have recently declined from historically high levels. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by sea internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

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

     o    vessel casualties;

     o    the level of port congestion;

     o changes in environmental and other regulations that may limit the useful life of vessels;

     o    the number of vessels that are out of service; and

     o    changes in global dry bulk commodity production.

     We anticipate that the future demand for our dry bulk vessels will be dependent upon continued economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global dry bulk fleet and the sources and supply of dry bulk cargo to be transported by sea. The capacity of the global dry bulk carrier fleet seems likely to increase and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

Due  to  the  fact  that  the  market   value  of  our  vessels  may   fluctuate
significantly, we may incur losses when we sell vessels or we may be required to write down their carrying value, which may adversely affect our earnings.

     The fair market values of our vessels have generally experienced high volatility. Market prices for second-hand dry bulk vessels have recently been at historically high levels. You should expect the market values of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, the types, sizes and ages of our vessels, applicable governmental regulations and the cost of new-buildings.

     If a determination is made that a vessel's future useful life is limited or its future earnings capacity is reduced, it could result in an impairment of its value on our financial statements that would result in a charge against our earnings and the reduction of our shareholder's equity. If for any reason we sell our vessels at a time when prices have fallen, the sale may be less than the vessel's carrying amount on our financial statements, and we would incur a loss and a reduction in earnings.

Rising fuel prices.

     Fuel is a significant, if not the largest, expense in our shipping operations when vessels are not under period charter. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation.

If we violate environmental laws or regulations, the resulting liability may adversely affect our earnings and financial condition.

     Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations.

     The operation of our vessels is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention or the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of our applicable vessels is ISM code-certified by Bureau Veritas, and we expect that each other vessel that we agree to purchase will be ISM code-certified, when delivered to us. Bureau Veritas has also awarded ISM certification to Maryville Maritime Inc. or "Maryville", our vessel management company. However, there can be no assurance that such certification will be maintained indefinitely.

We are subject to inspection by a classification society.

     The hull and machinery of every commercial vessel must be classed by a classification society authorised by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. The Company's vessels are currently enrolled with Bureau Veritas, or BV, Nippon Kaiji Kyokai or NKK, Det Norske Veritas or DNV and Lloyd's Register of Shipping or LRS.

     A vessel must  undergo  Annual  Surveys,  Intermediate  Surveys and Special
Surveys.  In  lieu  of a  Special  Survey,  a  vessel's  machinery  may  be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on Special Survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry-docked every two to three years for inspection of the underwater parts of such vessel. Generally, we will make a decision to scrap a vessel or continue operations at the time of a vessel's fifth Special Survey.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

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

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

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

World events outside our control may negatively affect the shipping industry, which could adversely affect our operations and financial condition.

     Terrorist attacks like those in New York on September 11, 2001 and London on July 7, 2005 and the United States' continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The continuing conflicts in Iraq and elsewhere may lead to additional acts of terrorism and armed conflict around the world. In the past, political conflicts resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. For example, in October 2002, the VLCC Limburg was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. These uncertainties could adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns. Any of these occurrences could have a material adverse impact on our operating results, revenue, and costs.

We are dependent on voyage charters in the spot market and short-term time charters in the time charter market, which are volatile.

     We currently charter some of our vessels on a voyage charter, which are charters for one specific voyage, and short-term time charter basis. A short-term time charter is a charter with a term of less than six months. Although dependence on voyage charters and short-term time charters is not unusual in the shipping industry, the voyage charter and short-term time charter markets are highly competitive and rates within those markets may fluctuate significantly based upon available charters and the supply of and demand for sea borne shipping capacity. While our focus on the voyage and short-term time charter markets may enable us to benefit if industry conditions strengthen, we must consistently procure this type of charter business to obtain these benefits. Conversely, such dependence makes us vulnerable to declining market rates for this type of charters.

     Moreover, to the extent our vessels are employed in the voyage charter market our voyage expenses will be more significantly impacted by increases in the cost of bunkers (fuel). Unlike time charters in which the charterer bears all of the bunker costs, in voyage charters we bear the bunker costs, port charges and canal dues. As a result, increases in fuel costs in any given period could have a material adverse effect on our cash flow and results of operations for the period in which the increase occurs.

     There can be no assurance that we will be successful in keeping all our vessels fully employed in these short-term markets or that future spot and short-term charter rates will be sufficient to enable our vessels to be operated profitably.

A drop in spot charter rates may provide an incentive for some charterers to default on their time charters.

     When we enter into a time charter, charter rates under that time charter are fixed for the term of the charter. If the spot charter rates in the drybulk shipping industry become significantly lower than the time charter rates that some of our charterers are obligated to pay us under our existing time charters, the charterers may have incentive to default under that time charter or attempt to renegotiate the time charter, which may adversely affect our operating results and cash flows by reducing our revenues.

We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.

     We have historically derived a significant part of our revenue from a small number of charterers. During 2004, we derived approximately 44% of our gross revenues from four charterers, and during 2005, we derived approximately 41% of our gross revenues from five charterers.

We face strong competition.

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

     When the market value of a vessel declines, it reduces our ability to refinance the outstanding debt or obtain future financing. Also, declining vessel values could cause us to breach of some of the covenants under our financing agreements. In such an event, if we are unable to pledge additional collateral, or obtain waivers from the lenders, the lenders could accelerate the debt and in general, if we are unable to service such accelerated debt, we may have vessels repossessed by our lenders.

Loan agreements may prohibit or impose certain conditions on the payment of dividends.

     Certain of our subsidiaries have entered into a loan facility which contain a number of financial covenants and general covenants that prohibit, among other things, a subsidiary from paying dividends without the consent of our lenders until the respective loan facility is paid in full. This prohibition on paying dividends means that these subsidiaries cannot pay dividends to us until the respective loan facilities are paid in full or with out the consent of our lenders, which in turn may affect our ability to make dividend payments to our shareholders. There can be no assurance that our subsidiaries will pay dividends to us or that we will make dividend payments to our shareholders even after all loan facilities are paid in full.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations.

     We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of the jurisdiction of their incorporation, which regulates the payment of dividends by companies.

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

Our ability to successfully implement our business plans depends on our ability to obtain additional financing, which may affect the value of your investment in the Company.

     We will require substantial additional financing to fund the acquisition of additional vessels and to implement our business plans. We cannot be certain that sufficient financing will be available on terms that are acceptable to us or at all. If we cannot raise the financing we need in a timely manner and on acceptable terms, we may not be able to acquire the vessels necessary to implement our business plans and consequently you may lose some or all of your investment in the company.

     While we expect that a significant portion of the financing resources needed to acquire vessels will be through long term debt financing, we may raise additional funds through additional equity offerings. New equity investors may dilute the percentage of the ownership interest of existing shareholders in the company. Sales or the possibility of sales of substantial amounts of shares of our common stock in the public markets could adversely affect the market price of our common stock.

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

     --   the addition of new equipment; or

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

Risk of loss and lack of adequate insurance may affect our results

     Adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances and events create an inherent risk of catastrophic marine disasters and property loss in the operation of any ocean-going vessel. In addition, business interruptions may occur due to political circumstances in foreign countries, hostilities, labour strikes, and boycotts. Any such event may result in loss of revenues or increased costs.

     Our business is affected by a number of risks, including mechanical failure of our vessels, collisions, property loss to the vessels, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any ocean-going vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. The United States Oil Pollution Act of 1990, or OPA, by imposing potentially unlimited liability upon owners, operators and bareboat charterers for certain oil pollution accidents in the U.S., has made liability insurance more expensive for ship owners and operators and has also caused insurers to consider reducing available liability coverage.

     We carry insurance to protect against most of the accident-related risks involved in the conduct of our business and we maintain environmental damage and pollution insurance coverage. We do not carry insurance covering the loss of revenue resulting from vessel off-hire time. We believe that our insurance coverage is adequate to protect us against most accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. Currently, the available amount of coverage for pollution is $1.0 billion for dry bulk carriers per vessel per incident. However, there can be no assurance that all risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations in the past have resulted in increased costs for insurance against the risk of environmental damage or pollution. In the future, we may be unable to procure adequate insurance coverage to protect us against environmental damage or pollution.

Our recent growth will impose significant additional responsibilities on us that we may not be able to meet if we cannot hire and retain qualified personnel.

     With our recent acquisitions, we have more than tripled the size of our fleet. This has imposed significant additional responsibilities on our management and staff, and, together with the recent termination of our management agreement with Excel Management Ltd., has imposed significant additional responsibilities on the management and staff of our wholly-owned subsidiary Maryville's Maritime Inc. Although we believe that our current staffing levels are adequate, future events that we cannot predict may require both us and Maryville to increase the number of personnel. There can be no assurance that we will be able to hire qualified personnel when needed. Difficulty in hiring and retaining qualified personnel could adversely affect our results of operations.

Because most of our employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.

     We employ approximately 430 seafarers and 57 land-based employees in our Athens office. The 57 employees in Athens are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labour interruptions. Any labour interruptions could disrupt our operations and harm our financial performance.

Because we generate all of our revenues in U.S. dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

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

     The Republic of Liberia enacted a new income tax law generally effective as of January 1, 2001, (the "New Act"), which repealed, in its entirety, the prior income tax law, (the "Prior Law"), in effect since 1977 pursuant to which we and our Liberian subsidiaries, as non-resident domestic corporations, were wholly exempt from Liberian tax.

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

Our obligations to issue shares of Class A common stock to Excel Management under the terms of our management termination agreement are dilutive to our other investors.

     In the management termination agreement that we entered into in early March 2005 with Excel Management, we agreed to issue to Excel Management 205,442 shares of our Class A common stock, which is approximately 1.5% of the total number of shares of our Class A common stock outstanding on March 2, 2005. We further agreed to issue to Excel Management, at any time at which we issue additional shares of our Class A common stock to any third party for any reason, such number of additional shares of Class A common stock which, together with the shares of Class A common stock issued to Excel Management in the original issuance, equals 1.5% of our total outstanding Class A common stock after taking into account the third-party issuance and the shares to be issued to Excel Management under the anti-dilution provisions of the agreement. We will not receive any consideration from Excel Management for any shares of Class A common stock issued by us to Excel Management pursuant to an anti-dilution issuance other than that already received. Our obligation with respect to anti-dilution issuances ends on December 31, 2008. Issuances of shares of Class A common stock to Excel Management as a result of the original issuance and anti-dilution issuances will be dilutive to our shareholders.

Issuance of preferred stock may adversely affect the voting power of the our shareholders and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

     Our articles of incorporation currently authorize our board of directors to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions, with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series without shareholder approval. If our board of directors determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

Existing shareholders can exert considerable control over us, which may limit future shareholders' ability to influence our actions.

     Our Class B common shares have 1,000 votes per share and our Class A common shares have one vote per share. Existing shareholders, including our executive officers and directors, together own 100% of our outstanding Class B common shares, representing approximately 85% of the voting power of our outstanding capital stock.

     Because of the dual class structure of our capital stock, the holders of Class B common shares have the ability to control and will be able to control all matters submitted to our stockholders for approval even if they come to own less than 50% of our outstanding common shares. Even though we are not aware of any agreement, arrangement or understanding by the holders of our Class B common shares relating to the voting of their shares of common stock, the holders of our Class B common shares have the power to exert considerable influence over our actions.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have.

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

We and our shareholders face certain risks related to our former employment of Arthur Andersen as our independent auditors.

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

ITEM 4 - INFORMATION ON THE COMPANY

A.   History and development of the Company

     We, Excel Maritime Carriers Ltd., are a shipping company specializing in the world-wide seaborne transportation of dry bulk cargoes. We were incorporated under the laws of the Republic of Liberia on November 2, 1988 and our Class A common stock trades as of September 15, 2005 on the New York Stock Exchange
(NYSE) under the symbol "EXM". Prior to that date our Class A common stock was trading on the American Stock Exchange (AMEX) under the same symbol.

     We are a provider of worldwide sea borne transportation services for dry bulk cargo including among others, iron ore, coal and grain, collectively referred to as "major bulks," and steel products, fertilizers, cement, bauxite, sugar and scrap metal, collectively referred to as "minor bulks".

     The address of our registered office in Bermuda is 14 Par-la- Villa Road, Hamilton HM JX, Bermuda. We also maintain executive offices at 17th km National Road Athens-Lamia & Finikos Str., 145 64, Nea Kifisia, Athens, Greece. Our telephone number at that address dialing from the U.S. is (011) 30210 818 7000.

B.   Business Overview

     As of December 31, 2005, our fleet consisted of 17 dry bulk carriers, comprised of ten Panamax and seven Handymax vessels, representing a carrying capacity of approximately 1,005,000 dwt. The average age of our vessels as of December 2005 was 12.8 years. Our vessels carry iron ore, coal and grains, collectively referred to as "major bulks", and steel products, fertilizers, cement, bauxite, sugar and scrap metal, collectively referred to as "minor bulks".

     Our fleet is managed by Maryville Maritime Inc., one of our wholly-owned subsidiaries.

Our Fleet

     The following is a list of the vessels in our fleet, all of which are dry bulk carriers:

Vessel Name                     DWT                Year Built        Type
-----------                     ---                ----------        ----

Isminaki                        74,577                1998          Panamax
Angela Star                     73,798                1998          Panamax
Elinakos                        73,751                1997          Panamax
Rodon                           73,670                1993          Panamax
Happy Day                       71,694                1997          Panamax
Birthday                        71,504                1993          Panamax
Renuar                          70,128                1993          Panamax
Powerful                        70,083                1994          Panamax
Fortezza                        69,634                1993          Panamax
First Endeavour                 69,111                1994          Panamax

Emerald                         45,572                1998          Handymax
Marybelle                       42,552                1987          Handymax
Attractive                      41,524                1985          Handymax
Lady                            41,090                1985          Handymax
Goldmar                         39,697                1984          Handymax
Princess I                      38,858                1994          Handymax
Swift                           37,687                1984          Handymax

         Total               1,004,930 dwt

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

     o Fleet expansion and reduction in average age. We intend to grow and, over time, reduce the average age of our fleet through timely and selective acquisitions of well-maintained second hand dry bulk carriers. Our acquisition candidates generally are chosen based on economic and technical criteria. We also expect to explore opportunities to sell some of our older vessels.

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

     o Strong Customer Relationships. We have strong relationships with our customers and charterers that we believe are the result of the quality of our fleet and our reputation for dependability. Through Maryville Maritime Inc., our management subsidiary, we have many long-established customer relationships, and our management believes it is well regarded within the international shipping community. During the past 15 years, vessels managed by Maryville have been repeatedly chartered by subsidiaries of major dry bulk operators. In 2005, we derived approximately 41% of our gross revenues from five charterers (out of which 12% was derived from one charterer).

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

Corporate Structure

     We own each of our vessels through separate wholly-owned subsidiaries incorporated in Liberia and Cyprus. Until December 31, 2004 the operations of our vessels were managed by Excel Management Ltd., an affiliated Liberian corporation formed on January 13, 1998, under a management agreement that was terminated early March 2005, with effect from January 1, 2005. Excel Management had subcontracted to Maryville Maritime Inc., a wholly-owned subsidiary of ours, since March 2001, some of the management services. These services are provided at usual market rates and include technical management, such as managing day-to-day vessel operations including supervising the crewing, supplying, maintaining and drydocking of vessels, commercial management regarding identifying suitable vessel charter and sale/purchase opportunities and certain accounting services. Effective January 1, 2005 Maryville is directly managing the operations of our vessels, while Excel Management acts as our broker with respect to, among other matters, the employment of our vessels under a brokering agreement concluded on March 4, 2005 and pursuant to our instructions. Our brokering agreement with Excel Management is discussed in more detail in Operations & Ship Management below.

     The names of our wholly-owned subsidiaries that own vessels and the vessel each owns are as follows:

Subsidiaries as of December 31, 2005

Subsidiary                                                  Vessel
----------                                                  ------

Fianna Navigation S.A.                                      Isminaki
Marias Trading Inc.                                         Angela Star
Yasmine International Inc.                                  Elinakos
Tanaka Services Ltd.                                        Rodon
Amanda Enterprises Ltd.                                     Happy Day
Whitelaw Enterprises Co.                                    Birthday
Candy Enterprises Inc.                                      Renuar
Fountain Services Ltd.                                      Powerful
Teagan Shipholding S.A.                                     First Endeavor
Harvey Development Corp.                                    Fortezza
Ingram Limited                                              Emerald
Snapper Marine Ltd.                                         Marybelle
Barland Holding Inc.                                        Attractive
Centel Shipping Co. Ltd.                                    Lady
Pisces Shipholding Ltd.                                     Goldmar
Castalia Services Ltd.                                      Princess I
Liegh Jane Navigation S.A.                                  Swift

     We have also established the following companies to acquire vessels:

                                     Country of
Company                             incorporation        Date of incorporation
-------                             -------------        ---------------------

Magalie Investments Corp.             Liberia                  March 2005
Melba Management Ltd.                 Liberia                  April 2005
Minta Holdings S.A.                   Liberia                  April 2005
Odell International Ltd.              Liberia                  April 2005
Naia Development Corp.                Liberia                  April 2005

     The names of our wholly owned subsidiaries that owned vessels which were sold during 2005 are as follows:

Subsidiary                                               Vessel
----------                                               ------

Tortola Shipping Company Limited                         Lucky Lady
Storler Shipping Company Limited                         Petalis
Becalm Shipping Company Limited                          Fighting Lady
Madlex Shipping Company Limited                          Almar I

Operations and Ship Management

     Historically, our fleet has been managed by Excel Management, Ltd., ("Excel Management"), an affiliated company controlled by our Chairman of the Board of Directors, under a five-year management agreement. Under this agreement, we paid Excel Management a monthly management fee of $15,000 per month for each of our vessels and an annual fee for general corporate and clerical management services of $60,000. The agreement provided that both of these fees would increase annually by five percent. Excel Management had sub-contracted Maryville Maritime Inc to perform some of these management services. Maryville became a wholly-owned subsidiary of ours on March 31, 2001.

     In order to streamline operations, reduce costs and take control of the technical and commercial management of our fleet, in early March 2005, with effect from January 1, 2005, we reached an agreement with Excel Management to terminate the management agreement, the term of which was scheduled to extend until April 30, 2008. The technical and commercial management of our fleet has been assumed by our wholly-owned subsidiary, Maryville, in order to eliminate the fees we would have paid to Excel Management for the remaining term of the management agreement, which would have increased substantially given the expansion of our fleet from five vessels to 17 vessels through the recent acquisition of new vessels. As consideration for Excel Management's consent to terminate the management agreement and forego the fees it would have received under the management agreement had the agreement remained in effect through its scheduled expiration in 2008, we have agreed to issue to Excel Management 205,442 shares of our Class A common stock, which is equal to approximately 1.5% of our Class A common stock outstanding as of March 2, 2005. We have initially agreed to issue these shares to Excel Management by March 2, 2006. On March 6, 2006, we reached an agreement with Excel Management to extend the issuance of such shares by March 2, 2007. Excel Management may not transfer these shares for a period of two years after their issuance, and the shares will contain a restrictive legend to that effect. In addition to the above-mentioned shares, as part of the consideration for agreeing to terminate the management agreement, we agreed to issue to Excel Management, at any time at which we issue additional shares of our Class A common stock to any third party until December 31, 2008 for any reason, such number of additional shares of Class A common stock which, together with the shares of Class A common stock issued to Excel Management in the original issuance, equals 1.5% of our total outstanding Class A common stock after taking into account the third-party issuance and the shares to be issued to Excel Management under the anti-dilution provisions of the agreement. If any such additional shares are issued, Excel Management may not transfer these additional shares for a period of two years after their issuance.

     In connection with our agreement to issue the 205,442 shares of our Class A common stock and the anti-dilution issuances described above, Excel Management has agreed to make a one time cash payment to us in an amount equal to $2.0 million upon delivery of such shares. We will not receive any cash payment or other future consideration in receipt of shares of Class A common stock issued to Excel Management in connection with any anti-dilution issuances. To date, these shares have not been issued and we have not received the related payment from Excel Management. The fair value of the 205,442 Class A common shares to be issued under the termination agreement and the fair value of the anti-dilution provisions totalled $7.0 million.

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

Environmental Regulation - International Maritime Organization ("IMO").

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

Environmental Regulations -The United States Oil Pollution Act of 1990.

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

     OPA limits the liability of responsible parties to the greater of $600 per gross ton or $0.5 million per drybulk vessel that is over 300 gross tons (subject to possible adjustment for inflation). Under a recently proposed legislation OPA liability limits will be increased, when such legislation is enacted, to the greater of $950.0 per gross tonne or $0.8 million per dry bulk carrier that is over 300 gross tonnes (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party's gross negligence or wilful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

     We currently maintain for each of our vessel's pollution liability coverage insurance in the amount of $1 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, it would have a material adverse effect on our business.

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

     Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (the "CLC"), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defences. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $6.5 million plus approximately $913.0 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $129.9 million per vessel, with the exact amount tied to a unit of account which varies according to a basket of currencies, based on currency exchange rates on March 20, 2006. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

The International Dry Bulk Shipping Market

     The dry bulk shipping market is the primary provider of global commodities transportation. Approximately one third of all seaborne trade is dry bulk related.

     During 2005, dry bulk trade growth increased by approximately 4%. This increase is primarily attributed to the heavy demand for major bulk commodities, such as iron ore and coal, from the Far East region and more specifically from China. China's economy in 2005 continued growing at a record pace of almost 9% due to the country's rapid industrial growth.

     On the supply side, the world fleet grew in 2005 by approximately 7% in terms of dwt to 345 million. Scrapping of vessels for 2005 was again at a low level at 1 million dwt as most of the owners elected to take advantage of the favorable shipping markets instead of scrapping their vessels.

     After three consecutive years in which demand for seaborne trade has grown faster than new-building supply, the situation was reversed in 2005. While demand growth slowed, a new all-time high for new-building deliveries, together with minimal scraping, resulted in a weaker market in 2005.

Customers

     The Company has many long-established customer relationships, and management believes it is well regarded within the international shipping community. During the past 15 years, vessels managed by Maryville have been repeatedly chartered by subsidiaries of major dry bulk operators. In 2005, we derived approximately 41% of our gross revenues from five charterers listed below:

Daeyang Shipping Co., Ltd                                         12%
Bunge Global Markets SpA                                           8%
Fratelli D'Amato SpA                                               8%
Korea Line Corporation                                             7%
F.H. Bertling Reederei GmbH                                        6%
                                                       ---------------
Total                                                             41%
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

C.   Organizational Structure

     We are the parent company of the following subsidiaries:

Subsidiary                     Place of Incorporation    Percentage of Ownership
----------                     ----------------------    -----------------------

Maryville Maritime Inc.        Liberia                   100%
Point Holdings Ltd. (1)        Liberia                   100%

     (1) As of December  31, 2005,  Point  Holdings  Ltd. is the parent  company
(100% owner) of one Cyprus vessel owning company, twenty one Liberian vessel owning companies and four Cyprus former vessel owning companies

D.   Property, plant and equipment

     We do not own any real estate property. Our management agreement with our wholly-owned subsidiary Maryville Maritime Inc includes terms under which we and our subsidiaries are being offered office space, equipment and secretarial services at the 17th km National Road Athens-Lamia & Finikos Str., Nea Kifisia, Athens, Greece. Maryville has a rental agreement for the rental of these office premises with an unrelated party.

ITEM 4A - UNRESOLVED STAFF COMMENTS

None.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following management's discussion and analysis of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this report. This discussion includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the "Risk Factors" section and elsewhere in this report.

A.   Operating Results

Factors Affecting Our Results of Operations

Voyage Revenues from Vessels

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

Voyage Expenses and related party voyage expenses

     Voyage expenses and related party voyage expenses consist of all costs relating to a given voyage, including port expenses, canal dues and fuel (bunker) costs, and commissions. Under voyage charters, the owner of the vessel pays such expenses whereas under time charters the charterer pays such expenses. Therefore, voyage expenses can exhibit significant fluctuations from period to period depending on the type of charter arrangement.

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

Management Fees

     Management fees consist of fixed management fees per vessel per month charged by Excel Management Ltd. for managing vessels. As of March 2005, with effect from January 1st 2005, we reached an agreement with Excel Management Ltd to terminate our management agreement and the technical and commercial management of our fleet was assumed by our wholly-owned subsidiary, Maryville.

Results of Operations

Fiscal Year ended December 31, 2005 Compared to Fiscal Year ended December 31, 2004

Voyage Revenues

     Voyage revenues increased by $66.1 million or 127.1%, to $118.1 million for the year ended December 31, 2005 compared to $52.0 million for the same period in 2004. This increase was primarily attributed to the increase of the total available days for the fleet to 5,070 for 2005 from 1,793 in 2004. The increase in total available days was a direct result of the expansion of our fleet from 5 vessels in early 2005, to 17 vessels at the end of 2005.

Voyage Expenses and related party voyage expenses

     Voyage expenses and related party voyage expenses, which primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, as well as commissions, increased by $5.0 million, or 61.7 %, to $13.1 million for 2005, compared to $8.1 million for 2004. This increase is primarily due to the increase in commissions paid as a result of higher voyage revenues earned in 2005 as compared to 2004.

Vessel Operating Expenses

     Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, increased by $16.7 million, or 222.7%, to $24.2 million for 2005 compared to $7.5 million for 2004. This increase is primarily due to the increase in the vessels of our fleet from 5 at the end of 2004 to 17 at the end of 2005 and the corresponding increase in the calendar days of the fleet from 1,830 in 2004 to 5,269 in 2005. Daily vessel operating expenses per vessel increased by $488, or 11.9 %, to $4,596 for 2005, compared to $4,108 for 2004. This increase is primarily due to the increase in the cost of repairs and spares and to the increase in our crew costs due to the annual pay increases.

Depreciation and Amortization

     Depreciation and amortization, which includes depreciation of vessels as well as amortization of dry docking and special survey costs increased by $19.0 million, or 1,117.6.2% to $20.7 million for 2005 compared to $1.7 million for 2004. This increase is primarily due to the increase of our fleet and calendar days of our fleet, as described above, and also reflect the partial impact of the dry-dockings that were performed on the MV Lady and MV Marybelle during 2005.

General and Administrative Expenses

     General and administrative expenses, increased by $ 3.5 million, or 112.9%, to $ 6.6 million for 2005 compared to $3.1 million for 2004. This increase is primarily due to the increase in salary costs due to (i) the increase in the number of our shore based staff from 31 at the end of 2004 to 57 at the end of 2005, to (ii) the increase in the overall level of salaries and bonuses paid in 2005 as compared to 2004 and to (iii) the $0.9 million of compensation expenses recorded in connection with all stock-based employee compensation awards, which in 2004 it had only accrued for one quarter.

Management fees-related party

     As a result of the termination of the management agreement between Excel Maritime Carriers Ltd and Excel Management (discussed in more detail under the "Operations and Ship Management" section of this report) in effect from January 1, 2005, no related party management fees were paid in 2005. For 2004, the related party management fees amounted to $0.3 million.

Gain on sale of vessels

     During 2005, the vessels Petalis, Lucky Lady, Fighting Lady and Almar I were sold for a total consideration of $37.0 million, resulting in a gain of $26.8 million. No vessel sales had been made in 2004.

Contract Termination Expense

     As a result of the termination of the management agreement between Excel Maritime Carriers Ltd and Excel Management (discussed in more detail under the "Operations and Ship Management" section of this report), the Company incurred an expense of approximately $5.0 million representing the excess of the fair value of the 205,442 Class A shares to be issued and the fair value of the anti-dilution provisions over the cash consideration of $2.0 million upon delivery of the shares.

Interest and finance costs, net

     Net interest cost amounted to $7.9 million in 2005, an increase of $7.8 million, compared to the $0.06 million in 2004. This change is primarily attributed to the increased debt of approximately $250.9 million that was put on our balance sheet as a result of the expansion of our fleet in 2005.

U.S source income taxes

     US Source income taxes amounted to $0.3 million for 2005 as against $0 in 2004. For all years prior to 2004, the company had claimed exclusions from the payment of this tax.

Fiscal Year ended December 31, 2004 Compared to Fiscal Year ended December 31, 2003

Voyage Revenues

     Voyage revenues increased by $25.9 million, or 99.2 % to $52.0 million for 2004, compared to $26.1 million for 2003. This increase was a direct result of a higher drybulk charter market related to the growth in international seaborne transportation for drybulk cargoes in Asia and China. As a result the average daily TCE rate increased 119.6% from $11,140 for 2003, to $24,465 for 2004.

Voyage Expenses and related party voyage expenses

     Voyage expenses and related party voyage expenses, which primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, as well as commissions, increased $0.8 million, or 11.0 %, to $8.1 million for 2004, compared to $7.3 million for 2003. This increase is primarily due to the increase in commissions paid as a result of higher voyage revenues earned.

Vessel Operating Expenses

     Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, increased by $1.0 million, or 15.4 %, to $7.5 million for 2004 compared to $6.5 million for 2003. Daily vessel operating expenses per vessel increased by $ 531, or 14.8 %, to $4,108 for 2004, compared to $3,578 for 2003. This increase is primarily due to (i) an increase in the cost of repairs and spares due to the aging of our fleet, (ii) an increase in our crew costs due to the annual pay increases and
(iii) increased insurance costs that resulted from an increase in rates charged by insurance companies throughout the shipping sector.

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

Management fees-related party

     The management fees charged by Excel Management Ltd., a related party, for the operation of the Company's vessels amounted to $0.3 million both for 2003 and 2004.

Interest and finance costs, net

     Net interest cost amounted to $0.1 million in 2004, a decrease of $0.4 million, compared to the $0.5 million in 2003. This change is primarily attributed to (i) the increased cash balances throughout the year that were a result of our increased profitability in 2004 and (ii) the repayment of a portion of our existing long-term debt during 2004.

B.   Liquidity and Capital Resources

     The Company operates in a capital-intensive industry, which requires extensive investment in revenue-producing assets. The liquidity requirements of the Company relate to servicing its debt, funding investments in vessels, funding working capital and maintaining cash reserves. Net cash flow generated by operations and proceeds from assets sales, bank indebtedness and sales of equity securities have historically been the main source of liquidity and have been sufficient to cover all requirements.

     The Company believes that based upon current levels of vessels' employment and cash flows from operations, it will have adequate liquidity to make required payments of principal and interest on the Company's debt and fund working capital requirements at least through to December 31st, 2006.

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

     For legal and economic restrictions on the ability of the company's subsidiaries to transfer funds to the company in the form of dividends, loans, or advances and the impact of such restrictions see "Risk factors" above.

Operating Activities

     Net cash from operating activities increased by $41.6 million, to $73.6 million during 2005, compared to net cash from operating activities of $32.0 million during 2004. This increase is mainly attributable to increased cash flows that resulted from the enlargement of our fleet during 2005.

Investing Activities

     The net cash used for investing activities for 2005 amounted to $417.7 million, an increase of $391.5 million from 2004. This increase was primarily affected by the cash paid for the acquisition of 16 vessels net of proceeds received from the disposal of four vessels during 2005.

Financing Activities

     The net cash from financing activities was $337.7 million during 2005, compared to net cash from financing activities of $55.1 million during 2004, an increase of $282.6 million. This increase was primarily attributed to: (i) an increase of $245.4 million in our net long term debt partially offset by an increase in restricted cash of $26.2 million and (ii) net proceeds from issuance of common stock of $116.5 million compared to $51.5 million of such proceeds in 2004.

Summary of Contractual Obligations

     The following table sets forth our contractual obligations and their maturity dates as of December 31, 2005:

                             Payments due by period

                                                                                                       2010 &
                                Total       2006           2007          2008        2009            Thereafter
                                -----       ----           ----          ----        ----            ----------
                                                   Amounts in thousands of U.S Dollars
Long-term debt(1)              264,506      41,685         31,937        28,881      27,112       134,891
Interest Expenses(2)            79,517      16,501         13,997        11,919      10,005        27,095
Rental Payments(3)               1,719         371            430           456         462            -

(1) As of December 31, 2005, the outstanding balance of our long-term debt, net of deferred financing fees comprised of four credit facilities:

     (a) Bank loan for an amount of $27.0 million, concluded in December 2004 to partially finance the acquisition cost of vessels Goldmar, Swift and Marybelle. The amount outstanding at December 31, 2005 of $21.6 million is repayable in 46 variable instalments from January 2006 through March 2011 plus three balloon payments totalling $4.7 payable together with each tranche's last instalment.

     (b) Bank loan for an amount of $95.0 million, concluded in February 2005 to partially finance the acquisition cost of vessels Isminaki, Birthday, Emerald, First Endeavour and Princess I. The amount outstanding at December 31, 2005 of $88.3 million is repayable in 164 variable instalments from February 2006 through May 2015 plus two balloon payments totalling $8.4 million payable together with the last instalment of vessels Isminaki and Emerald.

     (c) Bank loan for an amount of $170.0 million, concluded in April 2005 to partially finance the acquisition cost of vessels Elinakos, Happy Day, Powerful, Renuar, Angela Star, Rodon and Fortezza. The amount outstanding at December 31, 2005 of $144.5 million is repayable in 233 variable instalments from January 2006 through June 2016 plus seven balloon payments totalling $34.5 million payable together with each tranche's last instalment.

     (d) Bank loan for an amount of $9.3 million, concluded in June 2005 to partially finance the acquisition cost of vessel Attractive. The amount outstanding at December 31, 2005, of $8.4 million is repayable in 14 equal consecutive quarterly instalments, from February 2006 through May 2009 plus a balloon instalment of $1.9 million payable together with the last instalment.

(2) Our credit facilities bear interest at LIBOR plus a margin. The average interest rate (including the margin) at December 31, 2005 was 6.35% for loan (a), 5.74% for loan (b), 5.66% for loan (c) and 5.87% for loan (d). For years 2006 and going forward a constant rate of 5.5% plus the applicable margin has been used, for purposes of presentation of contractual obligations in the above table.

(3) In 2005, Maryville entered into a lease agreement (further amended in February 2006), for the rental of new office premises with an unrelated party. Based on the amended lease agreement, the term of the lease will be for three years effective February 9, 2006 and the monthly rental will be approximately $32,000 (Euro 27,000) adjusted annually for inflation increase plus an additional 1.5%.

Critical Accounting Policies

     Our consolidated financial statements are prepared based on the accounting policies described in note 2 to our consolidated financial statements, which are included under "Item 18. Financial Statements" in this Annual Report on Form 20-F. The application of such policies may require management to make significant estimates and assumptions. We believe that the following are our most critical accounting estimates used in the preparation of our consolidated financial statements that involve a higher degree of judgment and could have a significant impact on our future consolidated results of operations and financial position:

Impairment of Long-Lived Assets

     We evaluate the carrying amounts of vessels to determine if events have occurred which would require modification to their carrying values. In evaluating carrying values of vessels, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. If our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value plus any unamortized drydocking costs, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value.. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis.

Vessels' Depreciation

     Depreciation begins when the vessel is ready for its intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value (vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Management estimates the useful life of the Company's vessels to be 28 years from the date of initial delivery from the shipyard. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

Accounting for Dry-docking and Special Survey Costs

     We follow the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking and special survey are scheduled to become due. Unamortized dry-docking and special survey costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's ale.

Accounting for Revenue and Expenses

     Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of each voyage or time charter. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as it is earned ratably over the duration of the period of each voyage charter.

     Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under the time charter arrangements or by us under voyage charter arrangements, except for commissions, which are always paid for by us, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as our revenues are earned.

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

     The Company plans to adopt Statement 123(R) using the modified-prospective method. The Company currently applies the fair-value-based method of accounting for share-based payments in accordance with Statement 123. Currently, the company uses the Black-Scholes-Merton formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of Statement 123(R) on January 1, 2006. The adoption of Statement 123(R) is not expected to have a material impact on our results of operations, financial position or cash flows.

     In May 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections" (SFAS No. 154). SFAS No. 154 is a replacement of APB Opinion No. 20, "Accounting Changes" (APB 20) and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements" (SFAS No. 3). SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a voluntary change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS No. 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. APB 20 previously required that such a change be reported as a change in accounting principle. SFAS No. 154 carries forward many provisions of APB 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error. SFAS No. 154 also carries forward the provisions of SFAS No. 3 that govern reporting accounting changes in interim financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005. The Company will adopt this pronouncement beginning in fiscal year 2006.

Recent Developments
-------------------

     On February 9, 2006, the Company's Board of Directors granted the Chairman of the Board 20,380 Class A or Class B shares at his option. The market value of Class A shares on the grant date was $11.04 per share. The Chairman requested and obtained an extension until May 15, 2006 to declare his election. On May 15, 2006, the Company's Board of Directors granted an additional extension to the Chairman of the Board until November 15, 2006 to declare his election. Such granting was subject to the consent of the majority of Class B shareholders who held more than 1,000 Class B shares each. The Company has duly notified the appropriate Class B shareholders and the required consent has been granted.

     On March 2, 2006 based on an addendum to the original Management Termination agreement concluded between the Company and Excel Management, it was agreed that the period for the issuance of the shares would be extended until March 2, 2007.

C.   Research and development, Patents and Licenses

     Not applicable.

D.   Trend Information

     Not applicable.

E.   Off Balance Sheet Arrangements

     We do not engage in off-balance sheet arrangements.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

     The following table sets forth the name, age and position within the Company of each of its Executive Officers and Directors. On December 30, 2002, the Shareholders voted to amend the Company's Articles of Incorporation to eliminate the classification of the Company's Directors. Accordingly, all Directors serve for one year terms. The following table sets forth the name, age and position of each of the executive officers, executive and non-executive directors within the Company.

Name                               Age      Position
----                               ---      --------

Gabriel Panayotides                51       Chairman and Director
Christopher Georgakis              41       President, Chief Executive
                                            Officer and Director
George Agadakis                    52       Vice President, Chief Operating
                                            Officer and Director
Eleftherios Papatrifon             36       Chief Financial Officer
Frithjof Platou                    69       Independent Non - Executive Director
Evangelos Macris                   55       Independent Non - Executive Director
Apostolos Kontoyannis              55       Independent Non - Executive Director
Trevor J. Williams                 62       Independent Non - Executive Director

Georgina E. Sousa                  56       Secretary

Biographical information with respect to each of our directors and executive officers is set forth below.

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

Christopher J Georgakis was appointed President & Chief Executive Officer of the Company on November 1, 2004. Mr. Georgakis succeeded Mr. Gabriel Panayotides, who remains the Company's Chairman of the Board. Mr. Georgakis has two decades of shipping experience, with a concentration on dry bulk shipping and joined Excel Maritime following 6 years with privately owned London-based Sea Challenger Maritime Ltd., a subsidiary of Belmont Shipping Ltd. Mr. Georgakis holds a B.Sc. in Business Administration, magna cum laude, from United States International University.

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

Eleftherios Papatrifon, was appointed Chief Financial Officer on January 1, 2005. Mr. Papatrifon has 15 years of experience in Corporate Finance and Asset Management. He has worked as a Portfolio Manager for The Prudential Insurance Company of America and has held senior management positions in the Banking and Financial Services sectors in Greece. Until recently, Mr. Papatrifon was Head of Investment Banking at Geniki Bank of Greece, a subsidiary of Societe Generale. Mr. Papatrifon holds undergraduate (BBA) and graduate (MBA) degrees from Baruch College (CUNY). He is also a member of the CFA Institute and a CFA charterholder.

Frithjof Platou, a Norwegian citizen, has broad experience in shipping and project finance, ship broking, ship agency and trading and has served on the Boards of several companies in the U.K. and Norway. Since 1984, he manages his own financial consulting and advisory company, Stoud & Co Limited, specialising in corporate and project finance for the shipping, offshore oil & gas and various other industries. He was head of the shipping and offshore departments at Den Norske Creditbank and Nordic Bank as well as at American Express Bank. Mr. Platou holds a degree in Business Administration from the University of Geneva, speaks and writes fluent Norwegian, English, French and German, has a reasonable knowledge of Spanish and a basic understanding of Japanese.

Evangelos Macris is a member of the Bar Association of Athens and is the founding partner of Evangelos S. Macris Law Office, a Piraeus based office specializing in Shipping Law. He holds a degree in Economics and Political Science from the Pantion University in Athens and a Law Degree from the University of Athens, as well as a post graduate degree in Shipping Law from the University of London, University College.

Apostolos Kontoyannis is the Chairman of Investments and Finance Ltd., a financial consultancy firm he founded in 1987, that specializes in financial and structuring issues relating to the Greek maritime industry, with offices in Piraeus and London. Previously, he was employed by Chase Manhattan Bank N.A. in Frankfurt (Corporate Bank), London (Head of Shipping Finance South Western European Region) and Piraeus (Manager, Ship Finance Group) from 1975 to 1987. Mr. Kontoyannis holds a bachelors degree in Finance and Marketing and an M.B.A. in Finance from Boston University.

Trevor Williams has been a Director of the Company since November 1988 and has been principally engaged as President and Director of Consolidated Services Limited, a Bermuda-based firm providing management services to the shipping industry since 1985.

Georgina Sousa has been Secretary of the Company since February 1998. She joined the Bermuda law firm of Cos & Wilkinson in 1982 as Senior Company Secretary and served in that capacity until 1993 when she joined Consolidated Services Limited as Manager of Corporate Administration, a position she currently holds. From 1976 to 1982, Ms. Sousa was employed as Company Secretary by the Bermuda law firm of Appleby, Spurling & Kemp. She acts as Company Secretary of several private companies and of Chemgas Ltd. and Resource Financing and Investment Ltd.

No family relationships exist among any of the Executive Officers and Directors.

B.   Compensation

     For the year ended December 31, 2005, the Company paid aggregate Directors fees and secretarial fees of $0.075 million. For the year ended December 31, 2005, the executive officers received aggregate compensation totalling $1.38 million inclusive of annual bonuses as approved by the Compensation Committee. During 2005 none of the directors or executive officers was entitled to any termination benefits.

Stock Option Plan

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

     Under the terms of the Plan, all stock options granted vest on the third anniversary of the date upon which the option was granted. The options expire on the fifth anniversary of the date upon which the option was granted. The exercise price of the options is the closing price of the Company's common stock at the grant date, less a discount of 15%. The weighted average grant-date fair value of options granted during the year was $27.91. The weighted-average remaining contractual life of options outstanding at December 31, 2005 is 3.76 years.

C.   Board Practices

     All directors serve until the annual meeting of Shareholders in 2006 and the due nomination, election and qualification of their successors.

     The term of office for each director commences from the date of his election and expires on the date of the next scheduled Annual General Meeting of Shareholders.

     The Company has in the past relied on an exemption from the corporate governance requirements of the American Stock Exchange that require a listed company such as the Company to obtain prior shareholder approval for certain actions, such as an issuance of shares in excess of 20% of the outstanding shares not beneficially owned by affiliates of the Company, provided that the Board of Directors of the Company approves such action. The same exemption holds for the New York Stock Exchange.

     The Board and the Company's management have engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the New York Stock Exchange and the U.S. Securities and Exchange Commission (the "SEC").

The Company has adopted a number of key documents that are the foundation of its corporate governance, including:

     o    A Code of Ethics;

     o    An Audit Committee Charter;

     o    A Nominating and Corporate Governance Committee Charter.

     These documents and other important information on our corporate governance, including the Board's Corporate Governance Guidelines, are posted in the "Investor Relations" section of our website, and may be viewed at http://www.excelmaritime.com. We will also provide any of these documents upon the written request of a shareholder.

The Board is committed to sound and effective corporate governance practices. The Board's Corporate Governance Guidelines address a number of important governance issues such as:

     o Selection and monitoring of the performance of the Company's senior management;

     o    Succession planning for the Company's senior management;

     o    Qualification for membership on the Board;

     o Functioning of the Board, including the requirement for meetings of the independent directors; and

     o    Standards  and  procedures  for   determining   the   independence  of
          directors.

The Board believes that the Corporate Governance Guidelines and other governance documents meet current requirements and reflect a very high standard of corporate governance.

Committees of the Board

The Board has established an Audit Committee, a Compensation Committee and a Nomination Committee.

Audit Committee

The members of the Audit Committee are Messrs Apostolos Kontoyannis, Frithjof Platou and Evangelos Macris, each of whom is an independent Director. Mr Kontoyannis was elected Chairman of the Audit Committee following the July 29, 2005 Board of Directors Meeting. The Audit Committee is governed by a written charter, which is approved and reviewed by the Board. The Board has determined that the members of the Audit Committee meet the applicable independence requirements of the SEC, the American Stock Exchange and the New York Stock Exchange, that all members of the Audit Committee fulfill the requirement of being financially literate and that Messrs Apostolos Kontoyanis and Frithjof Platou are audit committee financial experts as defined under current SEC and New York Stock Exchange regulations. The Audit Committee is responsible for, among other things:

     o    Engaging the Company's external and internal auditors;

     o Approving in advance all audit and non-audit services provided by the auditors;

     o    Approving all fees paid to the auditors;

     o Reviewing the qualification and independence of the Company's external auditors;

     o Reviewing the Company's relationship with external auditors, including considering audit fees which should be paid as well as any other fees which are payable to auditors in respect of non-audit activities, discussing with the external auditors such issues as compliance with accounting principles and any proposals which the external auditors have made vis-a-vis the Company's accounting principles and standards and auditing standards;

     o Overseeing the Company's financial reporting and internal control functions;

     o    Overseeing the Company's whistleblower's process and protection; and

     o    Overseeing general compliance with related regulatory requirements.

Compensation Committee

The members of the Compensation Committee are Messrs. Frithjof Platou, Apostolos Kontoyannis, and Evangelos Macris, each of whom is an independent Director. Mr Platou is Chairman of the Committee. The Compensation Committee is appointed by the Board and is responsible for:

     o Reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those goals and objectives, and recommend to the Board the CEO's overall compensation.

     o Reviewing and approving the composition, the annual base salaries and the annual incentive opportunities of the Senior Management Team. In addition, periodically and as and when appropriate, the Compensation Committee shall review and approve the following as they affect the CEO and the Senior Executives: (a) all other incentive awards and opportunities, including both cash-based and equity-based awards and opportunities; (b) any employment agreements and severance arrangements;

     o    Producing  a  Compensation   Committee  report  on  executive  officer
          compensation  as  required  by the SEC.

     o Monitoring the Company's compliance with the requirements under the Sarbanes-Oxley Act of 2002 relating to retirement plans and loans to directors and officers and with all other applicable laws affecting employee compensation and benefits;

     o Overseeing the Company's compliance with the requirement under NYSE rules that shareholders approve equity compensation plans, with limited exceptions;

Nomination and Corporate Governance Committee

The members of the Nomination Committee are Messrs Evangelos Macris, Apostolos Kontoyannis and Trevor Williams. Mr Macris is Chairman of the Committee. The Nomination Committee is appointed by the Board and is responsible for: o assisting the Board by identifying individuals qualified to become Board members, consistent with criteria approved by the Board and to recommend to the Board the director nominees for the next annual meeting of shareholders;

     o    recommending  to  the  Board  the  corporate   governance   guidelines
          applicable to the Company;

     o    leading the Board in its annual review of the Board's performance; and

     o recommending the structure and membership of the Board's committees to the Board.

D.   Employees

     As of December 31, 2005, we employed 487 employees, consisting of 57 shore-based personnel based in Athens, Greece, and 430 seagoing employees. This represents an increase of about 84% due to the increase of vessels in our fleet from five as of December 31, 2004 to 17 as of December 31, 2005. Our shore-based employees are covered by industry-wide collective bargaining agreements that set basic standards of employment.

E.   Share Ownership

     The common shares beneficially owned by our directors and senior managers are disclosed in "Item 7. Major Shareholders and Related Party Transactions" below.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

The following table sets forth, as of February 16, 2006, certain information regarding the ownership of the Company's outstanding common securities by each person known by the Company to own more than 5% of such securities and all the Directors and senior management as a group.

                                         Number and percentage of            Number and percentage of
                                       Class A Common Shares owned          Class B Common Shares owned
                                       ---------------------------          ---------------------------
     Name of Shareholder
     Argon S.A. (1)                            5,022,620 (25.6%)                            -
                                                       *                             55,676 (48.44%)
     Boston Industries S.A. (2)
     Officers & Directors
     Gabriel Panayotides (3)                           -                                    -
     Christopher Georgakis(4)                          *                                    -

     George Agadakis                                   -                               625 (0.54%)
     All Officers & Directors                          -                               625 (0.54%)

            * Less than 5%

     The Company's major shareholders and Officers and Directors do not have different rights from other shareholders in the same class

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

     (2) Boston Industries S.A. is controlled by Mrs. Mary Panayotides, the spouse of the Company's Chairman. Mr. Panayotides has no power of voting or disposition of these shares and disclaims beneficial ownership of these shares. The shares owned by Boston Industries S.A. represent approximately 41.4% of the total votes represented by all of our shares (both Class A and Class B common shares) outstanding as of December 31, 2005.

     (3) The Chairman of the Board was granted 20,380 Class A or Class B shares at his option as bonus. The market value of Class A shares on the grant date was $11.04 per share. The Chairman requested and obtained an extension until May 15, 2006 to declare his election. On May 15, 2006, the Company's Board of Directors granted a further extension to the Chairman of the Board until November 15, 2006 to declare his election. Such granting was subject to the consent of the majority of Class B common shareholders who held more than 1,000 Class B common shares each. The Company has duly notified the appropriate Class B common shareholders and the required consent has been granted.

     (4) Mr. Georgakis, the Company's CEO, has the option to purchase 100,000 A Class shares of our Common Stock as part of his compensation package after he has been employed with the Company for three full years, i.e. after November 1st, 2007. The exercise price under this option is the closing price on October 4, 2004, less a discount of 15%.

Related party transactions

     Historically, our fleet has been managed by Excel Management Ltd., or Excel Management, an affiliated company controlled by our Chairman of the Board of Directors, under a five-year management agreement. Under this agreement, we paid Excel Management a monthly management fee of $15,000 per month for each of our vessels and an annual fee for general corporate and clerical management services of $60,000. The agreement provided that both of these fees would increase annually by five percent. Excel Management had sub-contracted Maryville Maritime Inc to perform some of these management services. Maryville became a wholly-owned subsidiary of ours on March 31, 2001.

     In order to streamline operations, reduce costs and take control of the technical and commercial management of our fleet, in early March 2005, with effect from January 1, 2005, we reached an agreement with Excel Management to terminate the management agreement, the term of which was scheduled to extend until April 30, 2008. The technical and commercial management of our fleet has been assumed by our wholly-owned subsidiary, Maryville, eliminating the fees we would have paid to Excel Management for the remaining term of the management agreement, which would have increased substantially given the expansion of our fleet from five vessels to 17 vessels through the recent acquisition of new vessels. As consideration for Excel Management's consent to terminate the management agreement and forego the fees it would have received under the management agreement had the agreement remained in effect through its scheduled expiration in 2008, we have agreed to issue to Excel Management 205,442 shares of our Class A common stock, which is equal to approximately 1.5% of our Class A common stock outstanding as of March 2, 2005. We initially agreed to issue these shares to Excel Management by March 2, 2006, but have agreed with Excel Management to extent this deadline to March 2, 2007. Excel Management may not transfer these shares for a period of two years after their issuance, and the shares will contain a restrictive legend to that effect. In addition to the above mentioned shares, we agreed to issue to Excel Management, at any time at which we issue additional shares of our Class A common stock to any third party until December 31, 2008 for any reason, such number of additional shares of Class A common stock which, together with the shares of Class A common stock issued to Excel Management in the original issuance, equals 1.5% of our total outstanding Class A common stock after taking into account the third-party issuance and the shares to be issued to Excel Management under the anti-dilution provisions of the agreement.

In connection with our agreement to issue the 205,442 shares of our Class A common stock and the anti-dilution issuances described above, Excel Management has agreed to make a one time cash payment to us in an amount equal to $2.0 million upon delivery of such shares. We will not receive any cash payment or other future consideration in receipt of shares of Class A common stock issued to Excel Management in connection with any anti-dilution issuances. To date, these shares have not been issued and we have not received the related payment from Excel Management. The fair value of the 205,442 Class A common shares to be issued under the termination agreement and the fair value of the anti-dilution provisions totalled $7.0 million.

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

     Our wholly owned subsidiary Maryville provides shipping services to three related ship-owning companies at a fixed monthly fee per vessel. Such companies are affiliated with the Chairman of our Board of Directors and the revenues earned for the years ended December 31, 2003, 2004 and 2005 totalled $527,000, $637,000 and $522,000, respectively.

C.   Interest of Experts and Counsel

     Not applicable.

ITEM 8 - FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

     See Item 18.

Legal Proceedings

The ordinary course of the Company's business exposes it to the risk of lawsuits for damages or penalties relating to, among other things, personal injury, property casualty and environmental contamination. In our opinion, the litigation in which we are currently involved, individually and in the aggregate, is not material to us.

B.   Significant changes

     No significant change occurred except for those mentioned in item 4.

ITEM 9 - THE OFFER AND LISTING

     Our Class A common stock trades since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol "EXM". Prior to that date our Class A common stock was trading on the American Stock Exchange (AMEX) under the same symbol.

     The high and low closing prices for the Class A common shares, by year, in 2001, 2002, 2003, 2004 and 2005 were as follows:

For The Year Ended         AMEX Low/NYSE Low (US$)    AMEX High/NYSE High (US$)

December 31, 2001                 2.1900                     3.5400
December 31, 2002                 1.0200                     3.5000
December 31, 2003                 0.9000                     6.8000
December 31, 2004                 4.0300                    59.2500
December 31, 2005                11.3000                    28.4700

The high and low closing prices for the Class A common shares, by quarter, in 2004 and 2005 were as follows:

For The Quarter Ended      AMEX Low/NYSE Low (US$)    AMEX High/NYSE High (US$)

March 31, 2004                    4.0300                     15.7500
June 30, 2004                     7.8000                     14.9300
September 30, 2004                7.1000                     59.2500
December 31, 2004                22.3200                     40.1100
March 31, 2005                   17.5500                     28.4700
June 30, 2005                    13.5800                     18.1400
September 30, 2005               12.1000                     16.2300
December 31, 2005                11.3000                     16.6500

The high and low closing prices for the Class A common shares, by month, over the six months ended December 31, 2005 were as follows:

For The Six Months

Ended                      AMEX Low/NYSE Low (US$)    AMEX High/NYSE High (US$)

July 2005                        12.8600                     14.9500
August 2005                      12.1000                     14.6400
September 2005                   14.3100                     16.2300
October 2005                     14.7500                     16.6500
November 2005                    12.6900                     15.4200
December 2005                    11.3000                     13.9300

     On March 17, 2005, we completed an offering of 5,899,000 shares of our Class A common stock at $21 per share. The net proceeds to us were $116.7 million, which we have used primarily for the acquisition of additional dry bulk vessels for our fleet.

     On December 30, 2005, the closing price of the Class A common shares as quoted on the NYSE was $11.45. At that date, there were 19,595,153 Class A and 114,946 Class B shares of common stock issued and outstanding.

ITEM 10 - ADDITIONAL INFORMATION

A.   Share Capital

     Not applicable

B.   Memorandum and articles of association

     Articles of Incorporation

     The Company's Amended and Restated Articles of Incorporation provide that the Company is to engage in any lawful act or activity for which companies may now or hereafter be organised under the Liberian Business Corporation Act, as specifically but not exclusively outlined in Article THIRD of the Company's Articles of Incorporation.

Directors

     The Board of Directors of the Company consists of seven (7) directors and it is unclassified. According to the amended Article SIXTH (2)(i) of the Company the Board shall consist of such number of directors, not less than three (3) and no more than nine (9), as shall be determined from time to time by the Board of Directors as provided in the By-Laws or by vote of the Shareholders. The Board may create classes of Directors any time it deems such an act appropriate, amend the Bylaws to implement the same and any vacancies created by such action may be filled by way of a majority vote of the then incumbent directors until the next succeeding Annual General Meeting of the Company's Shareholders. Shareholders may change the number of directors or the quorum requirements for meeting of the Board of Directors by the affirmative vote of the holders of Common Shares representing at least two thirds of the total number of votes which may be cast at any meeting of shareholders, as calculated pursuant to Article FIFTH of the Company entitled to vote thereon. At each Annual General Meeting of the Shareholders of the Corporation, the successors of the directors shall be elected to hold office for a term expiring as of the next succeeding Annual General Meeting.

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

Shareholders meetings

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

C.   Material Contracts

     As of December 31, 2005 we had long term debt obligations under four credit facilities. For a full description of our credit facilities see "Summary of Contractual Obligations" above. In addition, for any related party transactions we refer you to the relevant subsection of Item 7.

     Other than as described above, there were no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group was a party during the two year period immediately preceding the date of this report.

D.   Exchange Controls

     Under Liberian and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to non resident holders of our common shares.

E.   Taxation

Tax Considerations

Liberian Tax Considerations

     The Company is incorporated in the Republic of Liberia. It has recently become aware that the Republic of Liberia enacted a new income tax generally act effective as of January 1, 2001 ("New Act"). In contrast to the income tax law previously in effect since 1977 ("Prior Law"), which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of non-resident Liberian corporations such as ourselves and our Liberian subsidiaries, who conduct no business in Liberia and were wholly exempted from tax under Prior Law, and the taxation of ordinary resident Liberian corporations.

     In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping such as ourselves will not be subject to tax under the new act retroactive to January 1, 2001 (the "New Regulations"). In addition, the Liberian Ministry of Justice issued an opinion that the new regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, we and our Liberian subsidiaries will be wholly exempt from Liberian income tax as under Prior Law.

     If we were subject to Liberian income tax under the New Act, we and our Liberian subsidiaries would be subject to tax at a rate of 35% on our worldwide income. As a result, our net income and cash flow would be materially reduced by the amount of the applicable tax. In addition, our shareholders would be subject to Liberian withholding tax on dividends at rates ranging from 15% to 20%.

United States Federal Income Tax Considerations

     The following discussion of United States federal income tax and Liberian income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. In addition, the discussion is based, in part, on the description of our business as described in "Business" above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. We have not maintained, and do not intend to maintain, an office or other fixed place of business in the United States. Reference in the following discussion to "we" and "us" are to Excel Maritime Carriers, Ltd. and its subsidiaries on a consolidated basis.

United States Federal Income Taxation Of Our Company

     Taxation Of Operating Income: In General

     Unless exempt from United States federal income taxation under Code section 883, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, or from the performance of services directly related to those uses, which we refer to as "shipping income", to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income."

     Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We do not expect to engage in transportation that produces income which is considered to be 100% from sources within the United States.

     Section 883

     Under section 883 of the Code, a foreign corporation may be exempt from United States federal income taxation on its U.S.-source shipping income.

Under section 883 of the Code, a foreign corporation is exempt from United States federal income taxation on its U.S.-source shipping income, if both

     (1) it is organized in a foreign country (its "country of organization") that grants an "equivalent exemption" to corporations organized in the United States, and

     (2) either

          (A) more  than 50% of the value of its  stock is  owned,  directly  or
     indirectly,   by  individuals   who  are  "residents"  of  its  country  of
     organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, which we will refer to as the "50% Ownership Test" or

          (B) its stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we will refer to as the "Publicly-Traded Test."

     Liberia, the jurisdiction where we and certain of our ship-owning subsidiaries are incorporated, has been formally recognized by the Internal Revenue Service, or the IRS, as a foreign country that grants an "equivalent exemption" to United States corporations based on a Diplomatic Exchange of Notes entered into with the United States in 1988. It is not clear whether the IRS will still recognize Liberia as an "equivalent exemption" jurisdiction as a result of the New Act, which on its face does not grant the requisite equivalent exemption to United States corporations. If the IRS does not so recognize Liberia as an "equivalent exemption" jurisdiction, we and our subsidiaries will not qualify for exemption under Code section 883 and would not have so qualified for 2002 and subsequent years. Assuming, however, that the New Act does not nullify the effectiveness of the Diplomatic Exchange of Notes, the IRS will continue to recognize Liberia as an equivalent exemption jurisdiction and we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. Because our Class A common shares are publicly traded, it may be difficult to establish that the 50% Ownership Test will be satisfied.

     Treasury regulations under Code section 883 were promulgated by the IRS, in final form in August 2003. These regulations apply to taxable years beginning after September 24, 2004. As a result, such regulations will be effective for calendar year taxpayers, like us, beginning with the calendar year 2005.

     These regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares that are traded during any taxable year on that market exceeds the number of shares traded during that year on any other established securities market. Our Class A common shares are "primarily" traded on the New York Stock Exchange.

     Under the regulations, stock of a foreign corporation is considered to be "regularly traded" on an established securities market if (i) one or more classes of its stock representing 50 percent or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of its stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Our shares are not "regularly traded" within the meaning of the regulations test because of the voting power held by our Class B common shares. As a result, we do not satisfy the Publicly-Traded Test under the regulations.

     Under the regulations, if we do not satisfy the Publicly-Traded Test and therefore are subject to the 50% Ownership Test, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders in order to qualify for the Code section 883 exemption. We do not satisfy these requirements. Beginning with calendar year 2005, when the final regulations became effective, we did not satisfy the Publicly-Traded Test and we do not satisfy the 50% Ownership Test. Therefore, we do not qualify for the section 883 exemption.

     Section 887

     Since we do not qualify for exemption under section 883 of the Code for taxable years beginning on or after January 1, 2005, our U.S. source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as discussed below, is subject to a 4% tax imposed by section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income is treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income will never exceed 2% under the 4% gross basis tax regime. This tax was estimated to be $0.3 million for the tax year 2005 and was recorded as an expense in the income statement for the year ended December 31, 2005.

     Effectively Connected Income

     To the extent our U.S. source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

     Our U.S. source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

     o We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

     o Substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

     We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

     United States Taxation of Gain on Sale of Vessels

     We will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

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

F.   Dividends and paying agents

     Not applicable.

G.   Statement by experts

     Not applicable.

H.   Documents on Display

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the SEC. Our filings are also available on our website at www.excelmaritime.com. In addition, documents referred to in this annual report may be inspected at our headquarters at Par La Ville Place, 14 Par La Ville Road, Hamilton HM JX, Bermuda.

I.   Subsidiary Information

     Not applicable.

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

     Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the current year by approximately $1.9 million based upon our debt level during 2005.

     The following table sets forth the sensitivity of our long term debt in U.S. dollars to a 100 basis points increase in LIBOR during the next five years on the same basis.

Net difference in Earnings and Cash Flows (in $ millions):

            Year                             Amount
            ------                           ----------
            2006                              2.4
            2007                              2.1
            2008                              1.8
            2009                              1.5
            2010                              1.2

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

     Although we believe our pre-existing disclosure controls and procedures and internal controls were adequate to enable us to comply with our disclosure obligations, as a result of such review we intend to implement changes, primarily to formalize and document procedures already in place. You should note that a system of controls and procedures, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls are met.

Item 16A. Audit Committee Financial Expert

     In accordance with the rules of the American Stock Exchange, the exchange at which the Company's stock was listed at the time, the Company was not required to have an audit committee until July 31, 2005. The Company appointed an audit committee in accordance with American Stock Exchange and NYSE requirements prior to such deadline. The Board has determined that Messrs. Apostolos Kontoyanis and Platou, each an independent member of the Board, are audit committee financial experts.

Item 16 B.  Code of Ethics

     The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. A copy of our code of ethics is attached hereto as exhibit 11. We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Mr. Christopher Georgakis. In addition, our code of ethics is available on our website at www.excelmaritime.com.

Item 16C. Principal Accountant Fees and Related Services

     Our principal Accountants for the years ended December 31, 2004 and 2005 were Ernst & Young (Hellas), Certified Auditors Accountants S.A. For the audit of the years ended December 31, 2004 and 2005 they billed us Euro 116,980 and Euro 188,090, respectively. There were no tax, audit-related, or other fees billed in 2004 and 2005.

Item 16D. Exemption from the listing standards for Audit committees

          Not applicable.

Item 16E. Purchases of Equity Securities by Issuer and Affiliated purchases

          None.

                                    PART III

ITEM 17 - FINANCIAL STATEMENTS

          See Item 18

ITEM 18 - FINANCIAL STATEMENTS

The following financial statements, together with the report of Ernst & Young (Hellas) Certified Auditors Accountants S.A. thereon, are filed listed below are set forth on pages F-1 through F-20 and are filed as a part of this annual report.

ITEM 19 - EXHIBITS

1.1       Articles of Incorporation of the Company, incorporated by reference to
          Exhibit 3.1 of the Company's Registration Statement on Form F-1, Registration No. 33-8712 filed on May 6, 1998 (the "Registration Statement").

1.2 Restated Articles of Incorporation of the Company, adopted November 8, 1999 filed on Form 6-K with the Commission on November 19, 1999.

1.3 Amended and Restated By-Laws of the Company adopted on January 10, 2000, incorporated by reference to Exhibit 1.0 of Form 6-K filed on January 20, 2000.

2.1 Specimen Class A Common Stock Certificate, incorporated by reference to Exhibit 4.2 of the Registration Statement.

2.2       Specimen Class B Common Stock Certificate.

2.3       Form of  Indenture,  incorporated  by  reference to Exhibit 4.3 of the
          Company's   Registration  Statement  on  Form  F-3,  Registration  No.
          333-120259, filed on November 5, 2004.

4.1 Memoranda of Agreement for two vessels, incorporated by reference to the Company's Form 6-K filed on March 7, 2005.

4.2 Credit facility in the amount of $27 million, dated December 23, 2004, incorporated by reference to the Company's Form 6-K filed on March 8, 2005.

4.3 Memorandum of Agreement for one vessel, incorporated by reference to the Company's Form 6-K filed on March 8, 2005.

4.4 Management Agreement Termination Agreement and Addendum No. 1 to Management Agreement Termination Agreeement, incorporated by reference to Exhibit 99.1 and 99.2, respectively, to the Company's Form 6-K filed on March 14, 2005.

4.5 Memorandum of Agreement for one vessel, incorporated by reference to the Company's Form 6-K filed on March 16, 2005.

4.6 Credit facility in the amount of $95 million, dated February 16, 2005, incorporated by reference to the Company's Form 6-K filed on March 16, 2005.

4.7 Brokering Agreement between the Company and Excel Management Ltd., dated March 4, 2005, incorporated by reference to the Company's Form 6-K filed on March 18, 2005.

8.1       Subsidiaries of the Company.

12.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

12.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

13.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1      Consent of Independent Registered Public Accounting Firm.

                          EXCEL MARITIME CARRIERS LTD.


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                         Page


Report of Independent Registered Public Accounting Firm                    F-2

Consolidated Balance Sheets as of  December 31, 2004 and 2005              F-3

Consolidated Statements of Income for the years ended
  December 31, 2003, 2004 and 2005                                         F-4

Consolidated Statements of Stockholders' Equity for the years
  ended December 31, 2003, 2004 and 2005                                   F-5

Consolidated Statements of Cash Flows for the years
   ended December 31, 2003, 2004 and 2005                                  F-6

Notes to Consolidated Financial Statements                                 F-7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of EXCEL MARITIME CARRIERS LTD.

We have audited the accompanying consolidated balance sheets of Excel Maritime Carriers Ltd. (the "Company"), as of December 31, 2004 and 2005 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Excel Maritime Carriers Ltd. at December 31, 2004 and 2005 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece,
April 19, 2006

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of U.S. Dollars - except for share and per share data)

ASSETS                                                   2004           2005
------                                                   ----           ----

CURRENT ASSETS:
     Cash and cash equivalents                              64,903      58,492
     Restricted cash                                         2,493       7,988
     Accounts receivable trade, net                          2,302       1,185
     Accounts receivable, other                                158         799
     Due from related parties (Note 3)                           -         255
     Inventories (Note 4)                                      558       1,094
     Prepayments and advances                                  962         734
                                                         ----------   ---------
           Total current assets                             71,376      70,547
                                                         ----------   ---------

FIXED ASSETS:

     Advances for vessels acquisition (Note 5)              26,220           -
     Vessels, net (Note 6)                                  14,615     465,668
     Office furniture and equipment                              -         524
                                                         ----------   ---------
           Total fixed assets, net                          40,835     466,192
                                                         ----------   ---------

OTHER NON CURRENT ASSETS:
     Goodwill                                                  400         400
     Deferred charges, net (Note 7)                          1,386       1,604
     Restricted cash                                             -      22,282
                                                         ----------   ---------
           Total assets                                    113,997     561,025
                                                         ==========   =========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Current portion of long-term debt, net of
     deferred financing fees (Note 8)                        7,704      41,230
     Accounts payable                                        1,262       3,307
     Deferred revenue                                            -       1,893
     Accrued liabilities                                     1,600       5,020
                                                         ----------   ---------
           Total current liabilities                        10,566      51,450
                                                         ----------   ---------

LONG-TERM DEBT, net of current portion and net
  of deferred financing fees (Note 8)                        5,616     221,586
                                                         ----------   ---------

COMMITMENTS AND CONTINGENCIES (Note 11)                          -           -
                                                         ----------   ---------

STOCKHOLDERS' EQUITY:
  Preferred stock, $0.1 par value:
  5,000,000 shares authorized, none issued                       -           -
  Common stock, $0.01 par value; 49,000,000
  Class A shares and 1,000,000 Class B
  shares authorized; 13,696,153 Class A shares
  and  114,946 Class B shares, issued
  and outstanding at December 31, 2004; 19,595,153
  Class A shares and 114,946 Class B shares issued
  and outstanding at December 31, 2005 (Note 9)                138         197
  Additional paid-in capital (Note 9)                       63,738     181,265
  Shares to be issued (298,403 Class A shares) (Note 3)          -       6,853
  Due from a related party (Note 3)                              -      (2,024)
  Retained earnings                                         34,128     101,887
                                                         ----------   ---------
                                                            98,004     288,178
  Less:  Treasury stock, 78,650 Class A shares and
         588 Class B  shares at December 31, 2004 and
         December 31, 2005                                    (189)       (189)
                                                         ----------   ---------
        Total stockholders' equity                          97,815     287,989
                                                         ----------   ---------
        Total liabilities and stockholders' equity         113,997     561,025
                                                         ==========   =========

The accompanying notes are an integral part of these consolidated statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Expressed in thousands of U.S Dollars-except for share and per share data)
                                                                      2003            2004            2005
                                                                -------------     -------------  --------------
REVENUES:
Voyage revenues (Note 1)                                              26,094            51,966         118,082
Revenue from managing related party vessels (Note 3)                     527               637             522
                                                                -------------     -------------  --------------
                                                                      26,621            52,603         118,604
                                                                -------------     -------------  --------------

EXPENSES:
     Voyage expenses (Note 13)                                         7,312             8,100          11,693
     Voyage expenses - related party (Note 13)                             -                 -           1,412
     Vessel operating expenses (Note 13)                               6,529             7,518          24,215
     Vessel Depreciation (Note 6)                                        993               980          20,092
     Amortization of deferred dry-docking and special
     survey costs (Note 7)                                               555               733             622
     Contract termination expense -  related party
     (Note 3)                                                              -                 -           4,963
     Management fees - related party (Note 3)                            260               270               -
     General and administrative expenses                               1,772             2,867           6,520
                                                                -------------     -------------  --------------
                                                                      17,421            20,468          69,517
                                                                -------------     -------------  --------------

GAIN ON SALE OF VESSELS (Note 6)                                           -                 -          26,795

     Operating income                                                  9,200            32,135          75,882

OTHER INCOME (EXPENSES):
     Interest and finance costs (Notes 8 and 14)                        (473)             (363)        (10,259)
     Interest income                                                      12               302           2,381
     Other, net                                                          (94)              (24)             66
                                                                -------------     -------------  --------------
     Total other income (expenses), net                                 (555)              (85)         (7,812)
                                                                -------------     -------------  --------------
Net income, before taxes                                               8,645            32,050          68,070
                                                                -------------     -------------  --------------

U.S. Source Income taxes (Note 12)                                         -                 -            (311)
                                                                -------------     -------------  --------------

Net income, after taxes                                                8,645            32,050          67,759
                                                                =============     =============  ==============

Earnings per common   share, basic and diluted                          0.75              2.75            3.64
                                                                =============     =============  ==============
Weighted average number of shares, basic and diluted              11,532,725        11,640,058      18,599,876
                                                                =============     =============  ==============

                            The accompanying notes are an integral part of these consolidated statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31,
2003, 2004 and 2005 (Expressed in thousands of U.S. Dollars - except for share data)
                                                Common Stock
                                            ------------------------

                                                                                      Additional                   Shares
                                          Comprehensive      # of          Par         Paid-in      Retained       to be
                                             Income         Shares        Value        Capital      Earnings       Issued
                                         -------------   -----------     --------     ---------    ----------     --------
BALANCE, December 31, 2002                                 11,611,099        116        12,087        (6,567)         -
- Net income                                 8,645                  -          -             -         8,645          -
- Sale of treasury stock                                            -          -             -             -          -
                                         -----------
Comprehensive income                         8,645
                                         -----------      ------------   ---------     ---------    ----------    ---------

BALANCE, December 31, 2003                                 11,611,099        116        12,087         2,078          -
- Net income                                32,050                  -          -             -        32,050          -
- Issuance of common stock                                  2,200,000         22        54,978             -          -
- Expenses relating to the issuance
of common stock                                                     -          -        (3,549)            -          -
- Stock based compensation expense                                  -          -           222             -          -
                                         -----------
Comprehensive income                        32,050
                                         -----------      ------------   ---------     ---------    ----------    ---------
BALANCE, December 31, 2004                                 13,811,099        138        63,738        34,128          -
- Net income                                67,759                  -          -             -        67,759          -
- Issuance of common stock                                  5,899,000         59       123,820             -          -
- Expenses relating to the issuance
of common stock                                                     -          -       (7,375)             -          -
- Stock based compensation expense                                  -          -           948             -          -
                                         -----------
Comprehensive income                        67,759
                                         ===========
- Contract Termination                                              -          -           134             -      6,853
- Due from a related party                                          -          -             -             -          -
                                                          ------------   ---------     ---------    ----------    ---------
BALANCE, December 31, 2005                                 19,710,099        197       181,265       101,887      6,853
                                                          ============   =========     =========    =========     ==========

                                                                                                     Total
                                              Due from a                          Treasury        Stockholders'
                                             related party        Total            Stock            Equity
                                            --------------      --------         ---------       ------------
BALANCE, December 31, 2002                         -              5,636             (187)            5,449
- Net income                                       -              8,645                -             8,645
- Sale of treasury stock                           -                  -               (2)               (2)
Comprehensive income
                                            ----------        ---------         --------         ----------

BALANCE, December 31, 2003                         -             14,281             (189)           14,092
- Net income                                       -             32,050                -            32,050
- Issuance of common stock                         -             55,000                -            55,000
- Expenses relating to the issuance
of common stock                                    -             (3,549)               -            (3,549)
- Stock based compensation expense                 -                222                -               222
                                            ----------        ---------         --------         ----------

Comprehensive income

BALANCE, December 31, 2004                         -             98,004             (189)           97,815
- Net income                                       -             67,759                -            67,759
- Issuance of common stock                         -            123,879                -           123,879
- Expenses relating to the issuance
of common stock                                    -            (7,375)                -            (7,375)
- Stock based compensation expense                 -                948                -               948

Comprehensive income

- Contract Termination                             -              6,987                -             6,987
- Due from a related party                    (2,024)            (2,024)               -            (2,024)
                                            ----------        ---------         --------         ----------
BALANCE, December 31, 2005                    (2,024)           288,178             (189)          287,989
                                            =========         =========         ========         ==========

                            The accompanying notes are an integral part of these consolidated statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Expressed in thousands of U.S Dollars)


                                                                   2003               2004            2005
                                                                   ----               ----            ----
Cash Flows from Operating Activities:
     Net income, after taxes                                      8,645             32,050          67,759
     Adjustments to reconcile net income to net cash
     provided by operating activities:
        Vessel Depreciation                                         993                980          20,092
        Amortization of deferred dry-docking and
        special survey costs                                        555                733             622
        Amortization and write-off of deferred
        financing costs                                              39                 39             526
        Gain on sale of vessels                                       -                  -         (26,795)
        Contract termination expense                                  -                  -           4,963
        Stock-based compensation expense                              -                222             948
     Changes in operating assets and liabilities:
        Accounts receivable                                        (361)            (1,546)            221
        Inventories                                                  60                (46)           (536)
        Prepayments and advances                                    (58)              (821)            228
        Accounts payable                                           (486)               328           2,045
        Accrued liabilities                                         451                638           3,420
        Deferred revenue                                              -                  -           1,893
        Payments for dry-docking and special survey                (951)              (544)         (1,747)
                                                          --------------    ---------------     -----------
Net Cash provided by Operating Activities                         8,887             32,033          73,639
                                                          --------------    ---------------     -----------

Cash Flows from Investing Activities:
        Advances for vessels acquisitions                             -            (26,220)              -
        Additions to vessel cost                                      -                  -        (454,241)
        Proceeds from sale of vessels                                 -                  -          37,022
        Office, furniture and equipment                               -                  -            (524)
                                                          --------------    ---------------     -----------
Net Cash used in Investing Activities                                 -            (26,220)       (417,743)
                                                          --------------    ---------------     -----------

Cash Flows from Financing Activities:
        Increase in restricted cash                                (914)            (1,579)        (27,777)
        Proceeds from long-term debt                                  -              7,750         282,415
        Principal payments of long-term debt                     (5,960)            (2,300)        (31,530)
        Treasury stock                                               (2)                 -               -
        Issuance of common stock, net of related
        issuance costs                                                -             51,451         116,504
        Payment of financing costs                                   (2)              (190)         (1,919)
                                                          --------------    ---------------     -----------
Net Cash  provided by (used in) Financing Activities             (6,878)            55,132         337,693
                                                          --------------    ---------------     -----------
Net increase (decrease) in cash and cash equivalents              2,009             60,945          (6,411)
Cash and cash equivalents at beginning of year                    1,949              3,958          64,903
                                                          --------------    ---------------     -----------
Cash and cash equivalents at end of year                          3,958             64,903          58,492
                                                          ==============    ===============     ===========

SUPPLEMENTAL CASH FLOW INFORMATION:
     Cash paid during the year  for:
        Interest payments                                           480                242           8,872
                                                          ==============    ===============     ===========

                         The accompanying notes are an integral part of these consolidated statements.

EXCEL MARITIME CARRIERS LTD.
Notes to the Consolidated Financial Statements
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1.   Basis of Presentation and General Information:

     The accompanying consolidated financial statements include the accounts of Excel Maritime Carriers Ltd. and its wholly owned subsidiaries (collectively, the "Company" or "Excel"). Excel was formed in 1988, under the laws of the Republic of Liberia. On March 21, 2005 the Company issued and sold 5,899,000 shares of Class A common stock, registered under its shelf registration statement, to institutional investors (Note 9). The net proceeds totaled $116,504 and were used to partly finance the acquisition cost of sixteen second hand vessels which were delivered to the Company through December 31, 2005.

     The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of bulk carrier vessels and is the sole owner of all outstanding shares of the following subsidiaries:

Ship-owning companies with vessels in operation at December 31, 2005

     Company                                   Country of incorporation    Date of incorporation    Vessel-owned
     --------                                  ------------------------    ---------------------    ------------
 1.  Centel Shipping Co. Ltd. ("Centel")       Cyprus                      May 2002                 Lady
 2.  Snapper Marine Ltd. ("Snapper")           Liberia                     June 2004                Marybelle
 3.  Pisces Shipholding Ltd. ("Pisces")        Liberia                     June 2004                Goldmar
 4.  Liegh Jane Navigation S.A. ("Liegh")      Liberia                     July 2004                Swift
 5.  Teagan Shipholding S.A. ("Teagan")        Liberia                     November 2004            First Endeavour
 6.  Fianna Navigation S.A. ("Fianna")         Liberia                     November 2004            Isminaki
 7.  Ingram Limited ("Ingram")                 Liberia                     November 2004            Emerald
 8.  Whitelaw Enterprises Co. ("Whitelaw")     Liberia                     November 2004            Birthday
 9.  Castalia Services Ltd. ("Castalia")       Liberia                     November 2004            Princess I
10.  Yasmine International Inc. ("Yasmine")    Liberia                     January 2005             Elinakos
11.  Candy Enterprises Inc. ("Candy")          Liberia                     February 2005            Renuar
12.  Barland Holdings Inc. ("Barland")         Liberia                     February 2005            Attractive
13.  Fountain Services Ltd. ("Fountain")       Liberia                     February 2005            Powerful
14.  Amanda Enterprises Ltd. ("Amanda")        Liberia                     March 2005               Happy Day
15.  Marias Trading Inc. ("Marias")            Liberia                     March 2005               Angela Star
16.  Tanaka Services Ltd. ("Tanaka")           Liberia                     March 2005               Rodon
17.  Harvey Development Corp. ("Harvey")       Liberia                     March 2005               Fortezza

Ship-owning companies with vessels sold during the year ended December 31, 2005

     Company                                  Country of incorporation     Date of incorporation     Vessel-owned
     --------                                 ------------------------     ---------------------     ------------
18.  Becalm Shipping Co. Ltd. ("Becalm")      Cyprus                       July 1998                   Fighting Lady
19.  Tortola Shipping Co. Ltd. ("Tortola")    Cyprus                       July 1998                    Lucky Lady
20.  Storler Shipping Co. Ltd. ("Storler")    Cyprus                       August 1998                    Petalis
21.  Madlex Shipping Co. Ltd. ("Madlex")      Cyprus                       January 1999                   Almar I

Companies established to acquire vessels

     Company                                  Country of incorporation     Date of incorporation
     --------                                 ------------------------     ---------------------
22.  Magalie Investments Corp.("Magalie")     Liberia                      March 2005                        -
23.  Melba Management Ltd. ("Melba")          Liberia                      April 2005                        -
24.  Minta Holdings S.A. ("Minta")            Liberia                      April 2005                        -
25.  Odell International Ltd. ("Odell")       Liberia                      April 2005                        -
26.  Naia Development Corp. ("Naia")          Liberia                      April 2005                        -

     Other group companies
     Company                                  Country of incorporation    Date of incorporation          Activity
                                                                                                        Management
27.  Maryville Maritime Inc. ("Maryville")    Liberia                     August 1983                     company
                                                                                                      Holding company
28.  Point Holdings Ltd. ("Point")            Liberia                     February 1998


     Effective January 1, 2005 and following the termination of an agreement with Excel Management Ltd, an affiliated corporation (Note 3), the operations of the vessels are directly managed by Maryville which provides the vessels with a wide range of shipping management services, such as technical support and maintenance, supervision of new buildings, insurance consulting, chartering, financial and accounting services. The fees charged by Maryville for the management of the Company's fleet, are eliminated for consolidation purposes in the accompanying consolidated statements of income.

     Charterers individually accounting for more than 10% of the Company's voyage revenues during the years ended December 31, 2003, 2004 and 2005, are as follows:

     Charterer                               2003          2004       2005
     ----------                             -----         ------      -----

     Malissa SCTT                             25%           15%          -
     Swissmarine-Geneva                       11%            -           -
     Oldendorff Carriers GMBH                 11%            -           -
     Noble Shipping Inc. Hong Kong            10%            -           -
     Transfield Er Capeltd BV                  -            12%          -
     Ncs North China Shipping Co Ltd BVI       -            10%          -
     Daeyang Shipping Co Ltd.                  -             -          12%

2.   Significant Accounting Policies:

     (a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts and operating results of Excel Maritime Carriers Ltd. and its wholly-owned subsidiaries referred to in Note 1 above. All significant inter-company balances and transactions have been eliminated in consolidation.

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

     (c) Other Comprehensive Income: The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income", which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity. The Company has no such transactions which affect comprehensive income and, accordingly, comprehensive income equals net income for all periods presented.

     (d) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition. The Company does not obtain rights to collateral to reduce its credit risk.

     (e) Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in general and administrative expenses in the accompanying consolidated statements of income.

     (f) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

     (g) Restricted Cash: Restricted cash includes bank deposits that are required under the Company's borrowing arrangements which are used to fund the loan installments coming due. The funds can only be used for the purposes of loan repayment. In addition, restricted cash also includes minimum cash deposits required to be maintained with certain banks under the Company's borrowing arrangements.

     (h) Accounts Receivable-Trade, net: The amount shown as accounts receivable-trade, net at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision for doubtful accounts at December 31, 2004 and 2005 was $25 and $274, respectively.

     (i) Insurance Claims: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company's fixed assets suffer insured damages and the Company can make an estimate of the amount to be reimbursed following the insurance claim.

     (j) Inventories: Inventories consist of consumable bunkers, lubricants and victualling stores, which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

     (k) Vessels, net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise these amounts are charged to expense as incurred.

          The cost of each of the Company's vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value (vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Management estimates the useful life of the Company's vessels to be 28 years from the date of initial delivery from the shipyard. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

     (l) Prepaid/Deferred charter revenue: Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as prepaid charter revenue. When the opposite situation occurs, the difference is recorded as deferred revenue. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

     (m) Impairment of Long-Lived Assets: The Company uses SFAS 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset as provided by independent marine valuers. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels. Furthermore, in the period a long-lived asset meets the "held for sale" criteria of SFAS No. 144, a loss is recognized for any reduction of the long-lived asset's carrying amount to its fair value less cost to sell. No impairment loss was recorded in the years ended December 31, 2003, 2004 and 2005.

     (n) Accounting for Dry-Docking and Special Survey Costs: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking and special survey are scheduled to become due. Unamortized dry-docking and special survey costs of vessels that are sold are written off at the time of the respective vessels' sale and are included in the calculation of the resulting gain or loss from such sale.

     (o) Financing Costs: Fees paid to lenders for obtaining loans are recorded as a contra to debt. Such fees are deferred and amortized to interest and finance costs over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed as interest and finance costs in the period the repayment or refinancing is made.

     (p) Accounting for Revenues and Related Expenses: The Company generates its revenues from charterers for the charterhire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of each voyage or time charter. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo.

          Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as it is earned ratably over the duration of the period of each voyage charter.

          Deferred revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date. Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under the time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company's revenues are earned.

     (q) Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred and are included in Vessel operating expenses in the accompanying consolidated statements of income.

     (r) Staff leaving Indemnities- Administrative personnel: The Company's employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee's compensation, length of service and manner of termination (dismissed or retired). Employees who resign, or are dismissed with cause are not entitled to termination payments. The Company's liability on an actuarially determined basis, at December 31, 2004 and 2005 amounted to approximately $237 and $249, respectively.

     (s) Earnings per Common Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities during the years ended December 31, 2003, 2004 and 2005.

     (t) Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

     (u) Variable Interest Entities: In December 2003, the FASB issued Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (the "Interpretation"), which revised Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest's entity in its financial statements. The Company was required to adopt the provisions of FIN 46R for entities created prior to February 2003, in 2004. The adoption of FIN 46R in 2004 and 2005 did not have any impact on the Company's consolidated financial position, results of operations or cash flows.

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

     (w)  Recent Accounting Pronouncements:

          SFAS No. 123(R): On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123(R)), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS No.
          123). SFAS No. 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123(R) must be adopted no later than January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company expects to adopt SFAS No. 123(R) on January 1, 2006. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

          o A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

          o A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

          The Company plans to adopt SFAS No. 123(R) using the modified-prospective method. The Company currently applies the fair-value-based method of accounting for share-based payments in accordance with SFAS No. 123. Currently, the Company uses the Black-Scholes-Merton formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of SFAS No. 123(R) on January 1, 2006. The Company does not anticipate that adoption of SFAS No. 123(R) will have a material impact on its results of operations, financial position or cash flows.

          SFAS No. 154: In May 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections" (SFAS No. 154). SFAS No. 154 is a replacement of APB Opinion No. 20, "Accounting Changes" (APB
          20) and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements" (SFAS No. 3). SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a voluntary change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS No. 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. APB 20 previously required that such a change be reported as a change in accounting principle. SFAS No. 154 carries forward many provisions of APB 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error. SFAS No. 154 also carries forward the provisions of SFAS No. 3 that govern reporting accounting changes in interim financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005. The Company will adopt this pronouncement beginning in fiscal year 2006.

     (x) Reclassification of prior year balances: Certain minor reclassifications have been made to the 2004 consolidated financial statements to conform to the presentation in the 2005 consolidated financial statements. An amount of $ 300, concerning deferred financial expenses net of amortization, is now included in current portion of long-term debt and long-term debt, previously included in Deferred charges, net.

3.   Transactions with Related Parties:

     (a) Excel Management Ltd.: As of December 31, 2004, the operations of the Company's vessels were managed by Excel Management Ltd., a corporation which is controlled by the Company's Chairman of the Board of Directors, Mr. Gabriel Panayiotides. Certain of the services provided by Excel Management Ltd. were subcontracted to Maryville. The management fees charged by Excel Management Ltd. during the years ended December 31, 2003 and 2004 amounted to $260 and $270, respectively and are separately reflected in the accompanying consolidated statements of income for the years ended December 31, 2003 and 2004. The management agreement with Excel Management Ltd. was initially due to expire on April 30, 2008 was terminated on March 2, 2005 with effect from January 1, 2005.

          In exchange for terminating the management agreement mentioned above and in exchange for a one time cash payment of $ 2,024, the Company agreed to issue 205,442 shares no later than March 2, 2006 of its Class A common stock to Excel Management Ltd. and to issue to Excel Management Ltd additional shares at any time before January 1, 2009 if the Company issues additional shares of Class A common stock to any other party for any reason, such that the number of additional Class A common stock to be issued to Excel Management Ltd. together with the 205,442 shares of Class A common stock to be issued to Excel Management Ltd., in the aggregate, equal 1.5% of the Company's total outstanding Class A common stock after taking into account the third party issuance and the shares to be issued to Excel Management Ltd. To date, the Company has not yet issued any shares to Excel Management Ltd., neither the initial 205,442 shares nor the 92,961 anti-dilution shares required to be issued as a result of the March 21, 2005 share issuance to other third parties discussed in Note 9 (Note 15).
          Furthermore, the Company has not yet received the one-time cash payment from Excel Management Ltd. which is reflected as a reduction of stockholders' equity in the accompanying 2005 consolidated balance sheet. All shares to be issued will be subject to a two-year lock-up from their date of issuance.

          The fair value of the 205,442 Class A shares to be issued under the termination agreement and the fair value of the anti-dilution provisions (based on an independent valuation), totaled $ 6,987 which has been credited to stockholders' equity. The excess of the fair value of such shares over the cash consideration of $2,024 amounted to $4,963 and is reflected as Contract termination expense in the accompanying 2005 consolidated statement of income.

          On March 4, 2005, the Company concluded a brokering agreement with Excel Management Ltd. under which Excel Management Ltd. was appointed as the Company's broker to provide services for the employment and chartering of the Company's vessels, for a commission fee equal to 1.25% of the revenue of each contract Excel Management Ltd. has brokered. The agreement was effective January 1, 2005 for an initial period of one year and will be automatically extended for successive one year periods, unless written notice by either party is given at least one year prior to the commencement of the applicable one year extension period. Commissions charged by Excel Management Ltd. during the year 2005, amounted to $1,412 and are separately reflected in the consolidated 2005 statement of income.

     (b) Vessels under management: Maryville (Note 1) provides shipping services to three related ship-owning companies at a fixed monthly fee per vessel. Such companies are affiliated with the Chairman of our Board of Directors and the revenues earned for the years ended
          December  31,  2003,  2004  and 2005  totaled  $527,  $637  and  $522, respectively and are separately reflected in the accompanying consolidated statements of income.

4.   Inventories:

     The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

                                                        2004           2005
                                                     -----------    --------
     Bunkers                                                346         135
     Lubricants                                             177         821
     Victualling stores                                      35         138
                                                     -----------    --------
                                                            558       1,094
                                                     ===========    ========

5.   Advances for vessels acquisitions:

     The amount shown in the accompanying 2004 consolidated balance sheet represents advance payments to the sellers of vessels Swift, Goldmar, Isminaki, First Endeavour and Marybelle, due in accordance with the related Memoranda of Agreement to acquire these vessels, which were concluded during the last quarter of 2004. As of December 31, 2004, remaining contracted payments for the above mentioned vessels, all due in 2005, amounted to $86,335.

6.   Vessels, net:

                                       Vessel     Accumulated      Net Book
                                        Cost      Depreciation      Value
                                      --------   -------------    ----------
     Balance, December 31, 2002         18,611       (2,023)         16,588
     -   Depreciation                        -         (993)           (993)
                                      --------      ---------       --------
     Balance, December 31, 2003         18,611       (3,016)         15,595
     -   Depreciation                        -         (980)           (980)
                                      --------      ---------       --------

     Balance, December 31, 2004         18,611       (3,996)         14,615
     -  Transfer from advances
        for vessel acquisitions         26,220            -          26,220
     -  Vessels acquisitions           454,241            -         454,241
     -  Depreciation                         -      (20,092)        (20,092)
     -  Disposal due to sale           (12,677)       3,361          (9,316)
                                      --------      ---------       --------
     Balance, December 31, 2005        486,395      (20,727)        465,668
                                      ========      =========       ========

     The Company's vessels, having total carrying value of $465,668 at December 31, 2005, have been provided as collateral to secure the bank loans discussed in Note 8.

     During the year ended December 31, 2005, the Company acquired sixteen dry bulk carrier vessels for an aggregate consideration of $480,461. One (vessel Powerful) of the above vessels, acquired for cash consideration of $35,300, was under an existing time charter contract which the Company agreed to assume through arrangement with the respective charterer. The Company upon delivery of the above vessel and in accordance with its accounting policy described in Note 2(l) evaluated the charter contract assumed and concluded that the charter party was already carried at fair value.

     In addition, during the year ended December 31, 2005, vessels Petalis, Lucky Lady, Fighting Lady and Almar I were sold for a total consideration of $37,022, resulting in a gain of $26,795 (net of $907 of unamortized dry-docking costs and $4 of unamortized financing costs written-off as at the date of sale) which is separately reflected in the accompanying 2005 consolidated statement of income.

7.   Deferred Charges, net:

     The unamortized amounts included in the accompanying consolidated balance sheets represent dry-docking and special survey costs, and are analyzed as follows:

     Balance, December 31, 2002                                1,179
      - Additions                                                951
      - Amortization                                            (555)
                                                            ----------
     Balance, December 31, 2003                                1,575
      - Additions                                                544
      - Amortization                                            (733)
                                                            ----------
     Balance, December 31, 2004                                1,386
      - Additions                                              1,747
      - Amortization                                            (622)
      - Disposal due to sale                                    (907)
                                                            ----------
     Balance, December 31, 2005                                1,604
                                                            ==========

8.   Long-term Debt, net of deferred financing fees:

     The amounts in the accompanying consolidated balance sheets are analyzed as follows:

           Borrower(s)                                     2004        2005
                                                         -------      ------

     (a)   Becalm and Madlex                               2,837           -
     (b)   Centel, Tortola and Storler                     2,902           -
     (c)   Pisces, Liegh and Snapper                       7,581      21,633
     (d)   Fianna, Whitelaw, Ingram, Teagan and Castalia       -      88,312
     (e)   Fountain, Candy, Yasmine, Amanda, Marias,
           Tanaka and Harvey                                   -     144,540
     (f)   Barland                                             -       8,331
                                                         --------   --------
           Total                                          13,320     262,816
           Less- current portion                          (7,704)    (41,230)
                                                         --------   --------
           Long-term portion                               5,616     221,586
                                                         ========   ========

     Loan (a): Bank loan for an amount of $ 5,700, obtained in June 2002 for working capital purposes. The outstanding balance of the loan at December 31, 2004 was fully repaid as of December 2005. Further to the principal installments paid during the year, an amount of $1,488 was repaid in July 2005 due to the sale of the vessel Fighting Lady.

     Loan (b): Bank loan for an amount of $5,500, obtained in October 2002 to partially finance the acquisition cost of vessel Lady and for working capital purposes. The outstanding balance of the loan at December 31, 2004 was fully repaid by October 2005, while earlier in March 2005 the balloon installment amounting to $2,020 was paid from the sale proceeds of the vessels Lucky Lady and Petalis.

     Loan (c): Bank loan for an amount of $27,000, concluded in December 2004 to partially finance the acquisition cost of vessels Goldmar, Swift and Marybelle. The loan was drawn down in three tranches from December 2004 through March 2005. The amount outstanding at December 31, 2005 of $21,633 is repayable in 46 variable installments from January 2006 through March 2011 plus three balloon payments totaling $4,670 payable together with each tranche's last installment. The loan bears interest at LIBOR plus a margin and the average interest rate (including the margin) at December 31, 2005 was 6.35%.

     Loan (d): Bank loan for an amount of $95,000, concluded in February 2005 to partially finance the acquisition cost of vessels Isminaki, Birthday, Emerald, First Endeavour and Princess I. The loan was drawn down in five tranches from February 2005 through June 2005. The amount outstanding at December 31, 2005 of $88,312 is repayable in 164 variable installments from February 2006 through May 2015 plus two balloon payments totaling $8,370 payable together with the last installment of vessels Isminaki and Emerald tranches. The loan bears interest at LIBOR plus a margin and the average interest rate (including the margin) at December 31, 2005 was 5.74%.

     Loan (e): Bank loan for an amount of $170,000, concluded in April 2005 to partially finance the acquisition cost of vessels Elinakos, Happy Day, Powerful, Renuar, Angela Star, Rodon and Fortezza. The loan was drawn down in seven tranches from April 2005 through July 2005. The amount outstanding at December 31, 2005 of $144,540 is repayable in 233 variable installments from January 2006 through June 2016 plus seven balloon payments totaling $34,480 payable together with the with each tranche's last installment. The loan bears interest at LIBOR plus a margin and the average interest rate (including the margin) at December 31, 2005 was 5.66%. An amount of $11,135 remained undrawn with an option to be draw down which expired as of December 31, 2005.

     Loan (f): Bank loan for an amount of $9,300, concluded in June 2005 to partially finance the acquisition cost of vessel Attractive. The amount outstanding at December 31, 2005, of $8,331 is repayable in 14 equal consecutive quarterly installments, from February 2006 through May 2009 plus a balloon installment of $1,860 payable together with the last installment. The loan bears interest at LIBOR plus a margin and the interest rate (including the margin) at December 31, 2005 was 5.87%.

     The loans are secured as follows:

     o    First priority mortgages over the borrowers vessels;

     o First priority assignment of all insurances and earnings of the mortgaged vessels;

     o Pledge over the Company's bank accounts where payments for charters are deposited by the charterers;

     o    Corporate guarantee of Excel Maritime Carriers Ltd.

     The loans, among others, contain financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceed 135% of the aggregate outstanding principal amount under the loans, that total assets minus total debt will not, at any time, be less than $150,000 and to maintain liquid funds of at least 10% of total debt. As a result, restricted cash included in the accompanying 2005 consolidated balance sheet represents bank deposits that are required under the loans and are used to fund the loan installments falling due, as well as minimum cash deposits required to be maintained with certain banks in accordance with loan covenants. The Company is permitted to pay dividends under certain conditions and for amounts as defined in the related loan agreements.

     Interest expense for the years ended December 31, 2003, 2004 and 2005 amounted to $395, $243 and $9,538, respectively and is included in interest expense and finance costs in the accompanying consolidated statements of income.

     The annual principal payments required to be made after December 31, 2005, are as follows:

     2006                              41,685
     2007                              31,937
     2008                              28,881
     2009                              27,112
     2010                              22,531
     2011 and thereafter              112,360
                                --------------
                                      264,506
     Less- Financing fees              (1,690)
                                --------------
                                      262,816
                                ==============

9.   Common Stock and Additional Paid-In Capital:

     The Company's authorized capital stock consists of (a) 49,000,000 shares (all in registered form) of common stock, par value $0.01 per share (the "Class A shares"), (b) 1,000,000 shares (all in registered form) of common stock, par value $0.01 per share (the "Class B shares") and (c) 5,000,000 shares (all in registered form) of preferred stock, par value $0.1 per share. The Board of Directors shall have the fullest authority permitted by law to provide by resolution for any voting powers, designations, preferences and relative, participating, optional or other rights of, or any qualifications, limitations or restrictions on, the preferred stock as a class or any series of the preferred stock. The holders of the Class A shares and of the Class B shares are entitled to one vote per share and to 1,000 votes per share, respectively, on each matter requiring the approval of the holders of common stock, however each share of common stock shares in the earnings of the company on an equal basis.

     In December 2004, the Company issued and sold 2,200,000 shares of Class A common stock, registered under its shelf registration statement to institutional investors at $25.00 per share. The net proceeds to the Company totaled $51,451.

     On March 21, 2005 the Company issued and sold 5,899,000 shares of Class A common stock, registered under its shelf registration statement, to institutional investors at $21.00 per share. The net proceeds to the Company totaled $116,504.

     Effective September 15, 2005, the Company's Class A shares are listed on the New York Stock Exchange under the symbol "EXM".

10.  Stock-based Compensation:

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

     A summary of the Company's stock option activity is as follows:

                                                             Weighted-average
                                                Shares         exercise price
                                             -----------     ----------------

Outstanding at January 1, 2004                         -               -
Granted                                          100,000           31.79
Exercised                                              -               -
Forfeited                                              -               -
Expired                                                -               -
                                              ----------       ----------
Outstanding at December 31, 2004                 100,000           31.79
                                              ==========       ==========
Exercisable at December 31, 2004                       -               -
                                              ==========       ==========

                                                               Weighted-average
                                                 Shares         exercise price
                                             -----------     ----------------

Outstanding at January 1, 2005                   100,000           31.79
Granted                                                -               -
Exercised                                              -               -
Forfeited                                              -               -
Expired                                                -               -
                                              ----------       ----------
Outstanding at December 31, 2005                 100,000           31.79
                                              ==========       ==========
Exercisable at December 31, 2005                       -               -
                                              ==========       ==========

     The  weighted  average  grant-date  fair value of the  options  granted was
     $27.91.  The  weighted-average   remaining   contractual  life  of  options
     outstanding at December 31, 2005, is 3.76 years.

     The fair value of options granted, which is amortized to the expense over the option's vesting period, is estimated on the grant date using the Black-Scholes option-pricing model.

     The weighted average assumptions used in determining the fair value of options granted in 2004 were:

     Expected life of option (years)                                3.5
     Risk-Free interest rate                                        3.08%
     Expected volatility of the Company's stock                   112.75%
     Expected dividend yield on the Company's stock                  0.0%

     During the years ended December 31, 2004 and 2005, the compensation expense in connection with all stock-based employee compensation awards amounted to $222 and $948, respectively and is included in General and administrative expenses in the accompanying consolidated income statements for the years ended December 31, 2004 and 2005.

11.  Commitments and Contingencies:

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

     In 2001, Maryville entered into a lease agreement for the rental of office premises with an unrelated party. The initial term of the lease agreement was for one year and was renewable in successive one-year increments through 2010 at Maryville's option after its initial term. In 2005, Maryville entered into a new lease agreement (further amended in February
     2006), for the rental of new office premises with an unrelated party. In February 2006, the relocation of Maryville to its new offices was completed and the 2001 lease agreement for the rental of the previous premises was terminated. Based on the amended lease agreement, the term of the lease will be for three years effective February 9, 2006 and the monthly rental will be approximately $32 (Euro 27,000) adjusted annually for inflation increase plus an additional 1.5%. Operating lease payments for the years ended December 31, 2003, 2004 and 2005 amounted to $60, $70 and $107 and are included in General and administrative expenses in the accompanying consolidated statements of income.

12.  Income Taxes:

     Taxation on Liberian and Cyprus registered companies:

     Under the laws of Liberia and Cyprus, (the countries of the companies' incorporation and vessels' registration), the companies are subject to registration and tonnage taxes, which have been included in Vessels' operating expenses in the accompanying consolidated statements of income.

     Cyprus does not impose a tax on international shipping income. With effect from January 1, 2001 the Republic of Liberia enacted a new general income tax act ("New Act"). In contrast to the income tax law previously in effect since 1977 ("Prior Law"), which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of income of non-resident Liberian corporations such as the Company and its Liberian subsidiaries, who conduct no business in Liberia and were wholly exempted from tax under Prior Law, and the taxation of ordinary resident Liberian corporations.

     In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping such as the Company will not be subject to tax under the New Act with retroactive effect from January 1, 2001 (the "New Regulations"). In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, if the New Regulations are enacted as law, the Company believes that it and its Liberian subsidiaries will be wholly exempt from Liberian income tax as under Prior Law and accordingly no Liberian income tax charge has been provided in the Company's consolidated income statement for the years presented.

     Taxation on US source income:

     Pursuant to Section 883 of the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operation of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements: (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company's stock is owned, directly or indirectly, by individuals who are "residents" of the Company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (the "50% Ownership Test") or
     (ii) the Company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (the "Publicly-Traded Test"). Under U.S. Treasury regulations, a Company's stock will be considered to be "regularly traded" on an established securities market if (i) one or more classes of its stock representing 50 percent or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.

     Treasury regulations interpreting Section 883 were promulgated in final form in August 2003. These regulations apply to taxable years beginning after September 24, 2004. As a result, such regulations became effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. Liberia and Cyprus, the jurisdictions where the Company and its ship-owning subsidiaries are incorporated, grant an "equivalent exemption" to United States corporations. Therefore, the Company is exempt from United States federal income taxation with respect to U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

     For the year ended December 31, 2005, the Company determined that it does not satisfy the Publicly-Traded Test on the basis that its shares are not "regularly traded" because of the voting power held by its Class B shares. In addition, the Company does not satisfy the 50% Ownership Test because it is unable to substantiate certain requirements regarding the identity of its shareholders. Since the Company does not qualify for exemption under section 883 of the Code for taxable years beginning on or after January 1, 2005, its United States source shipping income will be subject to a 4% tax. For taxation purposes, United States source shipping income is defined as 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States. As a result, an amount of $311 was recognized in the accompanying 2005 consolidated income statement.

13.  Voyage and Vessel Operating Expenses:

     The amounts in the accompanying consolidated statements of income are analyzed as follows:

     Voyage expenses                            2003       2004       2005
                                              --------   --------   --------
     Port charges                               1,721      1,796      1,330
     Bunkers                                    4,145      3,381      3,793
     Commissions charged by third parties       1,446      2,923      6,570
                                              --------   --------   --------
                                                7,312      8,100     11,693
     Commissions charged by a related party         -          -      1,412
                                              --------   --------   --------
                                                7,312      8,100     13,105
                                              ========   ========   ========

     Vessel Operating Expenses                  2003       2004       2005
                                              --------   --------   --------
     Crew wages and related costs               3,059      3,220      9,682
     Insurance                                    966      1,181      3,003
     Repairs, spares and maintenance            1,363      1,777      6,306
     Consumable stores                            930      1,077      4,615
     Taxes                                         40         49        113
     Miscellaneous                                171        214        496
                                              --------   --------   --------
                                                6,529      7,518     24,215
                                              ========   ========   ========

14.  Interest and Finance Costs:

     The amounts in the accompanying consolidated statements of income are analyzed as follows:

                                                 2003        2004       2005
                                             ---------    --------   --------
     Interest on long term debt                   395         243      9,538
     Amortization and write-off of
      financing costs                              39          39        622
     Bank Charges                                  39          81         99
                                             ---------    --------   --------
                                                  473         363     10,259
                                             =========    ========   ========

15.  Subsequent Events:

     (a) On February 9, 2006, the Company's Board of Directors granted the Chairman of the Board 20,380 Class A or Class B shares at his option. The market value of Class A shares on the grant date was $11.04 per share. The Chairman requested and obtained an extension until May 15, 2006 to declare his election. Such granting was subject to the consent of the majority of Class B shareholders who held more than 1,000 Class B shares each. The company has duly notified the appropriate Class B shareholders and the required consent has been granted.

     (b) On March 2, 2006 based on an addendum to the original Management Termination agreement concluded between the Company and Excel Management, it was agreed that the period for the issuance of the shares described in Note 3 is extended until March 2, 2007.

     (c) On May 15, 2006, the Company's Board of Directors granted an additional extension to the Chairman of the Board until November 15, 2006 to declare his election as discussed in (a) above (unaudited).

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                            EXCEL MARITIME CARRIERS LTD.



Dated:  June  29, 2006                      By: /s/ Christopher Georgakis
                                               ------------------------------
                                                    Christopher Georgakis
                                                    Chief Executive Officer