Form 20-F
period 2006-12-31
EXCEL MARITIME CARRIERS LTD
filed 2007-06-26
CIK 842294

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

                   For the fiscal year ended December 31, 2006

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

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                          ----------------------------

    Title of each class              Name of each exchange on which registered
   --------------------              -----------------------------------------

Common shares, par value $0.01                 New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the
Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:



     As of December 31, 2006, there were 19,595,153 shares of Class A common stock and 135,326 shares of Class B common stock of the registrant outstanding.


Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
                       [_] Yes                          [X] No

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
                       [_] Yes                          [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                       [X] Yes                          [_] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer [_]    Accelerated filer [X]   Non-accelerated filer [_]

Indicate by check mark which financial statement item the registrant has elected to follow.
                       [_] Item 17                      [X] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
                       [_] Yes                          [X] No

                                TABLE OF CONTENTS

PART I
------
        ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS .......5
        ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE......................5
        ITEM 3 - KEY INFORMATION..............................................5
        ITEM 4 - INFORMATION ON THE COMPANY..................................17
        ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS................29
        ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................41
        ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...........46
        ITEM 8 - FINANCIAL INFORMATION.......................................48
        ITEM 9 - THE OFFER AND LISTING.......................................48
        ITEM 10 - ADDITIONAL INFORMATION.....................................49
        ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
                       MARKET RISK...........................................56
        ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY
                       SECURITIES............................................56

PART II
-------
        ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES............56
        ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
                        AND USE OF PROCEEDS..................................57
        ITEM 15T - CONTROLS AND PROCEDURES...................................57
        ITEM 16A- AUDIT COMMITTEE FINANCIAL EXPERT...........................58
        ITEM 16B- CODE OF ETHICS.............................................58
        ITEM 16C- PRINCIPAL ACCOUNTANT FEES AND SERVICES.....................58
        ITEM 16D- EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT
                         COMMITTEES..........................................58
        ITEM 16E- PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
                       AFFILIATED PURCHASERS.................................58

PART III
--------
        ITEM 17 - FINANCIAL STATEMENTS.......................................58
        ITEM 18 - FINANCIAL STATEMENTS.......................................58
        ITEM 19 - EXHIBITS...................................................58

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


Please note in this annual report, "we", "us", "our", "the Company", and "Excel" all refer to Excel Maritime Carriers Ltd. and its consolidated subsidiaries.


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

                                     PART I


ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable


ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable


ITEM 3 - KEY INFORMATION

A. Selected Financial Data

     The following table sets forth our selected historical consolidated financial data and other operating information for each of the five years in the five year period ended December 31, 2006. The following information should be read in conjunction with "Item 5, Operating and Financial Review and Prospects", the consolidated financial statements, related notes, and other financial information included herein. The following selected consolidated financial data of Excel Maritime Carriers Ltd. in the table below are derived from our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") and have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A. ("Ernst & Young"), independent registered public accounting firm.

Selected Historical Financial Data
and Other Operating Information                                                        Year Ended December 31,


(in thousands of U.S Dollars, except for share and per share data and Average Daily Results

                                                                2002           2003           2004           2005           2006
INCOME STATEMENT DATA
Voyage revenues                                               15,602         26,094         51,966        118,082        123,551

Revenues from managing related party vessels                     385            527            637            522            558

Voyage expenses                                              (7,009)        (7,312)        (8,100)       (11,693)        (8,109)

Voyage expenses - related party                                    -              -              -        (1,412)        (1,536)

Vessel operating expenses                                    (5,354)        (6,529)        (7,518)       (24,215)       (30,414)

Depreciation and amortization                                (1,080)        (1,548)        (1,713)       (20,714)       (30,000)

Management fees - related party                                (225)          (260)          (270)              -              -

General and administrative expenses                          (1,294)        (1,772)        (2,867)        (6,520)       (10,049)

Gain on sale of vessels                                          569              -              -         26,795              -

Contract termination expense                                       -              -              -        (4,963)              -
                                                        ------------- -------------- -------------- -------------- --------------
Operating Income                                               1,594          9,200         32,135         75,882         44,001
                                                        ------------- -------------- -------------- -------------- --------------

Interest and finance costs, net                                (669)          (461)           (61)        (7,878)       (12,617)

Other, net                                                       164           (94)           (24)             66            145

US source income taxes                                             -              -              -          (311)          (426)

Minority Interest                                                  -              -              -              -              3
                                                        ------------- -------------- -------------- -------------- --------------
Net Income                                                     1,089          8,645         32,050         67,759         31,106
                                                        ============= ============== ============== ============== ==============

Basic and fully diluted earnings per share                      0.09           0.75           2.75           3.64           1.56

Weighted average basic and diluted shares outstanding     11,550,984     11,532,725     11,640,058     18,599,876     19,947,411

Dividends per share                                             2.15              -              -              -              -

                                                                                       Year Ended December 31,

                                                                2002           2003           2004           2005           2006
BALANCE SHEET DATA

Cash and cash equivalents                                      1,949          3,958         64,903         58,492         86,289

Current assets, including cash                                 3,157          5,525         71,376         70,547         95,788

Total assets                                                  21,435         24,083        113,997        561,025        549,351

Current liabilities, including current portion
        of long-term debt                                      5,896          4,121         10,566         57,110         43,719

Total long-term debt, excluding current portion               10,090          5,870          5,616        215,926        185,467

Stockholders' equity                                           5,449         14,092         97,815        287,989        320,161

OTHER FINANCIAL DATA

Net cash from (used in) operating activities                   (260)          8,887         32,033         73,639         58,344

Net cash from (used in) investing activities                  11,996              -       (26,220)      (417,743)          (662)

Net cash from (used in) financing activities                (20,771)        (6,878)         55,132        337,693       (29,885)

FLEET DATA

Average number of vessels (1)                                    4.2            5.0            5.0           14.4             17

Available days for fleet (2)                                   1,458          1,686          1,793          5,070          5,934

Calendar days for fleet (3)                                    1,524          1,825          1,830          5,269          6,205

Fleet utilization (4)                                          95.7%          92.4%          98.0%          96.2%          95.6%

AVERAGE DAILY RESULTS

Time charter equivalent (5)                                    5,894         11,140         24,465         20,705         19,195

Vessel operating expenses(6)                                   3,513          3,578          4,108          4,596          4,901

General and administrative expenses (7)                          849            971          1,567          1,237          1,620

Total vessel operating expenses (8)                            4,362          4,549          5,675          5,833          6,521

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

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs, net of gains or losses from the sales of bunkers to time charterers that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions.



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


(in thousands of U.S Dollars, except for                             Year Ended December 31,
TCE rates, which are expressed in
U.S Dollars, and available days
                                                2002          2003           2004            2005            2006

Voyage revenues                               15,602        26,094         51,966         118,082         123,551

Voyage expenses                              (7,009)       (7,312)        (8,100)        (13,105)         (9,645)

Time charter equivalent revenue                8,593        18,782         43,866         104,977         113,906

Available days for fleet                       1,458         1,686          1,793           5,070           5,934

Time charter equivalent (TCE) rate             5,894        11,140         24,465          20,705          19,195

(6) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(8) Total vesFsel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.


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

Rising fuel prices may affect our profitability.

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

We are affected by voyage charters in the spot market and short-term time charters in the time charter market, which are volatile.

          We charter some of our vessels on a voyage charter, which are charters for one specific voyage, and short-term time charter basis. A short-term time charter is a charter with a term of less than six months. Although dependence on voyage charters and short-term time charters is not unusual in the shipping industry, the voyage charter and short-term time charter markets are highly competitive and rates within those markets may fluctuate significantly based upon available charters and the supply of and demand for sea borne shipping capacity. While our focus on the voyage and short-term time charter markets may enable us to benefit if industry conditions strengthen, we must consistently procure this type of charter business to obtain these benefits. Conversely, such dependence makes us vulnerable to declining market rates for this type of charters.

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

          We have historically derived a significant part of our revenue from a small number of charterers. During during 2005, we derived approximately 41% of our gross revenues from five charterers, while during 2006 we derived approximately 45% of our gross revenues from five charterers.

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

          Certain of our subsidiaries have entered into a loan facility which contain a number of financial covenants and general covenants prohibit, among other things, a subsidiary from paying dividends without the consent of our lenders until the respective loan facility is paid in full. This prohibition on paying dividends means that these subsidiaries cannot pay dividends to us until the respective loan facilities are paid in full or with out the consent of our lenders, which in turn may affect our ability to make dividend payments to our shareholders. There can be no assurance that our subsidiaries will pay dividends to us or that we will make dividend payments to our shareholders even after all loan facilities are paid in full.


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


          As a result of our vessel acquisitions during 2005, we have incurred a substantial amount of indebtedness, which requires significant principal and interest payments. We may be unable to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of our indebtedness when due. In addition, we may incur additional indebtedness. Our substantial level of indebtedness could have adverse consequences to us, including the following:

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

          In general, expenditures necessary for maintaining a vessel in good operating condition increase as a vessel ages. Second hand vessels may also develop unexpected mechanical and operational problems despite adherence to regular survey schedules and proper maintenance. Cargo insurance rates also tend to increase with a vessel's age, and older vessels tend to be less fuel-efficient than newer vessels. While the difference in fuel consumption is factored into the freight rates that our older vessels earn, if the cost of bunker fuels were to increase significantly, it could disproportionately affect our vessels and significantly lower our profits. In addition, changes in governmental regulations, safety or other equipment standards may require

          -    expenditures for alterations to existing equipment;

          -    the addition of new equipment; or

          -    restrictions on the type of cargo a vessel may transport.

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

          With our acquisitions during 2005, we have more than tripled the size of our fleet. This has imposed significant additional responsibilities on our management and staff, and, together with the termination of our management agreement with Excel Management Ltd., has imposed significant additional responsibilities on the management and staff of our wholly-owned subsidiary Maryville's Maritime Inc. Although we believe that our current staffing levels are adequate, future events that we cannot predict may require both us and Maryville to increase the number of personnel. There can be no assurance that we will be able to hire qualified personnel when needed. Difficulty in hiring and retaining qualified personnel could adversely affect our results of operations.


Because most of our employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.

          We employ approximately 431 seafarers and 70 land-based employees in our Athens office. The 70 employees in Athens are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labour interruptions. Any labour interruptions could disrupt our operations and harm our financial performance.


Because we generate all of our revenues in U.S. dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

          We generate all of our revenues in U.S. dollars but incur approximately 30 % of our vessel operating expenses in currencies other than U.S. dollars. This variation in operating revenues and expenses could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Japanese yen, the Euro, the Singapore dollar and the British pound sterling. Expenses incurred in foreign currencies against which the U.S. dollar falls in value may increase as a result of these fluctuations, therefore decreasing our net income. We do not hedge these risks. Our results of operations could suffer as a result.


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

Issuance of preferred stock may adversely affect the voting power of our shareholders and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

          Our articles of incorporation currently authorize our board of directors to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions, with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series subject to prior shareholders' approval. If our board of directors determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.


Class B shareholders can exert considerable control over us, which may limit future shareholders' ability to influence our actions.

          Our Class B common shares have 1,000 votes per share and our Class A common shares have one vote per share. Class B shareholders, including certain executive officers and directors, together own 100% of our issued and outstanding Class B common shares, representing approximately 87% of the voting power of our outstanding capital stock.

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

ITEM 4 - INFORMATION ON THE COMPANY

A. History and development of the Company

          We, Excel Maritime Carriers Ltd., are a shipping company specializing in the world-wide seaborne transportation of dry bulk cargoes. We were incorporated under the laws of the Republic of Liberia on November 2, 1988 and our Class A common stock trades since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol "EXM". Prior to that date our Class A common stock was trading on the American Stock Exchange (AMEX) under the same symbol.

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

B. Business Overview

          As of December 31, 2006, our fleet consisted of 17 dry bulk carriers, comprised of ten Panamax and seven Handymax vessels, representing a carrying capacity of approximately 1,005,000 dwt. The average age of our vessels as of December 2006 was 13.8 years. Our vessels carry iron ore, coal and grains, collectively referred to as "major bulks", and steel products, fertilizers, cement, bauxite, sugar and scrap metal, collectively referred to as "minor bulks". Our fleet is managed by Maryville Maritime Inc., one of our wholly-owned subsidiaries.

Our Fleet

          The following is a list of the vessels in our fleet as of December 31, 2006, all of which are dry bulk carriers:

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

On April 27, 2007 the Company's Board of Directors approved the sale of vessel Goldmar for $15.85 million net of commissions to an affiliated company as per the Memorandum of Agreement dated April 26, 2007. The vessel was delivered to her new owners on May 10, 2007.

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

     o Capitalizing on our established reputation. We believe that we have established a reputation in the international shipping community for maintaining high standards of performance, reliability and safety. Since the appointment of new management in 1998, the Company has not suffered the total loss of a vessel at sea or otherwise. In addition, our wholly-owned management subsidiary, Maryville, carries the distinction of being one of the first Greece-based ship management companies to have been certified ISO 14001 compliant by Bureau Veritas.

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

     o Strong Customer Relationships. We have strong relationships with our customers and charterers that we believe are the result of the quality of our fleet and our reputation for dependability. Through Maryville Maritime Inc., our management subsidiary, we have many long-established customer relationships, and our management believes it is well regarded within the international shipping community. During the past 16 years, vessels managed by Maryville have been repeatedly chartered by subsidiaries of major dry bulk operators. In 2006, we derived approximately 45% of our gross revenues from five charterers (out of which 15% was derived from one charterer).

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

Corporate Structure

          We own each of our vessels through separate wholly-owned subsidiaries incorporated in Liberia and Cyprus. Until December 31, 2004 the operations of our vessels were managed by Excel Management Ltd., an affiliated Liberian corporation formed on January 13, 1998, under a management agreement that was terminated early March 2005, with effect from January 1, 2005. Excel Management had subcontracted to Maryville Maritime Inc., a wholly-owned subsidiary of ours, since March 2001, some of the management services. These services were provided at usual market rates and included technical management, such as managing day-to-day vessel operations including supervising the crewing, supplying, maintaining and drydocking of vessels, commercial management regarding identifying suitable vessel charter and sale/purchase opportunities and certain accounting services. Effective January 1, 2005 Maryville is directly managing the operations of our vessels, while Excel Management acts as our broker with respect to, among other matters, the employment of our vessels under a brokering agreement concluded on March 4, 2005 and pursuant to our instructions. Our brokering agreement with Excel Management is discussed in more detail in Operations & Ship Management below.

          In addition, as at December 31, 2006 we owned 75% of the outstanding common stock of Oceanaut Inc. ("Oceanaut"), a corporation in the development stage, organized on May 3, 2006 under the laws of the Republic of the Marshall Islands. Oceaunaut was formed to acquire, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry. The remaining 25% of Oceanaut is held by certain of the Company's officers and directors. Upon its incorporation, Oceanaut issued to its shareholders an aggregate of 4,687,500 shares of common stock and 3,000,000 warrants to purchase an aggregate of 3,000,000 shares of common stock at an exercise price of $7.00 per share for a consideration of $25,000. Additional information regarding Oceanaut is provided under the section "Recent Developments".

         The names of our wholly-owned subsidiaries are as follows:

Wholly-owned Subsidiaries as of December 31, 2006
-------------------------------------------------

Ship-owning Wholly-owned Subsidiaries:
--------------------------------------

Company                                                 Vessel
-------                                                 ------

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
Liegh Jane Navigation S.A.                              Swift

          We have also established the following companies to acquire vessels:

Company                       Country of incorporation     Date of incorporation
-------                       ------------------------     ---------------------
Magalie Investments Corp.     Liberia                      March 2005
Melba Management Ltd.         Liberia                      April 2005
Minta Holdings S.A.           Liberia                      April 2005
Odell International Ltd.      Liberia                      April 2005
Naia Development Corp.        Liberia                      April 2005


          The names of our wholly owned subsidiaries that owned vessels which were sold during 2005 are as follows:

Company                                           Vessel
-------                                           ------
Tortola Shipping Company Limited                  Lucky Lady
Storler Shipping Company Limited                  Petalis
Becalm Shipping Company Limited                   Fighting Lady
Madlex Shipping Company Limited                   Almar I


Non Ship-owning Wholly-owned Subsidiaries:

Company                      Country of incorporation     Date of incorporation
-------                      ------------------------     ---------------------
Maryville Maritime Inc.      Liberia                      August 1983
Point Holdings Ltd. (1)      Liberia                      February 1998


     (1) As of December 31, 2006, Point Holdings Ltd. is parent company (100% owner) of one Cyprus and sixteen Liberian ship-owning companies and five Liberian and four Cyprus dormant companies.

Majority-owned Subsidiary as of December 31, 2006

Company               Country of incorporation             Date of incorporation
-------               ------------------------             ---------------------
Oceanaut Inc. (1)     Republic of the Marshall Islands     May 2006

     (1)  As of December 31, 2006, the Company owns 75% of Oceanaut Inc.


Operations and Ship Management

          Historically, our fleet has been managed by Excel Management, Ltd., ("Excel Management"), an affiliated company controlled by our Chairman of the Board of Directors, under a five-year management agreement. Under this agreement, we paid Excel Management a monthly management fee of $15,000 for each of our vessels and an annual fee for general corporate and clerical management services of $60,000. The agreement provided that both of these fees would increase annually by five percent. Excel Management had sub-contracted Maryville Maritime Inc to perform some of these management services. Maryville became a wholly-owned subsidiary of ours on March 31, 2001.

          In order to streamline operations, reduce costs and take control of the technical and commercial management of our fleet, in early March 2005, with effect from January 1, 2005, we reached an agreement with Excel Management to terminate the management agreement, the term of which was scheduled to extend until April 30, 2008. The technical and commercial management of our fleet has been assumed by our wholly-owned subsidiary, Maryville, in order to eliminate the fees we would have paid to Excel Management for the remaining term of the management agreement, which would have increased substantially given the expansion of our fleet from five vessels to 17 vessels through the recent acquisition of new vessels. As consideration for Excel Management's consent to terminate the management agreement and forego the fees it would have received under the management agreement had the agreement remained in effect through its scheduled expiration in 2008, we have agreed to issue to Excel Management 205,442 shares of our Class A common stock, which is equal to approximately 1.5% of our Class A common stock outstanding as of March 2, 2005. We have initially agreed to issue these shares to Excel Management by March 2, 2006. On March 2, 2006, we reached an agreement with Excel Management to extend the issuance of such shares by March 2, 2007. Excel Management may not transfer these shares for a period of two years after their issuance, and the shares will contain a restrictive legend to that effect. In addition to the above-mentioned shares, as part of the consideration for agreeing to terminate the management agreement, we agreed to issue to Excel Management, at any time at which we issue additional shares of our Class A common stock to any third party until December 31, 2008 for any reason, such number of additional shares of Class A common stock which, together with the shares of Class A common stock issued to Excel Management in the original issuance, equals 1.5% of our total outstanding Class A common stock after taking into account the third-party issuance and the shares to be issued to Excel Management under the anti-dilution provisions of the agreement. If any such additional shares are issued, Excel Management may not transfer these additional shares for a period of two years after their issuance.

          In connection with our agreement to issue the 205,442 shares of our Class A common stock and the anti-dilution issuances described above, Excel Management has agreed to make a one time cash payment to us in an amount equal to $2.0 million upon delivery of such shares. We will not receive any cash payment or other future consideration in receipt of shares of Class A common stock issued to Excel Management in connection with any anti-dilution issuances. On March 2, 2005 the fair value of the 205,442 Class A common shares to be issued under the termination agreement and the fair value of the anti-dilution provisions totalled $7.0 million. On March 2, 2007 Excel Management informed us of its intention to consummate the transaction regarding the Management Termination Agreement and we initiated the process of issuing the shares. On June 19, 2007 we received payment in an amount of $2.0 million upon issuance of 298,403 shares.

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

Environmental Regulation - International Maritime Organization ("IMO").

          The IMO (the United Nations agency for maritime safety and the prevention of pollution by ships) has adopted the International Convention for the Prevention of Marine Pollution, 1973, as modified by the related Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. The IMO adopted regulations that set forth pollution-prevention requirements applicable to drybulk carriers. These regulations have been adopted by over 150 nations, including many of the jurisdictions in which the Company's vessels operate.

          The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships. Annex VI was ratified in May 2004 and took effect on May 19, 2005. Annex VI set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI regulations pertaining to nitrogen oxide emissions apply to diesel engines on vessels built on or after January 1, 2000 or diesel engines undergoing major conversions after such date. We believe that all our vessels comply in all material respects with Annex VI. Additional or new conventions, laws and regulations may be adopted that could adversely affect our business, results of operations, cash flows and financial condition.

          The IMO also has adopted the International Convention for the Safety of Life at Sea, or SOLAS Convention, which imposes a variety of standards to regulate design and operational features of ships. SOLAS Convention standards are revised periodically. We believe that all our vessels are in substantial compliance with SOLAS Convention standards.


          Under Chapter IX of SOLAS Convention, the IMO adopted the International Management Code for the Safe Operation of Ships and for Pollution Prevention (the "ISM Code"). The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the Company's applicable vessels is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

Environmental Regulations -The United States Oil Pollution Act of 1990.

          The Unites States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone.


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

          OPA limits the liability of responsible parties to the greater of $950 per gross ton or $0.8 million per drybulk vessel that is over 300 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party's gross negligence or wilful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

          We currently maintain for each of our vessel's pollution liability coverage insurance in the amount of $1 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, it would have a material adverse effect on our business.

          OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. Current, the Coast Guard regulations require evidence of financial responsibility in the amount of $1,250 per gross ton, which includes the OPA limitation on liability of $950 per gross ton and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, liability limit of $300 per gross ton. Liability under CERCLA is however limited to the grater of $300 per gross ton or $5 million. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Under OPA, an owner or operator of a fleet of tankers is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tanker in the fleet having the greatest maximum liability under OPA.

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

          Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (the "CLC"), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended and supplemented. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defences. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons liability is limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to 89.77 million SDR. The exchange rate between SDRs and U.S. dollars was 0.659811 SDR per U.S. dollar on June 7, 2007. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

          The United States Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances into navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages. The CWA complements the remedies available under the more recent OPA and CERCLA, discussed above. A recent U.S. federal court decision could result in a requirement for vessels to obtain CWA permits for the discharge of ballast water in U.S. ports. Currently, under U.S. Environmental Protection Agency, or EPA, regulations, vessels are exempt from this permit requirement. However, in Northwest Environmental Advocates v. EPA, N.D. Cal., No. 03-05760 SI (March 31,
2005), the U.S. District Court for the Northern District of California ordered the EPA to repeal the exemption. Under the court's ruling, owners and operators of vessels visiting U.S. ports would be required to comply with the CWA permitting program or face penalties. Although the EPA will likely appeal this decision, if the exemption is repealed, we will incur certain costs to obtain CWA permits for our vessels. While we do not believe that the costs associated with obtaining such permits would be material, it is difficult to predict the overall impact of CWA permitting requirements on the drybulk shipping industry.

          The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the U.S. Environmental Protection Agency, or EPA, to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas are equipped with vapor control systems that satisfy these requirements. In December 1999, the EPA issued a final rule regarding emissions standards for marine diesel engines. The final rule applies emissions standards to new engines beginning with the 2004 model year. In the preamble to the final rule, the EA noted that it may revisit the application of emissions standards to rebuilt or remanufactured engines if the industry does not take steps to introduce new pollution control technologies. While adoption of such standards could require modifications to some existing marine diesel engines, the extent to which our vessels could be affected cannot be determined at this time. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor control systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, based on the regulations that have been proposed to date, we believe that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

          The United States National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA's reporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with the act's guidelines, compliance can also be achieved through the retention of ballast water on board the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on the drybulk shipping industry.

          Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous solid wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act, or RCRA, or comparable state, local or foreign requirements. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we may still be held liable for clean up costs under applicable laws.

          The IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. As of April 30, 2007, the BWM Convention has been adopted by eight states, representing 3.21% of world tonnage.

The International Dry Bulk Shipping Market

          The dry bulk shipping market is the primary provider of global commodities transportation. Approximately one third of all seaborne trade is dry bulk related.

          After three consecutive years in which demand for seaborne trade has grown faster than new-building supply, the situation was reversed in mid 2005. While demand growth slowed, a new all-time high for new-building deliveries, together with minimal scraping, resulted in a weaker market in 2005 which continued in the first half of 2006. Since mid 2006 though, the market showed signs of significant strength and as a result the Baltic Dry Index closed the year at 4,397.

          During 2006, dry bulk trade growth increased by approximately 5%. This increase is primarily attributed to the heavy demand for major bulk commodities, such as iron ore and coal, from the Far East region and more specifically from China. China's economy in 2006 continued growing at a record pace of almost 10% due to the country's rapid industrial growth.

          On the supply side, the world fleet grew in 2006 by approximately 7% in terms of dwt to 373 million. Scrapping of vessels for 2006 was again at a low level at approximately 2 million dwt as most of the owners elected to take advantage of the favorable shipping markets instead of scrapping their vessels.

Customers

          The Company has many long-established customer relationships, and management believes it is well regarded within the international shipping community. During the past 16 years, vessels managed by Maryville have been repeatedly chartered by subsidiaries of major dry bulk operators. In 2006, we derived approximately 45% of our gross revenues from five charterers listed below:

Daeyang Shipping Co., Ltd                                            15%
Fratelli D'Amato SpA                                                  9%
Perseveranza Di Navigazione Spa                                       8%
Oldendorff Carriers GMBH and Co KG                                    7%
Rizzo Bottiglieri De Carlini Armatori Spa                             6%
Total                                                                45%

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

C. Organizational Structure

          We are the parent company of the following subsidiaries:

Subsidiary               Place of Incorporation          Percentage of Ownership
----------               ----------------------          -----------------------

Maryville Maritime Inc.  Liberia                               100%

Point Holdings Ltd.      Liberia                               100%

Oceanaut, Inc.           Republic of the Marshall Islands       75%


D. Property, plant and equipment

          We do not own any real estate property. Our management agreement with our wholly-owned subsidiary Maryville Maritime Inc. includes terms under which we and our subsidiaries are being offered office space, equipment and secretarial services at the 17th km National Road Athens-Lamia & Finikos Str., Nea Kifisia, Athens, Greece. Maryville has a rental agreement for the rental of these office premises with an unrelated party.

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

Voyage Expenses and related party voyage expenses

          Voyage expenses and related party voyage expenses consist of all costs relating to a given voyage, including port expenses, canal dues, fuel (bunker) costs, net of gains or losses from the sale of bunkers to time charterers and commissions. Under voyage charters, the owner of the vessel pays such expenses whereas under time charters the charterer pays such expenses excluding commissions. Therefore, voyage expenses can exhibit significant fluctuations from period to period depending on the type of charter arrangement.

Vessel Operating Expenses

          Vessel operating expenses consist primarily of crewing, repairs and maintenance, lubricants, victualling, stores and spares and insurance expenses. The vessel owner is responsible for all vessel operating expenses in voyage and time charters.

Depreciation

Vessels' acquisition cost and subsequent improvements are depreciated on a straight-line method over an estimated economic life of 28 years (from the date of construction of each vessel). In computing vessels' depreciation the estimated salvage value is also taken into consideration. Depreciation of office, furniture and equipment is calculated on a straight line basis over the estimated useful life of the specific asset placed in service which range from 3 to 7 years.

Amortization of Dry-docking and Special Survey Costs

          As of December 31, 2005, dry-docking and special survey costs were deferred and amortized on a straight-line basis over a period of 2.5 years and 5 years, respectively which approximated the next dry-docking and special survey due dates. Within 2006 and following management's reassessment of the service lives of these costs, the amortization period of the deferred special survey costs was changed from 5 years to the earliest between the date of the next dry-docking and 2.5 years for all surveys. The effect of this change in accounting estimate, which does not require retrospective adoption as per SFAS 154 "Accounting Changes and Error Corrections" was to decrease net income and basic and diluted earnings per share for the year ended December 31, 2006 by $655,000 and $0.03 per share, respectively.

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

Results of Operations

Fiscal Year ended December 31, 2006 Compared to Fiscal Year ended December 31, 2005

Voyage Revenues

          Voyage revenues increased by $5.4 million or 4.6%, to $123.5 million for the year ended December 31, 2006 compared to $118.1 million for the same period in 2005. This increase was primarily attributed to the increase of the total available days for the fleet to 5,934 for 2006 from 5,070 in 2005 related to the change in the average number of vessels operating from 14.4 in 2005 to 17 in 2006, partialy counterbalanced by lower average TCE rates experienced in 2006 versus 2005.

Voyage Expenses and related party voyage expenses

          Voyage expenses and related party voyage expenses, which primarily consist of port, canal and fuel costs, net of gains or losses from the sales of bunkers to time charterers, that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, as well as commissions, decreased by $3.5 million, or 26.7 %, to $9.6 million for 2006, compared to $13.1 million for 2005. This decrease is due to fewer voyage charters entered into 2006 compared to 2005 and to a lesser extent due to the net gains from the sale of bunkers to time charterers, partially counterbalanced by increased commissions paid as a result of higher voyage revenues earned in 2006 as compared to 2005.

Vessel Operating Expenses

          Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, increased by $6.2 million, or 25.6%, to $30.4 million for 2006 compared to $24.2 million for 2005. This increase is primarily due to the increase in the calendar days of the fleet from 5,269 in 2005 to 6,205 in 2006. Daily vessel operating expenses per vessel increased by $305, or 6.6%, to $4,901 for 2006, compared to $4,596 for 2005. This increase is primarily due to increased cost of repairs and spares and increased crewing costs due to normal inflationary pressures.

Depreciation and Amortization

          Depreciation and amortization, which includes depreciation of vessels, depreciation of office furniture and equipment, as well as amortization of dry docking and special survey costs increased by $9.3 million, or 44.9% to $30.0 million for 2006 compared to $20.7 million for 2005. This increase is primarily due to increased calendar days of our fleet, as described above with respect to depreciation expense and increased amortization charges of $0.9 million mainly due to the company's decision to make a change in the accounting estimate for the amortization of special survey costs.

General and Administrative Expenses

          General and administrative expenses, increased by $3.5 million, or 53.8%, to $10.0 million for 2006 compared to $6.5 million for 2005. This increase is primarily due to the increase in the overall level of salaries and bonuses paid in 2006 as compared to 2005.

Gain on sale of vessels

          No vessel sales were made in 2006. In 2005, four vessels were sold resulting in a gain of $26.8 million.

Contract Termination Expense

          As a result of the termination of the management agreement between Excel Maritime Carriers Ltd and Excel Management (discussed in more detail under the "Operations and Ship Management" section of this report), the Company incurred in 2005 an expense of approximately $5.0 million representing the excess of the fair value of the 205,442 Class A shares to be issued and the fair value of the anti-dilution provisions over the cash consideration of $2.0 million upon delivery of the shares. No contract termination expense incurred in 2006.

Interest and finance costs, net

          Net interest cost amounted to $12.6 million in 2006, an increase of $4.7 million, compared to the $7.9 million in 2005 due to the fact that the debt in 2006 was outstanding during the whole year in contrast to 2005 and due to unrealized loss from derivative instruments of $0.8 million related to interest rate swaps. We did not have any derivative instruments in 2005.

U.S. source income taxes

          US Source income taxes amounted to $0.4 million for 2006 as against $0.3 in 2005.

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

Voyage Expenses and related party voyage expenses

          Voyage expenses and related party voyage expenses, which primarily consist of port, canal and fuel costs, net of gains or losses from the sales of bunkers to time charterers, that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, as well as commissions, increased by $5.0 million, or 61.7 %, to $13.1 million for 2005, compared to $8.1 million for 2004. This increase is primarily due to the increase in commissions paid as a result of higher voyage revenues earned in 2005 as compared to 2004.

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

Depreciation and Amortization

          Depreciation and amortization, which includes depreciation of vessels as well as amortization of dry docking and special survey costs increased by $19.0 million, or 1,117.6% to $20.7 million for 2005 compared to $1.7 million for 2004. This increase is primarily due to the increase of our fleet and calendar days of our fleet, as described above, and also reflect the partial impact of the dry-dockings that were performed on the MV Lady and MV Marybelle during 2005.

General and Administrative Expenses

          General and administrative  expenses,  increased by $ 3.7 million,  or
127.6 %, to $ 6.6 million for 2005 compared to $2.9 million for 2004. This increase is primarily due to the increase in salary costs due to (i) the increase in the number of our shore based staff from 31 at the end of 2004 to 57 at the end of 2005, to (ii) the increase in the overall level of salaries and bonuses paid in 2005 as compared to 2004 and to (iii) the $0.9 million of compensation expenses recorded in connection with all stock-based employee compensation awards, which in 2004 it had only accrued for one quarter.

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

          The Company believes that based upon current levels of vessels' employment and cash flows from operations, it will have adequate liquidity to make required payments of principal and interest on the Company's debt and fund working capital requirements at least through to December 31st, 2007.

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

Operating Activities

          Net cash from operating activities decreased by $ 15.3 million, to $58.3 million during 2006, compared to net cash from operating activities of $73.6 million during 2005. This decrease is mainly attributable to payments for surveys and increased operating and administrative expenses. Net cash from operating activities increased by $41.6 million, to $73.6 million during 2005, compared to net cash from operating activities of $32.0 million during 2004 as a result of the enlargement of our fleet during 2005.

Investing Activities

          The net cash used in investing activities for 2006 amounted to $0.7 million, an increase of $417.0 million from 2005. Within 2006 no investing activity was performed with the exception of office, furniture and equipment as opposed to the cash paid for the acquisition of 16 vessels net of proceeds received from the disposal of four vessels during 2005. The net cash used for investing activities for 2005 amounted to $417.7 million, an increase of $391.5 million from 2004, primarily affected by the cash paid for the acquisition of 16 vessels net of proceeds received from the disposal of four vessels during 2005.

Financing Activities

          The net cash used in financing activities was $29.9 million during 2006, compared to net cash from financing activities of $337.7 million during 2005, a decrease of $367.6 million. This decrease was attributed to a $45.4 million decrease in our long term debt as a result of principal repayments and a decrease in restricted cash of 15.3 million. The net cash from financing activities was $337.7 million during 2005, compared to net cash from financing activities of $55.1 million during 2004, an increase of $282.6 million. This increase was primarily attributed to: (i) an increase of $245.4 million in our net long term debt partially offset by an increase in restricted cash of $26.2 million and (ii) net proceeds from issuance of common stock of $116.5 million compared to $51.5 million of such proceeds in 2004.

Summary of Contractual Obligations

          The following table sets forth our contractual obligations and their maturity dates as of December 31, 2006:

                                                       Payments due by period

                          Total          2007            2008         2009          2010           2011 &
                                                                                                 Thereafter
                                                 Amounts in thousands of U.S Dollars

Long-term debt(1)          219,122           32,826        32,374      27,112          22,531         104,279
Interest Expenses(2)        66,057           13,137        11,435       9,918           8,308          23,259
Rental Payments(3)           4,885              458           477         497             518           2,935

(1) As of December 31, 2006, we have outstanding four bank loans concluded in order to partially finance the acquisition cost of our vessels with varying maturities through May 2015.

(2) Our credit facilities bear interest at LIBOR plus a margin. The average interest rate (including the margin) at December 31, 2006 was 6.25%. For years 2007 and going forward a constant rate of 5.36% (LIBOR as of June
     2007) plus the applicable margin has been used, for purposes of presentation of contractual obligations in the above table.

(3) In 2005, Maryville entered into a lease agreement which was amended in February 2006 and further amended in March 2007, for the rental of new office premises with an unrelated party. Based on the amended lease agreement, the term of the lease has been extended through February 9, 2015. The monthly rental payment is approximately $32,000 (Euro 27,000), adjusted annually for inflation increase plus an annual increase of 1.5% until February 2009. The monthly rental payment amount after February 2009 will be renegotiated.

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

Impairment of Long-Lived Assets

          We evaluate the carrying amounts (primarily for vessels and related drydock and special survey costs) and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. If our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value plus any unamortized drydocking and special survey costs, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis. Furthermore, in the period a long lived asset meets the "held for sale" criteria of SFAS No.144, a loss is recognized for any initial adjustment of the long lived asset's carrying amount to fair value less cost to sell. As vessel values are volatile, the actual fair market value of a vessel may differ significantly from estimated fair market values within a short period of time.

Vessels' Depreciation

          We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. Depreciation begins when the vessel is ready for its intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value (vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. We estimate the useful life of our vessels to be 28 years from the date of initial delivery from the shipyard and the residual value of our vessels to be $120 per light weight. A decrease in the useful life of a dry bulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

Accounting for Dry-docking and Special Survey Costs

          Our vessels are required to pass drydock and special survey periodically for major repairs and maintenance that cannot be performed while the vessels are operating. As of December 31, 2005, dry-docking and special survey costs were deferred and amortized on a straight-line basis over a period of 2.5 years and 5 years, respectively which approximated the next dry-docking and special survey due dates. Within 2006 and following management's reassessment of the service lives of these costs, the amortization period of the deferred special survey costs was changed from 5 years to the earliest between the date of the next dry-docking and 2.5 years for all surveys. The effect of this change in accounting estimate, which does not require retrospective adoption as per SFAS 154 "Accounting Changes and Error Corrections", was to decrease net income and basic and diluted earnings per share for the year ended December 31, 2006 by $655,000 and $0.03 per share, respectively.

          Unamortized dry-docking and special survey costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale. Costs capitalized as part of the drydocking and special survey include actual costs incurred at the yard and parts used in the drydocking. We believe that these criteria are consistent with industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

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

          Voyage expenses, primarily consisting of port, canal and bunker expenses net of gains or losses from the sales of bunkers to time charterers, that are unique to a particular charter are paid for by the charterer under the time charter arrangements or by us under voyage charter arrangements, except for commissions, which are always paid for by us regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as our revenues are earned.

Derivatives

          We are exposed to the impact of interest rate changes. Our objective is to manage the impact of interest rate changes on earnings and cash flows of our borrowings. We use interest rate swaps to manage net exposure to interest rate changes related to our borrowings and to lower our overall borrowing costs. Such swap agreements, designated as "economic hedges" are recorded at fair value in accordance with the provisions of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" (as amended) which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met.

          During 2006 we concluded an interest rate collar agreement and an interest rate swap agreement in order to partially hedge the exposure of interest rate fluctuations associated with our variable rate borrowings. These agreements do not meet hedge accounting criteria and the change in their fair value is recognized through earnings.

Recent Developments

         Restricted Stock Grants
         -----------------------

          On January 15, 2007 the Company's Board of Directors approved the proposal effected by the Compensation Committee with respect to the incentive program discussed under "Compensation"-"Stock Option Plan" below, to grant the total annual bonus for 2006 amounting to $0.7 million in cash, plus an additional 25% (approximately $0.2 million) in the form of restricted stock. As of December 31, 2006, the amount of $ 0.7 million cash bonus was accrued by the Company and is included in General and Administrative in the accompanying 2006 consolidated statement of income, while the granted restricted stock will be recognized as expense over the vesting period based on the fair value on the grant date. Half of those shares will be vested on January 1, 2008 and the remaining half on January 1, 2009.

         Management Termination Agreement
         --------------------------------

          On March 2, 2007 Excel Management Ltd., an affiliated company, informed the Company of its intention to consummate the transaction regarding the Management Termination agreement described in "Related Party Transactions" below. On June 19, 2007 the Company received payment in an amount of $2.0 million upon issuance of 298,403 shares.


         Oceanaut
         --------

         On March 6, 2007 Oceanaut, see "Corporate Structure" above, completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. In this respect, 18,750,000 units ("Units") were sold at a price of $8.00 per Unit, raising gross proceeds of $150.0 million. Prior to the closing of the initial public offering, Oceanaut consummated a private placement of 1,125,000 units at $8.00 per unit price and 2,000,000 warrants at $1.00 per warrant to the Company, raising gross proceeds of $11.0 million. Each unit issued in the initial public offering and the private placement consists of one share of Oceanaut's common stock and one warrant to purchase one share of common stock.

          The initial public offering and the private placement generated gross proceeds in an aggregate of $161.0 million intended to be used to complete a business combination with a target business that has not been defined yet. Therefore, an amount of approximately 95% of the gross proceeds, after payment of certain amounts to the underwriters, is held in a trust account until the earlier of (i) the consummation of a Business Combination or (ii) the distribution of the trust account under Oceanaut's liquidation procedure. The remaining proceeds including also 500,000 units and 2,000,000 warrants (sold to the Company during the private placement which do not have any rights to liquidation distribution and amounts to $6.0 million) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses, as well as claims raised by any third party.

          In addition, in the event of a dissolution and liquidation of Oceanaut, the Company will cover any short fall in the trust account resulted by any claims of various vendors, prospective target businesses or other entities for services rendered or products sold to Oceanaut if such vendor or prospective target business or other third party does not execute a valid and enforceable waiver of any rights or claims to the trust account.

          Following the initial public offering and the private placement, the Company owns approximately 18.9% of the issued and outstanding shares of Oceanaut, while a percentage of 4.8% is held by certain of the Company's officers and directors.

          Certain officers and directors of the Company serve also as officers and directors of Oceanaut.

         Dividend Policy Initiation
         --------------------------

          On March 7, 2007 the Company's Board of Directors approved the implementation of a dividend policy, paid quarterly, commencing in the second quarter of 2007.

         Vessel Sale
         -----------

          On April 27, 2007 the Company's Board of Directors approved the sale of vessel Goldmar for $15.85 million net of commissions to an affiliated company as per the Memorandum of Agreement dated April 26, 2007. The vessel was delivered to her new owners on May 10, 2007 and the gain based on the carrying value at the time of delivery amounted to approximately $6.2 million..

         Dividends' Declaration
         ----------------------

          On May 22, 2007 the Company declared a quarterly dividend of $0.20 per share for the first quarter 2007 payable on June 15th 2007 to shareholders of record on June 1st 2007.

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

Name                           Age        Position
----                           ---        --------
Gabriel Panayotides            52         Chairman and Director
Christopher Georgakis          43         President, Chief Executive Officer and Director
George Agadakis                54         Vice President, Chief Operating Officer and Director
Eleftherios Papatrifon         37         Chief Financial Officer
Frithjof Platou                70         Independent Non - Executive Director
Evangelos Macris               56         Independent Non - Executive Director
Apostolos Kontoyannis          58         Independent Non - Executive Director
Trevor J. Williams             65         Independent Non - Executive Director
Georgina E. Sousa              58         Secretary (replaced from January 26, 2007 by Deborah L. Paterson)


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

Christopher J Georgakis was appointed President and Chief Executive Officer of the Company on November 1, 2004. Mr. Georgakis succeeded Mr. Gabriel Panayotides, who remains the Company's Chairman of the Board. Mr. Georgakis has two decades of shipping experience, with a concentration on dry bulk shipping and joined Excel Maritime following 6 years with privately owned London-based
Sea Challenger Maritime Ltd., a subsidiary of Belmont Shipping Ltd. Mr. Georgakis holds a B.Sc. in Business Administration, magna cum laude, from United States International University.

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

Trevor Williams is a Chartered Accountant and prior to founding Consolidated Services Limited in 1985, a Bermuda-based firm providing management services to the shipping industry, was the Director of Finance for Mundogas S.A. a company engaged in the transportation of LPG. Prior to that he worked for Mobil Oil Corporation .He is a Director of a number of private companies engaged in the Shipping Industry and is a Director of B+H Ocean Carriers Ltd a public company. Mr Williams has been a Director of the Company since November 1988.

Georgina Sousa has been Secretary of the Company since February 1998. She joined the Bermuda law firm of Cos & Wilkinson in 1982 as Senior Company Secretary and served in that capacity until 1993 when she joined Consolidated Services Limited as Manager of Corporate Administration, a position she currently holds. From 1976 to 1982, Mrs. Sousa was employed as Company Secretary by the Bermuda law firm of Appleby, Spurling & Kemp. She acts as Company Secretary of several private companies and of Chemgas Ltd. and Resource Financing and Investment Ltd. Mrs. Sousa ceased being Secretary of the Company with effect from January 26, 2007.

Deborah L. Paterson was born in 1962 and was appointed Secretary of the Company effective January 26, 2007. She joined Clipper Oil Company Limited, Bermuda, as Company Secretary and served in that capacity until 1986 when she joined Consolidated Services Limited as a Corporate Manager to a number of companies in the shipping industry. Mrs Paterson acts as Company Secretary to many private Companies and to B+H Ocean Carrier Ltd. a public company. She was appointed a director of Consolidated Services Limited in 1998.

          No family relationships exist among any of the Executive Officers and Directors.

B. Compensation

          For the years ended December 31, 2005 and 2006, we paid aggregate Directors fees and secretarial fees of $0.075 million and $0.2 million, respectively. The aggregate compensation to the executive officers for the years ended December 31, 2005 and 2006 was $1.4 million and $2.1 million, respectively, inclusive of annual bonuses as approved by the Compensation Committee. We have consulting agreements with companies affiliated with certain officers and directors of our company in order to compensate them for services rendered outside Greece. The agreements are of indefinite time. We do not have a retirement plan for our executive officers or directors.

Stock Option Plan
-----------------

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

          Under the terms of the Plan, all stock options granted vest on the third anniversary of the date upon which the option was granted. The options expire on the fifth anniversary of the date upon which the option was granted. The exercise price of the options is the closing price of the Company's common stock at the grant date, less a discount of 15%. The weighted average grant-date fair value of options granted during the year was $27.91. The weighted-average remaining contractual life of options outstanding at December 31, 2006 is 2.76 years.

Incentives program
------------------

          In December 2006, the Company's Board of Directors, based on a proposal effected by the Compensation Committee, approved an incentives program providing for an annual bonus to the Company's executive officers and the chairman of the Board in the form of cash, restricted stock award and stock options. In particular, the annual bonus will amount to 2% of the Company's annual net profits and will be distributed as follows: 50% in cash, 25% in restricted stock awards vested over a period of two years, of which 50% will be vested on the 1st anniversary and the remaining 50% on the 2nd anniversary of the date the stock grant was awarded and 25% in stock options granted over a period of two years, of which 50% will be exercisable on the 1st anniversary and the remaining 50% on the 2nd anniversary of the date the options were granted. The stock options must be exercised within a period of two years from the date they become effective otherwise they will expire. The stock options will be priced at the closing market price on the day they are granted less 20% discount.

          On January 15, 2007 the Company's Board of Directors approved the proposal effected by the Compensation Committee, in relation to the incentive program discussed above, to grant the total annual bonus for 2006 amounting to $
0.7 million in cash, plus an additional 25% (approximately $0.2 million) in the form of restricted stock. The granted restricted stock will be recognized as expense over the vesting period based on their fair value on the grant date. Half of those shares will be vested on January 1, 2008 and the remaining half on January 1, 2009.

C. Board Practices

          All directors serve until the annual meeting of Shareholders in 2007 and the due nomination, election and qualification of their successors.

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

Committees of the Board
-----------------------

          The Board has established an Audit Committee, a Compensation Committee and a Nomination Committee.

Audit Committee
---------------

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

Compensation Committee
----------------------

          The members of the Compensation Committee are Messrs. Frithjof Platou, Apostolos Kontoyannis, and Evangelos Macris, each of whom is an independent Director. Mr Platou is Chairman of the Committee. The Compensation Committee is appointed by the Board.

Nomination and Corporate Governance Committee
---------------------------------------------

          The members of the Nomination Committee are Messrs Evangelos Macris, Apostolos Kontoyannis and Trevor Williams. Mr Macris is Chairman of the Committee. The Nomination Committee is appointed by the Board.

D. Employees

          As of December 31, 2006, we employed 501 employees, consisting of 70 shore-based personnel based in Athens, Greece, and 431 seagoing employees. Our shore-based employees are covered by industry-wide collective bargaining agreements that set basic standards of employment.

E. Share Ownership

          The common shares beneficially owned by our directors and senior managers are disclosed in "Item 7. Major Shareholders and Related Party Transactions" below.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

          The following table sets forth, as of May 30, 2007, certain information regarding the ownership of the Company's outstanding common securities by each person known by the Company to own more than 5% of such securities and all the Directors and senior management as a group.

                               Number and percentage     Number and percentage
                                    of Class A                of Class B
                                Common Shares owned      Common Shares owned
                                -------------------      -------------------
Name of Shareholder
Argon S.A. (1)                     5,032,520 (25.6%)                 -
Boston Industries S.A. (2)                 *                    55,676 (41.14%)

Officers & Directors
Gabriel Panayotides (3)                    -                    20,380 (15.06%)-
Christopher Georgakis (4)                  *

George Agadakis                            -                    625 (0.46%)
All Officers & Directors                   -                    21,005 (15.52%)

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

          (2) Boston Industries S.A. is controlled by Ms. Mary Panayotides, the spouse of the Company's Chairman. Mr. Panayotides has no power of voting or disposition of these shares and disclaims beneficial ownership of these shares. The shares owned by Boston Industries S.A. represent approximately 39.5% of the total votes represented by all of our shares (both Class A and Class B common shares) outstanding as of December 31, 2006.

          (3) On February 9, 2006, the Company's Board of Directors granted the Chairman of the Board 20,380 Class A or Class B shares at his option. On July 28, 2006, the Chairman declared to receive all 20,380 shares in the form of Class B common stock and the Company issued the shares amounting to approximately $0.2 million.

          (4) Mr. Georgakis, the Company's CEO, has the option to purchase 100,000 A Class shares of our Common Stock as part of his compensation package after he has been employed with the Company for three full years, i.e. after November 1st, 2007. The exercise price under this option is the closing price on October 4, 2004, less a discount of 15%.

Related party transactions
--------------------------

          Historically, our fleet has been managed by Excel Management Ltd., or Excel Management, an affiliated company controlled by our Chairman of the Board of Directors, under a five-year management agreement. Under this agreement, we paid Excel Management a monthly management fee of $15,000 for each of our vessels and an annual fee for general corporate and clerical management services of $60,000. The agreement provided that both of these fees would increase annually by five percent. Excel Management had sub-contracted Maryville Maritime Inc to perform some of these management services. Maryville became a wholly-owned subsidiary of ours on March 31, 2001.

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

          In connection with our agreement to issue the 205,442 shares of our Class A common stock and the anti-dilution issuances described above, Excel Management has agreed to make a one time cash payment to us in an amount equal to $2.0 million upon delivery of such shares. We will not receive any cash payment or other future consideration in receipt of shares of Class A common stock issued to Excel Management in connection with any anti-dilution issuances. On March 2, 2005 the fair value of the 205,442 Class A common shares to be issued under the termination agreement and the fair value of the anti-dilution provisions totalled $7.0 million.

          On March 4, 2005, we also entered into a one-year brokering agreement with Excel Management. Under this brokering agreement, Excel Management will, pursuant to our instructions, act as our broker with respect to, among other matters, the employment of our vessels. For its chartering services under the brokering agreement, Excel Management will receive a commission fee equal to 1.25% of the hire/freight/earnings of our vessels. This agreement extends automatically for successive one-year terms at the end of its initial term. It may be terminated by either party upon twelve months prior written notice. On March 2, 2007 Excel Management infomed us of its intention to consummate the transaction regarding the Management Termination Agreement and we initiated the process of issuing the shares. On June 19, 2007 we received payment in an amount of $2.0 million upon issuance of 298.403 shares.

          Our wholly owned subsidiary Maryville provides shipping services to three related ship-owning companies at a fixed monthly fee per vessel. Such companies are affiliated with the Chairman of our Board of Directors and the revenues earned for the years ended December 31, 2004, 2005 and 2006 totalled $637,000, $522,000 and $558,000, respectively.

C. Interest of Experts and Counsel

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

          See Item 18.

Legal Proceedings
-----------------

None.

Dividends policy
----------------


Following a decision of our Board of Directors on March 7, 2007, we commenced a dividend policy beginning with the first quarter 2007. In this respect, on May 21, 2007 the Board of Directors approved the distribution of a quarterly fixed dividend of $0.20 per common share. The Board of Directors retains the authority to alter the dividend policy at its discretion.

B. Significant changes

No significant change occurred except for those mentioned in item 5.


ITEM 9 - THE OFFER AND LISTING

          Our Class A common stock trades since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol "EXM". Prior to that date our Class A common stock was trading on the American Stock Exchange (AMEX) under the same symbol.

          The high and low closing prices for the Class A common shares, by year, in 2002, 2003, 2004, 2005 and 2006 were as follows:


For The Year Ended    AMEX /NYSE Low (US$)        AMEX /NYSE High (US$)
------------------    --------------------        ---------------------
December 31, 2002          1.02                            3.50
December 31, 2003          0.90                            6.80
December 31, 2004          4.03                           59.25
December 31, 2005         11.30                           28.47
December 31, 2006          7.66                           14.61

The high and low closing prices for the Class A common shares, by quarter, in 2005 and 2006 were as follows:

For The Quarter Ended      AMEX /NYSE Low (US$)       AMEX /NYSE High (US$)
---------------------      --------------------       ---------------------
March 31, 2005                    17.55                      28.47
June 30, 2005                     13.58                      18.14
September 30, 2005                12.10                      16.23
December 31, 2005                 11.30                      16.65
March 31, 2006                     9.78                      12.34
June 30, 2006                      7.66                      10.35
September 30, 2006                 8.99                      12.40
December 31, 2006                 11.48                      14.61

          The high and low closing prices for the Class A common shares, by month, over the six months ended December 31, 2006 were as follows:

For The Six Months
------------------

Ended                    AMEX /NYSE Low (US$)              AMEX /NYSE High (US$)
-----                    --------------------              ---------------------

July 2006                         8.99                             10.76
August 2006                       9.49                             11.87
September 2006                   11.52                             12.40
October 2006                     11.48                             13.33
November 2006                    13.26                             13.94
December 2006                    13.70                             14.61

          On March 17, 2005, we completed an offering of 5,899,000 shares of our Class A common stock at $21 per share. The net proceeds to us were $116.7 million, which we have used primarily for the acquisition of additional dry bulk vessels for our fleet.

          On December 29, 2006, the closing price of the Class A common shares as quoted on the NYSE was $14.61. At that date, there were 19,595,153 Class A and 135,326 Class B shares of common stock issued and outstanding.


ITEM 10 - ADDITIONAL INFORMATION

A. Share Capital

Not applicable

B. Memorandum and articles of association

Articles of Incorporation
-------------------------

          The Company's Amended and Restated Articles of Incorporation provide that the Company is to engage in any lawful act or activity for which companies may now or hereafter be organised under the Liberian Business Corporation Act, as specifically but not exclusively outlined in Article THIRD of the Company's Articles of Incorporation.

Directors
---------

          The Board of Directors of the Company consists of seven (7) directors and it is unclassified. According to the amended Article SIXTH (2)(i) of the Company's Articles of Incorporation, the Board shall consist of such number of directors, not less than three (3) and no more than nine (9), as shall be determined from time to time by the Board of Directors as provided in the By-Laws or by vote of the Shareholders. The Board may create classes of Directors any time it deems such an act appropriate, amend the Bylaws to implement the same and any vacancies created by such action may be filled by way of a majority vote of the then incumbent directors until the next succeeding Annual General Meeting of the Company's Shareholders. Shareholders may change the number of directors or the quorum requirements for meeting of the Board of Directors by the affirmative vote of the holders of Common Shares representing at least two thirds of the total number of votes which may be cast at any meeting of shareholders, as calculated pursuant to Article FIFTH of the Company entitled to vote thereon. At each Annual General Meeting of the Shareholders of the Corporation, the successors of the directors shall be elected to hold office for a term expiring as of the next succeeding Annual General Meeting.

          The Company has both Class A Shares and Class B shares. The holders of the Class A Shares are entitled to one vote per share on each matter requiring the approval of the holders of Common Shares of the Company, whether pursuant to the Articles of Incorporation of the Company, its Bylaws, the Liberian Business Corporation Act or otherwise. The holders of Class B shares are entitled to one thousand votes per Class B share on each matter requiring approval of the holders of the Common Shares of the Company. The Board of Directors shall have the fullest authority permitted by law to provide by resolution for any voting powers, designations, preferences and relative, participating, optional or other rights of and any qualifications, limitations or restrictions on the preferred stock of the Company subject to shareholders' prior approval.

Shareholders meetings
---------------------

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

C. Material Contracts

     Agreements with Oceanaut
     ------------------------

            For the purposes of Oceanaut's IPO, see "Recent Developments" above, we entered into the following agreements, which can be found in their entirety as attachments to Oceanaut's F-1, as described in the references below:

          o Registration Rights Agreement between Oceanaut, Inc. and the Investors listed therein, with reference to exhibit 4.8;

          o Insider Unit and Warrant Purchase Agreement between the Company and Oceanaut, Inc., with reference to exhibit 4.9;

          o Insider Letter from the Company to Oceanaut, Inc., with reference to exhibit 4.10;

          o Right of First Refusal between the Company and Oceanaut, Inc., with reference to exhibit 4.11;

     Loan Agreements and Derivative Contracts
     ----------------------------------------

          As of December 31, 2006 we had long term debt obligations under four credit facilities. In relation to two out of the four loans, in July 2006 and November 2006 we concluded an interest rate collar agreement, for a period of two years through July 2008 for a fixed notional amount of $75.0 million and an interest rate swap, for a period of nine years through July 2015 for an amortizing notional amount of $40.0 million, respectively.

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

E. Taxation

Tax Considerations
------------------

Liberian Tax Considerations
---------------------------

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

United States Federal Income Tax Considerations
-----------------------------------------------

          The following discussion of United States federal income tax is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. In addition, the discussion is based, in part, on the description of our business as described in "Business" above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. We have not maintained, and do not intend to maintain, an office or other fixed place of business in the United States. Reference in the following discussion to "we" and "us" are to Excel Maritime Carriers, Ltd. and its subsidiaries on a consolidated basis.

United States Federal Income Taxation Of Our Company
----------------------------------------------------

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

          Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We did not engage in transportation that produces income which is considered to be 100% from sources within the United States.

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

          Liberia, the jurisdiction where we and certain of our ship-owning subsidiaries are incorporated, has been formally recognized by the Internal Revenue Service, or the IRS, as a foreign country that grants an "equivalent exemption" to United States corporations based on a Diplomatic Exchange of Notes entered into with the United States in 1988. It is not clear whether the IRS will still recognize Liberia as an "equivalent exemption" jurisdiction as a result of the New Act, which on its face does not grant the requisite equivalent exemption to United States corporations. If the IRS does not so recognize Liberia as an "equivalent exemption" jurisdiction, we and our subsidiaries will not qualify for exemption under Code section 883 and would not have so qualified for 2002 and subsequent years. Assuming, however, that the New Act does not nullify the effectiveness of the Diplomatic Exchange of Notes, the IRS will continue to recognize Liberia as an equivalent exemption jurisdiction and we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. Because our Class A common shares are publicly traded, it is difficult to establish that the 50% Ownership Test is satisfied.

          Treasury regulations under Code section 883 were promulgated by the IRS, in final form in August 2003. These regulations became effective for calendar year tax payers, like us, beginning with the calendar year 2005.

         These regulations provide, in pertinent part, that stock of a foreign corporation is considered to be "primarily traded" on an established securities market if the number of shares that are traded during any taxable year on that market exceeds the number of shares traded during that year on any other established securities market. Our Class A common shares are "primarily" traded on the New York Stock Exchange.

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

          Under the regulations, if we do not satisfy the Publicly-Traded Test and therefore are subject to the 50% Ownership Test, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders in order to qualify for the Code section 883 exemption. We do not satisfy these requirements. Beginning with calendar year 2005, when the final regulations became effective, we did not satisfy the Publicly-Traded Test and we do not satisfy the 50% Ownership Test. Therefore, we do not qualify for the section 883 exemption for 2006 calendar year and, based upon our current capital structure, do not anticipate qualifying for the section 883 exemption for any future taxable year.

         Section 887

          Since we do not qualify for exemption under section 883 of the Code for taxable years beginning on or after January 1, 2005, our U.S. source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as discussed below, is subject to a 4% tax imposed by section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income is treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income will never exceed 2% under the 4% gross basis tax regime. This tax was estimated to be $0.3 million and $0.4 million for the tax years 2005 and 2006, respectively and was recorded as an expense in the income statement for the years ended December 31, 2005 and 2006.

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

Information Reporting and Backup Withholding
--------------------------------------------

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

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk
---------------------

          All of the trading fleet's revenues are in U.S. dollars. Approximately 70% of the trading fleet's total expenses are paid in U.S. dollars, with the remaining 30% being paid mostly in Euros. The Company does not hedge its exposure to foreign currency fluctuation. For accounting purposes, expenses incurred in Euros are translated into U.S. dollars at the exchange rate prevailing on the date of each transaction.

Inflation Risk
--------------

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

Interest Rate Risk
------------------

          The shipping industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings.

          Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the current year by approximately $2.4 million based upon our debt level during 2006.


          The following table sets forth the sensitivity of our long term debt in U.S. dollars to a 100 basis points increase in LIBOR during the next five years on the same basis taking into consideration the interest rate collar agreement described under "Material Contracts".

Net difference in Earnings and Cash Flows (in $ millions):


            Year                             Amount
            ------                           ------
            2007                              1.9
            2008                              1.6
            2009                              1.4
            2010                              1.2
            2011                              0.9

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

                                     PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15T - CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.

          Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report (as of December 31, 2006). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

(b) Management's annual report on internal control over Financial Reporting

          Our  management  is  responsible  for   establishing  and  maintaining
adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Securities Exchange Act of 1934.

Our internal control system was designed, pursuant to Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934, by or under the supervision of the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

          Our management with the participation of our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2006. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2006.

          This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

(c) Changes in internal control over financial reporting

          There have been no changes in internal controls over financial reporting that occurred during the year covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

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

Item 16C.  Principal Accountant Fees and Related ServicesAudit Fees

            Our principal Accountants for the years ended December 31, 2005 and 2006 were Ernst & Young (Hellas), Certified Auditors Accountants S.A. For the audit of the years ended December 31, 2005 and 2006 they billed us Euro 188,090 and Euro 231,000, respectively.

Audit-Related Fees and Tax Fees

          There were no tax, audit-related, or other fees billed in 2005 and 2006.

All Other Fees

          None

Item 16D.  Exemptions from the listing standards for Audit committees

          Not applicable.

Item 16E.  Purchases of Equity Securities by Issuer and Affiliated purchasers

          None.

                                    PART III

ITEM 17 - FINANCIAL STATEMENTS

          See Item 18

ITEM 18 - FINANCIAL STATEMENTS

The following financial statements, together with the report of Ernst & Young (Hellas) Certified Auditors Accountants S.A. thereon, are filed listed below are set forth on pages F-1 through F-23 and are filed as a part of this annual report.

ITEM 19 -EXHIBITS

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

2.1  Specimen Class A Common Stock Certificate, incorporated by reference to
     Exhibit 4.2 of the Registration Statement.

2.2 Specimen Class B Common Stock Certificate, incorporated by reference to the Company's Form 20-F filed on June 29, 2006.

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

4.8 Registration Rights Agreement between Oceanaut, Inc. and the Investors listed therein, incorporated by reference to Exhibit 10.7 to Oceanaut, Inc.'s Form F-1 (Registration Statement 333-140646) filed on February 13, 2007.

4.9 Insider Unit and Warrant Purchase Agreement between the Company and Oceanaut, Inc., incorporated by reference to Exhibit 10.8 to Oceanaut, Inc.'s Form F-1 (Registration Statement 333-140646) filed on February 13, 2007.

4.10 Insider Letter from the Company to Oceanaut, Inc., incorporated by reference to Exhibit 10.2 to Oceanaut, Inc.'s Form F1/A (Registration Statement 333-140646) filed on February 28, 2007.

4.11 Right of First Refusal between the Company and Oceanaut, Inc. dated February 28, 2007, incorporated by reference to Exhibit 10.15 to Oceanaut, Inc.'s Form F1/A (Registration Statement 333-140646) filed on February 28, 2007.

8.1  Subsidiaries of the Company.

11.1 Code of Ethics, incorporated by reference to the Company's Form 20-F filed on June 29, 2005.

12.1 Certificate of Chief Executive pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

12.2 Certificate of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

13.1 Certificate of Chief Executive pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1 Consent of Independent Registered Public Accounting Firm.

                          EXCEL MARITIME CARRIERS LTD.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                       Page
                                                                       ----
Report of Independent Registered Public Accounting Firm                 F-2

Consolidated Balance Sheets as of December 31, 2005 and 2006            F-3

Consolidated Statements of Income for the
  years ended December 31, 2004, 2005 and 2006                          F-4

Consolidated Statements of Stockholders' Equity
  for the years ended December 31, 2004, 2005 and 2006                  F-5

Consolidated Statements of Cash Flows for the
  years ended December 31, 2004, 2005 and 2006                          F-7

Notes to Consolidated Financial Statements                              F-8

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Stockholders and Board of Directors of EXCEL MARITIME CARRIERS LTD.

We have audited the accompanying consolidated balance sheets of Excel Maritime Carriers Ltd. (the "Company"), as of December 31, 2005 and 2006 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Excel Maritime Carriers Ltd. at December 31, 2005 and 2006 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.


/s/  Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
April 25, 2007


EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005 AND 2006
(Expressed in thousands of U.S. Dollars - except for share and per share data)

ASSETS                                                     2005                2006
------                                                -------------    ----------------
CURRENT ASSETS:
      Cash and cash equivalents                             58,492              86,289
      Restricted cash                                        7,988               4,534
      Accounts receivable trade, net                         1,185                 967
      Accounts receivable, other                               799               1,679
      Due from related parties (Note 3)                        255                   -
      Inventories (Note 4)                                   1,094               1,066
      Prepayments and advances                                 734               1,253
                                                      -------------    ----------------
            Total current assets                            70,547              95,788
                                                      -------------    ----------------

FIXED ASSETS:

      Vessels, net (Note 5)                                465,668             437,418
      Office furniture and equipment, net                      524                 983
                                                      -------------    ----------------
            Total fixed assets, net                        466,192             438,401
                                                      -------------    ----------------

OTHER NON CURRENT ASSETS:
      Goodwill                                                 400                 400
      Deferred charges, net (Note 6)                         1,604               4,296
      Restricted cash                                       22,282              10,466

                                                      -------------    ----------------
            Total assets                                   561,025             549,351
                                                      =============    ================


EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005 AND 2006
(Expressed in thousands of U.S. Dollars - except for share and per share data)

                                                         2005                2006
                                                      -------------    ----------------

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

CURRENT LIABILITIES:
      Current portion of long-term debt, net of
          unamortized deferred financing fees (Note 7)      46,890              32,452
      Accounts payable                                       3,307               3,096
      Due to related parties (Note 3)                            -                  82
      Deferred revenue                                       1,893               1,892
      Accrued liabilities                                    5,020               5,363
      Financial Instruments (Note 8)                             -                 834
                                                      -------------    ----------------
            Total current liabilities                       57,110              43,719
                                                      -------------    ----------------

LONG-TERM DEBT, net of current portion and net
of unamortized deferred financing fees (Note 7)            215,926             185,467
                                                      -------------    ----------------

COMMITMENTS AND CONTINGENCIES (Note 11)                          -                   -
                                                      -------------    ----------------

MINORITY INTEREST                                                -                   4
                                                      -------------    ----------------

STOCKHOLDERS' EQUITY:
      Preferred stock, $0.1 par value:
        5,000,000 shares authorized, none issued                -                     -
      Common Stock, $0.01 par value; 49,000,000
        Class A shares and 1,000,000
        Class B shares authorized; 19,595,153
        Class A shares and 114,946 Class B
        shares, issued and outstanding at
        December 31, 2005; 19,595,153 Class A
        shares and 135,326 Class B shares,
        issued and outstanding at
        December 31, 2006 (Note 9)                             197                 197
      Additional paid-in capital (Note 9)                  181,265             182,410
      Shares to be issued ( 298,403 Class A
        shares)(Note 3)                                      6,853               6,853
      Accumulated Other Comprehensive Loss                       -                (79)
      Due from a related party (Note 3)                    (2,024)             (2,024)
      Retained earnings                                    101,887             132,993
                                                     -------------    ----------------
                                                           288,178             320,350
      Less: Treasury stock (78,650 Class A shares
            and 588 Class B shares) at
            December 31, 2005
            and December 31, 2006                            (189)               (189)
                                                     -------------    ----------------
          Total stockholders' equity                       287,989             320,161
                                                       -----------    ----------------
          Total liabilities and stockholders' equity       561,025             549,351
                                                     =============    ================

The accompanying notes are an integral part of these consolidated statements.



EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Expressed in thousands of U.S Dollars-except for share and per share data)


                                                            2004                  2005                 2006
                                                     -----------------     -----------------     ---------------
REVENUES:
Voyage revenues (Note 1)                                    51,966               118,082             123,551
Revenue from managing related party
   vessels (Note 3)                                            637                   522                 558
                                                     --------------     -----------------     ---------------
                                                            52,603               118,604             124,109
                                                     --------------     -----------------     ---------------

EXPENSES:
      Voyage expenses (Note 13)                              8,100                11,693               8,109
      Voyage expenses - related party
        (Notes 3 and 13)                                         -                 1,412               1,536
      Vessel operating expenses (Note 13)                    7,518                24,215              30,414
      Depreciation (Note 5)                                    980                20,092              28,453
      Amortization of deferred dry-docking
        and special survey costs (Note 6)                      733                   622               1,547
      Contract termination expense -  related
        party (Note 3)                                           -                 4,963                   -
      Management fees - related party (Note 3)                 270                     -                   -
      General and administrative expenses                    2,867                 6,520              10,049
                                                     --------------     -----------------     ---------------
                                                            20,468                69,517              80,108
                                                     --------------     -----------------     ---------------

GAIN ON SALE OF VESSELS (Note 5)                                 -                26,795                   -

      Operating income                                      32,135                75,882              44,001

OTHER INCOME (EXPENSES):
      Interest and finance costs (Notes 7, 8
        and 14)                                              (363)              (10,259)            (16,751)
      Interest income                                          302                 2,381               4,134
      Other, net                                              (24)                    66                 145
                                                     --------------     -----------------     ---------------
      Total other income (expenses), net                      (85)               (7,812)            (12,472)
                                                     --------------     -----------------     ---------------
Net income, before taxes                                    32,050                68,070              31,529
                                                     --------------     -----------------     ---------------

                                                     --------------     -----------------     ---------------
US Source Income taxes (Note 12)                                 -                 (311)               (426)
                                                     --------------     -----------------     ---------------

                                                     --------------     -----------------     ---------------
Net income, after taxes and before minority
        interest                                            32,050                67,759              31,103
                                                     ==============     =================     ===============
Minority Interest (Note 1)                                       -                     -                   3
                                                     --------------     -----------------     ---------------
Net income                                                  32,050                67,759              31,106
                                                     ==============     =================     ===============

Earnings per common   share, basic and diluted                2.75                  3.64                1.56
                                                     ==============     =================     ===============
Weighted average number of shares, basic and
        diluted                                         11,640,058            18,599,876          19,947,411
                                                     ==============     =================     ===============


The accompanying notes are an integral part of these consolidated statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Expressed in thousands of U.S Dollars-except for share and per share data)

                                                                              Common Stock
                                                                 ------------------------------------
                                               Comprehensive                         Par               Additional      Shares to be
                                                  Income           # of Shares     Value             Paid-in Capital     issued
                                             ---------------     ---------------  --------------   ------------------  -------------
BALANCE, December 31, 2003                                        11,611,099              116           12,087               -
- Net income                                      32,050                   -                -                -               -
- Issuance of common stock                                         2,200,000               22           54,978               -
- Expenses relating to the issuance                                        -                -          (3,549)               -
of common stock
- Stock based compensation expense                                         -                -              222               -
                                           --------------
Comprehensive income                              32,050
                                           ---------------     ---------------    -------------    -------------    ------------
BALANCE, December 31, 2004                                        13,811,099              138           63,738               -
- Net income                                      67,759                   -                -                -               -
- Issuance of common stock                                         5,899,000               59          123,820               -
- Expenses relating to the issuance
of common stock                                                            -                -          (7,375)               -
- Stock based compensation expense                                         -                -              948               -
                                           --------------
Comprehensive income                              67,759
                                           --------------
- Contract Termination                                                     -                -              134           6,853
- Due from a related party                                                 -                -                -               -
                                                              ---------------     ------------     ------------     -----------
BALANCE, December 31, 2005                                        19,710,099              197          181,265           6,853
- Net income                                      31,106                   -                -                -               -
- Issuance of common stock                                            20,380                -              225               -
- Stock-based compensation expense                                         -                -              920               -
- Other Comprehensive Income
   Unrecognized actuarial losses                    (79)
                                           --------------
Comprehensive Income                              31,027
                                           ==============     ---------------     ------------     ------------     -----------
BALANCE, December 31, 2006                                        19,730,479              197          182,410           6,853
                                                              ===============     ============     ============     ===========

                                        Accumulated Other   Due from                                                      Total
                                         Comprehensive      a related     Retained                         Treasury    Stockholders'
                                            Loss            party         Earnings          Total            Stock        Equity
                                        ---------------   -------------  ----------       ------------   -------------- ------------
 BALANCE, December 31, 2003                                         -         2,078           14,281         (189)          14,092
 - Net income                                                       -        32,050           32,050             -          32,050
 - Issuance of common stock                                         -             -           55,000             -          55,000
 - Expenses relating to the issuance                                -             -          (3,549)             -         (3,549)
   of common stock
 - Stock based compensation expense                                 -             -              222             -             222
 Comprehensive income
                                           ----------    -------------   -----------     ------------   -----------   ------------
 BALANCE, December 31, 2004                        -                -        34,128           98,004         (189)        (97,815)
 - Net income                                                       -        67,759           67,759             -          67,759
 - Issuance of common stock                                         -             -          123,879             -         123,879
 - Expenses relating to the issuance
 of common stock                                                    -             -          (7,375)             -         (7,375)
 - Stock based compensation expense                                 -             -              948             -             948
 Comprehensive income
 - Contract Termination                                             -             -            6,987             -           6,987
 - Due from a related party                                   (2,024)             -          (2,024)             -         (2,024)
                                           ----------    -------------   -----------    -------------   -----------     ----------
 BALANCE, December 31, 2005                        -          (2,024)       101,887          288,178         (189)         287,989
 - Net income                                      -                -        31,106           31,106             -          31,106
 - Issuance of common stock                        -                -             -              225             -             225
 - Stock-based compensation expense                -                -             -              920             -             920
 - Other Comprehensive Income
    Unrecognized actuarial losses               (79)                                            (79)                          (79)
 Comprehensive Income
                                           ----------    -------------   -----------     ------------   -----------   ------------
 BALANCE, December 31, 2006                     (79)          (2,024)       132,993          320,350         (189)         320,161
                                           ==========    =============   ===========     ============   ===========   ============

The accompanying notes are an integral part of these consolidated statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Expressed in thousands of U.S. Dollars)

                                                           2004                 2005                 2006
                                                       ---------------    ------------------   -----------------
 Cash Flows from Operating Activities:
      Net income                                            32,050                67,759              31,106
      Adjustments to reconcile net income to
      net cash provided by operating activities:
          Depreciation                                         980                20,092              28,453
          Amortization of deferred dry docking
            and special survey costs                           733                   622               1,547
          Amortization and write-off of deferred
            financing costs                                     39                   526                 487
          Gain on sale of vessels                                -              (26,795)                   -
          Contract termination expense                           -                 4,963                   -
          Stock-based compensation expense                     222                   948                 920
          Change in fair value of financial
          instruments                                            -                     -                 834
          Unrecognized actuarial losses                          -                     -                (79)
      Changes in operating assets and liabilities:
          Accounts receivable                              (1,546)                   221               (407)
          Inventories                                         (46)                 (536)                  28
          Prepayments and advances                           (821)                   228               (519)
          Accounts payable                                     328                 2,045               (129)
          Accrued liabilities                                  638                 3,420                 343
          Deferred revenue                                       -                 1,893                 (1)
      Payments for dry docking & special survey               (544)               (1,747)             (4,239)
                                                       ------------     -----------------      --------------
Net Cash provided by Operating Activities                   32,033                73,639              58,344
                                                       ------------     -----------------      --------------

Cash Flows from Investing Activities:
          Advances for vessels acquisition                (26,220)                     -                   -
          Additions to vessel cost                               -             (454,241)                   -
          Proceeds from sale of vessels                          -                37,022                   -
          Office, furniture & equipment                          -                 (524)               (662)
                                                       ------------     -----------------      --------------
Net cash used in Investing Activities                     (26,220)             (417,743)               (662)
                                                       ------------     -----------------      --------------

Cash Flows from Financing Activities:
          (Increase) decrease in restricted cash           (1,579)              (27,777)              15,270
          Proceeds from long-term debt                       7,750               282,415                   -
          Principal payments of long-term debt             (2,300)              (31,530)            (45,384)
          Minority interest                                      -                     -                   4
          Issuance of common stock,net of related
             issuance costs                                 51,451               116,504                 225
          Payment of financing costs                         (190)               (1,919)                   -
                                                       ------------     -----------------      --------------
Net cash provided by (used in) Financing Activities         55,132               337,693            (29,885)
                                                       ------------     -----------------      --------------
Net increase (decrease) in cash and cash equivalents        60,945               (6,411)              27,797
Cash and cash equivalents at beginning of year               3,958                64,903              58,492
                                                       ------------     -----------------      --------------
Cash and cash equivalents at end of the year                64,903                58,492              86,289
                                                       ============     =================      ==============

SUPPLEMENTAL CASH FLOW INFORMATION:
      Cash paid during the year for:
          Interest payments                                    242                 8,872              14,224
          US Source Income taxes                                 -                     -                 748
                                                       ============     =================      ==============

The accompanying notes are an integral part of these consolidated statements.

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

          Ship-owning companies with vessels in operation at December 31, 2006
          --------------------------------------------------------------------

                                                         Country of
          Company                                        incorporation      Date of incorporation        Vessel-owned
          --------                                       -------------      ---------------------        ------------
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

          Ship-owning companies with vessels sold during the year ended December 31, 2005
          -------------------------------------------------------------------------------

                                                         Country of
          Company                                        incorporation      Date of incorporation        Vessel-owned
          --------                                       -----------------  ---------------------        -------------
     18.  Becalm Shipping Co. Ltd. ("Becalm")            Cyprus             July 1998                    Fighting Lady
     19.  Tortola Shipping Co. Ltd. ("Tortola")          Cyprus             July 1998                    Lucky Lady
     20.  Storler Shipping Co. Ltd. ("Storler")          Cyprus             August 1998                  Petalis
     21.  Madlex Shipping Co. Ltd. ("Madlex")            Cyprus             January 1999                 Almar I
          Companies established to acquire vessels
                                                         Country of
          Company                                        incorporation      Date of incorporation
          -------                                        -------------      ---------------------
     22.  Magalie Investments Corp.("Magalie")           Liberia            March 2005                     -
     23.  Melba Management Ltd. ("Melba")                Liberia            April 2005                     -
     24.  Minta Holdings S.A. ("Minta")                  Liberia            April 2005                     -
     25.  Odell International Ltd. ("Odell")             Liberia            April 2005                     -
     26.  Naia Development Corp. ("Naia")                Liberia            April 2005                     -
          Other group companies
                                                         Country of
          Company                                        incorporation      Date of incorporation         Activity
          -------                                        -------------      ---------------------         --------
     27.  Maryville Maritime Inc. ("Maryville")          Liberia            August 1983                   Management company
     28.  Point Holdings Ltd. ("Point")                  Liberia            February 1998                 Holding company


     In addition, at December 31, 2006 the Company owns 75% of the outstanding common stock of Oceanaut Inc. ("Oceanaut"), a corporation in the development stage, organized on May 3, 2006 under the laws of the Republic of the Marshall Islands. Oceaunaut was formed to acquire, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry. The remaining 25% of Oceanaut is held by certain of the Company's officers and directors. Upon its incorporation, Oceanaut issued to its shareholders an aggregate of 4,687,500 shares of common stock and 3,000,000 warrants to purchase an aggregate of 3,000,000 shares of common stock at an exercise price of $7.00 per share for a consideration of $25.

     Effective  January 1, 2005 and  following the  termination  of an agreement with Excel Management Ltd, an affiliated corporation (Note 3), the operations of the vessels are directly managed by Maryville Maritime Inc. ("Maryville"), a wholly-owned subsidiary, which provides the vessels with a wide range of shipping management services, such as technical support and maintenance, supervision of new buildings, insurance consulting, chartering, financial and accounting services. The fees charged by Maryville for the management of the Company's fleet, are eliminated for consolidation purposes in the accompanying consolidated statements of income.

     Charterers individually accounting for more than 10% of the Company's voyage revenues during the years ended December 31, 2004, 2005 and 2006, are as follows:

Charterer                                 2004            2005            2006
------------------------------------- -------------    ------------   ----------
Malissa SCTT                              15%               -              -
Transfield Er Capeltd BV                  12%               -              -
Ncs North China Shipping Co Ltd BVI       10%               -              -
Daeyang Shipping Co Ltd.                   -               12%            15%

2.   Significant Accounting Policies:

     (a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include in each of the three years in the period ended December 31, 2006 the accounts and operating results of Excel Maritime Carriers Ltd. and its wholly-owned and majority-owned subsidiaries referred to in Note 1 above. All significant inter-company balances and transactions have been eliminated in consolidation. The Company consolidates all subsidiaries that are more than 50 percent owned.

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

     (c) Other Comprehensive Income: The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income", which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity. Comprehensive income at December 31, 2004 and 2005 equals net income while at December 31, 2006 comprehensive income is comprised of net income less unrecognized actuarial losses related to the adoption and implementation of SFAS 158 (Note 2(w)).

     (d) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of nonperformance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings.

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

     (h) Accounts Receivable Trade, net: The amount shown as accounts receivable-trade, net at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision for doubtful accounts at December 31, 2005 and 2006 was $274 and $253, respectively.

     (i) Insurance Claims: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company's fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the Company can make an estimate of the amount to be reimbursed following the insurance claim.

     (j) Inventories: Inventories consist of consumable bunkers, lubricants and victualling stores, which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

     (k) Office, Furniture and Equipment, net: Office, furniture and equipment, net are stated at cost less accumulated depreciation of $0 and $203 for 2005 and 2006, respectively. Depreciation is calculated on a straight line basis over the estimated useful life of the specific asset placed in service which range from three to seven years.

     (l) Vessels, net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage). Subsequent expenditures for major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise these amounts are charged to expense as incurred.

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

     (m) Prepaid/Deferred charter revenue: Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as prepaid charter revenue. When the opposite situation occurs, the difference is recorded as deferred revenue. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

     (n) Impairment of Long-Lived Assets: The Company uses SFAS 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in comparison with the fair value of the asset as provided by third parties for each of the Company's vessels. The Company regularly reviews its vessels for impairment on a vessel by vessel basis. Furthermore, in the period a long-lived asset meets the "held for sale" criteria of SFAS No. 144, a loss is recognized for any reduction of the long-lived asset's carrying amount to its fair value less cost to sell. No impairment loss was recorded in the years ended December 31, 2004, 2005 and 2006.

     (o) Accounting for Dry-Docking and Special Survey Costs: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are deferred and as of December 31, 2005 were amortized on a straight-line basis over a period of 2.5 years and 5 years, respectively which approximated the next dry-docking and special survey due dates. Within 2006 and following management's reassessment of the service lives of these costs, the amortization period of the deferred special survey costs was changed from 5 years to the earliest between the date of the next dry-docking and 2.5 years for all surveys. The effect of this change in accounitng estimate, which does not require retrospective adoption as per SFAS 154 "Accounting Changes and Error Corrections", was to decrease net income and basic and diluted earnings per share for the year ended December 31, 2006 by $655 and $0.03 per share, respectively.

          Unamortized dry-docking and special survey costs of vessels that are sold are written off at the time of the respective vessels' sale and are included in the calculation of the resulting gain or loss from such sale.

     (p) Financing Costs: Fees paid to lenders or required to be paid to third parties on the lender's behalf for obtaining loans or refinancing existing ones are recorded as deferred charges and classified as a contra to debt. Such fees are deferred and amortized to interest and finance costs over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced as debt extinguishment are expensed as interest and finance costs in the period the repayment or extinguishment is made.

     (q) Accounting for Revenues and Related Expenses: The Company generates its revenues from charterers for the charterhire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of each voyage or time charter. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo.

          Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as it is earned ratably over the duration of the period of each voyage charter.

          Deferred revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date. Voyage expenses, primarily consisting of port, canal and bunker expenses, net of gains or losses from the sales of bunkers to time charterers, that are unique to a particular charter, are paid for by the charterer under the time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company's revenues are earned.

     (r) Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred and are included in Vessel operating expenses in the accompanying consolidated statements of income.

     (s) Fair Value of Financial Instruments: Statement of Financial Accounting Standards "SFAS" No. 107, "Disclosures about Fair Value of Financial Instruments" requires the disclosure of fair values for all financial instruments, both on- and off- balance sheet, for which it is practicable to estimate fair values. The carrying amounts reflected in the accompanying consolidated balance sheets of temporary cash investments, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short maturity of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates. The fair value of the swap agreements discussed in Note 8 equates to the amount that would be paid by or received by the Company to cancel the swaps.

     (t) Derivatives: The Company is exposed to the impact of interest rate changes. The Company's objective is to manage the impact of interest rate changes on earnings and cash flows of its borrowings. The Company uses interest rate swaps to manage net exposure to interest rate changes related to its borrowings and to lower its overall borrowing costs. Such swap agreements, designated as "economic hedges" are recorded at fair value in accordance with the provisions of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" (as amended) which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met.

          During the year ended December 31, 2006 the Company concluded an interest rate collar agreement and an interest rate swap agreement in order to partially hedge the exposure of interest rate fluctuations associated with its variable rate borrowings (Note 8). These agreements do not meet hedge accounting criteria and the change in their fair value is recognized through earnings.

     (u) Goodwill: Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired. Goodwill is reviewed annually or more frequently if events or circumstances indicate possible impairment in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets". This statement requires that goodwill and other intangible assets with an indefinite life be amortized but instead tested for impairment at least annually. The Company has determined that there is no impairment of goodwill as of and for the years ended December 31, 2004, 2005 and 2006.

     (v) Pension and retirement benefit obligations: Administrative employees are covered by state-sponsored pension funds. Both employees and the Company are required to contribute a portion of the employees' gross salary to the fund. Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits and accordingly the Company has no such obligation. Employer's contributions for the years ended December 31, 2004, 2005 and 2006 amounted to $214, $391 and $583, respectively.

     (w) Staff leaving Indemnities- Administrative personnel: The Company's employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee's compensation, length of service and manner of termination (dismissed or retired). Employees who resign, or are dismissed with cause are not entitled to termination payments.

          In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans
          - an amendement of FASB Statements No. 87, 88, 106 and 132(R)". This statement requires balance sheet recognition of the overfunded or underfunded status of pension and postretirement benefit plans. Under SFAS No. 158, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized in Other Comprehensive Income, net of tax effects, until they are amortized as a component of net periodic benefit cost. In addition, the measurement date, the date at which plan assets and the benefit obligation are measured, is required to be the company's fiscal year end. SFAS No. 158 does not change the determination of net periodic benefit cost included in net income or the measurement issues associated with benefit plan accounting. The Company adopted SFAS No. 158 which is effective for fiscal years ending after December 15, 2006. The Company's liability on an actuarially determined basis, at December 31, 2005 and 2006 amounted to approximately $249 and $ 412, respectively, while, the amount recognized as Accumulated Other Comprehensive Loss at December 31, 2006, following adoption of SFAS No.158, amounts to $79.

     (x) Earnings per Common Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities during the years ended December 31, 2004, 2005 and 2006.

     (y) Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

     (z) Variable Interest Entities: In December 2003, the FASB issued Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (the "Interpretation"), which revised Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest's entity in its financial statements. The Company was required to adopt the provisions of FIN 46R for entities created prior to February 2003, in 2004. The adoption of FIN 46R did not have any impact on the Company's consolidated financial position, results of operations or cash flows.

     (aa) Stock-Based Compensation: In October 2004, the Company's Board of Directors approved a Stock Option Plan providing for granting of stock options to the Company's Chief Executive Officer. Prior to October 2004, the Company had not issued stock-based compensation to its employees.

          Prior to January 1, 2006 the Company accounted for employee stock-based compensation in accordance with the provisions of SFAS No. 123 using the fair value method wherein the fair value of such awards is determined on the grant date and recognized as compensation expense in the consolidated statements of income over the vesting period of the options. Generally, the approach in SFAS No. 123 is similar to the approach described in SFAS No. 123(R) effective January 1, 2006. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company adopted SFAS 123(R) effective January 1, 2006 using the modified prospective method which requires measurement of compensation cost for all stock based awards at fair value on date of grant and recognition of compensation over the service period for awards expected to vest. The adoption of SFAS No. 123(R) did not have an impact on the Company's results of operations, financial position or cash flows since the previously applied option valuation method (Black-Scholes-Merton formula) is acceptable under SFAS No. 123(R).

     (bb) Accounting Changes and Error Corrections: In May 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections" (SFAS No. 154). SFAS No. 154 is a replacement of APB Opinion No. 20, "Accounting Changes" (APB 20) and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements" (SFAS No. 3). SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a voluntary change in accounting principle unless impracticable to do so. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. APB 20 previously required that such a change be reported as a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005. The Company adopted this pronouncement on January 1, 2006.

     (cc) Recent Accounting Pronouncements:

          SFAS No. 155: In February 2006 the FASB issued Statement No. 155, "Accounting for Certain Hybrid Financial Instruments" (SFAS No.155), which amends FASB Statement No. 133 and FASB Statement 140, and improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments. Specifically, FASB Statement No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company has not issued or acquired any hybrid instruments included in the scope of FAS 155 and therefore does not expect the adoption of FAS 155 to affect future reporting or disclosures.

          FASB Interpretation No. 48: In July 2006 the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes--An Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective beginning in fiscal year 2007. Based on the Company's expectation that it will continue not to be liable for income taxes either in the country of its organization or in the United States (except as noted in Note 12), it does not expect the adoption of FIN 48 to have a material impact on its consolidated financial condition and results of operations.

          In September 2006 the FASB issued FASB Statement No. 157 "Fair Value Measurements"(SFAS No. 157). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity's own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. Statement 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Company will adopt this pronouncement beginning in fiscal year 2008. The Company is in the process of evaluating the effect, if any, that the adoption of SFAS 157 will have on its consolidated financial statements.

          In September 2006, with the release of Staff Accounting Bulletin No. 108 ("SAB 108") "Considering the effects of prior year misstatements when quantifying misstatements in current year financial statement" the SEC staff provided interpretative guidance on the consideration of the effects of prior year misstatments in quantifying current year misstatements for the purposes of a materiality assessment. The adoption of this SEC release did not have an effect on the Company's financial position or results of operations.

          FSP AUG AIR-1: In September 2006, the FASB issued Staff Position (FSP) AUG AIR-1, "Accounting for Planned Major Maintenance Activities." FSP AUG AIR-1 addresses the accounting for planned major maintenance activities. Specifically, the FSP prohibits the practice of the accrue-in-advance method of accounting for planned major maintenance activities. FSP AUG AIR-1 is effective for fiscal years beginning after December 15, 2006. The Company does not expect FSP AUG AIR-1 to have an impact on its results of operations and financial position.

          In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which permits entities to choose to measure certain financial instruments and certain other non financial instruments with characteristics similar to financial instruments at fair value. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Earlier adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, "Fair Value Measurements." The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 159, will have on its consolidated financial statements.

     (dd) Reclassification of prior year balances: An amount of $ 5,660, paid in 2006 in relation to the loan discussed in Note 7 below and previously reflected under "Long-term debt, net of current portion and net of unamortized deferred financing fees"has been reclassified to "Current portion of long-term debt, net of unamortized deferred financing fees" in the accompanying 2005 consolidated balance sheet.

3.  Transactions with Related Parties:

     (a) Excel Management Ltd.: As of December 31, 2004, the operations of the Company's vessels were managed by Excel Management Ltd., a corporation which is controlled by the Company's Chairman of the Board of Directors, Mr. Gabriel Panayotides. Certain of the services provided by Excel Management Ltd. were subcontracted to Maryville. The management fees charged by Excel Management Ltd. during the year ended December 31, 2004 amounted to $270 and are separately reflected in the accompanying 2004 consolidated statement of income. The management agreement with Excel Management Ltd., initially due to expire on April 30, 2008, was terminated on March 2, 2005 with effect from January 1, 2005.

          In exchange for terminating the management agreement mentioned above and in exchange for a one time cash payment of $ 2,024, the Company agreed to issue 205,442 shares no later than March 2, 2007 (following an amendement on March 2, 2006 based on an addendum to the original Management Termination agreement to extend the period for the issuance of the shares for one year) of its Class A common stock to Excel Management Ltd. and to issue to Excel Management Ltd additional shares at any time before January 1, 2009 if the Company issues additional shares of Class A common stock to any other party for any reason, such that the number of additional Class A common stock to be issued to Excel Management Ltd. together with the 205,442 shares of Class A common stock to be issued to Excel Management Ltd., in the aggregate, equal 1.5% of the Company's total outstanding Class A common stock after taking into account the third party issuance and the shares to be issued to Excel Management Ltd. As at December 31, 2006, the Company has not issued any shares to Excel Management Ltd., neither the initial 205,442 shares nor the 92,961 anti-dilution shares required to be issued as a result of the March 21, 2005 share issuance to other third parties discussed in Note 9. Furthermore, as at December 31, 2006 the Company has not received the one-time cash payment from Excel Management Ltd. which is reflected as a receivable and classified as a reduction of stockholders' equity in the accompanying consolidated balance sheets and will be received upon the issuance of the shares. On March 2, 2007, Excel Management Ltd.
          notified the Company of its intention to complete the transaction under the Management Termination Agreement. See additional discussion in Note 15. All shares to be issued will be subject to a two-year lock-up from their date of issuance.

          The fair value of the 205,442 Class A shares to be issued under the Management Termination Agreement and the fair value of the anti-dilution provisions (based on an independent valuation), totaled $ 6,987 which has been credited to stockholders' equity. The excess of the fair value of such shares over the cash consideration of $2,024 amounted to $4,963 and is reflected as Contract termination expense in the accompanying 2005 consolidated statement of income.

          On March 4, 2005, the Company concluded a brokering agreement with Excel Management Ltd., under which Excel Management Ltd. was appointed as the Company's broker to provide services for the employment and chartering of the Company's vessels, for a commission fee equal to 1.25% of the revenue of each contract Excel Management Ltd. has brokered. The agreement was effective January 1, 2005 for an initial period of one year and will be automatically extended for successive one year periods, unless written notice by either party is given at least one year prior to the commencement of the applicable one year extension period. Commissions charged by Excel Management Ltd. during the years ended December 31, 2005 and 2006, amounted to $1,412 and $1,536 and are separately reflected in the accompanying consolidated 2005 and 2006 statements of income. Amounts due to Excel Management as at December 31, 2005 and 2006 were $0 and $82, respectively.

     (b) Vessels under management: Maryville (Note 1) provides shipping services to three related ship-owning companies at a fixed monthly fee per vessel. Such companies are affiliated with the Chairman of the Company's Board of Directors and the revenues earned for the years ended December 31, 2004, 2005 and 2006 totaled $637, $522 and $558 respectively and are separately reflected in the accompanying consolidated statements of income. Amounts due from these related ship-owning companies at December 31, 2005 and 2006 were $255 and $0, respectively.

4.    Inventories:

      The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

                                                  2005              2006
                                               ------------     -------------
      Bunkers                                          135                20
      Lubricants                                       821               928
      Victualling stores                               138               118
                                               ------------     -------------
                                                     1,094             1,066
                                               ============     =============

5.    Fixed Assets, net:

      The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                                      December 31
                                               2005                2006
                                          ----------------   -----------------
       Vessels cost                               486,395             486,395
       Accumulated depreciation                  (20,727)            (48,977)
                                          ----------------   -----------------
       Vessels, net                               465,668             437,418
                                          ================   =================

       Office, furniture & Equipment                  524               1,186
       Accumulated depreciation                         -               (203)
                                          ----------------   -----------------
       Office, furniture & equipment, net             524                 983
                                          ================   =================

                                          ----------------   -----------------
       Total fixed assets, net                    466,192             438,401
                                          ================   =================

          The Company's vessels, having total carrying value of $437,418 at December 31, 2006, have been provided as collateral to secure the bank loans discussed in Note 7.

          During the year ended December 31, 2005, the Company acquired sixteen dry bulk carrier vessels for an aggregate consideration of $480,461. One of the above vessels (the vessel Powerful), which was acquired for cash consideration of $35,300, was under an existing time charter contract which the Company agreed to assume through arrangement with the respective charterer. The Company upon delivery of the above vessel and in accordance with its accounting policy described in Note 2(m) evaluated the charter contract assumed and concluded that the charter party was already carried at fair value.

          In addition, during the year ended December 31, 2005, the vessels Petalis, Lucky Lady, Fighting Lady and Almar I were sold for a total consideration of $37,022, resulting in a gain of $26,795 (net of $907 of unamortized dry-docking costs and $4 of unamortized financing costs written-off as at the date of sale) which is separately reflected in the accompanying 2005 consolidated statement of income.

          On June 3, 2006, the vessel Princess I sustained extensive hull damage over almost the full length of the hull starboard side after repeated collisions onto the quay at Port of Tubarao, Brazil, due to parting of the mooring lines in bad weather. The vessel underwent permanent repairs at Rio de Janeiro, which commenced on June 15, 2006 and were completed on July 23, 2006. The total cost of the repairs amounted to approximately $2.0 million, while as at December 31, 2006 the claims outstanding balance of $990 is included in Accounts receivable. The insurance claim is recorded in the statement of income against vessels' operating expenses.

6.    Deferred Charges, net:

          The unamortized amounts included in the accompanying consolidated balance sheets represent dry-docking and special survey costs, and are analyzed as follows:

                                                         December 31
                                                   2005               2006
                                              ----------------  --------------
       Dry-docking & special survey cost                1,744           5,983
       Accumulated amortization                         (140)          (1,687)
                                              ----------------  ---------------
                                                        1,604            4,296
                                              ================  ===============

7.   Long-term Debt, net of unamortized deferred financing fees:

          The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                                      2005          2006
                                                    -----------   ------------
       Total Long-term debt, net of unamortized
              deferred financing fees                 262,816       217,919
       Less- current portion                          (46,890)      (32,452)
                                                    -----------   ------------
       Long-term portion                              215,926       185,467
                                                    ===========   ============

          The Company has outstanding four bank loans, concluded in order to partially finance the acquisition cost of its vessels, with varying maturities through May 2015. The loans bear interest at LIBOR plus a margin and the average interest rate (including the margin) at December 31, 2005 and 2006 was 5.75% and 6.25%, respectively.

          In May and July 2006, two of the loans discussed above were amended to effect certain changes with respect to the interest margin, the minimum free liquidity and the definition of excess cash calculations based on which certain amounts are paid to the bank with respect to one of the loans.

          In addition, during the year ended December 31, 2006, an amount of $5,660 was paid to one bank as provided in the related loan agreement against part of the balloon installment and of the scheduled principal repayment installments in reverse order of their maturity. During the year ending December 31, 2007 and in accordance with the same loan provision discussed above, an amount of $ 2,011 will be paid to the bank.

          The loans are secured as follows:

          o    First priority mortgages over the borrowers vessels;

          o First priority assignment of all insurances and earnings of the mortgaged vessels;

          o Pledge over the Company's bank accounts where payments for charters are deposited by the charterers;

          o    Corporate guarantee of Excel Maritime Carriers Ltd.

7.    Long-term Debt, net of unamortized deferred financing fees- (continued):

          The loans, among others, contain financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceeds 135% of the aggregate outstanding principal amount under the loans, that total assets minus total debt will not, at any time, be less than $150,000 and to maintain liquid funds of at least 10% of total debt as at December 31, 2005 and of at least $15,000 as at December 31, 2006. As a result, restricted cash included in the accompanying consolidated balance sheets represents bank deposits that are required under the loans and are used to fund the loan installments falling due, as well as minimum cash deposits required to be maintained with certain banks in accordance with loan covenants. The Company is permitted to pay dividends under certain conditions and for amounts as defined in the related loan agreements.

          Interest expense for the years ended December 31, 2004, 2005 and 2006 amounted to $243, $9,538 and $15,315, respectively and is included in interest and finance costs in the accompanying consolidated statements of income.

          The annual principal payments required to be made after December 31, 2006, are as follows:

         2007                                             32,826
         2008                                             32,374
         2009                                             27,112
         2010                                             22,531
         2011                                             22,992
         2012 and thereafter                              81,287
                                                   ---------------
                                                         219,122
         Less- Financing fees                             (1,203)
                                                   ---------------
                                                         217,919
                                                   ===============

8.    Financial instruments:

          In July and October 2006, the Company entered into two derivative contracts, consisting of an interest rate collar (cap and floor) and an interest rate swap agreement maturing in July 2008 and July 2015, respectively. The Company entered into these financial instruments in order to partially hedge the exposure of interest rate fluctuations associated with its variable rate borrowings. These financial instruments did not meet hedge accounting criteria and accordingly changes in their fair values are reported in earnings.

          As of and for the year ended December 31, 2006, realized and unrealized gains and losses per category of derivative are analyzed as follows:


                                 Realized gains (losses)    Unrealized gains (losses)    Total
                                 ----------------------     -------------------------    ------
          Interest rate collar                   $ -                  $(700)             $(700)
          Interest rate swap                     $61                  $(134)             $(73)
                                                 $61                  $(834)             $(773)

          The above unrealized loss from derivative instruments of $834 is separately reflected as Financial instruments in the accompanying 2006 consolidated balance sheet and was recognized in Interest and finance costs in the accompanying 2006 consolidated statement of income, netted by the realized gain of $61. The Company did not have any hedging transactions as of December 31, 2005.

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

9.    Common Stock and Additional Paid-In Capital:

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

          On February 9, 2006, the Company's Board of Directors granted the Chairman of the Board 20,380 Class A or Class B shares (election at his option) for services rendered. The fair value of the shares on the date of grant was $225. On July 28, 2006, the Chairman declared to receive all 20,380 shares in the form of Class B common stock and the Company issued the shares. As the grant of shares was for past services, the Company expensed the fair value of the shares at the date of grant.

10.   Stock-based Compensation:

          (a) Stock-Option: On October 5, 2004, the Company adopted a Stock Option Plan authorizing the issuance and immediate grant of 100,000 options to purchase Class A common shares (the "Plan") to the Company's Chief Executive Officer. Under the terms of the Plan, all stock options granted vest on the third anniversary of the date upon which the option was granted. The options expire on the fifth anniversary of the date upon which the option was granted. The exercise price of the options is the closing price of the Company's common stock at the grant date, less a discount of 15%. A summary of the Company's stock option activity is as follows:

                                                                        Weighted-average     Weighted Average
                                                      Share Units        exercise price    Grant Date Fair Value
                                                   -----------------     ---------------   ---------------------
Outstanding at January 1, 2004                              -                 -
Granted                                                  100,000            31.79               27.91
Exercised                                                   -                 -                   -
Forfeited                                                   -                 -                   -
Expired                                                     -                 -                   -
                                                      --------------     ------------    ------------------
Outstanding at December 31, 2004                         100,000            31.79               27.91
                                                      ==============     ============    ==================
Exercisable at December 31, 2004                            -                 -                   -
                                                      ==============     ============    ==================
Outstanding at January 1, 2005                           100,000            31.79               27.91
Granted                                                     -                 -                   -
Exercised                                                   -                 -                   -
Forfeited                                                   -                 -                   -
Expired                                                     -                 -                   -
                                                      --------------     ------------    ------------------
Outstanding at December 31, 2005                         100,000            31.79               27.91
                                                      ==============     ============    ==================
Exercisable at December 31, 2005                            -                 -                   -
                                                      ==============     ============    ==================
Outstanding at January 1, 2006                           100,000            31.79               27.91
Granted                                                     -                 -                   -
Exercised                                                   -                 -                   -
Forfeited                                                   -                 -                   -
Expired                                                     -                 -                   -
                                                      --------------     ------------    ------------------
Outstanding at December 31, 2006                         100,000            31.79               27.91
                                                      ==============     ============    ==================
Exercisable at December 31, 2006                            -                 -                   -
                                                      ==============     ============    ==================

          The weighted-average remaining contractual life of options outstanding at December 31, 2006, is 2.76 years.

          The fair value of options granted, which is amortized to the expense over the option's vesting period, is estimated on the grant date using the Black-Scholes option-pricing model.

          The weighted average assumptions used in determining the fair value of options granted in 2004 were:

          -   Expected life of option                              3.5 years
          -   Risk-Free interest rate                                3.08%
          -   Expected volatility of the Company's stock            112.75%
          -   Expected dividend yield on the Company's stock          0.0%

          During the years ended December 31, 2004, 2005 and 2006 the compensation expense in connection with all stock-based employee compensation awards amounted to $222, $948 and $920 respectively and is included in General and Administrative expenses in the accompanying consolidated statements of income.

          (b)  Incentives  program:  In December  2006,  the Company's  Board of
               Directors, based on a proposal effected by the Compensation Committee, approved an incentives program providing for an annual bonus to the Company's executive officers and the chairman of the Board in the form of cash, restricted stock award and stock options. In particular, the annual bonus will amount to 2% of the Company's annual net profits and will be distributed as follows:
               50% in cash, 25% in restricted stock awards vested over a period of two years, of which 50% will be vested on the 1st anniversary and the remaining 50% on the 2nd anniversary of the date the stock grant was awarded and 25% in stock options granted over a period of two years, of which 50% will be exercisable on the 1st anniversary and the remaining 50% on the 2nd anniversary of the date the options were granted. The stock options must be exercised within a period of two years from the date they become effective otherwise they will expire. The stock options will be priced at the closing market price on the day they are granted less 20% discount.

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

          In 2001, Maryville entered into a lease agreement for the rental of office premises with an unrelated party. The initial term of the lease agreement was for one year and was renewable in successive one-year increments through 2010 at Maryville's option after its initial term. In 2005, Maryville entered into a new lease agreement which was amended in February 2006 and further amended in March 2007, for the rental of new office premises with an unrelated party. In February 2006, the relocation of Maryville to its new offices was completed and the 2001 lease agreement for the rental of the previous premises was terminated. Based on the amended lease agreement of February 2006, the term of the lease was for three years effective February 9, 2006 and the monthly rental will be approximately $32 (Euro 27,000) adjusted annually for inflation increase plus an additional 1.5%.

          Based on the amended lease agreement of March 2007 the term of the lease is extended for nine years effective February 2006 through February 2015 while, the monthly rental after February 2009 will be renegotiated. Operating lease payments for 2004, 2005 and 2006 amounted to $70, $107 and $381, respectively and are included in General and Administrative expenses in the accompanying consolidated statements of income. Future minimum rental payments for each of the five succeeding fiscal years are as follows:

                    Total       2007       2008     2009      2010       2011
                    -----       ----       ----     ----      ----       ----
Rental Payments     2,490        458        477      497       518        540

12.   Income Taxes:

          Taxation on Liberian and Cyprus registered companies: Under the laws of Liberia and Cyprus, (the countries of the companies' incorporation and vessels' registration), the companies are subject to registration and tonnage taxes (Note 13), which have been included in Vessels' operating expenses in the accompanying consolidated statements of income. Cyprus does not impose a tax on international shipping income. With effect from January 1, 2001 the Republic of Liberia enacted a new general income tax act ("New Act"). In contrast to the income tax law previously in effect since 1977 ("Prior Law"), which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of income of non-resident Liberian corporations such as the Company and its Liberian subsidiaries, who conduct no business in Liberia and were wholly exempted from tax under Prior Law, and the taxation of ordinary resident Liberian corporations. In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping such as the Company will not be subject to tax under the New Act with retroactive effect from January 1, 2001 (the "New Regulations"). In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, if the New Regulations are enacted as law, the Company believes that it and its Liberian subsidiaries will be wholly exempt from Liberian income tax as under Prior Law and accordingly no Liberian income tax charge has been provided in the Company's consolidated income statement for the years presented.

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

          For the years ended December 31, 2005 and 2006, the Company determined that it does not satisfy the Publicly-Traded Test on the basis that its shares are not "regularly traded" because of the voting power held by its Class B shares. In addition, the Company does not satisfy the 50% Ownership Test because it is unable to substantiate certain requirements regarding the identity of its shareholders. Since the Company does not qualify for exemption under section 883 of the Code for taxable years beginning on or after January 1, 2005, its United States source shipping income is subject to a 4% tax. For taxation purposes, United States source shipping income is defined as 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States. As a result, an amount of $311 and $426 was recognized in the accompanying 2005 and 2006 consolidated income statements.

13.   Voyage and Vessel Operating Expenses:

          The amounts in the accompanying consolidated statements of income are analyzed as follows:

         Voyage expenses                                                             2004              2005             2006
         ---------------                                                          ------------     -------------     ------------
         Port charges                                                                   1,796             1,330              847
         Bunkers                                                                        3,381             3,793              290
         Commissions charged by third parties                                           2,923             6,570            6,972
                                                                                  ------------     -------------     ------------
                                                                                        8,100            11,693            8,109
         Commissions charged by a related party                                             -             1,412            1,536
                                                                                  ------------     -------------     ------------
                                                                                        8,100            13,105            9,645
                                                                                  ============     =============     ============

         Vessel Operating expenses                                                   2004              2005              2006
         -------------------------                                                ------------     -------------     -------------
         Crew wages and related costs                                                   3,220             9,682            13,278
         Insurance                                                                      1,181             3,003             3,239
         Repairs, spares and maintenance                                                1,777             6,306             7,986
         Consumable stores                                                              1,077             4,615             5,366
         Tonnage Taxes (Note 12)                                                           49               113               123
         Miscellaneous                                                                    214               496               422
                                                                                  ------------     -------------     -------------
                                                                                        7,518            24,215            30,414
                                                                                  ============     =============     =============

14.   Interest and Finance Costs:

          The amounts in the accompanying consolidated statements of income are analyzed as follows:

                                                                                       2004             2005              2006
                                                                                    -----------     -------------     -------------
         Interest on long term debt                                                        243             9,538            15,315
         Financial Instruments (Note 8)                                                      -                 -               773
         Amortization and write-off of financing costs                                      39               526               487
         Bank Charges                                                                       81               195               176
                                                                                    -----------     -------------     -------------
                                                                                           363            10,259            16,751
                                                                                    ===========     =============     =============

15.   Subsequent Events:

          a. On January 15, 2007 the Company's Board of Directors approved the proposal effected by the Compensation Committee and in relation to the incentive program discussed under 10(b) above to grant the total annual bonus for 2006 amounting to $670 in cash, plus an additional 25% ($167.5) in the form of restricted stock. As of December 31, 2006, the amount of $670 was accrued by the Company and is included in General and Administrative in the accompanying 2006 consolidated statement of income, while the granted restricted stock will be recognized as expense over the vesting period based on the fair value on the grant date. Half of those shares will be vested on January 1, 2008 and the remaining half on January 1, 2009.

          b. On March 2, 2007 Excel Management Ltd., an affiliated company, informed the Company of its intention to consummate the transaction regarding the Management Termination agreement described in Note 3. The Company has initiated the process of issuing the shares.

          c. On March 6, 2007 Oceanaut (Note 1) completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. In this respect, 18,750,000 units ("Units") were sold at a price of $8.00 per Unit, raising gross proceeds of $150.0 million. Prior to the closing of the initial public offering, Oceanaut consummated a private placement of 1,125,000 units at $8.00 per unit price and 2,000,000 warrants at $1.00 per warrant to the Company, raising gross proceeds of $11,000. Each unit issued in the initial public offering and the private placement consists of one share of Oceanaut's common stock and one warrant to purchase one share of common stock.

               The initial public offering and the private placement generated gross proceeds in an aggregate of $161.0 million intended to be used to complete a business combination with a target business that has not been defined yet. Therefore, an amount of approximately 95% of the gross proceeds, after payment of certain amounts to the underwriters, is held in a trust account until the earlier of (i) the consummation of a Business Combination or (ii) the distribution of the trust account under Oceanaut's liquidation procedure. The remaining proceeds including also 500,000 units and 2,000,000 warrants (sold to the Company during the private placement which do not have any rights to liquidation distribution and amounts to $6,000) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses, as well as claims raised by any third party.

               In addition, in the event of a dissolution and liquidation of Oceanaut, the Company will cover any short fall in the trust account resulted by any claims of various vendors, prospective target businesses or other entities for services rendered or products sold to Oceanaut if such vendor or prospective target business or other third party does not execute a valid and enforceable waiver of any rights or claims to the trust account.

               Following the initial public offering and the private placement, the Company owns approximately 18.9% of the issued and outstanding shares of Oceanaut, while a percentage of 4.8% is held by certain of the Company's officers and directors.

               Certain officers and directors of the Company serve also as officers and directors of Oceanaut.

          d. On March 7, 2007 the Company's Board of Directors approved the implementation of a dividend policy, paid quarterly, commencing on the second quarter of 2007.

          e. (Unaudited) - On April 27, 2007 the Company's Board of Directors approved the sale of vessel Goldmar for $15.85 million net of commissions to an affiliated company as per the Memorandum of Agreement dated April 26, 2007. The expected realized gain amounting to approximately $6.2 million will be recognized on delivery of the vessel in May 2007 and included in the consolidated financial statements for the year ending December 31, 2007.

          f. (Unaudited) - On May 22, 2007 the Company declared a quarterly dividend of $0.20 per share for the first quarter 2007 payable on June 15, 2007 to shareholders of record on June 1, 2007.

          g. (Unaudited) - In relation to the Management Termination agreement discussed under b. above, on June 19, 2007 the Company received the amount of $2.0 million and issued 298,403 shares.

SK 02545 0001 786071