Form 20-F
period 2007-12-31
EXCEL MARITIME CARRIERS LTD
filed 2008-05-27
CIK 842294

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12 (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

Not Applicable
(Translation of Registrant’s name into English)

LIBERIA
(Jurisdiction of incorporation or organization)

c/o Excel Maritime Carriers Ltd.
Par La Ville Place
14 Par La Ville Road
Hamilton HM JX Bermuda
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered

Common shares, par value $0.01	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2007, there were 19,893,556 shares of Class A common stock and 135,326 shares of Class B common stock of the registrant outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
|X Yes                                         |_| No

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

                Large accelerated filer |_|                          Accelerated filer |X|                          Non-accelerated filer  |_|

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing.

                     |X| U.S. GAAP      |_| International Financial Reporting Standards as issued by the International Accounting Standards Board
                     |_| Other

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

Please note in this annual report, “we”, “us”, “our”, “the Company”, and “Excel” all refer to Excel Maritime Carriers Ltd. and its consolidated subsidiaries.

Excel Maritime Carriers Ltd., or the Company, desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect” and similar expressions identify forward-looking statements.

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

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations, changes in income tax legislation or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

           Not applicable

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3 - KEY INFORMATION

A. Selected Financial Data

The following table sets forth our selected historical consolidated financial data and other operating information for each of the five years in the five year period ended December 31, 2007. The following information should be read in conjunction with “Item 5, Operating and Financial Review and Prospects”, the consolidated financial statements, related notes, and other financial information included herein. The following selected consolidated financial data of Excel Maritime Carriers Ltd. in the table below are derived from our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) and have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“Ernst & Young”), independent registered public accounting firm.

Selected Historical Financial Data and Other Operating Information
	Year Ended December 31,
	2003	2004	2005	2006	2007
INCOME STATEMENT DATA	(in thousands of U.S Dollars, except for share and per share data and average daily results)
Voyage revenues	$ 26,094	$ 51,966	$ 118,082	$ 123,551	$ 176,689
Revenues from managing related party vessels	527	637	522	558	818
Voyage expenses	(7,312)	(8,100)	(11,693)	(8,109)	(11,077)
Voyage expenses – related party	-	-	(1,412)	(1,536)	(2,204)
Vessel operating expenses	(6,529)	(7,518)	(24,215)	(30,414)	(33,637)
Depreciation and amortization	(1,548)	(1,713)	(20,714)	(30,000)	(31,768)
Management fees – related party	(260)	(270)	-	-	-
General and administrative expenses	(1,772)	(2,867)	(6,520)	(10,049)	(12,953)
Gain on sale of vessels	-	-	26,795	-	6,194
Contract termination expense-related party	-	-	(4,963)	-	-
Operating Income	9,200	32,135	75,882	44,001	92,062
Interest and finance costs, net	(461)	(61)	(7,878)	(12,617)	(7,490)
Other, net	(94)	(24)	66	145	(66)

Selected Historical Financial Data and Other Operating Information
	Year Ended December 31,
	2003	2004	2005	2006	2007
	(in thousands of U.S Dollars, except for share and per share data and average daily results)
U.S. source income taxes	-	-	(311)	(426)	(486)
Minority Interest	-	-	-	3	2
Income from investment	-	-	-	-	873
Net Income	$ 8,645	$ 32,050	$ 67,759	$ 31,106	$ 84,895
Earnings per common share, basic	0.75	2.75	3.64	1.56	4.26
Weighted average number of shares, basic	11,532,725	11,640,058	18,599,876	19,947,411	19,949,644
Earnings per common share, diluted	0.75	2.75	3.64	1.56	4.25
Weighted average number of shares, diluted	11,532,725	11,640,058	18,599,876	19,947,411	19,965,676
Dividends declared per share	-	-	-	-	0.60

BALANCE SHEET DATA
Cash and cash equivalents	$ 3,958	$ 64,903	$ 58,492	$ 86,289	$ 243,672
Current assets, including cash	5,525	71,376	70,547	95,788	252,734
Vessels, net / advances for vessel acquisition	15,595	40,835	465,668	437,418	527,164
Total assets	24,083	113,997	561,025	549,351	824,396
Current liabilities, including current portion of long-term debt	4,121	10,566	57,110	43,719	55,990
Total long-term debt, excluding current portion	5,870	5,616	215,926	185,467	368,585
Stockholders’ equity	14,092	97,815	287,989	320,161	399,821

OTHER FINANCIAL DATA
Net cash from operating activities	$ 8,887	$ 32,033	$ 73,639	$ 58,344	$ 108,733
Net cash used in investing activities	-	(26,220)	(417,743)	(662)	(123,609)
Net cash from (used in) financing activities	(6,878)	55,132	337,693	(29,885)	172,259

Selected Historical Financial Data and Other Operating Information
	Year Ended December 31,
	(in thousands of U.S Dollars, except for share and per share data and Average Daily Results)
FLEET DATA	2003	2004	2005	2006	2007
Average number of vessels (1)	5.0	5.0	14.4	17.0	16.5
Available days for fleet (2)	1,686	1,793	5,070	5,934	5,646
Calendar days for fleet (3)	1,825	1,830	5,269	6,205	6,009
Fleet utilization (4)	92.4%	98.0%	96.2%	95.6%	94.0%

AVERAGE DAILY RESULTS
Time charter equivalent (5)	11,140	24,465	20,705	19,195	28,942
Vessel operating expenses(6)	3,578	4,108	4,596	4,901	5,598
General and administrative expenses (7)	971	1,567	1,237	1,620	2,156
Total vessel operating expenses (8)	4,549	5,675	5,833	6,521	7,754

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

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs, net of gains or losses from the sales of bunkers to time charterers that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Time charter equivalent revenue and TCE are not measures of financial performance under U.S. GAAP and may not be compared to similarly titled measures of other companies.

TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for the periods presented.

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(in thousands of U.S Dollars, except for TCE rates, which are expressed in U.S Dollars, and available days
Voyage revenues	$ 26,094	$ 51,966	$ 118,082	$ 123,551	$ 176,689
Voyage expenses	(7,312)	(8,100)	(13,105)	(9,645)	(13,281)
Time charter equivalent revenue	18,782	43,866	104,977	113,906	163,408
Available days for fleet	1,686	1,793	5,070	5,934	5,646
Time charter equivalent (TCE) rate	11,140	24,465	20,705	19,195	28,942

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

(8) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is the sum of daily vessel operating expenses and daily general and administrative expenses.

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

Factors that influence demand for vessel capacity include:

•	supply and demand for dry bulk products;

•	global and regional economic conditions;

•	the distance dry bulk cargoes are to be moved by sea; and

•	changes in seaborne and other transportation patterns.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	vessel casualties;

•	the level of port congestion;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	the number of vessels that are out of service; and

•	changes in global dry bulk commodity production.

We anticipate that the future demand for our dry bulk vessels will be dependent upon continued economic growth in the world’s economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global dry bulk fleet and the sources and supply of dry bulk cargo to be transported by sea. The capacity of the global dry bulk carrier fleet seems likely to increase and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

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

If a determination is made that a vessel’s future useful life is limited or its future earnings capacity is reduced, it could result in an impairment of its value on our financial statements that would result in a charge against our earnings and the reduction of our shareholder’s equity. If for any reason we sell our vessels at a time when prices have fallen, the sale may be less than the vessel’s carrying amount on our financial statements, and we would incur a loss and a reduction in earnings.

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

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions and national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale price or useful life of our vessels.  Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations.  We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations.

The operation of our vessels is affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention or the ISM Code.  The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies.  If we fail to comply with the ISM Code, we may be subject to increased liability, our insurance coverage may be invalidated or decreased, or our vessels may be detained or denied access to certain ports.  Currently, each of our vessels, including those vessels delivered to us upon acquiring Quintana Maritime Limited (“Quintana”) on April 15, 2008, is ISM code-certified by Bureau Veritas or American Bureau of Shipping and we expect that any vessel that we agree to purchase will be ISM code-certified upon delivery to us.  Bureau Veritas and American Bureau of Shipping have awarded ISM certification to Maryville Maritime Inc. (“Maryville”), our vessel management company and a wholly-owned subsidiary of ours.  However, there can be no assurance that such certification will be maintained indefinitely.

Our commercial vessels are subject to inspection by a classification society.

The hull and machinery of every commercial vessel must be classed by a classification society authorised by its country of registry. Classification societies are non-governmental, self-regulating organizations and certify that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.  The Company’s vessels, including those vessels delivered to us upon our acquisition of Quintana on April 15, 2008, are currently enrolled with Bureau Veritas, American Bureau of Shipping, Nippon Kaiji Kyokai, Det Norske Veritas and Lloyd’s Register of Shipping.

A vessel must undergo Annual Surveys, Intermediate Surveys and Special Surveys. In lieu of a Special Survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period.  Our vessels are on Special Survey cycles for hull inspection and continuous survey cycles for machinery inspection.  Every vessel is also required to be dry-docked every two to three years for inspection of the underwater parts of such vessel.  Generally, we will make a decision to scrap a vessel or continue operations at the time of a vessel’s fifth Special Survey.

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

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships.

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

Terrorist attacks like those in New York on September 11, 2001, London on July 7, 2005 and other countries and the United States’ continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The continuing conflicts in Iraq and elsewhere may lead to additional acts of terrorism and armed conflict around the world. In the past, political conflicts resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. For example, in October 2002, the VLCC Limburg was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. These uncertainties could adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns. Any of these occurrences could have a material adverse impact on our operating results, revenue, and costs.

We are affected by voyage charters in the spot market and short-term time charters in the time charter market, which are volatile.

We charter some of our vessels on voyage charters, which are charters for one specific voyage, and  some on short-term time charter basis. A short-term time charter is a charter with a term of less than six months.  Although dependence on voyage charters and short-term time charters is not unusual in the shipping industry, the voyage charter and short-term time charter markets are highly competitive and rates within those markets may fluctuate significantly based upon available charters and the supply of and demand for sea borne shipping capacity.  While our focus on the voyage and short-term time charter markets may enable us to benefit if industry conditions strengthen, we must consistently procure this type of charter business to obtain these benefits. Conversely, such dependence makes us vulnerable to declining market rates for this type of charters.

Moreover, to the extent our vessels are employed in the voyage charter market, our voyage expenses will be more significantly impacted by increases in the cost of bunkers (fuel).  Unlike time charters in which the charterer bears all of the bunker costs, in voyage charters we bear the bunker costs, port charges and canal dues.  As a result, increases in fuel costs in any given period could have a material adverse effect on our cash flow and results of operations for the period in which the increase occurs.

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

We have historically derived a significant part of our revenue from a small number of charterers.  During during 2006, we derived approximately 45% of our gross revenues from five charterers, while during 2007 we derived approximately 44 % of our gross revenues from five charterers.

In particular, following our acquisition of Quintana on April 15, 2008, we will depend on Bunge Limited (“Bunge”), which is an agribusiness, for revenues from a substantial portion of our fleet and are therefore exposed to risks in the agribusiness market.  Changes in the economic, political, legal and other conditions in agribusiness could adversely affect our business and results of operations. Based on Bunge’s filings with the United States Securities and Exchange Commission (“SEC”), these risks include the following, among others:

•
The availability and demand for the agricultural commodities and agricultural commodity products that Bunge uses and sells in its business, which can be affected by weather, disease and other factors beyond Bunge’s control;

•	Bunge’s vulnerability to cyclicality in the oilseed processing industry;

•	Bunge’s vulnerability to increases in raw material prices; and

•	Bunge’s exposure to economic and political instability and other risks of doing business globally and in emerging markets.

Deterioration in Bunge’s business as a result of these or other factors could have a material adverse impact on Bunge’s ability to make timely charter hire payments to us and to renew its time charters with us. This could have a material adverse impact on our financial condition and results of operations.

When our time charters end, we may not be able to replace them promptly or with profitable ones.

We cannot assure you that we will be able to obtain charters at comparable rates or with comparable charterers, if at all, when the charters on the vessels in our fleet expire. The charterers under these charters have no obligation to renew or extend the charters. We will generally attempt to recharter our vessels at favorable rates with reputable charterers as the charters expire, unless management determines at that time to employ the vessel in the spot market. We cannot assure you that we will succeed. Failure to obtain replacement charters will reduce or eliminate our revenue, our ability to expand our fleet and our ability to pay dividends to shareholders.

If dry bulk vessel charter hire rates are lower than those under our current charters, we may have to enter into charters with lower charter hire rates. Also, it is possible that we may not obtain any charters. In addition, we may have to reposition our vessels without cargo or compensation to deliver them to future charterers or to move vessels to areas where we believe that future employment may be more likely or advantageous. Repositioning our vessels would increase our vessel operating costs.

As we expand our business, we may need to improve our operating and financial systems and expand our commercial and technical management staff, and will need to recruit suitable employees and crew for our vessels.

Our fleet has experienced rapid growth. If we continue to expand our fleet, we will need to recruit suitable additional administrative and management personnel. Although we believe that our current staffing levels are adequate, we cannot guarantee that we will be able to continue to hire suitable employees as we expand our fleet. If we encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for dividends to our shareholders may be reduced.

We may be unable to retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. Our ability to retain key members of our management team and to hire new members as may be necessary will contribute to that success. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not maintain “key man” life insurance on any of our officers.

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

If we do not adequately manage the construction of the newbuilding vessels, the vessels may not be delivered on time or in compliance with their specifications.

Following our purchase of Quintana on April 15, 2008, we assumed contracts to purchase eight newbuilding vessels through wholly owned subsidiaries or through joint ventures in which we participate. We are obliged to supervise the construction of these vessels. If we are denied supervisory access to the construction of these vessels by the relevant shipyard or otherwise fail to adequately manage the shipbuilding process, the delivery of the vessels may be delayed or the vessels may not comply with their specifications, which could compromise their performance. Both delays in delivery and failure to meet specifications could result in lower revenues from the operations of the vessels, which could reduce our earnings.

If our joint venture partners do not honor their commitments under the joint venture agreements, the joint ventures may not take delivery of the newbuilding vessels.

We rely on our joint venture partners to honor their financial commitments under the joint venture agreements, including the payment of their portions of installments due under the shipbuilding contracts or memoranda of agreement. If our partners do not make these payments, we may be in default under these contracts.

Delays in deliveries of or failure to deliver newbuildings under construction could materially and adversely harm our operating results and could lead to the termination of related time charter agreements.

Upon completion of our acquisition of Quintana on April 15, 2008, we assumed contracts to purchase eight newbuilding vessels, one through a wholly-owned subsidiary and seven joint ventures in which we participate. Four of these vessels, all of which are owned by the joint ventures, are under construction at Korea Shipyard Co., Ltd., a greenfield shipyard for which there is no historical track record. The relevant joint ventures have not yet received refund guarantees with respect to these vessels, which may imply that the shipyard will not be able to timely deliver the vessels. The delivery of any one or more of these vessels could be delayed or may not occur, which would delay our receipt of revenues under the time charters for these vessels or otherwise deprive us of the use of the vessel, and thereby adversely affect our results of operations and financial condition. In addition, under some time charters, we may be required to deliver a vessel to the charterer even if the relevant newbuilding has not been delivered to us. If the delivery of the newbuildings is delayed or does not occur, we may be required to enter into a bareboat charter at a rate in excess of the charterhire payable to us. If we are unable to deliver the newbuilding or a vessel that we have chartered at our cost, the customer may terminate the time charter which could adversely affect our results of operations and financial condition.

The delivery of the newbuildings could be delayed or may not occur because of:

•	work stoppages or other labor disturbances or other event that disrupts the operations of the shipbuilder;

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	lack of raw materials and finished components;

•	failure of the builder to finalize arrangements with sub-contractors;

•	failure to provide adequate refund guarantees;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipbuilder;

•	hostilities, political or economic disturbances in the country where the vessels are being built;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	our requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	our inability to obtain requisite permits or approvals; or

•	a dispute with the shipbuilder.

In addition, the shipbuilding contracts for the new vessels contain a “force majeure” provision whereby the occurrence of certain events could delay delivery or possibly terminate the contract. If delivery of a vessel is materially delayed or if a shipbuilding contract is terminated, it could adversely affect our results of operations and financial condition and our ability to pay dividends to our shareholders.

Some of our directors may have conflicts of interest, and the resolution of these conflicts of interest may not be in our or our shareholders’ best interest.

    Following our purchase of Quintana on April 15, 2008, we became partners in seven joint ventures that were previously entered into by Quintana, to purchase vessels.  One of the ventures, named Christine Shipco LLC, is a joint venture among the Company, Robertson Maritime Investors LLC, or RMI, in which Corbin J. Robertson, III participates, and AMCIC Cape Holdings LLC, or AMCIC, an affiliate of Hans J. Mende, to purchase the Christine, a newbuilding Capesize drybulk carrier. In addition, we have entered into six additional joint ventures with AMCIC to purchase six newbuilding Capesize vessels. It is currently anticipated that each of these joint ventures will enter into a management agreement with us for the provision of construction supervision prior to delivery of the relevant vessel and technical management of the relevant vessel subsequent to delivery.

    Corbin J. Robertson, III is a member of our Board of Directors. Mr. Mende is a member of our Board and serves on the board of directors of Christine Shipco LLC, Hope Shipco LLC, Lillie Shipco LLC, Fritz Shipco LLC, Iron Lena Shipco LLC, Gayle Frances Shipco LLC, and Benthe Shipco LLC. Stamatis Molaris, our chief executive officer, president and a member of our Board, will also serve as a director of the seven joint ventures.

    The presence of Mr. Mende and Mr. Molaris on the board of directors of each of the other six joint ventures may create conflicts of interest because Mr. Mende and Mr. Molaris have responsibilities to these joint ventures. Their duties as directors of the joint ventures may conflict with their duties as our directors regarding business dealings between the joint ventures and us. In addition, Mr. Robertson III and Mr. Mende each have a direct or indirect economic interest in Christine Shipco LLC, and Mr. Mende has direct or indirect economic interests in each of the other six joint ventures. The economic interests of Mr. Robertson and Mr. Mende in the joint ventures may conflict with their duties as our directors regarding business dealings between the joint ventures and us.

As a result of these joint venture transactions, conflicts of interest may arise between the joint ventures and us. These conflicts may include, among others, the following situations:

•	each joint venture will be engaged in the business of chartering or rechartering its drybulk carrier and may compete with us for customers;

•
Mr. Molaris, our chief executive officer, president, and a member of our Board, will also serve as a director of each of the seven joint ventures, which may result in his spending less time than is appropriate or necessary in order to manage our business successfully; and

•
disputes may arise under the joint venture agreements and the related management agreement and resolutions of such disputes by our chief executive officer and members of our Board could be influenced by such individuals’ investment in or their capacity as members or directors of the joint ventures.

If we acquire additional dry bulk carriers and those vessels are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.

We expect to acquire additional vessels in the future. A delay in the delivery of any of these vessels to us or the failure of the contract counterparty to deliver a vessel at all could cause us to breach our obligations under a related time charter and could adversely affect our earnings, our financial condition and the amount of dividends, if any, that we pay in the future. The delivery of these vessels could be delayed or certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, or substantial damage to a vessel prior to delivery. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

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

Unless we set aside reserves for vessel replacement, at the end of a vessel’s useful life our revenue will decline.

Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends. While we have not set aside cash reserves to date, pursuant to our dividend policy, we expect to pay less than all of our available cash from operations so as to retain funds for capital expenditures, working capital and debt service. In periods where we make acquisitions, our Board of Directors may limit the amount or percentage of our cash from operations available to pay dividends.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our current operating fleet, including the vessels acquired upon our acquisition of Quintana on April 15, 2008, has an average age of approximately 8.5 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage.

We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

The majority of our vessels were acquired second-hand, and we estimate their useful lives to be 28 years from their date of delivery from the yard, depending on various market factors and management’s ability to comply with government and industry regulatory requirements. Part of our business strategy includes the continued acquisition of second hand vessels when we find attractive opportunities.

In general, expenditures necessary for maintaining a vessel in good operating condition increase as a vessel ages. Second hand vessels may also develop unexpected mechanical and operational problems despite adherence to regular survey schedules and proper maintenance. Cargo insurance rates also tend to increase with a vessel’s age, and older vessels tend to be less fuel-efficient than newer vessels. While the difference in fuel consumption is factored into the freight rates that our older vessels earn, if the cost of bunker fuels were to increase significantly, it could disproportionately affect our vessels and significantly lower our profits. In addition, changes in governmental regulations, safety or other equipment standards may require

•	expenditures for alterations to existing equipment;

•	the addition of new equipment; or

•	restrictions on the type of cargo a vessel may transport.

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

We carry insurance to protect against most of the accident-related risks involved in the conduct of our business and we maintain environmental damage and pollution insurance coverage. We do not carry insurance covering the loss of revenue resulting from vessel off-hire time. We believe that our insurance coverage is adequate to protect us against most accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. Currently, the available amount of coverage for pollution is $1 billion for dry bulk carriers per vessel per incident. However, there can be no assurance that all risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations in the past have resulted in increased costs for insurance against the risk of environmental damage or pollution. In the future, we may be unable to procure adequate insurance coverage to protect us against environmental damage or pollution.

If Oceanaut does not complete a business combination within the time limits required by the terms of its public offering and is liquidated, we will experience a loss of some of our investment in Oceanaut and we may be required to cover any shortfall in Oceanaut’s trust account for third party claims.

We have invested a total of $11 million into Oceanaut, for which we acquired 18.9% of Oceanaut’s common stock, 1,125,000 units, each of which consists of one share of common stock and one warrant, and 2,000,000 warrants. 500,000 of the units and 2,000,000 warrants, which we acquired for $6 million, have no liquidation rights. This means that if Oceanaut fails to perform a business combination within the time limits (September 6, 2008 or March 6, 2009 if certain extension criteria have been satisfied) required by the terms of its public offering and Oceanaut is liquidated, we would lose our $6 million investment in the units and warrants. In addition, in the event of a dissolution and liquidation of Oceanaut, we are required to cover any shortfall in Oceanaut’s trust account resulting from any claims of vendors, prospective target businesses or other entities for services rendered or products sold to Oceanaut, if such vendor or prospective target business or other third party does not execute a valid and enforceable waiver of any rights or claims to the trust account.

Our acquisition of Quintana will impose significant additional responsibilities on us that we may not be able to meet if we cannot hire and retain qualified personnel.

As a result of our merger with Quintana, our fleet significantly increased. This imposes significant additional responsibilities on our management and staff, as well as on the management and staff of our wholly-owned subsidiary, Maryville. Although we believe that our current staffing levels are adequate, future events that we cannot predict may require both us and Maryville to increase the number of personnel. There can be no assurance that we will be able to hire qualified personnel when needed. Difficulty in hiring and retaining qualified personnel could adversely affect our results of operations.

We may fail to realize the anticipated benefits of the merger, and the integration process could adversely impact our ongoing operations.

We and Quintana entered into the agreement and plan of merger with the expectation that the merger would result in various benefits, including, among other things, improved purchasing and placing power, an expanded customer base and ongoing cost savings and operating efficiencies. The success of the merger will depend, in part, on our ability to realize such anticipated benefits from combining our business with Quintana’s. The anticipated benefits and cost savings of the merger may not be realized fully, or at all, or may take longer to realize than expected. Failure to achieve anticipated benefits could result in increased costs and decreases in the amounts of expected revenues of the combined company.

We and Quintana operated independently until the completion of the merger. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures or policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of us and Quintana during the transition period. The integration may take longer than anticipated and may have unanticipated adverse results relating to our existing business.

We have taken on substantial additional indebtedness to finance the acquisition of Quintana and this additional indebtedness, together with the restrictions and limitations that will be contained in the credit agreement we expect to enter into, could significantly impair our ability to operate our business.

In connection with the acquisition of Quintana, we entered into a $1.4 billion senior secured credit facility that consists of a $1 billion term loan and a $400 million revolving loan. The security for the credit facility includes, among other assets, mortgages on certain vessels previously owned by us and the vessels previously owned by Quintana and assignments of earnings with respect to certain vessels previously owned by us and the vessels previously operated by Quintana. Such increased indebtedness could limit our financial and operating flexibility, requiring us to dedicate a substantial portion of our cash flow from operations to the repayment of our debt and the interest on its debt, making it more difficult to obtain additional financing on favorable terms, limiting our ability to capitalize on significant business opportunities and making us more vulnerable to economic downturns.

The credit facility contains covenants that, among other things, will limit our ability and the ability of certain of our subsidiaries to:

•	incur additional indebtedness;

•	pay dividends;

•	engage in mergers, acquisitions or consolidations;

•	create liens on assets;

•	enter into sale-leaseback transactions; and

•	enter into transactions with affiliates.

In addition, we will be required to comply with certain financial covenants in connection with the credit facility. Failure to comply with any of these covenants could result in a default under the credit facility. A default would permit lenders to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under such circumstances, we may not have sufficient funds or other resources to satisfy all of its obligations. In addition, the limitations imposed on our ability to incur additional debt and to take other action might significantly impair our ability to obtain other financing. There can be no assurance that we will be granted waivers or amendments to these covenants if for any reason we are unable to comply with such covenants or that we will be able to refinance its debt on terms acceptable to us, or at all.

Because most of our employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.

We currently employ approximately 1,100 seafarers on-board our vessels and126 land-based employees in our Athens office. The 126 employees in Athens are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labour interruptions. Any labour interruptions could disrupt our operations and harm our financial performance.

Because we generate all of our revenues in U.S. dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

We generate all of our revenues in U.S. dollars but incur approximately 20% of our vessel operating expenses in currencies other than U.S. dollars. This variation in operating revenues and expenses could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Japanese yen, the Euro, the Singapore dollar and the British pound sterling. Expenses incurred in foreign currencies against which the U.S. dollar falls in value may increase as a result of these fluctuations, therefore decreasing our net income. We do not currently hedge these risks. Our results of operations could suffer as a result.

Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.

Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered. Future hostilities or political instability in regions where we operate or may operate could have a material adverse effect on our business, results of operations and ability to pay dividends. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries where our vessels trade may limit trading activities with those countries, which could also harm our business, financial condition, results of operations and ability to pay dividends.

We may not be exempt from Liberian taxation which would materially reduce our net income and cash flow by the amount of the applicable tax.

The Republic of Liberia enacted a new income tax law generally effective as of January 1, 2001, (the “New Act”), which repealed, in its entirety, the prior income tax law, (the “Prior Law”), in effect since 1977 pursuant to which we and our Liberian subsidiaries, as non-resident domestic corporations, were wholly exempt from Liberian tax.

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping such as ourselves will not be subject to tax under the New Act retroactive to January 1, 2001 (the “New Regulations”).  In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, we and our Liberian subsidiaries will be wholly exempt from tax as under the Prior Law. If we were subject to Liberian income tax under the New Act, we and our Liberian subsidiaries would be subject to tax at a rate of 35% on our worldwide income.  As a result, our net income and cash flow would be materially reduced by the amount of the applicable tax. In addition, our stockholders would be subject to Liberian withholding tax on dividends at rates ranging from 15% to 20%.

Our obligations to issue shares of Class A common stock to Excel Management Ltd. (“Excel Management”) under the terms of our management termination agreement are dilutive to our other investors.

In the management termination agreement that we entered into in early March 2005 with Excel Management, our previous vessel manager, we agreed to issue to Excel Management 205,442 shares of our Class A common stock, which is approximately 1.5% of the total number of shares of our Class A common stock outstanding on March 2, 2005.  We further agreed to issue to Excel Management, at any time at which we issue additional shares of our Class A common stock to any third party for any reason, such number of additional shares of Class A common stock which, together with the shares of Class A common stock issued to Excel Management in the original issuance, equals 1.5% of our total outstanding Class A common stock after taking into account the third-party issuance and the shares to be issued to Excel Management under the anti-dilution provisions of the agreement.  We will not receive any consideration from Excel Management for any shares of Class A common stock issued by us to Excel Management pursuant to an anti-dilution issuance other than that already received. Our obligation with respect to anti-dilution issuances ends on December 31, 2008.  Issuances of shares of Class A common stock to Excel Management as a result of the original issuance and anti-dilution issuances we are dilutive to our shareholders. As of December 31, 2007 we issued to Excel Management 298,403 Class A common shares, consisting of 205,442 initial shares plus the 92,961 anti-dilution shares required to be issued as a result of the March 21, 2005 share issuance to other third parties.  In addition, we are required to issue to Excel Management 357,812 shares of Class A common stock under the anti-dilutive provisions of the management termination agreement as a result of our merger with Quintana.

Issuance of preferred stock may adversely affect the voting power of our shareholders and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Our articles of incorporation currently authorize our Board to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions, with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series subject to prior shareholders’ approval. If our Board determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.  The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

Class B shareholders can exert considerable control over us, which may limit future shareholders’ ability to influence our actions.

Our Class B common shares have 1,000 votes per share and our Class A common shares have one vote per share. Class B shareholders, including certain executive officers and directors, together own 100% of our issued and outstanding Class B common shares, representing approximately 76% of the voting power of our outstanding capital stock.

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

As of May 20, 2008, Argon S. A. owned approximately 11.6% of our outstanding Class A common shares and none of our outstanding Class B common shares, representing approximately 2.8% of the total voting power of our outstanding capital stock. Argon S.A. holds the shares pursuant to a trust in favor of Starling Trading Co., a corporation whose sole shareholder is Ms. Ismini Panayotides, the adult daughter of our chairman, Mr. Gabriel Panayotides.

As of May 20, 2008, Boston Industries S.A. owned approximately 0.3% of our outstanding Class A common shares and approximately 41.1% of our outstanding Class B common shares, together representing approximately 31.2% of the total voting power of our outstanding capital stock. Boston Industries S.A. is controlled by Mrs. Mary Panayotides, the wife of our chairman, Mr. Gabriel Panayotides.

As of May 20, 2008, our chairman, Mr. Gabriel Panayotides, owned approximately 15.1% of our outstanding Class B common shares and through his controlling interest in Excel Management, 0.7% of our outstanding Class A common shares, representing approximately 11.6% of the total voting power of our capital stock. Under the anti-dilutive provisions of the management termination agreement between us and Excel Management, we are required to issue to Excel Management an addition 357,812 shares of our Class A common shares following the completion of the acquisition of Quintana.  After such issuance, Excel Management will own 656,215 shares of our Class A common shares, and Mr. Panayotides, through his controlling interest in Excel Management, will have beneficial ownership over stock representing 11.8% of our voting power.

Restrictive covenants in our Credit Facility impose financial and other restrictions on us, including our ability to pay dividends.

    Our Credit Facility imposes operating and financial restrictions on us and requires us to comply with certain financial covenants. These restrictions and covenants limit our ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing under our proposed new revolving credit facility or if the payment of the dividend would result in an event of default;

•	incur additional indebtedness, including through the issuance of guarantees;

•	change the flag, class or management of our vessels;

•	create liens on our assets;

•	sell our vessels without replacing such vessels or prepaying a portion of our loan;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	change our business.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders’ consent when needed. If we do not comply with the restrictions and covenants in our revolving credit facility, we will not be able to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

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

The price of our Class A common stock may be volatile.

The price of our Class A common stock prior to and after an offering may be volatile, and may fluctuate due to factors such as:

•	actual or anticipated fluctuations in quarterly and annual results;

•	mergers and strategic alliances in the shipping industry;

•	market conditions in the industry;

•	changes in government regulation;

•	fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	announcements concerning us or our competitors; and

•	the general state of the securities market.

Future sales of our Class A common stock may depress our stock price.

The market price of our Class A common stock could decline as a result of sales of substantial amounts of our Class A common stock in the public market or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future equity offerings.

Additionally, as a result of the acquisition of Quintana, we have issued restricted shares of our Class A common stock to certain persons who previously were officers and directors of Quintana.  We have agreed to file in the immediate future a shelf registration statement to enable such shareholders to sell these shares to the public.  The sales of these shares under such registration statement could also adversely affect the market price of our Class A common stock.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.”  For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business.  For purposes of these tests, income derived from the performance of services does not constitute “passive income.”  U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income.  Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC.  Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences.  Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Taxation”), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares.  See “Taxation” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under section 883 of the Code and the applicable Treasury Regulations recently promulgated thereunder.

We do not believe that we are currently entitled to exemption under Section 883 for any taxable year.  Therefore, we are subject to an effective 2% United States federal income tax on the gross shipping income that we derive during the year that is attributable to the transport or cargoes to or from the United States.

ITEM 4 - INFORMATION ON THE COMPANY

A. History and Development of the Company

We, Excel Maritime Carriers Ltd., are a shipping company specializing in the world-wide seaborne transportation of dry bulk cargoes. We were incorporated under the laws of the Republic of Liberia on November 2, 1988 and our Class A common stock has traded on the New York Stock Exchange (the “NYSE”) under the symbol “EXM” since September 15, 2005. Prior to that date, our Class A common stock traded on the American Stock Exchange (the “AMEX”) under the same symbol.

On April 15, 2008, we completed our acquistion of Quintana.  We paid approximately $764 million in cash and approximately 23.5 million shares of our Class A common stock to existing shareholders of Quintana in exchange for all of the outstanding shares of Quintana (including shares to be issued upon exercise of warrants held by Quintana shareholders).  Following the acquisition, we now have 43,389,880 shares of our Class A common stock and 135,326 shares of our Class B common stock outstanding.

We are a provider of worldwide sea borne transportation services for dry bulk cargo including among others, iron ore, coal and grain, collectively referred to as “major bulks,” and steel products, fertilizers, cement, bauxite, sugar and scrap metal, collectively referred to as “minor bulks”. Our fleet is managed by one of our wholly-owned subsidiaries, Maryville.

The address of our registered office in Bermuda is 14 Par-la-Villa Road, Hamilton HM JX, Bermuda. We also maintain executive offices at 17th km National Road Athens-Lamia & Finikos Str., 145 64, Nea Kifisia, Athens, Greece. Our telephone number at that address dialing from the U.S. is (011) 30210 818 7000.

B. Business Overview

As of May 15, 2008, we owned a fleet of 40 vessels and, together with seven Panamax vessels under bareboat charters, operate 47 vessels (four Capesize, 14 Kamsarmax, 21 Panamax, two Supramax and six Handymax), with a total carrying capacity of approximately 3.7 million dwt.

Our Fleet

The following is a list of the operating vessels in our fleet as of May 15, 2008, including those acquired from Quintana all of which are dry bulk carriers:

Vessel Name	DWT	Year Built	Type

Lowlands Beilun	170,162	1999	Capesize
Iron Miner	177,000	2007	Capesize
Kirmar	165,500	2001	Capesize
Iron Beauty	165,500	2001	Capesize
Iron Manolis	82,300	2007	Kamsarmax
Iron Brooke	82,300	2007	Kamsarmax
Iron Lindrew	82,300	2007	Kamsarmax
Coal Hunter	82,300	2006	Kamsarmax
Pascha	82,300	2006	Kamsarmax
Coal Gypsy	82,300	2006	Kamsarmax
Iron Anne	82,000	2006	Kamsarmax
Iron Vassilis	82,000	2006	Kamsarmax
Iron Bill	82,000	2006	Kamsarmax
Santa Barbara	82,266	2006	Kamsarmax
Ore Hansa	82,229	2006	Kamsarmax
Iron Kalypso	82,204	2006	Kamsarmax
Iron Fuzeyya	82,229	2006	Kamsarmax
Iron Bradyn	82,769	2005	Kamsarmax
Grain Harvester	76,417	2004	Panamax
Grain Express	76,466	2004	Panamax
Iron Knight	76,429	2004	Panamax
Coal Pride	72,600	1999	Panamax
Iron Man (1)	72,861	1997	Panamax
Coal Age (1)	72,861	1997	Panamax
Fearless I (1)	73,427	1997	Panamax
Barbara (1)	73,390	1997	Panamax
Linda Leah (1)	73,390	1997	Panamax
King Coal (1)	72,873	1997	Panamax
Coal Glory (1)	73,670	1995	Panamax
Isminaki	74,577	1998	Panamax
Angela Star	73,798	1998	Panamax
Elinakos	73,751	1997	Panamax
Rodon	73,670	1993	Panamax
Happy Day	71,694	1997	Panamax
Birthday	71,504	1993	Panamax
Renuar	70,128	1993	Panamax
Powerful	70,083	1994	Panamax
Fortezza	69,634	1993	Panamax
First Endeavour	69,111	1994	Panamax
July M	55,567	2005	Supramax
Mairouli	53,206	2005	Supramax
Emerald	45,588	1998	Handymax
Marybell	42,552	1987	Handymax
Attractive	41,524	1985	Handymax
Lady	41,090	1985	Handymax
Princess I	38,858	1994	Handymax
Swift	37,687	1984	Handymax

Total	3,718,065

(1)           Indicates a vessel sold by Quintana to a third party in July 2007 and subsequently leased back to Quintana  under a bareboat charter.

On April 27, 2007 the Company’s Board approved the sale of M/V Goldmar for approximately $15.7 million, net of sales costs to an affiliated company. An evaluation of the sale price was made by management and was deemed to be at fair value. The vessel was delivered to her new owners on May 10, 2007. In July 2007, the Company agreed to purchase two Supramax vessels, M/V Mairouli and M/V July M for $63.0 million each. The Company took delivery of these vessels on December 11 and December 14, 2007, respectively.

In addition to the above fleet, upon acquisition of Quintana on April 15th, 2008, the Company assumed the following newbuilding contracts for eight Capesize vessels:

		Estimated
Vessel	DWT	Delivery	Ownership

Sandra (1)	180,000	Dec-08	100.0%
Christine	180,000	Mar-10	42.8%
Hope	181,000	Nov-10	50.0%
Lillie	181,000	Dec-10	50.0%
Fritz (2)	180,000	May-10	50.0%
Benthe (2)	180,000	Jun-10	50.0%
Gayle Frances (2)	180,000	Jul-10	50.0%
Iron Lena (2)	180,000	Aug-10	50.0%

Total	1,442,000

(1)	Formerly M/V Iron Endurance
(2)	No refund guarantees have yet been received for the newbuilding contracts owned by these subsidiaries. These vessels may be delayed in delivery or may never be delivered at all.

Our Business Strategy

Our business strategy includes:

•      Fleet Expansion and Reduction in Average Age. We intend to continue to grow and, over time, reduce the average age of our fleet.  Most significantly, our recent acquisition of Quintana has allowed us to add 29 young and well maintained dry bulk carriers to our fleet.  Our vessel acquisition candidates generally are chosen based on economic and technical criteria.  We also expect to explore opportunities to sell some of our older vessels at attractive prices.

•      Capitalizing on our Established Reputation. We believe that we have established a reputation in the international shipping community for maintaining high standards of performance, reliability and safety.  Since the appointment of new management in 1998 (Maryville), the Company has not suffered the total loss of a vessel at sea or otherwise.  In addition, our wholly-owned management subsidiary, Maryville, carries the distinction of being one of the first Greece-based ship management companies to have been certified ISO 14001 compliant by Bureau Veritas.

•      Expansion of Operations and Client Base.  We aim to become one of the world's premier full service dry bulk shipping companies.  The acquisition of Quintana was an important step towards achieving this goal.  Following the merger, we now operate a fleet of 47 vessels with a total carrying capacity of 3.7 million dwt and a current average age of approximately 8.5 years, which makes us one of the largest dry bulk shipping companies in the industry and gives us the largest dry bulk fleet by dwt operated by any U.S.-listed company.  We also anticipate considerable synergy benefits from the merger.

•      Balanced Fleet Deployment Strategy. Our fleet deployment strategy seeks to maximize charter revenue throughout industry cycles while maintaining cash flow stability. We intend to achieve this through a balanced portfolio of spot and period time charters.  Upon completion of their current charters, our recently acquired vessels may or may not be employed on spot / short-duration time charters, depending on the market contitions at the time.

Competitive Strengths

We believe that we possess a number of competitive strengths in our industry:

•      Experienced Management Team. Our management team has significant experience in operating dry bulk carriers and expertise in all aspects of commercial, technical, operational and financial areas of our business, promoting a focused marketing effort, tight quality and cost controls, and effective operations and safety monitoring.

•      Strong Customer Relationships. We have strong relationships with our customers and charterers that we believe are the result of the quality of our fleet and our reputation for quality vessel operations. Through our wholly-owned management subsidiary, Maryville, we have many long-established customer relationships, and our management believes it is well regarded within the international shipping community. During the past 16 years, vessels managed by Maryville have been repeatedly chartered by subsidiaries of major dry bulk operators, including Oldendorff Carriers GMBH & Co. KG and Rizzo Bottiglieri De Carlini Armatori Spa. In 2007, we derived approximately 44% of our gross revenues from five charterers (out of which approximately 12% was derived from a single charterer, Armada (Singapore) Pte Ltd.).

•      Cost Efficient Operations. We historically operated our fleet at competitive costs by carefully selecting second hand vessels, competitively commissioning and actively supervising cost efficient shipyards to perform repair, reconditioning and systems upgrading work, together with a proactive preventive maintenance program both ashore and at sea, and employing professional, well trained masters, officers and crews. We believe that this combination has allowed us to minimize off-hire periods, effectively manage insurance costs and control overall operating expenses.

Corporate Structure

We own each of our vessels through separate wholly-owned subsidiaries incorporated in Liberia, the Marshall Islands and Cyprus. Until December 31, 2004 the operations of our vessels were managed by Excel Management, an affiliated Liberian corporation formed on January 13, 1998, under a management agreement that was terminated early March 2005, with effect from January 1, 2005. From March 2001 until we terminated our management agreement, Excel Management subcontracted to Maryville some of the management services. These services were provided at market rates and included technical management, such as managing day-to-day vessel operations including supervising the crewing, supplying, maintaining and drydocking of vessels, commercial management regarding identifying suitable vessel charter and sale/purchase opportunities, and certain accounting services. Since January 1, 2005, our vessels have been managed by Maryville, while Excel Management has acted as our broker with respect to, among other matters, the employment of our vessels under a brokering agreement concluded on March 4, 2005 and pursuant to our instructions. Our brokering agreement with Excel Management is discussed in more detail in “Operations & Ship Management” below.

In addition, as at December 31, 2006 we owned 75% of the outstanding common stock of Oceanaut Inc. (“Oceanaut”), a corporation in the development stage, organized on May 3, 2006 under the laws of the Republic of the Marshall Islands. Oceaunaut was formed to acquire, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry. The remaining 25% of Oceanaut was held by certain of Excel’s officers and directors. Upon its incorporation, Oceanaut issued to its shareholders an aggregate of 4,687,500 shares of common stock and 3,000,000 warrants to purchase an aggregate of 3,000,000 shares of common stock at an exercise price of $7.00 per share for a consideration of $25,000.

On March 6, 2007 Oceanaut completed its initial public offering in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). In this respect, 18,750,000 units (“Units”) were sold at a price of $8.00 per Unit, raising gross proceeds of $150.0 million.  Prior to the closing of the initial public offering, Oceanaut consummated a private placement of 1,125,000 units at $8.00 per unit price and 2,000,000 warrants at $1.00 per warrant to Excel, raising gross proceeds of $11.0 million. Each unit issued in the initial public offering and the private placement consists of one share of Oceanaut’s common stock and one warrant to purchase one share of common stock.

In the event that Oceanaut does not consummate a Business Combination within 18 months from the date of the consummation of the Offering (March 6, 2007), or 24 months from the consummation of the Offering if certain extension criteria have been satisfied, Excel will forfeit part of its investment made in the private placement amounting to approximately $6 million.

The initial public offering and the private placement generated gross proceeds in an aggregate of $161.0 million intended to be used to complete a business combination with a target business that has not been defined yet. Therefore, an amount of approximately 95% of the gross proceeds, after payment of certain amounts to the underwriters, is held in a trust account until the earlier of (i) the consummation of a Business Combination or (ii) the distribution of the trust account under Oceanaut’s liquidation procedure. The remaining proceeds including also 500,000 units and 2,000,000 warrants (sold to Excel during the private placement which do not have any rights to liquidation distribution and amounts to $6.0 million) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses, as well as claims raised by any third party.

In addition, in the event of a dissolution and liquidation of Oceanaut, Excel will cover any short fall in the trust account resulted by any claims of various vendors, prospective target businesses or other entities for services rendered or products sold to Oceanaut if such vendor or prospective target business or other third party does not execute a valid and enforceable waiver of any rights or claims to the trust account.

Following the initial public offering and the private placement, Excel owns approximately 18.9% of the issued and outstanding shares of Oceanaut, while a percentage of 3.4% is held by certain of Excel’s officers and directors. In addition, certain officers and directors of Excel also serve as officers and directors of Oceanaut.

On October 12, 2007, Oceanaut entered into definitive agreements pursuant to which it agreed to: (i) purchase, for an aggregate purchase price of $700.0 million in cash, nine dry bulk vessels from a third party, (ii) issue 10,312,500 shares of its common stock, at a purchase price of $8.00 per share, in a private placement by separate companies associated with the third party. On February, 19, 2008, the agreements were terminated by mutual consent. Additional information regarding Oceanaut is provided under the section “Recent Developments”.

On April 15, 2008, we completed our acquisition of Quintana. As a result of the acquisition, Quintana operates as a wholly owned subsidiary of Excel under the name Bird Acquisition Corp. Under the terms of the merger agreement, each issued and outstanding share of Quintana common stock was converted into the right to receive (i) $13.00 in cash and (ii) 0.3979 Excel Class A common shares.  Total compensation paid by us for the acquisition of Quintana was approximately $764 million in cash and approximately 23.5 million shares of Class A common shares.  Following the acquisition, the Company operates a fleet of 47 vessels with a total carrying capacity of approximately 3.7 million DWT and an average age of approximately 8.5 years.

Except as otherwise noted, Excel is the sole owner of all the outstanding shares of the following subsidiaries as of May 15, 2008, each of which was formed for the purpose of owning a vessel in Excel’s fleet:

Company	Country of Incorporation	Vessel Name

Lowlands Beilun Shipco LLC	Marshall Islands	Lowlands Beilun
Iron Miner Shipco LLC	Marshall Islands	Iron Miner
Kirmar Shipco LLC	Marshall Islands	Kirmar
Iron Beauty Shipco LLC	Marshall Islands	Iron Beauty
Iron Manolis Shipco LLC	Marshall Islands	Iron Manolis
Iron Brooke Shipco LLC	Marshall Islands	Iron Brooke
Iron Lindrew Shipco LLC	Marshall Islands	Iron Lindrew
Coal Hunter Shipco LLC	Marshall Islands	Coal Hunter
Pascha Shipco LLC	Marshall Islands	Pascha
Coal Gypsy Shipco LLC	Marshall Islands	Coal Gypsy
Iron Anne Shipco LLC	Marshall Islands	Iron Anne
Iron Vassilis Shipco LLC	Marshall Islands	Iron Vassilis
Iron Bill Shipco LLC	Marshall Islands	Iron Bill
Santa Barbara Shipco LLC	Marshall Islands	Santa Barbara
Ore Hansa Shipco LLC	Marshall Islands	Ore Hansa
Iron Kalypso Shipco LLC	Marshall Islands	Iron Kalypso
Iron Fuzeyya Shipco LLC	Marshall Islands	Iron Fuzeyya
Iron Bradyn Shipco LLC	Marshall Islands	Iron Bradyn
Grain Harvester Shipco LLC	Marshall Islands	Grain Harvester
Grain Express Shipco LLC	Marshall Islands	Grain Express
Iron Knight Shipco LLC	Marshall Islands	Iron Knight
Coal Pride Shipco LLC	Marshall Islands	Coal Pride
Iron Man Shipco LLC (6)	Marshall Islands	Iron Man
Coal Age Shipco LLC (6)	Marshall Islands	Coal Age
Fearless Shipco LLC (6)	Marshall Islands	Fearless I
Barbara Shipco LLC (6)	Marshall Islands	Barbara
Linda Leah Shipco LLC (6)	Marshall Islands	Linda Leah
King Coal Shipco LLC (6)	Marshall Islands	King Coal
Coal Glory Shipco LLC (6)	Marshall Islands	Coal Glory
Fianna Navigation S.A.	Liberia	Isminaki

Company	Country of Incorporation	Vessel Name

Marias Trading Inc.	Liberia	Angela Star
Yasmine International Inc.	Liberia	Elinakos
Tanaka Services Ltd.	Liberia	Rodon
Amanda Enterprises Ltd.	Liberia	Happy Day
Whitelaw Enterprises Co.	Liberia	Birthday
Candy Enterprises Inc.	Liberia	Renuar
Fountain Services Ltd.	Liberia	Powerful
Harvey Development Corp.	Liberia	Fortezza
Teagan Shipholding S.A.	Liberia	First Endeavour
Minta Holdings S.A.	Liberia	July M
Odell International Ltd.	Liberia	Mairouli
Ingram Limited	Liberia	Emerald
Snapper Marine ltd.	Liberia	Marybell
Barland Holdings Inc.	Liberia	Attractive
Centel Shipping Company Limited	Cyprus	Lady
Castalia Services Ltd.	Liberia	Princess I
Liegh Jane Navigation S.A.	Liberia	Swift
Sandra Shipco LLC (1) (5)	Marshall Islands	Sandra
Christine Shipco LLC (1) (2)	Marshall Islands	Christine
Hope Shipco LLC (1) (3)	Marshall Islands	Hope
Lillie Shipco LLC (1) (3)	Marshall Islands	Lillie
Fritz Shipco LLC (1) (3) (4)	Marshall Islands	Fritz
Benthe Shipco LLC (1) (3) (4)	Marshall Islands	Benthe
Gayle Frances Shipco LLC (1) (3) (4)	Marshall Islands	Gayle Frances
Iron Lena Shipco LLC (1) (3) (4)	Marshall Islands	Iron Lena

(1)	Newbuilding vessels.
(2)	Christine Shipco LLC is owned 42.8% by the Company.
(3)	Consolidated joint venture owned 50% by the Company.
(4)	No refund guarantees have yet to be received for the newbuilding contracts owned by these subsidiaries. These vessels may be delayed in delivery or may never be delivered at all.
(5)	Formerly Iron Endurance Shipco LLC.
(6)	Indicates a Company whose vessel was sold to a third party in July 2007 and subsequently leased back under a bareboat charter.

We have also established the following companies to acquire vessels:

Company	Country of incorporation	Date of incorporation
Magalie Investments Corp.	Liberia	March 2005
Melba Management Ltd.	Liberia	April 2005
Naia Development Corp.	Liberia	April 2005

The following dormant wholly-owned subsidiaries were dissolved in 2007:

Company
Tortola Shipping Company Limited
Storler Shipping Company Limited
Becalm Shipping Company Limited
Madlex Shipping Company Limited

In addition, Pisces Shipholding Ltd. remains dormant following the sale of the M/V Goldmar in May 2007.

Non Ship-owning Wholly-owned Subsidiaries:

Company	Country of incorporation	Date of incorporation
Maryville Maritime Inc.	Liberia	August 1983
Point Holdings Ltd. (1)	Liberia	February 1998
Thurman International Ltd	Liberia	April 2002
Bird Acquisition Corp. (2)	Marshall Islands	January, 2008
Quintana Management LLC	Marshall Islands	February, 2005
Quintana Logistics LLC	Marshall Islands	December, 2005

(1)	Point Holdings Ltd. is the parent company (100% owner) of one Cypriot and seventeen Liberian ship-owning companies and four Liberian companies.

(2)
Bird Acquisition Corp. (“Bird”) is the parent company (100% owner) of 29 Marshall Islands ship-owning companies and one Maltese ship-owning company. Bird is also a joint-venture partner in seven Marshall Island ship-owning companies, six of which are 50% owned by Bird and one 42.8% owned by Bird. Bird is the successor-in-interest to Quintana Maritime Ltd.

Equity investee as of December 31, 2007

Company	Country of incorporation	Date of incorporation
Oceanaut Inc. (1)	Republic of the Marshall Islands	May 2006

(1) As of December 31, 2007, the Company owns 18.9% of Oceanaut Inc.

Operations and Ship Management

Historically, our fleet was managed by Excel Management, an affiliated Liberian corporation formed on January 13, 1998 and controlled by our Chairman of the Board of Directors, under a five-year management agreement. Excel Management had sub-contracted Maryville to perform some of these management services. Maryville became a wholly-owned subsidiary of Excel on March 31, 2001.

In order to streamline operations, reduce costs and take control of the technical and commercial management of our fleet, in early March 2005, with effect from January 1, 2005, we reached an agreement with Excel Management to terminate the management agreement, the term of which was scheduled to extend until April 30, 2008. The technical and commercial management of our fleet was assumed by Maryville in order to eliminate the fees we would have paid to Excel Management for the remaining term of the management agreement, which would have increased substantially given the expansion of our fleet.

 In the management termination agreement, we agreed to issue to Excel Management 205,442 shares of our Class A common stock, which was approximately 1.5% of the total number of shares of our Class A common stock outstanding on March 2, 2005.  We further agreed to issue to Excel Management, at any time at which we issue additional shares of our Class A common stock to any third party for any reason, such number of additional shares of Class A common stock which, together with the shares of Class A common stock issued to Excel Management in the original issuance, equals 1.5% of our total outstanding Class A common stock after taking into account the third-party issuance and the shares to be issued to Excel Management under the anti-dilution provisions of the agreement.  We will not receive any consideration from Excel Management for any shares of Class A common stock issued by us to Excel Management pursuant to an anti-dilution issuance other than that already received. Our obligation with respect to anti-dilution issuances ends on December 31, 2008.  Issuances of shares of Class A common stock to Excel Management as a result of the original issuance and anti-dilution issuances will be dilutive to our shareholders.

On June 19, 2007, as a result of Excel Management’s exercise of its option under the termination agreement, we issued to Excel Management 298,403 Class A common shares (representing the 205,442 Class A common shares described in the termination agreement and 92,961 additional Class A common shares to reflect the necessary anti-dilution adjustment resulting from the issuance of Class A common stock by us since March 2005) in exchange for a payment of approximately $2.0 million.  In addition, as a result of our acquisition of Quintana, we are required to issue 357,812 Class A common shares to Excel Management under the anti-dilution provisions of our agreement with Excel Management. As of May 15, 2008, these shares have not been issued.

On March 4, 2005, we also entered into a one-year brokering agreement with Excel Management. Under this brokering agreement, Excel Management will, pursuant to our instructions, act as our broker with respect to, among other matters, the employment of our vessels.  For its chartering services under the brokering agreement, Excel Management will receive a commission fee equal to 1.25% of the revenue of our vessels. This agreement extends automatically for successive one-year terms at the end of its initial term and may be terminated by either party upon twelve months prior written notice. The agreement was automatically extended by another year on March 4, 2008.

Permits and Authorizations

The business of the Company and the operation of its vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, the Company cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale price or useful life of its vessels. Additional conventions, laws and regulations may be adopted which could limit the ability of the Company to do business or increase the cost of its doing business.

The Company is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to its operations. The kinds of permits, licenses, certificates and other authorizations required for each vessel depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of the vessel.  Subject to these factors, as well as the discussion below, the Company believes that it has been and will be able to obtain all permits, licenses and certificates material to the conduct of its operations. However, additional laws and regulations, environmental or otherwise, may be adopted which could limit the Company’s ability to do business or increase the Company’s cost of doing business and which may materially adversely affect the Company’s operations.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of dry bulk carriers. A variety of government and private entities subject dry bulk vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies, flag state administrations (country of registry), charterers or contract of affreightment counterparties, and terminal operators. Certain of these entities will require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the dry bulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of officers and crews and compliance with local, national and international environmental laws and regulations.  We believe that the operations of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations.

International Maritime Organization (“IMO”).

The IMO (the United Nations agency for maritime safety and the prevention of pollution by ships) has adopted the International Convention for the Prevention of Marine Pollution, 1973, as modified by the related Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention.  The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. The IMO adopted regulations that set forth pollution-prevention requirements applicable to drybulk carriers. These regulations have been adopted by over 150 nations, including many of the jurisdictions in which the Company’s vessels operate.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships. Annex VI was ratified in May 2004 and became effective in May 2005. Annex VI set limits on emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI regulations pertaining to nitrogen oxide emissions apply to diesel engines on vessels built on or after January 1, 2000 or diesel engines undergoing major conversions after such date. We believe that all our vessels comply in all material respects with Annex VI. Additional or new conventions, laws and regulations may be adopted that could adversely affect our business, results of operations, cash flows and financial condition.

In February 2007, the United States proposed a series of amendments to Annex VI regarding particulate matter, NOx and SOx emission standards. The proposed emission program would reduce air pollution from ships by establishing a new tier of performance-based standards for diesel engines on all vessels and stringent emission requirements for ships that operate in coastal areas with air-quality problems.  On June 28, 2007, the World Shipping Council accounced its support for these amendments.  If these amendments are implemented, we may incur costs to comply with the proposed standards.

The IMO also has adopted the International Convention for the Safety of Life at Sea, or SOLAS Convention and the International Convention on Load Lines, 1966, or LL convention, which imposes a variety of standards to regulate design and operational features of ships. SOLAS Convention standards are revised periodically. We believe that all our vessels are in substantial compliance with SOLAS Convention standards.

Under Chapter IX of SOLAS Convention, the IMO adopted the International Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”). The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the Company’s applicable vessels is ISM code-certified. However, there can be no assurance that such certifications will be maintained indefinitely.

The United States Oil Pollution Act of 1990.

The Unites States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade with the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its two hundred nautical mile exclusive economic zone around the United States.

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

(i)  natural resources damages and the costs of assessment thereof;

(ii)  real and personal property damages;

(iii)  net loss of taxes, royalties, rents, fees and other lost revenues;

(iv)  lost profits or impairment of earning capacity due to property or natural resources damage; and

(v)  net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

As a result of 2006 amendments to the law, OPA limits the liability of responsible parties to the greater of $950 per gross ton or $0.8 million per drybulk vessel that is over 300 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or wilful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.  OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

We currently maintain for each of our vessel’s pollution liability coverage insurance in the amount of $1 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, it would have a material adverse effect on our business.

OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. Current Coast Guard regulations which were adopted in 1994 require evidence of financial responsibility in the amount of $900 per gross ton, which includes an OPA limitation on liability of $600 per gross ton and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, liability limit of $300 per gross ton. On February 6, 2008, the Coast Guard proposed amendments to it financial responsibility regulations to increase the amounts to reflect the 2006 amendments to OPA. The increased amounts will become effective 90 days after the proposed regulations are finalized. Liability under CERCLA is however limited to the greater of $300 per gross ton or $5 million. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Under OPA, an owner or operator of a fleet of vessels required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA.

The United States Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defence that it may have had against the responsible party and is limited to asserting those defences available to the responsible party and the defence that the incident was caused by the wilful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defences.

The United States Coast Guard’s financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. The Company has complied with the United States Coast Guard regulations by providing a financial guaranty from a related company evidencing sufficient self-insurance.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company’s vessels call.

Other Environmental Initiatives.

The European Union is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any may be promulgated by the European Union or any other country or authority.

Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended in 2000, (the “CLC”), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended and supplemented. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defences. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR.  Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons liability is limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over

5,000. For vessels of over 140,000 gross tons, liability is limited to 89.77 million SDR.  The exchange rate between SDRs and U.S. dollars was 0.615181 SDR per U.S. dollar on April 29, 2008. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships.  The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

The United States Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances into United States navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages. The CWA complements the remedies available under the more recent OPA and CERCLA, discussed above. A recent U.S. federal court decision could result in a requirement for vessels to obtain CWA permits for the discharge of ballast water in U.S. ports.  The U.S. Environmental Protection Agency, or EPA, has exempted vessels from this permit requirement. However, in Northwest Environmental Advocates v. EPA, N.D. Cal., No. 03-05760 SI (March 31, 2005), the U.S. District Court for the Northern District of California ordered the EPA to repeal the exemption. On September 18, 2006, the court issued an order invalidating the exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date.  The EPA filed a notice of appeal of this decision but is proceeding with the development of a permit program for discharge of ballast water and other wasterwater incidental to the normal operations of vessels. IF the EPA's appeal is unsuccessful, our vessels may be subject to Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the cost of operating in the United States.  For example, this could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the U.S. Environmental Protection Agency, or EPA, to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas are equipped with vapor control systems that satisfy these requirements.  In December 1999 and January 2003, the EPA issued final rules regarding emissions standards for marine diesel engines.  The final rule apply emissions standards to new engines beginning with the 2004 model year.  In the preambles to the final rules, the EPA noted that it may revisit the application of emissions standards to rebuilt or remanufactured engines if the industry does not take steps to introduce new pollution control technologies.  While adoption of such standards could require modifications to some existing marine diesel engines, the extent to which our vessels could be affected cannot be determined at this time.  The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas.  Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor control systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, based on the regulations that have been proposed to date, we believe that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

The United States National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. In July 2004, NISA established a mandatory ballast water management program for ships entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA’s reporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with the act’s guidelines, compliance can also be achieved through the retention of ballast water on board the ship, or the use of environmentally sound alternative ballast water management methods approved by the United States Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on the drybulk shipping industry.

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

The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 countries, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping.  As of March 31, 2008, the BWM Convention has been adopted by thirteen states, representing 3.6% of world tonnage.

Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases,” may be contributing to warming of the Earth’s atmosphere.  According to the IMO’s study of greenhouse gases emissions from the global shipping fleet, greenhouse emissions from ships are predicted to rise by 38% to 72% due to increased bunker consumption by 2020 if corrective measures are not implemented.  Any passage of climate control legislation or other regulatory initiatives by the IMO or individual countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures we cannot predict with certainty at this time.

The International Dry Bulk Shipping Market

The dry bulk shipping market is the primary provider of global commodities transportation. Approximately one third of all seaborne trade is dry bulk related.

After three consecutive years in which demand for seaborne trade has grown faster than newbuilding supply, the situation was reversed in mid-2005. While demand growth slowed, a new all-time high for newbuilding deliveries, together with minimal scraping, resulted in a weaker market in 2005 which continued in the first half of 2006. Beginning with the second half of 2006, the market showed signs of significant strength which continued in 2007 with the Baltic Dry Index closing the year 2007 at 9,143. Since the end of 2007, the market has remained at high levels and on May 20, 2008, the Baltic Dry Index reached an all-time high.

During 2007, dry bulk trade growth increased by approximately 6%. This increase was primarily attributed to the heavy demand for major bulk commodities, such as iron ore and coal, from the Far East region and more specifically from China. China’s economy in 2007 continued growing at a record pace of almost 11.5% due to the country’s rapid industrial growth as evidenced by the 17.4% industrial production growth rate in 2007.

On the supply side, the world fleet grew in 2007 by approximately 6.8% in terms of dwt to 388.6 million, net of vessels scrapped. Scrapping of vessels for 2007 was again at a low level at approximately 0.6 million dwt as most of the owners elected to take advantage of the favorable shipping markets instead of scrapping their vessels.

Customers

The Company has many long-established customer relationships, and management believes it is well regarded within the international shipping community. During the past 17 years, vessels managed by Maryville have been repeatedly chartered by subsidiaries of major dry bulk operators. In 2007, we derived approximately 44 % of our gross revenues from five charterers listed below:

Armada (Singapore) Pte Ltd	12%
Oldendorff Carriers GMBH and Co KG	10%
Rizzo Bottiglieri De Carlini Armatori Spa	9%
Deiulemar Shipping SPA	8%
Daeyang Shipping Co., Ltd	5%

Following our acquisition of Quintana on April 15, 2008, all 14 of our Kamsarmax vessels and three Panamax vessels will be on time charter to Bunge, an agribusiness, until December 31, 2010. Consequently, a significant portion of our future revenues will be derived from Bunge – see “Risk Factors” above for further details.

Inspection by Classification Society

The hull and machinery of every commercial vessel must be classed by a classification society authorised by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. The Company’s vessels, including those vessels delivered to us upon our acquisition of Quintana on April 15, 2008, have been certified as being “in class” by their respective classification societies which are Bureau Veritas, American Bureau of Shipping, Nippon Kaiji Kyokai, Det Norske Veritas and Lloyd’s Register of Shipping.

In addition, Maryville believed in "Safety Management and Quality" long before they became mandatory by the relevant institutions. Although the shipping industry was aware that Safety Management (ISM CODE) would become mandatory as of July 1, 1998, Maryville, in conjunction with ISO 9002:1994, commenced operations back in 1995 aiming to voluntarily implement both systems well before the International Safety Management date.

Maryville was the first ship management company in Greece to receive simultaneous ISM and ISO Safety and Quality Systems Certifications in February 1996, for the safe operation of dry cargo vessels. Both systems were successfully implemented in the course of the years, until a new challenge ISO 9001: 2000 and ISO 14001:1996 was set. At the end of 2003, Maryville’s management system was among the first five company management systems to have been successfully audited and found to be in compliance with both management system standards mentioned above. Certification to Maryville was issued in early 2004.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. The Company’s vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry-docked every two to three years for inspection of the underwater parts of such vessel.

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

The Company maintains hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. The Company does not carry insurance covering the loss of revenue resulting from vessel off-hire time. The Company believes that its insurance coverage is adequate to protect it against most accident-related risks involved in the conduct of its business and that it maintains appropriate levels of environmental damage and pollution insurance coverage. Currently, the available amount of coverage for pollution is $1 billion for dry bulk carriers per vessel per incident. However, there can be no assurance that all risks are adequately insured against, that any particular claim will be paid or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates.

C. Organizational Structure

We are the parent company of the following subsidiaries as of May 15, 2008 :

Subsidiary	Place of Incorporation	Percentage of Ownership

Maryville Maritime Inc.	Liberia	100%
Point Holdings Ltd. (1)	Liberia	100%
Bird Acquisition Corp.	Marshall Islands	100%

(1)  Point Holdings Ltd. is the parent company of the following, wholly-owned indirect ship-owning subsidiaries: Fianna Navigation S.A., Marias Trading Inc., Yasmine International Inc., Tanaka Services Ltd., Amanda Enterprises Inc., Whitelaw Enterprises Co., Candy Enterprises Inc., Fountain Services Ltd., Harvey Development Corp., Teagan Shipholding S.A., Minta Holdings S.A., Odell International Ltd., Ingram Limited, Snapper Marine ltd., Barland Holding Inc., Centel Shipping Company Limited, Castalia Services Ltd. and Liegh Jane Navigation S.A.

(2)  Bird Acquisition Corp. is the parent company of the following, wholly-owned indirect ship-owning subsidiaries:  Lowlands Beilun Shipco LLC, Iron Miner Shipco LLC, Kirmar Shipco LLC, Iron Beauty Shipco LLC, Iron Manolis Shipco LLC, Iron Brooke Shipco LLC, Iron Lindrew Shipco LLC, Coal Hunter Shipco LLC, Pascha Shipco LLC, Coal Gypsy Shipco LLC, Iron Anne Shipco LLC, Iron Vassilis Shipco LLC, Iron Bill Shipco LLC, Santa Barbara Shipco LLC, Ore Hansa Shipco LLC, Iron Kalypso Shipco LLC, Iron Fuzeyya Shipco LLC, Iron Bradyn Shipco LLC, Grain Harvester Shipco LLC, Grain Express Shipco LLC, Iron Knight Shipco LLC, Coal Pride Shipco LLC, Iron Man Shipco LLC, Coal Age Shipco LLC, Fearless I Shipco LLC, Barbara  Shipco LLC, Linda Leah Shipco LLC, King Coal Shipco LLC, Coal Glory Shipco LLC and Iron Endurance Shipco LLC.

In addition, Bird Acquisition Corp. owns 42.8% of the outstanding stock of Christine Shipco LLC and 50% of the outstanding stock of Hope Shipco LLC, Lillie  Shipco LLC, Fritz  Shipco LLC, Benthe Shipco LLC, Gayle Frances Shipco LLC and Iron Lena  Shipco LLC.  Each of the foregoing subsidiaries has been formed for newbuilding vessels.

D. Property, Plant and Equipment

We do not own any real estate property. Our management agreement with Maryville includes terms under which we and our subsidiaries are being offered office space, equipment and secretarial services at 17th km National Road Athens-Lamia & Finikos Str., Nea Kifisia, Athens, Greece. Maryville has a rental agreement for the rental of these office premises with an unrelated party.

ITEM 4A – UNRESOLVED STAFF COMMENTS

None.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this report. This discussion includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the “Risk Factors” section and elsewhere in this report.

A. Operating Results

Factors Affecting Our Results of Operations

Voyage Revenues from Vessels

Gross revenues from vessels consist primarily of (i) hire earned under time charter contracts, where charterers pay a fixed daily hire or (ii) amounts earned under voyage charter contracts, where charterers pay a fixed amount per ton of cargo carried. Gross revenues are also affected by the proportion between voyage and time charters, since revenues from voyage charters are generally higher than equivalent time charter hire revenues, as they are of a shorter duration and cover all costs relating to a given voyage, including port expenses, canal dues and fuel (bunker) costs. Accordingly, year-to-year comparisons of gross revenues are not necessarily indicative of the fleet’s performance. The time charter equivalent per vessel (“TCE”), which is defined as gross revenue per day less commissions and voyage costs, provides a more accurate measure for comparison.

Voyage Expenses and related party voyage expenses

Voyage expenses and related party voyage expenses consist of all costs relating to a given voyage, including port expenses, canal dues, fuel costs, net of gains or losses from the sale of bunkers to charterers, and commissions. Under voyage charters, the owner of the vessel pays such expenses whereas under time charters the charterer pays such expenses excluding commissions. Therefore, voyage expenses can fluctuate significantly from period to period depending on the type of charter arrangement.

Vessel Operating Expenses

Vessel operating expenses consist primarily of crewing, repairs and maintenance, lubricants, victualling, stores and spares and insurance expenses. The vessel owner is responsible for all vessel operating expenses under voyage charters and time charters.

Depreciation

Vessel acquisition cost and subsequent improvements are depreciated on a straight-line basis over the remaining useful life of each vessel, estimated to be 28 years from the date of construction. In computing vessel depreciation, the estimated salvage value is also taken into consideration. Depreciation of office, furniture and equipment is calculated on a straight line basis over the estimated useful life of the specific asset placed in service, which ranges from 3 to 9 years.

Amortization of Dry-docking and Special Survey Costs

As of December 31, 2005, dry-docking and special survey costs were deferred and amortized on a straight-line basis over a period of 2.5 years and 5 years, respectively which approximated the next dry-docking and special survey due dates. Following management’s reassessment of the service lives of these costs during 2006, the amortization period of the deferred special survey costs was changed from 5 years to the earliest between the date of the next dry-docking and 2.5 years for all surveys.  The effect of this change in accounting estimate, which does not require retrospective adoption as per SFAS 154 “Accounting Changes and Error Corrections” was to decrease net income and basic and diluted earnings per share for the year ended December 31, 2006 by $655,000 or $0.03 per share, respectively.

Results of Operations

Fiscal Year ended December 31, 2007 Compared to Fiscal Year ended December 31, 2006

Voyage Revenues

Voyage revenues increased by $53.2 million or 43.1%, to $176.7 million for the year ended December 31, 2007 compared to $123.5 million for the same period in 2006.  This increase was primarily due to the increase in the time charter equivalent earned per ship per day during 2007 of $28,942 compared to $19,195 during 2006.

Voyage Expenses and Related Party Voyage Expenses

Voyage expenses and related party voyage expenses, which primarily consist of commissions, port, canal and fuel costs, net of gains or losses from the sales of bunkers to time charterers, increased by $3.7 million, or 38.5%, to $13.3 million for 2007, compared to $9.6 million for 2006. The increase is driven by higher commission costs which increased by 43.5% to $12.2 million in 2007 from $8.5 million in 2006.

Vessel Operating Expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, increased by $3.2 million, or 10.5%, to $33.6 million for 2007 compared to $30.4 million for 2006. Daily vessel operating expenses per vessel increased by $699 or 14.3%, to $5,600 for 2007, compared to $4,901 for 2006. This increase is primarily due to increased maintenance costs as well as increased crew costs due to the annual pay increases.

Depreciation and Amortization

Depreciation and amortization, which includes depreciation of vessels, depreciation of office furniture and equipment, as well as amortization of dry docking and special survey costs increased by $1.8 million, or 6% to $31.8 million for 2007 compared to $30 million for 2006. This increase is primarily due to increased amortization charges of $2.3 million mainly due to the change in accounting estimate relating to the amortization of special survey costs that is discussed more fully below under “Critical Accounting Policies.”

General and Administrative Expenses

General and administrative expenses, increased by $2.9 million, or 29%, to $12.9 million for 2007 compared to $10.0 million for 2006. Our general and administrative expenses include salaries and other related costs of the executive officers and other employees, office rents, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, long-term compensation costs and corporate overheads. The general and administrative costs were higher during 2007 compared to 2006 primarily due to the increase in the overall level of salaries and bonuses paid in 2007. In 2007, general and administrative expenses represented approximately 7.3% of revenues for the year compared to 8.1% of revenues in 2006. The percentage reduction is principally due to the higher revenues generated by the fleet in 2007.

Gain on Sale of Vessels

In 2007, one vessel was sold resulting in a gain of approximately $6.2 million. No vessels were sold during 2006.

Interest and Finance Costs, net

Interest and finance costs, net amounted to $7.5 million in 2007, a decrease of $5.1 million, compared to the $12.6 million in 2006 mainly due to interest income of $7.5 million in 2007 compared with $4.1 million in 2006, repayment of loans within the year and the competitive interest rate of 1.875% of our $150 million. Convertible Senior Notes offered in October 2007 (please refer to Note 8 of the accompanying consolidated financial statements). The 2007 and 2006 amounts include unrealized losses of $0.7 million and $0.8 million, respectively, attributable to the mark-to-market valuation of interest rate swaps that do not qualify for hedge accounting.

U.S. Source Income Taxes

U.S source income taxes amounted to $0.5 million for 2007 compared to $0.4 million in 2006.

Income from Investments

Income from investments of $0.9 million relates to our share of the earnings of Oceanaut after March 7, 2007 when Oceanaut completed its initial public offering discussed under “Item 4 - Information on the Company - Corporate Structure”. There was no income from investments during the year ended December 31, 2006.

Fiscal Year ended December 31, 2006 Compared to Fiscal Year ended December 31, 2005

Voyage Revenues

Voyage revenues increased by $5.4 million or 4.6%, to $123.5 million for the year ended December 31, 2006 compared to $118.1 million for the same period in 2005.  This increase was primarily attributed to the increase of the total available days for the fleet to 5,934 for 2006 from 5,070 in 2005 related to the change in the average number of vessels operating from 14.4 in 2005 to 17 in 2006, partialy offset by lower average TCE rates experienced in 2006 versus 2005.

Voyage Expenses and Related Party Voyage Expenses

Voyage expenses and related party voyage expenses, which primarily consist of commissions, port, canal and fuel costs, net of gains or losses from the sales of bunkers to time charterers, decreased by $3.5 million, or 26.7%, to $9.6 million for 2006, compared to $13.1 million for 2005. This decrease is due to fewer voyage charters entered into 2006 compared to 2005 and to a lesser extent due to the net gains from the sale of bunkers to time charterers, partially offset by increased commissions paid as a result of higher voyage revenues earned in 2006 as compared to 2005.

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

Depreciation and Amortization

Depreciation and amortization, which includes depreciation of vessels, depreciation of office furniture and equipment, as well as amortization of dry docking and special survey costs increased by $9.3 million, or 44.9% to $30.0 million for 2006 compared to $20.7 million for 2005. This increase is primarily due to increased calendar days of our fleet, as described above with respect to depreciation expense and increased amortization charges of $0.9 million mainly due to the Company’s decision to make a change in the accounting estimate for the amortization of special survey costs.

General and Administrative Expenses

General and administrative expenses increased by $3.5 million, or 53.8%, to $10.0 million for 2006 compared to $6.5 million for 2005. Our general and administrative expenses include salaries and other related costs of the executive officers and other employees, office rents, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, long-term compensation costs and corporate overheads. The increase in general and administrative expenses is primarily due to the increase in the overall level of salaries and bonuses paid in 2006 as compared to 2005. In 2006, general and administrative expenses represented approximately 8.3% of revenues for the year compared to 5.5% of revenues in 2005. The percentage increase is principally due to the extra shore-based salary costs in 2006 due to the increased staff employed to manage the significantly larger fleet.

Gain on Sale of Vessels

No vessels were sold during 2006. In 2005, four vessels were sold, resulting in a gain of $26.8 million.

Contract Termination Expense

As a result of the termination of the management agreement between Excel Maritime Carriers Ltd and Excel Management (discussed in more detail under “Item 4 - Information on the Company - Operations and Ship Management” ), the Company incurred in 2005 an expense of approximately $5.0 million representing the excess of the fair value of the 205,442 Class A shares to be issued and the fair value of the anti-dilution provisions over the cash consideration of $2.0 million upon delivery of the shares. No contract termination expense incurred in 2006.

Interest and Finance Costs, net

Net interest cost amounted to $12.6 million in 2006, an increase of $4.7 million or 59.5%, compared to the $7.9 million in 2005 due to the fact that the debt in 2006 was outstanding during the whole year in contrast to 2005 and due to unrealized loss from derivative instruments of $0.8 million related to interest rate swaps. We did not have any derivative instruments in 2005.

U.S. Source Income Taxes

U.S Source income taxes amounted to $0.4 million for 2006 compared to $0.3 million in 2005.

Critical Accounting Policies

Our consolidated financial statements are prepared based on the accounting policies described in Note 2 to the accompanying consolidated financial statements, which are included under “Item 18. Financial Statements” in this Annual Report on Form 20-F. The application of such policies may require management to make significant estimates and assumptions. We have described below what we believe are the most critical accounting estimates used in the preparation of our consolidated financial statements that involve a higher degree of judgment and could have a significant impact on our future consolidated results of operations and financial position.

Impairment of Long-Lived Assets

We evaluate the carrying amounts (primarily for vessels and related drydock and special survey costs) and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel’s carrying value. If our estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value plus any unamortized drydocking and special survey costs, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value if the fair market value is lower than the vessel’s carrying value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis. Furthermore, in the period a long lived asset meets the “held for sale” criteria of SFAS No.144, a loss is recognized for any initial adjustment of the long lived asset’s carrying amount to fair value less cost to sell. As vessel values are volatile, the actual fair market value of a vessel may differ significantly from estimated fair market values within a short period of time.

Vessels’ Depreciation

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. Depreciation begins when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value (vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.  We estimate the useful life of our vessels to be 28 years from the date of initial delivery from the shipyard and the residual value of our vessels to be $120 per light weight ton.  A decrease in the useful life of a dry bulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

Accounting for Dry-docking and Special Survey Costs

Our vessels are required to pass drydock and special survey periodically for major repairs and maintenance that cannot be performed while the vessels are operating. As of December 31, 2005, dry-docking and special survey costs were deferred and amortized on a straight-line basis over a period of 2.5 years and 5 years, respectively which approximated the next dry-docking and special survey due dates. Within 2006 and following management’s reassessment of the service lives of these costs, the amortization period of the deferred special survey costs was changed from 5 years to the earliest between the date of the next dry-docking and 2.5 years for all surveys. The effect of this change in accounting estimate, which does not require retrospective adoption as per SFAS 154 “Accounting Changes and Error Corrections”, was to decrease net income and basic and diluted earnings per share for the year ended December 31, 2006 by $655,000, or $0.03 per share, respectively. Unamortized dry-docking and special survey costs of vessels that are sold are written-off and included in the calculation of the resulting gain or loss on vessel disposal in the period the sale is concluded. Costs capitalized as part of the drydocking and special survey include actual costs incurred at the yard and parts used in the drydocking. We believe that these criteria are consistent with industry practice.

Accounting for Revenue and Expenses

Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of each voyage or time charter. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo.  Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as it is earned ratably over the duration of the period of each voyage charter.  Deferred revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any deferred revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis. Deferred revenue also includes the unamortized balance of the liability associated with the acquisition of second-hand vessels with time charters attached which are acquired at values below fair market value at the date the acquisition agreement is consummated.

Voyage expenses, primarily consisting of port, canal and bunker expenses net of gains or losses from the sales of bunkers to time charterers are paid for by the charterer under the time charter arrangements or by us under voyage charter arrangements, except for commissions, which are always paid for by us regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as our revenues are earned.

Derivatives

We are exposed to the impact of interest rate changes. Our objective is to manage the impact of interest rate changes on earnings and cash flows of our borrowings. We use interest rate swaps to manage net exposure to interest rate changes related to our borrowings and to lower our overall borrowing costs. Such swap agreements, designated as “economic hedges” are recorded at fair value in accordance with the provisions of SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” (as amended) which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives’ fair value recognized currently in earnings unless specific hedge accounting criteria are met.

During 2006 we concluded an interest rate collar agreement and an interest rate swap agreement in order to partially hedge the exposure of interest rate fluctuations associated with our variable rate borrowings. These agreements do not meet hedge accounting criteria and the change in their fair value is recognized through earnings.

On October 17, 2006 Excel entered into a swap agreement with Credit Suisse with a notional amount of $40.0 million and a termination date of July 19, 2015. With effect from April 2, 2008, Excel terminated the interest rate swap agreement which had a notional amount of $40.0 million and a termination date of July 19, 2015. All rights, duties, claims and obligations under the agreement were released and discharged. In consideration of the cancellation, Excel received $0.9 million from the counterparty.

Convertible Senior Notes

 In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, EITF Issue No. 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock” and EITF Issue No. 01-6 “The Meaning of Indexed to a Company’s Own Stock”, we evaluated the embedded conversion option of our 1.875% Convertible Senior Notes (the “Notes”) due 2027 and concluded that the embedded conversion option contained within the Notes should not be accounted for separately because the conversion option is indexed to its common stock and would be classified within stockholders’ equity, if issued on a standalone basis. In addition, we evaluated the terms of the Notes for a beneficial conversion feature in accordance with EITF No. 98-5 “Accounting for Convertible Securities with Beneficial Conversion or Contingently Adjustable Conversion Ratios” and EITF No. 00-27, “Application of Issue 98-5 to Certain Convertible Instruments” and concluded that there was no beneficial conversion feature at the commitment date based on the conversion rate of the Notes relative to the commitment date stock price. We will continue to evaluate potential future beneficial conversion charges based upon potential future triggering conversion events.

In May, 2008, FASB Staff Position (“FSP”) APB 14-1, “Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement).” The FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that reflects the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of APB 14-1 on its consolidated financial statements

Investment in Oceanaut

 Following the provisions of FASB Interpretation No. 46(R) Consolidation of Variable Interest Entities, an interpretation of ARB No.51, issued in December 2003, we evaluated our interest held in Oceanaut to determine whether Oceanaut is a Variable Interest Entity (“VIE”) and if we are the primary beneficiary of the VIE.  Based on our evaluation, we determined that Oceanaut is not required to be consolidated in our financial statements pursuant to FIN 46(R) because Oceanaut does not meet the criteria for a variable interest entity. In addition and since we exercise significant influence over Oceanaut’s operating and financial policies, Oceanut is accounted for using the equity method. Since our evaluation was based on the current status of Oceanaut as being at a development stage, we will re-evaluate the criteria of FIN 46 (R) in case that a business combination is consummated.

Recent Developments

New Credit Facility and Merger Agreement

On January 29, 2008, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Quintana and Bird Acquisition Corp. (the “Merger Sub”), a direct wholly-owned subsidiary of Excel, as amended on February 7, 2008, incorporated on January 7, 2008.

As further discussed under section "Item 10C. - Additional Information - Material Contracts," on April 14, 2008, we executed a senior credit facility ( the "Credit Facility") in connection with the acquisition of Quintana. The arrangers of the Credit Facility syndicated over 60% of their commitments. Nordea Bank Finland plc, one of the lead arrangers, is acting as administrative agent and syndication agent. The other lead arrangers are DVB Bank AG, Deutsche Bank AG, General Electric Capital Corporation and HSH Nordbank AG. National Bank of

Greece S.A., Credit Suisse and Fortis Bank SA/NV are acting as co-arrangers for the Credit Facility.  The Credit Facility consists of a $1.0 billion term loan and a $400.0 million revolving loan (the “Loans”) with a maturity of eight years from the date of the execution and delivery of a definitive financing agreement and related documentation. The term loan amortizes in thirty-two quarterly installments. The Loans will be maintained as Eurodollar loans bearing interest at the London Interbank Offered Rate plus 1.25% per annum with overdue principal and interest bearing interest at a rate of 2% per annum in excess of the rate applicable to the Loans.

The Credit Facility is guaranteed by certain direct and indirect subsidiaries of Excel and the security for the Credit Facility includes, among other assets, mortgages on certain vessels currently owned by Excel and the vessels currently owned by Quintana and assignments of earnings with respect to certain vessels currently owned by Excel and the vessels currently owned and/or operated by Quintana.

On April 15, 2008, we completed our acquisition of Quintana. As as result of the merger, Quintana operates as a wholly owned subsidiary of Excel under the name Bird Acquisition Corp. Under the terms of the Merger Agreement, each issued and outstanding share of Quintana common stock was converted into the right to receive (i) $13.00 in cash and (ii) 0.3979 Excel Class A common shares. Total compensation paid by us for the acquisition of Quintana was approximately $764 million in cash and approximately 23.5 million shares of Class A common shares. The merger created a combined company that operates a fleet of 47 vessels with a total carrying capacity of approximately 3.7 million DWT and an average age of approximately 8.5 years.

Appointment of New CEO

On February 15, 2008 and following the resignation of Mr. Christopher Georgakis, we appointed Mr. Gabriel Panayotides to act as interim Chief Executive Officer, pending the consummation of the acquisition of Quintana. Following completion of the merger on April 15, 2008, Mr. Stamatis Molaris was appointed President and Chief Executive Officer of Excel Maritime Carriers Ltd.

Termination of Oceanaut’s Definitive Agreement Dated October 12, 2007

On February 19, 2008, Oceanaut, Inc. and companies associated with a third party entered into an agreement on a mutual basis to terminate the definitive agreements pursuant to which Oceanaut would have purchased nine dry bulk carriers for an aggregate purchase price of $700.0 million and issued shares of its common stock in exchange for an aggregate investment of $82.5 million by companies associated with the third party. Under the terms of the Termination and Release Agreement, the parties agreed to release any and all claims they may have against the other, as more fully set forth in such agreement. The management of Oceanaut is currently pursuing other business combination opportunities.

Restricted Stock Grants

In February and March 2008, based on proposals of the Compensation Committee and following the approval of the Company’s Board of Directors, a cash bonus of $0.9 million was granted to the Company’s executive officers and the chairman of the Board of Directors, which was accrued in our 2007 consolidated financial statements. In addition, 10,996 of restricted stock were granted to the executive officers and 10,420 shares restricted stock were granted to the chairman of the Board of Directors. The Chairman has the option to take the restricted stock in either Class A or Class B shares.

    Additionally, on April 2008, the Compensation Committee proposed and agreed that 500,000 of restricted stock were to be granted to the Chairman of Excel, Mr. Gabriel Panayotides in recognition of his initiatives and efforts deemed to be outstanding and crucial to the success of the Company during 2007.  50% of the shares will be invested on December 31, 2008 and the remaining 50% will vest on December 31, 2009, provided that Mr. Panayotides continues to serve as a director of the Company.  All stock awarded will be in Class A shares.

Amendment of the Company’s Article of Incorporation

On April 1, 2008 our stockholders approved and adopted the proposal to amend our Restated Articles of Incorporation to provide for a change in the structure and composition of Excel’s Board of Directors in connection with our acquisition of Quintana.  Adoption of this proposed amendment was a condition to the closing of the acquisition of Quintana.

B. Liquidity and Capital Resources

The Company operates in a capital-intensive industry, which requires extensive investment in revenue-producing assets. The liquidity requirements of the Company relate to servicing its debt, funding investments in vessels, funding working capital and maintaining cash reserves. Net cash flow generated by operations and proceeds from asset sales, bank indebtedness and sales of equity securities have historically been the main source of liquidity and have been sufficient to cover all requirements.

The Company believes that based upon current levels of revenue generated from vessel employment and cash flows from operations, it will have adequate liquidity to make the required payments of principal and interest on the Company’s debt and fund working capital requirements at least through December 31, 2008.

Historically our principal source of funds has been equity provided by our Stockholders, including our offerings of our Class A common stock completed on March 17, 2005, by operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to grow our fleet, maintain the quality of our drybulk vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends.

Our practice has been to acquire dry bulk vessels using a combination of cash on hand, funds received from equity investors and bank debt secured by mortgages on our dry bulk vessels. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer second hand dry bulk vessels and the selective sale of our older dry bulk vessels. These acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk vessels on favourable terms.

For legal and economic restrictions on the ability of the company’s subsidiaries to transfer funds to the company in the form of dividends, loans, or advances and the impact of such restrictions see “Risk factors” above.

Operating Activities

Net cash from operating activities increased by $50.4 million to $108.7 million during 2007, compared to net cash from operating activities of $58.3 million during 2006. This increase is primarily attributable to the increase in revenues during the year as a result of the higher TCE rates earned by the vessels. The increase was partially offset by higher payments for dry docking and special survey costs which amounted to $6.8 million in 2007 compared to $4.2 million in 2006.

Investing Activities

Net cash used in investing activities during 2007 amounted to $123.6 million, while it was minimal during 2006. The increase was mainly a result of (i) the acquisition of two new vessels for $126 million, in aggregate (ii) payment of $11.0 million for the Company’s investment in Oceanaut, (iii) the payment of $1.5 million of costs related to the acquisition of Quintana and (iv) net proceeds from the sale of M/V Goldmar of $15.7 million.

Financing Activities

Net cash from financing activities was an inflow of $172.3 million during 2007, compared to a net cash outflow of $29.9 million during 2006, During 2007, our long-term debt increased by $225.6 million as a result of our issuance of $150.0 million convertible senior notes and a drawdown of $75.6 million under our new loan agreement in order to part-finance the acquisition cost of two supramax vessels, M/V July M and M/V Mairouli. We made loan repayments of $35.9 million and paid dividends to our stockholders of $11.9 million. Finally, we collected $2.0 million from a related party as payment for stock issued to them during the year.

Summary of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2007 (in millions) and does not incorporate any of the new contractual obligations arising as a result of the acquisition of Quintana:

	Less Than One Year	One to Three Years	Three to Five Years	More than Five Years	Total

Long-term debt[1]	$39.5	$58.0	$47.6	$263.7	$408.8
Interest Expense[2]	17.1	28.2	21.1	28.5	$94.9
Property Leases[3]	0.7	1.4	1.6	-	$3.7
	$57.3	$87.6	$70.3	$292.2	$507.4

(1)
As of December 31, 2007, we had five bank loans outstanding with varying maturities through December 2022. In addition on October 10, 2007, we completed an offering of $125.0 million aggregate principal amount of un-secured Convertible Senior Notes due 2027 subsequent to which, the initial purchaser exercised in full its option to acquire an additional $25.0 million of the notes solely to cover over-allotments. The notes bear interest semi-annually at a rate of 1.875% per annum, commencing on April 15, 2008 and are convertible at a base conversion rate of approximately 10.9529 Excel Class A common shares per $1,000 principal amount of notes. The initial conversion price was set at $91.30 per share and an incremental share factor of 5.4765 Excel Class A common shares per $1,000 principal amount of notes. On conversion, any amount due up to the principal portion of the notes will be paid in cash, with the remainder, if any, settled in shares of Excel Class A common shares. The notes are due October 15, 2027. The notes also contain an embedded put option that allows the holder to require the Company to purchase the notes at the option of the holder for the principal amount outstanding plus any accrued and unpaid interest (i.e. no value for any conversion premium, if applicable) on specified dates (i.e. October 15, 2014, October 15, 2017 and October 15, 2022), and a separate call option that allows for the Company to redeem the notes at any time on or after October 22, 2014 for the principal amount outstanding plus any accrued and unpaid interest (i.e. no value for any conversion premium, if applicable). Any repurchase or redemption of the notes will be for cash.

New senior secured credit facility: On January 29, 2008, we entered into an Agreement and Plan of Merger, which was amended on February 7, 2008, with Quintana and Bird Acquisition Corp., which is a direct wholly-owned subsidiary of Excel and was  incorporated on January 7, 2008.

On April 14, 2008 we executed a senior credit facility in connection with the acquisition of Quintana. The arrangers of the credit facility syndicated over 60% of their commitments. Nordea Bank Finland plc, one of the lead arrangers, is acting as administrative agent and syndication agent. The other lead arrangers are DVB Bank AG, Deutsche Bank AG, General Electric Capital Corporation and HSH Nordbank AG. National Bank of Greece S.A., Credit Suisse and Fortis Bank SA/NV are acting as co-arrangers for the credit facility. The credit facility consists of a $1.0 billion term loan and a $400.0 million revolving loan (the “Loans”) with a maturity of eight years from the date of the execution and delivery of a definitive financing agreement and related documentation. The term loan amortizes in thirty-two quarterly installments. The Loans will be maintained as Eurodollar loans bearing interest at the London Interbank Offered Rate plus 1.25% per annum with overdue principal and interest bearing interest at a rate of 2% per annum in excess of the rate applicable to the Loans. Total deferred financing fees for the facility, relating to arrangement and legal fees, amount to approximately $18.5 million and will be amortized to income over the term of the loan.

The credit facility is guaranteed by certain direct and indirect subsidiaries of Excel and the security for the credit facility includes, among other assets, mortgages on certain vessels currently owned by Excel and the vessels previously owned by Quintana and assignments of earnings with respect to certain vessels currently owned by Excel and the vessels previously owned and/or operated by Quintana.

(2)
Our credit facilities bear interest at LIBOR plus a margin. The average interest rate (including the margin) at December 31, 2007 was 5.98%. For the calculation of the contractual interest expense obligations in the table above, for all years a rate of 5.67% was used, based on the 3 months libor as at December 31, 2007 plus the Company’s average margin for 2007 of 0.97%. In addition, we used interest of 1.875% per annum for our convertible senior notes, which is the contractual amount payable under the agreement.

(3)
In 2005, Maryville entered into a lease agreement which was amended in February 2006 and further amended in March 2007, for the rental of new office premises with an unrelated party.  Based on the amended lease agreement, the term of the lease has been extended through February 2015. The monthly rental payment is approximately $55,000 adjusted annually for inflation increase plus an annual increase of 1.5% until February 2009. The monthly rental payment amount after February 2009 will be renegotiated.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

Not applicable.

E. Off Balance Sheet Arrangements

We have not engaged in off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

See Item 5 - Operating and Financial Review and Prospect - Summary of Contractual Obligations.

G. Safe harbor

See Cautionary Statement Regarding Forward Looking Statements at the beginning of this annual report.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, age and position within the Company of each of its current Executive Officers and Directors. On December 30, 2002, the stockholders voted to amend the Company’s Articles of Incorporation to eliminate the classification of the Company’s Directors. Accordingly, all Directors serve for one year terms. The following table sets forth the name, age and position of each of the current executive officers, executive and non-executive directors of the Company.

Name	Age	Position
Gabriel Panayotides	53	Chairman and Director
Stamatis Molaris	46	President, Chief Executive Officer and Director
George Agadakis	55	Chief Operating Officer
Eleftherios Papatrifon	38	Chief Financial Officer
Frithjof Platou	71	Independent Non – Executive Director
Evangelos Macris	57	Independent Non – Executive Director
Apostolos Kontoyannis	59	Independent Non – Executive Director
Corbin J Robertson III	37	Non – Executive Director
Hans J Mende	64	Non – Executive Director
Paul Cornell	49	Non – Executive Director

Biographical information with respect to each of our directors and executive officers is set forth below.

Gabriel Panayotides has been the Chairman of the Board since February 1998. Mr. Panayiotides has participated in the ownership and management of ocean going vessels since 1978. He is also a member of the Greek Committee of Bureau Veritas, an international classification society. He holds a Bachelors degree from the Piraeus University of Economics. Mr. Panayotides is a member of the Board of Directors of D/S Torm. Following the resignation of Mr. Georgakis in February 2008, Mr. Panayotides acted as Company’s Chief Executive Officer until Mr. Stamatis Molaris was appointed in April 2008.

Stamatis Molaris has been the Chief Executive Officer, President, and Director since April 2008. Prior thereto, Mr. Molaris served as the Chief Executive Officer of Quintana from January 2005 to April 2008, as President of Quintana from May 2005 to April 2008, as Director of Quintana from June 2005 to April 2008, and as Chief Financial Officer and as a director of Stelmar Shipping Ltd., a tanker company, from August 1993 until January 2005. Prior to that, Mr. Molaris served as an audit manager for Arthur Andersen.

George Agadakis has been Chief Operating Officer since April, 2008. He is the Shipping Director of Maryville and was General Manager of Maryville from January 1992 to January 2001. From 1983 to 1992 he served as Insurance and Claims Manager for Maryville.  He has held positions as Insurance and Claims Manager and as a consultant with three other shipping companies since 1976. He holds diplomas in Shipping and Marine Insurance from the Business Centre of Athens, the London School of Foreign Trade Ltd and the London Chamber of Commerce.

Eleftherios Papatrifon was appointed Chief Financial Officer on January 1, 2005. Mr. Papatrifon has 15 years of experience in Corporate  Finance and Asset Management. He has worked as a Portfolio Manager for The Prudential Insurance Company of America and has held senior management positions in the Banking and Financial Services sectors in Greece. Until recently, Mr. Papatrifon was Head of Investment Banking at Geniki Bank of Greece, a subsidiary of Societe Generale. Mr. Papatrifon holds undergraduate (BBA) and graduate (MBA) degrees from Baruch College (CUNY). He is also a member of the CFA Institute and a CFA charterholder.

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

Corbin J. Robertson III has been a member of our Board since April 2008 and was formerly a director of Quintana. Mr. Robertson is currently a Principal of Quintana Energy Partners L.P., an energy-focused private equity fund. Prior to joining Quintana Energy Partners, Mr. Robertson was a Managing Director of Spring Street Partners, a hedge fund focused on undervalued small cap securities, a position he has held since 2002. Prior to joining Spring Street, Mr. Robertson worked for three years as a Vice President of Sandefer Capital Partners LLC, a private investment partnership focused on energy related investments, and two years as a management consultant for Deloitte and Touche LLP. Mr. Robertson is also a member of the board of Gulf Atlantic Refining and Marketing L.P., an operator of a refinery and crude and refined products storage terminals and advisory director to Main Street Bank, a regional commercial bank.

Hans J. Mende has been a member of our Board since April 2008 and was formerly a director of Quintana. Mr. Mende also serves as Chairman of the Board of Directors of Alpha Natural Resources, Inc. and is a director of Foundation Coal Holdings, Inc., both of which are coal companies. He is President and Chief Operating Officer of AMCI International, Inc., a mining and trading company, which is a position he has held since he co-founded AMCI in 1986. Prior to founding AMCI, Mr. Mende was employed by the Thyssen Group, one of the largest German multinational companies with interests in steel making and general heavy industrial production, in various senior executive positions. At the time of his departure from Thyssen Group, Mr. Mende was President of its international trading company.

Paul J. Cornell has been a member of our Board since April 2008 and was formerly Chief Financial Officer of Quintana from January 2005 to April 2008. He also served as the Vice President of Finance for Quintana Minerals Corporation since 1993 and has been employed with Quintana Minerals Corporation since 1988. Mr. Cornell received his B.B.A. in Accounting from Niagara University in 1981.

No family relationships exist among any of the Executive Officers and Directors.

B. Compensation

For the years ended December 31, 2006 and 2007, we paid aggregate Directors fees of $0.2 million and $0.25 million, respectively. The aggregate compensation to the executive officers for the years ended December 31, 2006 and 2007 was $2.1 million and $2.4 million, respectively, inclusive of annual bonuses as approved by the Compensation Committee. We have consulting agreements with companies affiliated with certain officers and directors of our company in order to compensate them for services rendered outside Greece.  The consulting agreements do not have an expiration date.  We do not have a retirement plan for our executive officers or directors.

Stock Option Plan

There are no further obligations under the stock option plan.

Incentives Program

In December 2006, the Company’s Board of Directors, based on a proposal by the Compensation Committee, approved an incentives program providing for an annual bonus to the Company’s executive officers and the chairman of the Board in the form of cash, restricted stock awards and stock options.  In particular, the annual bonus will amount to 2% of the Company’s annual net profits and will be distributed as follows: 50% in cash, 25% in restricted stock awards vested over a period of two years, of which 50% will be vested on the 1st anniversary and the remaining 50% on the 2nd anniversary of the date the stock grant was awarded and 25% in stock options granted over a period of two years, of which 50% will be exercisable on the 1st anniversary and the remaining 50% on the 2nd anniversary of the date the options were granted. The stock options must be exercised within a period of two years from the date they become effective otherwise they will expire. The stock options will be priced at the closing market price on the day they are granted less 20% discount.

On January 15, 2007, the Company’s Board of Directors approved the incentives program the total annual bonus for 2006 amounted to $ 0.7 million in cash, plus an additional 25% (approximately $0.2 million) in the form of restricted stock awards vested over a period of two years, of which 50% will vest on the 1st anniversary and the remaining 50% on the 2nd anniversary. As of December 31, 2006, the amount of $0.7 million was accrued by the Company and is included in General and Administrative expenses in the accompanying 2006 consolidated statement of income, while the granted restricted stock is been recognized as expense over the vesting period based on its fair value on the grant date. Half of those shares will be vested on January 1, 2008 and the remaining half on January 1, 2009.

In February and March 2008, a cash bonus of $0.9 million was granted to the Company’s executive officers and the chairman of the Board of Directors, which was accrued in our 2007 consolidated financial statements.  In addition, 10,996 shares of restricted stock were granted to the executive officers and 10,420 shares of restricted stock were granted to the Chairman of the Board of Directors. The Chairman has the option to take the shares of restricted stock in either Class A or Class B shares.

C. Board Practices

All directors serve until the Annual General Meeting of Shareholders in 2008 and the due nomination, election and qualification of their successors.

The term of office for each director commences from the date of his election and expires on the date of the next scheduled Annual General Meeting of Shareholders.

The Company relies on an exemption from the corporate governance requirements of the New York Stock Exchange that requires a listed company to obtain prior shareholder approval for certain actions, such as an issuance of shares in excess of 20% of the outstanding shares not beneficially owned by affiliates of the Company, provided that the Board of Directors of the Company approves such action.

The Board and the Company’s management have engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC.

The Company has adopted a number of key documents that are the foundation of its corporate governance, including:

•	A Code of Ethics;
•	An Audit Committee Charter;
•	A Compensation Committee Charter; and
•	A Nominating and Corporate Governance Committee Charter.

These documents and other important information on our corporate governance, including the Board’s Corporate Governance Guidelines, are posted in the “Investor Relations” section of our website, and may be viewed at http://www.excelmaritime.com. We will also provide any of these documents upon the written request of a stockholder.

The Board is committed to sound and effective corporate governance practices. The Board’s Corporate Governance Guidelines address a number of important governance issues such as:

•	Selection and monitoring of the performance of the Company’s senior management;
•	Succession planning for the Company’s senior management;
•	Qualification for membership on the Board;
•	Functioning of the Board, including the requirement for meetings of the independent directors; and
•	Standards and procedures for determining the independence of directors.

The Board believes that the Corporate Governance Guidelines and other governance documents meet current requirements and reflect a very high standard of corporate governance.

Committees of the Board

The Board has established an Audit Committee, a Compensation Committee and a Nomination Committee.

Audit Committee

The members of the Audit Committee are Messrs Apostolos Kontoyannis, Frithjof Platou and Evangelos Macris, each of whom is an independent Director. Mr Kontoyannis was elected Chairman of the Audit Committee following the July 29, 2005 meeting of the Board. The Audit Committee is governed by a written charter, which was reviewed and approved by the Board. The Board has determined that the members of the Audit Committee meet the applicable independence requirements of the SEC and the NYSE, that all members of the Audit Committee fulfill the requirement of being financially literate and that Messrs Apostolos Kontoyanis and Frithjof Platou are audit committee financial experts as defined under current SEC and NYSE regulations.

Compensation Committee

The members of the Compensation Committee are Messrs. Frithjof Platou, Apostolos Kontoyannis, and Evangelos Macris, each of whom is an independent Director. Mr Platou is Chairman of the Committee. The Compensation Committee is appointed by the Board.

Nomination and Corporate Governance Committee

The members of the Nomination Committee are Messrs Evangelos Macris and Apostolos Kontoyannis . Mr Macris is Chairman of the Committee. The Nomination Committee is appointed by the Board.  A vacancy was created on the Committee due to the resignation of Mr. Trevor Williams from the Board of Directors following the acquisition of Quintana on April 15, 2008.  The Board intends to fill this vacancy on the Nomination Committee in due course.

D. Employees

We currently employ approximately 1,100 seafarers on-board our vessels and126 land-based employees in our Athens office. Our shore-based employees are covered by industry-wide collective bargaining agreements that set basic standards of employment.

E. Share Ownership

The common shares beneficially owned by our directors and senior managers are disclosed in “Item 7. Major Shareholders and Related Party Transactions,” below.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth, as of May 20, 2008, certain information regarding the ownership of the Company’s outstanding common securities by each person known by the Company to own more than 5% of such securities and all the Directors and senior management as a group.

Name of Shareholder	Number and percentage of Class A common shares owned		Number and percentage of Class B common shares owned
Argon S.A. (1)	5,032,520	(11.6%)	-
Boston Industries S.A. (2)	*		55,676	(41.1%)
FMR LLC	2,428,195	(5.6%)	-
Officers & Directors:
Gabriel Panayotides (3)	**	(4)	20,380	(15.1%)-
All Officers & Directors	2,271,923	(5.2%)	21,005	(15.6%)

* Less than 5% .

** Less than 1%.

The Company’s major shareholders and officers and directors do not have different rights from other shareholders in the same class

To our knowledge, there are no arrangements, the operation of which may, at a subsequent date, result in a change in control.

(1) Argon S.A. is holding these shares pursuant to a trust in favor of Starling Trading Co, a corporation whose sole shareholder is Ms. Ismini Panayotides, the adult daughter of the Company’s Chairman. Ms. Panayotides has no power of voting or disposition of these shares, and disclaims beneficial ownership of these shares except to the extent of her securing interest.

(2) Boston Industries S.A. is controlled by Ms. Mary Panayotides, the spouse of the Company’s Chairman. Ms. Panayotides has no power of voting or disposition of these shares and disclaims beneficial ownership of these shares.

(3) On February 9, 2006, the Company’s Board of Directors granted the Chairman of the Board 20,380 Class A or Class B shares at his option. On July 28, 2006, the Chairman declared to receive all 20,380 shares in the form of Class B common stock and the Company issued the shares amounting to approximately $0.2 million.

    (4) Excel Management Inc., a company controlled by Mr. Panayotides, our Chairman, owns 298,403 shares of our Class A common shares.  Under the anti-dilutive provisions of the management termination agreement between us and Excel Management, we are required to issue to Excel Management an addition 357,812 shares of our Class A common shares.  After such issuance, Excel Management will own 656,215 shares of our Class A common shares, representing 1.51% of our voting power.

B. Related Party Transactions

Excel Management Ltd.

Historically, our fleet was managed by Excel Management, an affiliated company controlled by our Chairman of the Board of Directors, under a five-year management agreeme.nt. The agreement provided that both of these fees would increase annually by five percent. Excel Management sub-contracted Maryville to perform some of these management services. Maryville became a wholly-owned subsidiary of ours on March 31, 2001.

In order to streamline operations, reduce costs and take control of the technical and commercial management of our fleet, in early March 2005, with effect from January 1, 2005, we reached an agreement with Excel Management to terminate the management agreement, the term of which was scheduled to extend until April 30, 2008. The technical and commercial management of our fleet has been assumed by Maryville, eliminating the fees we would have paid to Excel Management for the remaining term of the management agreement, which would have increased substantially given the expansion of our fleet.

In the management termination agreement, we agreed to issue to Excel Management 205,442 shares of our Class A common stock, which was approximately 1.5% of the total number of shares of our Class A common stock outstanding on March 2, 2005. We further agreed to issue to Excel Management, at any time at which we issue additional shares of our Class A common stock to any third party for any reason, such number of additional shares of Class A common stock which, together with the shares of Class A common stock issued to Excel Management in the original issuance, equals 1.5% of our total outstanding Class A common stock after taking into account the third-party issuance and the shares to be issued to Excel Management under the anti-dilution provisions of the agreement. We will not receive any consideration from Excel Management for any shares of Class A common stock issued by us to Excel Management pursuant to an anti-dilution issuance other than that already received. Our obligation with respect to anti-dilution issuances ends on December 31, 2008.  Issuances of shares of Class A common stock to Excel Management as a result of the original issuance and anti-dilution issuances will be dilutive to our shareholders.

On June 19, 2007, as a result of Excel Management’s exercise of its option under the termination agreement, we issued to Excel Management 298,403 Class A common shares (representing the 205,442 Class A common shares described in the termination agreement and 92,961 additional Class A common shares to reflect the necessary anti-dilution adjustment resulting from the issuance of Class A common stock by us since March 2005) in exchange for a payment of approximately $2.0 million. In addition, as a result of or acquisition of Quintana, we are required to issue 357,812 Class A common shares to Excel Management under the anti-dilution provisions of our agreement with Excel Management.

Brokering Agreement

On March 4, 2005, we entered into a one-year brokering agreement with Excel Management. Under this brokering agreement, Excel Management will, pursuant to our instructions, act as our broker with respect to, among other matters, the employment of our vessels.  For its chartering services under the brokering agreement, Excel Management will receive a commission fee equal to 1.25% of the revenues of our vessels.  This agreement extends automatically for successive one-year terms at the end of its initial term. It may be terminated by either party upon twelve months prior written notice. Commissions charged by Excel Management during the years ended December 31, 2005, 2006 and 2007, amounted to approximately $1.4 million, $1.5 million and $2.2 million respectively.  Amounts due to Excel Management at December 31, 2006 and 2007 were $0.2 million.

Vessels Under Management

Our wholly owned subsidiary Maryville provides shipping services to four related ship-owning companies at a current fixed monthly fee per vessel of $17,500. Such companies are affiliated with the Chairman of our Board of Directors and the management fees earned from these vessels totalled $0.5 million for 2005 and 2006 and $0.8 million for 2007. Amounts due to these related ship-owning companies at December 31, 2006 and 2007 were $0 and $0.2 million respectively.

Sale of Vessel

On April 27, 2007, our Board approved the sale of M/V Goldmar for $15.7 million, net of selling costs, to a company affiliated with our Chairman of the Board of Directors.

C. Interest of Experts and Counsel

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

None.

Dividends Policy

Following a decision of our Board on March 7, 2007, we commenced a dividend policy beginning with the first quarter 2007. In this respect, during the year ended December 31, 2007, the Company declared and paid dividends of $11.9 million or $0.60 per share for the period. The Board retains the authority to alter the dividend policy at its discretion.

B. Significant changes

See Item 5 Operating and Financial Review and Prospects Recent Developments for discussion of the acquisition of Quintana and the execution of a senior secured credit facility of $1.4 billion.

ITEM 9 - THE OFFER AND LISTING

Our Class A common stock has traded on the NYSE under the symbol “EXM” since September 15, 2005.  Prior to that date, our Class A common stock was trading on AMEX under the same symbol.

The high and low closing prices for the Class A common stock, by year, from 2003 to 2007 were as follows:

For The Year Ended	NYSE Low (US$)	NYSE High (US$)

December 31, 2003	0.90	6.80
December 31, 2004	4.03	59.25
December 31, 2005	11.30	28.47
December 31, 2006	7.66	14.61
December 31, 2007	14.71	81.38

The high and low closing prices for the Class A common shares, by quarter, in 2006 and 2007 were as follows:

For The Quarter Ended	NYSE Low (US$)	NYSE High (US$)
March 31, 2006	9.78	12.34
June 30, 2006	7.66	10.35
September 30, 2006	8.99	12.40
December 31, 2006	11.48	14.61
March 31, 2007	14.71	20.17
June 30, 2007	17.36	27.01
September 30, 2007	25.86	58.21
December 31, 2007	37.68	81.38
March 31, 2008	24.76	39.86

    The high and low closing prices for the Class A common shares, by month, over the six months ended April 30, 2008 were as follows:

For The Six Months Ended	NYSE Low (US$)	NYSE High (US$)

November 2007	37.68	53.57
December 2007	39.95	54.37
January 2008	27.10	39.86
February 2008	31.21	37.46
March 2008	24.76	32.03
April 2008	28.05	44.81
May 2008 to May 15, 2008	38.30	53.69

On March 17, 2005, we completed an offering of 5,899,000 shares of our Class A common stock at $21 per share. The net proceeds to us were $116.7 million, which we have used primarily for the acquisition of additional dry bulk vessels for our fleet.

On December 31, 2007, the closing price of the Class A common shares as quoted on the NYSE was $40.19. At that date, there were 19,893,556 Class A and 135,326 Class B shares of common stock issued and outstanding.

On April 15, 2008, we completed our acquistion of Quintana. After payment of the merger compensation of approximately $764 million in cash and approximately 23.5 million shares of our Class A common stock, there were 43,389,880 Class A and 135,326 Class B shares of common stock issued and outstanding.

ITEM 10 - ADDITIONAL INFORMATION

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

Articles of Incorporation

The Company’s Amended and Restated Articles of Incorporation (the “Articles”) provide that the Company is to engage in any lawful act or activity for which companies may now or hereafter be organised under the Liberian Business Corporation Act, as specifically but not exclusively outlined in Article THIRD of the Company’s Articles.

Directors

Prior to April 2008, the Board of the Company (the “Board”) was unclassified and consisted of seven directors.  According to amended Article SIXTH (2)(i) of the Articles, the Board shall consist of such number of directors, not less than three and no more than nine, as shall be determined from time to time by the Board as provided in the By-Laws or by vote of the shareholders. The Articles further allow for the Board to create classes of Directors any time it deems such an act appropriate, amend the Bylaws to implement the same and any vacancies created by such action may be filled by way of a majority vote of the then incumbent directors until the next succeeding Annual General Meeting of the Company’s shareholders. Shareholders may change the number of directors or the quorum requirements for meeting of the Board by the affirmative vote of the holders of common shares representing at least two thirds of the total number of votes which may be cast at any meeting of shareholders, as calculated pursuant to Article FIFTH of the Company entitled to vote thereon. At each Annual General Meeting of the Shareholders of the Corporation, the successors of the directors shall be elected to hold office for a term expiring as of the next succeeding Annual General Meeting.

At a special meeting of Shareholders on April 1, 2008, the Shareholders approved an amendment to the Articles that added a new Article TWELFTH (the “New Article”). The New Article provided that, for a period ending one year after the closing date of the merger with Quintana, or April 15, 2008, the Board will consist of seven or eight Directors. The Board’s new composition has since been set at eight Directors. The New Article further provided for a newly created class of Directors, and, pursuant to the Merger Agreement, this new class comprises three former officers or directors of Quintana:  Paul J. Cornell, Hans J. Mende, and Corbin J. Robertson, III. This new Article TWELFTH will lapse by its own terms, without any further action, on April 15, 2009.

The Company has both Class A common shares and Class B common shares. The holders of the Class A Shares are entitled to one vote per share on each matter requiring the approval of the holders of common shares of the Company, whether pursuant to the Articles, the Bylaws, the Liberian Business Corporation Act or otherwise. The holders of Class B Common Shares are entitled to one thousand votes per Class B Common Share on each matter requiring approval of the holders of the common shares of the Company. The Board shall have the fullest authority permitted by law to provide by resolution for any voting powers, designations, preferences and relative, participating, optional or other rights of and any qualifications, limitations or restrictions on the preferred stock of the Company subject to shareholders’ prior approval.

Shareholder Meetings

The Board is to fix the date and time of the annual general meeting or other special meeting of shareholders of the Company, after notice of such meeting is given to each shareholder of record not less than 15 and not more than 60 days before the date of such meeting. The presence in person or by proxy of shareholders entitled to cast one-third of the total number of votes shall constitute a quorum for the transaction of business at any such meeting.

C. Material Contracts

Agreements with Oceanaut

For the purposes of Oceanaut’s IPO, see “Corporate Structure” above, we entered into the following agreements, which can be found in their entirety as attachments to Oceanaut’s F-1, as described in the references below:

•	Registration Rights Agreement between Oceanaut, Inc. and the Investors listed therein, with reference to exhibit 4.8;

•	Insider Unit and Warrant Purchase Agreement between the Company and Oceanaut, Inc., with reference to exhibit 4.9;

•	Insider Letter from the Company to Oceanaut, Inc., with reference to exhibit 4.10; and

•	Right of First Refusal between the Company and Oceanaut, Inc., with reference to exhibit 4.11.

Loan Agreements and Derivative Contracts

As of December 31, 2007 we had long-term debt obligations under five credit facilities. In relation to two out of the five loans, in July 2006 and October 2006 we concluded an interest rate collar agreement, for a period of two years through July 2008 for a fixed notional amount of $75.0 million and an interest rate swap, for a period of nine years through July 2015 for an amortizing notional amount of $40.0 million, respectively.

On April 15, 2008, in connection with the acquisition of Quintana, the following loans were repaid in full (in thousands of U.S. Dollars):

Lender	Original Facility	Amount repaid

HSH Nordbank	$170 million	$104,226
HSH Nordbank	$27 million	8,730
National Bank of Greece	$9.3 million	4,185
ABN Amro	$95 million	58,774
Total		$175,915

Upon repayment of the above loans, approximately $0.7 million of deferred financing costs were written-off.

On October 17, 2006 Excel entered into a swap agreement with Credit Suisse with a notional amount of $40.0 million and a termination date of July 19, 2015. With effect from April 2, 2008, Excel terminated the swap agreement entered into on October 17, 2006 for a notional amount of $40.0 million and all rights, duties, claims and obligations under the agreement were released and discharged. In consideration of the cancellation, Excel received $0.9 million from the counterparty.

Merger Agreement

On January 29, 2008, the Company announced that it had entered into an Agreement and Plan of Merger, dated as of January 29, 2008 (the “Merger Agreement”), with Quintana and Bird Acquisition Corp. (“Bird”), a direct wholly-owned subsidiary of the Company.  The Merger Agreement was amended on February 7, 2008, pursuant to the terms of the Merger Agreement, Bird merged with and into Quintana, with Quintana as the surviving corporation (the “Merger”).  On April 14, 2008, the shareholders of Quintana approved the Merger, and the Merger became effective on April 15, 2008.  At the effective time of the Merger, Quintana changed its name to Bird Acquisition Corp.

In the Merger, each share of common stock of Quintana, other than (a) those shares held in the treasury of Quintana, (b) those shares owned by the Company or Bird or (c) those shares with respect to which dissenters rights were properly exercised, was converted into the right to receive (i) 0.3979 of a share of Class A common stock of the Company and (ii) $13.00 in cash, without interest (collectively, the “Merger Consideration”). In addition, each outstanding restricted stock award subject to vesting or other lapse restrictions vested and became free of such restrictions and the holder thereof received the Merger Consideration with respect to each share of restricted stock held by such holder.  The total Merger Consideration was approximately $764 million and 23.5 million shares of our Class A common stock.

Completion of the Merger was subject to various conditions, including, among others, (i) approval of the holders of a majority in voting power of the outstanding shares of the common stock of Quintana, (ii) absence of any order, injunction or other judgment or decree prohibiting the consummation of the Merger, (iii) receipt of required governmental consents and approvals, (iv) the Company’s receipt of the debt financing and (v) subject to certain exceptions, the accuracy of the representations and warranties of the Company and Quintana, as applicable, and compliance by the Company and Quintana with their respective obligations under the Merger Agreement.  These conditions were fulfilled on or prior to the effective date of the Merger.

This description of the Merger Agreement is only a summary and is qualified in its entirety by reference to the Merger Agreement, which is attached as an exhibit hereto.

Credit Facility

In anticipation of the Merger, the Company entered into a Credit Facility with Nordea Bank Finland PLC, London Branch (“Nordea”), DVB Bank AG, Deutsche Bank AG Filiale Deutschlandgeschäft, General Electric Capital Corporation and/or their affiliates, as lead arrangers and National Bank of Greece, Credit Suisse and/or their affiliates, as co-arrangers (together, the “Arrangers”) to provide up to $1.4 billion in senior secured financing to the Company (the “Credit Facility”). With the proceeds of the Credit Facility, the Company (i) refinanced certain vessels currently owned by the Company and certain vessels previously owned by Quintana (the “Vessels”) and paid the fees and expenses related thereto, (ii) financed some of the cash portion of the acquistion and (iii) the remainder of the proceeds will be used for working capital, capital expenditures and general corporate purposes. Nordea agreed to act as administrative agent and syndication agent, and the Arrangers may syndicate all or a portion of their respective commitments. The Company agreed to pay certain fees to the Arrangers and lenders under the Credit Facility.

The Credit Facility consists of a $1 billion term loan and a $400 million revolving loan (the “Loans”) with a maturity of eight years from the date of the execution and delivery of a definitive financing agreement (the “Financing Agreement”) and related documentation, which was April 14, 2008. The term loan amortizes in thirty-two quarterly installments. The Loans will be maintained as Eurodollar loans bearing interest at the London Interbank Offered Rate plus 1.25% per annum with overdue principal and interest bearing interest at a rate of 2% per annum in excess of the rate applicable to the Loans. The Credit Facility is guaranteed by certain direct and indirect subsidiaries of the Company (the “Guarantors”), and the security for the Credit Facility will include (among other assets) (i) mortgages on, and assignments of insurances and earnings with respect to, each of the vessels owned by the Company’s subsidiaries, with the exception of vessels Mairouli and July M (which are mortgaged under a separate credit facility) and (ii) a pledge of shares in certain material subsidiaries of the Company.

The Credit Facility is guaranteed by certain direct and indirect subsidiaries of Excel and the security for the Credit Facility includes, among other assets, mortgages on certain vessels currently owned by Excel and the vessels currently owned by Quintana and assignments of earnings with respect to certain vessels currently owned by Excel and the vessels currently owned and/or operated by Quintana.

The foregoing summary of the Credit Facility is solely a summary of the Financing Agreement and is qualified in its entirety by reference to the Financing Agreement, which is attached as exhibit hereto.

Fortis Swap

Upon completion of its acquisition of Quintana on April 15, 2008, the Company entered into a guarantee with Fortis, as security for the obligations of Quintana and its subsidiaries under the master swap agreement entered into by Fortis, Quintana and its subsidiaries. Under the guarantee, the Company guarantees the due payment of all amounts payable under the master agreement and fully indemnifies Fortis in respect of all claims, expenses, liabilities and losses that are made or brought against or incurred by Fortis as a result of or in connection with any obligation or liability guaranteed by the Company being or becoming unenforceable, invalid, void or illegal. Under the terms of the swap, the Company makes quarterly payments to Fortis based on the relevant notional amount at a fixed rate of 5.135%, and Fortis makes quarterly floating-rate payments at LIBOR to the Company based on the same notional amount, which ranges from $295 million to approximately $600 million. The swap is effective until December 31, 2010. In addition, Fortis has the option to enter into an additional swap with the Company effective December 31, 2010 to June 30, 2014. Under the terms of the optional swap, the Company will make quarterly fixed-rate payments of 5.00% to Fortis based on a decreasing notional amount of $504 million, and Fortis will make quarterly floating-rate payments at LIBOR to the Company based on the same notional amount. The swap does not meet hedge accounting criteria and, accordingly, changes in its fair value will be reported in earnings.

Newbuilding Contracts

On acquiring Quintana, the Company assumed an agreement previously entered into by Quintana to build a 180,000 Capesize newbuildings, M/V Sandra, previously known as M/V Iron Endurance, for expected delivery at the end of 2008 with a contracted price of $92 million.  In addition, the Company also assumed Quintana’s agreements to acquire seven newbuilding Capesize vessels through joint ventures, all of which were entered by Quintana in April 2007.  One of the ventures, named Christine Shipco LLC, is a joint venture among the Company, Robertson Maritime Investors LLC, or RMI, in which Corbin J. Robertson, III is a participant and AMCIC Cape Holdings LLC, or AMCIC, an affiliate of Hans J. Mende, to purchase the Christine, a newbuilding 180,000 dwt Capesize drybulk carrier, to be constructed at Imabari Shipbuilding Co., Ltd. and delivered in 2010 for a purchase price of $72.4 million As successor to Quintana, the Company owns 42.8% of the joint venture, and each of RMI and AMCIC owns a 28.6% stake.  Both Mr. Robertson and Mr. Mende are members of our Board.

Quintana also entered into agreements with STX Shipbuilding Co., Ltd. for the construction of two 181,000 dwt newbuilding Capesize bulk carriers for expected delivery in mid- to late-2010 for an aggregate purchase price of approximately $159 million. Quintana subsequently nominated joint ventures that are 50% owned by by the Company (as successor to Quintana) and 50% owned by AMCIC to purchase these vessels.

Quintana further entered into agreements with Korea Shipyard Co., Ltd., a new Korean shipyard, for the construction of four 180,000 dwt newbuilding Capesize bulk carriers for delivery in mid-2010 at a purchase price of approximately $77.7 million per vessel, or an aggregate purchase price of approximately $310.8 million. Quintana subsequently nominated four joint ventures that are 50% owned by the Company (as successor to Quintana) and 50% owned by AMCIC to purchase these vessels.

Other than as described above and in Item 5 - Operating and Financial Review and Prospects - B, Liquidity and Capital Resources - Summary of Contractual Obligations," there were no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group was a party during the two year period immediately preceding the date of this report.

D. Exchange Controls

Under Liberian and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to non resident holders of our common shares.

E. Taxation

Tax Considerations

Liberian Tax Considerations

The Company is incorporated in the Republic of Liberia.  It has recently become aware that the Republic of Liberia enacted a new income tax generally act effective as of January 1, 2001 (“New Act”).  In contrast to the income tax law previously in effect since 1977 (“Prior Law”), which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of non-resident Liberian corporations such as ourselves and our Liberian subsidiaries, who conduct no business in Liberia and were wholly exempted from tax under Prior Law, and the taxation of ordinary resident Liberian corporations.

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping such as ourselves will not be subject to tax under the new act retroactive to January 1, 2001 (the “New Regulations”).  In addition, the Liberian Ministry of Justice issued an opinion that the new regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, we and our Liberian subsidiaries will be wholly exempt from Liberian income tax as under Prior Law.

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

United States Federal Income Tax Considerations

The following discussion of United States federal income tax is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect.  In addition, the discussion is based, in part, on the description of our business as described in “Business” above and assumes that we conduct our business as described in that section.  Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States.  We have not maintained, and do not intend to maintain, an office or other fixed place of business in the United States.

United States Federal Income Taxation of Our Company

Taxation of Operating Income:  In General

Unless exempt from United States federal income taxation under Code section 883, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, or from the performance of services directly related to those uses, which we refer to as “shipping income”, to the extent that the shipping income is derived from sources within the United States.  For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States.  We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Section 883

Under section 883 of the Code, a foreign corporation may be exempt from United States federal income taxation on its U.S.-source shipping income.

Under section 883 of the Code, a foreign corporation is exempt from United States federal income taxation on its U.S.-source shipping income, if both

(1)           it is organized in a foreign country (its “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States, and

(2)           either:

(A)           more than 50% of the value of its stock is owned, directly or indirectly, by individuals who are “residents” of its country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, which we will refer to as the “50% Ownership Test”; or

(B)           its stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we will refer to as the “Publicly-Traded Test.”

Liberia, the jurisdiction where we and certain of our ship-owning subsidiaries are incorporated, has been formally recognized by the Internal Revenue Service, or the IRS, as a foreign country that grants an “equivalent exemption” to United States corporations based on a Diplomatic Exchange of Notes entered into with the United States in 1988. It is not clear whether the IRS will still recognize Liberia as an “equivalent exemption” jurisdiction as a result of the New Act, which on its face does not grant the requisite equivalent exemption to United States corporations. If the IRS does not so recognize Liberia as an “equivalent exemption” jurisdiction, we and our subsidiaries will not qualify for exemption under Code section 883 and would not have so qualified for 2002 and subsequent years. Assuming, however, that the New Act does not nullify the effectiveness of the Diplomatic Exchange of Notes, the IRS will continue to recognize Liberia as an equivalent exemption jurisdiction and we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.  Because our Class A common shares are publicly traded, it is difficult to establish that the 50% Ownership Test is satisfied.

Treasury regulations under Code section 883 were promulgated by the IRS, in final form in August 2003. These regulations became effective for calendar year taxpayers, like us, beginning with the calendar year 2005.

These regulations provide, in pertinent part, that stock of a foreign corporation is considered to be “primarily traded” on an established securities market if the number of shares that are traded during any taxable year on that market exceeds the number of shares traded during that year on any other established securities market. Our Class A common shares are “primarily” traded on the NYSE.

Under the regulations, stock of a foreign corporation is considered to be “regularly traded” on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of its stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.  Our shares are not “regularly traded” within the meaning of the regulations test because of the voting power held by our Class B common shares.  As a result, we do not satisfy the Publicly-Traded Test under the regulations.

Under the regulations, if we do not satisfy the Publicly-Traded Test and therefore are subject to the 50% Ownership Test, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders in order to qualify for the Code section 883 exemption.  We do not satisfy these requirements. Beginning with calendar year 2005, when the final regulations became effective, we did not satisfy the Publicly-Traded Test and we do not satisfy the 50% Ownership Test.  Therefore, we do not qualify for the section 883 exemption for 2007 calendar year and, based upon our current capital structure, do not anticipate qualifying for the section 883 exemption for any future taxable year.

Section 887

Since we do not qualify for exemption under section 883 of the Code for taxable years beginning on or after January 1, 2005, our U.S. source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as discussed below, is subject to a 4% tax imposed by section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income is treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income will never exceed 2% under the 4% gross basis tax regime. This tax was $0.3 million, $0.4 million and $0.5 for the tax years 2005, 2006 and 2007, respectively. Shipping income from each voyage is equal to the product of (i) the number of days in each voyage and (ii) the daily charter rate paid to the Company by the Charterer. For calculating taxable shipping income, days spent loading and unloading cargo in the port were not included in the number of days in the voyage. We believe that our position of excluding days spent loading and unloading cargo in the port meets the more likely than not criterion (required by FIN 48) to be sustained upon a future tax examination; however, there can be no assurance that the Internal Revenue Service would agree with our position.  Had we included the days spent loading and unloading cargo in the port, additional taxes would amount to approximately $0.1 million, $0.1 million and $0.2 million for the tax years 2005, 2006 and 2007, respectively.

Effectively Connected Income

To the extent our U.S. source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

Our U.S. source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•
Substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

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

United States Federal Income Taxation of Holders of Common Stock

The following is a discussion of the material United States federal income tax considerations applicable to a U.S. Holder and a Non-U.S. Holder, each as defined below, of our common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, shares possessing 10% or more of the voting power of our common stock, may be subject to special rules.  This discussion deals only with holders who hold the common stock as a capital asset.  Shareholders are encouraged to consult their own tax advisors concerning the overall tax consequences arising in their particular situation under United States federal, state, local or foreign law of the ownership of common stock.

United States Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange, on which our Class A common stock is listed); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder.  Legislation has been recently introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.

Special rules may apply to any “extraordinary dividend” generally, a dividend in an amount which is equal to or in excess of ten percent of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a share of common stock paid by us. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Stock

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, in particular, the tankers, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing IRS Form 8621 with his United States federal income tax return. If we were aware that we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and, as we anticipate with respect to our Class A common stock, our stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the common stock;

•	the amount allocated to the current taxable year and any taxable year before we became a passive foreign investment company would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.

United States Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of common stock (other than a partnership) that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you sell your common stock to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with these requirements we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C.  The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the SEC. Our filings are also available on our website at www.excelmaritime.com. In addition, documents referred to in this annual report may be inspected at our headquarters at Par La Ville Place, 14 Par La Ville Road, Hamilton HM JX, Bermuda.

I. Subsidiary Information

Not applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

We expect to generate all of our revenue in U.S. Dollars. The majority or our operating expenses and management expenses are in U.S. Dollars and we expect to incur approximately 20% of our operating expenses in currencies other than U.S. Dollars, the majority of which are denominated in Euros. This difference could lead to fluctuations in net income due to changes in the value of the U.S. Dollar relative to other currencies, but we do not expect such fluctuations to be material. The Company does not currently hedge its exposure to foreign currency fluctuation and was not party to any foreign currency exchange contracts during 2005, 2006 or 2007. For accounting purposes, expenses incurred in Euros are translated into U.S. dollars at the exchange rate prevailing on the date of each transaction.

Inflation Risk

Although inflation has had a moderate impact on the trading fleet’s operating and voyage expenses in recent years, management does not consider inflation to be a significant risk to operating or voyage costs in the current economic environment. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.

Interest Rate Risk

The shipping industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings.

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the current year by approximately $2.1 million based upon our debt level during 2007.

The following table sets forth the sensitivity of our long-term debt in U.S. dollars to a 100 basis points increase in LIBOR during the next five years on the same basis taking into consideration the interest rate collar agreement described under “Item 10 - Additional Information - Material Contracts”.

Net Difference in Earnings and Cash Flows (in $ millions):

Year	Amount
2008	2.4
2009	2.0
2010	1.7
2011	1.5
2012	1.2

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15 - CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.

Management assessed the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report (as of December 31, 2007). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of the evaluation date.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Exchange Act.

               Our internal control system was designed, pursuant to Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act, by or under the supervision of the Company’s principal executive and principal financial officers and effected by the Company’s Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

           Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Our management with the participation of our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the design and operation of the Company’s internal control over financial reporting pursuant to Rule 13a-15 of the Exchange Act, as of December 31, 2007. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting are effective as of December 31, 2007.

(c)  Attestation Report of Independent Registered Public Accounting Firm

 The independent registered public accounting firm that audited the consolidated financial statements, Ernst & Young (Hellas) Certified Auditors Accountants S.A., has issued an attestation report on the Company’s internal control over financial reporting, appearing under Item 18, and is incorporated herein by reference.

(d) Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting that occurred during the year covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

In accordance with the rules of the AMEX, the exchange at which the Company’s stock was listed at the time, the Company was not required to have an audit committee until July 31, 2005.  The Company appointed an Audit Committee in accordance with AMEX and NYSE requirements prior to such deadline. The Board has determined that Messrs. Apostolos Kontoyannis and Frithjof Platou, each an independent member of the Board, are Audit Committee financial experts. The Audit Committee has issued the following report to the Board:

Report of the Audit Committee to the Board

The Audit Committee oversees the Company’s financial reporting process on behalf of the Board. The Company’s management has the primary responsibility for the financial statements, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting. In fulfilling its oversight responsibilities, the Committee reviewed and discussed the audited consolidated financial statements and in the Annual Report with Company management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Committee reviewed with the independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of those audited consolidated financial statements with U.S. generally accepted accounting principles, its judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Committee by Statement on Auditing Standards No. 61, Communication With Audit Committees, (as amended), other standards of the Public Company Accounting Oversight Board (United States), rules of the Securities and Exchange Commission, and other applicable regulations. In addition, the Committee has discussed with the independent registered public accounting firm the firm’s independence from Company management and the Company, including the matters in the letter from the firm required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees.

The Committee also reviewed management’s report on its assessment of the effectiveness of the Company’s internal control over financial reporting and the independent registered public accounting firm’s report on the effectiveness of the Company’s internal control over financial reporting.

The Committee discussed with the Company’s internal auditors and independent registered public accounting firm the overall scope and plans for their respective audits. The Committee meets with the internal auditors and the independent registered public accounting firm, with and without management present, to discuss the results of their examinations; their evaluations of the Company’s internal control , including internal control over financial reporting; and the overall quality of the Company’s financial reporting.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board, and the Board has approved, that the audited consolidated financial statements and management’s assessment of the effectiveness of the Company’s internal control over financial reporting be included in the Annual Report on Form 20-F for the year ended December 31, 2007 filed by the Company with the Securities and Exchange Commission. The Committee and the Board also have recommended, subject to shareholder approval, the selection of the Company’s independent registered public accounting firm.

The Committee is governed by a charter which can be found in company’s web site www.excelmaritime.com. The Committee held four meetings during fiscal year 2007. The Committee is comprised solely of independent directors as defined by listing standards and Rule 10A-3 of the Securities Exchange Act of 1934.

The information contained in this report shall not be deemed to be “soliciting material” or to be “filed” with the SEC, nor shall such information be incorporated by reference into any future filings with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act.

Respectfully submitted,

Audit Committee

Audit Committee Chair Apostolos Kontoyannis
Audit Committee Member Evangelos Macris
Audit Committee Member Frithjof Platou

Item 16 B.  Code of Ethics

The Company has adopted a code of ethics that applies to all employees, directors, officers, agents and affiliates of the Company. A copy of our code of ethics is attached hereto as Exhibit 11.1.  We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Mr. Theodore M. Kokkinis.  In addition, our code of ethics is available on our website at www.excelmaritime.com.

Item 16C.  Principal Accountant Fees and Services

Our principal Accountants, Ernst & Young (Hellas), Certified Auditors Accountants S.A., have billed us for audit, audit-related and non-audit services as follows (in Euros):

	2006	2007
Audit fees	231,000	488,250
Audit-related fees	-	150,000
Tax fees	-	-
All other fees	-	-
Total	231,000	638,250

Audit fees in 2007 relate to the audit of our consolidated financial statements and the audit of our internal controls over financial reporting and audit services provided in connection with SAS 100 reviews and registration statements/offering memoranda. Audit-related fees relate to financial due diligence services provided in connection with the acquisition of Quintana.

Audit fees in 2006 relate the audit of our consolidated financial statements and the review of internal control.

Under the Sarbanes-Oxley Act of 2002 (the “Act”) and per NYSE rules and regulations our Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the independent auditor. As part of this responsibility, the Audit Committee is required to pre-approve audit, audit-related and permitted non-audit services provided by the independent auditor in order to ensure that such services do not impair the auditor’s independence.

To implement the provisions of the Act, and the related rules promulgated by the SEC, the Audit Committee has adopted, and the Board has ratified, an Audit and Non-Audit Services Pre-Approval Policy to set forth the procedures and the conditions pursuant to which audit and non-audit services proposed to be performed by the independent auditor are pre-approved by the Committee or its designee(s).

All audit and audit-related services provided by Ernst & Young (Hellas), Certified Auditors Accountants S.A., were pre-approved by the Audit Committee.

Item 16D.  Exemptions From the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17 - FINANCIAL STATEMENTS

See Item 18

ITEM 18 - FINANCIAL STATEMENTS

The following financial statements, together with the report of Ernst & Young (Hellas) Certified Auditors Accountants S.A. thereon, are set forth on pages F-1 through F-34 and are filed as a part of this annual report.

EXCEL MARITIME CARRIERS LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

EXCEL MARITIME CARRIERS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
EXCEL MARITIME CARRIERS LTD.

We have audited the accompanying consolidated balance sheets of Excel Maritime Carriers Ltd. (the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Excel Maritime Carriers Ltd. at December 31, 2006 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Excel Maritime Carriers Ltd.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece,
March 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
EXCEL MARITIME CARRIERS LTD.

We have audited Excel Maritime Carriers Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the Management’s annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2006 and 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007 of the Company and our report dated March 31, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece,
March 31, 2008

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of U.S. Dollars – except for share and per share data)

ASSETS	2006	2007

CURRENT ASSETS:
Cash and cash equivalents	86,289	243,672
Restricted cash	4,534	3,175
Accounts receivable trade, net	967	1,123
Accounts receivable, other	1,679	383
Due from affiliate (Note 3)	-	105
Inventories (Note 5)	1,066	2,215
Prepayments and advances	1,253	1,562
Financial instruments (Note 9)	-	499
Total current assets	95,788	252,734

FIXED ASSETS:

Vessels, net (Note 6)	437,418	527,164
Office furniture and equipment, net (Note 6)	983	1,466
Total fixed assets, net	438,401	528,630

OTHER NON CURRENT ASSETS:
Investment in affiliate (Note 3)	-	15,688
Goodwill	400	400
Deferred charges, net (Note 7)	4,296	15,119
Restricted cash	10,466	11,825

Total assets	549,351	824,396

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred financing fees (Note 8)	32,452	39,179
Accounts payable	3,096	4,306
Due to related parties (Note 4)	248	382
Deferred revenue	1,892	3,417
Accrued liabilities	5,197	6,650
Financial Instruments (Note 9)	834	2,056
Total current liabilities	43,719	55,990

LONG-TERM DEBT, net of current portion and net of unamortized deferred financing fees (Note 8)	185,467	368,585

COMMITMENTS AND CONTINGENCIES (Note 14)	-	-

MINORITY INTEREST	4	-

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.1 par value: 5,000,000 shares authorized, none issued	-	-
Common Stock, $0.01 par value; 100,000,000 Class A shares and 1,000,000 Class B shares authorized; 19,595,153 Class A shares and 135,326 Class B shares, issued and outstanding at December 31, 2006; 19,893,556 Class A shares and 135,326 Class B shares, issued and outstanding at December 31, 2007 (Note 10)	197	200
Additional paid-in capital (Note 10)	182,410	193,897
Shares to be issued ( 298,403 Class A shares) (Note 4)	6,853	-
Accumulated Other Comprehensive Loss	(79)	(65)
Due from a related party (Note 4)	(2,024)	-
Retained earnings	132,993	205,978
	320,350	400,010
Less: Treasury stock (78,650 Class A shares and 588 Class B shares) at December 31, 2006 and December 31, 2007	(189)	(189)
Total stockholders’ equity	320,161	399,821
Total liabilities and stockholders’ equity	549,351	824,396

The accompanying notes are an integral part of these consolidated statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Expressed in thousands of U.S Dollars-except for share and per share data)

	2005	2006	2007

REVENUES:
Voyage revenues (Note 1)	$118,082	$123,551	$176,689
Revenue from managing related party vessels (Note 4)	522	558	818
	118,604	124,109	177,507

EXPENSES:
Voyage expenses (Note 16)	11,693	8,109	11,077
Voyage expenses – related party (Notes 4 and 16)	1,412	1,536	2,204
Vessel operating expenses (Note 16)	24,215	30,414	33,637
Depreciation (Note 6)	20,092	28,453	27,864
Amortization of deferred dry-docking and special survey costs (Note 7)	622	1,547	3,904
Contract termination expense - related party (Note 4)	4,963	-	-
General and administrative expenses	6,520	10,049	12,953
	69,517	80,108	91,639

GAIN ON SALE OF VESSELS (Note 6)	26,795	-	6,194

Operating income	75,882	44,001	92,062

OTHER INCOME (EXPENSES):
Interest and finance costs (Notes 8, 9 and 17)	(10,259)	(16,751)	(14,975)
Interest income	2,381	4,134	7,485
Other, net	66	145	(66)
Total other income (expenses), net	(7,812)	(12,472)	(7,556)
Net income before taxes, minority interest and income from investment in affiliate	68,070	31,529	84,506

US Source Income taxes (Note 15)	(311)	(426)	(486)

Net income before minority interest and income from investment in affiliate	67,759	31,103	84,020

Minority Interest (Note 1)	-	3	2
Income from investments	-	-	873
Net income	$67,759	$31,106	$84,895

Weighted average shares outstanding:
Basic (Note 13)	18,599,876	19,947,411	19,949,644
Diluted (Note 13)	18,599,876	19,947,411	19,965,676

Per share amounts
Basic earnings per share	$3.64	$1.56	$4.26
Diluted earnings per share	$3.64	$1.56	$4.25
Cash dividends declared per ordinary share	$-	$-	$0.60

The accompanying notes are an integral part of these consolidated statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 and 2007
(Expressed in thousands of U.S. Dollars – except for share data)

		Common Stock		Additional Paid-in Capital	Shares to be issued	Accumulated Other Comprehensive Loss		Retained Earnings	Total	Treasury Stock	Total Stockholders’ Equity
	Comprehensive Income	Number of Shares	Par Value				Due from a related party

BALANCE, December 31, 2004		13,811,099	$138	$63,738	-	$-	$--	$34,128	$98,004	$(189)	$97,815
- Net income	67,759	-	-	-	-	-	-	67,759	67,759	-	67,759
- Issuance of common stock		5,899,000	59	123,820	-	-	-	-	123,879	-	123,879
- Expenses relating to the issuance of common stock		-	-	(7,375)	-	-	-	-	(7,375)	-	(7,375)
- Stock based compensation expense		-	-	948	-	-	-	-	948	-	948
- Contract Termination				134	6,853	-		-	6,987		6,987
- Due from a related party		-	-			-	(2,024)	-	(2,024)	-	(2,024)
Comprehensive income	67,759	-	-	-	-	-		-	-	-	-
BALANCE, December 31, 2005		19,710,099	$197	$181,265	6,853	$--	$(2,024)	$101,887	$288,178	$(189)	$287,989
- Net income	31,106		-	-	--	-	-	31,106	31,106	-	31,106
- Issuance of common stock		20,380	-	225	-	-	-	-	225	-	225
- Stock based compensation expense		-	-	920	--	-	-	-	920	-	920
- Other Comprehensive income		-	-	-	-	-	-	-		-	-
-Actuarial losses	(79)	-	-	-	-	(79)	-	-	(79)	--	(79)
Comprehensive Income	31,027	-	-	-	-	-	-	-	-	-
BALANCE, December 31, 2006		19,730,479	$197	$182,410	6,853	$(79)	$(2,024)	$132,993	320,350	$(189)	$320,161
- Net income	84,895	-	-	-	-	-	-	84,895	84,895	-	84,895
- Issuance of common stock	-	298,403	3	6,850	(6,853)	-	-	-	-	-	-
-Sale of shares of a Oceanaut (Note 3)	3,811	-	-	3,811	-	-	-	-	3,811	-	3,811
-Due from a related party	-	-	-	-	-	-	2,024	-	2,024	-	2,024
- Stock-based compensation expense	-	-	-	826	-	-	-	-	826	-	826
- Dividends paid	-	-	-	-	-	-		(11,910)	(11,910)	-	(11,910)
- Actuarial gains	14	-	-	-	-	14	-	-	14	-	14
Comprehensive Income	88,720	-	-	-	-	-	-	-	-	-	-
BALANCE, December 31, 2007		20,028,882	$200	$193,897	-	$(65)	$-	$205,978	400,010	$(189)	$399,821

The accompanying notes are an integral part of these consolidated statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Expressed in thousands of U.S. Dollars)
	2005	2006	2007
Cash Flows from Operating Activities:
Net income	$67,759	$31,106	$84,895
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	20,092	28,453	27,864
Amortization of deferred dry docking and special survey costs	622	1,547	3,904
Amortization and write-off of deferred financing costs	526	487	511
Gain on sale of vessels	(26,795)	-	(6,194)
Contract termination expense	4,963	-	-
Stock-based compensation expense	948	920	826
Change in fair value of financial instruments	-	834	723
Unrecognized actuarial losses	-	(79)	14
Minority Interest	-	-	(2)
Income from investment in affiliate	-	-	(873)

Changes in operating assets and liabilities:
Accounts receivable	221	(662)	1,140
Inventories	(536)	28	(1,149)
Prepayments and advances	228	(519)	(309)
Due from related party	-	-	(105)
Accounts payable	2,045	(211)	1,210
Due to related parties	-	337	134
Accrued liabilities	3,420	343	1,453
Deferred revenue	1,893	(1)	1,525
Payments for dry docking and special survey	(1,747)	(4,239)	(6,834)
Net Cash provided by Operating Activities	$73,639	$58,344	$108,733

Cash Flows from Investing Activities:
Additions to vessels cost	(454,241)	-	(126,068)
Investment in affiliate	-	-	(11,004)
Proceeds from sale of vessels, net	37,022	-	15,740
Payment for business acquisition costs	-	-	(1,522)
Additions to office furniture and equipment	(524)	(662)	(755)
Net cash used in Investing Activities	$(417,743)	$(662)	$(123,609)

Cash Flows from Financing Activities:
(Increase) decrease in restricted cash	(27,777)	15,270	-
Proceeds from long-term debt	282,415	-	225,600
Principal payments of long-term debt	(31,530)	(45,384)	(35,876)
Receipts from a related party	-	-	2,024
Minority interest	-	4	(2)
Dividends paid	-	-	(11,910)
Issuance of common stock,net of related issuance costs	116,504	225	-
Payment of financing costs	(1,919)	-	(7,577)
Net cash provided by (used in) Financing Activities	$337,693	$(29,885)	$172,259

Net increase (decrease) in cash and cash equivalents	(6,411)	27,797	157,383
Cash and cash equivalents at beginning of year	64,903	58,492	86,289

Cash and cash equivalents at end of the year	$58,492	$86,289	$243,672

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for:
Interest payments	$8,872	$14,224	$14,489
U.S Source Income taxes	$-	$748	$489

The accompanying notes are an integral part of these consolidated statements.

1.       Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Excel Maritime Carriers Ltd. and its wholly owned subsidiaries (collectively, the “Company” or “Excel”). Excel was formed in 1988, under the laws of the Republic of Liberia.  The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of bulk carrier vessels and is the sole owner of all outstanding shares of the following subsidiaries:

	Company	Country of incorporation	Date of incorporation	Vessel-owned

Ship-owning companies with vessels in operation at December 31, 2007:

1.	Centel Shipping Co. Ltd. (“Centel”)	Cyprus	May 2002	Lady
2.	Snapper Marine Ltd. (“Snapper”)	Liberia	June 2004	Marybelle
3.	Liegh Jane Navigation S.A. (“Liegh”)	Liberia	July 2004	Swift
4.	Teagan Shipholding S.A. (“Teagan”)	Liberia	November 2004	First Endeavour
5.	Fianna Navigation S.A. (“Fianna”)	Liberia	November 2004	Isminaki
6.	Ingram Limited (“Ingram”)	Liberia	November 2004	Emerald
7.	Whitelaw Enterprises Co. (“Whitelaw”)	Liberia	November 2004	Birthday
8.	Castalia Services Ltd. (“Castalia”)	Liberia	November 2004	Princess I
9.	Yasmine International Inc. (“Yasmine”)	Liberia	January 2005	Elinakos
10.	Candy Enterprises Inc. (“Candy”)	Liberia	February 2005	Renuar
11.	Barland Holdings Inc. (“Barland”)	Liberia	February 2005	Attractive
12.	Fountain Services Ltd. (“Fountain”)	Liberia	February 2005	Powerful
13.	Amanda Enterprises Ltd. (“Amanda”)	Liberia	March 2005	Happy Day
14.	Marias Trading Inc. (“Marias”)	Liberia	March 2005	Angela Star
15.	Tanaka Services Ltd. (“Tanaka”)	Liberia	March 2005	Rodon
16.	Harvey Development Corp. (“Harvey”)	Liberia	March 2005	Fortezza
17.	Minta Holdings S.A. (“Minta”)	Liberia	April 2005	July M (Note 6)
18.	Odell International Ltd. (“Odell”)	Liberia	April 2005	Mairouli (Note 6)

Companies established to acquire vessels :

19.	Magalie Investments Corp.(“Magalie”)	Liberia	March 2005
20.	Melba Management Ltd. (“Melba”)	Liberia	April 2005
21.	Naia Development Corp. (“Naia”)	Liberia	April 2005

Ship-owning company with vessel sold during the year ended December 31, 2007:

22.	Pisces Shipholding Ltd.	Liberia	June 2004	Goldmar (Note 6)

Other group companies
23.	Maryville Maritime Inc. (“Maryville”)	Liberia	August 1983	Management company
24.	Point Holdings Ltd. (“Point”)	Liberia	February 1998	Holding company
25.	Thurman International Ltd (“Thurman”)	Liberia	April 2002	Holding Company

During 2007, four Cypriot ship-owning companies with vessels sold during the year ended December 31, 2005 were dissolved – refer to Note 6 below for further details.

As of December 31, 2006, the Company also owned 75% of the outstanding common stock of Oceanaut Inc. (“Oceanaut”), a corporation in the development stage, organized on May 3, 2006 under the laws of the Republic of the Marshall Islands. Oceanaut was formed to acquire, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry. The remaining 25% of Oceanaut was held by certain of the Company’s officers and directors.

1.      Basis of Presentation and General Information – (continued):

As of December 31, 2006, the consolidated financial statements included the accounts of such majority-owned subsidiary. Following the completion of Oceanaut’s initial public offering and the private placement in March 2007, as discussed under Note 3 below, the Company owns approximately 18.9% of the issued and outstanding shares of Oceanaut, an additional 4.8% interest being held by certain of the Company’s officers and directors, and accounts for it under the equity method.

Effective January 1, 2005 and following the termination of an agreement with Excel Management Ltd (“Excel Management”), an affiliated corporation (Note 4), the operations of the vessels have been directly managed by Maryville Maritime Inc. (“Maryville”), a wholly-owned subsidiary, which provides the vessels with a wide range of shipping management services, such as technical support and maintenance, supervision of new buildings, insurance consulting, chartering, financial and accounting services. The fees charged by Maryville for the management of the Company’s fleet, are eliminated for consolidation purposes in the accompanying consolidated statements of income.

Charterers individually accounting for more than 10% of the Company’s voyage revenues during the years ended December 31, 2005, 2006 and 2007, are as follows:

Charterer	2005	2006	2007
Daeyang Shipping Co Ltd.	12%	15%	-
Armada ( Singapore) Pte Ltd	-	-	12%

2.     Significant Accounting Policies:

(a)
Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include in each of the three years in the period ended December 31, 2007 the accounts and operating results of Excel and its wholly-owned and majority- owned subsidiaries referred to in Note 1 above. All significant intercompany balances and transactions have been eliminated in consolidation. The Company consolidates all subsidiaries that are more than 50 percent owned. In addition, following the provisions of FASB Interpretation No. 46R Consolidation of Variable Interest Entities, an interpretation of ARB No.51, issued in December 2003, the Company evaluates any interest held in other entities to determine whether the entity is a Variable Interest Entity (“VIE”) and if the Company is the primary beneficiary of the VIE. The Company’s investment in Oceanaut, in which the Company believes it exercises significant influence over operating and financial policies, are accounted for using the equity method. Under this method the investment is carried at cost, and is adjusted to recognize the investor’s share of the earnings or losses of the investee after the date of acquisition and is adjusted for impairment whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income by the investor and such amount reflects adjustments similar to those made in preparing consolidated financial statements including adjustments to eliminate intercompany gains and losses, and to amortize, if appropriate, any differences between investor cost and underlying equity in net assets of the investee at the date of acquisition. The investment of an investor is also adjusted to reflect the investor’s share of changes in the investee’s capital. In the Company’s case and due to the fact that Oceanaut is a development stage company, the adjustment to reflect the difference between its carrying value of the shares sold and the proceeds from the sale has been accounted for as an equity transaction in accordance with Staff Accounting Bulletin Topic 5H “Sales of Stock of a Subsidiary” and recognized in Additional Paid-in Capital in the accompanying consolidated financial statements.

2.     Significant Accounting Policies-(continued):

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

(c)
Other Comprehensive Income: The Company follows the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income”, which requires separate presentation of certain transactions, which are recorded directly as components of Stockholders’ equity. Comprehensive income at December 31, 2005 equals net income; at December 31, 2006 comprehensive income is comprised of net income less actuarial losses related to the adoption and implementation of SFAS No. 158 (Note 2(y)); at December 31, 2007, comprehensive income is comprised of net income less actuarial losses and Company’s share in capital raised by equity investee.

(d)
Concentration of Credit Risk:  Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of nonperformance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings.

(e)
Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company’s accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in general and administrative expenses in the accompanying consolidated statements of income.

(f)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(g)
Restricted Cash: Restricted cash includes bank deposits that are required under the Company’s borrowing arrangements which are used to fund the loan installments coming due. The funds can only be used for the purposes of loan repayment. In addition, restricted cash also includes minimum cash deposits required to be maintained with certain banks under the Company’s borrowing arrangements.

2.     Significant Accounting Policies-(continued):

(h)
Accounts Receivable Trade, net: The amount shown as accounts receivable-trade, net at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision for doubtful accounts at December 31, 2006 and 2007 was $253 and $283, respectively.

(i)
Insurance Claims: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the Company can make an estimate of the amount to be reimbursed following the insurance claim.

(j)	Inventories: Inventories consist of consumable bunkers, lubricants and victualling stores, which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

(k)
Vessels, net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage). Subsequent expenditures for major improvements are also capitalized when they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels. Otherwise, these amounts are charged to expense as incurred.  The cost of each of the Company’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value (vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Management estimates the useful life of the Company’s vessels to be 28 years from the date of initial delivery from the shipyard. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

(l)
Office Furniture and Equipment, net: Office furniture and equipment, net are stated at cost less accumulated depreciation of $0, $203 and $475 for 2005, 2006 and 2007, respectively. Depreciation is calculated on a straight line basis over the estimated useful life of the specific asset placed in service which range from three to nine years.

(m)
Impairment of Long-Lived Assets: The Company uses SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in comparison with the fair value of the asset as provided by third parties for each of the Company’s vessels. The Company regularly reviews its vessels for impairment on a vessel by vessel basis. Furthermore, in the period a long-lived asset meets the “held for sale” criteria of SFAS No. 144, a loss is recognized for any reduction of the long-lived asset’s carrying amount to its fair value less cost to sell.  No impairment loss was recorded in the years ended December 31, 2005, 2006 and 2007.

(n)
Prepaid/Deferred Charter Revenue: Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed.  When the present value of the time charter assumed is greater than the ascribed fair value of the charter, the difference is recorded as prepaid charter revenue.  When the present value is less that the fair value, the difference is recorded as deferred revenue. The resulting assets and liabilities are amortized to revenue over the remaining period of the time charter assumed.

2.     Significant Accounting Policies-(continued):

(o)
Goodwill: Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired. Goodwill is reviewed annually or more frequently if events or circumstances indicate possible impairment in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”. This statement requires that goodwill and other intangible assets with an indefinite life be amortized but instead tested for impairment at least annually. The Company has determined that there is no impairment of goodwill as of and for the years ended December 31, 2005, 2006 and 2007.

(p)
Accounting for Dry-Docking and Special Survey Costs: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are deferred and as of December 31, 2005 were amortized on a straight-line basis over a period of 2.5 years and 5 years, respectively which approximated the next dry-docking and special survey due dates. Within 2006, and following management’s reassessment of the service lives of these costs, the amortization period of the deferred special survey costs was changed from 5 years to the earliest between the date of the next dry-docking and 2.5 years for all surveys. The effect of this change in accounting estimate, which did not require retrospective adoption as per SFAS 154 “Accounting Changes and Error Corrections,” was to decrease net income and basic and diluted earnings per share for the year ended December 31, 2006 by $655 or $0.03 per share, respectively. Unamortized dry-docking and special survey costs of vessels that are sold are written-off at the time of the respective vessels’ sale and are included in the calculation of the resulting gain or loss from such sale.

(q)
Business Combinations: In accordance with SFAS No. 141, Business Combinations (“SFAS No. 141”), the purchase price of acquired businesses or properties is allocated to tangible and identified intangible assets and liabilities based on their respective fair values. Costs incurred in relation to pursuing any business acquisition are capitalized when they are directly related to the business acquisition and the acquisition is probable. Following the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations”, such direct costs will be allocated to tangible and intangible assets upon the consummation of the business acquisition. Pre-acquisition costs also include fees paid to bankers in relation to obtaining related financing. Such financing costs are an element of the effective interest cost of the debt; therefore they will be classified as a contra to debt upon the business acquisition consummation and the receipt of the related debt proceeds and be amortized using the effective interest method through the term of the respective debt.

(r)
Financing Costs: Direct and incremental costs related to the issuance of debt such as legal, bankers or underwriters’ fees are capitalized and reflected as deferred financing costs. Amounts paid to lenders or required to be paid to third parties on the lender’s behalf are classified as a contra to debt. All such financing costs are amortized to interest and finance costs using the effective interest method over the life of the related debt or for debt instruments that are puttable by the holders prior to the debt’s stated maturity, over a period no longer than through the first put option date. Unamortized fees relating to loans repaid or refinanced as debt extinguishment are expensed as interest and finance costs in the period the repayment or extinguishment is made.

(s)
Convertible Senior Notes: In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, EITF Issue No. 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock” and EITF Issue No. 01-6 “The Meaning of Indexed to a Company’s Own Stock”, the Company evaluated the embedded conversion option of its 1.875% Convertible Senior Notes (the “Notes”) due 2027 (Note 8) and concluded that the embedded conversion option contained within the Notes should not be accounted for separately because the conversion option is indexed to its common stock and would be classified within stockholders’ equity, if issued on a standalone basis. In addition, the Company evaluated the terms of the Notes for a beneficial conversion feature in accordance with EITF No. 98-5 “Accounting for Convertible Securities with Beneficial Conversion or Contingently Adjustable Conversion Ratios” and

2.      Significant Accounting Policies-(continued):
EITF No. 00-27, “Application of Issue 98-5 to Certain Convertible Instruments” and concluded that there was no beneficial conversion feature at the commitment date based on the conversion rate of the Notes relative to the commitment date stock price. The Company will continue to evaluate potential future beneficial conversion charges based upon potential future triggering conversion events.

(t)
Financial Instruments: The principal financial assets of the Company consist of cash and cash equivalents and restricted cash, accounts receivable, trade (net of allowance), and prepayments and advances. The principal financial liabilities of the Company consist of accounts payable, accrued liabilities, deferred revenue, long-term debt, and interest-rate swaps. The carrying amounts reflected in the accompanying consolidated balance sheet of financial assets and liabilities approximate their respective fair values.

(u)
Derivatives: The Company is exposed to the impact of interest rate changes. The Company’s objective is to manage the impact of interest rate changes on earnings and cash flows of its borrowings. The Company uses interest rate swaps to manage net exposure to interest rate changes related to its borrowings and to lower its overall borrowing costs. Such swap agreements, designated as “economic hedges” are recorded at fair with changes in the derivatives’ fair value recognized in earnings unless specific hedge accounting criteria are met. During the year ended December 31, 2006 the Company concluded an interest rate collar agreement and an interest rate swap agreement in order to partially hedge the exposure of interest rate fluctuations associated with its variable rate borrowings (Note 9). These agreements do not meet hedge accounting criteria and the change in their fair value is recognized in earnings.

(v)
Accounting for Revenues and Related Expenses: The Company generates its revenues from charterers for the charterhire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of each voyage or time charter. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo.

Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as it is earned ratably over the duration of the period of each voyage charter.

Deferred revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date. Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under the time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company’s revenues are earned.

(w)
Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred and are included in Vessel operating expenses in the accompanying consolidated statements of income.

(x)
Pension and Retirement Benefit Obligations: Administrative employees are covered by state-sponsored pension funds. Both employees and the Company are required to contribute a portion of the employees’ gross salary to the fund. Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits and accordingly the Company has no such obligation. Employer’s contributions for the years ended December 31, 2005, 2006 and 2007 amounted to $0.4 million, $0.6 million and $0.9 million, respectively.

2.       Significant Accounting Policies-(continued):

(y)
Staff Leaving Indemnities – Administrative Personnel: The Company’s employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee’s compensation, length of service and manner of termination (dismissed or retired). Employees who resign, or are dismissed with cause are not entitled to termination payments. The Company’s liability on an actuarially determined basis, at December 31, 2006 and 2007 amounted to $0.4 million and $0.6 million, respectively, while, the amount recognized as Accumulated Other Comprehensive Loss at December 31, 2006 and 2007 following the adoption of SFAS No.158, amounted to $79 and $65, respectively.

(z)
Stock-Based Compensation: Following the provisions of SFAS No. 123(R), the Company recognizes all share-based payments to employees, including grants of employee stock options, in the income statement based on their fair values on the grant date.

(aa)
Variable Interest Entities: The Company evaluates its relationships with other entities to identify whether they are variable interest entities and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements. As of December 31, 2007, there were no entities for the periods presented that were required to be included in the accompanying consolidated financial statements.

(ab)
Taxation: In July 2006 the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 was effective for fiscal years beginning after December 15, 2006. The adoption of this standard did not have an impact on the Company’s consolidated financial condition and results of operations.

(ac)
Earnings per Common Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities during the years ended December 31, 2005 and 2006 while during the year ended December 31, 2007 diluted earnings per share reflect the potential dilution from the outstanding stock options and restricted stock granted by the Company in October 2004 and January 2007. In relation to the Convertible Senior Notes due 2027 discussed under Note 2 (s) above, the notes holders are only entitled to the conversion premium if the share price exceeds the market price trigger of $91.30 and thus, until the stock price exceeds the conversion price of $91.30, only the portion in excess of the principal amount will be settled in shares. As of December 31, 2007, none of the shares were dilutive since the average share price for the period from the Convertible Senior Notes issuance to December 31, 2007 ($ 55.75) did not exceed the conversion price.

(ad)
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

2.       Significant Accounting Policies-(continued):

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

(ae) Recent Accounting Pronouncements:

In September 2006 the FASB issued FASB Statement No. 157 “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data.  Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  Early adoption is permitted.  The Company will adopt this pronouncement beginning in fiscal year 2008. The Company does not expect the adoption of SFAS No. 157 to have any effect on its consolidated financial statements.

In February 2008, the FASB issued Staff Position FASB 157-1 which amends SFAS No. 157 to exclude SFAS No. 13 “Accounting for Leases” and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13. This scope exception does not apply to assets and liabilities assumed in a business combination that are required to be measured at fair value under SFAS No. 141, “Business Combinations”, or No. 141(R) “Business Combinations”, regardless of whether those assets or liabilities are related to leases. In addition, in February 2008, the FASB issued Staff Position FASB 157-2 which delays the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The delay is intended to allow the Board and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of SFAS No. 157. The Company will apply the provisions of SFAS No. 157 to non-financial assets and non-financial liabilities beginning January 1, 2009, as a result of which the Company does not expect to have any effect on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which permits entities to elect to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Earlier adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157.  The Company evaluated the guidance contained in SFAS No. 159 and has elected not to report any existing financial assets or liabilities (other than those currently reported)  at fair value, therefore, the adoption of the statement is not expected to have any impact on the Company’s financial position and results of operation. The Company, however, retains the ability to elect the fair value option for certain assets and liabilities acquired under this new pronouncement.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“FAS No. 141(R)”). SFAS No. 141(R), which replaces SFAS No. 141 “Business Combinations”, establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  Early adoption is not permitted.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51” (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends).  Early adoption is prohibited. This statement is required to be applied prospectively as of the beginning of the fiscal year in which it initially applied, except for the presentation and disclosure requirements, which must be applied retrospectively for all periods presented.

2.       Significant Accounting Policies-(continued):

In March 2008 the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Acitivities” (“SFAS No. 161”).  The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows.  It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 161 on its consolidated financial statements.

In May, 2008, FASB Staff Position (“FSP”) APB 14-1, “Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement).” The FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that reflects the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.  The Company is currently evaluating the impact of the adoption of APB14-1 on its consolidated financial statements.

(af)	Presentation changes: Certain minor reclassifications have been made to the presentation of the 2006 financial statements to conform to those of 2007.

3.       Investment in Affiliate:

On March 6, 2007 Oceanaut (Note 1) completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. In this respect, 18,750,000 units (the”units”) were sold at a price of $8.00 per unit, raising gross proceeds of $150.0 million. Prior to the closing of the initial public offering, Oceanaut consummated a private placement to the Company, consisting of 1,125,000 units at $8.00 per unit price and 2,000,000 warrants at $1.00 per warrant to purchase an equivalent amount of common stock at a price of $6.00 per share, raising gross proceeds of $11.0 million. Each unit issued in the initial public offering and the private placement consists of one newly issued share of Oceanaut’s common stock and one warrant to purchase one share of common stock.

The initial public offering and the private placement generated gross proceeds in an aggregate of $161.0 million to be used to complete a business combination with a target business. Therefore, an amount of approximately 95% of the gross proceeds or $153.6 million, after payment of certain amounts to the underwriters, is being held in a trust account until the earlier of (i) the consummation of a Business Combination or (ii) the distribution of the trust account under Oceanaut’s liquidation procedure.

In the event of liquidation, the Company has waived its right to receive distributions with respect to the 2,000,000 warrants and 500,000 of 1,125,000 units purchased in the private placement, while it will be entitled to receive the same liquidation rights as the purchasers of shares in the initial public offering with respect to the remaining 625,000 units acquired in the private placement. As such, the remaining proceeds not held in trust of approximately $0.7 million plus an amount of up to $2.0 million of the interest income to be earned on the trust account may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses, as well as claims raised by any third party.

In addition, in the event of a dissolution and liquidation of Oceanaut, the Company will cover any short fall in the trust account as a result of any claims by various vendors, prospective target businesses or other entities for services rendered or products sold to Oceanaut if such vendor or prospective target business or other third party does not execute a valid and enforceable waiver of any rights or claims to the trust account up to a maximum of $75.

3.       Investment in Affiliate – (continued):

As of December 31, 2007, the Company owns approximately 18.9% of the issued and outstanding shares of Oceanaut, while a percentage of 3.4% is held by certain of the Company’s officers and directors. Certain officers and directors of the Company serve also as officers and directors of Oceanaut.  Additionally, the Company has agreed to make available certain office and secretarial services as may be required for a fee of $7.5 per month.

Prior to the initial public offering and private placement of shares of Oceanaut, the Company owned 75% of the outstanding common stock of Oceanaut, with the remaining 25% being held by certain of the Company’s officers and directors.  As such, the financial position and results of operations of Oceanaut were included in the consolidated financial statements of the Company.  Subsequent to the initial public offering and private placement, the Company has evaluated its relationship with Oceanaut and has determined that Oceanaut is not required to be consolidated in the Company’s financial statements pursuant to FIN 46R because Oceanaut does not meet the criteria for a variable interest entity.  As such, subsequent to March 6, 2007, Oceanaut is accounted for under the equity method of accounting on the basis of the Company’s ability to influence Oceanaut’s operating and financial decisions. The Company’s investment cost, adjusted for its 18.9% ownership share of Oceanaut’s operations and changes in capital as a result of Oceanaut’s initial public offering is reflected as Investment in affiliate in the accompanying 2007 consolidated balance sheet. Since March 6, 2007 the units and after their split on April 4, 2007, the shares of Oceanaut common stock and the warrants are all traded on the American Stock Exchange. The closing price of the units, shares of common stock and warrants as of December 31, 2007 were $9.26, $7.85 and $1.64, respectively.

Following the completion of Oceanaut’s initial public offering and the additional equity raised in this respect, the Company’s equity investment in Oceanaut was less than its percentage interest in Oceanaut’s net assets by $3.8 million.  This difference was accounted for as an increase to the Company’s equity investment with a corresponding credit to Additional paid in capital in accordance with the guidance in Staff Accounting Bulletin No. 84 Topic 5G.

Furthermore, a trade receivable of $105 due from Oceanaut at December 31, 2007, is reflected as due from related parties in the accompanying 2007 consolidated balance sheet. This amount has now been paid to Excel by Oceanaut. In the event that Oceanaut does not consummate a Business Combination within 18 months from the date of the consummation of the Offering (March 6, 2007), or 24 months from the consummation of the Offering if certain extension criteria have been satisfied, Excel will forfeit part of its investment made in the private placement amounting to approximately $6 million.

On October 12, 2007, Oceanaut entered into definitive agreements pursuant to which it has agreed to: (i) purchase, for an aggregate purchase price of $700 million in cash, nine dry bulk vessels from third parties, (ii) issue 10,312,500 shares of its common stock, at a purchase price of $8.00 per share, in a private placement by separate companies associated with the third parties. The above agreements, however, were mutually terminated subsequent to year-end (Note 18 (b)).

4.       Transactions with Related Parties:

(a)
Excel Management.: On June 19, 2007, the Company received a lump sum cash payment of approximately $2.0 million that was due from Excel Management, a corporation controlled by the Company’s Chairman, Mr. Gabriel Panayotides and issued 298,403 shares of Class A common stock in accordance with a termination agreement entered into between the Company and Excel Management on March 2, 2005 for the termination of certain management services governed by an agreement between Excel Management and the Company. The amount received was reflected as a receivable and classified as a reduction of stockholders’ equity in the accompanying consolidated balance sheet at December 31, 2006. The shares issued are subject to a two-year lock-up from their date of issuance. In accordance with the termination agreement, additional Class A shares will be issued to Excel Management at any time before January 1, 2009 under an antidilution provision to maintain its 1.5% ownership of the Company’s total outstanding Class A common stock.

4.       Transactions with Related Parties – (continued):

The Company has a brokering agreement with Excel Management, under which Excel Management acts as the Company’s broker to provide services for the employment and chartering of the Company’s vessels, for a commission fee equal to 1.25% of the revenue of each contract Excel Management has brokered. The agreement was effective January 1, 2005 for an initial period of one year and is automatically extended for successive one year periods, unless written notice by either party is given at least one year prior to the commencement of the applicable one year extension period. Commissions charged by Excel Management during the years ended December 31, 2005, 2006 and 2007, amounted to $1.4 million, $1.5 million and $2.2 million respectively and are separately reflected in the accompanying consolidated statements of income. Amounts due to Excel Management at December 31, 2006 and 2007 were $0.2 million and $0.2 million, respectively and are included in due to related parties in the accompanying consolidated balance sheets.

(b)
Vessels under Management: Maryville (Note 1) provides shipping services to four related ship-owning companies at a fixed monthly fee per vessel of $17,000. Such companies are affiliated with the Company’s Chairman. The revenues earned for the years ended December 31, 2005, 2006 and 2007 totaled approximately $0.5 million, $0.6 million and $0.8 million respectively and are separately reflected in the accompanying consolidated statements of income. Amounts due to these related ship-owning companies at December 31, 2006 and 2007 were $0 and $0.2 million, respectively and are included in due to related parties in the accompanying consolidated balance sheets.

(c)	On April 27, 2007, the Company’s Board of Directors approved the sale of vessel Goldmar for $15.7 million, net of selling costs to a company affiliated with the Company’s Chairman (Note 6).

5.       Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31
	2006	2007
Bunkers	20	837
Lubricants	928	1,240
Victualling stores	118	138
	1,066	2,215

6.       Fixed Assets, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31
	2006	2007
Vessels, cost	486,395	600,486
Accumulated depreciation	(48,977)	(73,322)
Vessels, net	437,418	527,164

Office furniture and equipment, cost	1,186	1,941
Accumulated depreciation	(203)	(475)
Office furniture and equipment, net	983	1,466

Total fixed assets, net	438,401	528,630

The Company’s vessels have been provided as collateral to secure the bank loans discussed in Note 8. During the year ended December 31, 2005, the Company acquired sixteen dry bulk carrier vessels for an aggregate consideration of approximately $480.5 million. One of these vessels, M/V Powerful, which was acquired for cash consideration of $35.3 million, was under an existing time charter contract which the Company agreed to assume through an arrangement with the respective charterer. The Company, upon delivery of the above vessel, evaluated the charter contract assumed and concluded that the fair value of the charter party equaled its present value.

6.       Fixed Assets, net-(continued):

During the year ended December 31, 2005, the vessels Petalis, Lucky Lady, Fighting Lady and Almar I were sold for a total consideration of approximately $37.0 million, resulting in a gain of approximately $26.8 million (net of $0.9 million of unamortized dry-docking costs written-off as at the date of sale) which is separately reflected in the accompanying 2005 consolidated statement of income.

On June 3, 2006, the vessel Princess I sustained extensive hull damage over almost the full length of the hull starboard side after repeated collisions onto the quay at Port of Tubarao, Brazil, due to parting of the mooring lines in bad weather. The vessel underwent permanent repairs at Rio de Janeiro, which commenced on June 15, 2006 and were completed on July 23, 2006. The total cost of the repairs amounted to approximately $2.0 million, which were covered by an insurance policy. The claim’s outstanding balance as of December 31, 2006 of approximately $1.0 million is included in Accounts receivable other and it was collected on various dates through July 2007.

On April 27, 2007, the Company’s Board of Directors approved the sale of M/V Goldmar for approximately $15.7 million, net of selling costs to a company affiliated to the Company’s Chairman of the Board of Directors. The realized gain of approximately $6.2 million (net of $0.8 million of unamortized dry-docking costs written-off as at the date of sale), was recognized on delivery of the vessel to the buyer in May 2007 and is separately reflected in the accompanying 2007 consolidated statement of income as a gain from vessel sale.

On July 16, 2007, the Company entered into two Memoranda of Agreement to acquire two Supramax bulk carriers, built in 2005 and of a total capacity of 108,773 dwt, for $63.0 million per vessel. The vessels were delivered to the Company on December 11 and 14, 2007.

7.       Deferred Charges, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31
	2006	2007
Unamortized dry-docking and special survey costs (i)	4,296	6,427
Unamortized issuance costs of 1.875% Convertible Senior Notes (ii)	-	4,470
Pre-acquisition costs (iii)	-	1,522
Deferred financing costs (iii)	-	2,700
	4,296	15,119

(i)
During the years ended December 31, 2005, 2006 and 2007, the Company incurred dry-docking and special survey costs of approximately $1.7 million, $4.2 million and $6.8 million, respectively, while amortization for the same years amounted to $0.6 million, $1.5 million and $3.9 million, respectively and is separately reflected in the accompanying consolidated statements of income.

(ii)
During the year ended December 31, 2007 and in relation to the 1.875% Convertible Senior Notes due 2027 discussed in Note 8 below, the Company incurred issuance costs of approximately $4.6 million. Related amortization amounted to approximately $0.1 million and is included in Interest and Finance costs in the accompanying 2007 consolidated statement of income.

7.       Deferred Charges, net-(continued):

(iii)
In October 2007, the Company initiated the process of examining the potential acquisition of Quintana Maritime Limited (“Quintana”), an international provider of drybulk marine transportation services incorporated in the Marshall Islands. Direct costs relating to the contemplated acquisition and accrued by the Company as of December 31, 2007 amounted to approximately $1.5 million. In connection with the acquisition of Quintana, the Company, on December 27, 2007, entered into a commitment letter with a group of arrangers, with respect to a senior secured credit facility under which Excel may borrow up to $1.4 billion. Arrangement fees accrued by the Company as of December 31, 2007 in connection with the above facility, amounted to $2.7 million. Please refer to Note 8 for discussion of the terms of this facility and to Note 18 (a) for developments relating to the acquisition of Quintana.

8.       Long-term Debt, net of Unamortized Deferred Financing Fees:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2006	2007
1.875% Convertible Senior Notes	-	150,000
Total term loans, net of unamortized deferred financing costs of $1,203 and $1,082 as of December 31, 2006 and 2007, respectively	217,919	257,764
Less-current portion	(32,452)	(39,179)
Long-term portion	185,467	368,585

Term Loans: As of December 31, 2007, the Company has outstanding five bank loans, concluded in order to partially finance the acquisition cost of certain vessels, with varying maturities through December 2022. The loans bear interest at LIBOR plus a margin and the average interest rate (including the margin) at December 31, 2006 and 2007 was 6.25% and 5.98%, respectively. In May and July 2006, two of the loans discussed above were amended to effect certain changes with respect to the interest margin, the minimum free liquidity and the definition of excess cash calculations based on which certain amounts are paid to the bank with respect to one of the loans.

During the years ended December 31, 2006 and 2007 amounts of approximately $5.7 million and $2.0 million, respectively, were paid to one bank as provided in the related loan agreement against part of the balloon installment and of the scheduled principal repayment installments in reverse order of their maturity. During the year ending December 31, 2008 and in accordance with the same loan provision discussed above, an amount of approximately $6.0 million is scheduled to be paid to the bank. This amount is included in the current portion of long-term debt in the accompanying 2007 consolidated balance sheet.

The loans are secured as follows:

•	First priority mortgages over the borrowers vessels;
•	First priority assignment of all insurances and earnings of the mortgaged vessels;
•	Pledge over the Company’s bank accounts where payments for charters are deposited by the charterers; and
•	Corporate guarantee of the Company.

8.       Long-term Debt, net of Unamortized Deferred Financing Fees-(continued):

The loans, contain financial covenants, amongst others, requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceeds 135% of the aggregate outstanding principal amount under the loans, that total assets minus total debt will not, at any time, be less than $150,000 and to maintain liquid funds of at least 10% of total debt as at December 31, 2005 and of at least $15,000 as at December 31, 2006 and 2007. As a result, restricted cash included in the accompanying consolidated balance sheets represents bank deposits that are required under the loans and are used to fund the loan installments falling due, as well as minimum cash deposits required to be maintained with certain banks in accordance with loan covenants. The Company is permitted to pay dividends under certain conditions and for amounts as defined in the related loan agreements.

1.875% Convertible Senior Notes: On October 10, 2007, the Company completed its offering of $125,000 aggregate principal amount of Convertible un-secured Senior Notes due 2027 subsequent to which, the initial purchaser exercised in full its option to acquire an additional of $25,000 of the notes solely to cover over-allotments. The notes bear interest semi-annually at a rate of 1.875% per annum, commencing on April 15, 2008 and are convertible at a base conversion rate of approximately 10.9529 Excel Class A common shares per $1 principal amount of notes. The initial conversion price was set at $91.30 per share and an incremental share factor of 5.4765 Excel Class A common shares per $1 principal amount of notes. On conversion, any amount due up to the principal portion of the notes will be paid in cash, with the remainder, if any, settled in shares of Excel Class A common shares. The notes are due October 15, 2027. The notes also contain an embedded put option that allows the holder to require the Company to purchase the notes at the option of the holder for the principal amount outstanding plus any accrued and unpaid interest (i.e. no value for any conversion premium, if applicable) on specified dates (i.e. October 15, 2014, October 15, 2017 and October 15, 2022), and a separate call option that allows for the Company to redeem the notes at any time on or after October 22, 2014 for the principal amount outstanding plus any accrued and unpaid interest (i.e. no value for any conversion premium, if applicable). Any repurchase or redemption of the notes will be for cash. The Company plans to use the proceeds for general corporate purposes, which may include potential vessel acquisitions and repayment of debt.

In addition, the Company has entered into a registration rights agreement with the initial purchaser of the notes for the benefit of the holders of the notes and the shares of its Class A common stock issuable on conversion of the notes. Under this agreement, the Company will file a shelf registration statement with the SEC covering resales of the notes and the shares of its Class A common stock issuable on conversion of the notes to be declared effective under the Securities Act within a specified grace period and to maintain the effectiveness of the registration statement for a specified period of time as provided in the related agreement. In case the Company defaults under the registration rights agreement, it shall pay interest at an annual rate of 0.5% of the principal amount of the notes as liquidated damages to Record Holders of Registrable Securities and in addition in respect of any Note submitted for conversion, it shall issue additional shares of Class A Common Stock equal to 3% of the applicable conversion rate as defined in the indenture.

Interest expense for the years ended December 31, 2005, 2006 and 2007 amounted to approximately $9.5 million, $15.3 million and $13.9 million, respectively and is included in interest and finance costs in the accompanying consolidated statements of income.

The annual principal payments required to be made after December 31, 2007, are as follows:

2008	39,497
2009	31,311
2010	26,732
2011	26,015
2012	21,554
2013 and thereafter	263,737
408,846
Less- Financing fees	(1,082)
407,764

8.       Long-term Debt, net of Unamortized Deferred Financing Fees-(continued):

Commitment letter for new senior secured credit facility: In anticipation of the contemplated business acquisition as discussed in Notes 7 and 18, the Company received a commitment letter (the “Commitment Letter”) from a group of banks (the “Arrangers”) to provide up to $1.4 billion in senior secured financing to the Company (the “Credit Facility”) in order to (i) refinance the indebtedness of certain vessels currently owned by the Company and certain vessels to be acquired in the Merger (the “Vessels”) and to pay the fees and expenses related thereto, (ii) finance some or all of the cash portion of the Merger and (iii) provide for working capital, capital expenditures and general corporate purposes. The Credit Facility will consist of a $1.0 billion term loan and a $400.0 million revolving loan (the “Loans”) with a maturity of eight years from the date of the execution and delivery of a definitive financing agreement (the “Financing Agreement”) and related documentation. The term loan shall be repaid in thirty-two quarterly installments. The Loans will be maintained as Eurodollar loans bearing interest at the London Interbank Offered Rate plus 1.25% per annum with overdue principal and interest bearing interest at a rate of 2% per annum in excess of the rate applicable to the Loans.

The Credit Facility will be guaranteed by certain direct and indirect subsidiaries of the Company (the “Guarantors”), and the security for the Credit Facility will include  (i) mortgages on, and assignments of insurances and earnings with respect to, each of the Vessels and (ii) a pledge of shares in the Guarantors and certain other material subsidiaries of the Company. Please refer to Note 18 (g) and (h) for developments relating to the acquisition of Quintana and the Credit Facility.

9.       Financial Instruments:

In July and October 2006, the Company entered into two derivative contracts, consisting of an interest rate collar (cap and floor) and an interest rate swap agreement maturing in July 2008 and July 2015, respectively. The Company entered into these financial instruments in order to partially hedge the exposure of interest rate fluctuations associated with its variable rate borrowings. These financial instruments did not meet hedge accounting criteria and accordingly changes in their fair values are reported in earnings. As of and for the years ended December 31, 2006 and 2007, realized and unrealized gains and losses per category of derivative are analyzed as follows:

2006	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate collar	$-	$(700)	$(700)
Interest rate swap	$61	$(134)	$(73)
	$61	$(834)	$(773)

2007	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate collar	$-	$(1,357)	$(1,357)
Interest rate swap	$284	$634	$918
	$284	$(723)	$(439)

The above unrealized losses of $834 and $723 were recognized in Interest and finance costs in the accompanying 2006 and 2007 consolidated statement of income, net of realized gains of $61 and $284, respectively. The Company did not have any hedging transactions as of December 31, 2005.

The carrying values of cash, accounts receivable and accounts payable are reasonable estimates of their fair values due to the short-term nature of those financial instruments. The fair values of long-term bank loans approximate the recorded values due to the variable interest rates payable. The fair value of the interest rate swaps (used for purposes other than trading) is the estimated amount the Company would pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the creditworthiness of the swap counterparty.

The estimated fair value of the convertible senior notes, which represents the tradeable value of the notes, is approximately $125 million compared to its carrying value of $150 million.

10.   Common Stock and Additional Paid-In Capital:

On October 18, 2007, the stockholders of the Company, during the annual general shareholders’ meeting approved the adoption of an amendment to the Articles of Incorporation increasing the number of authorized Class A common stock from 49,000,000 to 100,000,000 shares. Following such amendment, the Company’s authorized capital stock consists of (a) 100,000,000 shares (all in registered form) of common stock, par value $0.01 per share (the “Class A shares”), (b) 1,000,000 shares (all in registered form) of common stock, par value $0.01 per share (the “Class B shares”) and (c) 5,000,000 shares (all in registered form) of preferred stock, par value $0.1 per share. The Board of Directors shall have the fullest authority permitted by law to provide by resolution for any voting powers, designations, preferences and relative, participating, optional or other rights of, or any qualifications, limitations or restrictions on, the preferred stock as a class or any series of the preferred stock.

The holders of the Class A shares and of the Class B shares are entitled to one vote per share and to 1,000 votes per share, respectively, on each matter requiring the approval of the holders of common stock, however each share of common stock shares in the earnings of the company on an equal basis.

On March 21, 2005 the Company issued and sold 5,899,000 shares of Class A common stock, registered under its shelf registration statement, to institutional investors at $21.00 per share. The net proceeds to the Company totaled approximately $116.5 million. Since September 15, 2005, the Company’s Class A shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “EXM”.

On February 9, 2006, the Company’s Board of Directors granted the Chairman 20,380 Class A or Class B shares (election at his option) for services rendered. The fair value of the shares on the date of grant was $225. On July 28, 2006, the Chairman declared to receive all 20,380 shares in the form of Class B common stock and the Company issued the shares. As the grant of shares was for past services, the Company expensed the fair value of the shares at the date of grant.

On June 18, 2007, the Company issued the 298,403 shares of Class A common stock discussed under Note 4(a).

11.  Stock-based Compensation:

(a) Stock-Options:  On October 5, 2004, the Company adopted a Stock Option Plan authorizing the issuance and immediate grant of 100,000 options to purchase Class A common shares (the “Plan”) to the Company’s Chief Executive Officer. Under the terms of the Plan, all stock options granted vested on October 5, 2007. The Company’s closing share price on the vesting date amounted to $59.00. The options expire on the fifth anniversary of the date upon which the option was granted. The exercise price of the options is the closing price of the Company’s common stock at the grant date, less a discount of 15%.  A summary of the Company’s stock option activity is as follows:

	Share Units	Weighted-average exercise price	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2005	100,000	31.79	27.91
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Expired	-	-	-
Outstanding at December 31, 2005	100,000	31.79	27.91
Exercisable at December 31, 2005	-	-	-
Outstanding at January 1, 2006	100,000	31.79	27.91
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Expired	-	-	-
Outstanding at December 31, 2006	100,000	31.79	27.91
Exercisable at December 31, 2006	-	-	-
Outstanding at January 1, 2007	100,000	31.79	27.91
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Vested	100,000	31.79	27.91
Expired	-	-	-
Outstanding at December 31, 2007	100,000	31.79	27.91
Exercisable at December 31, 2007	100,000	31.79	27.91

The weighted-average remaining contractual life of options outstanding at December 31, 2007, is approximately 1.8 years. The fair value of options granted which has been amortized to the expense over the option’s vesting period, was estimated on the grant date using the Black-Scholes option-pricing model. The weighted average assumptions used in determining the fair value of options granted in 2004 were:

- Expected life of option	3.5 years

- Risk-Free interest rate	3.08%

- Expected volatility of the Company’s stock	112.75%

- Expected dividend yield on the Company’s stock	0.0%

11.      Stock-based Compensation-(continued):

(b) Incentives Program: In December 2006, the Company’s Board of Directors, based on a proposal effected by the Compensation Committee, approved an incentives program providing for an annual bonus to the Company’s executive officers and the chairman of the Board in the form of cash, restricted stock award and stock options. In particular, the annual bonus will amount to 2% of the Company’s annual net profits and will be distributed as follows: 50% in cash, 25% in restricted stock awards vested over a period of two years, of which 50% will be vested on the 1st anniversary and the remaining 50% on the 2nd anniversary of the date the stock grant was awarded and 25% in stock options granted over a period of two years, of which 50% will be exercisable on the 1st anniversary and the remaining 50% on the 2nd anniversary of the date the options were granted. The stock options must be exercised within a period of two years from the date they become effective otherwise they will expire. The stock options will be priced at the closing market price on the day they are granted less 20% discount.

On January 15, 2007, the Company’s Board of Directors approved the proposal effected by the Compensation Committee and in relation to the incentive program discussed above to grant the total annual bonus for 2006 amounting to $670 in cash, plus an additional 25% ($167.5) in the form of 11,078 restricted stock awards vested over a period of two years, of which 50% will be vested on the 1st anniversary and the remaining 50% on the 2nd anniversary. As of December 31, 2006, the amount of $670 was accrued by the Company and is included in General and Administrative expenses in the accompanying 2006 consolidated statement of income, while the granted restricted stock is been recognized as expense over the vesting period based on its fair value on the grant date. Half of those shares will be vested on January 1, 2008 and the remaining half on January 1, 2009.

During the years ended December 31, 2005, 2006 and 2007 the compensation expense in connection with all stock-based employee compensation awards amounted to approximately $1.0 million, $0.9 million and $0.8 million, respectively, and is included in General and Administrative expenses in the accompanying consolidated statements of income.

12.      Dividends:

On March 7, 2007 the Company’s Board of Directors approved the implementation of a dividend   policy, for the payment of quarterly dividends, commencing on the second quarter of 2007 in the amount of $0.20 per share. In this respect, during the year ended December 31, 2007, the Company declared and paid approximately $11.9 million, respresenting dividends of $0.60 per share.

13.     Earnings per Share:

Earnings per share have been calculated by dividing the net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. All of the Company’s shares participate equally in dividend distributions. The Company had no dilutive securities for the year ended December 31, 2006. For the year ended December 31, 2007, the following dilutive securities are included in shares outstanding for purposes of computing diluted earnings per share:

•	Stock options granted to the Company’s former Chief Executive Officer (Note 18(a)); and
•	Restricted stock outstanding under the Company’s 2006 Incentive Plan as both discussed under Note 11 above.

13.  Earnings per Share-(continued):

The Company calculates the number of shares outstanding for the calculation of basic and diluted earnings per share as follows:

	December 31, 2006	December 31, 2007
Class A common stock
Weighted average common shares outstanding, basic	19,814,906	19,814,906
Add: Dilutive effect of non-vested shares	-	16,032
Weighted average common shares outstanding, diluted	19,814,906	19,830,938

Class B common stock
Weighted average common shares outstanding, basic and diluted	132,505	134,738
Weighted average common shares outstanding, basic	19,947,411	19,949,644
Weighted average common shares outstanding, diluted	19,947,411	19,965,676

In relation to the Convertible Senior Notes due 2027, the notes holders are only entitled to the conversion premium if the share price exceeds the market price trigger of $91.30 and thus, until the stock price exceeds the conversion price of $91.30, the instrument will not be settled in shares and only the portion in excess of the principal amount will be settled in shares. As of December 31, 2007, none of the shares were dilutive since the average share price for the period from the Convertible Senior Notes issuance to December 31, 2007 ($ 55.75) did not exceed the conversion price.

14.      Commitments and Contingencies:

(a)
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

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

(b)
Maryville has a lease agreement for the rental of office premises until February 2015 with an unrelated party. Under the current terms of the lease, the monthly rental fee is approximately $55. The monthly rental after February 2009 will be renegotiated. Operating lease payments for 2005, 2006 and 2007 amounted to approximately $0.1 million, $0.4 million and $0.5 million, respectively, and are included in General and Administrative expenses in the accompanying consolidated statements of income. Future minimum rental payments for each of the five succeeding fiscal years are as follows (in thousands of U.S. Dollars):

	2008	2009	2010	2011	2012	Total
Rental Payments	678	706	736	767	799	3,686

15.      Income Taxes:

Taxation on Liberian and Cyprus Registered Companies: Under the laws of Liberia and Cyprus, (the countries of the companies’ incorporation and vessels’ registration), the companies are subject to registration and tonnage taxes (Note 16), which have been included in Vessels’ operating expenses in the accompanying consolidated statements of income. Cyprus does not impose a tax on international shipping income. With effect from January 1, 2001 the Republic of Liberia enacted a new general income tax act (“New Act”).  In contrast to the income tax law previously in effect since 1977 (“Prior Law”), which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of income of non-resident Liberian corporations such as the Company and its Liberian subsidiaries, who conduct no business in Liberia and were wholly exempted from tax under Prior Law, and the taxation of ordinary resident Liberian corporations.  In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping such as the Company will not be subject to tax under the New Act with retroactive effect from January 1, 2001 (the “New Regulations”).

In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance.  Therefore, if the New Regulations are enacted as law, the Company believes that it and its Liberian subsidiaries will be wholly exempt from Liberian income tax as under Prior Law and accordingly no Liberian income tax charge has been provided in the Company’s consolidated statements of income for the years presented.

Taxation on U.S. Source Income: Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements: (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company’s stock is owned, directly or indirectly, by individuals who are “residents” of the Company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (the “50% Ownership Test”) or (ii) the Company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States (the “Publicly-Traded Test”).  Under U.S. Treasury regulations, a Company’s stock will be considered to be “regularly traded” on an established securities market if (i) one or more classes of its stock representing 50 percent or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.

Treasury regulations interpreting Section 883 were promulgated in final form in August 2003. These regulations apply to taxable years beginning after September 24, 2004. As a result, such regulations became effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. Liberia and Cyprus, the jurisdictions where the Company and its ship-owning subsidiaries are incorporated, grant an “equivalent exemption” to United States corporations. Therefore, the Company is exempt from United States federal income taxation with respect to U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

For the years ended December 31, 2006 and 2007, the Company determined that it does not satisfy the Publicly-Traded Test on the basis that its shares are not “regularly traded” because of the voting power held by its Class B shares. In addition, the Company does not satisfy the 50% Ownership Test because it is unable to substantiate certain requirements regarding the identity of its shareholders.

15.      Income Taxes-(continued):

Since the Company does not qualify for exemption under section 883 of the Code for taxable years beginning on or after January 1, 2005, its United States source shipping income is subject to a 4% tax. For taxation purposes, United States source shipping income is defined as 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.  Shipping income from each voyage is equal to the product of (i) the number of days in each voyage and (ii) the daily charter rate paid to the Company by the Charterer. For calculating taxable shipping income, days spent loading and unloading cargo in the port were not included in the number of days in the voyage. As a result, taxes of approximately $0.3 million, $0.4 million and $0.5 million were recognized in the accompanying 2005, 2006 and 2007 consolidated statements of income. The Company believes that its position of excluding days spent loading and unloading cargo in the port meets the more likely than not criterion (required by FIN 48) to be sustained upon a future tax examination; however, there can be no assurance that the Internal Revenue Service would agree with the Company’s position.  Had the Company included the days spent loading and unloading cargo in the port, additional taxes of $120, $141 and $226 should have been recognized in the accompanying consolidated statements of income for the years ended December 31, 2005, 2006 and 2007, respectively.

16.      Voyage and Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

Voyage expenses	2005	2006	2007
Port charges	1,330	847	848
Bunkers	3,793	290	220
Commissions charged by third parties	6,570	6,972	10,009
	11,693	8,109	11,077
Commissions charged by a related party	1,412	1,536	2,204
	13,105	9,645	13,281

Vessel Operating expenses	2005	2006	2007
Crew wages and related costs	9,682	13,278	13,755
Insurance	3,003	3,239	3,197
Repairs, spares and maintenance	6,306	7,986	9,460
Consumable stores	4,615	5,366	6,673
Tonnage taxes (Note 15)	113	123	121
Miscellaneous	496	422	431
	24,215	30,414	33,637

17.           Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2005	2006	2007
Interest on long-term debt	9,538	15,315	13,877
Financial instruments (Note 9)	-	773	439
Amortization and write-off of financing costs	526	487	511
Bank charges	195	176	148
	10,259	16,751	14,975

18.      Subsequent Events (unaudited):

(a)
Appointment of New Chief Executive Officer: On February 15, 2008 and following the resignation of Mr. Christopher Georgakis, Mr. Gabriel Panayotides was appointed to act as interim Chief Executive Officer, pending the consummation of its acquisition of Quintana. Following the acquisition of Quintana on April 15, 2008, Mr. Stamatis Molaris was appointed President and Chief Executive Officer of Excel.

Due to the resignation of Mr. Georgakis, the 100,000 share options that had been granted to Mr. Georgakis and vested in October 2007, were forfeited. The options were subsequently cancelled.

(b)
Termination of Oceanaut’s Definitive Agreements Dated October 12, 2007: On February 19, 2008, Oceanaut, Inc. and third party companies entered into an agreement on a mutual basis to terminate the definitive agreements pursuant to which Oceanaut would have purchased nine dry bulk carriers for an aggregate purchase price of $700.0 million and issued shares of its common stock in exchange for an aggregate investment of $82.5 million by companies associated with the third party companies. Under the terms of the Termination and Release Agreement (the “Termination and Release Agreement”), the parties agreed to release any and all claims they may have against the other, as more fully set forth in such agreement. The management of Oceanaut is currently pursuing other business opportunities.

(c)
Executive Officers Bonus: In February and March 2008, based on proposals of the Compensation committee and following the approval of the Company’s Board of Directors, a cash bonus of $0.9 million was granted to the Company’s executive officers and the chairman of the Board of Directors which was accrued and is included in General and administrative expenses in the accompanying 2007 consolidated statement of income. In addition, 10,996 shares were also granted to the executive officers in the form of restricted stock and 10,420 restricted shares were granted to the chairman of the Board of Directors. Half of the shares will vest on the first anniversary of the grant date and the remainder on the second anniversary of the grant date. The Chairman has the option to take the restricted stock in either Class A or Class B shares.

(d)
Dividend Paid and Proposed: On 17 March, 2008, the Board approved a quarterly dividend of $0.20 per share. This was paid on April 11, 2008. On May 19, 2008, the Board approved a quarterly dividend of $0.20 per share. This will be paid on June 16, 2008.

(e)
Special Shareholders Meeting: On April 1, 2008 the Company’s shareholders approved and adopted the proposal to amend the Company’s Articles of Incorporation to provide for a change in the structure and composition of the Company’s Board of Directors in connection with the Company’s acquisition of Quintana.

(f)
Termination of Swap with Credit Suisse International: On October 17, 2006 Excel entered into a swap agreement with Credit Suisse with a notional amount of $40.0 million and a termination date of July 19, 2015. With effect from April 2, 2008, Excel terminated this agreement and all rights, duties, claims and obligations under the agreement were released and discharged. In consideration of the cancellation, Excel received $0.9 million from Credit Suisse.

(g)
Aquisition of Quintana:  On January 29, 2008, the Company entered into an Agreement and Plan of Merger with Quintana and Bird Acquisition Corp. (the “Merger Sub”), a newly established direct wholly-owned subsidiary of the Company. On April 15, 2008, the Company completed the acquisition of Quintana. As result of the acquisition, Quintana will operate as a wholly owned subsidiary of Excel under the name Bird Acquisition Corp. Under the terms of the merger agreement, each issued and outstanding share of Quintana common stock was converted into the right to receive (i) $13.00 in cash and (ii) 0.3979 Excel Class A common shares. The merger created a combined company that operates a fleet of 47 vessels with a total carrying capacity of approximately 3.7 million DWT and an average age of approximately 8.5 years.

The acquisition of Quintana by Excel has created one of the largest listed dry bulk companies in the world, advancing one of Excel's strategic priorities to become one of the world's premier full service dry bulk shipping companies.

The preliminary fair values of the significant assets acquired and liabilities assumed of Quintana on April 15, 2008, are as follows:

Cash and restricted cash	81,970
Vessels	2,210,750
Other long-term assets	474,541
Current assets	8,671
Total Assets	2,775,932

Current liabilities	109,495
Long-term debt	595,950
Other long-term liabilities	901,082
Minority interest	14,332
Total Liabilities	1,620,859

Net Assets Acquired	1,155,073

Goodwill

Cash consideration	764,489
Consideration paid in Excel Class A common shares (23,496,308 shares)	791,685
Total consideration	1,556,174

Total consideration	1,556,174
Transaction costs	10,484
Net assets acquired	(1,155,073)
Goodwill	411,585

The goodwill constitutes a premium paid by Excel over the fair value of the net assets of Quintana, which is attributable to anticipated benefits including improved purchasing and placing power, and ongoing cost savings and operating efficiencies.

The above purchase price allocation and resulting goodwill are not yet finalized.  No fair values have been assigned to certain newbuilding vessel contracts nor the time charters attached to certain of these newbuilding vessels, as no refund guarantees have been received for these vessels and there are current uncertainties in connection with the shipyard which has undertaken their construction, and with their ability to deliver the vessels, on time or at all.

(h)
New Credit Facility:  On April 14, 2008 the Company executed the senior credit facility (the "Credit Facility") in connection with the acquisition of Quintana. The arrangers of the credit facility have successfully syndicated over 60 % of their commitments. Nordea Bank Finland plc, London Branch, one of the lead arrangers, is acting as administrative agent and syndication agent. The other lead arrangers are DVB Bank AG, Deutsche Bank AG, General Electric Capital Corporation and HSH Nordbank AG. National Bank of Greece S.A., Credit Suisse and Fortis Bank SA/NV are acting as co-arrangers for the credit facility. The Credit Facility consists of a $1.0 billion term loan and a $400.0 million revolving loan (the “Loans”) with a maturity of eight years from the date of the execution and delivery of a definitive financing agreement (the “Financing Agreement”) and related documentation. The Credit Facility was drawndown in full on April 15, 2008. The term loan shall amortize in thirty-two quarterly installments. The Loans will be maintained as Eurodollar loans bearing interest at the London Interbank Offered Rate plus 1.25% per annum with overdue principal and interest bearing interest at a rate of 2% per annum in excess of the rate applicable to the Loans.  Total financing fees deferred in connection with the Credit Facility amount to approximately $18.5 million and will be amortized over the term of the loan.

The credit facility is guaranteed by certain direct and indirect subsidiaries of Excel and the security for the credit facility includes, among other assets, mortgages on certain vessels currently owned by Excel and the vessels currently owned by Quintana and assignments of earnings with respect to certain vessels currently owned by Excel and the vessels currently owned and/or operated by Quintana.

(i)	Repayment of Loans: On April 15, 2008 the following loans were repaid in full:

Lender	Original Facility	Amount repaid

HSH Nordbank	$170 million	$104,226
HSH Nordbank	$27 million	8,730
National Bank of Greece	$9.3 million	4,185
ABN Amro	$95 million	58,774
Total		$175,915

Upon repayment of the above loans, approximately $0.7 million of deferred financing costs were written-off.

(j)
Management Termination Agreement Anti-dilution Provision: In accordance with the provisions of the management termination agreement discussed in Note 4 (a) above and following the acquisition of Quintana discussed in (a) above, the Company will issue to Excel Management Ltd. 357,812 Class A common shares that will permit Excel Management to maintain its current 1.5% ownership of the Company’s outstanding Class A common shares after the merger.

(k)
Fortis Bank Swap Agreement: Upon completion of its acquisition of Quintana on April 15, 2008, the Company entered into a guarantee with Fortis, as security for the obligations of Quintana and its subsidiaries under the master swap agreement entered into by Fortis, Quintana and its subsidiaries. Under the guarantee, the Company guarantees the due payment of all amounts payable under the master agreement and fully indemnifies Fortis in respect of all claims, expenses, liabilities and losses that are made or brought against or incurred by Fortis as a result of or in connection with any obligation or liability guaranteed by the Company being or becoming unenforceable, invalid, void or illegal. Under the terms of the swap, the Company makes quarterly payments to Fortis based on the relevant notional amount at a fixed rate of 5.135%, and Fortis makes quarterly floating-rate payments at LIBOR to the Company based on the same notional amount, which ranges from $295 million to approximately $600 million. The swap is effective until December 31, 2010. In addition, Fortis has the option to enter into an additional swap with the Company effective December 31, 2010 to June 30, 2014. Under the terms of the optional swap, the Company will make quarterly fixed-rate payments of 5.00% to Fortis based on a decreasing notional amount of $504 million, and Fortis will make quarterly floating-rate payments at LIBOR to the Company based on the same notional amount. The swap does not meet hedge accounting criteria and, accordingly, changes in its fair value will be reported in earnings.

(l)
Issue of Restricted Stock: On 10 April, 2008, the Compensation Committee proposed and agreed that 500,000 of restricted stock were to be granted to the Chairman of Excel, Mr. Gabriel Panayotides in recognition of his initiatives and efforts deemed to be outstanding and crucial to the success of the Company up to 2007. 50% of the shares will be vested on December 31, 2008 and the remaining 50% will vest on December 31, 2009, provided that Mr. Panayotides continues to serve as a director of the Company. All stock awarded will be in Class A shares.  The Board of Directors approved the grant on April 11, 2008.

 ITEM 19 –EXHIBITS

1.1
Articles of Incorporation of the Company, incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form F-1, Registration No. 33-8712 filed on May 6, 1998 (the “Registration Statement”).

1.2	Amended and Restated Articles of Incorporation of the Company, adopted April 1, 2008, incorporated by reference to Exhibit 1.0 of Form 6-K filed with the Commission on April 11, 2008.
1.3	Amended and Restated By-Laws of the Company adopted on January 10, 2000, incorporated by reference to Exhibit 1.0 of Form 6-K filed on January 20, 2000.
2.1	Specimen Class A Common Stock Certificate, incorporated by reference to Exhibit 4.2 of the Registration Statement.
2.2	Specimen Class B Common Stock Certificate, incorporated by reference to the Company’s Form 20-F filed on June 29, 2006.
2.3	Form of Indenture, incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form F-3, Registration No. 333-120259, filed on November 5, 2004.
2.4	Form of Indenture – Convertible Senior Notes
4.1	Credit facility in the amount of $27 million, dated December 23, 2004, incorporated by reference to the Company’s Form 6-K filed on March 8, 2005.
4.2
Management Agreement Termination Agreement and Addendum No. 1 to Management Agreement Termination Agreeement, incorporated by reference to Exhibit 99.1 and 99.2, respectively, to the Company’s Form 6-K filed on March 14, 2005.

4.3	Credit facility in the amount of $95 million, dated February 16, 2005, incorporated by reference to the Company’s Form 6-K filed on March 16, 2005.
4.4	Brokering Agreement between the Company and Excel Management, dated March 4, 2005, incorporated by reference to the Company’s Form 6-K filed on March 18, 2005.
4.5
Registration Rights Agreement between Oceanaut, Inc. and the Investors listed therein, incorporated by reference to Exhibit 10.7 to Oceanaut, Inc.’s Form F-1 (Registration Statement 333-140646) filed on February 13, 2007.

4.6
Insider Unit and Warrant Purchase Agreement between the Company and Oceanaut, Inc., incorporated by reference to Exhibit 10.8 to Oceanaut, Inc.’s Form F-1 (Registration Statement 333-140646) filed on February 13, 2007.

4.7	Insider Letter from the Company to Oceanaut, Inc., incorporated by reference to Exhibit 10.2 to Oceanaut, Inc.’s Form F-1/A (Registration Statement 333-140646) filed on February 28, 2007.
4.8
Right of First Refusal between the Company and Oceanaut, Inc. dated February 28, 2007, incorporated by reference to Exhibit 10.15 to Oceanaut, Inc.’s Form F1/A (Registration Statement 333-140646) filed on February 28, 2007.

4.9	Guarantee between Excel Maritime Carriers Ltd. and Fortis Bank, dated April 15, 2008.
4.10
Agreement and Plan of Merger dated as of January 29, 2008, among the Company, Bird Acquisition Corp. and Quintana Maritime Limited, incorporated by reference to Exhibit 2.1 to the Company’s Form F-4/A filed on March 10, 2008.

4.11	Senior secured credit facility in the amount of $1.4 billion, dated April 15, 2008.
8.1	Subsidiaries of the Company.
11.1	Code of Ethics.
12.1	Certificate of Chief Executive pursuant to Rule 13a-14(a) of the Exchange Act, as amended.
12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as amended.
13.1	Certificate of Chief Executive pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

EXCEL MARITIME CARRIERS LTD.
	By:	/s/ Stamatis Molaris
Name: Stamatis Molaris Title: Chief Executive Officer
May 23, 2008

SK 02545 0001 885404