Form 20-F/A
period 2007-12-31
EXCEL MARITIME CARRIERS LTD
filed 2008-06-06
CIK 842294

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

❒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12 (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

❒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number: 1-10137

OR

❒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes	❒ No

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

❒ Yes	☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ❒	Accelerated filer ☒	Non-accelerated filer ❒

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing.

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	❒ Other

Indicate by check mark which financial statement item the registrant has elected to follow.

❒ Item 17	☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

❒ Yes	☒ No

Explanatory Note

This Amendment No. 1 to Form 20-F (“Amendment No. 1”) is being filed solely to correct Note 18(g), “Subsequent Events (unaudited)—Acquisition of Quintana”, of the financial statements included in this annual report (all amounts in thousands of U.S. Dollars).

The consideration paid in Excel Class A common shares for Quintana’s acquisition of $791,685 included in Note 18(g) in the Company’s financial statements filed on Form 20-F with the Securities and Exchange Commission on May 27, 2008, has been reduced herein to $682,333, giving effect to an adjustment of $109,352 due to the re-determination of the measurement date set for the purpose of calculating the fair value of Excel Class A common shares issued by Excel in exchange for all the outstanding shares of Quintana. Pursuant to the Merger Agreement, the number of Excel Class A common shares issued by Excel in exchange for all the outstanding shares of Quintana was based on a formula which allowed for changes in such number of shares within the period from January 29, 2008 (date of announcement of the merger) and April 14, 2008. As a result, and pursuant to SFAS 141 and EITF 99-12 “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination”, the measurement date set for the purpose of calculating the fair value of Excel Class A common shares issued has now been determined to be April 14, 2008 (being the earliest date at which the number of shares to be issued was fixed), instead of January 29, 2008 previously used as the measurement date; the average closing price of Excel Class A common shares for a period of five days before and including April 15, 2008 (date of consummation of the merger) has now been used. This adjustment resulted in a corresponding decrease on goodwill, which now amounts to $302,233.

We have updated the disclosure contained in our annual report on Form 20-F to replace Note 18(g) discussed above. We have made no other changes to our report, and the disclosure in the report has not been updated to reflect events that have occurred since May 27, 2008, the date on which we originally filed our annual report on Form 20-F.  Accordingly, except as expressly modified to reflect the change in Note 18(g), the annual report, as amended by this Amendment, continues to speak only as of May 27, 2008, the date on which the annual report on Form 20-F was originally filed.

Note 18(g) of the financial statements is hereby amended by deleting it in its entirety and replacing it with the following:

Note 18. Subsequent Events (unaudited)

(g)
Acquisition of Quintana: On January 29, 2008, the Company entered into an Agreement and Plan of Merger with Quintana and Bird Acquisition Corp. (the “Merger Sub”), a newly established direct wholly-owned subsidiary of the Company. On April 15, 2008, the Company completed the acquisition of Quintana. As result of the acquisition, Quintana will operate as a wholly owned subsidiary of Excel under the name Bird Acquisition Corp. Under the terms of the merger agreement, each issued and outstanding share of Quintana common stock was converted into the right to receive (i) $13.00 in cash and (ii) 0.3979 Excel Class A common shares. The merger created a combined company that operates a fleet of 47 vessels with a total carrying capacity of approximately 3.7 million DWT and an average age of approximately 8.5 years.

The acquisition of Quintana by Excel has created one of the largest listed dry bulk companies in the world, advancing one of Excel’s strategic priorities to become one of the world’s premier full service dry bulk shipping companies.

The preliminary fair values of the significant assets acquired and liabilities assumed of Quintana on April 15, 2008, are as follows (in thousands of U.S. Dollars):

Cash and restricted cash	$81,970
Vessels	2,210,750
Other long-term assets	474,541
Current assets	8,671
Total Assets	2,775,932

Current liabilities	109,495
Long-term debt	595,950
Other long-term liabilities	901,082
Minority interest	14,332
Total liabilities	1,620,859

Net assets acquired	$1,155,073

Goodwill

Cash consideration	$764,489
Consideration paid in Excel Class A common shares (23,496,308 shares)	682,333
Total consideration	1,446,822

Total consideration	1,446,822
Transaction costs	10,484
Net assets acquired	$(1,155,073)
Goodwill	302,233

The goodwill constitutes a premium paid by Excel over the fair value of the net assets of Quintana, which is attributable to anticipated benefits including improved purchasing and placing power, and ongoing cost savings and operating efficiencies.

The above purchase price allocation and the resulting goodwill are not yet finalized. No fair values have been assigned to certain newbuilding vessel contracts nor the time charterers attached to certain of these newbuilding vessels, as no refund guarantees have been received for these vessels and there are current uncertainties in connection with the shipyard which has undertaken their construction, and with their ability to deliver the vessels on time or at all.

 ITEM 19 –EXHIBITS

1.1
Articles of Incorporation of the Company, incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form F-1, Registration No. 33-8712 filed on May 6, 1998 (the “Registration Statement”).

1.2	Amended and Restated Articles of Incorporation of the Company, adopted April 1, 2008, incorporated by reference to Exhibit 1.0 of Form 6-K filed with the Commission on April 11, 2008.
1.3	Amended and Restated By-Laws of the Company adopted on January 10, 2000, incorporated by reference to Exhibit 1.0 of Form 6-K filed on January 20, 2000.
2.1	Specimen Class A Common Stock Certificate, incorporated by reference to Exhibit 4.2 of the Registration Statement.
2.2	Specimen Class B Common Stock Certificate, incorporated by reference to the Company’s Form 20-F filed on June 29, 2006.
2.3	Form of Indenture, incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form F-3, Registration No. 333-120259, filed on November 5, 2004.
2.4	Form of Indenture – Convertible Senior Notes, filed on Form 20-F, May 27, 2008.
4.1	Credit facility in the amount of $27 million, dated December 23, 2004, incorporated by reference to the Company’s Form 6-K filed on March 8, 2005.
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

4.9	Guarantee between Excel Maritime Carriers Ltd. and Fortis Bank, dated April 15, 2008, filed on Form 20-F, May 27, 2008.

4.10
Agreement and Plan of Merger dated as of January 29, 2008, among the Company, Bird Acquisition Corp. and Quintana Maritime Limited, incorporated by reference to Exhibit 2.1 to the Company’s Form F-4/A filed on March 10, 2008.

4.11	Senior secured credit facility in the amount of $1.4 billion, dated April 15, 2008, filed on Form 20-F, May 27, 2008.
8.1	Subsidiaries of the Company, filed on Form 20-F, May 27, 2008.
11.1	Code of Ethics, filed on Form 20-F, May 27, 2008.
12.1	Certificate of Chief Executive pursuant to Rule 13a-14(a) of the Exchange Act, as amended.
12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as amended.
13.1	Certificate of Chief Executive pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

EXCEL MARITIME CARRIERS LTD.
	By:	/s/ Stamatis Molaris
Name: Stamatis Molaris Title: Chief Executive Officer
June 6, 2008

SK 02545 0001 890306 v2