Form 20-F
period 2008-12-31
EXCEL MARITIME CARRIERS LTD
filed 2009-05-01
CIK 842294

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12 (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Excel Maritime Carriers Ltd.
17th km National Road Athens
Lamia & Finikos Street,
145-64 Nea Kifisia
Athens, Greece
(Address of principal executive offices)

Vicky Poziopoulou (Tel) +30 210 620 9520, v.poziopoulou@excelmaritime.com (Fax) +30 210 620 9528 17th km National Road Athens-Lamia & Finikos Str. 145 64, Nea Kifisia, Athens, Greece

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

As of December 31, 2008, there were 46,080,272 shares of Class A common stock and 145,746 shares of Class B common stock of the registrant outstanding.

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
|X| Yes                                                    |_| No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.
                    |_| Yes                                                    |_| No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.

Large accelerated filer |X|                                                      Accelerated filer |_|                                           Non-accelerated filer |_|

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
|_| Yes                                                    |X| No

TABLE OF CONTENTS

PART I

PART II

PART III

ITEM 17 - FINANCIAL STATEMENTS	80
ITEM 18 - FINANCIAL STATEMENTS	80
ITEM 19 – EXHIBITS

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

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations, changes in income tax legislation or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, or the SEC.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3 - KEY INFORMATION

A. Selected Financial Data

The following table sets forth our selected historical consolidated financial data and other operating information for each of the five years in the five year period ended December 31, 2008. The following information should be read in conjunction with "Item 5, Operating and Financial Review and Prospects", the consolidated financial statements, related notes, and other financial information included herein. The following selected consolidated financial data of Excel Maritime Carriers Ltd. in the table below are derived from our audited consolidated financial statements and notes thereto that have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

Selected Historical Financial Data and Other Operating Information

	Year ended December 31,
	2004	2005	2006	2007	2008 (1)
	(In thousands of U.S.Dollars, except for share and per share data and average daily results)
INCOME STATEMENT DATA:
Voyage revenues	$51,966	$118,082	$123,551	$176,689	461,203
Time charter amortization	-	-	-	-	233,967
Revenues from managing related party vessels	637	522	558	818	890
Voyage expenses	(8,100)	(11,693)	(8,109)	(11,077)	(28,145)
Charter hire expense	-	-	-	-	(23,385)
Charter hire amortization	-	-	-	-	(28,447)
Commissions – related party	-	(1,412)	(1,536)	(2,204)	(3,620)
Vessel operating expenses	(7,518)	(24,215)	(30,414)	(33,637)	(69,684)
Depreciation	(980)	(20,092)	(28,453)	(27,864)	(98,753)
Amortization of dry docking and special survey costs	(733)	(622)	(1,547)	(3,904)	(7,447)
Management fees-related party	(270)	-	-	-	-
General and administrative expenses	(2,828)	(6,637)	(9,837)	(12,586)	(32,925)
Contract termination expense-related party	-	(4,963)	-	-	-
Gain on sale of vessels	-	26,795	-	6,194	-
Vessel impairment loss	-	-	-	-	(2,389)
Write down of goodwill	-	-	-	-	(335,404)
Loss from vessel's purchase cancellation	-	-	-	-	(15,632)
Operating income	32,174	75,765	44,213	92,429	50,229
Interest and finance costs, net	(61)	(7,878)	(11,844)	(7,051)	(49,590)
Interest rate swap losses, net	-	-	(773)	(439)	(35,884)
Foreign exchange gains (losses)	(39)	117	(212)	(367)	71
Other, net	(24)	66	145	(66)	1,585
US source income taxes	-	(311)	(426)	(486)	(783)
Minority interests	-	-	3	2	140
Income from investment in affiliate	-	-	-	873	487
Loss in value of investment	-	-	-	-	(10,963)
Net income (loss)	$32,050	$67,759	$31,106	$84,895	$(44,708)

Selected Historical Financial Data and Other Operating Information

	Year ended December 31,
	2004	2005	2006	2007	2008 (1)
	(In thousands of U.S.Dollars, except for share and per share data and average daily results)
Earnings (losses) per common share, basic	$2.75	$3.64	$1.56	$4.26	$(1.23)
Weighted average number of shares, basic	11,640,058	18,599,876	19,947,411	19,949,644	37,003,101
Earnings (losses) per common share, diluted	$2.75	$3.64	$1.56	$4.25	$(1.23)
Weighted average number of shares, diluted	11,640,058	18,599,876	19,947,411	19,965,676	37,003,101
Cash dividends declared per share	$-	$-	$-	$0.60	$1.20

BALANCE SHEET DATA:
Cash and cash equivalents	$64,903	$58,492	$86,289	$243,672	$109,792
Current assets, including cash	71,376	70,547	95,788	252,734	127,050
Vessels net / advances for vessel acquisition	40,835	465,668	437,418	527,164	2,893,615
Total assets	113,997	561,025	549,351	824,396	3,332,953
Current liabilities, including current portion of long—term debt	10,566	57,110	43,719	55,990	314,903
Total long—term debt, excluding current portion	5,616	215,926	185,467	368,585	1,304,032
Stockholders' equity	97,815	287,989	320,161	399,821	1,007,287

OTHER FINANCIAL DATA:
Net cash provided by operating activities	$32,033	$73,639	$58,344	$108,733	$263,899
Net cash used in investing activities	(26,220)	(417,743)	(662)	(123,609)	(785,279)
Net cash provided by (used in) financing activities	55,132	337,693	(29,885)	172,259	387,500

FLEET DATA:
Average number of vessels (2)	5.0	14.4	17.0	16.5	38.6
Available days for fleet (3)	1,793	5,070	5,934	5,646	13,724
Calendar days for fleet (4)	1,830	5,269	6,205	6,009	14,134
Fleet utilization (5)	98.0%	96.2%	95.6%	94.0%	97.1%

AVERAGE DAILY RESULTS:
Time charter equivalent (6)	24,465	20,705	$19,195	$28,942	$31,291
Vessel operating expenses(7)	4,108	4,596	4,901	5,598	4,930
General and administrative expenses (8)	1,567	1,237	1,620	2,156	2,324
Total vessel operating expenses (9)	5,675	5,833	6,521	7,754	7,254

(1) On January 29, 2008, we entered into an Agreement and Plan of Merger with Quintana Maritime Limited ("Quintana") and Bird Acquisition Corp. ("Bird"), our newly established direct wholly-owned subsidiary. On April 15, 2008, we completed the acquisition of 100% of the voting equity interests in Quintana. As a result of the acquisition, Quintana operates as a wholly owned subsidiary of Excel under the name Bird. The acquisition of Quintana was accounted for under the purchase method of accounting. The Company began consolidating Quintana from April 16, 2008, as of which date the results of operations of Quintana are included in the 2008 consolidated statement of operations.

(2) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(3) Available days for fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days associated with major repairs, dry-dockings or special or intermediate surveys.

(4) Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, dry-dockings or special or intermediate surveys.

(5) Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing available days by fleet calendar days for the relevant period.

(6) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues, (net of voyage expenses) by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs, net of gains or losses from the sales of bunkers to time charterers that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the years presented (amounts in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and available days):

	Year ended December 31,
	2004	2005	2006	2007	2008

Voyage revenues	$51,966	$118,082	$123,551	$176,689	461,203
Less: Voyage expenses and commissions to related party	(8,100)	(13,105)	(9,645)	(13,281)	(31,765)
Time Charter equivalent revenues	43,866	104,977	113,906	163,408	429,438
Available days for fleet	1,793	5,070	5,934	5,646	13,724
Time charter equivalent (TCE) rate	$24,465	$20,706	$19,195	$28,942	$31,291

(7) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(8) Daily general and administrative expenses are calculated by dividing general and administrative expenses including foreign exchange differences by fleet calendar days for the relevant time period.

(9) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is the sum of daily vessel operating expenses and daily general and administrative expenses.

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

Industry Specific Risk Factors

The downturn in the dry bulk charter market may have an adverse effect on our earnings, may require us to impair the carrying values of our fleet, affect compliance with our loan covenants, require us to raise additional capital in order to remain compliant with our loan covenants and affect our ability to pay dividends in the future.

The Baltic Dry Index, or BDI, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering Handysize, Supramax, Panamax, and Capesize dry bulk carriers, has fallen over 90% from May 2008 through December 2008 and almost 78% during the fourth quarter of 2008 alone, reaching a low of 663, or 94% below the May 2008 high point, in December 2008. The decline in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline in charter rates in the dry bulk market also affects the value of our dry bulk vessels, which follow the trends of dry bulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

The current downturn in the dry bulk charter market has significantly reduced the charter rates for our vessels trading in the spot market. While we have currently received waivers from our lenders, in connection with the Nordea Syndicated Bank Facility due 2016 in the amount of $1.4 billion, which we will refer to as the Nordea credit facility, and the Credit Suisse credit facility in the amount of $75.6 million, which we will refer to as the Credit Suisse facility,  for any non-compliance with loan covenants, if we are not able to remedy such non-compliance by the time the waivers expire, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels from our fleet, or they could accelerate our indebtedness and foreclose on their collateral, which would impair our ability to continue to conduct our business. In addition, if we are not in compliance with these covenants and we are unable to obtain waivers, we will not be able to pay dividends in the future until the covenant defaults are cured or we obtain waivers. This may limit our ability to continue to conduct our operations, pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

In addition, if we are able to sell additional shares at a time when the charter rates in the dry bulk charter market are low, such sales could be at prices below those at which shareholders had purchased their shares, which could, in turn, result in significant dilution of our then existing shareholders and affect our ability to pay dividends in the future and our earnings per share. Even if we are able to raise additional capital in the equity markets, there is no assurance we will remain compliant with our loan covenants in the future.

In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results.

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

Factors that influence demand for vessel capacity include:

●	supply and demand for dry bulk products;

●	global and regional economic conditions;

●	the distance dry bulk cargoes are to be moved by sea; and

●	changes in seaborne and other transportation patterns.

The factors that influence the supply of vessel capacity include:

●	the number of newbuilding deliveries;

●	the scrapping rate of older vessels;

●	vessel casualties;

●	the level of port congestion;

●	changes in environmental and other regulations that may limit the useful life of vessels;

●	the number of vessels that are out of service; and

●	changes in global dry bulk commodity production.

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

A further economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. As a result, negative change in economic conditions in any Asia Pacific country, but particularly in China, may exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial position and results of operations, as well as our future prospects. In recent years, China has been one of the world's fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. For the year ended December 31, 2008, the growth of China's gross domestic product from the prior year ended December 31, 2007 was approximately 9%, compared with a growth rate of 11.2% over the same two year period ended December 31, 2007, and its growth in the fourth quarter of 2008 fell to an annualized rate of 6.8%. It is likely that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future.  Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. China has recently announced a $586.0 billion stimulus package aimed in part at increasing investment and consumer spending and maintaining export growth in response to the recent slowdown in its economic growth. Our business, financial condition, results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows and could cause the market price of our common shares to decline.

The United States has entered into a recession and other parts of the world are exhibiting deteriorating economic trends. For example, the credit markets worldwide and in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the United States federal government, state governments and foreign governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of March 31, 2009, we have total outstanding indebtedness of $1.5 billion.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows and could cause the price of our common shares to further decline significantly.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia, with dry bulk vessels and tankers particularly vulnerable to such attacks. For example, in November 2008, the Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100.0 million. If these piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or as "war and strikes" listed areas by the Joint War Committee, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention of any of our vessels, hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends in the future.

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

The operation of our vessels is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention or the ISM Code. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, our insurance coverage may be invalidated or decreased, or our vessels may be detained or denied access to certain ports. Currently, each of our vessels, including those vessels delivered to us upon acquiring Quintana on April 15, 2008, is ISM code-certified by Bureau Veritas or American Bureau of Shipping and we expect that any vessel that we agree to purchase will be ISM code-certified upon delivery to us. Bureau Veritas and American Bureau of Shipping have awarded ISM certification to Maryville Maritime Inc., or Maryville, our vessel management company and a wholly-owned subsidiary of ours. However, there can be no assurance that such certification will be maintained indefinitely. Recently, the U.S. Environmental Protection Agency, or the EPA, has implemented regulations under the Clean Water Act, or the CWA, that regulate the discharge of ballast water. To the extent our vessels call on U.S. ports or travel through U.S. navigable waters, we will have to submit for each of our vessels a permit application called a Notice of Intent, or NOI, by September 19, 2009.

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

Terrorist attacks like those in New York on September 11, 2001, London on July 7, 2005 and other countries and the United States' continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The continuing conflicts in Iraq and elsewhere may lead to additional acts of terrorism and armed conflict around the world. In the past, political conflicts resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. For example, in October 2002, the VLCC Limburg was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. These uncertainties could adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns. Any of these occurrences could have a material adverse impact on our operating results, revenue, and costs.

Our commercial vessels are subject to inspection by a classification society.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. Classification societies are non-governmental, self-regulating organizations and certify that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. The Company's vessels are currently enrolled with Bureau Veritas, American Bureau of Shipping, Nippon Kaiji Kyokai, Det Norske Veritas and Lloyd's Register of Shipping.

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

Company Specific Risk Factors

We are affected by voyage charters in the spot market and short-term time charters in the time charter market, which are volatile.

We charter some of our vessels on voyage charters, which are charters for one specific voyage, and some on short-term time charter basis. A short-term time charter is a charter with a term of less than six months. Although dependence on voyage charters and short-term time charters is not unusual in the shipping industry, the voyage charter and short-term time charter markets are highly competitive and rates within those markets may fluctuate significantly based upon available charters and the supply of and demand for sea borne shipping capacity. While our focus on the voyage and short-term time charter markets may enable us to benefit if industry conditions strengthen, we must consistently procure this type of charter business to obtain these benefits. Conversely, such dependence makes us vulnerable to declining market rates for this type of charters. The BDI has fallen over 90% from May 2008 through December 2008 and almost 78% during the fourth quarter of 2008 alone, reaching a low of 663, or 94% below the May 2008 high point, in December 2008. The current downturn in the dry bulk charter market, which is the result of a significant decrease in demand for dry bulk shipping, has significantly reduced the charter rates for our vessels trading in the spot market

Moreover, to the extent our vessels are employed in the voyage charter market, our voyage expenses will be more significantly impacted by increases in the cost of bunkers (fuel). Unlike time charters in which the charterer bears all of the bunker costs, in voyage charters we bear the bunker costs, port charges and canal dues. As a result, increases in fuel costs in any given period could have a material adverse effect on our cash flow and results of operations for the period in which the increase occurs.

There can be no assurance that we will be successful in keeping all our vessels fully employed in these short-term markets or that future spot and short-term charter rates will be sufficient to enable our vessels to be operated profitably. If the current low charter rates in the dry bulk market continue through any significant period, our earnings may be adversely affected.

A decline in the market value of our vessels could lead to a default under our loan agreements and the loss of our vessels.

When the market value of a vessel declines, it reduces our ability to refinance the outstanding debt or obtain future financing. Also, while we have currently received waivers from our lenders, in connection with the Nordea credit facility and the Credit Suisse credit facility, for any non-compliance with loan covenants, further declines in the market and vessel values could cause us to breach financial covenants in our lending facilities in the future. In such an event, if we are unable to pledge additional collateral, or obtain waivers for such breaches from the lenders, the lenders could accelerate the debt and in general, if we are unable to service such accelerated debt, we may have vessels repossessed by our lenders.

A drop in spot charter rates may provide an incentive for some charterers to default on their time charters.

When we enter into a time charter, charter rates under that time charter are fixed for the term of the charter. If the spot charter rates in the dry bulk shipping industry become significantly lower than the time charter rates that some of our charterers are obligated to pay us under our existing time charters, the charterers may have incentive to default under that time charter or attempt to renegotiate the time charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to comply with our loan covenants and operate our vessels profitably. If we are not able to comply with our loan covenants and our lenders chose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenue from a small number of charterers. During 2008, we derived approximately 23% of our gross revenues from one charterer, while during 2007 we derived approximately 12 % of our gross revenues from one charterer.

If one or more of these customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

We could lose a customer or the benefits of a time charter if, among other things:

●	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

●
the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, default under the charter; or

●	the customer terminates the charter because the vessel has been subject to seizure for more than a specified number of days.

If we lose a key customer, we may be unable to obtain charters on comparable terms or may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations. The long-term time charters on which we deploy 26 of the vessels in our fleet provide for charter rates that are significantly above current market rates, particularly spot market rates that most directly reflect the current depressed levels of the dry bulk charter market. If it were necessary to secure substitute employment, in the spot market or on time charters, for any of these vessels due to the loss of a customer in these market conditions, such employment would be at a significantly lower charter rate than currently generated by such vessel, or we may be unable to secure a charter at all, in either case, resulting in a significant reduction in revenues.

In particular, following our acquisition of Quintana on April 15, 2008, we depend on Bunge Limited, or Bunge, which is an agribusiness, for revenues from a substantial portion of our fleet and are therefore exposed to risks in the agribusiness market. Changes in the economic, political, legal and other conditions in agribusiness could adversely affect our business and results of operations. Based on Bunge's filings with the SEC, these risks include the following, among others:

●
The availability and demand for the agricultural commodities and agricultural commodity products that Bunge uses and sells in its business, which can be affected by weather, disease and other factors beyond Bunge's control;

●	Bunge's vulnerability to cyclicality in the oilseed processing industry;

●	Bunge's vulnerability to increases in raw material prices; and

●	Bunge's exposure to economic and political instability and other risks of doing business globally and in emerging markets.

Deterioration in Bunge's business as a result of these or other factors could have a material adverse impact on Bunge's ability to make timely charter hire payments to us and to renew its time charters with us. This could have a material adverse impact on our financial condition and results of operations.

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

The fair market values of our vessels have generally experienced high volatility. Market prices for second-hand dry bulk vessels have recently been at historically high levels. You should expect the market values of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, the types, sizes and ages of our vessels, applicable governmental regulations and the cost of newbuildings.

If a determination is made that a vessel's future useful life is limited or its future earnings capacity is reduced, it could result in an impairment of its value on our financial statements that would result in a charge against our earnings and the reduction of our shareholders' equity. If for any reason we sell our vessels at a time when prices have fallen, the sale may be less than the vessels' carrying amount on our financial statements, and we would incur a loss and a reduction in earnings.

If we are not in compliance with the covenants in our loan agreements, our ability to conduct our business and to pay dividends may be affected if we are unable to obtain waivers or covenant modifications from our lenders.

Our loan agreements contain various financial covenants. The current low dry bulk charter rates and dry bulk vessel values have affected our ability to comply with some of these covenants.

While we have currently received waivers from our lenders, in connection with the Nordea credit facility and the Credit Suisse credit facility  if we are not able to remedy such non-compliance by the time the waivers expire, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, or they could accelerate our indebtedness and foreclose on their collateral, which would impair our ability to continue to conduct our business. In addition, if we are not in compliance with these covenants and we are unable to obtain waivers, we will not be able to pay dividends in the future until the covenant defaults are cured or we obtain waivers. We may also be required to reclassify all of our indebtedness as current liabilities, which would be significantly in excess of our cash and other current assets, and accordingly would adversely affect our ability to continue as a going concern.

If our indebtedness is accelerated, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens.

We have taken on substantial additional indebtedness to finance the acquisition of Quintana and this additional indebtedness could significantly impair our ability to operate our business.

In connection with the acquisition of Quintana, we entered into a $1.4 billion senior secured credit facility that consists of a $1.0 billion term loan and a $400.0 million revolving loan. The security for the credit facility includes, among other assets, mortgages on certain vessels previously owned by us and the vessels previously owned by Quintana and assignments of earnings with respect to certain vessels previously owned by us and the vessels previously operated by Quintana. Such increased indebtedness could limit our financial and operating flexibility, requiring us to dedicate a substantial portion of our cash flow from operations to the repayment of our debt and the interest on its debt, making it more difficult to obtain additional financing on favorable terms, limiting our ability to capitalize on significant business opportunities and making us more vulnerable to economic downturns.

Restrictive covenants in our loan agreements impose financial and other restrictions on us, including our ability to pay dividends.

Our loan agreements impose operating and financial restrictions on us and require us to comply with certain financial covenants. These restrictions and covenants limit our ability to, among other things:

●	pay dividends during the period over which the initial covenants are modified;

●	maintain excess cash flow generated from our operations;

●	incur additional indebtedness, including through the issuance of guarantees;

●	change the flag, class or management of our vessels;

●	create liens on our assets;

●	sell our vessels without replacing such vessels or prepaying a portion of our loan;

●	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

●	change our business.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders' consent when needed. If we do not comply with the restrictions and covenants in our loan agreements, we will not be able to pay dividends to you in the future, finance our future operations, make acquisitions or pursue business opportunities.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income

We have entered into two interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under two of our credit facilities, which were advanced at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Since our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, we recognize fluctuations in the fair value of such contracts in our income statement. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations.

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

While we expect that a significant portion of the financing resources needed to acquire vessels will be through long-term debt financing, we may raise additional funds through additional equity offerings. New equity investors may dilute the percentage of the ownership interest of existing shareholders in the Company. Sales or the possibility of sales of substantial amounts of shares of our common stock in the public markets could adversely affect the market price of our common stock.

We cannot assure you that we will be able to refinance indebtedness incurred under our credit facilities

For so long as we have outstanding indebtedness under our credit facilities, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. We cannot assure you that we will be able to generate cash flow in amounts that are sufficient for these purposes. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans or sell our assets. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. If we are not able to find alternative sources of financing on terms that are acceptable to us or at all, our business, financial condition, results of operations and cash flows may be materially adversely affected.

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

Our Class B common shares have 1,000 votes per share and our Class A common shares have one vote per share. Class B shareholders, including certain executive officers and directors, together own 100% of our issued and outstanding Class B common shares, representing approximately 66.9% of the voting power of our outstanding capital stock as of March 31, 2009.

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

As of March 31, 2009, Argon S. A. owned approximately 7.0% of our outstanding Class A common shares and none of our outstanding Class B common shares, representing approximately 2.3% of the total voting power of our outstanding capital stock. Argon S.A. is holding these shares pursuant to a trust in favor of Starling Trading Co, a corporation whose sole shareholder is Ms. Ismini Panayotides, the adult daughter of the Company's Chairman. Ms. Panayotides has no power of voting or disposition of these shares, and disclaims beneficial ownership of these shares except to the extent of her securing interest.

As of March 31, 2009, Boston Industries S.A. owned approximately 0.2% of our outstanding Class A common shares and approximately 38.2% of our outstanding Class B common shares, together representing approximately 25.7% of the total voting power of our outstanding capital stock. Boston Industries S.A. is controlled by Ms. Mary Panayotides, the spouse of the Company's Chairman. Ms. Panayotides has no power of voting or disposition of these shares and disclaims beneficial ownership of these shares.

As of March 31, 2009, Lhada Holdings Inc. owned approximately 17.9% of our outstanding Class A common shares and none of our outstanding Class B common shares, representing approximately 5.9% of the total voting power of our outstanding capital stock. Lhada Holdings Inc. is owned by a trust, the beneficiaries of which are certain members of the family of the Company's Chairman.

As of March 31, 2009, Tanew Holdings Inc. owned approximately 17.9% of our outstanding Class A common shares and none of our outstanding Class B common shares, representing approximately 5.9% of the total voting power of our outstanding capital stock. Tanew Holdings Inc. is owned by a trust, the beneficiaries of which are certain members of the family of the Company's Chairman.

As of March 31, 2009, our chairman, Mr. Gabriel Panayotides, owned approximately 21.1% of our outstanding Class B common shares and 1.0% of our outstanding Class A common shares while through his controlling interest in Excel Management, he also holds 1.0% of our outstanding Class A common shares, representing approximately 14.7% of the total voting power of our capital stock.

Some of our directors may have conflicts of interest, and the resolution of these conflicts of interest may not be in our or our shareholders' best interest

Following our purchase of Quintana on April 15, 2008, we became partners in seven joint ventures that were previously entered into by Quintana, to purchase vessels. One of the ventures, named Christine Shipco LLC, is a joint venture among the Company, Robertson Maritime Investors LLC, or RMI, in which Corbin J. Robertson, III participates and AMCIC Cape Holdings LLC, or AMCIC, an affiliate of Hans J. Mende, to purchase the Christine, a newbuilding Capesize dry bulk carrier. In addition, we have entered into six additional joint ventures with AMCIC to purchase six newbuilding Capesize vessels. It is currently anticipated that each of these joint ventures will enter into a management agreement with us for the provision of construction supervision prior to delivery of the relevant vessel and technical management of the relevant vessel subsequent to delivery.

Corbin J. Robertson, III is a member of our Board of Directors, or our Board. Mr. Mende is a member of our Board and serves on the board of directors of Christine Shipco LLC, Hope Shipco LLC, Lillie Shipco LLC, Fritz Shipco LLC, Iron Lena Shipco LLC, Gayle Frances Shipco LLC, and Benthe Shipco LLC.

The presence of Mr. Mende on the board of directors of each of the other six joint ventures may create conflicts of interest because Mr. Mende has responsibilities to these joint ventures. His duties as director of the joint ventures may conflict with his duties as our director regarding business dealings between the joint ventures and us. In addition, Mr. Robertson III and Mr. Mende each have a direct or indirect economic interest in Christine Shipco LLC, and Mr. Mende has direct or indirect economic interests in each of the other six joint ventures. The economic interests of Mr. Robertson and Mr. Mende in the joint ventures may conflict with their duties as our directors regarding business dealings between the joint ventures and us.

As a result of these joint venture transactions, conflicts of interest may arise between the joint ventures and us.

We may be unable to fulfill our obligations under our agreements to complete the construction of seven newbuilding vessels under our joint venture agreements.

We currently have contracts (construction contracts and/or Memoranda of Agreement) to obtain seven newbuilding vessels under our joint venture agreements, including the four Capesize vessels of the joint ventures for which no refund guarantee has been provided by the shipyard, for an aggregate purchase price of $542.1 million. We have guaranteed the performance of two of these joint ventures obligations under contracts for newbuilding vessels with purchase prices of $80.6 million and $80.1 million, respectively, and agreed to make capital contributions to certain of the joint ventures in connection with re-financing pre-delivery borrowings or repay part of the balance of borrowings made by certain of the joint ventures. Our ability to obtain financing in the current economic environment, particularly for the acquisition of dry bulk vessels, which are experiencing low charter rates and depressed vessel values, is limited, and unless there is an improvement in our cash flow from operations and we are successful in obtaining debt financing, we may not be able to complete these transactions and we would lose the advances already paid, which amount to approximately $61.5 million as of December 31, 2008, and we may incur additional liability and costs.

If we do not adequately manage the construction of the newbuilding vessels, the vessels may not be delivered on time or in compliance with their specifications.

Following our purchase of Quintana on April 15, 2008, we are parties to seven contracts to purchase seven newbuilding vessels through seven joint ventures in which we participate. We are obliged to supervise the construction of these vessels. If we are denied supervisory access to the construction of these vessels by the relevant shipyard or otherwise fail to adequately manage the shipbuilding process, the delivery of the vessels may be delayed or the vessels may not comply with their specifications, which could compromise their performance. Both delays in delivery and failure to meet specifications could result in lower revenues from the operations of the vessels, which could reduce our earnings.

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

Upon completion of our acquisition of Quintana on April 15, 2008, we became parties to seven contracts to purchase seven newbuilding vessels through seven joint ventures in which we participate. Four of these vessels, all of which are owned by the joint ventures, are under construction at Korea Shipyard Co., Ltd., a shipyard currently under construction that has never built vessels before and for which there is no historical track record. The relevant joint ventures have not yet received refund guarantees with respect to these vessels, which may imply that the shipyard will not be able to timely deliver the vessels. The delivery of any one or more of these vessels could be delayed or may not occur, which would delay our receipt of revenues under the time charters for these vessels or otherwise deprive us of the use of the vessel, and thereby adversely affect our results of operations and financial condition. In addition, under some time charters, we may be required to deliver a vessel to the charterer even if the relevant newbuilding has not been delivered to us. If the delivery of the newbuildings is delayed or does not occur, we may be required to enter into a bareboat charter at a rate in excess of the charterhire payable to us. If we are unable to deliver the newbuilding or a vessel that we have chartered at our cost, the customer may terminate the time charter which could adversely affect our results of operations and financial condition.

The delivery of the newbuildings could be delayed or may not occur because of:

●	work stoppages or other labor disturbances or other event that disrupts the operations of the shipbuilder;

●	quality or engineering problems;

●	changes in governmental regulations or maritime self-regulatory organization standards;

●	lack of raw materials and finished components;

●	failure of the builder to finalize arrangements with sub-contractors;

●	failure to provide adequate refund guarantees;

●	bankruptcy or other financial crisis of the shipbuilder;

●	a backlog of orders at the shipbuilder;

●	hostilities, political or economic disturbances in the country where the vessels are being built;

●	weather interference or catastrophic event, such as a major earthquake or fire;

●	our requests for changes to the original vessel specifications;

●	shortages of or delays in the receipt of necessary construction materials, such as steel;

●	our inability to obtain requisite permits or approvals; or

●	a dispute with the shipbuilder.

In addition, the shipbuilding contracts for the new vessels contain a "force majeure" provision whereby the occurrence of certain events could delay delivery or possibly terminate the contract. If delivery of a vessel is materially delayed or if a shipbuilding contract is terminated, it could adversely affect our results of operations and financial condition and our ability to pay dividends to our shareholders in the future.

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

Risk of loss and lack of adequate insurance may affect our results

Adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances and events create an inherent risk of catastrophic marine disasters and property loss in the operation of any ocean-going vessel. In addition, business interruptions may occur due to political circumstances in foreign countries, hostilities, labor strikes, and boycotts. Any such event may result in loss of revenues or increased costs.

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

The majority of our vessels were acquired second-hand, and we estimate their useful lives to be 28 years from their date of delivery from the yard, depending on various market factors and management's ability to comply with government and industry regulatory requirements. Part of our business strategy includes the continued acquisition of second hand vessels when we find attractive opportunities.

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

●	expenditures for alterations to existing equipment;

●	the addition of new equipment; or

●	restrictions on the type of cargo a vessel may transport.

We cannot give assurances that future market conditions will justify such expenditures or enable us to operate our vessels profitably during the remainder of their economic lives.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our current operating fleet, including the vessels acquired upon our acquisition of Quintana on April 15, 2008, has an average age of approximately 8.8 years.

As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

Our fleet has experienced rapid growth. If we continue to expand our fleet, we will need to recruit suitable additional administrative and management personnel. Although we believe that our current staffing levels are adequate, we cannot guarantee that we will be able to continue to hire suitable employees as we expand our fleet. If we encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our fleet, our business and financial condition may be adversely affected.

Because most of our employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.

We currently employ approximately 1,038 seafarers on-board our vessels and 124 land-based employees in our Athens office. The 124 employees in Athens are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

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

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping such as ourselves will not be subject to tax under the New Act retroactive to January 1, 2001, or the New Regulations. In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, we and our Liberian subsidiaries will be wholly exempt from tax as under the Prior Law. If we were subject to Liberian income tax under the New Act, we and our Liberian subsidiaries would be subject to tax at a rate of 35% on our worldwide income. As a result, our net income and cash flow would be materially reduced by the amount of the applicable tax. In addition, our stockholders would be subject to Liberian withholding tax on dividends at rates ranging from 15% to 20%.

U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. holders

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our past, current and proposed method of operation, we do not believe that we have been, are or will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Taxation"), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholders' holding period of our common shares. See "Taxation" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

We may have to pay tax on United States source income, which would reduce our earnings

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

The price of our Class A common stock may be volatile.

The price of our Class A common stock prior to and after an offering may be volatile, and may fluctuate due to factors such as:

●	actual or anticipated fluctuations in quarterly and annual results;

●	mergers and strategic alliances in the shipping industry;

●	market conditions in the industry;

●	changes in government regulation;

●	fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

●	shortfalls in our operating results from levels forecast by securities analysts;

●	announcements concerning us or our competitors; and

●	the general state of the securities market.

The market price of our Class A common stock has fluctuated widely and the market price of our Class A common stock may fluctuate in the future.

The market price of our Class A common stock has fluctuated widely since our Class A common stock began trading on the New York Stock Exchange in September 2005 and may continue to do so as a result of many factors, including our actual results of operations and perceived prospects, the prospects of our competition and of the shipping industry in general and in particular the drybulk sector, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the drybulk sector, changes in general economic or market conditions and broad market fluctuations.

Future sales of our Class A common stock may depress our stock price.

The market price of our Class A common stock could decline as a result of sales of substantial amounts of our Class A common stock in the public market or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future equity offerings.

Additionally, as a result of the acquisition of Quintana, we issued restricted shares of our Class A common stock to certain persons who previously were officers and directors of Quintana. On June 16, 2008, we filed a shelf registration statement to enable such shareholders to sell these shares to the public. The sales of these shares under such registration statement could also adversely affect the market price of our Class A common stock.

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

Our success depends to a significant extent upon the abilities and efforts of our management team. Our ability to retain key members of our management team and to hire new members as may be necessary will contribute to that success. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not maintain "key man" life insurance on any of our officers.

Because we generate all of our revenues in U.S. dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

We generate all of our revenues in U.S. dollars but incur approximately 22% of our vessel operating expenses in currencies other than U.S. dollars. This variation in operating revenues and expenses could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Japanese yen, the Euro, the Singapore dollar and the British pound sterling. Expenses incurred in foreign currencies against which the U.S. dollar falls in value may increase as a result of these fluctuations, therefore decreasing our net income. We do not currently hedge these risks. Our results of operations could suffer as a result.

Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.

Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered. Future hostilities or political instability in regions where we operate or may operate could have a material adverse effect on our business, results of operations and ability to pay dividends. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries where our vessels trade may limit trading activities with those countries, which could also harm our business, financial condition and results of operations.

Unless we set aside reserves for vessel replacement, at the end of a vessel's useful life our revenue will decline.

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

ITEM 4 - INFORMATION ON THE COMPANY

A. History and Development of the Company

We, Excel Maritime Carriers Ltd., were incorporated under the laws of the Republic of Liberia on November 2, 1988 and we are a provider of worldwide sea borne transportation services for dry bulk cargo including among others, iron ore, coal and grain, collectively referred to as "major bulks," and steel products, fertilizers, cement, bauxite, sugar and scrap metal, collectively referred to as "minor bulks". Our fleet is managed by one of our wholly-owned subsidiaries, Maryville.

Our Class A common stock has traded on the New York Stock Exchange, or the NYSE, under the symbol "EXM" since September 15, 2005. Prior to that date, our Class A common stock traded on the American Stock Exchange, or the AMEX, under the same symbol. As of December 31, 2008, we had 46,080,272 shares of our Class A common stock and 145,746 shares of our Class B common stock issued and outstanding.

On April 15, 2008, we completed our acquisition of Quintana. As a result of the acquisition, Quintana operates as a wholly-owned subsidiary of Excel under the name Bird Acquisition Corp., or Bird. Under the terms of the merger agreement, each issued and outstanding share of Quintana common stock was converted into the right to receive (i) $13.00 in cash and (ii) 0.3979 shares of Excel Class A common stock.  We paid approximately $764.0 million in cash and 23,496,308 shares of our Class A common stock to existing shareholders of Quintana in exchange for all of the outstanding shares of Quintana. The total consideration for the acquisition amounted to $1.4 billion.

Beginning on March 6, 2007, we also held 18.9% of the outstanding common stock of Oceanaut Inc., or Oceanaut, a corporation in the development stage, organized on May 3, 2006 under the laws of the Republic of the Marshall Islands. Oceanaut was formed to acquire, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry. On April 6, 2009, Oceanaut announced that its shareholders approved its dissolution and liquidation, and on April 15, 2009, we received $5.2 million, representing approximately $8.26 per share of Oceanaut common stock included in 625,000 of the 1,125,000 Oceanaut insider units that we owned. Please see "Item 4 – Information on the Company – Organizational Structure – Oceanaut" below.

The address of our registered office in Bermuda is 14 Par-la-Villa Road, Hamilton HM JX, Bermuda. We also maintain executive offices at 17th km National Road Athens-Lamia & Finikos Str., 145 64, Nea Kifisia, Athens, Greece. Our telephone number at that address dialing from the U.S. is (011) 30210 818 7000.

B. Business Overview

As of April 27, 2009, we own a fleet of 40 vessels and, together with seven Panamax vessels under bareboat charters, operate 47 vessels, 5 Capesize, 14 Kamsarmax, 21 Panamax, 2 Supramax and 5 Handymax, with a total carrying capacity of approximately 3.9 million dwt.

Business Strategy

Our business strategy includes:

●    Fleet Expansion and Reduction in Average Age. We intend to continue to grow and, over time, reduce the average age of our fleet. Most significantly, our recent acquisition of Quintana has allowed us to add 30 young and well maintained operating dry bulk carriers to our fleet. Our vessel acquisition candidates generally are chosen based on economic and technical criteria. We also expect to explore opportunities to sell some of our older vessels at attractive prices.

●    Capitalizing on our Established Reputation. We believe that we have established a reputation in the international shipping community for maintaining high standards of performance, reliability and safety. Since the appointment of new management in 1998 (Maryville), the Company has not suffered the total loss of a vessel at sea or otherwise. In addition, our wholly-owned management subsidiary, Maryville, carries the distinction of being one of the first Greece-based ship management companies to have been certified ISO 14001 compliant by Bureau Veritas.

●    Expansion of Operations and Client Base. We aim to become one of the world's premier full service dry bulk shipping companies. The acquisition of Quintana was an important step towards achieving this goal. Following the merger, we now operate a fleet of 47 vessels with a total carrying capacity of 3.9 million dwt and a current average age of approximately 8.8 years, which makes us one of the largest dry bulk shipping companies in the industry and gives us the largest dry bulk fleet by dwt operated by any U.S.-listed company.

●    Balanced Fleet Deployment Strategy. Our fleet deployment strategy seeks to maximize charter revenue throughout industry cycles while maintaining cash flow stability. We intend to achieve this through a balanced portfolio of spot and period time charters. Upon completion of their current charters, our recently acquired vessels may or may not be employed on spot/short-duration time charters, depending on the market conditions at the time.

Competitive Strengths

We believe that we possess a number of competitive strengths in our industry:

●    Experienced Management Team. Our management team has significant experience in operating dry bulk carriers and expertise in all aspects of commercial, technical, operational and financial areas of our business, promoting a focused marketing effort, tight quality and cost controls, and effective operations and safety monitoring.

●    Strong Customer Relationships. We have strong relationships with our customers and charterers that we believe are the result of the quality of our fleet and our reputation for quality vessel operations. Through our wholly-owned management subsidiary, Maryville, we have many long-established customer relationships, and our management believes it is well regarded within the international shipping community. During the past 18 years, vessels managed by Maryville have been repeatedly chartered by subsidiaries of major dry bulk operators. In 2008, we derived approximately 23% of our gross revenues from a single charterer, Bunge.

●    Cost Efficient Operations. We historically operated our fleet at competitive costs by carefully selecting second hand vessels, competitively commissioning and actively supervising cost efficient shipyards to perform repair, reconditioning and systems upgrading work, together with a proactive preventive maintenance program both ashore and at sea, and employing professional, well trained masters, officers and crews. We believe that this combination has allowed us to minimize off-hire periods, effectively manage insurance costs and control overall operating expenses.

Ship Management

Historically, our fleet was managed by Excel Management, an affiliated Liberian corporation formed on January 13, 1998 and controlled by the Chairman of our Board, under a five-year management agreement. Excel Management had sub-contracted Maryville to perform some of these management services. Maryville became a wholly-owned subsidiary of Excel on March 31, 2001.

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

In exchange for terminating the management agreement mentioned above and in exchange for a one time cash  payment of $ 2.0 million, we agreed to issue to Excel Management 205,442 shares of our Class A common stock and to issue to Excel Management additional shares at any time until December 31, 2008 if we issue additional shares of our Class A common stock to any other party for any reason, such that the  number of  additional  Class A common  stock that would be issued to Excel  Management together with the initial 205,442  shares of Class A common stock, in the aggregate, equal 1.5% of our total  outstanding  Class A common stock after taking into account the third party issuance and the shares issued to Excel Management under the anti-dilution provision of the agreement. With the exception of the one time cash payment of $2.0 million discussed above, no other consideration would be received from Excel Management for any shares of Class A common stock issued by us to Excel Management pursuant to an anti-dilution issuance.

On June 19, 2007, we issued to Excel Management 298,403 Class A common shares (representing the 205,442 Class A common shares described in the termination agreement and 92,961 additional Class A common shares to reflect the necessary anti-dilution adjustment resulting from the issuance of Class A common stock by us since March 2005) in exchange for the cash payment of $2.0 million.

In addition, during the year ended December 31, 2008, we issued 392,801 shares of our Class A common stock under the anti-dilution provision as a result of the shares issued in relation to our acquisition of Quintana, the cancellation of a vessel's purchase and of the incentive share issuances to certain of our officers, directors, and employees. The anti-dilution provision lapsed as of January 1, 2009.

Brokering agreement

On March 4, 2005, we also entered into a one-year brokering agreement with Excel Management. Under this brokering agreement, Excel Management will, pursuant to our instructions, act as our broker with respect to, among other matters, the employment of our vessels. For its chartering services under the brokering agreement, Excel Management will receive a commission fee equal to 1.25% of the revenue of our vessels. This agreement extends automatically for successive one-year terms at the end of its initial term and may be terminated by either party upon twelve months prior written notice. The agreement was automatically extended by another year on March 4, 2009.

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

The Company is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to its operations. The kinds of permits, licenses, certificates and other authorizations required for each vessel depend upon several factors, including the commodity transported, the waters in which the vessel operates the nationality of the vessel's crew and the age of the vessel. Subject to these factors, as well as the discussion below, the Company believes that it has been and will be able to obtain all permits, licenses and certificates material to the conduct of its operations. However, additional laws and regulations, environmental or otherwise, may be adopted which could limit the Company's ability to do business or increase the Company's cost of doing business and which may materially adversely affect the Company's operations.

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

International Maritime Organization

The International Maritime Organization, or IMO, (the United Nations agency for maritime safety and the prevention of pollution by ships) has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the related Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. The IMO adopted regulations that set forth pollution-prevention requirements applicable to dry bulk carriers. These regulations have been adopted by over 150 nations, including many of the jurisdictions in which the Company's vessels operate.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships. Annex VI was ratified in May 2004 and became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons) and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI regulations pertaining to nitrogen oxide emissions apply to diesel engines on vessels built on or after January 1, 2000 or diesel engines undergoing major conversions after such date. We believe that all our vessels comply in all material respects with Annex VI. Additional or new conventions, laws and regulations may be adopted that could adversely affect our business, results of operations, cash flows and financial condition. For example, at its 58th session in October 2008, the Marine Environmental Protection Committee of the IMO voted unanimously to adopt amendments to Annex VI regarding particulate matter, sulfur oxide and nitrogen oxide emissions standards. The revised Annex VI reduces air pollution from ships by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  These amendments to Annex VI are expected to enter into force on July 1, 2010, which is six months after the deemed acceptance date of January 1, 2010. Once these amendments become effective, we may incur costs to comply with these revised standards.

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

In addition, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping tonnage. To date, there has not been sufficient adoption of this standard for it to take force.

The operation of our ships is also affected by the requirements set forth in the IMO's Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the Company's applicable vessels is ISM code-certified. However, there can be no assurance that such certifications will be maintained indefinitely.

The United States Oil Pollution Act of 1990

The Unites States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade with the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone around the United States.

Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

(i)  natural resources damage and the costs of assessment thereof;

(ii)  real and personal property damage;

(iii)  net loss of taxes, royalties, rents, fees and other lost revenues;

(iv)  lost profits or impairment of earning capacity due to property or natural resources damage; and

(v)  net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and

(vi) loss of subsistence use of natural resources.

As a result of 2006 amendments to the law, OPA limits the liability of responsible parties to the greater of $950 per gross ton or $0.8 million per dry bulk vessel that is over 300 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party's gross negligence or wilful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. OPA and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

We currently maintain for each of our vessel's pollution liability coverage insurance in the amount of $1.0 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, it would have a material adverse effect on our business.

OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. Current Coast Guard regulations that were adopted in 1994 require evidence of financial responsibility in the amount of $900 per gross ton, which includes an OPA limitation on liability of $600 per gross ton and the CERCLA liability limit of $300 per gross ton. On October 17, 2008, the U.S. Coast Guard regulatory requirements under OPA and CERCLA were amended to require evidence of financial responsibility in amounts that reflect the higher limits of liability imposed by the 2006 amendments to OPA, as described above. The increased amounts became effective on January 15, 2009. Liability under CERCLA is however limited to the greater of $300 per gross ton or $5.0 million. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA.

The United States Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

The United States Coast Guard's financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. The Company has complied with the United States Coast Guard regulations by providing a financial guaranty from a related company evidencing sufficient self-insurance.

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

The U.S. Clean Water Act

The CWA prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.

The EPA historically exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters from CWA permitting requirements. However, on March 31, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the exemption in the EPA's regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directed the EPA to develop a system for regulating all discharges from vessels by that date. The District Court's decision was affirmed by the Ninth Circuit Court of Appeals on July 23, 2008. The Ninth Circuit's ruling meant that owners and operators of vessels traveling in U.S. waters would soon be required to comply with the CWA permitting program to be developed by the EPA or face penalties. Seeking to provide relief to certain types of vessels, the U.S. Congress enacted laws in July 2008 that exempted from the impending CWA vessel permitting program recreational vessels, commercial fishing vessels, and any other commercial vessel less than 79 feet in length.

In response to the invalidation and removal of the EPA's vessel exemption, the EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. Under the new rules, which took effect February 6, 2009, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), which we refer to as regulated vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water.

For each discharge type, among other things, the VGP establishes effluent limits pertaining to the constituents found in the effluent, including best management practices, or BMPs, designed to decrease the amount of constituents entering the waste stream. Unlike land-based discharges, which are deemed acceptable by meeting certain EPA-imposed numerical effluent limits, each of the 26 VGP discharge limits is deemed to be met when a regulated vessel carries out the BMPs pertinent to that specific discharge stream. The VGP imposes additional requirements on certain regulated vessel types, including tankers that emit discharges unique to those vessels. Administrative provisions, such as inspection, monitoring, recordkeeping and reporting requirements are also included for all regulated vessels. On August 31, 2008, the District Court ordered that the date for implementation of the VGP be postponed from September 30, 2008 until December 19, 2008. This date was further postponed until February 6, 2009 by the District Court.

Although the VGP became effective on February 6, 2009, the VGP application procedure, known as the Notice of Intent, or NOI, has yet to be finalized. Accordingly, regulated vessels will effectively be covered under the VGP from February 6, 2009 until June 19, 2009, at which time the "eNOI" electronic filing interface will become operational. Thereafter, owners and operators of regulated vessels must file their NOIs prior to September 19, 2009, or the Deadline. Any regulated vessel that does not file an NOI by the Deadline will, as of that date, no longer be covered by the VGP and will not be allowed to discharge into U.S. navigable waters until it has obtained a VGP. Any regulated vessel that was delivered on or before the Deadline will receive final VGP permit coverage on the date that the EPA receives such regulated vessel's complete NOI. Regulated vessels delivered after the Deadline will not receive VGP permit coverage until 30 days after their NOI submission. Our fleet is composed entirely of regulated vessels, and we intend to submit NOIs for each vessel in our fleet as soon after June 19, 2009 as practicable.

In addition, pursuant to §401 of the CWA which requires each state to certify federal discharge permits such as the VGP, certain states have enacted additional discharge standards as conditions to their certification of the VGP. These local standards bring the VGP into compliance with more stringent state requirements, such as those further restricting ballast water discharges and preventing the introduction of non-indigenous species considered to be invasive. The VGP and its state-specific regulations and any similar restrictions enacted in the future will increase the costs of operating in the relevant waters.

Other Environmental Initiatives

The European Union is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any may be promulgated by the European Union or any other country or authority.

Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended in 2000, or the CLC, and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended and supplemented. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons liability is limited to approximately 4.5 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to 89.8 million SDR. The exchange rate between SDRs and U.S. dollars was 0.669895 SDR per U.S. dollar on April 9, 2009. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

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

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas are equipped with vapor control systems that satisfy these requirements. In December 1999 and January 2003, the EPA issued final rules regarding emissions standards for marine diesel engines. The final rule applies emissions standards to new engines beginning with the 2004 model year. In the preambles to the final rules, the EPA noted that it may revisit the application of emissions standards to rebuilt or remanufactured engines if the industry does not take steps to introduce new pollution control technologies. While adoption of such standards could require modifications to some existing marine diesel engines, the extent to which our vessels could be affected cannot be determined at this time. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor control systems that satisfy these existing requirements. The EPA and the State of California, however, have each proposed more stringent regulations of air emissions from ocean-going vessels. On July 24, 2008, the California Air Resources Board of the State of California, or CARB, approved clean-fuel regulations applicable to all vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. The new CARB regulations require such vessels to use low sulfur marine fuels rather than bunker fuel. By July 1, 2009, such vessels are required to switch either to marine gas oil with a sulfur content of no more than 1.5 percent or marine diesel oil with a sulfur content of no more than 0.5 percent. By 2012, only marine gas oil and marine diesel oil fuels with 0.1 percent sulfur will be allowed. In the event our vessels were to travel within such waters, these new regulations would require significant expenditures on low-sulfur fuel and would increase our operating costs.

Additionally, the EPA has proposed new emissions standards for new Category 3 marine diesel engines. These are engines with per-cylinder displacement at or above 30 liters and are typically found on large ocean-going vessels. The EPA proposes to require the application of advanced emission control technologies as well as controls on the sulfur content of fuels.

The United States National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. In July 2004, NISA established a mandatory ballast water management program for ships entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA's reporting and record-keeping requirements are mandatory for vessels bound for any port in the United States.  Although ballast water exchange is the primary means of compliance with the act's guidelines, compliance can also be achieved through the retention of ballast water on board the ship, or the use of environmentally sound alternative ballast water management methods approved by the United States Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on the dry bulk shipping industry.

Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous solid wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act or comparable state, local or foreign requirements. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we may still be held liable for clean up costs under applicable laws.

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to warming of the Earth's atmosphere. According to the IMO's study of greenhouse gases emissions from the global shipping fleet, greenhouse emissions from ships are predicted to rise by 38% to 72% due to increased bunker consumption by 2020 if corrective measures are not implemented. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, the European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the United States, the California Attorney General and a coalition of environmental groups in October 2007 petitioned the EPA to regulate greenhouse gas emissions from ocean-going vessels under the CAA. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures we cannot predict with certainty at this time.

The International Dry Bulk Shipping Market

The dry bulk shipping market is the primary provider of global commodities transportation. Approximately one third of all seaborne trade is dry bulk related.

After three consecutive years in which demand for seaborne trade has grown faster than newbuilding supply, the situation was reversed in mid-2005. While demand growth slowed, a new all-time high for newbuilding deliveries, together with minimal scraping, resulted in a weaker market in 2005 which continued in the first half of 2006. Beginning with the second half of 2006, the market showed signs of significant strength which continued in 2007 with the BDI closing the year 2007 at 9,143. The market remained at high levels until May 20, 2008 when the BDI reached an all-time high.

Since May 2008, the BDI has fallen over 90% from May 2008 through December 16, 2008 and almost 75% during the fourth quarter of 2008 through December 16, 2008, reaching a low of 663, or 94% below the May 2008 high point, in December 2008.

The general decline in the dry bulk carrier charter market has resulted in lower charter rates for vessels exposed to the spot market and time charters linked to the BDI. Specifically, we employ 21 of our vessels in the spot market.

Dry bulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Charter rates and vessel values have been affected in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China, resulting in falling iron ore prices and increased stockpiles in Chinese ports. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve to any significant degree.  Charter rates may remain at depressed levels for some time, which will adversely affect our revenue and profitability.

Capesize rates, which averaged $100,000 per day in August 2008, fell to approximately $2,300 per day on December 2, 2008. We believe that the root cause of the fall has been a sharp slowdown in Chinese steel demand and prices leading to reduced demand for iron ore. Iron ore price negotiations between Companhia Vale do Rio Doce, a Brazilian mining company, and Chinese steel mills in the third and fourth quarter of 2008 resulted in a number of Chinese mills turning to domestic mining companies for iron ore. Additionally, the unwillingness of banks to issue letters of credit resulted in reduced financing for the purchase of commodities carried by sea which has led to a significant decline in cargo shipments and an attendant decrease in charter rates.

Customers

The Company has many long-established customer relationships, and management believes it is well regarded within the international shipping community. During the past 18 years, vessels managed by Maryville have been repeatedly chartered by subsidiaries of major dry bulk operators. In 2008, we derived approximately 23% of our gross revenues from a single charterer, Bunge. In particular, following our acquisition of Quintana on April 15, 2008, all 14 of our Kamsarmax vessels and three Panamax vessels are on time charter to Bunge until December 31, 2010. Consequently, a significant portion of our future revenues will be derived from Bunge – see "Risk Factors" above for further details.

Inspection by Classification Society

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. The Company's vessels, including those vessels delivered to us upon our acquisition of Quintana on April 15, 2008, have been certified as being "in class" by their respective classification societies which are Bureau Veritas, American Bureau of Shipping, Nippon Kaiji Kyokai, Det Norske Veritas and Lloyd's Register of Shipping.

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

Maryville was the first ship management company in Greece to receive simultaneous ISM and ISO Safety and Quality Systems Certifications in February 1996, for the safe operation of dry cargo vessels. Both systems were successfully implemented in the course of the years, until a new challenge ISO 9001: 2000 and ISO 14001:1996 was set. At the end of 2003, Maryville's management system was among the first five company management systems to have been successfully audited and found to be in compliance with both management system standards mentioned above. Certification to Maryville was issued in early 2004.

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

Insurance and Safety

The business of the Company is affected by a number of risks, including mechanical failure of the vessels, collisions, property loss to the vessels, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any ocean-going vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. By imposing potentially unlimited liability upon owners, operators and bareboat charterers for certain oil pollution accidents in the U.S. OPA has made liability insurance more expensive for ship owners and operators and has also caused insurers to consider reducing available liability coverage.

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

C. Organizational Structure

We are the parent company of the following subsidiaries as of April 27, 2009:

Subsidiary	Place of Incorporation	Percentage of Ownership

Maryville Maritime Inc.	Liberia	100%
Point Holdings Ltd. (1)	Liberia	100%
Bird Acquisition Corp.(3)	Marshall Islands	100%

(1)
Point Holdings Ltd.("Point") is the parent company (100%) of one Cypriot and sixteen Liberian ship-owning subsidiaries as follows, each of which owns one vessel: Fianna Navigation S.A., Marias Trading Inc., Yasmine International Inc., Tanaka Services Ltd., Amanda Enterprises Ltd., Whitelaw Enterprises Co., Candy Enterprises Inc., Fountain Services Ltd., Harvey Development Corp., Teagan Shipholding S.A., Minta Holdings S.A., Odell International Ltd., Ingram Limited, Snapper Marine ltd., Barland Holdings Inc., Castalia Services Ltd. and Liegh Jane Navigation S.A. In addition, Point is the parent company (100%) of the following four Liberian non ship-owning companies, Magalie Investments Corp., Melba Management Ltd., Naia Development Corp. and Pisces Shipholding Ltd, as well as of the Liberian company Thurman International Ltd. which is the parent company (100% owner) of Centel Shipping Company Ltd., the owner of vessel Lady.

(2)
Bird is the parent company (100%) of the following Marshall Islands ship-owning subsidiaries, each of which owns one vessel: Lowlands Beilun Shipco LLC, Iron Miner Shipco LLC, Kirmar Shipco LLC, Iron Beauty Shipco LLC, Iron Manolis Shipco LLC, Iron Brooke Shipco LLC, Iron Lindrew Shipco LLC, Coal Hunter Shipco LLC, Pascha Shipco LLC, Coal Gypsy Shipco LLC, Iron Anne Shipco LLC, Iron Vassilis Shipco LLC, Iron Bill Shipco LLC, Santa Barbara Shipco LLC, Ore Hansa Shipco LLC, Iron Kalypso Shipco LLC, Iron Fuzeyya Shipco LLC, Iron Bradyn Shipco LLC, Grain Harvester Shipco LLC, Grain Express Shipco LLC, Iron Knight Shipco LLC, Coal Pride Shipco LLC, Iron Man Shipco LLC, Coal Age Shipco LLC, Fearless Shipco LLC, Barbara Shipco LLC, Linda Leah Shipco LLC, King Coal Shipco LLC, Coal Glory Shipco LLC, Sandra Shipco LLC (formerly Iron Endurance Shipco LLC).

In addition, Bird is a joint venture partner in seven Marshall Islands ship-owning companies, six of which are 50% owned by Bird (Hope Shipco LLC, Lillie Shipco LLC, Fritz Shipco LLC, Benthe Shipco LLC, Gayle Frances Shipco LLC and Iron Lena Shipco LLC.) and one 42.8% owned by Bird (Christine Shipco LLC). Bird is the successor-in-interest to Quintana Maritime Ltd. Each of the foregoing subsidiaries has been formed to be the owner of respective newbuilding Capesize drybulk carriers.

Following our acquisition of Quintana, we also own Quintana Management LLC which was the management company for Quintana's vessels, prior to the merger on April 15, 2008 and it no longer provides management services to any of our vessels, nor to any third party vessels and Quintana Logistics which was incorporated in 2005 to engage in chartering operations, including contracts of affreightment that had no operations during the period from the merger on April 15, 2008 to December 31, 2008.

Oceanaut

We held 18.9% of the outstanding common stock of Oceanaut, while a percentage of 3.8% was held by certain of Excel's officers and directors. On March 6, 2007 Oceanaut completed its initial public offering in the United States under the United States Securities Act of 1933, as amended and sold 18,750,000 units, or the units, at a price of $8.00 per unit, raising gross proceeds of $150.0 million. Prior to the closing of the initial public offering, Oceanaut consummated a private placement to us, consisting of 1,125,000 units at $8.00 per unit price and 2,000,000 warrants at $1.00 per warrant to purchase an equivalent amount of common stock at a price of $6.00 per share, raising gross proceeds of $11.0 million. Each unit issued in the initial public offering and the private placement consists of one newly issued share of Oceanaut's common stock and one warrant to purchase one share of common stock. The initial public offering and the private placement generated gross proceeds in an aggregate amount of $161.0 million to be used to complete a business combination with a target business. This amount, less certain amounts paid to the underwriters and an amount withheld for use as working capital, was held in a trust account until the earlier of (i) the consummation of a business combination or (ii) the distribution of the trust account under Oceanaut's liquidation procedure. The remaining proceeds not held in trust were used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses, as well as claims raised by any third party. In the event that Oceanaut would not consummate a Business Combination within 18 months from the date of the consummation of the Offering (March 6, 2007), or 24 months from the consummation of the Offering if certain extension criteria had been satisfied  and would be liquidated, we had waived our right to receive distributions with respect to the 2,000,000 warrants and 500,000 of 1,125,000 units purchased in the private placement amounting to $6.0 million, while we would be entitled to receive the same liquidation rights as the purchasers of shares in the initial public offering with respect to the remaining 625,000 units acquired in the private placement. In addition, in the event of a dissolution and liquidation of Oceanaut, we would cover any shortfall in the trust account as a result of any claims by various vendors, prospective target businesses or other entities for services rendered or products sold to Oceanaut, if such vendor or prospective target business or other third party had not executed a valid and enforceable waiver of any rights or claims to the trust account, up to a maximum of $75,000.

Prior to the initial public offering and private placement of shares of Oceanaut, we owned 75% of the outstanding common stock of Oceanaut, with the remaining 25% was held by certain of our officers and directors.  As such, the financial position and results of operations of Oceanaut were included in our consolidated financial statements.  Subsequent to the initial public offering and private placement, we evaluated our relationship with Oceanaut and determined that Oceanaut is not required to be consolidated in our financial statements pursuant to FIN 46R because Oceanaut did not meet the criteria for a variable interest entity.  As such, subsequent to March 6, 2007, Oceanaut is accounted for under the equity method of accounting on the basis of our ability to influence Oceanaut's operating and financial decisions.

On February 18, 2009, the board of directors of Oceanaut determined that Oceanaut would not consummate a business combination by the March 6, 2009 deadline provided for in its charter and that it would be advisable that Oceanaut be dissolved. The above plan of liquidation was approved by Oceanaut's shareholders at a special meeting held on April 6, 2009, and, as a result, on April 15, 2009, we received $5.2 million, representing approximately $8.26 per share of Oceanaut common stock included in 625,000 of the 1,125,000 Oceanaut insider units that we owned.

From the completion of its initial public offering and until February 2009, Oceanaut entered into the following agreements in relation to business acquisitions which were not consummated:

Agreements for vessel acquisitions

On October 12, 2007, Oceanaut entered into definitive agreements pursuant to which it had agreed to: (i) purchase, for an aggregate purchase price of $700 million in cash, nine dry bulk vessels from third parties, (ii) issue 10,312,500 shares of its common stock, at a purchase price of $8.00 per share, in a private placement by separate companies associated with the third parties. On February 19, 2008, the above agreements were mutually terminated.

On August 20, 2008, Oceanaut entered into definitive agreements (collectively "the Definitive Agreements"), pursuant to which it had agreed to purchase, for an aggregate purchase price of $352.0 million in cash, four dry bulk carriers. The Definitive Agreements would be financed by the cash held in Oceanaut's trust account along with the proceeds from a loan facility already secured by that time subject to customary financial covenants and preferred equity that would be issued to us. Upon delivery of the vessels that would be acquired as part of the Definitive Agreements, Oceanaut would own an initial fleet of three Panamax dry bulk carriers and one Supra-Panamax dry bulk carrier. The vessels had a combined cargo-carrying capacity of 278,806 dwt and an average age of approximately four years. All the vessels would be under medium to long-term time charters, with an average term of 3.3 years, entered into with first-class customers such as Cargill, COSCO and Mitsui OSK Lines.

The purchase of the vessels was subject to the approval of Oceanaut's shareholders. In relation to the above acquisition and in the event the acquisition would not consummated by Oceanaut, we had agreed to acquire one of the vessels, the Medi Cebu, for $72.5 million, and we had advanced to the seller of the Medi Cebu an amount of $7.2 million as security for this obligation.

On October 8, 2008, Oceanaut announced that, in light of the then market conditions, the special shareholders' meeting scheduled for October 15, 2008 was cancelled. Oceanaut would advise its shareholders of the new meeting date if and when it would be rescheduled, while Oceanaut was discussing whether the terms of each of the four Definitive Agreements, dated August 20, 2008, as amended on September 5, 2008, for the purchase of dry bulk carrier vessels would be extended or restructured.

In December 2008, our board of directors approved the restructuring of our agreement discussed above with the sellers whereby, in lieu of our absolute obligation to purchase the Medi Cebu, the sellers would instead grant us the option, expiring on December 31, 2009, to acquire the Medi Cebu for $25.7 million and, in exchange, we would issue 1,100,000 shares of our Class common stock to the sellers. In addition, the restructuring provided for the retention by the sellers of the $7.2 million security deposit.

Agreements entered in contemplation of the vessels acquisition

In connection with the acquisition contemplated by the August 20, 2008 agreement, we entered into the following agreements that were conditional on such transaction being approved by Oceanaut stockholders and being consummated.

(a)
Right of first refusal and corporate opportunity agreement providing that, commencing on the date of consummation of the transaction and extending until the fifth anniversary of the date of such agreement, we would provide Oceanaut with a right of first refusal on any of the  acquisition, operation, chartering-in, sale or disposition of any dry bulk carrier that would be subject to a time or bareboat charter-out having a remaining duration, excluding any extension options, of at least four years.

(b)
Subordination Agreement pursuant to which we and our current directors and officers had agreed that 5,578,125 of their shares of common stock acquired prior to Oceanaut's initial public offering would become subordinated shares after the initial closing of the vessels acquisition.

(c)
Series A preferred stock financing pursuant to which Oceanaut agreed to sell up to $62.0 million in shares of its series A preferred stock to us, of which $15.0 million would be used to finance a portion of the aggregate purchase price of the vessels and up to $47.0 million of which would be used to fund the balance of the aggregate purchase price of the vessels, to the extent that funds in the trust account would be used to pay public shareholders that exercised their conversion rights.

(d)	Commercial Management Agreement under the terms of which we would provide commercial management services to the Oceanaut's subsidiaries.

(e)
Technical Management Agreement under the terms of which Maryville would perform certain duties that would include general administrative and support services necessary for the operation and employment of all vessels to be owned by all of Oceanaut's subsidiaries.

Our Fleet

The following is a list of the operating vessels in our fleet as of April 27, 2009, all of which are drybulk carriers:

Vessel Name	DWT	Year Built	Type

Sandra	180,000	2008	Capesize
Lowlands Beilun	170,162	1999	Capesize
Iron Miner	177,000	2007	Capesize
Kirmar	165,500	2001	Capesize
Iron Beauty	165,500	2001	Capesize
Iron Manolis	82,300	2007	Kamsarmax
Iron Brooke	82,300	2007	Kamsarmax
Iron Lindrew	82,300	2007	Kamsarmax
Coal Hunter	82,300	2006	Kamsarmax
Pascha	82,300	2006	Kamsarmax
Coal Gypsy	82,300	2006	Kamsarmax
Iron Anne	82,000	2006	Kamsarmax
Iron Vassilis	82,000	2006	Kamsarmax
Iron Bill	82,000	2006	Kamsarmax
Santa Barbara	82,266	2006	Kamsarmax
Ore Hansa	82,229	2006	Kamsarmax
Iron Kalypso	82,204	2006	Kamsarmax
Iron Fuzeyya	82,229	2006	Kamsarmax
Iron Bradyn	82,769	2005	Kamsarmax
Grain Harvester	76,417	2004	Panamax
Grain Express	76,466	2004	Panamax
Iron Knight	76,429	2004	Panamax
Coal Pride	72,600	1999	Panamax
Iron Man (1)	72,861	1997	Panamax
Coal Age (1)	72,861	1997	Panamax
Fearless I (1)	73,427	1997	Panamax
Barbara (1)	73,390	1997	Panamax
Linda Leah (1)	73,390	1997	Panamax
King Coal (1)	72,873	1997	Panamax
Coal Glory (1)	73,670	1995	Panamax
Isminaki	74,577	1998	Panamax
Angela Star	73,798	1998	Panamax
Elinakos	73,751	1997	Panamax
Rodon	73,670	1993	Panamax
Happy Day	71,694	1997	Panamax
Birthday	71,504	1993	Panamax
Renuar	70,128	1993	Panamax
Powerful	70,083	1994	Panamax
Fortezza	69,634	1993	Panamax
First Endeavour	69,111	1994	Panamax
July M	55,567	2005	Supramax
Mairouli	53,206	2005	Supramax
Emerald	45,588	1998	Handymax
Marybell	42,552	1987	Handymax
Attractive	41,524	1985	Handymax
Lady	41,090	1985	Handymax
Princess I	38,858	1994	Handymax
Total	3,860,372

(1)  Indicates a vessel sold by Quintana to a third party in July 2007 and subsequently leased back to Quintana under a bareboat charter.

In addition to the above fleet, upon acquisition of Quintana on April 15, 2008, the Company assumed the following newbuidling contracts for seven Capesize vessels:

Vessel	DWT	Estimated Delivery	Ownership
Christine	180,000	March 10	42.8%
Hope	181,000	November 10	50.0%
Lillie	181,000	December 10	50.0%
Fritz (A)	180,000	May10	50.0%
Benthe (A)	180,000	June 10	50.0%
Gayle Frances (A)	180,000	July 10	50.0%
Iron Lena (A)	180,000	August 10	50.0%
Total	1,262,000

(A)  No refund guarantees have yet to be received for the newbuilding contracts owned by these subsidiaries. These vessels may be delayed in delivery or may never be delivered at all.

Based on a Memorandum of Agreement dated February 20, 2009, the vessel Swift was sold for net proceeds of approximately $3.7 million. As of December 31, 2008, the vessel's value was impaired and written down to its fair value which approximated its sale proceeds. The vessel was delivered to her new owners on March 16, 2009.

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

A. Operating Results

Factors Affecting Our Results of Operations

Voyage revenues from vessels

Gross revenues from vessels consist primarily of (i) hire earned under time charter contracts, where charterers pay a fixed daily hire or (ii) amounts earned under voyage charter contracts, where charterers pay a fixed amount per ton of cargo carried. Gross revenues are also affected by the proportion between voyage and time charters, since revenues from voyage charters are generally higher than equivalent time charter hire revenues, as they are of a shorter duration and cover all costs relating to a given voyage, including port expenses, canal dues and fuel (bunker) costs. Accordingly, year-to-year comparisons of gross revenues are not necessarily indicative of the fleet's performance. The time charter equivalent per vessel, or TCE, which is defined as gross revenue per day less commissions and voyage costs, provides a more accurate measure for comparison.

Subsequent to December 31, 2008, the Company reached an agreement (effective as of January 26th, 2009) with the charterers of the Kirmar, reducing the daily hire from $105,000 per day gross to $49,000 per day net, while at the same time, extending the duration of the charter by 24 months.  Additionally, the Company, during the full revised charter party period, as part of a profit sharing agreement, is entitled to receive all daily hire proceeds in excess of $59,000 net.  Lastly, the Company has received a sum of $15.0 million, serving as security for the performance of the amended terms of the charter party, which will be amortized to income over the charter period.

In addition, on April 16, 2009 the vessel Sandra terminated her existing time charter by receiving an amount of approximately $2.0 million as compensation for the early termination and entered into a new one at a daily rate of $32,000 expiring in October 2010. A second charter on the vessel has been fixed upon completion of her current charter at a rate of $25,000 through May 2016.

Please refer to the "Risk Factors" section for a detailed discussion on risks associated with decreases in the charter rates.

Voyage expenses and commissions to a related party

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

Depreciation

Vessel acquisition cost and subsequent improvements are depreciated on a straight-line basis over the remaining useful life of each vessel, estimated to be 28 years from the date of construction. In computing vessel depreciation, the estimated salvage value is also taken into consideration. Effective October 1, 2008 and following management's reassessment of the residual value of the vessels, the estimated salvage value per light weight ton (LWT) was increased to $200 from $120. Management estimate was based on the average demolition prices prevailed in the market during the last five years for which historical data were available. The effect of this change in accounting estimate, which did not require retrospective application as per SFAS No. 154 "Accounting Changes and Error Corrections," was to decrease net loss for the year ended December 31, 2008 by $0.5 million or $0.01 per weighted average number of share, both basic and diluted. The expected impact on our future results of operations and financial condition from the changes in such accounting estimate is approximately $38.5 million.

Depreciation of office, furniture and equipment is calculated on a straight line basis over the estimated useful life of the specific asset placed in service, which ranges from three to nine years.

Amortization of dry-docking and special survey costs

As of December 31, 2005, dry-docking and special survey costs were deferred and amortized on a straight-line basis over a period of 2.5 years and five years, respectively which approximated the next dry-docking and special survey due dates. Following management's reassessment of the service lives of these costs during 2006, the amortization period of the deferred special survey costs was changed from five years to the earliest between the date of the next dry-docking and 2.5 years for all surveys. The effect of this change in accounting estimate, which did not require retrospective application as per SFAS 154 "Accounting Changes and Error Corrections," was to decrease net income and basic and diluted earnings per share for the year ended December 31, 2006 by $0.6 million or $0.03 per share, respectively.

Results of Operations

Fiscal Year ended December 31, 2008 Compared to Fiscal Year ended December 31, 2007

Voyage revenues from vessels

Voyage revenues increased by $284.5 million, or 161.0%, to $461.2 million in the year ended December 31, 2008, compared to $176.7 million for the year ended December 31, 2007.  The increase is attributable to the increased hire rates earned over the year and the increase in the average number of vessels operated from 16.5 during the year ended December 31, 2007 to 38.6 during the year ended December 31, 2008. Time charter equivalent per ship per day for the year ended December 31, 2008 amounted to $31,291 compared to time charter equivalent per ship per day of $28,942 for the year ended December 31, 2007.

Time charter amortization

Time charter amortization, which relates to the amortization of unfavorable time charters that were fair valued upon the acquisition of Quintana Maritime Ltd., amounted to $234.0 million for the year ended December 31, 2008. There was no such amortization recorded in the corresponding period in 2007.

Voyage expenses and commissions to a related party

Voyage expenses increased by $17.0 million, or 153.2%, to $28.1 million for the year ended December 31, 2008, compared to $11.1 million for the year ended December 31, 2007.  The increase was driven by higher commissions due to increased voyage revenues which also account for the increase by $1.4 million, or 63.6%, in Commissions to a related party for the year ended December 31, 2008 as compared with the respective period in 2007.

Charter hire expense

Charter hire expense amounted to $23.4 million representing bareboat hire for the bareboat vessels.  No charter hire expense existed in the year ended December 31, 2007.

Charter hire amortization

Charter hire amortization of $28.4 million relates to the favorable bareboat charters that were fair valued upon the acquisition of Quintana Maritime Ltd. There was no such charter hire amortization in the corresponding period in 2007.

Vessel operating expenses

Vessel operating expenses increased by $36.1 million, or 107.4%, to $69.7 million in the year ended December 31, 2008 compared to $33.6 million for the year ended December 31, 2007. The increase is mainly attributable to the increase in the number of vessels operated from an average of 16.5 vessels for the year ended December 31, 2007 to 38.6 vessels for the year ended December 31, 2008.

 Daily vessel operating expenses per vessel decreased by $668 or 11.9%, to $4,930 for 2008, compared to $5,598 for 2007. This decrease was mainly attributed to the economies of scale from our merging with Quintana, which reduced the average age of the combined fleet and the application of joint fleet management processes that resulted in significant savings.

Depreciation

Depreciation expense, which includes depreciation of vessels and depreciation of office furniture and equipment increased by $70.9 million, or 254.1%, to $98.8 million for the year ended December 31, 2008, compared to $27.9 million for the year ended December 31, 2007. The increase is mainly attributable to the increase in the number of vessels operated from an average of 16.5 vessels for the year ended December 31, 2007 to 38.6 vessels for the year ended December 31, 2008.

Vessel impairment loss

Vessel impairment loss amounted to $2.4 million and relates to the loss determined on vessel Swift following our impairment analysis at December 31, 2008. No impairment loss was recognized in the year ended December 31, 2007.

Amortization of dry-docking and special survey costs

Amortization of deferred drydocking and special survey costs increased by $3.5million, or 89.7%, to $7.4 million for the year ended December 31, 2008 compared to $3.9 million for the respective period in 2007. The increase is attributable to the increase in the completed drydockings or special surveys in the year ended December 31, 2007 or early within 2008, the amortization of which was accounted for the entire year ended December 31, 2008 as compared to the respective costs in the corresponding period in 2007.

General and Administrative Expenses

General and administrative expenses increased by $20.3 million, or 161.1%, to $32.9 million for the year ended December 31, 2008 compared to $12.6 million for the year ended December 31, 2007. Our general and administrative expenses include salaries and other related costs of the executive officers and other employees, office rent, legal and auditing costs, regulatory compliance costs and other miscellaneous office expenses. The general and administrative costs were higher during the year ended December 31, 2008 compared to the respective year in 2007 due to the increase in our shore-based personnel following the acquisition of Quintana Maritime Ltd. and the increased costs of operating a larger fleet. Stock-based compensation for the year ended December 31, 2008 was $8.6 million as compared to $0.8 million for the corresponding year in 2007. As at December 31, 2008, the total unrecognized cost related to the above awards was $25.6 million which will be recognized through December 31, 2012. Out of this amount, $14.7 million was forfeited subsequently to December 31, 2008.

In addition, since the majority of such expenses are paid in Euro, the significant increase in the average exchange rate between USD and Euro for the year ended December 31, 2008 compared to the year ended December 31, 2007 also contributed to the increase in our general and administrative expenses.

Write-down of Goodwill

During the year ended December 31, 2008, we recognized an impairment of $335.4 million to write-off the goodwill that resulted from Quintana's acquisition. See "Critical Accounting Policies" below for further details.

Loss from vessel purchase cancellation

Loss from vessel purchase cancellation amounted to approximately $15.6 million and represents the costs to terminate the agreement for the acquisition of the Medi Cebu, entered into in connection with a proposed transaction by Oceanaut. No contracts to purchase vessels were cancelled in the year ended December 31, 2007.

Interest and finance costs, net

Interest and finance costs, net, which include interest and finance costs and interest income, increased by $42.5 million, or 598.6%, to $49.6 million in the year ended December 31, 2008 compared to $7.1 million for the respective year in 2007. The increase is primarily attributable to increased interest costs due to the increase in the average outstanding debt balances during the year ended December 31, 2008 following the loan obtained to partly finance the acquisition of Quintana.

Interest rate swap losses

Interest rate swap losses increased by $35.5 million to $35.9 million in the year ended December 31, 2008 as compared to $0.4 million in the year ended December 31, 2007. Realized interest rate swap losses for the year ended December 31, 2008 increased by $10.4 million to $10.1 million as compared to realized interest rate swap gains of $0.3 in the year ended December 31, 2007. In addition, included in interest rate swaps losses for the years ended December 31, 2007 and 2008 are unrealized losses of $0.7 million and $25.8 million, respectively attributable to the mark- to- market valuation of interest rate swaps that do not qualify for hedge accounting.

Other net

Other net amounted to an income of $1.6 million for the year ended December 31, 2008 compared to a loss of $0.1 million in the respective period in 2007.

U.S. source income taxes

U.S. source income taxes amounted to $0.5 million and $0.8 million for the years ended December 31, 2007 and 2008, respectively.

Minority Interest

Minority interest in the year ended December 31, 2008 represents the joint ventures partners' share of the net income of the joint ventures. Minority interest in the year ended December 31, 2007 represents the 25% share held by certain of the Company's officers and directors in Oceanaut's results prior to its initial public offering on March 6, 2007.

Income from investment

Income from investment relates to our share (18.9%)  of the earnings of Oceanaut. During the years ended December 31, 2007 and 2008, income from this investment amounted to $0.9 million and $0.5 million, respectively.

Loss in value of investment

Loss in value of investment amounted to approximately $11.0 million and represents the unrecoverable amount of our investment in Oceanaut on the basis of its liquidation. No such loss existed in the year ended December 31, 2007.

Fiscal Year ended December 31, 2007 Compared to Fiscal Year ended December 31, 2006

Voyage revenues from vessels

Voyage revenues increased by $53.2 million or 43.1%, to $176.7 million for the year ended December 31, 2007 compared to $123.5 million for the same period in 2006. This increase was primarily due to the increase in the time charter equivalent earned per ship per day during 2007 of $28,942 compared to $19,195 during 2006.

Voyage expenses and commissions to a related party

Voyage expenses and commissions to a related party increased by $3.7 million, or 38.5%, to $13.3 million for 2007, compared to $9.6 million for 2006. The increase is driven by higher commission costs which increased by 43.5% to $12.2 million in 2007 from $8.5 million in 2006.

Vessel operating expenses

Vessel operating expenses increased by $3.2 million, or 10.5%, to $33.6 million for 2007 compared to $30.4 million for 2006. Daily vessel operating expenses per vessel increased by $697 or 14.2%, to $5,598 for 2007, compared to $4,901 for 2006. This increase is primarily due to increased maintenance costs as well as increased crew costs due to the annual pay increases.

Depreciation

Depreciation, which includes depreciation of vessels and depreciation of office furniture and equipment decreased by $0.6 million, or 2.1% to $27.9 million for 2007 compared to $28.5 million for 2006. The decrease is mainly attributable to the decrease in the number of vessels operated from an average of 17.0 vessels for the year ended December 31, 2006 to 16.5 vessels for the year ended December 31, 2007.

Amortization of dry-docking and special survey costs

Amortization of deferred drydocking and special survey costs increased by $2.4 million, or 160.0%, to $3.9 million for the year ended December 31, 2007 compared to $1.5 million for the respective period in 2006. This increase is primarily due to increased amortization charges of $2.3 million mainly due to the change in accounting estimate relating to the amortization of special survey costs that is discussed below under "Critical Accounting Policies."

General and administrative expenses

General and administrative expenses, increased by $2.8 million, or 28.6%, to $12.6 million for 2007 compared to $9.8 million for 2006. Our general and administrative expenses include salaries and other related costs of the executive officers and other employees, office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, stock based compensation costs and corporate overheads. The general and administrative costs were higher during 2007 compared to 2006 primarily due to the increase in the overall level of salaries and bonuses paid in 2007. In 2007, general and administrative expenses represented approximately 7.1% of revenues for the year compared to 7.9% of revenues in 2006. The percentage reduction is principally due to the higher revenues generated by the fleet in 2007.

Gain on sale of vessels

In 2007, one vessel was sold resulting in a gain of approximately $6.2 million. No vessels were sold during 2006.

Interest and finance costs, net

Interest and finance costs, net, which include interest and finance costs and interest income, decreased by $4.7 million to $7.1 million for the year ended December 31, 2007 compared to $11.8 million for the year ended December 31, 2006. The decrease is mainly due to interest income of $7.5 million in 2007 compared with $4.1 million in 2006, repayment of loans within the year and the competitive interest rate of 1.875% of our $150.0 million Convertible Senior Notes offered in October 2007.

Interest rate swap losses

Interest rate swap losses decreased by $0.4 million to $0.4 million in the year ended December 31, 2007 as compared to $0.8 million in the year ended December 31, 2006. Realized interest rate swap gains, included in the above amounts, for the years ended December 31, 2006 and 2007 amounted to $0.1 million and $0.3 million, respectively. In addition, included in interest rate swaps losses for the years ended December 31, 2006 and 2007 are unrealized losses of $0.8 million and $0.7 million, respectively attributable to the mark- to- market valuation of interest rate swaps that do not qualify for hedge accounting.

U.S. source income taxes

U.S source income taxes amounted to $0.5 million for 2007 compared to $0.4 million in 2006.

Income from investments

Income from investments of $0.9 million relates to our share of the earnings of Oceanaut after March 7, 2007 when Oceanaut completed its initial public offering discussed under "Item 4 – Information on the Company – Organizational Structure". There was no income from investments during the year ended December 31, 2006.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included under "Item 18. Financial Statements".

Vessels' Depreciation

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. Depreciation begins when the vessel is ready for its intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value (vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. We estimate the useful life of our vessels to be 28 years from the date of initial delivery from the shipyard and the residual value of our vessels to be $120 per lightweight ton. A decrease in the useful life of a dry bulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. Effective October 1, 2008 and following management's reassessment of the residual value of the vessels, the estimated salvage value per light weight ton (LWT) was increased to $200 from $120. Management estimate was based on the average demolition prices prevailed in the market during the last five years for which historical data were available. The effect of this change in accounting estimate, which did not require retrospective application as per SFAS No. 154 "Accounting Changes and Error Corrections," was to decrease net loss for the year ended December 31, 2008 by $0.5 million or $0.01 per weighted average number of share, both basic and diluted. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

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

The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since mid-August 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates, conditions that we consider indicators of potential impairment.

We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten year historical average) over the remaining estimated life of the vessel, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses, assuming an average annual inflation rate of 3.5%. If our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value plus any unamortized drydocking and special survey costs, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value.

In developing estimates of future cash flows, the Company must make assumptions about future charter rates, ship operating expenses, vessels' residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. Our impairment analysis as of December 31, 2008 indicated that the undiscounted projected net operating cash flows of vessel Swift were below the vessel's carrying value and an impairment loss of $2.4 million was recognized (see Note 2(m) to our consolidated financial statements).

Accounting for Dry-docking and Special Survey Costs

Our vessels are required to pass drydock and special survey periodically for major repairs and maintenance that cannot be performed while the vessels are operating. As of December 31, 2005, dry-docking and special survey costs were deferred and amortized on a straight-line basis over a period of 2.5 years and 5 years, respectively which approximated the next dry-docking and special survey due dates. Within 2006 and following management's reassessment of the service lives of these costs, the amortization period of the deferred special survey costs was changed from 5 years to the earliest between the date of the next dry-docking and 2.5 years for all surveys. The effect of this change in accounting estimate, which did not require retrospective application as per SFAS 154 "Accounting Changes and Error Corrections", was to decrease net income and basic and diluted earnings per share for the year ended December 31, 2006 by $655,000, or $0.03 per share, respectively. Unamortized dry-docking and special survey costs of vessels that are sold are written-off and included in the calculation of the resulting gain or loss on vessel disposal in the period the sale is concluded. Costs capitalized as part of the drydocking and special survey include actual costs incurred at the yard and parts used in the drydocking. We believe that these criteria are consistent with industry practice.

Effective January 1, 2009, we changed the method of accounting for dry-docking and special survey costs from the deferral method to the direct expense method under which related costs are expensed as incurred. We consider this as a preferable method since it eliminates the subjectivity and significant amount of time that is needed in determining which costs related to dry-docking and special survey activities should be deferred and amortized over a future period. See "Recent Developments-Change in Accounting Policy" below.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired. In accordance with the Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), we perform a goodwill impairment analysis using the two-step method on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverability of goodwill is measured at the Company's level representing the reporting unit by comparing the Company's carrying amount, including goodwill, to the fair market value of the Company. The first step of the goodwill impairment test (Step One) is to identify potential impairment. If the fair value of a reporting unit exceeds its carrying amount, no impairment of the goodwill of the reporting unit is indicated and the second step of the impairment test is unnecessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test (Step Two) is performed to measure the amount of impairment loss, if any.

We performed the annual testing for impairment of goodwill as of September 30, 2008 and determined that no indication of goodwill impairment existed as of that date.  SFAS 142 requires goodwill of a reporting unit to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  In this respect, during the fourth quarter of 2008, we concluded that sufficient indicators existed requiring to perform another goodwill impairment analysis as of December 31, 2008. We made this determination based upon a combination of factors, including the significant and sustained decline in our market capitalization below the book value, the current market turmoil, the deteriorating charter rates during the fourth quarter of 2008 and illiquidity in the overall credit markets.

In estimating the fair value, we used the income approach which estimates fair value based upon future revenue, expenses and cash flows discounted to their present value using our weighted average cost of capital. The estimated future cash flows projected can vary within a range of outcomes depending on the assumptions and estimates used. The estimates and judgments that most significantly affect the fair value calculation are assumptions related to revenues, expenses, and capital expenditures, adjusted for current economic conditions and expectations.  Our assumptions also included a discount rate representing our weighted average cost of capital and a terminal growth rate of 3.5%.  Based on the analysis performed, we concluded that the carrying value of goodwill was above its implied fair value as of December 31, 2008 and an impairment loss of $335.4 million was recognized as of December 31, 2008.

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the amount of expected future cash flows. We value any asset or liability arising from the market value of the time charters assumed when an acquired vessel is delivered to us. Where we have assumed an existing charter obligation or enter into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are less than market charter rates, we record a deferred liability based on the difference between the assumed charter rate and the market charter rate for an equivalent vessel. Conversely, where we assume an existing charter obligation or enter into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are above market charter rates, we record a deferred asset, based on the difference between the market charter rate and the contracted charter rate for an equivalent vessel. This determination is made at the time the vessel is delivered to us, and such assets and liabilities are amortized to revenue over the remaining period of the charter. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations. In the event that the market charter rates relating to the acquired vessels are lower than the contracted charter rates at the time of their respective deliveries to us, our net earnings for the remainder of the terms of the charters may be adversely affected although our cash flows will not be so affected. Although management believes that the assumptions used to evaluate the present and fair values discussed above are reasonable and appropriate, such assumptions are highly subjective.

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

Derivatives

We are exposed to the impact of interest rate changes. Our objective is to manage the impact of interest rate changes on earnings and cash flows of our borrowings. We use interest rate swaps to manage net exposure to interest rate changes related to our borrowings and to lower our overall borrowing costs. Such swap agreements, designated as "economic hedges" are recorded at fair value in accordance with the provisions of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" (as amended) which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met. None of our outstanding derivative contracts meet hedge accounting criteria and the change in their fair value is recognized through earnings.

Convertible Senior Notes

In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", EITF Issue No. 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company's Own Stock" and EITF Issue No. 01-6 "The Meaning of Indexed to a Company's Own Stock", we evaluated the embedded conversion option of our 1.875% Convertible Senior Notes Due 2027, or the Notes, and concluded that the embedded conversion option contained within the Notes should not be accounted for separately because the conversion option is indexed to its common stock and would be classified within stockholders' equity, if issued on a standalone basis. In addition, we evaluated the terms of the Notes for a beneficial conversion feature in accordance with EITF No. 98-5 "Accounting for Convertible Securities with Beneficial Conversion or Contingently Adjustable Conversion Ratios" and EITF No. 00-27, "Application of Issue 98-5 to Certain Convertible Instruments" and concluded that there was no beneficial conversion feature at the commitment date based on the conversion rate of the Notes relative to the commitment date stock price. We will continue to evaluate potential future beneficial conversion charges based upon potential future triggering conversion events.

In May 2008, the FASB issued FSP No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) ("FSP APB 14-1"), which requires the issuer of certain convertible debt instruments to separately account for the liability and equity components of the instrument and reflect interest expense at the entity's market rate of borrowing for non-convertible debt instruments. FSP APB 14-1 requires retrospective restatement of all periods presented with the cumulative effect of the change in accounting principle on prior periods being recognized as of the beginning of the first period presented. The adoption of FSP APB 14-1 will have an effect on the accounting, both retrospectively and prospectively, for the Notes. Aside from a reduction of debt balances and an increase to shareholders' equity by $48.8 million and $43.5 million on the 2007 and 2008 consolidated balance sheets, the Company expects the retrospective application of FSP APB 14-1 to result in a non-cash increase to its annual historical interest expense, net of amounts capitalized, of approximately $1.1 million and $5.6 million for 2007 and 2008, respectively. Additionally, the Company expects that the adoption will result in a non-cash increase to its projected annual interest expense, net of amounts expected to be capitalized, of approximately $6.2 million, $6.7 million and $7.4 million for each of the three years ending December 31, 2011.

Recent Developments

Change in Accounting policy

Effective January 1, 2009, we changed the method of accounting for dry-docking and special survey costs from the deferral method to the direct expense method under which related costs are expensed as incurred. We consider this as a preferable method since it eliminates the subjectivity and significant amount of time that is needed in determining which costs related to dry-docking and special survey activities should be deferred and amortized over a future period.  The change was effected in accordance with FASB Statement No. 154 "Accounting Changes and Error Corrections", which requires that a change in accounting policy should be retrospectively applied to all prior periods presented, unless it is impractical to determine the prior period impacts. Accordingly, all reported financial information prior to such change will be adjusted to account for this change in the method of accounting for dry-docking and special survey costs in any future filing. The table below summarizes the effect of the change in our earnings per share in the years ended December 31, 2006, 2007 and 2008:

	As of December 31
	2006			2007			2008
	As originally reported under deferral method	As adjusted under direct expense method	Effect of change	As originally reported under deferral method	As adjusted under direct expense method	Effect of change	As originally reported under deferral method	As adjusted under direct expense method	Effect of change
Earnings (losses) per common share, basic	$1.56	$1.42	$(0.14)	$4.26	$4.15	$(0.11)	$(1.23)	$(1.38)	$(0.15)
Earnings (losses) per common share, diluted	$1.56	$1.42	$(0.14)	$4.25	$4.15	$(0.10)	$(1.23)	$(1.38)	$(0.15)

Sale of vessel

Based on a Memorandum of Agreement dated February 20, 2009, the vessel Swift was sold for net proceeds of approximately $3.7 million. As of December 31, 2008, the vessel's value was impaired and written down to her fair value which approximated her sale proceeds. The vessel was delivered to her new owners on March 16, 2009.

Resignation of the CEO

As of February 23, 2009, our CEO, Stamatis Molaris, resigned from his positions as CEO, President and Director of the Company's Board of Directors.

Loans amendments

On March 31, 2009 the Company amended its senior secured credit agreement, which we refer to as the Nordea credit facility, with Nordea Bank, acting as administrative agent for secured parties comprising itself and certain other lenders, and its senior secured credit agreement with Credit Suisse, which we refer to as the Credit Suisse credit facility, and modified certain of the loan terms in order to comply with the financial covenants related to its vessels' market values following the significant decline prevailed in the market. In particular, the amended terms of each of the credit facilities which are valid until January 2011 contain financial covenants requiring the Company to maintain minimum liquidity of $25.0 million, maintain a leverage ratio based on book values of not greater than 70%, maintain a net worth of not less than $750.0 million, maintain a ratio of EBITDA to gross interest of not less than 1.75:1.0 and maintain an aggregate fair market value of vessels serving as collateral for each of the loans at all times of not less than 65% of the outstanding principal amount of the respective loan. Additionally, under the terms of the amended Nordea credit facility, the Company will also defer principal debt repayments of $150.5 million originally scheduled for 2009 and 2010 to the balloon payment at the end of the facility's term in 2016. During the waiver and deferral periods, the applicable credit facility margins will increase to 2.5% and 2.25%, for the Nordea credit facility and the Credit Suisse credit facility, respectively.

Equity Infusion

As part of the loan amendments discussed above, entities affiliated with the family of our Chairman of the Board of Directors have injected $45.0 million in the Company, which was applied against the balloon payment of the Nordea credit facility. In exchange for their contribution, the entities received an aggregate of 25,714,286 Class A shares and 5,500,000 warrants, with an exercise price of $3.50 per warrant. The shares, the warrants and the shares issuable on exercise of the warrants will be subject to 12–month lock-ups from March 31, 2009. The Company has the option to defer, again to the balloon payment in 2016, additional principal debt repayments in an amount of up to 100% of the equity contributed, meaning the $45.0 million already received as well as any other equity infusion by the above-mentioned entities during 2009 and 2010.

B. Liquidity and Capital Resources

We operate in a capital-intensive industry, which requires extensive investment in revenue-producing assets. We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term bank debt. Our principal use of funds has been capital expenditures to grow our fleet, maintain the quality of our dry bulk vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends.

Our liquidity requirements relate to servicing our debt, funding investments in vessels, funding working capital and maintaining cash reserves. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to a deficit of $187.9 million at December 31, 2008 compared to working capital of $196.7 million at December 31, 2007. This was primarily due to the increase in current portion of long-term debt derived from the loan agreement concluded in relation to the acquisition of Quintana in April 2008 and as amended in March 2009. Included in current portion of long-term debt is also an amount of $45.0 million which was repaid in April 2009 in relation to the Nordea credit facility as part of the loan amendment. See "Item 5 – Operating and Financial Review and Prospects – Recent Developments". Included in the current portion of long-term debt is also the outstanding balance of Christine Shipco LLC, one of our joint ventures, amounting to $11.9 million, as a result of the non-compliance with the additional security clause of the secured loan agreement due to the decrease in the contract's fair market value (see Note 9 to our consolidated financial statements). As of December 31, 2008 we have unused credit facilities under the respective secured loan agreement of Christine amounting to $10.1 million for the construction of a new building vessel. However, given the incompliance with the additional security clause and the possible further deterioration in vessel's market values, there is uncertainty that the remaining commitment may be available to us for withdrawal.

For a discussion of our derivative contracts, refer to Item 10C. "Material contracts".

Because of the recent global economic downturn that has affected the international dry bulk industry we may not be able to obtain bank financing or equity funds in order to finance our liquidity requirements. In order to increase our liquidity, we periodically evaluate transactions that may result in the sale of our older vessels.

In February 2009, our Board of Directors suspended the payment of dividends, so as to retain cash from operations and use it either to fund our operations or vessel acquisitions or service our debt, depending on market conditions and opportunities. We believe that this suspension will enhance our future flexibility by permitting cash flow that would have been devoted to dividends to be used for opportunities that may arise in the current marketplace. For legal and economic restrictions on the ability of the Company's subsidiaries to transfer funds to the company in the form of dividends, loans, or advances and the impact of such restrictions, see "Risk Factors–We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations" above.

Cash Flows

Our cash and cash equivalents decreased to $109.8 million as of December 31, 2008 compared to $243.7 million as of December 31, 2007. The decrease was primarily due to the Company's increased investing activities during the year ended December 31, 2008. Net cash used in investing activities during the year amounted to $785.3 million (out of which $692.4 million related to the acquisition of Quintana and $84.9 million related to advances for vessels under construction), which were partly financed by net cash of $263.9 million provided by operating activities and $387.5 million of net cash provided by financing activities.

Operating Activities

The net cash from operating activities increased by $155.2 million to $263.9 million during the year ended December 31, 2008, compared to net cash from operating activities of $108.7 million during the same period of 2007. This increase in net cash from operating activities is primarily attributable to an increase in voyage revenues driven by an increase in hire rates earned under our time charter and spot charter contracts.

Investing Activities

Net cash used in investing activities was $785.3 million during the year ended December 31, 2008, which is mainly a result of (i) $692.4 million, representing the cash consideration paid for the acquisition of Quintana, net of cash acquired (ii) $84.9 million, representing installments paid to shipyards for our new-building vessels and (iii) $7.3 million advance payment for vessel Medi Cebu. Net cash used in investing activities during the year ended December 31, 2007 amounted to $123.6 million and consisted mainly of  (i) $11.0 million, representing cash paid in connection with the acquisition by the Company of 1,125,000 units at $8.00 per unit price and 2,000,000 warrants at $1.00 per warrant of Oceanaut in a private placement consummated prior to the closing of Oceanaut's initial public offering, (ii) the sale proceeds of $15.7 million of vessel Goldmar and (iii) 126.1 million relating to the acquisition of two supramax vessels, the July M and the Mairouli.

Financing Activities

Net cash from financing activities was $387.5 million for the year ended December 31, 2008, which is mainly attributed to $1.4 billion of new loan proceeds partly offset by $944.9 million of loan repayments and principal payments accompanied by the payment of related financing costs of $15.3 million, mainly in connection with our acquisition of Quintana. In addition during the year ended December 31, 2008, we paid $48.5 million of dividends.

Net cash from financing activities of $172.3 million for the year ended December 31, 2007 resulted from $225.6 million of new loan proceeds as a result of our issuance of $150.0 million convertible senior notes and a drawdown of $75.6 million under our new loan agreement in order to partly finance the acquisition cost of two supramax vessels July M and Mairouli, partly offset by $35.9 million of loan payments and the payment of financing fees of $7.6 million. In addition during the year ended December 31, 2007, we paid dividends of $11.9 million and collected $2.0 million from a related party as payment for stock issued to them during the year.

Summary of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2008 (in millions):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term obligations (1)	1,539.5	223.9	181.3	208.4	925.9
Interest expense (2)	328.8	77.8	102.9	75.5	72.6
Operating lease obligations (Bareboat charters) (3)	213.0	32.8	65.6	65.7	48.9
Vessels under construction (4)	172.5	14.5	158.0	-	-
Property leases (5)	5.0	0.7	1.5	1.7	1.1
Total	2,258.8	349.7	509.3	351.3	1,048.5

(1) As of December 31, 2008, we had two term loans outstanding maturing on April 2016 and December 2022 respectively and an amount of $150.0 million of un-secured Convertible Senior Notes due 2027. The above table includes also the loans outstanding under the joint ventures' borrowing arrangements.

(2) With the exception of the Convertible Senior Notes due in 2027 which bear interest at an annual rate of 1.875%, all other debt bears interest at LIBOR plus a margin. For the calculation of the contractual interest expense obligations in the table above, for all years a LIBOR rate of  1.425% was used, based on the 3 months LIBOR as at December 31, 2008 plus the applicable margin. The interest rate of 1.875% was used for the Convertible Senior Notes due in 2027. Derivative contracts were also included in calculations. The above table does not reflect the effect of a counterparty swap option to be declared on December 31, 2010.

(3) The amount relates to the bareboat hire to be paid for seven vessels chartered-in under bareboat charter agreements expiring in July 2015.

 (4) The amount relates to the total contractual obligations for the installments due on three Capesize newbuildings owned by the joint ventures discussed in Note 1 above in which the Company participates. Of these amounts, the Company will contribute $97.1 million in the year ending December 31, 2010. The above table does not reflect the purchase price of $310.8 million ($155.4 million of which represents the Company's participation in the joint ventures) for the construction of four Capesize vessels of the joint ventures for which no refund guarantee has been provided by the shipyard and the construction of these vessels has not commenced yet. Therefore, these vessels may be delivered late or not delivered at all. Until the refund guarantee is received, no instalments will be made and therefore the commitments under the agreements have not been incorporated into the table above.

 (5) The amount relates to the rental of office premises by an unrelated party. The monthly rental payment is approximately $0.05 million and the agreement expires in February 2015.

Acquisition of Quintana Maritime Limited

On January 29, 2008, we entered into an Agreement and Plan of Merger with Quintana and Bird, our newly established direct wholly-owned subsidiary. On April 15, 2008 we completed the acquisition of 100% of the voting equity interests in Quintana and began consolidating Quintana from April 16, 2008.

C. Research and Development, Patents and Licenses, etc.

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize.  Charter hire rates paid for dry bulk carriers are primarily a function of the underlying balance between vessel supply and demand.

Since mid-August 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Although market conditions have already affected our earnings for 2008 and we expect our earnings in 2009 to decrease if such deterioration of rates continue. Although, charter rates have increased from their low levels experienced at the end of 2008 and beginning of 2009, they are well below the average daily charter rates we achieved in 2008 for those vessels and we cannot assure investors that we will be able to fix our vessels at rates similar to their current employments.

E. Off Balance Sheet Arrangements

We have not engaged in off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

See "Item 5 – Operating and Financial Review and Prospects – Summary of Contractual Obligations".

G. Safe Harbor

See Cautionary Statement Regarding Forward Looking Statements at the beginning of this annual report.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, age and position within the Company of each of its current executive officers and directors. On December 30, 2002, the shareholders voted to amend the Company's Articles of Incorporation to eliminate the classification of the Company's directors. Accordingly, all directors serve for one year terms. On September 15, 2008, the shareholders voted to increase the number of directors to nine. The following table sets forth the name, age and position of each of the current executive officers, executive and non-executive directors of the Company.

Name	Age	Position
Gabriel Panayotides	54	Chairman, President and Director
George Agadakis	56	Chief Operating Officer
Eleftherios Papatrifon	39	Chief Financial Officer
Frithjof Platou	71	Independent Non – Executive Director
Evangelos Macris	58	Independent Non – Executive Director
Apostolos Kontoyannis	60	Independent Non – Executive Director
Trevor J. Williams	66	Independent Non – Executive Director
Corbin J Robertson III	38	Non – Executive Director
Hans J Mende	65	Non – Executive Director
Paul Cornell	50	Non – Executive Director

Biographical information with respect to each of our directors and executive officers is set forth below.

Gabriel Panayotides has been the Chairman of the Board since February 1998. Mr. Panayiotides has participated in the ownership and management of ocean going vessels since 1978. He is also a member of the Greek Committee of Bureau Veritas, an international classification society. He holds a Bachelors degree from the Piraeus University of Economics. Mr. Panayotides is a member of the Board of Directors of D/S Torm. Following the resignation of Mr. Christopher I. Georgakis in February 2008, Mr. Panayotides acted as the Company's Chief Executive Officer until Mr. Stamatis Molaris was appointed in April 2008.

George Agadakis has been Chief Operating Officer since inception. He is the Shipping Director of Maryville and was General Manager of Maryville from January 1992 to January 2001. From 1983 to 1992 he served as Insurance and Claims Manager for Maryville. He has held positions as Insurance and Claims Manager and as a consultant with three other shipping companies since 1976. He holds diplomas in Shipping and Marine Insurance from the Business Centre of Athens, the London School of Foreign Trade Ltd and the London Chamber of Commerce.

Eleftherios (Lefteris) A. Papatrifon has served as our Chief Financial Officer since January 1, 2005. Mr. Papatrifon has 15 years of experience in Corporate Finance and Asset Management. From February 2002 to December 2004, Mr. Papatrifon was the head of the investment banking division at Geniki Bank of Greece, a subsidiary of Société Générale. From July 2000 to February 2002, Mr. Papatrifon was the Head of Asset Management at National Securities, S.A., in Greece. From June 1995 to September 1998, Mr. Papatrifon held various asset management positions at The Prudential Insurance Company of America. Mr. Papatrifon holds undergraduate (BBA) and graduate (MBA) degrees from Baruch College (CUNY). He is also a member of the CFA Institute and a CFA charterholder.

Frithjof Platou, a Norwegian citizen, has broad experience in shipping and project finance, ship broking, ship agency and trading and has served on the Boards of several companies in the U.K. and Norway. Since 1984, he has managed his own financial consulting and advisory company, Stoud & Co Limited, specializing in corporate and project finance for the shipping, offshore oil & gas and various other industries. He was head of the shipping and offshore departments at Den Norske Creditbank and Nordic Bank as well as at American Express Bank. Mr. Platou holds a degree in Business Administration from the University of Geneva, speaks and writes fluent Norwegian, English, French and German, has a reasonable knowledge of Spanish and a basic understanding of Japanese.

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

Trevor J. Williams served as a Director of the Company from November 1988 to April 2008. In September 2008, Mr. Williams was elected to our Board once again. Since 1985, Mr. Williams has been principally engaged as President and Director of Consolidated Services Limited, a Bermuda-based firm providing management services to the shipping industry.

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

Hans J. Mende has been a member of our Board since April 2008 and was formerly a director of Quintana. Mr. Mende also serves as Chairman of the Board of Directors of Alpha Natural Resources, Inc. and is a director of Foundation Coal Holdings, Inc., both of which are coal companies. Since 1986, when he co-founded AMCI International, Inc., or AMCI, a mining and trading company, he has served as AMCI's President and Chief Operating Officer. Prior to founding AMCI, Mr. Mende was employed by the Thyssen Group, one of the largest German multinational companies with interests in steel making and general heavy industrial production, in various senior executive positions. At the time of his departure from Thyssen Group, Mr. Mende was President of its international trading company.

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

B. Compensation

For the years ended December 31, 2007 and 2008, we paid aggregate directors fees of $0.2 million and $0.3 million, respectively. The aggregate compensation to the executive officers for the years ended December 31, 2007 and 2008 was $2.4 million and $3.3 million, respectively, inclusive of annual bonuses as approved by the Compensation Committee. We have consulting agreements with companies affiliated with certain officers and directors of our company in order to compensate them for services rendered outside Greece. The consulting agreements do not have an expiration date. We do not have a retirement plan for our executive officers or directors.

Stock Option Plan

There are no further obligations under the stock option plan.

Incentives Program

In December 2006, the Board, based on a proposal by the Compensation Committee, approved an incentives program providing for an annual bonus to the Company's executive officers and the Chairman of the Board in the form of cash, restricted stock awards and stock options. In particular, the annual bonus will amount to 2% of the Company's annual net profits and will be distributed as follows: 50% in cash, 25% in restricted stock awards vested over a period of two years, of which 50% will be vested on the first anniversary and the remaining 50% on the second anniversary of the date the stock grant was awarded and 25% in stock options granted over a period of two years, of which 50% will be exercisable on the first anniversary and the remaining 50% on the second anniversary of the date the options were granted. The stock options must be exercised within a period of two years from the date they become effective otherwise they will expire. The stock options will be priced at the closing market price on the day they are granted less 20% discount.

On January 15, 2007, the Board approved the incentives program that specified the total annual bonus for 2006 amounting to $0.7 million in cash, plus an additional 25% (approximately $0.2 million) in the form of restricted stock awards vested over a period of two years, of which 50% will vest on the first anniversary and the remaining 50% on the second anniversary.

In February and March 2008, a cash bonus of $0.9 million was granted to the Company's executive officers and the Chairman of the Board, which was accrued in our 2007 consolidated financial statements. In addition, 10,420 shares of restricted stock were granted to the Chairman of the Board. The Chairman had the option to take the shares of restricted stock in either Class A or Class B shares, and he selected the latter. On June 26, 2008, 10,420 shares of the Company's Class B common stock were issued to the Chairman.

Additionally, on May 28, 2008, 9,816 restricted shares of Class A common stock were issued to the Company's executive officers and to Mr. Georgakis, who was no longer employed by the Company as of that date.

In April 2008, the Compensation Committee proposed and agreed that 500,000 restricted shares of the Company's Class A common stock, or the April Shares, were to be granted to the Chairman of the Board of directors, in recognition of his initiatives and efforts deemed to be outstanding and crucial to the success of the Company during 2007. 50% of the shares vested on December 31, 2008 and the remaining 50% will vest on December 31, 2009, provided that Mr. Panayotides continues to serve as a director of the Company. On June 26, 2008, the April Shares were issued to the Chairman and, on the same date, 310,996 restricted shares of the Company's Class A common stock were issued in the aggregate to the Company's Chief Executive, Chief Financial and Chief Operating Officers. On November 13, 2008, 240,000 more restricted shares of the Company's Class A common stock were issued in the aggregate to the Company's Chief Operating and Chief Financial officers. On December 31, 2008, the Company issued 97,129 restricted shares of Class A common stock as compensation to certain of the Company's key employees. The Compensation Committee proposed, and the Board approved, all of the aforementioned issuances in 2008 of restricted shares to the Company's executive officers and directors.

C. Board Practices

All directors serve until the Annual General Meeting of Shareholders in 2009 and the due nomination, election and qualification of their successors.

The term of office for each director commences from the date of his election and expires on the date of the next scheduled Annual General Meeting of Shareholders.

The Board and the Company's management have engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC.

As a foreign private issuer, as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Company is permitted to follow certain corporate governance rules of its home country in lieu of the NYSE's corporate governance rules, or the NYSE Rules. The Company complies fully with the NYSE Rules, except that the Company's corporate governance practices deviate from the NYSE Rules in the following two ways:

●
The Company follows home country standards with respect to NYSE Rule 303A.01, which requires that the Board be composed of a majority of independent directors. The Board currently comprises four independent directors and five non-independent directors; and

●	The Company follows home country standards with respect to NYSE Rule 303A.08, which requires the Company to obtain prior shareholder approval to adopt or revise any equity compensation plans.

The Company has adopted a number of key documents that are the foundation of its corporate governance, including:

●	A Code of Ethics;

●	An Audit Committee Charter;

●	A Compensation Committee Charter; and

●	A Nominating and Corporate Governance Committee Charter.

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

The Board is committed to sound and effective corporate governance practices. The Board's Corporate Governance Guidelines address a number of important governance issues such as:

●	Selection and monitoring of the performance of the Company's senior management;

●	Succession planning for the Company's senior management;

●	Qualification for membership on the Board;

●	Functioning of the Board, including the requirement for meetings of the independent directors; and

●	Standards and procedures for determining the independence of directors.

The Board believes that the Corporate Governance Guidelines and other governance documents meet current requirements and reflect a very high standard of corporate governance.

Committees of the Board

The Board has established an Audit Committee, a Compensation Committee and a Nomination Committee.

Audit Committee

The members of the Audit Committee are Messrs Apostolos Kontoyannis, Frithjof Platou and Evangelos Macris, each of whom is an independent director. Mr Kontoyannis was elected Chairman of the Audit Committee following the July 29, 2005 meeting of the Board. The Audit Committee is governed by a written charter, which was reviewed and approved by the Board. The Board has determined that the members of the Audit Committee meet the applicable independence requirements of the SEC and the NYSE that all members of the Audit Committee fulfill the requirement of being financially literate and that Messrs Apostolos Kontoyanis and Frithjof Platou are audit committee financial experts as defined under current SEC and NYSE regulations.

Compensation Committee

The members of the Compensation Committee are Messrs. Frithjof Platou, Apostolos Kontoyannis, and Evangelos Macris, each of whom is an independent director. Mr Platou is Chairman of the Committee. The Compensation Committee is appointed by the Board.

Nomination and Corporate Governance Committee

The members of the Nomination Committee are Messrs Evangelos Macris, Trevor J. Williams and Apostolos Kontoyannis, each of whom is an independent director. Mr Macris is Chairman of the Committee. The Nomination Committee is appointed by the Board.

D. Employees

We currently employ approximately 1,038 seafarers on-board our vessels and 124 land-based employees in our Athens office. Our shore-based employees are covered by industry-wide collective bargaining agreements that set basic standards of employment.

E. Share Ownership

The shares of common stock beneficially owned by our directors and senior managers are disclosed in "Item 7. Major Shareholders and Related Party Transactions," below.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth, as of March 31, 2009, certain information regarding the ownership of the Company's outstanding common securities by each person known by the Company to own more than 5% of such securities and all the directors and senior management as a group.

Name of Shareholder	Number and percentage of Class A common shares owned		Number and percentage of Class B common shares owned
Argon S.A. (1)	5,032,520	(7.0%)	-
Boston Industries S.A. (2)	*		55,676	(38.2%)
Tanew Holdings Inc. (3)	15,607,143	(17.25%)	-
Lhada Holdings Inc. (4)	15,607,143	(17.25%)	-
Officers & Directors:
Gabriel Panayotides (5)	32,408,818	(34.82%)	30,800	(21.1%)
Hans J. Mende (6)	958,253	(1.33%)	-
Corbin J. Robertson	**		-
Eleftherios Papatrifon	**		-
George Agadakis	**		-
All officers & Directors	33,764,171	(36.57%)	31,425	(21.6%)

* Less than 5% .
       ** Less than 1%.

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

(3) Tanew Holdings Inc. is controlled by members of the family of Mr. Panayotides, the Company's Chairman. Mr. Panayotides disclaims beneficial ownership of such shares except with respect to his voting and dispositive interests in such shares.  Mr. Panayotides has no pecuniary in such shares.  Includes 2,750,000 shares issuable upon conversion of warrants.

(4) Lhada Holdings Inc. is controlled by members of the family of Mr. Panayotides, the Company's Chairman. Mr. Panayotides disclaims beneficial ownership of such shares except with respect to his voting and dispositive interests in such shares.  Mr. Panayotides has no pecuniary in such shares. Includes 2,750,000 shares issuable upon conversion of warrants.

(5) Included in the Class A shares are (i) 691,204 shares owned by Excel Management Ltd., a company controlled by Mr. Panayotides, our Chairman, (ii) 15,607,143 shares owned by Tanew Holdings Inc. (including 2,750,000 shares issuable upon conversion of warrants), a company controlled by members of Mr. Panayotides' family and (iii) 15,607,143 owned by Lhada Holdings Inc. (including 2,750,000 shares issuable upon conversion of warrants),, a company controlled by members of Mr. Panayotides' family. Class B shares represent stock based awards granted to the Chairman of the Board of Directors during 2006 and 2008. Mr. Panayotides disclaims beneficial ownership of the 31,214,286 shares owned by Tanew Holdings Inc. and Lhada Holdings Inc. except with respect to his voting and dispositive interests in such shares.

(6) Includes 934,181 shares of our Class A common stock held by AMCI Acquisition II, LLC, a limited liability company indirectly controlled by Mr. Mende and 24,072 shares owned by a trust of which Mr. Mende is the sole trustee.

B. Related Party Transactions

Brokering Agreement

On March 4, 2005, we entered into a one-year brokering agreement with Excel Management. Under this brokering agreement, Excel Management will, pursuant to our instructions, act as our broker with respect to, among other matters, the employment of our vessels. For its chartering services under the brokering agreement, Excel Management will receive a commission fee equal to 1.25% of the revenues of our vessels. This agreement extends automatically for successive one-year terms at the end of its initial term. It may be terminated by either party upon twelve months prior written notice. Commissions charged by Excel Management during the years ended December 31, 2006, 2007, and 2008 amounted to approximately $1.5 million, $2.2 million, and $3.6 million, respectively. Amounts due to Excel Management at December 31, 2007 and 2008 were $0.2 million in both years.

Vessels Under Management

Our wholly-owned subsidiary Maryville provides shipping services to four related ship-owning companies at a current fixed monthly fee per vessel of $17,500. Such companies are affiliated with the Chairman of our Board, and the management fees earned from these vessels totalled $0.6 million for 2006, $0.8 million for 2007, and $0.9 million for 2008. Amounts due to these related ship-owning companies at December 31, 2007 and 2008 were $0.2 million.

Sale of Vessel

On April 27, 2007, our Board of Directors approved the sale of vessel Goldmar for $15.7 million, net of selling costs to a company affiliated with the Company's Chairman.

We entered into multiple agreements with Oceanaut in contemplation of the proposed acquisition of vessels by Oceanaut, which did not take place.  These agreements are summarized under "Item 4. Information About the Company – Organizational Structure – Oceanaut – Agreements Entered in Contemplation of the Vessel Acquisition" above.

Equity Infusion

As part of the amendments to the Nordea credit facility and the Credit Suisse credit facility, entities affiliated with the family of our Chairman of the Board of Directors have injected $45.0 million in the Company, which was applied against the balloon payment of the Nordea credit facility. In exchange for their contribution, the entities received an aggregate of 25,714,286 Class A shares and 5,500,000 warrants, with an exercise price of $3.50 per warrant. The shares, the warrants and the shares issuable on exercise of the warrants will be subject to 12–month lock-ups from March 31, 2009.

C. Interest of Experts and Counsel

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

The Company is a defendant in an action commenced in the Supreme Court of the State of New York, New York County on August 21, 2008 by the Company's former Chief Executive Officer, Mr. Christopher I. Georgakis, who resigned in February 2008, entitled Georgakis v. Excel Maritime Carriers, Ltd., Index No. 650322/08. In his Complaint, Mr. Georgakis alleges that the Company is liable for breach of a November 1, 2004 Stock Option Agreement, common law fraud in connection with the Stock Option Agreement and for defamation arising from a Report on Form 6-K submitted to the SEC. Mr. Georgakis seeks compensatory damages, punitive damages and attorneys' fees and costs. On January 2, 2009, the Company made a motion to dismiss the action for lack of personal jurisdiction and for forum non conveniens. The Company believes that it has strong defenses to the claims and intends to vigorously defend the action on the merits if the case is dismissed on jurisdictional grounds and is pursued by Mr. Georgakis in a jurisdiction other than New York, or if the Court retains jurisdiction in New York. However, the ultimate outcome of this case cannot be presently determined.

Dividend Policy

Following a decision of our Board of Directors on March 7, 2007, we commenced a dividend policy beginning with the first quarter 2007. In this respect, during the year ended December 31, 2007, we declared and paid dividends of $11.9 million or $0.60 per share for the period. During the year ended December 31, 2008, we declared and paid dividends of $48.5 million or $1.20 per share for the period.

In February 2009 our Board of Directors decided to suspend our dividend in light of the challenging conditions both in the freight market and the financial environment. The suspension of dividend was effective the dividend of the fourth quarter of 2008. The decision aimed at preserving cash and enhancing our liquidity and was considered to be a precautionary measure in view of the disruptions arising with some of our charters.

The dividend policy will be regularly assessed by our Board of Directors and will depend, among other things, on our obligations, leverage, liquidity, capital resources and overall market conditions. The Board retains the authority to alter the dividend policy at its discretion.

B. Significant changes

 See "Item 5 – Operating and Financial Review and Prospects Recent Developments".

ITEM 9 - THE OFFER AND LISTING

Our Class A common stock has traded on the NYSE under the symbol "EXM" since September 15, 2005. Prior to that date, our Class A common stock traded on AMEX under the same symbol.

The table below sets forth the high and low closing prices for each of the periods indicated for shares of our Class A common stock.

The high and low closing prices for shares of our Class A common stock, by year, from 2004 to 2008 were as follows:

For The Year Ended	NYSE Low (US$)	NYSE High (US$)
December 31, 2004	4.03	59.25
December 31, 2005	11.30	28.47
December 31, 2006	7.66	14.61
December 31, 2007	14.71	81.38
December 31, 2008	3.61	57.72

The high and low closing prices for shares of our Class A common stock, by quarter, in 2007 and 2008 and for the first quarter of 2009 were as follows:

For The Quarter Ended	NYSE Low (US$)	NYSE High (US$)
March 31, 2007	14.71	20.17
June 30, 2007	17.36	27.01
September 30, 2007	25.86	58.21
December 31, 2007	37.68	81.38
March 31, 2008	24.76	39.86
June 30, 2008	28.05	57.72
September 30, 2008	13.40	41.70
December 31, 2008	3.61	14.75
March 31, 2009	3.17	9.03

The high and low closing prices for shares of our Class A common stock, by month, over the six months ended April 29, 2009 were as follows:

For The Six Months Ended	NYSE Low (US$)	NYSE High (US$)
October 2008	9.86	14.75
November 2008	4.90	13.72
December 2008	3.61	8.56
January 2009	6.60	9.03
February 2009	3.53	8.74
March 2009	3.17	5.31
April 2009 to April 29, 2009	4.74	7.54

On December 31, 2008, the closing price of shares of our Class A common stock as quoted on the NYSE was $7.04. At that date, there were 46,080,272 Class A and 145,746 Class B shares of common stock issued and outstanding.  On March 31, 2009, as part of the loan restructuring discussed under "Item 5 – Operating and Financial Review and Prospects Recent Developments", we issued 25,714,286 of our Class A common stock to two entities affiliated with our Chairman of the Board of Directors family and received $45.0 million which were applied against the balloon payment of the Nordea credit facility. As of March 31, 2008, there were 71,789,899 Class A and 145,746 Class B shares of common stock issued and outstanding.

ITEM 10 - ADDITIONAL INFORMATION

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

Articles of Incorporation

The Company's Amended and Restated Articles of Incorporation, or the Articles, provide that the Company is to engage in any lawful act or activity for which companies may now or hereafter be organized under the Liberian Business Corporation Act, as specifically but not exclusively outlined in Article THIRD of the Articles.

Directors

Prior to April 2008, the Board was unclassified and consisted of seven directors. According to amended Article SIXTH (2)(i) of the Articles, the Board shall consist of such number of directors, not less than three and no more than nine, as shall be determined from time to time by the Board as provided in the By-Laws or by vote of the shareholders. The Articles further allow for the Board to create classes of directors any time it deems such an act appropriate, amend the By-laws to implement the same and any vacancies created by such action may be filled by way of a majority vote of the then incumbent directors until the next succeeding Annual General Meeting of the Company's shareholders. The Articles allow for the Board to approve proposals in which one or more directors may have a material interest, provided that at least two of the three directors in the New Class, as defined below, vote in favor of the proposal. Shareholders may change the number of directors or the quorum requirements for meeting of the Board by the affirmative vote of the holders of common shares representing at least two thirds of the total number of votes that may be cast at any meeting of shareholders, as calculated pursuant to Article FIFTH of the Articles. At each Annual General Meeting of the Company's shareholders, the successors of the directors shall be elected to hold office for a term expiring as of the next succeeding Annual General Meeting.

At a special meeting of shareholders on April 1, 2008, the shareholders approved an amendment to the Articles that added a new Article TWELFTH, or the New Article. The New Article provided that, for a period ending one year after the closing date of the acquisition of Quintana, or April 15, 2008, the Board will consist of seven or eight directors. Immediately following the approval of the New Article, the Board's composition was set at eight directors. The New Article further provided for a newly created class of directors, and, pursuant to the Merger Agreement, this new class comprises three former officers or directors of Quintana: Paul J. Cornell, Hans J. Mende, and Corbin J. Robertson, III, whom we refer to collectively as the New Class. This new Article TWELFTH will lapse by its own terms, without any further action, on April 15, 2009. At the Annual General Meeting of the Company's shareholders held on September 15, 2008, the shareholders approved an amendment to the New Article that increased the Board's composition to nine directors.

The Company has both Class A common shares and Class B common shares. The holders of the Class A common shares are entitled to one vote per share on each matter requiring the approval of the holders of common shares of the Company, whether pursuant to the Articles, the Bylaws, the Liberian Business Corporation Act or otherwise. The holders of Class B common shares are entitled to one thousand votes per Class B common share on each matter requiring approval of the holders of the common shares of the Company. The Board shall have the fullest authority permitted by law to provide by resolution for any voting powers, designations, preferences and relative, participating, optional or other rights of and any qualifications, limitations or restrictions on the preferred stock of the Company subject to shareholders' prior approval.

The Board has the authority to create and issue rights, warrants, and options entitling the holders thereof to purchase from the Company shares of any class of stock or other securities or property of the Company. The issuance of rights, warrants, and options entitling the holders thereof to purchase from the Company any class or series of shares other than Class A and preferred stock requires majority approval by the shareholders of such class. The issuance of rights, warrants, and options entitling the holders thereof to purchase from the Company preferred stock requires majority approval by all of the Company's shareholders. However, no shareholder approval is required pursuant to the aforementioned issuances if such issuances are made to directors, officers, or employees of the Company pursuant to an incentive or compensation plan duly authorized by the Board.

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

C. Material Contracts

Merger Agreement

On January 29, 2008, the Company announced that it had entered into the Merger Agreement with Quintana and Bird, a direct wholly-owned subsidiary of the Company. The Merger Agreement was amended on February 7, 2008; pursuant to the terms of the Merger Agreement, Bird merged with and into Quintana, with Quintana as the surviving corporation, which we refer to as the Merger. On April 14, 2008, the shareholders of Quintana approved the Merger, and the Merger became effective on April 15, 2008. At the effective time of the Merger, Quintana changed its name to Bird Acquisition Corp.

In the Merger, each share of common stock of Quintana, other than (a) those shares held in the treasury of Quintana, (b) those shares owned by the Company or Bird or (c) those shares with respect to which dissenters rights were properly exercised, was converted into the right to receive (i) 0.3979 of a share of Class A common stock of the Company and (ii) $13.00 in cash, without interest, which we refer to collectively as the Merger Consideration. In addition, each outstanding restricted stock award subject to vesting or other lapse restrictions vested and became free of such restrictions and the holder thereof received the Merger Consideration with respect to each share of restricted stock held by such holder. The total Merger Consideration was approximately $764.0 million and 23.5 million shares of our Class A common stock.

Completion of the Merger was subject to various conditions, including, among others, (i) approval of the holders of a majority in voting power of the outstanding shares of the common stock of Quintana, (ii) absence of any order, injunction or other judgment or decree prohibiting the consummation of the Merger, (iii) receipt of required governmental consents and approvals, (iv) the Company's receipt of the debt financing and (v) subject to certain exceptions, the accuracy of the representations and warranties of the Company and Quintana, as applicable, and compliance by the Company and Quintana with their respective obligations under the Merger Agreement. These conditions were fulfilled on or prior to the effective date of the Merger.

This description of the Merger Agreement is only a summary and is qualified in its entirety by reference to the Merger Agreement, which is attached as an exhibit hereto.

Loan Agreements and Derivative Contracts

As of December 31, 2008 we had long-term debt obligations under two credit facilities. On April 15, 2008, in connection with the acquisition of Quintana, the following loans were repaid in full (in thousands of U.S. Dollars):

Lender	Original Facility	Amount repaid
HSH Nordbank	$170,000	$104,226
HSH Nordbank	$27,000	8,730
National Bank of Greece	$9,300	4,185
ABN Amro	$95,000	58,774
Total		$175,915

Nordea Bank Finland PLC Senior Secured Credit Facility

In anticipation of the Merger, we entered into a senior secured credit agreement, which we refer to as the Nordea credit facility, with Nordea Bank, acting as administrative agent for secured parties comprising itself and certain other lenders. The Nordea credit facility matures in April 2016 and consists of a $1.0 billion term loan and a $400.0 million revolving loan. The term loan amortizes in 32 quarterly installments. The full amount of the loans was drawn down on April 15, 2008 and was used primarily to finance the cash consideration paid to shareholders of Quintana and to repay the outstanding debt of Quintana and the outstanding balance of $175.9 million under the Company's previous loan agreements.

The term loan and the revolving loan are maintained as Eurodollar loans bearing interest at LIBOR plus a margin per annum.

The Nordea credit facility is guaranteed by our vessel-owning subsidiaries and certain of our other direct and indirect subsidiaries and amounts drawn under the Nordea credit facility are secured by (among other assets) (i) a first priority mortgage over, and an assignment of insurances and assignment of earnings with respect to, each of the vessels we own except the Mairouli and July M, which we refer to collectively as the collateral vessels, (ii) assignments of earnings, subject to the rights of existing financing parties, with respect to the seven vessels Quintana sold and leased back in 2007 and that we now operate under bareboat charters, which we refer to as the designated vessels, (iii) an assignment of charter for each collateral vessel and designated vessel (to the extent we receive the consent of the relevant charterer), (iv) manager's undertakings and an assignment of management agreement for each collateral vessel and designated vessel, (v) account pledge agreements for each collateral vessel and designated vessel and (vi) a pledge of shares of our subsidiaries that guarantee the credit facility and certain other of our material subsidiaries.

On March 31, 2009, we concluded an amendment agreement with the lenders and modified certain of the loan terms in order to comply with the financial covenants that make use of the vessels' market values following the significant decline prevailed in the market. In addition, in accordance with the amended terms, the loan repayment schedule was modified to defer an amount of $150.5 million in the balloon installment.

The current loan terms which are valid until January 1, 2011 contain financial covenants requiring us to:

●
Maintain a ratio of total debt, less cash and cash equivalents to aggregate book value of assets, less cash and cash equivalents of no greater than 0.7 to 1.0 at all times. Under the credit facility, total debt is defined with respect to us and our consolidated subsidiaries as the aggregate sum of all indebtedness as reflected on our consolidated balance sheet;

●	Maintain, at the end of each fiscal quarter, a ratio of EBITDA to gross interest expense for the four fiscal quarters ended as of the end of such quarter greater than 1.75 to 1.0;

●
From and after our first fiscal quarter falling on or after the third anniversary of the closing date of the original credit facility (April 15, 2008), maintain at the end of each fiscal quarter a ratio of total net debt to EBITDA (where EBITDA is the annualized EBITDA from vessels acquired during the prior 12 months), for the four fiscal quarters ended as of the end of such quarter, of not greater than 6.0 to 1.0;

●	Maintain, at the end of each fiscal quarter, a book net worth of greater than $750.0 million;

●	At the end of each fiscal quarter to the third anniversary of the closing date of the credit facility, maintain a minimum of cash and cash equivalents of no less than 25.0 million;

●
Ensure that the aggregate fair market value of the collateral vessels shall at all times be at least 65% of the sum of (i) the then aggregate outstanding principal amount of the credit facility and (ii) the unused commitment under the revolving loan, provided that we have 45 days to cure any default under this particular covenant so long as the default was not the result of a voluntary vessel disposition.

The Nordea credit facility defines EBITDA as operating income plus the sum of (a) depreciation expense and (b) amortization expense, in each case, as reflected in our "Consolidated Statement of Operations" prepared in accordance with U.S. GAAP (capital gains/losses from any vessel conveyance, sale, lease or sale-leaseback transaction will be included in the determination of revenue for the purposes of EBITDA). EBITDA will be calculated on a rolling basis for the four fiscal quarters most recently ended.

The amended Nordea credit facility provides for a term according to which on a semi- annual basis not later than each January 1 and July  1(commencing July 1, 2009), excess cash flow determined for the period of the preceding six (6) months ending on the above dates shall be paid within sixty (60) days following the above dates and shall be applied as follows, first, one hundred percent (100%) to prepayment of all Deferred Option Principal being the aggregate of such deferred instalments outstanding from time to time, second, seventy percent (70%) of the then remaining excess cash flow shall be applied to the Term loan repayment amounts in inverse order of maturity, and third the balance of the remaining excess cash flow shall be used only to fund committed capital expenditure ("CAPEX") and to build and maintain a CAPEX reserve account.

The Nordea credit facility defines excess cash flow as am amount equal to reported EBITDA (adjusted for non-cash items) less cash dry docking and cash special survey expenses (to the extent not included in EBITDA), less net interest expenses (including payments due under any swap agreement with the borrower), less payments of loan principal (under the Credit Agreement, and the Credit Suisse credit facility).

A first priority mortgage over the vessel Sandra, as well as, a first assignment of vessel insurances and earnings has been provided as additional security. In addition, no dividends may be declared and paid until the loan outstanding balance is brought to the same levels as per the original schedule and no event of default exists, while no repurchase of convertible Notes may be effected unless through the concept of exchange offerings (i.e. without any cash outflow for us).

Credit Suisse Credit Facility

In November 2007, we entered into a senior secured credit agreement with Credit Suisse, which we refer to as the Credit Suisse credit facility, for an amount of $75.6 million in order to partly finance the acquisition cost of vessels Mairouli and July M. The loan, which bears interest at LIBOR plus a margin, amortizes in quarterly equal instalments through December 2022 plus a balloon payment together with the last instalment.

The Credit Suisse credit facility is guaranteed by the Company and secured by (among other assets) (i) a first priority mortgage over, and an assignment of insurances and earnings with respect to, each of the vessels Mairouli and July M, (ii) manager's undertakings and an assignment of management agreement for each of the two vessels, and (iii) account pledge agreements for each of the two vessels.

On March 31, 2009, we concluded a first supplemental agreement to the loan and modified certain of its terms in order to comply with the financial covenants that make use of the vessels' market values following the significant decline prevailed in the market.

The amended terms which are valid until January 1, 2011 contain financial covenants requiring us to:

●
 Maintain a ratio of total indebtedness, less cash and cash equivalents to total capitalization (total debt plus shareholder's equity adjusted by the book value of the fleet vessels), of no greater than 0.7 to 1.0 at all times;

●	Maintain, on a trailing twelve months basis, a ratio of EBITDA to net interest expense greater than 1.75 to 1.0;

●	Maintain a book net worth of at least $750.0 million;

●	Maintain a minimum of cash and marketable securities of an amount not less than $25.0 million; and

●	Ensure that the aggregate fair market value of the borrowers' vessels shall at all times be at least 65% of the sum of the loan.

The Credit Suisse credit facility defines EBITDA as our net income-whether positive or negative-before (1) taxation for such period and (2) any extraordinary items and after adding back (1) all paid or payable interest, acceptance commission and all other continuing, regular or periodic costs, charges and expenses in the nature of interest (whether paid, payable or capitalized) incurred by us in effecting, servicing or maintaining our financial indebtedness as defined in the loan agreement to the extent that they are taken into account in calculating our net income, (2) amortization and depreciation and after deducting any capitalized costs and any interest received or receivable to the extent that interest is included in our net income and determined in accordance with U.S. GAAP.

Royal Bank of Scotland Credit Facilities Related to Our Joint Ventures

Following the acquisition of Quintana, we assumed the obligations of three of the joint-venture ship owning companies under three separate loan agreements.

On April 11, 2007, Christine Shipco LLC, or Christine Shipco, entered into a secured loan agreement with Royal Bank of Scotland for an amount equal to 70% of the pre-delivery installments, or $25.3 million, for the Capesize newbuilding to be named Christine.  Pre-delivery installments payable to the yard are expected to total approximately $36.2 million, including partner's commitment. As of December 31, 2008, $15.2 million had been drawn down under the facility. The loan is repayable in one installment on the earlier of the delivery date or August 31, 2010, but the loan may be prepaid in full or in part at any time.  We expect to take delivery of the vessel during the first quarter of 2010. Under the terms of the joint venture agreement and the loan agreement, we are not responsible for repayment of the pre-delivery financing. Christine Shipco expects to refinance the loan upon delivery and borrow an amount equal to the sum of the pre-delivery financing outstanding at delivery and 70% of the delivery installment. We will be obligated to make capital contributions to Christine Shipco to cover 42.8% of the principal and interest due upon refinancing of the facility. The interest rate payable on the loan is the aggregate of (1) LIBOR, (2) the margin of 1.125% and (3) the mandatory cost, if any. The mandatory cost is an addition to the interest rate to compensate the lender for the costs of compliance with the Bank of England and European Central Bank requirements.

The facility contains a loan covenant which states that at any time the fair market value of the vessel less any part of the purchase price under the memorandum of agreement, or MOA, still to be paid to the Seller must equal at least 130% of the outstanding loan.  In addition, the facility contains customary restrictive covenants and events of default, including no payment of principal or interest, breach of covenants or material misrepresentations, default under other material indebtedness, bankruptcy, and change of control. Christine Shipco is not permitted to pay dividends without the prior written consent of the lender. As of December 31, 2008, Christine did not meet the additional security clause and as such, the loan balance amounted to $11.9 million was classified in current portion of long-term debt in the accompanying 2008 consolidated balance sheet, see item 18 Financial Statements. Under the terms of the joint venture agreements the Company is not responsible for the repayment of the pre-delivery financing

On May 11, 2007, Lillie Shipco LLC, or Lillie Shipco, and Hope Shipco LLC, or Hope Shipco, entered into separate secured loan agreements with Royal Bank of Scotland, or RBS, to finance amounts equal to 70% of the first pre-delivery installments due to the shipyard, or $11.3 million and $10.9 million, respectively. The loan facilities were drawn down in full upon payment of the first pre-delivery installments in May 2007. On April 18, 2008, pursuant to an amendment to its loan agreement with RBS, Lillie Shipco drew down an additional amount of $5.6 million to partly finance the second pre-delivery installment of the vessel Lillie. Under the terms of two separate amendments dated April 14, 2008 and July 30  2008, the repayment date of the loans was extended to July 31, 2009.  The loans are repayable in one installment and may be prepaid in full or in part at any time. Under the terms of the joint venture agreements governing Lillie Shipco and Hope Shipco, the Company will be responsible for repaying 50% of the outstanding balance of each loan at the repayment date.  The interest rate payable on each of the loans is the aggregate of (1) LIBOR; (2) the margin of 1.125%, which was increased to 1.4%, effective from July 31, 2008; and (3) the mandatory cost, if any. The mandatory cost is an addition to the interest rate to compensate the lender for the costs of compliance with the Bank of England and European Central Bank requirements. As of December 31, 2008, we have not paid any mandatory costs. As of December 31, 2008, Hope and Lillie did not meet the additional security clause as provided by the loan agreement, such balances amounting to $16.9 million and $10.9 million, which are repayable according to the loan terms on July, 2009 were classified in the current portion of long-debt in the accompanying 2008 consolidated balance sheet, see item 18 Fianancial Statements.

Each of the facilities contains a loan covenant that states that at any time the fair market value of the vessel less any part of the purchase price under the MOA still to be paid to the builder must equal at least 115% of the outstanding loan.  In addition, the facilities contain customary restrictive covenants and events of default, including non-payment of principal or interest, breach of covenants or material misrepresentations, default under other material indebtedness, bankruptcy, and change of control. Neither Lillie Shipco nor Hope Shipco is permitted to pay dividends without the prior written consent of the lender.

Both Lillie Shipco and Hope Shipco expect to refinance the loans to cover the remaining pre-delivery installments.

1.875% Unsecured Convertible Senior Notes due 2027

In October 2007, we completed our offering of $125.0 million aggregate principal amount of Convertible un-secured Senior Notes due 2027 subsequent to which, the initial purchaser exercised in full its option to acquire an additional of $25.0 million of the notes solely to cover over-allotments. The notes bear interest semi-annually at a rate of 1.875% per annum, commenced on April 15, 2008 and were originally convertible at a base conversion rate of approximately 10.9529 Excel Class A common shares per $1,000 principal amount of notes. This conversion rate has since been adjusted to 11.2702 Excel Class A common shares per $1,000 principal amount of notes as a consequence of the payment of dividends by the Company in 2008 at levels exceeding a threshold set forth in the indenture governing the notes. The initial conversion price was set at $91.30 per share and an incremental share factor of 5.4765 Excel Class A common shares per $1,000 principal amount of notes. The conversion price has since been adjusted to $88.73 per share and the incremental share factor has since been adjusted to 5.6351 Excel Class A common shares per $1,000 principal amount of notes. On conversion, any amount due up to the principal portion of the notes will be paid in cash, with the remainder, if any, settled in shares of Excel Class A common shares. In addition, the notes holders are only entitled to the conversion premium if the share price exceeds the market price trigger of $88.73 and thus, until the stock price exceeds the conversion price of $88.73, the instrument will not be settled in shares and only the portion in excess of the principal amount will be settled in shares. The notes are due October 15, 2027. The notes also contain an embedded put option that allows the holder to require us to purchase the notes at the option of the holder for the principal amount outstanding plus any accrued and unpaid interest (i.e. no value for any conversion premium, if applicable) on specified dates (i.e. October 15, 2014, October 15, 2017 and October 15, 2022), and a separate call option that allows us to redeem the notes at any time on or after October 22, 2014 for the principal amount outstanding plus any accrued and unpaid interest (i.e. no value for any conversion premium, if applicable). Any repurchase or redemption of the notes will be for cash.

In addition, we entered into a registration rights agreement with the initial purchaser of the notes for the benefit of the holders of the notes and the shares of our Class A common stock issuable on conversion of the notes. Under this agreement, we have filed a shelf registration statement with the SEC covering resales of the notes and the shares of our Class A common stock issuable on conversion of the notes to be maintained effective for a specified period of time as provided in the related agreement. In case we default under the registration rights agreement, we shall pay interest at an annual rate of 0.5% of the principal amount of the notes as liquidated damages to Record Holders of Registrable Securities and in addition in respect of any note submitted for conversion, we shall issue additional shares of Class A Common Stock equal to 3% of the applicable conversion rate as defined in the indenture. We filed the above-mentioned registration statement after the time set forth in the registration rights agreement and as a consequence paid additional interest in the amount of $86,301.37 on October 15, 2008.

Fortis Bank (Netherland) N.V  Swap

Upon completion of our acquisition of Quintana on April 15, 2008, we entered into a guarantee with Fortis, as security for the obligations of Quintana and its subsidiaries under the master swap agreement entered into by Fortis, Quintana and its subsidiaries. Under the guarantee, we guarantee the due payment of all amounts payable under the master agreement and fully indemnify Fortis in respect of all claims, expenses, liabilities and losses that are made or brought against or incurred by Fortis as a result of or in connection with any obligation or liability guaranteed by us being or becoming unenforceable, invalid, void or illegal. Under the terms of the swap, we make quarterly payments to Fortis based on the relevant notional amount at a fixed rate of 5.135%, and Fortis makes quarterly floating-rate payments at LIBOR to us based on the same notional amount, which ranges from $295.0 million to approximately $701.5 million. The swap is effective until December 31, 2010. In addition, Fortis has the option to enter into an additional swap with us effective December 31, 2010 to June 30, 2014. Under the terms of the optional swap, we will make quarterly fixed-rate payments of 5.00% to Fortis based on a decreasing notional amount of $504.0 million, and Fortis will make quarterly floating-rate payments at LIBOR to us based on the same notional amount. The swap does not meet hedge accounting criteria and, accordingly, changes in its fair value are reported in earnings.

Credit Suisse Swap

On October 17, 2006, Excel entered into a swap agreement with Credit Suisse with a notional amount of $40.0 million and a termination date of July 19, 2015. With effect from April 2, 2008, Excel terminated the swap agreement entered into on October 17, 2006 for a notional amount of $40.0 million and all rights, duties, claims and obligations under the agreement were released and discharged. In consideration of the cancellation, Excel received $0.9 million from the counterparty.

Newbuilding Contracts

On acquiring Quintana, the Company assumed an agreement previously entered into by Quintana to build the Sandra, a 180,000 dwt Capesize newbuilding previously known as the Iron Endurance, for expected delivery at the end of 2008 with a contracted price of $92.0 million. This vessel was delivered to us on December 26, 2008. In addition, the Company also assumed Quintana's agreements to acquire seven newbuilding Capesize vessels through joint ventures, all of which were entered by Quintana in April 2007. One of the ventures, named Christine Shipco LLC, is a joint venture among the Company, RMI, in which Corbin J. Robertson, III is a participant and AMCIC, an affiliate of Hans J. Mende, to purchase the Christine, a newbuilding 180,000 dwt Capesize dry bulk carrier, to be constructed at Imabari Shipbuilding Co., Ltd. and delivered in 2010 for a purchase price of $72.4 million. As successor to Quintana, the Company owns 42.8% of the joint venture, and each of RMI and AMCIC owns a 28.6% stake. Both Mr. Robertson and Mr. Mende are members of our Board.

Quintana also entered into agreements with STX Shipbuilding Co., Ltd. for the construction of two 181,000 dwt newbuilding Capesize bulk carriers for expected delivery in mid- to late 2010 for an aggregate purchase price of approximately $161.6 million. Quintana subsequently nominated joint ventures that are 50% owned by the Company (as successor to Quintana) and 50% owned by AMCIC to purchase these vessels.

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

Other than as described above and in "Item 5 – Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Summary of Contractual Obligations," there were no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group was a party during the two year period immediately preceding the date of this report.

Agreements with Oceanaut

For the purposes of Oceanaut's Offering (see "Organizational Structure" above), we entered into the following agreements, which can be found in their entirety as Exhibits hereto as set forth below:

●	Registration Rights Agreement between Oceanaut and the investors listed therein (Exhibit 4.5);

●	Insider Unit and Warrant Purchase Agreement between the Company and Oceanaut (Exhibit 4.6);

●	Insider Letter from the Company to Oceanaut (Exhibit 4.7);

●	Right of First Refusal between the Company and Oceanaut (Exhibit 4.8);

●	Right of First Refusal and Corporate Opportunities Agreement between the Company and Oceanaut (Exhibit 4.12);

●	Subordination Agreement between the Company and Oceanaut (Exhibit 4.13);

●	Series A Preferred Stock Purchase Agreement between the Company and Oceanaut (Exhibit 4.14);

●	Commercial Management Agreement between the Company and Oceanaut (Exhibit 4.15); and

●
Technical Management Agreement between Maryville and Oceanaut (Exhibit 4.16).Each of these agreements is described in "Item 4. Information About the Company – Organizational Structure –Oceanaut" above.

Equity Infusion

As part of the amendments to the Nordea credit facility and the Credit Suisse credit facility, entities affiliated with the family of our Chairman of the Board of Directors have injected $45.0 million in the Company, which was applied against the balloon payment of the Nordea credit facility. In exchange for their contribution, the entities received an aggregate of 25,714,286 Class A shares and 5,500,000 warrants, with an exercise price of $3.50 per warrant. The shares, the warrants and the shares issuable on exercise of the warrants will be subject to 12–month lock-ups from March 31, 2009.

D. Exchange Controls

Under Liberian and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to non resident holders of our common shares.

E. Taxation

Tax Considerations

Liberian Tax Considerations

The Company is incorporated in the Republic of Liberia. It has recently become aware that the Republic of Liberia enacted a new income tax generally act effective as of January 1, 2001, or the New Act. In contrast to the income tax law previously in effect since 1977, or the Prior Law, which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of non-resident Liberian corporations such as ourselves and our Liberian subsidiaries, who conduct no business in Liberia and were wholly exempted from tax under Prior Law, and the taxation of ordinary resident Liberian corporations.

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping such as ourselves will not be subject to tax under the new act retroactive to January 1, 2001, or the New Regulations. In addition, the Liberian Ministry of Justice issued an opinion that the new regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, we and our Liberian subsidiaries will be wholly exempt from Liberian income tax as under Prior Law.

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

United States Federal Income Taxation of Our Company

Taxation of Operating Income:  In General

Unless exempt from United States federal income taxation under Code section 883, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, or from the performance of services directly related to those uses, which we refer to as shipping income, to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as U.S.-source shipping income.

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

Under section 883 of the Code, a foreign corporation is exempt from United States federal income taxation on its U.S.-source shipping income, if both:

(1)           it is organized in a foreign country (its "country of organization") that grants an "equivalent exemption" to corporations organized in the United States, and

(2)           either:

(A)           more than 50% of the value of its stock is owned, directly or indirectly, by individuals who are "residents" of its country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, which we will refer to as the 50% Ownership Test; or

(B)           its stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we will refer to as the Publicly-Traded Test.

The Marshall Islands and Cyprus, the jurisdictions where certain of our ship-owning subsidiaries are incorporated, have each been formally recognized by the IRS as a foreign country that grants an "equivalent exemption" to United States corporations. Liberia, the jurisdiction where we and certain of our ship-owning subsidiaries are incorporated, has been formally recognized by the IRS as a foreign country that grants an "equivalent exemption" to United States corporations based on a Diplomatic Exchange of Notes entered into with the United States in 1988. It is not clear whether the IRS will still recognize Liberia as an "equivalent exemption" jurisdiction as a result of the New Act, which on its face does not grant the requisite equivalent exemption to United States corporations. If the IRS does not so recognize Liberia as an "equivalent exemption" jurisdiction, we and our subsidiaries will not qualify for exemption under Code section 883 and would not have so qualified for 2002 and subsequent years. Assuming, however, that the New Act does not nullify the effectiveness of the Diplomatic Exchange of Notes, the IRS will continue to recognize Liberia as an equivalent exemption jurisdiction and we will be exempt from United States federal income taxation with respect to our

U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. Because our Class A common shares are publicly traded, it is difficult to establish that the 50% Ownership Test is satisfied.

Treasury regulations under Code section 883 provide, in pertinent part, that stock of a foreign corporation is considered to be "primarily traded" on an established securities market if the number of shares that are traded during any taxable year on that market exceeds the number of shares traded during that year on any other established securities market. Our Class A common shares are "primarily" traded on the NYSE.

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

Under the regulations, if we do not satisfy the Publicly-Traded Test and therefore are subject to the 50% Ownership Test, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders in order to qualify for the Code section 883 exemption. We do not satisfy these requirements. Beginning with calendar year 2005, when the final regulations became effective, we did not satisfy either the Publicly-Traded Test or the 50% Ownership Test. Therefore, we did not qualify for the section 883 exemption for the 2008 calendar year and, based upon our current capital structure, do not anticipate qualifying for the section 883 exemption for any future taxable year.

Section 887

Since we do not qualify for exemption under section 883 of the Code for taxable years beginning on or after January 1, 2005, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as discussed below, is subject to a 4% tax imposed by section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income is treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income will never exceed 2% under the 4% gross basis tax regime. This tax was $0.4 million, $0.5 million, and $0.8 million for the tax years 2006, 2007, and 2008, respectively. Shipping income from each voyage is equal to the product of (i) the number of days in each voyage and (ii) the daily charter rate paid to the Company by the Charterer. For calculating taxable shipping income, days spent loading and unloading cargo in the port were not included in the number of days in the voyage. We believe that our position of excluding days spent loading and unloading cargo in the port meets the more likely than not criterion (required by FIN 48) to be sustained upon a future tax examination; however, there can be no assurance that the IRS would agree with our position. Had we included the days spent loading and unloading cargo in the port, additional taxes would amount to approximately $0.1 million, $0.2 million, and $0.3 million for the tax years 2006, 2007, and 2008, respectively.

Effectively Connected Income

To the extent our U.S. source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

Our U.S.-source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

●	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

●
Substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

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

United States Federal Income Taxation of U.S. Holders

As used herein, the term "U.S. Holder" means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on shares of our common stock to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the NYSE, on which shares of our Class A common stock are listed); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.

Special rules may apply to any "extraordinary dividend" generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted basis (or fair market value in certain circumstances) in a share of common stock paid by us. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Stock

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:

●	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

●	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the dry bulk carriers, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a QEF election. As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an Electing Holder, the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing IRS Form 8621 with his United States federal income tax return. If we were aware that we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and, as we anticipate with respect to our Class A common stock, our stock is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common stock;

●	the amount allocated to the current taxable year and any taxable year before we became a passive foreign investment company would be taxed as ordinary income; and

●
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such holder's successor generally would not receive a step-up in tax basis with respect to such stock.

United States Federal Income Taxation of "Non-U.S. Holders"

A beneficial owner of common stock (other than a partnership) that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

●
the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

●	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

●	fail to provide an accurate taxpayer identification number;

●	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

●	in certain circumstances, fail to comply with applicable certification requirements.

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

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the SEC. Our filings are also available on our website at www.excelmaritime.com. In addition, documents referred to in this annual report may be inspected at our headquarters at Par La Ville Place, 14 Par La Ville Road, Hamilton HM JX, Bermuda.

I. Subsidiary Information

Not applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

We expect to generate all of our revenue in U.S. Dollars. The majority or our operating expenses and management expenses are in U.S. Dollars, and we expect to incur approximately 22% of our operating expenses in currencies other than U.S. Dollars, the majority of which are denominated in Euros. This difference could lead to fluctuations in net income due to changes in the value of the U.S. Dollar relative to other currencies, but we do not expect such fluctuations to be material. We do not currently hedge our exposure to foreign currency fluctuation and were not party to any foreign currency exchange contracts during 2006, 2007, or 2008. For accounting purposes, expenses incurred in Euros are translated into U.S. Dollars at the exchange rate prevailing on the date of each transaction.

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

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the current year by approximately $9.7 million based upon our debt level during 2008.

The following table sets forth the sensitivity of our long-term debt including the effect of our derivative contracts in U.S. dollars to a 100 basis points increase in LIBOR during the next five years on the same basis.

Net Difference in Earnings and Cash Flows (in $ millions):

Year	Amount

2009	6.6
2010	8.4
2011	10.5
2012	9.5
2013	8.4

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings.

Interest rate swaps

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings, and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, the Company uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings and to lower its overall borrowing costs. The Company has two interest rate swaps outstanding with a total notional amount of approximately $686.75 million as at December 31, 2008. These interest rate swap agreements do not qualify for hedge accounting, and changes in their fair values are reflected in the Company's earnings.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15 - CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.

Management, with the participation of our President and our Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this annual report (as of December 31, 2008). Based on that evaluation, the President and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date to ensure that information required to be disclosed by the Company in the reports that it files or submits to the SEC under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

(b) Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is a process designed under the supervision of the Company's President and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

The Company's system of internal control over financial reporting includes policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
(ii)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2008 is effective.

(c) Attestation Report of Independent Registered Public Accounting Firm

The independent registered public accounting firm Ernst Young (Hellas) Certified Auditors Accountants S.A., that audited the consolidated financial statements of the Company for the year ended December 31, 2008, included in this annual report, has issued an attestation report on the Company's internal control over financial reporting, appearing under Item 18, and such report is incorporated herein by reference.

(d) Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting that occurred during the fiscal year covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our President and our Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

ITEM 16A. Audit Committee Financial Expert

In accordance with the rules of the AMEX, the exchange at which the Company's stock was listed at the time, the Company was not required to have an audit committee until July 31, 2005. The Company appointed an Audit Committee in accordance with AMEX and NYSE requirements prior to such deadline. The Board has determined that Messrs. Apostolos Kontoyannis and Frithjof Platou, each an independent member of the Board, are Audit Committee financial experts.

ITEM 16 B.  Code of Ethics

The Company has adopted a code of ethics that applies to all employees, directors, officers, agents and affiliates of the Company. A copy of our code of ethics is attached hereto as Exhibit 11.1. We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Mr. Theodore M. Kokkinis at the Company's registered address and phone number. In addition, our code of ethics is available on our website at www.excelmaritime.com.

ITEM 16C.  Principal Accountant Fees and Services

Our principal accountants, Ernst & Young (Hellas), Certified Auditors Accountants S.A., have billed us for audit, audit-related and non-audit services as follows (in Euros):

	2007	2008
Audit fees	488,250	1,152,900
Audit-related fees	150,000	-
Tax fees	-	-
All other fees	-	-
Total	638,250	1,152,900

Audit fees in 2008 relate to the audit of our consolidated financial statements and the audit of our internal control over financial reporting and audit services provided in connection with SAS 100 reviews and related registration filings made with the SEC relating to the acquisition of Quintana and other filings and registration of shares of common stock.

Audit fees in 2007 relate to the audit of our consolidated financial statements and the audit of our internal control over financial reporting and audit services provided in connection with SAS 100 reviews and registration statements/offering memoranda. Audit-related fees relate to financial due diligence services provided in connection with the acquisition of Quintana.

Under the Sarbanes-Oxley Act of 2002, or the Act, and per NYSE rules and regulations, our Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the independent auditor. As part of this responsibility, the Audit Committee is required to pre-approve audit, audit-related and permitted non-audit services provided by the independent auditor in order to ensure that such services do not impair the auditor's independence.

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

ITEM 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
March 30, 2009(1)	25,714,286	$1.75	N/A	N/A

(1) As part of the amendments to the Nordea credit facility and the Credit Suisse credit facility, entities affiliated with the family of our Chairman of the Board of Directors have injected $45.0 million in the Company, which was applied against the balloon payment of the Nordea credit facility. In exchange for their contribution, the entities received an aggregate of 25,714,286 Class A shares and 5,500,000 warrants, with an exercise price of $3.50 per warrant. The shares, the warrants and the shares issuable on exercise of the warrants will be subject to 12–month lock-ups from March 31, 2009.  Price per share includes purchase price of warrants.

ITEM 16F.  Change in Registrant's Certifying Accountant

Not applicable.

ITEM 16G.  Corporate Governance

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, the Company is permitted to follow certain corporate governance rules of its home country in lieu of the NYSE Rules. The Company complies fully with the NYSE Rules, except that the Company's corporate governance practices deviate from the NYSE Rules in the following two ways:

●
The Company follows home country standards with respect to NYSE Rule 303A.01, which requires that the Board be composed of a majority of independent directors. The Board currently comprises four independent directors and five non-independent directors; and

●	The Company follows home country standards with respect to NYSE Rule 303A.08, which requires the Company to obtain prior shareholder approval to adopt or revise any equity compensation plans.

PART III

ITEM 17 - FINANCIAL STATEMENTS

See Item 18

ITEM 18 - FINANCIAL STATEMENTS

The following financial statements, together with the report of Ernst & Young (Hellas) Certified Auditors Accountants S.A. thereon, are set forth on pages F-1 through F-36 and are filed as a part of this annual report.

EXCEL MARITIME CARRIERS LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

EXCEL MARITIME CARRIERS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Excel Maritime Carriers Ltd.

We have audited the accompanying consolidated balance sheets of Excel Maritime Carriers Ltd. as of December 31, 2007 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Excel Maritime Carriers Ltd. at December 31, 2007 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Excel Maritime Carriers Ltd.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 24, 2009 expressed an unqualified opinion thereon.

Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
April 24, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of EXCEL MARITIME CARRIERS LTD.

We have audited Excel Maritime Carriers Ltd.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Excel Maritime Carriers Ltd.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Excel Maritime Carriers Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Excel Maritime Carriers Ltd. as of December 31, 2007 and 2008 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2008 of Excel Maritime Carriers Ltd. and our report dated April 24, 2009 expressed an unqualified opinion thereon.

Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
April 24, 2009

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2007 AND 2008
(Expressed in thousands of U.S. Dollars – except for share and per share data)

ASSETS	2007	2008

CURRENT ASSETS:
Cash and cash equivalents	$243,672	$109,792
Restricted cash	3,175	53
Accounts receivable trade, net	1,123	6,220
Accounts receivable, other	383	4,027
Due from affiliate (Note 8)	105	-
Due from related parties (Note 3)	-	221
Inventories (Note 4)	2,215	4,714
Prepayments and advances	1,562	2,023
Financial instruments (Note 10)	499	-
Total current assets	252,734	127,050

FIXED ASSETS:

Vessels, net of accumulated depreciation of $73,322 and $165,686 (Note 5)	527,164	2,786,717
Office furniture and equipment, net of accumulated depreciation of $475 and $862 (Note 5)	1,466	1,722
Advances for vessels under construction (Note 6)	-	106,898
Total fixed assets, net	528,630	2,895,337

OTHER NON CURRENT ASSETS:
Goodwill (Note 1)	400	-
Deferred charges, net (Note 7)	15,119	16,144
Time charters acquired, net of accumulated amortization of $28,445 (Note 1)	-	264,263
Restricted cash	11,825	24,947
Investment in affiliate (Note 8)	15,688	5,212

Total assets	$824,396	$3,332,953

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred financing fees (Notes 9 and 19)	$39,179	$220,410
Accounts payable	4,306	6,440
Due to related parties (Note 3)	382	641
Deferred revenue	3,417	13,931
Accrued liabilities	6,650	33,362
Current portion of financial instruments (Note 10)	2,056	40,119
Total current liabilities	55,990	314,903

Long-term debt, net of current portion and net of unamortized deferred financing fees (Notes 9 and 19)	368,585	1,304,032
Time charters acquired, net of accumulated amortization of $233,967 (Note 1)	-	650,781
Financial instruments, net of current portion (Note 10)	-	41,020
Total liabilities	424,575	2,310,736

Commitments and contingencies (Note 15)	-	-
Minority interests in equity of consolidated joint ventures (Note 1)	-	14,930

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.1 par value: 5,000,000 shares authorized, none issued (Note 11)	-	-
Common Stock, $0.01 par value; 100,000,000 Class A shares and 1,000,000 Class B shares authorized; 19,893,556 Class A shares and 135,326 Class B shares, issued and outstanding at December 31, 2007 and 46,080,272 Class A shares and 145,746 Class B shares, issued and outstanding at December 31, 2008 (Note 11)	200	461
Additional paid-in capital (Note 11)	193,897	894,333
Accumulated Other Comprehensive Loss	(65)	(74)
Retained Earnings	205,978	112,756
	400,010	1,007,476

Less: Treasury stock (78,650 Class A shares and 588 Class B shares at December 31, 2007 and 115,529 Class A shares and 588 Class B shares at December 31, 2008)	(189)	(189)
Total stockholders’ equity	399,821	1,007,287
Total liabilities and stockholders’ equity	$824,396	$3,332,953

The accompanying notes are an integral part of these consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Expressed in thousands of U.S. Dollars-except for share and per share data)

	2006	2007	2008
REVENUES:
Voyage revenues (Note 1)	$123,551	$176,689	$461,203
Time charter amortization (Note 1)	-	-	233,967
Revenue from managing related party vessels (Note 3)	558	818	890
Total revenues	124,109	177,507	696,060

EXPENSES:
Voyage expenses (Note 17)	8,109	11,077	28,145
Charter hire expense	-	-	23,385
Charter hire amortization (Note 1)	-	-	28,447
Commissions to a related party (Notes 3 and 17)	1,536	2,204	3,620
Vessel operating expenses (Note 17)	30,414	33,637	69,684
Depreciation (Note 5)	28,453	27,864	98,753
Amortization of deferred dry-docking and special survey costs (Note 7)	1,547	3,904	7,447
General and administrative expenses (Note 12)	9,837	12,586	32,925
	79,896	91,272	292,406
OTHER OPERATING INCOME/(LOSS):
Gain on sale of vessel (Note 5)	-	6,194	-
Vessel impairment loss (Note 5)	-	-	(2,389)
Write down of goodwill	-	-	(335,404)
Loss from vessel's purchase cancellation (Note 8)	-	-	(15,632)

Operating income	44,213	92,429	50,229

OTHER INCOME (EXPENSES):
Interest and finance costs (Notes 9 and 18)	(15,978)	(14,536)	(56,643)
Interest income	4,134	7,485	7,053
Interest rate swap losses, net (Note 10)	(773)	(439)	(35,884)
Foreign exchange gains (losses)	(212)	(367)	71
Other, net	145	(66)	1,585
Total other income (expenses), net	(12,684)	(7,923)	(83,818)

Net income (loss) before taxes, minority interests and income from investment in affiliate	31,529	84,506	(33,589)

US Source Income taxes (Note 16)	(426)	(486)	(783)

Net income (loss) before minority interests and income from investment in affiliate	31,103	84,020	(34,372)

Minority interests	3	2	140
Income from Investment in affiliate (Note 8)	-	873	487
Loss in value of investment in affiliate (Note 8)	-	-	(10,963)
Net income (loss)	$31,106	$84,895	$(44,708)

Earnings (losses) per common share, basic	$1.56	$4.26	$(1.23)
Weighted average number of shares, basic (Note 14)	19,947,411	19,949,644	37,003,101
Earnings (losses) per common share, diluted	$1.56	$4.25	$(1.23)
Weighted average number of shares, diluted (Note 14)	19,947,411	19,965,676	37,003,101
Cash dividends declared per share (Note 13)	$-	$0.60	$1.20

The accompanying notes are an integral part of these consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 and 2008
(Expressed in thousands of U.S. Dollars – except for share data)

		Common Stock
	Comprehensive Income (Loss)	Number of Shares	Par Value	Additional Paid-in Capital	Shares to be issued	Accumulated Other Comprehensive Loss	Due from a related party	Retained Earnings	Total	Treasury Stock	Total Stockholders’ Equity
BALANCE, December 31, 2005		19,710,099	$197	$181,265	$6,853	$-	$(2,024)	$101,887	$288,178	$(189)	$287,989
- Net income	31,106	-	-	-	-	-	-	31,106	31,106	-	31,106
- Issuance of common stock		20,380	-	225	-	-	-	-	225	-	225
- Stock based compensation expense		-	-	920	-	-	-	-	920	-	920
-Actuarial losses	(79)	-	-	-	-	(79)	-	-	(79)	-	(79)
-Comprehensive Income	31,027
BALANCE, December 31, 2006		19,730,479	$197	$182,410	$6,853	$(79)	$(2,024)	$132,993	$320,350	$(189)	$320,161
- Net income	84,895	-	-	-	-	-	-	84,895	84,895	-	84,895
- Issuance of common stock	-	298,403	3	6,850	(6,853)	-	-	-	-	-	-
- Stock-based compensation expense	-	-	-	826	-	-	-	-	826	-	826
-Sale of shares of Oceanaut	3,811	-	-	3,811	-	-	-	-	3,811	-	3,811
-Due from a related party	-	-	-	-	-	-	2,024	-	2,024	-	2,024
- Dividends paid	-	-	-	-	-	-	-	(11,910)	(11,910)	-	(11,910)
- Actuarial gains	14	-	-	-	-	14	-	-	14	-	14
Comprehensive Income	88,720
BALANCE, December 31, 2007		20,028,882	$200	$193,897	$-	$(65)	$-	$205,978	$400,010	$(189)	$399,821
- Net loss	(44,708)	-	-	-	-	-	-	(44,708)	(44,708)	-	(44,708)
- Issuance of common stock	-	25,028,775	250	691,851	-	-	-	-	692,101	-	692,101
- Stock-based compensation expense	-	1,168,361	11	8,585	-	-	-	-	8,596	-	8,596
- Dividends paid	-	-	-	-	-	-	-	(48,514)	(48,514)	-	(48,514)
- Actuarial losses	(9)	-	-	-	-	(9)	-	-	(9)	-	(9)
Comprehensive loss	(44,717)
BALANCE, December 31, 2008		46,226,018	$461	$894,333	$-	$(74)	$-	$112,756	$1,007,476	$(189)	$1,007,287

The accompanying notes are an integral part of these consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Expressed in thousands of U.S. Dollars)
	2006	2007	2008
Cash Flows from Operating Activities:
Net income (loss)	$31,106	$84,895	$(44,708)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation	28,453	27,864	98,753
Amortization of deferred dry docking and special survey costs	1,547	3,904	7,447
Amortization and write-off of deferred financing costs	487	511	4,599
Write down of goodwill	-	-	335,404
Time charter revenue amortization, net of charter hire amortization expense	-	-	(205,520)
Gain on sale of vessels	-	(6,194)	-
Vessel impairment loss	-	-	2,389
Loss from vessel's purchase cancellation	-	-	15,632
Loss in value of investment	-	-	10,963
Stock-based compensation expense	920	826	8,596
Unrealized interest rate swap loss	834	723	25,821
Unrecognized actuarial gains (losses)	(79)	14	(9)
Minority Interest	-	(2)	(140)
Income from investment in affiliate	-	(873)	(487)
Changes in operating assets and liabilities:
Accounts receivable	(662)	1,140	(4,754)
Financial instruments settled in the period	-	-	499
Inventories	28	(1,149)	(45)
Prepayments and advances	(519)	(309)	2,157
Due from affiliate	-	(105)	105
Due from related parties	-	-	(221)
Accounts payable	(211)	1,210	(1,478)
Due to related parties	337	134	259
Accrued liabilities	343	1,453	21,307
Deferred revenue	(1)	1,525	841
Payments for dry docking and special survey	(4,239)	(6,834)	(13,511)
Net Cash provided by Operating Activities	$58,344	$108,733	$263,899

Cash Flows from Investing Activities:
Acquisition of Quintana, net of $81,970 cash acquired	-	-	(692,420)
Advances for vessels under construction	-	-	(84,866)
Additions to vessel cost	-	(126,068)	(342)
Investment in Oceanaut	-	(11,004)	-
Payment for business acquisition costs	-	(1,522)	-
Proceeds from sale of vessels	-	15,740	-
Payment for vessel's purchase cancellation	-	-	(7,250)
Office furniture and equipment	(662)	(755)	(401)
Net cash used in Investing Activities	$(662)	$(123,609)	$(785,279)

Cash Flows from Financing Activities:
(Increase) decrease in restricted cash	15,270	-	(10,000)
Proceeds from long-term debt	-	225,600	1,405,642
Repayment of long-term debt	(45,384)	(35,876)	(944,945)
Receipt from a related party	-	2,024	-
Minority interest	4	(2)	738
Dividends paid	-	(11,910)	(48,514)
Issuance of common stock, net of related issuance costs	225	-	(131)
Payment of financing costs	-	(7,577)	(15,290)
Net cash provided by (used in) Financing Activities	$(29,885)	$172,259	$387,500

Net increase (decrease) in cash and cash equivalents	27,797	157,383	(133,880)
Cash and cash equivalents at beginning of year	58,492	86,289	243,672

Cash and cash equivalents at end of the year	$86,289	$243,672	$109,792

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for:
Interest payments	$14,224	$14,489	$35,595
US Source Income taxes	$748	$489	$861
-Non-cash financing activities
Class A common stock issued as part of the vessel purchase cancellation	$-	$-	$8,382
-Non-cash financing activities
Class A common stock issued as part of the consideration paid for the acquisition of Quintana	$-	$-	$682,333

The accompanying notes are an integral part of these consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Excel Maritime Carriers Ltd. and its wholly owned subsidiaries and consolidated Joint Ventures (collectively, the “Company” or “Excel”). Excel was formed in 1988, under the laws of the Republic of Liberia. The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of bulk carrier vessels.

On January 29, 2008, the Company entered into an Agreement and Plan of Merger with Quintana Maritime Limited (“Quintana”) and Bird Acquisition Corp. (“Bird”), a newly established direct wholly-owned subsidiary of the Company. On April 15, 2008, the Company completed the acquisition of 100% of the voting equity interests in Quintana. As a result of the acquisition, Quintana operates as a wholly owned subsidiary of Excel under the name Bird. Under the terms of the merger agreement, each issued and outstanding share of Quintana common stock was converted into the right to receive (i) $13.00 in cash and (ii) 0.3979 Excel Class A common shares. The acquisition of Quintana was accounted for under the purchase method of accounting. The Company began consolidating Quintana from April 16, 2008, as of which date the results of operations of Quintana are included in the accompanying 2008 consolidated statement of operations. The following table summarizes the preliminary fair values of the significant assets acquired and liabilities assumed by the Company on April 15, 2008 (date of acquisition of Quintana):

Assets:
Current assets	$91,029
Vessels	2,210,750
Newbuildings	171,090
Favorable charter-in contracts of sold and leased out vessels	292,712
Other Non Current assets	437
Total assets acquired	2,766,018

Liabilities:
Current liabilities, excluding current portion of long-term bank debt	38,741
Bank debt, including current portion of $73,968	669,918
Unfavorable charters of owned vessels	747,000
Unfavorable charters of newbuildings	65,778
Unfavorable charter-out contracts of sold and leased out vessels	71,970
Financial Instruments, net of current portion of $18,223	35,037
Minority interest	14,332
Total liabilities	1,642,776

Net assets acquired	$1,123,242

Goodwill

Cash consideration	$764,026
Consideration paid in Excel’s Class A shares (23,496,308 shares issued)	682,333
Total consideration	$1,446,359
Transaction costs	11,887
Net assets acquired	(1,123,242)
Goodwill	$335,004

The consideration for the Quintana acquisition consisted of stock and cash valued at $1,458,246, including transaction costs. Pursuant to SFAS 141 and EITF 99-12 “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination”, the measurement date set for the purpose of calculating the fair value of Excel Class A common shares issued has been determined to be April 14, 2008 (being the earliest date at which the number of shares to be issued was fixed) and the average closing price of Excel Class A common shares for a period of five days before and including April 15, 2008 (date of consummation of the merger) has been used. Bank debt assumed upon acquisition, with the exception of $37.4 million of debt related to Quintana’s consolidated joint ventures, was repaid on the date of acquisition from the proceeds of the Credit Facility discussed in Note 9.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       Basis of Presentation and General Information-continued

The Company accounts for the determination of goodwill and other intangibles in accordance with SFAS 142 Goodwill and Other Intangible Assets and places significant reliance on the use of estimates. The goodwill constitutes a premium paid by the Company over the fair value of the net assets of Quintana, which is attributable to anticipated benefits including improved purchasing and placing power and ongoing cost savings and operating efficiencies. Further, the merger created one of the largest listed dry bulk companies in the world with 47 vessels in operation with a total carrying capacity of approximately 3.7 million DWT and an average age of approximately 8.4 years (as of the acquisition date), advancing one of Excel's strategic priorities to become one of the world's premier full service dry bulk shipping companies. Other intangible assets represent purchased assets that also lack physical substance but that can be separately distinguished from goodwill because of contractual or other legal rights, or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset or liability.

In the above purchase price allocation, no fair values have been assigned to certain new building vessel contracts nor the time charters attached to certain of these new building vessels, as no refund guarantees have been received for these vessels and there are current uncertainties in connection with the shipyard which has undertaken their construction, and with their ability to deliver the vessels on time or at all. The fair values above are based upon available market data using management estimates and assumptions. The purchase price allocation was prepared by the Company, assisted by a third party expert, based on management estimates and assumptions, making use of available market data and taking into consideration third party valuations of fleet and newbuildings acquired, performed on a charter free basis. Major adjustments to record the acquired assets and assumed liabilities at fair value include: (a) $292.7 million recognized asset relating to the fair value of the favorable charter-in contracts (bareboat charters – Company being the lessee), (b) $884.7 million recognized liability relating to the fair value of the unfavorable charters – Company being the lessor and (c) write offs of $19.7 million for certain Quintana’s deferred costs that will not provide any on-going benefit to the combined business. The intangible asset recognized for the fair value of the favorable charter-in contracts relates to the value of the time charters on seven vessels acquired upon acquisition which were previously sold and leased back by Quintana under eight-year term bareboat charters.  The intangible liability recognized for the unfavorable charters assumed relates to Quintana’s owned fleet, certain new buildings and the seven vessels discussed above, that were subject to operating leases (charters) at the date of acquisition. For the vessels subject to charters and in addition to recording the assets’ fair value on a charter free basis, the Company assessed whether the underlying operating lease provisions were at market, favorable or unfavorable and to the extent that such leases were favorable or unfavorable, an intangible asset or liability was recorded as part of the purchase accounting. The intangible asset or liability, which represents an adjustment to reflect the fair market value of the charters, was determined by comparing the discounted cash flows under the existing charters with those that could be reached in the current market for the remaining charter period.  Such intangible assets and liabilities are amortized over the remaining term of the related charters as an increase in charter hire expense and revenue, respectively and are classified as non current in the accompanying 2008 consolidated balance sheet. Such amortization for the year ended December 31, 2008 amounted to $28.4 million and $234.0 million and is separately reflected as charter hire amortization and time charter amortization, respectively.  The amortization schedule of these assets and liabilities for the years to follow until they expire is as follows:

	Amortization
Period	Asset	Liability
January 1, 2009 to December 31, 2009	40,243	348,824
January 1, 2010 to December 31, 2010	40,243	260,026
January 1, 2011 to December 31, 2011	40,243	18,352
January 1, 2012 to December 31, 2012	40,353	8,749
January 1, 2013 to December 31, 2013	40,243	4,852
January 1, 2014 and thereafter	62,938	9,978
Total	264,263	650,781

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       Basis of Presentation and General Information-continued

The following pro forma consolidated financial information reflects the results of operations for the years ended December 31, 2007 and 2008, as if the acquisition of Quintana had occurred at the beginning of each year presented and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of the beginning of each year presented. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations.

	December 31,
	2007	2008
Pro forma revenues	$719,543	$866,505
Pro forma operating income	439,347	136,659
Pro forma net income	373,371	7,407
Pro forma per share amounts:
Basic net income	$8.52	$0.15
Diluted net income	$8.52	$0.15

Following the acquisition of Quintana discussed above, the Company is the sole owner, except as otherwise noted, of all outstanding shares of the following ship-owning subsidiaries:

	Company	Country of Incorporation	Vessel name	Type	Year of Built
	Ship-owning companies with vessels in operation
1.	Iron Miner Shipco LLC	Marshall Islands	Iron Miner	Capesize	2007
2.	Iron Beauty Shipco LLC	Marshall Islands	Iron Beauty	Capesize	2001
3.	Kirmar Shipco LLC	Marshall Islands	Kirmar	Capesize	2001
4.	Lowlands Beilun Shipco LLC	Marshall Islands	Lowlands Beilun	Capesize	1999
5.	Sandra Shipco LLC (1)	Marshall Islands	Sandra	Capesize	2008
6.	Iron Brooke Shipco LLC	Marshall Islands	Iron Brooke	Kamsarmax	2007
7.	Iron Lindrew Shipco LLC	Marshall Islands	Iron Lindrew	Kamsarmax	2007
8.	Iron Manolis Shipco LLC	Marshall Islands	Iron Manolis	Kamsarmax	2007
9.	Coal Gypsy Shipco LLC	Marshall Islands	Coal Gypsy	Kamsarmax	2006
10.	Coal Hunter Shipco LLC	Marshall Islands	Coal Hunter	Kamsarmax	2006
11.	Pascha Shipco LLC	Marshall Islands	Pascha	Kamsarmax	2006
12.	Santa Barbara Shipco LLC	Marshall Islands	Santa Barbara	Kamsarmax	2006
13.	Iron Fuzeyya Shipco LLC	Marshall Islands	Iron Fuzeyya	Kamsarmax	2006
14.	Ore Hansa Shipco LLC	Marshall Islands	Ore Hansa	Kamsarmax	2006
15.	Iron Kalypso Shipco LLC	Marshall Islands	Iron Kalypso	Kamsarmax	2006
16.	Iron Anne Shipco LLC	Marshall Islands	Iron Anne	Kamsarmax	2006
17.	Iron Bill Shipco LLC	Marshall Islands	Iron Bill	Kamsarmax	2006
18.	Iron Vassilis Shipco LLC	Marshall Islands	Iron Vassilis	Kamsarmax	2006
19.	Iron Bradyn Shipco LLC	Marshall Islands	Iron Bradyn	Kamsarmax	2005
20.	Grain Express Shipco LLC	Marshall Islands	Grain Express	Panamax	2004
21.	Iron Knight Shipco LLC	Marshall Islands	Iron Knight	Panamax	2004
22.	Grain Harvester Shipco LLC	Marshall Islands	Grain Harvester	Panamax	2004
23.	Coal Pride Shipco LLC	Marshall Islands	Coal Pride	Panamax	1999
24.	Fianna Navigation S.A	Liberia	Isminaki	Panamax	1998
25.	Marias Trading Inc.	Liberia	Angela Star	Panamax	1998
26.	Yasmine International Inc.	Liberia	Elinakos	Panamax	1997
27.	Fearless Shipco LLC (2)	Marshall Islands	Fearless I	Panamax	1997
28.	Barbara Shipco LLC (2)	Marshall Islands	Barbara	Panamax	1997
29.	Linda Leah Shipco LLC (2)	Marshall Islands	Linda Leah	Panamax	1997

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       Basis of Presentation and General Information-continued

	Company	Country of Incorporation	Vessel name	Type	Year of Built
	Ship-owning companies with vessels in operation
30.	King Coal Shipco LLC (2)	Marshall Islands	King Coal	Panamax	1997
31.	Coal Age Shipco LLC (2)	Marshall Islands	Coal Age	Panamax	1997
32.	Iron Man Shipco LLC (2)	Marshall Islands	Iron Man	Panamax	1997
33.	Amanda Enterprises Ltd.	Liberia	Happy Day	Panamax	1997
34.	Coal Glory Shipco LLC (2)	Marshall Islands	Coal Glory	Panamax	1995
35.	Fountain Services Ltd.	Liberia	Powerful	Panamax	1994
36.	Teagan Shipholding S.A.	Liberia	First Endeavour	Panamax	1994
37.	Tanaka Services Ltd.	Liberia	Rodon	Panamax	1993
38.	Whitelaw Enterprises Co.	Liberia	Birthday	Panamax	1993
39.	Candy Enterprises Inc.	Liberia	Renuar	Panamax	1993
40.	Harvey Development Corp.	Liberia	Fortezza	Panamax	1993
41.	Minta Holdings S.A.	Liberia	July M	Supramax	2005
42.	Odell International Ltd.	Liberia	Mairouli	Supramax	2005
43.	Ingram Limited	Liberia	Emerald	Handymax	1998
44.	Castalia Services Ltd.	Liberia	Princess I	Handymax	1994
45.	Snapper Marine Ltd.	Liberia	Marybelle	Handymax	1987
46.	Barland Holdings Inc.	Liberia	Attractive	Handymax	1985
47.	Centel Shipping Company Limited	Cyprus	Lady	Handymax	1985
48.	Liegh Jane Navigation S.A.	Liberia	Swift (Note 19)	Handymax	1984

Ship-owning companies with vessels under construction
49.	Christine Shipco LLC (3)	Marshall Islands	Christine	Capesize	Tbd 2010
50.	Hope Shipco LLC (4)	Marshall Islands	Hope	Capesize	Tbd 2010
51.	Lillie Shipco LLC (4)	Marshall Islands	Lillie	Capesize	Tbd 2010
52.	Fritz Shipco LLC (4) (5)	Marshall Islands	Fritz	Capesize	Tbd 2010
53.	Benthe Shipco LLC (4) (5)	Marshall Islands	Benthe	Capesize	Tbd 2010
54.	Gayle Frances Shipco LLC (4) (5)	Marshall Islands	Gayle Frances	Capesize	Tbd 2010
55.	Iron Lena Shipco LLC (4) (5)	Marshall Islands	Iron Lena	Capesize	Tbd 2010

(1)      Formerly Iron Endurance Shipco LLC.
(2)	Indicates a Company whose vessel was sold to a third party in July 2007 and subsequently leased back under a bareboat charter.
(3)	Christine Shipco LLC is owned 42.8% by the Company.
(4)	Consolidated joint venture owned 50% by the Company.
(5)	No refund guarantees have yet been received for the newbuilding contracts owned by these subsidiaries. These vessels may be delayed in delivery or may never be delivered at all.

The following wholly-owned subsidiaries have been established to acquire vessels, although vessels have not yet been identified:

	Company	Country of Incorporation
56.	Magalie Investments Corp.	Liberia
57.	Melba Management Ltd.	Liberia
58.	Naia Development Corp.	Liberia

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       Basis of Presentation and General Information-continued

In addition, the Company is the sole owner of the following non-shipowning subsidiaries:

	Company	Country of Incorporation
59.	Maryville Maritime Inc. (1)	Liberia
60.	Point Holdings Ltd. (2)	Liberia
61.	Thurman International Ltd. (3)	Liberia
62.	Bird Acquisition Corp (4)	Marshall Islands
63.	Quintana Management LLC (5)	Marshall Islands
64.	Quintana Logistics LLC (6)	Marshall Islands
65.	Pisces Shipholding Ltd. (7)	Liberia

(1)
Maryville Maritime Inc. is a management company that provides the commercial and technical management of Excel’s vessels and 4 vessels owned by the Company’s chairman. One of these vessels was sold in October 2008.

(2)	Point Holdings Ltd. is the parent company (100% owner) of one Cypriot and seventeen Liberian ship-owning companies and four Liberian non ship-owning companies.

(3)	Thurman International Ltd. is the parent company (100% owner) of Centel Shipping Company Limited, the owner of M/V Lady.

(4)
Bird Acquisition Corp. (“Bird”) is the parent company (100% owner) of 30 Marshall Islands ship-owning companies. Bird is also a joint-venture partner in seven Marshall Island ship-owning companies, six of which are 50% owned by Bird and one 42.8% owned by Bird. Bird is the successor-in-interest to Quintana Maritime Ltd.

(5)
Quintana Management LLC was the management company for Quintana’s vessels, prior to the merger on April 15, 2008. It no longer provides management services to any of Excel’s vessels, nor to any third party vessels.

(6)
Quintana Logistics was incorporated in 2005 to engage in chartering operations, including contracts of affreightment. It had no operations during the period from the merger on April 15, 2008 to December 31, 2008.

(7)	Previously the owning company of Goldmar, a vessel sold during 2006. The Company is currently in the process of being dissolved, a process expected to be completed during 2009.

In addition, as of December 31, 2008 the Company also owned 18.9% of the outstanding common stock of Oceanaut Inc. (“Oceanaut”), a corporation in the development stage, organized on May 3, 2006 under the laws of the Republic of the Marshall Islands. Oceanaut was formed to acquire, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry. Approximately 3.8% of Oceanaut is held by certain of the Company’s officers and directors.

During the years ended December 31, 2006, 2007 and 2008 three charterers individually accounted for more than 10% of the Company’s voyage revenues as follows:

Charterer	2006	2007	2008
A	15%	-
B		12%
C			23%

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.      Basis of Presentation and General Information-continued

Consolidated Joint Ventures

Following the acquisition of Quintana, the Company is a party to seven joint venture agreements for the formation of joint venture ship-owning companies. Each of the joint ventures was formed to be the owner of a newbuilding Capesize drybulk carrier, under specific construction contracts or MOAs signed for a total contract price of $542.1 million. Christine Shipco LLC is owned 42.8% by the Company and 28.6% by each of Robertson Maritime Investors LLC (“RMI”) and AMCIC Cape Holdings LLC (“AMCIC”), both affiliates to certain members of the Company’s Board of Directors. Each of the other six joint ventures, Lillie Shipco LLC, Hope Shipco LLC, Fritz Shipco LLC, Benthe Shipco LLC, Gayle Frances Shipco LLC, and Iron Lena Shipco LLC is owned 50% by the Company and 50% by AMCIC. Advance payments under the contracts amounted to $61.5 million as of December 31, 2008, of which $8.0 million were paid subsequent to the acquisition of Quintana.  The Company has issued performance guarantees on behalf of Lillie Shipco LLC and Hope Shipco LLC, which guarantee the performance of each joint venture’s obligations and responsibilities under the newbuilding contracts. In particular, the Company has guaranteed the payment of the contract price of the relevant vessels if the joint ventures are in default under the terms of the contract. The contract prices for the newbuildings are $80.6 million and $80.1 million respectively. The guarantees expire on delivery of the vessels to each joint venture. If the sellers of the vessels were to make demand under the guarantees, the Company would have recourse against AMCIC for breach of the agreement governing the rights and obligations of the joint venture partners.

No refund guarantees have been received for 4 newbuildings of the joint venture ship-owning companies Fritz Shipco LLC, Benthe Shipco LLC, Gayle Frances Shipco LLC, and Iron Lena Shipco LLC, and the construction of these vessels has not commenced yet. Therefore, these vessels may be delivered late or not delivered at all. Until the refund guarantee is received, no instalments will be made. The Company has pledged no assets as collateral for the joint ventures’ obligations.

2.      Significant Accounting policies:

a)
Principles of Consolidation: The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles and include in each of the three years in the period ended December 31, 2008 the accounts and operating results of the Company and its wholly-owned and majority-owned subsidiaries referred to in Note 1 above. All significant inter-company balances and transactions have been eliminated in consolidation. The Company consolidates all subsidiaries that are more than 50% owned.

In addition, following the provisions of FASB Interpretation No. 46R Consolidation of Variable Interest Entities, an interpretation of ARB No.51, issued in December 2003, the Company evaluates any interest held in other entities to determine whether the entity is a Variable Interest Entity (“VIE”) and if the Company is the primary beneficiary of the VIE. In this respect, the Company has evaluated its interests in the joint ventures discussed in Note 1 above and it has determined that, although it does not hold a majority voting interest in any of the joint ventures, each joint venture is a variable interest entity as defined under FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” (“FIN46(R)”) and that the Company is, in each case, the primary beneficiary. As such, in accordance with FIN46(R), the Company consolidates the joint ventures. The joint venture partners’ share of the net income or loss of the joint ventures is presented separately in the accompanying consolidated statements of operations as minority interests. The joint venture ship-owning companies’net assets as of December 31, 2008, net of any fair value adjustments assigned to the newbuildings as a result of the acquisition, amounted to $22.4 million. The partners’share of net assets is presented separately in the accompanying 2008 consolidated balance sheet as minority interests.

The Company’s investment in Oceanaut (Note 1), in which the Company believes it exercises significant influence over operating and financial policies, is accounted for using the equity method. Under this method the investment is carried at cost, and is adjusted to recognize the investor’s share of the earnings or losses of the investee after the date of acquisition and is adjusted for impairment whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income by the investor and such amount reflects adjustments similar to those made in preparing consolidated financial statements including adjustments to eliminate intercompany gains and losses, and to amortize, if appropriate, any differences between investor cost and underlying equity in net assets of the investee at the date of acquisition.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.      Significant Accounting policies-continued

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

b)
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

c)
Other Comprehensive Income (Loss): The Company follows the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income”, which requires separate presentation of certain transactions, which are recorded directly as components of Stockholders’ equity. Company’s comprehensive income (loss) is comprised of net income less actuarial gains/losses related to the adoption and implementation of SFAS No. 158 and for the year ended December 31, 2007 the Company’s share in capital raised by its equity investee.

d)
Concentration of Credit Risk:  Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings.

e)
Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company’s accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are separately reflected in the accompanying consolidated statements of operations.

f)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

g)
Restricted Cash: Restricted cash includes bank deposits that are required under the Company’s borrowing arrangements which are used to fund the loan instalments coming due. The funds can only be used for the purposes of loan repayment. In addition, restricted cash also includes minimum cash deposits required to be maintained with certain banks under the Company’s borrowing arrangements

h)
Accounts Receivable Trade, net: Accounts receivable-trade, net at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision for doubtful accounts at December 31, 2007 and 2008 amounted to $283 and $187, respectively.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.      Significant Accounting policies-continued

i)
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

j)	Inventories: Inventories consist of consumable bunkers, lubricants and victualling stores, which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

k)
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

The cost of each of the Company’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value (vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Effective October 1, 2008 and following management’s reassessment of the residual value of the vessels, the estimated scrap value per light weight ton (LWT) was increased to $0.2 from $0.12. Management’s estimate was based on the average demolition prices prevailing in the market during the last five years for which historical data were available. The effect of this change in accounting estimate, which did not require retrospective application as per SFAS No. 154 “Accounting Changes and Error Corrections” was to decrease net loss for the year ended December 31, 2008 by $459 or $0.01 per weighted average number of share, both basic and diluted.

Management estimates the useful life of the Company’s vessels to be 28 years from the date of initial delivery from the shipyard. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

l)
Office furniture and Equipment, net: Office furniture and equipment, net are stated at cost less accumulated depreciation. Depreciation is calculated on a straight line basis over the estimated useful life of the specific asset placed in service which range from three to nine years.

m)
Impairment of Long-Lived Assets: The Company uses SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset which is determined based on management estimates and assumptions and by making use of available market data. The Company evaluates the carrying amounts (primarily for vessels and related drydock and special survey costs) and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since mid-August 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates, conditions that the Company considers indicators of potential impairment. The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.      Significant Accounting policies-continued

The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days over the remaining estimated life of the vessel, net of vessel operating expenses, inflation adjusted. When the Company’s estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value plus any unamortized drydocking and special survey costs, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value if the fair market value is lower than the vessel’s carrying value.

No impairment loss was recorded in the years ended December 31, 2006 and 2007. The Company’s impairment analysis as of December 31, 2008 resulted to an impairment loss of $2.4 million recorded and separately reflected in the accompanying 2008 consolidated statement of operations.

n)
Intangible assets/liabilities related to time charter acquired: Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed.  When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as an asset; otherwise, the difference is recorded as liability. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the remaining period of the time charters acquired.

o)
Goodwill: Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired. In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), the Company performs a goodwill impairment analysis using the two-step method on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverability of goodwill is measured at the Company’s level representing the reporting unit as provided in SFAS 142 by comparing the Company’s carrying amount, including goodwill, to the fair market value of the Company.  The first step of the goodwill impairment test (Step one) is to identify potential impairment. If the fair value of a reporting unit exceeds its carrying amount, no impairment of the goodwill of the reporting unit is indicated and the second step of the impairment test is unnecessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test (Step Two) is performed to measure the amount of impairment loss, if any.

The Company performed the annual testing for impairment of goodwill as of September 30, 2008 and determined that no indication of goodwill impairment existed as of that date.

SFAS 142 requires goodwill of a reporting unit to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  In this respect, during the fourth quarter of 2008, management concluded that sufficient indicators existed requiring it to perform another goodwill impairment analysis as of December 31, 2008. Management made this determination based upon a combination of factors, including the significant and sustained decline in the Company’s market capitalization below its book value, the current financial turmoil, the deteriorating charter rates during the fourth quarter of 2008 and illiquidity in the overall credit markets. In estimating the fair value, management used the income approach which estimates fair value based upon future revenue, expenses and cash flows discounted to their present value using the Company’s estimated weighted average cost of capital. The estimated future cash flows projected can vary within a range of outcomes depending on the assumptions and estimates used. The estimates and judgments that most significantly affect the fair value calculation are fleet utilization, daily charter rates and capital expenditures.

 Based on the analysis performed, management concluded that the carrying value of goodwill was above its implied fair value as of December 31, 2008 and an impairment loss of $335.4 million was recognized as of December 31, 2008.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.      Significant Accounting policies-continued

p)
Accounting for Dry-Docking and Special Survey Costs: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are deferred and as of December 31, 2005 were amortized on a straight-line basis over a period of 2.5 years and 5 years, respectively which approximated the next dry-docking and special survey due dates. Within 2006 and following management’s reassessment of the service lives of these costs, the amortization period of the deferred special survey costs was changed from 5 years to the earliest between the date of the next dry-docking and 2.5 years for all surveys. The effect of this change in accounting estimate, which did not require retrospective application as per SFAS No. 154 “Accounting Changes and Error Corrections”, was to decrease net income and basic and diluted earnings per share for the year ended December 31, 2006 by $655 and $0.03 per share, respectively. Unamortized dry-docking and special survey costs of vessels that are sold are written off at the time of the respective vessels’ sale and are included in the calculation of the resulting gain or loss from such sale.

q)
Business Combinations: In accordance with SFAS No. 141, Business Combinations (“SFAS No. 141”), the purchase price of acquired businesses or properties is allocated to tangible and identified intangible assets and liabilities based on their respective fair values. Costs incurred in relation to pursuing any business acquisition are capitalized when they are directly related to the business acquisition and the acquisition is probable. Following the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations”, such direct costs are allocated to tangible and intangible assets upon the consummation of a business acquisition. Fees paid to bankers in relation to obtaining related financing are an element of the effective interest cost of the debt; therefore they are classified as a contra to debt upon the business acquisition consummation and the receipt of the related debt proceeds and are amortized using the effective interest method through the term of the respective debt.

r)
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

s)
Convertible Senior Notes: In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, EITF Issue No. 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock” and EITF Issue No. 01-6 “The Meaning of Indexed to a Company’s Own Stock”, the Company evaluated the embedded conversion option of the 1.875% Convertible Senior Notes (the “Notes”) due 2027 and concluded that the embedded conversion option contained within the Notes should not be accounted for separately because the conversion option is indexed to the Company’s common stock and would be classified within stockholders’ equity, if issued on a standalone basis. In addition, the Company evaluated the terms of the Notes for a beneficial conversion feature in accordance with EITF No. 98-5 “Accounting for Convertible Securities with Beneficial Conversion or Contingently Adjustable Conversion Ratios” and EITF No. 00-27, “Application of Issue 98-5 to Certain Convertible Instruments” and concluded that there was no beneficial conversion feature at the commitment date based on the conversion rate of the Notes relative to the commitment date stock price. The Company will continue to evaluate potential future beneficial conversion charges based upon potential future triggering conversion events.

t)
Financial Instruments: The principal financial assets of the Company consist of cash and cash equivalents and restricted cash, accounts receivable, trade (net of allowance), and prepayments and advances. The principal financial liabilities of the Company consist of accounts payable, accrued liabilities, deferred revenue, long-term debt, and interest-rate swaps. The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities, with the exception of the 1.875% Unsecured Convertible Senior Notes due 2027 (Note 9), approximate their respective fair values.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.      Significant Accounting policies-continued

u)
Derivatives: The Company is exposed to the impact of interest rate changes. The Company’s objective is to manage the impact of interest rate changes on earnings and cash flows of its borrowings. The Company uses interest rate swaps to manage net exposure to interest rate changes related to its borrowings and to lower its overall borrowing costs. Such swap agreements, designated as “economic hedges” are recorded at fair with changes in the derivatives’ fair value recognized in earnings unless specific hedge accounting criteria are met. During the years ended December 31, 2006, 2007 and 2008, there was no derivative transaction meeting such hedge accounting criteria and therefore the change in their fair value is recognised in earnings.

v)
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

w)
Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred and are included in Vessel operating expenses in the accompanying consolidated statements of operations.

x)
Pension and Retirement Benefit Obligations: Administrative employees are covered by state-sponsored pension funds. Both employees and the Company are required to contribute a portion of the employees’ gross salary to the fund. Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits and accordingly the Company has no such obligation. Employer’s contributions for the years ended December 31, 2006, 2007 and 2008 amounted to $0.6 million, $1.4 million and $2.4 million, respectively.

y)
Staff Leaving Indemnities – Administrative Personnel: The Company’s employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee’s compensation, length of service and manner of termination (dismissed or retired). Employees who resign, or are dismissed with cause are not entitled to termination payments. The Company’s liability on an actuarially determined basis, at December 31, 2007 and 2008 amounted to $0.6 million and $0.8 million respectively, while the amount recognized as Accumulated Other Comprehensive Loss at December 31, 2006, 2007 and 2008, following the adoption of SFAS No.158, amounted to $79, $65 and $74, respectively.

z)
Stock-Based Compensation: Following the provisions of SFAS No. 123(R), the Company recognizes all share-based payments to employees, including grants of employee stock options, in the consolidated statements of operations based on their fair values on the grant date.

aa)
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

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.      Significant Accounting policies-continued

FIN 48 was effective for fiscal years beginning after December 15, 2006. The adoption of this standard did not have an impact on the Company’s consolidated financial statements and results of operations.

bb)
Earnings (losses) per Common Share: Basic earnings (losses) per common share are computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings (losses) per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities during the years ended December 31, 2006 and 2008, while in the year ended December 31, 2007 diluted earnings per share reflect the potential dilution from the outstanding stock options and restricted stock discussed in Note 12 below. In relation to the Convertible Senior Notes due 2027 discussed under (s) above, the notes holders are only entitled to the conversion premium if the share price exceeds the market price trigger of $88.73 and thus, until the stock price exceeds the conversion price of $88.73, only the portion in excess of the principal amount will be settled in shares. As of December 31, 2007 and 2008, none of the shares were dilutive since the average share price for the period from the Convertible Senior Notes issuance to December 31, 2007 and for the year ended December 31, 2008 did not exceed the conversion price.

cc)
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

dd)
Fair Value Measurements: In September, 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines, and provides guidance as to the measurement of, fair value. This statement creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS No. 157 applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles. The statement was effective for the Company as of January 1, 2008, excluding certain nonfinancial assets and nonfinancial liabilities, for which the statement is effective for fiscal years beginning after November 15, 2008 and its adoption did not have a significant impact on the Company’s financial position or results of operations.

ee)
SFAS No. 159: In February, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which permits companies to report certain financial assets and financial liabilities at fair value.  SFAS 159 was effective for the Company as of January 1, 2008 at which time the Company could elect to apply the standard prospectively and measure certain financial instruments at fair value.  The Company has evaluated the guidance contained in SFAS 159, and has elected not to report any existing financial assets or liabilities at fair value that are not already reported, therefore, the adoption of the statement had no impact on its financial position and results of operations.  The Company retains the ability to elect the fair value option for certain future assets and liabilities acquired under this new pronouncement.

ff)	Presentation changes: Certain minor reclassifications have been made to the presentation of the 2006 and 2007 consolidated financial statements to conform to those of 2008.

gg)	Accounting pronouncements not yet effective

a)
In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (SFAS No. 141R).  SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired.  SFAS No. 141R also establishes disclosure requiremets to enable the evaluation of the nature and financial effects of the business combination.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.      Significant Accounting policies-continued

SFAS No. 141 R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting beginning on or after December 15, 2008.  As the provisions of SFAS No. 141R are applied prospectively, the impact to the Company cannot be determined until any such transactions occur.

b)
In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 160 (SFAS 160) “Non-controlling Interests in Consolidated Financial Statements”, an amendment of ARB No. 51. SFAS 160 amends ARB No.51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Standard applies to all entities that prepare consolidated financial statements, except not-for-profit organizations. The objective of the Standard is to improve the relevance, compatibility and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 is effective as of the beginning of an entity’s fiscal year that begins on or after December 15, 2008. Earlier adoption is prohibited. This statement will be effective for the Company for the fiscal year beginning January 1, 2009. The adoption of this standard is not expected to have a material effect on the consolidated financial statements.

c)
In March 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 161 (SFAS 161) “ Disclosure about Derivative Instruments and Hedging Activities”, an amendment of FASB Statement No. 133.  SFAS 161 amends and expands the disclosure requirements of FASB No. 133 with the intent to provide users of financial statements with enhanced understanding of derivative instruments and hedging activities. SFAS 161 requires qualitative disclosures out objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on instruments, and disclosures about credit-risk-related contingent features in derivative agreements.

This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement does not require comparative disclosures for earlier periods at initial adoption. The adoption of this standard is not expected to have a material effect on the consolidated financial statements.

d)
In May 2008, the FASB issued FSP No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) ("FSP APB 14-1"), which requires the issuer of certain convertible debt instruments to separately account for the liability and equity components of the instrument and reflect interest expense at the entity's market rate of borrowing for non-convertible debt instruments. FSP APB 14-1 requires retrospective restatement of all periods presented with the cumulative effect of the change in accounting principle on prior periods being recognized as of the beginning of the first period presented. The adoption of FSP APB 14-1 will have an effect on the accounting, both retrospectively and prospectively, for the Company’s convertible notes. Aside from a reduction of debt balances and an increase to shareholders' equity by $48.8 million and $43.5 million on the 2007 and 2008 consolidated balance sheets, the Company expects the retrospective application of FSP APB 14-1 to result in a non-cash increase to its annual historical interest expense, net of amounts capitalized, of approximately $1.1 million and $5.6 million for 2007 and 2008, respectively. Additionally, the Company expects that the adoption will result in a non-cash increase to its projected annual interest expense, net of amounts expected to be capitalized, of approximately $6.2 million, $6.7 million, $7.4 million for each of the three years ending December 31, 2011.

3.     Transactions with Related Parties:

Excel Management Ltd.

The Company has a brokering agreement with Excel Management Ltd., under which Excel Management Ltd. acts as the Company’s broker to provide services for the employment and chartering of the Company’s vessels, for a commission fee equal to 1.25% of the revenue of each contract Excel Management Ltd. has brokered.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.      Transactions with Related Parties-continued

The agreement was effective January 1, 2005 for an initial period of one year and is automatically extended for successive one year periods, unless written notice by either party is given at least one year prior to the commencement of the applicable one year extension period. Commissions charged by Excel Management Ltd. during the years ended December 31, 2006, 2007 and 2008 amounted to $1.5 million, $2.2 million and $3.6 million, respectively and are separately reflected in the accompanying consolidated statements of operations. Amounts due to Excel Management Ltd. as at December 31, 2007 and 2008 were $167 and $175, respectively, and are included in due to related parties in the accompanying consolidated balance sheets.

As discussed in Note 1, the operations of the Company’s vessels are managed by Maryville, a wholly owned subsidiary of the Company. As of December 31, 2004, the operations of the Company's vessels were managed by Excel Management Ltd., a corporation which is controlled by the Company's Chairman of the Board of Directors under a management agreement, initially due to expire on April 30, 2008, which was terminated on March 2, 2005 with effect from January 1, 2005. In exchange for terminating the management agreement mentioned above and in exchange for a one time cash payment of $ 2,024, the Company agreed to issue 205,442 shares no later than March 2, 2007 (following an amendment on March 2, 2006 based on an addendum to the original Management Termination agreement to extend the period for the issuance of the shares for one year) of its Class A common stock to Excel Management Ltd. and to issue to Excel Management Ltd additional shares at any time before January 1, 2009 if the Company issues additional shares of Class A common stock to any other party for any reason, such that the number of additional Class A common stock to be issued to Excel Management Ltd. together with the 205,442 shares of Class A common stock to be issued to Excel Management Ltd., in the aggregate, equal 1.5% of the Company's total outstanding Class A common stock after taking into account the third party issuance and the shares to be issued to Excel Management Ltd.

The fair value of the 205,442 Class A shares and the fair value of the anti-dilution provision on the date of the agreement totaled $6,987 and it was credited to stockholders equity, while the amount of $2,024 was reflected as a receivable and classified as a reduction of stockholders equity as of December 31, 2005.

On June 19, 2007, the Company received a lump sum cash payment of $2,024 that was due from Excel Management Ltd. and issued 298,403 shares of Class A common stock in accordance with the termination agreement discussed above. In addition, following the shares issued as part of the consideration paid for the acquisition of Quintana discussed in Note 1 above and the shares issued during the year ended December 31, 2008 in connection with the cancellation of a vessel’s purchase and the stock based awards discussed under Note 8 and 12, respectively, below, 392,801 Class A common shares were issued to Excel Management Ltd pursuant to the anti-dilution provision under the termination agreement. All shares issued are subject to a two-year lock-up from the date of their issuance.

Vessels under management

Maryville (Note 1) provides shipping services to certain related ship-owning companies, which are affiliated with the Chairman of the Company’s Board of Directors. The revenues earned for the years ended December 31, 2006, 2007 and 2008 amounted to $0.6 million, $0.8 million and $0.9 million, respectively and are separately reflected in the accompanying consolidated statements of operations. Amounts due to such related companies as of December 31, 2007 and 2008 were $215 and $466, respectively, while as of December 31, 2008 there was also a receivable of $221. Such amounts are included in due to/from related parties in the accompanying consolidated balance sheets.

In addition, Maryville provides technical and supervision support to the construction of each of the existing joint venture vessels (Note 6) for $60 per annum per vessel, starting from the effective date of the joint venture agreements until their respective delivery.

Sale of Vessel

On April 27, 2007, the Company’s Board of Directors approved the sale of vessel Goldmar for $15.7 million, net of selling costs to a company affiliated with the Company’s Chairman.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.       Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2007	2008
Bunkers	837	715
Lubricants	1,240	3,999
Victualling stores	138	-
	2,215	4,714

5.       Vessels and office furniture and equipment, net:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2007	2008
Vessels cost	600,486	2,952,403
Accumulated depreciation	(73,322)	(165,686)
Vessels, net	527,164	2,786,717

Office furniture and equipment cost	1,941	2,584
Accumulated depreciation	(475)	(862)
Office furniture and equipment, net	1,466	1,722

All of the Company’s vessels, apart from the latest delivered Sandra, have been provided as collateral to secure the bank loans discussed in Note 9 below.  Vessel cost at December 31, 2008 includes $2,210,750 representing the fair value of Quintana’s vessels at the acquisition date.

On April 27, 2007, the Company’s Board of Directors approved the sale of vessel Goldmar for $15.7 million, net of selling costs to a company affiliated with the Company’s Chairman.  The realized gain of approximately $6.2 million (net of $0.8 million of unamortized dry-docking costs written-off as at the date of sale) was recognized on delivery of the vessel to the buyer in May 2007 and is separately reflected in the accompanying 2007 consolidated statement of operations as gain on sale of vessel. In December 2007, the vessels July M and Mairouli were delivered to the Company for $126.0 million in total.

On December 26, 2008 vessel Sandra was delivered from the shipyard at a total cost of $149.1 million reflecting the contract price and capitalized expenses of $93.1 million and the Company’s portion of the excess of the fair value of the contract over its contracted price at the time of Quintana’s acquisition.

Management’s impairment analysis as of December 31, 2008, indicated that future undiscounted operating cash flows for vessel Swift were below the vessel’s carrying amount, and accordingly an impairment loss of approximately $2.4 million, of which an amount of $0.2 million related to the write down of the respective vessel’s unamortized balance of drydocking and special survey costs, was recognized and separately reflected in the accompanying 2008 consolidated statement of operations.

6.       Advances for vessels under construction:

Advances for vessels under construction as of December 31, 2008 reflect the advances paid to the shipyard for vessels Christine, Hope and Lille (Note 1), as well as, the Company’s portion of the excess of the fair value of these contracts over their contracted prices and capitalized interest. The amount shown in the accompanying 2008 consolidated balance sheet is analyzed as follows:

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.       Advances for vessels under construction-continued

Advances to the shipyard and initial expenses	61,514
Company’s portion on the excess of the fair value of new building contracts over their contractual prices following the purchase method of accounting (Note 1)	43,319
Capitalized interest	2,017
Other	48
106,898

7.       Deferred Charges, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2007	2008
Unamortized dry-docking and special survey costs (i)	6,427	12,334
Unamortized financing fees (ii)	7,170	3,810
Pre-acquisition costs (iii)	1,522	-
	15,119	16,144

i)
During the years ended December 31, 2006, 2007 and 2008, the Company incurred dry-docking and special survey costs of approximately $4.2 million, $6.8 million and $13.5 million, respectively, while amortization for the same years amounted to $1.5 million, $3.9 million and $7.4 million, respectively and is separately reflected in the accompanying consolidated statements of operations.

ii)
As of December 31, 2007, deferred financing costs consisted of: (i) $4.5 million related to issuance costs paid in connection with the Convertible Senior Notes and (ii) $2.7 million related to arrangement fees for the senior credit facility (“the Credit Facility”) that the Company had been committed to in connection with the acquisition of Quintana. Additions in the year ended December 31, 2008 amounted to $15.3 million relating to arrangement fees paid for the Credit facility at the signing of the agreement, as well as to deferred financing costs of Quintana’s loans for the financing of the new buildings assumed upon/incurred following the acquisition date. As of December 31, 2008 deferred financing costs of $15.0 million were reclassified and are now shown as a contra to debt (refer to Note 9), while the outstanding balance of $3.8 million is related to the Convertible Senior Notes. The amortization of the fees is included in Interest and finance costs in the accompanying consolidated statements of operations.

iii)
As of December 31, 2007, pre-acquisition costs relate to direct costs incurred in connection with the acquisition of Quintana, of which $1,522 were accrued as of that date. At the acquisition date, the balance of the pre-acquisition costs was capitalized as part of the cost of the acquisition as further discussed in Note 1.

8.       Investment in affiliate:

As discussed in Note 1, the Company holds 18.9% of the outstanding common stock of Oceanaut. On March 6, 2007 Oceanaut completed its initial public offering in the United States under the United States Securities Act of 1933, as amended and sold 18,750,000 units, or the units, at a price of $8.00 per unit, raising gross proceeds of $150.0 million. Prior to the closing of the initial public offering, Oceanaut consummated a private placement to the Company, consisting of 1,125,000 units at $8.00 per unit price and 2,000,000 warrants at $1.00 per warrant to purchase an equivalent amount of common stock at a price of $6.00 per share, raising gross proceeds of $11.0 million. Each unit issued in the initial public offering and the private placement consists of one newly issued share of Oceanaut’s common stock and one warrant to purchase one share of common stock. The initial public offering and the private placement generated gross proceeds in an aggregate amount of $161.0 million to be used to complete a business combination with a target business. This amount, less certain amounts paid to the underwriters and an amount withheld for use as working capital, is held in a trust account until the earlier of (i) the consummation of a business combination or (ii) the distribution of the trust account under Oceanaut’s liquidation procedure.  The remaining proceeds not held in trust were used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses, as well as claims raised by any third party.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.       Investment in affiliate-continued:

In the event that Oceanaut would not consummate a Business Combination within 18 months from the date of the consummation of the Offering (March 6, 2007), or 24 months from the consummation of the Offering if certain extension criteria had been satisfied  and would be liquidated, the Company had waived its right to receive distributions with respect to the 2,000,000 warrants and 500,000 of 1,125,000 units purchased in the private placement amounting to $6.0 million, while it would be entitled to receive the same liquidation rights as the purchasers of shares in the initial public offering with respect to the remaining 625,000 units acquired in the private placement. In addition, in the event of a dissolution and liquidation of Oceanaut, the Company would cover any shortfall in the trust account as a result of any claims by various vendors, prospective target businesses or other entities for services rendered or products sold to Oceanaut, if such vendor or prospective target business or other third party had not executed a valid and enforceable waiver of any rights or claims to the trust account, up to a maximum of $75.

Prior to the initial public offering and private placement of shares of Oceanaut, the Company owned 75% of the outstanding common stock of Oceanaut, with the remaining 25% being held by certain of the Company’s officers and directors.  As such, the financial position and results of operations of Oceanaut were included in the consolidated financial statements of the Company.  Subsequent to the initial public offering and private placement, the Company evaluated its relationship with Oceanaut and determined that Oceanaut was not required to be consolidated in the Company’s financial statements pursuant to FIN 46R because Oceanaut did not meet the criteria for a variable interest entity.  As such, subsequent to March 6, 2007, Oceanaut is accounted for under the equity method of accounting on the basis of the Company’s ability to influence Oceanaut’s operating and financial decisions.  Investment in affiliate in the accompanying consolidated balance sheets reflects the Company’s investment at cost, adjusted for its 18.9% ownership share of Oceanaut’s operations and for the Company’s share of changes in Oceanaut’s capital following the completion of its initial public offering in accordance with the guidance in Staff Accounting Bulletin No. 84 Topic 5G.

On February 18, 2009, the board of directors of Oceanaut determined that Oceanaut would not consummate a business combination by the March 6, 2009 deadline provided for in its charter and that it would be advisable that Oceanaut be dissolved. The above plan of liquidation is subject to Oceanaut’s shareholders approval (Note 19 (e)).

In view of the anticipated liquidation, the Company evaluated the recoverability of its investment in Oceanaut and determined that an amount of $11.0 million would not be recoverable in the event of Oceanaut’s liquidation and that a loss in value of its investment should be recognized as of December 31, 2008. The amount is separately reflected in the accompanying 2008 consolidated statement of operations.

From the completion of its initial public offering and until February 2009, Oceanaut entered into the following agreements in relation to business acquisitions which were not consummated:

On October 12, 2007, Oceanaut entered into definitive agreements pursuant to which it has agreed to: (i) purchase, for an aggregate purchase price of $700 million in cash, nine dry bulk vessels from third parties, (ii) issue 10,312,500 shares of its common stock, at a purchase price of $8.00 per share, in a private placement by separate companies associated with the third parties.  On February 19, 2008, the above agreements were mutually terminated.

On August 20, 2008, Oceanaut, through its nominated subsidiaries, entered into definitive agreements pursuant to which Oceanaut agreed to purchase four dry bulk vessels from third parties for an aggregate purchase price of $352.0 million. Pursuant to Oceanaut’s Amended and Restated Articles of Incorporation, entering into these definitive agreements provided Oceanaut with a six-month extension to March 6, 2009 for consummation of a business combination.

In relation to the above agreement and in the event that Oceanaut’s shareholders would not approve the purchase of the vessels by Oceanaut, the Company had agreed to acquire one of these vessels, the Medi Cebu, from its owners for $72.5 million. As security for this obligation, the Company advanced to the seller of the Medi Cebu an amount of $7.2 million, representing the 10% advance payment until either Oceanaut would be able to satisfy its obligation under the governing Memorandum of Agreement or the Company would acquire the vessel.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.       Investment in affiliate-continued:

The purchase of the vessels was subject to the approval of Oceanaut’s shareholders. On October 8, 2008, Oceanaut announced that, in light of the current market conditions, the special shareholders’ meeting scheduled for October 15, 2008 was cancelled. Oceanaut would advise its shareholders of the new meeting date if and when it would be rescheduled. Oceanaut was also discussing whether the terms of each of the four MOAs, dated August 20, 2008, as amended on September 5, 2008, for the purchase of dry bulk carrier vessels will be extended or restructured. Following the cancellation of Oceanaut’s shareholders meeting, the Company entered into negotiations with the sellers of the Medi Cebu and on December 18, 2008, both parties agreed to mutually terminate the Memorandum of agreement entered for the vessel acquisition. In consideration of the agreement termination, the advance payment of $7.2 million was released to the vessel’s sellers who also received 1,100,000 of the Company’s Class A common shares. Such termination costs totalling $15.6 million are separately reflected in the accompanying 2008 consolidated statement of operations. In addition, the vessel’s sellers have granted the Company a purchase option on the vessel for $25.7 million on a charter free basis at any date up to and including December 31, 2009. Following the loan amendments concluded in March 2009 (Note 19(d)), it is unlikely that the Company will exercise such option.

In connection with the acquisition contemplated by the August 20, 2008 agreement, the Company entered into the following agreements that were conditional on such transaction being approved by Oceanaut stockholders and being consummated.

(a)
Right of first refusal and corporate opportunity agreement providing that, commencing on the date of consummation of the transaction and extending until the fifth anniversary of the date of such agreement, the Company would provide Oceanaut with a right of first refusal on any of the  acquisition, operation, chartering-in, sale or disposition of any dry bulk carrier that would be subject to a time or bareboat charter-out having a remaining duration, excluding any extension options, of at least four years.

(b)
Subordination Agreement pursuant to which the Company and its current directors and officers had agreed that 5,578,125 of their shares of common stock acquired prior to Oceanaut’s initial public offering would become subordinated shares after the initial closing of the vessels acquisition.

(c)
Series A preferred stock financing pursuant to which Oceanaut agreed to sell up to $62.0 million in shares of its series A preferred stock to the Company, of which $15.0 million would be used to finance a portion of the aggregate purchase price of the vessels and up to $47.0 million of which would be used to fund the balance of the aggregate purchase price of the vessels, to the extent that funds in the trust account would be used to pay public shareholders that exercised their conversion rights.

(d)	Commercial Management Agreement under the terms of which the Company would provide commercial management services to the Oceanaut’s subsidiaries.

(e)
Technical Management Agreement under the terms of which Maryville would perform certain duties that would include general administrative and support services necessary for the operation and employment of all vessels to be owned by all of Oceanaut’s subsidiaries.

9. Long-Term Debt:

The following table summarizes the Company’s long-term debt:

	2007	2008
Description
Long-term loans, net of unamortized deferred financing costs of $1.1 million and $14.9 million respectively	$257,764	$1,331,510
Credit facilities of consolidated joint ventures, net of unamortized deferred financing costs of $0.1 million	—	42,932
1.875% Convertible Senior Notes due 2027	150,000	150,000

	407,764	1,524,442
Less: Current portion of long-term debt	(39,179)	(220,410)

Long-term debt, net of current portion	368,585	1,304,032

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

  9.    Long-Term Debt-continued

Long- term loans

In April 2008 the Company entered into a credit facility of $1.4 billion in order to finance the cash consideration paid to Quintana’s shareholders, to repay Quintana’s loans and the outstanding balance ($175.9 million) of certain Company’s loans and for working capital purposes.  The loan consists of a term loan ($1.0 billion) and a revolving credit facility ($400.0 million) and it was drawndown in full on April 15, 2008. The term loan amortizes in quarterly variable installments through April 2016, while the revolving credit facility shall be repaid in one installment on the term loan maturity date.

The loan contains certain financial covenants that require the Company to maintain an adjusted market value leverage ratio of not greater than 70%, maintain a ratio of EBITDA to gross interest expense of not less than 3.0 to 1.0, maintain a book net worth of greater than $750.0 million, maintain a minimum of cash and cash equivalents of no less than 7.5% of the outstanding total debt, and to ensure that the aggregate fair market value of the collateral vessels at all times is not less than 135% of the sum of (i) the then aggregate outstanding principal amount of the term loan and (ii) the unused commitment under the revolving loan, provided that the Company has 45 days to cure any default under this particular covenant so long as the default was not the result of a voluntary vessel disposition.

In November 2007, the Company concluded a term loan of $75.6 million in order to partly finance the acquisition cost of the vessels acquired in December 2007 (Note 5). The loan amortizes in quarterly equal installments through December 2022 plus a balloon payment together with the last installment.

The loan contains certain financial covenants that require the Company to maintain an adjusted market value leverage ratio of not greater than 70%, maintain a ratio of EBITDA to net interest expense greater than 2.0 to 1.0, maintain a net worth (adjusted by the market value of total assets) of at least $150.0 million, maintain a minimum of cash and marketable securities of an amount not less than $10.0 million; and to ensure that the aggregate fair market value of the borrowers’ vessels at all times is not less than 125% of the sum of the loan.

With respect to the above two loans and as of December 31, 2008, the Company was not in compliance with the financial covenants relating to the leverage ratio and the minimum vessels market values securing the outstanding loan balances. In order to address the above non-compliance and any probable non compliance with the minimum liquidity covenant of the $1.4 billion credit facility during the next twelve months, the Company reached agreements with its lenders and amended certain loan terms (Note 19) for a period up to January 1st,  2011.

The loans are guaranteed by the Company, certain Company’s direct and indirect subsidiaries and the securities include, among other assets, mortgages on the vessels and assignments of their earnings. The Company is permitted to pay dividends under certain conditions and for amounts as defined in the related loan agreements (Note 19(d)).

Credit Facilities of Consolidated Joint Ventures

In April 2007, Christine Shipco LLC entered into a secured loan agreement for an amount equal to 70% of the pre-delivery instalments, or $25.3 million, for the Capesize newbuilding, to be named Christine. Pre-delivery instalments payable to the yard are expected to total approximately $36.2 million, including partners’ commitments. As of December 31, 2008, $15.2 million have been drawndown under the facility. The loan is repayable in one instalment on the earlier of the delivery date or August 31, 2010, but the loan may be prepaid in full or in part at any time.

The delivery date is expected to be during the first quarter of 2010. Under the terms of the joint venture agreement and the loan agreement, Quintana Maritime Limited, and ultimately the Company following the acquisition, is not responsible for repayment of the pre-delivery financing. Christine Shipco LLC expects to refinance the loan upon delivery and borrow an amount equal to the sum of the pre-delivery financing outstanding at delivery and 70% of the delivery instalment. The Company will be obliged to make capital contributions to Christine Shipco LLC to cover 42.8% of the principal and interest due upon refinancing of the facility.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

  9.    Long-Term Debt-continued

The facility contains a loan additional security clause which states that the fair market value of the vessel less any part of the purchase price under the memorandum of agreement, or MOA, still to be paid to the seller equals at least 130% of the outstanding loan. In addition, the facility contains customary restrictive covenants and events of default, including no payment of principal or interest, breach of covenants or material misrepresentations, default under other material indebtedness, bankruptcy and change of control. If an event of default occurs and is continuing, the lender may cancel any part of the loan amount not then advanced and declare the amount already drawn down payable. Christine Shipco LLC is not permitted to pay dividends without the prior written consent of the lender. As of December 31, 2008, Christine did not meet the additional security clause and as such, the resulted shortfall under such clause, amounting to $11.9 million was classified in current portion of long-term debt in the accompanying 2008 consolidated balance sheet. As discussed above, under the terms of the joint venture agreements the Company is not responsible for the repayment of the pre-delivery financing.

In May 2007, Lillie Shipco LLC and Hope Shipco LLC entered into separate secured loan agreements for amounts equal to 70% of the first pre-delivery instalments due to the shipyard, or $11.3 million and $10.9 million, respectively. The loan facilities were drawn down in full upon payment of the first pre-delivery instalments in May 2007. In April 2008 Lillie Shipco LLC drew down an amount of $5.6 million to partly finance the second pre-delivery instalment of the vessel Lillie. Each of the loans is repayable in one instalment. Based on an amendment dated April 14, 2008, it was agreed to extend the repayment date to July 31, 2009 from April 18, 2008. Under the terms of the joint venture agreements governing Lillie Shipco LLC and Hope Shipco LLC, the Company will be responsible for repaying 50% of the outstanding balance of each loan on the repayment date.  The loan was further amended in July 2008 in relation to the interest margin. Both Lillie Shipco LLC and Hope Shipco LLC expect to refinance the loans to cover the remaining pre-delivery instalments. As of December 31, 2008, Lillie Shipco LLC and Hope Shipco LLC did not meet the additional security clause as provided by the loan agreement, such balances amounting to $16.9 million and $10.9 million, respectively, which are repayable according to the loan terms in July 2009 were classified in the current portion of long-term debt in the accompanying 2008 consolidated balance sheet.

Each of the facilities contains a loan covenant which states that the fair market value of the vessel less any part of the purchase price under the MOA, still to be paid to the builder equals at least 115% of the outstanding loan. In addition, the facilities contain customary restrictive covenants and events of default, including no payment of principal or interest, breach of covenants or material misrepresentations, default under other material indebtedness, bankruptcy and change of control. Neither Lillie Shipco LLC nor Hope Shipco LLC are permitted to pay dividends without the prior written consent of the lenders. The loans are secured by assignments of the shipbuilding contracts/ Memorandum of Agreement, refund and performance guarantees.

Borrowings under the credit facilities discussed above bear interest at LIBOR plus a margin and the average interest rate (including the margin) at December 31, 2007 and 2008 was 5.98% and 5.5%, respectively.

1.875% Unsecured Convertible Senior Notes due 2027

In October 2007, the Company completed its offering of $125,000 aggregate principal amount of Convertible un-secured Senior Notes due 2027 (the “Notes”) subsequent to which, the initial purchaser exercised in full its option to acquire an additional of $25,000 of the Notes solely to cover over-allotments. The Notes bear interest semi-annually at a rate of 1.875% per annum, commenced on April 15, 2008 and were initially convertible at a base conversion rate of approximately 10.9529 Excel Class A common shares per $1 principal amount of Notes. This conversion rate has since been adjusted to 11.2702 Excel Class A common shares per $1 principal amount of Notes as a consequence of the payment of dividends by the Company in 2008 at levels exceeding a threshold set forth in the indenture governing the notes. The initial conversion price was set at $91.30 per share and an incremental share factor of 5.4765 Excel Class A common shares per $1 principal amount of Notes. The conversion price has since been adjusted to $88.73 per share and the incremental share factor has since been adjusted to 5.6351 Excel Class A common shares per $1 principal amount of Notes. On conversion, any amount due up to the principal portion of the notes will be paid in cash, with the remainder, if any, settled in shares of Excel Class A common shares. In addition, the notes holders are only entitled to the conversion premium if the share price exceeds the market price trigger of $88.73 and thus, until the stock price exceeds the conversion price of $88.73, the instrument will not be settled in shares and only the portion in excess of the principal amount will be settled in shares. The Notes are due October 15, 2027.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

  9.    Long-Term Debt-continued

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

In addition, the Company has entered into a registration rights agreement with the initial purchaser of the Notes for the benefit of the holders of the Notes and the shares of its Class A common stock issuable on conversion of the Notes. Under this agreement, the Company has filed a shelf registration statement with the SEC covering resales of the Notes and the shares of its Class A common stock issuable on conversion of the Notes to be maintained effective for a specified period of time as provided in the related agreement. In case the Company defaults under the registration rights agreement, it shall pay interest at an annual rate of 0.5% of the principal amount of the Notes as liquidated damages to Record Holders of Registrable Securities and in addition in respect of any Note submitted for conversion, it shall issue additional shares of Class A Common Stock equal to 3% of the applicable conversion rate as defined in the indenture. The Company filed the above-mentioned registration statement after the time set forth in the registration rights agreement and as a consequence paid additional interest in the amount of $86 on October 15, 2008.

As of December 31, 2008, taking into account the loan amendments discussed in Note 19(d) the following repayments of principal are required over the next five years and through out their term for the Company’s debt facilities, including the credit facilities of the consolidated joint ventures:

Period	Principal Repayment
January 1, 2009 to December 31, 2009	223,926
January 1, 2010 to December 31, 2010	84,034
January 1, 2011 to December 31, 2011	97,200
January 1, 2012 to December 31, 2012	104,200
January 1, 2013 to December 31, 2013	104,200
January 1, 2014 thereafter	925,900
Total	1,539,460

Interest expense for the years ended December 31, 2006, 2007 and 2008 for all facilities discussed above amounted to $15.3 million, $13.9 million and $53.3 million, respectively. Of the 2008 amount, $1.3 million has been capitalized under vessels under construction. Loan commitment fees for the years ended December 31, 2006, 2007 and 2008 amounted to $0, $0 and $940, respectively. Both are included in interest and finance costs in the accompanying consolidated statements of operations.

10.    Financial Instruments:

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, the Company uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings and to lower its overall borrowing costs.

In July and October 2006, the Company entered into two derivative contracts, consisting of an interest rate collar (cap and floor) with extendable swap (swaption) and an interest rate swap agreement maturing in July 2008 (October 2010 for the swaption) and July 2015, respectively. In April 2008, the Company closed the collar part of the agreement discussed above and received $938 from the counterparty, while on July 22, 2008 and effective July 24, 2008 the counterparty exercised its option part of the agreement (swaption) maturing on October 25, 2010. On April 15, 2008 and upon completion of the acquisition of Quintana, the Company entered into an agreement with the lending bank of Quintana and counterparty in a master swap agreement to guarantee the fulfillment of the obligations under the master swap agreement previously entered into by Quintana.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.    Financial Instruments-continued

Under the guarantee, the Company guarantees the due payment of all amounts payable under the master agreement and fully indemnify the counterparty in respect of all claims, expenses, liabilities and losses which are made or brought against or incurred by the counterparty as a result of or in connection with any obligation or liability guaranteed by the Guarantor being or becoming unenforceable, invalid, void or illegal.

Under the terms of the swap, the Company makes quarterly payments to the counterparty based on a decreasing notional amount by $13.3 million quarterly, standing at $611.8 million as of December 31, 2008 at a fixed rate of 5.135%, and the counterparty makes quarterly floating-rate payments at LIBOR to the Company based on the same decreasing notional amounts. The swap matures on December 31, 2010. In addition, the counterparty has the option to enter into an additional swap with the Company effective December 31, 2010 to June 30, 2014. Under the terms of the optional swap, the Company will make quarterly fixed-rate payments of 5.00% to the counterparty based on a decreasing notional amount of $504 million, and the counterparty will make quarterly floating-rate payments at LIBOR to the Company based on the same notional amount.

All the above swaps do not meet hedge accounting criteria and accordingly changes in their fair values are reported in earnings. Realized and unrealized gains and losses in the accompanying consolidated statements of operations are analyzed as follows (in thousands):

	2006	2007	2008
Realized gains/ (losses)	61	284	(10,063)
Unrealized gains/ (losses)	(834)	(723)	(25,821)
Total gains/(losses)	(773)	(439)	(35,884)

The above realized and unrealized losses are included in Interest rate swap gains/(losses), net in the accompanying consolidated statements of operations.  The fair values of the interest rate swaps determined through Level 2 of the fair value hierarchy as defined in SFAS No. 157 “Fair Value Measurements” are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

The estimated fair market value of the Convertible Senior Notes, which represents the tradable value of the notes, determined through Level 2 inputs of the fair value hierarchy, is approximately $39.4 million compared to its carrying value of $150 million.

The carrying values of cash, accounts receivable and accounts payable are reasonable estimates of their fair values due to the short-term nature of those financial instruments. The fair values of long-term bank loans approximate the recorded values due to the variable interest rates payable.

11.    Common Stock and Additional Paid-In Capital:

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

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.    Common Stock and Additional Paid-In Capital-continued

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

On June 18, 2007, the Company issued the 298,403 shares of Class A common stock discussed in Note 3.

On April 15, 2008, the Company issued 23,496,308 shares of class A common stock in connection with the acquisition of Quintana.

In July and August 2008, 39,650 class A common shares were issued to certain ex-employees of Quintana as compensation under their severance or employment agreements upon the acquisition of Quintana.

During the year ended December 31, 2008 1,157,941 class A common shares and 10,420 class B common shares were issued to the Company’s executives, the chairman of the Board of Directors and certain employees in connection with stock-based compensation discussed in Note 12 below.

In December 2008, the Company issued the 1,100,000 shares of Class A common stock discussed in Note 8.

Following all the shares issuances during the year ended December 31, 2008, additional 392,801 class A common shares were issued to Excel Management Ltd. in connection with the anti-dilution provision of its agreement with the Company (Note 3).

12.   Stock Based Compensation:

As of December 31, 2007, the Company had outstanding 100,000 options granted to its former Chief Executive officer on October 5, 2004 to purchase Company’s Class A common shares at an exercise price of $31.79, representing the closing price of the Company’s common stock at the grant date less a discount of 15%. All stock options granted vested on the third anniversary of the date upon which the options were granted (October 5, 2007) and expire on the fifth anniversary of the date upon which the options were granted. The stock options granted were fully recognized as expense over the vesting period based on their fair values on the grant date. Due to the resignation of the Chief Executive Officer in February 2008, the 100,000 share options have been forfeited. There are no further rights or obligations under the options.

During 2008, the Board of Directors approved the following grants in the form of restricted stock to the Company’s executive officers, chairman and employees:

•	10,996 Class A common shares of which half will vest on the first anniversary of the grant date and the remainder on the second anniversary of the grant date.
•	10,420 Class B common shares of which half will vest on the first anniversary of the grant date and the remainder on the second anniversary of the grant date.
•	500,000 Class A shares of which half will vest on December 31, 2008 and the remainder on December 31, 2009.
•
300,000 Class A shares, with vesting upon performance conditions, of which 20% will vest on the first anniversary of the CEO employment agreement (April 18, 2008), 30% on the second anniversary and 50% on the third anniversary.

•	150,000 Class A shares of which 20% will vest in each of the five years period ending December 31, 2012.
•	90,000 Class A shares of which 33.3% will vest in each of the three years period ending December 31, 2010.
•	97,129 Class A shares which vest over a period of one year since the grant date in December 2008.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.    Stock Based Compensation-continued

Restricted stock outstanding as of December 31, 2008 includes the following:

	Number of Shares	Weighted Average Fair Value Per Share
Outstanding at December 31, 2007	11,093	15.10
Granted	1,158,545	28.88
Vested	(315,516)	25.48
Cancelled or expired	(1,277)	15.10
Outstanding at December 31, 2008	852,845	29.97

During the years ended December 31, 2006, 2007 and 2008 the compensation expense in connection with all stock-based employee compensation awards amounted to $920, $826 and $8,596 respectively and is included in General and Administrative expenses in the accompanying consolidated statements of operations. At December 31, 2008, the total unrecognized cost related to the above awards was $25,561 which will be recognized through December 31, 2012. Out of this amount, $14,737 was forfeited subsequent to December 31, 2008.

13.   Dividends:

During the year ended December 31, 2008, the Company paid dividends amounting to $48.5 million or $1.20 per share as follows:

•	On April 11, 2008, the Company paid a dividend of $0.20 per share, amounting to $4.0 million.

•	On June 16, 2008, the Company paid a dividend of $0.20 per share, amounting to $8.7 million.

•	On September 15, 2008, the Company paid a dividend of $0.40 per share, amounting $17.8 million.

•	On December 5, 2008, the Company paid a dividend of $0.40 per share, amounting $18.0 million.

On March 7, 2007, the Company’s Board of Directors approved the implementation of a dividend policy, for the payment of quarterly dividends, commencing on the second quarter of 2007 in the amount of $0.20 per share. In this respect, during the year ended December 31, 2007, the Company declared and paid approximately $11.9 million, representing dividends of $0.60 per share.

14.   Earnings per share:

All shares issued under the Company’s Incentive Plan (including non-vested shares) have equal rights to vote, with the exception of the 10,420 Class B shares granted to the Company’s chairman as discussed in Note 12 above, and have the right to receive non forfeitable dividends only upon their vesting. For the purposes of calculating basic earnings per share, non-vested shares are not considered outstanding until the time-based vesting restriction has lapsed.

Dividends declared during the period for non vested shares are deducted/added from/to the net income/loss reported for purposes of calculating net income/loss available/assumed to/by common stockholders for the computation of basic earnings (losses) per share. The Company had no dilutive securities during the years ended December 31, 2006 and 2008. During the year ended December 31, 2007, the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the shares were outstanding, with respect to the non vested shares outstanding as of that date. The Company calculates the number of shares outstanding for the calculation of basic and diluted earnings per share as follows:

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14.    Earnings per share-continued

	2006	2007	2008
Net income (loss) for Basic Earnings per share
Net income (loss) for the year	31,106	84,895	(44,708)
Dividends received on unvested shares	-	-	(622)
Net income (loss)- common stockholders	31,106	84,895	(45.330)

Net income (loss) for Diluted Earnings per share
Net income (loss) for the year	31,106	84,895	(44,708)
Net income (loss) - common stockholders	31,106	84,895	(44,708)

Weighted average common shares outstanding, basic	19,947,411	19,949,644	37,003,101
Add: Dilutive effect of non vested shares	-	16,032	-
Weighted average common shares, diluted	19,947,411	19,965,676	37,003,101

Earnings (losses) per share, basic	$1.56	$4.26	$(1.23)
Earnings (losses) per share, diluted	$1.56	$4.25	$(1.23)

In relation to the Convertible Senior Notes due 2027, the notes holders are only entitled to the conversion premium if the share price exceeds the market price trigger of $91.30 or $88.73 as discussed in Note 9 above and thus, until the stock exceeds the conversion price of $91.30 or $88.73, the instrument will not be settled in shares and only the portion in excess of the principal amount will be settled in shares. As of December 31, 2007 and 2008, none of the shares were dilutive since the average share price of the period from the Convertible Senior Notes issuance to December 31, 2007 ($55.75) and for the year ended December 31, 2008 ($25.79) did not exceed the conversion price.

15.   Commitments and Contingencies:

a)
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company’s protection and indemnity (P&I) insurance coverage for pollution is $1 billion per vessel per incident.

b)
The Company is a defendant in an action commenced in the Supreme Court of the State of New York, New York County by the Company’s former Chief Executive Officer, Mr. Christopher I. Georgakis, who has resigned in February 2008, on August 21, 2008 entitled Georgakis v. Excel Maritime Carriers, Ltd., Index No. 650322/08. In his Complaint, Mr. Georgakis alleges that the Company is liable for breach of a November 1, 2004 Stock Option Agreement, common law fraud in connection with the Stock Option Agreement and for defamation arising from a Report on Form 6-K submitted to the SEC. Mr. Georgakis seeks at least $14.8 million in compensatory damages, at least $5.0 million in punitive damages and attorneys’ fees and costs. On January 2, 2009, the Company made a motion to dismiss the action for lack of personal jurisdiction and for forum non conveniens. The Company believes that it has strong defenses to the claims and intends to vigorously defend the action on the merits if the case is dismissed on jurisdictional grounds and is pursued by Mr. Georgakis in a jurisdiction other than New York, or if the Court retains jurisdiction in New York and accordingly has not accrued for any loss contingencies with this respect. However, the ultimate outcome of this case cannot be presently determined.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15.    Commitments and Contingencies:

c)	The following table sets forth the Company’s lease and other commitments as of December 31, 2008

	2009	2010	2011	2012	2013	2014 and thereafter	Total
	(Amounts in million of US Dollars)
Operating lease obligations (Bareboat charters) (1)	(32.8)	(32.8)	(32.8)	(32.9)	(32.8)	(48.9)	(213.0)
Long- term charters out (2)	302.2	221.8	75.6	75.9	48.1	80.7	804.3
Vessels under construction (3)	(14.5)	(158.0)	-	-	-	-	(172.5)
Property leases (4)	(0.7)	(0.7)	(0.8)	(0.8)	(0.9)	(1.1)	(5.0)

(1) The amount relates to the bareboat hire to be paid for the seven vessels chartered-in under bareboat charter agreements expiring in July 2015 (Note 1).

(2) The amount relates to revenue to be earned under our fixed time charters.

(3) The amount relates to the total contractual obligations for the installments due on three Capesize newbuildings owned by the joint ventures discussed in Note 1 above in which the Company participates. Of these amounts, the Company will contribute $97.1 million in the year ending December 31, 2010. The above table does not reflect the purchase price of $310.8 million ($155.4 million of which represents the Company’s participation in the joint ventures) for the construction of four Capesize vessels of the joint ventures for which no refund guarantee has been provided by the shipyard and the construction of these vessels has not commenced yet. Therefore, these vessels may be delivered late or not delivered at all. Until the refund guarantee is received, no instalments will be made and therefore the commitments under the agreements have not been incorporated into the table above.

(4) Maryville (Note 1) has a lease agreement for the rental of office premises until February 2015 with an unrelated party. Under the current terms of the lease, the monthly rental fee is approximately $0.05 million. Operating lease payments for 2006, 2007 and 2008 amounted to approximately $0.4 million, $0.5 million and $0.8 million, respectively and are included in General and Administrative expenses in the accompanying consolidated statements of operations. Rent increases annually at a rate of 1.5% above inflation.

16.   Income Taxes:

Taxation on Liberian and Cyprus Registered Companies: Under the laws of Marshall Islands, Liberia, Bahamas, Malta and Cyprus, (the countries of the companies’ incorporation and vessels’ registration), the companies are subject to registration and tonnage taxes (Note 17), which have been included in Vessels’ operating expenses in the accompanying consolidated statements of operations.

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

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16.   Income Taxes-continued:

Treasury regulations interpreting Section 883 were promulgated in final form in August 2003 and were applied to taxable years beginning after September 24, 2004. As a result, such regulations became effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. Marshall Islands, Liberia and Cyprus, the jurisdictions where the Company and its ship-owning subsidiaries are incorporated, grant an “equivalent exemption” to United States corporations. Therefore, the Company is exempt from United States federal income taxation with respect to U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

For the years ended December 31, 2006, 2007 and 2008, the Company determined that it does not satisfy the Publicly-Traded Test on the basis that its shares are not “regularly traded” because of the voting power held by its Class B shares. In addition, the Company does not satisfy the 50% Ownership Test because it is unable to substantiate certain requirements regarding the identity of its shareholders.

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

For calculating taxable shipping income, days spent loading and unloading cargo in the port were not included in the number of days in the voyage. As a result, taxes of approximately $0.4 million, $0.5 million and $0.8 million for the years ended December 31, 2006, 2007 and 2008, respectively were recognized in the accompanying consolidated statements of operations. The Company believes that its position of excluding days spent loading and unloading cargo in the port meets the more likely than not criterion (required by FIN 48) to be sustained upon a future tax examination; however, there can be no assurance that the Internal Revenue Service would agree with the Company’s position.  Had the Company included the days spent loading and unloading cargo in the port, additional taxes of $141, $226 and $329 should have been recognized in the accompanying consolidated statements of operations for the years ended December 31, 2006, 2007 and 2008, respectively.

17.   Voyage and Vessel Operating expenses:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2006	2007	2008
Voyage expenses
Port Charges and other	847	848	1,769
Bunkers	290	220	2,927
Commissions charged by third parties	6,972	10,009	23,449
	8,109	11,077	28,145
Commissions charged by a related party	1,536	2,204	3,620
	9,645	13,281	31,765

	2006	2007	2008
Vessel Operating expenses
Crew wages and related costs	13,278	14,700	33,120
Insurance	3,239	3,197	8,260
Repairs, spares and maintenance	7,986	9,460	14,693
Consumable stores	5,366	5,728	11,174
Tonnage taxes	123	121	359
Miscellaneous	422	431	2,078
	30,414	33,637	69,684

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

18.    Interest and Finance Costs:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	December 31,
	2006	2007	2008
Interest on long-term debt	15,315	13,877	53,310
Imputed and capitalized interest	-	-	(3,325)
Amortization and write-off of financing costs	487	511	4,599
Bank charges	176	148	2,059
	15,978	14,536	56,643

19.   Subsequent Events:

a)
Sale of vessel: Based on a Memorandum of Agreement dated February 20, 2009, vessel Swift was sold for net proceeds of approximately $3.7 million. As of December 31, 2008, the vessel’s value was impaired and written down to its fair value which approximated the sale proceeds. The vessel was delivered to her new owners on March 16, 2009.

b)
Dividend suspension: In February 2009 the Company’s Board of Directors decided to suspend the dividend in light of the challenging conditions both in the freight market and the financial environment. The suspension of dividend was effective the dividend of the fourth quarter of 2008 and aimed at preserving cash and enhancing the Company’s liquidity.

c)
Resignation of the Company’s Chief Executive Officer: As of February 23, 2009, the Company’s Chief Executive Officer resigned from his position. Following his resignation, the 300,000 Class A shares (Note 12) granted to him will be forfeited.

d)
Loans amendments: On March 31, 2009, the Company concluded an amendment agreement in relation to its $1.4 billion loan facility and modified certain of its terms in order to comply with the financial covenants discussed in Note 9 above. The amended terms which are effective since December 4, 2008 and are valid until January 1, 2011 contain financial covenants requiring the Company to maintain minimum liquidity of $25.0 million,  maintain a leverage ratio based on book values of not greater  than 70%, maintain a book net worth of not less that $750.0 million, maintain a ratio of EBITDA to gross interest of not less than 1.75: 1.0 and maintain an aggregate fair market value of the collateral vessels at all times not less than 65% of the sum of (i) the aggregate outstanding principal amount of the term loan and (ii) the unused commitment under the revolving loan.

In addition, in accordance with the amended terms, the loan margin increased to 2.5% and the loan repayment schedule was modified to defer an amount of $150.5 million in the balloon payment which will be decreased by excess cash flows and equity injections as discussed below. As part of the loan amendment, the permitted holders as defined in the loan agreement (the “Permitted Holders”) would inject $50.0 million of new equity in the form of shares issuance and warrants exercisable no later than twelve months from their issuance. Any shortfall resulted from the non exercisability of the warrants will be covered through new equity raise by the Company. In this respect, on March 31, 2009, the Company received an amount of $45.0 million as proceeds for the issuance of 25,714,286 Class A shares and 5,500,000 warrants, with an exercise price of $3.50 per warrant, to two companies owned and controlled by entities affiliated with the Company’s Chairman of the Board of Directors’ family. The proceeds were paid against the balloon payment.

During the waiver period the Company shall have the option to declare the deferral of additional one or more instalments up to an aggregate amount equal to the paid-in equity of the Permitted Holders, subject to (i) an increase in the margin of  0.05% as long as any deferrals are outstanding, (ii) 100% of new equity and excess cash proceeds, accumulated after the date of declaring the deferral option, being used towards payment of deferral option amounts as long as deferral options are outstanding, and (iii) deferrals options are only permitted if all covenants are being met.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

19.   Subsequent Events-continued

The loan terms also provide that the Company will build a capex reserve up to $50.0 million in a pledged account through excess cash flow and new equity to specifically finance the three newbuildings discussed under Note 6 above. Any amounts left in this reserve after dealing with the three newbuildings will be applied against the deferred payments.

A first priority mortgage over the vessel Sandra, as well as, a first assignment of vessel insurances and earnings has been provided as additional security. In addition, no dividends may be declared and paid until the loan outstanding balance is brought to the same levels as per the original schedule and no event of default exists, while no repurchase of convertible Notes may be effected unless through the concept of exchange offerings (i.e. without any cash outflow for the Company).

On March 31, 2009, the Company concluded a first supplemental agreement to the term loan of $75.6 million and modified certain of its terms in order to comply with the financial covenants discussed in Note 9 above. The amended terms which are effective since December 4, 2008 and are valid until January 1, 2011 contain financial covenants requiring the Company to maintain minimum liquidity of $25.0 million, maintain a leverage ratio based on book values of not greater than 70%, maintain a book net worth of not less than $750.0 million, maintain a ratio of EBITDA to gross interest of not less than 1.75: 1.0 and maintain an aggregate fair market value of the borrowers’ vessels at all times not less than 65% of the sum of the loan. The loan margin increased to 2.25%.

The Company incurred $1.9 million of financing fees in relation to the above loan amendments which will be deferred and amortized over the term of the loan using the effective interest of the restructured loans.

As a result of the debt covenant’s waivers obtained in the amendatory agreements described above, the Company was in compliance with all of the applicable debt covenants at December 31, 2008. In addition, based upon projected operating results, management believes it is probable that the Company will meet the financial covenants of the loan agreements discussed above, as amended, at future covenant measurement dates. Accordingly, in accordance with the provisions of  SFAS No. 78 “Classification of Obligations That Are Callable by the Creditor—an amendment of ARB No. 43, Chapter 3A”, EITF 86-30 “Classification of Obligation When a Violation is Waived by the Creditor and  SFAS No. 6 “Classification of Short-Term Obligations Expected to Be Refinanced—an amendment of ARB No. 43, Chapter 3A”, all amounts not due within the next twelve months under the amended loan terms, have been classified as long-term liabilities.

e)
Oceanaut Inc: On March 13, 2009, Oceanaut filed with the Securities and Exchange Commission, for mailing to its shareholders of record as of February 27, 2009, a definitive proxy statement seeking approval, at a special shareholder meeting to be held on April 6, 2009, to effect the orderly liquidation and dissolution of the company. On April 6, 2009, the special shareholders’ meeting was held and Oceanaut’s shareholders approved its dissolution and liquidation.  As a result of the liquidation, the Company received an amount of approximately $5.2 million on April 15, 2009.

f)
Loan payments: Subsequent to December 31, 2008, the Company paid loan instalments amounting to $91.0 million in total. In addition, following the sale of vessel Swift discussed under (a) above, an amount of $4.6 million was repaid under the $1.4 billion loan.

ITEM 19 –EXHIBITS

1.1
Articles of Incorporation of the Company, incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form F-1, Registration No. 33-8712 filed on May 6, 1998, or the Registration Statement.

1.2	Amended and Restated Articles of Incorporation of the Company, adopted April 1, 2008, incorporated by reference to Exhibit 1.0 of the Company's Form 6-K submitted to the SEC on April 11, 2008.
1.3	Amended and Restated By-Laws of the Company adopted on January 10, 2000, incorporated by reference to Exhibit 1.0 of the Company's Form 6-K submitted on September 5, 2007.
2.1	Specimen Class A Common Stock Certificate, incorporated by reference to Exhibit 4.2 of the Registration Statement.
2.2	Specimen Class B Common Stock Certificate, incorporated by reference to the Company's Form 20-F filed on June 29, 2006.
2.3	Form of Indenture, incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form F-3, Registration No. 333-120259, filed on November 5, 2004.
2.4	Form of Indenture – Convertible Senior Notes, incorporated by reference to the Company's Form 20-F filed on May 27, 2008.
4.1	Credit facility in the amount of $27.0 million, dated December 23, 2004, incorporated by reference to the Company's Form 6-K submitted on March 8, 2005.
4.2
Management Agreement Termination Agreement and Addendum No. 1 to Management Agreement Termination Agreement, incorporated by reference to Exhibits 99.1 and 99.2, respectively, to the Company's Form 6-K submitted on March 14, 2005.

4.3	Credit facility in the amount of $95.0 million, dated February 16, 2005, incorporated by reference to the Company's Form 6-K submitted on March 16, 2005.
4.4	Brokering Agreement between the Company and Excel Management, dated March 4, 2005, incorporated by reference to the Company's Form 6-K submitted on March 18, 2005.
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

4.7	Insider Letter from the Company to Oceanaut, Inc., incorporated by reference to Exhibit 10.2 to Oceanaut, Inc.'s Form F-1/A (Registration Statement 333-140646) filed on February 28, 2007.
4.8
Right of First Refusal between the Company and Oceanaut, Inc. dated February 28, 2007, incorporated by reference to Exhibit 10.15 to Oceanaut, Inc.'s Form F-1/A (Registration Statement 333-140646) filed on February 28, 2007.

4.9	Guarantee between the Company and Fortis Bank, dated April 15, 2008, incorporated by reference to the Company's Form 20-F filed on May 27, 2008.
4.10
Agreement and Plan of Merger dated as of January 29, 2008, among the Company, Bird Acquisition Corp. and Quintana Maritime Limited, incorporated by reference to Exhibit 2.1 to the Company's Form F-4/A filed on March 10, 2008.

4.11	Senior secured credit facility in the amount of $1.4 billion, dated April 15, 2008, incorporated by reference to the Company's Form 20-F filed on May 27, 2008.
4.12
Right of First Refusal and Corporate Opportunities Agreement between the Company and Oceanaut, Inc. dated September 5, 2008, incorporated by reference to Exhibit 10.5 to Oceanaut, Inc.'s Form 6-K submitted on September 9, 2008

4.13	Subordination Agreement between the Company and Oceanaut, Inc. dated September 5, 2008, incorporated by reference to Exhibit 10.6 to Oceanaut, Inc.'s Form 6-K submitted on September 9, 2008
4.14
Series A Preferred Stock Purchase Agreement between the Company and Oceanaut, Inc. dated September 5, 2008, incorporated by reference to Exhibit 10.7 to Oceanaut, Inc.'s Form 6-K submitted on September 9, 2008

4.15	Commercial Management Agreement between the Company and Oceanaut, Inc. dated September 5, 2008, incorporated by reference to Exhibit 10.9 to Oceanaut, Inc.'s Form 6-K submitted on September 9, 2008
4.16	Technical Management Agreement between Maryville and Oceanaut, Inc. dated September 5, 2008, incorporated by reference to Exhibit 10.10 to Oceanaut, Inc.'s Form 6-K submitted on September 9, 2008
8.1	Subsidiaries of the Company, incorporated by reference to the Company's Form 20-F filed on May 27, 2008.
11.1	Code of Ethics, incorporated by reference to the Company's Form 20-F filed on May 27, 2008.
12.1	Certificate of Chief Executive pursuant to Rule 13a-14(a) of the Exchange Act.
12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act.
13.1	Certificate of Chief Executive pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

EXCEL MARITIME CARRIERS LTD.

By: /s/ Gabriel Panayotides
Name: Gabriel Panayotides
Title: President

April 30, 2009

SK 02545 0001 990864 v2