Form 20-F
period 2009-12-31
EXCEL MARITIME CARRIERS LTD
filed 2010-03-10
CIK 842294

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

OR

[_]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

Commission file number: 1-10137

EXCEL MARITIME CARRIERS LTD.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

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

As of December 31, 2009, there were 79,770,159 shares of Class A common stock and 145,746 shares of Class B common stock of the registrant outstanding.

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
|_| Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

|_| Item 17	|_| Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

|_| Yes	|X| No

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

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3 - KEY INFORMATION

A. Selected Financial Data

The following table summarizes our selected historical financial information at the dates and for the periods indicated prepared in accordance with U.S. Generally Accepted Accounting Principles and gives effect to the adjustments described in "Item 5, Operating and Financial Review and Prospects" and in Note 3 to our consolidated financial statements. The consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this 2009 Annual Report. The consolidated statement of operations data for the year ended December 31, 2006 and the balance sheet data as of December 31, 2007 have been derived from our audited financial statements as filed with the SEC on Form 6-K on June 1, 2009. The selected consolidated financial data should be read in conjunction with "Item 5, Operating and Financial Review and Prospects", the consolidated financial statements, related notes, and other financial information included elsewhere in this 2009 Annual Report.

Selected Historical Financial Data and Other Operating Information

	Year ended December 31,
	2005 (1)	2006(1)	2007(1)	2008	(1,2)	2009
	(unaudited)
	(In thousands of U.S. Dollars, except for share and per share data and average daily results)
STATEMENT OF OPERATIONS DATA:
Voyage revenues	$118,082	$123,551	$176,689	$461,203		$391,746
Time charter amortization	-	-	-	233,967		364,368
Revenues from managing related party vessels	522	558	818	890		488
Voyage expenses	(11,693)	(8,109)	(11,077)	(28,145)		(19,317)
Charter hire expense	-	-	-	(23,385)		(32,832)
Charter hire amortization	-	-	-	(28,447)		(39,952)
Commissions – related party	(1,412)	(1,536)	(2,204)	(3,620)		(2,260)
Vessel operating expenses	(24,215)	(30,414)	(33,637)	(69,684)		(83,197)
Depreciation	(20,092)	(28,453)	(27,864)	(98,753)		(123,411)
Vessel impairment loss	-	-	-	(2,232)		-
Dry docking and special survey costs	(1,747)	(4,239)	(6,834)	(13,511)		(11,379)
General and administrative expenses	(6,637)	(9,837)	(12,586)	(32,925)		(42,995)
Contract termination expense-related party	(4,963)	-	-	-		-
Loss on disposal of JV ownership interest	-	-	-	-		(3,705)
Gain on sale of vessels	27,701	-	6,993	-		61
Write down of goodwill	-	-	-	(335,404)		-
Loss from vessel's purchase cancellation	-	-	-	(15,632)		-
Operating income	75,546	41,521	90,298	44,322		397,615
Interest and finance costs, net	(7,878)	(11,844)	(8,111)	(54,889)		(56,287)
Interest rate swap losses, net	-	(773)	(439)	(35,884)		(1,126)
Foreign exchange gains (losses)	117	(212)	(367)	71		(322)
Other, net	66	145	(66)	1,585		408
US source income taxes	(311)	(426)	(486)	(783)		(660)
Income from investment in affiliate	-	-	873	487		-
Loss in value of investment	-	-	-	(10,963)		-
Net income (loss)	67,540	28,411	81,702	(56,054)		339,628
Loss assumed by non-controlling interests	-	3	2	140		154
Net income (loss) attributable to Excel	$67,540	$28,414	$81,704	$(55,914)		$339,782

Selected Historical Financial Data and Other Operating Information

	Year ended December 31,
	2005 (1)	2006(1)	2007(1)	2008	(1,2)	2009
	(unaudited)
	(In thousands of U.S. Dollars, except for share and per share data and average daily results)
Earnings (losses) per common share, basic	$3.63	$1.42	$4.10	$(1.53)		$5.03
Weighted average number of shares, basic	18,599,876	19,947,411	19,949,644	37,003,101		67,565,178
Earnings (losses) per common share, diluted	$3.63	$1.42	$4.09	$(1.53)		$4.85
Weighted average number of shares, diluted	18,599,876	19,947,411	19,965,676	37,003,101		69,999,760
Cash dividends declared per share	$-	$-	$0.60	$1.20		$-

BALANCE SHEET DATA:
Cash and cash equivalents	$58,492	$86,289	$243,672	$109,792		$100,098
Current assets, including cash	70,547	95,788	252,734	127,050		148,100
Vessels net / advances for vessel acquisition	465,668	437,418	527,164	2,893,615		2,731,347
Total assets	559,421	545,055	813,499	3,316,809		3,130,182
Current liabilities, including current portion of long—term debt	57,110	43,719	55,990	314,903		217,174
Total long—term debt, excluding current portion	215,926	185,467	315,301	1,256,707		1,121,765
Total Stockholders' equity	286,385	315,865	442,208	1,053,398		1,486,272

OTHER FINANCIAL DATA:
Net cash provided by operating activities	$73,639	$58,341	$108,733	$263,899		$147,252
Net cash used in investing activities	(417,743)	(662)	(123,609)	(785,279)		(2,282)
Net cash provided by (used in) financing activities	337,693	(29,882)	172,259	387,500		(154,664)

FLEET DATA:
Average number of vessels (3)	14.4	17.0	16.5	38.6		47.2
Available days for fleet (4)	5,070	5,934	5,646	13,724		16,878
Calendar days for fleet (5)	5,269	6,205	6,009	14,134		17,229
Fleet utilization (6)	96.2%	95.6%	94.0%	97.1%		98.0%

AVERAGE DAILY RESULTS:
Time charter equivalent (7)	$20,706	$19,195	$28,942	$31,291		$21,932
Vessel operating expenses(8)	4,596	4,901	5,598	4,930		4,829
General and administrative expenses (9)	1,237	1,620	2,156	2,324		2,514
Total vessel operating expenses (10)	5,833	6,521	7,754	7,254		7,343

(1) The financial information for the years presented has been adjusted to reflect the adoption of the amendments in the accounting for Non-controlling Interest in a Subsidiary provided in FASB Accounting Standards CodificationTM ("ASC") ASC Topic 810-10-45, the adoption of ASC Topic 470-20 which requires the issuer of certain convertible debt instruments that may be settled in cash on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible borrowing rate, as well as the change in the method of accounting for dry docking and special survey costs discussed in the notes to the consolidated financial statements included in "Item 18, Financial Statements". With the exception of the amendments made in ASC 810 which require retrospective application only in the presentation and disclosure requirements, the other two accounting changes require retrospective application for all periods presented and were effected in the accompanying consolidated financial statements in accordance with ASC Topic 250 "Accounting Changes and Error Corrections", which requires that an accounting change should be retrospectively applied to all prior periods presented, unless it is impractical to determine the prior period impacts. The effect of the above changes is presented in "Item 5, Operating and Financial Review and Prospects" and in Note 3 to our consolidated financial statements.

(2) On January 29, 2008, we entered into an Agreement and Plan of Merger with Quintana Maritime Limited, or Quintana, and Bird Acquisition Corp., or Bird, our wholly-owned subsidiary. On April 15, 2008, we completed the acquisition of 100% of the voting equity interests in Quintana. As a result of the acquisition, Quintana operates as a wholly-owned subsidiary of Excel under the name Bird. The acquisition of Quintana was accounted for under the purchase method of accounting. The Company began consolidating Quintana from April 16, 2008, as of which date the results of operations of Quintana are included in the 2008 consolidated statement of operations.

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

	2005	2006	2007	2008	2009
	(unaudited)
Voyage revenues	$118,082	$123,551	$176,689	$461,203	$391,746
Less: Voyage expenses and commissions to related party	(13,105)	(9,645)	(13,281)	(31,765)	(21,577)
Time Charter equivalent revenues	$104,977	$113,906	$163,408	$429,438	$370,169
Available days for fleet	5,070	5,934	5,646	13,724	16,878
Time charter equivalent (TCE) rate	$20,706	$19,195	$28,942	$31,291	$21,932

(8) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(9) Daily general and administrative expenses are calculated by dividing general and administrative expenses including foreign exchange differences by fleet calendar days for the relevant time period.

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

Industry Specific Risk Factors

The dry bulk carrier charter market has sustained significant fluctuations since October 2008, which has adversely affected our earnings and may require us to impair the carrying values of our fleet, require us to raise additional capital in order to remain compliant with our loan covenants and loan covenant waivers and affect our ability to pay dividends in the future.

The Baltic Drybulk Index, or BDI, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. The BDI fell over 70% during the month of October 2008 alone. Over the comparable period of May through December 2008, the high and low of the Baltic Panamax Index and the Baltic Capesize Index represent a decline of 96% and 99%, respectively.  Between January and December 2009, the BDI reached a high of 4,661, though this level still represented a decline of 61% and 58% respectively, in the Panamax and Capesize sector from the historic highs reached in 2008, while currently the BDI stands at approximately 3,242. The decline and volatility in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline and volatility in charter rates in the drybulk market also affects the value of our drybulk vessels, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

The market value of our vessels may decrease, which would require us to raise additional capital in order to remain compliant with our loan covenants and loan covenant waiver agreements, and could result in the loss of our vessels and adversely affect our earnings and financial condition.

The current volatility in the dry bulk charter market may significantly reduce the charter rates for our vessels trading in the spot market. While we have currently received waivers from our lenders, in connection with the Nordea Syndicated Bank Facility due 2016 in the amount of $1.4 billion, which we will refer to as the Nordea credit facility, and the Credit Suisse credit facility in the amount of $75.6 million, which we will refer to as the Credit Suisse credit facility, for any non-compliance with loan covenants, if we are not able to remedy such non-compliance by the time the waivers expire, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels from our fleet, or they could accelerate our indebtedness and foreclose on their collateral, which would impair our ability to continue to conduct our business. In addition, if we are not in compliance with these covenants and we are unable to obtain waivers, we will not be able to pay dividends in the future until the covenant defaults are cured or we obtain waivers. This may limit our ability to continue to conduct our operations, pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

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

Charterhire rates for dry bulk vessels are volatile and have declined significantly since their recent historic highs and may decrease in the future, which may adversely affect our earnings and financial condition.

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

Factors that influence demand for vessel capacity include:

•	supply and demand for energy resources, commodities, and industrial products;

•	changes in the exploration or production of energy resources, commodities, consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional and political conditions, including armed conflicts and terrorist activities; embargoes and strikes;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	vessel casualties;

•	the level of port congestion;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	the number of vessels that are out of service; and

•	changes in global dry bulk commodity production.

We anticipate that the future demand for our dry bulk vessels will be dependent upon economic growth in the world's economies, seasonal and regional changes in demand, changes in the capacity of the global dry bulk fleet and the sources and supply of dry bulk cargo to be transported by sea. The capacity of the global dry bulk carrier fleet seems likely to increase and economic growth may continue to be slow. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

The current global economic downturn may continue to negatively impact our business.

In the current global economy, operating businesses have faced and continue to face tightening credit, weakening demand for goods and services, weak international liquidity conditions, and declining markets. Lower demand for dry bulk cargoes as well as diminished trade credit available for the delivery of such cargoes have led to decreased demand for dry bulk carriers, creating downward pressure on charter rates and vessel values. The current economic downturn has had and may continue to have during 2010 a number of adverse consequences for dry bulk and other shipping sectors, including, among other things:

•	an absence of financing for vessels;

•	a further decrease in the market value of our vessels and no active second-hand market for the sale of vessels;

•	low charter rates; and

•	declaration of bankruptcy by some charterers, operators and shipowners.

The occurrence of one or more of these events could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Continued disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows and could cause the market price of our common shares to further decline.

The credit markets worldwide and in the United States continued to contract in 2009 and experienced de-leveraging and reduced liquidity, and the United States federal government, state governments and foreign governments have implemented a broad variety of governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

A number of financial institutions experienced serious financial difficulties in 2009. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of December 31, 2009, we have total outstanding indebtedness of $1.3 billion.

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

Changes in the economic and political environment in China and policies adopted by the Chinese government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by the Chinese government's changes to these economic reforms, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect our business, operating results and financial condition.

Our operating results will be subject to seasonal fluctuations, which could affect our operating results and ability to service our debt or pay dividends in the future.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charterhire rates. To the extent we operate vessels in the spot market this seasonality may result in quarter-to-quarter volatility in our operating results. The dry bulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues from our dry bulk carriers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues from our dry bulk carriers may be stronger in fiscal quarters ended December 31 and March 31. While this seasonality will not affect our operating results as long as our fleet is employed on period time charters, if our vessels are employed in the spot market in the future, it could materially affect our operating results.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. In 2008 and 2009, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia, with dry bulk vessels and tankers particularly vulnerable to such attacks. For example, in November 2008, the Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100.0 million. If these piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or as "war and strikes" listed areas by the Joint War Committee, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention of any of our vessels, hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to service our debt or pay dividends in the future.

We are subject to international safety regulations, and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

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

The operation of our vessels is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention or the ISM Code. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, our insurance coverage may be invalidated or decreased, or our vessels may be detained or denied access to certain ports. Currently, each of our vessels is ISM code-certified by Bureau Veritas or American Bureau of Shipping and we expect that any vessel that we agree to purchase will be ISM code-certified upon delivery to us. Bureau Veritas and American Bureau of Shipping have awarded ISM certification to Maryville Maritime Inc., or Maryville, our vessel management company and a wholly-owned subsidiary of ours. However, there can be no assurance that such certification will be maintained indefinitely. Recently, the U.S. Environmental Protection Agency, or the EPA, has implemented regulations under the Clean Water Act, or the CWA, that regulate the discharge of ballast water. In relation to these regulations, we have submitted on July 31, 2009 for each of our vessels a permit application called a Notice of Intent, or NOI which applies to the vessels calling on U.S ports or travel through U.S. navigable waters.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans shipment points. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us or require significant capital expenditures. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.

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

An over-supply of dry bulk carrier capacity may lead to reductions in charterhire rates and profitability.

The market supply of dry bulk carriers has been increasing, and the number of drybulk carriers on order is near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continuing through 2009. As of December 2009, newbuilding orders had been placed for an aggregate of about 60% of the existing global dry bulk fleet on a deadweight basis, with deliveries expected during the next 24 months. An over-supply of dry bulk carrier capacity may result in a reduction of charterhire rates. If such a reduction occurs, upon the expiration or termination of our vessels' current charters we may only be able to re-charter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all.

World events outside our control may negatively affect the shipping industry, which could adversely affect our operations and financial condition.

Terrorist attacks like those in New York in 2001, London in 2005, Mumbai in 2008 and other countries and the United States' continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. Additional acts of terrorism and any resulting armed conflict around the world may contribute to further economic instability in the global financial markets. In the past, political conflicts resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. For example, in October 2002, the VLCC Limburg was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. These uncertainties could adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns. Any of these occurrences could have a material adverse impact on our operating results, revenue, and costs.

We are subject to vessel security regulations and will incur costs to comply with recently adopted regulations and may be subject to costs to comply with similar regulations which may be adopted in the future in response to terrorism.

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security, or ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board, a valid International Ship Security Certificate, or ISSC, that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for our vessels to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption, could cause a decrease in charter revenues.

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

A vessel must undergo Annual Surveys, Intermediate Surveys and Special Surveys. In lieu of a Special Survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on Special Survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry-docked every two to three years for inspection of the underwater parts of such vessel. Generally, we will make a decision to scrap a vessel or reassess its useful life at the time of a vessel's fifth Special Survey.

If any vessel fails any Annual Survey, Intermediate Survey, or Special Survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until it was able to trade again.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to make significant payments to have the arrest lifted.

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

The operation of our ocean-going vessels entails the possibility of marine disasters including damage or destruction of the vessel due to accident, the loss of a vessel due to piracy or terrorism, loss of life, damage or destruction of cargo and similar events that may cause a loss of revenue from affected vessels and could damage our business reputation, which may in turn lead to loss of business.

The operation of our ocean-going vessels entails certain inherent risks that may adversely affect our business and reputation, including:

•	Damage or destruction of a vessel due to marine disaster such as a collision;

•	the loss of a vessel due to piracy and terrorism;

•	cargo and property losses or damage as a result of the foregoing or less drastic causes such as human error, mechanical failure and bad weather;

•	environmental accidents as a result of the foregoing; and

•	business interruptions and delivery delays caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

Any of these circumstances or events could substantially increase our costs. For example, the costs of replacing a vessel or cleaning up a spill could substantially lower its revenues by taking such vessels out of operation permanently or for periods of time. The involvement of our vessels in a disaster or delays in delivery or damages or loss of cargo may harm our reputation as a safe and reliable vessel operator and could cause us to lose business.

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

When we enter into a time charter, charter rates under that time charter are fixed for the term of the charter. If the spot charter rates in the dry bulk shipping industry become significantly lower than the time charter rates that some of our charterers are obligated to pay us under our existing time charters, the charterers may have incentive to default under that time charter or attempt to renegotiate the time charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our results from operations and ability to comply with our loan covenants. If our charterers default and we are not able to comply with our loan covenants and our lenders chose to accelerate our indebtedness and foreclose on their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenue from a small number of charterers. During 2009 and 2008, we derived approximately 34% and 23%, respectively, of our gross revenues from one charterer.

If one or more of our customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

We could lose a customer or the benefits of a time charter if, among other things:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•
the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, default under the charter; or

•	the customer terminates the charter because the vessel has been subject to seizure for more than a specified number of days.

In particular, we depend on our customer, Bunge Limited, or Bunge, which is an agribusiness, for revenues from a substantial portion of our fleet and are therefore exposed to risks in the agribusiness market. Changes in the economic, political, legal and other conditions in agribusiness could adversely affect our business and results of operations. Based on Bunge's filings with the SEC, these risks include the following, among others:

•
The availability and demand for the agricultural commodities and agricultural commodity products that Bunge uses and sells in its business, which can be affected by weather, disease and other factors beyond Bunge's control;

•	Bunge's vulnerability to cyclicality in the oilseed processing industry;

•	Bunge's vulnerability to increases in raw material prices; and

•	Bunge's exposure to economic and political instability and other risks of doing business globally and in emerging markets.

Deterioration in Bunge's business as a result of these or other factors could have a material adverse impact on Bunge's ability to make timely charter hire payments to us and to renew its time charters with us. This could have a material adverse impact on our financial condition and results of operations.

When our time charters end, we may not be able to replace them promptly or with profitable ones and, in addition, any such new charters are potentially subject to further decline in charter rates and other market deterioration, which could cause us to incur impairment charges.

We cannot assure you that we will be able to obtain charters at comparable rates or with comparable charterers, if at all, when the charters on the vessels in our fleet expire. The charterers under these charters have no obligation to renew or extend the charters. We will generally attempt to recharter our vessels at favorable rates with reputable charterers as the charters expire, unless management determines at that time to employ the vessel in the spot market. We cannot assure you that we will succeed. Failure to obtain replacement charters will reduce or eliminate our revenue, our ability to expand our fleet and our ability to service our debt and pay dividends to shareholders.

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

The market values of our vessels have declined and may further decrease, and we may incur losses when we sell vessels or we may be required to write down their carrying value, which may adversely affect our earnings.

The fair market values of our vessels have generally experienced high volatility and have declined significantly compared with May 2008. You should expect the market values of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, the types, sizes and ages of our vessels, applicable governmental regulations and the cost of newbuildings.

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

Further declines in charter rates and other market deterioration could cause us to incur impairment charges.

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires us to make various estimates including future freight rates and earnings from the vessels which have been historically volatile.

When our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value. The carrying values of our vessels may not represent their fair market value in the future because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Any impairment charges incurred as a result of declines in charter rates could have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

We took on substantial additional indebtedness to finance the acquisition of Quintana, and this additional indebtedness could significantly impair our ability to operate our business.

In connection with the acquisition of Quintana in 2008, we entered into the Nordea Credit Facility, which consists of a $1.0 billion term loan and a $400.0 million revolving loan. The security for the Nordea Credit Facility includes, among other assets, mortgages on certain vessels previously owned by us and the vessels previously owned by Quintana and assignments of earnings with respect to certain vessels previously owned by us and the vessels previously operated by Quintana. Such increased indebtedness could limit our financial and operating flexibility, requiring us to dedicate a substantial portion of our cash flow from operations to the repayment of our debt and the interest on our debt, making it more difficult to obtain additional financing on favorable terms, limiting our ability to capitalize on significant business opportunities and making us more vulnerable to economic downturns.

Restrictive covenants in our loan agreements impose financial and other restrictions on us, including our ability to pay dividends.

Our loan agreements impose operating and financial restrictions on us and require us to comply with certain financial covenants. These restrictions and covenants limit our ability to, among other things:

•	pay dividends during the period over which the initial covenants are modified;

•	maintain excess cash flow generated from our operations;

•	incur additional indebtedness, including through the issuance of guarantees;

•	change the flag, class or management of our vessels;

•	create liens on our assets;

•	sell our vessels without replacing such vessels or prepaying a portion of our loan;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	change our business.

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

We may be unable to fulfil our obligations under our agreements to complete the construction of six newbuilding vessels.

We currently have contracts (construction contracts and/or Memoranda of Agreement) to obtain six newbuilding vessels (including the four Capesize vessels of the joint ventures for which no refund guarantee has been provided by the shipyard), for an aggregate purchase price of $464.0 million. We have guaranteed the performance of one of these joint ventures obligations under a contract for a newbuilding vessel with purchase price of 72.4 million.

Our ability to obtain financing in the current economic environment, particularly for the acquisition of dry bulk vessels, which are experiencing low charter rates and depressed vessel values, is limited, and unless there is an improvement in our cash flow from operations and we are successful in obtaining debt financing, we may not be able to complete these transactions and we would lose the advances already paid, which amount to approximately $44.6 million as of December 31, 2009, and we may incur additional liability and costs.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

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

We cannot assure you that we will be able to refinance indebtedness incurred under our credit facilities.

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

Our vessels may suffer damage and we may face unexpected drydocking costs which could affect our cash flow and financial condition.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover. This would decrease earnings.

Class B shareholders can exert considerable control over us, which may limit future shareholders' ability to influence our actions.

Our Class B common shares have 1,000 votes per share and our Class A common shares have one vote per share. Class B shareholders, including certain executive officers and directors, together own 100% of our issued and outstanding Class B common shares, representing approximately 64.6% of the voting power of our outstanding capital stock as of December 31, 2009.

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

As of December 31, 2009, Argon S. A. owned approximately 6.3% of our outstanding Class A common shares and none of our outstanding Class B common shares, representing approximately 2.2% of the total voting power of our outstanding capital stock. Argon S.A. is holding these shares pursuant to a trust in favor of Starling Trading Co, a corporation whose sole shareholder is Ms. Ismini Panayotides, the adult daughter of the Company's Chairman. Ms. Panayotides has no power of voting or disposition of these shares, and disclaims beneficial ownership of these shares except to the extent of her securing interest.

As of December 31, 2009, Boston Industries S.A. owned approximately 0.1% of our outstanding Class A common shares and approximately 38.2% of our outstanding Class B common shares, together representing approximately 24.8% of the total voting power of our outstanding capital stock. Boston Industries S.A. is controlled by Ms. Mary Panayotides, the spouse of the Company's Chairman. Ms. Panayotides has no power of voting or disposition of these shares and disclaims beneficial ownership of these shares.

As of December 31, 2009, Lhada Holdings Inc. owned approximately 16.1% of our outstanding Class A common shares and none of our outstanding Class B common shares, representing approximately 5.7% of the total voting power of our outstanding capital stock. Lhada Holdings Inc. is owned by a trust, the beneficiaries of which are certain members of the family of the Company's Chairman.

As of December 31, 2009, Tanew Holdings Inc. owned approximately 16.1% of our outstanding Class A common shares and none of our outstanding Class B common shares, representing approximately 5.7% of the total voting power of our outstanding capital stock. Tanew Holdings Inc. is owned by a trust, the beneficiaries of which are certain members of the family of the Company's Chairman.

As of December 31, 2009, our chairman, Mr. Gabriel Panayotides, owned approximately 2.8% of our outstanding Class A common shares and approximately 21.1% of our outstanding Class B common shares, representing approximately 14.7% of the total voting power of our capital stock.

One of our directors may have conflicts of interest, and the resolution of these conflicts of interest may not be in our or our shareholders' best interest.

We are party to five joint ventures to purchase newbuilding Capesize dry bulk carrier vessels. Four of these joint ventures are with AMCIC Cape Holdings LLC, or AMCIC, an affiliate of Hans J. Mende, to purchase four newbuilding Capesize vessels. Mr. Mende is a member of our Board of Directors, or our Board, and serves on the board of directors of Fritz Shipco LLC, Iron Lena Shipco LLC, Gayle Frances Shipco LLC, and Benthe Shipco LLC.

The presence of Mr. Mende on the board of directors of each of the other four joint ventures may create conflicts of interest because Mr. Mende has responsibilities to these joint ventures. His duties as director of each of the other four joint ventures may conflict with his duties as our director regarding business dealings between the joint ventures and us. In addition, Mr. Mende has a direct economic interest in four of the five joint ventures. The economic interests of Mr. Mende in four of the five joint ventures may conflict with his duty as one of our directors regarding business dealings between these joint ventures and us.

As a result of these joint venture transactions, conflicts of interest may arise between the joint ventures and us.

If we do not adequately manage the construction of the newbuilding vessels, the vessels may not be delivered on time or in compliance with their specifications.

We are party to six contracts to purchase newbuilding vessels, five of which are through joint ventures in which we participate. We are obliged to supervise the construction of these vessels. If we are denied supervisory access to the construction of these vessels by the relevant shipyard or otherwise fail to adequately manage the shipbuilding process, the delivery of the vessels may be delayed or the vessels may not comply with their specifications, which could compromise their performance. Both delays in delivery and failure to meet specifications could result in lower revenues from the operations of the vessels, which could reduce our earnings.

If our joint venture partners do not honor their commitments under the joint venture agreements, the joint ventures may not take delivery of the newbuilding vessels.

We rely on our joint venture partners to honor their financial commitments under the joint venture agreements, including the payment of their portions of installments due under the shipbuilding contracts or MOAs. If our partners do not make these payments, we may be in default under these contracts.

Delays in deliveries of or failure to deliver newbuildings under construction could materially and adversely harm our operating results and could lead to the termination of related time charter agreements.

Four of our joint venture newbuilding vessels are under construction at Korea Shipyard Co., Ltd., a greenfield shipyard that has never built vessels before and for which there is no historical track record. The relevant joint ventures have not yet received refund guarantees with respect to these vessels, which may imply that the shipyard will not be able to timely deliver the vessels. The delivery of any one or more of these vessels could be delayed or may not occur, which would delay our receipt of revenues under the time charters for these vessels or otherwise deprive us of the use of the vessel, and thereby adversely affect our results of operations and financial condition. In addition, under some time charters, we may be required to deliver a vessel to the charterer even if the relevant newbuilding has not been delivered to us. If the delivery of the newbuildings is delayed or does not occur, we may be required to enter into a bareboat charter at a rate in excess of the charterhire payable to us. If we are unable to deliver the newbuilding or a vessel that we have chartered at our cost, the customer may terminate the time charter which could adversely affect our results of operations and financial condition.

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

In addition, the shipbuilding contracts for the new vessels contain a "force majeure" provision whereby the occurrence of certain events could delay delivery or possibly terminate the contract. If delivery of a vessel is materially delayed or if a shipbuilding contract is terminated, it could adversely affect our results of operations and financial condition and our ability to service our debt or pay dividends to our shareholders in the future.

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

Risk of loss and lack of adequate insurance may affect our results.

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

Outside of the United States, other national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the Convention on Limitation of Liability for Maritime Claims (London 1976), or 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner's intentional or reckless conduct. Certain states have ratified the IMO's 1996 Protocol to the 1976 Convention. The Protocol provides for substantially higher liability limits to apply in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a ship owner's rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

In some areas of regulation, the European Union has introduced new laws without attempting to procure a corresponding amendment of international law. In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. The directive could therefore result in criminal liability being incurred in circumstances where it would not be otherwise incurred under international law. Experience has shown that in the emotive atmosphere often associated with pollution incidents, the negligence alleged by prosecutors has often been found by courts on grounds which the international maritime community has found hard to understand. Moreover, there is skepticism that "serious negligence" is likely to prove any narrower in practice than ordinary negligence. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines, but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls, or premiums, in amounts based not only on our own claim records, but also on the claim records of all other members of the protection and indemnity associations.

We may be subject to calls, or premiums, in amounts based not only on our claim records but also on the claim records of all other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expenses to us, which could have a material adverse effect on our business, results of operations and financial condition and our ability to pay interest on, or the principal of, the senior notes.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of the jurisdiction of their incorporation or formation, which regulates the payment of dividends by companies.

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

In general, expenditures necessary for maintaining a vessel in good operating condition increase as a vessel ages. Second hand vessels may also develop unexpected mechanical and operational problems despite adherence to regular survey schedules and proper maintenance. Cargo insurance rates also tend to increase with a vessel's age, and older vessels tend to be less fuel-efficient than newer vessels. While the difference in fuel consumption is factored into the freight rates that our older vessels earn, if the cost of bunker fuels were to increase significantly, it could disproportionately affect our vessels and significantly lower our profits. In addition, changes in governmental regulations, safety or other equipment standards may require:

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our current operating fleet has an average age of approximately 9.7 years.

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

Technological innovation could reduce our charterhire income and the value of our vessels.

The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new dry bulk carriers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels once their initial charters expire, and the resale value of our vessels could significantly decrease. As a result, our business, results of operations, cash flows and financial condition could be adversely affected.

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

We currently employ approximately 1,114 seafarers on-board our vessels and 139 land-based employees in our Athens office. The 139 employees in Athens are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

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

There is substantial legal authority supporting this position consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC.  Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations changed.

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

The market price of our Class A common stock has fluctuated widely since our Class A common stock began trading on the New York Stock Exchange, or NYSE, in September 2005 and may continue to do so as a result of many factors, including our actual results of operations and perceived prospects, the prospects of our competition and of the shipping industry in general and in particular the drybulk sector, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the drybulk sector, changes in general economic or market conditions and broad market fluctuations.  In addition, future sales of our Class A common stock  may decrease our stock price.

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

Certain of our directors, officers, and principal stockholders are affiliated with entities engaged in business activities similar to those conducted by us which may compete directly with us, causing such persons or entities with which they are affiliated to have conflicts of interest.

Some of our directors, officers and principal stockholders have affiliations with entities that have similar business activities to those conducted by us or that are parties to agreements with us. Certain of our directors are also directors of other shipping companies and they may enter similar businesses in the future. These other affiliations and business activities may give rise to certain conflicts of interest in the course of such individuals' affiliation with us. For instance, four of our joint ventures are with AMCIC Cape Holdings, or AMCIC, an affiliate of Hans J. Mende, to purchase four newbuilding Capesize vessels.  Mr. Mende is a member of our Board of Directors, and also serves on the board of directors of Fritz Shipco LLC, Iron Lena Shipco LLC, Gayle Frances Shipco LLC, and Benthe Shipco LLC.  Although we do not prevent our directors, officers and principal stockholders from having such affiliations, we use our best efforts to cause such individuals to comply with all applicable laws and regulations in addressing such conflicts of interest. Our officers and employee directors devote their full time and attention to our ongoing operations, and our non-employee directors devote such time as is necessary and required to satisfy their duties as directors of a public company.

Excel Maritime Carriers Ltd. is incorporated in the Republic of Liberia, which does not have a well-developed body of corporate law.

Excel Maritime Carriers Ltd.'s corporate affairs are governed by its amended and restated articles of incorporation and by-laws and by the Liberian Business Corporations Act, or the BCA. The provisions of the BCA are intended to resemble provisions of the corporation laws of a number of states in the United States. The rights and fiduciary responsibilities of directors under the law of the Republic of Liberia are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well.

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

Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered. Future hostilities or political instability in regions where we operate or may operate could have a material adverse effect on our business, results of operations and ability to service our debt and pay dividends. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries where our vessels trade may limit trading activities with those countries, which could also harm our business, financial condition and results of operations.

Unless we set aside reserves for vessel replacement, at the end of a vessel's useful life our revenue will decline if we are also unable to borrow funds for vessel replacement.

If we do not maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives in the event we also have insufficient credit or access to credit at the times of such expiration. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to service our debt and pay dividends will be adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends. In periods where we make acquisitions, our Board may limit the amount or percentage of our cash from operations available to service our debt and pay dividends.

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

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants of our notes and future and existing credit facilities and make payments on our debt.

As of December 31, 2009, we have had total debt of $1.3 billion.  Our level of debt could have important consequences for us, including the following:

•	we may have difficulty borrowing money in the future for acquisitions, capital expenditures or to meet our operating expenses or other general corporate obligations;

•
we will need to use a substantial portion of our cash flows to pay interest on our debt, which will reduce the amount of money we have for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other business activities;

•	we may have a higher level of debt than some of our competitors, which may put us at a competitive disadvantage;

•	we may be more vulnerable to economic downturns and adverse developments in our industry or the economy in general; and

•	our debt level, and the financial covenants in our various debt agreements, could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

To service our indebtedness, we will require a significant amount of cash.  Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt obligations could harm our business, financial condition and results of operations.

Our ability to make scheduled payments on and to refinance our indebtedness and to fund future capital expenditures will depend on our ability to generate cash from operations in the future.  This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.  We cannot assure you that our business will generate sufficient cash flow from operations in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.  If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt.  We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all.  In addition, any failure to make scheduled payments of interest and principal on our notes or any other outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on acceptable terms.  Our cash flow and capital resources may be insufficient for payment of interest on and principal of our debt in the future and any such alternative measures may be unsuccessful or may not permit us to meet scheduled debt service obligations, which could cause us to default on our obligations and could impair our liquidity.

The agreements and instruments governing our debt contain restrictive covenants, which may limit our liquidity and corporate activities and prevent proper service of debt, which could result in the loss of our vessels.

Our loan agreements impose significant operating and financial restrictions on us.  These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends or redeem capital stock;

•	make capital expenditures;

•	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and

•	sell our vessels.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions.  Our lenders' interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders' permission when needed.  This may prevent us from taking actions that we believe are in our best interest.

We are subject to certain fraudulent transfer and conveyance statutes which may adversely affect holders of our notes.

Fraudulent transfer and insolvency laws to which we and our subsidiary guarantors may be subject may result in our notes and the guarantees being voided, subordinated or limited.

The Republic of the Marshall Islands

Many of our guarantors, as of the issue date of our notes, are organized under the laws of the Republic of the Marshall Islands. While the Republic of the Marshall Islands does not have a bankruptcy statute or general statutory mechanism for insolvency proceedings, a Marshall Islands court could apply general U.S. principles of fraudulent conveyance, discussed below, in light of the provisions of the Marshall Islands Business Corporations Act, or the BCA, restricting the grant of guarantees without a corporate purpose. In such case, a Marshall Islands court could void or subordinate our notes or our subsidiary guarantees, including for the reasons a U.S. court could void or subordinate a guarantee as described below.

United States

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of our notes and the incurrence of the subsidiary guarantees, particularly any future guarantees of any U.S. subsidiaries we might create. Under U.S. federal bankruptcy law and comparable provisions of U.S. state fraudulent transfer or conveyance laws, if any such law would be deemed to apply, which may vary from state to state, our notes or the subsidiary guarantees could be voided as a fraudulent transfer or conveyance if (1) we or any of the guarantors, as applicable, issued our notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors, or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing our notes or incurring the guarantees and, in the case of (2) only, one of the following is also true at the time thereof:

•	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of our notes or the incurrence of the subsidiary guarantees;

•	the issuance of our notes or the incurrence of the subsidiary guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

•	we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor's ability to pay as they mature; or

•
we or any of the guarantors was a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

If a court were to find that the issuance of our notes or the incurrence of the subsidiary guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under our notes or such subsidiary guarantee or further subordinate our notes or such subsidiary guarantee to presently existing and future indebtedness of ours or of the related guarantor, or require the holders of our notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on our notes. Further, the voidance of our notes could result in an event of default with respect to our and our subsidiaries' other debt that could result in acceleration of such debt.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.

We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the subsidiary guarantees would not be further subordinated to our or any 38 of our guarantors' other debt. Generally, however, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•
the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

Other jurisdictions

The laws of the other jurisdictions in which guarantors are or may be organized (such as the Republic of Liberia and Cyprus) may also limit the ability of those guarantors to guarantee debt of a parent company. These limitations arise under various provisions or principles of corporate law, including provisions requiring a subsidiary guarantor to receive adequate corporate benefit from the financing, rules governing preservation of share capital, and thin capitalization and fraudulent transfer principles. In certain of these jurisdictions, the subsidiary guarantees will contain language limiting the amount of debt guaranteed so that the applicable local law restrictions will not be violated. Accordingly, if you were to enforce the subsidiary guarantees in such jurisdictions, your claims may be limited. Furthermore, although we believe that the subsidiary guarantees of such guarantors are enforceable (subject to local law restrictions), a third-party creditor may challenge these guarantees and prevail in court. We can provide no assurance that the subsidiary guarantees will be enforceable.

It may be difficult to serve process on or enforce a U.S. judgment against us, our officers and the majority of our directors.

We are a Liberian corporation and nearly all of our executive officers and directors are located outside of the United States.  Most of our directors and officers and certain of the experts reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States.  As a result, you may have difficulty serving legal process within the United States upon us or any of these persons.  You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or any of these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Republic of Liberia or of the non-U.S. jurisdictions in which our offices are located would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

ITEM 4 - INFORMATION ON THE COMPANY

A. History and Development of the Company

We, Excel Maritime Carriers Ltd., were incorporated under the laws of the Republic of Liberia on November 2, 1988.

Our Class A common stock has traded on the NYSE under the symbol "EXM" since September 15, 2005. Prior to that date, our Class A common stock traded on the American Stock Exchange, or the AMEX, under the same symbol. As of December 31, 2009, we had 79,770,159 shares of our Class A common stock and 145,746 shares of our Class B common stock issued and outstanding.

The address of our registered office in Bermuda is 14 Par-la-Villa Road, Hamilton HM JX, Bermuda. We also maintain executive offices at 17th km National Road Athens-Lamia & Finikos Str., 145 64, Nea Kifisia, Athens, Greece. Our telephone number at that address dialing from the U.S. is (011) 30 210 818 7000.

Capital Expenditures and Divestitures

Beginning on March 6, 2007, we held 18.9% of the outstanding common stock of Oceanaut Inc., or Oceanaut, a corporation in the development stage, organized on May 3, 2006 under the laws of the Republic of the Marshall Islands. Oceanaut was formed to acquire, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry.

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

On April 27, 2007, our Board of Directors approved the sale of vessel Goldmar for $15.7 million, net of selling costs to a company affiliated with its Chairman.

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

During the year ended December 31, 2008, we paid $84.9 million in relation to our vessels under construction, including vessel Sandra which was delivered to us on December 26, 2008 at a total cost of $149.1 million.

In February 2009, we sold the vessel Swift for net proceeds of approximately $3.7 million.

On October 27, 2009 we and one of our joint venture partners completed two agreements for the exchange of our ownership interests in three joint venture companies. Please see "Item 10, Additional Information – C. Material Contracts – Newbuilding Contracts", for a discussion of the restructuring of our ownership interests in these joint ventures. Based on the agreements concluded, we agreed to sell our 50% ownership interest in Lillie Shipco LLC to AMCIC Cape Holdings LLC ("AMCIC"), an affiliate company of a member of our Board of Directors for a consideration of $1.2 million and the transfer by AMCIC to us of its 50% ownership interest in Hope Shipco LLC. In addition, AMCIC sold its 28.6% ownership interest in Christine Shipco LLC to us for a consideration of $2.8 million. Following the completion of the transaction, we became 100% owner of Hope Shipco LLC, increased our interest in Christine Shipco LLC to 71.4% and disposed our interest in Lillie Shipco LLC.

During the year ended December 31, 2009, we paid $9.4 million representing scheduled advances in relation to our vessels under construction.

B. Business Overview

We are a provider of worldwide sea borne transportation services for dry bulk cargo including among others, iron ore, coal and grain, collectively referred to as "major bulks," and steel products, fertilizers, cement, bauxite, sugar and scrap metal, collectively referred to as "minor bulks". Our fleet is managed by one of our wholly-owned subsidiaries, Maryville.

Currently, our fleet consists of 40 vessels and, together with seven Panamax vessels under bareboat charters, we operate 47 vessels, consisting of five Capesize, fourteen Kamsarmax, 21 Panamax, five Handymax and two Supramax vessels, with a total carrying capacity of approximately 3.9 million dwt. In addition to the above fleet, we have also assumed - through a wholly owned subsidiary and five joint venture vessel-owning companies, six shipbuilding contracts for six Capesize vessels, two of which are expected to be delivered to us within the year ending December 31, 2010. As no refund guarantees have yet been received for the remaining four newbuilding contracts, their construction may be delayed and they may never be delivered at all.

Our Fleet

The following is a list of the operating vessels in our fleet as of March 9, 2010, all of which are drybulk carriers:

Vessel Name	DWT	Year Built	Type
Sandra	180,274	2008	Capesize
Lowlands Beilun	170,162	1999	Capesize
Iron Miner	177,931	2007	Capesize
Kirmar	164,218	2001	Capesize
Iron Beauty	164,218	2001	Capesize
Iron Manolis	82,269	2007	Kamsarmax
Iron Brooke	82,594	2007	Kamsarmax
Iron Lindrew	82,598	2007	Kamsarmax
Coal Hunter	82,298	2006	Kamsarmax
Pascha	82,574	2006	Kamsarmax
Coal Gypsy	82,221	2006	Kamsarmax
Iron Anne	82,220	2006	Kamsarmax
Iron Vassilis	82,257	2006	Kamsarmax
Iron Bill	82,187	2006	Kamsarmax
Santa Barbara	82,266	2006	Kamsarmax
Ore Hansa	82,209	2006	Kamsarmax
Iron Kalypso	82,224	2006	Kamsarmax
Iron Fuzeyya	82,209	2006	Kamsarmax
Iron Bradyn	82,769	2005	Kamsarmax
Grain Harvester	76,417	2004	Panamax
Grain Express	76,466	2004	Panamax
Iron Knight	76,429	2004	Panamax
Coal Pride	72,493	1999	Panamax
Iron Man (1)	72,861	1997	Panamax
Coal Age (1)	72,824	1997	Panamax

Vessel Name	DWT	Year Built	Type
Fearless I (1)	73,427	1997	Panamax
Barbara (1)	73,307	1997	Panamax
Linda Leah (1)	73,317	1997	Panamax
King Coal (1)	72,873	1997	Panamax
Coal Glory (1)	73,670	1995	Panamax
Isminaki	74,577	1998	Panamax
Angela Star	73,798	1998	Panamax
Elinakos	73,751	1997	Panamax
Rodon	73,656	1993	Panamax
Happy Day	71,694	1997	Panamax
Birthday	71,504	1993	Panamax
Renuar	70,155	1993	Panamax
Powerful	70,083	1994	Panamax
Fortezza	69,634	1993	Panamax
First Endeavour	69,111	1994	Panamax
July M	55,567	2005	Supramax
Mairouli	53,206	2005	Supramax
Emerald	45,588	1998	Handymax
Marybell	42,552	1987	Handymax
Attractive	41,524	1985	Handymax
Lady	41,090	1985	Handymax
Princess I	38,858	1994	Handymax
Total	3,860,130

(1)  Indicates a vessel sold by Quintana to a third party in July 2007 and subsequently leased back to Quintana under a bareboat charter.

In addition to the above fleet, we are party- through a wholly owned subsidiary and the joint ventures in which we participate- to the following newbuilding contracts for six Capesize vessels:

Vessel	DWT	Expected Delivery	Ownership
Hope	181,000	November 2010	100%
Christine	180,000	April 2010	71.4%
Fritz	180,000	May 2010 (A)	50.0%
Benthe	180,000	June 2010 (A)	50.0%
Gayle Frances	180,000	July 2010 (A)	50.0%
Iron Lena	180,000	August 2010 (A)	50.0%
Total	1,081,000

(A) Indicates contracted delivery dates for a new building vessel for which no refund guarantee has yet received and may be delayed in delivery or may never be delivered at all.

Business Strategy

Our business strategy includes:

•      Fleet Expansion and Reduction in Average Age. We intend to continue to grow our fleet and, over time, reduce its average age. Most significantly, our acquisition of Quintana allowed us to add 30 young and well maintained operating dry bulk carriers to our fleet. Our vessel acquisition candidates generally are chosen based on economic and technical criteria. We also expect to explore opportunities to sell some of our older vessels at attractive prices.

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

•      Expansion of Operations and Client Base. We aim to become one of the world's premier full service dry bulk shipping companies. We operate a fleet of 47 vessels with a total carrying capacity of 3.9 million dwt and a current average age of approximately 9.7 years, which makes us one of the largest dry bulk shipping companies in the industry and gives us the largest dry bulk fleet by dwt operated by any U.S.-listed company.

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

•      Strong Customer Relationships. We have strong relationships with our customers and charterers that we believe are the result of the quality of our fleet and our reputation for quality vessel operations. Through our wholly-owned management subsidiary, Maryville, we have many long-established customer relationships, and our management believes it is well regarded within the international shipping community. During the past 19 years, vessels managed by Maryville have been repeatedly chartered by subsidiaries of major dry bulk operators. In 2009, we derived approximately 34% of our gross revenues from a single charterer, Bunge.

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

Ship Management

Historically, our fleet was managed by Excel Management Ltd., or Excel Management, an affiliated Liberian corporation formed on January 13, 1998 and controlled by the Chairman of our Board, under a five-year management agreement. Excel Management had sub-contracted Maryville to perform some of these management services. Maryville became a wholly-owned subsidiary of ours on March 31, 2001.

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

Brokering agreement

On March 4, 2005, we also entered into a one-year brokering agreement with Excel Management. Under this brokering agreement, Excel Management will, pursuant to our instructions, act as our broker with respect to, among other matters, the employment of our vessels. For its chartering services under the brokering agreement, Excel Management will receive a commission fee equal to 1.25% of the revenue of our vessels. This agreement extends automatically for successive one-year terms at the end of its initial term and may be terminated by either party upon twelve months prior written notice. The agreement was automatically extended by another year on March 4, 2010.

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

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships.  Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile organic compounds from cargo tanks, and the shipboard incineration of specific substances.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.  Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and adversely affect our business, cash flows, results of operations and financial condition.  In October 2008, the IMO adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone-depleting substances, which amendments enter into force on July 1, 2010.  The amended Annex VI will reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships by reducing the global sulfur fuel cap initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  The United States ratified the Annex VI amendments in October 2008, and the U.S. Environmental Protection Agency, or EPA, promulgated equivalent emissions standards in late 2009.

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL, which impose a variety of standards that regulate the design and operational features of ships.  The IMO periodically revises the SOLAS and LL standards.

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

The operation of our ships is also affected by the requirements set forth in the ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the Company's applicable vessels is ISM code-certified. However, there can be no assurance that such certifications will be maintained indefinitely.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

The United States Oil Pollution Act of 1990

OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade with the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone around the United States.

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

(v)  net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

(vi) loss of subsistence use of natural resources.

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels to the greater of $1,000 per gross ton or $0.85 million per non-tank (e.g. drybulk) vessel that is over 3,000 gross tons (subject to periodic adjustment for inflation). CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company's vessels call.

The U.S. Clean Water Act

The CWA prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.

The U.S. Clean Air Act

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.

Other Environmental Initiatives

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or UNFCCC, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, international negotiations are continuing with respect to a successor to the Kyoto Protocol, which sets emission reduction targets through 2012, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels, if such emissions are not regulated through the IMO or the UNFCCC by December 31, 2010. In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has promulgated regulations, expected to be finalized in March 2010, regulating the emission of greenhouse gases from motor vehicles and stationary sources.  The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels.  Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including the climate change initiatives that are being considered in the U.S. Congress.  In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, including market-based instruments.  Any passage of climate control legislation or other regulatory initiatives by the EU, U.S., IMO or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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

Following May 2008, the BDI fell over 90% from May 2008 through December 16, 2008 and almost 75% during the fourth quarter of 2008 through December 16, 2008, reaching a low of 663, or 94% below the May 2008 high point, in December 2008. The BDI recovered during 2009, at a rate of 350% to close the year at 3005 points, whoever from January 2009 through December 2009, the BDI was reaching a high of 4661, or 700% above the December 2008 low point, in November 2009.

The average BDI value for 2009, about 2600, represented only 60% of the average BDI for 2008, about 6390, despite the latter part of 2008 being depressed. The current BDI value is approximately 24% higher than the 2009 average levels.

 The general decline in the dry bulk carrier charter market has resulted in lower charter rates for vessels exposed to the spot market and time charters linked to the BDI. Specifically, we currently employ 14 of our vessels in the spot market.

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

Capesize rates, which averaged $100,000 per day in August 2008, fell to approximately $2,300 per day on December 2, 2008. The Capesize market is currently at approximately USD 37,804 per day. We believe that while the root cause of the fall has been a sharp slowdown in Chinese steel demand and prices leading to reduced demand for iron ore and coal, the price reductions of  approximately 30% achieved from the 'big three' mining companies, Companhia Vale do Rio Doce, a Brazilian mining company, BHP Billiton and Rio Tinto, Anglo Australian mining companies, for the 2009 benchmark pricing, coupled with lower transportation cost, sparked Chinese steel mills to restock and turn back to foreign mined high quality iron ore. Additionally, the thawing trade finance, bank's willingness to issue letters of credit resulted in increased financing for the purchase of commodities carried by sea which has led to a significant incline in cargo shipments and an attendant surge in charter rates.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.  Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
a continuous synopsis record kept on-board showing a vessel's history including, name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code.  We will implement and comply with the various security measures addressed by the MTSA, SOLAS and the ISPS Code to the extent they are applicable to us or our vessels.

Customers

The Company has many long-established customer relationships, and management believes it is well regarded within the international shipping community. During the past 19 years, vessels managed by Maryville have been repeatedly chartered by subsidiaries of major dry bulk operators. In 2009, we derived approximately 34% of our gross revenues from a single charterer, Bunge. In particular, all 14 of our Kamsarmax vessels and two Panamax vessels are on time charter to Bunge until December 31, 2010. Consequently, a significant portion of our future revenues will be derived from Bunge – see "Risk Factors" above for further details.

Inspection by Classification Societies

The hull and machinery of every large, commercial oceangoing vessel must be "classed" by a classification society.  A classification society certifies that a vessel is "in-class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member.  In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•
Annual Surveys.  For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•
Intermediate Surveys.  Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal.  Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•
Class Renewal Surveys.  Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull.  At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures.  Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals.  The classification society may grant a one year grace period for completion of the special survey.  Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear.  In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle.  At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere.  The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also dry docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections.  If any defects are found, the classification surveyor will issue a recommendation that must be rectified by the shipowner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in-class" by a classification society that is a member of the International Association of Classification Societies.  All our vessels are certified as being "in-class" by Bureau Veritas, American Bureau of Shipping, Nippon Kaiji Kyokai, Det Norske Veritas and Lloyd's Register of Shipping.  All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.

Our wholly-owned management subsidiary, Maryville, implemented Safety Management and Quality standards long before they became mandatory by the relevant institutions. Although the shipping industry was aware that the ISM Code would become mandatory as of July 1, 1998, Maryville, in conjunction with ISO 9002:1994, commenced operations back in 1995 aiming to voluntarily implement both systems well before the International Safety Management date.

Maryville was the first ship management company in Greece to receive simultaneous ISM and ISO Safety and Quality Systems Certifications in February 1996 for the safe operation of dry cargo vessels.  At the end of 2003, Maryville's Management System was among the first five company management systems to have been successfully audited and found to be in compliance with management System Standards for both ISO 9001:2000 and ISO 14001:1996 mentioned above. Certification to Maryville for both standards was issued in early 2004.

In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. The Company's vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry-docked every two to three years for inspection of the underwater parts of such vessel. Generally, the Company will make a decision to scrap a vessel or reassess its useful life at the time of a vessel's fifth special survey.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, structural damage to the vessel, collision, personal injuries, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy, hostilities and labor strikes.  In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.  OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the U.S. market.

Hull and Machinery Insurance and War Risks Insurance

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

Protection and Indemnity Insurance

Protection and Indemnity insurance is provided by mutual protection and indemnity associations, or P&I Clubs, which cover our third party liabilities in connection with our shipping activities.  This includes third-party liability and other expenses and claims in connection with injury or death of crew, passengers and other third parties, loss or damage to cargo, damage to other third-party property, pollution arising from oil or other substances, wreck removal and related costs. Subject to the "capping" discussed below, our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for oil pollution is $1 billion per vessel per incident. The 13 P&I Clubs that compose the International Group of P&I Clubs insure more than 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Club has capped its exposure to this pooling agreement at $4.25 billion. As a member of a P&I Club that itself is a member of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Clubs composing the International Group.

C. Organizational Structure

We are the parent company of the following subsidiaries as of March 9, 2010:

Subsidiary	Place of Incorporation	Percentage of Ownership

Maryville Maritime Inc.	Liberia	100%
Point Holdings Ltd. (1)	Liberia	100%
Bird Acquisition Corp.(2)	Marshall Islands	100%

(1)
Point Holdings Ltd. is the parent company (100%) of sixteen Liberian ship-owning subsidiaries as follows, each of which owns one vessel: Fianna Navigation S.A., Marias Trading Inc., Yasmine International Inc., Tanaka Services Ltd., Amanda Enterprises Ltd., Whitelaw Enterprises Co., Candy Enterprises Inc., Fountain Services Ltd., Harvey Development Corp., Teagan Shipholding S.A., Minta Holdings S.A., Odell International Ltd., Ingram Limited, Snapper Marine ltd., Barland Holdings Inc. and Castalia Services Ltd.  In addition, Point is the parent company (100%) of the following five Liberian non ship-owning companies, Magalie Investments Corp., Melba Management Ltd., Naia Development Corp., Pisces Shipholding Ltd and Liegh Jane Navigation S.A., as well as of the Liberian company Thurman International Ltd. which is the parent company (100% owner) of Centel Shipping Company Ltd., the owner of vessel Lady.

(2)
Bird is the parent company (100%) of the following Marshall Islands ship-owning subsidiaries, each of which owns one vessel: Lowlands Beilun Shipco LLC, Iron Miner Shipco LLC, Kirmar Shipco LLC, Iron Beauty Shipco LLC, Iron Manolis Shipco LLC, Iron Brooke Shipco LLC, Iron Lindrew Shipco LLC, Coal Hunter Shipco LLC, Pascha Shipco LLC, Coal Gypsy Shipco LLC, Iron Anne Shipco LLC, Iron Vassilis Shipco LLC, Iron Bill Shipco LLC, Santa Barbara Shipco LLC, Ore Hansa Shipco LLC, Iron Kalypso Shipco LLC, Iron Fuzeyya Shipco LLC, Iron Bradyn Shipco LLC, Grain Harvester Shipco LLC, Grain Express Shipco LLC, Iron Knight Shipco LLC, Coal Pride Shipco LLC, Sandra Shipco LLC (formerly Iron Endurance Shipco LLC), and Hope Shipco LLC. In addition, Bird is the parent company (100%) of the following seven Marshall Islands non ship-owning companies, Iron Man Shipco LLC, Coal Age Shipco LLC, Fearless Shipco LLC, Barbara Shipco LLC, Linda Leah Shipco LLC, King Coal Shipco LLC and Coal Glory Shipco LLC, each of which sold its vessel to a third party in July 2007 and subsequently leased the vessel back under a bareboat charter. Bird is also a joint venture partner in five Marshall Islands ship-owning companies, four of which are 50% owned by Bird (Fritz Shipco LLC, Benthe Shipco LLC, Gayle Frances Shipco LLC and Iron Lena Shipco LLC.) and one of which is 71.4% owned by Bird (Christine Shipco LLC). Each of the foregoing subsidiaries has been formed to be the owner of respective newbuilding Capesize dry bulk carriers. For more information, please see below under "Item 10, Additional Information – C. Material Contracts – Newbuilding Contracts".We have guaranteed the performance of one of these joint ventures obligations under a contract for a newbuilding vessel with purchase price of $72.4 million.

Following our acquisition of Quintana, we also own Quintana Management LLC, which was the management company for Quintana's vessels prior to the merger on April 15, 2008 but has not provided management services to any of our vessels nor to any third party vessels, and Quintana Logistics, which was incorporated in 2005 to engage in chartering operations, including contracts of affreightment, and which has had no operations during the period from the merger on April 15, 2008 to March 9, 2010. On December 24, 2008 Quintana Management LLC closed its Greek office which was established under the provisions of Law 89/1967 and the company is in the process of being dissolved.

D. Property, Plant and Equipment

We do not own any real estate property. Our management agreement with Maryville includes terms under which we and our subsidiaries are being offered office space, equipment and secretarial services at 17th km National Road Athens-Lamia & Finikos Str., Nea Kifisia, Athens, Greece. Maryville has a rental agreement with an unrelated party for the rental of these office premises.

ITEM 4A – UNRESOLVED STAFF COMMENTS

None.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management's discussion and analysis of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included in "Item 18, Financial Statements". This discussion includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the "Risk Factors" section and elsewhere in this report.

A. Results of Operations

Factors Affecting Our Results of Operations

Voyage revenues

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

Time charter amortization-revenue and Charter hire amortization-expense

Where we identify any assets or liabilities associated with the acquisition of a vessel, we record all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. We value any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed.  When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as an asset; otherwise, the difference is recorded as liability. Such assets and liabilities are amortized as an expense or revenue, respectively over the remaining period of the time charters acquired.

Vessel operating expenses

Vessel operating expenses consist primarily of crewing, repairs and maintenance, lubricants, victualling, stores, spares and insurance expenses. The vessel owner is responsible for all vessel operating expenses under voyage charters and time charters. Our vessel operating expenses have historically been increased as a result of the enlargement of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and crew wages, may also cause these expenses to increase.

Depreciation

Vessel acquisition cost and subsequent improvements are depreciated on a straight-line basis over the remaining useful life of each vessel, estimated to be 28 years from the date of construction. In computing vessel depreciation, the estimated salvage value is also taken into consideration. Effective October 1, 2008 and following management's reassessment of the residual value of the vessels, the estimated salvage value per light weight ton (LWT) was increased to $200 from $120. Management's estimate was based on the average demolition prices prevailing in the market during the last five years for which historical data were available. We do not expect these assumptions to change in the near future. Our depreciation charges have increased in recent periods due to the enlargement of our fleet and will continue to grow as our fleet expands.

Depreciation of office, furniture and equipment is calculated on a straight line basis over the estimated useful life of the specific asset placed in service, which ranges from three to nine years.

Dry-docking and Special Survey costs

Dry-docking and special survey relates to our regularly scheduled maintenance program necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Management anticipates that vessels will undergo dry-dock and special survey every two and a half years and five years, respectively.  Effective January 1, 2009, these costs are expensed as incurred. In accordance with ASC 250, "Accounting Changes and Error Corrections", this change has been retrospectively applied in the accompanying consolidated financial statements.

General and Administrative Expenses

Our general and administrative expenses include onshore vessel administrative related expenses such as legal and professional expenses and payroll and expenses relating to our executive officers and office staff, office rent and expenses, directors' fees, and directors and officers insurance.  General and administrative expenses include also the amortization of our stock based compensation.

Fiscal Year ended December 31, 2009 Compared to Fiscal Year ended December 31, 2008

Voyage revenues from vessels

Voyage revenues decreased by $69.5 million, or 15.1%, to $391.7 million in the year ended December 31, 2009, compared to $461.2 million for the year ended December 31, 2008.  The decrease is attributable to the market conditions prevailing during the year which resulted in lower rates earned by our vessels operating in the spot market, while the average number of operating vessels increased from 38.6 during the year ended December 31, 2008 to 47.2 during the year ended December 31, 2009. Time charter equivalent per ship per day for the year ended December 31, 2009 amounted to $21,932 compared to time charter equivalent per ship per day of $31,291 for the year ended December 31, 2008.

Time charter amortization

Time charter amortization, which relates to the amortization of unfavorable time charters that were fair valued upon the acquisition of Quintana Maritime Ltd., amounted to $364.4 million in the year ended December 31, 2009 as compared to $234.0 million for the year ended December 31, 2008. Included in the time charter amortization for the year ended December 31, 2009 is also an amount of $63.1 million related to the accelerated amortization of the time charter liability related to vessels Sandra, Coal Pride and Grain Harvester due to the termination of the time charters that were assumed by us upon acquiring Quintana.

Voyage expenses and commissions to a related party

Voyage expenses decreased by $8.8 million, or 31.3%, to $19.3 million for the year ended December 31, 2009, compared to $28.1 million for the year ended December 31, 2008.  The decrease was driven by lower commissions due to decreased voyage revenues which also account for the decrease of $1.3 million, or 36.1%, in Commissions to a related party for the year ended December 31, 2009 as compared with the respective period in 2008.

Charter hire expense

Charter hire expense, representing bareboat hire for the bareboat vessels amounted to $32.8 million for the year ended December 31, 2009 as compared with $23.4 million for the year ended December 31, 2008.

Charter hire amortization

Charter hire amortization, which relates to the favorable bareboat charters that were fair valued upon the acquisition of Quintana Maritime Ltd, amounted to $40.0 million in the year ended December 31, 2009 as compared to $28.4 million for the year ended December 31, 2008.

Vessel operating expenses

Vessel operating expenses increased by $13.5 million, or 19.4%, to $83.2 million in the year ended December 31, 2009 compared to $69.7 million for the year ended December 31, 2008. The increase is mainly attributable to the increase in the number of vessels operated from an average of 38.6 vessels for the year ended December 31, 2008 to 47.2 vessels for the year ended December 31, 2009. Daily vessel operating expenses per vessel slightly decreased by $101 or 2.0%, to $4,829 for 2009, compared to $4,930 for 2008.

Depreciation

Depreciation expense, which includes depreciation of vessels and depreciation of office furniture and equipment increased by $24.6 million, or 24.9%, to $123.4 million for the year ended December 31, 2009, compared to $98.8 million for the year ended December 31, 2008. The increase is mainly attributable to the increase in the number of vessels operated from an average of 38.6 vessels for the year ended December 31, 2008 to 47.2 vessels for the year ended December 31, 2009.

Dry-docking and special survey costs

During the year ended December 31, 2009, the Company incurred dry-docking and special survey costs of approximately $11.4 million as compared to $13.5 million in the year ended December 31, 2008.

General and Administrative Expenses

General and administrative expenses increased by $10.1 million, or 30.7%, to $43.0 million for the year ended December 31, 2009 compared to $32.9 million for the year ended December 31, 2008. Our general and administrative expenses include salaries and other related costs of the executive officers and other employees, office rent, legal and auditing costs, regulatory compliance costs and other miscellaneous office expenses.

Stock-based compensation for the year ended December 31, 2009 was $19.8 million as compared to $8.6 million for the corresponding year in 2008 and is included in the above amounts. As at December 31, 2009, the total unrecognized cost related to these awards was $3.8 million which will be recognized through December 31, 2012.

Excluding those amounts, general and administrative expenses decreased by $1.1 million or 4.5% to $23.2 million in the year ended December 31, 2009 from $24.3 million for the respective period in 2008. Since the majority of such expenses are paid in Euro, the decrease presented was due to improved exchange rates between Euro and USD during the year ended December 31, 2009 compared to the year ended December 31, 2008.

Loss on disposal of Joint venture ownership interest

During the year ended December 31, 2009, we recognized a loss of $3.7 million relating to the disposal of our subsidiary Lillie ShipCo due to the exchange of ownership interests in joint ventures which are discussed in Note 5 to our consolidated financial statements included in Item 18, Financial Statements.

Interest and finance costs, net

Interest and finance costs, net, which include interest and finance costs and interest income, increased by $1.4 million, or 2.6%, to $56.3 million in the year ended December 31, 2009 compared to $54.9 million for the respective year in 2008. The increase is primarily attributable to the decrease of interest income by $6.2 million from $7.1 million in the year ended December 31, 2008 to $0.8 million in the year ended December 31, 2009. On the other hand, interest costs decreased by $4.8 million from $61.9 million in the year ended December 31, 2008 to $57.1 million in the year ended December 31, 2009. The decrease was due to the decrease in the average outstanding debt balances during the year ended December 31, 2009 following loan prepayments and loan payments amounting to $216.9 million and the decrease in LIBOR rates prevailing during the year ended December 31, 2009.

Interest rate swap losses

Interest rate swap losses decreased by $34.8 million to $1.1 million in the year ended December 31, 2009 as compared to $35.9 million in the year ended December 31, 2008. Realized interest rate swap losses for the year ended December 31, 2009 increased by $18.3 million to $28.4 million as compared to realized interest rate swap losses of $10.1 in the year ended December 31, 2008. In addition, included in interest rate swaps losses for the years ended December 31, 2008 and 2009 are unrealized losses of $25.8 million and unrealized gains of $27.2 million, respectively, attributable to the mark- to- market valuation of interest rate swaps that do not qualify for hedge accounting.

Other net

Other net amounted to an income of $0.4 million for the year ended December 31, 2009 compared to an income of $1.6 million in the respective period in 2008.

U.S. source income taxes

U.S. source income taxes amounted to $0.8 million and $0.7 million for the years ended December 31, 2008 and 2009, respectively.

Loss assumed by non-controlling interests

Loss assumed by non-controlling interests in the years ended December 31, 2008 and 2009 represents the joint ventures partners' share of the loss of the joint ventures.

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

Vessel impairment loss

Vessel impairment loss amounted to $2.2 million and relates to the loss determined on vessel Swift following our impairment analysis at December 31, 2008. No impairment loss was recognized in the year ended December 31, 2007.

Dry-docking and special survey costs

During the year ended December 31, 2008, the Company incurred dry-docking and special survey costs of approximately $13.5 million as compared to $6.8 million in the year ended December 31, 2007.

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

Interest and finance costs, net

Interest and finance costs, net, which include interest and finance costs and interest income, increased by $46.8 million, or 577.8%, to $54.9 million in the year ended December 31, 2008 compared to $8.1 million for the respective year in 2007. The increase is primarily attributable to increased interest costs due to the increase in the average outstanding debt balances during the year ended December 31, 2008 following the loan obtained to partly finance the acquisition of Quintana.

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

Loss assumed by non-controlling interests

Loss assumed by non-controlling interests in the year ended December 31, 2008 represents the joint ventures partners' share of the net income of the joint ventures. Non controlling interests in the year ended December 31, 2007 represents the 25% share held by certain of the Company's officers and directors in Oceanaut's results prior to its initial public offering on March 6, 2007.

Accounting changes

During the year ended December 31, 2009 the Company performed the following accounting changes:

•	adopted the amendments in the accounting for Non-controlling Interest in a Subsidiary provided in ASC Topic 810-10-45;

•
adopted ASC Topic 470-20 which requires the issuer of certain convertible debt instruments that may be settled in cash on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible borrowing rate;

•
changed the method of accounting for dry docking and special survey costs from the deferral method, under which costs associated with the dry-docking and special survey of a vessel are deferred and charged to expense over the period to a vessel's next scheduled dry-docking, to the direct expense method, under which the dry-docking and special survey costs will be expensed as incurred.

With the exception of the amendments made in accordance with ASC 810 which require retrospective application only in the presentation and disclosure requirements, the other two accounting changes require retrospective application for all periods presented and were effected in the accompanying consolidated financial statements in accordance with ASC Topic 250 "Accounting Changes and Error Corrections", which requires that an accounting change should be retrospectively applied to all prior periods presented, unless it is impractical to determine the prior period impacts.  The effect of the above changes is presented in Note 3 to our consolidated financial statements in "Item 18, Financial Statements".

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included under "Item 18, Financial Statements".

Vessels' Depreciation

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. Depreciation begins when the vessel is ready for its intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value (vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. We estimate the useful life of our vessels to be 28 years from the date of initial delivery from the shipyard and the residual value of our vessels to be $120 per lightweight ton. A decrease in the useful life of a dry bulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. Effective October 1, 2008 and following management's reassessment of the residual value of the vessels, the estimated salvage value per light weight ton (LWT) was increased to $200 from $120. Management's estimate was based on the average demolition prices prevailing in the market during the last five years for which historical data were available. The effect of this change in accounting estimate, which did not require retrospective application as per ASC Topic 250 "Accounting Changes and Error Corrections," was to decrease net loss for the year ended December 31, 2008 by $0.5 million or $0.01 per weighted average number of share, both basic and diluted. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

Impairment of Long-Lived Assets

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since mid-August 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates, conditions that we consider indicators of impairment.

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

If our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value.

In developing estimates of future cash flows, we must make assumptions about future charter rates, ship operating expenses, vessels' residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. Our analysis for the year ended December 31, 2009 indicated no impairment on any of our vessels.

Intangibles

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

Derivatives

We are exposed to the impact of interest rate changes. Our objective is to manage the impact of interest rate changes on earnings and cash flows of our borrowings. We use interest rate swaps to manage net exposure to interest rate changes related to our borrowings and to lower our overall borrowing costs. Such swap agreements, designated as "economic hedges" are recorded at fair value in accordance with the provisions of ASC 815 "Derivatives and Hedging" which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met. None of our outstanding derivative contracts meet hedge accounting criteria and the change in their fair value is recognized through earnings.

Convertible Senior Notes

Effective January 1, 2009, we adopted ASC Topic 470-20, "Debt with Conversion and Other Options," which requires the issuer of certain convertible debt instruments that may be settled in cash on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate and is applied retrospectively.

We have currently one outstanding convertible debt instrument that is impacted by ASC Topic 470-20. The new standard requires that a fair value be assigned to the equity conversion option of our $150 million, 1.875% convertible notes as of October 16, 2007, the date of their issuance. This change resulted in a corresponding decrease in the value assigned to the carrying value of the debt portion of the instrument.

The value assigned to the debt portion of the convertible notes was determined based on market interest rate for similar debt instrument without the conversion feature as of the issuance date of the convertible notes. The difference in market interest rate versus the coupon rate on the convertible notes results in non-cash interest that is amortized into interest expense over the expected terms of the convertible notes. For purposes of the valuation, we used an expected term of seven years since the convertible notes contain an embedded put option that allows the holder to require us to purchase the notes at the option of the holder on specified dates with the first such put option date on October 15, 2014.

ASC Topic 470-20 requires retrospective restatement of all periods presented with the cumulative effect of the change in accounting principle on prior periods being recognized as of the beginning of the first period presented. The adoption of ASC Topic 470-20 had an effect on the accounting, both retrospectively and prospectively, for the notes. Aside from a reduction of debt balances and an increase to shareholders' equity by $44.7 million and $38.5 million on the 2008 and 2009 consolidated balance sheets and a non- cash increase to our annual historical interest expense, net of amounts capitalized, of approximately $1.1 million, $5.6 million and $6.2 million for 2007, 2008 and 2009, respectively, we expect that the adoption will result in a non-cash increase to our projected annual interest expense, net of amounts expected to be capitalized, of approximately $6.7 million, $7.4 million and $8.1 million  for each of the three years ending December 31, 2010, 2011 and 2012, respectively.

Recent Developments

Fortis Loan

On February 11, 2010, our subsidiary Hope Shipco entered into a loan agreement for the financing of Hope in the amount of maximum $42.0 million but in any event not more than 75% of the fair value of the vessel upon delivery. The loan will be drawdown in various installments following the vessel construction progress through November 2010.

The first drawdown, amounting to $13.9 million, took place on March 9, 2010 to partly finance the second payment installment to the shipyard upon completion of the steel cutting as provided in the relevant shipbuilding contract. The loan is repayable in twenty quarterly installments and a balloon payment through January 2016. The first installment will commence three months from the vessel delivery.

Payments to shipyards and loan drawdowns

On March 8, 2010, an amount of $7.3 million representing Christine Shipco's scheduled installment to the shipyard was paid. The installment was financed through the final drawdown of $5.1 million of the company's borrowing facility and $1.1 million contribution made by each joint venture partner.

On March 9, 2010, Hope Shipco paid $15.6 million to the shipyard, representing the second installment due on the steel cutting.

On March 9, 2010, Hope Shipco repaid its then-outstanding debt under its RBS credit facility amounting to $10.9 million.

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

Our liquidity requirements relate to servicing our debt, funding investments in vessels, funding working capital and maintaining cash reserves. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to a deficit of $69.1 million at December 31, 2009 compared to a working capital deficit of $187.9 million at December 31, 2008.

This significant decrease in the working capital deficit was primarily due to our equity raisings during 2009, through the equity infusion performed by entities affiliated with the family of the Chairman of our Board of Directors and our equity offering in August 2009, together amounting to approximately $90.1 million of net proceeds, out of which $67.6 million were applied against the balloon payment of the Nordea credit facility as part of the loan amendment discussed below.

We believe that based upon current levels of revenue generated from vessel employment and cash flows from operations, we will have adequate liquidity to make the required payments of principal and interest on our  debt and fund working capital requirements at least through December 31, 2010.

Loan amendments

On March 31, 2009 we amended the Nordea credit facility, in which Nordea Bank acts as administrative agent for secured parties comprising itself and certain other lenders, and the Credit Suisse credit facility and modified certain of the loan terms in order to comply with the financial covenants related to our vessels' market values following the significant decline in the vessel market. In particular, the amended terms of each of the credit facilities which are valid until January 2011 contain financial covenants requiring us to maintain minimum liquidity of $25.0 million, maintain a leverage ratio based on book values of not greater than 70%, maintain a net worth of not less than $750.0 million, maintain a ratio of EBITDA to gross interest of not less than 1.75:1.0 and maintain an aggregate fair market value of vessels serving as collateral for each of the loans at all times of not less than 65% of the outstanding principal amount of the respective loan. Additionally, under the terms of the amended Nordea credit facility, we have deferred principal debt repayments of $150.5 million originally scheduled for 2009 and 2010 to the balloon payment at the end of the facility's term in 2016. During the waiver and deferral periods, the applicable credit facility margins will increase to 2.5% and 2.25%, for the Nordea credit facility and the Credit Suisse credit facility, respectively.

On July 31, 2009, we amended the loan agreement between Hope ShipCo and RBS by extending the repayment to August 21, 2009 and increasing the interest margin to 2.25% from August 1, 2009.  The loan agreement was further amended following the restructuring of the ownership interests in the joint ventures and its repayment was extended to March 15, 2010. See Item 10C "Material Contracts" for detailed description of our loan agreements.

Equity Infusion

As part of the loan amendments discussed above, entities affiliated with the family of the Chairman of our Board of Directors injected $45.0 million in the Company, which was applied against the balloon payment of the Nordea credit facility. In exchange for their contribution, the entities received an aggregate of 25,714,286 Class A shares and 5,500,000 warrants, with an exercise price of $3.50 per warrant. The shares, the warrants and the shares issuable on exercise of the warrants are subject to 12-month lock-ups from March 31, 2009.

We have the option to defer, again to the balloon payment in 2016, additional principal debt repayments in an amount of up to 100% of the equity contributed, meaning the $45.0 million already received as well as any other equity infusion by the above-mentioned entities during 2009 and 2010.

Equity Offering

On August 11, 2009, we completed an offering to the public of 6,000,000 shares of our Class A common stock. Total net proceeds to us from the offering were approximately $45.1 million. We used the net offering proceeds for repayment of debt as well as to build up our committed capital expenditure reserve account, which we may utilize for future capital expenditure requirements.

Suspension of Dividends

In February 2009, our Board of Directors suspended the payment of dividends, so as to retain cash from operations and use it either to fund our operations or vessel acquisitions or service our debt, depending on market conditions and opportunities. We believe that this suspension will enhance our future flexibility by permitting cash flow that would have been devoted to dividends to be used for opportunities that may arise in the current marketplace. For legal and economic restrictions on the ability of the Company's subsidiaries to transfer funds to the company in the form of dividends, loans, or advances and the impact of such restrictions, see "Risk Factors–We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations above.

Cash Flows

Our cash and cash equivalents decreased to $100.1 million as of December 31, 2009 compared to $109.8 million as of December 31, 2008. The decrease was primarily due to decreased net cash provided by operating activities ($147.3 million) and the net cash of $154.7 million used in financing activities.

Operating Activities

The net cash from operating activities decreased by $116.6 million to $147.3 million during the year ended December 31, 2009, compared to net cash from operating activities of $263.9 million during the same period of 2008. This decrease in net cash from operating activities is primarily attributable to the decrease in voyage revenues driven by lower hire rates earned under our spot charter contracts.

Investing Activities

Net cash used in investing activities was $2.3 million during the year ended December 31, 2009 which is mainly a result of (i) $1.6 million, representing the net cash consideration paid to one of our joint venture partners in a transaction to acquire additional equity interests in two of our subsidiaries described in Note 1 and Note 5 to the consolidated financial statements, (ii) $9.6 million, representing installments paid to shipyards for our new-building vessels and other capital expenditures for vessel improvements and furniture and equipment as offset by (iii) $8.9 million, representing proceeds received from Oceanaut's liquidation and from the sale of vessel Swift. Net cash used in investing activities during the year ended December 31, 2008 amounted to $785.3 million and is mainly a result of (i) $692.4 million, representing the cash consideration paid for the acquisition of Quintana, net of cash acquired (ii) $84.9 million, representing installments paid to shipyards for our new-building vessels and (iii) $7.3 million advance payment for vessel Medi Cebu.

Financing Activities

Net cash used in financing activities was $154.7 million for the year ended December 31, 2009, which is mainly attributed to $216.9 million of loan repayments and principal payments partly made from the equity offering proceeds of $90.1 million. Proceeds from long-term debt amounted to $5.1 million in the year ended December 31, 2009 and capital contributions from non-controlling interest owners amounted to $3.3 million.

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

 Summary of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2009 (in millions):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term obligations (1)	1,310.7	137.7	201.4	358.4	613.2
Interest expense (2)	169.2	47.5	56.3	43.5	21.9
Operating lease obligations (Bareboat charters) (3)	180.2	32.8	65.7	64.7	17.0
Vessels under construction (4)	108.6	108.6	-	-	-
Property leases (5)	4.1	0.7	1.6	1.7	0.1
Total	1,772.8	327.3	325.0	468.3	652.2

(1) As of December 31, 2009, we had two term loans outstanding maturing on April 2016 and December 2022 respectively and an amount of $150.0 million of un-secured Convertible Senior Notes due 2027. The above table also includes the loans outstanding under the joint venture's borrowing arrangements.

 (2) With the exception of the Convertible Senior Notes due in 2027 which bear interest at an annual rate of 1.875%, all other debt bears interest at LIBOR plus a margin. For the calculation of the contractual interest expense obligations in the table above, for all years a LIBOR rate of  0.25603% was used, based on the 3 months LIBOR as at December 31, 2009 plus the applicable margin. The interest rate of 1.875% was used for the Convertible Senior Notes due in 2027. Derivative contracts were also included in calculations. The above table does not reflect the effect of a counterparty swap option to be declared on December 31, 2010.

 (3) The amount relates to the bareboat hire to be paid for seven vessels chartered-in under bareboat charter agreements expiring in July 2015.

(4) The amount relates to the total contractual obligations for the installments due on two Capesize newbuildings, one wholly owned and one owned by the joint venture discussed in Note 1 above. Of these amounts, the Company will contribute $105.0 million in the year ending December 31, 2010. The above table does not reflect the purchase price of $310.8 million ($155.4 million of which represents the Company's participation in the joint ventures) for the construction of four Capesize vessels of the joint ventures for which no refund guarantee has been provided by the shipyard and the construction of which has not yet commenced. Therefore, these vessels may be delivered late or not delivered at all. Until the refund guarantee is received, no installments will be made and therefore the commitments under the agreements have not been incorporated into the table above.

(5) The amount relates to the rental of office premises by an unrelated party. The monthly rental payment is approximately $0.06 million and the agreement expires in February 2015.

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

Since early 2009, the charter rates in the dry bulk charter market have increased significantly, albeit on average only representing approximately 40% of the average 2008 values as gauged by the Baltic Dry Index (BDI). The dry bulk vessel values have recovered somewhat, however, remain inferior to the values seen in 2008. The liquidity of the asset market is still impaired as a result of a slowdown in the availability of global credit and the significant relative deterioration in charter rates. Although improving market conditions have already affected our quarter on quarter earnings for 2009 we expect our earnings growth to be subdued in 2010, if deterioration of rates remerges. Although, charter rates have increased from their low levels experienced at the end of 2008 and beginning of 2009, they are well below the average daily charter rates we achieved in 2008 and we can not assure investors that we will be able to employ our vessels at rates similar to their current employments.

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

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, age and position within the Company of each of its current executive officers and directors. On December 30, 2002, the shareholders voted to amend the Company's Articles of Incorporation to eliminate the classification of the Company's directors. Accordingly, all directors serve for one year terms. On September 24, 2009, the Company's shareholders voted to set the Board's composition at six directors. The following table sets forth the name, age and position of each of the current executive officers, executive and non-executive directors of the Company.

Name	Age	Position
Gabriel Panayotides	55	Chairman, President and Director
George Agadakis	57	Chief Operating Officer
Eleftherios Papatrifon	40	Chief Financial Officer
Frithjof Platou	72	Independent Non – Executive Director
Evangelos Macris	59	Independent Non – Executive Director
Apostolos Kontoyannis	61	Independent Non – Executive Director
Trevor J. Williams	67	Independent Non – Executive Director
Hans J. Mende	66	Non – Executive Director

Biographical information with respect to each of our directors and executive officers is set forth below.

Gabriel Panayotides has been the Chairman of the Board since February 1998. Mr. Panayotides has participated in the ownership and management of ocean going vessels since 1978. He is also a member of the Greek Committee of Bureau Veritas, an international classification society. He holds a Bachelors degree from the Piraeus University of Economics. Mr. Panayotides is also a member of the Board of Directors of D/S Torm. Mr. Panayotides acted as the Company's Chief Executive Officer from February 2008 to April 2008.

George Agadakis has been Chief Operating Officer since the Company's inception. He is the Shipping Director of Maryville and was General Manager of Maryville from January 1992 to January 2001. From 1983 to 1992 he served as Insurance and Claims Manager for Maryville. He has held positions as Insurance and Claims Manager and as a consultant with three other shipping companies since 1976. He holds diplomas in Shipping and Marine Insurance from the Business Centre of Athens, the London School of Foreign Trade Ltd and the London Chamber of Commerce.

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

B. Compensation

For the years ended December 31, 2008 and 2009, we paid aggregate directors fees of $0.3 million and $0.4 million, respectively. The aggregate compensation to the executive officers and directors for the years ended December 31, 2008 and 2009 was $3.3 million and $2.6 million, respectively, inclusive of annual bonuses as approved by the Compensation Committee. We have consulting agreements with companies affiliated with certain officers and directors of our company in order to compensate them for services rendered outside Greece. The consulting agreements do not have an expiration date. We do not have a retirement plan for our executive officers or directors.

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

In April 2008, the Compensation Committee proposed and agreed that 500,000 restricted shares of the Company's Class A common stock, or the April Shares, were to be granted to the Chairman of the Board of directors, in recognition of his initiatives and efforts deemed to be outstanding and crucial to the success of the Company during 2007. On June 26, 2008, the April Shares were issued to the Chairman and, on the same date, 310,996 restricted shares of the Company's Class A common stock were issued in the aggregate to the Company's Chief Financial and Chief Operating Officers and to Mr. Molaris, who was then our Chief Executive Officer. 50% of the April 2008 shares vested on December 31, 2008 and the other 50% vested on December 31, 2009. Following Mr. Molaris' resignation on February 23, 2009, the 300,000 restricted shares of the Company's Class A common stock issued to him on June 26, 2008 were forfeited as of the date of his resignation. On November 13, 2008, 240,000 more restricted shares of the Company's Class A common stock were issued in the aggregate to the Company's Chief Operating and Chief Financial officers. On December 31, 2008, the Company issued 97,129 restricted shares of Class A common stock as compensation to certain of the Company's key employees. The Compensation Committee proposed, and the Board approved, all of the aforementioned issuances in 2008 of restricted shares to the Company's executive officers and directors.

On March 11, 2009, based on proposals of the Compensation Committee and following the approval of the Company's Board of Directors, 180,000 restricted shares of our Class A common stock were granted in the aggregate to the Company's Chief Operating and Chief Financial officers.  These shares vested on July 1, 2009.

On July 8, 2009, based on proposals of the Compensation Committee and following the approval of the Company's Board of Directors, 2,000,000 restricted shares of our Class A common stock were granted to the Chairman of our Board of Directors. 666,000 of these shares vested immediately upon granting, 666,000 of these shares vested on December 31, 2009, and the remaining 668,000 of these shares will vest on December 31, 2010.

On October 26, 2009, based on discussions between the Compensation Committee and the non-independent members of our Board of Directors and following the approval of the non-independent members of our Board of Directors, an aggregate of 105,000 restricted shares of our Class A common stock were granted to our four independent directors. Half of the restricted shares vested immediately upon granting and the remainder will vest on June 30, 2010.

C. Board Practices

All directors serve until the Annual General Meeting of Shareholders in 2010 and the due nomination, election and qualification of their successors.

The term of office for each director commences from the date of his election and expires on the date of the next scheduled Annual General Meeting of Shareholders.

The Board and the Company's management have engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC.

As a foreign private issuer, as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Company is permitted to follow certain corporate governance rules of its home country in lieu of the NYSE's corporate governance rules, or the NYSE Rules. The Company complies fully with the NYSE Rules, except that the Company's corporate governance practices deviate with respect to NYSE Rule 303A.08, which requires the Company to obtain prior shareholder approval to adopt or revise any equity compensation plans.

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

The Board is committed to sound and effective corporate governance practices. The Board's Corporate Governance Guidelines address a number of important governance issues such as:

•	Selection and monitoring of the performance of the Company's senior management;

•	Succession planning for the Company's senior management;

•	Qualification for membership on the Board;

•	Functioning of the Board, including the requirement for meetings of the independent directors; and

•	Standards and procedures for determining the independence of directors.

The Board believes that the Corporate Governance Guidelines and other governance documents meet current requirements and reflect a very high standard of corporate governance.

Committees of the Board

The Board has established an Audit Committee, a Compensation Committee and a Nomination Committee.

Audit Committee

The members of the Audit Committee are Messrs Apostolos Kontoyannis, Frithjof Platou and Evangelos Macris, each of whom is an independent director. Mr Kontoyannis was elected Chairman of the Audit Committee following the July 29, 2005 meeting of the Board. The Audit Committee is governed by a written charter, which was reviewed and approved by the Board. The Board has determined that the members of the Audit Committee meet the applicable independence requirements of the SEC and the NYSE that all members of the Audit Committee fulfill the requirement of being financially literate and that Messrs Apostolos Kontoyannis and Frithjof Platou are audit committee financial experts as defined under current SEC and NYSE regulations.

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

D. Employees

We currently employ approximately 1,114 seafarers on-board our vessels and 139 land-based employees in our Athens office. Our shore-based employees are covered by industry-wide collective bargaining agreements that set basic standards of employment.

E. Share Ownership

The shares of common stock beneficially owned by our directors and senior managers are disclosed below in "Item 7. Major Shareholders and Related Party Transactions."

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth, as of December 31, 2009, certain information regarding the ownership of the Company's outstanding common securities by each person known by the Company to own more than 5% of such securities and all the directors and senior management as a group.

Name of Shareholder	Number and percentage of Class A common shares owned	Number and percentage of Class B common shares owned

Argon S.A (1)	5,032,520 (6.3%)	-
Boston Industries S.A. (2)	**	55,676 (38.2%)
Tanew Holdings Inc. (3)	15,607,143 (18.30%)	-
Lhada Holdings Inc. (4)	15,607,143 (18.30%)	-

Name of Shareholder	Number and percentage of Class A common shares owned	Number and percentage of Class B common shares owned

Officers & Directors:
Gabriel Panayotides (5)	33,464,286 (42.0%)	30,800 (21.1%)
Hans Mende (6)	958,253 (1.2%)	-
Eleftherios Papatrifon	**	-
George Agadakis	**	**
All officers & Directors	34,963,747 (43.8%)	31,425 (21.6%)

* Less than 5%.

** Less than 1%

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

(5) Included in the Class A shares are (i) 15,607,143 shares owned by Tanew Holdings Inc. (including 2,750,000 shares issuable upon conversion of warrants), a company controlled by members of Mr. Panayotides' family (ii) 15,607,143 owned by Lhada Holdings Inc. ( including 2,750,000 shares issuable upon conversion of warrants), a company controlled by members of Mr. Panayotides' family. Class B shares represent stock based awards granted to the Chairman of the Board of Directors during 2006 and 2008. Mr. Panayotides disclaims beneficial ownership of the 31,214,286 shares owned by Tanew Holdings Inc. and Lhada Holdings Inc. except with respect to his voting and dispositive interests in such shares.

(6) Included in the Class A shares are 934,181 shares of our Class A common stock held by AMCI Acquisition II, LLC, a limited liability company indirectly controlled by Mr. Mende and 24,072 shares of our Class A common stock owned by a trust of which Mr. Mende is the sole trustee.

B. Related Party Transactions

Brokering Agreement

On March 4, 2005, we entered into a one-year brokering agreement with Excel Management. Under this brokering agreement, Excel Management will, pursuant to our instructions, act as our broker with respect to, among other matters, the employment of our vessels. For its chartering services under the brokering agreement, Excel Management receives a commission fee equal to 1.25% of the revenues of our vessels. This agreement extends automatically for successive one-year terms at the end of its initial term. It may be terminated by either party upon twelve months prior written notice. Commissions charged by Excel Management during the years ended December 31, 2007, 2008 and 2009 amounted to approximately $2.2 million, $3.6 million and $2.3 million, respectively.

Vessels Under Management

Our wholly-owned subsidiary Maryville provides shipping services to two related ship-owning companies at a current fixed monthly fee per vessel of $17,500. Such companies are affiliated with the Chairman of our Board, and the management fees earned from these vessels totalled $0.5 million for the year ended December 31, 2009.

Equity Infusion

As part of the amendments to the Nordea credit facility and the Credit Suisse credit facility, entities affiliated with the family of our Chairman of the Board of Directors injected $45.0 million in the Company, which was applied against the balloon payment of the Nordea credit facility. In exchange for their contribution, the entities received an aggregate of 25,714,286 Class A shares and 5,500,000 warrants, with an exercise price of $3.50 per warrant. The shares, the warrants and the shares issuable on exercise of the warrants are subject to 12–month lock-ups from March 31, 2009.

Joint Ventures Restructuring

On October 27, 2009 we and one of our joint venture partners completed two agreements for the transfer/exchange of ownership interests in three of the joint venture companies discussed in Note 5 to our consolidated financial statements in "Item 18, Financial Statements."  Based on the agreements concluded, we agreed to sell our 50% ownership interest in Lillie Shipco LLC to AMCIC for a consideration of $1.2 million and the transfer by AMCIC to us of its 50% ownership interest in Hope Shipco LLC. In addition, AMCIC sold its 28.6% ownership interest in Christine Shipco LLC to us for a consideration of $2.8 million. Both agreements were conditional to the satisfaction of various customary conditions precedent, as well as to the execution of another agreement between companies affiliated with members of our Board of Directors, such agreement being economically unrelated to the transaction described above. Following the completion of the transaction, we became 100% owner of Hope Shipco LLC and increased our interest in Christine Shipco LLC to 71.4%. No change has been incurred in our participation in the remaining four joint venture ship-owning.

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

650322/08. In his Complaint, Mr. Georgakis alleges that the Company is liable for breach of a November 1, 2004 stock option agreement, common law fraud in connection with the stock option agreement and for defamation arising from a statement on a Form 6-K submitted to the SEC. Mr. Georgakis seeks at least $14,818,000 in damages (including $5.0 million in punitive damages) and attorneys' fees and costs. On January 2, 2009, the Company made a motion to dismiss the action for lack of personal jurisdiction and for forum non conveniens, which was denied by the Supreme Court on October 28, 2009. The Company has filed an appeal, requesting from the Appellate Division to reverse the decision of the Supreme Court and to dismiss the action in its entirety. In addition, the New York Stock Exchange has filed an amicus curiae brief in support of the Company's appeal.  The Company believes that it has strong defenses to the claims and intends to vigorously defend the action on the merits and accordingly has not accrued for any loss contingencies with this respect. However, the ultimate outcome of this case cannot be presently determined.

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

In February 2009 our Board of Directors decided to suspend our dividend in light of the challenging conditions both in the freight market and the financial environment. The suspension of dividend was effective beginning with the dividend of the fourth quarter of 2008. The decision aimed at preserving cash and enhancing our liquidity and was considered to be a precautionary measure in view of the disruptions arising with some of our charters.

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

The table below sets forth the high and low closing prices for each of the periods indicated for shares of our Class A common stock. The high and low closing prices for shares of our Class A common stock, by year, from 2005 to 2009 were as follows:

For The Year Ended	NYSE Low (US$)	NYSE High (US$)

December 31, 2005	11.30	28.47
December 31, 2006	7.66	14.61
December 31, 2007	14.71	81.38
December 31, 2008	3.61	57.72
December 31, 2009	3.17	11.23

The high and low closing prices for shares of our Class A common stock, by quarter, in 2008 and 2009 were as follows:

For The Quarter Ended	NYSE Low (US$)	NYSE High (US$)

March 31, 2008	24.76	39.86
June 30, 2008	28.05	57.72
September 30, 2008	13.40	41.70
December 31, 2008	3.61	14.75
March 31, 2009	3.17	9.03
June 30, 2009	4.74	11.23
September 30, 2009	5.97	9.90
December 31, 2009	5.50	8.40

The high and low closing prices for shares of our Class A common stock for the most recent six months for each month were as follows:

For The Months Ended	NYSE Low (US$)	NYSE High (US$)

September 2009	6.44	7.52
October 2009	5.64	7.16
November 2009	5.50	8.40
December 2009	6.16	7.44
January 2010	5.77	7.42
February 2010	5.13	6.15
March 1, 2010 to March 9, 2010	5.78	6.44

On December 31, 2009, the closing price of shares of our Class A common stock as quoted on the NYSE was $6.16. At that date, there were 79,770,159 Class A and 145,746 Class B shares of common stock issued and outstanding.

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

At a special meeting of shareholders on April 1, 2008, the shareholders approved an amendment to the Articles that added a new Article TWELFTH, or the New Article. The New Article provided that, for a period ending one year after the closing date of the acquisition of Quintana, or April 15, 2008, the Board would consist of seven or eight directors. Immediately following the approval of the New Article, the Board's composition was set at eight directors. The New Article further provided for a newly created class of directors, and, pursuant to the Merger Agreement, this new class comprised three former officers or directors of Quintana: Paul J. Cornell, Hans J. Mende, and Corbin J. Robertson, III. At the Annual General Meeting of the Company's shareholders held on September 15, 2008, the shareholders approved an amendment to the New Article that increased the Board's composition to nine directors. The New Article lapsed by its own terms on April 15, 2009.

At the Annual General Meeting of the Company's shareholders held on September 24, 2009, the Board's composition was set at six directors.

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

Ownership of Securities

 There are no limitations on the rights to own, or hold or exercise voting rights of, securities of the Company.

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

Loan Agreements and Derivative Contracts

As of December 31, 2009 we had long-term debt obligations under the Nordea credit facility and the Credit Suisse credit facility.

Nordea Bank Finland PLC Senior Secured Credit Facility

In connection with the Merger, we entered into the Nordea credit facility, in which Nordea Bank acts as administrative agent for secured parties comprising itself and certain other lenders. The Nordea credit facility matures in April 2016 and consists of a $1.0 billion term loan and a $400.0 million revolving loan. The term loan amortizes in 32 quarterly installments.

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

On March 31, 2009, we concluded an amendment agreement with the lenders and modified certain of the loan terms in order to comply with the financial covenants that make use of the vessels' market values following the significant decline in the vessel market. In addition, in accordance with the amended terms, the loan repayment schedule was modified to defer an amount of $150.5 million in the balloon installment.

The current loan terms which are valid until January 1, 2011 contain financial covenants requiring us to:

•
Maintain a ratio of total debt, less cash and cash equivalents to aggregate book value of assets, less cash and cash equivalents of no greater than 0.7 to 1.0 at all times. Under the credit facility, total debt is defined with respect to us and our consolidated subsidiaries as the aggregate sum of all indebtedness as reflected on our consolidated balance sheet;

•	Maintain, at the end of each fiscal quarter, a ratio of EBITDA to gross interest expense for the four fiscal quarters ended as of the end of such quarter greater than 1.75 to 1.0;

•
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

•	Maintain, at the end of each fiscal quarter, a book net worth of greater than $750.0 million;

•	At the end of each fiscal quarter to the third anniversary of the closing date of the credit facility, maintain a minimum of cash and cash equivalents of no less than 25.0 million;

•
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

The amended Nordea credit facility provides for a term according to which on a semi- annual basis not later than each January 1 and July 1(commencing July 1, 2009), excess cash flow determined for the period of the preceding six (6) months ending on the above dates shall be paid within sixty (60) days following the above dates and shall be applied as follows, first, one hundred percent (100%) to prepayment of all Deferred Option Principal being the aggregate of such deferred instalments outstanding from time to time, second, seventy percent (70%) of the then remaining excess cash flow shall be applied to the Term loan repayment amounts in inverse order of maturity, and third the balance of the remaining excess cash flow shall be used only to fund committed capital expenditure, or CAPEX, and to build and maintain a CAPEX reserve account.

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

Credit Suisse Credit Facility

In November 2007, we entered into the Credit Suisse credit facility for an amount of $75.6 million in order to partly finance the acquisition cost of the vessels Mairouli and July M. The loan, which bears interest at LIBOR plus a margin, amortizes in quarterly equal installments through December 2022 plus a balloon payment together with the last instalment.

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

On March 31, 2009, we concluded a first supplemental agreement to the loan and modified certain of its terms in order to comply with the financial covenants that make use of the vessels' market values following the significant decline in the vessel market.

The amended terms which are valid until January 1, 2011 contain financial covenants requiring us to:

•
Maintain a ratio of total indebtedness, less cash and cash equivalents to total capitalization (total debt plus shareholder's equity adjusted by the book value of the fleet vessels), of no greater than 0.7 to 1.0 at all times;

•	Maintain, on a trailing twelve months basis, a ratio of EBITDA to net interest expense greater than 1.75 to 1.0;

•	Maintain a book net worth of at least $750.0 million;

•	Maintain a minimum of cash and marketable securities of an amount not less than $25.0 million; and

•	Ensure that the aggregate fair market value of the borrowers' vessels shall at all times be at least 65% of the sum of the loan.

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

Royal Bank of Scotland and Fortis Bank Credit Facilities Related to New Buildings

In addition to our long-term debt obligations under the Nordea credit facility and the Credit Suisse credit facility and following the sale of our interest in Lillie Shipco LLC, we have assumed the obligations of the new-buildings vessel owning companies under two separate loan agreements.

On April 11, 2007, Christine Shipco LLC, or Christine Shipco, entered into a secured loan agreement with Royal Bank of Scotland, or RBS, for an amount equal to 70% of the pre-delivery installments, or $25.4 million, for the Capesize newbuilding to be named Christine.  Pre-delivery installments payable to the yard are expected to total approximately $36.2 million, including partner's commitment while the remaining $36.2 million will be paid to the seller upon delivery of the vessel. In June 2009, Christine Shipco paid its scheduled $7.2 million installment to the shipyard. The installment was financed through a loan drawdown on June 1, 2009, of $5.1 million and a contribution from non-controlling interest partners of $2.1 million.

As of March 9, 2010, the total loan of $25.4 million had been drawn down under the facility. The loan is repayable in one installment on the earlier of the delivery date or August 31, 2010, but the loan may be prepaid in full or in part at any time.  We expect to take delivery of the vessel during the second quarter of 2010. Under the terms of the joint venture agreement and the loan agreement, we are not responsible for repayment of the pre-delivery financing. Christine Shipco expects to refinance the loan upon delivery and borrow an amount equal to the sum of the pre-delivery financing outstanding at delivery and a portion of the delivery installment. We will be obligated to make capital contributions to Christine Shipco to cover 71.4% of the principal and interest due upon refinancing of the facility. The interest rate payable on the loan is the aggregate of (1) LIBOR, (2) the margin of 1.125% and (3) the mandatory cost, if any. The mandatory cost is an addition to the interest rate to compensate the lender for the costs of compliance with the Bank of England and European Central Bank requirements.

The facility contains an additional security clause which states that at any time the fair market value of the vessel less any part of the purchase price still to be paid to the seller under the MOA must equal at least 130% of the outstanding loan.  In addition, the facility contains customary restrictive covenants and events of default, including no payment of principal or interest, breach of covenants or material misrepresentations, default under other material indebtedness, bankruptcy, and change of control. Christine Shipco is not permitted to pay dividends without the prior written consent of the lender.

On May 11, 2007, Hope Shipco LLC, or Hope Shipco, entered into a separate secured loan agreement with RBS to finance an amount equal to 70% of the first pre-delivery installment due to the shipyard, or $10.9 million. The loan facility was drawn down in full upon payment of the first pre-delivery installment in May 2007. Under the terms of two separate amendments dated April 14, 2008 and July 30, 2008, the repayment date of the loan was extended to July 31, 2009.  The loan is repayable in one installment and may be prepaid in full or in part at any time.

 The interest rate payable on the loan is the aggregate of (1) LIBOR; (2) the margin of 1.125%, which was increased to 2.25%, from August 1, 2009; and (3) the mandatory cost, if any. The mandatory cost is an addition to the interest rate to compensate the lender for the costs of compliance with the Bank of England and European Central Bank requirements. As of March 9, 2010, we have not paid any mandatory costs.

The facility contains an additional security clause that states that at any time the fair market value of the vessel less any part of the purchase price still to be paid to the builder under the MOA must equal at least 115% of the outstanding loan. In addition, the facility contains customary restrictive covenants and events of default, including non-payment of principal or interest, breach of covenants or material misrepresentations, default under other material indebtedness, bankruptcy, and change of control. Hope Shipco is not permitted to pay dividends without the prior written consent of the lender.

On July 31, 2009, the Company entered into an agreement with the lending bank of Hope Shipco and amended the loan agreement by extending the repayment to August 21, 2009 and increasing the interest margin to 2.25% from August 1, 2009. The loan agreement was further amended following the restructuring of the membership interests in the joint ventures and its repayment was extended to March 15, 2010. As of December 31, 2009, Hope Shipco did not meet the additional security clause as provided by the loan agreement, such balance amounting $10.9 million, which is repayable according to the loan extension on March 15, 2010 was classified in the current portion of long-debt in the accompanying 2009 consolidated balance sheet, see item 18 Financial Statements. The loan was fully repaid on March 9, 2010.

On October 27, 2009, the Hope Shipco and Christine Shipco loan agreements were amended to reflect the changes in the ownership of the companies discussed below under "Item 10, Additional Information – C. Material Contracts – Newbuilding Contracts".

On December 11, 2009, we accepted an offer letter from Fortis Bank or Fortis for the financing of Hope in the amount of maximum $42.0 million but in any event not more than 75% of the fair value of the vessel upon delivery. On February 11, 2010 the related loan agreement was signed. The loan will be drawdown in various installments following the vessel construction progress through November 2010. The loan is repayable in twenty quarterly installments and a balloon payment through January 2016. The first installment will commence three months from the vessel delivery. The first drawdown, amounting to $13.9 million, took place on March 9, 2010 to partly finance the second payment instalment to the shipyard upon the steel cutting has taken place as provided in the relevant shipbuilding contract.

A first priority assignment of the refund guarantee and the shipbuilding contract in addition to other customary securities have been provided for the vessel pre-delivery period and a first priority mortgage, as well as a first assignment of vessel insurances and earnings have been provided as security for the vessel post delivery period. A second priority mortgage and a second priority assignment of the vessel insurances and earnings have been provided as security for the Fortis Swap discussed below.  The loan financial covenants are in line with the covenants applicable under our remaining credit facilities.

The financial loan covenants are in line with the covenants applicable to Company under the remaining credit facilities. However the additional security clause in respect with the hull cover ratio stands at 115% whereas the remaining credit facilities provide for a hull cover ratio covenant at 65% up to January 1, 2011 when this will be increased to 135%.

1.875% Unsecured Convertible Senior Notes due 2027

In October 2007, we completed our offering of $125.0 million aggregate principal amount of Convertible unsecured Senior Notes due 2027, subsequent to which the initial purchaser exercised in full its option to acquire an additional of $25.0 million of the notes solely to cover over-allotments. The notes bear interest semi-annually at a rate of 1.875% per annum, commenced on April 15, 2008 and were originally convertible at a base conversion rate of approximately 10.9529 Excel Class A common shares per $1,000 principal amount of notes. This conversion rate has since been adjusted to 11.2702 Excel Class A common shares per $1,000 principal amount of notes as a consequence of the payment of dividends by the Company in 2008 at levels exceeding a threshold set forth in the indenture governing the notes. The initial conversion price was set at $91.30 per share and an incremental share factor of 5.4765 Excel Class A common shares per $1,000 principal amount of notes. The conversion price has since been adjusted to $88.73 per share and the incremental share factor has since been adjusted to 5.6351 Excel Class A common shares per $1,000 principal amount of notes. On conversion, any amount due up to the principal portion of the notes will be paid in cash, with the remainder, if any, settled in shares of Excel Class A common shares. In addition, the notes holders are only entitled to the conversion premium if the share price exceeds the market price trigger of $88.73 and thus, until the stock price exceeds the conversion price of $88.73, the instrument will not be settled in shares and only the portion in excess of the principal amount will be settled in shares. The notes are due October 15, 2027. The notes also contain an embedded put option that allows the holder to require us to purchase the notes at the option of the holder for the principal amount outstanding plus any accrued and unpaid interest (i.e. no value for any conversion premium, if applicable) on specified dates (i.e. October 15, 2014, October 15, 2017 and October 15, 2022), and a separate call option that allows us to redeem the notes at any time on or after October 22, 2014 for the principal amount outstanding plus any accrued and unpaid interest (i.e. no value for any conversion premium, if applicable). Any repurchase or redemption of the notes will be for cash.

In the event that any of our subsidiaries issues or guarantees any debt securities, the indenture governing the senior convertible notes will require that such subsidiaries deliver guarantees of the convertible senior notes for the benefit of the holders thereof.

In addition, we entered into a registration rights agreement with the initial purchaser of the notes for the benefit of the holders of the notes and the shares of our Class A common stock issuable on conversion of the notes. Under this agreement, we have filed a shelf registration statement with the SEC covering resales of the notes and the shares of our Class A common stock issuable on conversion of the notes to be maintained effective for a specified period of time as provided in the related agreement. In case we default under the registration rights agreement, we shall pay interest at an annual rate of 0.5% of the principal amount of the notes as liquidated damages to Record Holders of Registrable Securities and in addition in respect of any note submitted for conversion, we shall issue additional shares of Class A Common Stock equal to 3% of the applicable conversion rate as defined in the indenture. We filed the above-mentioned registration statement after the time set forth in the registration rights agreement and as a consequence paid additional interest in the amount of $86,301 on October 15, 2008.

Fortis Bank (Netherland) N.V Swap

Upon completion of our acquisition of Quintana on April 15, 2008, we entered into a guarantee with Fortis as security for the obligations of Quintana and its subsidiaries under the master swap agreement entered into by Fortis, Quintana and its subsidiaries. Under the guarantee, we guarantee the due payment of all amounts payable under the master agreement and fully indemnify Fortis in respect of all claims, expenses, liabilities and losses that are made or brought against or incurred by Fortis as a result of or in connection with any obligation or liability guaranteed by us being or becoming unenforceable, invalid, void or illegal. Under the terms of the swap, we make quarterly payments to Fortis based on the relevant notional amount at a fixed rate of 5.135%, and Fortis makes quarterly floating-rate payments at LIBOR to us based on the same notional amount, which ranges from $295.0 million to approximately $701.5 million. The swap is effective until December 31, 2010. In addition, Fortis has the option to enter into an additional swap with us effective December 31, 2010 to June 30, 2014. Under the terms of the optional swap, we will make quarterly fixed-rate payments of 5.00% to Fortis based on a decreasing notional amount of $504.0 million, and Fortis will make quarterly floating-rate payments at LIBOR to us based on the same notional amount. The swap does not meet hedge accounting criteria and, accordingly, changes in its fair value are reported in earnings.

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

Newbuilding Contracts

On acquiring Quintana, the Company assumed Quintana's agreements to acquire seven newbuilding Capesize vessels through joint ventures, all of which were entered by Quintana in April 2007. One of the ventures, named Christine Shipco, was a joint venture among the Company, Robertson Maritime Investors LLC, or RMI, and AMCIC, an affiliate of Hans J. Mende, a member of our Board, to purchase the Christine, a newbuilding 180,000 dwt Capesize dry bulk carrier, to be constructed at Imabari Shipbuilding Co., Ltd. with delivery in 2010 for a purchase price of $72.4 million. As successor to Quintana, the Company originally owned 42.8% of Christine Shipco, and each of RMI and AMCIC originally owned a 28.6% stake.

Quintana also entered into agreements with STX Shipbuilding Co., Ltd. for the construction of two 181,000 dwt newbuilding Capesize bulk carriers for expected delivery in mid- to late 2010 for an aggregate purchase price of approximately $161.6 million. Quintana subsequently nominated Lillie Shipco LLC, or Lillie Shipco and Hope Shipco, joint ventures that were originally 50% owned by the Company (as successor to Quintana) and 50% owned by AMCIC, to purchase these vessels. Quintana further entered into agreements with Korea Shipyard Co., Ltd., a new Korean shipyard, for the construction of four 180,000 dwt newbuilding Capesize bulk carriers for delivery in mid-2010 at a purchase price of approximately $77.7 million per vessel, or an aggregate purchase price of approximately $310.8 million. Quintana subsequently nominated the four joint ventures that are 50% owned by the Company (as successor to Quintana) and 50% owned by AMCIC to purchase these vessels.

On October 27, 2009, we entered into agreements with our joint venture partners to consolidate and simplify our newbuilding program. This agreement provided us with 100% control of the Hope Shipco Capesize vessel and majority control of the Christine Shipco Capesize vessel. In addition, the agreement provided for the transfer of our membership interests in certain consolidated joint venture companies, under which we agreed to sell to AMCIC our 50% membership interest in Lillie Shipco for consideration of $1.2 million and the transfer by AMCIC to us of its 50% membership interest in Hope Shipco. In addition, in the context of the above agreement, AMCIC sold its 28.6% membership interest in Christine Shipco to us for consideration of $2.8 million. Following the completion of the transaction, we became 100% owner of Hope Shipco and increased our interest in Christine Shipco to 71.4%.

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

Equity Infusion

As part of the amendments to the Nordea credit facility and the Credit Suisse credit facility, entities affiliated with the family of our Chairman of the Board of Directors have injected $45.0 million in the Company, which was applied against the balloon payment of the Nordea credit facility. In exchange for their contribution, the entities received an aggregate of 25,714,286 Class A shares and 5,500,000 warrants, with an exercise price of $3.50 per warrant. The shares, the warrants and the shares issuable on exercise of the warrants are subject to 12-month lock-ups from March 31, 2009.

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

Under the regulations, if we do not satisfy the Publicly-Traded Test and therefore are subject to the 50% Ownership Test, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders in order to qualify for the Code section 883 exemption. We do not satisfy these requirements. Beginning with calendar year 2005, when the final regulations became effective, we did not satisfy either the Publicly-Traded Test or the 50% Ownership Test. Therefore, we did not qualify for the section 883 exemption for the 2009 calendar year and, based upon our current capital structure, do not anticipate qualifying for the section 883 exemption for any future taxable year.

Section 887

Since we do not qualify for exemption under section 883 of the Code for taxable years beginning on or after January 1, 2005, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as discussed below, is subject to a 4% tax imposed by section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income is treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income will never exceed 2% under the 4% gross basis tax regime. This tax was $0.5 million, $0.8 million and $0.7 million for the tax years 2007, 2008 and 2009, respectively. Shipping income from each voyage is equal to the product of (i) the number of days in each voyage and (ii) the daily charter rate paid to the Company by the Charterer. For calculating taxable shipping income, days spent loading and unloading cargo in the port were not included in the number of days in the voyage. We believe that our position of excluding days spent loading and unloading cargo in the port meets the more likely than not criterion to be sustained upon a future tax examination; however, there can be no assurance that the IRS would agree with our position. Had we included the days spent loading and unloading cargo in the port, additional taxes would amount to approximately $0.2 million, $0.3 million and $0.2 million for the tax years 2007, 2008 and 2009, respectively.

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

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the dry bulk carriers, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  In the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

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

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

We expect to generate all of our revenue in U.S. Dollars. The majority of our operating expenses and management expenses are in U.S. Dollars, and we expect to incur approximately 20% of our operating expenses in currencies other than U.S. Dollars, the majority of which are denominated in Euros. This difference could lead to fluctuations in net income due to changes in the value of the U.S. Dollar relative to other currencies, but we do not expect such fluctuations to be material. We do not currently hedge our exposure to foreign currency fluctuation and were not party to any foreign currency exchange contracts during 2007, 2008 and 2009. For accounting purposes, expenses incurred in Euros are translated into U.S. Dollars at the exchange rate prevailing on the date of each transaction.

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

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the current year by approximately $5.7 million based upon our debt level during 2009.

The following table sets forth the sensitivity of our long-term debt including the effect of our derivative contracts in U.S. dollars to a 100 basis points increase in LIBOR during the next five years on the same basis.

Net Difference in Earnings and Cash Flows (in $ millions):

Year	Amount

2010	8.0
2011	9.7
2012	8.7
2013	7.7
2014	6.7

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

Interest rate swaps

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings, and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, the Company uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings and to lower its overall borrowing costs. The Company has two interest rate swaps outstanding with a total notional amount of approximately $633.7 million as of December 31, 2009. These interest rate swap agreements do not qualify for hedge accounting, and changes in their fair values are reflected in the Company's earnings.  In addition, the Company is also a party to a swaption agreement under which the counterparty has the option to enter into an swap with the Company effective December 31, 2010 to June 30, 2014. Under the terms of the optional swap, the Company will make quarterly fixed-rate payments of 5.00% to the counterparty based on a amortizing notional amount of $504 million, and the counterparty will make quarterly floating-rate payments at LIBOR to the Company based on the same notional amount.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15 - CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.

Management, with the participation of our President and our Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this annual report (as of December 31, 2009). Based on that evaluation, the President and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date to ensure that information required to be disclosed by the Company in the reports that it files or submits to the SEC under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

(b) Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is a process designed under the supervision of the Company's President and Chief Financial Officer, and effected by the Company's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

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

Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2009 is effective.

(c) Attestation Report of Independent Registered Public Accounting Firm

The independent registered public accounting firm Ernst Young (Hellas) Certified Auditors Accountants S.A., that audited the consolidated financial statements of the Company for the year ended December 31, 2009, included in this annual report, has issued an attestation report on the Company's internal control over financial reporting, appearing under Item 18, and such report is incorporated herein by reference.

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

ITEM 16B.  Code of Ethics

The Company has adopted a code of ethics that applies to all employees, directors, officers, agents and affiliates of the Company. A copy of our code of ethics is attached hereto as Exhibit 11.1. We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Ms. Vicky Poziopoulou at the Company's registered address and phone number. In addition, our code of ethics is available on our website at www.excelmaritime.com.

ITEM 16C.  Principal Accountant Fees and Services

Our principal accountants, Ernst & Young (Hellas), Certified Auditors Accountants S.A., have billed us for audit, audit-related and non-audit services as follows (in Euros):

	2008	2009
Audit fees	1,152,900	702,750
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total	1,152,900	702,750

Audit fees in 2009 relate to the audit of our consolidated financial statements and the audit of our internal control over financial reporting and audit services provided in connection with SAS 100 reviews and other filings and registration of shares of common stock.

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

(1)
As part of the amendments to the Nordea credit facility and the Credit Suisse credit facility, entities affiliated with the family of the Chairman of our Board of Directors injected $45.0 million in the Company, which was applied against the balloon payment of the Nordea credit facility. In exchange for their contribution, the entities received an aggregate of 25,714,286 Class A shares and 5,500,000 warrants, with an exercise price of $3.50 per warrant. The shares, the warrants and the shares issuable on exercise of the warrants are subject to 12-month lock-ups from March 31, 2009.  Price per share includes purchase price of warrants.

ITEM 16F.  Change in Registrant's Certifying Accountant

Not applicable.

ITEM 16G.  Corporate Governance

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, the Company is permitted to follow certain corporate governance rules of its home country in lieu of the NYSE Rules. The Company complies fully with the NYSE Rules, except that the Company's corporate governance practices deviate with respect to NYSE Rule 303A.08, which requires the Company to obtain prior shareholder approval to adopt or revise any equity compensation plans.

PART III

ITEM 17 - FINANCIAL STATEMENTS

See Item 18

ITEM 18 - FINANCIAL STATEMENTS

The following financial statements, together with the report of Ernst & Young (Hellas) Certified Auditors Accountants S.A. thereon, are set forth on pages F-1 through F-43 and are filed as a part of this annual report.

EXCEL MARITIME CARRIERS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Excel Maritime Carriers Ltd.

We have audited the accompanying consolidated balance sheets of Excel Maritime Carriers Ltd. as of December 31, 2008 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Excel Maritime Carriers Ltd. at December 31, 2008 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 2 and 3 to the consolidated financial statements, effective January 1, 2009, the Company adopted the amendments in ASC Topic 810-10-45 "Non-controlling Interest in a Subsidiary" and ASC Topic 470-20, "Debt with Conversion and Other Options," as well as changed the method of accounting for dry docking and special survey costs from the deferral method to the direct expense method, and retrospectively adjusted the financial statements for each of the three years in the period ended December 31, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Excel Maritime Carriers Ltd.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
March 9, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of Excel Maritime Carriers Ltd.

We have audited Excel Maritime Carriers Ltd.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Excel Maritime Carriers Ltd.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

In our opinion, Excel Maritime Carriers Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Excel Maritime Carriers Ltd. as of December 31, 2008 and 2009 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2009 of Excel Maritime Carriers Ltd. and our report dated March 9, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
March 9, 2010

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2008 AND 2009
(Expressed in thousands of U.S. Dollars – except for share and per share data)

ASSETS	2008	2009

CURRENT ASSETS:
Cash and cash equivalents	$109,792	$100,098
Restricted cash	53	34,426
Accounts receivable trade, net	6,220	3,784
Accounts receivable, other	4,027	2,232
Due from related parties (Note 5)	221	-
Inventories (Note 6)	4,714	4,479
Prepayments and advances	2,023	3,081
Total current assets	127,050	148,100

FIXED ASSETS:
Vessels, net of accumulated depreciation of $165,686 and $288,537 (Note 7)	2,786,717	2,660,163
Office furniture and equipment, net of accumulated depreciation of $862 and $1,280 (Note 7)	1,722	1,450
Advances for vessels under construction and acquisitions (Note 8)	106,898	71,184
Total fixed assets, net	2,895,337	2,732,797

OTHER NON CURRENT ASSETS:
Time charters acquired, net of accumulated amortization of $28,447 and $68,399 (Note 11)	264,263	224,311
Restricted cash	24,947	24,974
Investment in affiliate (Note 1)	5,212	-
Total assets	$3,316,809	$3,130,182

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred financing fees (Note 9)	$220,410	$134,681
Accounts payable	6,440	5,349
Due to related parties (Note 5)	641	253
Deferred revenue	13,931	28,880
Accrued liabilities	33,362	18,668
Current portion of financial instruments (Note 10)	40,119	29,343
Total current liabilities	314,903	217,174

Long-term debt, net of current portion and net of unamortized deferred financing fees (Notes 3 and 9)	1,256,707	1,121,765
Time charters acquired, net of accumulated amortization of $233,967 and $598,335 (Note 11)	650,781	280,413
Financial instruments, net of current portion (Note 10)	41,020	24,558
Total liabilities	2,263,411	1,643,910

Commitments and contingencies (Note 16)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.1 par value: 5,000,000 shares authorized, none issued	-	-
Common Stock, $0.01 par value; 994,000,000 Class A shares and 1,000,000 Class B shares authorized; 46,080,272 Class A shares and 145,746 Class B shares, issued and outstanding at December 31, 2008 and 79,770,159 Class A shares and 145,746 Class B shares, issued and outstanding at December 31, 2009 (Note 12)	461	799
Additional paid-in capital (Note 12)	944,207	1,046,606
Accumulated Other Comprehensive Loss	(74)	(85)
Retained Earnings	94,063	433,845
Treasury stock (115,529 Class A shares and 588 Class B shares at December 31, 2008 and 2009)	(189)	(189)
Excel Maritime Carriers Ltd. Stockholders' equity	1,038,468	1,480,976

Non-controlling interests (Notes 1 and 3)	14,930	5,296

Total stockholders' equity	1,053,398	1,486,272

Total liabilities and stockholders' equity	$3,316,809	$3,130,182

The accompanying notes are an integral part of these consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Expressed in thousands of U.S. Dollars-except for share and per share data)

	2007	2008	2009
REVENUES:
Voyage revenues (Note 1)	$176,689	$461,203	$391,746
Time charter amortization (Note 11)	-	233,967	364,368
Revenue from managing related party vessels (Note 5)	818	890	488
Total revenues	177,507	696,060	756,602

EXPENSES:
Voyage expenses (Note 18)	11,077	28,145	19,317
Charter hire expense	-	23,385	32,832
Charter hire amortization (Note 11)	-	28,447	39,952
Commissions to a related party (Notes 5 and 18)	2,204	3,620	2,260
Vessel operating expenses (Note 18)	33,637	69,684	83,197
Depreciation (Note 7)	27,864	98,753	123,411
Drydocking and special survey costs (Notes 2 and 3)	6,834	13,511	11,379
General and administrative expenses (Note 13)	12,586	32,925	42,995
	94,202	298,470	355,343
OTHER OPERATING INCOME/(LOSS):
Gain on sale of vessel (Note 7)	6,993	-	61
Loss on disposal of JV ownership interest (Note 5)	-	-	(3,705)
Vessel impairment loss (Note 7)	-	(2,232)	-
Write down of goodwill (Note 4)	-	(335,404)	-
Loss from vessel's purchase cancellation (Note 1)	-	(15,632)	-

Operating income	90,298	44,322	397,615

OTHER INCOME (EXPENSES):
Interest and finance costs (Notes 9 and 19)	(15,596)	(61,942)	(57,096)
Interest income	7,485	7,053	809
Interest rate swap losses, net (Note 10)	(439)	(35,884)	(1,126)
Foreign exchange gains (losses)	(367)	71	(322)
Other, net	(66)	1,585	408
Total other income (expenses), net	(8,983)	(89,117)	(57,327)

Net income (loss) before taxes and income from investment in affiliate	81,315	(44,795)	340,288

US Source Income taxes (Note 17)	(486)	(783)	(660)

Net income (loss) before income from investment in affiliate	80,829	(45,578)	339,628
Income from Investment in affiliate	873	487	-
Loss in value of investment in affiliate (Note 1)	-	(10,963)	-
Net income (loss)	$81,702	$(56,054)	$339,628
Loss assumed by non-controlling interests	2	140	154
Net income (loss) attributed to Excel Maritime Carriers Ltd.	81,704	(55,914)	339,782

Earnings (losses) per common share, basic	$4.10	$(1.53)	$5.03
Weighted average number of shares, basic (Note 15)	19,949,644	37,003,101	67,565,178
Earnings (losses) per common share, diluted	$4.09	$(1.53)	$4.85
Weighted average number of shares, diluted (Note 15)	19,965,676	37,003,101	69,999,760
Cash dividends declared per share (Note 14)	$0.60	$1.20	$-

The accompanying notes are an integral part of these consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Expressed in thousands of U.S. Dollars – except for share data)

		Common Stock
	Comprehensive Income (Loss)	Number of Shares	Par Value	Additional Paid-in Capital	Shares to be issued	Accumulated other comprehensive loss	Due from a related party	Retained Earnings	Treasury Stock	Excel Maritime Carriers Ltd. Stockholders' Equity	Non-controlling interests	Total Stockholders equity
BALANCE, December 31, 2006		19,730,479	$197	$182,410	$6,853	$(79)	$(2,024)	$128,697	$(189)	$315,865	$-	$315,865
- Net income	81,704	-	-	-	-	-	-	81,704	-	81,704	-	81,704
- Issuance of common stock	-	298,403	3	6,850	(6,853)	-	-	-	-	-	-	-
- Stock-based compensation expense	-	-	-	826	-	-	-	-	-	826	-	826
-Adoption of ASC 470-20	-	-	-	49,874	-	-	-	-	-	49,874	-	49,874
-Sale of shares of Oceanaut	3,811	-	-	3,811	-	-	-	-	-	3,811	-	3,811
-Due from a related party	-	-	-	-	-	-	2,024	-	-	2,024	-	2,024
- Dividends paid	-	-	-	-	-	-	-	(11,910)	-	(11,910)	-	(11,910)
- Actuarial gains	14	-	-	-	-	14	-	-	-	14	-	14
Comprehensive Income	85,529
BALANCE, December 31, 2007		20,028,882	$200	$243,771	$-	$(65)	$-	$198,491	$(189)	$442,208	$-	$442,208
- Net loss	(55,914)	-	-	-	-	-	-	(55,914)	-	(55,914)	-	(55,914)
- Issuance of common stock	-	25,028,775	250	691,851	-	-	-	-	-	692,101	-	692,101
- Stock-based compensation expense	-	1,168,361	11	8,585	-	-	-	-	-	8,596	-	8,596
- Dividends paid	-	-	-	-	-	-	-	(48,514)	-	(48,514)	-	(48,514)
-Adoption of ASC 810-10-45	-	-	-	-	-	-	-	-	-	-	14,930	14,930
- Actuarial losses	(9)	-	-	-	-	(9)	-	-	-	(9)	-	(9)
Comprehensive loss	(55,923)
BALANCE, December 31, 2008		46,226,018	$461	$944,207	$-	$(74)	$-	$94,063	$(189)	$1,038,468	$14,930	$1,053,398
- Net income	339,628	-	-	-	-	-	-	339,782	-	339,782	(154)	339,628
- Issuance of common stock	-	31,714,286	318	89,812	-	-	-	-	-	90,130	-	90,130
- Stock-based compensation expense	-	1,975,601	20	19,827	-	-	-	-	-	19,847	-	19,847
-Non controlling interest contributions	-	-	-	-	-	-	-	-	-	-	3,328	3,328
- Transfer/ exchange of ownership interests	-	-	-	(7,240)	-	-	-	-	-	(7,240)	(12,808)	(20,048)
- Actuarial losses	(11)	-	-	-	-	(11)	-	-	-	(11)	-	(11)
Comprehensive Income	339,617
BALANCE, December 31, 2009		79,915,905	$799	$1,046,606	$-	$(85)	$-	$433,845	$(189)	$1,480,976	$5,296	$1,486,272

The accompanying notes are an integral part of these consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of U.S. Dollars)
	2007	2008	2009
Cash Flows from Operating Activities:
Net income (loss)	$81,702	$(56,054)	$339,628
Adjustments to reconcile net income (loss) to net cash
Provided by operating activities:
Depreciation	27,864	98,753	123,411
Amortization of convertible notes debt discount	1,134	5,628	6,154
Amortization and write-off of deferred financing costs	437	4,270	3,823
Write down of goodwill	-	335,404	-
Time charter revenue amortization, net of charter hire amortization expense	-	(205,520)	(324,416)
Gain on sale of vessels	(6,993)	-	(61)
Loss on disposal of JV ownership interest	-	-	3,705
Vessel impairment loss	-	2,232	-
Loss from vessel's purchase cancellation	-	15,632	-
Loss in value of investment	-	10,963	-
Stock-based compensation expense	826	8,596	19,847
Unrealized interest rate swap (gain) loss	723	25,821	(27,238)
Unrecognized actuarial (gains) losses	14	(9)	(11)
Income from investment in affiliate	(873)	(487)	-
Changes in operating assets and liabilities:
Accounts receivable	1,140	(4,754)	4,231
Financial instruments settled in the period	-	499	-
Inventories	(1,149)	(45)	235
Prepayments and advances	(309)	2,157	(1,058)
Due from affiliate	(105)	105	-
Due from related parties	-	(221)	221
Accounts payable	1,210	(1,478)	(1,091)
Due to related parties	134	259	(388)
Accrued liabilities	1,453	21,307	(14,689)
Deferred revenue	1,525	841	14,949
Net Cash provided by Operating Activities	$108,733	$263,899	$147,252
Cash Flows from Investing Activities:
Acquisition of Quintana, net of $81,970 cash acquired	-	(692,420)	-
Joint ventures ownership transfer	-	-	(1,591)
Advances for vessels under construction	-	(84,866)	(9,379)
Additions to vessel cost	(126,068)	(342)	(113)
Investment in Oceanaut	(11,004)	-	-
Payment for business acquisition costs	(1,522)	-	-
Proceeds from sale of vessels	15,740	-	3,735
Payment for vessel's purchase cancellation	-	(7,250)	-
Proceeds received from Oceanaut liquidation	-	-	5,212
Office furniture and equipment	(755)	(401)	(146)
Net cash used in Investing Activities	$(123,609)	$(785,279)	$(2,282)
Cash Flows from Financing Activities:
Increase in restricted cash	-	(10,000)	(34,400)
Proceeds from long-term debt	225,600	1,405,642	5,067
Repayment of long-term debt	(35,876)	(944,945)	(216,851)
Receipt from a related party	2,024	-	-
Capital contributions from non-controlling interest owners	(2)	738	3,328
Dividends paid	(11,910)	(48,514)	-
Issuance of common stock, net of related issuance costs-related party	-	-	44,983
Issuance of common stock, net of related issuance costs	-	(131)	45,147
Payment of financing costs	(7,577)	(15,290)	(1,938)
Net cash provided by (used in) Financing Activities	$172,259	$387,500	$(154,664)
Net increase (decrease) in cash and cash equivalents	157,383	(133,880)	(9,694)
Cash and cash equivalents at beginning of year	86,289	243,672	109,792
Cash and cash equivalents at end of the year	$243,672	$109,792	$100,098
SUPPLEMENTAL CASH FLOW INFORMATION:
-Cash paid during the year for:
Interest payments	$14,489	$35,595	$56,159
US Source Income taxes	$489	$861	$740
-Non-cash financing activities
Class A common stock issued as part of the vessel purchase cancellation	$-	$8,382	$-
-Non-cash financing activities
Class A common stock issued as part of the consideration paid for the acquisition of Quintana	$-	$682,333	$-

The accompanying notes are an integral part of these consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       Basis of Presentation:

The accompanying consolidated financial statements include the accounts of Excel Maritime Carriers Ltd. and its wholly owned subsidiaries and consolidated Joint Ventures (collectively, the "Company" or "Excel"). Excel was formed in 1988, under the laws of the Republic of Liberia. The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of bulk carrier vessels.

On January 29, 2008, the Company entered into an Agreement and Plan of Merger with Quintana Maritime Limited ("Quintana") and Bird Acquisition Corp. ("Bird"), a direct wholly-owned subsidiary of the Company. On April 15, 2008, the Company completed the acquisition of 100% of the voting equity interests in Quintana. As a result of the acquisition, Quintana operates as a wholly owned subsidiary of Excel under the name Bird.  Following the acquisition of Quintana, the Company is the sole owner, except as otherwise noted, of all outstanding shares of the following ship-owning subsidiaries:

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

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       Basis of Presentation-continued

	Company	Country of Incorporation	Vessel name	Type	Year of Built
	Ship-owning companies with vessels in operation
38.	Whitelaw Enterprises Co.	Liberia	Birthday	Panamax	1993
39.	Candy Enterprises Inc.	Liberia	Renuar	Panamax	1993
40.	Harvey Development Corp.	Liberia	Fortezza	Panamax	1993
41.	Minta Holdings S.A.	Liberia	July M	Supramax	2005
42.	Odell International Ltd.	Liberia	Mairouli	Supramax	2005
43.	Ingram Limited	Liberia	Emerald	Handymax	1998
44.	Castalia Services Ltd.	Liberia	Princess I	Handymax	1994
45.	Snapper Marine Ltd.	Liberia	Marybelle	Handymax	1987
46.	Barland Holdings Inc.	Liberia	Attractive	Handymax	1985
47.	Centel Shipping Company Limited	Cyprus	Lady	Handymax	1985

Ship-owning companies with vessels under construction
48.	Christine Shipco LLC (3)	Marshall Islands	Christine	Capesize	Tbd 2010
49.	Hope Shipco LLC	Marshall Islands	Hope	Capesize	Tbd 2010
50.	Fritz Shipco LLC (4) (5)	Marshall Islands	Fritz	Capesize	Tbd 2010
51.	Benthe Shipco LLC (4) (5)	Marshall Islands	Benthe	Capesize	Tbd 2010
52.	Gayle Frances Shipco LLC (4) (5)	Marshall Islands	Gayle Frances	Capesize	Tbd 2010
53.	Iron Lena Shipco LLC (4) (5)	Marshall Islands	Iron Lena	Capesize	Tbd 2010

(1)	Formerly Iron Endurance Shipco LLC.

(2)	Indicates a Company whose vessel was sold to a third party in July 2007 and subsequently leased back under a bareboat charter.

(3)	Christine Shipco LLC is owned 71.4% by the Company.

(4)	Consolidated joint venture owned 50% by the Company.

(5)	No refund guarantees have yet been received for the newbuilding contracts owned by these subsidiaries. These vessels may be delayed in delivery or may never be delivered at all.

The following wholly-owned subsidiaries have been established to acquire vessels, although vessels have not yet been identified:

	Company	Country of Incorporation
54.	Magalie Investments Corp.	Liberia
55.	Melba Management Ltd.	Liberia
56.	Naia Development Corp.	Liberia

In addition, the Company is the sole owner of the following non-shipowning subsidiaries:

	Company	Country of Incorporation
57.	Maryville Maritime Inc. (1)	Liberia
58.	Point Holdings Ltd. (2)	Liberia
59.	Thurman International Ltd. (3)	Liberia
60.	Bird Acquisition Corp (4)	Marshall Islands
61.	Quintana Management LLC (5)	Marshall Islands
62.	Quintana Logistics LLC (6)	Marshall Islands
63.	Pisces Shipholding Ltd. (7)	Liberia
64.	Liegh Jane Navigation S.A. (8)	Liberia

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       Basis of Presentation-continued:

(1)	Maryville Maritime Inc. is a management company that provides the commercial and technical management of Excel's vessels and 2 vessels owned by the Company's chairman.

(2)	Point Holdings Ltd. is the parent company (100% owner) of sixteen Liberian ship-owning companies, one Liberian holding company and five Liberian non ship-owning companies.

(3)	Thurman International Ltd. is the parent company (100% owner) of Centel Shipping Company Limited, the owner of M/V Lady.

(4)
Bird Acquisition Corp. ("Bird") is the parent company (100% owner) of 31 Marshall Islands ship-owning companies. Bird is also a joint-venture partner in five Marshall Island ship-owning companies, four of which are 50% owned by Bird and one 71.4% owned by Bird. Bird is the successor-in-interest to Quintana Maritime Ltd.

(5)
Quintana Management LLC was the management company for Quintana's vessels, prior to the merger on April 15, 2008. The company's Greek office, which was established under the provisions of Law 89/1967 as amended, was closed on December 24, 2008 and the company is in the process of being dissolved.

(6)	Quintana Logistics was incorporated in 2005 to engage in chartering operations, including contracts of affreightment. It has no operations since the merger.

(7)	Previously the owning company of Goldmar, a vessel sold during 2007. The Company is currently in the process of being dissolved.

(8)	Previously the owning company of Swift, a vessel sold in March 2009 (Note 7).

Investment in Oceanaut

In addition, as of December 31, 2008 the Company also owned 18.9% of the outstanding common stock of Oceanaut Inc. ("Oceanaut"), a corporation under development stage, organized on May 3, 2006 under the laws of the Republic of the Marshall Islands. Oceanaut was formed to acquire, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry. Approximately 3.8% of Oceanaut was held by certain of the Company's officers and directors.

On February 18, 2009, the board of directors of Oceanaut determined that Oceanaut would not consummate a business combination by the March 6, 2009 deadline provided for in its charter and that it would be advisable that Oceanaut be dissolved. In view of the anticipated liquidation, the Company evaluated the recoverability of its investment in Oceanaut and determined that an amount of $11.0 million would not be recoverable in the event of Oceanaut's liquidation and that a loss in value of its investment should be recognized as of December 31, 2008. The amount is separately reflected in the accompanying 2008 consolidated statement of operations.

During its existence, Oceanaut entered into the following agreements in relation to business acquisitions which were not consummated:

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

On August 20, 2008, Oceanaut, through its nominated subsidiaries, entered into definitive agreements pursuant to which Oceanaut agreed to purchase four dry bulk vessels from third parties for an aggregate purchase price of $352.0 million. Pursuant to Oceanaut's Amended and Restated Articles of Incorporation, entering into these definitive agreements provided Oceanaut with a six-month extension to March 6, 2009 for consummation of a business combination.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       Basis of Presentation-continued:

In relation to the above agreement and in the event that Oceanaut's shareholders would not approve the purchase of the vessels by Oceanaut, the Company had agreed to acquire one of these vessels, the Medi Cebu, from its owners for $72.5 million. As security for this obligation, the Company advanced to the seller of the Medi Cebu an amount of $7.2 million, representing the 10% advance payment until either Oceanaut would be able to satisfy its obligation under the governing Memorandum of Agreement or the Company would acquire the vessel.

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

Following the cancellation of Oceanaut's shareholders meeting, the Company entered into negotiations with the sellers of the Medi Cebu and on December 18, 2008, both parties agreed to mutually terminate the Memorandum of agreement entered for the vessel acquisition. In consideration of the agreement termination, the advance payment of $7.2 million was released to the vessel's sellers who also received 1,100,000 of the Company's Class A common shares. Such termination costs totalling $15.6 million are separately reflected in the accompanying 2008 consolidated statement of operations. In addition, the vessel's sellers have granted the Company a purchase option on the vessel for $25.7 million on a charter free basis at any date up to and including December 31, 2009. The Company did not exercise such option as of December 31, 2009.

On April 6, 2009, Oceanaut's shareholders approved its dissolution and liquidation. In connection with Oceanaut's dissolution, the Company received an amount of approximately $5.2 million on April 15, 2009.

Concentration of credit risk

During the years ended December 31, 2007, 2008 and 2009 two charterers individually accounted for more than 10% of the Company's voyage revenues as follows:

Charterer	2007	2008	2009
A	12%
B		23%	34%

Consolidated Joint Ventures

Following the acquisition of Quintana in 2008, the Company became a party to seven joint venture agreements for the formation of joint venture ship-owning companies. Christine Shipco LLC was owned 42.8% by the Company and 28.6% by each of Robertson Maritime Investors LLC ("RMI") and AMCIC Cape Holdings LLC ("AMCIC"), both affiliates to certain members of the Company's Board of Directors. Each of the other six joint ventures, Lillie Shipco LLC, Hope Shipco LLC, Fritz Shipco LLC, Benthe Shipco LLC, Gayle Frances Shipco LLC, and Iron Lena Shipco LLC were owned 50% by the Company and 50% by AMCIC. Each of the joint ventures was formed to be the owner of a newbuilding Capesize drybulk carrier, under specific construction contracts or MOAs signed for a total contract price of $542.1 million and $3.1 million of extra cost.

On October 27, 2009 the Company and one of its joint venture partners completed two agreements for the exchange of ownership interests in three of the joint venture companies discussed above (Note 5).

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies:

a)      FASB Accounting Standards Codification: In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 168 ("SFAS 168"), "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162" (codified as "ASC 105").  ASC 105 establishes the Accounting Standards Codification ("ASC") as the source of authoritative accounting literature recognized by the FASB to be applied by nongovernmental entities in addition to rules and interpretive releases of the Securities and Exchange Commission ("SEC"), which are sources of authoritative generally accepted accounting principles ("GAAP") for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative.  ASC 105 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of the financial statements.  Following this statement, the FASB will issue new standards in the form of Accounting Standards Updates ("ASU").

In conjunction with the issuance of SFAS 168, the FASB also issued its first Accounting Standards Update No. 2009-1, "Topic 105 –Generally Accepted Accounting Principles" ("ASU 2009-1") which includes SFAS 168 in its entirety as a transition to the ASC.  ASU 2009-1 was effective on a prospective basis for interim and annual periods ended after September 15, 2009.

The Codification was effective for the Company for the interim reporting period ended September 30, 2009. As a result of the adoption of this pronouncement, the Company's consolidated financial statements reference the Codification as the sole source of authoritative literature. Accordingly, all accounting references have been updated and SFAS references have been replaced with ASC references as if the SFAS has been adopted into the Codification.  The Codification did not change or alter existing GAAP and, therefore, it did not have an impact of the Company's financial position, results of operations and cash flows.

b)      Principles of Consolidation: The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles and include in each of the three years in the period ended December 31, 2009 the accounts and operating results of the Company and its wholly-owned and majority-owned subsidiaries referred to in Note 1 above. All significant inter-company balances and transactions have been eliminated in consolidation. The Company consolidates all subsidiaries that are more than 50% owned.

In addition, following the provisions of ASC 810, "Consolidation", the Company evaluates any interest held in other entities to determine whether the entity is a Variable Interest Entity ("VIE") and if the Company is the primary beneficiary of the VIE. In this respect, the Company has evaluated its interests in the four 50% owned joint ventures discussed in Note 1 above and it has determined that, each joint venture is a variable interest entity according to the provisions of the Variable Interest Entities Subsections of Subtopic 810-10 and that the Company is, in each case, the primary beneficiary. As such, the Company consolidates the joint ventures.

The joint venture partners' share of the net income or loss of the joint ventures is presented separately in the accompanying consolidated statements of operations as non controlling interests. The partners' share of net assets is presented separately in the accompanying consolidated balance sheets as non-controlling interests.

On January 1, 2009, the Company adopted an amendment contained in ASC 810 which establishes guidelines for accounting for changes in ownership percentages and for deconsolidation in partially owned subsidiaries. This amendment defines a non-controlling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to the Company.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

ASC 810 requires, among other items, that a non-controlling interest be included in the consolidated statement of financial position within equity separate from the Company's equity; consolidated net income to be reported at amounts inclusive of both the Company's and non-controlling interest's shares and, separately, the amounts of consolidated net income attributable to the Company and non-controlling interest all on the consolidated statement of income; and if a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. ASC 810 requires retrospective application in the presentation and disclosure requirements for existing non-controlling interests. All other requirements of the guidance shall be applied prospectively.

The adoption of this pronouncement impacted the Company's presentation of non-controlling interests on the consolidated balance sheet and statements of operation but had no impact on the Company's financial condition, results of operations or cash flows for the years ended December 31, 2007 and 2008 (Note 3).

In January 2010, the FASB issued ASU 2010-02, Consolidations (Topic 810) – Accounting and Reporting for Decreases in Ownership of a Subsidiary- a Scope Clarification. This update provides amendments to Subtopic 810-10 and related guidance within U.S. GAAP to clarify the scope of the decrease in ownership provisions of the Subtopic and related guidance. The amendments in this update are effective in the period that an entity adopts ASC 810-10 and if an entity has previously adopted ASC 810-10 as of the date the amendments of the update are included in the Codification, the amendments are effective in the first interim or annual reporting period ending on or after December 15, 2009.

c)      Equity method investees: Investments in the common stock of corporations, in which the Company believes it exercises significant influence over operating and financial policies, are accounted for using the equity method. Under this method the investment is carried at cost, and is adjusted to recognize the investor's share of the earnings or losses of the investee after the date of acquisition and is adjusted for impairment whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income by the investor and such amount reflects adjustments similar to those made in preparing consolidated financial statements including adjustments to eliminate intercompany gains and losses, and to amortize, if appropriate, any differences between investor cost and underlying equity in net assets of the investee at the date of acquisition. The investment of an investor is also adjusted to reflect the investor's share of changes in the investee's capital.

d)      Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

e)      Other Comprehensive Income (Loss): The Company follows the provisions of ASC 220, "Comprehensive Income", which requires separate presentation of certain transactions, which are recorded directly as components of Stockholders' equity. The Company's comprehensive income (loss) is comprised of net income less actuarial gains/losses related to the adoption and implementation of ASC 715, "Compensation-Retirement Benefits", while for the year ended December 31, 2007 is also comprised of the Company's share in capital raised by its equity investee, Oceanaut.

f)      Concentration of Credit Risk:  Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
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

g)      Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company's accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are separately reflected in the accompanying consolidated statements of operations.

h)      Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

i)      Restricted Cash: Restricted cash includes bank deposits that are required under the Company's borrowing arrangements which are used to fund the loan and shipyard instalments coming due. The funds can only be used for the purposes of loan repayment and to fund the next shipyard installments. In addition, restricted cash also includes minimum cash deposits required to be maintained with certain banks under the Company's borrowing arrangements.

j)      Accounts Receivable Trade, net: Accounts receivable-trade, net at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision for doubtful accounts at December 31, 2008 and 2009 amounted to $187 and $841, respectively.

k)      Insurance Claims: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company's fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the Company can make an estimate of the amount to be reimbursed following the insurance claim.

l)      Inventories: Inventories consist of consumable bunkers and lubricants, which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

m)      Vessels, net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage). Subsequent expenditures for major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise these amounts are charged to expense as incurred.

The cost of each of the Company's vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value (vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Effective October 1, 2008 and following management's reassessment of the residual value of the vessels, the estimated scrap value per light weight ton (LWT) was increased to $0.2 from $0.12.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

Management's estimate was based on the average demolition prices prevailing in the market during the last five years for which historical data were available. The effect of this change in accounting estimate, which did not require retrospective application as per ASC 250, "Accounting Changes and Error Corrections" was to decrease net loss for the year ended December 31, 2008 by $459 or $0.01 per weighted average number of share, both basic and diluted.  Management estimates the useful life of the Company's vessels to be 28 years from the date of initial delivery from the shipyard. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

n)      Office furniture and Equipment, net: Office furniture and equipment, net are stated at cost less accumulated depreciation. Depreciation is calculated on a straight line basis over the estimated useful life of the specific asset placed in service which range from three to nine years.

o)      Impairment of Long-Lived Assets: The Company follows the guidance under ASC 360, "Property, Plant and Equipment", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss.

Measurement of the impairment loss is based on the fair value of the asset which is determined based on management estimates and assumptions and by making use of available market data. The Company evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel's carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days over the remaining estimated life of the vessel, net of vessel operating expenses, inflation adjusted. When the Company's estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value.

No impairment loss was recorded in the years ended December 31, 2007 and 2009. The Company's impairment analysis as of December 31, 2008 resulted in an impairment loss of $2.2 million recorded and separately reflected in the accompanying 2008 consolidated statement of operations.

p)      Assets Held For Sale:  In accordance with ASC 360, "Property, Plant, and Equipment", the Company classifies long-lived assets to be sold as held-for-sale in the period in which all of the following criteria are met: management having the appropriate authority commits to a plan to sell the asset; the asset is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to sell the asset have been initiated; sale of the asset is probable and expected to occur within one year; the asset is being actively marketed for sale at a price that is reasonable in relation to its fair value; and actions required to complete the plan indicate that it is unlikely significant changes to the plan will be made or that the plan will be withdrawn. Assets held-for-sale are not depreciated and are measured at the lower of carrying amount or fair value less costs to sell.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

q)      Intangible assets/liabilities related to time charter acquired: Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed.  When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as an asset; otherwise, the difference is recorded as liability. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the remaining period of the time charters acquired.

r)      Goodwill: Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired. In accordance with ASC 350, "Intangibles-Goodwill and Other", the Company performs a goodwill impairment analysis using the two-step method on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverability of goodwill is measured at the Company's level representing the reporting unit as provided in ASC 350-20-35-33 through 35-46 by comparing the Company's carrying amount, including goodwill, to the fair market value of the Company.  The first step of the goodwill impairment test (Step one) is to identify potential impairment. If the fair value of a reporting unit exceeds its carrying amount, no impairment of the goodwill of the reporting unit is indicated and the second step of the impairment test is unnecessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test (Step Two) is performed to measure the amount of impairment loss, if any.

The Company performed the 2008 annual testing for impairment of goodwill as of September 30, 2008 and determined that no indication of goodwill impairment existed as of that date.  ASC 350 requires goodwill of a reporting unit to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  In this respect, during the fourth quarter of 2008, management concluded that sufficient indicators existed requiring it to perform another goodwill impairment analysis as of December 31, 2008.

Management made this determination based upon a combination of factors, including the significant and sustained decline in the Company's market capitalization below its book value, the current financial turmoil, the deteriorating charter rates during the fourth quarter of 2008 and illiquidity in the overall credit markets. In estimating the fair value, management used the income approach which estimates fair value based upon future revenue, expenses and cash flows discounted to their present value using the Company's estimated weighted average cost of capital. The estimated future cash flows projected can vary within a range of outcomes depending on the assumptions and estimates used. The estimates and judgments that most significantly affect the fair value calculation are fleet utilization, daily charter rates and capital expenditures.  Based on the analysis performed, management concluded that the carrying value of goodwill was above its implied fair value as of December 31, 2008 and an impairment loss of $335.4 million was recognized as of December 31, 2008.

s)      Accounting for Dry-Docking and Special Survey Costs: As of December 31, 2008, the Company followed the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred were deferred and amortized on a straight-line basis over a period of the earliest between the date of the next dry-docking and 2.5 years for all surveys. Effective January 1, 2009, the Company changed the method of accounting for dry-docking and special survey costs from the deferral method to the direct expense method, under which the dry-docking and special survey costs will be expensed as incurred.  In accordance with ASC 250, "Accounting Changes and Error Corrections", this change has been retrospectively applied in the accompanying consolidated financial statements (Note 3).

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

t)      Business Combinations: In December 2007, the FASB issued an amendment of ASC 805, "Business Combinations". ASC 805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired.  ASC 805 also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The amended guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  As the provisions of ASC 805 are applied prospectively, the impact to the Company cannot be determined until any such transactions occur.

u)      Financing Costs: Direct and incremental costs related to the issuance of debt such as legal, bankers or underwriters' fees are capitalized and reflected as deferred financing costs. Amounts paid to lenders or required to be paid to third parties on the lender's behalf are classified as a contra to debt. All such financing costs are amortized to interest and finance costs using the effective interest method over the life of the related debt or for debt instruments that are puttable by the holders prior to the debt's stated maturity, over a period no longer than through the first put option date. Unamortized fees relating to loans repaid or refinanced as debt extinguishment are expensed as interest and finance costs in the period the repayment or extinguishment is made.

v)      Convertible Senior Notes: Effective January 1, 2009, the Company adopted ASC Topic 470-20, "Debt with Conversion and Other Options," which requires the issuer of certain convertible debt instruments that may be settled in cash on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate and is applied retrospectively.

The Company has currently one outstanding convertible debt instrument that is impacted by ASC Topic 470-20. The new standard requires that a fair value be assigned to the equity conversion option of the Company's $150,000, 1.875% convertible notes (the "Convertibles Notes") as of October 16, 2007, the date of issuance of the Convertible Notes. This change resulted in a corresponding decrease in the value assigned to the carrying value of the debt portion of the instrument.

The value assigned to the debt portion of the Convertible Notes was determined based on market interest rate for similar debt instrument without the conversion feature as of the issuance date of the Convertible Notes. The difference in market interest rate versus the coupon rate on the Convertible Notes results in non-cash interest that is amortized into interest expense over the expected terms of the Convertible Notes. For purposes of the valuation, the Company used an expected term of seven years since the convertible Notes contain an embedded put option that allows the holder to require the Company to purchase the notes at the option of the holder on specified dates with the first such put option date on October 15, 2014 (Note 3).

w)      Financial Instruments: The principal financial assets of the Company consist of cash and cash equivalents and restricted cash, accounts receivable, trade (net of allowance), and prepayments and advances. The principal financial liabilities of the Company consist of accounts payable, accrued liabilities, deferred revenue, long-term debt, and interest-rate swaps. The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities, with the exception of the 1.875% Unsecured Convertible Senior Notes due 2027 (Note 10), approximate their respective fair values.

x)      Fair Value Measurements: In September, 2006, the FASB issued ASC 820, "Fair Value Measurements and Disclosures" which defines, and provides guidance as to the measurement of, fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

The statement was effective for the Company as of January 1, 2008, excluding certain nonfinancial assets and nonfinancial liabilities, for which the statement was effective for fiscal years beginning after November 15, 2008 and its adoption did not have a significant impact on the Company's financial position or results of operations.

Effective January 1, 2009, the Company adopted ASC 820-10-65, "Fair Value Measurements and Disclosures" that provides additional guidelines for estimating fair value in accordance with fair value accounting. The adoption of this statement did not have a material impact on the Company's consolidated financial position, cash flows or results of operations.

In August 2009, the FASB issued ASU No. 2009-05, Measuring Liabilities at Fair Value, which provides additional guidance on how companies should measure liabilities at fair value under ASC 820. The ASU clarifies that the quoted price for an identical liability should be used. However, if such information is not available, a entity may use, the quoted price of an identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities traded as assets, or another valuation technique (such as the market or income approach). The ASU also indicates that the fair value of a liability is not adjusted to reflect the impact of contractual restrictions that prevent its transfer and indicates circumstances in which quoted prices for an identical liability or quoted price for an identical liability traded as an asset may be considered level 1 fair value. The adoption of this statement did not have a material impact on the Company's consolidated results of operations or financial condition.

y)      Fair value option:  In February, 2007, the FASB issued ASC 825, "Financial Instruments," which permits companies to report certain financial assets and financial liabilities at fair value.  ASC 825 was effective for the Company as of January 1, 2008 at which time the Company could elect to apply the standard prospectively and measure certain financial instruments at fair value.

The Company has evaluated the guidance contained in ASC 825, and has elected not to report any existing financial assets or liabilities at fair value that are not already reported, therefore, the adoption of the statement had no impact on its financial position and results of operations.  The Company retains the ability to elect the fair value option for certain future assets and liabilities acquired under this new pronouncement.

In April 2009, the FASB issued the accounting pronouncements that amend the requirements for disclosures about fair value of financial instruments, for annual, as well as interim, reporting periods.  These pronouncements were effective prospectively for all interim and annual reporting periods ending after June 15, 2009.  The adoption of this statement did not have any impact on the Company's financial condition and results of operations.

z)      Derivatives: The Company is exposed to the impact of interest rate changes. The Company's objective is to manage the impact of interest rate changes on earnings and cash flows of its borrowings. The Company uses interest rate swaps to manage net exposure to interest rate changes related to its borrowings and to lower its overall borrowing costs. Such swap agreements, designated as "economic hedges" are recorded at fair value with changes in the derivatives' fair value recognized in earnings unless specific hedge accounting criteria are met. During the years ended December 31, 2007, 2008 and 2009, there was no derivative transaction meeting such hedge accounting criteria and therefore the change in their fair value is recognised in earnings.

Effective January 1, 2009, the Company adopted the accounting pronouncement relating to the expanded disclosure requirements about derivative instruments and hedging activities codified as ASC 815, "Derivatives and Hedging". ASC 815 intents to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

ASC 815 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments. ASC 815 relates to disclosures only and its adoption did not have any effect on the financial condition, results of operations or liquidity of the Company.

In June 2008, FASB issued ASC 815-40, "Derivatives and Hedging; Contracts in Entity's Own Equity" to provide guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock. According to ASC 815-40 an instrument or embedded feature that is both indexed to an entity's own stock and potentially settled in shares may be exempt, if certain other criteria are met, from mark-to-market accounting of derivative financial instruments. ASC 815-40 addresses instruments with contingent and other adjustment features that may change the exercise price or notional amount or otherwise alter the payoff at settlement.  This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The guidance in this statement shall be applied to outstanding instruments as of the beginning of the fiscal year in which this statement is initially applied. The cumulative effect of the change in accounting principle shall be recognized as an adjustment to the opening balance of retained earnings for that fiscal year, presented separately. The adoption of ASC 815-40 did not have any impact on the Company's financial position and results of operations.

aa)      Accounting for Revenues and Related Expenses: The Company generates its revenues from charterers for the charterhire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of each voyage or time charter. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo.

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

bb)      Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred and are included in Vessel operating expenses in the accompanying consolidated statements of operations.

cc)      Pension and Retirement Benefit Obligations: Administrative employees are covered by state-sponsored pension funds. Both employees and the Company are required to contribute a portion of the employees' gross salary to the fund. Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits and accordingly the Company has no such obligation. Employer's contributions for the years ended December 31, 2007, 2008 and 2009 amounted to $1.4 million, $2.4 million and $2.7 million, respectively.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

dd)      Staff Leaving Indemnities – Administrative Personnel: The Company's employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee's compensation, length of service and manner of termination (dismissed or retired). Employees who resign, or are dismissed with cause are not entitled to termination payments. The Company's liability on an actuarially determined basis, at December 31, 2008 and 2009 amounted to $0.8 million and $1.0 million respectively, while the amount recognized as Accumulated Other Comprehensive Loss at December 31, 2007, 2008 and 2009, following the adoption of ASC 715, "Compensation-Retirement Benefits" amounted to $65, $74 and $85, respectively.

ee)      Stock-Based Compensation: Following the provisions of ASC 718, "Compensation- Stock Compensation" the Company recognizes all share-based payments to employees, including grants of employee stock options, in the consolidated statements of operations based on their fair values on the grant date. Compensation cost on stock based awards with graded vesting is recognized on an accelerated basis as though each separately vesting portion of the award was-in substance, a separate award.

ff)       Taxation: The Company follows the provisions of  ASC 740-10, "Accounting for Uncertainty in Income Taxes" which clarifies the accounting for uncertainty in income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740-10 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

gg)     Earnings (losses) per Common Share: Basic earnings (losses) per common share are computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings (losses) per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

hh)     Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

ii)       Subsequent Events: In May 2009, FASB issued ASC 855, "Subsequent events". The objective of this Statement is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  In particular, this Statement sets forth: (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This Statement does not result in significant changes in the subsequent events that an entity reports—either through recognition or disclosure—in its financial statements.

This Statement introduces the concept of financial statements being available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. In accordance with this Statement, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009.  The Company has adopted ASC 855 for the financial period ended June 30, 2009.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

jj)      Recent Accounting Standards Updates:

ASU 2009-16: In December 2009, the FASB issued ASU 2009-16, Transfers and Servicing (Topic 860) - Accounting for Transfers of Financial Assets, which formally codifies FASB Statement No. 166, Accounting for Transfers of Financial Assets into the ASC. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and will require more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. Among other things, ASU 2009-16 (1) eliminates the concept of a "qualifying special-purpose entity", (2) changes the requirements for derecognizing financial assets, and (3) enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and an entity's continuing involvement in transferred financial assets. ASU 2009-16 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009, and in interim periods within those fiscal years with earlier adoption prohibited. The provisions of ASU 2009-16 are not expected to have a material impact on the Company's consolidated financial statements.

ASU 2009-17: In December 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810) - Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which codifies FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R). ASU 2009-17 represents a revision to former FASB Interpretation No. 46 (Revised December 2003), Consolidation of Variable Interest Entities, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance.  ASU 2009-17 also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective as of the beginning of an enterprise's first fiscal year beginning after November 15, 2009, and for interim periods within that first period. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

ASU 2010-01: In January 2010, the FASB issued ASU 2010-01, Accounting for Distributions to Shareholders with Components of Stock and Cash which amends FASB ASC 505, Equity in order to clarify that the stock portion of a distribution to shareholders that allows the shareholder to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend for purposes of applying FASB ASC 505, Equity and FASB ASC 260, Earnings Per Share. ASU 2010-01 is effective for interim or annual periods ending on or after December 15, 2009 and is adopted retrospectively. The Company has not been involved in any such distributions and thus, the impact to the Company cannot be determined until any such distribution occurs.

ASU 2010-06: In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820)-Improving Disclosures About Fair Value Measurements. ASU 2010-06 amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The ASU also amends guidance on employers' disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The guidance in the ASU is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. The provisions of ASU 2010-06 are not expected to have a material impact on the Company's consolidated financial statements.

ASU 2010-09:  In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855). ASU 2010-09 amends ASC 855 to clarify which entities are required to evaluate subsequent events through the date the financial statements are issued and the scope of the disclosure requirements related to subsequent events. The amendments remove the requirement for an SEC filer to disclose the date through which management evaluated subsequent events in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. Additionally, the FASB has clarified that if the financial  statements have been revised, then an entity that is not an SEC  filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. Those amendments remove potential conflicts with the SEC's literature. All of the amendments in this Update are effective upon its issuance, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The adoption of the above amendments of ASU 2010-09 did not have a material impact on the Company's consolidated financial statements.

3.	Newly adopted accounting pronouncements and change in accounting policy

As already discussed under Note 2 above, during the year ended December 31, 2009 the Company adopted certain new accounting pronouncements and changed its policy in relation to dry-docking and special survey costs that required retrospective application for all years presented. Therefore, the 2007 and 2008 financial information have been adjusted so the basis of presentation is consistent with that of the 2009 financial information. The adjustments reflect: (i) the change in the accounting for Non-controlling Interest in a Subsidiary provided in ASC 810-10-45, (ii) the change in the accounting for convertible Senior Notes provided in ASC 470-20, and (iii) the change in the method of accounting for dry docking and special survey costs. The table below summarizes the changes in all prior years presented.

Consolidated Balance sheets
	December 31,
	2008			2009
(Amounts in thousands of U.S. Dollars)	As originally reported	As adjusted	Effect of change	As would be reported absent the accounting change	As reported	Effect of change
Increase (decrease)
Deferred assets, net	16,144	-	(16,144)	16,691	-	(16,691)
Total assets	3,332,953	3,316,809	(16,144)	3,146,873	3,130,182	(16,691)
Long-term debt, net of current portion and net of deferred financing fees	1,304,032	1,256,707	(47,325)	1,162,574	1,121,765	(40,809)
Minority interest	14,930	-	(14,930)	5,296	-	(5,296)
Non-controlling interests	-	14,930	14,930	-	5,296	5,296
Additional Paid-in capital	894,333	944,207	49,874	996,732	1,046,606	49,874
Retained earnings	112,756	94,063	(18,693)	459,601	433,845	(25,756)
Total Stockholders' equity	1,007,287	1,053,398	46,111	1,456,858	1,486,272	29,414
Total liabilities and stockholders' equity	3,332,953	3,316,809	(16,144)	3,146,873	3,130,182	(16,691)

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.	Newly adopted accounting pronouncements and change in accounting policy-continued

Consolidated statements of operations
	Year ended December 31,
	2007			2008			2009
(Amounts in thousands of U.S. Dollars, except for per share data)	As originally reported	As adjusted	Effect of change	As originally reported	As adjusted	Effect of change	As would be reported absent the accounting change	As reported	Effect of change
Income (expense)
Amortization of deferred dry-docking and special survey costs	3,904	-	3,904	7,447	-	7,447	10,174	-	10,174
Dry-dock and special survey costs	-	6,834	(6,834)	-	13,511	(13,511)	-	11,379	(11,379)
Gain on sale of vessel	6,194	6,993	799	-	-	-	61	61	-
Vessel impairment loss	-	-	-	(2,389)	(2,232)	157	-	-	-
Operating income	92,429	90,298	(2,131)	50,229	44,322	(5,907)	398,820	397,615	(1,205)
Interest and finance cost	(14,536)	(15,596)	(1,060)	(56,643)	(61,942)	(5,299)	(51,238)	(57,096)	(5,858)
Net income, before taxes	84,506	81,315	(3,191)	(33,589)	(44,795)	(11,206)	347,351	340,288	(7,063)
Net income after taxes and before income from investment in affiliate	84,020	80,829	(3,191)	(34,372)	(45,578)	(11,206)	346,691	339,628	(7,063)
Net income (loss)	84,893	81,702	(3,191)	(44,848)	(56,054)	(11,206)	346,691	339,628	(7,063)
Net income (loss) attributable to Excel	84,895	81,704	(3,191)	(44,708)	(55,914)	(11,206)	346,845	339,782	(7,063)
Earnings per common share, basic	$4.26	$4.10	$(0.16)	$(1.23)	$(1.53)	$(0.30)	$5.13	$5.03	$(0.10)
Earnings per common share, diluted	$4.25	$4.09	$(0.16)	$(1.23)	$(1.53)	$(0.30)	$4.95	$4.85	$(0.10)

Consolidated statements of cash flows
	Year ended December 31,
	2007			2008			2009
(Amounts in thousands of U.S. Dollars)	As originally reported	As adjusted	Effect of change	As originally reported	As adjusted	Effect of change	As would be reported absent the accounting change	As reported	Effect of change
Inflow(outflow)
Net income attributable to Excel	84,895	81,704	(3,191)	(44,708)	(55,914)	(11,206)	346,845	339,782	(7,063)
Amortization of deferred dry-docking and special survey costs	3,904	-	(3,904)	7,447	-	(7,447)	10,174	-	(10,174)
Amortization of debt discount	-	1,134	1,134	-	5,628	5,628	-	6,154	6,154
Amortization and write off of deferred financing fees	511	437	(74)	4,599	4,270	(329)	4,119	3,823	(296)
Gain on sale of vessel	(6,194)	(6,993)	(799)	-	-	-	(61)	(61)	-
Vessel impairment loss	-	-	-	2,389	2,232	(157)	-	-	-
Dry-dock and special survey costs	(6,834)	-	6,834	(13,511)	-	13,511	(11,379)	-	11,379

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.	Quintana Acquisition

As already discussed in Note 1 above, on April 15, 2008, the Company completed the acquisition of 100% of the voting equity interests in Quintana. Under the terms of the merger agreement, each issued and outstanding share of Quintana common stock was converted into the right to receive (i) $13.00 in cash and (ii) 0.3979 Excel Class A common shares. The acquisition of Quintana was accounted for under the purchase method of accounting. The Company began consolidating Quintana from April 16, 2008, as of which date the results of operations of Quintana are included in the accompanying 2008 consolidated statement of operations. The following table summarizes the fair values of the significant assets acquired and liabilities assumed by the Company on April 15, 2008 (date of acquisition of Quintana):

Assets:
Current assets	$91,029
Vessels	2,210,750
Newbuildings	171,090
Favorable charter-in contracts of sold and leased out vessels	292,712
Other Non Current assets	437
Total assets acquired	2,766,018

Liabilities:
Current liabilities, excluding current portion of long-term bank debt	38,741
Bank debt, including current portion of $73,968	669,918
Unfavorable charters of owned vessels	747,000
Unfavorable charters of newbuildings	65,778
Unfavorable charter-out contracts of sold and leased out vessels	71,970
Financial Instruments, net of current portion of $18,223	35,037
Minority interest	14,332
Total liabilities	1,642,776

Net assets acquired	$1,123,242

Goodwill

Cash consideration	$764,026
Consideration paid in Excel's Class A shares (23,496,308 shares issued)	682,333
Total consideration	$1,446,359
Transaction costs	11,887
Net assets acquired	(1,123,242)
Goodwill	$335,004

The consideration for the Quintana acquisition consisted of stock and cash valued at $1,458,246, including transaction costs.

Pursuant to ASC 805, "Business Combinations", the measurement date set for the purpose of calculating the fair value of Excel Class A common shares issued was determined to be April 14, 2008 (being the earliest date at which the number of shares to be issued was fixed) and the average closing price of Excel Class A common shares for a period of five days before and including April 15, 2008 (date of consummation of the merger) was used. Bank debt assumed upon acquisition, with the exception of $37.4 million of debt related to Quintana's consolidated joint ventures, was repaid on the date of acquisition from the proceeds of the Credit Facility discussed in Note 9.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.	Quintana Acquisition-continued

The Company accounted for the determination of goodwill and other intangibles in accordance with ASC 350, "Intangibles-Goodwill and Other" and placed significant reliance on the use of estimates. The goodwill constituted a premium paid by the Company over the fair value of the net assets of Quintana, which was attributable to anticipated benefits including improved purchasing and placing power and ongoing cost savings and operating efficiencies. Further, the merger created one of the largest listed dry bulk companies in the world with 47 vessels in operation with a total carrying capacity of approximately 3.7 million DWT and an average age of approximately 8.4 years (as of the acquisition date), advancing one of Excel's strategic priorities to become one of the world's premier full service dry bulk shipping companies. Other intangible assets represented purchased assets that also lacked physical substance but that could be separately distinguished from goodwill because of contractual or other legal rights, or because the asset was capable of being sold or exchanged either on its own or in combination with a related contract, asset or liability.

In the above purchase price allocation, no fair values have been assigned to certain new building vessel contracts nor the time charters attached to certain of these new building vessels, as no refund guarantees have been received for these vessels and there are uncertainties in connection with the shipyard which has undertaken their construction, and with their ability to deliver the vessels on time or at all. The above fair values were based upon available market data using management estimates and assumptions. The purchase price allocation was prepared by the Company, assisted by a third party expert, based on management estimates and assumptions, making use of available market data and taking into consideration third party valuations of fleet and newbuildings acquired, performed on a charter free basis.

During the fourth quarter of 2008 and in the presence of sufficient indicators for goodwill impairment assessment, an impairment analysis was performed and management concluded that the carrying value of goodwill was above its implied fair value as of December 31, 2008 and an impairment loss of $335.4 million was recognized as of December 31, 2008.

The following pro forma consolidated financial information reflects the results of operations for the years ended December 31, 2007 and 2008, as if the acquisition of Quintana had occurred at the beginning of each year presented and after giving effect to purchase accounting adjustments and to the accounting changes described above. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of the beginning of each year presented. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations.

	December 31,
	2007	2008
Pro forma revenues	$719,543	$866,505
Pro forma operating income	434,332	131,125
Pro forma net income (loss)	366,929	(3,426)
Pro forma per share amounts:
Basic net income	$8.38	$(0.09)
Diluted net income	$8.37	$(0.09)

5.       Transactions with Related Parties:

Excel Management Ltd.

As discussed in Note 1, the operations of the Company's vessels are managed by Maryville, a wholly owned subsidiary of the Company. As of December 31, 2004, the operations of the Company's vessels were managed by Excel Management Ltd., a corporation which is controlled by the Company's Chairman of the Board of Directors under a management agreement, initially due to expire on April 30, 2008, which was terminated on March 2, 2005 with effect from January 1, 2005.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.       Transactions with Related Parties-continued

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

On June 19, 2007, the Company received a lump sum cash payment of $2,024 that was due from Excel Management Ltd. and issued 298,403 shares of Class A common stock in accordance with the termination agreement discussed above. In addition, following the shares issued as part of the consideration paid for the acquisition of Quintana discussed in Note 4 above and the shares issued during the year ended December 31, 2008 in connection with the shares issued in connection with the cancellation of a vessel's purchase and the stock based awards discussed under Note 12 below, 392,801 Class A common shares were issued to Excel Management Ltd. pursuant to the anti-dilution provision under the termination agreement. All shares issued are subject to a two-year lock-up from the date of their issuance.

The Company has a brokering agreement with Excel Management Ltd., under which Excel Management Ltd. acts as the Company's broker to provide services for the employment and chartering of the Company's vessels, for a commission fee equal to 1.25% of the revenue of each contract Excel Management Ltd. has brokered.  The agreement was effective January 1, 2005 for an initial period of one year and is automatically extended for successive one year periods, unless written notice by either party is given at least one year prior to the commencement of the applicable one year extension period.

Commissions charged by Excel Management Ltd. during the years ended December 31, 2007, 2008 and 2009 amounted to $2,204, $3,620 and $2,260, respectively and are separately reflected in the accompanying consolidated statements of operations. Amounts due to Excel Management Ltd. as at December 31, 2008 and 2009 were $175 and $106, respectively, and are included in due to related parties in the accompanying consolidated balance sheets.

Vessels under management

Maryville (Note 1) provides shipping services to certain related ship-owning companies, which are affiliated with the Chairman of the Company's Board of Directors. The revenues earned for the years ended December 31, 2007, 2008 and 2009 amounted to $818, $890 and $488, respectively and are separately reflected in the accompanying consolidated statements of operations. Amounts due to such related companies as of December 31, 2008 and 2009 were $466 and $147, respectively and are included in due to related parties in the accompanying consolidated balance sheets. In addition, as of December 31, 2008, there was also a receivable from certain of these companies amounting to $221. Such amounts are separately reflected in the accompanying consolidated balance sheets. In addition, Maryville provides technical and supervision support to the construction of each of the new-building vessels for $60 per annum per vessel until their respective delivery.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.       Transactions with Related Parties-continued

Sale of Vessel

On April 27, 2007, the Company's Board of Directors approved the sale of vessel Goldmar for $15.7 million, net of selling costs to a company affiliated with the Company's Chairman.

Equity Infusion

As part of the loan amendments discussed in Note 9 below, entities affiliated with the family of the Chairman of the Company's Board of Directors injected $45.0 million into the Company, which was applied against the balloon payment of the Nordea credit facility. In exchange for their contribution, the entities received an aggregate of 25,714,286 Class A shares and 5,500,000 warrants to purchase Class A common shares, with an exercise price of $3.50 per warrant. The shares, the warrants and the shares issuable on exercise of the warrants are subject to 12-month lock-ups from March 31, 2009.

Joint venture ownership transfer agreements

On October 27, 2009 the Company and one of its joint venture partners completed two agreements for the transfer / exchange of ownership interests in three of the joint venture companies discussed in Note 1 above.  Based on the agreements concluded, the Company agreed to sell its 50% ownership interest in Lillie Shipco LLC to AMCIC for a consideration of $1.2 million and the transfer by AMCIC to the Company of its 50% ownership interest in Hope Shipco LLC. In addition, AMCIC sold its 28.6% ownership interest in Christine Shipco LLC to the Company for a consideration of $2.8 million. Both agreements were conditional to the satisfaction of various customary conditions precedent, as well as to the execution of another agreement between companies affiliated with members of the Company's Board of Directors, such agreement being economically unrelated to the transaction described above. Following the completion of the transaction, the Company became 100% owner of Hope Shipco LLC and increased its interest in Christine Shipco LLC to 71.4%. No change has occurred in the Company's participation in the remaining four joint venture ship-owning companies discussed above.

Hope Shipco LLC and Christine Shipco LLC will continue being consolidated in the Company's consolidated financial statements, while Lillie Shipco LLC has been deconsolidated as of the date the Company ceased to have a financial interest in it. The assets and liabilities associated with Lillie Shipco LLC on disposal date were as follows:

Total assets	45,093

Total liabilities	$22,931
Equity attributed to Excel	17,581
Non-controlling interest	4,581
Total liabilities and Stockholder's equity	$45,093

In accordance with ASC 810-10-45-23, changes in the parent's ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions, therefore, no gain or loss shall be recognized in consolidated net income.  On this basis, in the case of Hope and Christine where the Company increased its controlling financial interest, the transaction was accounted for as an equity transaction and the resulting difference between the carrying value of the non-controlling interests acquired and their related fair values of $7,240 was recognized in stockholders'equity attributable to the parent.

In accordance with ASC 810-10-40, if a parent deconsolidates a subsidiary, the parent shall account for the deconsolidation by recognizing a gain or loss in net income attributable to the parent. Following this guidance in relation to the deconsolidation of Lillie, a loss of $3,705 was recognized in the consolidated income statement.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.       Transactions with Related Parties-continued

The fair values of the interests exchanged were determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820 "Fair value measurements and disclosures" and were derived principally from or by corroborated or observable market data. Inputs include independent broker's valuations, FFA indices, average charter hire rates and other market observable data that allow value to be determined.

6.       Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2008	2009
Bunkers	$715	$468
Lubricants	3,999	4,011
	$4,714	$4,479

7.       Vessels and office furniture and equipment, net:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2008	2009
Vessels cost	$2,952,403	$2,948,700
Accumulated depreciation	(165,686)	(288,537)
Vessels, net	$2,786,717	$2,660,163

Office furniture and equipment cost	$2,584	$2,730
Accumulated depreciation	(862)	(1,280)
Office furniture and equipment, net	$1,722	$1,450

All of the Company's vessels have been provided as collateral to secure the bank loans discussed in Note 9 below. Vessel cost at December 31, 2008 and 2009 includes $2,210,750 representing the fair value of Quintana's vessels at the acquisition date.

On April 27, 2007, the Company's Board of Directors approved the sale of vessel Goldmar for $15.7 million, net of selling costs to a company affiliated with the Company's Chairman.  The realized gain of approximately $7.0 million was recognized on delivery of the vessel to the buyer in May 2007 and is separately reflected in the accompanying 2007 consolidated statement of operations as gain on sale of vessel. In December 2007, the vessels July M and Mairouli were delivered to the Company for $126.0 million in total.

On December 26, 2008 vessel Sandra was delivered from the shipyard at a total cost of $149.1 million reflecting the contract price and capitalized expenses of $93.1 million and the Company's portion of the excess of the fair value of the contract over its contracted price at the time of Quintana's acquisition.

Management's impairment analysis as of December 31, 2008, indicated that future undiscounted operating cash flows for vessel Swift were below the vessel's carrying amount, and accordingly an impairment loss of approximately $2.2 million was recognized and separately reflected in the accompanying 2008 consolidated statement of operations.

Based on a Memorandum of Agreement dated February 20, 2009, vessel Swift was sold for net proceeds of approximately $3.7 million. As discussed above, as of December 31, 2008, the vessel's value was impaired and written down to its fair value which approximated the sale proceeds. The vessel was delivered to her new owners on March 16, 2009. The sales proceeds were used to repay part of the $1.4 billion loan discussed in Note 9 below.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.       Advances for vessels under construction:

As of December 31, 2009, advances for vessels under construction reflect the advances paid to the shipyard for vessels Christine and Hope (Note 1), as well as, the Company's portion of the excess of the fair value of these contracts over their contracted prices and capitalized interest.  Related amounts as of December 31, 2008 also include vessel Lillie (Note 5).

The amount shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31,
	2008	2009
Advances to the shipyard and initial expenses	$61,514	$44,572
Company's portion on the excess of the fair value of new building contracts over their contractual prices following the purchase method of accounting (Note 4)	43,319	23,369
Capitalized interest	2,017	3,063
Other	48	180
	$106,898	$71,184

In relation to the remaining four newbuildings of the joint venture ship-owning companies Fritz Shipco LLC, Benthe Shipco LLC, Gayle Frances Shipco LLC, and Iron Lena Shipco LLC, no refund guarantees have been received and the construction of these vessels has not yet commenced. Therefore, these vessels may be delivered late or not delivered at all. Until the refund guarantee is received, no instalments will be made. The Company has pledged no assets as collateral for the joint ventures' obligations.

9.    Long-Term Debt:

The following table summarizes the Company's long-term debt:

Description	December 31, 2008	December 31, 2009
Long-term loans, net of unamortized deferred financing costs of $14.9 million and $13.5 million, respectively	$1,331,510	$1,116,097
Credit facilities of consolidated joint ventures, net of unamortized deferred financing costs of $0.1 million and $0.04 million, respectively	42,932	31,158
1.875% Convertible Senior Notes due 2027, net of unamortized financing costs of $2.6 million and $2.3 million, respectively	102,675	109,191
	1,477,117	1,256,446
Less: Current portion of long-term debt, net of unamortized deferred financing costs of $3.5 million and $3.0 million respectively	(220,410)	(134,681)
Long-term debt, net of current portion	$1,256,707	$1,121,765

Long- term loans-Initial agreements

In April 2008 the Company entered into a credit facility of $1.4 billion in order to finance the cash consideration paid to Quintana's shareholders, to repay Quintana's loans and the outstanding balance ($175.9 million) of certain Company's loans and for working capital purposes. The loan consists of a term loan ($1.0 billion) and a revolving credit facility ($400.0 million) and it was drawndown in full on April 15, 2008. The term loan amortizes in quarterly variable installments through April 2016, while the revolving credit facility shall be repaid in one installment on the term loan maturity date.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
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

In November 2007, the Company concluded a term loan of $75.6 million in order to partly finance the acquisition cost of the vessels acquired in December 2007 (Note 7). The loan amortizes in quarterly equal installments through December 2022 plus a balloon payment together with the last installment.

The loan  contains certain financial covenants that require the Company to maintain an adjusted market value leverage ratio of not greater than 70%, maintain a ratio of EBITDA to net interest expense greater than 2.0 to 1.0, maintain a net worth (adjusted by the market value of total assets) of at least $150.0 million, maintain a minimum of cash and marketable securities of an amount not less than $10.0 million; and to ensure that the aggregate fair market value of the borrowers' vessels at all times is not less than 125% of the sum of the loan.

With respect to the above two loans and as of December 31, 2008, the Company was not in compliance with the financial covenants relating to the leverage ratio and the minimum vessels market values securing the outstanding loan balances. In order to address the above non-compliance and any probable future non compliance, the Company reached agreements with its lenders on March 31, 2009 and amended certain loan terms for a period up to January 1st,  2011.

Long- term loans-Amended agreements

As discussed above, on March 31, 2009, the Company concluded an amended agreement in relation to its $1.4 billion loan facility and modified certain of its terms in order to comply with the financial covenants related to the collateral vessels' market values following the significant decline prevailing in the market and any potential non-compliance with the minimum liquidity covenant. The amended terms, which were effective from December 4, 2008 and valid until January 1, 2011, contain financial covenants requiring the Company to maintain minimum liquidity of $25.0 million, maintain a leverage ratio based on book values of not greater  than 70%, maintain a book net worth of not less that $750.0 million, maintain a ratio of EBITDA to gross interest of not less than 1.75: 1.0 and maintain an aggregate fair market value of the collateral vessels at all times not less than 65% of  the sum of (i) the aggregate outstanding principal amount of the term loan and (ii) the unused commitment under the revolving loan.

In addition, in accordance with the amended terms, the loan margin increased to 2.5% and the loan repayment schedule was modified to defer an amount of $150.5 million in the balloon payment which will be decreased by any excess cash flows and equity injections. As part of the loan amendment, the permitted holders as defined in the loan agreement (the "Permitted Holders") should inject not less than $50.0 million of new equity in the form of shares issuance and warrants exercisable no later than twelve months from their issuance. Any shortfall resulting from the non exercisability of the warrants will be covered through new equity raised by the Company. In this respect, on March 31, 2009, the Company received an amount of $45.0 million as proceeds for the issuance of 25,714,286 Class A shares and 5,500,000 warrants, with an exercise price of $3.50 per warrant, to two companies owned and controlled by entities affiliated with the family of the Company's Chairman of the Board of Directors (Note 12). The proceeds were used to prepay a portion of the balloon payment of the $1.4 billion facility on April 1, 2009.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.    Long-Term Debt-continued

During the waiver period the Company shall have the option to declare the deferral of additional one or more instalments ("Deferred Option Principal") up to an aggregate amount equal to the paid-in equity of the Permitted Holders, subject to (i) an increase in the margin of  0.05% as long as any deferrals are outstanding, (ii) 100% of new equity and excess cash proceeds, accumulated after the date of declaring the deferral option, being used towards payment of deferral option amounts as long as deferral options are outstanding, and (iii) deferral options are only permitted if all covenants are being met.

The loan terms also provide that any excess cash flow as defined in the amended agreement, will be firstly applied against any Deferred Option Principal, the 70% of the remaining excess cash flow against the term loan repayments and the remainder 30% to build and maintain in a pledged account  (included in restricted cash in the accompanying 2009 consolidated balance sheet) a capex reserve of up to $50.0 million, which is to be funded also through  new equity, to specifically finance the newbuildings discussed under Note 8 above.

Any amounts left in this reserve after dealing with the newbuildings shall be applied against the deferred payments, to increase cash and cash equivalents in order to comply with the minimum liquidity requirements set forth in the loan agreement after January 1, 2011 and to reduce the loan repayment amount inverse order of maturity.

A first priority mortgage over the vessel Sandra, as well as a first assignment of vessel insurances and earnings has been provided as additional security for the amended $1.4 billion facility. In addition, no dividends may be declared and paid until the loan outstanding balance is brought to the same levels as per the original schedule and no event of default exists, while no repurchase of convertible notes may be effected unless through the concept of exchange offerings (i.e. without any cash outflow for the Company).

In addition, on March 31, 2009, the Company concluded a first supplemental agreement to its term loan of $75.6 million with Credit Suisse and modified certain of its terms in order to comply with the financial covenants that relate to the vessels' market values following the significant decline in the vessel's fair market values.

The amended terms which were effective from December 4, 2008 and valid until January 1, 2011 contain financial covenants requiring the Company to maintain minimum liquidity of $25.0 million, maintain a leverage ratio based on book values of not greater than 70%, maintain a book net worth of not less than $750.0 million, maintain a ratio of EBITDA to gross interest of not less than 1.75: 1.0 and maintain an aggregate fair market value of the borrowers' vessels at all times not less than 65% of the sum of the loan. The loan margin increased to 2.25%.

Following the amendatory agreements described above, the Company was in compliance with all of the applicable debt covenants at December 31, 2009. In addition, based upon projected operating results, management believes it is probable that the Company will meet the financial covenants of the loan agreements discussed above, as amended, at future covenant measurement dates. Accordingly, in accordance with the provisions of ASC 470-10-45 "Debt-Other presentation matters" and ASC 470-10-55 "Debt-Implementation guidance and illustrations", all amounts not due within the next twelve months under the amended loan terms, have been classified as long-term liabilities.

The Company incurred $1.9 million of financing fees in relation to the above loan amendments which are deferred and amortized over the term of the amended loan agreements using the effective interest method.

Credit Facilities of the new-building vessels

Christine Shipco LLC

In April 2007, Christine Shipco LLC entered into a secured loan agreement for an amount equal to 70% of the pre-delivery instalments, or $25.4 million, for the Capesize newbuilding, to be named Christine. Pre-delivery instalments payable to the yard are expected to total approximately $36.2 million, including partners' commitments.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.    Long-Term Debt-continued

As of December 31, 2009, $20.3 million have been drawndown under the facility, while there are unused commitments of $5.1 million (Note 20). The loan is repayable in one instalment on the earlier of the delivery date or August 31, 2010, but the loan may be prepaid in full or in part at any time.

The delivery date is expected to be during the second quarter of 2010. Under the terms of the joint venture agreement and the loan agreement, Quintana Maritime Limited, and ultimately the Company following the acquisition, is not responsible for repayment of the pre-delivery financing. Christine Shipco LLC expects to refinance the loan upon delivery and borrow an amount equal to the sum of the pre-delivery financing outstanding at delivery and a portion of the delivery instalment. The Company will be obliged to make capital contributions to Christine Shipco LLC to cover 71.4% of the principal and interest due upon refinancing of the facility.

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

Hope Shipco LLC and Lillie Shipco LLC

In May 2007, Hope Shipco LLC and Lillie Shipco LLC entered into separate secured loan agreements for amounts equal to 70% of the first pre-delivery instalments due to the shipyard, or $10.9 million and $11.3 million, respectively. The loan facilities were drawn down in full upon payment of the first pre-delivery instalments in May 2007. In April 2008 Lillie Shipco LLC drew down an amount of $5.6 million to partly finance the second pre-delivery instalment of the vessel Lillie.

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

On October 27, 2009 following the completion of the transaction discussed under Note 5 above, Hope Shipco LLC and Christine Shipco LLC amended their loan agreements to reflect the changes in the ownership of the companies, while Lillie Shipco loan was undertaken by the company's new owners. In addition, based on the loan amendment for Hope Shipco LLC, the loan will be repaid in one amount not later than March 15, 2010 (Note 20). The loan margin is 2.25%.

The credit facilities of the new-building vessels as of December 31, 2009 are payable in the short-term and thus the loan balances are included in the current portion of long-term debt as of December 31, 2009.

On December 11, 2009, the Company accepted a bank offer letter for the financing of Hope in the amount of maximum $42.0 million but in any event not more than 75% of the fair value of the vessel upon delivery. As of December 31, 2009, no amount has been drawdown under the facility (Note 20).

Borrowings under the credit facilities discussed above bear interest at LIBOR plus a margin and the average interest rate (including the margin) at December 31, 2008 and 2009 was 5.5% and 4.1%, respectively.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.    Long-Term Debt-continued

1.875% Unsecured Convertible Senior Notes due 2027

In October 2007, the Company completed its offering of $125,000 aggregate principal amount of Convertible un-secured Senior Notes due 2027 (the "Notes") subsequent to which, the initial purchaser exercised in full its option to acquire an additional of $25,000 of the Notes solely to cover over-allotments. The Notes bear interest semi-annually at a rate of 1.875% per annum, commenced on April 15, 2008 and were initially convertible at a base conversion rate of approximately 10.9529 Excel Class A common shares per $1 principal amount of Notes. This conversion rate has since been adjusted to 11.2702 Excel Class A common shares per $1 principal amount of Notes as a consequence of the payment of dividends by the Company in 2008 at levels exceeding a threshold set forth in the indenture governing the notes. The initial conversion price was set at $91.30 per share and an incremental share factor of 5.4765 Excel Class A common shares per $1 principal amount of notes.

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

As discussed in Note 2, in May 2008, the FASB issued accounting guidance within ASC 470-20 which requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer's nonconvertible debt borrowing rate. As a result, the liability component is recorded at a discount reflecting its below market coupon interest rate, and is subsequently accreted to its par value over its expected life, with the rate of interest that reflects the market rate at issuance being reflected in the results of operations. The Company adopted ASC 470-20 on January 1, 2009 as its convertible senior notes are within the scope of the standard.  These financial statements have applied ASC 470-20 on a retrospective basis, whereby the prior period results have been adjusted. The Company applied a nonconvertible borrowing rate of 8.64% which resulted in the recognition of a discount on the convertible senior notes totalling $51,456, with the offsetting amount recognized as a component of additional paid-in capital. The recognized discount is amortized through October 2014.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.    Long-Term Debt-continued

As of December 31, 2009, the following repayments of principal are required over the next five years and through out their term for the Company's debt facilities, including the credit facilities of the consolidated joint ventures:

Period	Principal Repayment
January 1, 2010 to December 31, 2010	$137,729
January 1, 2011 to December 31, 2011	97,200
January 1, 2012 to December 31, 2012	104,200
January 1, 2013 to December 31, 2013	104,200
January 1, 2014 to December 31, 2014	254,200
January 1, 2015 thereafter	613,220
$1,310,749
Less: Unamortized debt discount of the 1.875% Unsecured Convertible Senior Notes	(38,539)
Total	$1,272,210

Interest expense for the years ended December 31, 2007, 2008 and 2009, net of interest capitalized for all facilities discussed above amounted to $13.9 million, $50.0 million and $43.3 million, respectively, and is included in interest and finance costs in the accompanying consolidated statements of operations. Interest capitalized for the years ended December 31, 2007, 2008 and 2009 amounted to $0.0 million, $3.3 million and $1.6 million respectively, and is included in vessels under construction in the accompanying consolidated balance sheets.

Loan commitment fees for the years ended December 31, 2007, 2008 and 2009 amounted to $0, $940 and $20, respectively, and are included in interest and finance costs in the accompanying consolidated statements of operations.

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

In July and October 2006, the Company entered into two derivative contracts, consisting of an interest rate collar (cap and floor) with extendable swap (swaption) and an interest rate swap agreement maturing in July 2008 (October 2010 for the swaption) and July 2015, respectively.  In April 2008, the Company terminated the swap agreement maturing July 2015 discussed above and received $938 from the counterparty, while on July 22, 2008 (with an effective date of July 24, 2008) the counterparty exercised its option part of the agreement (swaption) maturing on October 24, 2010. On April 15, 2008 and upon completion of the acquisition of Quintana, the Company entered into an agreement with the lending bank of Quintana and counterparty in a master swap agreement to guarantee the fulfillment of the obligations under the master swap agreement previously entered into by Quintana.

Under the guarantee, the Company guarantees the due payment of all amounts payable under the master agreement and fully indemnifies the counterparty in respect of all claims, expenses, liabilities and losses which are made or brought against or incurred by the counterparty as a result of or in connection with any obligation or liability guaranteed by the Company being or becoming unenforceable, invalid, void or illegal.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.    Financial Instruments-continued

Under the terms of the swap, the Company makes quarterly payments to the counterparty at a fixed rate of 5.135%  based on a decreasing notional amount by $13.3 million quarterly. The notional amount as of December 31, 2009 was $558.7 million. The counterparty makes quarterly floating-rate payments at LIBOR to the Company based on the same decreasing notional amounts. The swap matures on December 31, 2010. In addition, the counterparty has the option to enter into an additional swap with the Company effective December 31, 2010 to June 30, 2014. Under the terms of the optional swap, the Company will make quarterly fixed-rate payments of 5.00% to the counterparty based on an amortizing notional amount of $504 million, and the counterparty will make quarterly floating-rate payments at LIBOR to the Company based on the same notional amount.

All the above swaps do not meet hedge accounting criteria and accordingly changes in their fair values are reported in earnings. Realized and unrealized gains and losses in the accompanying consolidated statements of operations are analyzed as follows (in thousands):

	2007	2008	2009
Realized gains/ (losses)	$284	$(10,063)	$(28,364)
Unrealized gains/ (losses)	(723)	(25,821)	27,238
Total losses	$(439)	$(35,884)	$(1,126)

The above realized and unrealized losses are included in Interest rate swap gains/(losses), net in the accompanying consolidated statements of operations.  The fair values of the interest rate swaps determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820 "Fair Value Measurements and disclosures" are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

The estimated fair market value of the Convertible Senior Notes, which represents the tradable value of the notes, determined through Level 2 inputs of the fair value hierarchy, as discussed above, is approximately $88.9 million compared to its carrying value.

The carrying values of cash, accounts receivable and accounts payable are reasonable estimates of their fair values due to the short-term nature of those financial instruments. The fair values of long-term bank loans approximate the recorded values due to the variable interest rates payable.

11.       Time Charters acquired:

Upon Quintana's acquisition, the Company assumed its fleet's then existing time charters and recognized an asset of $292.7 million relating to the fair value of the favorable charter-in contracts (bareboat charters – Company being the lessee) and a liability of $884.7 million relating to the fair value of the unfavorable charters – Company being the lessor. The intangible asset recognized for the fair value of the favorable charter-in contracts relates to the value of the time charters on seven vessels acquired upon acquisition which were previously sold and leased back by Quintana under eight-year term bareboat charters.  The intangible liability recognized for the unfavorable charters assumed relates to Quintana's owned fleet, certain new buildings and the seven vessels discussed above, that were subject to operating leases (charters) at the date of acquisition. The intangible asset or liability, which represents an adjustment to reflect the fair market value of the charters, was determined by comparing the discounted cash flows under the existing charters with those that could be reached in the current market for the remaining charter period.  Such intangible assets and liabilities are amortized over the remaining term of the related charters as an increase in charter hire expense and revenue, respectively, and are classified as non current in the accompanying consolidated balance sheets. Such amortization for the years ended December 31, 2008 and 2009 amounted to $28.4 million and $40.0 million, respectively, and $234.0 million and $364.4 million, respectively, and is separately reflected as charter hire amortization and time charter amortization, respectively.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.       Time Charters acquired-continued

Included in the time charter amortization for the year ended December 31, 2009 is an amount of $63.1 million related to the accelerated amortization of the deferred liability related to vessels Sandra, Coal Pride and Grain Harvester due to the termination of their time charters that were assumed by the Company upon acquiring Quintana.

The amortization schedule of these assets and liabilities for the years to follow until they expire is as follows:

	Amortization
Period	Asset	Liability
January 1, 2010 to December 31, 2010	$40,243	$244,823
January 1, 2011 to December 31, 2011	40,243	17,048
January 1, 2012 to December 31, 2012	40,353	7,441
January 1, 2013 to December 31, 2013	40,243	3,548
January 1, 2014 to December 31, 2014	40,243	3,548
January 1, 2015 and thereafter	22,986	4,005
Total	$224,311	$280,413

12.       Common Stock and Additional Paid-In Capital:

On September 24, 2009, the stockholders of the Company, during the annual general shareholders' meeting approved the adoption of an amendment to the Articles of Incorporation increasing the number of authorized Class A common stock from 100,000,000 to 994,000,000 shares. Following such amendment, the Company's authorized capital stock consists of (a) 994,000,000 shares (all in registered form) of common stock, par value $0.01 per share (the "Class A shares"), (b) 1,000,000 shares (all in registered form) of common stock, par value $0.01 per share (the "Class B shares") and (c) 5,000,000 shares (all in registered form) of preferred stock, par value $0.1 per share.

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

Issuance of shares:

On June 19, 2007, the Company issued the 298,403 shares of Class A common stock discussed in Note 5.

On April 15, 2008, the Company issued 23,496,308 shares of class A common stock in connection with the acquisition of Quintana.

In July and August 2008, 39,650 class A common shares were issued to certain ex-employees of Quintana as compensation under their severance or employment agreements upon the acquisition of Quintana.

During the year ended December 31, 2008 1,157,941 class A common shares and 10,420 class B common shares were issued to the Company's executives, the chairman of the Board of Directors and certain employees in connection with stock-based compensation discussed in Note 13 below.

In December 2008, the Company issued the 1,100,000 shares of Class A common stock discussed in Note 1.

Following all the shares issuances during the year ended December 31, 2008, additional 392,801 class A common shares were issued to Excel Management Ltd. in connection with the anti-dilution provision of its agreement with the Company (Note 5).

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.       Common Stock and Additional Paid-In Capital-continued

As part of the equity infusion discussed in Notes 5 and 9 above, on March 31, 2009, the Company issued 25,714,286 Class A shares and 5,500,000 warrants to two companies owned and controlled by entities affiliated with the family of the Company's Chairman of the Board of Directors. The warrants, which are exercisable at a price of $3.50 per warrant, have not been exercised as of December 31, 2009.

In addition, on June 22, 2009, 180,000 shares of the Company's Class A common stock were issued in relation to stock based awards granted to certain of the Company's executive officers as discussed in Note 13 below.

In August 2009, the Company filed a prospectus supplement pursuant to Rule 424(b) relating to the offer and sale of  6,000,000 shares of common stock, par value $0.01 per share, pursuant to the Company's Registration Statement on Form F-3 filed with the SEC in July 2007. In this respect, 6,000,000 shares were issued at $8.0 per share gross of underwriters' commissions and expenses, raising net proceeds of approximately $45.1 million.

On July 16, 2009, 2,000,000 shares of the Company's Class A common stock were issued in relation to stock based awards granted to the Chairman of the Board of Directors as discussed in Note 13 below.

On December 3, 2009, 105,000 shares of the Company's Class A common stock were issued in relation to the stock based awards granted to its independent directors as discussed in Note 13 below.

Adoption of recent accounting pronouncements: As discussed in Notes 2 and 3, the effect of the adoption, as of January 1, 2009, of  the accounting guidance issued by the FASB and contained within ASC 470-20 "Debt with Conversion and other options" was an increase in additional paid-in capital of approximately $49.9 million, while the adoption of the accounting guidance issued by the FASB and contained within ASC 810-10-65 "Consolidation-Transition and open effective date information" resulted in an amount of approximately $14.9 million being reflected under stockholders' equity.

13.      Stock Based Compensation:

As of December 31, 2007, the Company had outstanding 100,000 options granted to its former Chief Executive Officer on October 5, 2004 to purchase Company's Class A common shares at an exercise price of $31.79, representing the closing price of the Company's common stock at the grant date less a discount of 15%. All stock options granted vested on the third anniversary of the date upon which the options were granted (October 5, 2007) and expire on the fifth anniversary of the date upon which the options were granted. The stock options granted were fully recognized as expense over the vesting period based on their fair values on the grant date. Due to the resignation of the Chief Executive Officer in February 2008, the 100,000 share options have been forfeited. There are no further rights or obligations under the options.

During 2008, the Board of Directors approved the following grants in the form of restricted stock to the Company's executive officers, chairman and employees:

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
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13.      Stock Based Compensation-continued

On March 11, 2009, the Board of Directors approved the grant of 180,000 shares of the Company's Class A common stock in the form of restricted stock to its executive officers to be vested by 33.3% on each period ending June 30, 2009, 2010 and 2011. On May 20, 2009, the Board of Directors approved an amendment to the grant and all the 180,000 shares awarded vested on July 1, 2009.

On July 8, 2009, the Board of Directors approved the grant of 2,000,000 shares of the Company's Class A common stock in the form of restricted stock to its chairman to be vested by 33.3% on July 8, 2009, December 31, 2009 and December 31, 2010. The restricted stock granted is recognized as expense over the vesting period based on its fair value on the grant date.

On October 26, 2009, the Board of Directors approved the grant of 105,000 shares of the Company's Class A common stock to its independent directors to be vested by 50% immediately and 50% on June 30, 2010. The stock granted is being recognized as expense over the vesting period based on its fair value on the grant date.

Restricted stock outstanding as of December 31, 2009 includes the following:

	Number of Shares	Weighted Average Fair Value Per Share
Outstanding at December 31, 2008	852,845	$29.97
Granted	2,285,000	$5.91
Vested	(1,977,178)	$9.22
Cancelled or expired	(309,399)	$47.76
Outstanding at December 31, 2009	851,268	$7.11

During the years ended December 31, 2007, 2008 and 2009 the compensation expense in connection with all stock-based employee compensation awards amounted to $826, $8,596 and $19,847, respectively, and is included in General and Administrative expenses in the accompanying consolidated statements of operations. At December 31, 2009, the total unrecognized cost related to the above awards was $3.8 million which will be recognized through December 31, 2012.

14.       Dividends:

On March 7, 2007, the Company's Board of Directors approved the implementation of a dividend policy, for the payment of quarterly dividends, commencing on the second quarter of 2007 in the amount of $0.20 per share. In this respect, during the year ended December 31, 2007, the Company declared and paid approximately $11.9 million, representing dividends of $0.60 per share.

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

In February 2009 the Company's Board of Directors decided to suspend the dividend in light of the challenging conditions both in the freight market and the financial environment. The suspension of dividend was effective from the dividend of the fourth quarter of 2008 and aimed at preserving cash and enhancing the Company's liquidity.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15.       Earnings per share:

All shares issued under the Company's Incentive Plan (including non-vested shares) have equal rights to vote, with the exception of the 10,420 Class B shares granted to the Company's chairman as discussed in Note 12 above, and have the right to receive non forfeitable dividends only upon their vesting. For the purposes of calculating basic earnings per share, non-vested shares are not considered outstanding until the time-based vesting restriction has lapsed.

Dividends declared during the period for non vested shares are deducted from (added to) the net income (loss) reported for purposes of calculating net income (loss) available to (assumed by) common stockholders for the computation of basic earnings (losses) per share. The Company had no dilutive securities during the year ended December 31, 2008. During the years ended December 31, 2007 and 2009, the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the shares were outstanding, with respect to the non vested shares outstanding as of each year-end and the warrants outstanding as of December 31, 2009.  The Company calculates the number of shares outstanding for the calculation of basic and diluted earnings per share as follows:

	2007	2008	2009
Net income (loss) for Basic Earnings per share
Net income (loss) for the year	$81,704	$(55,914)	$339,782
Dividends received on unvested shares	-	(622)	-
Net income (loss)- common stockholders	$81,704	$(56,536)	$339,782
Net income (loss) for Diluted Earnings per share
Net income (loss) for the year	81,704	(55,914)	339,782
Net income (loss) - common stockholders	$81,704	$(55,914)	$339,782
Weighted average common shares outstanding, basic	19,949,644	37,003,101	67,565,178
Add: Dilutive effect of non vested shares	16,032	-	282,346
Add: Dilutive effect of warrants	-	-	2,152,236
Weighted average common shares, diluted	19,965,676	37,003,101	69,999,760
Earnings (losses) per share, basic	$4.10	$(1.53)	$5.03
Earnings (losses) per share, diluted	$4.09	$(1.53)	$4.85

In relation to the Convertible Senior Notes due in fiscal year 2027, the notes holders are only entitled to the conversion premium if the share price exceeds the market price trigger of $88.73 and thus, until the stock exceeds such conversion price, the instrument will not be settled in shares and only the portion in excess of the principal amount will be settled in shares. As of December 31, 2007, 2008 and 2009, none of the shares were dilutive since the average share price for the years ended December 31, 2007, 2008 and 2009 did not exceed the conversion price.

16.       Commitments and Contingencies:

a)
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company's protection and indemnity (P&I) insurance coverage for pollution is $1 billion per vessel per incident.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16.       Commitments and Contingencies-continued

b)
The Company is a defendant in an action commenced in the Supreme Court of the State of New York, New York County on August 21, 2008 by the Company's former Chief Executive Officer, Mr. Christopher I. Georgakis, who resigned in February 2008, entitled Georgakis v. Excel Maritime Carriers, Ltd., Index No. 650322/08. In his Complaint, Mr. Georgakis alleges that the Company is liable for breach of a November 1, 2004 stock option agreement, common law fraud in connection with the stock option agreement and for defamation arising from a statement on a Form 6-K submitted to the SEC. Mr. Georgakis seeks at least $14,818 in damages (including $5.0 million in punitive damages) and attorneys' fees and costs. On January 2, 2009, the Company made a motion to dismiss the action for lack of personal jurisdiction and for forum non conveniens, which was denied by the Supreme Court on October 28, 2009. The Company has filed an appeal, requesting the Appellate Division to reverse the decision of the Supreme Court and to dismiss the action in its entirety. In addition, the New York Stock Exchange has filed an amicus curiae brief in support of the Company's appeal.  The Company believes that it has strong defenses to the claims and intends to vigorously defend the action on the merits and accordingly has not accrued for any loss contingencies with this respect. However, the ultimate outcome of this case cannot be presently determined.

c)	The following table sets forth the Company's lease and other commitments as of December 31, 2009

	2010	2011	2012	2013	2014	2015 and thereafter	Total
	(Amounts in million of US Dollars)
Operating lease obligations (Bareboat charters) (1)	(32.8)	(32.8)	(32.9)	(32.8)	(31.9)	(17.0)	(180.2)
Long- term charters out (2)	256.2	79.9	57.8	44.4	37.1	38.5	513.9
Vessels under construction (3)	(108.6)	-	-	-	-	-	(108.6)
Property leases (4)	(0.7)	(0.8)	(0.8)	(0.8)	(0.9)	(0.1)	(4.1)

(1) The amount relates to the bareboat hire to be paid for the seven vessels chartered-in under bareboat charter agreements expiring in July 2015 (Note 1).

(2) The amount relates to revenue to be earned under our fixed time charters net of related commissions.

(3) The amount relates to the total contractual obligations for the installments due on two Capesize newbuildings, one wholly owned and one owned by the joint venture discussed in Note 5 above in which the Company participates. Of these amounts, the Company will contribute $105.0 million in the year ending December 31, 2010. The above table does not reflect the purchase price of $310.8 million ($155.4 million of which represents the Company's participation in the joint ventures) for the construction of four Capesize vessels of the joint ventures for which no refund guarantee has been provided by the shipyard and the construction of these vessels has not commenced yet. Therefore, these vessels may be delivered late or not delivered at all. Until the refund guarantee is received, no instalments will be made and therefore the commitments under the agreements have not been incorporated into the table above.

(4) Maryville (Note 1) has a lease agreement for the rental of office premises until February 2015 with an unrelated party. Under the current terms of the lease, the monthly rental fee is approximately $0.06 million. Operating lease payments for 2007, 2008 and 2009 amounted to approximately $0.5 million, $0.8 million and $0.8 million, respectively and are included in General and Administrative expenses in the accompanying consolidated statements of operations. Rent increases annually at a rate of 1.5% above inflation.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

17.       Income Taxes:

Under the laws of Marshall Islands, Liberia, Bahamas, Malta and Cyprus, (the countries of the companies' incorporation and vessels' registration), the companies are subject to registration and tonnage taxes (Note 18), which have been included in Vessels' operating expenses in the accompanying consolidated statements of operations.

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

For the years ended December 31, 2007, 2008 and 2009, the Company determined that it does not satisfy the Publicly-Traded Test on the basis that its shares are not "regularly traded" because of the voting power held by its Class B shares. In addition, the Company does not satisfy the 50% Ownership Test because it is unable to substantiate certain requirements regarding the identity of its shareholders.

Since the Company does not qualify for exemption under section 883 of the Code its United States source shipping income is subject to a 4% tax. For taxation purposes, United States source shipping income is defined as 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.  Shipping income from each voyage is equal to the product of (i) the number of days in each voyage and (ii) the daily charter rate paid to the Company by the Charterer.

For calculating taxable shipping income, days spent loading and unloading cargo in the port were not included in the number of days in the voyage. As a result, taxes of approximately $0.5 million, $0.8 million and $0.7 million for the years ended December 31, 2007, 2008 and 2009, respectively were recognized in the accompanying consolidated statements of operations.

The Company believes that its position of excluding days spent loading and unloading cargo in the port meets the more likely than not criterion to be sustained upon a future tax examination; however, there can be no assurance that the Internal Revenue Service would agree with the Company's position.  Had the Company included the days spent loading and unloading cargo in the port, a tax reserve of approximately $1,015 and $817 would have recorded set up as of December 31, 2009 and 2008 respectively and additional taxes of $226, $329 and $198 would have been recognized in the accompanying consolidated statements of operations for the years ended December 31, 2007, 2008 and 2009, respectively.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

18.       Voyage and Vessel Operating expenses:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2007	2008	2009
Voyage expenses
Port Charges and other	$848	$1,769	$1,732
Bunkers	220	2,927	(630)
Commissions charged by third parties	10,009	23,449	18,215
	11,077	28,145	19,317
Commissions charged by a related party	2,204	3,620	2,260
	$13,281	$31,765	$21,577

	2007	2008	2009
Vessel Operating expenses
Crew wages and related costs	$14,700	$33,120	$39,558
Insurance	3,197	8,260	9,617
Repairs, spares and maintenance	9,460	14,693	16,923
Consumable stores	5,728	11,174	14,113
Tonnage taxes	121	359	476
Miscellaneous	431	2,078	2,510
	$33,637	$69,684	$83,197

19.       Interest and Finance Costs:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	December 31,
	2007	2008	2009
Interest on long-term debt	$13,877	$53,310	$44,905
Imputed and capitalized interest	-	(3,325)	(1,563)
Amortization and write-off of financing costs	437	4,270	3,823
Amortization of convertible notes debt discount	1,134	5,628	6,154
Bank charges and finance costs	148	2,059	3,777
	$15,596	$61,942	$57,096

20.       Subsequent Events:

a)	Loan payments: Subsequent to December 31, 2009, the Company paid regular loan installments amounting to $22.5 million in total.

b)
Fortis Loan: On February 11, 2010, Hope Shipco entered into a loan agreement for the financing of Hope in the amount of maximum $42.0 million but in any event not more than 75% of the fair value of the vessel upon delivery. The loan will be drawn down in various installments following the vessel construction progress through November 2010. The first drawdown, amounting to $13.9 million, took place on March 9, 2010 to partly finance the second payment installment to the shipyard upon the steel cutting has taken place as provided in the relevant shipbuilding contract. The loan is repayable in twenty quarterly installments and a balloon payment through January 2016. The first installment will commence three months from the vessel delivery.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

20.       Subsequent Events-continued

A first priority assignment of the refund guarantee and the shipbuilding contract in addition to other customary securities have been provided for the vessel pre-delivery period and a first priority mortgage, as well as a first assignment of vessel insurances and earnings have been provided as security for the vessel post delivery period. A second priority mortgage and a second priority assignment of the vessel insurances and earnings have been provided as security for one of the swap agreements discussed in Note 10 above.

The loan financial covenants are in line with the covenants applicable to Company under the remaining credit facilities. However, the additional security clause in respect with the hull cover ratio stands at 115% whereas the remaining credit facilities provide for a hull cover ratio at 65% up to January 1, 2011 when this will be increased to 135%.

c)
Payments to shipyards and loan drawdowns: On March 8, 2010, an amount of $7.3 million representing Christine Shipco's scheduled installment to the shipyard was paid. The installment was financed through the final drawdown of $5.1 million of the company's borrowing facility and $1.1 million contribution made by each joint venture partner.

On March 9, 2010, Hope Shipco paid $15.6 million to the shipyard, representing the second installment due on the steel cutting.

On March 9, 2010, Hope Shipco repaid its then-outstanding debt under its RBS credit facility amounting to $10.9 million.

ITEM 19 –EXHIBITS

1.1	Articles of Incorporation of the Company, incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form F-1, Registration No. 33-8712 filed on May 6, 1998.
1.2	Amended and Restated Articles of Incorporation of the Company, adopted April 1, 2008, incorporated by reference to Exhibit 1.0 of the Company's Form 6-K submitted to the SEC on April 11, 2008.
1.3	Amended and Restated By-Laws of the Company adopted on January 10, 2000, incorporated by reference to Exhibit 1.0 of the Company's Form 6-K submitted on September 5, 2007.
2.1	Specimen Class A Common Stock Certificate, incorporated by reference to Exhibit 4.2 of the Company's Registration Statement on Form F-1, Registration No. 33-8712 filed on May 6, 1998.
2.2	Specimen Class B Common Stock Certificate, incorporated by reference to the Company's Form 20-F filed on June 29, 2006.
2.3	Form of Indenture, incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form F-3, Registration No. 333-120259, filed on November 5, 2004.
2.4	Form of Indenture – Convertible Senior Notes, incorporated by reference to the Company's Form 20-F filed on May 27, 2008.
4.1	Credit facility in the amount of $27.0 million, dated December 23, 2004, incorporated by reference to the Company's Form 6-K submitted on March 8, 2005.
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
4.12
Right of First Refusal and Corporate Opportunities Agreement between the Company and Oceanaut, Inc. dated September 5, 2008, incorporated by reference to Exhibit 10.5 to Oceanaut, Inc.'s Form 6-K submitted on September 9, 2008.

4.13	Subordination Agreement between the Company and Oceanaut, Inc. dated September 5, 2008, incorporated by reference to Exhibit 10.6 to Oceanaut, Inc.'s Form 6-K submitted on September 9, 2008.
4.14
Series A Preferred Stock Purchase Agreement between the Company and Oceanaut, Inc. dated September 5, 2008, incorporated by reference to Exhibit 10.7 to Oceanaut, Inc.'s Form 6-K submitted on September 9, 2008.

4.15	Commercial Management Agreement between the Company and Oceanaut, Inc. dated September 5, 2008, incorporated by reference to Exhibit 10.9 to Oceanaut, Inc.'s Form 6-K submitted on September 9, 2008.
4.16	Technical Management Agreement between Maryville and Oceanaut, Inc. dated September 5, 2008, incorporated by reference to Exhibit 10.10 to Oceanaut, Inc.'s Form 6-K submitted on September 9, 2008.
4.17	Stock Purchase Agreement by and among Excel Maritime Carriers Ltd., Lhada Holdings Inc. and Tanew Holdings Inc., dated as of March 2, 2009.
4.18	Amendment No. 1 to Stock Purchase Agreement by and among Excel Maritime Carriers Ltd., Lhada Holdings Inc. and Tanew Holdings Inc., dated as of March 30, 2009.
4.19	Amendment No. 1 to senior secured credit facility in the amount of $1.4 billion dated April 15, 2008, dated as of March 31, 2009.
4.20	Membership Interest Transfer Agreement between AMCIC Cape Holdings LLC and Bird Acquisition Corp., dated October 6, 2009, for the transfer of membership interests in Christine Shipco LLC.

4.21	Membership Interest Transfer Agreement between AMCIC Cape Holdings LLC and Bird Acquisition Corp., dated October 6, 2009, for the transfer of membership interests in Lillie Shipco LLC and Hope Shipco LLC.

8.1	Subsidiaries of the Company.
11.1	Code of Ethics, incorporated by reference to the Company's Form 20-F filed on May 27, 2008.
12.1	Certificate of Chief Executive pursuant to Rule 13a-14(a) of the Exchange Act.
12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act.
13.1	Certificate of Chief Executive pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

EXCEL MARITIME CARRIERS LTD.

By:	/s/ Gabriel Panayotides
Name:	Gabriel Panayotides
Title:	President

March 10, 2010

SK 02545 0001 1064872 v4