Form 20-F/A
period 2009-12-31
EXCEL MARITIME CARRIERS LTD
filed 2010-07-22
CIK 842294

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

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

Explanatory Note

This Amendment No. 1 ("Amendment") to the Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the "Annual Report") of Excel Maritime Carriers Ltd. (the "Company") is being filed to amend information in the following items of the Annual Report: Item 4.B, "Business Overview – Risk of Loss and Liability Insurance – Protection and Indemnify Insurance"; and Item 5.A, "Operating and Financial Review and Prospects – Results of Operations – Impairment of Long-Lived Assets" and "– Equity Infusion". In addition, cross-references with respect to certain of the changed items were added to Item 5.B, "Operating and Financial Review and Prospects – Liquidity and Capital Resources – Equity Infusion," Item 7.B, "Major Shareholders and Related Party Transactions – Related Party Transactions – Equity Infusion" and Item 10.C "Additional Information – Material Contracts – Equity Infusion."  Notes 1, 5 and 16(a) to the Company's Consolidated Financial Statements that are included in the Annual Report have also been amended.  The remaining information of the Annual Report remains unchanged from the initial filing of the Annual Report on March 10, 2010 .

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

Protection and Indemnity Insurance

We are a member of a protection and indemnity association, or P&I Club, that covers our third party liabilities in connection with our shipping activities.  This includes third-party liability and other expenses and claims in connection with injury or death of crew, passengers and other third parties, loss or damage to cargo, damage to other third-party property, pollution arising from oil or other substances, wreck removal and related costs. Subject to the "capping" discussed below, our coverage, except for pollution, is unlimited.  Our current protection and indemnity insurance coverage for oil pollution is $1 billion per vessel per incident. The Company's P&I policies are subject to deductibles for up to $11,000 for crew claims, $7,500 and $4,000 for all other claims per each accident or occurrence.

The P&I Club of which we are a member is one of the 13 P&I Clubs that compose the International Group of P&I Clubs, which insure more than 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Club has capped its exposure to this pooling agreement at $4.25 billion. A member of a P&I Club that is a member of the International Group is typically subject to possible supplemental amounts or calls, payable to its P&I Club based on its claim records as well as the claim records of all other members of the individual associations, and members of the International Group.  To the extent the Company experiences supplemental calls, its policy is to expense such amounts. Supplemental calls for 2007, 2008 and 2009 amounted to $0.3 million, $1.0 million and $0.6 million, respectively and are included in operating expenses in the consolidated financial statements for the three years ended December 31, 2009.  All such amounts are not material.

Although there is no cap on our liability exposure under this arrangement, historically supplemental calls have ranged from 0%-40% of our annual insurance premiums, and in no year have exceeded $1.0 million.

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

In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, vessels' operating expenses, vessels' capital expenditures, vessels' residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations and taking into consideration growth rates.

We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. Consistent with prior years and to the extent impairment indicators were present, the projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten year historical average and utilizing available market data for time charter and spot market rates and forward freight agreements) over the remaining estimated life of the vessel assumed to be 28 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking and special survey expenditures), assuming an average annual inflation rate of 3.5% and fleet utilization of 95% to 97%. The salvage value used in the impairment test is estimated to be $200 per light weight ton (LWT) in accordance with our vessels' depreciation policy discussed above.

If our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value.

Our analysis for the year ended December 31, 2009, which also involved sensitivity tests on the time charter rates and fleet utilization (being the most sensitive inputs to variances), allowing for variances of up to 23% depending on vessel type on time charter rates and 1.0% on fleet utilization from the Company's base scenario, indicated no impairment on any of our vessels. Based on the same set of significant assumptions and estimates, management also believes it is probable that we will meet, at future covenant measurement dates, the financial covenants of our loan agreements as such agreements were amended in March 2009 to comply with the financial covenants that make use of the vessels' market values following the significant decline in the vessel market. See Item 10C "Material Contracts" for a detailed description of our loan agreements.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

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

Equity Infusion

On March 31, 2009, we proceeded with amending our loan agreements with our lenders, modifying certain of the loan terms under our Nordea and Credit Suisse credit facilities in order to address and cure loan covenant breaches with respect to the leverage ratio and the collateral vessels' market values, as well as any probable future events of non-compliance with certain of our loan covenants (including the minimum liquidity covenant) as a result of the sharp decline in vessel values and the significant fluctuations in the charter rates. See Item 10C "Material Contracts" for a detailed description of our loan agreements.

As a result of negotiations with the lending banks and as a condition precedent imposed by our lenders to favorably amend the aforementioned credit facilities in order for us to be brought into compliance with our covenants and repayment schedule under the credit facilities, it was agreed that by March 31, 2009, entities affiliated with the family of the Chairman of our Board of Directors would inject not less than $50 million of new equity in exchange for Class A common stock and warrants exercisable no later than twelve months after their issuance. On March 31, 2009, we received from two entities affiliated with the family of the Chairman of our Board of Director $45.0 million in exchange for 25,714,286 Class A shares and 5,500,000 warrants with an exercise price of $3.50 per warrant and an initial term of twelve months from their issuance date (March 31, 2009). Our lenders agreed that the remaining $5.0 million of equity infusion required by them could be generated by the exercise of the warrants by such entities in the future, with the understanding that the exercise of warrants was at the option of these entities. The $45.0 million proceeds were then applied against the future balloon payment under the Nordea credit facility on April 1, 2009. The shares, the warrants and the shares issuable upon exercise of the warrants were subject to a 12-month lock-up period beginning with March 31, 2009.

Prior to entering into these amendments, we had evaluated the possibility of a potential public equity offering but this alternative was abandoned due to the distressed market conditions at the time and because we, after consulting with our financial advisors, concluded that such a   transaction would likely be unsuccessful given that we were in breach of our loan covenants at the time and the transaction would likely not be completed within the timeframe required to remediate such covenants' breach. Given the facts and circumstances discussed above, and in line with the guidance outlined in Accounting Standards Codification ASC 820-10-35-51E "Fair Value Measurements and Disclosures", we considered the sale of the securities in connection with the equity infusion to be a distressed (disorderly) transaction; accordingly, the quoted market price of the Company's shares, which ranged from $3.53 in February 2009 (when the negotiations with our lenders were initiated) to $4.52 in March 2009 (the date of issuance), was not deemed to be a representative measure for the fair value of the securities granted in that transaction.

We established a special committee of independent directors of our Board of Directors to address issues in connection with the mandated equity infusion required by our lenders and to negotiate with the entities discussed above through which the equity infusion would ultimately be made.

The special committee determined its best estimate of fair value of the securities to be issued in connection with the equity infusion by using multiple inputs from different sources, including: (a) analyst target prices, (b) multiples-based valuation, (c) option value approach, (d) and net assets value method. In addition, the special committee considered the results of such analyses as well as the following factors in developing its estimate of the fair value of the securities: (1) the 12-month lock-up period imposed on the securities to be issued, which resulted in the securities to be issued being illiquid for a period of one year, (2) the importance of the equity infusion, which was a mandatory requirement for lenders to amend the Company's credit facilities in order to avoid the consequences of a continued breach of the Company's credit facilities, (3) the relationship between the market value of the Company's assets and the level of its indebtedness, (4) the size of the equity infusion vs. the limited market liquidity, and (5) the opportunity cost of the capital contribution for other similar investment opportunities.

In order to assist the special committee with its estimate of the fair value of the securities to be issued in connection with the equity infusion, the special committee also retained an independent consulting firm to provide information for the special committee's use. The information provided by the independent firm included examples of equity placements where compliance with bank covenants, liquidity squeeze or similar circumstances made equity infusions necessary in order to "rescue" a company, which were completed at a significant issue discount. The conclusion reached by the special committee was that the fair value of the securities to be issued in this specific transaction should not be predominately based on the Company's quoted market price, as this was deemed not to be a representative measure of fair value of the securities to be issued based on the specific facts and circumstances of the transaction. Based on the various inputs discussed above, the special committee determined its best estimate of the fair value of the shares of $1.70 given the specific circumstances of the equity infusion and given the factors described above.

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

Equity Infusion

As part of the loan amendments discussed above, entities affiliated with the family of the Chairman of our Board of Directors injected $45.0 million in the Company, which was applied against the balloon payment of the Nordea credit facility. In exchange for their contribution, the entities received an aggregate of 25,714,286 Class A shares and 5,500,000 warrants, with an exercise price of $3.50 per warrant. The shares, the warrants and the shares issuable on exercise of the warrants are subject to 12-month lock-ups from March 31, 2009.  See Item 5.A, Operating and Financial Review and Prospects – Results of Operations – Equity Infusion.

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

Equity Infusion

As part of the amendments to the Nordea credit facility and the Credit Suisse credit facility, entities affiliated with the family of our Chairman of the Board of Directors injected $45.0 million in the Company, which was applied against the balloon payment of the Nordea credit facility. In exchange for their contribution, the entities received an aggregate of 25,714,286 Class A shares and 5,500,000 warrants, with an exercise price of $3.50 per warrant. The shares, the warrants and the shares issuable on exercise of the warrants are subject to 12–month lock-ups from March 31, 2009.  See Item 5.A, Operating and Financial Review and Prospects – Results of Operations – Equity Infusion.

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

Equity Infusion

As part of the amendments to the Nordea credit facility and the Credit Suisse credit facility, entities affiliated with the family of our Chairman of the Board of Directors have injected $45.0 million in the Company, which was applied against the balloon payment of the Nordea credit facility. In exchange for their contribution, the entities received an aggregate of 25,714,286 Class A shares and 5,500,000 warrants, with an exercise price of $3.50 per warrant. The shares, the warrants and the shares issuable on exercise of the warrants are subject to 12-month lock-ups from March 31, 2009.  See Item 5.A, Operating and Financial Review and Prospects – Results of Operations – Equity Infusion.

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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
March 9, 2010

except for the final paragraph of Note 1, the second paragraph under caption "Equity Infusion" in Note 5 and Note 16 (a), as to which the date is July 22, 2010.

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

The Company's consolidated financial statements as of and for the year ended December 31, 2009 have been amended to supplement the disclosure related to information regarding the equity infusion by entities affiliated with the Chairman of the Company's Board of Directors (see Note 5 (Equity infusion, paragraph 2)—Transactions with Related Parties) and the disclosure related to information regarding the Company's exposure to possible supplemental amounts or calls, payable to its P&I Club (see Note 16(a)).

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

Equity Infusion

As part of the loan amendments discussed in Note 9 below, entities affiliated with the family of the Chairman of the Company's Board of Directors injected $45.0 million into the Company, which was applied against the balloon payment of the Nordea credit facility. In exchange for their contribution, the entities received an aggregate of 25,714,286 Class A shares and 5,500,000 warrants to purchase Class A common shares, with an exercise price of $3.50 per warrant and an initial term of twelve months from their issuance date (March 31, 2009). The shares, the warrants and the shares issuable on exercise of the warrants are subject to 12-month lock-ups from March 31, 2009.

To determine the value of the securities granted in this transaction, the Company established a special committee of independent directors of its Board of Directors to address issues in connection with the equity infusion, consider the Company's specific facts and circumstances and to negotiate with the entities affiliated with the family of the Chairman. The special committee determined its best estimate of fair value of the securities to be issued in connection with the equity infusion by using multiple inputs from different sources, including: (a) analyst target prices, (b) multiples-based valuation, (c) option value approach, (d) and net assets value method. In addition, the special committee considered the results of such analyses as well as the following factors in developing its estimate of the fair value of the securities: (1) the 12-month lock-up period imposed on the securities to be issued, which resulted in the securities to be issued being illiquid for a period of one year, (2) the importance of the equity infusion, which was a mandatory requirement for lenders to amend the Company's credit facilities in order to avoid the consequences of a continued breach of the Company's credit facilities, (3) the relationship between the market value of the Company's assets and the level of its indebtedness, (4) the size of the equity infusion vs. the limited market liquidity, and (5) the opportunity cost of the capital contribution for other similar investment opportunities. In order to assist the special committee with its estimate of the fair value of the securities to be issued in connection with the equity infusion, the special committee also retained an independent consulting firm to provide information for the special committee's use. The information provided by the independent firm included examples of equity placements where compliance with bank covenants, liquidity squeeze or similar circumstances made equity infusions necessary in order to "rescue" a company, which were completed at a significant issue discount. The conclusion reached by the special committee was that the fair value of the securities to be issued in this specific transaction should not be predominately based on the Company's quoted market price, as this was deemed not to be a representative measure of fair value of the securities to be issued based on the specific facts and circumstances of the transaction. Based on the various inputs discussed above, the special committee determined its best estimate of the fair value of the shares of $1.70 given the specific circumstances of the equity infusion and given the factors described above.

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

16.       Commitments and Contingencies:

a)
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.  The Company is a member of a protection and indemnity association, or P&I Club that is a member of the International Group of P&I Clubs, which covers its third party liabilities in connection with its shipping activities. A member of a P&I Club that is a member of the International Group is typically subject to possible supplemental amounts or calls, payable to its P&I Club based on its claim records as well as the claim records of all other members of the individual associations, and members of the International Group. Although there is no cap on its liability exposure under this arrangement, historically supplemental calls have ranged from 0%-40% of the Company's annual insurance premiums, and in no year have exceeded $1.0 million. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company's protection and indemnity (P&I) insurance coverage for pollution is $1 billion per vessel per incident.

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
4.17
Stock Purchase Agreement by and among Excel Maritime Carriers Ltd., Lhada Holdings Inc. and Tanew Holdings Inc., dated as of March 2, 2009, incorporated by reference to Exhibit 4.17 of the Company's Form 20-F filed on March 10, 2010.

4.18
Amendment No. 1 to Stock Purchase Agreement by and among Excel Maritime Carriers Ltd., Lhada Holdings Inc. and Tanew Holdings Inc., dated as of March 30, 2009, incorporated by reference to Exhibit 4.18 of the Company's Form 20-F filed on March 10, 2010.

4.19
Amendment No. 1 to senior secured credit facility in the amount of $1.4 billion dated April 15, 2008, dated as of March 31, 2009, incorporated by reference to Exhibit 4.19 of the Company's Form 20-F filed on March 10, 2010.

4.20	Membership Interest Transfer Agreement between AMCIC Cape Holdings LLC and Bird Acquisition Corp., dated October 6, 2009, for the transfer of membership interests in Christine Shipco LLC, incorporated by reference to Exhibit 4.20 of the Company's Form 20-F filed on March 10, 2010.

4.21	Membership Interest Transfer Agreement between AMCIC Cape Holdings LLC and Bird Acquisition Corp., dated October 6, 2009, for the transfer of membership interests in Lillie Shipco LLC and Hope Shipco LLC, incorporated by reference to Exhibit 4.21 of the Company's Form 20-F filed on March 10, 2010.

8.1	Subsidiaries of the Company, incorporated by reference to Exhibit 8.1 of the Company's Form 20-F filed on March 10, 2010.
11.1	Code of Ethics, incorporated by reference to the Company's Form 20-F filed on May 27, 2008.
12.1	Certificate of Chief Executive pursuant to Rule 13a-14(a) of the Exchange Act.
12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act.
13.1	Certificate of Chief Executive pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

EXCEL MARITIME CARRIERS LTD.

By:	/s/ Gabriel Panayotides
Name:	Gabriel Panayotides
Title:	President

July 22, 2010

SK 02545 0001 1064872 v4