Form 20-F
period 2010-12-31
EXCEL MARITIME CARRIERS LTD
filed 2011-03-31
CIK 842294

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
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

Pavlos Kanellopoulos
(Tel) +30 210 620 9520 ir@excelmaritime.com
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

As of December 31, 2010, there were 84,946,779 shares of Class A common stock and 180,746 shares of Class B common stock of the registrant outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

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

☐ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing.

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board
☐ Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

PART III

	ITEM 17 -	FINANCIAL STATEMENTS	87

	ITEM 18 -	FINANCIAL STATEMENTS	87

	ITEM 19 –	EXHIBITS

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

Please note in this annual report, "we", "us", "our", "the Company", and "Excel" all refer to Excel Maritime Carriers Ltd. and its wholly owned subsidiaries and consolidated joint ventures.

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

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3 - KEY INFORMATION

A. Selected Financial Data

The following table summarizes our selected historical financial information at the dates and for the periods indicated prepared in accordance with U.S. Generally Accepted Accounting Principles. The consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this 2010 Annual Report. The selected consolidated financial data should be read in conjunction with "Item 5, Operating and Financial Review and Prospects", the consolidated financial statements, related notes, and other financial information included elsewhere in this 2010 Annual Report.

Selected Historical Financial Data and Other Operating Information
	Year ended December 31,
	2006(1)	2007(1)	2008(1,2)	2009	2010
	(In thousands of U.S. Dollars, except for share and per share data and average daily results)
STATEMENT OF OPERATIONS DATA:
Voyage revenues	$123,551	$176,689	$461,203	$391,746	$422,966
Time charter amortization	-	-	233,967	364,368	262,305
Revenues from managing related party vessels	558	818	890	488	376
Voyage expenses	(8,109)	(11,077)	(28,145)	(19,317)	(27,563)
Charter hire expense	-	-	(23,385)	(32,832)	(32,831)
Charter hire amortization	-	-	(28,447)	(39,952)	(39,945)
Commissions – related parties	(1,536)	(2,204)	(3,620)	(2,260)	(3,188)
Vessel operating expenses	(30,414)	(33,637)	(69,684)	(83,197)	(86,700)
Depreciation	(28,453)	(27,864)	(98,753)	(123,411)	(125,283)
Vessel impairment loss	-	-	(2,232)	-	-
Dry docking and special survey costs	(4,239)	(6,834)	(13,511)	(11,379)	(11,243)
General and administrative expenses	(9,837)	(12,586)	(32,925)	(42,995)	(35,748)
Loss on disposal of JV ownership interest	-	-	-	(3,705)	-
Gain on sale of vessels	-	6,993	-	61	-
Write down of goodwill	-	-	(335,404)	-	-
Loss from vessel's purchase cancellation	-	-	(15,632)	-	-
Operating income	41,521	90,298	44,322	397,615	323,146
Interest and finance costs, net	(11,844)	(8,111)	(54,889)	(56,287)	(36,457)
Losses on derivative financial instruments	(773)	(439)	(35,884)	(1,126)	(27,290)
Foreign exchange gains (losses)	(212)	(367)	71	(322)	(44)
Other, net	145	(66)	1,585	408	243
US source income taxes	(426)	(486)	(783)	(660)	(772)
Income from investment in affiliate	-	873	487	-	-
Loss in value of investment	-	-	(10,963)	-	-
Net income (loss)	28,411	81,702	(56,054)	339,628	258,826
Loss assumed (income earned) by non controlling interests	3	2	140	154	(997)
Net income (loss) attributable to Excel	$28,414	$81,704	$(55,914)	$339,782	$257,829

Selected Historical Financial Data and Other Operating Information
Year ended December 31,
2006(1)	2007(1)	2008(1,2)	2009	2010
(In thousands of U.S. Dollars, except for share and per share data and average daily results)
Earnings (losses) per common share, basic	$1.42	$4.10	$(1.53)	$5.03	$3.20
Weighted average number of shares, basic	19,947,411	19,949,644	37,003,101	67,565,178	80,629,221
Earnings (losses) per common share, diluted	$1.42	$4.09	$(1.53)	$4.85	$3.10
Weighted average number of shares, diluted	19,947,411	19,965,676	37,003,101	69,999,760	83,102,923
Cash dividends declared per share	$-	$0.60	$1.20	$-	$-

BALANCE SHEET DATA:
Cash and cash equivalents	$86,289	$243,672	$109,792	$100,098	$65,917
Current assets, including cash	95,788	252,734	127,050	148,100	97,201
Vessels net / advances for vessels under construction and acquisition	437,418	527,164	2,893,615	2,731,347	2,699,216
Total assets	545,055	813,499	3,316,809	3,130,182	3,031,820
Current liabilities, including current portion of long—term debt	43,719	55,990	314,903	217,174	172,737
Total long—term debt, excluding current portion	185,467	315,301	1,256,707	1,121,765	1,046,672
Total Stockholders' equity	315,865	442,208	1,053,398	1,486,272	1,764,148

OTHER FINANCIAL DATA:
Net cash provided by operating activities	$58,341	$108,733	$263,899	$147,252	$158,499
Net cash used in investing activities	(662)	(123,609)	(785,279)	(2,282)	(92,849)
Net cash provided by (used in) financing activities	(29,882)	172,259	387,500	(154,664)	(99,831)

FLEET DATA:
Average number of vessels (3)	17.0	16.5	38.6	47.2	47.7
Available days for fleet (4)	5,934	5,646	13,724	16,878	16,746
Calendar days for fleet (5)	6,205	6,009	14,134	17,229	17,401
Fleet utilization (6)	95.6%	94.0%	97.1%	98.0%	96.2%

AVERAGE DAILY RESULTS:
Time charter equivalent (7)	$19,195	$28,942	$31,291	$21,932	$23,421
Vessel operating expenses(8)	4,901	5,598	4,930	4,829	4,982
General and administrative expenses (9)	1,620	2,156	2,324	2,514	2,057
Total vessel operating expenses (10)	6,521	7,754	7,254	7,343	7,039

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

	2006	2007	2008	2009	2010

Voyage revenues	$123,551	$176,689	$461,203	$391,746	$422,966
Less: Voyage expenses and commissions to related parties	(9,645)	(13,281)	(31,765)	(21,577)	(30,751)
Time Charter equivalent revenues	$113,906	$163,408	$429,438	$370,169	$392,215
Available days for fleet	5,934	5,646	13,724	16,878	16,746
Time charter equivalent (TCE) rate	$19,195	$28,942	$31,291	$21,932	$23,421

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

The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. For example, the degree of charter hire rate volatility among different types of drybulk carriers has varied widely. The Baltic Drybulk Index, or BDI, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. Over the comparable period of May through December 2008, the high and low of the Baltic Panamax Index and the Baltic Capesize Index represent a decline of 96% and 99%, respectively. During 2009 the BDI increased from a low of 772 in January to a high of 4,661 in November of 2009. In 2010, the BDI increased from 3,299 in January 2010 to a high of 4,209 in May 2010 and subsequently decreased to a low of 1,700 in July 2010. Since December 31, 2010, the BDI has further decreased to a low of 1,043 on February 4, 2011. The decline and volatility in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron prices and increased stockpiles in Chinese ports. In 2009 Chinese iron ore imports increased by 41% compared to 2008 and coal imports rose by 210% in the same period. The decline and volatility in charter rates in the drybulk market also affects the value of our drybulk vessels, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

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

Our loan agreements contain various financial covenants. Low dry bulk charter rates and dry bulk vessel values have affected our ability to comply with some of these covenants in the past and may affect our compliance in the future.

If we are not able to remedy a non-compliance under our loan agreements or obtain waivers, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels from our fleet, or they could accelerate our indebtedness and foreclose on their collateral, which would impair our ability to continue to conduct our business. In addition, if we are not in compliance with these covenants and we are unable to obtain waivers, we will not be able to pay dividends in the future until the covenant defaults are cured or we obtain waivers. We may also be required to reclassify all of our indebtedness as current liabilities, which would be significantly in excess of our cash and other current assets, and accordingly would adversely affect our ability to continue as a going concern.  This may limit our ability to continue to conduct our operations, finance our future operations, make acquisitions, pursue business opportunities, or make payments on our debt obligations.

Furthermore, the fair market values of our vessels have generally experienced high volatility and have in the past declined significantly. You should expect the market values of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, the types, sizes and ages of our vessels, applicable governmental regulations and the cost of newbuildings.

If a determination is made that a vessel's future useful life is limited or its future earnings capacity is reduced, it could result in an impairment of its value on our financial statements that would result in a charge against our earnings and the reduction of our shareholders' equity. If for any reason we sell our vessels at a time when prices have fallen, the sale price may be less than the vessels' carrying amount on our financial statements, and we would incur a loss and a reduction in earnings.

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

In the current global economy, operating businesses have faced and continue to face tightening credit, weakening demand for goods and services, weak international liquidity conditions, and declining markets. Lower demand for dry bulk cargoes as well as diminished trade credit available for the delivery of such cargoes have led to decreased demand for dry bulk carriers, creating downward pressure on charter rates and vessel values. The current economic downturn has had a number of adverse consequences for dry bulk and other shipping sectors, including, among other things:

•	an absence of available financing for vessels;

•	a further decrease in the market value of our vessels and no active second-hand market for the sale of vessels;

•	low charter rates; and

•	declaration of bankruptcy by some charterers, operators and shipowners.

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

The credit markets worldwide and in the United States continued to contract in 2009 and experienced de-leveraging and reduced liquidity, and the United States federal government, state governments and foreign governments have implemented a broad variety of governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

A number of financial institutions experienced serious financial difficulties in 2009. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of December 31, 2010, we have total outstanding indebtedness of $1.2 billion.

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

We will require substantial additional financing to fund the acquisition of additional vessels and to implement our business plans. We cannot be certain that sufficient financing will be available on terms that are acceptable to us or at all. If we cannot raise the financing we need in a timely manner and on acceptable terms, we may not be able to acquire the vessels necessary to implement our business plans and consequently you may lose some or all of your investment in us.

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

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charterhire rates. To the extent we operate vessels in the spot market this seasonality may result in quarter-to-quarter volatility in our operating results. The dry bulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues from our dry bulk carriers may be weaker during the fiscal quarters ending June 30 and September 30, and, conversely, our revenues from our dry bulk carriers may be stronger in fiscal quarters ending December 31 and March 31. While this seasonality will not affect our operating results as long as our fleet is employed on period time charters, if our vessels are employed in the spot market in the future, it could materially affect our operating results.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the United States government, which could negatively affect the trading price of our shares of common stock.

From time to time on charterers' instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels, including our own, trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. On December 11, 2010, the vessel Renuar was hijacked in waters east of Somalia.  Currently, an estimate of a possible loss or range of loss, if any, cannot be made.

In 2008, 2009 and 2010, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia, with dry bulk vessels and tankers particularly vulnerable to such attacks. For example, in November 2008, the Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100.0 million. If these piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or as "war and strikes" listed areas by the Joint War Committee, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention of any of our vessels, hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, or insufficiency, of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to service our debt or pay dividends in the future.

We are subject to complex laws and regulations, including environmental, safety and security  regulations, that could adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels will operate or will be registered, which could significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, conventions of the International Maritime Organization, or IMO, such as the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978, the International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. Failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. Under OPA, we will be required to satisfy insurance and financial responsibility requirements for potential marine fuel spills and other pollution incidents. Furthermore, the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Although we arrange for insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition.

Further legislation, or amendments to existing legislation, applicable to international and national maritime trade are expected over the coming years in areas such as ship recycling, sewage systems, emission control (including emissions of greenhouse gases), ballast treatment and handling. The United States has recently enacted legislation and regulations that require more stringent controls of air and water emissions from ocean-going vessels. Such legislation or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our vessels' compliance with international and/or national regulations.

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

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the Maritime Transportation Security Act of 2002, or MTSA, regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States issued by the U.S. Coast Guard to implement the MTSA, and amendments to the International Convention for the Safety of Life at Sea, or SOLAS, which impose various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security, or ISPS Code. Among the various requirements are:

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

The market supply of dry bulk carriers has been increasing, and the number of drybulk carriers on order is near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continuing through 2009. As of December 2010, newbuilding orders had been placed for an aggregate of more than 55% of the existing global dry bulk fleet on a deadweight basis, with deliveries occurring intermittently until 2015. An over-supply of dry bulk carrier capacity may result in a reduction of charterhire rates. If such a reduction occurs, upon the expiration or termination of our vessels' current charters we may only be able to re-charter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all.

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

In addition, because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered. Future hostilities or political instability in regions where we operate or may operate could have a material adverse effect on our business, results of operations and ability to service our debt and pay dividends. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries where our vessels trade may limit trading activities with those countries, which could also harm our business, financial condition and results of operations.

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

If any vessel fails any Annual Survey, Intermediate Survey, or Special Survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until it is able to trade again.

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

We have historically derived a significant part of our revenue from a small number of charterers. During 2010 and 2009, we derived approximately 30% and 34%, respectively, of our gross revenues from one charterer.

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

The market values of our vessels have declined and may further decrease. This could lead us to incur losses when we sell vessels or we may be required to write down their carrying value, which may adversely affect our earnings, or default under our loan agreements.

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

In addition, when the market value of a vessel declines, it reduces our ability to refinance the outstanding debt or obtain future financing. Also, declines in the market and vessel values could cause us to breach financial covenants in our lending facilities in the future. In such an event, if we are unable to pledge additional collateral, or obtain waivers for such breaches from the lenders, the lenders could accelerate the debt and, in general, if we are unable to service such accelerated debt, we may have vessels repossessed by our lenders.

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

Our existing senior secured credit facilities prohibit our subsidiaries from guaranteeing our debt in most circumstances, which may decrease our ability to raise funds.

Many of our existing senior secured credit facilities contain covenants that prohibit our subsidiaries from guaranteeing any new debt we incur without prior written approval by all lenders.  As a holding company, we have no assets other than the capital stock of our subsidiaries, and all of our income is generated by our subsidiaries, and the inability of our subsidiaries to guarantee our debt may deter some lenders that would otherwise be willing to provide us with loans.  This in turn may limit our ability to raise new funds or financings at times when it is important for us to do so, which may have an adverse effect on our operations and financial performance.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

We currently have two interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under two of our credit facilities, which were advanced at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Since one of our existing interest rate swaps does not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, we will recognize fluctuations in the fair value of such contracts in our income statement. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations.

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

Our vessels may suffer damage and we may face unexpected drydocking costs which could adversely affect our cash flow and financial condition.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. The loss of earnings while our vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of dividends, if any, in the future. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay drydocking costs not covered by our insurance.

Class B shareholders can exert considerable control over us, which may limit future shareholders' ability to influence our actions.

Our Class B common shares have 1,000 votes per share and our Class A common shares have one vote per share. Class B shareholders, including certain executive officers and directors, together own 100% of our issued and outstanding Class B common shares, representing approximately 68.0% of the voting power of our outstanding capital stock as of December 31, 2010.

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

As of December 31, 2010, Argon S. A. owned approximately 5.9% of our outstanding Class A common shares and none of our outstanding Class B common shares, representing approximately 1.9% of the total voting power of our outstanding capital stock. Argon S.A. is holding these shares pursuant to a trust in favor of Starling Trading Co, a corporation whose sole shareholder is Ms. Ismini Panayotides, the daughter of the Company's Chairman. Ms. Panayotides has no power of voting or disposition of these shares, and disclaims beneficial ownership of these shares except to the extent of her securing interest.

As of December 31, 2010, Boston Industries S.A. owned approximately 0.1% of our outstanding Class A common shares and approximately 30.8% of our outstanding Class B common shares, together representing approximately 21.0% of the total voting power of our outstanding capital stock. Boston Industries S.A. is controlled by Ms. Mary Panayotides, the spouse of the Company's Chairman. Ms. Panayotides has no power of voting or disposition of these shares and disclaims beneficial ownership of these shares.

As of December 31, 2010, Lhada Holdings Inc. owned approximately 17.0% of our outstanding Class A common shares and none of our outstanding Class B common shares, representing approximately 5.5% of the total voting power of our outstanding capital stock. Lhada Holdings Inc. is owned by a trust, the beneficiaries of which are certain members of the family of the Company's Chairman.

As of December 31, 2010, Tanew Holdings Inc. owned approximately 17.0% of our outstanding Class A common shares and none of our outstanding Class B common shares, representing approximately 5.5% of the total voting power of our outstanding capital stock. Tanew Holdings Inc. is owned by a trust, the beneficiaries of which are certain members of the family of the Company's Chairman.

As of December 31, 2010, our chairman, Mr. Gabriel Panayotides, owned approximately 39.0% of our outstanding Class A common shares and approximately 36.4% of our outstanding Class B common shares, representing approximately 37.3% of the total voting power of our capital stock.

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

In some areas of regulation, the European Union has introduced new laws without attempting to procure a corresponding amendment of international law. In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. The directive could therefore result in criminal liability being incurred in circumstances where it would not be otherwise incurred under international law. Experience has shown that in the emotive atmosphere often associated with pollution incidents, the negligence alleged by prosecutors has often been found by courts on grounds which the international maritime community has found hard to understand. Moreover, there is skepticism in the international maritime community that "serious negligence" will prove to be any narrower in practice than ordinary negligence. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines, but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

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

Risks associated with the purchase and operation of secondhand vessels may affect our results of operations.

The majority of our vessels were acquired second-hand, and we estimate their useful lives to be 28 years from their date of delivery from the yard, depending on various market factors and management's ability to comply with government and industry regulatory requirements. Part of our business strategy includes the continued acquisition of secondhand vessels when we find attractive opportunities.

In general, expenditures necessary for maintaining a vessel in good operating condition increase as a vessel ages. Secondhand vessels may also develop unexpected mechanical and operational problems despite adherence to regular survey schedules and proper maintenance. Cargo insurance rates also tend to increase with a vessel's age, and older vessels tend to be less fuel-efficient than newer vessels. While the difference in fuel consumption is factored into the freight rates that our older vessels earn, if the cost of bunker fuels were to increase significantly, it could disproportionately affect our vessels and significantly lower our profits. In addition, changes in governmental regulations, safety or other equipment standards may require:

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our current operating fleet has an average age of approximately 10.1 years.

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

Because many of our employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.

We currently employ approximately 1,086 seafarers on-board our vessels and 145 land-based employees in our Athens office. The 145 employees in Athens are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

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

In 2009, the Liberian Congress enacted the Economic Stimulus Taxation Act of 2009, which reinstates the treatment of non-resident Liberian corporation, such as our Liberian subsidiaries, under Prior Law retroactive to January 1, 2001.  This legislation will become effective when it is finally published by the Liberian government.  If we were subject to Liberian income tax under the New Act, we and our Liberian subsidiaries would be subject to tax at a rate of 35% on our worldwide income. As a result, our net income and cash flow would be materially reduced by the amount of the applicable tax. In addition, our stockholders would be subject to Liberian withholding tax on dividends at rates ranging from 15% to 20%.

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

We generate all of our revenues in U.S. dollars but incur approximately 22% of our vessel operating expenses in currencies other than U.S. dollars. This variation in operating revenues and expenses could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Japanese yen, the Euro, the Singapore dollar and the British pound sterling. Expenses incurred in foreign currencies against which the U.S. dollar falls in value may increase as a result of these fluctuations, therefore decreasing our net income. Our results of operations could suffer as a result.

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

As of December 31, 2010, we had total debt of $1.2 billion.  Our level of debt could have important consequences for us, including the following:

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

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions.  Our lenders' interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders' permission when needed.  If we do not comply with the restrictions and covenants in our loan agreements, we may not be able to pay dividends to you in the future, finance our future operations, make acquisitions or pursue business.

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

If a court were to find that the issuance of our notes or the incurrence of the subsidiary guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under our notes or such subsidiary guarantee or further subordinate our notes or such subsidiary guarantee to our presently existing and future indebtedness of ours or of the related guarantor, or require the holders of our notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on our notes. Further, the voidance of our notes could result in an event of default with respect to our and our subsidiaries' other debt that could result in acceleration of such debt.

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

We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the subsidiary guarantees would not be further subordinated to our or any of our guarantors' other debt. Generally, however, an entity would be considered insolvent if, at the time it incurred indebtedness:

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

We are a Liberian corporation and nearly all of our executive officers and directors are located outside of the United States.  Most of our directors and officers and certain of the experts reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors and officers are located outside of the United States.  As a result, you may have difficulty serving legal process within the United States upon us or any of these persons.  You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or any of these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Republic of Liberia or of the non-U.S. jurisdictions in which our offices are located would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

ITEM 4 - INFORMATION ON THE COMPANY

A. History and Development of the Company

We, Excel Maritime Carriers Ltd., were incorporated under the laws of the Republic of Liberia on November 2, 1988.

Our Class A common stock has traded on the NYSE under the symbol "EXM" since September 15, 2005. Prior to that date, our Class A common stock traded on the American Stock Exchange, or the AMEX, under the same symbol. As of December 31, 2010, we had 84,946,779 shares of our Class A common stock and 180,746 shares of our Class B common stock issued and outstanding.

The address of our registered office in Bermuda is 14 Par-la-Ville Road, Hamilton HM JX, Bermuda. We also maintain executive offices at 17th km National Road Athens-Lamia & Finikos Str., 145 64, Nea Kifisia, Athens, Greece. Our telephone number at that address dialing from the U.S. is (011) 30 210 818 7000.

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

On April 30, 2010, we took delivery of M/V Christine from the Imabari Shipyard in Japan at a total cost of approximately $72.5 million.

During the year ended December 31, 2010, we paid approximately $46.9 million representing scheduled advances in relation to our vessel Mairaki, which was delivered from the shipyard in January 2011.

In January 2011, we took delivery of M/V Mairaki from the STX Offshore and Shipbuilding Co Ltd Shipyard at a total cost of approximately $80.3 million

In February 2011, we sold the vessel Marybelle for net proceeds of approximately $9.9 million.

B. Business Overview

We are a provider of worldwide sea borne transportation services for dry bulk cargo including among others, iron ore, coal and grain, collectively referred to as "major bulks," and steel products, fertilizers, cement, bauxite, sugar and scrap metal, collectively referred to as "minor bulks". Our fleet is managed by one of our wholly-owned subsidiaries, Maryville.

Currently, our fleet consists of 48 vessels, consisting of seven Capesize, 14 Kamsarmax, 21 Panamax, four Handymax and two Supramax vessels, with a total carrying capacity of approximately 4.2 million dwt. In addition to the above fleet, we have also assumed, through four joint venture vessel-owning companies, four shipbuilding contracts for four Capesize vessels. As no refund guarantees have yet been received for the remaining four newbuilding contracts, their construction may be delayed and they may never be delivered at all.

Our Fleet

The following is a list of the operating vessels in our fleet as of March 30, 2011, all of which are drybulk carriers:

Vessel Name	DWT	Year Built	Charter Type	Daily Charter Rate		Average Charter Expiration
Capesize vessels (7)
Mairaki (1)	181,000	2011	Period	$28,000		Feb 2016
Christine (1) (2)	180,000	2010	Period	$25,000		Aug 2015
Sandra (1)	180,274	2008	Period	$26,500		Dec 2015
Iron Miner	177,931	2007	Period	$41,355		Feb 2012
Iron Beauty	164,218	2001	Spot
Kirmar	164,218	2001	Period	$49,000	(net)	May 2013
Lowlands Beilun (3)	170,162	1999	Period	$28,000		Nov 2015
Kamsarmax vessels (14)
Iron Lindrew (4)	82,598	2007	Period	$14,500	(floor)	Dec 2011
Iron Brooke (4)	82,594	2007	Period	$14,500	(floor)	Dec 2011
Iron Manolis (4)	82,269	2007	Period	$14,500	(floor)	Dec 2011
Pascha	82,574	2006	Period	$24,000		Nov 2011
Coal Hunter	82,298	2006	Spot
Santa Barbara	82,266	2006	Spot
Iron Vassilis	82,257	2006	Spot
Iron Kalypso (4)	82,224	2006	Period	$15,000	(floor)	Feb 2012
Coal Gypsy	82,221	2006	Period	$24,000		Nov 2011
Iron Anne (4)	82,220	2006	Period	$14,500	(floor)	Dec 2011
Iron Fuzeyya (4)	82,209	2006	Period	$15,000	(floor)	Jan 2012
Ore Hansa (4)	82,209	2006	Period	$15,000	(floor)	Feb 2012
Iron Bill	82,187	2006	Spot
Iron Bradyn	82,769	2005	Spot
Panamax vessels (21)
Grain Express	76,466	2004	Period	$24,000		Dec 2011
Iron Knight	76,429	2004	Spot
Grain Harvester	76,417	2004	Period	$30,000		May 2011
Coal Pride	72,493	1999	Period	$16,750		Apr 2012
Isminaki	74,577	1998	Spot
Angela Star	73,798	1998	Spot
Elinakos	73,751	1997	Spot
Fearless I (5)	73,427	1997	Period	$24,650		Oct 2011
Linda Leah (5)	73,317	1997	Spot
Barbara (5)	73,307	1997	Spot
King Coal (5)	72,873	1997	Period	$56,000		Jul 2011

Vessel Name	DWT	Year Built	Charter Type	Daily Charter Rate	Average Charter Expiration
Iron Man (5)	72,861	1997	Spot
Coal Age (5)	72,824	1997	Spot
Happy Day	71,694	1997	Period	$27,000	Jul 2011
Coal Glory (5)	73,670	1995	Period	$16,750	Apr 2012
Powerful	70,083	1994	Period	$25,000	Aug 2011
First Endeavour	69,111	1994	Period	$17,500	Feb 2012
Rodon	73,656	1993	Spot
Birthday	71,504	1993	Spot
Renuar	70,155	1993	Period	$22,500	Apr 2011
Fortezza	69,634	1993	Period	$27,000	Jul 2011
Supramax vessels (2)
July M	55,567	2005	Spot
Mairouli	53,206	2005	Spot
Handymax vessels (4)
Emerald	45,588	1998	Spot
Princess I	38,858	1994	Spot
Attractive	41,524	1985	Spot
Lady	41,090	1985	Spot

TOTAL DWT	4,178,578

(1) The charter has 50% profit sharing over the indicated base daily time charter rate based on the monthly AV4 BCI Time Charter Rate, which is the Baltic Capesize Index Average of four specific time charter routes as published daily by the Baltic Exchange in London.

(2) We hold a 71.4% ownership interest in the joint venture that owns the vessel.

(3) The charter has a 50% profit sharing over the base rate based on the monthly average BCI Time Charter Rate, as published daily by the Baltic Exchange in London.

(4) Charter rate based on the average of the AV4 BPI rates, as published by the Baltic Exchange for the preceding 15 days prior to hire payment, with a guaranteed minimum rate (floor).

(5) Indicates a vessel sold to a third party in July 2007 and subsequently leased back under a bareboat charter.

In addition to the above fleet, we are party- through the joint ventures in which we participate- to the following newbuilding contracts for four Capesize vessels:

Vessel	DWT	Contracted Delivery	Ownership
Fritz	180,000	May 2010 (A)	50.0%
Benthe	180,000	June 2010 (A)	50.0%
Gayle Frances	180,000	July 2010 (A)	50.0%
Iron Lena	180,000	August 2010 (A)	50.0%
Total	720,000

(A) Indicates a contracted delivery date for a newbuilding vessel for which the scheduled delivery has not occurred and for which no refund guarantee has been provided.  We anticipate that these four vessels will not be delivered to us at all.

On January 7, 2011, we entered into a Memorandum of Agreement (MOA) to sell the vessel Marybelle for net proceeds of approximately $9.9 million and realized a gain of approximately $1.1 million upon completion of the transaction which was recognized upon delivery of the vessel to her new owners. The vessel delivery took place on February 10, 2011. Following the sale, an amount of approximately $7.8 million was repaid under our Nordea credit facility.

Business Strategy

We intend to increase our operating cash flow and strengthen our core business through the following principal strategies:

•      Maximize Fleet Utilization. In the fiscal years 2008, 2009 and 2010, we have maintained vessel utilization rates (defined as number of available days divided by fleet calendar days) of 97.1%, 98.0% and 96.2%, respectively. We look to maximize our vessel utilization through a balanced use of period charters together with spot charters.

•      Fleet Expansion and Reduction in Average Age. We intend to continue to grow our fleet and, over time, reduce its average age. Most significantly, our acquisition of Quintana in 2008 allowed us to add 29 modern, well-maintained operating dry bulk carriers to our fleet that are, on average, less than eight years old. Our vessel acquisition candidates generally are chosen based on economic return and strict vessel specifications. We also expect to explore opportunities to sell some of our older vessels at attractive prices over time in order to maintain a modern fleet.

•      Balanced Fleet Deployment Strategy. Our fleet deployment strategy seeks to maximize charter revenue throughout industry cycles while maintaining cash flow stability. We intend to achieve this through a balanced portfolio of spot and period time charters. As of March 30, 2011, 26 of our vessels are employed under period charters while 22 operate in the spot market. Upon completion of their current charters, our vessels may or may not be employed on spot/short-duration time charters, depending on the market conditions at the time.

•      Capitalizing on our Established Reputation. We believe that we have established a reputation in the international shipping community for maintaining high standards of performance, reliability and safety. In addition, our wholly-owned management subsidiary, Maryville, carries the distinction of being one of the first Greek-based ship management companies to have been certified ISO 14001 compliant by Bureau Veritas. None of our vessels has been involved in a major accident since Maryville became the manager of our vessels in 1998.

Competitive Strengths

We believe that we possess a number of competitive strengths in our industry:

•      Significant Fleet of Modern and Diverse Vessels. As of March 30, 2011, our fleet consists of 48 vessels (including 7 chartered-in vessels) representing a total capacity of 4.2 million dwt, plus four vessels that are contracted for future delivery (all of which are not likely to be delivered), making us one of the largest independent dry bulk operators in the world. Our fleet has an average age of 10.1 years. We believe that our fleet provides us with certain operational advantages, such as higher productivity and fleet utilization and lower insurance premiums and operating costs. Our large, modern sister vessel fleet also provides us with a competitive advantage in the charter market, where vessel age and quality are of significant importance in competing for charters.

The diversity of our fleet allows us to provide transportation services across all of the major dry bulk trades, including iron ore, coal, grains and minor bulk trades, and to take advantage of different demand dynamics within the dry bulk sector and service a wider range of potential customers.

•      Strong Customer Relationships. We have strong relationships with our customers and charterers that we believe are the result of the quality of our fleet and our reputation for quality vessel operations. Through our wholly-owned management subsidiary, Maryville, we have many long-established customer relationships, and our management believes it is well regarded within the international shipping community. During the past 20 years, vessels managed by Maryville have been repeatedly chartered by subsidiaries of major dry bulk operators. In 2010, we derived approximately 30% of our gross revenues from a single charterer, Bunge.

•      Cost Efficient Operations. We have historically operated our fleet at competitive costs by carefully selecting secondhand vessels, competitively commissioning and actively supervising cost efficient shipyards to perform repair, reconditioning and systems upgrading work, together with a proactive preventive maintenance program both ashore and at sea, and employing professional, well trained masters, officers and crews. We believe that this combination has allowed us to minimize off-hire periods, effectively manage insurance costs and control overall operating expenses.

•      Experienced Management Team. Our management team has significant experience in operating dry bulk carriers and expertise in all aspects of commercial, technical, operational and financial areas of our business, promoting a focused marketing effort, tight quality and cost controls, and effective operations and safety monitoring.

Ship Management

The technical management of our fleet is conducted by our wholly-owned subsidiary Maryville Maritime Inc., or Maryville, since 2005. We believe that having in-house technical management provides us with a competitive advantage in controlling both the cost and quality of our vessel operations. Maryville provides comprehensive ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training, as well as supply provisioning. Through our in-house technical manager, we are able to efficiently operate our fleet at a lower cost.

Brokering agreement

On March 4, 2005, we entered into a one-year brokering agreement with Excel Management, a Liberian corporation controlled by the Chairman of our Board. Under this brokering agreement, the entity acts as our broker to provide services for the employment and chartering of our vessels for a commission fee equal to 1.25% of the revenue of each contract Excel Management Ltd. has brokered. This agreement extends automatically for successive one-year terms on each anniversary date, unless written notice by either party is given at least one year prior to the commencement of the applicable one year extension period. The agreement was automatically extended by another year on March 4, 2011.

Permits and Authorizations

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of its doing business.

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. The kinds of permits, licenses, certificates and other authorizations required for each vessel depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of the vessel. Subject to these factors, as well as the discussion below, we believe that we have been and will be able to obtain all permits, licenses and certificates material to the conduct of our operations. However, additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase our cost of doing business and which may materially adversely affect our operations.

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

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the dry bulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of officers and crews and compliance with local, national and international environmental laws and regulations. We believe that the operations of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident, such as the 2010 Deepwater Horizon oil spill, that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

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

Air Emissions

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships.  Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile organic compounds from cargo tanks, and the shipboard incineration of specific substances.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.  In October 2008, the IMO's Maritime Environment Protection Committee, or MEPC, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone-depleting substances, which amendments entered into force on July 1, 2010.  The amended Annex VI reduces air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships by reducing the global sulfur fuel cap initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  The United States ratified the Annex VI amendments in October 2008, and the U.S. Environmental Protection Agency, or EPA, promulgated equivalent emissions standards in late 2009.

The MEPC has designated the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as an ECA under the MARPOL Annex VI amendments. The new ECA will enter into force in August 2012, whereupon fuel used by all vessels operating in the ECA cannot exceed 1.0% sulfur, dropping to 0.1% sulfur in 2015. From 2016, NOx after-treatment requirements will also apply. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations

The IMO also adopted SOLAS and the International Convention on Load Lines, or LL, which impose a variety of standards that regulate the design and operational features of ships.  The IMO periodically revises the SOLAS and LL standards.

IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions.  For example, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping tonnage. To date, there has not been sufficient adoption of this standard for it to take force. However, the IMO's Marine Environment Protection Committee passed a resolution in March 2010 encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems.

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

In response to the fire and explosion that took place on the Deepwater Horizon in the Gulf of Mexico in April 2010, the U.S. Congress is currently considering a number of bills that could potentially modify or eliminate the limits of liability under OPA. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.  Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

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

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or UNFCCC, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, international negotiations are continuing with respect to a successor to the Kyoto Protocol, which sets emission reduction targets through 2012, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. In addition, the European Union had indicated that it intended to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, if such emissions were not regulated through the IMO or the UNFCCC by December 31, 2010, which did not occur.

In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has promulgated regulations, expected to be finalized in March 2010, regulating the emission of greenhouse gases from motor vehicles.  The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General and a coalition of environmental groups to regulate greenhouse gas emissions from ocean-going vessels.  Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including the climate change initiatives that are being considered in the U.S. Congress.  In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, including market-based instruments.  Any passage of climate control legislation or other regulatory initiatives by the EU, U.S., IMO or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

The International Dry Bulk Shipping Market

The dry bulk shipping market is the primary provider of global commodities transportation. Approximately one third of all seaborne trade is dry bulk related.

After three consecutive years in which demand for seaborne trade has grown faster than newbuilding supply, the situation was reversed in mid-2005. While demand growth slowed, a new all-time high for newbuilding deliveries, together with minimal scrapping, resulted in a weaker market in 2005 which continued in the first half of 2006. Beginning with the second half of 2006, the market showed signs of significant strength which continued in 2007 with the BDI closing the year 2007 at 9,143. The market remained at high levels until May 20, 2008 when the BDI reached an all-time high.

Following May 2008, the BDI fell over 90% from May 2008 through December 16, 2008 and almost 75% during the fourth quarter of 2008 through December 16, 2008, reaching a low of 663, or 94% below the May 2008 high point. The BDI recovered during 2009, at a rate of 350% to close the year at 3005 points. However, from January 2009 through December 2009, the BDI was reaching a high of 4661, or 700% above the December 2008 low point, in November 2009.

The recuperated charter market was a good setting for a fundamentally more stable 2010, although significant order book influx was expected to pressure overall fleet utilization. The BDI was trading in a broad range between some 1700 and 4200 points, with the low point being in July and the highest point being in May - in the wake of the 40 years old iron ore pricing regime collapsing, which ultimately shifted from annual contract pricing to quarterly pricing. This shift introduced significant volatility to the cape market in particular.

The general decline in the dry bulk carrier charter market has resulted in lower charter rates for vessels exposed to the spot market and time charters linked to the BDI. Specifically, we currently employ 22 of our vessels in the spot market.

Dry bulk vessel values have increased from the lows of 2009, however volatility was pronounced, evidenced by a strong correlation with the swings witnessed in the charter market. Vessel values have been supported and lifted off their 2009 lows due to an increasing cargo base, however likewise remain adversely affected in part by the continued lack of availability of credit to finance both vessel acquisitions, an overwhelming orderbook delivery. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve to any significant degree. Charter rates may remain at depressed levels for some time, which will adversely affect our revenue and profitability.

Capesize rates, which averaged $100,000 per day in August 2008, fell to approximately $2,300 per day on December 2, 2008, but surged to average $33,400 for the year 2010. The Capesize market is currently at approximately $10,810 per day. We believe that while the root cause of the fall has been a sharp seasonal slowdown in Chinese iron ore demand, partly attributed by a down scaling of steel production and increased stock piling of the commodity coupled with violently adverse weather conditions in Queensland, which is a major export region of coal.

The general price increases achieved from the 'big three' mining companies, Companhia Vale do Rio Doce, a Brazilian mining company, BHP Billiton and Rio Tinto, Anglo Australian mining companies, for the quarterly iron ore benchmark pricing, coupled with surging coal prices as a result of aforementioned supply threats and general demand surge, may if coupled with lower transportation cost, spark Chinese steel mills to restock and turn back to foreign mined high quality iron ore and coal.

We note, however, that while global trade will likely continue to grow, we expect the overcapacity in the shipping market to exert a downward trend in charter rates that may negate the upward trend from price and volume increases of the underlying markets.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.  Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

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

Customers

We have many long-established customer relationships, and management believes that we are well regarded within the international shipping community. During the past 20 years, vessels managed by Maryville have been repeatedly chartered by subsidiaries of major dry bulk operators. In 2010, we derived approximately 30% of our gross revenues from a single charterer, Bunge.

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

Maryville was the first ship management company in Greece to receive simultaneous ISM and ISO Safety and Quality Systems Certifications in February 1996 for the safe operation of dry cargo vessels.  At the end of 2003, Maryville's Management System was among the first five company management systems to have been successfully audited and found to be in compliance with management System Standards for both ISO 9001:2000 and ISO 14001:1996 mentioned above. Certification to Maryville for both standards was issued in early 2004. ISO 9001:2000 was subsequently revised on November 15, 2008. During our audit in October 2010, we were certified to be in accordance with the requirements of the management system Standards for ISO 9001:2008.

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

Hull and Machinery Insurance and War Risks Insurance

We maintain hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. We do not carry insurance covering the loss of revenue resulting from vessel off-hire time. We believe that our insurance coverage is adequate to protect us against most accident-related risks involved in the conduct of our business and that we maintains appropriate levels of environmental damage and pollution insurance coverage. However, there can be no assurance that all risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates.

Protection and Indemnity Insurance

We are a member of protection and indemnity associations, or P&I Clubs, which cover our third party liabilities in connection with our shipping activities.  This includes third-party liability and other expenses and claims in connection with injury or death of crew, passengers and other third parties, loss or damage to cargo, damage to other third-party property, pollution arising from oil or other substances, wreck removal and related costs. Subject to the "capping" discussed below, our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for oil pollution is $1 billion per vessel per incident. Our P&I policies are subject to deductibles for up to $11,000 for crew claims, $7,500 and $4,000 for all other claims per each accident or occurrence.

The P&I Clubs of which we are a member are among the 13 P&I Clubs that compose the International Group of P&I Clubs, which insure more than 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Club has capped its exposure to this pooling agreement at $4.25 billion. A member of a P&I Club is a member of the International Group is typically subject to possible supplemental amounts or calls, payable to its P&I Club based on its claim records as well as the claim records of all other members of the individual associations and members of the International Group. To the extent we experience supplemental calls, our policy is to expense such amounts. Supplemental calls for 2008, 2009 and 2010 amounted to $1.0 million, $0.6 million and $0.08 million, respectively, and are included in operating expenses in the consolidated financial statements for the three years ended December 31, 2010. All such amounts are not material.

Although there is no cap on our liability exposure under this agreement, historically, supplemental calls have ranged from 0% to 40% of our annual insurance premiums, and in no year have exceeded $1.0 million.

C. Organizational Structure

We are the parent company of the following subsidiaries as of March 30, 2011:

Subsidiary	Place of Incorporation	Percentage of Ownership

Maryville Maritime Inc.	Liberia	100%
Point Holdings Ltd. (1)	Liberia	100%
Bird Acquisition Corp.(2)	Marshall Islands	100%

(1)
Point Holdings Ltd. is the parent company (100%) of the following 16 Liberian ship-owning subsidiaries, each of which owns one vessel: Fianna Navigation S.A., Marias Trading Inc., Yasmine International Inc., Tanaka Services Ltd., Amanda Enterprises Ltd., Whitelaw Enterprises Co., Candy Enterprises Inc., Fountain Services Ltd., Harvey Development Corp., Teagan Shipholding S.A., Minta Holdings S.A., Odell International Ltd., Ingram Limited, Snapper Marine ltd., Barland Holdings Inc. and Castalia Services Ltd.  In addition, Point is the parent company (100%) of the following five Liberian non ship-owning companies, Magalie Investments Corp., Melba Management Ltd., Naia Development Corp. and Liegh Jane Navigation S.A., as well as of the Liberian company Thurman International Ltd. which is the parent company (100% owner) of Centel Shipping Company Ltd., the owner of vessel Lady.

(2)
Bird is the parent company (100%) of the following Marshall Islands ship-owning subsidiaries, each of which owns one vessel: Lowlands Beilun Shipco LLC, Iron Miner Shipco LLC, Kirmar Shipco LLC, Iron Beauty Shipco LLC, Iron Manolis Shipco LLC, Iron Brooke Shipco LLC, Iron Lindrew Shipco LLC, Coal Hunter Shipco LLC, Pascha Shipco LLC, Coal Gypsy Shipco LLC, Iron Anne Shipco LLC, Iron Vassilis Shipco LLC, Iron Bill Shipco LLC, Santa Barbara Shipco LLC, Ore Hansa Shipco LLC, Iron Kalypso Shipco LLC, Iron Fuzeyya Shipco LLC, Iron Bradyn Shipco LLC, Grain Harvester Shipco LLC, Grain Express Shipco LLC, Iron Knight Shipco LLC, Coal Pride Shipco LLC, Sandra Shipco LLC and Hope Shipco LLC. In addition, Bird is the parent company (100%) of the following seven Marshall Islands non ship-owning companies, Iron Man Shipco LLC, Coal Age Shipco LLC, Fearless ShipCo LLC, Barbara Shipco LLC, Linda Leah Shipco LLC, King Coal Shipco LLC and Coal Glory Shipco LLC, each of which sold its vessel to a third party in July 2007 and subsequently leased the vessel back under a bareboat charter.

Bird is also a joint venture partner in five Marshall Islands ship-owning companies, four of which are 50% owned by Bird (Fritz Shipco LLC, Benthe Shipco LLC, Gayle Frances Shipco LLC and Iron Lena Shipco LLC) and one of which is 71.4% owned by Bird (Christine Shipco LLC). Each of the foregoing subsidiaries has been formed to be the owner of respective newbuilding Capesize dry bulk carriers, and Christine Shipco LLC has already taken delivery of its vessel. For more information, please see below under "Item 10, Additional Information – C. Material Contracts – Newbuilding Contracts."

Following our acquisition of Quintana, we also owned Quintana Management LLC, which was the management company for Quintana's vessels prior to the merger on April 15, 2008, but has not provided management services to any of our vessels nor to any third party vessels, and Quintana Logistics, which was incorporated in 2005 to engage in chartering operations, including contracts of affreightment, and which has had no operations during the period from the merger on April 15, 2008 to the date of its dissolution. On July 21, 2010, both companies discussed above were dissolved.

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

A. Results of Operations

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

▪
Calendar days: We define calendar days as the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, dry-dockings or special or intermediate surveys.

▪
Available days: We define available days as the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days associated with major repairs, dry-dockings or special or intermediate surveys.

▪
Fleet utilization: Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing available days by fleet calendar days for the relevant period.

▪
TCE rates: Time charter equivalent is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues, (net of voyage expenses) by available days for the relevant time period. Time charter equivalent rate is not measure of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects our calendar days, available days, fleet utilization and the calculation of our TCE rates for the years presented (amounts in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and fleet data):

	2008	2009	2010

Calendar days	14,134	17,229	17,401
Available days	13,724	16,878	16,746
Fleet utilization	97.1%	98.0%	96.2%
TCE Rate
Voyage revenues	$461,203	$391,746	$422,966
Voyage expenses and commissions to related parties	(31,765)	(21,577)	(30,751)
Time Charter equivalent revenues	$429,438	$370,169	$392,215
Available days for fleet	13,724	16,878	16,746
Time charter equivalent (TCE) rate	$31,291	$21,932	$23,421

Voyage revenues

Gross revenues from vessels consist primarily of (i) hire earned under time charter contracts, where charterers pay a fixed daily hire and any profit share over a daily hire base rate, where applicable, or (ii) amounts earned under voyage charter contracts, where charterers pay a fixed amount per ton of cargo carried. Gross revenues are also affected by the proportion between voyage and time charters, since revenues from voyage charters are generally higher than equivalent time charter hire revenues, as they are of a shorter duration and cover all costs relating to a given voyage, including port expenses, canal dues and fuel (bunker) costs. Accordingly, year-to-year comparisons of gross revenues are not necessarily indicative of the fleet's performance. The time charter equivalent per vessel, or TCE, which is defined as gross revenue per day less commissions and voyage costs, provides a more accurate measure for comparison.

Voyage expenses and commissions

Voyage expenses consist of all costs relating to a specific voyage, including port expenses, canal dues, fuel costs, net of gains or losses from the sale of bunkers to charterers, and commissions. Under voyage charters, the owner of the vessel pays such expenses whereas under time charters the charterer pays such expenses excluding commissions. Therefore, voyage expenses can fluctuate significantly from period to period depending on the type of charter arrangement.

Time charter amortization-revenue and charter hire amortization-expense

Where we identify any assets or liabilities associated with the acquisition of a vessel, we record all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. We value any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed.  Any difference is capped to the vessel's fair values on a charter-free basis. When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as an asset; otherwise, the difference is recorded as liability. Such assets (so long recoverability tests support their carrying values) and liabilities are amortized as an expense or revenue, respectively over the remaining period of the time charters acquired.

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

Depreciation

Vessel acquisition cost and subsequent improvements are depreciated on a straight-line basis over the remaining useful life of each vessel, estimated to be 28 years from the date of construction. In computing vessel depreciation, the estimated salvage value ($200 per light weight ton) is also taken into consideration. We do not expect these assumptions to change in the near future. Our depreciation charges have increased in recent periods due to the enlargement of our fleet and will continue to grow as our fleet expands. Depreciation of office furniture and equipment is calculated on a straight line basis over the estimated useful life of the specific asset placed in service, which ranges from three to nine years.

Dry-docking and Special Survey costs

Dry-docking and special survey relates to our regularly scheduled maintenance program necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Management anticipates that vessels will undergo dry-dock and special survey every two and a half years and five years, respectively. These costs are expensed as incurred.

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

Interest and Finance costs, net

Interest and finance costs, net, include loan interest incurred on our credit facilities, the amortization of financing fees associated with these facilities, certain commitment fees incurred on the unused portion of the credit facilities for our newbuildings and interest earned on our deposits.

Gains/Losses on derivative financial instruments

We are exposed to the impact of interest rate fluctuations associated with our variable rate borrowings, changes in the spot market rates associated with the deployment of our fleet and foreign currency fluctuations associated with certain of our vessel operating expenses and management expenses.  Our objective is to manage the impact of these changes on our earnings and cash flows. Such derivative financial instruments, designated as "economic hedges" are recorded at fair value in accordance with the provisions of ASC 815 "Derivatives and Hedging", which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met. Losses on derivative financial instruments include realized gains or losses and unrealized gains or losses attributable to the mark-to market valuation of our derivative financial instruments that do not qualify for hedge accounting.

Fiscal Year ended December 31, 2010 Compared to Fiscal Year ended December 31, 2009

Voyage revenues

Voyage revenues increased by $31.3 million, or 8.0%, to $423.0 million in the year ended December 31, 2010, compared to $391.7 million for the year ended December 31, 2009.  The increase was in line with the general increase prevailed in the market during the year ended December 31, 2010 as compared with the year ended December 31, 2009 presenting an average Baltic Drybulk Index or BDI of 2,758 for the year ended December 31, 2010 as compared to 2,617 for  the year ended December 31, 2009. Time charter equivalent per vessel per day for the year ended December 31, 2010 amounted to $23,421 compared to time charter equivalent per vessel per day of $21,932 for the year ended December 31, 2009.

Time charter amortization

Time charter amortization, which relates to the amortization of unfavorable time charters that were fair valued upon the acquisition of Quintana on April 15, 2008, amounted to $262.3 million in the year ended December 31, 2010 as compared to $364.4 million for the year ended December 31, 2009. Included in the time charter amortization for the year ended December 31, 2010 is an amount of $26.9 million relating to the accelerated amortization of the time charter liability for the vessel Iron Miner due to the early termination of its time charter that was assumed by us upon acquiring Quintana. Similarly, included in the time charter amortization for the year ended December 31, 2009 is an amount of $63.1 million relating to the accelerated amortization of the time charter liability for the vessels Sandra, Coal Pride and Grain Harvester due to the termination of the time charters that were assumed by us upon acquiring Quintana.

Voyage expenses and commissions to related parties

Voyage expenses increased by $8.3 million, or 43.0%, to $27.6 million for the year ended December 31, 2010, compared to $19.3 million for the year ended December 31, 2009.  The increase was mainly driven by increased fuel (bunkers) costs and commissions due to increased voyage revenues, which also account for the increase of $0.9 million, or 39.1%, in Commissions to related parties for the year ended December 31, 2010 as compared with the year ended December 31, 2009.

Charter hire expense

Charter hire expense, representing bareboat hire for the seven vessels we charter-in under bareboat charters amounted to $32.8 million for each of the years ended December 31, 2010 and 2009.

Charter hire amortization

Charter hire amortization, which relates to the favorable bareboat charters that were fair valued upon the acquisition of Quintana, amounted to $39.9 million and $40.0 million for the years ended December 31, 2010 and 2009, respectively.

Vessel operating expenses

Vessel operating expenses increased by $3.5 million, or 4.2%, to $86.7 million in the year ended December 31, 2010 compared to $83.2 million for the year ended December 31, 2009. Daily vessel operating expenses per vessel also increased by $153 or 3.2%, to $4,982 for the year ended December 31, 2010 compared to $4,829 for the year ended December 31, 2009, mainly due to the increase in crew cost and repairs and maintenance costs.

Depreciation

Depreciation expense, which includes depreciation of vessels and depreciation of office furniture and equipment increased by $1.9 million, or 1.5%, to $125.3 million for the year ended December 31, 2010, compared to $123.4 million for the year ended December 31, 2009.

Dry-docking and special survey costs

During the year ended December 31, 2010 and 2009, nineteen and fourteen vessels, respectively, underwent their regular dry-docking and special survey at a cost of approximately $11.2 million and $11.4 million, respectively.

General and Administrative Expenses

General and administrative expenses decreased by $7.3 million, or 17.0%, to $35.7 million for the year ended December 31, 2010 compared to $43.0 million for the year ended December 31, 2009. Our general and administrative expenses include salaries and other related costs of the executive officers and other employees, office rent, legal and auditing costs, regulatory compliance costs and other miscellaneous office expenses.  Stock-based compensation for the years ended December 31, 2010 and 2009 was $9.6 million and $19.8 million, respectively and is included in the above amounts. As at December 31, 2010, the total unrecognized cost related to these awards was $5.3 million, which will be recognized through April 1, 2013. Excluding those amounts, general and administrative expenses increased by $2.9 million or 12.5% to $26.1 million in the year ended December 31, 2010 from $23.2 million for the year ended December 31, 2009 mainly due the increase in salaries resulting from new hires in the Company, bonuses granted and the annual salaries' increase.

Interest and finance costs, net

Interest and finance costs, net, which include interest and finance costs and interest income, decreased by $19.8 million, or 35.2%, to $36.5 million in the year ended December 31, 2010 compared to $56.3 million for the year ended December 31, 2009. The decrease is primarily attributable to the decrease of interest costs due to the decrease in the average outstanding debt balances from January 1, 2010 through December 31, 2010 following debt principal payments and prepayments amounting to $184.8 million partly offset by loan proceeds of $73.0 million and the decrease in margin under our Nordea facility following the early payment made on July 1, 2010 as compared to the year ended December 31, 2009. Interest and finance costs, net as of December 31, 2009 include also expenses incurred for the loan amendments concluded in March 2009.

Losses on derivative financial instruments

Losses on derivative financial instruments amounted to $27.3 million for the year ended December 31, 2010 as compared to losses of $1.1 million in the year ended December 31, 2009.  Realized losses on derivative financial instruments for the year ended December 31, 2010 increased by $0.8 million to $29.2 million as compared to realized losses of $28.4 million in the year ended December 31, 2009. Unrealized gains for the year ended December 31, 2010 amounted to $1.9 million as compared to unrealized gains of $27.2 million in the year ended December 31, 2009, and they are mainly attributable to the mark-to-market valuation of interest rate swaps that do not qualify for hedge accounting.

U.S. source income taxes

U.S. source income taxes amounted to $0.8 million and $0.7 million for the years ended December 31, 2010 and 2009, respectively.

Loss assumed (income earned) by non-controlling interests

Income earned by non-controlling interests for the year ended December 31, 2010 amounted to $1.0 million compared to a loss of $0.2 million assumed by the non-controlling interests for the year ended December 31, 2009.

Fiscal Year ended December 31, 2009 Compared to Fiscal Year ended December 31, 2008

Voyage revenues from vessels

Voyage revenues decreased by $69.5 million, or 15.1%, to $391.7 million in the year ended December 31, 2009, compared to $461.2 million for the year ended December 31, 2008.  The decrease is attributable to the market conditions prevailing during the year which resulted in lower rates earned by our vessels operating in the spot market, while the average number of operating vessels increased from 38.6 during the year ended December 31, 2008 to 47.2 during the year ended December 31, 2009. Time charter equivalent per vessel per day for the year ended December 31, 2009 amounted to $21,932 compared to time charter equivalent per vessel per day of $31,291 for the year ended December 31, 2008.

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

Voyage expenses and commissions to related parties

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

Charter hire amortization

Charter hire amortization, which relates to the favorable bareboat charters that were fair valued upon the acquisition of Quintana, amounted to $40.0 million in the year ended December 31, 2009 as compared to $28.4 million for the year ended December 31, 2008.

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

Dry-docking and special survey costs

During the years ended December 31, 2008 and 2009, ten and fourteen vessels, respectively, underwent their regular dry-docking and special survey at a cost of approximately $13.5 million and $11.4 million, respectively.

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

Loss on disposal of Joint venture ownership interest

During the year ended December 31, 2009, we recognized a loss of $3.7 million relating to the disposal of our subsidiary Lillie ShipCo due to the exchange of ownership interests in joint ventures which are discussed in Note 3 to our consolidated financial statements included in Item 18, Financial Statements.

Interest and finance costs, net

Interest and finance costs, net, which include interest and finance costs and interest income, increased by $1.4 million, or 2.6%, to $56.3 million in the year ended December 31, 2009 compared to $54.9 million for the respective year in 2008. The increase is primarily attributable to the decrease of interest income by $6.3 million from $7.1 million in the year ended December 31, 2008 to $0.8 million in the year ended December 31, 2009. On the other hand, interest costs decreased by $4.8 million from $61.9 million in the year ended December 31, 2008 to $57.1 million in the year ended December 31, 2009. The decrease was due to the decrease in the average outstanding debt balances during the year ended December 31, 2009 following loan prepayments and loan payments amounting to $216.9 million and the decrease in LIBOR rates prevailing during the year ended December 31, 2009.

Losses on derivative financial instruments

 Losses on derivative financial instruments decreased by $34.8 million to $1.1 million in the year ended December 31, 2009 as compared to $35.9 million in the year ended December 31, 2008. Realized losses on derivative financial instruments for the year ended December 31, 2009 increased by $18.3 million to $28.4 million as compared to realized losses on derivative financial instruments of $10.1 in the year ended December 31, 2008. In addition, included in the above losses for the years ended December 31, 2008 and 2009 are unrealized losses of $25.8 million and unrealized gains of $27.2 million, respectively, attributable to the mark- to- market valuation of interest rate swaps that do not qualify for hedge accounting.

U.S. source income taxes

U.S. source income taxes amounted to $0.8 million and $0.7 million for the years ended December 31, 2008 and 2009, respectively.

Loss assumed by non-controlling interests

Loss assumed by non-controlling interests in the years ended December 31, 2008 and 2009 represents the joint ventures partners' share of the loss of the joint ventures.

Accounting changes

There were no accounting changes for the year ended December 31, 2010.  During the year ended December 31, 2009 the Company performed the following accounting changes:

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

With the exception of the amendments made in accordance with ASC 810, which requires retrospective application only in the presentation and disclosure requirements, the other two accounting changes required retrospective application for all periods presented and were effected in the accompanying consolidated financial statements in accordance with ASC Topic 250 "Accounting Changes and Error Corrections," which requires that an accounting change should be retrospectively applied to all prior periods presented, unless it is impractical to determine the prior period impacts.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment and estimates in their application. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included under "Item 18, Financial Statements".

Vessels' Depreciation

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. Depreciation begins when the vessel is ready for its intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value (vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. We estimate the useful life of our vessels to be 28 years from the date of initial delivery from the shipyard and the residual value of our vessels to be $120 per lightweight ton. A decrease in the useful life of a dry bulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. Effective October 1, 2008 and following management's reassessment of the residual value of the vessels, the estimated salvage value per light weight ton (LWT) was increased to $200 from $120. Management's estimate was based on the average demolition prices prevailing in the market during the last five years for which historical data were available. The effect of this change in accounting estimate, which did not require retrospective application as per ASC Topic 250 "Accounting Changes and Error Corrections," was to decrease net loss for the year ended December 31, 2008 by $0.5 million or $0.01 per weighted average number of share, both basic and diluted. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

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

We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. Consistent with prior years and to the extent impairment indicators were present, the projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten year historical average and utilizing available market data for time charter and spot market rates and forward freight agreements) over the remaining estimated life of the vessel assumed to be 28 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking and special survey expenditures), assuming an average annual inflation rate of 3 to 4% and fleet utilization of 95% to 97%. The salvage value used in the impairment test is estimated to be $200 per light weight ton (LWT) in accordance with our vessels' depreciation policy discussed above.

If our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value.

We performed the annual vessel impairment test as of September 30, 2010 and determined that no indication of vessel impairment existed as of that date.

Our impairment test is highly sensitive to variances in the time charter rates and fleet utilization. Our impairment test also involved a sensitivity analysis by assigning possible alternative values to these two significant inputs and indicated no impairment on any of our vessels as of September 30, 2010.

ASC 360 requires a long-lived asset to be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  In this respect, during the fourth quarter of 2010 and following a decline prevailed in the shipping market, we concluded that sufficient indicators existed requiring us to perform another vessel impairment analysis as of December 31, 2010. Based on the same set of significant assumptions and estimates used in our initial impairment test but using significant lower rates for the following two years which are most affected by the current market conditions, allowing for decreased rates of 26% to 38% per type of vessel for the year ending December 31, 2011 and 25% to 33% per type of vessel for the year ending December 31, 2012, we concluded that there was no indication of impairment on any of our vessels as of December 31, 2010.

Based on the same set of significant assumptions and estimates, management also believes it is probable that we will meet, at future covenant measurement dates, the financial covenants of our loan agreements and in the event of any loan security shortfall, we will have sufficient cash to place as additional cash collateral.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time, which could adversely affect our revenue and profitability and future assessments of vessel impairment.

Intangibles

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the amount of expected future cash flows. We value any asset or liability arising from the market value of the time charters assumed when an acquired vessel is delivered to us. Where we have assumed an existing charter obligation or enter into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are less than market charter rates, we record a deferred liability based on the difference between the assumed charter rate and the market charter rate for an equivalent vessel. Conversely, where we assume an existing charter obligation or enter into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are above market charter rates, we record a deferred asset, based on the difference between the market charter rate and the contracted charter rate for an equivalent vessel. This determination is made at the time the vessel is delivered to us, and such assets (so long as recoverability tests support their carrying values) and liabilities are amortized as an expense or revenue, respectively, over the remaining period of the charter.

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

Accounting for Revenue and Expenses

Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate and any profit share over the daily charterhire rate, where applicable. If a charter agreement exists and collection of the related revenue and any profit share over the daily charterhire rate, where applicable, is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of each voyage or time charter.  Revenue on any profit share is recognized following the same criteria. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as it is earned ratably over the duration of the period of each voyage charter. Deferred revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any deferred revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis.

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

Derivatives

We are exposed to the impact of interest rate fluctuations associated with our variable rate borrowings, changes in the spot market rates associated with the deployment of our fleet and foreign currency fluctuations associated with certain of our vessel operating expenses and management expenses.  Our objective is to manage the impact of these changes on our earnings and cash flows. Such derivative financial instruments, considered "economic hedges" are recorded at fair value in accordance with the provisions of ASC 815 "Derivatives and Hedging" which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met.

As of December 31, 2010, we had two interest rate swaps outstanding with a total notional amount of approximately $553.2 million. One of these interest rate swap agreements (with a total notional amount of $504.0 million) does not qualify for hedge accounting, and changes in its fair value are reflected in our earnings.  The change in fair value of the swap (with a notional amount of $49.2 million) that qualifies for hedge accounting is reflected in Accumulated Other Comprehensive Loss. The fair values of those two instruments have been obtained through Level 2 inputs of the fair value hierarchy which includes observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

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

We have currently one outstanding convertible debt instrument that was impacted by ASC Topic 470-20. The new standard requires that a fair value be assigned to the equity conversion option of our $150 million, 1.875% convertible notes as of October 16, 2007, the date of their issuance. This change, effective in 2009, resulted in a corresponding decrease in the value assigned to the carrying value of the debt portion of the instrument.

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

Equity Infusion

On March 31, 2009, we amended our loan agreements with our lenders, modifying certain of the loan terms under our Nordea and Credit Suisse senior secured credit facilities in order to address and amend loan covenant breaches with respect to the leverage ratio and the collateral vessels' market value maintenance clause, as well as any probable future events of non-compliance with certain of our loan covenants (including the minimum liquidity covenant) as a result of the sharp decline in vessel values and the significant fluctuations in the charter rates.

As a result of negotiations with the lending banks and as a condition precedent imposed by our lenders to favorably amend the aforementioned senior secured credit facilities to bring us into compliance with our covenants and repayment schedule under the credit facilities, it was agreed that by March 31, 2009, entities affiliated with the family of the Chairman of our Board of Directors would inject not less than $50 million of new equity in exchange for Class A common stock and warrants exercisable no later than twelve months after their issuance. On March 31, 2009, we received from two entities affiliated with the family of the Chairman of our Board of Directors $45.0 million in exchange for 25,714,286 Class A shares and 5,500,000 warrants with an exercise price of $3.50 per warrant and an initial term of twelve months from their issuance date (March 31, 2009). Our lenders agreed that the remaining $5.0 million of equity infusion required could be generated by the exercise of the warrants by such entities in the future, with the understanding that the exercise of warrants was at the option of these entities. The $45.0 million proceeds were then applied against the future balloon payment under the Nordea senior secured credit facility due on April 1, 2009. The shares, the warrants and the shares issuable upon exercise of the warrants were subject to a 12-month lock-up period beginning with March 31, 2009.

Prior to entering into these amendments, we evaluated the possibility of a potential public equity offering but this alternative was abandoned due to the distressed market conditions at the time and because we, after consulting with our financial advisors, concluded that such a transaction would likely be unsuccessful given that we were in breach of our loan covenants at the time and the transaction would likely not be completed within the timeframe required to remediate such covenants' breach. Given the facts and circumstances discussed above, and in line with the guidance outlined in Accounting Standards Codification ASC 820-10-35-51E "Fair Value Measurements and Disclosures", we considered the sale of the securities in connection with the equity infusion to be a distressed (disorderly) transaction; accordingly, the quoted market price of the Company's shares, which ranged from $3.53 in February 2009 (when the negotiations with our lenders were initiated) to $4.52 in March 2009 (the date of issuance), was not deemed to be a representative measure for the fair value of the securities granted in that transaction.

We established a special committee of independent directors of our Board of Directors to address issues in connection with the mandated equity infusion required by our lenders and to negotiate with the entities discussed above through which the equity infusion would ultimately be made.

The special committee determined its best estimate of fair value of the securities to be issued in connection with the equity infusion by using multiple inputs from different sources, including: (a) analyst target prices, (b) multiples-based valuation, (c) option value approach, (d) and net assets value method. In addition, the special committee considered the results of such analyses as well as the following factors in developing its estimate of the fair value of the securities: (1) the 12-month lock-up period imposed on the securities to be issued, which resulted in the securities to be issued being illiquid for a period of one year, (2) the importance of the equity infusion, which was a mandatory requirement for lenders to amend the Company's senior secured credit facilities in order to avoid the consequences of a continued breach of the Company's credit facilities, (3) the relationship between the market value of the Company's assets and the level of its indebtedness, (4) the size of the equity infusion vs. the limited market liquidity, and (5) the opportunity cost of the capital contribution for other similar investment opportunities.

In order to assist the special committee with its estimate of the fair value of the securities to be issued in connection with the equity infusion, the special committee also retained an independent consulting firm to provide information for the special committee's use. The information provided by the independent firm included examples of equity placements where compliance with bank covenants, liquidity squeeze or similar circumstances made equity infusions necessary in order to "rescue" a company, which were completed at a significant issue discount. The conclusion reached by the special committee was that the fair value of the securities to be issued in this specific transaction should not be predominately based on the Company's quoted market price, as this was deemed not to be a representative measure of fair value of the securities to be issued based on the specific facts and circumstances of the transaction. Based on the various inputs discussed above, the special committee determined its best estimate of the fair value of the shares of $1.7 given the specific circumstances of the equity infusion and given the factors described above.

On March 31, 2010, the above entities exercised 1,428,572 of the warrants described above at a price of $3.50 per warrant. The related proceeds amounted to $5.0 million and were used to repay part of the Nordea credit facility on April 1, 2010.

Based on amendment to warrants dated March 26, 2010, we granted to the above entities a nine month extension until December 31, 2010 to exercise the remaining warrants or utilize cashless exercise of the remaining warrants. On November 16, 2010, an aggregate of 1,813,108 Class A common shares were issued upon the cashless exercise of all the remaining warrants at an exercise price of $3.50. The number of common shares issued in connection with the cashless exercise was based on the applicable market price of the common shares, which was $6.31.  No cash consideration was paid on the exercise of the warrants for these common shares.

Recent Developments

Loan drawdown:  On January 6, 2011, $16.1 million were drawndown under Hope Shipco LLC's credit facility to partly finance the delivery payment to the shipyard discussed below.  Hope Shipco LLC owns the vessel Mairaki.

Delivery of newbuidling:  On January 10, 2011, we took delivery of the vessel Mairaki and paid an amount of $17.6 million to the shipyard representing her delivery installment and other minor delivery costs of $0.2 million. Of this amount, $16.1 million was funded from the drawdown discussed above and the remaining amount was financed from our own funds.

Sale of vessel: On January 7, 2011, we entered into a Memorandum of Agreement (MOA) to sell the vessel Marybelle for net proceeds of approximately $9.9 million.  The vessel was delivered on February 10, 2011 and we realized a gain of approximately $1.1 million. Following the sale, an amount of approximately $7.8 million was repaid under our Nordea credit facility.

Forward Freight Agreement: In February 2011, we concluded a forward freight agreement for $19,400 per day based on the Baltic Capesize Index TC Average of specific Routes for 135 days through December 2011. The contract is effective from April 2011.

Additional security: On February 28, 2011, we entered into an amended agreement with Credit Suisse, under which on the same date an amount of $11.8 million was pledged as additional cash collateral to cover the security shortfall arising after the waiver period expiration according to the provisions of our loan agreement with Credit Suisse.

ABN swap agreement amendment: On March 30, 2011, we entered into an amended agreement with ABN.  Under the amended agreement, we shall deposit, by way of cash collateral in a retention account ("Cash Deposit Account") with the counterparty, an amount of $5.9 million, which will be used by the counterparty towards the payment of the forthcoming Floating Rate Payer payment date due on March 31, 2011 and thereafter we shall procure the transfer to the Cash Deposit Account prior to the next Floating Rate Payer payment date of an amount equal to such payment. The amended agreement provides for automatic semiannual extensions stating from June 30th 2011, until the counterparty decides at its discretion that no further extension will be granted provided that to this effect sixty days prior notice will be given to our subsidiary Hope Shipco LLC, where ABN retains the right to request an amount equal to 75% of any negative mark to market position due from us, minus any amount already deposited to the Cash Deposit Account, to be pledged in favor of the counterparty by way of cash collateral and the second mortgage and assignment of insurances and earnings over the vessel Mairaki will be lifted by ABN simultaneously with the deposit of the cash collateral.

Interest rate swap: In March 2011, we entered into an interest rate swap transaction with Eurobank EFG Private Bank Luxembourg S.A. (‘‘Eurobank’’) for a non-amortizing notional amount of $50.0 million. The interest rate swap transaction is effective from April 1, 2012 until April 1, 2015. Under its terms, we will make quarterly payments to Eurobank at a fixed rate of 1.80%, 2.25% and 2.75% for the first, second and third year, respectively, while Eurobank will make quarterly floating-rate payments of 3-month USD LIBOR to us based on the same notional amount. As per the respective ISDA agreement entered on March 29, 2011, in case the mark-to-market exposure is in excess of a threshold of $5.0 million, we may be required to provide security in the form of cash for the excess amount over the $5.0 million.  In addition, based on the same ISDA agreement, a termination event will occur if the value of the ratio of total debt, including current portion, to total assets is equal to or greater than 0.50.

B. Liquidity and Capital Resources

We operate in a capital-intensive industry, which requires extensive investment in revenue-producing assets. We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term bank debt. Our principal use of funds has been capital expenditures to grow our fleet, maintain the quality of our dry bulk vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. As of December 31, 2010, $16.1 million remained undrawn under our credit facilities and related to vessel Mairaki.

Our liquidity requirements relate to servicing our debt, funding investments in vessels, funding working capital and maintaining cash reserves. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to a deficit of $75.5 million at December 31, 2010 compared to a working capital deficit of $69.1 million at December 31, 2009.

After having addressed any issue of the possible non compliance with our Credit Suisse loan agreement as discussed above under Recent Developments, we are in compliance with our loan covenants and, although currently prevailing vessel values do not provide significant headroom with respect to the covenants linked to the fair value of the fleet,  we believe  that we will continue to be in compliance at the next loan covenant measurement dates, on the basis also of the decreasing loan outstanding balances as a result of the scheduled quarterly principal repayments. There can be no assurance however as to whether the vessel values and charter rates will further deteriorate and to what extent, and accordingly if these will be sufficient for us to be compliance with certain of our loan covenants in the future. Management is in continuous contact with the lending banks and believes that we will be in a position to cure any unlikely event of non-compliance in a timely manner. In addition, management expects that the lenders would not declare an event of default, therefore not demand immediate repayment of the loans, provided that we pay loan principal installments and accumulated or accrued interest as they fall due under our existing debt agreements. Cash being generated from operations is expected to be sufficient for this purpose for a reasonable period of time.

We believe that based upon current levels of revenue generated from our fleet employment and cash flows from operations, we will have adequate liquidity to make the required payments of principal and interest on our  debt and fund working capital requirements at least through December 31, 2011. In addition, based upon projected operating results, we believe it is probable that we will meet the financial covenants of our loan agreements at future covenant measurement dates and in the event of any loan security shortfall, we will have sufficient cash to place as additional cash collateral.

Loan Repayments

During the year ended December 31, 2010, we made regular, scheduled loan installments amounting to $89.8 million. In addition to those installments, we made the following loan repayments:

•	On March 9, 2010, Hope Shipco LLC repaid its then outstanding debt under its RBS credit facility amounting to $10.9 million.

•
On April 1, 2010, an amount of approximately $30.8 million, representing the excess cash for the six months period ended December 31, 2009 as provided in our Nordea credit facility and the proceeds received from the exercise of the warrants discussed below were paid against the balloon payment of the facility.

•	On April 30, 2010, Christine Shipco LLC repaid its then outstanding debt under its RBS credit facility amounting to $25.3 million.

•
On June 30, 2010, we notified our major lenders of our intention to make a payment of $28.0 million, in addition to the regular quarterly installment of $18.0 million due on July 1, 2010, under our Nordea credit facility. The payment was in accordance with the excess cash flow provision of the credit facility and was applied against the term loan installment due on April 1, 2016. Another $12.0 million were maintained in a pledged account to fund the capital expenditures for the newbuilding vessel. Following this total payment of $46.0 million, we have repaid the total principal amount of $455.0 million that we would have paid in accordance with the original credit facility dated April 14, 2008 and on July 1, 2010 (the payment date) we were in compliance with the relevant financial covenants as applicable after the end of the waiver period. As a result, the excess cash flow provision was terminated and the applicable margin for the interest period through December 31, 2010 decreased from 2.5% to 1.25%.

New building vessels-new loans

On February 11, 2010, we entered into a bank loan agreement for the financing of vessel Mairaki (ex-Hope) in the amount of maximum $42.0 million but in any event not more than 75% of the fair value of the vessel upon delivery. The loan, which was drawn down in various installments in line with the vessel construction progress through January 2011,  is repayable in twenty quarterly installments and a balloon payment through January 2016. The first installment will commence three months after the vessel delivery (January 10, 2011).

As of December 31, 2010, an amount of $25.9 million has been drawn down to partially finance the second, third and fourth payment installments to the shipyard upon the steel cutting and keel laying and launching, as provided in the relevant shipbuilding contract.

On April 26, 2010, we entered into a loan agreement for the post-delivery financing of the vessel Christine in the amount of the lesser of $42.0 million or 65% of the fair value of the Christine upon delivery. The loan was drawn down in full upon the vessel delivery. The loan is repayable in 26 quarterly installments and a balloon payment through December 2016.

Loan amendments

Nordea Bank and Credit Suisse Credit Facilities

On March 31, 2009 we amended the Nordea senior secured credit facility, in which Nordea Bank acts as administrative agent for secured parties comprising itself and certain other lenders, and the Credit Suisse senior secured credit facility and modified certain of the loan terms in order to comply with the financial covenants related to our vessels' market values following the significant decline in the vessel market. In particular, the amended terms of each of the credit facilities were valid until January 2,  2011 and the applicable credit facility margins increased to 2.5% and 2.25%, for the Nordea credit facility and the Credit Suisse credit facility, respectively.

Following our Nordea repayment on July 1, 2010 discussed under " — Loan Repayments" above, the related credit facility reverted to its original terms as of that date and the applicable margin for the interest period through December 31, 2010 decreased from 2.5% to 1.25% and remained at this level until the waiver period expired on January 2, 2011. We complied with all financial covenants, as applicable, after the end of the waiver period as of December 31, 2010. On January 2, 2011, the waiver period expired.

See "Recent Developments" above for a description of Credit Suisse amendment entered in February 2011.

See Item 10.C "Material Contracts" for detailed description of our material loan agreements.

Royal Bank of Scotland

On July 31, 2009, we amended the loan agreement between Hope ShipCo and RBS by extending the repayment to August 21, 2009 and increasing the interest margin to 2.25% from August 1, 2009.  The loan agreement was further amended following the restructuring of the ownership interests in the joint ventures and its repayment was extended to March 15, 2010.

 Equity Infusion

As part of the loan amendments discussed above, entities affiliated with the family of the Chairman of our Board of Directors injected $45.0 million in the Company, which was applied against the balloon payment of the Nordea senior secured credit facility. In exchange for their contribution, the entities received an aggregate of 25,714,286 Class A shares and 5,500,000 warrants, with an exercise price of $3.50 per warrant.

On March 31, 2010, these entities exercised 1,428,572 of the warrants described above at a price of $3.50 per warrant. The related proceeds amounted to $5.0 million and were used to repay part of the Nordea credit facility on April 1, 2010.

Based on amendment to warrants dated March 26, 2010, we granted to the above entities a nine month extension until December 31, 2010 to exercise the remaining warrants or utilize cashless exercise of the remaining warrants. On November 16, 2010, an aggregate of 1,813,108 Class A common shares were issued upon the cashless exercise of all the remaining warrants at an exercise price of $3.50. The number of common shares issued in connection with the cashless exercise was based on the applicable market price of the common shares, which was $6.31.  No cash consideration was paid on the exercise of the warrants for these common shares.

Equity Offering

On August 11, 2009, we completed a public equity offering of 6,000,000 shares of our Class A common stock. Total net proceeds to us from the offering were approximately $45.1 million after the payment of underwriter discounts and transaction expenses and were used against the balloon payment of our Nordea credit facility as well as to build up our committed capital expenditure reserve account as provided in the amended Nordea credit facility concluded in March 2009.

Suspension of Dividends

In February 2009, our Board of Directors suspended the payment of dividends to retain cash from operations and use it either to fund our operations or vessel acquisitions or service our debt, depending on market conditions and opportunities. We believe that this suspension will enhance our future flexibility by permitting cash flow that would have been devoted to dividends to be used for opportunities that may arise in the current marketplace. For legal and economic restrictions on the ability of the Company's subsidiaries to transfer funds to the company in the form of dividends, loans, or advances and the impact of such restrictions, see "Risk Factors–We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations" above.

Cash Flows

Our cash and cash equivalents decreased to $65.9 million as of December 31, 2010 compared to $100.1 million as of December 31, 2009. The decrease was primarily due to net cash of $158.5 million generated from operating activities partly used in investing activities of $92.8 million and in financing activities of $99.8 million.

Operating Activities

The net cash from operating activities increased by $11.2 million to $158.5 million during the year ended December 31, 2010, compared to net cash from operating activities of $147.3 million during the year ended December 31, 2009. This increase in net cash from operating activities is primarily attributable to the general increase in the hire rates prevailing in the market in the year ended December 31, 2010 as compared to the year ended December 31, 2009.

Investing Activities

Net cash used in investing activities amounted to $92.8 million during the year ended December 31, 2010, which mainly represents our capital expenditures for the new-building vessels, Christine and Mairaki (ex-Hope).

Net cash used in investing activities was $2.3 million during the year ended December 31, 2009 which is mainly a result of (i) $1.6 million, representing the net cash consideration paid to one of our joint venture partners in a transaction to acquire additional equity interests in two of our subsidiaries described in Note 3 to the consolidated financial statements, (ii) $9.6 million, representing installments paid to shipyards for our new-building vessels and other capital expenditures for vessel improvements and furniture and equipment as offset by (iii) $8.9 million, representing proceeds received from Oceanaut's liquidation and from the sale of vessel Swift.

Financing Activities

Net cash used in financing activities was $99.8 million for the year ended December 31, 2010, which was mainly the result of $184.8 million of loan repayments offset by loan drawdown of $73.0 million, $4.9 million of net proceeds from the exercise of the warrants, $4.2 million of joint ventures partners' contributions and decrease in restricted cash of $3.7 million.

Net cash used in financing activities was $154.7 million for the year ended December 31, 2009, which is mainly attributed to $216.9 million of loan repayments, principal payments partly made from the equity offering proceeds of $90.1 million and increase in restricted cash of $34.4 million. Proceeds from long-term debt amounted to $5.1 million in the year ended December 31, 2009 and capital contributions from non-controlling interest owners amounted to $3.3 million.

 Summary of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2010 (in millions):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term obligations (1)	1,198.9	110.1	221.1	356.1	511.6
Interest expense (2)	148.1	42.5	70.6	30.7	4.3
Operating lease obligations (Bareboat charters) (3)	147.4	32.8	65.7	48.9	-
Vessels under construction (4)	17.8	17.8	-	-	-
Property leases (5)	3.3	0.7	1.6	1.0	-
Total	1,515.5	203.9	359.0	436.7	515.9

(1) As of December 31, 2010, we had four term loans outstanding maturing through December 2022 and an amount of $150.0 million of un-secured Convertible Senior Notes due 2027. The above table also includes a $40.0 million loan outstanding under our joint venture that owns the vessel Christine. The above table does not reflect the loan repayment and respective loan repayment revision under our Nordea credit facility following the sale of vessel Marybelle.

 (2) With the exception of the Convertible Senior Notes due in 2027, which bear interest at an annual rate of 1.875%, all other debt bears interest at LIBOR plus a margin. For the calculation of the contractual interest expense obligations in the table above, for all years a LIBOR rate of 0.30281% was used, based on the 3 months LIBOR as at December 31, 2010 plus the applicable margin. The interest rate of 1.875% was used for the Convertible Senior Notes due in 2027. Derivative contracts were also included in calculations.

 (3) The amount relates to the bareboat hire to be paid for seven vessels chartered-in under bareboat charter agreements expiring in July 2015.

(4) The amount relates to the total contractual obligations for the installment payments due on vessel Mairaki (ex-Hope). The above table does not reflect the purchase price of $310.8 million ($155.4 million of which represents the Company's participation in the joint ventures) for the construction of four Capesize vessels of the joint ventures for which no refund guarantee has been provided by the shipyard and the construction of which has not yet commenced. Therefore, these vessels may be delivered late or not delivered at all. Until the refund guarantee is received, no installments will be made and therefore the commitments under the agreements have not been incorporated into the table above.

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

Since early 2010, the charter rates in the dry bulk charter market have increased, albeit on average only representing approximately 43% of the average 2008 values as gauged by the Baltic Dry Index (BDI). The dry bulk vessel values have recovered somewhat, but remain inferior to the values seen in 2008. The liquidity of the asset market is still impaired as a result of a slowdown in the availability of global credit and the significant relative deterioration in charter rates. Although improving market conditions have already affected our quarter on quarter earnings for 2010, we expect our earnings growth to be subdued in 2011, if the historical seasonal increase in charter hire rates in the winter months fails to materialize. Although charter rates have increased from their low levels experienced at the end of 2008 and beginning of 2009, they remain well below the average daily charter rates we achieved in 2009 and we can not assure investors that we will be able to employ our vessels at rates similar to their current employments.

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

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, age and position within the Company of each of its current executive officers and directors. On December 30, 2002, the shareholders voted to amend the Company's Articles of Incorporation to eliminate the classification of the Company's directors. Accordingly, all directors serve for one year terms. On October 7, 2010, the Company's shareholders voted to set the Board's composition at seven directors.   Effective February 2011, one of the directors, Mr. Papatrifon, resigned as a director of the Company, leaving a seat on the Board that is currently vacant.  The following table sets forth the name, age and position of each of the current executive officers, executive and non-executive directors of the Company.

Name	Age	Position
Gabriel Panayotides	56	Chairman, President and Director
Pavlos Kanellopoulos	41	Chief Financial Officer
Ismini Panayotides	28	Business Development Officer
Frithjof Platou	73	Director
Evangelos Macris	60	Director
Apostolos Kontoyannis	62	Director
Trevor J. Williams	68	Director
Hans J. Mende	67	Director

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

Pavlos Kanellopoulos was appointed Chief Financial Officer in April 2010. Mr. Kanellopoulos has 15 years of experience in banking and finance positions, mostly at a senior level. He started his career in the International Banking Division of the Bank of Tokyo-Mitsubishi in London. Since 2003, Mr. Kanellopoulos held CFO positions with companies in the manufacturing and TMT sectors, most recently as Group CFO at Forthnet SA, the largest alternative telecom and pay-TV operator in Greece. Mr. Kanellopoulos has studied at the Athens University of Economics, the University of Warwick and the London School of Economics and holds a BSc and MSc (Econ).

Ismini Panayotides has been Business Development Officer at Excel Maritime Carriers Ltd. since March 2006 and Secretary of the Board of Directors since September 2008. She completed her studies in 2005, and has been working intermittently with her undergraduate and graduate studies in the chartering and operations departments of Excel Maritime Carriers Ltd. as well as in the management of Maryville Maritime Inc., a wholly-owned subsidiary of Excel, since 1999. Ms. Panayotides is the daughter of our Chairman and President, and holds an undergraduate (BA) degree from the School of Management, Boston University (2004), and a Master of Science (MSc) in Shipping Trade and Finance from City University, Cass Business School, in London (2005).

Frithjof Platou, a Norwegian citizen, is an independent Director, as determined by the Board, and has served as a Director since July 2005. He has broad experience in shipping and project finance, ship broking, ship agency and trading and has served on the Boards of several companies in the U.K. and Norway. Since 1984, he has managed his own financial consulting and advisory company, Stoud & Co Limited, specializing in corporate and project finance for the shipping, offshore oil & gas and various other industries. He was head of the shipping and offshore departments at Den Norske Creditbank and Nordic Bank as well as at American Express Bank. Mr. Platou holds a degree in Business Administration from the University of Geneva, speaks and writes fluent Norwegian, English, French and German, has a reasonable knowledge of Spanish and a basic understanding of Japanese.

Evangelos Macris is an independent Director, as determined by the Board, and has served as a Director since July 2005. He is a member of the Bar Association of Athens and is the founding partner of Evangelos S. Macris Law Office, a Piraeus based office specializing in Shipping Law. He holds a degree in Economics and Political Science from the Pantion University in Athens and a Law Degree from the University of Athens, as well as a post graduate degree in Shipping Law from the University of London, University College.

Apostolos Kontoyannis is an independent Director, as determined by the Board, and has served as a Director since July 2005. He is the Chairman of Investments and Finance Ltd., a financial consultancy firm he founded in 1987, that specializes in financial and structuring issues relating to the Greek maritime industry, with offices in Piraeus and London. Previously, he was employed by Chase Manhattan Bank N.A. in Frankfurt (Corporate Bank), London (Head of Shipping Finance South Western European Region) and Piraeus (Manager, Ship Finance Group) from 1975 to 1987. Mr. Kontoyannis holds a bachelors degree in Finance and Marketing and an M.B.A. in Finance from Boston University.

Trevor J. Williams, a Bermuda citizen, served as a Director of the Company from November 1988 to April 2008. In September 2008, Mr. Williams was elected to our Board once again. Mr. Williams is a Chartered Accountant and started his shipping career with the Anglo Norness Shipping Group in 1966 and subsequently worked for Mobil Oil Corp and the Mundogas Group of companies as the CFO from 1972 until 1985. Mundogas was a principal owner of LPG vessels trading worldwide. From 1985 until March 31, 2011 Mr. Williams was engaged as President and Director of Consolidated Services Limited, a Bermuda-based firm providing management services to the shipping industry. Mr. Williams is retained by Consolidated Services Ltd. as an advisor on shipping matters.

Hans J. Mende has been a non-independent member of our Board since April 2008 and was formerly a director of Quintana. Mr. Mende also serves as Chairman of the Board of Directors of Alpha Natural Resources, Inc. and is a director of Foundation Coal Holdings, Inc., both of which are coal companies. Since 1986, when he co-founded AMCI International, Inc., or AMCI, a mining and trading company, he has served as AMCI's President and Chief Operating Officer. Prior to founding AMCI, Mr. Mende was employed by the Thyssen Group, one of the largest German multinational companies with interests in steel making and general heavy industrial production, in various senior executive positions. At the time of his departure from Thyssen Group, Mr. Mende was President of its international trading company.

 B. Compensation

For the year ended December 31, 2010, we paid aggregate directors fees of $0.3 million. The aggregate compensation to the executive officers and directors for the year ended December 31, 2010 was $4.4 million, inclusive of annual bonuses as approved by the Compensation Committee. We have consulting agreements with companies affiliated with certain officers and directors of our company in order to compensate them for services rendered outside Greece. The consulting agreements do not have an expiration date. We do not have a retirement plan for our executive officers or directors.

Stock Option Plan

There are no further obligations under the stock option plan.

Incentives Program

On March 11, 2009, based on proposals of the Compensation Committee and following the approval of the Company's Board of Directors, 180,000 restricted shares of the Company's Class A common stock were granted in the aggregate to the Company's Chief Operating and Chief Financial officers.  These shares vested on July 1, 2009.

On July 8, 2009, based on proposals of the Compensation Committee and following the approval of the Company's Board of Directors, 2,000,000 restricted shares of the Company's  Class A common stock were granted to the Chairman of the Company's Board of Directors. 666,000 of these shares vested immediately upon granting, 666,000 of these shares vested on December 31, 2009, and the remaining 668,000 of these shares vested on December 31, 2010.

On October 26, 2009, the Board of Directors approved the grant of 105,000 shares of the Company's Class A common stock to its independent directors to be vested by 50% immediately and 50% on June 30, 2010. The stock granted is being recognized as expense over the vesting period based on its fair value on the grant date.

On April 1, 2010, the Board of Directors approved the grant of 299,164 shares of the Company's Class A common stock in the form of restricted stock units to certain of its employees to be vested by 33.3% on April 1, 2011, 2012 and 2013. The restricted stock units granted will be recognized as expense over the vesting period based on their fair value on the grant date.

On July 7, 2010, based on proposals of the Compensation Committee and following the approval of the Company's Board of Directors, 1,965,000 restricted shares of the Company's Class A common stock and 35,000 restricted shares of the Company's Class B common stock were granted to the Chairman of the Company's Board of Directors and issued to a company controlled by him. 655,000 of the Class A shares and all of the Class B shares vested immediately upon granting, 655,000 of the Class A shares will vest on July 7, 2011, and the remaining 655,000 of the Class A shares will vest on July 7, 2012.

C. Board Practices

All directors serve until the Annual General Meeting of Shareholders in 2011 and the due nomination, election and qualification of their successors.

The term of office for each director commences from the date of his election and expires on the date of the next scheduled Annual General Meeting of Shareholders.

The Board and the Company's management have engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC.

As a foreign private issuer, as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Company is permitted to follow certain corporate governance rules of its home country in lieu of the NYSE's corporate governance rules, or the NYSE Rules. The Company complies fully with the NYSE Rules, except that the Company's corporate governance practices deviate with respect to NYSE Rule 303A.08, which requires the Company to obtain prior shareholder approval to adopt or revise any equity compensation plans and the issuance of shares in excess of 20% of the outstanding shares not beneficially owned by our affiliates, provided that our Board of Directors approves such action.

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

Compensation Committee

The members of the Compensation Committee are Messrs. Frithjof Platou, Apostolos Kontoyannis, and Evangelos Macris, each of whom is an independent Director. Mr Platou is Chairman of the Compensation Committee. The Compensation Committee is appointed by the Board.

Nomination and Corporate Governance Committee

The members of the Nomination Committee are Messrs Evangelos Macris, Trevor J. Williams and Apostolos Kontoyannis, each of whom is an independent director. Mr Macris is Chairman of the Committee. The Nomination Committee is appointed by the Board.

D. Employees

We currently employ approximately 1,086 seafarers on-board our vessels and 145 land-based employees in our Athens office. Our shore-based employees are covered by industry-wide collective bargaining agreements that set basic standards of employment.

E. Share Ownership

The shares of common stock beneficially owned by our directors and senior managers are disclosed below in "Item 7. Major Shareholders and Related Party Transactions."

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth, as of December 31, 2010, certain information regarding the ownership of the Company's outstanding common securities by each person known by the Company to own more than 5% of such securities and all the directors and senior management as a group.

Name of Shareholder	Number and percentage of Class A common shares owned		Number and percentage of Class B common shares owned

Argon S.A (1)	5,032,520	(5.9%)	-
Boston Industries S.A. (2)	**		55,676 (30.8%)
Tanew Holdings Inc. (3)	14,477,983	(17.0%)	-
Lhada Holdings Inc. (4)	14,477,983	(17.0%)	-

Name of Shareholder	Number and percentage of Class A common shares owned		Number and percentage of Class B common shares owned

Officers & Directors:
Gabriel Panayotides (5)	33,170,966	(39.0%)	65,800 (36.4%)
Evangelos Macris	**		-
Trevor Williams	**		-
Apostolos Kontoyannis	**		-
Hans Mende (6)	958,253	(1.1%)	-
Ismini Panayotides (7)	5,032,520	(5.9%)	-

All officers & Directors	39,236,739	(46.2%)	65,800 (36.4%)

* Less than 5%.

** Less than 1%

Our major shareholders and Officers and Directors do not have different rights from other shareholders in the same class.

To our knowledge, there are no arrangements, the operation of which may, at a subsequent date, result in a change in control.

(1) Argon S.A. is holding these shares pursuant to a trust in favor of Starling Trading Co, a corporation whose sole shareholder is Ms. Ismini Panayotides, the daughter of our Chairman. Ms. Panayotides has no power of voting or disposition of these shares, and disclaims beneficial ownership of these shares except to the extent of her securing interest.

(2) Boston Industries S.A. is controlled by Mrs. Mary Panayotides, the spouse of Chairman of our Board of Directors. Mrs. Panayotides has no power of voting or disposition of these shares and disclaims beneficial ownership of these shares.

(3) Tanew Holdings Inc. is controlled by members of the family of Mr. Panayotides, the Chairman of our Board of Directors. Mr. Panayotides disclaims beneficial ownership of such shares except with respect to his voting and dispositive interests in such shares.  Mr. Panayotides has no pecuniary interest in such shares.

(4) Lhada Holdings Inc. is controlled by members of the family of Mr. Panayotides, the Chairman of our Board of Directors. Mr. Panayotides disclaims beneficial ownership of such shares except with respect to his voting and dispositive interests in such shares.  Mr. Panayotides has no pecuniary interest in such shares.

(5) Included in the Class A shares are (i) 14,477,983 shares owned by Tanew Holdings Inc., a company controlled by members of Mr. Panayotides' family, (ii) 14,477,983 shares owned by Lhada Holdings Inc., a company controlled by members of Mr. Panayotides' family, and (iii) 1,965,000 shares owned by Norma Investment Co. Ltd., a company controlled by Mr. Panayotides. Class B shares represent stock based awards granted to the Chairman of the Board of Directors during 2006, 2008 and 2010. Mr. Panayotides disclaims beneficial ownership of the 28,955,966 shares owned by Tanew Holdings Inc.and Lhada Holdings Inc., except with respect to his voting and dispositive interests in such shares.

(6) Includes 934,181 shares of our Class A common stock held by AMCI Acquisition II, LLC, a limited liability company indirectly controlled by Mr. Mende and 24,072 shares of our Class A common stock owned by a trust of which Mr. Mende is the sole trustee.

(7) Includes 5,032,520 shares of our Class A common stock held by Argon S.A., which holds the shares  pursuant to a trust in favor of Starling Trading Co, a corporation whose sole shareholder is Ms. Ismini Panayotides, the daughter of our Chairman. Ms. Panayotides has no power of voting or disposition of these shares, and disclaims beneficial ownership of these shares except to the extent of her securing interest.

B. Related Party Transactions

Commercial Services

We have a brokering agreement with an entity affiliated with our Chairman of the Board of Directors according to which we are being provided with brokerage services for the employment and chartering of our vessels for a commission fee equal to 1.25% of the revenue of each contract. Commissions charged under this agreement for the year ended December 31, 2010 amounted to $3.0 million.

In addition, the charter parties of the vessels Lowlands Beilun, Sandra, Christine and Mairaki (which expire in the years through February 2016) provide for a commission fee equal to 1% of the revenue earned to be paid in favor of an entity affiliated with one of the Company's directors.  Commissions charged under this agreement for the year ended December 31, 2010 amounted to $0.2 million.

Management Services Provided to Related Ship-Owning Companies

During the years ended December 31, 2008, 2009 and 2010, our wholly-owned subsidiary Maryville provided shipping services to two related ship-owning companies, which are affiliated with the Chairman of our Board of Directors. The revenues earned for the years ended December 31, 2008, 2009 and 2010 amounted to $0.9 million, $0.5 million and $0.4 million, respectively. During the year ended December 31, 2010, one of the above entities sold its vessel and Maryville ceased to provide technical services to the company.

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

The 5,500,000 warrants had an exercise period that ran from April 1, 2009 through March 31, 2010. On March 31, 2010, the entities exercised 1,428,572 warrants to purchase respective Class A common stock at a price of $3.50 per warrant. The related proceeds amounted to $5.0 million and were used to repay part of the Nordea credit facility on April 1, 2010. Based on amendment to warrants dated March 26, 2010, we granted to the above entities a nine month extension until December 31, 2010 in order to exercise the remaining warrants or utilize cashless exercise of the remaining warrants.

On November 16, 2010, the remaining 4,071,428 warrants were exercised on a cashless basis at an exercise price of $3.50 and converted to an aggregate of 1,813,108 Class A common shares. The number of common shares issued in connection with the cashless exercise was based on the applicable market price of the common shares, which was $6.31. No cash consideration was paid on the exercise of the warrants for these common shares.

Please see Item 5. Operating and Financial Review and Prospects-Critical Accounting policies for additional details.

Joint Ventures Restructuring

On October 27, 2009 we and one of our joint venture partners completed two agreements for the transfer/exchange of ownership interests in three of the joint venture companies discussed in Note 3 to our consolidated financial statements in "Item 18, Financial Statements."  Based on the agreements concluded, we agreed to sell our 50% ownership interest in Lillie Shipco LLC to AMCIC for a consideration of $1.2 million and the transfer by AMCIC to us of its 50% ownership interest in Hope Shipco LLC. In addition, AMCIC sold its 28.6% ownership interest in Christine Shipco LLC to us for a consideration of $2.8 million. Both agreements were conditional to the satisfaction of various customary conditions precedent, as well as to the execution of another agreement between companies affiliated with members of our Board of Directors, such agreement being economically unrelated to the transaction described above. Following the completion of the transaction, we became 100% owner of Hope Shipco LLC and increased our interest in Christine Shipco LLC to 71.4%. No change has been incurred in our participation in the remaining four joint venture ship-owning companies.

C. Interest of Experts and Counsel

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

The Company was a defendant in an action commenced in the Supreme Court of the State of New York, New York County on August 21, 2008 by the Company's former Chief Executive Officer, Mr. Christopher I. Georgakis, who resigned in February 2008, entitled Georgakis v. Excel Maritime Carriers, Ltd., Index No.650322/08. In his Complaint, Mr. Georgakis alleged that the Company was liable for breach of a November 1, 2004 stock option agreement, common law fraud in connection with the stock option agreement and for defamation arising from a statement on a Form 6-K submitted to the SEC. Mr. Georgakis sought at least $14,818,000 in damages (including $5.0 million in punitive damages) and attorneys' fees and costs. On January 2, 2009, the Company made a motion to dismiss the action for lack of personal jurisdiction and for forum non conveniens, which was denied by the Supreme Court on October 23, 2009. The Company has filed an appeal, requesting from the Appellate Division to reverse the decision of the Supreme Court and to dismiss the action. On April 13, 2010, the Appellate Division unanimously reversed the decision of the Supreme Court and dismissed Mr. Georgakis' complaint in its entirety for lack of personal jurisdiction and also on the ground of forum non conveniens.

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

The table below sets forth the high and low closing prices for each of the periods indicated for shares of our Class A common stock. The high and low closing prices for shares of our Class A common stock, by year, from 2006 to 2010 were as follows:

For The Year Ended	NYSE Low (US$)	NYSE High (US$)

December 31, 2006	7.66	14.61
December 31, 2007	14.71	81.38
December 31, 2008	3.61	57.72
December 31, 2009	3.17	11.23
December 31, 2010	4.71	7.47

The high and low closing prices for shares of our Class A common stock, by quarter, in 2008, 2009 and 2010 were as follows:

For The Quarter Ended	NYSE Low (US$)	NYSE High (US$)

March 31, 2009	3.17	9.03
June 30, 2009	4.74	11.23
September 30, 2009	5.97	9.90
December 31, 2009	5.50	8.40
March 31, 2010	5.13	7.42
June 30, 2010	4.98	7.47
September 30, 2010	4.71	6.22
December 31, 2010	5.46	6.51

The high and low closing prices for shares of our Class A common stock for the most recent six months for each month were as follows:

For The Months Ended	NYSE Low (US$)	NYSE High (US$)

September 2010	5.17	5.64
October 2010	5.46	5.96
November 2010	5.53	6.51
December 2010	5.53	6.01
January 2011	4.53	5.77
February 2011	4.53	5.26
March 1, 2011 to March 30, 2011	4.23	4.93

On December 31, 2010, the closing price of shares of our Class A common stock as quoted on the NYSE was $5.63. At that date, there were 84,946,779 Class A and 180,746 Class B shares of common stock issued and outstanding.

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

At a special meeting of shareholders on April 1, 2008, the shareholders approved an amendment to the Articles that added a new Article TWELFTH, or the New Article. The New Article provided that, for a period ending one year after the closing date of the acquisition of Quintana, or April 15, 2008, the Board would consist of seven or eight directors. Immediately following the approval of the New Article, the Board's composition was set at eight directors. The New Article further provided for a newly created class of directors, and, pursuant to the Merger Agreement, this new class comprised three former officers or directors of Quintana: Paul J. Cornell, Hans J. Mende, and Corbin J. Robertson, III. At the Annual General Meeting of the Company's shareholders held on September 15, 2008, the shareholders approved an amendment to the New Article that increased the Board's composition to nine directors. The New Article lapsed by its own terms on April 15, 2009.  At the Annual General Meeting of the Company's shareholders in 2009, the Board's composition was set at six directors, and in 2010 at seven directors. Effective February 2011, one of the directors, Mr. Papatrifon resigned as a director of the Company, leaving a seat on the board that is currently vacant.

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

C. Material Contracts

Loan Agreements

Nordea Bank Finland PLC Senior Secured Credit Facility

In connection with the Quintana Merger in 2008, we entered into the Nordea credit facility, in which Nordea Bank Finland plc, or Nordea, acts as administrative agent for various secured parties comprising itself and certain other lenders. The Nordea credit facility matures in April 2016 and consists of a $1.0 billion senior secured term loan and a $400.0 million senior secured revolving credit facility. The term loan amortizes in 32 quarterly installments.

The full amount of the loans was drawn down on April 15, 2008 and was used primarily to finance the cash consideration paid to shareholders of Quintana and to refinance the outstanding debt of Quintana and the outstanding balance of $175.9 million under our previous loan agreements.

The term loan and the revolving loan currently bear interest at LIBOR plus a margin of 1.25% per annum.

On March 31, 2009, we concluded an amendment agreement to the Nordea credit facility and modified certain of the loan terms in order to comply with the financial covenants that make use of the vessels' market values following the significant decline in the market. In addition, in accordance with the amended terms, the loan repayment schedule was modified to defer an amount of $150.5 million as a balloon payment with the final installment. This amendment expired by its terms and the Nordea senior secured credit facility reverted to its original terms on January 2, 2011.

On June 1, 2010, we concluded an amended agreement in relation to the facility and modified certain of its terms relating to long-term fleet employment requirement for the collateral vessels. According to the amended terms, on and after December 31, 2010 and up to December 31, 2013, we are required to employ under time charters no fewer than 50% of the collateral vessel's total available calendar days for the period of the next 12 months from each semi-annual measurement date.

In addition, on December 23, 2010, we concluded an amended agreement in relation to the facility which provided that the aggregate fair market value of the collateral vessels at all times is not less than 135% of the then aggregate outstanding principal amount of the credit facility provided that we have 45 days to cure any default under this particular covenant so long as the default was not the result of a voluntary vessel disposition.

The Nordea credit facility is guaranteed by our vessel-owning subsidiaries and certain of our other direct and indirect subsidiaries and amounts drawn under the Nordea credit facility are secured by (among other assets) (i) a first priority mortgage over, and an assignment of insurances and assignment of earnings with respect to, each of the vessels we own except the Mairouli, July M, Mairaki and Christine, which we refer to collectively as the collateral vessels, (ii) assignments of earnings, subject to the rights of existing financing parties, with respect to seven vessels that we now operate under bareboat charters, which we refer to as the designated vessels, (iii) an assignment of charter for each collateral vessel and designated vessel (to the extent we receive the consent of the relevant charterer), (iv) manager's undertakings and an assignment of management agreement for each collateral vessel and designated vessel, (v) account pledge agreements for each collateral vessel and designated vessel and (vi) a pledge of shares of our subsidiaries that guarantee the Nordea credit facility and certain other of our material subsidiaries. The Nordea credit facility contains certain affirmative and negative covenants and restricts the ability of our subsidiaries to incur or guarantee indebtedness.

The Nordea credit facility contains financial covenants and an additional security clause requiring us to:

•
Maintain a ratio of total debt, less cash and cash equivalents to aggregate market value adjusted total assets, less cash and cash equivalents of no greater than 0.7 to 1.0 at all times. Under the credit facility, total debt is defined with respect to us and our consolidated subsidiaries as the aggregate sum of all indebtedness as reflected on our consolidated balance sheet;

•	Maintain, at the end of each fiscal quarter, a ratio of EBITDA to gross interest expense for the four fiscal quarters ended as of the end of such quarter greater than 3.0 to 1.0;

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

•	Maintain, at the end of each fiscal quarter, a book net worth of greater than $750.0 million;

•	Maintain a minimum of cash and cash equivalents of no less than $1.0 million per collateral vessel;

•
Ensure that the aggregate fair market value of the collateral vessels shall at all times be at least 135% of the then aggregate outstanding principal amount of the Nordea credit facility, provided that we have 45 days to cure any default under this particular covenant so long as the default was not the result of a voluntary vessel disposition.

The Nordea facility also provides that if we fail to pay any amount payable in respect of any indebtedness that is outstanding of at least $15 million either individually or in the aggregate, when this becomes due and payable and such failure continues after the applicable grace period; or if any other event shall occur related to such indebtedness which will accelerate or permit acceleration of its specified maturity, this would constitute an event of default.

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

Under the Nordea facility, dividends can be declared and paid as long as we are in compliance with all above covenants and no event of default exists or would result upon giving effect to such dividend, while no repurchase of convertible notes can be effected unless through the concept of exchange offerings (i.e. without any cash outflow for us) as well as we will not, and will not permit any of our subsidiaries to, make any cash share buybacks.

As of December 31, 2010, we had $920.0 million outstanding under this facility.

Credit Suisse Credit Facility

In November 2007, two of our vessel-owning subsidiaries entered into the Credit Suisse credit facility for an amount of $75.6 million in order to partly finance the acquisition cost of the vessels Mairouli and July M. The loan, which bears interest at LIBOR plus a margin, amortizes in 60 quarterly equal installments through December 2022 including a balloon payment together with the last installment.

For the period starting on March 31, 2009 and ended on January 1, 2011, the facility had an interest rate of LIBOR plus 2.25% per annum. Effective January 2, 2011, the facility bears interest at LIBOR plus a margin of 0.675% per annum.

On March 31, 2009, we concluded a first supplemental agreement to the Credit Suisse credit facility and modified for a period until January 1, 2011 certain of its terms in order to comply with the financial covenants that make use of the vessels' market values following the significant decline in the market. This amendment expired by its terms and the Credit Suisse senior secured credit facility has reverted to its original terms on January 2, 2011.

The Credit Suisse credit facility is guaranteed by Excel Maritime Carriers Ltd. and secured by (among other assets) (i) a first priority mortgage over, and an assignment of insurances and earnings with respect to, each of the vessels Mairouli and July M, (ii) manager's undertakings and an assignment of management agreement for each of the two vessels, and (iii) account pledge agreements for each of the two vessels. The Credit Suisse credit facility contains certain affirmative and negative covenants that, among other things, prohibit the guarantee of indebtedness by the borrowers and prohibit dividends by the borrowers if an event of default has occurred.

On February 28, 2011, we entered into an amended agreement with Credit Suisse, under which on the same date an amount of $11.8 million was pledged as additional cash collateral to cover the security shortfall arising after the waiver period expiration according to the provisions of our loan agreement with Credit Suisse.

The Credit Suisse credit facility contains financial covenants and an additional security clause requiring us to:

•
Maintain a ratio of total indebtedness, less cash and cash equivalents to total capitalization (total debt plus shareholder's equity adjusted by the market value of the fleet vessels), of no greater than 0.7 to 1.0 at all times;

•	Maintain, on a trailing twelve months basis, a ratio of EBITDA to net interest expense greater than 2.0 to 1.0;

•	Maintain a market value net worth of at least $150.0 million;

•	Maintain a minimum of available cash and marketable securities of an amount not less than $1.0 million per each vessel that is wholly owned by us or our subsidiaries; and

•	Ensure that the aggregate fair market value of the borrowers' vessels shall at all times be at least 125% of the outstanding amount of the loan.

The Credit Suisse credit facility also contains cross default provisions according to which, if any of our financial indebtedness is not paid when due or within the applicable grace period or it is declared to be, or is capable of being declared to be, due and payable before its specified maturity, this would constitute an event of default.

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

As of December 31, 2010, we had $63.0 million outstanding under this facility.

Newbuilding Contracts

 On acquiring Quintana, the Company assumed Quintana's agreements to acquire seven newbuilding Capesize vessels through joint ventures, all of which were entered by Quintana in April 2007. One of the ventures, Christine Shipco, was a joint venture among the Company, RMI, and AMCIC, an affiliate of Hans J. Mende, a member of our Board, to purchase the Christine, a newbuilding 180,000 dwt Capesize dry bulk carrier that was delivered on April 30, 2010 at a total cost of approximately $72.5 million. As successor to Quintana, the Company originally owned 42.8% of Christine Shipco, and each of RMI and AMCIC originally owned a 28.6% stake.

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

On March 31, 2010, these entities exercised 1,428,572 of the warrants described above at a price of $3.50 per warrant. The related proceeds amounted to $5.0 million and were used to repay part of the Nordea credit facility on April 1, 2010.

Based on the amendment to warrants dated March 26, 2010, we granted to the above entities a nine-month extension until December 31, 2010 to exercise the remaining warrants or utilize cashless exercise of the remaining warrants. On November 16, 2010, an aggregate of 1,813,108 Class A common shares were issued upon the cashless exercise of all the remaining warrants at an exercise price of $3.50. The number of common shares issued in connection with the cashless exercise was based on the applicable market price of the common shares, which was $6.31.  No cash consideration was paid on the exercise of the warrants for these common shares.

Please see Item 5. Operating and Financial Review and Prospects-Critical Accounting policies.

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

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping such as ourselves will not be subject to tax under the new act retroactive to January 1, 2001, or the New Regulations. In addition, the Liberian Ministry of Justice issued an opinion that the new regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, we and our Liberian subsidiaries will be wholly exempt from Liberian income tax as under Prior Law.  In 2009, the Liberian Congress enacted the Economic Stimulus Taxation Act of 2009, which reinstates the treatment of non-resident Liberian corporation, such as our Liberian subsidiaries, under Prior Law retroactive to January 1, 2001.  This legislation will become effective when it is finally published by the Liberian government.

In 2009, the Liberian Congress enacted the Economic Stimulus Taxation Act of 2009, which reinstates the treatment of non-resident Liberian corporations, such as us and our Liberian subsidiaries, under Prior Law retroactive to January 2001. This legislation will become effective when it is finally published by the Liberian government.

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

Section 887

Since we do not qualify for exemption under section 883 of the Code for taxable years beginning on or after January 1, 2005, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as discussed below, is subject to a 4% tax imposed by section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income is treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income will never exceed 2% under the 4% gross basis tax regime. This tax was $0.8 million, $0.7 million and $0.8 million for the tax years 2008, 2009 and 2010, respectively. Shipping income from each voyage is equal to the product of (i) the number of days in each voyage and (ii) the daily charter rate paid to the Company by the Charterer. For calculating taxable shipping income, days spent loading and unloading cargo in the port were not included in the number of days in the voyage. We believe that our position of excluding days spent loading and unloading cargo in the port meets the more likely than not criterion to be sustained upon a future tax examination; however, there can be no assurance that the IRS would agree with our position. Had we included the days spent loading and unloading cargo in the port, additional taxes would amount to approximately $0.3 million, $0.2 million and $0.3 million for the tax years 2008, 2009 and 2010, respectively.

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

Dividends paid on shares of our common stock to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2012) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the NYSE, on which shares of our Class A common stock are listed); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.

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

As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a QEF election. As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below. For taxable years beginning on or after March 18, 2010, a U.S. Holder of shares in a passive foreign investment company will be required to file an annual information return containing information regarding the passive foreign investment company as required by applicable Treasury Regulations.

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

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

We expect to generate all of our revenue in U.S. Dollars. The majority of our operating expenses and management expenses are in U.S. Dollars and we expect to incur approximately 22% of our operating expenses in currencies other than the U.S. Dollar, the majority being denominated in Euro. This difference could lead to fluctuations in net income due to changes in the value of the U.S. Dollar relative to other currencies, but we do not expect such fluctuations to be material.

We were not party to any foreign currency exchange contracts during 2008, 2009 and 2010 until we entered into a foreign currency option with Eurobank EFG Private Bank Luxembourg S.A. on November 25, 2010 for a period of one year commencing on January 18, 2011 and ending December 16, 2011, under which we exchange USD with EUR for a total notional amount of up to 4.8 million EUR separated into monthly tranches of 0.4 million EUR at specific dates of each month, to which we will refer as Reference Dates. The rate of exchange varies based on the spot rate of EUR/USD on a specific time of each Reference Date as defined in the respective agreement. On each Reference Date, one of the following three scenarios will apply: (a) if the EUR/USD spot rate is above 1.34, we have the option to exchange at the rate of 1.34, (b) if the EUR/USD spot rate is higher than 1.284 and lower or equal to 1.34, we have the option to exchange at the spot rate, (c) if EUR/USD spot rate is at or below 1.284, we are obliged to exchange at the rate of 1.34.

For accounting purposes, expenses incurred in Euros are translated into U.S. Dollars at the exchange rate prevailing on the date of each transaction.

Inflation Risk

Although inflation has had a moderate impact on our fleet's operating and voyage expenses in recent years, management does not consider inflation to be a significant risk to operating or voyage costs in the current economic environment. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.

Interest Rate Risk

The shipping industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings.

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the current year by approximately $5.1 million based upon our debt level during 2010.

The following table sets forth the sensitivity of our long-term debt including the effect of our derivative contracts in U.S. dollars to a 100 basis points increase in LIBOR during the next five years on the same basis.

Net Difference in Earnings and Cash Flows (in $ millions):

Year	Amount

2011	$4.8
2012	$4.3
2013	$3.9
2014	$4.7
2015	$5.4

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and derivative contracts (interest rate swaps). We place our cash and cash equivalents, consisting mostly of deposits, with reputable financial institutions. We perform periodic evaluations of the relative credit standing of those financial institutions. We limit our credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition. We do not obtain rights to collateral to reduce our credit risk. We are exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, we limit its exposure by diversifying among counter parties with high credit ratings.

Interest rate swaps

We are exposed to interest rate fluctuations associated with our variable rate borrowings, and our objective is to manage the impact of such fluctuations on earnings and cash flows of our borrowings. In this respect, we use interest rate swaps to manage net exposure to interest rate fluctuations related to our borrowings and to lower our overall borrowing costs. As of December 31, 2010, we had two interest rate swaps outstanding with a total notional amount of approximately $553.2 million. One of these interest rate swap agreements (with a total notional amount of $504.0 million) does not qualify for hedge accounting, and changes in its fair value are reflected in our earnings.  The change in fair value of the swap that qualifies for hedge accounting is reflected in Accumulated Other Comprehensive Loss.  The fair values of our interest rate swaps equate to the amount that would be paid or received by us if the agreements were cancelled at the reporting date, taking into account current market data per instrument and our or counterparty's  creditworthiness, as appropriate.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities
Not applicable

B.	Warrants and Rights
Not applicable

C.	Other Securities
Not applicable

D.	American Depositary Shares
None

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15 - CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.

Management, with the participation of our President and our Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this annual report (as of December 31, 2010). Based on that evaluation, the President and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date to ensure that information required to be disclosed by the Company in the reports that it files or submits to the SEC under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

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

Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2010 is effective.

(c) Attestation Report of Independent Registered Public Accounting Firm

The independent registered public accounting firm Ernst Young (Hellas) Certified Auditors Accountants S.A., that audited the consolidated financial statements of the Company for the year ended December 31, 2010, included in this annual report, has issued an attestation report on the Company's internal control over financial reporting, appearing under Item 18, and such report is incorporated herein by reference.

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

ITEM 16B.  Code of Ethics

The Company has adopted a code of ethics that applies to all employees, directors, officers, agents and affiliates of the Company. A copy of our code of ethics is attached hereto as Exhibit 11.1. We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of the Legal Manager at the Company's registered address and phone number. In addition, our code of ethics is available on our website at www.excelmaritime.com.

ITEM 16C.  Principal Accountant Fees and Services

Our principal accountants, Ernst & Young (Hellas), Certified Auditors Accountants S.A., have billed us for audit, audit-related and non-audit services as follows (in Euros):

	2009	2010
Audit fees	702,750	695,000
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total	702,750	695,000

Audit fees in 2009 and 2010 relate to the audit of our consolidated financial statements and the audit of our internal control over financial reporting and audit services provided in connection with SAS 100 reviews and and other filings and registration of shares of common stock.

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

ITEM 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
March 30, 2009(1)	25,714,286	$1.75	N/A	N/A
March 31, 2010(2)	1,428,572	$3.50	N/A	N/A
December 31, 2010(3)	1,813,108	$-	N/A	N/A

(1)
As part of the amendments to the Nordea credit facility and the Credit Suisse credit facility, entities affiliated with the family of the Chairman of our Board of Directors injected $45.0 million in the Company, which was applied against the balloon payment of the Nordea credit facility. In exchange for their contribution, the entities received an aggregate of 25,714,286 shares of Class A common stock and 5,500,000 warrants, with an exercise price of $3.50 per warrant.

(2)
The 5,500,000 warrants had an exercise period that ran from April 1, 2009 through March 31, 2010, which was subsequently extended to December 31, 2010. On March 31, 2010, the entities exercised 1,428,572 warrants to purchase respective Class A shares of common stock at a price of $3.50 per warrant.

(3)
On November 16, 2010, the remaining 4.071,428 warrants were exercised on a cashless basis at an exercise price of $3.50 per warrant and converted to an aggregate 1,813,108 shares of Class A common stock.  The number of common shares issued in connection with the cashless exercise was based on the applicable market price of the common shares, which was $6.31.  No cash consideration was paid on the exercise of the warrants for these common shares.

ITEM 16F.  Change in Registrant's Certifying Accountant

None.

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

PART III

ITEM 17 - FINANCIAL STATEMENTS

See Item 18

ITEM 18 - FINANCIAL STATEMENTS

The following financial statements, together with the report of Ernst & Young (Hellas) Certified Auditors Accountants S.A. thereon, are set forth on pages F-1 through F-42 and are filed as a part of this annual report.

EXCEL MARITIME CARRIERS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Excel Maritime Carriers Ltd.

We have audited the accompanying consolidated balance sheets of Excel Maritime Carriers Ltd. as of December 31, 2009 and 2010, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Excel Maritime Carriers Ltd. at December 31, 2009 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Excel Maritime Carriers Ltd.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of Excel Maritime Carriers Ltd.

We have audited Excel Maritime Carriers Ltd.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Excel Maritime Carriers Ltd.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Excel Maritime Carriers Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Excel Maritime Carriers Ltd. as of December 31, 2009 and 2010 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2010 of Excel Maritime Carriers Ltd. and our report dated March 31, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 31, 2011

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2009 AND 2010
(Expressed in thousands of U.S. Dollars – except for share and per share data)

ASSETS	2009	2010

CURRENT ASSETS:
Cash and cash equivalents	$100,098	$65,917
Restricted cash	34,426	6,721
Accounts receivable trade, net	3,784	7,961
Accounts receivable, other	2,232	4,546
Inventories (Note 4)	4,479	8,187
Prepayments and advances	3,081	3,753
Derivative financial instruments (Note 8)	-	116
Total current assets	148,100	97,201

FIXED ASSETS:
Vessels, net of accumulated depreciation of $288,537 and $413,382 (Note 5)	2,660,163	2,622,631
Office furniture and equipment, net of accumulated depreciation of $1,280 and $1,718 (Note 5)	1,450	1,147
Advances for vessels under construction (Note 6)	71,184	76,585
Total fixed assets, net	2,732,797	2,700,363

OTHER NON CURRENT ASSETS:
Time charters acquired, net of accumulated amortization of $68,399 and $108,344 (Note 10)	224,311	184,366
Derivative financial instruments (Note 8)	-	923
Restricted cash (Note 7)	24,974	48,967
Total other non current assets	249,285	234,256

Total assets	$3,130,182	$3,031,820

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred financing fees (Note 7)	$134,681	$107,369
Accounts payable	5,349	11,101
Due to related parties (Note 3)	253	827
Deferred revenue	28,880	17,887
Accrued liabilities	18,668	13,608
Derivative financial instruments (Note 8)	29,343	21,945
Total current liabilities	217,174	172,737

Long-term debt, net of current portion and net of unamortized deferred financing fees (Note 7)	1,121,765	1,046,672
Time charters acquired, net of accumulated amortization of $598,335 and $860,640 (Note 10)	280,413	18,108
Derivative financial instruments (Note 8)	24,558	30,155
Total non current liabilities	1,426,736	1,094,935

Total liabilities	1,643,910	1,267,672

Commitments and contingencies (Note 15)	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.1 par value: 5,000,000 shares authorized, none issued	-	-
Common Stock, $0.01 par value; 994,000,000 Class A shares and 1,000,000 Class B shares authorized; 79,770,159 Class A shares and 145,746 Class B shares, issued and outstanding at December 31, 2009 and 84,946,779 Class A shares and 180,746 Class B shares, issued and outstanding at December 31, 2010 (Note 11)	799	851
Additional paid-in capital (Note 11)	1,046,606	1,061,134
Accumulated Other Comprehensive Income (Loss) (Note 8)	(85)	211
Retained Earnings	433,845	691,674
Treasury stock (115,529 Class A shares and 588 Class B shares at December 31, 2009 and 2010)	(189)	(189)
Excel Maritime Carriers Ltd. Stockholders’ equity	1,480,976	1,753,681

Non-controlling interests (Note 1)	5,296	10,467

Total stockholders’ equity	1,486,272	1,764,148

Total liabilities and stockholders’ equity	$3,130,182	$3,031,820

The accompanying notes are an integral part of these consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Expressed in thousands of U.S. Dollars-except for share and per share data)

	2008	2009	2010
REVENUES:
Voyage revenues (Note 1)	$461,203	$391,746	$422,966
Time charter amortization (Note 10)	233,967	364,368	262,305
Revenue from managing related party vessels (Note 3)	890	488	376
Total revenues	696,060	756,602	685,647

EXPENSES:
Voyage expenses (Note 17)	28,145	19,317	27,563
Charter hire expense	23,385	32,832	32,831
Charter hire amortization (Note 10)	28,447	39,952	39,945
Commissions to related parties (Note 3)	3,620	2,260	3,188
Vessels operating expenses (Note 17)	69,684	83,197	86,700
Depreciation (Note 5)	98,753	123,411	125,283
Drydocking and special survey costs	13,511	11,379	11,243
General and administrative expenses (Note 12)	32,925	42,995	35,748
	298,470	355,343	362,501
OTHER OPERATING INCOME/(LOSS):
Gain on sale of vessel	-	61	-
Loss on disposal of JV ownership interest (Note 3)	-	(3,705)	-
Vessel impairment loss	(2,232)	-	-
Write down of goodwill	(335,404)	-	-
Loss from vessel’s purchase cancellation	(15,632)	-	-

Operating income	44,322	397,615	323,146

OTHER INCOME (EXPENSES):
Interest and finance costs (Note 18)	(61,942)	(57,096)	(37,893)
Interest income	7,053	809	1,436
Losses on derivative financial instruments (Note 8)	(35,884)	(1,126)	(27,290)
Foreign exchange gains (losses)	71	(322)	(44)
Other, net	1,585	408	243
Total other income (expenses), net	(89,117)	(57,327)	(63,548)

Net income (loss) before taxes, income from investment in affiliate and loss assumed (income earned) by non-controlling interests	(44,795)	340,288	259,598

US Source Income taxes (Note 16)	(783)	(660)	(772)

Net income (loss) before income from investment in affiliate and loss assumed (income earned) by non-controlling interests	(45,578)	339,628	258,826
Income from Investment in affiliate	487	-	-
Loss in value of investment in affiliate	(10,963)	-	-
Net income (loss)	$(56,054)	$339,628	$258,826
Loss assumed (income earned) by non-controlling interests	140	154	(997)
Net income (loss) attributed to Excel Maritime Carriers Ltd.	(55,914)	339,782	257,829

Earnings (losses) per common share, basic (Note 14)	$(1.53)	$5.03	$3.20
Weighted average number of shares, basic	37,003,101	67,565,178	80,629,221
Earnings (losses) per common share, diluted (Note 14)	$(1.53)	$4.85	$3.10
Weighted average number of shares, diluted	37,003,101	69,999,760	83,102,923
Cash dividends declared per share	$1.20	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Expressed in thousands of U.S. Dollars – except for share data)
		Common Stock
	Comprehensive Income (Loss)	Number of Shares	Par Value	Additional Paid-in Capital	Accumulated other comprehensive income (loss)	Retained Earnings	Treasury Stock	Excel Maritime Carriers Ltd. Stockholders’ Equity	Non-controlling interests	Total Stockholders equity
BALANCE, December 31, 2007		20,028,882	$200	$243,771	$(65)	$198,491	$(189)	$442,208	$-	$442,208
- Net loss	(55,914)	-	-	-	-	(55,914)	-	(55,914)	-	(55,914)
- Issuance of common stock	-	25,028,775	250	691,851	-	-	-	692,101	-	692,101
- Stock-based compensation expense	-	1,168,361	11	8,585	-	-	-	8,596	-	8,596
- Dividends paid	-	-	-	-	-	(48,514)	-	(48,514)	-	(48,514)
-Adoption of ASC 810-10-45	-	-	-	-	-	-	-	-	14,930	14,930
- Actuarial losses	(9)	-	-	-	(9)	-	-	(9)	-	(9)
Comprehensive loss	(55,923)
BALANCE, December 31, 2008		46,226,018	$461	$944,207	$(74)	$94,063	$(189)	$1,038,468	$14,930	$1,053,398
- Net income	339,628	-	-	-	-	339,782	-	339,782	(154)	339,628
- Issuance of common stock	-	31,714,286	318	89,812	-	-	-	90,130	-	90,130
- Stock-based compensation expense	-	1,975,601	20	19,827	-	-	-	19,847	-	19,847
-Non controlling interest contributions	-	-	-	-	-	-	-	-	3,328	3,328
- Transfer/ exchange of ownership interests	-	-	-	(7,240)	-	-	-	(7,240)	(12,808)	(20,048)
- Actuarial losses	(11)	-	-	-	(11)	-	-	(11)	-	(11)
Comprehensive Income	339,617
BALANCE, December 31, 2009		79,915,905	$799	$1,046,606	$(85)	$433,845	$(189)	$1,480,976	$5,296	$1,486,272
- Net income	258,826	-	-	-	-	257,829	-	257,829	997	258,826
- Issuance of common stock		3,241,680	32	4,901	-	-	-	4,933	-	4,933
- Stock-based compensation expense		1,969,940	20	9,627	-	-	-	9,647	-	9,647
-Non controlling interest contributions		-	-	-	-	-	-	-	4,174	4,174
- Unrealized interest rate swap gains	285	-	-	-	285	-	-	285	-	285
- Actuarial gains	11	-	-	-	11	-	-	11	-	11
Comprehensive Income	259,122				-	-	-	-	-	-
BALANCE, December 31, 2010		85,127,525	$851	$1,061,134	$211	$691,674	$(189)	$1,753,681	$10,467	$1,764,148
The accompanying notes are an integral part of these consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Expressed in thousands of U.S. Dollars)
	2008	2009	2010
Cash Flows from Operating Activities:
Net income (loss)	$(56,054)	$339,628	$258,826
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation	98,753	123,411	125,283
Amortization of convertible notes debt discount	5,628	6,154	6,736
Amortization and write-off of deferred financing fees	4,270	3,823	3,509
Write down of goodwill	335,404	-	-
Time charter revenue amortization, net of charter hire amortization expense	(205,520)	(324,416)	(222,360)
Gain on sale of vessel	-	(61)	-
Loss on disposal of JV ownership interest	-	3,705	-
Vessel impairment loss	2,232	-	-
Loss from vessel’s purchase cancellation	15,632	-	-
Loss in value of investment	10,963	-	-
Stock-based compensation expense	8,596	19,847	9,647
Unrealized (gains) losses on derivative financial instruments	25,821	(27,238)	(1,943)
Unrecognized actuarial (gains) losses	(9)	(11)	11
Income from investment in affiliate	(487)	-	-
Changes in operating assets and liabilities:
Accounts receivable	(4,754)	4,231	(6,491)
Financial instruments settled in the period	499	-	(612)
Inventories	(45)	235	(3,708)
Prepayments and advances	2,157	(1,058)	(672)
Due from affiliate	105	-	-
Due from related parties	(221)	221	-
Accounts payable	(1,478)	(1,091)	5,752
Due to related parties	259	(388)	574
Accrued liabilities	21,307	(14,689)	(5,060)
Deferred revenue	841	14,949	(10,993)
Net Cash provided by Operating Activities	$263,899	$147,252	$158,499
Cash Flows from Investing Activities:
Acquisition of Quintana, net of $81,970 cash acquired	(692,420)	-	-
Joint ventures ownership transfer	-	(1,591)	-
Advances for vessels under construction	(84,866)	(9,379)	(92,701)
Additions to vessel cost	(342)	(113)	(13)
Proceeds from sale of vessel	-	3,735	-
Payment for vessel’s purchase cancellation	(7,250)	-	-
Proceeds received from Oceanaut liquidation	-	5,212	-
Office furniture and equipment	(401)	(146)	(135)
Net cash used in Investing Activities	$(785,279)	$(2,282)	$(92,849)
Cash Flows from Financing Activities:
(Increase) decrease in restricted cash	(10,000)	(34,400)	3,712
Proceeds from long-term debt	1,405,642	5,067	72,967
Repayment of long-term debt	(944,945)	(216,851)	(184,815)
Contributions from non-controlling interests	738	3,328	4,174
Dividends paid	(48,514)	-	-
Issuance of common stock, net of related issuance costs-related party	-	44,983	4,933
Issuance of common stock, net of related issuance costs	(131)	45,147	-
Payment of financing fees	(15,290)	(1,938)	(802)
Net cash provided by (used in) Financing Activities	$387,500	$(154,664)	$(99,831)
Net decrease in cash and cash equivalents	(133,880)	(9,694)	(34,181)
Cash and cash equivalents at beginning of year	243,672	109,792	100,098
Cash and cash equivalents at end of the year	$109,792	$100,098	$65,917
SUPPLEMENTAL CASH FLOW INFORMATION:
-Cash paid during the year for:
Interest payments	$35,595	$56,159	$31,950
US Source Income taxes	$861	$740	$871
-Non-cash financing activities
Class A common stock issued as part of the vessel purchase cancellation	$8,382	$-	$-
-Non-cash financing activities
Class A common stock issued as part of the consideration paid for the acquisition of Quintana	$682,333	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
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

	Company	Country of Incorporation	Vessel name	Type	Year of Built
	Ship-owning companies with vessels in operation
1.	Christine Shipco LLC (1)	Marshall Islands	Christine	Capesize	2010
2.	Sandra Shipco LLC	Marshall Islands	Sandra	Capesize	2008
3.	Iron Miner Shipco LLC	Marshall Islands	Iron Miner	Capesize	2007
4.	Iron Beauty Shipco LLC	Marshall Islands	Iron Beauty	Capesize	2001
5.	Kirmar Shipco LLC	Marshall Islands	Kirmar	Capesize	2001
6.	Lowlands Beilun Shipco LLC	Marshall Islands	Lowlands Beilun	Capesize	1999
7.	Iron Brooke Shipco LLC	Marshall Islands	Iron Brooke	Kamsarmax	2007
8.	Iron Lindrew Shipco LLC	Marshall Islands	Iron Lindrew	Kamsarmax	2007
9.	Iron Manolis Shipco LLC	Marshall Islands	Iron Manolis	Kamsarmax	2007
10.	Coal Gypsy Shipco LLC	Marshall Islands	Coal Gypsy	Kamsarmax	2006
11.	Coal Hunter Shipco LLC	Marshall Islands	Coal Hunter	Kamsarmax	2006
12.	Pascha Shipco LLC	Marshall Islands	Pascha	Kamsarmax	2006
13.	Santa Barbara Shipco LLC	Marshall Islands	Santa Barbara	Kamsarmax	2006
14.	Iron Fuzeyya Shipco LLC	Marshall Islands	Iron Fuzeyya	Kamsarmax	2006
15.	Ore Hansa Shipco LLC	Marshall Islands	Ore Hansa	Kamsarmax	2006
16.	Iron Kalypso Shipco LLC	Marshall Islands	Iron Kalypso	Kamsarmax	2006
17.	Iron Anne Shipco LLC	Marshall Islands	Iron Anne	Kamsarmax	2006
18.	Iron Bill Shipco LLC	Marshall Islands	Iron Bill	Kamsarmax	2006
19.	Iron Vassilis Shipco LLC	Marshall Islands	Iron Vassilis	Kamsarmax	2006
20.	Iron Bradyn Shipco LLC	Marshall Islands	Iron Bradyn	Kamsarmax	2005
21.	Grain Express Shipco LLC	Marshall Islands	Grain Express	Panamax	2004
22.	Iron Knight Shipco LLC	Marshall Islands	Iron Knight	Panamax	2004
23.	Grain Harvester Shipco LLC	Marshall Islands	Grain Harvester	Panamax	2004
24.	Coal Pride Shipco LLC	Marshall Islands	Coal Pride	Panamax	1999
25.	Fianna Navigation S.A	Liberia	Isminaki	Panamax	1998
26.	Marias Trading Inc.	Liberia	Angela Star	Panamax	1998
27.	Yasmine International Inc.	Liberia	Elinakos	Panamax	1997
28.	Fearless Shipco LLC (2)	Marshall Islands	Fearless I	Panamax	1997
29.	Barbara Shipco LLC (2)	Marshall Islands	Barbara	Panamax	1997
30.	Linda Leah Shipco LLC (2)	Marshall Islands	Linda Leah	Panamax	1997
31.	King Coal Shipco LLC (2)	Marshall Islands	King Coal	Panamax	1997
32.	Coal Age Shipco LLC (2)	Marshall Islands	Coal Age	Panamax	1997
33.	Iron Man Shipco LLC (2)	Marshall Islands	Iron Man	Panamax	1997
34.	Amanda Enterprises Ltd.	Liberia	Happy Day	Panamax	1997

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       Basis of Presentation-continued

	Company	Country of Incorporation	Vessel name	Type	Year of Built
	Ship-owning companies with vessels in operation
35.	Coal Glory Shipco LLC (2)	Marshall Islands	Coal Glory	Panamax	1995
36.	Fountain Services Ltd.	Liberia	Powerful	Panamax	1994
37.	Teagan Shipholding S.A.	Liberia	First Endeavour	Panamax	1994
38.	Tanaka Services Ltd.	Liberia	Rodon	Panamax	1993
39.	Whitelaw Enterprises Co.	Liberia	Birthday	Panamax	1993
40.	Candy Enterprises Inc.	Liberia	Renuar	Panamax	1993
41.	Harvey Development Corp.	Liberia	Fortezza	Panamax	1993
42.	Minta Holdings S.A.	Liberia	July M	Supramax	2005
43.	Odell International Ltd.	Liberia	Mairouli	Supramax	2005
44.	Ingram Limited	Liberia	Emerald	Handymax	1998
45.	Castalia Services Ltd.	Liberia	Princess I	Handymax	1994
46.	Snapper Marine Ltd.	Liberia	Marybelle (Note 19)	Handymax	1987
47.	Barland Holdings Inc.	Liberia	Attractive	Handymax	1985
48.	Centel Shipping Company Limited	Cyprus	Lady	Handymax	1985

Ship-owning companies with vessels under construction
49.	Hope Shipco LLC	Marshall Islands	Mairaki (ex-Hope)	Capesize	2011 (Note 19)
50.	Fritz Shipco LLC (3)	Marshall Islands	Fritz	Capesize	Original Scheduled Delivery 2010
51.	Benthe Shipco LLC (3)	Marshall Islands	Benthe	Capesize
52.	Gayle Frances Shipco LLC (3)	Marshall Islands	Gayle Frances	Capesize
53.	Iron Lena Shipco LLC (3)	Marshall Islands	Iron Lena	Capesize

(1)	Christine Shipco LLC is owned 71.4% by the Company.
(2)	Indicates a company whose vessel was sold to a third party in July 2007 and subsequently leased back under a bareboat charter.
(3)	Consolidated joint venture owned 50% by the Company. No refund guarantees have yet been received for the newbuilding contracts owned by these subsidiaries and the construction of these vessels has not commenced yet. As of December 31, 2010, all four vessels are delayed in delivery and they may never be delivered at all.

The following wholly-owned subsidiaries have been established to acquire vessels, although vessels have not yet been identified:

	Company	Country of Incorporation
54.	Magalie Investments Corp.	Liberia
55.	Melba Management Ltd.	Liberia
56.	Naia Development Corp.	Liberia

In addition, the Company is the sole owner of the following non-shipowning subsidiaries:

	Company	Country of Incorporation
57.	Maryville Maritime Inc. (1)	Liberia
58.	Point Holdings Ltd. (2)	Liberia
59.	Thurman International Ltd. (3)	Liberia
60.	Bird Acquisition Corp (4)	Marshall Islands
61.	Quintana Management LLC (5)	Marshall Islands
62.	Quintana Logistics LLC (6)	Marshall Islands
63.	Liegh Jane Navigation S.A. (7)	Liberia

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.      Basis of Presentation-continued

(1)
Maryville Maritime Inc. ("Maryville") is a management company that provides the technical management of Excel's vessels and 2 vessels owned by companies affiliated with the Chairman of the Company’s Board of Directors. One of the aforementioned vessels was sold in October 2010 and Maryville ceased to provide technical services to the company as of that date.

(2)	Point Holdings Ltd. is the parent company (100% owner) of sixteen Liberian ship-owning companies, one Liberian holding company and four Liberian non ship-owning companies.

(3)	Thurman International Ltd. is the parent company (100% owner) of Centel Shipping Company Limited, the owner of M/V Lady.

(4)
Bird is the parent company (100% owner) of 31 Marshall Islands ship-owning companies. Bird is also a joint-venture partner in five Marshall Island ship-owning companies, four of which are 50% owned by Bird and one 71.4% owned by Bird.

(5)
Quintana Management LLC was the management company for Quintana's vessels, prior to the merger on April 15, 2008. The company’s Greek office, which was established under the provisions of Law 89/1967 as amended, was closed on December 24, 2008 and the company was dissolved in July 2010.

(6)	Quintana Logistics was incorporated in 2005 to engage in chartering operations, including contracts of affreightment. It had no operations since the merger and the company was dissolved in July 2010.

(7)	Previously the owning company of Swift, a vessel sold in March 2009.

Concentration of credit risk

During the years ended December 31, 2008, 2009 and 2010 one charterer with turnover 23%, 34% and 30%, respectively accounted for more than 10% of the Company’s voyage revenues.

Consolidated Joint Ventures

Following the acquisition of Quintana in 2008, the Company became a party to seven joint venture agreements for the formation of joint venture ship-owning companies. Christine Shipco LLC was owned 42.8% by the Company and 28.6% by each of Robertson Maritime Investors LLC ("RMI") and AMCIC Cape Holdings LLC ("AMCIC"), both affiliates to certain members of the Company’s then Board of Directors. Each of the other six joint ventures, Lillie Shipco LLC, Hope Shipco LLC, Fritz Shipco LLC, Benthe Shipco LLC, Gayle Frances Shipco LLC, and Iron Lena Shipco LLC were owned 50% by the Company and 50% by AMCIC. Each of the joint ventures was formed to be the owner of a newbuilding Capesize drybulk carrier, under specific construction contracts or MOAs signed for a total contract price of $542.1 million.

On October 27, 2009 the Company and one of its joint venture partners completed two agreements for the exchange of their ownership interests in three of the joint venture companies discussed above (Note 3).

2.       Significant Accounting policies:

a)      Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include in each of the three years in the period ended December 31, 2010 the accounts and operating results of the Company and its wholly-owned and majority-owned subsidiaries referred to in Note 1 above. All inter-company balances and transactions have been eliminated in consolidation. The Company consolidates all subsidiaries that are more than 50% owned.

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

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
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

On January 1, 2009, the Company adopted an amendment contained in ASC 810 which establishes guidelines for accounting for changes in ownership percentages and for deconsolidation in partially owned subsidiaries. This amendment defines a non-controlling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to the Company. ASC 810 requires, among other items, that a non-controlling interest be included in the consolidated statement of financial position within equity separate from the Company's equity; consolidated net income to be reported at amounts inclusive of both the Company's and non-controlling interest's shares and, separately, the amounts of consolidated net income attributable to the Company and non-controlling interest all on the consolidated statement of income; and if a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. ASC 810 requires retrospective application in the presentation and disclosure requirements for existing non-controlling interests. All other requirements of the guidance shall be applied prospectively. The adoption of this pronouncement impacted the Company's presentation of non-controlling interests on the consolidated balance sheet and statements of operation but had no impact on the Company's financial condition, results of operations or cash flows for the year ended December 31, 2008.

b)      Equity method investees: Investments in the common stock of corporations, in which the Company believes it exercises significant influence over operating and financial policies, are accounted for using the equity method. Under this method the investment is carried at cost, and is adjusted to recognize the investor’s share of the earnings or losses of the investee after the date of acquisition and is adjusted for impairment whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income by the investor and such amount reflects adjustments similar to those made in preparing consolidated financial statements including adjustments to eliminate intercompany gains and losses, and to amortize, if appropriate, any differences between investor cost and underlying equity in net assets of the investee at the date of acquisition. The investment of an investor is also adjusted to reflect the investor’s share of changes in the investee's capital.

c)      Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

d)      Other Comprehensive Income (Loss): The Company follows the provisions of ASC 220, "Comprehensive Income", which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity. The Company's comprehensive income (loss) is comprised of net income less actuarial gains/losses related to the adoption and implementation of ASC 715, "Compensation-Retirement Benefits", as well as the changes in the fair value of the derivatives that qualify for hedge accounting in accordance with ASC 815 "Derivatives and Hedging."

e)      Concentration of Credit Risk:  Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and derivative contracts (mainly interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.      Significant Accounting policies-continued

f)      Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company’s accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are separately reflected in the accompanying consolidated statements of operations.

g)      Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

h)      Restricted Cash: Restricted cash includes bank deposits that are required under the Company's borrowing arrangements which are used to fund the loan instalments coming due. The funds can only be used for the purposes of loan repayment. In addition, restricted cash also includes minimum cash deposits required to be maintained with certain banks under the Company's borrowing arrangements and derivative financial instruments.

i)      Accounts Receivable Trade, net: Accounts receivable-trade, net at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision for doubtful accounts at December 31, 2009 and 2010 amounted to $841 and $529, respectively.

j)      Insurance Claims: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company's fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the Company can make an estimate of the amount to be reimbursed following the insurance claim.

k)      Inventories: Inventories consist of consumable bunkers and lubricants, which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

l)      Vessels, net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage). Subsequent expenditures for major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise these amounts are charged to expense as incurred.

The cost of each of the Company's vessels is depreciated beginning when the vessel is ready for her intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value (vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Management estimates the scrap value per light weight ton (LWT) to be $0.2, which is based on the historical average demolition prices prevailing in the market while management estimates the useful life of the Company’s vessels to be 28 years from the date of initial delivery from the shipyard. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, her remaining useful life is adjusted at the date such regulations become effective.

m)      Office furniture and Equipment, net: Office furniture and equipment, net are stated at cost less accumulated depreciation. Depreciation is calculated on a straight line basis over the estimated useful life of the specific asset placed in service which range from three to nine years.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

n)      Impairment of Long-Lived Assets: The Company follows the guidance under ASC 360, "Property, Plant and Equipment", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset which is determined based on management estimates and assumptions and by making use of available market data. The Company evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since mid-August 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates, conditions that the Company considers indicators of impairment.

In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, vessels' operating expenses, vessels' capital expenditures, vessels' residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations and taking into consideration growth rates.

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value. The projected vessels' net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten year historical average and utilizing available market data for time charter and spot market rates and forward freight agreements) over the remaining estimated life of the vessel assumed to be 28 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking and special survey expenditures), assuming an average annual inflation rate of 3% to 4% and fleet utilization of 95% to 97%. The salvage value used in the impairment test is estimated to be $0.2 per light weight ton (LWT) in accordance with the Company’s depreciation policy discussed above.

When the Company's estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value.

The Company’s impairment analysis as of December 31, 2008 resulted in an impairment loss of $2.2 million recorded and separately reflected in the accompanying 2008 consolidated statement of operations. In the years ended December 31, 2009 and 2010, the undiscounted projected net operating cash flows per vessel exceeded the carrying value of each vessel and thus, no impairment loss was recorded in 2009 and 2010.

o)      Assets Held For Sale:  In accordance with ASC 360, "Property, Plant, and Equipment", the Company classifies long-lived assets to be sold as held-for-sale in the period in which all of the following criteria are met: management having the appropriate authority commits to a plan to sell the asset; the asset is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to sell the asset have been initiated; sale of the asset is probable and expected to occur within one year; the asset is being actively marketed for sale at a price that is reasonable in relation to its fair value; and actions required to complete the plan indicate that it is unlikely significant changes to the plan will be made or that the plan will be withdrawn. Assets held-for-sale are not depreciated and are measured at the lower of carrying amount or fair value less costs to sell.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

p)     Intangible assets/liabilities related to time charter acquired: Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed.  When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as an asset; otherwise, the difference is recorded as liability. Such assets (so long as recoverability tests support their carrying values) and liabilities, respectively, are amortized over the remaining term of the related charters as an increase in charter hire expense and revenue, respectively and are classified as non-current in the accompanying consolidated balance sheets.

q)      Goodwill: Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired. In accordance with ASC 350, "Intangibles-Goodwill and Other", the Company performs a goodwill impairment analysis using the two-step method on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverability of goodwill is measured at the Company’s level representing the reporting unit as provided in ASC 350-20-35-33 through 35-46 by comparing the Company's carrying amount, including goodwill, to the fair market value of the Company.  The first step of the goodwill impairment test (Step one) is to identify potential impairment. If the fair value of a reporting unit exceeds its carrying amount, no impairment of the goodwill of the reporting unit is indicated and the second step of the impairment test is unnecessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test (Step Two) is performed to measure the amount of impairment loss, if any.

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

r)      Accounting for Dry-Docking and Special Survey Costs: As of December 31, 2008, the Company followed the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred were deferred and amortized on a straight-line basis over a period of the earliest between the date of the next dry-docking and 2.5 years for all surveys. Effective January 1, 2009, the Company changed the method of accounting for dry-docking and special survey costs from the deferral method to the direct expense method, under which the dry-docking and special survey costs will be expensed as incurred.  Management considers this as a preferable method because (i) it eliminates the subjectivity in the financial statements that occurs when determining which costs are eligible for deferral; such elimination of subjectivity enhances transparency in the balance sheet; (ii) is consistent with recent accounting policy and informal trends in the shipping industry and (iii) is consistent with the asset and liability framework as discussed in CON 6: Elements of Financial Statements a replacement of FASB Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2).

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

In accordance with ASC 250, "Accounting Changes and Error Corrections", this change has been retrospectively applied in the accompanying consolidated financial statements.

s)      Business Combinations: In December 2007, the FASB issued an amendment of ASC 805, "Business Combinations". ASC 805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired.  ASC 805 also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The amended guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  As the provisions of ASC 805 are applied prospectively, the impact to the Company cannot be determined until any such transactions occur.

t)      Financing Costs: Direct and incremental costs related to the issuance of debt such as legal, bankers or underwriters' fees are capitalized and reflected as deferred financing costs. Amounts paid to lenders or required to be paid to third parties on the lender’s behalf are classified as a contra to debt. All such financing costs are amortized to interest and finance costs using the effective interest method over the life of the related debt or for debt instruments that are puttable by the holders prior to the debt’s stated maturity, over a period no longer than through the first put option date. Unamortized fees relating to loans repaid or refinanced as debt extinguishment are expensed as interest and finance costs in the period the repayment or extinguishment is made.

u)      Convertible Senior Notes: Effective January 1, 2009, the Company adopted ASC Topic 470-20, "Debt with Conversion and Other Options," which requires the issuer of certain convertible debt instruments that may be settled in cash on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer’s non-convertible debt borrowing rate and is applied retrospectively.

At the time of adoption, the Company had one outstanding convertible debt instrument that was impacted by ASC Topic 470-20. The new standard required that a fair value be assigned to the equity conversion option of the Company's $150,000, 1.875% convertible notes (the "Convertibles Notes") as of October 16, 2007, the date of issuance of the Convertible Notes. This change resulted in a corresponding decrease in the value assigned to the carrying value of the debt portion of the instrument.

The value assigned to the debt portion of the Convertible Notes was determined based on market interest rate for similar debt instrument without the conversion feature as of the issuance date of the Convertible Notes. The difference in market interest rate versus the coupon rate on the Convertible Notes results in non-cash interest that is amortized into interest expense over the expected term of the Convertible Notes. For purposes of the valuation, the Company used an expected term of seven years since the Convertible Notes contain an embedded put option that allows the holder to require the Company to purchase the notes at the option of the holder on specified dates with the first such put option date on October 15, 2014.

v)      Financial Instruments: The principal financial assets of the Company consist of cash and cash equivalents and restricted cash, accounts receivable, trade (net of allowance), and prepayments and advances. The principal financial liabilities of the Company consist of accounts payable, accrued liabilities, deferred revenue, long-term debt, and interest-rate swaps. The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities, with the exception of the 1.875% Unsecured Convertible Senior Notes due 2027 (Note 9), approximate their respective fair values.

w)      Fair Value Measurements: The Company follows the provisions of ASC 820, "Fair Value Measurements and Disclosures" which defines, and provides guidance as to the measurement of, fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles.

x)      Fair value option:  In February, 2007, the FASB issued ASC 825, "Financial Instruments," which permits companies to report certain financial assets and financial liabilities at fair value.  ASC 825 was effective for the Company as of January 1, 2008 at which time the Company could elect to apply the standard prospectively and measure certain financial instruments at fair value.

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

y)      Derivatives:   Derivative financial instruments are used to manage risk related to fluctuations of interest rates, hire rates and currency exchange rates. At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge.

The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting exposure to changes in the hedged item's cash flows attributable to the hedged risk. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated. All derivatives are recorded on the balance sheet as assets or liabilities and measured at fair value. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives are recorded in Accumulated Other Comprehensive Income (Loss) and subsequently recognized in earnings when the hedged items impact earnings. The changes in fair value of derivatives not qualifying for hedge accounting are recognized in earnings. The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in profit or loss. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the year as financial income or expense.

The Company follows the accounting pronouncement relating to the expanded disclosure requirements about derivative instruments and hedging activities codified as ASC 815, "Derivatives and Hedging". ASC 815 intents to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.

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

z)      Accounting for Revenues and Related Expenses: The Company generates its revenues from charterers for the charterhire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate and any profit share over the daily charterhire rate, where applicable. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of each voyage or time charter. Revenue on any profit share is recognized following the same criteria. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and the vessel's sail for loading and is deemed to end upon the completion of discharge of the current cargo.

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

aa)      Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred and are included in Vessel operating expenses in the accompanying consolidated statements of operations.

bb)      Pension and Retirement Benefit Obligations: Administrative employees are covered by state-sponsored pension funds. Both employees and the Company are required to contribute a portion of the employees' gross salary to the fund. Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits and accordingly the Company has no such obligation. Employer’s contributions for the years ended December 31, 2008, 2009 and 2010 amounted to $2.4 million, $2.7 million and $3.0 million, respectively.

cc)      Staff Leaving Indemnities – Administrative Personnel: The Company's employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee’s compensation, length of service and manner of termination (dismissed or retired). Employees who resign, or are dismissed with cause are not entitled to termination payments. The Company's liability on an actuarially determined basis, at December 31, 2009 and 2010 amounted to $1.0 million and $0.9 million respectively, while the amount recognized in Accumulated Other Comprehensive Income/Loss at December 31, 2008, 2009 and 2010, following the adoption of ASC 715, "Compensation-Retirement Benefits" amounted to $74, $85 and $74, respectively.

dd)      Stock-Based Compensation: Following the provisions of ASC 718, "Compensation- Stock Compensation" the Company recognizes all share-based payments to employees, including grants of employee stock options, in the consolidated statements of operations based on their fair values on the grant date. Compensation cost on stock based awards with graded vesting is recognized on an accelerated basis as though each separately vesting portion of the award was, in substance, a separate award.

ee)      Taxation: The Company follows the provisions of  ASC 740-10, "Accounting for Uncertainty in Income Taxes" which clarifies the accounting for uncertainty in income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740-10 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

ff)      Earnings (losses) per Common Share: Basic earnings (losses) per common share are computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings (losses) per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

gg)      Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

hh)       Recent Accounting Standards Updates:

ASU 2010-13:  In April 2010, the FASB issued ASU 2010-13, Compensation-Stock Compensation, Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades a consensus of the FASB Emerging Issues Task Force (Topic 718) which Update addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. Topic 718 is amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this Update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The cumulative effect adjustment should be presented separately. Earlier application is permitted. The provisions of ASU 2010-13 are not expected to have a material impact on the Company’s consolidated financial statements.

3.       Transactions with Related Parties:

Commercial Services

The Company has a brokering agreement with an entity affiliated with the Company’s Chairman of the Board of Directors according to which the Company is being provided with brokerage services for the employment and chartering of the Company's vessels, for a commission fee equal to 1.25% of the revenue of each contract. Commissions charged under the agreement for the years ended December 31, 2008, 2009 and 2010 amounted to $3,620, $2,260 and $3,026, respectively and are included in Commissions to related party in the accompanying consolidated statements of operations. Amounts due to such related party as at December 31, 2009 and 2010 were $106 and $110, respectively, and are included in due to related parties in the accompanying consolidated balance sheets.

In addition, the charter parties of the vessels Lowlands Beilun, Sandra, Christine and Mairaki (which expire in the years through February 2016) provide for a commission fee equal to 1% of the revenue earned to be paid in favor of an entity affiliated with one of the Company’s directors. Commissions charged under the agreement for the years ended December 31, 2008, 2009 and 2010 amounted to $0, $0 and $162, respectively and are included in Commissions to related party in the accompanying consolidated statements of operations. Amounts due to such related party as at December 31, 2009 and 2010 were $0 and $162, respectively, and are included in due to related parties in the accompanying consolidated balance sheets.

Vessels under management

During the years ended December 31, 2008, 2009 and 2010, Maryville (Note 1) provided shipping services to certain related ship-owning companies, which are affiliated with the Chairman of the Company’s Board of Directors. The revenues earned for the years ended December 31, 2008, 2009 and 2010 amounted to $890, $488 and $376, respectively and are separately reflected in the accompanying consolidated statements of operations. Amounts due to such related companies as of December 31, 2009 and 2010 were $147 and $555, respectively and are included in due to related parties in the accompanying consolidated balance sheets. During the year ended December 31, 2010, one of the above entities sold its vessel (Note 1) and Maryville ceased to provide technical services to the company.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.       Transactions with Related Parties-continued

Equity Infusion and Warrants’ exercise

As part of the loan amendments discussed in Note 7 below, entities affiliated with the family of the Chairman of the Company's Board of Directors injected $45.0 million into the Company, which was applied against the balloon payment of the Nordea credit facility. In exchange for their contribution, the entities received an aggregate of 25,714,286 Class A shares and 5,500,000 warrants to purchase Class A common shares, with an exercise price of $3.50 per warrant and an initial term of twelve months from their issuance date (March 31, 2009). The shares, the warrants and the shares issuable on exercise of the warrants were subject to 12-month lock-ups from March 31, 2009.

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

The conclusion reached by the special committee was that the fair value of the securities to be issued in this specific transaction should not be predominately based on the Company's quoted market price, as this was deemed not to be a representative measure of fair value of the securities to be issued based on the specific facts and circumstances of the transaction. Based on the various inputs discussed above, the special committee determined its best estimate of the fair value of the shares of $1.7 given the specific circumstances of the equity infusion and given the factors described above.

On March 31, 2010, the above entities exercised 1,428,572 warrants, being part of the 5,500,000 warrants discussed above and the related proceeds amounting to $5.0 million were used to repay part of the Nordea credit facility (Note 7).  In addition, based on amendment to warrants dated March 26, 2010, the Company granted to the above entities a nine month extension until December 31, 2010 in order to exercise the remaining warrants or utilize cashless exercise of the remaining warrants.  On November 16, 2010, an aggregate of 1,813,108 Class A common shares were issued upon the cashless exercise of all the remaining warrants at an exercise price of $3.50. The number of common shares issued in connection with the cashless exercise was based on the applicable market price of the common shares, which was $6.31.  No cash consideration was paid on the exercise of the warrants for these common shares.

Joint venture ownership transfer agreements

On October 27, 2009 the Company and one of its joint venture partners completed two agreements for the transfer / exchange of ownership interests in three of the joint venture companies discussed in Note 1 above.  Based on the

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

agreements concluded, the Company agreed to sell its 50% ownership interest in Lillie Shipco LLC to AMCIC for a consideration of $1.2 million and the transfer by AMCIC to the Company of its 50% ownership interest in Hope Shipco LLC. In addition, AMCIC sold its 28.6% ownership interest in Christine Shipco LLC to the Company for a consideration of $2.8 million. Both agreements were conditional to the satisfaction of various customary conditions precedent, as well as to the execution of another agreement between companies affiliated with members of the Company’s Board of Directors, such agreement being economically unrelated to the transaction described above. Following the completion of the transaction, the Company became 100% owner of Hope Shipco LLC and increased its interest in Christine Shipco LLC to 71.4%. No change has occurred in the Company’s participation in the remaining four joint venture ship-owning companies discussed in Note 1 above.

Hope Shipco LLC and Christine Shipco LLC continue being consolidated in the Company’s consolidated financial statements, while Lillie Shipco LLC has been deconsolidated as of the date the Company ceased to have a financial interest in it. The assets and liabilities associated with Lillie Shipco LLC on disposal date were as follows:

Total assets	45,093

Total liabilities	$22,931
Equity attributed to Excel	17,581
Non-controlling interest	4,581
Total liabilities and Stockholder’s equity	$45,093

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.       Transactions with Related Parties-continued

In accordance with ASC 810-10-45-23, changes in the parent's ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions, therefore, no gain or loss shall be recognized in consolidated net income.  On this basis, in the case of Hope and Christine where the Company increased its controlling financial interest, the transaction was accounted for as an equity transaction and the resulting difference between the carrying value of the non-controlling interests acquired and their related fair values of $7,240 was recognized in stockholders’equity attributable to the parent.

In accordance with ASC 810-10-40, if a parent deconsolidates a subsidiary, the parent shall account for the deconsolidation by recognizing a gain or loss in net income attributable to the parent. Following this guidance in relation to the deconsolidation of Lillie, a loss of $3,705 was recognized in the accompanying 2009 consolidated statement of operations.

The fair values of the interests exchanged were determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820 "Fair value measurements and disclosures" and were derived principally from or by corroborated or observable market data. Inputs include independent broker’s valuations, FFA indices, average charter hire rates and other market observable data that allow value to be determined.

4.       Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2009	2010
Bunkers	$468	$4,236
Lubricants	4,011	3,951
	$4,479	$8,187

5.       Vessels and office furniture and equipment, net:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2009	2010
Vessels cost	$2,948,700	$3,036,013
Accumulated depreciation	(288,537)	(413,382)
Vessels, net	$2,660,163	$2,622,631

Office furniture and equipment cost	$2,730	$2,865
Accumulated depreciation	(1,280)	(1,718)
Office furniture and equipment, net	$1,450	$1,147

All of the Company's vessels have been provided as collateral to secure the bank loans discussed in Note 7 below.

Management’s impairment analysis as of December 31, 2009 and 2010 indicated that the undiscounted projected net operating cash flows per vessel exceeded the carrying value of each vessel and thus no impairment loss was recorded in the years ended December 31, 2009 and 2010.

On April 30, 2010, Christine was delivered from the shipyard at a total cost of approximately $72.5 million. The delivery installment was financed through the loan proceeds of $42.0 million discussed in Note 7 below and contributions made by each partner.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.       Vessels and office furniture and equipment, net-continued

On July 9, 2010, the vessel Angela Star involved in a collision while departing in ballast condition from a Panamanian port. Damages were sustained on her hull structure and as a result the vessel had temporary repairs carried out locally and later sailed to a yard in Bahamas for permanent repairs which were completed on September 22, 2010 at a total cost of approximately $2.4 million. The cost of damage is recoverable under the vessel’s hull and machinery insurance policy and as of December 31, 2010 $1.8 million has been collected.

On July 19, 2010, the vessel King Coal touched bottom while approaching a Polish port and sustained damages to her bottom hull structure. Temporary repairs were carried locally and upon completion of cargo discharge the vessel proceeded at a nearby shipyard for permanent repairs which were completed on September 15, 2010 at a total cost of approximately $1.7 million. The cost of damage is recoverable under the vessel's hull and machinery insurance policy.

6.       Advances for vessels under construction:

As of December 31, 2009 and 2010, advances for vessels under construction reflect the advances paid to the shipyard for new-building vessels, as well as, the Company's portion of the excess of the fair value of these contracts over their contracted prices and capitalized interest. The amount shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31,
	2009	2010
Advances to the shipyard and initial expenses	$44,572	$62,480
Company’s portion on the excess of the fair value of new building contracts over their contractual prices following the purchase method of accounting	23,369	10,700
Capitalized interest	3,063	2,265
Other	180	1,140
	$71,184	$76,585

In relation to the remaining four newbuildings of the joint venture ship-owning companies Fritz Shipco LLC, Benthe Shipco LLC, Gayle Frances Shipco LLC, and Iron Lena Shipco LLC (Note 1), no refund guarantees have been received and the construction of these vessels has not commenced yet. As of December 31, 2010, all four vessels are delayed in delivery; therefore, these vessels may not be delivered at all. Until the refund guarantee is received, no instalments will be made. The Company has pledged no assets as collateral for the joint ventures' obligations.

7. Long-Term Debt:

The following table summarizes the Company's long-term debt:

	December 31,
Description	2009	2010
Long-term loans, net of unamortized deferred financing fees of $13.5 million and $10.8 million for the years ended December 31, 2009 and 2010, respectively	$1,116,097	$1,012,175
Credit facilities of new-building vessels, net of unamortized deferred financing fees of $0.04 million and $0.4 million for the years ended December 31, 2009 and 2010, respectively	31,158	25,541
1.875% Convertible Senior Notes due 2027, net of unamortized deferred financing fees of $2.3 million and $1.9 million for the years ended December 31, 2009 and 2010, respectively	109,191	116,325
	1,256,446	1,154,041
Less: Current portion of long-term debt, net of unamortized deferred financing fees of $3.0 million and $2.8 million for the years ended December 31, 2009 and 2010 respectively	(134,681)	(107,369)
Long-term debt, net of current portion	$1,121,765	$1,046,672

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

Long- term loans-Original agreements

Nordea Credit Facility

In April 2008 the Company entered into a credit facility of $1.4 billion in order to finance the cash consideration paid to Quintana's shareholders, to repay Quintana’s loans and the outstanding balance ($175.9 million) of certain Company’s loans and for working capital purposes. The loan consists of a term loan ($1.0 billion) and a revolving credit facility ($400.0 million) and it was drawndown in full on April 15, 2008. The term loan amortizes in quarterly variable installments through April 2016, while the revolving credit facility shall be repaid in one installment on the term loan maturity date.

The loan  contains certain financial covenants that require the Company to maintain an adjusted market value leverage ratio of not greater than 70%, maintain a ratio of EBITDA to gross interest expense of not less than 3.0 to 1.0, maintain a book net worth of greater than $750.0 million, maintain a minimum of cash and cash equivalents of no less than 7.5% of the outstanding total debt and on the third anniversary and thereafter, no less than 10% of the outstanding total debt, and to ensure that the aggregate fair market value of the collateral vessels at all times is not less than 135% of the sum of (i) the then aggregate outstanding principal amount of the credit facility and (ii) the unused commitment under the revolving loan, provided that the Company has 45 days to cure any default under this particular covenant so long as the default was not the result of a voluntary vessel disposition.  In addition, from and after the Company’s fiscal quarter falling on or after the third anniversary of the closing date of the credit facility (April 15, 2008), maintain at the end of each fiscal quarter a ratio of total net debt to EBITDA, for the four fiscal quarters ended as of the end of such quarter, of not greater than 6.0 to 1.0.

Credit Suisse Credit Facility

In November 2007, the Company concluded a term loan of $75.6 million in order to partly finance the acquisition cost of the vessels July M and Mairouli. The loan amortizes in quarterly equal installments through December 2022 plus a balloon payment together with the last installment. The loan contains certain financial covenants that require the Company to maintain an adjusted market value leverage ratio of not greater than 70%, maintain a ratio of EBITDA to net interest expense greater than 2.0 to 1.0, maintain a net worth (adjusted by the market value of total assets) of at least $150.0 million, maintain a minimum of cash and marketable securities of an amount not less than $10.0 million; and to ensure that the aggregate of the fair market value of the borrowers’ vessels and the value of any additional security at all times is not less than 125% of the outstanding loan.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.      Long-Term Debt-continued

Long- term loans-Amended agreements

With respect to the above two loans and as of December 31, 2008, the Company was not in compliance with the financial covenants relating to the leverage ratio and the minimum vessels market values securing the outstanding loan balances. In order to address the above non-compliance and any probable future non compliance, the Company reached agreements with its lenders on March 31, 2009 and amended certain loan terms for a period up to January 1, 2011.

Nordea Credit Facility

In particular, on March 31, 2009, the Company concluded an amended agreement in relation to its Nordea Credit Facility and modified certain of its terms in order to comply with the financial covenants related to the collateral vessels' market values following the significant decline prevailing in the market and any potential non-compliance with the minimum liquidity covenant. The amended terms, which were effective from December 4, 2008 and valid until January 1, 2011, contained financial covenants requiring the Company to maintain minimum liquidity of $25.0 million, maintain a leverage ratio based on book values of not greater  than 70%, maintain a book net worth of not less that $750.0 million, maintain a ratio of EBITDA to gross interest of not less than 1.75: 1.0 and maintain an aggregate fair market value of the collateral vessels at all times not less than 65% of  the sum of (i) the aggregate outstanding principal amount of the credit facility and (ii) the unused commitment under the revolving loan. In addition, in accordance with the amended terms, the loan margin increased to 2.5% and the loan repayment schedule was modified to defer an amount of $150.5 million in the balloon payment which would be decreased by any excess cash flows and equity injections. As part of the loan amendment, the permitted holders as defined in the loan agreement (the "Permitted Holders") would inject not less than $50.0 million of new equity in the form of shares issuance and warrants exercisable no later than twelve months from their issuance. Any shortfall resulting from the non exercisability of the warrants would be covered through new equity raised by the Company. In this respect, on March 31, 2009, the Company received an amount of $45.0 million as proceeds for the issuance of 25,714,286 Class A shares and 5,500,000 warrants, with an exercise price of $3.50 per warrant, to two companies owned and controlled by entities affiliated with the family of the Company's Chairman of the Board of Directors (Note 3). The proceeds were used to prepay a portion of the balloon payment of the Nordea credit facility on April 1, 2009.

During the waiver period the Company shall have the option to declare the deferral of additional one or more instalments ("Deferred Option Principal") up to an aggregate amount equal to the paid-in equity of the Permitted Holders, subject to (i) an increase in the margin of  0.05% as long as any deferrals are outstanding, (ii) 100% of new equity and excess cash proceeds, accumulated after the date of declaring the deferral option, being used towards payment of deferral option amounts as long as deferral options are outstanding, and (iii) deferral options are only permitted if all covenants are being met. The loan terms also provided that any excess cash flow as defined in the amended agreement, would be firstly applied against any Deferred Option Principal, the 70% of the remaining excess cash flow against the term loan repayments and the remainder 30% to build and maintain in a pledged account a capex reserve of up to $50.0 million, which would be funded also through new equity, to specifically finance the newbuildings discussed under Note 6 above. Any amounts left in this reserve after dealing with the newbuildings would be applied against the deferred payments, to increase cash and cash equivalents in order to comply with the minimum liquidity requirements set forth in the loan agreement after January 1, 2011 and to reduce the loan repayment amount inverse order of maturity.

A first priority mortgage over the vessel Sandra, as well as a first assignment of vessel insurances and earnings was provided as additional security for the amended facility. In addition, no dividends would be declared and paid until the loan outstanding balance is brought to the same levels as per the original schedule, the Company is in compliance with all covenants of the original loan agreement and no event of default exists or would result upon giving effect to such dividend, while no repurchase of convertible notes would be effected unless through the concept of exchange offerings (i.e. without any cash outflow for the Company) as well as the Company will not, and will not permit any of its subsidiaries to, make any cash share buybacks.

On June 1, 2010, the Company concluded an amended agreement in relation to the facility and modified certain of its terms relating to long-term fleet employment requirement for the collateral vessels. According to the amended terms, on and after December 31, 2010 and up to December 31, 2013, the Company is required to employ under time charters no fewer than 50% of the collateral vessel’s total available calendar days for the period of the next 12 months from each semi-annual measurement date.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.      Long-Term Debt-continued

On June 30, 2010, the Company notified its major lenders of its intention to make a payment of $28.0 million, in addition to the regular instalment of $18.0 million due on July 1, 2010. The payment was made in accordance with the excess cash flow provision as defined in the amended agreement and as such, it was applied against the term loan instalment due on April 1, 2016.

On July 1, 2010, following the total payment of $46.0 million, the Company repaid the total principal amount of $455.0 million that the Company would have paid in accordance with the original credit facility dated April 14, 2008 and on the payment date the Company was in compliance with the relevant financial covenants applicable after the end of the waiver period. As a result, the excess cash flow provision was terminated and the loan applicable margin for the interest period starting July 1st decreased from 2.5% to 1.25% and shall remain at this level as long as the Company follows the repayment schedule provided in the original loan agreement and it remains in compliance with the relevant financial covenants as applicable after the end of the waiver period.

For the period from the end of the waiver period (January 1, 2011) and  throughout the term of the facility, the applicable covenants will be those provided in the original loan agreement, as discussed above, with the exception of the minimum cash and cash equivalents requirement which shall be not less than $1,000 per collateral vessel.

In addition, on December 23, 2010, the Company concluded an amended agreement in relation to the facility which provides that the aggregate fair market value of the collateral vessels at all times is not less than 135% of the then aggregate outstanding principal amount of the credit facility provided that the Company has 45 days to cure any default under this particular covenant so long as the default was not the result of a voluntary vessel disposition.

The Company has continued to be in compliance with the relevant financial covenants and amended terms of the Nordea Facility, in the subsequent to July 1, 2010 measurement dates and therefore, it has continued to benefit from the decreased margin of 1.25%.

Credit Suisse Credit Facility

On March 31, 2009, the Company concluded a first supplemental agreement to its Credit Suisse credit facility and modified certain of its terms in order to comply with the financial covenants that relate to the vessels' market values following the significant decline in the vessel’s fair market values. The amended terms which were effective from December 4, 2008 and valid until January 1, 2011 contain financial covenants requiring the Company to maintain minimum liquidity of $25.0 million, maintain a leverage ratio based on book values of not greater than 70%, maintain a book net worth of not less than $750.0 million, maintain a ratio of EBITDA to gross interest of not less than 1.75: 1.0 and maintain an aggregate fair market value of the borrowers’ vessels at all times not less than 65% of the sum of the loan. The loan margin increased to 2.25%. With respect to the above loan and in relation to any potential loan security shortfall after the waiver period expiration, the Company provided an amount of $11.8 million as additional security in accordance with the related loan agreement. Such amount represents restricted cash and it has been reflected under restricted cash, non current in the accompanying consolidated balance sheets as of December 31, 2010.

For the period from the end of the waiver period (January 1, 2011) and up to the maturity of the loan, the applicable covenants will be those provided in the original loan agreement, as discussed above, with the exception of the minimum cash and cash equivalents requirement which shall be not less than $1,000 per fleet vessel.

The Company, in anticipation of a probable non compliance with the hull cover ratio clause of the original loan agreement upon expiration of the waiver period (providing for an aggregate fair market value of the borrowers' vessels not less than 125% of the outstanding loan), following respective arrangements with its lenders, has agreed to place an amount of $11.8 million as additional security in accordance with the relative clause of the loan agreement (Note 19). The amount has been reflected in the accompanying 2010 consolidated balance sheet under restricted cash current and restricted cash non -current as a proportion of the current and long-term portion of the related loan that secures.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

In relation to the loan amendments concluded on March 31, 2009, the Company incurred $1.9 million of financing fees which were deferred and amortized over the term of the related loan agreements using the effective interest method.

Credit Facilities of the new-building vessels

Christine Shipco LLC

On April 26, 2010, Christine Shipco LLC entered into a loan agreement for the post-delivery financing of the Christine in the amount of the lesser of $42.0 million or 65% of the fair value of the Christine upon delivery. The loan was drawn in full on the vessel delivery date (April 30, 2010). The loan is repayable in 26 quarterly installments and a balloon payment through December 2016. The first installment was due in July 2010. A first priority mortgage over the Christine as well as a first assignment of vessel insurances and earnings have been provided as security. The Company has also guaranteed the performance of Christine Shipco LLC for up to 71.4%, while a letter of undertaking for the remaining 28.6% has been provided by Robertson Maritime Investors LLC. The loan financial covenants are in line with the covenants applicable under the Company’s other credit facilities with the exception of the additional security clause in respect with the hull cover ratio which stands at 115% for the first three years and 120% thereafter whereas the remaining credit facilities provide for a hull cover ratio range of 115% to 135%. In addition, Christine Shipco must maintain minimum liquidity which stands at $0.5 million at all times.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.      Long-Term Debt-continued

On April 30, 2010, Christine Shipco LLC repaid its then outstanding debt under its previous credit facility amounting to $25.3 million which had been entered in order to finance an amount equal to 70% of the pre-delivery instalments for the vessel Christine.

Hope Shipco LLC

On February 11, 2010, Hope Shipco LLC entered into a bank loan agreement for the financing of the vessel Mairaki (ex-Hope) in the amount of maximum $42.0 million but in any event not more than 75% of the fair value of the vessel upon delivery. The loan was drawn down in various installments following the vessel construction progress through January 2011 and is repayable in twenty quarterly installments and a balloon payment through January 2016. The first installment will commence three months after the vessel delivery date.

The first, second and third drawdown, amounting to $13.9 million, $6.0 million and $6.0 million, respectively, took place on March 9, 2010, August 20, 2010 and October 1, 2010 to partially finance the second, third and fourth payment installments to the shipyard upon the steel cutting, keel laying and launching, as provided in the relevant shipbuilding contract. As of December 31, 2010, $16.1 million remained undrawn under the facility (Note 19).

A first priority assignment of the refund guarantee and the shipbuilding contract in addition to other customary securities have been provided for the vessel pre-delivery period and a first priority mortgage, as well as a first assignment of vessel insurances and earnings have been provided as security for the vessel post delivery period. A second priority mortgage and a second priority assignment of the vessel insurances and earnings have been provided as security for an existing swap agreement. The financial loan covenants are in line with the current covenants applicable to the Company under the remaining credit facilities with the exception of the additional security clause in respect with the hull cover ratio which stands at 115% whereas the remaining credit facilities provide for a hull cover ratio covenant range of 115% to 135%, EBITDA to net interest expense ratio which should at all times be not less than 1.75 to 1.0 as well as leverage ratio based on book values which should at all times be not greater  than 70%.

On March 9, 2010, Hope Shipco repaid its then outstanding debt balance under its previous credit facility amounting to $10.9 million which had been entered in order to finance an amount equal to 70% of the first pre-delivery instalment for the vessel Mairaki (ex-Hope).

Lillie Shipco LLC

In May 2007, Lillie Shipco LLC entered into a secured loan agreement for an amount equal to 70% of the first pre-delivery instalments due to the shipyard, or $11.3 million. The loan facility was drawn down in full upon payment of the first pre-delivery instalments in May 2007. In April 2008, the Company drew down an amount of $5.6 million to partly finance the second pre-delivery instalment of the vessel Lillie. On October 27, 2009 following the completion of the transaction discussed in Note 3 above, Lillie Shipco loan was undertaken by the company’s new owners.

Borrowings under the credit facilities discussed above bear interest at LIBOR plus a margin and the average interest rate (including the margin and the interest swap effect) at December 31, 2009 and 2010 was 4.1% and 4%, respectively.

1.875% Unsecured Convertible Senior Notes due 2027

In October 2007, the Company completed its offering of $125,000 aggregate principal amount of Convertible un-secured Senior Notes due 2027 (the "Notes") subsequent to which, the initial purchaser exercised in full its option to acquire an additional of $25,000 of the Notes solely to cover over-allotments. The Notes bear interest semi-annually at a rate of 1.875% per annum, and were initially convertible at a base conversion rate of approximately 10.9529 Excel Class A common shares per $1 principal amount of Notes.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.      Long-Term Debt-continued

In October 2007, the Company completed its offering of $125,000 aggregate principal amount of Convertible un-secured Senior Notes due 2027 (the "Notes") subsequent to which, the initial purchaser exercised in full its option to acquire an additional of $25,000 of the Notes solely to cover over-allotments. The Notes bear interest semi-annually at a rate of 1.875% per annum, and were initially convertible at a base conversion rate of approximately 10.9529 Excel Class A common shares per $1 principal amount of Notes. This conversion rate has since been adjusted to 11.2702 Excel Class A common shares per $1 principal amount of Notes as a consequence of the payment of dividends by the Company in 2008 at levels exceeding a threshold set forth in the indenture governing the Notes. The initial conversion price was set at $91.30 per share and an incremental share factor of 5.4765 Excel Class A common shares per $1 principal amount of Notes. The conversion price has since been adjusted to $88.73 per share, based on which the maximum amount of shares to be issued upon conversion is 1,690,522 Class A common shares and the incremental share factor has since been adjusted to 5.6351 Excel Class A common shares per $1 principal amount of Notes. On conversion, any amount due up to the principal portion of the Notes will be paid in cash, with the remainder, if any, settled in shares of Excel Class A common shares. In addition, the Notes holders are only entitled to the conversion premium if the share price exceeds the market price trigger of $88.73 and thus, until the stock price exceeds the conversion price of $88.73, the instrument will not be settled in shares and only the portion in excess of the principal amount will be settled in shares. The Notes are due October 15, 2027.

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

As discussed in Note 2(u), the Company adopted ASC Topic 470-20 which requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer's nonconvertible debt borrowing rate. As a result, the liability component is recorded at a discount reflecting its below market coupon interest rate, and is subsequently accreted to its par value over its expected life, with the rate of interest that reflects the market rate at issuance being reflected in the results of operations. The Company adopted ASC 470-20 on January 1, 2009 as its convertible senior notes are within the scope of the standard.  These financial statements have applied ASC 470-20 on a retrospective basis, whereby the prior period results have been adjusted. The Company applied a nonconvertible borrowing rate of 8.64% based on comparable borrowing arrangements of peers, which resulted in the recognition of a discount on the convertible senior notes totalling $51,456, with the offsetting amount recognized as a component of additional paid-in capital. The recognized discount is amortized through October 2014.

As of December 31, 2010, the following repayments of principal are required over the next five years and through out their term for the Company's debt facilities:

Period	Principal Repayment
January 1, 2011 to December 31, 2011	$110,150
January 1, 2012 to December 31, 2012	110,550
January 1, 2013 to December 31, 2013	110,550
January 1, 2014 to December 31, 2014	260,550
January 1, 2015 to December 31, 2015	95,550
January 1, 2016 thereafter	511,550
$1,198,900
Less: Unamortized debt discount of the 1.875% Unsecured Convertible Senior Notes	(31,803)
Total	$1,167,097

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.    Long-Term Debt-continued

All of the Company's outstanding loan agreements contain cross default provisions.

The Company, having addressed any issue of the possible non compliance with the Credit Suisse loan agreement as discussed above,  is currently in compliance with its loan covenants and, although currently prevailing vessel values do not provide significant headroom with respect to the covenants linked to the fair value of the fleet,  believes  that it will continue to be in compliance at the next loan covenant measurement dates, on the basis also of the decreasing loan outstanding balances as a result of the scheduled quarterly principal repayments. There can be no assurance however as to whether the vessel values and charter rates will further deteriorate and to what extent, and accordingly if these will be sufficient for the Company to be compliance with certain of its loan covenants in the future. Management is in continuous contact with the lending banks and believes that the Company will be in a position to cure any unlikely event of non-compliance in a timely manner. In addition, management expects that the lenders would not declare an event of default, therefore not demand immediate repayment of the loans, provided that the Company pays loan principal installments and accumulated or accrued interest as they fall due under the existing debt agreements. Cash being generated from operations is expected to be sufficient for this purpose for a reasonable period of time.

Interest expense for the years ended December 31, 2008, 2009 and 2010, net of interest capitalized for all facilities discussed above amounted to $50.0 million, $43.3 million and $26.7 million, respectively, and is included in interest and finance costs in the accompanying consolidated statements of operations. Interest capitalized for the years ended December 31, 2008, 2009 and 2010 amounted to $3.3 million, $1.6 million and $1.6 million respectively. Capitalized interest is included in Vessels under construction and it is transferred to Vessels, net upon vessel delivery from the shipyard.

Loan commitment fees for the years ended December 31, 2008, 2009 and 2010 amounted to $940, $20 and $182, respectively, and are included in interest and finance costs in the accompanying consolidated statements of operations.

8.     Derivative Financial Instruments:

Interest Rate Swaps

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact in the cash flows of its borrowings. In this respect, the Company uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings and to lower its overall borrowing costs.

Nomura International plc ("Nomura"):In August 2010, the Company entered into an interest rate swap agreement maturing in September 2015. Under the terms of the swap, the Company makes quarterly payments to the counterparty at a fixed rate of 1.79% based on a notional amount of $50.0 million decreasing by $0.8 million quarterly. As of December 31, 2010, the notional amount was $49.2 million. The counterparty makes quarterly floating rate payments at LIBOR to the Company based on the same decreasing notional amount. The swap agreement contains financial covenants that are in line with the financial covenants contained in the amendment of the Nordea credit facility up to March 31, 2011 and with the financial covenants contained in the original Nordea credit facility from April 1, 2011 and thereafter. In addition, in case the mark-to-market exposure is in excess of a threshold of $5.0 million, either party may be required to provide security in the form described in the swap agreement for the excess amount over the $5.0 million. As the swap qualifies for hedge accounting according to ASC 815 "Derivatives and Hedging", the Company has designated it as a cash flow hedge and accordingly, changes in its fair value amounting to $285 as at December 31, 2010 are reported in Accumulated Other Comprehensive income/loss in the accompanying 2010 consolidated balance sheet. No portion of this cash flow hedge was ineffective during the year. In addition, the Company did not transfer in the year any gains/losses on hedges from accumulated Other Comprehensive income/loss into earnings.

HSH Nordbank ("HSH"): On October 25, 2010, the interest rate swap agreement with a notional amount of $75.0 million (entered in October 2006) expired. On the expiration date, the Company paid an amount of $0.8 million, representing the realized loss incurred during the last fixing period.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.      Derivative Financial Instruments-continued

ABN AMRO ("ABN"): Effective December 31, 2010, the Company entered into an Interest Rate Swap, following the Swaption exercise by the counterparty of an Extendible Interest Rate Swap entered in May 2006.  The swap matures on June 30, 2014 and under its terms, the Company makes quarterly payments to the counterparty at a fixed rate of 5.0% based on an amortizing notional amount of $504.0 million at December 31, 2010. The counterparty makes quarterly floating rate payments at LIBOR to the Company based on the same notional amount ("Floating Rate Payer"). This swap is not designated as hedge and accordingly changes in its fair value are reported in earnings.  In connection with the Swaption exercise, the Company, through an amendment dated March 30, 2011 (Note 19), amended the cash collateral clause of the original agreement.

Freight Option Contracts

The Company is exposed to changes in the spot market rates associated with the deployment of its fleet and its objective is to manage the impact of such changes in its cash flows. In this respect, in October 2010, the Company concluded as buyer two call option contracts with a strike price of $28 and $29, respectively, based on the Baltic Panamax Index TC Average of specific Routes for 12 months starting January 2011 to December 2011, in exchange of a premium. The options settle on the last Baltic Exchange Index Publication day of each contract month. These agreements are not designated as hedge and accordingly changes in their fair value are reported in earnings.

Foreign Currency Contract

The Company is exposed to foreign currency fluctuations associated with certain operating expenses and management expenses which are denominated in Euro and its objective is to manage the impact of such fluctuations in its cash flows. In this respect, the Company reduces the exposure to foreign currency fluctuations through the use of foreign currency forward contracts that management considers favourable. On November 25, 2010, the Company entered into a foreign currency forward transaction for a period of one year commencing on January 18, 2011 and ending December 16, 2011, under which the Company exchanges USD with EUR for a total notional amount of up to €4.8 million separated into monthly tranches of €0.4 million at specific dates of each month, referred to as Reference Dates. The rate of exchange varies based on the spot rate of EUR/USD on a specific time of each Reference Date as defined in the respective agreement. On each Reference Date, one of the following three scenarios will apply: (a) if the EUR/USD spot rate is above 1.34, the Company has the option to exchange at the rate of 1.34, (b) if the EUR/USD spot rate is higher than 1.284 and lower or equal to 1.34, the Company has the option to exchange at the spot rate, (c) if EUR/USD spot rate is at or below 1.284, the Company is obliged to exchange at the rate of 1.34. This agreement is not designated as hedge and accordingly changes in its fair value are reported in earnings.

The fair values of the Company's derivative financial instruments presented in the accompanying consolidated balance sheets equate to the amount that would be paid or received by the Company if the agreements were cancelled at the reporting date, taking into account current market data per instrument and the Company's or counterparty's creditworthiness, as appropriate. The following tables summarize information with respect to the fair values of derivatives reflected in the balance sheet and with respect to gains and losses on derivative positions reflected in the statement of operations or in the balance sheets, as a component of accumulated other comprehensive income/loss.

Fair value of Asset Derivative Financial Instruments
		December 31,
Not designated as hedging instruments	Balance Sheet Location	2009	2010
Freight Option Contracts	Derivative financial instruments-Current assets	$-	$116
Designated as hedging instruments
Nomura Interest Rate Swap	Derivative financial instruments-Other Non Current assets	$-	$923

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.     Derivative Financial Instruments-continued

Fair value of Liability Derivative Financial Instruments
		December 31,
Not Designated as hedging instruments	Balance Sheet Location	2009	2010
ABN Interest Rate Swap	Derivative financial instruments-	$26,652	$21,300
HSH Interest Rate Swap	Current liabilities	$2,691	$-
Foreign Currency Contracts	Derivative financial instruments-Current liabilities	$-	$7
Designated as hedging instruments
Nomura Interest Rate Swap	Derivative financial instruments-Current liabilities	$-	$638
Not Designated as hedging instruments
ABN Interest Rate Swaps	Derivative financial instruments- Non current liabilities	$24,558	$30,155

Amount of Gain Recognized in OCI (Effective Portion)
	December 31,
Designated as hedging instruments	2008	2009	2010
Nomura Interest Rate Swap	$-	$-	$285

As already discussed above, no portion of the cash flow hedge designated for hedge accounting was ineffective during the year ended December 31, 2010 and the Company did not transfer in the year any gains/losses on hedges from accumulated Other Comprehensive Income/Loss into earnings.

Losses on derivative financial instruments included in the accompanying consolidated statements of operations are analyzed as follows:

Amount of Gain Recognized in Statements of Operations
	December 31,
	2008	2009	2010
Interest Rate Swaps	$(25,821)	$27,238	$2,446
Freight Option Contracts	-	-	(496)
Foreign Currency Contracts	-	-	(7)
Unrealized gain (loss)	$(25,821)	$27,238	$1,943
Interest Rate Swaps	(10,063)	(28,364)	(29,214)
Realized loss	$(10,063)	$(28,364)	$(29,214)
Other expenses	-	-	(19)
Losses on derivative financial instruments	$(35,884)	$(1,126)	$(27,290)

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.       Fair Value of Financial Instruments:

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

▪
Cash and cash equivalents, restricted cash, accounts receivable and accounts payable: The carrying values reported in the consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term nature.

▪	Long-term debt: The fair values of long-term bank loans approximate the recorded values due to the variable interest rates payable.

▪
Convertible Senior Notes: Convertible Senior Notes have a fixed rate and their estimated fair value represents the tradable value of the notes, determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter-market). The estimated fair value of the Notes at December 31, 2010 is approximately $117.7 million.

▪
Derivative financial instruments: The fair values of the Company's derivative financial instruments equate to the amount that would be paid or received by the Company if the agreements were cancelled at the reporting date, taking into account current market data per instrument and the Company’s or counterparty’s creditworthiness, as appropriate.

A fair value hierarchy that prioritizes the inputs used to measure fair value has been established by GAAP. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1:  Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2:  Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data;

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.     Fair Value of Financial Instruments-continued

Level 3:  Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The table below presents disclosures about the fair value of financial assets and financial liabilities recognized in the Company's consolidated balance sheets on a recurring basis:

		Fair Value Measurements at Reporting Date Using
Description	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Derivative financial instruments-Assets
Freight Option Contracts- current	116	116	-	-
Nomura Interest Rate Swap- non current	923	-	923	-

Derivative financial instruments-Liabilities
ABN Interest Rate Swap-current	21,300	-	21,300	-
Nomura Interest Rate Swap-non current	638		638
Foreign Currency Contracts-current	7	7	-	-
ABN Interest Rate Swap-non current	30,155	-	30,155	-

Interest rate swaps are valued using a discounted cash flow model that takes into account the present value of future cash flows under the terms of the contracts using current market information as of the reporting date.

For a discussion of the factors warranting fair value assessment used in asset impairments and intangible assets, which are measured at fair value on a non-recurring basis, refer to Notes 2(n), 2(p), 3 and 5 above and 10 below.

10.    Time Charters acquired:

Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed, with such difference capped to the vessel’s fair value on a charter free basis. When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as an asset; otherwise, the difference is recorded as liability.

Such intangible assets and liabilities are amortized over the remaining term of the related charters as an increase in charter hire expense and revenue, respectively and are classified as non current in the accompanying consolidated balance sheets. Such amortization for the years ended December 31, 2008, 2009 and 2010 amounted to $28.4 million, $40.0 million and $39.9 million for the intangible assets and $234.0 million, $364.4 million and $262.3 million, respectively for the intangible liabilities and is separately reflected as charter hire amortization and time charter amortization, respectively.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.    Time Charters acquired-continued

Included in the time charter amortization for the year ended December 31, 2009 is an amount of $63.1 million related to the accelerated amortization of the deferred liability related to vessels Sandra, Coal Pride and Grain Harvester due to the early termination of their time charters that were assumed by the Company upon acquiring Quintana in 2008.

On April 9, 2010 and effective April 17, 2010, the Company entered into a novation agreement with the charterer and the then current sub-charterer of the vessel Iron Miner, under which the charterer was released from the obligations under the existing charter which was assigned directly to the sub-charterer reducing the daily hire from $42.1 per day to $41.4 per day over the remaining term of the charter. Following the above agreement and the release of the charterer from being the primary obligor under the liability, the deferred liability of the fair value of the charter, which was assumed upon acquiring Quintana in 2008, amounting to $26.9 million on the effective date, was released in the accompanying 2010 consolidated statement of operations.

The amortization schedule of the intangible assets and liabilities as of December 31, 2010 and for the years to follow until they expire is as follows:

	Amortization
Period	Asset	Liability
January 1, 2011 to December 31, 2011	40,243	3,390
January 1, 2012 to December 31, 2012	40,353	3,398
January 1, 2013 to December 31, 2013	40,243	3,390
January 1, 2014 to December 31, 2014	41,052	3,390
January 1, 2015 to December 31, 2015	22,475	3,390
January 1, 2016 and thereafter	-	1,150
Total	$184,366	$18,108

11.    Common Stock and Additional Paid-In Capital:

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

Issuance of shares:

As part of the warrants' exercise discussed in Note 3 above, on March 31, 2010 and November 16, 2010, the Company issued 1,428,572 and 1,813,108 Class A shares, respectively to two companies owned and controlled by entities affiliated with the family of the Company's Chairman of the Board of Directors.

On September 27, 2010, 1,965,000 shares of the Company's Class A common stock and 35,000 shares of the Company's Class B common stock were issued in relation to stock based award granted to the Chairman of the Board of Directors as discussed in Note 12 below.

As discussed in Note 2, the effect of the adoption, as of January 1, 2009, of  the accounting guidance issued by the FASB and contained within ASC 470-20 "Debt with Conversion and other options" was an increase in additional paid-in capital of approximately $49.9 million, while the adoption of the accounting guidance issued by the FASB and contained within ASC 810 "Consolidation" resulted in an amount of approximately $14.9 million being reflected under stockholders' equity.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.    Stock Based Compensation:

On April 1, 2010, the Board of Directors approved the grant of 299,164 shares of the Company's Class A common stock in the form of restricted stock units to certain of its employees to be vested by 33.3% on April 1, 2011, 2012 and 2013. The restricted stock units granted will be recognized as expense over the vesting period based on their fair value on the grant date.

On July 7, 2010, the Board of Directors approved a cash bonus of $2.0 million and a grant of 1,965,000 shares of the Company's Class A common stock and 35,000 shares of the Company's Class B common stock in the form of restricted stock to the Chairman of its Board of Directors. 655,000 Class A shares vest immediately and each of 655,000 Class A shares vest on July 7, 2011 and 2012. The Class B restricted shares vest immediately. The cash bonus is included in General and Administrative expenses in the accompanying 2010 consolidated statement of operations, while the restricted stock granted will be recognized as expense over the vesting period based on its fair value on the grant date.

Restricted stock during the years ended December 31, 2008, 2009 and 2010 is analyzed as  follows:

	Number of Shares	Weighted Average Fair Value Per Share
Outstanding at December 31, 2007	11,093	$15.10
Granted	1,158,545	$28.88
Vested	(315,516)	$25.48
Forfeited or expired	(1,277)	$15.10
Outstanding at December 31, 2008	852,845	$29.97
Granted	2,285,000	$5.91
Vested	(1,977,178)	$9.22
Forfeited or expired	(309,399)	$47.76
Outstanding at December 31, 2009	851,268	$7.11
Granted	2,299,164	$5.05
Vested	(1,451,208)	$5.80
Forfeited or expired	(47,829)	$9.33
Outstanding at December 31, 2010	1,651,395	$5.33

During the years ended December 31, 2008, 2009 and 2010 the compensation expense in connection with all stock-based employee compensation awards amounted to $8,596, $19,847 and $9,647, respectively, and is included in General and Administrative expenses in the accompanying consolidated statements of operations. At December 31, 2010, the total unrecognized cost related to the above awards was $5.3 million which will be recognized through April 1, 2013.

13.    Dividends:

In February 2009 the Company's Board of Directors decided to suspend the dividend in light of the challenging conditions both in the freight market and the financial environment. The suspension of dividend was effective from the dividend of the fourth quarter of 2008 and aimed at preserving cash and enhancing the Company’s liquidity.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14.    Earnings per share:

All shares issued (including non-vested shares) have the right to receive non forfeitable dividends with the non-vested shares only upon their vesting. For the purposes of calculating basic earnings per share, non-vested shares are not considered outstanding until the time-based vesting restriction has lapsed.

Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. For the purposes of calculating basic earnings per share, non-vested shares are not considered outstanding until the time-based vesting restriction has lapsed. Dividends declared during the period for non vested shares are deducted from (added to) the net income (loss) reported for purposes of calculating net income (loss) available to (assumed by) common stockholders for the computation of basic earnings (losses) per share. The Company had no dilutive securities during the year ended December 31, 2008. During the years ended December 31, 2009 and 2010, the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the shares were outstanding, with respect to the non vested shares outstanding as of each year-end and the warrants outstanding as of December 31, 2009 and the period from January 1, 2010 to November 16, 2010.  The Company calculates the number of shares outstanding for the calculation of basic and diluted earnings per share as follows:

	2008	2009	2010
Net income (loss) for Basic Earnings per share
Net income (loss) for the year	$(55,914)	$339,782	$257,829
Dividends received on unvested shares	(622)	-	-
Net income (loss)- common stockholders	$(56,536)	$339,782	$257,829
Net income (loss) for Diluted Earnings per share
Net income (loss) for the year	(55,914)	339,782	257,829
Net income (loss) - common stockholders	$(55,914)	$339,782	$257,829
Weighted average common shares outstanding, basic	37,003,101	67,565,178	80,629,221
Add: Dilutive effect of non vested shares	-	282,346	875,003
Add: Dilutive effect of warrants	-	2,152,236	1,598,699
Weighted average common shares, diluted	37,003,101	69,999,760	83,102,923
Earnings (losses) per share, basic	$(1.53)	$5.03	$3.20
Earnings (losses) per share, diluted	$(1.53)	$4.85	$3.10

In relation to the Convertible Senior Notes due in fiscal year 2027, upon conversion, the Company may settle its conversion obligations, at its election, in cash, shares of our Class A common stock or a combination of cash and shares of our Class A common stock.  The Company has elected on conversion, any amount due up to the principal portion of the notes to be paid in cash, with the remainder, if any, settled in shares of Excel Class A common shares (Note 7). Based on this presumption, and in accordance with ASC 260 "Earnings Per Share", any dilutive effect of the Convertible Senior Notes under the if-converted method is not included in the diluted earnings per share presented above.

15.    Commitments and Contingencies:

a)
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15.    Commitments and Contingencies-continued

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

b)	On December 11, 2010, the vessel Renuar was hijacked in waters east of Somalia. Currently, an estimate of a possible loss or range of loss, if any, cannot be made.

c)
The Company was a defendant in an action commenced in the Supreme Court of the State of New York, New York County on August 21, 2008 by the Company's former Chief Executive Officer, Mr. Christopher I. Georgakis, who resigned in February 2008, entitled Georgakis v. Excel Maritime Carriers, Ltd., Index No. 650322/08. In his Complaint, Mr. Georgakis alleges that the Company was liable for breach of a November 1, 2004 stock option agreement, common law fraud in connection with the stock option agreement and for defamation arising from a statement on a Form 6-K submitted to the SEC. Mr. Georgakis sought at least $14,818 in damages (including $5.0 million in punitive damages), and attorneys' fees and costs. On January 2, 2009, the Company made a motion to dismiss the action for lack of personal jurisdiction and for forum non conveniens, which was denied by the Supreme Court on October 28, 2009. The Company filed an appeal, requesting the Appellate Division to reverse the decision of the Supreme Court and to dismiss the action. On April 13, 2010, the Appellate Division unanimously reversed the decision of the Supreme Court and dismissed Mr. Georgakis' complaint in its entirety for lack of personal jurisdiction and also on the ground of forum non conveniens.

d)	The following table sets forth the Company's lease and other capital commitments as of December 31, 2010

	2011	2012	2013	2014	2015 & thereafter	Total
	(Amounts in million of US Dollars)
Operating lease obligations (Bareboat charters) (1)	(32.8)	(32.9)	(32.8)	(31.9)	(17.0)	(147.4)
Long- term charters out (2)	186.5	59.2	44.7	37.5	34.7	362.6
Vessels under construction (3)	(17.8)	-	-	-	-	(17.8)
Property leases (4)	(0.7)	(0.8)	(0.8)	(0.9)	(0.1)	(3.3)

(1) The amount relates to the bareboat hire to be paid for the seven vessels chartered-in under bareboat charter agreements expiring in July 2015 (Note 1).

(2) The amount relates to revenue to be earned under the Company's fixed time charters net of related commissions.

(3) The amount relates to the delivery installment of vessel Mairaki (ex Hope). The above table does not reflect the purchase price of $310.8 million ($155.4 million of which represents the Company’s participation in the joint ventures) for the construction of four Capesize vessels of the joint ventures for which no refund

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

guarantee has been provided by the shipyard and the construction of these vessels has not commenced yet. Therefore, these vessels may be delivered late or not delivered at all. Until the refund guarantee is received, no instalments will be made and therefore the commitments under the agreements have not been incorporated into the table above (Note 6).

(4) Maryville (Note 1) has a lease agreement for the rental of office premises until February 2015 with an unrelated party. Under the current terms of the lease, the monthly rental fee is approximately $0.06 million. Operating lease payments for 2008, 2009 and 2010 amounted to approximately $0.8 million, $0.8 million and $0.7 million, respectively and are included in General and Administrative expenses in the accompanying consolidated statements of operations. Rent increases annually at a rate of 1.5% above inflation.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16.    Income Taxes:

Under the laws of Marshall Islands, Liberia, Panama, Bahamas, Malta and Cyprus, (the countries of the companies' incorporation and vessels' registration), the companies are subject to registration and tonnage taxes (Note 17), which have been included in Vessels’ operating expenses in the accompanying consolidated statements of operations.

Taxation on United States Source Income: Pursuant to § 883 of the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operation of ships is generally exempt from U.S. Federal income tax on such income if the company meets the following requirements: (a) the company is organized in a foreign country that grants an equivalent exception to corporations organized in the U. S. and (b) either (i) more than 50 percent of the value of the company's stock is owned, directly or indirectly, by individuals who are "residents" of the company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the U.S. (the "50% Ownership Test") or (ii) the company’s stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to U.S. corporations, or in the U.S. (the "Publicly-Traded Test").

Pursuant to Treasury Regulation § 1.883-2, a company's stock will be considered "regularly traded" on an established securities market if (i) one or more classes of its stock representing 50 percent or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10 percent of the average number of shares of the stock outstanding during the taxable year.

Treasury regulations interpreting § 883 were promulgated in final form in August 2003 effective for taxable years beginning after September 24, 2004. As a result, such regulations became effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. Marshall Islands, Liberia and Cyprus, the jurisdictions where the Company and its ship-owning subsidiaries are incorporated, grant an equivalent exemption to United States corporations. Therefore, the Company is exempt from United States federal income taxation with respect to U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

For the years ended December 31, 2008, 2009 and 2010, the Company determined that it does not satisfy the Publicly-Traded Test as a result of its shares not meeting the "regularly traded" requirement as set forth under  the regulations. In addition, the Company does not satisfy the 50% Ownership Test as  it is unable to substantiate certain requirements regarding the identity of its shareholders. As a result, the Company does not qualify for exemption under § 883 of the Code from the 4 percent U.S. Federal income tax on its U.S.source gross transportation income. U.S. source gross transportation income is defined as 50 percent of shipping income that is attributable to transportation that begins or ends, but does not both begin and end, in the U.S. Gross transportation income from each voyage is equal to the product of (i) the number of days in each voyage and (ii) the daily charter rate paid to the Company by the charterer.

Relevant to calculating taxable shipping income, days spent loading and unloading cargo in port were not included in the number of days of a voyage. As a result, taxes of approximately $0.8 million, $0.7 million and $0.8 million for the years ended December 31, 2008, 2009 and 2010, respectively were recognized in the accompanying consolidated statements of operations.

The Company believes that the position of excluding days spent loading and unloading cargo in port meets the more likely than not criterion to be sustained upon a future tax examination; however, there can be no assurance that the Internal Revenue Service would agree with the Company's position.  Had the Company included the days spent loading and unloading cargo in port, the Company would have a tax liability of approximately $1,015 and $1,304 as of December 31, 2009 and 2010 respectively and additional taxes of $329, $198 and $289 would have been recognized in the accompanying consolidated statements of operations for the years ended December 31, 2008, 2009 and 2010, respectively.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

17.       Voyage and Vessel Operating expenses:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2008	2009	2010
Voyage expenses
Port Charges and other	$1,769	$1,732	$1,899
Bunkers	2,927	(630)	5,393
Commissions charged by third parties	23,449	18,215	20,271
	28,145	19,317	27,563
Commissions charged by related parties	3,620	2,260	3,188
	$31,765	$21,577	$30,751

	2008	2009	2010
Vessel Operating expenses
Crew wages and related costs	$33,120	$39,558	$42,093
Insurance	8,260	9,617	9,081
Repairs, spares and maintenance	14,693	16,923	18,809
Consumable stores	11,174	14,113	13,192
Tonnage taxes	359	476	483
Miscellaneous	2,078	2,510	3,042
	$69,684	$83,197	$86,700

18.    Interest and Finance Costs:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2008	2009	2010
Interest on long-term debt	$53,310	$44,905	$28,219
Imputed and capitalized interest	(3,325)	(1,563)	(1,562)
Amortization and write-off of financing costs	4,270	3,823	3,509
Amortization of convertible notes debt discount	5,628	6,154	6,736
Bank charges and finance costs	2,059	3,777	991
	$61,942	$57,096	$37,893

19.    Subsequent Events:

a)	Loan payments: Subsequent to December 31, 2010, the Company paid regular loan installments amounting to $27.1 million in total.

b)	Loan drawdown: On January 6, 2011, $16.1 million were drawndown under Hope Shipco LLC's credit facility to partly finance the delivery payment to the shipyard discussed below.

c)
Delivery of newbuidling:  On January 10, 2011, the Company took delivery of vessel Mairaki (ex-Hope) and paid an amount of $17.6 million to the shipyard representing her delivery installment and other minor delivery costs of $0.2 million. Of this amount, $16.1 million was funded from the drawdown discussed above and the remaining amount was financed from the Company’s own funds.

d)
Sale of vessel: On January 7, 2011, the Company entered into a Memorandum of Agreement (MOA) to sell the vessel Marybelle for net proceeds of approximately $9.9 million and realized a gain of approximately $1.1 million which was recognized upon delivery of the vessel to her new owners. The vessel delivery took place on February 10, 2011. Following the sale, an amount of approximately $7.8 million was repaid under the Company's Nordea credit facility.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

19.	Subsequent Events-continued

e)
Forward Freight Agreement: In February 2011, the Company concluded a forward freight agreement for $19.4 per day based on the Baltic Capesize Index TC Average of specific Routes for 135 days through December 2011. The contract is effective from April 2011.

f)
Additional security: On February 28, 2011, the Company entered into an amended agreement with Credit Suisse which provided for the amount of $11.8 million to be given to cover the security shortfall arising after the waiver period.

g)
ABN swap agreement amendment: On March 30, 2011, the Company entered into an amended agreement with ABN.  Under the amended agreement, the Company shall deposit, by way of cash collateral in a retention account ("Cash Deposit Account") with the counterparty, an amount of $5.9 million, which will be used by the counterparty towards the payment of the forthcoming Floating Rate Payer payment date due on March 31, 2011 and thereafter the Company shall procure the transfer to the Cash Deposit Account prior to the next Floating Rate Payer payment date of an amount equal to such payment.  The amount of $5.9 million is included in restricted cash, current in the accompanying 2010 consolidated balance sheet. The amended agreement provides for automatic semiannual extensions stating from June 30th 2011, until the counterparty decides at its discretion that no further extension will be granted provided that to this effect sixty days prior notice will be given to the Company’s subsidiary Hope Shipco LLC, where ABN retains the right to request an amount equal to 75% of any negative mark to market position due from the Company, minus any amount already deposited to the Cash Deposit Account, to be pledged in favor of the counterparty by way of cash collateral and the second mortgage and assignment of insurances and earnings over the vessel Mairaki will be lifted by ABN simultaneously with the deposit of the cash collateral.

h)
Interest rate swap: In March 2011, the Company entered into an interest rate swap transaction with Eurobank EFG Private Bank Luxembourg S.A. ("Eurobank") for a non-amortizing notional amount of $50.0 million. The interest rate swap transaction is effective from April 1, 2012 until April 1, 2015. Under its terms, the Company will make quarterly payments to Eurobank at a fixed rate of 1.80%, 2.25% and 2.75% for the first, second and third year, respectively, while Eurobank will make quarterly floating-rate payments of 3-month USD LIBOR to the Company based on the same notional amount. As per the respective ISDA agreement entered on March 29, 2011, in case the mark-to-market exposure is in excess of a threshold of $5.0 million, the Company may be required to provide security in the form of cash for the excess amount over the $5.0 million.  In addition, based on the same ISDA agreement, a termination event will occur if the value of total debt, including current portion, to total assets is equal to or greater than 0.50.  The above two clauses apply also to the foreign currency contract discussed in Note 8 above.

ITEM 19 –EXHIBITS

1.1	Articles of Incorporation of the Company, incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form F-1, Registration No. 33-8712 filed on May 6, 1998.
1.2	Amended and Restated Articles of Incorporation of the Company, adopted April 1, 2008, incorporated by reference to Exhibit 1.0 of the Company's Form 6-K submitted to the SEC on April 11, 2008.
1.3	Amended and Restated By-Laws of the Company adopted on January 10, 2000, incorporated by reference to Exhibit 3.0 of the Company's Form 6-K submitted on September 5, 2007.
1.4	Articles of Amendment to Amended and Restated Articles of Incorporation adopted on November 4, 2009, incorporated by reference to the Company's Form 6-K submitted on November 12, 2009.
2.1	Specimen Class A Common Stock Certificate, incorporated by reference to Exhibit 4.2 of the Company's Registration Statement on Form F-1, Registration No. 33-8712 filed on May 6, 1998.
2.2	Specimen Class B Common Stock Certificate, incorporated by reference to Exhibit 2.2 to the Company's Form 20-F filed on June 29, 2006.
2.3	Form of Indenture, incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form F-3, Registration No. 333-120259, filed on November 5, 2004.
2.4	Form of Indenture – Convertible Senior Notes, incorporated by reference to Exhibit 2.5 the Company's Form 20-F filed on May 27, 2008.
4.1	Credit facility in the amount of $27.0 million, dated December 23, 2004, incorporated by reference to the Company's Form 6-K submitted on March 8, 2005.
4.2
Management Termination Agreement and Addendum No. 1 to Management  Termination Agreement, incorporated by reference to Exhibits 99.1 and 99.2, respectively, to the Company's Form 6-K submitted on March 14, 2005.

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

4.10
Agreement and Plan of Merger dated as of January 29, 2008, among the Company, Bird Acquisition Corp. and Quintana Maritime Limited, incorporated by reference to Exhibit 2.1 to the Company's Form 6-K submitted on January 31, 2008.

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
4.17
Stock Purchase Agreement by and among Excel Maritime Carriers Ltd., Lhada Holdings Inc. and Tanew Holdings Inc., dated as of March 2, 2009, incorporated by reference to Exhibit 4.17 to the Company’s Form 20-F filed on March 10, 2010.

4.18
Amendment No. 1 to Stock Purchase Agreement by and among Excel Maritime Carriers Ltd., Lhada Holdings Inc. and Tanew Holdings Inc., dated as of March 30, 2009, incorporated by reference to Exhibit 4.18 to the Company’s Form 20-F filed on March 10, 2010.

4.19
Amendment No. 1 to senior secured credit facility in the amount of $1.4 billion dated April 15, 2008, dated as of March 31, 2009, incorporated by reference to Exhibit 4.19 to the Company’s Form 20-F filed on March 10, 2010.

4.20
Membership Interest Transfer Agreement between AMCIC Cape Holdings LLC and Bird Acquisition Corp., dated October 6, 2009, for the transfer of membership interests in Christine Shipco LLC, incorporated by reference to Exhibit 4.20 to the Company’s Form 20-F filed on March 10, 2010.

4.21
Membership Interest Transfer Agreement between AMCIC Cape Holdings LLC and Bird Acquisition Corp., dated October 6, 2009,  for the transfer of membership interests in Lillie Shipco LLC and Hope Shipco LLC, incorporated by reference to Exhibit 4.21 to the Company's Form 20-F filed on March 10, 2010.

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

March 31, 2011

SK 02545 0009 1172791 v4