Form 20-F
period 2011-12-31
EXCEL MARITIME CARRIERS LTD
filed 2012-03-30
CIK 842294

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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
(Fax) +30 210 620 9528
17th km of National Road Athens-Lamia & Finikos Street
145 64, Nea Kifisia, Greece

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

As of December 31, 2011, there were 88,909,430 shares of Class A common stock and 230,746 shares of Class B common stock of the registrant outstanding.

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

|_| Item 17	|_| Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

|_| Yes	|X| No

PART III

	ITEM 17 -	FINANCIAL STATEMENTS	108

	ITEM 18 -	FINANCIAL STATEMENTS	108

	ITEM 19 –	EXHIBITS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements.

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than those of historical facts.

Please note that in this document, "we," "us," "our," "the Company" and "Excel" all refer to Excel Maritime Carriers Ltd. and its wholly-owned and majority-owned consolidated subsidiaries.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views and assumptions with respect to future events and financial performance, and are subject to risks and uncertainties. The words "will," "may," "should," "expect," "intend," "plan," "believe," "anticipate," "estimate," "forecast," "project," "potential" and variations of such words and similar expressions, which are predictions of, or indicate future events and future trends which do not relate to historical matters,  identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Actual results may differ materially from those expressed or implied by such forward-looking statements (and from past results, performance and achievements). Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Shareholders and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in demand for drybulk vessels, fluctuations in charter hire rates and vessel values, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations, changes in income tax legislation or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, or the SEC.

These forward-looking statements are made as of the date hereof and are not intended to give any assurance as to future results. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein, either to reflect new information, changes in events, conditions or circumstances on which such statements are based, or otherwise.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3 - KEY INFORMATION

A. Selected Financial Data

The following table summarizes our selected historical financial information and other operating data at the dates and for the periods indicated. The selected historical financial data in the table as of December 31, 2007, 2008, 2009, 2010 and 2011 are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP). The consolidated statement of operations and cash flow data for the years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this 2011 Annual Report. The selected consolidated financial data should be read in conjunction with "Item 5 - Operating and Financial Review and Prospects", the consolidated financial statements, related notes, and other financial information included elsewhere in this 2011 Annual Report.

Selected Historical Financial Data and Other Operating Information
	Year ended December 31,
	2007 (1)	2008	(1), (2)	2009	2010	2011
	(In thousands of U.S. dollars, except for share and per share data and average daily results)
STATEMENT OF OPERATIONS DATA:
Voyage revenues	176,689	461,203		391,746	422,966	353,397
Time charter amortization	-	233,967		364,368	262,305	3,475
Revenues from managing related party vessels	818	890		488	376	17
Voyage expenses	(11,077)	(28,145)		(19,317)	(27,563)	(42,740)
Charter hire expense	-	(23,385)		(32,832)	(32,831)	(32,832)
Charter hire amortization	-	(28,447)		(39,952)	(39,945)	(36,526)
Commissions – related parties	(2,204)	(3,620)		(2,260)	(3,188)	(3,892)
Vessel operating expenses	(33,637)	(69,684)		(83,197)	(86,700)	(85,074)
Depreciation	(27,864)	(98,753)		(123,411)	(125,283)	(128,089)
Vessel impairment loss	-	(2,232)		-	-	-
Dry docking and special survey costs	(6,834)	(13,511)		(11,379)	(11,243)	(13,326)
General and administrative expenses	(12,586)	(32,925)		(42,995)	(35,748)	(35,583)
Loss on disposal of JV ownership interest	-	-		(3,705)	-	-
Gain on sale of vessels	6,993	-		61	-	6,432
Write down of goodwill	-	(335,404)		-	-	-
Impairment loss on intangible asset	-	-		-	-	(146,732)
Loss from vessel's purchase cancellation	-	(15,632)		-	-	-
Operating income (loss)	90,298	44,322		397,615	323,146	(161,473)
Interest and finance costs, net	(8,111)	(54,889)		(56,287)	(36,686)	(35,582)
Losses on derivative financial instruments	(439)	(35,884)		(1,126)	(27,061)	(13,292)
Foreign exchange gains (losses)	(367)	71		(322)	(44)	(187)
Other, net	(66)	1,585		408	243	839
US source income taxes	(486)	(783)		(660)	(772)	(700)
Income from investment in affiliate	873	487		-	-	-
Loss in value of investment	-	(10,963)		-	-	-
Net income (loss)	81,702	(56,054)		339,628	258,826	(210,395)
Loss assumed (income earned) by non controlling interests	2	140		154	(997)	(1,198)
Net income (loss) attributable to Excel	81,704	(55,914)		339,782	257,829	(211,593)

	Year ended December 31,
	2007(1)	2008(1), (2)	2009	2010	2011
	(In thousands of U.S. dollars, except for share and per share data and average daily results)
Earnings (losses) per common share, basic	4.10	(1.53)	5.03	3.20	(2.51)
Weighted average number of shares, basic	19,949,644	37,003,101	67,565,178	80,629,221	84,463,674
Earnings (losses) per common share, diluted	4.09	(1.53)	4.85	3.10	(2.51)
Weighted average number of shares, diluted	19,965,676	37,003,101	69,999,760	83,102,923	84,463,674
Cash dividends declared per share	0.60	1.20	-	-	-

BALANCE SHEET DATA:
Cash and cash equivalents	243,672	109,792	100,098	65,917	53,749
Current assets, including cash	252,734	127,050	148,100	97,201	82,845
Vessels net / advances for vessels under construction and acquisition	527,164	2,893,615	2,731,347	2,699,216	2,579,285
Total assets	813,499	3,316,809	3,130,182	3,031,820	2,721,929
Current liabilities, including current portion of long-term debt	55,990	314,903	217,174	172,737	167,500
Total long-term debt, excluding current portion	315,301	1,256,707	1,121,765	1,046,672	952,716
Total Stockholders' equity	442,208	1,053,398	1,486,272	1,764,148	1,560,564

CASH FLOW DATA:
Net cash provided by operating activities	108,733	263,899	147,252	158,499	104,350
Net cash used in investing activities	(123,609)	(785,279)	(2,282)	(92,849)	(1,520)
Net cash provided by (used in) financing activities	172,259	387,500	(154,664)	(99,831)	(114,998)

FLEET DATA:
Average number of vessels(3)	16.5	38.6	47.2	47.7	47.7
Available days for fleet(4)	5,646	13,724	16,878	16,746	17,058
Calendar days for fleet(5)	6,009	14,134	17,229	17,401	17,407
Fleet utilization(6)	94.0%	97.1%	98.0%	96.2%	98.0%

ADJUSTED EBITDA(7)	119,271	307,963	231,720	246,161	162,833

AVERAGE DAILY RESULTS:
Time charter equivalent rate(8)	28,942	31,291	21,932	23,421	17,984
Vessel operating expenses(9)	5,598	4,930	4,829	4,982	4,887
General and administrative expenses(10)	2,156	2,324	2,514	2,057	2,055
Total vessel operating expenses(11)	7,754	7,254	7,343	7,039	6,942

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

(4) Available days for fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(5) Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(6) Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing available days by fleet calendar days for the relevant period.

(7) Adjusted EBITDA represents net income (loss) attributable to us plus net interest and finance costs, depreciation, impairments or write downs, other losses and taxes eliminating the effect of stock-based compensation, gains or losses on the sale of vessels or ownership interests, amortization of deferred time charter assets and liabilities and unrealized gains or losses on derivatives, which are significant non-cash items. Drydocking and special survey costs are also included in the Adjusted EBITDA for comparability purposes, as a number of our peers use the deferral method of accounting for such costs. Management uses adjusted EBITDA as a performance measure. We believe that Adjusted EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and does not represent and should not be considered to be an alternative to net income, operating income or any other indicator of a company's operating performance required by U.S. GAAP. Our calculation of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries. The table below provides a reconciliation of our Adjusted EBITDA to net income:

	Year ended December 31,
	2007	2008	2009	2010	2011
	(In thousands of U.S. dollars)
Net income (loss) attributable to Excel	81,704	(55,914)	339,782	257,829	(211,593)
Interest and Finance costs, net(a)	7,827	64,952	84,651	65,690	57,654
Depreciation	27,864	98,753	123,411	125,283	128,089
Dry dock and special survey costs	6,834	13,511	11,379	11,243	13,326
Loss on disposal of JV ownership interest	-	-	3,705	-	-
Write down of goodwill	-	335,404	-	-	-
Vessel impairment loss	-	2,232	-	-	-
Loss from vessel's purchase cancellation	-	8,382	-	-	-
Loss in value of investment	-	10,963	-	-	-
Unrealized derivative financial instruments (gains) losses	723	25,821	(27,238)	(1,943)	(8,780)
Time charter revenue amortization, net of charter hire amortization expense	-	(205,520)	(324,416)	(222,360)	33,051
Impairment loss on intangible asset	-	-	-	-	146,732
Stock based compensation	826	8,596	19,847	9,647	10,169
Gain on sale of vessels	(6,993)	-	(61)	-	(6,432)
Gain on joint venture de-consolidation	-	-	-	-	(83)
U.S. source income taxes	486	783	660	772	700
Adjusted EBITDA	119,271	307,963	231,720	246,161	162,833

(a)
This amount includes loan interest incurred on our credit facilities (including the effects of the realized inflows/outflows of our derivative financial instruments), the amortization of financing fees associated with these facilities, certain commitment fees incurred on the unused portion of the credit facilities for our newbuildings and interest earned on our deposits.

(8) Time Charter Equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating the TCE rate is consistent with industry standards and is determined by dividing "voyage revenues" (net of voyage expenses) by available days for the relevant time period. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters), under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for the years presented (amounts in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and available days):

	2007	2008	2009	2010	2011
Voyage revenues	$176,689	$461,203	$391,746	$422,966	$353,397
Voyage expenses and commissions to related parties	(13,281)	(31,765)	(21,577)	(30,751)	(46,632)
Time Charter Equivalent revenues	$163,408	$429,438	$370,169	$392,215	$306,765
Available days for fleet	5,646	13,724	16,878	16,746	17,058
Time Charter Equivalent (TCE) rate	$28,942	$31,291	$21,932	$23,421	$17,984

 (9)  Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(10) Daily general and administrative expenses are calculated by dividing general and administrative expenses, including foreign exchange differences, by fleet calendar days for the relevant time period.

(11) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is the sum of daily vessel operating expenses and daily general and administrative expenses.

B. Capitalization and Indebtedness

Not Applicable

C. Reasons for the Offer and Use of Proceeds

Not Applicable

D. Risk Factors

Some of the following risks relate principally to the industry in which we operate and our business in general. If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially adversely affected and the trading price of our securities could decline.

The drybulk carrier charter market has sustained significant fluctuations since October 2008, which has adversely affected our earnings and may require us to impair the carrying values of our fleet, require us to raise additional capital in order to remain compliant with our loan covenants and loan covenant waivers and affect our ability to pay dividends in the future.

The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. For example, the degree of charter hire rate volatility among different types of drybulk carriers has varied widely. The Baltic Drybulk Index, or BDI, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of approximately 94%. Over the comparable period of May through December 2008, the high and low of the Baltic Panamax Index and the Baltic Capesize Index represent a decline of approximately 96% and 99%, respectively. During 2009, the BDI increased from a low of 772 in January to a high of 4,661 in November of 2009. In 2010, the BDI increased from 3,299 in January 2010 to a high of 4,209 in May 2010 and subsequently decreased to a low of 1,700 in July 2010. During 2011, the BDI remained volatile, ranging from a low of 1,043 on February 4, 2011 to a high of 2,173 on October 14, 2011. As of December 23, 2011, the BDI was 1,738. On February 3, 2012, the BDI dropped to a 26-year low of 647, owing to a combination of both weak vessel demand and further increases in supply. On March 15, 2012, the BDI was 866.

The decline and volatility in charter rates is primarily due to the number of newbuilding deliveries as vessel oversupply is gradually taking its toll on the market. Increased demand for drybulk commodities has been unable to fully absorb the approximately 98 million new deadweight tonnage that entered the market in 2011, despite almost record high scrapping levels of approximately 22.3 million deadweight tonnage and an approximately 30% delivery slippage. 2011 was the second consecutive year of double-digit growth in the drybulk fleet. In 2011, 1,181 drybulk carriers of a cumulative 98 million tons deadweight entered service, representing a year-on-year increase in deadweight of approximately 14% compared to 2010. As of the end of December 2011, newbuilding orders had been placed for an aggregate of approximately 32% of the existing global drybulk fleet on a deadweight basis, with deliveries occurring intermittently until 2015. The decline and volatility in charter rates in the drybulk market affects the value of drybulk vessels, which follows the trends of drybulk charter rates and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

 The current volatility in the drybulk charter market may significantly reduce the charter rates for our vessels trading in the spot market. As a result of such decline in charter rates, the market value of our vessels may continue to decrease, which would require us to raise additional capital in order to remain compliant with our loan covenants and loan covenant waiver agreements, and could result in our lenders accelerating our indebtedness and foreclosing on their collateral, which would adversely affect our earnings and financial condition.

Our loan agreements contain various financial covenants. See Item 10.C "Material Contracts–Loan Agreements" and Item 5.A "Recent Developments–Loan Amendments." Low drybulk charter rates and drybulk vessel values have affected our ability to comply with some of these covenants in the past and may affect our compliance in the future. If we are not able to remedy a non-compliance under our loan agreements or obtain waivers, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels from our fleet, or they could accelerate our indebtedness and foreclose on their collateral, which would impair our ability to continue to conduct our business. In addition, if we are not in compliance with these covenants and we are unable to obtain waivers, we will not be able to pay dividends in the future until the covenant defaults are cured or we obtain waivers. We may also be required to reclassify all of our indebtedness as current liabilities, which would be significantly in excess of our cash and other current assets, and accordingly would adversely affect our ability to continue as a going concern. This may limit our ability to continue to conduct our operations, finance our future operations, make acquisitions, pursue business opportunities, or make payments on our debt obligations.

The fair market values of our vessels have generally experienced high volatility and have declined significantly in the past. You should expect the market values of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, the types, sizes and ages of our vessels, applicable governmental regulations and the cost of newbuildings. If a determination is made that a vessel's future useful life is limited or its future earnings capacity is reduced, it could result in an impairment of its value on our financial statements that would result in a charge against our earnings and the reduction of our stockholders' equity. If for any reason we sell our vessels at a time when prices have fallen, the sale price may be less than the vessels' carrying amount on our financial statements, and we would incur a loss and a reduction in earnings.

In addition, if we are able to sell additional shares at a time when the charter rates in the drybulk charter market are low, such sales could be at prices below those at which shareholders had purchased their shares, which could, in turn, result in significant dilution of our then existing shareholders and affect our ability to pay dividends in the future and our earnings per share. Even if we are able to raise additional capital in the equity markets, there is no assurance we will remain compliant with our loan covenants in the future.

Charterhire rates for drybulk vessels are volatile and have declined significantly since their historic highs and may decrease further in the future, which may adversely affect our earnings and financial condition.

We are an independent shipping company that operates in the drybulk shipping markets. One of the factors that impacts our profitability is the freight rates we are able to charge. The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of drybulk vessels has varied widely, and charter hire rates for drybulk vessels have reached near historically low levels. Because we charter some of our vessels pursuant to voyage charters or short-term time charters, we are exposed to changes in spot market and short-term charter rates for drybulk carriers and such changes may affect our earnings and the value of our drybulk carriers at any given time.

While our focus on the voyage and short-term time charter markets may enable us to benefit if industry conditions strengthen, we must consistently procure this type of charter business to obtain these benefits. Conversely, such dependence makes us vulnerable to declining market rates for this type of charters. As a result of the volatility in the drybulk carrier charter market, we may not be able to employ our vessels upon the termination of their existing charters at their existing hire rates. In the recent past, short-term time charter and spot market charter rates for some drybulk carriers declined below the operating costs of those vessels before rising. There can be no assurance that we will be successful in keeping all our vessels fully employed in these short-term markets or that future spot and short-term charter rates will be sufficient to enable our vessels to be operated profitably. If the current low charter rates in the drybulk market continue through any significant period, our earnings may be adversely affected.

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

Factors that influence demand for vessel capacity include:

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities; embargoes and strikes;

•	natural disasters and other disruptions in international trade;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	vessel casualties;

•	the level of port congestion;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire; and

•	changes in global drybulk commodity production.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, cost of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing drybulk fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of, and demand for, shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

We anticipate that the future demand for our drybulk vessels will be dependent upon economic growth in the world's economies, seasonal and regional changes in demand, changes in the capacity of the global drybulk fleet and the sources and supply of drybulk cargo to be transported by sea. Given the large number of new drybulk carriers currently on order with shipyards, the capacity of the global drybulk carrier fleet seems likely to increase and economic growth may not resume in areas that have experienced a recession or continue to be slow in other areas.

The current global economic downturn may continue to negatively impact our business.

In the current global economy, operating businesses have faced and continue to face tightening credit, weakening demand for goods and services, weak international liquidity conditions and declining markets. Lower demand for drybulk cargoes, as well as diminished trade credit available for the delivery of such cargoes, have led to decreased demand for drybulk carriers, creating downward pressure on charter rates and vessel values. The current economic downturn has had a number of adverse consequences for drybulk and other shipping sectors, including, among other things:

•	an absence of available financing for vessels;

•	a further decrease in the market value of vessels and no active second-hand market for the sale of vessels;

•	low charter rates; and

•	declaration of bankruptcy by some charterers, operators and shipowners.

The occurrence of one or more of these events could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Continued disruptions in world financial markets and the resulting governmental action in Europe, the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows and could cause the market price of our common shares to further decline.

The credit markets in Europe, the United States and worldwide have experienced significant contraction, deleveraging and reduced liquidity, and the United States federal government, state governments, the European Union and foreign governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements.

The SEC, other regulators, self-regulatory organizations and exchanges have taken in the past, and may take in the future, extraordinary actions to address market emergencies, and may effect changes in law or interpretations of existing laws.

A number of financial institutions experienced serious financial difficulties in recent years, and an increasing number of financial institutions will likely continue to experience serious financial difficulties as a result of a deterioration in the stability, or perceived stability, of the respective countries in which these institutions are based or operate, due to the European sovereign debt crisis, which began in May 2010 in the wake of Greece's public finance problems and spread rapidly to the countries of the Euro area exhibiting greatest weakness.

The ongoing deterioration of the sovereign debt of several European countries, together with the risk of contagion to other, more stable, countries, particularly France and Germany, has exacerbated the global economic crisis. This situation has also raised a number of uncertainties regarding the stability and overall standing of the European Monetary Union. The Eurozone has recently seen an increase in credit spreads, together with reduced liquidity and access to financing on the market. In 2011, these negative trends have worsened and have caused considerable turbulence on the global financial and credit markets due to the fears related to the downgrading of the sovereign debt of several Eurozone countries, including France, and fiscal instability in other countries, such as Japan, the United Kingdom and the United States, which saw its credit rating being downgraded by Standard & Poor's.

The failure of the initiatives implemented by supranational institutions to resolve the debt crisis could lead to serious concerns that the Eurozone sovereign debt crisis could worsen, which may result in the reintroduction of national currencies in one or more Eurozone countries or, in particularly dire circumstances, the abandonment of the Euro. The departure or risk of departure from the Euro by one or more Eurozone countries and/or the abandonment of the Euro as a currency could have major negative effects on the world financial markets.

In addition, the uncertainty surrounding the future of the credit markets in Europe, the United States and the rest of the world has resulted in reduced access to credit worldwide. As of December 31, 2011, we had total outstanding indebtedness of approximately $1.1 billion. Our activities are subject to liquidity risk, that is, the risk that we will unable to meet our payment obligations, including loan commitments, when due. In light of this, the availability of the liquidity needed to carry out the various activities in which we are engaged and the ability to access long-term financing are essential for us to be able to meet our anticipated and unforeseen cash payment obligations, so as not to impair our day-to-day operations or financial position. The global financial market crisis and the current instability have led to a sharp fall in liquidity.

Although we have no exposure to sovereign debt of governments and other public bodies of countries in or outside the Eurozone, we face risks attendant to changes in economic environments, changes in interest rates and instability in certain securities markets, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in Europe, the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under any future financial arrangements. There is a possibility that our ability to access the liquidity we need may be affected by further increases in the cost of borrowing, a reduction in the availability of financing, an increase in the cost of other forms of fundraising and/or an inability to sell our assets or to liquidate our investments, which would, in turn, have an impact on our activities, with major negative effects on our operating results and capital and financial position.

The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows and could cause the price of our common stock to further decline significantly.

We currently maintain all of our cash and cash equivalents with a limited number of financial institutions which subjects us to credit risk.

We currently maintain all of our cash and cash equivalents with a limited number of financial institutions located in the United Kingdom, Switzerland, Greece, The Netherlands, Luxembourg and Germany. We do not expect any of our balances to be covered by insurance in the event of default by any of these financial institutions. The occurrence of such a default could therefore have a material adverse effect on our business, financial condition, results of operations and cash flows, and we may lose part or all of our cash that we have deposited with such financial institutions.

An economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the United States and Europe and may have a material adverse effect on our business, financial condition and results of operations.

Negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of the significant recent slowdowns in the economies of the United States and Europe and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. In 2011, the growth rate of China's GDP decreased to approximately 9.2%, as compared to approximately 10.4% for the year ended December 31, 2010 and 9.2% for the year ended December 31, 2009. China has recently imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, Europe and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the Chinese government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by the Chinese government's changes to these economic reforms, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect our business, operating results and financial condition.

Political, economic, natural and other risks in the markets where we have operations may cause serious disruptions to our business.

We operate in various countries around the world, including emerging markets such as the Middle East, and are exposed to risks of political unrest, war, terrorism, piracy, natural disasters, widespread transmission of communicable infectious diseases and economic and other forms of instability, which can result in disruption to our or our customers' businesses and seizure of, or damage to, our assets or pure economic loss. These events could also cause partial or complete closure of ports and sea passages, such as the Suez or Panama Canals, potentially resulting in higher costs, vessel delays and cancellations on some of our lines. While the recent events in the Middle East and Japan have not yet had a material impact on our business, worsening problems or other developments in those regions or other developments could affect our operations there and impact our financial performance materially.

Our business may be adversely affected by protectionist policies and regulatory regimes adopted by countries globally.

There is a risk that countries could, in the wake of the global financial and economic crisis or in response to real or perceived currency manipulations or trade imbalances, resort to protectionist measures or make changes to the regulatory regimes in which we operate in order to protect and preserve domestic industries. Such measures could include raising import tariffs, providing subsidies to domestic industries, restrictions on currency repatriation and the creation of other trade barriers. A global trend towards protectionism would be harmful to the global economy in general, as protectionist measures could cause world trade to shrink and counter-measures taken by protectionist policies' target countries would increase the chance for all-out trade wars. As our business success hinges, among other things, on global trade volumes, the stated protectionist policies and regulatory regimes would have a material adverse effect on our business, financial condition and results of operations.

Our operating results are subject to seasonal fluctuations, which could affect our operating results and ability to service our debt or pay dividends in the future.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charterhire rates. To the extent we operate vessels in the spot market this seasonality may result in quarter-to-quarter volatility in our operating results. The drybulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues from our drybulk carriers may be weaker during the fiscal quarters ending June 30 and September 30, and, conversely, our revenues from our drybulk carriers may be stronger in fiscal quarters ending December 31 and March 31. While this seasonality will not affect our operating results as long as our fleet is employed on period time charters, to the extent our vessels are employed in the spot market, it could materially affect our operating results in the future.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the United States government, which could be viewed negatively by investors and could negatively affect the trading price of our shares of common stock.

We currently employ all of our vessels under time charter contracts with unaffiliated parties. Under the terms of these time charters, and consistent with shipping industry practice, the charterer of each vessel pays us a daily time charter rate and directs the vessel's route, loading and discharge ports and cargoes carried. While we do not control the routes or ports of call made by our vessels, all of the time charter contracts under which our vessels operate contain express prohibitions proscribing trades of our vessels in Sudan and Cuba, as well as countries that are prohibited in trading by the United Nations or the United States. In addition, we have not had, and do not intend to have in the future, directly or indirectly, any agreements, commercial arrangements or other contacts with the governments of, or entities controlled by the governments of Iran, Sudan, Syria or Cuba, and have not provided, and do not intend to provide any goods or services, directly or indirectly, to the governments of, or entities controlled by the governments of, such countries.

Occasionally, however, upon charterers' instructions, our vessels have called, and may again call, on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism, including Iran, Sudan and Syria. In 2011, our vessels made seven calls on the Iranian port of Bandar Imam Khomeini and one call on the Syrian port of Tartous out of a total of 661 calls on worldwide ports. In 2010, our vessels made six calls on the Iranian port of Bandar Imam Khomeini. In 2009, our vessels made five calls on the Iranian port of Bandar Imam Khomeini, one call on the Sudanese port of Port Sudan and one call on the Syrian port of Lattakia. In each of these voyages, the cargo consisted solely of agricultural products. The amount of revenue earned under the above voyages for the years ended December 31, 2011, 2010 and 2009 was not significant to our results of operations.

The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in November 2011, President Barack Obama signed Executive Order No 13590, which authorizes energy-related sanctions on persons who knowingly provide goods, services, technology, or support (above certain limited monetary thresholds) to Iran that could directly and significantly contribute to either the maintenance or enhancement of Iran's ability to develop or produce petroleum resources or petrochemical products. These sanctions are intended to further address the connection between Iran's energy sector and its nuclear program that were highlighted in CISADA.

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

Acts of piracy have historically affected ocean-going vessels, including our own, trading in regions of the world such as the South China Sea, the Indian Ocean, and the Arabian Sea, and in the Gulf of Aden off the coast of Somalia. On December 11, 2010, our vessel Renuar was hijacked in waters east of Somalia and was released on April 23, 2011.

In 2008, 2009 and 2010, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia, with drybulk vessels and tankers particularly vulnerable to such attacks. For example, in November 2008, the Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million, and was released in January 2009. In April 2009, the Maersk Alabama, a 17,000-ton containership not affiliated with us, was seized by Somali pirates. The ship was later released. Following recent international anti-piracy efforts, the number of successful vessel attacks has fallen from twenty in 2010 to four in 2011.

If these piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or as "war and strikes" listed areas by the Joint War Committee, premia payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.

We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. Although we usually obtain war risk insurance for certain of our vessels making port calls in designated war zone areas, we cannot provide assurance that such insurance will be obtained prior to one of our vessels entering into an actual war zone, which could result in that vessel not being insured. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. In addition, detention of any of our vessels, hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, or insufficiency of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to service our debt or pay dividends in the future.

 World events outside our control may negatively affect the shipping industry, which could adversely affect our operations and financial condition.

Terrorist attacks like those in New York in 2001, London in 2005, Mumbai in 2008 and other countries and the continuing response of the world community to these attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. Continuing conflicts in North Africa and the Middle East and the presence of U.S. and other armed forces in various regions around the world may lead to additional acts of terrorism and armed conflict, which may contribute to further economic instability in the global financial markets. In the past, political conflicts resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. For example, in October 2002, the VLCC Limburg was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. These uncertainties could adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenue, and costs.

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

We are subject to complex laws and regulations, including environmental, safety and security regulations that could adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels will operate or will be registered, which could significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, conventions of the International Maritime Organization, or IMO, such as the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978, the International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the Convention on Limitation of Liability for Maritime Claims (as amended), or 1976 Convention, the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the CLC, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. Failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

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

Further legislation, or amendments to existing legislation, applicable to international and national maritime trade are expected over the coming years in areas such as ship recycling, sewage systems, emission control (including emissions of greenhouse gases), ballast treatment and handling. The United States has recently enacted legislation and regulations that require more stringent controls of air and water emissions from ocean-going vessels. Such legislation or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our vessels in compliance with international and/or national regulations.

The operation of our vessels is affected by the requirements set forth in the United Nations' International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code.  The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, our insurance coverage may be invalidated or decreased, or our vessels may be detained in, or denied access to, certain ports. Currently, each of our vessels is ISM code-certified by Bureau Veritas or American Bureau of Shipping and we expect that any vessel that we agree to purchase will be ISM code-certified upon delivery to us. Bureau Veritas and American Bureau of Shipping have awarded ISM certification to Maryville Maritime Inc., or Maryville, our vessel management company and a wholly-owned subsidiary of ours. However, there can be no assurance that such certification will be maintained indefinitely.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and transshipment points. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

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

The price of bunker fuel is correlated with crude oil prices, which in turn have historically exhibited significant volatility in short periods of time and have recently been at, or close to, historic highs. Furthermore, crude oil prices are influenced by a host of economic and geopolitical factors, such as global terrorism, political instability, tensions in the Middle East, insurrections in the Niger Delta, a long-term increase in global demand for oil and the economic development of emerging markets, China and India in particular.

While we generally will not bear the cost of fuel, or bunkers for vessels operating on time charters, fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. In addition, upon redelivery of vessels at the end of a period time or trip time charter, we may be obligated to repurchase bunkers on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period. Fuel is also a significant, if not the largest, expense in our shipping operations when vessels are not under period charters. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation.

Rising crew costs may adversely affect our profits.

Crew costs are a significant expense for us under our charters. Recently, the limited supply of, and increased demand for, well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we bear under our period time and spot charters. Increases in crew costs may adversely affect our profitability.

An oversupply of drybulk carrier capacity may lead to reductions in charterhire rates and profitability.

The market supply of drybulk carriers has been increasing, and the number of drybulk vessels on order as of January 2012, was approximately 37% for Panamax class vessels and 32% for Capesize class vessels of the then-existing global drybulk fleet in terms of deadweight tons, with the majority of new deliveries expected mainly during 2012. As of December 2011, newbuilding orders had been placed for an aggregate of approximately 32% of the existing global drybulk fleet on a deadweight basis, with deliveries occurring intermittently until 2015.

Newbuildings were delivered in significant numbers starting at the beginning of 2006 and continue to be delivered in significant numbers. In 2011, 1,181 drybulk carriers of a cumulative 98 million deadweight have entered service, representing a year-on-year increase in deadweight of approximately 14% compared to 2010.

Due to lack of financing many analysts expect significant cancellations and/or slippage of newbuilding orders, although available data with regard to cancellations of existing newbuilding orders or delays of newbuilding deliveries are not always accurate. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an oversupply of drybulk carrier capacity could exacerbate the recent decrease in charter rates or prolong the current period of low charter rates. If we cannot enter into period time charters on acceptable terms, we may have to secure charters in the spot market, where charter rates are more volatile and revenues are, therefore, less predictable. If the current low charter rate environment persists, or a further reduction occurs, upon the expiration or termination of our vessels' current charters, we may only be able to re-charter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all. In addition, a material increase in the net supply of drybulk vessel capacity without corresponding growth in drybulk vessel demand could have a material adverse effect on our fleet utilization and our charter rates generally, and could materially adversely affect our business, financial condition and results of operations.

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

Our business is affected by a number of risks, including mechanical failure of our vessels, collisions, property loss to the vessels, cargo loss or damage.

In addition, the operation of any ocean-going vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, by imposing potentially unlimited liability upon owners, operators and bareboat charterers for certain oil pollution accidents in the U.S., has made liability insurance more expensive for ship owners and operators and has also caused insurers to consider reducing available liability coverage. Outside of the United States, other national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability, such as the 1976 Convention. Additionally, the European Union has amended certain directives such that we could incur criminal liability in instances of pollution where criminal liability would not otherwise be incurred elsewhere.

We carry insurance to protect against most of the accident-related risks involved in the conduct of our business and we maintain environmental damage and pollution insurance coverage. We do not carry insurance covering the loss of revenue resulting from vessel off-hire time. We believe that our insurance coverage is adequate to protect us against most accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. Currently, the available amount of coverage for pollution is $1.0 billion for drybulk carriers per vessel per incident. However, there can be no assurance that all risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations in the past have resulted in increased costs for insurance against the risk of environmental damage or pollution. In the future, we may be unable to procure adequate insurance coverage to protect us against environmental damage or pollution.

The smuggling of drugs, weapons or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in areas where smugglers attempt to hide drugs, weapons and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows and financial condition.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government could requisition one or more of our vessels for title or hire, or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition vessels in other circumstances. Government requisition of one or more of our vessels would negatively impact our revenues.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, vessel financing participants and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to make significant payments to have the arrest lifted.

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

For example, the cost of replacing a vessel or cleaning up a spill could substantially lower its revenues by taking such vessels out of operation permanently or for periods of time. The involvement of our vessels in a disaster or delays in delivery or loss of cargo may harm our reputation as a safe and reliable vessel operator and could cause us to lose business.

The operation of drybulk vessels has certain unique operational risks; failure to adequately maintain our vessels could have a material adverse effect on our business, financial condition and results of operations.

With a drybulk vessel, the cargo itself and its interaction with the vessel may create operational risks. By their nature, drybulk cargoes are often heavy, dense and easily shifted, and they may react badly to water exposure. In addition, drybulk vessels are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach while at sea. Breaches of a drybulk vessel's hull may lead to the flooding of the vessel's holds. If a drybulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads, leading to the loss of a vessel. If we do not adequately maintain our vessels, we may be unable to prevent these events. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

Our vessels may suffer damage and we may face unexpected drydocking costs which could adversely affect our cash flow and financial condition.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover in full. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or we may be forced to travel to a drydocking facility that is distant from the relevant vessel's position. The loss of earnings while our vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of dividends, if any, in the future. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay drydocking costs not covered by our insurance.

A drop in spot charter rates may provide an incentive for some charterers to renegotiate or default on their time charters, which could reduce our revenues and have a material adverse effect on our business, financial condition and results of operations.

When we enter into a time charter, charter rates under that time charter are fixed for the term of the charter. The ability of each of our charterers to perform its obligations under the charter depends on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the charterer, charter rates received for specific types of vessels and various expenses. In addition, if the spot charter rates in the drybulk shipping industry become significantly lower than the time charter rates that some of our charterers are obligated to pay us under our existing time charters, the charterers may have incentive to default under that time charter or attempt to renegotiate the time charter. If our charterers default on their charters, we will seek the remedies available to us, which may include arbitration or litigation to enforce the contracts, although such efforts may not be successful. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our results from operations and ability to comply with our loan covenants. If our charterers default and we are not able to comply with our loan covenants and our lenders chose to accelerate our indebtedness and foreclose on their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

The mismatch between the terms of the bareboat charters on which we charter in certain of our vessels and the terms of the voyage or time charters on which we charter them out could adversely affect our results of operations.

We currently charter in seven of the vessels we operate under long-term bareboat charters expiring in 2015 on terms that currently differ significantly, in respect of duration and rates of hire, from those of the charters on which the vessels are chartered out. We cannot assure you that we will be able to successfully charter out these vessels in the future for periods and at rates sufficient to allow us to cover our cost of operating the vessels and to meet our obligations under the bareboat charters, which could adversely affect our earnings, results of operations and cash flows. In addition, in the event that we fail to meet our obligations under any of such bareboat charters, the respective owner may, in some jurisdictions, such as South Africa, assert "sister ship" liability against another vessel in our fleet and attempt to arrest or arrest such vessel, which could interrupt our cash flow and require us to provide significant financial security to have the arrest lifted.

We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenue from a small number of charterers. In 2010, we derived approximately 30% of our gross revenues from a single charterer, Bunge Geneva S.A. In 2011, we derived approximately 14% and 11% of our gross revenues from Global Maritime Investments Ltd and EDF Trading Limited, respectively.

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

•	the customer terminates the charter because the vessel has been subject to seizure for more than a specified number of days; or

•
there is a prolonged force majeure event affecting the customer, including damage to, or destruction of relevant production facilities, war or political unrest, which prevents us from performing services for that customer.

If we lose a key customer, we may be unable to obtain period time charters on comparable terms with charterers of comparable standing or may have increased exposure to the volatile spot market, which is highly competitive and subject to significant price fluctuations.

When our time charters end, we may not be able to replace them promptly or with profitable ones and, in addition, any such new charters are potentially subject to further decline in charter rates and other market deterioration, which could adversely affect our results of operations.

We cannot assure you that we will be able to obtain charters at comparable rates or with comparable charterers, if at all, when the charters on the vessels in our fleet expire. The charterers under these charters have no obligation to renew or extend the charters. We will generally attempt to re-charter our vessels at favorable rates with reputable charterers as the charters expire, unless management determines at that time to employ the vessel in the spot market. We cannot assure you that we will succeed. Failure to obtain replacement charters will reduce or eliminate our revenue, our ability to expand our fleet and our ability to service our debt and pay dividends to shareholders.

If drybulk vessel charter hire rates are lower than those under our current charters, we may have to enter into charters with lower charter hire rates. Also, it is possible that we may not obtain any charters. In addition, we may have to reposition our vessels without cargo or compensation to deliver them to future charterers or to move vessels to areas where we believe that future employment may be more likely or advantageous. Repositioning our vessels would increase our vessel operating costs.

The market values of our vessels have declined and may further decrease. This could lead us to incur losses when we sell vessels or we may be required to write down their carrying value, which may adversely affect our earnings, or default under our loan agreements.

The fair market values of our vessels have generally experienced high volatility and have declined significantly compared with May 2008. You should expect the market values of our vessels to fluctuate depending on a number of factors, including:

•	general economic and market conditions affecting the shipping industry;

•	the prevailing rate of charter hire;

•	competition from other shipping companies and other modes of transportation;

•	the types, sizes and ages of our vessels;

•	the supply and demand for vessels;

•	applicable governmental regulations;

•	technological advances; and

•	the cost of newbuildings.

When the market value of a vessel declines, it reduces our ability to refinance the outstanding debt or obtain future financing. The market values of our vessels are at relatively low levels.

Our lending facilities, which are secured by mortgages on our vessels, require us to comply with minimum security vessel values and satisfy certain financial and other covenants, including those that are affected by the market value of our vessels. See Item 10.C "Material Contracts–Loan Agreements" and Item 5.A "Recent Developments–Loan Amendments." We were in compliance with our covenants as of December 31, 2011. However, further declines in the market and vessel values could cause us to breach financial covenants relating to the maintenance of minimum security vessel values contained in our lending facilities. If we do breach such covenants and are unable to pledge additional collateral, remedy, or our lenders refuse to waive, the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those lending facilities. As a result of cross-default provisions contained in our loan agreements, derivative financial instrument and notes, this could, in turn, lead to additional defaults under our other loan agreements, derivative financial instruments and notes and the consequent acceleration of the indebtedness thereunder and the commencement of similar foreclosure proceedings by other lenders. If our indebtedness were accelerated in full or in part, it would be difficult for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclosed on their liens, which would adversely affect our ability to continue our business.

Further declines in charter rates and other market deterioration could cause us to incur impairment charges.

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires us to make various estimates on the basis of various assumptions, including future freight rates and earnings from the vessels which have been historically volatile.

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

Our ability to make scheduled payments on, and to refinance, our indebtedness will depend on our ability to generate cash from operations in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.  We cannot assure you that our business will generate sufficient cash flow from operations in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all. Our cash flow and capital resources may be insufficient for payment of interest on and principal of our debt in the future and any such alternative measures may be unsuccessful or may not permit us to meet scheduled debt service obligations, which could cause us to default on our obligations and could impair our liquidity.

We may not be able to raise the required amount under the agreement we reached with our lenders under the Nordea credit facility in March 2012.

In March 2012, we reached an agreement with all the lenders under the Nordea credit facility on the amendment, for a period from the effective date of such amendment (March 30, 2012) through December 31, 2013, of the amortization schedule, the collateral value clause and certain of the financial covenants of the facility (the effectiveness of which will be as of January 1, 2012). In accordance with such amendment, the loan repayment schedule will be modified to allow for the deferral of the repayment of principal amount of up to $100.0 million, originally scheduled for 2012 and 2013, to the balloon payment at the end of the facility's term in 2016.

Under the amendment, the Company is required to raise at least $30.0 million in new equity by December 31, 2012. In addition, the loan amendment and the exercise of the deferral option thereunder were conditional upon, among other things, the deposit of $20.0 million out of the $30.0 million that is required to be raised, into an escrow (special purpose blocked) account. In that respect, we reached an agreement with certain entities affiliated with the family of the Chairman of our Board of Directors to deposit such amount into the escrow account. Under the amendment, we are required to raise the $30.0 million in new equity as follows: (i) at least $20.0 million will be raised through an equity offering by September 30, 2012, with any shortfall being covered through the use of the funds deposited into the escrow account; and (ii) the remaining $10.0 million will be raised by December 31, 2012, with any shortfall being covered through the use of any funds remaining in the escrow account.

However, there can be no assurance that we will be able to successfully access the capital markets and raise the entire amount required under the amended facility or that the funds deposited into the escrow account will be sufficient to cover any shortfall in the equity offering in its entirety.

Our existing senior secured credit facilities prohibit our subsidiaries from guaranteeing our debt in most circumstances, which may decrease our ability to raise funds.

Many of our existing senior secured credit facilities contain covenants that prohibit our subsidiaries from guaranteeing any new debt we incur without prior written approval by all lenders. As a holding company, we have no assets other than the capital stock of our subsidiaries, and all of our income is generated by our subsidiaries, and the inability of our subsidiaries to guarantee our debt may deter some lenders that would otherwise be willing to provide us with loans. This in turn may limit our ability to raise new funds or financing at times when it is important for us to do so, which may have an adverse effect on our operations and financial performance.

If we default on our obligations to pay any of our indebtedness, we may be subject to restrictions on the payment of our other debt obligations or cause a cross-default or cross-acceleration.

If we are unable to generate sufficient cash flow or are otherwise unable to obtain funds necessary to meet required payments of principal and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in any agreement governing our indebtedness, we would be in default under the terms of the agreements governing such indebtedness. In the event of such default:

•
the lenders or holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable and, if not promptly paid, institute foreclosure proceedings against our assets;

•	even if those lenders or holders do not declare a default, they may be able to cause all of our available cash to be used to repay the indebtedness owed to them; and

•
such default could cause a cross-default or cross-acceleration under our other indebtedness. As a result of such default and any actions the lenders may take in response thereto, we could be forced into bankruptcy or liquidation.

Based on amounts outstanding as of December 31, 2011 under our credit facilities, we would have to repay $107.6 million during 2012, assuming the Company did not exercise, subject to certain conditions, its right to defer any principal instalments of up to $100.0 million, the payment of which was originally scheduled for 2012 and 2013, as further discussed in Item 5.A "Recent Developments–Loan Amendments." We believe that we will continue to be in compliance with our loan covenants, as amended, for a reasonable time. However, there can be no assurance that we will be in compliance with our loan covenants in the future, given the uncertainty as to whether charter rates and vessel values will continue to deteriorate. In the event that our cash flow from operations continues to be negatively impacted by low charter rates and vessel values, absent further amendments or waivers to our credit facilities or additional financing, we may not be able to continue to comply, at future covenant measurement dates, with the financial covenants of our loan agreements, or have adequate liquidity to make the required payments of principal and interest on our debt.

 The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

We currently have four interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under four of our credit facilities, which were advanced at a floating rate based on the London Interbank Offered Rate, or LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Since two of our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, we will recognize fluctuations in the fair value of such contracts in our statement of operations. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations.

Investment in derivative instruments such as forward freight agreements could result in losses.

From time to time, we may take positions in derivative instruments including forward freight agreements, or FFAs. FFAs and other derivative instruments may be used to hedge a vessel owner's exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operations and cash flows.

Our operations are subject to the risks of litigation.

We are involved on an ongoing basis in litigation arising in the ordinary course of business or otherwise. Litigation may include claims related to commercial, labor, employment, antitrust, securities, tax or environmental matters. Moreover, the process of litigating cases, even if we are successful, may be costly, and may approximate the cost of damages sought. These actions could also expose us to adverse publicity, which might adversely affect our brand and reputation. Litigation trends and expenses and the outcome of litigation cannot be predicted with certainty, and adverse litigation trends, expenses and outcomes could adversely affect our financial results, to the extent not adequately covered by insurance.

Class B shareholders can exert considerable control over us, which may limit future shareholders' ability to influence our actions.

Our Class B common shares have 1,000 votes per share and our Class A common shares have one vote per share. Class B shareholders (including certain executive officers and directors) together own 100% of our issued and outstanding Class B common shares, representing approximately 72.2% of the voting power of our outstanding capital stock as of December 31, 2011.

Because of the dual class structure of our capital stock, the holders of Class B common shares have the ability to, and will be able to, control all matters submitted to our stockholders for approval even if they come to own less than 50% of our outstanding Class A common shares. Even though we are not aware of any agreement, arrangement or understanding by the holders of our Class B common shares relating to the voting of their shares of common stock, the holders of our Class B common shares have the power to exert considerable influence over our actions.

As of December 31, 2011, Boston Industries S.A. owned approximately 0.1% of our outstanding Class A common shares and approximately 24.1% of our outstanding Class B common shares, together representing approximately 17.4% of the total voting power of our outstanding capital stock. Boston Industries S.A. is controlled by Mrs. Mary Panayotides, the spouse of our Chairman. Mrs. Panayotides has no power of voting or disposition of these shares and disclaims beneficial ownership of these shares.

As of December 31, 2011, our Chairman, Mr. Gabriel Panayotides, owned approximately 41.2% of our outstanding Class A common shares and approximately 43.7% of our outstanding Class B common shares, representing approximately 43% of the total voting power of our capital stock.

As of December 31, 2011, Ms. Ismini Panayotides, our Business Development Officer and the daughter of our Chairman, owned approximately 6.5% of our outstanding Class B common shares, representing approximately 4.7% of the total voting power of our outstanding capital stock.

We face strong competition.

We obtain charters for our vessels in a highly competitive market that is capital intensive and highly fragmented. Our market share is insufficient to enforce any degree of pricing discipline. Competition for the transportation of drybulk cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Although we believe that no single competitor has a dominant position in the markets in which we compete, we are aware that certain competitors may be able to devote greater financial and other resources to their activities than we can, resulting in a significant competitive threat to us. In addition, due in part to the highly fragmented market, competitors with greater resources than us could enter the drybulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer.

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

We carry insurance to protect against most of the accident-related risks involved in the conduct of our business and we maintain environmental damage and pollution insurance coverage. We do not carry insurance covering the loss of revenue resulting from vessel off-hire time. We believe that our insurance coverage is adequate to protect us against most accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. Currently, the available amount of coverage for pollution is $1.0 billion for drybulk carriers per vessel per incident. However, there can be no assurance that all risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations in the past have resulted in increased costs for insurance against the risk of environmental damage or pollution. In the future, we may be unable to procure adequate insurance coverage to protect us against environmental damage or pollution.

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

The declaration and payment of dividends is subject to the discretion of our board of directors and consent of our lenders, and will depend on a number of factors. Our board of directors may not always declare dividends in the future.

The declaration and payment of dividends, if any, is subject to the discretion of our board of directors and consent of our lenders. In the event that dividends are reinstated, the timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to our growth strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in our existing and future debt instruments; and (v) global financial conditions. We can give no assurance that dividends will be paid in the future.

There may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends based upon, among other things:

●	the rates we obtain from our charters as well as the rates obtained upon the expiration of our existing charters;

●	the level of our operating costs;

●	the number of unscheduled off-hire days and the timing of, and number of days required for, scheduled drydocking of our ships;

●	vessel acquisitions and related financings;

●	current and future restrictions in our loan and credit facilities;

●	prevailing global and regional economic and political conditions;

●	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

●	the amount of cash reserves established by our board of directors; and

●	restrictions under Marshall Islands and Liberian law.

As part of certain amendments to the covenants of our credit facilities in July 2011, we agreed, among other things, to suspend our cash dividends and share repurchases until the earlier of December 31, 2012 or such time as we can satisfy the financial covenant requirements of such facilities, as applicable prior to their July 2011 amendment, or our lenders consent to the reinstatement of cash dividends and share repurchases. The period during which cash dividends and share repurchases are suspended will be extended beyond December 31, 2012 unless we are in compliance with the original loan covenants and there are no deferred installments outstanding, under the amendments to our credit facilities we agreed with our lenders in March 2012. See Item 10.C "Material Contracts–Loan Agreements" and Item 5.A "Recent Developments–Loan Amendments." Even if we were able to reinstate the payment of cash dividends, we would make dividend payments to our shareholders only if our board of directors, acting in its sole discretion, determined that such payments would be in our best interest and in compliance with relevant legal and contractual requirements.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, if any. Our growth strategy contemplates that we will finance the acquisition of additional vessels through a combination of our operating cash flow and debt financing or equity financing. If financing is not available to us on acceptable terms, our board of directors may decide to finance or refinance such acquisitions with a greater percentage of cash from operations to the extent available, which would reduce or even eliminate the amount of cash available for the payment of dividends. We may also enter into other agreements that will restrict our ability to pay dividends.

The laws of the Republic of Liberia and The Marshall Islands, where our vessel-owning subsidiaries are incorporated, generally prohibit the payment of dividends other than from surplus or net profits, or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. Our subsidiaries may not have sufficient funds, surplus or net profits to make distributions to us. We also may not have sufficient surplus or net profits in the future to pay dividends.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that could reduce or eliminate the cash available for distribution as dividends. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income.

We may have difficulty managing our planned growth properly.

We intend to continue to grow our fleet. Our future growth will primarily depend on our ability to:

•	locate and acquire suitable vessels;

•	identify and consummate acquisitions or joint ventures;

•	enhance our customer base;

•	manage our expansion; and

•	obtain required financing on acceptable terms.

Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and difficulties associated with imposing common standards, controls, procedures and policies, obtaining additional qualified personnel, managing relationships with customers and integrating newly acquired assets and operations into existing infrastructure. We may be unable to successfully execute our growth plans or we may incur significant expenses and losses in connection with our future growth which would have an adverse impact on our financial condition and results of operations.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our current operating fleet has an average age of approximately 10.8 years.

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

The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new drybulk carriers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels once their initial charters expire, and the resale value of our vessels could significantly decrease. As a result, our business, results of operations, cash flows and financial condition could be adversely affected.

If we acquire additional drybulk carriers and those vessels are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.

We may acquire additional vessels in the future. A delay in the delivery of any of these vessels to us or the failure of the contract counterparty to deliver a vessel at all could cause us to breach our obligations under a related time charter and could adversely affect our earnings, our financial condition and the amount of dividends, if any, that we pay in the future. The delivery of such vessels could be delayed or certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, or substantial damage to a vessel prior to delivery. In addition, the delivery of any of such vessels with substantial defects could have similar consequences.

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

If management is unable to continue to provide reports as to the effectiveness of our internal control over financial reporting or our independent registered public accounting firm is unable to continue to provide us with unqualified attestation reports as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

Under Section 404 of the Sarbanes-Oxley Act of 2002, we are required to include in this and each of our future annual reports on Form 20-F a report containing our management's assessment of the effectiveness of our internal control over financial reporting and a related attestation of our independent registered public accounting firm. If, in such future annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified attestation report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our common stock.

We are subject to funding calls by our protection and indemnity associations, and our associations may not have enough resources to cover claims made against them.

We are indemnified for legal liabilities incurred while operating our vessels through membership in P&I associations. P&I associations are mutual insurance associations whose members must contribute to cover losses sustained by other association members. The objective of a P&I association is to provide mutual insurance based on the aggregate tonnage of a member's vessels entered into the association. Claims are paid through the aggregate premia of all members of the association, although members remain subject to calls for additional funds if the aggregate premia are insufficient to cover claims submitted to the association. Claims submitted to the association may include those incurred by members of the association, as well as claims submitted to the association from other P&I associations with which our P&I association has entered into inter-association agreements. We cannot assure you that the P&I associations to which we belong will remain viable or that we will not become subject to additional funding calls which could adversely affect us.

Because many of our employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.

We currently employ approximately 1,027 seafarers on-board our vessels and 144 land-based employees in our Athens office. The 144 employees in Greece are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

U.S. tax authorities could treat us as a "passive foreign investment company" which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a "passive foreign investment company" or PFIC, for U.S. federal income tax purposes if either (i) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (ii) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended, or the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Taxation"), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholders' holding period of our common shares. See "Taxation" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

We are subject to the United States Federal Income Tax on United States source income, which could reduce our earnings.

Under the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.

We do not believe that we are currently entitled to exemption under Section 883 of the Code for any taxable year. Therefore, we are subject to an effective 2% United States federal income tax on the gross shipping income that we derive during the year that is attributable to the transport or cargoes to or from the United States. See "Taxation" for a more comprehensive discussion of the U.S. federal income taxation of our shipping revenues.

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

Future sales of our Class A common stock could cause the market price of our Class A common stock to decline and our existing stockholders may experience significant dilution.

We may issue additional shares of our Class A common stock in the future and our stockholders may elect to sell large numbers of shares held by them from time to time. On August 5, 2010 we filed a shelf registration statement on Form F-3 with the SEC, which became effective on September 21, 2010. In the future, we may use this registration statement to issue up to an aggregate public offering price of $750.0 million of additional common or preferred stock, warrants or subscription rights. Sales of a substantial number of shares of our Class A common stock in the public market, or the perception that these sales could occur, may depress the market price for our Class A common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. Our existing stockholders may also experience significant dilution in the future as a result of any future offering.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have.

We are a Liberian corporation. Our articles of incorporation and bylaws and the Business Corporation Act of Liberia 1976, as amended, govern our affairs. While the Liberian Business Corporation Act resembles provisions of the corporation laws of a number of states in the United States, Liberian law does not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. However, while the Liberian courts generally follow U.S. court precedent, there have been few judicial cases in Liberia interpreting the Liberian Business Corporation Act. Investors may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a substantial body of case law.

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

We are incorporated in the Republic of Liberia, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by its amended and restated articles of incorporation and by-laws and by the Liberian Business Corporations Act, or the BCA. The provisions of the BCA are intended to resemble provisions of the corporation laws of a number of states in the United States. The rights and fiduciary responsibilities of directors under the law of the Republic of Liberia are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well.

We may be unable to retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. Our ability to retain key members of our management team and to hire new members as may be necessary will contribute to that success. The loss of any of these individuals could adversely affect our business prospects and financial condition. We are also dependent on qualified personnel in order to execute our day-to-day operations. The loss of the services of any of these individuals for any significant period of time or our inability to attract and retain qualified personnel could have a material adverse effect on our capacity to manage our business. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not maintain "key man" life insurance on any of our officers.

Because we generate all of our revenues in U.S. dollars but incur approximately one fifth of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

We generate all of our revenues in U.S. dollars but have historically incurred approximately 20% to 25% of our vessel operating expenses in currencies other than U.S. dollars. This variation in operating revenues and expenses could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Japanese yen, the Euro, the Singapore dollar and the British pound sterling. Expenses incurred in foreign currencies against which the U.S. dollar falls in value may increase as a result of these fluctuations, therefore decreasing our net income. We currently do not hedge our currency exposure and, as a result, our results of operations and financial condition could suffer.

Unless we set aside reserves for vessel replacement, at the end of a vessel's useful life our revenue will decline if we are also unable to borrow funds for vessel replacement.

As of December 31, 2011, the vessels in our current fleet had an average age of 10.6 years. If we do not maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives in the event we also have insufficient credit or access to credit at the times of such expiration. We estimate the useful life of our vessels to be 28 years from the date of initial delivery from the shipyard. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to service our debt and pay dividends will be adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

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

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants of our existing and future credit facilities and make payments on our debt.

As of December 31, 2011, we had total debt of approximately $1.1 billion. Our level of debt could have important consequences for us, including the following:

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

Conversion of our outstanding notes may dilute the ownership interest of existing stockholders.

In October 2007 we issued $150.0 million principal amount of 1.875% Senior Convertible Notes due 2027 (the "notes") in a private offering for resale to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended.

The conversion of some or all of our outstanding notes may dilute the ownership interests of existing stockholders. Any sales in the public market of any of our Class A common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the anticipated conversion of our outstanding notes into shares of our common stock or a combination of cash and shares of our common stock could depress the price of our common stock.

We could be required to repurchase our notes for cash prior to maturity of the notes.

The holders of our notes may, at their option, require us to purchase the principal amount of the notes for cash before the notes' maturity on certain specified dates (the earliest of which is October 15, 2014). If required, we may raise such additional funds through public or private debt or equity financing, or other arrangements. There can be no assurance that such financing will be available on acceptable terms, if at all, or that such financing will not be dilutive to our shareholders.

The agreements and instruments governing our debt contain restrictive covenants, which may limit our liquidity and corporate activities and prevent proper service of debt, which could result in the loss of our vessels.

Our loan agreements impose significant operating and financial restrictions on us.  See Item 10.C "Material Contracts–Loan Agreements" and Item 5.A "Recent Developments–Loan Amendments." These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	enter into long-term time charters for more than 36 months or long-term bareboat charters for more than 12 months;

•	sell capital stock of our subsidiaries;

•	make investments;
•	undergo a change in ownership or control, or permit a change in ownership and control of our Manager;

•	engage in mergers or acquisitions;

•	pay dividends or redeem capital stock;

•	make capital expenditures;

•	change the flag, class or the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and

•	sell our vessels.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions.  Our lenders' interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders' permission when needed.  If we do not comply with the restrictions and covenants in our loan agreements, we may not be able to pay dividends to you in the future, finance our future operations, make acquisitions or pursue business. As of December 31, 2011, we were in compliance with our loan covenants.

We are subject to certain fraudulent transfer and conveyance statutes which may adversely affect holders of our indebtedness.

Fraudulent transfer and insolvency laws, to which we and the subsidiaries guaranteeing our indebtedness may be subject, may result in such indebtedness and guarantees being voided, subordinated or limited.

The Republic of the Marshall Islands

Many of our subsidiaries are organized under the laws of the Republic of the Marshall Islands. While the Republic of the Marshall Islands does not have a bankruptcy statute or general statutory mechanism for insolvency proceedings, a Marshall Islands court could apply general U.S. principles of fraudulent conveyance, discussed below, in light of the provisions of the Marshall Islands Business Corporations Act, or the BCA, restricting the grant of guarantees without a corporate purpose. In such case, a Marshall Islands court could void or subordinate certain of our indebtedness or subsidiary guarantees, including for the reasons a U.S. court could void or subordinate a guarantee as described below.

United States

Federal and state fraudulent transfer and conveyance statutes may apply to the incurrence of our indebtedness or subsidiary guarantees, particularly any future guarantees of any U.S. subsidiaries we might create. Under U.S. federal bankruptcy law and comparable provisions of U.S. state fraudulent transfer or conveyance laws, if any such law would be deemed to apply, which may vary from state to state, our indebtedness or any subsidiary guarantees could be voided as a fraudulent transfer or conveyance if: (i) we or any such guarantors, as applicable, incurred such indebtedness or guarantees with the intent of hindering, delaying or defrauding creditors; or (ii) we or any such guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for incurring such indebtedness or guarantees and, in the case of (ii) only, one of the following is also true at the time thereof:

•	we or any such guarantors, as applicable, were insolvent or rendered insolvent by reason of the incurrence of such indebtedness or guarantees;

•	the incurrence of such indebtedness or guarantees left us or any such guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

•	we or any such guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor's ability to pay as they mature; or

•
we or any such guarantors was a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

If a court were to find that the incurrence of such indebtedness or guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under such indebtedness or guarantee or further subordinate such indebtedness or guarantee to our presently existing and future indebtedness of ours or of the related guarantor, or require the holders of indebtedness to repay any amounts received with respect to such indebtedness or guarantee. In case of a finding that a fraudulent transfer or conveyance occurred, the holders of our indebtedness may not receive any repayment on such indebtedness. Further, the voidance of any such indebtedness could result in an event of default with respect to our and our subsidiaries' other debt that could result in acceleration of such debt.

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

We cannot be certain as to the standards a court would use to determine whether or not we or any subsidiary guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of any subsidiary guarantees would not be further subordinated to our or any of our guarantors' other debt. Generally, however, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•
the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

Other jurisdictions

The laws of the other jurisdictions in which any future guarantors may be organized (such as the Republic of Liberia and Cyprus) may also limit the ability of those guarantors to guarantee debt of a parent company. These limitations arise under various provisions or principles of corporate law, including provisions requiring a subsidiary guarantor to receive adequate corporate benefit from the financing, rules governing preservation of share capital, and thin capitalization and fraudulent transfer principles.

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

 ITEM 4 - INFORMATION ON THE COMPANY

A. History and Development of the Company

We, Excel Maritime Carriers Ltd., were incorporated under the laws of the Republic of Liberia on November 2, 1988.

Our Class A common stock has traded on the NYSE under the symbol "EXM" since September 15, 2005. Prior to that date, our Class A common stock traded on the American Stock Exchange, or the AMEX, under the same symbol. As of December 31, 2011, we had 88,909,430 shares of our Class A common stock and 230,746 shares of our Class B common stock issued and outstanding.

The address of our registered office in Bermuda is 14 Par-La-Ville Road, Hamilton HM JX, Bermuda. We also maintain executive offices at 17th km National Road Athens-Lamia & Finikos Street, 145 64, Nea Kifisia, Greece. Our telephone number at that address dialing from the U.S. is (011) 30 210 818 7000.

Vessel Acquisitions, Dispositions and Other Significant Transactions

In February 2009, we sold the M/V Swift for net proceeds of approximately $3.7 million.

On October 27, 2009, we and one of our joint venture partners completed two agreements for the exchange of our ownership interests in three joint venture companies. Based on the agreements concluded, we agreed to sell our 50% ownership interest in Lillie Shipco LLC to AMCIC Cape Holdings LLC, or AMCIC, an affiliate company of a member of our Board of Directors for a consideration of $1.2 million and the transfer by AMCIC to us of its 50% ownership interest in Hope Shipco LLC. In addition, AMCIC sold its 28.6% ownership interest in Christine Shipco LLC to us for a consideration of $2.8 million. Following the completion of the transaction, we became 100% owner of Hope Shipco LLC, increased our interest in Christine Shipco LLC to 71.4% and disposed our interest in Lillie Shipco LLC.

During the years ended December 31, 2009, 2010 and 2011, we paid $9.4 million, $92.7 million and $18.3 million, respectively, representing scheduled advances in relation to our vessels then under construction.

On April 30, 2010, we took delivery of the M/V Christine from the Imabari Shipyard in Japan at a total cost of approximately $72.5 million.

On January 10, 2011, we took delivery of M/V Mairaki from the STX Offshore and Shipbuilding Co Ltd shipyard at a total shipyard cost of approximately $80.3 million.

In February 2011, we sold the M/V Marybelle for net proceeds of approximately $9.9 million.

In June 2011, we cancelled four shipbuilding contracts for the construction of four Capesize vessels entered into by four joint ventures, Fritz Shipco LLC, Benthe Shipco LLC, Gayle Frances Shipco LLC and Iron Lena Shipco LLC, in each of which we held a 50% ownership interest. No advance payments had been made to the shipyards in connection with the construction of the vessels. At the time of cancellation, the construction of the vessels had not commenced. No payments were made in connection with such cancellation. Following the cancellation of the four newbuildings, the joint venture companies that would take delivery of the vessels were dissolved with no significant effect on our financial statements.

In August 2011, we sold the M/V Lady for net proceeds of approximately $7.2 million.

B. Business Overview

We are a provider of worldwide sea borne transportation services for drybulk cargo including, among others, iron ore, coal and grain, collectively referred to as "major bulks," and steel products, fertilizers, cement, bauxite, sugar and scrap metal, collectively referred to as "minor bulks." Our fleet is managed by one of our wholly-owned subsidiaries, Maryville Maritime Inc., or Maryville.

Currently, we own a fleet of 40 vessels (including one vessel owned through a joint venture in which we hold a 71.4% interest) and, together with seven vessels under bareboat charters, operate a fleet of 47 vessels (seven Capesize, 14 Kamsarmax, 21 Panamax, two Supramax and three Handymax vessels) with a total carrying capacity of approximately 4.1 million dwt.

We deploy our vessels on a mix of period time charters and spot charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with period time charters or to profit from attractive spot charter rates during periods of strong charter market conditions. As of March 15, 2012, 33 of the vessels in our fleet were employed under period time charters. Spot charters comprise of voyage charters, which are charters for one specific voyage, and short-term time charters, which are charters with a term of less than four months on average. Period time charters are time charters with a term of at least four months on average.

In the year ended December 31, 2011, we generated voyage revenues of approximately $353.4 million compared to $423.0 million in the corresponding period in 2010 and $391.7 million in the corresponding period in 2009.

Our Fleet

The following is a list of the operating vessels in our fleet as of March 15, 2012, all of which are drybulk carriers:

Vessel Name	DWT	Year Built	Charter Type	Daily Charter Rate	Average Charter Expiration
Capesize vessels (7)
Mairaki(1)	181,000	2011	Period	$28,000	Apr 2016
Christine(1)(2)	180,000	2010	Period	$25,000	Jan 2016
Sandra(1)	180,274	2008	Period	$26,500	Nov 2015
Iron Miner	177,931	2007	Period	$17,000	Mar 2013
Kirmar	164,218	2001	Period	$49,000 (net)	May 2013
Iron Beauty	164,218	2001	Period	$12,250	Dec 2012
Lowlands Beilun(1)	170,162	1999	Period	$28,000	Nov 2015
Kamsarmax vessels (14)
Iron Manolis	82,269	2007	Period	$14,000	Dec 2012
Iron Brooke (8)	82,594	2007	Period	$11,250	Mar 2013
Iron Lindrew(5)	82,598	2007	Period	$12,000	Jan 2014
Pascha	82,574	2006	Period	$14,000	Dec 2012
Coal Gypsy(3)	82,221	2006	Period	$11,250	Apr 2013
Iron Anne	82,220	2006	Period	$14,000	Dec 2012
Iron Vassilis	82,257	2006	Period	$14,000	Aug 2012
Iron Bill(3)	82,187	2006	Period	$11,500	Apr 2013
Ore Hansa(3)	82,209	2006	Period	$11,250	Apr 2013
Iron Kalypso	82,224	2006	Period	$11,500	Jan 2013
Iron Fuzeyya(7)	82,209	2006	Period	$12,750	Nov 2013
Santa Barbara(4)	82,266	2006	Period	$15,000	Jun 2013
Coal Hunter(4)	82,298	2006	Period	$15,000	Jun 2013
Iron Bradyn	82,769	2005	Period	$12,000	Nov 2012
Panamax vessels (21)

Grain Harvester(3)	76,417	2004	Period	$11,250	Mar 2013
Grain Express	76,466	2004	Spot
Iron Knight	76,429	2004	Period	$12,250	Jan 2013
Coal Pride	72,493	1999	Period	$16,750	Apr 2012
Isminaki(5)	74,577	1998	Period	$11,000	Nov 2012
Angela Star(5)	73,798	1998	Period	$11,000	Nov 2012
Elinakos	73,751	1997	Spot
Happy Day	71,694	1997	Period	$13,000	Aug 2012
Iron Man(6)	72,861	1997	Spot
Coal Age(6)	72,824	1997	Spot
Fearless I(6)	73,427	1997	Period	$15,000	Apr 2012
Barbara(6)	73,307	1997	Spot
Linda Leah(5)(6)	73,317	1997	Period	$11,000	Oct 2012
King Coal(6)	72,873	1997	Period	$11,500	Jul 2012
Coal Glory(6)	73,670	1995	Spot
Powerful	70,083	1994	Period	$10,500	Jun 2012
First Endeavour	69,111	1994	Spot
Rodon	73,656	1993	Spot
Birthday	71,504	1993	Spot
Renuar	70,155	1993	Period	$13,500	May 2012
Fortezza	69,634	1993	Period	$13,500	May 2012
Supramax vessels (2)
July M	55,567	2005	Spot
Mairouli	53,206	2005	Spot
Handymax vessels (3)
Emerald	45,588	1998	Spot
Princess I	38,858	1994	Spot
Attractive	41,524	1985	Spot
_____________	________
TOTAL DWT	4,137,488

(1)
The charter includes a 50% profit-sharing arrangement over the indicated base daily time charter rate which is calculated on the basis of the monthly AV4 BCI Time Charter Rate, which is the Baltic Capesize Index Average of four specific time charter routes, as published on a daily basis by the Baltic Exchange in London.

(2)	We hold a 71.4% ownership interest in the joint venture that owns the vessel.

(3)	The charter will commence upon the expiration of vessel's current charter and the vessel's redelivery by the end on March or April 2012, as applicable.

(4)
The daily charter rate during the first year of the charter is $15,000. Thereafter, the charter rate is calculated on the basis of the average of the AV4 BPI rates, as published on a daily basis by the Baltic Exchange in London during the 15 days preceding the payment of hire, with a guaranteed minimum daily rate (floor) of $14,000 and a 50% profit-sharing arrangement over the amount specified in each charter.

(5)
The daily charter rate is calculated on the basis of the average of the AV4 BPI rates, as published on a daily basis by the Baltic Exchange in London during the 15 days preceding the payment of hire, with a guaranteed minimum daily rate (floor) ranging from $11,000 to $12,000 and a 50% profit-sharing arrangement over the amount specified in each charter.

(6)	Indicates a vessel sold to its current owner in July 2007 and subsequently leased back to us under a bareboat charter expiring in July 2015.

(7)
The daily charter rate during the first year of the charter is $12,750. Thereafter, the charter rate is calculated on the basis of the average of the AV4 BPI rates, as published on a daily basis by the Baltic Exchange in London during the 15 days preceding the payment of hire, with a guaranteed minimum daily rate (floor) of $11,750 and a 50% profit-sharing arrangement over the amount specified in the charter.

(8)	The vessel is currently under drydocking and the charter will commence upon completion of the drydocking.

On January 7, 2011, we entered into a Memorandum of Agreement, or MOA, to sell the M/V Marybelle for net proceeds of approximately $9.9 million and realized a gain of approximately $1.3 million, which was recognized upon delivery of the vessel to her new owners. The vessel delivery took place on February 10, 2011. Following the sale, an amount of approximately $7.8 million was repaid under our Nordea credit facility.

On May 31, 2011, we entered into a MOA to sell the M/V Lady for net proceeds of approximately $7.2 million and realized a gain of approximately $5.1 million, which was recognized upon delivery of the vessel to her new owners. The vessel delivery took place on August 9, 2011. Following the sale, an amount of approximately $6.0 million was repaid under our Nordea credit facility.

Business Strategy

We intend to increase our operating cash flow and strengthen our core business through the following principal strategies:

•      Maximize Fleet Utilization. In the fiscal years 2009, 2010 and 2011, we have maintained vessel utilization rates (defined as number of available days divided by fleet calendar days) of 98.0%, 96.2% and 98.0%, respectively. We look to maximize our vessel utilization.

•      Fleet Expansion and Reduction in Average Age. We intend to continue to grow our fleet and, over time, reduce its average age. Most significantly, our acquisition of Quintana in 2008 allowed us to add 29 modern, well-maintained operating drybulk carriers to our fleet, which, together with three newly built vessels that were delivered to us since Quintana's acquisition, have, on average, an age of approximately 8.3 years and a deadweight weighted average age of approximately 7.8 years. Our vessel acquisition candidates generally are chosen based on economic return and strict vessel specifications. We also expect to explore opportunities to sell some of our older vessels at attractive prices over time in order to maintain a modern fleet.

•      Balanced Fleet Deployment Strategy. Our fleet deployment strategy seeks to maximize charter revenue throughout industry cycles while maintaining cash flow stability. We intend to achieve this through a balanced portfolio of spot and period time charters. As of March 15, 2012, 33 of our vessels are employed under period charters while 14 operate in the spot market. Upon completion of their current charters, our vessels may or may not be employed on spot/short-duration time charters, depending on the market conditions at the time.

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

Competitive Strengths

We believe that we possess a number of competitive strengths in our industry:

•      Significant Fleet of Modern and Diverse Vessels. As of March 15, 2012, our fleet consists of 47 vessels (including 7 chartered-in vessels) representing a total capacity of approximately 4.1 million dwt, making us one of the largest independent drybulk operators in the world. Our fleet has an average age of approximately 10.8 years and a deadweight weighted average age of approximately 9.7 years. We believe that our fleet provides us with certain operational advantages, such as higher productivity and fleet utilization and lower insurance premia and operating costs. Our large, modern sister vessel fleet also provides us with a competitive advantage in the charter market, where vessel age and quality are of significant importance in competing for charters.

The diversity of our fleet allows us to provide transportation services across all of the major drybulk trades, including iron ore, coal, grains and minor bulk trades, and to take advantage of different demand dynamics within the drybulk sector and service a wider range of potential customers.

•      Strong Customer Relationships. We have strong relationships with our customers and charterers that we believe are the result of the quality of our fleet and our reputation for quality vessel operations. Through our wholly-owned management subsidiary, Maryville, we have many long-established customer relationships, and our management believes it is well regarded within the international shipping community. During the past 21 years, vessels managed by Maryville have been repeatedly chartered by subsidiaries of major drybulk operators. In 2010, we derived approximately 30% of our gross revenues from a single charterer, Bunge Geneva S.A. In 2011, we derived approximately 14% and 11% of our gross revenues from Global Maritime Investments Ltd and EDF Trading Limited, respectively.

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

•      Experienced Management Team. Our management team has significant experience in operating drybulk carriers and expertise in all aspects of commercial, technical, operational and financial areas of our business, promoting a focused marketing effort, tight quality and cost controls, and effective operations and safety monitoring.

Ship Management

The technical management of our fleet is conducted by our wholly-owned subsidiary Maryville, since 2005. We believe that having in-house technical management provides us with a competitive advantage in controlling both the cost and quality of our vessel operations. Maryville provides comprehensive ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training, as well as supply provisioning. Through our in-house technical manager, we are able to efficiently operate our fleet at a lower cost.

Brokering agreement

On March 4, 2005, we entered into a one-year brokering agreement with Excel Management Ltd, or Excel Management, a Liberian corporation controlled by the Chairman of our Board. Under this brokering agreement, the entity acts as our broker to provide services for the employment and chartering of our vessels for a commission fee equal to 1.25% of the revenue of each contract Excel Management has brokered. This agreement extends automatically for successive one-year terms on each anniversary date, unless written notice by either party is given at least one year prior to the commencement of the applicable one year extension period. The agreement was automatically extended by another year on March 4, 2012.

Permits and Authorizations

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of doing business.

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

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of drybulk carriers. A variety of government and private entities subject drybulk vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies, flag state administrations (country of registry), charterers or contract of affreightment counterparties, and terminal operators. Certain of these entities will require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the drybulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of officers and crews and compliance with local, national and international environmental laws and regulations. We believe that the operations of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident, such as the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The United Nations' International Maritime Organization (the "IMO") has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto (collectively referred to as MARPOL 73/78 and herein as "MARPOL").  MARPOL entered into force on October 2, 1983.  It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate. MARPOL sets forth pollution-prevention requirements applicable to drybulk carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution.  Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000.  It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited.  Annex VI also includes a global cap on the sulfur content of fuel oil (see below).

The IMO's Maritime Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which amendments were entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships.  By January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur (from the current cap of 4.50%).  By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs").  By July 1, 2010, ships operating within an ECA may not use fuel with sulfur content in excess of 1.0% (from 1.50%), which is further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea and the North Sea have been so designated. Effective August 1, 2012, certain coastal areas of North America will also be designated ECAs, as will (effective January 1, 2014), the United States Caribbean Sea. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards.

The operation of our ships is also affected by the requirements set forth in Chapter IX of SOLAS, which sets forth the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the Company's applicable vessels is ISM code-certified. However, there can be no assurance that such certifications will be maintained indefinitely.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions.  For example, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping tonnage. To date, there has not been sufficient adoption of this standard for it to take force, but the MEPC adopted a resolution in March 2010 encouraging the installation of ballast water management systems on new ships in accordance with the application dates in the BWM Convention. Additionally, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force. Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory for our vessels.  In addition, our vessels would be required to be equipped with a ballast water treatment system that meets mandatory concentration limits not later than the first intermediate or renewal survey, whichever occurs first, after the anniversary date of delivery of the vessel in 2014, for vessels with ballast water capacity of 1500-5000 cubic meters, or after such date in 2016, for vessels with ballast water capacity of greater than 5000 cubic meters.

The IMO adopted the Convention on Limitation of Liability for Maritime Claims (London 1976), or 1976 Convention, and amended it in 1996. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner's intentional or reckless conduct. Certain states have ratified the IMO's 1996 Protocol to the 1976 Convention. The 1996 Protocol provides for substantially higher liability limits to apply in those jurisdictions than the limits originally set forth in the 1976 Convention. For jurisdictions which are not a party to either the 1976 Convention or the Protocol of 1996, a ship owner's rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

The IMO has also adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless act or omission where the shipowner knew pollution damage would probably result.  The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident.

In addition, the IMO has adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

The United States Oil Pollution Act of 1990 and CERCLA

OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade with the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone around the United States.  The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea.  OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

(i)            injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

(i)            injury to, or economic losses resulting from, the destruction of real and personal property;

(iii)	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

(iv)           loss of subsistence use of natural resources that are injured, destroyed or lost;

(v)	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

(vi)          net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels (e.g. drybulk) to the greater of $1,000 per gross ton or $854,400 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We plan to comply with the U.S. Coast Guard's financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company's vessels call.

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

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA.  EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels. The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. The EPA has proposed a draft 2013 Vessel General Permit to replace the current Vessel General Permit upon its expiration on December 19, 2013. Among other things, the draft permit contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and requires the use of environmentally acceptable lubricants.  U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters.  On March 23, 2012, the U.S. Coast Guard announced that it is amending its regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters.  The revised ballast water standards are consistent with those adopted by the IMO in 2004, and will be effective on or around June 20, 2012.  Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
The U.S. Clean Air Act

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (the "CAA") requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans ("SIPs") designed to attain national health-based air quality standards in each state.  Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.

Other Environmental Initiatives

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties.  Member States were required to enact laws or regulations to comply with the directive by the end of 2010. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Because this directive does not necessarily correspond with international law, the directive could therefore result in criminal liability being incurred in circumstances where it would not be otherwise incurred under international law. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines, but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011 the MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that will enter into force in January 2013. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the development of market-based mechanisms to reduce greenhouse gas emissions from ships. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labor Organization

The International Labor Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. The MLC 2006 has not yet been ratified, but its ratification would require us to develop new procedures to ensure full compliance with its requirements.

The International Drybulk Shipping Market

The drybulk shipping market is the primary provider of global commodities transportation. Approximately one third of all seaborne trade is drybulk related.

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

Following May 2008, the BDI fell over 90% from May 2008 through December 16, 2008 and almost 75% during the fourth quarter of 2008 through December 16, 2008, reaching a low of 663, or 94% below the May 2008 high point. The BDI recovered during 2009, at a rate of 350% to close the year at 3,005 points. From January 2009 through December 2009, the BDI reached a high of 4,661, or 700% above the December 2008 low point, in November 2009.

The recuperated charter market in 2009 was a good setting for a fundamentally more stable 2010, although significant order book influx put pressure to overall fleet utilization. In 2010, the BDI traded in a broad range between a high of 4,209 points in May and a low of 1,700 points in July, overall averaging 2,758 points in 2010 or 5% over 2009 BDI average.

In 2011, the drybulk market experienced a decline, with BDI averaging 1,549 points or 44% below the previous year's average reaching its lowest point in February 2011 at 1,043 points, which however moderately reverted later in the year to reach a high of 2,173 points in October 2011. On December 23, 2011, the BDI was at 1,738 points.

The general decline in the drybulk carrier charter market has resulted in lower charter rates for vessels exposed to the spot market and time charters linked to the BDI. We currently employ 14 of our vessels in the spot market and 33 of our vessels under period time charters, 11 of which are linked to the BCI and BPI indices, as published on a daily basis by the Baltic Exchange in London.

Capesize rates, which averaged $130,000 per day in August 2008 and fell to approximately $2,300 per day in December 2008, surging thereafter to an average $33,300 for the year 2010, averaged $15,640 per day in 2011, approximately 53% lower than the previous year. The lowest Capesize rate levels in 2011 were at $4,570 per day in February and the highest at $32,890 per day in December, with the Capesize market being approximately at $6,010 per day in late February 2012.

 We believe the rate decline has been primarily attributable to vessel oversupply gradually taking its toll on the market. Increased demand for drybulk commodities has been unable to fully absorb the approximately 98 million new deadweight tonnage that entered the market in 2011, despite almost record high scrapping levels of approximately 22.3 million deadweight tonnage and an approximately 30% delivery slippage. 2011 was the second consecutive year of double-digit growth in the global drybulk fleet, as indicated by the fleet's 14% increase in deadweight carrying capacity for the year.

On the demand side, global steel consumption witnessed an increase of approximately 4% in 2011, despite the somewhat moderate GDP growth rate of the three largest steel consuming regions, China, the European Union and the United States.

China's GDP growth of 9.2% in 2011 was somewhat lower than the 10.4% in 2010, whereas the Eurozone's 1.6% and the United States' 1.8% GDP growth in 2011 have likely been reflective of the weaker economic conditions these regions experienced during 2011.

China remained the world's largest iron ore importer in 2011, showing an increase of approximately 10% in its imports of the commodity compared to 2010, with Brazil reporting record high iron ore export levels in 2011, 5% higher than those in 2010 and 22% above those in 2009.

On the coal trade segment, global thermal coal trade remained firm in 2011, underpinned by a sharp demand increase of approximately 20% in India, where new coal-fired power stations continue to be constructed. Steam coal trade has also been supported by steady demand levels on the part of other major importing regions, such as China and Europe, despite a slight decrease in Japan's imports in 2011 following the earthquake and tsunami in March 2011.

While global trade is likely to continue to grow, we expect the overcapacity in the shipping market to continue to exert considerable pressure on charter rates, negating any upward trends possibly arising from any favorable price and volume developments in the underlying markets. There can be no assurance as to how long charter rates will remain at their currently low levels or whether they will improve or deteriorate and, if so, when and to what degree. Charter rates may remain at depressed levels for some time, which will adversely affect our revenue and profitability.

As a result of the volatility and rate decline witnessed in the charter markets, the continued lack of availability of credit to finance vessel acquisitions and an overwhelming orderbook delivery rate during 2011, vessel values have remained under severe pressure. Indicatively, as of December 2011, values of five-year Panamax vessels with 76,000 deadweight carrying capacity have reportedly decreased by 26% compared to the same values  in December 2010, whereas five-year Capesize vessels of 170,000 deadweight carrying capacity were valued 28% less compared to December 2010.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the Maritime Transportation Security Act of 2002, or MTSA.  To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the U.S. Environmental Protection Agency (EPA).

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

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

•
a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

Ships operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for our vessels to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption, could cause a decrease in charter revenues.

Customers

We have many long-established customer relationships, and management believes that we are well regarded within the international shipping community. During the past 20 years, vessels managed by Maryville have been repeatedly chartered by subsidiaries of major drybulk operators. In 2010, we derived approximately 30% of our gross revenues from a single charterer, Bunge Geneva S.A. In 2011, we derived approximately 14% and 11% of our gross revenues from Global Maritime Investments Ltd and EDF Trading Limited, respectively.

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

Maryville was the first ship management company in Greece to receive simultaneous ISM and ISO Safety and Quality Systems Certifications in February 1996 for the safe operation of dry cargo vessels.  At the end of 2003, Maryville's Management System was among the first five company management systems to have been successfully audited and found to be in compliance with management System Standards for both ISO 9001:2000 and ISO 14001:1996 mentioned above. Certification to Maryville for both standards was issued in early 2004. ISO 9001:2000 was subsequently revised on November 15, 2008. During our audit in October 2011, we were certified to be in accordance with the requirements of the management system Standards for ISO 9001:2008.

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

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical and structural failure of the vessel, physical damage and business interruption arising from casualties such as collisions, personal injuries, property loss, cargo loss or damage and the consequences of political circumstances in foreign countries, such as piracy, hostilities, blockades and labor strikes.  In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.  OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the U.S. market.

Hull and Machinery Insurance and War Risks Insurance

We maintain hull and machinery and marine war risks insurance, which includes the risk of physical damage, actual or constructive total loss, and limited protection and indemnity insurance arising from covered marine war risks. We do not always carry insurance covering the loss of revenue resulting from vessel off-hire time. We believe that our insurance coverage is adequate to protect us against most marine perils arising out of the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, there can be no assurance that all risks are adequately insured against, that any particular claim will be paid, that an insurer will always be capable of paying it, or that we will be able to procure adequate insurance coverage at commercially reasonable rates.

Protection and Indemnity Insurance

The vessels we operate are part of protection and indemnity associations, or P&I Clubs, which cover, among other things, our third-party liabilities in connection with the operation of our vessels. This includes third-party liability and other expenses and claims in connection with injury or death of crew, passengers and other third parties, loss or damage to cargo, damage to third-party property, pollution arising from oil or other substances, wreck removal and related costs. Subject to the "capping" discussed below, our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for oil pollution is $1.0 billion per vessel per incident. Our P&I policies are subject to deductibles of up to $11,000 for crew claims, and deductibles ranging between $2,000 and $7,500 for all other claims per each accident or occurrence.

The P&I Clubs into which our vessels are entered are among the 13 P&I Clubs that compose the International Group of P&I Clubs, which insure more than 90% of the world's oceangoing tonnage and are parties to the International Group Pooling Agreement. Under this pooling agreement, claims in excess of $8.0 million and up to a maximum of just over $7 billion are shared between the member P&I Clubs. Insurance of liabilities arising out of oil pollution is capped at $1.0 billion and insurance of liabilities in respect of passengers is capped at $2.0 billion. With respect to claims ranging between $60.0 million and $3.06 billion, the International Group Pool's exposure is reinsured through the global reinsurance market. The 13 P&I Clubs that compose the International Group operate on a not-for-profit basis with member shipowners paying the actual cost of claims made against their club together with such club's contributions to the International Group Pool and the cost of the International Group Pool's reinsurance. Under such system, shipowners typically make an advance payment for a policy year and, depending on the amount of claims made against the P&I Club during the year and the club's required contribution to the International Group Pool, member shipowners may be required to pay supplemental amounts until the policy year is closed, which normally occurs three years following the commencement of the policy year in question. To the extent we experience supplementary calls, our policy is to expense such amounts. Supplementary calls for 2009 and 2010 amounted to $0.6 million and $0.08 million, respectively, and were included in operating expenses in the consolidated financial statements for the twelve-month periods ended December 31, 2009 and 2010, respectively. All such amounts were not material. There were no supplementary calls for 2011.

Although there is no cap on our liability exposure under this agreement, historically, supplemental calls have ranged from 0% to 40% of our annual insurance premia, and in no year have exceeded $1.0 million.

C. Organizational Structure

We are currently the parent company of the following subsidiaries:

Subsidiary	Place of Incorporation	Percentage of Ownership

Maryville Maritime Inc.	Liberia	100%
Point Holdings Ltd.(1)	Liberia	100%
Bird Acquisition Corp.(2)	Marshall Islands	100%

(1)
Point Holdings Ltd. is the parent company, holding 100% in each of the following 15 Liberian ship-owning subsidiaries, each of which owns one vessel: Fianna Navigation S.A., Marias Trading Inc., Yasmine International Inc., Tanaka Services Ltd., Amanda Enterprises Limited, Whitelaw Enterprises Co., Candy Enterprises Inc., Fountain Services Limited, Harvey Development Corp., Teagan Shipholding S.A., Minta Holdings S.A., Odell International Ltd., Ingram Limited, Barland Holdings Inc. and Castalia Services Ltd.  In addition, Point is the parent company holding 100% in each of the following six Liberian non ship-owning companies: Snapper Marine Limited, Magalie Investments Co., Melba Management Limited, Naia Development Corp., Liegh Jane Navigation S.A. and Thurman International Ltd., which is the parent company (100% owner) of Centel Shipping Company Ltd., a Cyprus non ship-owning company.

(2)
Bird is the parent company, holding 100% in each of the following 24 Marshall Islands ship-owning subsidiaries, each of which owns one vessel: Lowlands Beilun Shipco LLC, Iron Miner Shipco LLC, Kirmar Shipco LLC, Iron Beauty Shipco LLC, Iron Manolis Shipco LLC, Iron Brooke Shipco LLC, Iron Lindrew Shipco LLC, Coal Hunter Shipco LLC, Pascha Shipco LLC, Coal Gypsy Shipco LLC, Iron Anne Shipco LLC, Iron Vassilis Shipco LLC, Iron Bill Shipco LLC, Santa Barbara Shipco LLC, Ore Hansa Shipco LLC, Iron Kalypso Shipco LLC, Iron Fuzeyya Shipco LLC, Iron Bradyn Shipco LLC, Grain Harvester Shipco LLC, Grain Express Shipco LLC, Iron Knight Shipco LLC, Coal Pride Shipco LLC, Sandra Shipco LLC and Hope Shipco LLC. In addition, Bird is the parent company, holding 100% in each of the following seven Marshall Islands non ship-owning companies: Iron Man Shipco LLC, Coal Age Shipco LLC, Fearless Shipco LLC, Barbara Shipco LLC, Linda Leah Shipco LLC, King Coal Shipco LLC and Coal Glory Shipco LLC, each of which sold its vessel to a third party in July 2007 and subsequently leased the vessel back under a bareboat charter. Bird is also a joint venture partner in Christine Shipco LLC, a Marshall Islands ship-owning company, in which Bird holds a 71.4% interest.

D. Property, Plant and Equipment

We do not own any real estate property. Our management agreement with Maryville includes terms under which we and our subsidiaries are being offered office space, equipment and secretarial services at 17th km National Road Athens-Lamia & Finikos Str., Nea Kifisia, Greece. Maryville has a rental agreement with an unrelated party for the rental of these office premises.

ITEM 4A – UNRESOLVED STAFF COMMENTS

None

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management's discussion and analysis of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included in "Item 18 - Financial Statements." This discussion includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the "Risk Factors" section and elsewhere in this report.

Overview

We are a provider of worldwide seaborne transportation services for drybulk cargo, including, among others, iron ore, coal and grain, collectively referred to as "major bulks," and steel products, fertilizers, cement, bauxite, sugar and scrap metal, collectively referred to as "minor bulks." Our fleet is managed by one of our wholly-owned subsidiaries, Maryville.

Currently, we own a fleet of 40 vessels (including one vessel owned through a joint venture in which we hold a 71.4% interest) and, together with seven vessels under bareboat charters, operate a fleet of 47 vessels (seven Capesize, 14 Kamsarmax, 21 Panamax, two Supramax and three Handymax vessels) with a total carrying capacity of approximately 4.1 million dwt.

We deploy our vessels on a mix of period time charters and spot charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with period time charters or to profit from attractive spot charter rates during periods of strong charter market conditions. As of March 15, 2012, 33 of the vessels in our fleet were employed under period time charters, while 14 operate in the spot market. We believe that our customers enter into period time and spot charters with us because of the quality of our vessels and our record of safe and efficient operations.

In the year ended December 31, 2011, we generated voyage revenues of approximately $353.4 million compared to $423.0 million in the corresponding period in 2010 and $391.7 million in the corresponding period in 2009. In fiscal 2011, our revenues were negatively impacted by the weaker market environment, as daily charter rates and vessel values continued to be adversely affected by the increased tonnage that entered the market during that period.

In the year ended December 31, 2011, we had an operating loss of approximately $161.5 million compared to an operating income of $323.1 million in the corresponding period in 2010, primarily due to the recognition of an impairment loss of $146.7 million in fiscal 2011. In the same period, we generated $104.4 million of cash from operating activities and received $17.1 million of cash from the sale of our oldest Handymax vessels, resulting in a profit of $6.4 million. The proceeds from these sales were used to repay bank indebtedness.

In July 2011, we entered into amendments to our credit facilities to relax certain of the financial covenants for the period from June 30, 2011 until December 31, 2012. In addition, in March 2012, we agreed with our lenders to further amend our credit facilities for a period up to December 31, 2013 to modify the loan repayment schedule and allow for the deferral of the repayment of principal amount of up to $100.0 million and to relax certain of the financial covenants. See Item 10.C "Material Contracts–Loan Agreements" and Item 5.A "Recent Developments–Loan Amendments."

As of March 15, 2012, we have secured contract coverage for 100% and 59%, respectively, of the available days of our Capesize vessels and Kamsarmax/Panamax vessels for the year ending December 31, 2012. With respect to the entire fleet, 61% of the available days of 2012 have been fixed, 27% of which under contracts which offer an upside potential through profit sharing arrangements or index-linked structures and hedge against downside price risk through floor protection.

A. Operating Results

Principal factors impacting our results of operations and financial condition and key performance indicators

Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:

•	The cyclical nature of the industry and its impact on charter rates and vessel values;

•	The cost of capital driven by the availability of global credit; and

Because many of these factors are beyond our control and certain of these factors have historically been volatile, past performance is not necessarily indicative of future performance and it is difficult to predict future performance with any degree of certainty.

Cyclical nature of the industry

One of the factors that impact our profitability is the freight and hire rates that we are able to charge. The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The drybulk industry has often been characterized by periods of imbalances between supply and demand, causing charter hire rates to be volatile. The degree of charter hire rate volatility among different types of drybulk vessels has varied widely, and charter hire rates for drybulk vessels have significantly declined over the last two years. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by sea internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Our fleet deployment strategy seeks to maximize charter revenue throughout industry cycles while maintaining cash flow stability. We intend to achieve this through a balanced portfolio of spot charters, which generally last from several days to several weeks, and period time charters, which can last up to several years. Our gross revenues consist primarily of: (i) hire earned under time charter contracts, where charterers pay a fixed daily hire and any profit share over a daily hire base rate, where applicable; or (ii) amounts earned under voyage charter contracts, where charterers pay a fixed amount per ton of cargo carried. Gross revenues are also affected by the proportion between voyage and time charters, since revenues from voyage charters are generally higher than equivalent time charter hire revenues, as they are of a shorter duration and cover all costs relating to a given voyage, including port expenses, canal dues and fuel (bunker) costs. Accordingly, year-to-year comparisons of gross revenues are not necessarily indicative of the fleet's performance. We believe that the time charter equivalent per vessel, or TCE, which is defined as gross revenue per day less commissions and voyage costs, provides a more accurate measure for comparison.

In 2011, charter hire rates again declined significantly due to the number of newbuilding deliveries with vessel oversupply gradually taking its toll on the market. Increased demand for drybulk commodities has been unable to fully absorb the approximately 98 million new deadweight tonnage that entered the market in 2011, despite almost record high scrapping levels of approximately 22.3 million deadweight tonnage and an approximately 30% delivery slippage. 2011 was the second consecutive year of double-digit growth in the drybulk fleet, as indicated by the 14% increase in deadweight carrying capacity for the year. The decline and volatility in charter rates in the drybulk market affects the value of drybulk vessels, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

As of March 15, 2012, 33 of our vessels are employed under period time charters with average maturities ranging from a few months to four years, while 14 of our vessels operate in the spot market. See "Information on the Company-Business Overview-Our Fleet" above for a list of the operating vessels in our fleet and their charter arrangements.

Cost of capital

We operate in a capital-intensive industry, which requires extensive investment in revenue-producing assets. Much of this investment is funded through long-term financing. Our loans, with the exception of our $150.0 million 1.875% Unsecured Convertible Senior Notes due 2027, contain interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings. In this respect, we use interest rate swaps to manage net exposure to interest rate fluctuations related to our borrowings and to lower our overall borrowing costs.

Our overall borrowing cost is affected by changes in the general level of interest rates, particularly London Interbank Offered Rate, or LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the current year by approximately $5.0 million on the basis of our debt and hedged debt level during 2011. As of December 31, 2011, we had total outstanding indebtedness of approximately $1.1 billion. For the year ended December 31, 2011, our interest expense on our outstanding indebtedness was $48.6 million, including interest incurred under our interest rate swap agreements.

The following table presents the key performance indicators that management uses to assess our financial condition and results of operations:

	2009	2010	2011
	(In thousands of U.S. dollars, except for days, utilization and daily results)
Operational Metrics
Available days (1)	16,878	16,746	17,058
Calendar days (2)	17,229	17,401	17,407
Fleet utilization(3)	98.0%	96.2%	98.0%
Daily time charter equivalent (or TCE) (4)	21,932	23,421	17,984
Daily vessel operating expenses (5)	4,829	4,982	4,887
Daily general and administrative expenses (6)	2,514	2,057	2,055

Financial Metrics
Adjusted EBITDA(7)	231,720	246,161	162,833
Cash and cash equivalents, including current & non-current restricted cash	159,498	121,605	117,199
Current and long-term debt, net of unamortized deferred financing fees	1,256,446	1,154,041	1,057,595
Net debt(8)	1,096,948	1,032,436	940,396
Total Stockholders' equity	1,486,272	1,764,148	1,560,564
Total capitalization	2,742,718	2,918,189	2,618,159
Net debt/Total capitalization	40.0%	35.4%	35.9%

(1) Available days are the total calendar days we possessed the vessels in our fleet during the relevant period after subtracting off hire days associated with major repairs, drydockings or special or intermediate surveys.

(2) Calendar days are the total days we possessed the vessels in our fleet during the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(3) Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing available days by fleet calendar days for the relevant period.

(4) TCE is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating the TCE rate is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by available days for the relevant time period. The TCE rate is not a measure of financial performance under U.S. GAAP, (a non-GAAP measure), and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, period time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for the years presented:

	2009	2010	2011
	(In thousands of U.S. dollars, except for daily time charter equivalent and available days)
Voyage revenues	391,746	422,966	353,397
Voyage expenses and commissions to related parties	(21,577)	(30,751)	(46,632)
Time charter equivalent revenues	370,169	392,215	306,765
Available days for fleet	16,878	16,746	17,058
Time charter equivalent rate	21,932	23,421	17,984

(5)  Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(6) Daily general and administrative expenses are calculated by dividing general and administrative expenses, including foreign exchange differences, by fleet calendar days for the relevant time period.

(7) Adjusted EBITDA represents net income (loss) attributable to us plus net interest and finance costs, depreciation, impairments or write downs or other losses and taxes eliminating the effect of stock-based compensation, gains or losses on the sale of vessels or ownership interests, amortization of deferred time charter assets and liabilities and unrealized gains or losses on derivatives, which are significant non-cash items. Drydocking and special survey costs are also included in the Adjusted EBITDA for comparability purposes, as a number of our peers use the deferral method of accounting for such costs. Management uses Adjusted EBITDA as a performance measure. We believe that Adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, (non-GAAP measure), and does not represent and should not be considered to be an alternative to net income, operating income or any other indicator of a company's operating performance required by U.S. GAAP. Our calculation of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries. The table below provides a reconciliation of our Adjusted EBITDA to net income:

	Year ended December 31,
	2009	2010	2011
	(In thousands of U.S. Dollars)
Net income (loss) attributable to Excel	339,782	257,829	(211,593)
Interest and Finance costs, net(a)	84,651	65,690	57,654
Depreciation	123,411	125,283	128,089
Dry dock and special survey costs	11,379	11,243	13,326
Loss on disposal of JV ownership interest	3,705	-	-
Unrealized derivative financial instruments gains	(27,238)	(1,943)	(8,780)
Time charter revenue amortization, net of charter hire amortization expense	(324,416)	(222,360)	33,051
Impairment loss on intangible assets	-	-	146,732
Stock based compensation	19,847	9,647	10,169
Gain on sale of vessels	(61)	-	(6,432)
Gain on joint venture de-consolidation	-	-	(83)
U.S. source income taxes	660	772	700
Adjusted EBITDA	231,720	246,161	162,833

(a)           This amount includes loan interest incurred on our credit facilities (including the effects of the realized inflows/outflows of our interest rate derivative financial instruments), the amortization of financing fees associated with these facilities, certain commitment fees incurred on the unused portion of the credit facilities for our new-buildings and interest earned on our deposits.

(8) Net debt is defined as current and long-term debt (net of unamortized deferred financing fees) less cash and cash equivalents, including current and non-current restricted cash.

In addition to the above principal factors and key performance indicators, the following measures should be considered when analyzing trends in our results of operations:

•	Voyage expenses;

•	Vessel operating expenses;

•	Drydocking and special survey costs;

•	General and administrative expenses;

•	Time charter amortization-revenue and charter hire amortization-expense; and

•	Depreciation.

Voyage Expenses

Voyage expenses consist of all costs relating to a specific voyage, including port expenses, canal dues, fuel costs, net of gains or losses from the sale of bunkers to charterers, and commissions. Under voyage charters, the owner of the vessel pays such expenses whereas, under time charters, the charterer pays such expenses excluding commissions. Therefore, voyage expenses can fluctuate significantly from period to period depending on the type of charter arrangement.

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

Drydocking and Special Survey Costs

Drydocking and special survey costs relate to our regularly scheduled maintenance program necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Management anticipates that vessels will undergo drydock and special survey every two and a half years and five years, respectively. These costs are expensed as incurred. The cost incurred per annum varies depending on the number of vessels that undergo drydocking and special surveys as well as the nature of services that are necessary for each survey.

General and Administrative Expenses

Our general and administrative expenses include onshore vessel administrative related expenses such as legal and professional expenses and payroll and expenses relating to our executive officers and office staff, office rent and expenses, directors' fees, and directors and officers insurance.  General and administrative expenses include also the amortization of our stock-based compensation.

Time Charter Amortization-Revenue and Charter Hire Amortization-Expense

Where we identify any assets or liabilities associated with the acquisition of a vessel, we record all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. We value any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed.  Any difference is capped at the vessel's fair values on a charter-free basis. When the net present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as an asset; otherwise, the difference is recorded as liability. Such assets, so long recoverability tests support their carrying values, and liabilities are amortized as an expense or revenue, respectively over the remaining period of the time charters acquired.

Depreciation

Vessel acquisition cost and subsequent improvements are depreciated on a straight-line basis over the remaining useful life of each vessel, estimated to be 28 years from the date of construction. In computing vessel depreciation, the estimated salvage value ($200 per light weight ton) is also taken into consideration. We do not expect these assumptions to change in the near future. Our depreciation charges have increased in recent periods due to the enlargement of our fleet and will continue to grow, to the extent our fleet expands. Depreciation of office furniture and equipment is calculated on a straight line basis over the estimated useful life of the specific asset placed in service, which ranges from three to nine years.

Other General Economic Factors

Effect of exchange rate fluctuations

We generate all of our revenue in U.S. Dollars. The majority of our operating expenses and management expenses are in U.S. Dollars and we have historically incurred a portion, ranging between approximately 20% and 25%, of our operating expenses in currencies other than the U.S. Dollar, the majority being denominated in Euro. This difference could lead to fluctuations in net income due to changes in the value of the U.S. Dollar relative to other currencies, but we do not expect such fluctuations to be material.

Inflation risk on our expenses

Although inflation has had a moderate impact on our fleet's operating and voyage expenses, as well as, corporate overheads in recent years, management does not consider inflation to be a significant risk to our operating results in the current and foreseeable economic environment. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.

Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In "Critical Accounting Policies - Impairment of Long-lived Assets," we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes.  As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

The table set forth below indicates: (i) the carrying value of each of our vessels as of December 31, 2011; (ii) the vessels which we believe have a basic market value below their carrying value; and (iii) the aggregate difference between carrying value and market value in respect of such vessels. This aggregate difference represents the amount by which we believe we would have to reduce our net income if we sold all such vessels in the current market environment, on industry standard terms, to a willing buyer, in cash transactions, in which we were not under any compulsion to sell and the buyer were not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and, if inspected, they would be certified in class without notations of any kind. The fair values are determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820 "Fair value measurements and disclosures" and are derived principally from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•
vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

Our estimates of basic market value are inherently uncertain because we obtain information from various industry and other sources. In addition, vessel values are highly volatile and, as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

Vessel Name	Year Built	Year Purchased	Dwt	Vessel Carrying Value as at December 31, 2011(1)
				(In U.S. dollar millions)

Mairaki	2011	2011	181,000	91.8
Christine	2010	2010	180,000	82.4
Sandra	2008	2008	180,274	133.6
Iron Miner	2007	2008	177,931	139.0
Kirmar	2001	2008	164,218	115.8
Iron Beauty	2001	2008	164,218	115.6
Lowlands Beilun	1999	2008	170,162	106.3
Iron Manolis	2007	2008	82,269	83.3
Iron Brooke	2007	2008	82,594	83.3
Iron Lindrew	2007	2008	82,598	83.2
Pascha	2006	2008	82,574	80.6
Coal Gypsy	2006	2008	82,221	80.6
Iron Anne	2006	2008	82,220	80.5
Iron Vassilis	2006	2008	82,257	80.4
Iron Bill	2006	2008	82,187	80.3
Ore Hansa	2006	2008	82,209	80.2
Iron Kalypso	2006	2008	82,224	80.1
Iron Fuzeyya	2006	2008	82,209	80.1
Santa Barbara	2006	2008	82,266	80.2
Coal Hunter	2006	2008	82,298	80.6

Iron Bradyn	2005	2008	82,769	77.5
Grain Harvester	2004	2008	76,417	73.0
Grain Express	2004	2008	76,466	72.8
Iron Knight	2004	2008	76,429	72.9
Coal Pride	1999	2008	72,493	58.8
Isminaki	1998	2004	74,577	27.4
Angela Star	1998	2005	73,798	29.7
Elinakos	1997	2005	73,751	29.2
Happy Day	1997	2005	71,694	29.5
Powerful	1994	2005	70,083	22.0
First Endeavour	1994	2004	69,111	19.5
Rodon	1993	2005	73,656	20.5
Birthday	1993	2005	71,504	19.6
Renuar	1993	2005	70,155	20.8
Fortezza	1993	2005	69,634	20.8
July M	2005	2007	55,567	53.2
Mairouli	2005	2007	53,206	53.4
Emerald	1998	2005	45,588	21.0
Princess I	1994	2005	38,858	16.0
Attractive	1985	2005	41,524	3.9
Total				2,579.3

(1) With the exception of the M/V Attractive, we believe that for all our vessels, as of December 31, 2011, the basic charter-free market value is lower than the vessel's carrying value. We estimate that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $1.6 billion, however based on the assumptions discussed under "Critical Accounting Policies - Impairment of Long-lived Assets", the estimated undiscounted future cash flows for each of these vessels significantly exceeds the carrying values of these assets as at December 31, 2011.

We refer you to the risk factor entitled "The market values of our vessels have declined and may further decrease. This could lead us to incur losses when we sell vessels or we may be required to write down their carrying value, which may adversely affect our earnings, or default under our loan agreements."

Fiscal Year ended December 31, 2011 Compared to Fiscal Year ended December 31, 2010

Voyage revenues

Voyage revenues decreased by $69.6 million, or 16.5%, to $353.4 million in the year ended December 31, 2011, compared to $423.0 million for the year ended December 31, 2010.  The decrease reflects the worse market conditions that prevailed during the year ended December 31, 2011 as a result of the increased number of newbuilding deliveries in the same period compared to the year ended December 31, 2010, which resulted in lower rates earned by our vessels operating in the spot market. In particular, average BDI for the year ended December 31, 2011 was 1,549 as compared to 2,758 for the year ended December 31, 2010. TCE per ship per day for the year ended December 31, 2011 amounted to $17,984 compared to TCE per ship per day of $23,421 for the year ended December 31, 2010.

Time charter amortization

Time charter amortization, which relates to the amortization of unfavorable time charters that were fair valued upon the acquisition of Quintana Maritime Ltd., amounted to $3.5 million in the year ended December 31, 2011 as compared to $262.3 million for the year ended December 31, 2010. The decrease in the amortization was due to the fact that the majority of the associated charters had expired as of December 31, 2010. In addition, included in the time charter amortization for the year ended December 31, 2010 is an amount of $26.9 million relating to the accelerated amortization of the time charter liability for the vessel Iron Miner due to the early termination of its time charter that was assumed by us upon acquiring Quintana.

Voyage expenses and commissions to related parties

Voyage expenses increased by $15.1 million, or 54.7%, to $42.7 million for the year ended December 31, 2011, compared to $27.6 million for the year ended December 31, 2010. This increase was mainly due to increased fuel (bunkers) costs and port and other expenses related to the voyage charters operated during the year ended December 31, 2011 as compared to the respective year in 2010. On the other hand, commissions decreased by $4.8 million to $15.5 million in the year ended December 31, 2011, compared to $20.3 million for the year ended December 31, 2010 as a result of decreased voyage revenues.

Commissions charged by related parties increased by $0.7 million or 21.9%, to $3.9 million for the year ended December 31, 2011, compared to $3.2 million for the year ended December 31, 2010. This increase was the result of the expiration of certain long-term charters assumed upon the acquisition of Quintana Maritime Ltd, to which no commission by related parties was charged, and the fixture of the associated vessels under new charters during the year ended December 31, 2011 on which commissions by related parties are charged.

Charter hire expense

Charter hire expense, representing bareboat hire for the seven vessels we charter-in under bareboat charters amounted to $32.8 million for both the year ended December 31, 2011 and the year ended December 31, 2010.

Charter hire amortization and impairment loss on intangible assets

Charter hire amortization, which relates to the favorable bareboat charters that were fair valued upon the acquisition of Quintana Maritime Ltd, amounted to $36.5 million and $39.9 million for each of the years ended December 31, 2011 and 2010, respectively.

Based on our impairment test for 2011, the estimates of the undiscounted cash flows of the intangible assets related to the above charters did not support the recovery of the intangible assets' carrying values and accordingly the intangible assets' carrying values were adjusted to their fair values, which was determined to be zero, by recognizing an impairment loss of $146.7 million. No impairment loss was recorded in the year ended December 31, 2010 as the undiscounted projected net operating cash flows of the intangible assets exceeded their carrying values as of that date.

Vessel operating expenses

Vessel operating expenses decreased by $1.6 million or 1.8% to $85.1 million for the year ended December 31, 2011 as compared to $86.7 million for the year ended December 31, 2010 due to decrease in repairs and maintenance, spares and consumable stores, while daily vessel operating expenses per vessel decreased by 1.9% to $4,887 for the year ended December 31, 2011, compared to $4,982 for the year ended December 31, 2010.

Depreciation

Depreciation expense, which includes depreciation of vessels and depreciation of office furniture and equipment increased by $2.8 million, or 2.2%, to $128.1 million for the year ended December 31, 2011, compared to $125.3 million for the year ended December 31, 2010. The increase was mainly due to the deliveries from the shipyard of our Capesize vessels Mairaki and Christine with a total cost of $182.2 million which started depreciating as of April 2010 and January 2011, respectively, partly offset by decreased depreciation expense for M/V Marybelle and Lady following their sale in 2011.

Drydocking and special survey costs

During the year ended December 31, 2011, we incurred drydocking and special survey costs of approximately $13.3 million as compared to $11.2 million in the year ended December 31, 2010.

General and administrative expenses

General and administrative expenses decreased to $35.6 million for the year ended December 31, 2011 as compared to $35.7 million for the year ended December 31, 2010. Our general and administrative expenses include salaries and other related costs of the executive officers and other employees, office rent, legal and auditing costs, regulatory compliance costs and other miscellaneous office expenses.

Stock-based compensation for the year ended December 31, 2011 was $10.2 million as compared to $9.6 million for the year ended December 31, 2010 and is included in the above amounts. As at December 31, 2011, the total unrecognized cost related to these awards was $1.7 million which will be recognized through April 1, 2014. Excluding those amounts, general and administrative expenses decreased by $0.7 million or 2.7% to $25.4 million in the year ended December 31, 2011 from $26.1 million for the year ended December 31, 2010 mainly due to a decrease in legal and audit fees.

Gain on sale of vessels

During the year ended December 31, 2011, we sold our oldest Handymax vessels, the M/V Marybelle and the M/V Lady and realized a profit of $6.4 million.  No vessel sale took place in the year ended December 31, 2010.

Interest and finance costs, net

Interest and finance costs, net, which include interest and finance costs and interest income (including realized gains or losses for those derivatives that qualify for hedge accounting), decreased by $1.1 million, or 3.0%, to $35.6 million in the year ended December 31, 2011 compared to $36.7 million for the year ended December 31, 2010. The decrease is primarily attributable to the decrease of interest costs due to the decrease in the average outstanding debt balances from January 1, 2011 through December 31, 2011 following aggregate debt principal payments and prepayments amounting to $133.4 million partly offset by loan proceeds of $27.1 million.

Losses on derivative financial instruments

Losses on derivative financial instruments amounted to $13.3 million for the year ended December 31, 2011 as compared to losses of $27.1 million in the year ended December 31, 2010.  Realized losses on derivative financial instruments for the year ended December 31, 2011 decreased by $6.9 million to $22.1 million as compared to realized losses of $29.0 million in the year ended December 31, 2010. Unrealized gains for the year ended December 31, 2011 amounted to $8.8 million as compared to unrealized gains of $1.9 million in the year ended December 31, 2010, and they are attributable to the mark-to-market valuation of our derivative financial instruments that do not qualify for hedge accounting.

U.S. source income taxes

U.S. source income taxes amounted to $0.7 million and $0.8 million for each of the years ended December 31, 2011 and 2010, respectively.

Income earned by non-controlling interest

Income earned by non-controlling interest for the year ended December 31, 2011 amounted to $1.2 million compared to income of $1.0 million earned for the year ended December 31, 2010.

Fiscal Year ended December 31, 2010 Compared to Fiscal Year ended December 31, 2009

Voyage revenues

Voyage revenues increased by $31.3 million, or 8.0%, to $423.0 million in the year ended December 31, 2010, compared to $391.7 million for the year ended December 31, 2009.  The increase was in line with the general increase that prevailed in the market during the year ended December 31, 2010 as compared with the year ended December 31, 2009 presenting an average Baltic Drybulk Index or BDI of 2,758 for the year ended December 31, 2010 as compared to 2,617 for  the year ended December 31, 2009. Time charter equivalent per vessel per day for the year ended December 31, 2010 amounted to $23,421 compared to time charter equivalent per vessel per day of $21,932 for the year ended December 31, 2009.

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

Drydocking and special survey costs

During the year ended December 31, 2010 and 2009, we incurred drydocking and special survey costs of approximately $11.2 million and $11.4 million, respectively.

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

 Stock-based compensation for the years ended December 31, 2010 and 2009 was $9.6 million and $19.8 million, respectively and is included in the above amounts. As at December 31, 2010, the total unrecognized cost related to these awards was $5.3 million, which will be recognized through April 1, 2013. Excluding those amounts, general and administrative expenses increased by $2.9 million or 12.5% to $26.1 million in the year ended December 31, 2010 from $23.2 million for the year ended December 31, 2009 mainly due to the increase in salaries resulting from new hires in the Company, bonuses granted and the annual salaries' increase.

Interest and finance costs, net

Interest and finance costs, net, which include interest and finance costs and interest income (including realized gains or losses for those derivatives that qualify for hedge accounting), decreased by $19.6 million, or 34.8%, to $36.7 million in the year ended December 31, 2010 compared to $56.3 million for the year ended December 31, 2009. The decrease is primarily attributable to the decrease of interest costs due to the decrease in the average outstanding debt balances from January 1, 2010 through December 31, 2010 following debt principal payments and prepayments amounting to $184.8 million partly offset by loan proceeds of $73.0 million and the decrease in margin under our Nordea facility following the early payment made on July 1, 2010 as compared to the year ended December 31, 2009. Interest and finance costs, net as of December 31, 2009 include also expenses incurred for the loan amendments concluded in March 2009.

Losses on derivative financial instruments

Losses on derivative financial instruments amounted to $27.1 million for the year ended December 31, 2010 as compared to losses of $1.1 million in the year ended December 31, 2009.  Realized losses on derivative financial instruments for the year ended December 31, 2010 increased by $0.6 million to $29.0 million as compared to realized losses of $28.4 million in the year ended December 31, 2009. Unrealized gains for the year ended December 31, 2010 amounted to $1.9 million as compared to unrealized gains of $27.2 million in the year ended December 31, 2009, and they are mainly attributable to the mark-to-market valuation of interest rate swaps that do not qualify for hedge accounting.

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

 Accounting changes

There were no accounting changes for the years ended December 31, 2010 and 2011.  During the year ended December 31, 2009 the Company performed the following accounting changes:

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

•
changed the method of accounting for dry docking and special survey costs from the deferral method, under which costs associated with the drydocking and special survey of a vessel are deferred and charged to expense over the period to a vessel's next scheduled drydocking, to the direct expense method, under which the drydocking and special survey costs will be expensed as incurred.

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

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment and estimates in their application.  For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included under "Item 18 - Financial Statements."

Vessels' Depreciation

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. Depreciation begins when the vessel is ready for its intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value (vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. We estimate the useful life of our vessels to be 28 years from the date of initial delivery from the shipyard and the residual value of our vessels to be $200 per lightweight ton (which was increased from $120 per lightweight ton effective October 1, 2008). These assumptions are based on current and historical market trends. We do not expect these assumptions to change in the near future unless market trends will indicate otherwise. A decrease in the useful life of a drybulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

Impairment of Long-lived Assets

We follow the guidance under ASC 360, "Property, Plant and Equipment", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we should evaluate the asset for an impairment loss.

Measurement of the impairment loss is based on the fair value of the asset which is determined based on management estimates and assumptions and by making use of available market data. The fair values are determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820 "Fair value measurements and disclosures" and are derived principally from or by corroborated or observable market data. Inputs, considered by management in determining the fair value, include independent broker's valuations, FFA indices, average charter hire rates and other market observable data that allow value to be determined.

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

The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since mid-August 2008, the charter rates in the drybulk charter market have declined significantly, and drybulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates, conditions that we consider indicators of impairment.

In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, vessels' operating expenses, vessels' capital expenditures, vessels' residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations and taking into consideration growth rates for expenses, while these assumptions are always subject to changes based on the economic conditions applicable by the time we are performing the tests.

We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. Consistent with prior years and to the extent impairment indicators were present, the projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten year historical average and utilizing available market data for time charter and spot market rates such as forward freight agreements or FFAs) over the remaining estimated life of the vessel assumed to be 28 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking and special survey expenditures), assuming an average annual inflation rate in operating expenses ranging from 3% to 4% and fleet utilization of 95% to 97%. The salvage value used in the impairment test is estimated to be $200 per light weight ton, or LWT, in accordance with our vessels' depreciation policy discussed above.

If our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value.

We performed the annual vessel impairment test for 2011 utilizing the same framework for estimating projected undiscounted cash flows as in our 2010 impairment analysis. Despite the market weakening prevailed during 2011 as compared to the year ended December 31, 2010 and to market participants estimates for the fiscal year 2011, our operating costs were kept at low levels offsetting, to a great extent, the negative impact of the 2011 charter rates in the net operating cash flows per vessel. Our impairment test provided no indication of impairment on any of our vessels as of that date. Our impairment test is highly sensitive to variances in the time charter rates and fleet utilization. It also involved a sensitivity analysis by assigning possible alternative values to these two significant inputs allowing for approximately 50% sensitivity variances in the time charter rates, based on the applicable FFA rates, for the first two years (2012- 2013) and 2% sensitivity variances in fleet utilization and indicated no impairment on any of our vessels as of December 31, 2011.

Based on the same set of assumptions and estimates and, provided that charter rates and vessel values do not further deteriorate, our management believes it is probable that we will be able to meet, at future covenant dates, the financial covenants of our loan agreements, as currently effective.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will deteriorate or improve by any significant degree. Charter rates may remain at depressed levels for some time, which could adversely affect our revenue and profitability and future assessments of vessel impairment.

Intangibles

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the amount of expected future cash flows. We value any asset or liability arising from the market value of the time charters assumed when an acquired vessel is delivered to us. Where we have assumed an existing charter obligation or enter into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are less than market charter rates, we record a deferred liability based on the difference between the assumed charter rate and the market charter rate for an equivalent vessel. Conversely, where we assume an existing charter obligation or enter into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are above market charter rates, we record a deferred asset, based on the difference between the market charter rate and the contracted charter rate for an equivalent vessel. Any difference is capped at the vessel's fair values on a charter-free basis. This determination is made at the time the vessel is delivered to us, and such assets (so long as recoverability tests support their carrying values) and liabilities are amortized as an expense or revenue, respectively, over the remaining period of the charter.

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

No such asset or liability was recognized in the years ended December 31, 2010 and 2011 respectively.

Following the guidance under ASC 360 discussed under Impairment of Long-lived Assets above, we test the intangible assets for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In this respect, during the fourth quarter of 2011 and as a result of a combination of factors, including mainly the sustained decline in charter rates in 2011 and similar expectations for 2012, the current market turmoil and the illiquidity in the overall credit markets, the Company concluded that sufficient indicators existed requiring the performance of an impairment test of the intangible assets. Based on the same set of significant assumptions and estimates used in the Company's vessel impairment test described under "Impairment of Long-lived Assets" above, the estimates of the undiscounted cash flows of the intangible assets (with assumptions consistent also with those of the prior year) did not support the recoverability of the intangible assets' carrying values and accordingly the intangible assets' carrying values were adjusted to their fair values, which were determined to zero, as charter-in rates of the charter parties assumed (and the value differential between these and the rates currently observed in the market for the remaining term of the charter agreements for vessels with similar characteristics), upon acquisition of Quintana (on April 15, 2008) do not currently (and are not expected in the future to) provide any benefit for the Company. In this respect, an impairment loss of $146.7 million in the year ended December 31, 2011. The fair values were determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820 "Fair value measurements and disclosures" and were derived with reference to independent broker's reports and other market observable data that management considered in determining the fair value. No impairment loss was recorded in the years ended December 31, 2009 and 2010 as the undiscounted projected net operating cash flows of the intangible assets exceeded their carrying values as of these dates.

Accounting for Revenue and Expenses

Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate and any profit share over the daily charterhire rate, where applicable. Revenues are recognized when there is persuasive evidence of an arrangement, services have been rendered, the amount of the arrangement fee is fixed or determinable, and collection is reasonably assured. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of each voyage or time charter. Revenue on any profit share is recognized following the same criteria. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues are recognized proportionately over the duration of the voyage. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and the vessel's sail to the next fixed loading port and is deemed to end upon the completion of discharge of the current cargo. A voyage charter contract with a charterer consists of sailing to the load port (the positioning leg), loading the cargo, sailing to the discharge port and discharging the cargo. The charter contract therefore requires the relevant vessel to proceed to the port or place as ordered by the charterer and is not cancellable in the positioning leg, provided that we fulfil our contractual commitment. Performance under the contract begins upon sailing to the load port (the positioning leg). Non-cancelable voyage contracts are generally arranged prior to the completion of an existing contract. Assuming, therefore, that a non-cancelable voyage charter agreement is in place, voyage revenue recognition, under the discharge-to-discharge method, commences once the discharge of the previous charter's cargo is complete and the vessel sails for loading. The voyage is deemed complete at the point the vessel has left the discharge terminal.

Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as it is earned. Deferred revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date. Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under the time charter arrangements or by us under voyage charter arrangements, except for commissions, which are always paid by us, regardless of charter type.

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

As of December 31, 2011, our main derivative financial instruments involved four interest rate swaps outstanding with a total notional amount of approximately $589.9 million.

The fair values of those interest rate swaps have been obtained through Level 2 inputs of the fair value hierarchy. Management determines fair value through alternative valuation approaches, primarily modeling that considers the value of the underlying index, time value, volatility factors and counterparty credit risk. On a quarterly basis, management reviews the statements provided by the counterparty to ensure the fair market values are reasonable when compared to the one it derived. As of December 31, 2011, we established that the fair value of such swaps was a liability totaling $46.0 million. Changes in interest rates have a significant impact on the value of our interest rate swaps. Should either (i) the variables underlying pricing methodologies; (ii) the creditworthiness of the counterparty or (iii) the methodologies themselves substantially change, our results of operations could significantly change.

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

Recent Accounting Standards Updates

Accounting Standards Update 2011-04: In May 2011, the Financial Accounting Standards Board, or FASB, issued ASU 2011-04, Fair Value Measurements, Amendments to achieve common fair value measurements and disclosure requirements in U.S. GAAP and International Financial Reporting Standards, or IFRS, (Topic 820). The ASU is the result of joint efforts by the FASB and the International Accounting Standards Board, or IASB, to develop a single, converged fair value framework on how to measure fair value and on what disclosures to provide about fair value measurements. While the ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands ASC 820's existing disclosure requirements for fair value measurements and makes other amendments. Many of these amendments are being made to eliminate unnecessary wording differences between U.S. GAAP and IFRSs. However, some could change how the fair value measurement guidance in ASC 820 is applied. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2011. Earlier application is not permitted. The provisions of ASU 2011-04 are not expected to have a material impact on our consolidated financial statements.

Accounting Standards Update 2011-11: In December 2011, the FASB issued Accounting Standards Update, or ASU, 2011-11, Balance Sheet (Topic 210): Disclosures about offsetting Assets and Liabilities. The objective of this update is to provide enhanced disclosures that will enable financial statements' users to evaluate the effect or potential effect of netting arrangements on an entity's financial position. This includes the effect or potential effect of rights of setoff associated with an entity's recognized assets and recognized liabilities within the scope of this ASU. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. The amendments in this update are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The provisions of ASU 2011-11 are not expected to have a material impact on our consolidated financial statements.

Accounting Standards Update 2011-12: In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standard Update No 2011-05. The amendments in this Update supersede certain pending paragraphs in Accounting Standards Update No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, to effectively defer only those changes in Update 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The amendments will be temporary to allow the Board time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the Board is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before Update 2011-05. All other requirements in Update 2011-05 are not affected by this Update, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Public entities should apply these requirements for fiscal years, and interim periods within those years, beginning after December 15, 2011. The provisions of ASU 2011-12 are not expected to have a material impact on our consolidated financial statements.

Recent Developments

Loan Repayments

Subsequent to December 31, 2011 and as of the date of this annual report, we paid an aggregate of $26.9 million in regular principal installments.

Loan Amendments

In March 2012, we reached an agreement with all the lenders under the Nordea credit facility on the amendment, for a period from the effective date of such amendment (March 30, 2012) through December 31, 2013, of the amortization schedule, the collateral value clause and certain of the financial covenants (effective as of January 1, 2012) of the facility in order to improve our debt maturity profile and respond to the weak charter conditions currently prevailing in the market and the associated volatility in the vessels' market values. In accordance with such amendment, the loan repayment schedule will be modified to allow for, at our option, the deferral of the repayment of principal amount of up to $100.0 million, originally scheduled for 2012 and 2013, to the balloon payment at the end of the facility's term in 2016.

Under the amendment, we are required to raise at least $30.0 million in new equity by December 31, 2012. In addition, the loan amendment and the exercise of the deferral option thereunder were conditional, among other things, upon the deposit of $20.0 million out of the $30.0 million that is required to be raised, into an escrow (special purpose blocked) account. In that respect, we reached an agreement with certain entities affiliated with the family of the Chairman of our Board of Directors to deposit such amount into the escrow account. Such deposit took place on March 29, 2012. Under the amendment, we are required to raise the $30.0 million in new equity as follows: (i) at least $20.0 million will be raised through an equity offering by September 30, 2012, with any shortfall being covered through the use of the funds deposited into the escrow account; and (ii) the remaining $10.0 million will be raised by December 31, 2012, with any shortfall being covered through the use of any funds remaining in the escrow account.

Following the amendment, through December 31, 2013, the facility contains financial covenants requiring us, among others, to maintain: (i) minimum liquidity of no less than $1.0 million per collateral vessel plus, in the aggregate, $10.0 million; (ii) a leverage ratio (as adjusted to reflect the fair market values of the vessels wholly owned by us) of no more than 90%; (iii) a net worth, based on book values, of no less than $750.0 million; (iv) a ratio of EBITDA (as defined in the loan agreement) to gross interest expense of no less than 1.75:1.00 in the first half of 2012, and 1.25:1.00 during the eighteen-month period from July 1, 2012 until December 31, 2013; and (v) an aggregate fair market value of vessels serving as collateral for the facility at all times of no less than 80% of the outstanding principal amount of the facility in 2012, 100% of the outstanding principal amount of the facility in the first half of 2013, and 110% of the outstanding principal amount of the facility in the second half of 2013. In addition, under the amended facility, investments, cash dividends and share repurchases are allowed, as long as, among other things, we are in compliance with the original loan covenants and there are no deferred installments outstanding.

In addition, under the amendment, we may defer to the balloon payment at the end of the facility's term in 2016 the repayment of one or more principal installments falling due after the date of execution of the amendment and prior to July 2, 2013 (inclusive), provided that: (i) at least $20.0 million out of the $30.0 million that we are required to raise has been raised through an equity offering or has been deposited into the escrow account and is held in such account until such amount is raised; (ii) after giving effect to the deferral of the payment of any principal installment, each principal installment falling due after December 31, 2012 is at least $6.0 million; (iii) the aggregate amount of principal so deferred does not exceed $100.0 million; (iv) no event of default shall have occurred and be continuing; (v) we are in compliance with the financial covenants, as amended; and (vi) the applicable margin for any such deferred amount shall increase to 4%. Under the terms of the amended facility, we will have to apply any consolidated excess cash flow, calculated on a quarterly basis, towards repayment of any outstanding principal amount so deferred. The Nordea facility defines excess cash flow as a amount equal to reported EBITDA (as defined in the loan agreement) less drydocking and special survey cost, net interest expense (including payments due under our current swap agreements) and less principal payments under our current loan agreements.

Following the amendment, during the waiver period, the applicable margin over LIBOR (other than for any deferred principal amount) will increase to 2.75% per annum and will be 2.5% per annum thereafter through maturity, while the applicable margin for any deferred principal amount will increase to 4.0% per annum.

The loan amendment came into effect on March 30, 2012.

Following the amendment to the Nordea facility, we reached an agreement with Credit Suisse to similarly amend our credit facility with it, requiring us to comply with a number of covenants, including financial covenants related to leverage, consolidated net worth, liquidity and interest coverage, dividends and collateral maintenance requirements, most of which are in principle and calculation substantially similar to the covenants of the amended Nordea facility. In particular, the Credit Suisse amended facility, which will be effective through December 31, 2013, contains financial covenants requiring us to maintain: (i) minimum liquidity of no less than $1.0 million per collateral vessel plus, in the aggregate, $10.0 million; (ii) a leverage ratio (as adjusted to reflect the fair market values of the vessels wholly owned by us) of no more than 100% for the period from December 31, 2011 to December 31, 2012 and 90% thereafter until December 31, 2013; (iii) a net worth, based on book values, of no less than $750.0 million; (iv) a ratio of EBITDA to gross interest expense of no less than 1.75:1.00 in the first half of 2012, and 1.25:1.00 during the eighteen-month period from July 1, 2012 until December 31, 2013; and (v) an aggregate fair market value of vessels serving as collateral for the facility at all times of no less than 80% of the outstanding principal amount of the facility for the period from December 31, 2011 to December 31, 2012, 100% of the outstanding principal amount of the facility in the first half of 2013, and 110% of the outstanding principal amount of the facility in the second half of 2013. In addition, under the Credit Suisse amended facility, the period during which cash dividends and share repurchases are suspended will be extended until December 31, 2013 at the latest. The applicable margin under the facility will increase to 2.65% from April 1, 2012 until the loan maturity and the amount of $11.8 million pledged with Credit Suisse will remain pledged until December 31, 2013 and it may be released thereafter, to the extent that the Company complies with the value security clause which will change to 135% from January 1, 2014 until the loan maturity.

Similarly to the amendments discussed above, we reached an agreement with each of DVB and ABN to amend our bilateral credit facilities with each of them in line with the Nordea latest amendment with the exception of (a) the financial covenant under the ABN facility requiring the aggregate fair market value of the vessel serving as collateral thereunder to be at all times not less than 90% of the outstanding principal amount of the facility in 2012, 100% of the outstanding principal amount of the facility in the first half of 2013, and 110% of the outstanding principal amount of the facility in the second half of 2013, (b) the value security clause under the DVB facility, which will remain as per the original agreement and (c) the fact that, during the waiver period, the applicable margin under the ABN facility will increase to 3.05%.

We will incur $2.6 million of financing fees in relation to the loan amendments discussed above which will be deferred and amortized over the term of the loans using the effective interest of the amended loans.

Back Stop Agreement

In connection with the amendment of the Nordea facility, the Company is required to raise at least $30.0 million through the issuance of equity by December 31, 2012 as follows: (a) at least $20.0 million must be raised by September 30, 2012; and (ii) a total of $30 million (including any amounts raised by September 30, 2012) must be raised by December 31, 2012.

In addition, the waiver and amendment agreements and the exercise by the Company of its deferral option thereunder are conditional upon the Company raising $20.0 million out of the $30.0 million in equity capital, or alternatively securing from external sources the immediate deposit of $20.0 million into an escrow account.

      Certain entities affiliated with the family of the Chairman of the Board of Directors have agreed to deposit the required $20.0 million in cash into an escrow account set up for that purpose and have committed to purchase equity of the Company up to the total amount deposited in the escrow account in the event that the Company does not raise the amount required through equity offerings. Under the terms of this agreement, in exchange for depositing the required amount into the escrow account and agreeing to purchase equity of the Company as and if required to meet the Company's equity raising requirement, such entities will receive:

(i)
upon the execution of the agreement and the deposit of the required $20.0 million in cash, 2.7 million warrants, each convertible into one share of Class A common stock, with an exercise price of $0.01 per warrant, subject to a nine-month lock-up period commencing on the date of issuance;

(ii)
if, and only if, the Company has raised the entire amount required under the amendment to the Nordea facility within the allotted time frame, the entities will receive on January 1, 2013 warrants, each convertible into one share of Class A common stock, in an amount equal to 5% of the then outstanding share capital of the Company, with an exercise price of $0.01 per warrant.

In the event that the Company does not raise the amount required under the amendment to the Nordea facility through the issuance of equity, the escrowed funds ($20.0 million) will be used to purchase equity of the Company, which will consist of cumulative non-voting preferred stock of the Company having a liquidation preference of $1,000 per share, bearing a 12% annual dividend rate, payable in additional shares of preferred stock. The preferred stock will be convertible, at the option of its holder, within 12 months from its issuance, into shares of Class A common stock of the Company at a conversion price equal to a 15% discount on the weighted average closing price of the Class A common stock during the immediately preceding trailing 15-day period. Upon the end of such twelve-month period, any such preferred shares not previously converted will be converted automatically into Class A common stock upon the same terms. The preferred shares will have no preemptive or preferential rights to purchase or subscribe to shares, warrants or other securities of any class of the Company other than as described above, and will rank senior to all classes of common stock of the Company with respect to dividend rights and liquidation rights.

The board of directors established a special committee of independent directors to address issues in connection with the negotiation of the agreement with the entities depositing funds into the escrow account and the terms of the agreement.

The special committee determined the fairness of the terms of the agreement by taking into consideration various factors, including, but not limited to: (1) the adverse conditions currently prevailing in the shipping market and the industry outlook; (2) the importance of the deposit, which was a mandatory requirement for the lenders to amend the Nordea facility in order to agree to the relaxation of the facility's financial covenants and to allow for the deferral of principal amount of up to $100.0 million; (3) the purpose of such deposited funds to serve as equity financing of last resort until December 31, 2012 for purposes of being able to comply with the requirements imposed by the lenders to agree to the amendment of the facility; (4) the lenders requirement to secure such deposit in a very short period of time; (5) the relationship between the market value of the Company's assets and the level of its indebtedness; (6) the size of the deposit or such last resort equity financing versus the limited market liquidity, as well as the lack of financing alternatives; (7) the opportunity cost of the committed amount or a potential capital contribution compared to other similar investment opportunities; and (8) the nature of the compensation. On that basis, the special committee concluded that the terms of this specific transaction are fair to the Company. In connection with determining the fairness of the terms of the transactions described above, the special committee also retained an independent consulting firm to provide information for the special committee's use. The information provided by the independent firm included examples of similar transactions and an evaluation of the terms of the agreement against such similar transactions.

B. Liquidity and Capital Resources

As of December 31, 2011, we had $117.2 million in cash and restricted cash, of which $53.7 million consisted of cash and cash equivalents, and $63.5 million was restricted cash. As of December 31, 2011, we had no additional borrowing capacity under our existing credit facilities. In addition, our existing loan agreements limit our ability to incur additional indebtedness.

Our primary liquidity needs are to fund financing expenses, debt repayment, vessel operating expenses and general and administrative expenses. We anticipate that our primary sources of funds will be the existing cash and cash equivalents, cash from operations, cash resources being conserved by deferring to the balloon payment at the end of the term of the Nordea facility in 2016 the repayment of one or more principal installments falling due in fiscal 2012 and 2013 and the proceeds from the equity financing we undertook to complete in connection with the Nordea facility amendment that we agreed with our lenders in March 2012. See Item 5.A "Recent Developments–Loan Amendments."

We expect that our sources of funds will be sufficient to fund the operations of our fleet, including our working capital, for a reasonable period of time. However, in the event of a prolonged weakness in rates or a significant further drop in rates, beyond our current expectations, we may consider additional actions such as raising additional equity capital, selling assets or seeking modifications or waivers of our bank arrangements. In that respect, our management is in continuous contact with our lending banks.

Cash Requirements

The following table summarizes our short-term and long-term liquidity and capital resource requirements:

Summary of Contractual Obligations

	Total	Less than 1 year(4)	1-3 years(4)	3-5 years	More than 5 years
	(In millions of U.S. dollars)
Long-term obligations (1)	1,092.5	107.6	365.2	581.9	37.8
Interest expense (1)	130.8	50.7	61.0	17.1	2.0
Operating lease obligations (Bareboat charters) (2)	114.7	32.9	64.7	17.1	-
Property lease (3)	2.6	0.8	1.7	0.1	-
Total	1,340.6	192.0	492.6	616.2	39.8

(1) As of December 31, 2011, we had outstanding total indebtedness of approximately $1.1 billion under four term loans with maturity dates ranging from January 2016 to December 2022 and $150.0 million under our un-secured Convertible Senior Notes due 2027. The table above also includes $36.4 million outstanding under a loan of our joint venture that owns the M/V Christine. With the exception of the Convertible Notes, which bear interest at an annual rate of 1.875%, all other debt bears interest at LIBOR plus a margin. For the calculation of the contractual interest expense obligations in the table above, for all years a LIBOR rate of 0.581% was used, based on the three months LIBOR as at December 30, 2011, plus the applicable margin. The interest rate of 1.875% was used for the Convertible Notes. Derivative contracts and their implied average fixed rates are also included in the calculations.

(2) The amount relates to the bareboat hire to be paid for seven vessels chartered-in under bareboat charter agreements expiring in July 2015.

(3) The amount relates to the rental of office premises. The monthly rental payment is approximately $0.06 million and the agreement expires in February 2015.

(4) Disclosed commitment for long-term obligations and interest expense is without taking into consideration our right to defer scheduled, during 2012 and 2013, instalments of up to $100 million, subject to certain preconditions, according to the 5th amendment to our Nordea credit facility as discussed in Item 10.C "Material Contracts–Loan Agreements" and Item 5.A "Recent Developments–Loan Amendments."

Sources and Uses of Cash

Our cash flows from operating, investing and financing activities, as reflected in the Consolidated Statements of Cash Flows, are summarized in the following table:

	Year ended December 31,
	2009	2010	2011
	(In thousands of U.S. dollars)
Net cash provided by operating activities	147,252	158,499	104,350
Net cash used in investing activities	(2,282)	(92,849)	(1,520)
Net cash used in financing activities	(154,664)	(99,831)	(114,998)

Operating Activities

The net cash from operating activities decreased by $54.1 million to $104.4 million during the year ended December 31, 2011, compared to net cash from operating activities of $158.5 million during the year ended December 31, 2010. This decrease in net cash from operating activities is primarily attributable to the general decrease in the charter hire rates prevailing in the market in the year ended December 31, 2011 compared to the year ended December 31, 2010.

The net cash from operating activities increased by $11.2 million to $158.5 million during the year ended December 31, 2010, compared to net cash from operating activities of $147.3 million during the year ended December 31, 2009. This increase in net cash from operating activities is primarily attributable to the general increase in the charter hire rates prevailing in the market in the year ended December 31, 2010 compared to the year ended December 31, 2009.

Investing Activities

Net cash used in investing activities was $1.5 million during the year ended December 31, 2011 which is mainly a result of $18.3 million, representing our capital expenditures for the new-building M/V Mairaki, as offset by $17.1 million, representing proceeds received from the sale of the M/V Marybelle and the M/V Lady.

Net cash used in investing activities amounted to $92.8 million during the year ended December 31, 2010, which mainly represents our capital expenditures for the new-building vessels, M/V Christine and M/V Mairaki.

Financing Activities

Net cash used in financing activities was $115.0 million for the year ended December 31, 2011 which was mainly the result of $133.4 million of loan repayments offset by loan drawdown of $27.1 million and increase in restricted cash of $7.8 million.

Net cash used in financing activities was $99.8 million for the year ended December 31, 2010, which was mainly the result of $184.8 million of loan repayments offset by a loan drawdown of $73.0 million, $4.9 million of net proceeds from the exercise of the warrants, $4.2 million of joint ventures partners' contributions and decrease in restricted cash of $3.7 million.

Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to a deficit of $84.7 million at December 31, 2011 compared to a working capital deficit of $75.5 million at December 31, 2010.

	Year ended December 31,
	2010	2011
	(In thousands of U.S. dollars)
Current assets	97,201	82,845
Current liabilities	172,737	167,500
Working capital	(75,536)	(84,655)

We have historically financed our liquidity needs and capital requirements with cash flow from operations, equity contributions from stockholders and long-term bank debt. Our primary uses of funds are operational expenses to maintain the quality of our drybulk vessels and comply with international shipping standards and environmental laws and regulations, interest and principal payments on our outstanding loan facilities, capital expenditures to grow our fleet and dividends.

Capital Structure

We currently use a combination of term loans, convertible senior notes and equity offerings to finance our operations. We pay floating rates of interest on our credit facilities, and fixed rate on our notes. As at December 31, 2011, the average interest rate (including the margin and the interest rate swap effect) on our outstanding credit facilities and interest rate swaps was 2.8%.  Our notes bear fixed interest at 1.875%.

	Year ended December 31,
	2010	2011
	(In thousands of U.S. dollars)
Current portion of long-term debt, net of unamortized deferred financing fees	107,369	104,879
Long-term debt, net of unamortized deferred financing fees	1,046,672	952,716
Total debt	1,154,041	1,057,595

Total stockholders' equity	1,764,148	1,560,564

Total capitalization	2,918,189	2,618,159

Total debt

As of December 31, 2011, we had four term loans outstanding maturing through December 2022 and an amount of $150.0 million of 1.875% unsecured Convertible Senior Notes due 2027. During 2011, we entered into certain amendments to the above four term loans and modified certain of our financial covenants through December 31, 2012 in order to address the prolonged decline in charter hire rates and vessel values, both having a significant impact on our compliance with certain of the financial covenants.

Compliance with loan covenants

Following the amendments to the term loans described under Item 10.C "Material Contracts-Loan Agreements" and Item 5.A "Recent Developments–Loan Amendments" above, we were in compliance with all of the applicable financial covenants as at December 31, 2011. With the fair values of the collateral vessels, EBITDA and results of operations being the primary drivers affecting compliance with loan and derivative agreements' covenants, at December 31, 2011, we would still be in compliance with the terms of our agreements (absent any amendment) even if average vessel values, EBITDA and results of operations were decreased by 6%, 14% (or 7% considering also the requirement for net debt to EBITDA which is subsequently waived following the loan amendments of March, 2012) and 52%, respectively. The following tables summarize certain of our material covenants of our credit facilities as of December 31, 2011 and as applicable thereafter:

Main Covenants of our credit facilities	As of December 31, 2011
Adjusted market value leverage ratio of no greater than	0.9:1.0
EBITDA to gross interest of no less than	3.0:1.0 (2)
Book net worth greater than	$750.0 million
Minimum Liquidity no less than (1)	$1.0 million per collateral vessel plus an aggregate amount of $10.0 million
Total net debt to EBITDA no greater than	6.0:1.0
Nordea Credit Facility: At all times, fair value of collateral vessels as a percentage of outstanding principal amount of no less than	105%
Credit Suisse Credit Facility: At all times, fair value of collateral vessels as a percentage of outstanding principal amount of no less than	80%
DVB Credit Facility: At all times, fair value of collateral vessels as a percentage of outstanding principal amount of no less than	115%
ABN Credit Facility: At all times, fair value of collateral vessels as a percentage of outstanding principal amount of no less than	115%

(1)
In relation to Credit Suisse credit facility, an additional amount of $11.8 million has been provided as additional security for a hull cover ratio shortfall incurred in February 2011 and will be pledged until December 31, 2013. Thereafter it might be released only to the extent that the aggregate market value of the collateral vessels plus any remaining additional security exceeds 135% of the loan following such release. See Item 5.A "Recent Developments–Loan Amendments" for recent amendments to our loan agreements.

(2)	Under the Credit Suisse facility, we are required to maintain EBITDA to gross interest of no less than 1.75:1.0 as at December 31, 2011.

	As per the last agreed loan amendments
Main Covenants of our credit facilities	H1 2012	H2 2012	H1 2013	H2 2013	After December 31, 2013
Adjusted market value leverage ratio of no greater than	0.9:1.0 (1)				0.7:1.0
EBITDA to gross interest of no less than	1.75:1.0	1.25:1.0			3.0:1.0
Book net worth greater than	$750.0 million
Minimum Liquidity no less than	$1.0 million per collateral vessel plus an aggregate amount of $10.0 million				$1.0 million per collateral vessel (2)
Total net debt to EBITDA no greater than	Waived				6.0:1.0
Nordea Credit Facility: At all times, fair value of collateral vessels as a percentage of outstanding principal amount of no less than	80%	80%	100%	110%	135%
Credit Suisse Credit Facility: At all times, fair value of collateral vessels as a percentage of outstanding principal amount of no less than	80%	80%	100%	110%	135%
DVB Credit Facility: At all times, fair value of collateral vessels as a percentage of outstanding principal amount of no less than	115%(3)			120%	120%
ABN Credit Facility: At all times, fair value of collateral vessels as a percentage of outstanding principal amount of no less than	90%	90%	100%	110%	115%

(1)
Under the Credit Suisse facility, we are required to maintain adjusted market value leverage ratio of no greater than 1.0:1.0 for the period December 31, 2011 to December 31, 2012, 0.9:1.0 for the period January 1, 2013 to December 31, 2013 and 0.7:1.0 thereafter.

(2)
As of December 31, 2011, the collateral vessels were 36. The same minimum liquidity requirements applicable under the Nordea credit facility apply also under all other credit facilities other than the Credit Suisse credit facility, pursuant to which, in the event that the Nordea credit facility is fully repaid, the minimum liquidity will be $10.0 million.

(3)	Effective April 27, 2013, and accordingly as of June 30, 2013, the ratio increases to 120%.

See Item 10.C "Material Contracts" for a detailed description of our material loan agreements and Item 5.A "Recent Developments–Loan Amendments" for recent amendments to these agreements.

We believe that we are taking all necessary measures to manage our working capital requirements and will continue to be in compliance with our loan covenants, as amended, for a reasonable period of time. However, in the event that our cash flow from operations continues to be negatively impacted by low charter rates and vessel values, beyond our current expectations, our management will take any steps necessary to mitigate any concerns resulting from such an event by seeking to conserve cash resources, procure additional financing or even further restructure our existing debt.

Our management is in continuous contact with our lending banks and believes that we will be in a position to cure any unlikely event of non-compliance with our loan covenants in a timely manner. In addition, our management expects that our lenders would not declare an event of default, therefore not demand immediate repayment of the loans, provided that we pay loan principal installments and accumulated or accrued interest, as they fall due.

Dividends

In February 2009, our Board of Directors suspended the payment of dividends to retain cash from operations and use it either to fund our operations or vessel acquisitions or service our debt, depending on market conditions and opportunities. In addition, as part of certain amendments to the covenants of our credit facilities in July 2011, we agreed, among other things, to suspend our cash dividends and share repurchases until the earlier of December 31, 2012 or such time as we can satisfy the financial covenant requirements of such facilities, as applicable prior to their July 2011 amendment, or our lenders consent to the reinstatement of cash dividends and share repurchases. The period during which cash dividends and share repurchases are suspended will be extended beyond December 31, 2012 unless we are in compliance with the original loan covenants and there are no deferred installments outstanding, under the amendments to our credit facilities we agreed with our lenders in March 2012.

In the future, the declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors and any restrictions contained in our amended credit facilities.

For legal and economic restrictions on the ability of our subsidiaries to transfer funds to us in the form of dividends, loans, or advances and the impact of such restrictions, see "Risk Factors – We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations."

We did not make any dividend payments in 2009, 2010 and 2011.

C. Research and Development, Patents and Licenses, etc.

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize.  Charter hire rates paid for drybulk carriers are primarily a function of the underlying balance between vessel supply and demand.

In 2011, the drybulk market experienced a decline, with BDI averaging 1,549 points or 44% below the previous year's average reaching its lowest point in February 2011 at 1,043 points, which however moderately reverted later in the year to reach a high of 2,173 points in October 2011. The general decline in the drybulk carrier charter market has resulted in lower charter rates for vessels exposed to the spot market and time charters linked to the BDI.

We believe the rate decline has been primarily attributable to vessel oversupply gradually taking its toll on the market. Increased demand for drybulk commodities has been unable to fully absorb the approximately 98 million new deadweight tonnage that entered the market in 2011, despite almost record high scrapping levels of approximately 22.3 million deadweight tonnage and an approximately 30% delivery slippage. 2011 was the second consecutive year of double-digit growth in the drybulk fleet, as indicated by the fleet's 14% increase in deadweight carrying capacity for the year.

While global trade is likely to continue to grow, we expect the overcapacity in the shipping market to continue to exert considerable pressure on charter rates, negating any upward trends possibly arising from any favorable price and volume developments in the underlying markets. There can be no assurance as to how long charter rates will remain at their currently low levels or whether they will improve or deteriorate and, if so, when and to what degree. Charter rates may remain at depressed levels for some time, which will adversely affect our revenue and profitability. As a result of the volatility and rate decline witnessed in the charter markets, the continued lack of availability of credit to finance vessel acquisitions and an overwhelming orderbook delivery rate during 2011, vessel values are expected to remain under severe pressure.

E. Off-balance Sheet Arrangements

We have not engaged in off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

See "Item 5B - Operating and Financial Review and Prospects - Summary of Contractual Obligations."

G. Safe Harbor

See Cautionary Statement Regarding Forward Looking Statements at the beginning of this annual report.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, age and position within the Company of each of its current executive officers and directors. On December 30, 2002, the shareholders voted to amend the Company's Articles of Incorporation to eliminate the classification of the Company's directors. Accordingly, all directors serve for one year terms. On October 19, 2011, the Company's shareholders voted to set the Board's composition at six directors. The following table sets forth the name, age and position of each of the current executive officers, executive and non-executive directors of the Company.

Name	Age	Position
Gabriel Panayotides	57	Chairman, President and Director
Pavlos Kanellopoulos	42	Chief Financial Officer
Ismini Panayotides	29	Business Development Officer
Frithjof Platou	74	Director
Evangelos Macris	61	Director
Apostolos Kontoyannis	63	Director
Trevor J. Williams	69	Director
Hans J. Mende	68	Director

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

Pavlos Kanellopoulos was appointed Chief Financial Officer in April 2010. Mr. Kanellopoulos has 16 years of experience in banking and finance positions, mostly at a senior level. He started his career in the International Banking Division of the Bank of Tokyo-Mitsubishi in London. Since 2003, Mr. Kanellopoulos held CFO positions with companies in the manufacturing and TMT sectors, most recently as Group CFO at Forthnet SA, the largest alternative telecom and pay-TV operator in Greece. Mr. Kanellopoulos has studied at the Athens University of Economics, the University of Warwick and the London School of Economics and holds a BSc and MSc (Econ).

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

Frithjof Platou, a Norwegian citizen, is an independent Director, as determined by the Board, and has served as a Director since July 2005. He has broad experience in shipping and project finance, ship broking, ship agency and trading and has served on the Boards of several companies in the U.K. and Norway. Since 1984, he has managed his own financial consulting and advisory company, Stoud & Co Limited, specializing in corporate and project finance for the shipping, offshore oil & gas and various other industries. He was head of the shipping and offshore departments at Den Norske Creditbank and Nordic Bank, as well as at American Express Bank. Mr. Platou holds a degree in Business Administration from the University of Geneva, speaks and writes fluent Norwegian, English, French and German, has a reasonable knowledge of Spanish and a basic understanding of Japanese.

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

Trevor J. Williams, a Bermuda citizen, is an independent Director, as determined by the Board, and has served as a Director of the Company from November 1988 to April 2008. In September 2008, Mr. Williams was elected to our Board once again. Mr. Williams is a Chartered Accountant and started his shipping career with the Anglo Norness Shipping Group in 1966 and subsequently worked for Mobil Oil Corp and the Mundogas Group of companies as the Chief Financial Officer from 1972 until 1985. Mundogas was a principal owner of LPG vessels trading worldwide. From 1985 until March 31, 2011, Mr. Williams was engaged as President and Director of Consolidated Services Limited, a Bermuda-based firm providing management services to the shipping industry.  Mr. Williams is retained by Consolidated Services Ltd. as an advisor on shipping matters.

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

B. Compensation

For the year ended December 31, 2011, we paid aggregate directors fees of $0.3 million. The aggregate compensation to the executive officers and directors for the year ended December 31, 2011 was $4.3 million, inclusive of annual bonuses as approved by the Compensation Committee. We have consulting agreements with companies affiliated with certain officers and directors of our company in order to compensate them for services rendered outside Greece. The consulting agreements do not have an expiration date. We do not have a retirement plan for our executive officers or directors.

Stock Option Plan

There are no further obligations under the stock option plan.

Incentives Program

On April 1, 2010, the Board of Directors approved the grant of 299,164 shares of the Company's Class A common stock in the form of restricted stock units to certain of its employees. 33.3% of those shares vested on April 1, 2011, 33.3% will vest on April 1, 2012 and 33.3% will vest on April 1, 2013. The restricted stock units granted will be recognized as expense over the vesting period based on their fair value on the grant date. 34,221 of these shares have been forfeited up to December 31, 2011.

On July 7, 2010, based on proposals of the Compensation Committee and following the approval of the Company's Board of Directors, 1,965,000 restricted shares of the Company's Class A common stock and 35,000 restricted shares of the Company's Class B common stock were granted to the Chairman of the Company's Board of Directors and issued to a company controlled by him. 655,000 of the Class A shares and all of the Class B shares vested immediately upon granting, 655,000 of the Class A shares vested on July 7, 2011, and the remaining 655,000 of the Class A shares will vest on July 7, 2012.

On April 1, 2011, the Board of Directors approved the grant of 340,279 shares of the Company's Class A common stock in the form of restricted stock units to certain of its employees to be vested in accordance with the following schedule: (i) 88,823 shares of the Company's Class A common stock vested immediately upon granting; (ii) 83,823 shares of the Company's Class A common stock will vest on each of April 1, 2012 and 2013; and (iii) 83,810 shares of the Company's Class A common stock will vest on April 1, 2014. The restricted stock units granted will be recognized as expense over the vesting period based on their fair value on the grant date.

On July 15, 2011, based on proposals of the Compensation Committee and following the approval of the Company's Board of Directors, the Company granted Class A common stock to be issued in two tranches to the Chairman of the Company's Board, with the amounts determined by dividing: (i) the value of 982,500 shares of the Company's Class A common stock valued at the closing price on July 14, 2011 by (ii) the closing price of the Company's Class A common stock on October 5, 2011, for the first tranche, and the closing price of the Company's Class A common stock on December 29, 2011, for the second tranche. On December 30, 2011, the share issuance was completed, resulting in the issuance of 1,468,632 and 1,985,757 restricted shares of the Company's Class A common stock, in the first and second tranche, respectively. The 1,468,632 Class A shares in the first tranche and 1,985,757 Class A shares in the second tranche granted to the Chairman of the Company's Board of Directors vested upon their issuance on October 6, 2011 and December 30, 2011, respectively.

In addition, on July 15, 2011, based on proposals of the Compensation Committee and following the approval of the Company's Board of Directors: (i) 35,000 restricted shares of the Company's Class B common stock were granted to the Chairman of the Company's Board of Directors; and (ii) 15,000 restricted shares of the Company's Class B common stock were granted to our Business Development Officer. The Class B shares granted to the Chairman of the Company's Board of Directors vested on October 6, 2011 whereas the Class B shares granted to our Business Development Officer vested on August 31, 2011.

C. Board Practices

All directors serve until the Annual General Meeting of Shareholders in 2012 and the due nomination, election and qualification of their successors.

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

Committees of the Board

The Board has established an Audit Committee, a Compensation Committee and a Nomination Committee.

Audit Committee

The members of the Audit Committee are Messrs Apostolos Kontoyannis, Frithjof Platou and Evangelos Macris, each of whom is an independent director. Mr. Kontoyannis was elected Chairman of the Audit Committee following the July 29, 2005 meeting of the Board. The Audit Committee is governed by a written charter, which was reviewed and approved by the Board. The Board has determined that the members of the Audit Committee meet the applicable independence requirements of the SEC and the NYSE that all members of the Audit Committee fulfill the requirement of being financially literate and that Messrs Apostolos Kontoyannis and Frithjof Platou are audit committee financial experts as defined under current SEC and NYSE regulations.

Compensation Committee

The members of the Compensation Committee are Messrs. Frithjof Platou, Apostolos Kontoyannis, and Evangelos Macris, each of whom is an independent Director. Mr. Platou is Chairman of the Compensation Committee. The Compensation Committee is appointed by the Board.

Nomination and Corporate Governance Committee

The members of the Nomination Committee are Messrs Evangelos Macris, Trevor J. Williams and Apostolos Kontoyannis, each of whom is an independent director. Mr. Macris is Chairman of the Committee. The Nomination Committee is appointed by the Board.

D. Employees

We currently employ approximately 1,027 seafarers (1,086 in 2011; 1,114 in 2010; and 1,038 in 2009) on-board our vessels and 144 land-based employees (145 in 2011; 139 in 2010; and 124 in 2009) in our Athens office. Our shore-based employees are covered by industry-wide collective bargaining agreements that set basic standards of employment.

E. Share Ownership

The shares of common stock beneficially owned by our directors and senior managers are disclosed below in "Item 7 - Major Shareholders and Related Party Transactions."

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth, as of December 31, 2011, certain information regarding the ownership of the Company's outstanding common securities by each person known by the Company to own more than 5% of each class of such securities and all the directors and senior management as a group.

The holders of the Class A common shares are entitled to one vote per share on each matter requiring the approval of the holders of common shares of the Company. The holders of Class B common shares are entitled to one thousand votes per Class B common share on each matter requiring approval of the holders of the common shares of the Company.

Name of Shareholder	Number and percentage of Class A common shares owned	Number and percentage of Class B common shares owned

Argon S.A(1)	4,932,520 (5.5%)	-
Boston Industries S.A.(2)	*	55,676 (24.1%)
Jake Trading Inc. (3)		15,000 (6.5%)
Tanew Holdings Inc.(4)	14,477,983 (16.3%)	-
Lhada Holdings Inc.(5)	14,477,983 (16.3%)	-

Name of Shareholder	Number and percentage of Class A common shares owned	Number and percentage of Class B common shares owned

Officers & Directors:
Gabriel Panayotides(6)	36,625,355** (41.2%)	100,875 (43.7%)
Evangelos Macris	*	-
Trevor Williams	*	-
Apostolos Kontoyannis	*	-
Hans Mende(7)	958,253 (1.1%)	-
Ismini Panayotides(8)	4,932,520 (5.5%)	15,000 (6.5%)

All officers & Directors	42,591,128 (approx. 47.9%)	115,875 (50.2%)

* Less than 1%.
** Includes 655,000 Class A shares that have not vested yet.

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

(3) Jake Trading Inc. is a corporation whose sole shareholder is Ms. Ismini Panayotides, the daughter of our Chairman. Ms. Panayotides disclaims beneficial ownership of these shares except to the extent of her securing interest.

(4) Tanew Holdings Inc. is controlled by members of the family of Mr. Panayotides, the Chairman of our Board of Directors. Mr. Panayotides disclaims beneficial ownership of such shares, except with respect to his voting and dispositive interests in such shares. Mr. Panayotides has no pecuniary interest in such shares.

(5) Lhada Holdings Inc. is controlled by members of the family of Mr. Panayotides, the Chairman of our Board of Directors. Mr. Panayotides disclaims beneficial ownership of such shares, except with respect to his voting and dispositive interests in such shares. Mr. Panayotides has no pecuniary interest in such shares.

(6) Included in the Class A shares are: (i) 14,477,983 shares owned by Tanew Holdings Inc., a company controlled by members of Mr. Panayotides' family, (ii) 14,477,983 shares owned by Lhada Holdings Inc., a company controlled by members of Mr. Panayotides' family, and (iii) 5,419,389 shares (including 655,000 shares that have not vested yet) owned by Norma Investment Co. Ltd., a company controlled by Mr. Panayotides. Class B shares represent stock based awards granted to the Chairman of the Board of Directors during 2006, 2008, 2010 and 2011 (including 70,000 Class B shares owned by Norma Investment Co. Ltd.). Mr. Panayotides disclaims beneficial ownership of the 28,955,966 shares owned by Tanew Holdings Inc. and Lhada Holdings Inc., except with respect to his voting and dispositive interests in such shares.

(7) Includes 934,181 shares of our Class A common stock held by AMCI Acquisition II, LLC, a limited liability company indirectly controlled by Mr. Mende and 24,072 shares of our Class A common stock owned by a trust of which Mr. Mende is the sole trustee.

(8) Represents 4,932,520 shares of our Class A common stock held by Argon S.A and 15,000 shares of our Class B common stock held by Jake Trading Inc.

B. Related Party Transactions

Commercial Services

We have a brokering agreement with an entity affiliated with our Chairman of the Board of Directors according to which we are being provided with brokerage services for the employment and chartering of our vessels for a commission fee equal to 1.25% of the revenue of each contract. Commissions charged under this agreement for the year ended December 31, 2011 amounted to $3.5 million.

In addition, the charter parties of the vessels Lowlands Beilun, Sandra, Christine and Mairaki (which expire in the years through February 2016) provide for a commission fee equal to 1% of the revenue earned to be paid in favor of an entity affiliated with one of the Company's directors. Commissions charged under this agreement for the year ended December 31, 2011 amounted to $0.4 million.

Time charter agreement

On June 3, 2011, the M/V Emerald was fixed under a time charter for approximately 75 days at a daily gross rate of $13.8 with Torm AS. The Chairman of our Board of Directors holds a board member position in Torm AS. The revenue recognized under the charter party for the year ended December 31, 2011 was $1.0 million.

Management Services Provided to Related Ship-Owning Companies

During the years ended December 31, 2009, 2010 and 2011, our wholly-owned subsidiary Maryville provided shipping services to two related ship-owning companies, which are affiliated with the Chairman of our Board of Directors. The revenues earned for the years ended December 31, 2009, 2010 and 2011 amounted to $0.5 million, $0.4 million and $0.02 million, respectively. In October 2010 and January 2011, both such entities sold their vessels and Maryville ceased to provide technical services to them.

Back Stop Agreement

In March 2012, we entered into an agreement with certain entities affiliated with the family of the Chairman of our Board of Directors in connection with the deposit of $20 million into an escrow (special purpose blocked) account, as part of our last amendment to the Nordea facility.  For further information on the terms of such agreement please see Item 5. "Operating and Financial Review and Prospects-Recent Developments-Back Stop Agreement."

C. Interests of Experts and Counsel

Not applicable

ITEM 8 - FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

None

Dividend Policy

           In February 2009 our Board of Directors decided to suspend our dividend in light of the challenging conditions both in the freight market and the financial environment. The suspension of dividend was effective beginning with the dividend of the fourth quarter of 2008. The decision aimed at preserving cash and enhancing our liquidity and was considered to be a precautionary measure in view of the disruptions arising with some of our then existing charters.

In addition, as part of certain amendments to the covenants of our credit facilities in July 2011, we agreed, among other things, to suspend our cash dividends and share repurchases until the earlier of December 31, 2012 or such time as we can satisfy the financial covenant requirements of such facilities, as applicable prior to their July 2011 amendment, or our lenders consent to the reinstatement of cash dividends and share repurchases. The period during which cash dividends and share repurchases are suspended will be extended beyond December 31, 2012 unless we are in compliance with the original loan covenants and there are no deferred installments outstanding, under the amendments to our credit facilities we agreed with our lenders in March 2012. Even if we were able to reinstate the payment of cash dividends, we would make dividend payments to our shareholders only if our board of directors, acting in its sole discretion, determined that such payments would be in our best interest and in compliance with relevant legal and contractual requirements.

The dividend policy will be regularly assessed by our Board of Directors and will depend, among other things, on our obligations, leverage, liquidity, capital resources and overall market conditions. The Board retains the authority to alter the dividend policy at its discretion.

B. Significant changes

 See "Item 5 - Operating and Financial Review and Prospects Recent Developments."

ITEM 9 - THE OFFER AND LISTING

Our Class A common stock has traded on the NYSE under the symbol "EXM" since September 15, 2005. Prior to that date, our Class A common stock traded on AMEX under the same symbol.

The table below sets forth the high and low closing prices for each of the periods indicated for shares of our Class A common stock. The high and low closing prices for shares of our Class A common stock, by year, from 2007 to 2011 were as follows:

For The Year Ended	NYSE Low (US$)	NYSE High (US$)

December 31, 2007	14.71	81.38
December 31, 2008	3.61	57.72
December 31, 2009	3.17	11.23
December 31, 2010	4.71	7.47
December 31, 2011	1.42	5.77

The high and low closing prices for shares of our Class A common stock, by quarter, in 2010 and 2011 were as follows:

For The Quarter Ended	NYSE Low (US$)	NYSE High (US$)

March 31, 2010	5.13	7.42
June 30, 2010	4.98	7.47
September 30, 2010	4.71	6.22
December 31, 2010	5.46	6.51
March 31, 2011	4.23	5.77
June 30, 2011	2.97	4.56
September 30, 2011	1.67	3.22
December 31, 2011	1.42	3.20

The high and low closing prices for shares of our Class A common stock for the most recent six months for each month were as follows:

For The Months Ended	NYSE Low (US$)	NYSE High (US$)

September 2011	1.80	2.48
October 2011	1.87	3.20
November 2011	1.65	2.55
December 2011	1.42	1.99
January 2012	1.46	1.64
February 2012	1.43	2.24

On December 30, 2011, the closing price of shares of our Class A common stock as quoted on the NYSE was $1.45. As of December 31, 2011, there were 88,909,430 Class A and 230,746 Class B shares of common stock issued and outstanding.

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

Directors

According to amended Article SIXTH (2)(i) of the Articles, the Board shall consist of such number of directors, not less than three and no more than nine, as shall be determined from time to time by the Board as provided in the By-Laws or by vote of the shareholders.  Currently, the board consists of six directors. The Articles further allow for the Board to create classes of directors any time it deems such an act appropriate, amend the By-laws to implement the same and any vacancies created by such action may be filled by way of a majority vote of the then incumbent directors until the next succeeding Annual General Meeting of the Company's shareholders. The Articles allow for the Board to approve proposals in which one or more directors may have a material interest, provided that at least two of the three directors in the New Class, as defined below, vote in favor of the proposal. Shareholders may change the number of directors or the quorum requirements for meeting of the Board by the affirmative vote of the holders of common shares representing at least two thirds of the total number of votes that may be cast at any meeting of shareholders, as calculated pursuant to Article FIFTH of the Articles. At each Annual General Meeting of the Company's shareholders, the successors of the directors shall be elected to hold office for a term expiring as of the next succeeding Annual General Meeting.

The Company has both Class A common shares and Class B common shares. Both Class A shares and Class B shares are dividend bearing shares. The holders of the Class A common shares are entitled to one vote per share on each matter requiring the approval of the holders of common shares of the Company, whether pursuant to the Articles, the Bylaws, the Liberian Business Corporation Act or otherwise. The holders of Class B common shares are entitled to one thousand votes per Class B common share on each matter requiring approval of the holders of the common shares of the Company. The Board shall have the fullest authority permitted by law to provide by resolution for any voting powers, designations, preferences and relative, participating, optional or other rights of, and any qualifications, limitations or restrictions on the preferred stock of the Company subject to shareholders' prior approval.

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

Shareholder Meetings

The Board determines the date and time of the Annual General Meeting or other special meeting of shareholders of the Company. Notice of such meeting must be given to each shareholder of record not less than 15 and not more than 60 days before the date of such meeting. The presence in person or by proxy of shareholders entitled to cast one-third of the total number of votes shall constitute a quorum for the transaction of business at any such meeting.

C. Material Contracts

Loan Agreements

Nordea Senior Secured Credit Facility

In connection with the Quintana Merger in 2008, we entered into the Nordea credit facility, in which Nordea Bank Finland plc, London Branch, or Nordea, acts as administrative agent for various secured parties comprising itself and certain other lenders. The Nordea credit facility matures in April 2016 and consists of a $1.0 billion senior secured term loan and a $400.0 million senior secured revolving credit facility. The term loan amortizes in 32 quarterly installments.

The full amount of the loans was drawn down on April 15, 2008 and was used primarily to finance the cash consideration paid to shareholders of Quintana and to refinance the outstanding debt of Quintana and the outstanding balance of $175.9 million under our previous loan agreements.

The term loan and the revolving loan currently bear interest at LIBOR plus a margin of 2.50% per annum through December 31, 2012.

On March 31, 2009, we concluded an amendment agreement to the facility and modified certain of the loan terms in order to comply with the financial covenants, including the collateral value clause of the facility following the significant decline in the market. In addition, in accordance with the amended terms, the loan repayment schedule was modified to defer an amount of up to $150.5 million as a balloon payment with the final installment. This amendment expired by its terms and the facility reverted to its original terms on January 2, 2011, by which time we had repaid any amounts so deferred and were in compliance with the financial covenants, including the collateral value clause of the facility, as applicable thereunder.

On June 1, 2010, we concluded an amended agreement in relation to the facility and modified certain of its terms relating to long-term fleet employment requirement for the collateral vessels. According to the amended terms, on and after December 31, 2010 and up to December 31, 2013, we are required to employ under time charters no fewer than 50% of the collateral vessel's total available calendar days for the period of the next 12 months from each semi-annual measurement date (with each such twelve-month period calculated as of June 30 and December 31 of each fiscal year up to December 31, 2013).

On December 23, 2010, we concluded an amended agreement in relation to the facility which provided that the aggregate fair market value of the collateral vessels at all times is no less than 135% of the then aggregate outstanding principal amount of the facility, provided that we have 45 days to cure any default under this particular covenant so long as the default was not the result of a voluntary disposition.

On July 22, 2011, we concluded an amended agreement in relation to the facility and modified certain of the loan terms in order to comply with certain of the financial covenants, including the collateral value clause of the facility following a deterioration of charter market conditions and the ensuing volatility in the vessels' market values. In accordance with the amended terms, the applicable margin for the period from June 30, 2011 through December 31, 2012 was modified and increased to 2.50% per annum from 1.25% per annum, unless we are in compliance with the financial covenants of the facility, as applicable prior to the amendment, and no default or event of default has occurred and is continuing, in which case the applicable margin will revert to 1.25% per annum. During the same period, no dividends (including cash share buybacks) may be declared and paid and we may not engage in certain investments, including vessel acquisitions and newbuilding constructions, unless we are in compliance with the financial covenants, including the collateral value clause of the facility, as applicable prior to the amendment and no default or event of default has occurred and is continuing, or our lenders consent to it.

The facility is guaranteed by our vessel-owning subsidiaries and certain of our other direct and indirect subsidiaries and amounts drawn under the facility are secured by, among others: (i) a first priority mortgage over, and an assignment of insurances and assignment of earnings with respect to, each of the vessels we own except the Mairouli, July M, Mairaki and Christine, which we refer to collectively as the "collateral vessels"; (ii) assignments of earnings, subject to the rights of existing financing parties, with respect to seven vessels that we operate under bareboat charters, which we refer to as the "designated vessels"; (iii) an assignment of charter for each collateral vessel and designated vessel (to the extent we receive the consent of the relevant charterer) in excess of 11 months; (iv) manager's undertakings and an assignment of management agreement for each collateral vessel and designated vessel; (v) account pledge agreements for each collateral vessel and designated vessel; and (vi) a pledge over the shares of our subsidiaries that guarantee the facility and certain other of our material subsidiaries. The facility contains certain affirmative and negative covenants and restricts the ability of our subsidiaries to incur or guarantee indebtedness.

The facility contains financial covenants and an additional collateral value clause requiring us to:

•
Maintain a ratio of total debt (less cash and cash equivalents) to the aggregate value of total assets (as adjusted to reflect the fair market value of the vessels wholly owned by us), less cash and cash equivalents, and after excluding any non-cash and non-recurring charges, of no greater than 0.9 to 1.0, during the period from June 30, 2011 through December 31, 2012, and 0.7 to 1.0, thereafter. Under the facility, total debt is defined with respect to us and our consolidated subsidiaries as the aggregate amount of all indebtedness, as reflected on our consolidated balance sheet;

•
Maintain, at the end of each fiscal quarter, a ratio of EBITDA to gross interest expense for the four fiscal quarters ended as of the end of such quarter greater than: (a) 3.0 to 1.0 for the period through March 31, 2012; (b) 1.75 to 1.0 for the period from April 1, 2012 through December 31, 2012; and (c) 3.0 to 1.0, thereafter;

•
Maintain, at the end of each fiscal quarter, a ratio of total net debt to EBITDA for the four fiscal quarters ended as of the end of such quarter not greater than 6.0 to 1.0 for the period: (a) from July 22, 2011 through March 31, 2012; and (b) from January 1, 2013 and thereafter (with such covenant being waived under the amendment to the facility effected on July 22, 2011 during the nine-month period from April 1, 2012 through December 31, 2012). Under the facility, total net debt is defined as total debt less cash and cash equivalents;

•	Maintain, at the end of each fiscal quarter, a book net worth of greater than $750.0 million;

•
Maintain a minimum of cash and cash equivalents of no less than: (a) $1.0 million per collateral vessel plus, in the aggregate, $10 million, during the period from June 30, 2011 through December 31, 2012; and (b) $1.0 million per collateral vessel, thereafter; and

•
Maintain at all times an aggregate fair market value of the collateral vessels of at least: (a) 105% of the then aggregate outstanding principal amount of the facility, for the period from June 30, 2011 through March 31, 2012; (b) 115% of the then aggregate outstanding principal amount of the facility, for the period from April 1, 2012 through December 31, 2012; and (c) 135% of the then aggregate outstanding principal amount of the facility, thereafter; provided that we have 45 days to cure any default under this particular covenant so long as the default was not the result of a voluntary disposition.

The facility also provides that if we fail to pay any amount payable in respect of any outstanding indebtedness of at least $15 million, either individually or in the aggregate, when such amount becomes due and payable and such failure continues after the applicable grace period (if any), or if any other event occurs or condition exists relating to any such indebtedness which will result in, or permit, the acceleration of its specified maturity, this would constitute an event of default.

Under the facility, no repurchase of convertible notes can be effected except through exchange offers (i.e., without any cash outflow resulting from such repurchase).

As of December 31, 2011, we had approximately $807.7 million outstanding under this facility.

Credit Suisse Credit Facility

In November 2007, two of our vessel-owning subsidiaries entered into the Credit Suisse credit facility for an amount of $75.6 million in order to partly finance the acquisition cost of the vessels M/V Mairouli and M/V July M. The loan, which bears interest at LIBOR plus a margin, amortizes in 60 quarterly equal installments through December 2022 including a balloon payment of $12.6 million together with the last installment.

For the period starting on March 31, 2009 and ended on January 1, 2011, the facility had an interest rate of LIBOR plus a margin of 2.25% per annum. For the period starting on January 2, 2011 until June 29, 2011, the facility had an interest rate of LIBOR plus a margin of 0.675% per annum. Effective June 30, 2011, the facility bears interest at LIBOR plus a margin of 2.50% per annum. The applicable margin will revert to 0.675% per annum at the earlier of: (i) January 1, 2013; and (ii) upon our compliance with the original financial covenants of the facility.

On March 31, 2009, we concluded a first supplemental agreement to the facility and modified for a period until January 1, 2011 certain of its terms in order to comply with the financial covenants and the collateral value clause of the facility following the significant decline in the market. This amendment expired by its terms and the facility reverted to its original terms on January 2, 2011.

On February 28, 2011, in order to prevent non-compliance with the financial covenant in the facility providing that the aggregate fair market value of the M/V Mairouli and M/V July M should at all times be at least 125% of the then aggregate outstanding principal amount of the facility, we concluded a second supplemental agreement to the facility, pursuant to which an amount of $11.8 million was pledged as additional cash collateral to cover the security shortfall arising following the expiration of the relevant waiver period.

On July 27, 2011, we concluded a third supplemental agreement to the facility and modified certain of the loan terms in order to comply certain of the financial covenants, including the collateral value clause of the facility following a deterioration of charter market conditions and the ensuing volatility in the vessels' market values.

This facility is guaranteed by us and secured by, among other assets: (i) a first priority mortgage over, and an assignment of insurances and earnings with respect to, each of the vessels M/V Mairouli and M/V July M; (ii) manager's undertakings and an assignment of management agreement for each of the two vessels; and (iii) account pledge agreements for each of the two vessels. The facility contains certain affirmative and negative covenants that, among other things, prohibit the guarantee of indebtedness by the borrowers and the payment of dividends by the borrowers if an event of default has occurred.

This facility contains financial covenants and an additional collateral value clause requiring us to:

•
Maintain a ratio of total indebtedness (long-term debt including the current portion of long-term debt) deducting any cash, to total capitalization (indebtedness and shareholders' equity adjusted by the market value of the wholly-owned vessels) deducting any cash of no greater than 0.9 to 1.0, during the period from June 30, 2011 through December 31, 2012, and 0.7 to 1.0, thereafter; it has been further agreed with Credit Suisse, subject to definitive documentation, that, effective as of December 31, 2011, the ratio will be calculated as total indebtedness (after deducting any cash) to market value adjusted total assets.

•
Maintain, at the end of each fiscal quarter, a ratio of EBITDA to gross interest expense for the four fiscal quarters ended as of the end of such quarter greater than: (a) 3.0 to 1.0 for the period through March 31, 2012; (b) 1.75 to 1.0 for the period from April 1, 2012 through December 31, 2012; and (c) 3.0 to 1.0, thereafter;

•	Maintain a minimum book net worth of at least $750.0 million;

•
Maintain a minimum of available cash and marketable securities of an amount of no less than: (a) $1.0 million per collateral vessel under the Nordea credit facility plus, in the aggregate, $10 million, during the period from June 30, 2011 through December 31, 2012; and (b) $1.0 million per collateral vessel under the Nordea credit facility, or $10.0 million in the event the Nordea Credit Facility is fully repaid and/or prepaid, thereafter;

•
Maintain $11.8 million in a pledged account until December 31, 2012 to cover the security shortfall discussed above. After December 31, 2012, such amount may be released to us upon written request to Credit Suisse, to the extent the applicable value to loan ratio is complied with after giving effect to such release and provided that there is no event of default which is continuing;

•
Maintain at all times an aggregate fair market value of the vessels Mairouli and July M of at least: (a) 105% of the then aggregate outstanding principal amount of the facility, for the period from June 30, 2011 through March 31, 2012; (b) 115% of the then aggregate outstanding principal amount of the facility, for the period from April 1, 2012 through December 31, 2012; and (c) 125% of the then aggregate outstanding principal amount of the facility, thereafter; provided that we have 30 days to cure any default under this particular covenant.

This facility also contains cross default provisions according to which, if any of our financial indebtedness is not paid when due or within the applicable grace period or it is declared to be, or is capable of being declared to be, due and payable before its specified maturity, this would constitute an event of default under the facility.

As of December 31, 2011, we had approximately $58.8 million outstanding under this facility.

DVB Credit Facility

In April 2010, Christine Shipco LLC, in which we hold a 71.4% ownership interest, entered into the DVB credit facility in order to finance the post-delivery acquisition cost of M/V Christine in an amount equal to the lesser of $42.0 million or 65% of the vessel's fair market value at the time of its delivery. On April 26, 2010, $42.0 million was drawn under the facility in order to finance the delivery of the vessel which took place on April 30, 2010.

The loan, which bears interest at LIBOR plus a margin of 3.0% per annum, amortizes in 26 quarterly installments through October 2016 including a balloon payment of approximately $20.8 million together with the last installment.

On July 27, 2011, we concluded a first supplemental agreement to the facility and modified certain of the loan terms in order to comply with certain of the financial covenants of the facility following a deterioration of charter market conditions.

The facility, up to an amount not exceeding 71.4% of any indebtedness incurred thereunder, is guaranteed by us and secured by, among other assets: (i) a first priority mortgage over, and an assignment of insurances and earnings with respect to, M/V Christine; (ii) manager's undertakings and an assignment of management agreement for M/V Christine; and (iii) account pledge agreement for M/V Christine. The facility contains certain affirmative and negative covenants that, among other things, prohibit the guarantee of indebtedness by the borrower and the payment of dividends by the borrower if an event of default has occurred.

This facility contains financial covenants and an additional collateral value clause requiring us to:

•
Maintain a ratio of total debt (less cash and cash equivalents) to total assets (calculated on the basis of the market value of the wholly-owned vessels in our fleet) of no greater than 0.9 to 1.0, during the period from June 30, 2011 through December 31, 2012, and 0.7 to 1.0, thereafter;

•
Maintain, at the end of each fiscal quarter, a ratio of EBITDA to gross interest expense for the four fiscal quarters ended as of the end of such quarter greater than: (a) 3.0 to 1.0 for the period through March 31, 2012; (b) 1.75 to 1.0 for the period from April 1, 2012 through December 31, 2012; and (c) 3.0 to 1.0, thereafter;

•	Maintain a minimum book net worth of at least $750.0 million;

•
Maintain a minimum of available cash and marketable securities of an amount of no less than: (a) $1.0 million per collateral vessel under the Nordea credit facility plus, in the aggregate, $10 million, during the period from June 30, 2011 through December 31, 2012; and (b) $1.0 million per collateral vessel under the Nordea credit facility, thereafter; $0.5 million shall at all times be maintained in a pledged earnings account, free of encumbrances other than in the lender's favor.

•
Maintain at all times an aggregate fair market value of M/V Christine of at least: (a) 115% of the then aggregate outstanding principal amount of the facility, for the period through April 26, 2013; and (b) 120% of the then aggregate outstanding principal amount of the facility, thereafter; provided that we have 30 days to cure any default under this particular covenant.

This facility also contains cross default provisions according to which, if any of our financial indebtedness is not paid when due or within the applicable grace period or it is declared to be, or is capable of being declared to be, due and payable before its specified maturity, this would constitute an event of default under the facility.

As of December 31, 2011, we had approximately $36.4 million outstanding under this facility.

ABN Credit Facility

In February 2010, Hope Shipco LLC entered into the ABN credit facility in order to finance the construction cost of the vessel M/V Mairaki in an amount equal to the lesser of $42.0 million or 75% of the vessel's fair market value at the time of its delivery. The loan was drawn down in several installments in tandem with the completion of the various stages of the vessel's construction, with $13.9 million having been drawn on March 9, 2010, $6.0 million having been drawn on each of August 20, 2010 and October 1, 2010, and the remaining amount equal to $16.1 million having been drawn on January 6, 2011 upon the vessel's delivery.

The loan, which bears interest at LIBOR plus a margin of 2.75% per annum, amortizes in 20 quarterly equal installments through January 2016 including a balloon payment of $26.5 million together with the last installment.

On November 3, 2011, we concluded a first supplemental agreement to the facility and modified certain of the loan terms in order to comply with certain of the financial covenants of the facility following a deterioration of charter market conditions.

The facility is guaranteed by us and secured by (i) a first priority mortgage over, and an assignment of insurances and earnings with respect to, M/V Mairaki; (ii) manager's undertakings and an assignment of management agreement for M/V Mairaki; and (iii) account pledge agreement for M/V Mairaki. The facility contains certain affirmative and negative covenants that, among other things, prohibit the guarantee of indebtedness by the borrower and the payment of dividends by the borrower if an event of default has occurred or without the prior written consent of the lender.

This facility contains financial covenants and an additional collateral value clause requiring us to:

•
Maintain a ratio of total debt, less cash, to total assets (calculated on the basis of the market value of the wholly-owned vessels in our fleet) of no greater than 0.9 to 1.0, during the period from June 30, 2011 through December 31, 2012, and 0.7 to 1.0, thereafter;

•
Maintain, at the end of each fiscal quarter, a ratio of EBITDA to interest payable for the four fiscal quarters ended as of the end of such quarter greater than: (a) 3.0 to 1.0 for the period through March 31, 2012; (b) 1.75 to 1.0 for the period from April 1, 2012 through December 31, 2012; and (c) 3.0 to 1.0, thereafter;

•
Maintain, at the end of each fiscal quarter, a ratio of total net debt to EBITDA for the four fiscal quarters ended as of the end of such quarter not greater than 6.0 to 1.0 for the period: (a) from June 30, 2011 through March 31, 2012; and (b) from January 1, 2013 and thereafter (with such covenant being waived during the nine-month period from April 1, 2012 through December 31, 2012). Under the facility, total net debt is defined as total debt less cash and cash equivalents;

•	Maintain a minimum book net worth of at least $750.0 million;

•
Maintain a minimum of available cash and marketable securities of an amount of no less than: (a) $1.0 million per collateral vessel under the Nordea credit facility plus, in the aggregate, $10 million, during the period from June 30, 2011 through December 31, 2012; and (b) $1.0 million per collateral vessel under the Nordea credit facility, thereafter;

•
Maintain at all times an aggregate fair market value of M/V Mairaki of at least 115% of the then aggregate outstanding principal amount of the facility; provided that we have 30 days to cure any default under this particular covenant.

This facility also contains cross default provisions according to which, if any of our financial indebtedness in excess of $5.0 million is not paid when due or within the applicable grace period or it is declared to be, or is capable of being declared to be, due and payable before its specified maturity, this would constitute an event of default under the facility.

As of December 31, 2011, we had approximately $39.7 million outstanding under this facility.

The definition of EBITDA used in the amended loan agreements discussed above is not materiality different from that used by the Company as a key performance indicator.

See Item 5.A "Recent Developments–Loan Amendments" for recent amendments to our loan agreements.

Equity Infusion

As part of the March 31, 2009 amendments to the Nordea and the Credit Suisse credit facilities, entities affiliated with the family of our Chairman of the Board of Directors have injected $45.0 million in us, which was applied against the balloon payment of the Nordea credit facility. In exchange for their contribution, the entities received an aggregate of 25,714,286 Class A shares and 5,500,000 warrants, with an exercise price of $3.50 per warrant.

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

Other than as described above and in "Item 5 - Operating and Financial Review and Prospects," there were no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group was a party during the two year period immediately preceding the date of this report.

D. Exchange Controls

Under Liberian and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

E. Taxation

Tax Considerations

Liberian Tax Considerations

The Company and certain of its subsidiaries are incorporated in the Republic of Liberia. Under the Consolidated Tax Amendments Act of 2010, we and our Liberian subsidiaries will be deemed non-resident Liberian corporations wholly exempted from Liberian taxation, effective as of 1977, and distributions to our shareholders (if any) will be made free of any Liberian withholding tax.

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

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% U.S. source shipping income. We are not permitted by law to engage in transportation that produces income which is considered to be 100% U.S. source shipping income. Shipping income attributable to transportation that both begins and ends outside the United States will be considered to be 100% from sources outside the United States.

Section 883

Under Section 883 of the Code, a foreign corporation is exempt from United States federal income taxation on its U.S.-source shipping income, if both:

(1)           it is organized in a foreign country (its "country of organization") that grants an "equivalent exemption" to corporations organized in the United States in respect of the type of income for which the exemption is claimed under Code Section 883; and

(2)           either:

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

The Marshall Islands and Cyprus, the jurisdictions where certain of our ship-owning subsidiaries are incorporated, have each been formally recognized by the United States Internal Revenue Service, or the IRS, as a foreign country that grants an "equivalent exemption" to United States corporations. Because our Class A common shares are publicly traded, it is difficult to establish that the 50% Ownership Test is satisfied.

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

Under the treasury regulations, stock of a foreign corporation is considered to be "regularly traded" on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed and is traded on the market, other than in minimal quantities, on at least 60 days during such taxable year; and (ii) the aggregate number of shares of its stock traded during the taxable year is at least 10% of the average number of shares of the common stock outstanding during the taxable year. Our shares are not "regularly traded" within the meaning of the treasury regulations test because of the voting power held by our Class B common shares. As a result, we do not satisfy the Publicly-Traded Test under the treasury regulations.

Since we do not satisfy the Publicly-Traded Test, we must meet the Ownership Test and the associated substantiation requirements regarding the identity of our shareholders, in order to qualify for the Code Section 883 exemption. We do not satisfy these substantiation requirements. Beginning with calendar year 2005, when the final treasury regulations became effective, we did not satisfy either the Publicly-Traded Test nor the 50% Ownership Test. Therefore, we did not qualify for the Code Section 883 exemption for the 2011 calendar year and, based upon our current capital structure, do not anticipate qualifying for the Code Section 883 exemption for any future taxable year.

Section 887

Since we do not qualify for exemption under Section 883 of the Code for taxable years beginning on or after January 1, 2005, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as discussed below, is subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the 4% gross basis tax regime. Since under the sourcing rules described above, no more than 50% of our shipping income is treated as being U.S. source shipping income, the maximum effective rate of U.S. federal income tax on our shipping income will never exceed 2% under the 4% gross basis tax regime. This tax was $0.7 million, $0.8 million and $0.7 million for the tax years 2009, 2010 and 2011, respectively. Shipping income from each voyage is equal to the product of (i) the number of days in each voyage and (ii) the daily charter rate paid to us by the charterer. For calculating taxable shipping income, days spent loading and unloading cargo in the port were not included in the number of days in the voyage. We believe that our position of excluding days spent loading and unloading cargo in the port meets the more likely than not criterion to be sustained upon a future tax examination; however, there can be no assurance that the IRS would agree with our position. Had we included the days spent loading and unloading cargo in the port, additional taxes would amount to approximately $0.2 million, $0.3 million and $0.2 million for the tax years 2009, 2010 and 2011, respectively.

Effectively Connected Income

To the extent our U.S. source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid, or deemed paid, attributable to the conduct of such U.S. trade or business.

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

We do not intend to have, or permit circumstances that would result our having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

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

United States Federal Income Taxation of Holders of Common Stock

The following is a discussion of the material United States federal income tax considerations applicable to a U.S. Holder and a Non-U.S. Holder, each as defined below, of our common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, shares possessing 10% or more of the voting power of our common stock, may be subject to special rules.  This discussion deals only with shareholders who hold the common shares as a capital asset. Shareholders are encouraged to consult their own tax advisors concerning the overall tax consequences arising in their particular situation under United States federal, state, local or foreign law of the ownership of common stock.

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

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for United States federal foreign tax credit purposes.

Dividends paid on shares of our common stock to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2012) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the NYSE, on which shares of our Class A common stock are listed); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any "extraordinary dividend" generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted tax basis (or fair market value in certain circumstances) in a share of common stock paid by us. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Stock

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. federal foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:

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

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the drybulk carriers, should not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a QEF election. As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below. For taxable years beginning on or after March 18, 2010, a U.S. Holder of shares in a PFIC will be required to file an annual information return containing information regarding the PFIC as required by applicable Treasury regulations.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an Electing Holder, the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that our company is a PFIC by filing IRS Form 8621 with his United States federal income tax return. If we were aware that we were to be treated as a PFIC for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

Alternatively, if we were to be treated as PFIC for any taxable year and, as we anticipate with respect to our Class A common stock, our stock is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such U.S. Holder's adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the "mark-to-market" election. A U.S. Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net "mark-to-market" gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common stock;

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is subject to U.S. federal income tax only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•
the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is subject to United States federal income tax only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income are subject to certain adjustments, and may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you sell your common stock to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your U.S. federal income tax liability by filing a refund claim with the IRS.

F. Dividends and Paying Agents

Not applicable

G. Statement by Experts

Not applicable

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the SEC. Our filings are also available on our website at www.excelmaritime.com. In addition, documents referred to in this annual report may be inspected at our headquarters at Par La Ville Place, 14 Par La Ville Road, Hamilton HM JX, Bermuda.

I. Subsidiary Information

Not applicable

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

We expect to generate all of our revenue in U.S. Dollars. The majority of our operating expenses and management expenses are in U.S. Dollars and we have historically incurred a portion, ranging between approximately 20% and 25%, of our operating expenses in currencies other than the U.S. Dollar, the majority being denominated in Euro. This difference could lead to fluctuations in net income due to changes in the value of the U.S. Dollar relative to other currencies, but we do not expect such fluctuations to be material.

We were not party to any foreign currency exchange contracts during 2009. On November 25, 2010, we entered into a foreign currency forward contract with Eurobank EFG Private Bank Luxembourg S.A. for the period from January 18, 2011 through December 16, 2011, under which we exchanged USD with EUR for a total notional amount of up to 4.8 million EUR separated into monthly tranches of 0.4 million EUR at specific dates of each month.

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

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the current year by approximately $5.0 million based upon our debt level during 2011.

The following table sets forth the sensitivity of our long-term debt including the effect of our derivative contracts in U.S. dollars to a 100 basis points increase in LIBOR during the next five years on the same basis.

Net Difference in Earnings and Cash Flows (in $ millions):

Year	Amount
2012	$4.0
2013	$2.9
2014	$3.8
2015	$4.9
2016	$1.2

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and derivative contracts (interest rate swaps). We place our cash and cash equivalents, consisting mostly of deposits, with reputable financial institutions. We perform periodic evaluations of the relative credit standing of those financial institutions. We limit our credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition. We do not obtain rights to collateral to reduce our credit risk. We are exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, we limit our exposure by diversifying among counter parties with investment grade credit ratings.

Interest rate swaps

We are exposed to interest rate fluctuations associated with our variable rate borrowings, and our objective is to manage the impact of such fluctuations on earnings and cash flows of our borrowings. In this respect, we use interest rate swaps to manage net exposure to interest rate fluctuations related to our borrowings and to lower our overall borrowing costs. As of December 31, 2011, we had four interest rate swaps outstanding with a total notional amount of approximately $589.9 million. Two of these interest rate swap agreements (with a total notional amount of $494.0 million) do not qualify for hedge accounting, and changes in their fair value are reflected in our earnings. The change in the fair value of the other two swap agreements (with a notional aggregate amount of $95.9 million) that qualify for hedge accounting is reflected in Accumulated Other Comprehensive Loss. The fair values of our interest rate swaps equate to the amount that would be paid, or received, by us if the agreements were cancelled at the reporting date, taking into account current market data per instrument and our or counterparty's creditworthiness, as appropriate.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable

B.	Warrants and Rights

Not applicable

C.	Other Securities

Not applicable

D.	American Depositary Shares

None

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15 - CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.

Management, with the participation of our President and our Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this annual report (as of December 31, 2011). Based on that evaluation, the President and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date to ensure that information required to be disclosed by the Company in the reports that it files or submits to the SEC under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

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

Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2011 is effective.

(c) Attestation Report of Independent Registered Public Accounting Firm

The independent registered public accounting firm Ernst Young (Hellas) Certified Auditors Accountants S.A., that audited the consolidated financial statements of the Company for the year ended December 31, 2011, included in this annual report, has issued an attestation report on the Company's internal control over financial reporting, appearing under Item 18, and such report is incorporated herein by reference.

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

ITEM 16B.  Code of Ethics

The Company has adopted a code of ethics that applies to all employees, directors, officers, agents and affiliates of the Company. A copy of our code of ethics is Exhibit 11.1 hereto. We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of the Legal Manager at the Company's registered address and phone number. In addition, our code of ethics is available on our website at www.excelmaritime.com.

ITEM 16C.  Principal Accountant Fees and Services

Our principal accountants, Ernst & Young (Hellas), Certified Auditors Accountants S.A., have billed us for audit, audit-related and non-audit (permissible attest) services as follows (in Euros):

	2010	2011
Audit fees	695,000	505,100
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	15,000
Total	695,000	520,100

Audit fees in 2010 and 2011 relate to the audit of our consolidated financial statements and the audit of our internal control over financial reporting and audit services provided in connection with SAS 100 reviews and other filings and registration of shares of common stock.

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

ITEM 16D.  Exemptions from the Listing Standards for Audit Committees

None

ITEM 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

ITEM 16F.  Change in Registrant's Certifying Accountant

None

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

ITEM 16H. Mine Safety Disclosure

Not applicable

PART III

ITEM 17 - FINANCIAL STATEMENTS

See Item 18

ITEM 18 - FINANCIAL STATEMENTS

The following financial statements, together with the report of Ernst & Young (Hellas) Certified Auditors Accountants S.A. thereon, are set forth on pages F-1 through F-44 and are filed as a part of this annual report.

EXCEL MARITIME CARRIERS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Excel Maritime Carriers Ltd.

We have audited the accompanying consolidated balance sheets of Excel Maritime Carriers Ltd. as of December 31, 2010 and 2011, and the related consolidated statements of operations, comprehensive income/loss, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Excel Maritime Carriers Ltd. at December 31, 2010 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Excel Maritime Carriers Ltd.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 30, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL
CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of Excel Maritime Carriers Ltd.

We have audited Excel Maritime Carriers Ltd.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Excel Maritime Carriers Ltd.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

In our opinion, Excel Maritime Carriers Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Excel Maritime Carriers Ltd. as of December 31, 2010 and 2011 and the related consolidated statements of operations, comprehensive income/loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2011 of Excel Maritime Carriers Ltd. and our report dated March 30, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 30, 2012

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2010 AND 2011
(Expressed in thousands of U.S. Dollars – except for share and per share data)

ASSETS	2010	2011

CURRENT ASSETS:
Cash and cash equivalents	$65,917	$53,749
Restricted cash (Notes 8 and 9)	6,721	5,700
Accounts receivable trade, net	7,961	7,004
Accounts receivable, other	4,546	4,297
Inventories (Note 5)	8,187	8,851
Prepayments and advances	3,753	3,077
Derivative financial instruments (Note 9)	116	167
Total current assets	97,201	82,845

FIXED ASSETS:
Vessels, net of accumulated depreciation of $413,382 and $528,044 (Note 6)	2,622,631	2,579,285
Office furniture and equipment, net of accumulated depreciation of $1,718 and $2,241 (Note 6)	1,147	941
Advances for vessels under construction (Note 7)	76,585	-
Total fixed assets, net	2,700,363	2,580,226

OTHER NON CURRENT ASSETS:
Time charters acquired, net of accumulated amortization of $108,344 as at December 31, 2010 (Note 11), and other deferred non- current assets	184,366	1,108
Derivative financial instruments (Note 9)	923	-
Restricted cash (Note 8)	48,967	57,750
Total other non current assets	234,256	58,858

Total assets	$3,031,820	$2,721,929

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred financing fees (Note 8)	$107,369	$104,879
Accounts payable	11,101	12,062
Due to related parties (Note 4)	827	486
Deferred revenue	17,887	13,924
Accrued liabilities	13,608	16,696
Derivative financial instruments (Note 9)	21,945	19,453
Total current liabilities	172,737	167,500

Long-term debt, net of current portion and net of unamortized deferred financing fees (Note 8)	1,046,672	952,716
Time charters acquired, net of accumulated amortization of $860,640 and $864,115 (Note 11)	18,108	14,633
Derivative financial instruments (Note 9)	30,155	26,516
Total non current liabilities	1,094,935	993,865

Total liabilities	1,267,672	1,161,365

Commitments and contingencies (Note 15)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.1 par value: 5,000,000 shares authorized, none issued	-	-
Common Stock, $0.01 par value; 994,000,000 Class A shares and 1,000,000 Class B shares authorized; 84,946,779 Class A shares and 180,746 Class B shares, issued and outstanding at December 31, 2010 and 88,909,430 Class A shares and 230,746 Class B shares, issued and outstanding at December 31, 2011 (Note 12)	851	891
Additional paid-in capital (Notes 12 and 13)	1,061,134	1,071,263
Accumulated Other Comprehensive Income (Loss) (Note 9)	211	(3,064)
Retained Earnings	691,674	480,081
Treasury stock (115,529 Class A shares and 588 Class B shares at December 31, 2010, 78,650 Class A shares and 588 Class B shares at December 31, 2011)	(189)	(189)
Excel Maritime Carriers Ltd. Stockholders' equity	1,753,681	1,548,982

Non-controlling interests (Note 1)	10,467	11,582

Total stockholders' equity	1,764,148	1,560,564

Total liabilities and stockholders' equity	$3,031,820	$2,721,929

The accompanying notes are an integral part of these consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(Expressed in thousands of U.S. Dollars-except for share and per share data)

	2009	2010	2011
REVENUES:
Voyage revenues (Notes 1 and 4)	$391,746	$422,966	$353,397
Time charter amortization (Note 11)	364,368	262,305	3,475
Revenue from managing related party vessels (Note 4)	488	376	17
Total revenues	756,602	685,647	356,889

EXPENSES:
Voyage expenses (Note 17)	19,317	27,563	42,740
Charter hire expense	32,832	32,831	32,832
Charter hire amortization (Note 11)	39,952	39,945	36,526
Commissions to related parties (Notes 4 and 17)	2,260	3,188	3,892
Vessels operating expenses (Note 17)	83,197	86,700	85,074
Depreciation (Note 6)	123,411	125,283	128,089
Drydocking and special survey costs	11,379	11,243	13,326
General and administrative expenses (Notes 13 and 15)	42,995	35,748	35,583
Total Expenses	355,343	362,501	378,062

OTHER OPERATING INCOME/(LOSS):
Gain on sale of vessel (Note 6)	61	-	6,432
Impairment loss on intangible asset (Note 11)	-	-	(146,732)
Loss on disposal of JV ownership interest	(3,705)	-	-

Operating income (loss)	397,615	323,146	(161,473)

OTHER INCOME (EXPENSES):
Interest and finance costs (Notes 8 and 18)	(57,096)	(38,122)	(37,133)
Interest income	809	1,436	1,551
Losses on derivative financial instruments (Note 9)	(1,126)	(27,061)	(13,292)
Foreign exchange losses	(322)	(44)	(187)
Other, net	408	243	839
Total other income (expenses), net	(57,327)	(63,548)	(48,222)

Net income (loss) before taxes and loss assumed (income earned) by non-controlling interest	340,288	259,598	(209,695)
US Source Income taxes (Note 16)	(660)	(772)	(700)
Net income (loss) before loss assumed (income earned) by non-controlling interest	339,628	258,826	(210,395)
Loss assumed (income earned) by non-controlling interest	154	(997)	(1,198)
Net income (loss) attributed to Excel Maritime Carriers Ltd.	$339,782	$257,829	$(211,593)

Earnings (losses) per common share, basic (Note 14)	$5.03	$3.20	$(2.51)
Weighted average number of shares, basic	67,565,178	80,629,221	84,463,674
Earnings (losses) per common share, diluted (Note 14)	$4.85	$3.10	$(2.51)
Weighted average number of shares, diluted	69,999,760	83,102,923	84,463,674

The accompanying notes are an integral part of these consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(Expressed in thousands of U.S. Dollars)

	2009	2010	2011

Net income (loss)	$339,628	$258,826	$(210,395)

Other Comprehensive Income (loss):
Unrealized interest rate swap gains (losses)	-	514	(4,225)
Reclassification adjustments of interest rate swap losses transferred to Consolidated Statement of Operations	-	(229)	704
Actuarial gains (losses)	(11)	11	246
Other Comprehensive Income (loss)	(11)	296	(3,275)

Comprehensive income (loss)	$339,617	$259,122	$(213,670)

Comprehensive loss (income) attributable to the non-controlling interest	154	(997)	(1,198)

Comprehensive income (loss) attributed to Excel Maritime Carriers Ltd.	$339,771	$258,125	$(214,868)

The accompanying notes are an integral part of these consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(Expressed in thousands of U.S. Dollars – except for share data)

	Common Stock
	Number of Shares	Par Value	Additional Paid-in Capital	Accumulated other comprehensive income (loss)	Retained Earnings	Treasury Stock	Excel Maritime Carriers Ltd. Stockholders' Equity	Non-controlling interests	Total Stockholders' equity
BALANCE, December 31, 2008	46,226,018	$461	$944,207	$(74)	$94,063	$(189)	$1,038,468	$14,930	$1,053,398
- Net income	-	-	-	-	339,782	-	339,782	(154)	339,628
- Issuance of common stock	31,714,286	318	89,812	-	-	-	90,130	-	90,130
- Issuance of restricted stock and stock-based compensation expense	1,975,601	20	19,827	-	-	-	19,847	-	19,847
-Non controlling interest contributions	-	-	-	-	-	-	-	3,328	3,328
- Transfer/ exchange of ownership interests	-	-	(7,240)	-	-	-	(7,240)	(12,808)	(20,048)
- Actuarial losses	-	-	-	(11)	-	-	(11)	-	(11)
BALANCE, December 31, 2009	79,915,905	$799	$1,046,606	$(85)	$433,845	$(189)	$1,480,976	$5,296	$1,486,272
- Net income	-	-	-	-	257,829	-	257,829	997	258,826
- Issuance of common stock	3,241,680	32	4,901	-	-	-	4,933	-	4,933
- Issuance of restricted stock and stock-based compensation expense	1,969,940	20	9,627	-	-	-	9,647	-	9,647
-Non controlling interest contributions	-	-	-	-	-	-	-	4,174	4,174
- Unrealized interest rate swap gains	-	-	-	285	-	-	285	-	285
- Actuarial gains	-	-	-	11	-	-	11	-	11
BALANCE, December 31, 2010	85,127,525	$851	$1,061,134	$211	$691,674	$(189)	$1,753,681	$10,467	$1,764,148
- Net loss	-	-	-	-	(211,593)	-	(211,593)	1,198	(210,395)
- Issuance of restricted stock and stock-based compensation expense	4,049,611	40	10,129	-	-	-	10,169	-	10,169
-Cancellation of shares	(36,960)	-	-	-	-	-	-	-	-
- Joint venture de-consolidation	-	-	-	-	-	-	-	(83)	(83)
- Unrealized interest rate swap losses	-	-	-	(3,521)	-	-	(3,521)	-	(3,521)
- Actuarial gains	-	-	-	246	-	-	246	-	246
BALANCE, December 31, 2011	89,140,176	$891	$1,071,263	$(3,064)	$480,081	$(189)	$1,548,982	$11,582	$1,560,564

The accompanying notes are an integral part of these consolidated financial statements

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(Expressed in thousands of U.S. Dollars)

	2009	2010	2011
Cash Flows from Operating Activities:
Net income (loss)	$339,628	$258,826	$(210,395)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation	123,411	125,283	128,089
Amortization of convertible notes debt discount	6,154	6,736	7,365
Amortization of deferred financing fees	3,823	3,509	3,425
Time charter revenue amortization, net of charter hire amortization expense and write-off	(324,416)	(222,360)	33,051
Impairment loss on intangible asset	-	-	146,732
Gain on joint venture de-consolidation	-	-	(83)
Gain on sale of vessel	(61)	-	(6,432)
Loss on disposal of JV ownership interest	3,705	-	-
Stock-based compensation expense	19,847	9,647	10,169
Unrealized gains on derivative financial instruments	(27,238)	(1,943)	(8,780)
Unrecognized actuarial (gains) losses	(11)	11	246
Changes in operating assets and liabilities:
Accounts receivable	4,231	(6,491)	1,206
Financial instruments settled in the period	-	(612)	-
Inventories	235	(3,708)	(664)
Prepayments and advances	(1,058)	(672)	676
Due from related parties	221	-	-
Accounts payable	(1,091)	5,752	961
Due to related parties	(388)	574	(341)
Accrued liabilities	(14,689)	(5,060)	3,088
Deferred revenue	14,949	(10,993)	(3,963)
Net Cash provided by Operating Activities	$147,252	$158,499	$104,350
Cash Flows used in Investing Activities:
Joint ventures ownership transfer	(1,591)	-	-
Advances for vessels under construction	(9,379)	(92,701)	(18,267)
Additions to vessel cost	(113)	(13)	(25)
Proceeds from sale of vessel	3,735	-	17,089
Proceeds received from Oceanaut liquidation	5,212	-	-
Office furniture and equipment	(146)	(135)	(317)
Net cash used in Investing Activities	$(2,282)	$(92,849)	$(1,520)
Cash Flows used in Financing Activities:
(Increase) decrease in restricted cash	(34,400)	3,712	(7,762)
Proceeds from long-term debt	5,067	72,967	27,100
Repayment of long-term debt	(216,851)	(184,815)	(133,448)
Contributions from non-controlling interests	3,328	4,174	-
Issuance of common stock / exercise of warrants, net of related issuance costs-related parties	44,983	4,933	-
Issuance of common stock, net of related issuance costs	45,147	-	-
Payment of financing fees	(1,938)	(802)	(888)
Net cash used in Financing Activities	$(154,664)	$(99,831)	$(114,998)
Net decrease in cash and cash equivalents	(9,694)	(34,181)	(12,168)
Cash and cash equivalents at beginning of year	109,792	100,098	65,917
Cash and cash equivalents at end of the year	$100,098	$65,917	$53,749

SUPPLEMENTAL CASH FLOW INFORMATION:
-Cash paid during the year for:
Interest payments	$56,159	$31,950	$22,632
US Source Income taxes	$740	$871	$650

The accompanying notes are an integral part of these consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.    Basis of Presentation:

The accompanying consolidated financial statements include the accounts of Excel Maritime Carriers Ltd. and its wholly subsidiaries and majority owned subsidiary (collectively, the "Company" or "Excel") as listed below. Excel was formed in 1988, under the laws of the Republic of Liberia. The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of bulk carrier vessels.

	Company	Country of Incorporation	Vessel name	Type	Year of Built
	Ship-owning companies with vessels in operation
1.	Hope Shipco LLC	Marshall Islands	Mairaki	Capesize	2011
2.	Christine Shipco LLC (1)	Marshall Islands	Christine	Capesize	2010
3.	Sandra Shipco LLC	Marshall Islands	Sandra	Capesize	2008
4.	Iron Miner Shipco LLC	Marshall Islands	Iron Miner	Capesize	2007
5.	Iron Beauty Shipco LLC	Marshall Islands	Iron Beauty	Capesize	2001
6.	Kirmar Shipco LLC	Marshall Islands	Kirmar	Capesize	2001
7.	Lowlands Beilun Shipco LLC	Marshall Islands	Lowlands Beilun	Capesize	1999
8.	Iron Brooke Shipco LLC	Marshall Islands	Iron Brooke	Kamsarmax	2007
9.	Iron Lindrew Shipco LLC	Marshall Islands	Iron Lindrew	Kamsarmax	2007
10.	Iron Manolis Shipco LLC	Marshall Islands	Iron Manolis	Kamsarmax	2007
11.	Coal Gypsy Shipco LLC	Marshall Islands	Coal Gypsy	Kamsarmax	2006
12.	Coal Hunter Shipco LLC	Marshall Islands	Coal Hunter	Kamsarmax	2006
13.	Pascha Shipco LLC	Marshall Islands	Pascha	Kamsarmax	2006
14.	Santa Barbara Shipco LLC	Marshall Islands	Santa Barbara	Kamsarmax	2006
15.	Iron Fuzeyya Shipco LLC	Marshall Islands	Iron Fuzeyya	Kamsarmax	2006
16.	Ore Hansa Shipco LLC	Marshall Islands	Ore Hansa	Kamsarmax	2006
17.	Iron Kalypso Shipco LLC	Marshall Islands	Iron Kalypso	Kamsarmax	2006
18.	Iron Anne Shipco LLC	Marshall Islands	Iron Anne	Kamsarmax	2006
19.	Iron Bill Shipco LLC	Marshall Islands	Iron Bill	Kamsarmax	2006
20.	Iron Vassilis Shipco LLC	Marshall Islands	Iron Vassilis	Kamsarmax	2006
21.	Iron Bradyn Shipco LLC	Marshall Islands	Iron Bradyn	Kamsarmax	2005
22.	Grain Express Shipco LLC	Marshall Islands	Grain Express	Panamax	2004
23.	Iron Knight Shipco LLC	Marshall Islands	Iron Knight	Panamax	2004
24.	Grain Harvester Shipco LLC	Marshall Islands	Grain Harvester	Panamax	2004
25.	Coal Pride Shipco LLC	Marshall Islands	Coal Pride	Panamax	1999
26.	Fianna Navigation S.A	Liberia	Isminaki	Panamax	1998
27.	Marias Trading Inc.	Liberia	Angela Star	Panamax	1998
28.	Yasmine International Inc.	Liberia	Elinakos	Panamax	1997
29.	Amanda Enterprises Ltd.	Liberia	Happy Day	Panamax	1997
30.	Fountain Services Ltd.	Liberia	Powerful	Panamax	1994
31.	Teagan Shipholding S.A.	Liberia	First Endeavour	Panamax	1994
32.	Tanaka Services Ltd.	Liberia	Rodon	Panamax	1993
33.	Whitelaw Enterprises Co.	Liberia	Birthday	Panamax	1993
34.	Candy Enterprises Inc.	Liberia	Renuar	Panamax	1993
35.	Harvey Development Corp.	Liberia	Fortezza	Panamax	1993
36.	Minta Holdings S.A.	Liberia	July M	Supramax	2005
37.	Odell International Ltd.	Liberia	Mairouli	Supramax	2005
38.	Ingram Limited	Liberia	Emerald	Handymax	1998
39.	Castalia Services Ltd.	Liberia	Princess I	Handymax	1994
40.	Barland Holdings Inc.	Liberia	Attractive	Handymax	1985

(1)       Christine Shipco LLC is owned 71.4% by the Company.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.     Basis of Presentation-continued

	Company	Country of Incorporation	Vessel name	Type	Year of Built
	Non-shipowning companies with vessels in operation (2)
41.	Fearless Shipco LLC	Marshall Islands	Fearless I	Panamax	1997
42.	Barbara Shipco LLC	Marshall Islands	Barbara	Panamax	1997
43.	Linda Leah Shipco LLC	Marshall Islands	Linda Leah	Panamax	1997
44.	King Coal Shipco LLC	Marshall Islands	King Coal	Panamax	1997
45.	Coal Age Shipco LLC	Marshall Islands	Coal Age	Panamax	1997
46.	Iron Man Shipco LLC	Marshall Islands	Iron Man	Panamax	1997
47.	Coal Glory Shipco LLC	Marshall Islands	Coal Glory	Panamax	1995

(2)	Indicates a company whose vessel was sold to a third party in July 2007 and subsequently leased back under a bareboat charter expiring in July 2015.

The following wholly-owned subsidiaries have been established to acquire vessels, although vessels have not yet been identified:

	Company	Country of Incorporation
48.	Magalie Investments Corp.	Liberia
49.	Melba Management Ltd.	Liberia
50.	Naia Development Corp.	Liberia

The Company is also the sole owner of the following non-shipowning subsidiaries:

	Company	Country of Incorporation
51.	Maryville Maritime Inc. (1)	Liberia
52.	Point Holdings Ltd. (2)	Liberia
53.	Thurman International Ltd. (3)	Liberia
54.	Bird Acquisition Corp (4)	Marshall Islands
55.	Liegh Jane Navigation S.A. (5)	Liberia
56.	Snapper Marine Ltd. (6)	Liberia
57.	Centel Shipping Company Limited (7)	Cyprus

During the year ended December 31, 2011, the following Marshall Islands joint venture companies, which were 50% owned by Bird Acquisition Corp were dissolved:

	Company	Country of Incorporation
58.	Fritz Shipco LLC (8)	Marshall Islands
59.	Benthe Shipco LLC (8)	Marshall Islands
60.	Gayle Frances Shipco LLC (8)	Marshall Islands
61.	Iron Lena Shipco LLC (8)	Marshall Islands

(1)
Maryville Maritime Inc. ("Maryville") is a management company that provides the technical management of Excel's vessels. As of October 2010 and January 2011, Maryville also provided technical management services to 2 vessels owned by companies affiliated with the Chairman of the Company's Board of Directors. Both of the aforementioned vessels were sold in October 2010 and January 2011 and Maryville ceased to provide technical services to the companies as of the respective dates.

(2)	Point Holdings Ltd. is the parent company (100% owner) of fifteen Liberian ship-owning companies, one Liberian holding company and six Liberian non ship-owning companies.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.     Basis of Presentation-continued

(3)	Thurman International Ltd. is the parent company (100% owner) of Centel Shipping Company Limited, the owner of M/V Lady.

(4)
Bird is the parent company (100% owner) of 24 Marshall Islands ship-owning companies and 7 Marshall Islands non ship-owning companies. Bird is also a joint-venture partner in one Marshall Island ship-owning company which is 71.4% owned by Bird.

(5)	Previously the owning company of Swift, a vessel sold in March 2009.

(6)	Previously the owning company of Marybelle, a vessel sold in February 2011.

(7)	Previously the owning company of Lady, a vessel sold in August 2011.

(8)
Previously consolidated joint venture owned 50% by the Company. The joint venture had one contract for the construction of a vessel which was cancelled in June 2011 as no refund guarantee was received, the construction of the vessel had not commenced and the vessel was delayed on its contracted delivery. Following the cancellation of the shipbuilding contract, the company was dissolved on July 27, 2011.

Concentration of credit risk
During the years ended December 31, 2009, 2010 and 2011 one, one and two charterers, respectively, were individually accounted for more than 10% of the Company's voyage revenues as follows:

Charterer	2009	2010	2011
A	34%	30%	-
B	-	-	14%
C	-	-	11%

The outstanding balance of these charterers as of December 31, 2011 was not material, representing less of 1% of Company's current assets at the balance sheet date.

2.     Significant Accounting policies:

a)
Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include in each of the three years in the period ended December 31, 2011 the accounts and operating results of the Company and its wholly-owned and majority-owned subsidiaries. All inter-company balances and transactions have been eliminated in consolidation. The Company consolidates all subsidiaries that are more than 50% owned and presents any non-controlling interests, representing the portion of equity in a subsidiary not attributable, directly or indirectly, to the Company, in the consolidated statement of financial position within equity separate from the Company's equity  in accordance with the amendments of ASC 810 , "Consolidation", adopted on January 1, 2009 and the portion of the net income or loss of the subsidiary earned or assumed by the non-controlling interest is presented separately in the consolidated statements of operations as non controlling interests.

In addition, following the provisions of ASC 810, "Consolidation", the Company evaluates any interest held in other entities to determine whether the entity is a Variable Interest Entity ("VIE") and if the Company is the primary beneficiary of the VIE. In this respect, during the years ended December 31, 2009 and 2010, the Company evaluated its interests in the four 50% owned joint ventures discussed in Note 1 above and it has determined that, each joint venture was a variable interest entity according to the provisions of the Variable Interest Entities Subsections of Subtopic 810-10 and that the Company was, in each case, the primary beneficiary. As such, the Company consolidated the joint ventures for the years ended December 31, 2009 and 2010. Following the dissolution of the joint ventures on July 27, 2011 discussed in Note 1 above, the Company de-consolidated the joint ventures as of that date.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.    Significant Accounting policies-continued

The joint ventures had only four contracts for the construction of respective vessels which were cancelled in June 2011 as no refund guarantees were received, the construction of the vessels had not commenced and all vessels were delayed on their contracted deliveries. As such, the de-consolidation of the joint ventures had no significant effect on the Company's consolidated financial statements.

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

c)
Other Comprehensive Income (Loss): The Company follows the provisions of ASC 220, "Comprehensive Income", which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity. The Company's comprehensive income (loss) is comprised of net income less actuarial gains/losses related to the adoption and implementation of ASC 715, "Compensation-Retirement Benefits", as well as the changes in the fair value of the derivatives that qualify for hedge accounting, net of the realized losses of such derivatives which are reclassified to consolidated statement of operations, in accordance with ASC 815 "Derivatives and Hedging".

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income, Presentation of Comprehensive Income (Topic 220), which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (i) a continuous statement of comprehensive income or (ii) two separate but consecutive statements. Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. The amendments in this Update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this Update should be applied retrospectively and they are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The amendments in this Update have been adopted by the Company in the accompanying consolidated financial statements with no material effect.

d)
Concentration of Credit Risk:  Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and derivative contracts (mainly interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with various financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties considering their credit ratings.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
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

h)
Accounts Receivable Trade, net: Accounts receivable-trade, net at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of any provision for doubtful accounts. The Company's revenue is based on contracted charter parties. However, there is always the possibility of dispute over terms and payment of hires and freights, as disagreements may arise in relation to the responsibility of lost time and revenue due to the Company. Accordingly, at each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts primarily based on the aging of such balances and any amounts in disputes. The provision for doubtful accounts at December 31, 2010 and 2011 amounted to $529 and $339, respectively.

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

k)
Vessels, net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage). Subsequent expenditures for major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise these amounts are charged to expense as incurred. The cost of each of the Company's vessels is depreciated beginning when the vessel is ready for her intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value (vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Management estimates the scrap value per light weight ton (LWT) to be $0.2, which is based on the historical average demolition prices prevailing in the market while management estimates the useful life of the Company's vessels to be 28 years from the date of initial delivery from the shipyard. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, her remaining useful life is adjusted at the date such regulations become effective.

l)
Office furniture and Equipment, net: Office furniture and equipment, net are stated at cost less accumulated depreciation. Depreciation is calculated on a straight line basis over the estimated useful life of the specific asset placed in service which range from three to nine years.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.    Significant Accounting policies-continued

m)
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

Measurement of the impairment loss is based on the fair value of the asset which is determined based on management estimates and assumptions and by making use of available market data. The fair values are determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820 "Fair value measurements and disclosures" and are derived principally from or by corroborated or observable market data. Inputs, considered by management in determining the fair value, include independent broker's valuations, FFA indices, average charter hire rates and other market observable data that allow value to be determined.

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

In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, vessels' operating expenses, vessels' capital expenditures, vessels' residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations and taking into consideration growth rates for vessel expenses while these assumptions are always subject to changes based on the economic conditions applicable by the time we are performing the tests.

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel's carrying value. Consistent with prior years and to the extent impairment indicators were present, the projected vessels' net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten year historical average and utilizing available market data for time charter and spot market rates such as forward freight agreements or FFAs) over the remaining estimated life of the vessel assumed to be 28 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned dry-docking and special survey expenditures), assuming an average annual inflation rate in operating expenses  of 3% to 4% and fleet utilization of 95% to 97%. The salvage value used in the impairment test is estimated to be $0.2 per light weight ton (LWT) in accordance with the Company's depreciation policy discussed above. When the Company's estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value. In the years ended December 31, 2009, 2010 and 2011, the undiscounted projected net operating cash flows per vessel exceeded the carrying value of each vessel and thus, no impairment loss was recorded in 2009, 2010 and 2011.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
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

o)
Intangible assets/liabilities related to time charter acquired: Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as an asset; otherwise, the difference is recorded as liability. Such assets (so long as recoverability tests support their carrying values) and liabilities, respectively, are amortized over the remaining term of the related charters as an increase in charter hire expense and revenue, respectively, and are classified as non-current in the accompanying consolidated balance sheets.

Following the guidance under ASC 360 discussed under (m) above, the Company tests the intangible assets for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.  In this respect, during the fourth quarter of 2011 and as a result of a combination of factors, including mainly the sustained decline in charter rates in 2011 and similar expectations for 2012, the current market turmoil and the illiquidity in the overall credit markets, the Company concluded that sufficient indicators existed requiring the performance of an impairment test of the intangible assets. Based on the same set of significant assumptions and estimates used in the Company's vessel impairment test described under (m) above, the estimates of the undiscounted cash flows of the intangible assets (with assumptions consistent also with those of the prior year) did not support the recoverability of the intangible assets' carrying values and accordingly the intangible assets' carrying values were adjusted to their fair values, which were determined to zero, by recognizing an impairment loss of $146.7 million. The fair values were determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820 "Fair value measurements and disclosures" and were derived principally from independent broker's valuations and market observable data that management considered in determining the fair value. No impairment loss was recorded in the years ended December 31, 2009 and 2010 as the undiscounted projected net operating cash flows of the intangible assets exceeded their carrying values as of these dates.

p)	Accounting for Dry-Docking and Special Survey Costs: The Company follows the direct expense method under which the dry-docking and special survey costs are expensed as incurred.

q)
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

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.    Significant Accounting policies-continued

r)
Convertible Senior Notes: The Company follows the provisions of ASC Topic 470-20, "Debt with Conversion and Other Options," which requires the issuer of certain convertible debt instruments that may be settled in cash on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate.

s)
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

t)
Fair Value Measurements: The Company follows the provisions of ASC 820, "Fair Value Measurements and Disclosures" which defines, and provides guidance as to the measurement of, fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity's own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles.

u)
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

v)
Derivatives:   Derivative financial instruments are used to manage risk related to fluctuations of interest rates, hire rates and currency exchange rates. At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge.

The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting exposure to changes in the hedged item's cash flows attributable to the hedged risk. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated. All derivatives are recorded on the balance sheet as assets or liabilities and measured at fair value. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives are recorded in Accumulated Other Comprehensive Income (Loss) and subsequently recognized in earnings when the hedged items impact earnings.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
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

w)
Accounting for Revenues and Related Expenses: The Company generates its revenues from charterers for the charterhire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate and any profit share over the daily charterhire rate, where applicable. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of each voyage or time charter. Revenue on any profit share is recognized following the same criteria. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues are recognized proportionately over the duration of the voyage. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and the vessel's sail to the next fixed loading port and is deemed to end upon the completion of discharge of the current cargo. A voyage charter contract with a charterer consists of sailing to the load port (the positioning leg), loading the cargo, sailing to the discharge port and discharging the cargo. The charter contract therefore requires the relevant vessel to proceed to the port or place as ordered by the charterer and is not cancellable in the positioning leg, provided that the Company fulfils its contractual commitment. Performance under the contract begins upon sailing to the load port (the positioning leg). Non-cancelable voyage contracts are generally arranged prior to the completion of an existing contract. Assuming, therefore, that a non-cancelable voyage charter agreement is in place, voyage revenue recognition, under the discharge-to-discharge method, commences once the discharge of the previous charter's cargo is complete and the vessel sails for loading. The voyage is deemed complete at the point the vessel has left the discharge terminal.

Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as it is earned. Deferred revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date. Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under the time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type.

All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company's revenues are earned.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.    Significant Accounting policies-continued

x)
Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred and are included in Vessel operating expenses in the accompanying consolidated statements of operations.

y)
Pension and Retirement Benefit Obligations: Administrative employees are covered by state-sponsored pension funds. Both employees and the Company are required to contribute a portion of the employees' gross salary to the fund. Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits and accordingly the Company has no such obligation. Employer's contributions for the years ended December 31, 2009, 2010 and 2011 amounted to $2.7 million, $3.0 million and $3.3 million, respectively.

z)
Staff Leaving Indemnities – Administrative Personnel: The Company's employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee's compensation, length of service and manner of termination (dismissed or retired). Employees who resign, or are dismissed with cause are not entitled to termination payments. The Company's liability on an actuarially determined basis, at December 31, 2010 and 2011 amounted to $0.9 million and $1.0 million respectively, while the amount recognized in Accumulated Other Comprehensive Income/Loss at December 31, 2009, 2010 and 2011, following the adoption of ASC 715, "Compensation-Retirement Benefits" amounted to a loss of $85 and $74 and a gain of $172, respectively.

aa)
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

bb)
Taxation: The Company follows the provisions of  ASC 740-10, "Accounting for Uncertainty in Income Taxes" which clarifies the accounting for uncertainty in income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740-10 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

cc)
Earnings (losses) per Common Share: Basic earnings (losses) per common share are computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings (losses) per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

dd)
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

ee)
Reclassification: A reclassification of $229 has been performed in the year ended December 31, 2010 from Losses on derivative financial instruments to Interest and Finance cost to conform to the presentation of realized losses of the swaps designated as hedging instruments under Interest and Finance cost in the year ended December 31, 2011.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.    Significant Accounting policies-continued

Recent Accounting Standards Updates:

ASU 2011-04:  In May 2011, the FASB issued ASU 2011-04, Fair Value Measurements, Amendments to achieve common fair value measurements and disclosure requirements in U.S. GAAP and IFRS (Topic 820). The ASU is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework on how to measure fair value and on what disclosures to provide about fair value measurements. While the ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands ASC 820's existing disclosure requirements for fair value measurements and makes other amendments. Many of these amendments are being made to eliminate unnecessary wording differences between U.S. GAAP and IFRSs. However, some could change how the fair value measurement guidance in ASC 820 is applied. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2011. Earlier application is not permitted. The provisions of ASU 2011-04 are not expected to have a material impact on the Company's consolidated financial statements.

ASU 2011-11: In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about offsetting Assets and Liabilities. The objective of this update is to provide enhanced disclosures that will enable financial statements' users to evaluate the effect or potential effect of netting arrangements on an entity's financial position. This includes the effect or potential effect of rights of setoff associated with an entity's recognized assets and recognized liabilities within the scope of this ASU. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45.  The amendments in this update are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The provisions of ASU 2011-11 are not expected to have a material impact on the Company's consolidated financial statements.

ASU 2011-12: In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standard Update No 2011-05. The amendments in this Update supersede certain pending paragraphs in Accounting Standards Update No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, to effectively defer only those changes in Update 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The amendments will be temporary to allow the Board time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the Board is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before Update 2011-05. All other requirements in Update 2011-05 are not affected by this Update, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Public entities should apply these requirements for fiscal years, and interim periods within those years, beginning after December 15, 2011. The provisions of ASU 2011-12 are not expected to have a material impact on the Company's consolidated financial statements.

3.       Liquidity and Capital resources:

The Company's primary liquidity needs are to fund financing expenses, debt repayment, vessel operating expenses and general and administrative expenses. As of December 31, 2011, working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to a deficit of $84.7 million.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.     Liquidity and Capital resources-continued

Cash expected to be generated from operations assuming that current market charter hire rates will continue in 2012, may not be sufficient to cover the Company's ongoing working capital requirements, or for the Company to be in compliance with certain covenants contained in its loan agreements.

Consequently, the Company, taking all measures to manage its working capital requirements and ensure compliance with loan covenants, reached an agreement (Note 19(b)) with all the lenders under the Nordea credit facility amending, for a period commencing on March 30, 2012 and ending on December 31, 2013, of the amortization schedule, the collateral value clause and certain of the financial covenants of the facility (the effectiveness of which will be as of January 1, 2012) in order to improve its debt maturity profile and respond to the weak charter conditions currently prevailing in the market and the associated volatility in the vessels' market values. The effective date of the amended loan agreement is March 30, 2012.

As a condition to the amendment, and as more fully described in Notes 19(b) and 19(e), the Company undertook to raise at least $30.0 million through an equity offering, of which $20 million shall be raised by September 30, 2012 and the remaining $10 million by December 31, 2012. The loan amendment is conditioned, among other things, upon the Company raising $20.0 million out of the $30.0 million in equity capital, or alternatively securing from external sources the $20.0 million into a special purpose blocked account, on or prior to the effective date of the loan amendment. In order for the Company to meet the above conditions within the timeframe set by its lenders, it has reached an agreement with certain entities affiliated with the family of the Chairman of the Board of Directors for the placement of the amount of $20 million discussed above. The remaining Company's loan facilities with Credit Suisse, DVB and ABN are also agreed to be similarly amended and will require the Company to comply with a number of covenants, including financial covenants related to leverage, consolidated net worth, liquidity and interest coverage, dividends and collateral maintenance requirements, most of which will be in principle and calculation substantially similar to the covenants described under the amended Nordea facility.

Following the loan amendments above, management expects that the Company's primary sources of funds will be the existing cash and cash equivalents, cash from operations, cash resources being conserved by deferring $100.0 million to April 1, 2016 and the proceeds from the equity financing the Company undertook to complete in connection with the Nordea facility amendment.  The Company believes that the above plans will be sufficient to cover its working capital needs for a reasonable period of time.

4.     Transactions with Related Parties:

Commercial Services

The Company has a brokering agreement with an entity affiliated with the Company's Chairman of the Board of Directors according to which the Company is being provided with brokerage services for the employment and chartering of the Company's vessels, for a commission fee equal to 1.25% of the revenue of each contract. Commissions charged under the agreement for the years ended December 31, 2009, 2010 and 2011 amounted to $2,260, $3,026 and $3,498, respectively and are included in Commissions to related parties in the accompanying consolidated statements of operations. Amounts due to such related party as at December 31, 2010 and 2011 were $110 and $365, respectively, and are included in due to related parties in the accompanying consolidated balance sheets.

In addition, the charter parties of the vessels Lowlands Beilun, Sandra, Christine and Mairaki (which expire in the years through February 2016) provide for a commission fee equal to 1% of the revenue earned to be paid in favor of an entity affiliated with one of the Company's directors. Commissions charged under the agreement for the years ended December 31, 2009, 2010 and 2011 amounted to $0, $162 and $394, respectively and are included in Commissions to related parties in the accompanying consolidated statements of operations. Amounts due to such related party as at December 31, 2010 and 2011 were $162 and $121, respectively, and are included in due to related parties in the accompanying consolidated balance sheets.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.     Transactions with Related Parties-continued

Time charter agreement

On June 3, 2011, the vessel Emerald was fixed under a time charter for about 75 days at a daily gross rate of $13.8 with Torm AS. The Company's chairman of the Board of Directors holds a board member position in Torm AS.  The revenue recognized under the charter party amounted to $1.0 million and is included in voyage revenues in the accompanying consolidated statements of operations for the year ended December 31, 2011.

Vessels under management

During the years ended December 31, 2009, 2010 and 2011, Maryville (Note 1) provided shipping services to certain related ship-owning companies, which were affiliated with the Chairman of the Company's Board of Directors. The revenues earned for the years ended December 31, 2009, 2010 and 2011 amounted to $488, $376 and $17, respectively and are separately reflected in the accompanying consolidated statements of operations. Amounts due to such related companies as of December 31, 2010 and 2011 were $555 and $0, respectively and are included in due to related parties in the accompanying consolidated balance sheets. In October 2010 and January 2011, the above entities sold their vessels (Note 1) and Maryville ceased to provide technical services to the companies.

Agreement in relation to the equity raise (Back Stop Agreement)

In connection with the loan amendment and the equity offering discussed in Notes 3 above, the Company reached an agreement with certain entities affiliated with the family of the Chairman of the Board of Directors as discussed in Note 19(e) below.

5.     Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2010	2011
Bunkers	$4,236	$4,655
Lubricants	3,951	4,196
	$8,187	$8,851

6.     Vessels and office furniture and equipment, net:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2010	2011
Vessels cost	$3,036,013	$3,107,329
Accumulated depreciation	(413,382)	(528,044)
Vessels, net	$2,622,631	$2,579,285

Office furniture and equipment cost	$2,865	$3,182
Accumulated depreciation	(1,718)	(2,241)
Office furniture and equipment, net	$1,147	$941

All of the Company's vessels have been provided as collateral to secure the bank loans discussed in Note 8 below.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.     Vessels and office furniture and equipment, net-continued

Management's impairment analysis as of December 31, 2010 and 2011 indicated that the undiscounted projected net operating cash flows per vessel exceeded the carrying value of each vessel and thus no impairment loss was recorded in the years ended December 31, 2010 and 2011.

On December 11, 2010, the vessel Renuar was hijacked in waters east of Somalia. On April 23, 2011, the vessel was released. The outcome of this incident did not have a material adverse effect on the financial condition or operating results of the Company.

On January 7, 2011, the Company entered into a Memorandum of Agreement (MOA) to sell the vessel Marybelle for net proceeds of approximately $9.9 million and realized a gain of $1.3 million which is included in gain on sale of vessels in the accompanying consolidated statement of operations for the year ended December 31, 2011. The vessel delivery took place on February 10, 2011. Following the sale, an amount of approximately $7.8 million was repaid under the Company's Nordea credit facility.

On January 10, 2011, the Company took delivery of vessel Mairaki and paid an amount of $17.6 million to the shipyard representing her delivery installment, and other minor delivery costs of $0.2 million. Of this amount, $16.1 million was funded from the drawdown discussed in Note 8 below and the remaining amount was financed from the Company's own funds.

On May 31, 2011, the Company entered into a MOA to sell the vessel Lady for net proceeds of approximately $7.2 million. The resulting gain on the sale of the vessel amounted to approximately $5.1 million and is included in gain on sale of vessels in the accompanying consolidated statement of operations for the year ended December 31, 2011. The vessel delivery took place on August 9, 2011. Following the sale, an amount of approximately $6.0 million was repaid under the Company's Nordea credit facility.

7.     Advances for vessels under construction:

As of December 31, 2010  advances for vessels under construction reflect the advances paid to the shipyard for new-building vessels, as well as, the Company's portion of the excess of the fair value of these contracts over their contracted prices and capitalized interest. The amount shown in the accompanying consolidated balance sheets is analyzed as follows:

December 31, 2010
Advances to the shipyard and initial expenses	$62,480
Company's portion on the excess of the fair value of new building contracts over their contractual prices following the purchase method of accounting	10,700
Capitalized interest	2,265
Other	1,140
$76,585

The vessel was delivered on January 10, 2011 as discussed under Note 6 above.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.	Long-Term Debt:

The following table summarizes the Company's long-term debt:

Description	December 31, 2010	December 31, 2011
Long-term loans, net of unamortized deferred financing fees of $11.2 million and $9.1 million, respectively	$1,037,716	$933,472
1.875% Convertible Senior Notes due 2027, net of unamortized deferred financing fees of $1.9 million and $1.4 million, respectively	116,325	124,123
	1,154,041	1,057,595
Less: Current portion of long-term debt, net of unamortized deferred financing fees of $2.8 million and $2.7 million, respectively	(107,369)	(104,879)
Long-term debt, net of current portion	$1,046,672	$952,716

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

Financial covenants

The loan entered in April 2008 contains certain financial covenants that require the Company to maintain an adjusted market value leverage ratio of not greater than 0.7:1.0, maintain a ratio of EBITDA to gross interest expense of not less than 3.0 to 1.0, maintain a book net worth of greater than $750.0 million, maintain a minimum of cash and cash equivalents of no less than 7.5% of the outstanding total debt and on the third anniversary and thereafter, no less than 10% of the outstanding total debt, and to ensure that the aggregate fair market value of the collateral vessels at all times is not less than 135% of the sum of (i) the then aggregate outstanding principal amount of the credit facility and (ii) the unused commitment under the revolving loan, provided that the Company has 45 days to cure any default under this particular covenant so long as the default was not the result of a voluntary vessel disposition.  In addition, from and after the Company's fiscal quarter falling on or after the third anniversary of the closing date of the credit facility (April 15, 2008), maintain at the end of each fiscal quarter a ratio of total net debt to EBITDA, for the four fiscal quarters ended as of the end of such quarter, of not greater than 6.0:1.0.

First amendment

On March 31, 2009, the Company concluded an amended agreement with Nordea and modified certain of the initial agreement terms in order to comply with the financial covenants related to the collateral vessels' market values following the significant decline prevailed in the market and any potential future non-compliance with the minimum liquidity covenant. The amended terms, which were effective from December 4, 2008 until January 1, 2011, contained financial covenants requiring the Company to maintain a leverage ratio based on book values of not greater than 0.7:1.0, maintain a ratio of EBITDA to gross interest expense of not less than 1.75:1.0, maintain a book net worth of greater than $750.0 million, maintain a minimum of cash and cash equivalents of 25.0 million, and to ensure that the aggregate fair market value of the collateral vessels at all times is not less than 65% of the sum of (i) the then aggregate outstanding principal amount of the credit facility and (ii) the unused commitment under the revolving loan.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.	Long-Term Debt-continued

In addition, in accordance with the amended terms, the loan margin increased to 2.5% and the loan repayment schedule was modified to defer an amount of $150.5 million in the balloon payment which would be decreased by any excess cash flows and equity injections.

In this respect, two companies owned and controlled by entities affiliated with the family of the Company's Chairman of the Board of Directors injected a total of $50.0 million of new equity in 2009 and 2010 which were used to prepay a portion of the balloon payment of the credit facility.

During the waiver period discussed above,  the Company had the option to declare the deferral of an additional one or more instalments ("Deferred Option Principal") up to an aggregate amount equal to the paid-in equity discussed above, subject to (i) an increase in the margin of  0.05% as long as any deferrals were outstanding, (ii) 100% of new equity and excess cash proceeds, accumulated after the date of declaring the deferral option, being used towards payment of deferral option amounts as long as deferral options were outstanding, and (iii) deferral options were only permitted if all covenants were met. The loan terms also provided that any excess cash flow as defined in the amended agreement, would be firstly applied against any Deferred Option Principal, the 70% of the remaining excess cash flow against the term loan repayments and the remainder 30% to build and maintain in a pledged account a capex reserve of up to $50.0 million, which would be funded also through new equity, to specifically finance the newbuildings discussed under Note 7 above.

Any amounts left in this reserve after dealing with the newbuildings would be applied against the deferred payments, to increase cash and cash equivalents in order to comply with the minimum liquidity requirements set forth in the loan agreement after January 1, 2011 and to reduce the loan repayment amount inverse order of maturity.

A first priority mortgage over the vessel Sandra, as well as a first assignment of vessel insurances and earnings was provided as additional security for the amended facility. In addition, no dividends would be declared and paid until the loan outstanding balance was brought to the same levels as per the original schedule, the Company was in compliance with all covenants of the original loan agreement and no event of default existed or would result upon giving effect to such dividend, while no repurchase of convertible notes would be effected unless through the concept of exchange offerings (i.e. without any cash outflow for the Company) as well as the Company would not, and would not permit any of its subsidiaries to, make any cash share buybacks.

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

As a result, the excess cash flow provision was terminated and the loan applicable margin for the interest period starting July 1st decreased from 2.5% to 1.25% and remained at this level until the expiration of the waiver period, as the Company continued to be in compliance with the relevant financial covenants as applicable after the end of the waiver period.

For the period from the end of the waiver period (January 1, 2011) and throughout the term of the facility, the applicable covenants would be those provided in the original loan agreement, as discussed above, with the exception of the minimum cash and cash equivalents requirement which would be not less than $1,000 per collateral vessel.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.	Long-Term Debt-continued

Second amendment

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

Third amendment

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

On May 3, 2011, the Company, in anticipation of a probable non compliance with the hull cover ratio clause of the original loan agreement upon expiration of the waiver period (providing for an aggregate fair market value of the borrowers' vessels not less than 135% of the outstanding loan), prepaid $11.0 million.

Fourth amendment

Further to the above, in July 2011, the Company modified certain financial covenants through December 31, 2012 in order to address the weak charter market conditions and the unusual high volatility in the sales and purchase market, both having a significant impact on the compliance of its financial covenants.

The financial covenants which were amended and are effective from June 30, 2011 to and including December 31, 2012 require the Company to maintain an adjusted market value leverage ratio of not greater than 0.9:1.0, maintain a ratio of EBITDA to gross interest of not less than 3.0:1.0 through and including March 31, 2012 and not less than 1.75:1.0 thereafter through December 31, 2012,  maintain a ratio of total net debt to EBITDA of not greater than 6.0:1.0 through and including March 31, 2012, while the covenant is waived thereafter up to December 31, 2012, maintain minimum liquidity of $1.0 million per collateral vessel plus an additional $10.0 million through and including December 31, 2012 and maintain, during the waiver period from June 30, 2011 to December 31, 2012, an aggregate fair market value of the collateral vessels at all times not less than 105% through and including March 31, 2012 and not less than 115% thereafter to December 31, 2012 of the then aggregate outstanding principal amount of the facility. During the waiver period no dividends may be declared and paid and no investment and vessel acquisition or construction are permitted, unless the Company is in compliance with the original covenants. During the waiver period the loan margin increases to 2.50%, unless the Company is in compliance with the original covenants where the margin reverts back to 1.25%.

Following the fourth amendment discussed above, the amount of $11.0 million was drawndown again on September 29, 2011.

Credit Suisse Credit Facility

In November 2007, the Company concluded a term loan of $75.6 million in order to partly finance the acquisition cost of the vessels July M and Mairouli. The loan amortizes in quarterly equal installments through December 2022 plus a balloon payment of $12.6 million together with the last installment.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.	Long-Term Debt-continued

Financial covenants

The loan contains certain financial covenants that require the Company to maintain an adjusted market value leverage ratio of not greater than 0.7:1.0, maintain a ratio of EBITDA to net interest expense greater than 2.0:1.0, maintain a net worth (adjusted by the market value of total assets) of at least $150.0 million, maintain a minimum of cash and marketable securities of an amount not less than $10.0 million; and to ensure that the aggregate of the fair market value of the borrowers' vessels and the value of any additional security at all times is not less than 125% of the outstanding loan.

First supplemental agreement

On March 31, 2009, the Company concluded a first supplemental agreement with Credit Suisse and modified certain of the initial agreement terms in order to comply with the financial covenants that related to the vessels' market values following the significant decline in the vessel's fair market values. The amended terms which were effective from December 4, 2008 until January 1, 2011 contained financial covenants requiring the Company to maintain minimum liquidity of $25.0 million, maintain a leverage ratio based on book values of not greater than 0.7:1.0, maintain a book net worth of not less than $750.0 million, maintain a ratio of EBITDA to net interest of not less than 1.75: 1.0 and maintain an aggregate fair market value of the borrowers' vessels at all times not less than 65% of the sum of the loan. The loan margin increased to 2.25%. For the period from the end of the waiver period (January 1, 2011) and up to the maturity of the loan, the applicable covenants will be those provided in the original loan agreement, as discussed above, with the exception of the minimum cash and cash equivalents requirement which shall be not less than $1,000 per fleet vessel.

Second supplemental agreement

On February 28, 2011, the Company, in anticipation of a probable non compliance with the hull cover ratio clause of the original loan agreement upon expiration of the waiver period (providing for an aggregate fair market value of the borrowers' vessels not less than 125% of the outstanding loan), following respective arrangements with its lenders, agreed to place an amount of $11.8 million as additional security in accordance with the relative clause of the loan agreement. The amount was reflected in the accompanying 2010 consolidated balance sheet under restricted cash current and restricted cash non-current as a proportion of the current and long-term portion of the related loan that secured.

Third supplemental agreement

Further to the above, in July 2011, the Company modified certain financial covenants through December 31, 2012 in order to address the weak charter market conditions and the unusual high volatility in the sales and purchase market, both having a significant impact on the compliance of its financial covenants. The amended financial covenants require the Company to maintain for the period from June 30, 2011 to and including December 31, 2012 a market value adjusted leverage ratio of not greater than 0.9:1.0, maintain a ratio of EBITDA to gross interest of not less than 3.0:1.0 through and including March 31, 2012, not less than 1.75:1.00 as of December 31, 2012 and not less than 3.0:1.0 thereafter, maintain minimum liquidity of $1.0 million per Nordea collateral vessel plus an additional $10.0 million through and including December 31, 2012, and thereafter reverting to $1.0 million per Nordea collateral vessel or $10.0 million in case Nordea facility is fully repaid and maintain an aggregate fair market value of the collateral vessels at all times not less than 105% through and including March 31, 2012, not less than 115% through December 31, 2012 and not less than 125% thereafter, of the then outstanding principal amount of the facility.

In addition, minimum net worth is changed to $750.0 million in terms of book values permanently. The loan margin increased to 2.50% effective from June 30, 2011 through December 31, 2012 or upon compliance with the original financial covenants, when the margin decreases to its original level of 0.675% and the existing collateral deposit of $11.8 million will be pledged to the lender until December 31, 2012.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.	Long-Term Debt-continued

After December 31, 2012 it may be released to the Company upon request to the Lender in writing, to the extent that the applicable value to loan ratio is complied with after such release and provided that there is no event of default which is continuing (Note 19(c)). Until December 31, 2012 no dividends may be declared and paid and no investment is permitted unless the Company is in compliance with the original covenants. As of December 31, 2011 and following the above amendment, the amount of $11.8 million was reflected under restricted cash non-current in the accompanying 2011 consolidated balance sheet.

In February 2012, the lender accepted a request made by the Company in relation to the leverage definition of the financial covenants in order to align it with the definition used in the Company's remaining loans. The amendment was effective as of December 31, 2011.

DVB Credit Facility

On April 26, 2010, Christine Shipco LLC entered into a loan agreement for the post-delivery financing of the Christine in the amount of the lesser of $42.0 million or 65% of the fair value of the Christine upon delivery. The loan was drawn in full on the vessel delivery date (April 30, 2010). The loan bears interest at LIBOR plus a margin of 3% and is repayable in 26 quarterly instalments and a balloon payment of approximately $20.8 million through December 2016. A first priority mortgage over the Christine as well as a first assignment of vessel insurances and earnings have been provided as security. The Company has also guaranteed the performance of Christine Shipco LLC for up to 71.4%, while a letter of undertaking for the remaining 28.6% has been provided by Robertson Maritime Investors LLC.

Financial covenants

The loan contains certain financial covenants that require the Company to maintain a leverage ratio of not greater than 0.7:1.0  based on book values up to January 1, 2011 and as adjusted based on fleet market value thereafter, maintain a ratio of EBITDA to gross interest expense greater than 1.75:1.0 up to January 1, 2011 and greater than 3.0:1.0 thereafter, maintain a net worth (based on book values) of at least $750.0 million, maintain a minimum liquidity of $25.0 million up to January 1, 2011 and $1.0 million per fleet vessel thereafter, and to ensure that the aggregate of the fair market value of the borrower's vessel and the value of any additional security at all times is not less than 115% for the first three years and 120% thereafter. In addition, Christine Shipco must maintain minimum liquidity with the bank which stands at $0.5 million at all times.

First supplemental agreement

In July 2011 and in line with the Nordea and Credit Suisse amendments, the Company entered into a supplemental agreement with DVB and amended certain of its financial covenants. The  financial covenants which were amended and are effective from June 30, 2011 to and including December 31, 2012 require the Company to maintain a market value adjusted leverage ratio of not greater than 0.9:1.0, maintain a ratio of EBITDA to gross interest of not less than 3.0:1.0 through and including March 31, 2012 and not less than 1.75:1.00 as of December 31, 2012, maintain minimum liquidity of $1.0 million per Nordea collateral vessel plus an additional $10.0 million through and including December 31, 2012. During the waiver period no dividends may be declared and paid and no investment is permitted, unless the Company is in compliance with the original covenants.

ABN Credit Facility

On February 11, 2010, Hope Shipco LLC entered into a loan agreement for the financing of the vessel Mairaki in the amount of maximum $42.0 million but in any event not more than 75% of the fair value of the vessel upon delivery. The loan which was drawn down in various instalments following the vessel construction progress through January 2011, bears interest at LIBOR plus a margin of 2.75% and is repayable in twenty quarterly instalments and a balloon payment through January 2016.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.	Long-Term Debt-continued

The first, second and third drawdown, amounting to $13.9 million, $6.0 million and $6.0 million, respectively, took place on March 9, 2010, August 20, 2010 and October 1, 2010 to partially finance the second, third and fourth payment instalments to the shipyard upon the steel cutting, keel laying and launching, as provided in the relevant shipbuilding contract. On January 6, 2011, $16.1 million were drawndown under the facility to partly finance the delivery payment of vessel Mairaki to the shipyard. The loan amortizes in 20 quarterly equal instalments through January 2016 including a balloon payment of $26.5 million together with the last installment.

A first priority assignment of the refund guarantee and the shipbuilding contract in addition to other customary securities have been provided for the vessel pre-delivery period and a first priority mortgage, as well as a first assignment of vessel insurances and earnings have been provided as security for the vessel post delivery period. A second priority mortgage and a second priority assignment of the vessel insurances and earnings have been provided as security for an existing swap agreement. Additionally no dividends may be paid without the prior written consent of the lender.

Financial covenants

The loan contains certain financial covenants that require the Company to maintain a leverage ratio based on book values of not greater than 0.7:1.0, maintain a ratio of EBITDA to net interest expense greater than 1.75:1.0, maintain a net worth (based on book values) of at least $750.0 million, maintain a minimum liquidity of $25.0 million up to January 1, 2011 and $1.0 million per fleet vessel thereafter, and to ensure that the aggregate of the fair market value of the borrower's vessel and the value of any additional security at all times is not less than 115%.

First supplemental agreement

In November 2011, the Company entered into a supplemental agreement with ABN in order to align its financial covenants with the Nordea Credit facility. The  financial covenants which were amended and are effective from June 30, 2011 to and including December 31, 2012 require the Company to maintain a market value adjusted leverage ratio of not greater than 0.9:1.0, maintain a ratio of EBITDA to gross interest of not less than 3.0:1.0 through and including March 31, 2012 and not less than 1.75:1.00 thereafter and up to December 31, 2012, maintain a ratio of total net debt to EBITDA of not greater than 6.0:1.0 for the period from June 30, 2011 through March 31, 2012 and  from January 1, 2013 and thereafter (with such covenant being waived during the period from April 1, 2012 through December 31, 2012) (Note 19(c)), maintain minimum liquidity of $1.0 million per Nordea collateral vessel plus an additional $10.0 million through and including December 31, 2012. During the waiver period no dividends may be declared and paid and no investment is permitted, unless the Company is in compliance with the original covenants.

In relation to the loan amendments concluded in July 2011, the Company incurred $0.9 million of financing fees which were deferred and amortized over the term of the related loan agreements using the effective interest method.

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

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.	Long-Term Debt-continued

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

As discussed in Note 2(r), the Company follows the provisions of ASC Topic 470-20 which requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer's nonconvertible debt borrowing rate. As a result, the liability component is recorded at a discount reflecting its below market coupon interest rate, and is subsequently accreted to its par value over its expected life, with the rate of interest that reflects the market rate at issuance being reflected in the results of operations.

The Company adopted ASC 470-20 on January 1, 2009 as its convertible senior notes are within the scope of the standard and applied a nonconvertible borrowing rate of 8.64% based on comparable borrowing arrangements of peers, which resulted in the recognition of a discount on the convertible senior notes totaling $51,456, with the offsetting amount recognized as a component of additional paid-in capital. The recognized discount is amortized through October 2014. As of December 31, 2010 and 2011, the liability component of the convertible notes amounted to $118.2 million and $125.6 million, respectively, while the interest expense for each of the years ended December 31, 2009, 2010 and 2011 amounted to $2.8 million.

Following the amendatory agreements described above and in note 19(b), the Company was in compliance with all of the applicable financial covenants at December 31, 2011. The Company, taking all measures to manage its working capital requirement, believes that it will continue to be in compliance with its loan covenants at the next loan covenant measurement dates for a reasonable time and throughout the waiver period.

There can be no assurance however as to whether the vessel values and charter rates will further deteriorate and to what extent, and accordingly if these will be sufficient for the Company to be in compliance with certain of its loan covenants in the future. Management is in continuous contact with the lending banks and believes that the Company will be in a position to cure any unlikely event of non-compliance in a timely manner. In addition, management expects that the lenders would not declare an event of default, therefore not demand immediate repayment of the loans, provided that the Company pays loan principal instalments and accumulated or accrued interest as they fall due under its existing debt agreements.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.	Long-Term Debt-continued

Cash being generated from operations is expected to be sufficient for this purpose for a reasonable period of time. Accordingly, in accordance with the provisions of ASC 470-10-45 "Classification of Debt that Includes Covenants" all amounts not due within the next twelve months under the amended loan terms, have been classified as long-term liabilities in the accompanying 2011 consolidated balance sheet.

All of the Company's outstanding loan agreements contain cross default provisions.

As of December 31, 2011 and without taking into consideration the Company's right to defer instalments of up to $100 million, subject to certain preconditions, as discussed in note 19(b) , the following repayments of principal are required over the next five years and through out their term for the Company's debt facilities:

Period	Principal Repayment
January 1, 2012 to December 31, 2012	$107,622
January 1, 2013 to December 31, 2013	107,622
January 1, 2014 to December 31, 2014	257,622
January 1, 2015 to December 31, 2015	93,061
January 1, 2016 to December 31, 2016	488,825
January 1, 2017 thereafter	37,800
$1,092,552
Less: Unamortized debt discount of the 1.875% Unsecured Convertible Senior Notes	(24,438)
Total	$1,068,114

Borrowings under the credit facilities bear interest at LIBOR plus a margin and the average interest rate (including the margin and the interest swap effect) at December 31, 2009, 2010 and 2011 was 4.1%, 4.0% and 2.8%, respectively. Interest expense for the years ended December 31, 2009, 2010 and 2011, net of interest capitalized, amounted to $43.3 million, $26.7 million and $24.9 million, respectively, and is included in interest and finance costs in the accompanying consolidated statements of operations. Interest capitalized for the years ended December 31, 2009, 2010 and 2011 amounted to $1.6 million, $1.6 million and $0.06 million respectively. Capitalized interest is included in Vessels under construction and it is transferred to Vessels, net upon vessel delivery from the shipyard.

9.     Derivative Financial Instruments:

Interest Rate Swaps

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact in the cash flows of its borrowings. In this respect, the Company uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings and to lower its overall borrowing costs.

Interest Rate Swaps Designated as Hedging Instruments

Nomura International plc ("Nomura"): In August 2010, the Company entered into an interest rate swap agreement maturing in September 2015. Under the terms of the swap, the Company makes quarterly payments to the counterparty at a fixed rate of 1.79% based on a notional amount of $50.0 million decreasing by $0.8 million quarterly. As of December 31, 2011, the notional amount was $45.9 million. The counterparty makes quarterly floating rate payments at LIBOR to the Company based on the same decreasing notional amount. As of December 31, 2011, the swap agreement contained financial covenants that were in line with the financial covenants contained in the fourth amendment of the Nordea credit facility up to and including December 31, 2012 and with the financial covenants contained in the original Nordea credit facility from January 1, 2013 and thereafter. The Company was in compliance with such financial covenants as of December 31, 2011.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.     Derivative Financial Instruments-continued

In addition, in case the mark-to-market exposure is in excess of a threshold of $5.0 million, either party may be required to provide security in the form described in the swap agreement for the excess amount over the $5.0 million. As the swap qualifies for hedge accounting according to ASC 815 "Derivatives and Hedging", the Company has designated it as a cash flow hedge and accordingly, changes in its fair value are reported in Accumulated Other Comprehensive income/loss in the accompanying consolidated balance sheets.

Eurobank EFG Private Bank Luxembourg S.A. (''Eurobank''): In March 2011, the Company entered into an interest rate swap transaction with Eurobank for a non-amortizing notional amount of $50.0 million. The interest rate swap transaction is effective from April 1, 2012 until April 1, 2015. Under its terms, the Company will make quarterly payments to Eurobank at a fixed rate of 1.80%, 2.25% and 2.75% for the first, second and third year, respectively, while Eurobank will make quarterly floating-rate payments of 3-month USD LIBOR to the Company based on the same notional amount. As per the respective ISDA agreement entered on March 29, 2011, in case the mark-to-market exposure is in excess of a threshold of $5.0 million, the Company may be required to provide security in the form of cash for the excess amount over the $5.0 million. In addition based on the same ISDA agreement, a termination event will occur if the value of total debt, including current portion, to total assets is equal to or greater than 0.50.  As the swap qualifies for hedge accounting according to ASC 815 "Derivatives and Hedging", the Company has designated it as a cash flow hedge and accordingly, changes in its fair value are reported in Accumulated Other Comprehensive Income (Loss) in the accompanying 2011 consolidated balance sheet.

In relation to the above interest rate swap agreements and in accordance with ASC 815-20-25-16 Timing and Probability of the Hedged Forecasted Transaction, management of the Company considered the creditworthiness of its counterparties using available market data and reports as of December 31, 2011 and determined that no events have occurred that would make the forecasted transaction not probable.

Interest Rate Swaps Not Designated as Hedging Instruments

ABN AMRO ("ABN"): Effective December 31, 2010, the Company entered into an Interest Rate Swap, following the Swaption exercise by the counterparty of an Extendible Interest Rate Swap entered in May 2006.  The swap matures on June 30, 2014 and under its terms, the Company makes quarterly payments to the counterparty at a fixed rate of 5.0% based on an amortizing notional amount of $444.0 million at December 31, 2011. The counterparty makes quarterly floating rate payments at LIBOR to the Company based on the same notional amount ("Floating Rate Payer"). This swap is not designated as hedge and accordingly changes in its fair value are reported in earnings.  In connection with the Swaption exercise, the Company entered into an amended agreement with ABN on March 31, 2011.

Under the amended agreement, the Company deposited, by way of cash collateral in a retention account ("Cash Deposit Account") with the counterparty, an amount of $5.9 million, which was used by the counterparty towards the payment of the Floating Rate Payer payment due on June 30, 2011. The amount of $5.9 million is included in restricted cash, current in the accompanying 2010 consolidated balance sheet. Based on the amended agreement the Company shall procure the transfer to the Cash Deposit Account prior to the next Floating Rate Payer payment date of an amount equal to such payment. The amount that will be used by the counterparty towards the payment of the forthcoming Floating Rate Payer payment date due on March 31, 2012 is $5.0 million and is included in restricted cash, current in the accompanying 2011 consolidated balance sheet.

The amended agreement provides for automatic semiannual extensions starting from June 30, 2011, until the counterparty decides at its discretion that no further extension will be granted provided that to this effect sixty days prior notice will be given to the Company's subsidiary Hope Shipco LLC, where ABN retains the right to request an amount equal to 75% of any negative mark to market position due from the Company, minus any amount already deposited to the Cash Deposit Account, to be pledged in favor of the counterparty by way of cash collateral and the second mortgage and assignment of insurances and earnings over the vessel Mairaki will be lifted by ABN simultaneously with the deposit of the cash collateral.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.     Derivative Financial Instruments-continued

Marfin Egnatia (''Marfin''): In July 2011, the Company entered into an interest rate swap transaction with Marfin Egnatia for a non-amortizing notional amount of $50.0 million. The interest rate swap transaction is effective from January 3, 2013 until January 3, 2017. Under its terms, the Company will make quarterly payments to Marfin at a fixed rate of 1.5% for the first year (from and including January 3, 2013 to and excluding January 3, 2014) and 2.98% for the remaining years (from and including January 3, 2014 to and excluding January 3, 2017), while Marfin will make quarterly floating-rate payments of 3-month USD LIBOR to the Company based on the same notional amount. As per the respective ISDA agreement entered on June 29, 2011, in case the mark-to-market exposure is in excess of a threshold of Euro 5.0 million, the Company may be required to provide security in the form of cash or other form agreed by the parties for the excess amount over Euro 5.0 million.  The swap does not qualify for hedge accounting and accordingly changes in its fair value are reported in earnings.

Freight Option Contracts

The Company is exposed to changes in the spot market rates associated with the deployment of its fleet and its objective is to manage the impact of such changes in its cash flows. In this respect, from time to time, the Company engages in certain forward freight agreements. These agreements are not designated as hedge and accordingly changes in their fair value are reported in earnings.

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

On November 25, 2010, the Company entered into a foreign currency forward transaction for a period of one year which elapsed on December 16, 2011, under which the Company exchanged USD with EUR for a total notional amount of up to €4.8 million separated into monthly tranches of €0.4 million at specific dates of each month, referred to as Reference Dates. During the period of the contract the Company recognized a gain of $0.2 million which is reflected under losses on derivative financial instruments in the accompanying consolidated statements of operations for the year ended December 31, 2011.

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

Fair value of Asset Derivative Financial Instruments
Not designated as hedging instruments	Balance Sheet Location	December 31, 2010	December 31, 2011
Freight Option Contracts	Derivative financial instruments-Current assets	$116	$167
Designated as hedging instruments
Nomura Interest Rate Swap	Derivative financial instruments-Other Non Current assets	$923	$-

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.    Derivative Financial Instruments-continued

Fair value of Liability Derivative Financial Instruments
Not designated as hedging instruments	Balance Sheet Location	December 31, 2010	December 31, 2011
ABN Interest Rate Swap	Derivative financial instruments-Current	$21,300	$18,815
Foreign Currency Contracts	Liabilities	$7	$-
Designated as hedging instruments
Nomura Interest Rate Swap	Derivative financial instruments-Current iabilities	$638	$357
Eurobank Interest Rate Swap	Liabilities	$-	$281
Total		$21,945	$19,453
Designated as hedging instruments
Eurobank Interest Rate Swap	Derivative financial instruments- Non-	$-	$1,725
Nomura Interest Rate Swap	current liabilities	$-	$872
Not designated as hedging instruments
ABN Interest Rate Swaps	Derivative financial instruments- Non-	$30,155	$21,432
Marfin Interest Rate Swap	current liabilities	$-	$2,487
Total		$30,155	$26,516

Amount of Gain (Loss) Recognized in OCI (Effective Portion)
	December 31,
Designated as hedging instruments	2009	2010	2011
Nomura Interest Rate Swap	$-	$514	$(2,220)
Eurobank EFG Interest Rate Swap	-	-	(2,005)
Total gain (loss) recognized in OCI	$-	$514	$(4,225)
Reclassifications adjustments to loss included in the Statement of Operations
Nomura Interest Rate Swap		(229)	704
Total	$-	$285	$(3,521)

No portion of the cash flow hedge designated for hedge accounting was ineffective during the years ended December 31, 2010 and 2011 whereas an amount of $0.7 million was transferred in the year ended December 31, 2011 from accumulated Other Comprehensive Income into earnings. An amount of approximately $0.9 million is expected to be reclassified into earning during the following 12- month period.

The accumulated derivative gain as of December 31, 2010 amounted to $285, while as of December 31, 2011 amounted to a loss of $3,236.

Gains/Losses on derivative financial instruments included in the accompanying consolidated statements of operations are analyzed as follows:

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.     Derivative Financial Instruments-continued

Amount of Gain (Loss) Recognized in Statements of Operations
	December 31,
	2009	2010	2011
Interest Rate Swaps	$27,238	$2,446	$8,722
Freight Option Contracts	-	(496)	58
Foreign Currency Contracts	-	(7)	-
Unrealized gain	$27,238	$1,943	$8,780
Interest Rate Swaps	(28,364)	(29,214)	(23,611)
Freight Option Contracts	-	-	594
Foreign Currency Contracts	-	-	241
Other expenses	-	(19)	-
Realized loss	$(28,364)	$(29,233)	$(22,776)
Realized losses of instruments designated as hedges and reflected under interest and finance costs	$-	$229	$704
Losses on derivative financial instruments	$(1,126)	$(27,061)	$(13,292)

10.  Fair Value of Financial Instruments:

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

▪
Convertible Senior Notes: Convertible Senior Notes have a fixed rate and their estimated fair value represents the tradable value of the notes, determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter-market). The estimated fair value of the Notes at December 31, 2011 is approximately $75.0 million.

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

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.    Fair Value of Financial Instruments-continued

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

The table below presents disclosures about the fair value of financial assets and financial liabilities recognized in the Company's consolidated balance sheets on a recurring basis:

		Fair Value Measurements at Reporting Date Using
Description	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Derivative financial instruments-Assets
Freight Option Contracts- current	$167	$167	-	-
Derivative financial instruments-Liabilities
ABN Interest Rate Swap-current	$18,815	-	$18,815	-
Nomura Interest Rate Swap-current	357	-	357	-
Eurobank Interest Rate Swap- current	281	-	281	-
Nomura Interest Rate Swap- non current	872	-	872	-
Eurobank Interest Rate Swap- non current	1,725	-	1,725	-
Marfin Interest Rate Swap-non current	2,487	-	2,487	-
ABN Interest Rate Swap-non current	21,432	-	21,432	-

Interest rate swaps are valued using a discounted cash flow model that takes into account the present value of future cash flows under the terms of the contracts using current market information as of the reporting date. For a discussion of the factors warranting fair value assessment used in asset impairments and intangible assets, which are measured at fair value on a non-recurring basis, refer to Notes 2(m), 2(o) and 11 below.

11.  Time Charters acquired:

Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed, with such difference capped to the vessel's fair value on a charter free basis.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.  Time Charters acquired-continued

When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as an asset; otherwise, the difference is recorded as liability. Such intangible assets and liabilities are amortized over the remaining term of the related charters as an increase in charter hire expense and revenue, respectively and are classified as non current in the accompanying consolidated balance sheets. Such amortization for the years ended December 31, 2009, 2010 and 2011 amounted to $40.0 million, $39.9 million and $36.5 million for the intangible assets and $364.4 million, $262.3 million and $3.5 million, respectively for the intangible liabilities and is separately reflected as charter hire amortization and time charter amortization, respectively. Included in the time charter amortization for the year ended December 31, 2009 is an amount of $63.1 million related to the accelerated amortization of the deferred liability related to vessels Sandra, Coal Pride and Grain Harvester due to the early termination of their time charters that were assumed by the Company upon acquiring Quintana in 2008.

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

The amortization schedule of the intangible liability as of December 31, 2011 and for the years to follow until they expire is as follows:

Period
January 1, 2012 to December 31, 2012	$3,569
January 1, 2013 to December 31, 2013	3,559
January 1, 2014 to December 31, 2014	3,559
January 1, 2015 to December 31, 2015	3,559
January 1, 2016 and thereafter	387
Total	$14,633

As already discussed in Note 2(o) above, management's impairment analysis, indicated that the future undiscounted operating cash flows of the Company's intangible assets did not support the recovery of the intangible assets' carrying values and accordingly the intangible assets' carrying values were adjusted to their fair values, which was determined to zero as charter-in rates of the charter parties assumed (and the value differential between these and the rates currently observed in the market for the remaining term of the charter agreements for vessels with similar characteristics), upon acquisition of Quintana (on April 15, 2008) do not currently (and are not expected in the future to) provide any benefit for the Company. In this respect, an impairment loss of $146.7 million as of November 30, 2011 which is separately reflected in the accompanying 2011 consolidated statement of operations.

12.           Common Stock and Additional Paid-In Capital:
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

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
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

13.  Stock Based Compensation:

On April 1, 2011, the Board of Directors approved the grant of 340,279 shares of the Company's Class A common stock in the form of restricted stock to certain of its employees to be vested as follows: 88,823 Class A common shares immediately, 83,823 Class A common shares on April 1, 2012, 83,823 Class A common shares on April 1, 2013 and 83,810 Class A common shares on April 1, 2014. The restricted stock granted is being recognized as expense over the vesting period based on its fair value on the grant date.

On July 15, 2011, the Board of Directors approved a cash bonus of $2.0 million and stock award of an aggregate grant date fair value of $5.8 million (equal to the value of 1,965,000 shares of the Company's Class A common stock at the closing price on July 14, 2011) and 35,000 shares of the Company's Class B common stock, in the form of restricted stock to the Chairman of its Board of Directors. The Class B shares and the 50% of the Class A shares, vested on October 6, 2011, with the remaining 50% of the Class A shares vested on December 30, 2011. The cash bonus is included in General and Administrative expenses in the accompanying 2011 consolidated unaudited statement of operations. In addition, on the same date, the Board of Directors approved a share grant of 15,000 Class B restricted shares to the Business Development Officer which vested on August 31, 2011. The total cost of the stock awards granted was recognized as expense over their vesting periods based on their fair value on the grant date. The fair value of the Class B shares is determined by reference to the Class A shares price.

Restricted stock during the years ended December 31, 2009, 2010 and 2011 is analyzed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2008	852,845	$29.97
Granted	2,285,000	$5.91
Vested	(1,977,178)	$9.22
Forfeited or expired	(309,399)	$47.76
Outstanding at December 31, 2009	851,268	$7.11
Granted	2,299,164	$5.05
Vested	(1,451,208)	$5.80
Forfeited or expired	(47,829)	$9.33
Outstanding at December 31, 2010	1,651,395	$5.33
Granted	3,844,668	$1.92
Vested	(4,337,280)	$2.32
Forfeited or expired	(76,451)	$10.13
Outstanding at December 31, 2011	1,082,332	$4.94

The total fair value of the shares vested during the years ended December 31, 2009, 2010 and 2011 amounted to $18.2 million, $8.4 million and $10.0 million, respectively. During the years ended December 31, 2009, 2010 and 2011 the compensation expense in connection with all stock-based employee compensation awards amounted to $19,847, $9,647 and $10,169, respectively, and is included in General and Administrative expenses in the accompanying consolidated statements of operations.  At December 31, 2011, the total unrecognized cost related to the above awards was $1.7 million which will be recognized through April 1, 2014.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14.  Earnings / (Losses) per share:

All shares issued (including non-vested shares) have the right to receive dividends with the non-vested shares receiving forfeitable dividend until their vesting. For the purposes of calculating basic earnings per share, non-vested shares are not considered outstanding until the time-based vesting restriction has lapsed.

Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. None of the non-vested awards for the year ended December 31, 2011 discussed under Note 13 above were included in the computation of diluted earnings per share because inclusion of these awards would be anti-dilutive. For the purposes of calculating basic earnings per share, non-vested shares are not considered outstanding until the time-based vesting restriction has lapsed.

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

	2009	2010	2011
Net income (loss) for Basic and Diluted Earnings (losses) per share

Net income (loss) attributable to Excel Maritime Carriers Ltd. for the period	$339,782	$257,829	$(211,593)

Weighted average common shares outstanding, basic	67,565,178	80,629,221	84,463,674
Add: Dilutive effect of non vested shares	282,346	875,003	-
Add: Dilutive effect of warrants	2,152,236	1,598,699	-
Weighted average common shares, diluted	69,999,760	83,102,923	84,463,674

Earnings (losses) per share, basic	$5.03	$3.20	$(2.51)
Earnings (losses) per share, diluted	$4.85	$3.10	$(2.51)

In relation to the Convertible Senior Notes due in fiscal year 2027, upon conversion, the Company may settle its conversion obligations, at its election, in cash, shares of our Class A common stock or a combination of cash and shares of our Class A common stock.

The Company has elected on conversion, any amount due up to the principal portion of the notes to be paid in cash, with the remainder, if any, settled in shares of Excel Class A common shares (Note 8). Based on this presumption, and in accordance with ASC 260 "Earnings Per Share", any dilutive effect of the Convertible Senior Notes under the if-converted method is not included in the diluted earnings per share presented above. Any shares to be issued upon conversion would have either an anti-dilutive effect (in 2011) or immaterial dilutive effect (in 2009 and 2010) in the reported earnings / losses per share.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15.  Commitments and Contingencies:

a)
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.  The Company is a member of a protection and indemnity association, or P&I Club that is a member of the International Group of P&I Clubs, which covers its third party liabilities in connection with its shipping activities. A member of a P&I Club that is a member of the International Group is typically subject to possible supplemental amounts or calls, payable to its P&I Club based on its claim records as well as the claim records of all other members of the individual associations, and members of the International Group. Although there is no cap on its liability exposure under this arrangement, historically supplemental calls have ranged from 0%-40% of the Company's annual insurance premiums, and in no year have exceeded $1.0 million.  Supplementary calls for 2009 and 2010 amounted to $0.6 million and $0.08 million, respectively, and were included in operating expenses in the consolidated financial statements for the twelve-month periods ended December 31, 2009 and 2010, respectively. All such amounts were not material. There were no supplementary calls for 2011. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company's protection and indemnity (P&I) insurance coverage for pollution is $1 billion per vessel per incident.

b)	The following table sets forth the Company's lease as of December 31, 2011:

	2012	2013	2014	2015	2016 & thereafter	Total
	(Amounts in million of US Dollars)
Operating lease obligations (Bareboat charters) (1)	(32.9)	(32.8)	(31.9)	(17.1)	-	(114.7)
Future minimum charter receivables (2)	135.3	56.9	37.6	33.6	2.5	265.9
Property leases (3)	(0.8)	(0.8)	(0.9)	(0.1)	-	(2.6)

(1) The amount relates to the bareboat hire to be paid for the seven vessels chartered-in under bareboat charter agreements expiring in July 2015 (Note 1).

(2) The amount relates to revenue to be earned under the Company's fixed time charters net of related commissions.

(3) Maryville (Note 1) has a lease agreement for the rental of office premises until February 2015 with an unrelated party. Under the current terms of the lease, the monthly rental fee is approximately $0.06 million. Operating lease payments for 2009, 2010 and 2011 amounted to approximately $0.8 million, $0.7 million and $0.8 million, respectively and are included in General and Administrative expenses in the accompanying consolidated statements of operations. Rent increases annually at a rate of 1.5% above inflation.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16.  Income Taxes:

Under the laws of Marshall Islands, Liberia, Panama, Bahamas, Malta and Cyprus, (the countries of the companies' incorporation and vessels' registration), the companies are subject to registration and tonnage taxes (Note 17), which have been included in Vessels' operating expenses in the accompanying consolidated statements of operations.

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

For the years ended December 31, 2009, 2010 and 2011, the Company determined that it does not satisfy the Publicly-Traded Test as a result of its shares not meeting the "regularly traded" requirement as set forth under  the regulations. In addition, the Company does not satisfy the 50% Ownership Test as it is unable to substantiate certain requirements regarding the identity of its shareholders. As a result, the Company does not qualify for exemption under § 883 of the Code from the 4 percent U.S. Federal income tax on its U.S. source gross transportation income. U.S. source gross transportation income is defined as 50 percent of shipping income that is attributable to transportation that begins or ends, but does not both begin and end, in the U.S. Gross transportation income from each voyage is equal to the product of (i) the number of days in each voyage and (ii) the daily charter rate paid to the Company by the charterer.

Relevant to calculating taxable shipping income, days spent loading and unloading cargo in port were not included in the number of days of a voyage. As a result, taxes of approximately $0.7 million, $0.8 million and $0.7 million for the years ended December 31, 2009, 2010 and 2011, respectively were recognized in the accompanying consolidated statements of operations.

The Company believes that the position of excluding days spent loading and unloading cargo in port meets the more likely than not criterion to be sustained upon a future tax examination; however, there can be no assurance that the Internal Revenue Service would agree with the Company's position.  Had the Company included the days spent loading and unloading cargo in port, the Company would have a tax liability of approximately $1.3 million and $1.5 million as of December 31, 2010 and 2011 respectively and additional taxes of $0.2 million, $0.3 million and $0.2 million would have been recognized in the accompanying consolidated statements of operations for the years ended December 31, 2009, 2010 and 2011, respectively.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

17.  Voyage and Vessel Operating expenses:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2009	2010	2011
Voyage expenses
Port Charges and other	$1,732	$1,899	$6,040
Bunkers	(630)	5,393	21,196
Commissions charged by third parties	18,215	20,271	15,504
	19,317	27,563	42,740
Commissions charged by related parties	2,260	3,188	3,892
	$21,577	$30,751	$46,632

	2009	2010	2011
Vessel Operating expenses
Crew wages and related costs	$39,558	$42,093	$43,122
Insurance	9,617	9,081	9,043
Repairs, spares and maintenance	16,923	18,809	17,037
Consumable stores	14,113	13,192	12,892
Tonnage taxes	476	483	404
Miscellaneous	2,510	3,042	2,576
	$83,197	$86,700	$85,074

18.  Interest and Finance Costs:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2009	2010	2011
Interest on long-term debt	$44,905	$28,219	$25,006
Realized losses of interest rate swaps designated as hedging instruments	-	229	704
Imputed and capitalized interest	(1,563)	(1,562)	(61)
Amortization of financing costs	3,823	3,509	3,425
Amortization of convertible notes debt discount	6,154	6,736	7,365
Bank charges and finance costs	3,777	991	694
	$57,096	$38,122	$37,133

19.  Subsequent Events:

a)     Loan payments: Subsequent to December 31, 2011, the Company paid regular loan instalments amounting to $26.9 million in total.

b)
Nordea loan amendment: In March 2012, the Company reached an agreement with all the lenders under the Nordea credit facility, for the amendment, for a period from the effective date of such amendment (March 30, 2012) through December 31, 2013, of the amortization schedule, the collateral value clause and certain of the financial covenants of the facility (the effectiveness of which will be as of January 1, 2012) in order to improve its debt maturity profile and respond to the weak charter conditions currently prevailing in the market and the associated volatility in the vessels' market values.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

19.  Subsequent Events-continued

In accordance with such amendment, the loan repayment schedule will be modified to allow for, at Company's option, the deferral of the repayment of principal amount of up to $100.0 million, originally scheduled for 2012 and 2013, to the balloon payment at the end of the facility's term in 2016.

Under the amendment, the Company is required to raise at least $30.0 million in new equity by December 31, 2012. In addition, the loan amendment and the exercise of the deferral option thereunder were conditional, among other things, upon the deposit of $20.0 million out of the $30.0 million that is required to be raised, into an escrow (special purpose blocked) account. In that respect, the Company reached an agreement with certain entities affiliated with the family of the Chairman of its Board of Directors to deposit such amount into the escrow account. Such deposit took place on March 29, 2012. Under the amendment, the Company is required to raise the $30.0 million in new equity as follows: (i) at least $20.0 million will be raised through an equity offering by September 30, 2012, with any shortfall being covered through the use of the funds deposited into the escrow account; and (ii) the remaining $10.0 million will be raised by December 31, 2012, with any shortfall being covered through the use of any funds remaining in the escrow account.

Following the amendment, through December 31, 2013, the facility contains financial covenants requiring the Company to maintain: (i) minimum liquidity of no less than $1.0 million per collateral vessel plus, in the aggregate, $10.0 million; (ii) a leverage ratio (as adjusted to reflect the fair market values of the vessels wholly owned by the Company) of no more than 0.9:1:0; (iii) a net worth, based on book values, of no less than $750.0 million; (iv) a ratio of EBITDA (as defined in the loan agreement) to gross interest expense of no less than 1.75:1.00 in the first half of 2012, and 1.25:1.00 during the eighteen-month period from July 1, 2012 until December 31, 2013; and (v) an aggregate fair market value of vessels serving as collateral for the facility at all times of no less than 80% of the outstanding principal amount of the facility in 2012, 100% of the outstanding principal amount of the facility in the first half of 2013, and 110% of the outstanding principal amount of the facility in the second half of 2013. In addition, under the amended facility, investments, cash dividends and share repurchases are allowed, as long as, among other things, the Company is in compliance with the original loan covenants and there are no deferred instalments outstanding.

Under the amendment, the Company may defer to the balloon payment at the end of the facility's term in 2016 the repayment of one or more principal instalments falling due after the date of execution of the amendment and prior to July 2, 2013 (inclusive), provided that: (i) at least $20.0 million out of the $30.0 million that the Company is required to raise has been raised through an equity offering or has been deposited by entities affiliated with the Company's Chairman of the Board of Directors into the escrow account discussed above and is held in such account until such amount is raised; (ii) after giving effect to the deferral of any principal repayment, each principal instalment falling due after December 31, 2012 is at least $6.0 million; (iii) the aggregate amount of principal so deferred does not exceed $100.0 million; (iv) no event of default shall have occurred and be continuing; (v) the Company is in compliance with the financial covenants, as amended; and (vi) the applicable margin for any such deferred amount shall increase to 4%. Under the terms of the amended facility, the Company will have to apply any consolidated excess cash flow, calculated on a quarterly basis, towards repayment of any outstanding principal amount so deferred. The Nordea credit facility defines excess cash flow as a amount equal to reported EBITDA (as defined in the loan agreement) less dry docking and special survey cost, net interest expenses (including payments due under the Company's current swap agreements) and less payments of loan principals under the Company's current loan agreements.

Following the amendment and until the expiry of the waiver period, the applicable margin will increase to 2.75% and 2.5% thereafter through maturity, while the applicable margin for any deferred principal amount will increase to 4.0% per annum.

The loan amendment came into effect on March 30, 2012.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

19.  Subsequent Events-continued

c)
Credit Suisse loan amendment: Following the Nordea facility amendment, the Company reached an agreement with Credit Suisse to similarly amend its credit facility, requiring the Company to comply with a number of covenants, including financial covenants related to leverage, consolidated net worth, liquidity and interest coverage, dividends and collateral maintenance requirements, most of which are in principle and calculation substantially similar to the covenants described under the amended  Nordea credit facility.

In particular, the amended facility, through December 31, 2013, contains financial covenants requiring the Company to maintain: (i) minimum liquidity of no less than $1.0 million per collateral vessel plus, in the aggregate, $10.0 million; (ii) a leverage ratio (as adjusted to reflect the fair market values of the vessels wholly owned by the Company) of no more than 100% for the period from December 31, 2011 to December 31, 2012 and 90% thereafter until December 31, 2013; (iii) a net worth, based on book values, of no less than $750.0 million; (iv) a ratio of EBITDA (as defined in the loan agreement) to gross interest expense of no less than 1.75:1.00 in the first half of 2012, and 1.25:1.00 during the eighteen-month period from July 1, 2012 until December 31, 2013; and (v) an aggregate fair market value of vessels serving as collateral for the facility at all times of no less than 80% of the outstanding principal amount of the facility for the period from December 31, 2011 to December 31, 2012, 100% of the outstanding principal amount of the facility in the first half of 2013, and 110% of the outstanding principal amount of the facility in the second half of 2013. In addition, under the amended facility, the period during which cash dividends and share repurchases are suspended will be extended until December 31, 2013 at the latest.

The applicable margin under the facility will increase to 2.65% from April 1, 2012 until the loan maturity and the amount of $11.8 million pledged with Credit Suisse as discussed in Note 8 above, will remain pledged until December 31, 2013 and it may be released thereafter to the extent that the Company complies with the security clause which changes to 135% from January 1, 2014 until the loan maturity.

d)
ABN and DVB loan amendments: Similarly to the amendments discussed under (b) and (c) above, the Company reached an agreement with each of DVB and ABN to amend their respective bilateral credit facilities.

Further to the covenants amendments in line with Nordea credit facility, the financial covenant under ABN credit facility requiring the Company to maintain a ratio of total net debt to EBITDA (as defined in the loan agreement) of not greater than 6.0:1.0 will be waived until December 31, 2013, while the aggregate fair market value of the vessel shall be at all times  no less than 90% of the outstanding principal amount of the facility in 2012, 100% of the outstanding principal amount of the facility in the first half of 2013, and 110% of the outstanding principal amount of the facility in the second half of 2013. During the waiver period the applicable margin will increase to 3.05%.

The DVB credit facility was also amended in line with Nordea credit facility, with the exception of the value security clause which remained as per the initial agreement.

The Company will incur $2.6 million of financing fees in relation to the loan amendments discussed under (b) and (c) above which will be deferred and amortized over the term of the loan using the effective interest of the amended loan.

e)
Back Stop Agreement:  In connection with the amendment of the Nordea facility, the Company is required to raise at least $30.0 million through the issuance of equity by December 31, 2012 as follows: (a) at least $20.0 million must be raised by September 30, 2012; and (ii) a total of $30 million (including any amounts raised by September 30, 2012) must be raised by December 31, 2012.

In addition, the waiver and amendment agreements and the exercise by the Company of its deferral option thereunder are conditional upon the Company raising $20.0 million out of the $30.0 million in equity capital, or alternatively securing from external sources the immediate deposit of $20.0 million into an escrow account.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

Certain entities affiliated with the family of the Chairman of the Board of Directors have agreed to deposit the required $20.0 million in cash into an escrow account set up for that purpose and have committed to purchase equity of the Company up to the total amount deposited in the escrow account in the event that the Company does not raise the amount required through equity offerings. Under the terms of this agreement, in exchange for depositing the required amount into the escrow account and agreeing to purchase equity of the Company as and if required to meet the Company's equity raising requirement, such entities will receive:

(i)
upon the execution of the agreement and the deposit of the required $20.0 million in cash, 2.7 million warrants, each convertible into one share of Class A common stock, with an exercise price of $0.01 per warrant, subject to a nine-month lock-up period commencing on the date of issuance;

(ii)
if, and only if, the Company has raised the entire amount required under the amendment to the Nordea facility within the allotted time frame, the entities will receive on January 1, 2013 warrants, each convertible into one share of Class A common stock, in an amount equal to 5% of the then outstanding share capital of the Company, with an exercise price of $0.01 per warrant.

In the event that the Company does not raise the amount required under the amendment to the Nordea facility through the issuance of equity, the escrowed funds ($20.0 million) will be used to purchase equity of the Company, which will consist of cumulative non-voting preferred stock of the Company having a liquidation preference of $1,000 per share, bearing a 12% annual dividend rate, payable in additional shares of preferred stock. The preferred stock will be convertible, at the option of its holder, within 12 months from its issuance, into shares of Class A common stock of the Company at a conversion price equal to a 15% discount on the weighted average closing price of the Class A common stock during the immediately preceding trailing 15-day period. Upon the end of such twelve-month period, any such preferred shares not previously converted will be converted automatically into Class A common stock upon the same terms. The preferred shares will have no preemptive or preferential rights to purchase or subscribe to shares, warrants or other securities of any class of the Company other than as described above, and will rank senior to all classes of common stock of the Company with respect to dividend rights and liquidation rights.

The board of directors established a special committee of independent directors to address issues in connection with the negotiation of the agreement with the entities depositing funds into the escrow account and the terms of the agreement.

The special committee determined the fairness of the terms of the agreement by taking into consideration various factors, including, but not limited to: (1) the adverse conditions currently prevailing in the shipping market and the industry outlook; (2) the importance of the deposit, which was a mandatory requirement for the lenders to amend the Nordea facility in order to agree to the relaxation of the facility's financial covenants and to allow for the deferral of principal amount of up to $100.0 million; (3) the purpose of such deposited funds to serve as equity financing of last resort until December 31, 2012 for purposes of being able to comply with the requirements imposed by the lenders to agree to the amendment of the facility; (4) the lenders requirement to secure such deposit in a very short period of time; (5) the relationship between the market value of the Company's assets and the level of its indebtedness; (6) the size of the deposit or such last resort equity financing versus the limited market liquidity, as well as the lack of financing alternatives; (7) the opportunity cost of the committed amount or a potential capital contribution compared to other similar investment opportunities; and (8) the nature of the compensation. On that basis, the special committee concluded that the terms of this specific transaction are fair to the Company. In connection with determining the fairness of the terms of the transactions described above, the special committee also retained an independent consulting firm to provide information for the special committee's use. The information provided by the independent firm included examples of similar transactions and an evaluation of the terms of the agreement against such similar transactions.

ITEM 19 – EXHIBITS

1.1	Articles of Incorporation of the Company, incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form F-1, Registration No. 33-8712 filed on May 6, 1998.
1.2	Amended and Restated Articles of Incorporation of the Company, adopted April 1, 2008, incorporated by reference to Exhibit 1.0 of the Company's Form 6-K submitted to the SEC on April 11, 2008.
1.3	Amended and Restated By-Laws of the Company adopted on January 10, 2000, incorporated by reference to Exhibit 3.0 of the Company's Form 6-K submitted on September 5, 2007.
1.4	Articles of Amendment to Amended and Restated Articles of Incorporation adopted on November 4, 2009, incorporated by reference to the Company's Form 6-K submitted on November 12, 2009.
2.1	Specimen Class A Common Stock Certificate, incorporated by reference to Exhibit 4.2 of the Company's Registration Statement on Form F-1, Registration No. 33-8712 filed on May 6, 1998.
2.2	Specimen Class B Common Stock Certificate, incorporated by reference to Exhibit 2.2 to the Company's Form 20-F filed on June 29, 2006.
2.3	Form of Indenture, incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form F-3, Registration No. 333-120259, filed on November 5, 2004.
2.4	Form of Indenture – Convertible Senior Notes, incorporated by reference to Exhibit 2.4 the Company's Form 20-F filed on May 27, 2008.
4.1
Management Termination Agreement and Addendum No. 1 to Management  Termination Agreement, incorporated by reference to Exhibits 99.1 and 99.2, respectively, to the Company's Form 6-K submitted on March 14, 2005.

4.2	Brokering Agreement between the Company and Excel Management, dated March 4, 2005, incorporated by reference to the Company's Form 6-K submitted on March 18, 2005.
4.3
Registration Rights Agreement between Oceanaut, Inc. and the Investors listed therein, incorporated by reference to Exhibit 10.7 to Oceanaut, Inc.'s Form F-1 (Registration Statement 333-140646) filed on February 13, 2007.

4.4
Insider Unit and Warrant Purchase Agreement between the Company and Oceanaut, Inc., incorporated by reference to Exhibit 10.8 to Oceanaut, Inc.'s Form F-1 (Registration Statement 333-140646) filed on February 13, 2007.

4.5	Insider Letter from the Company to Oceanaut, Inc., incorporated by reference to Exhibit 10.2 to Oceanaut, Inc.'s Form F-1/A (Registration Statement 333-140646) filed on February 28, 2007.
4.6
Right of First Refusal between the Company and Oceanaut, Inc. dated February 28, 2007, incorporated by reference to Exhibit 10.15 to Oceanaut, Inc.'s Form F-1/A (Registration Statement 333-140646) filed on February 28, 2007.

4.7	Guarantee between the Company and Fortis Bank, dated April 15, 2008, incorporated by reference to the Company's Form 20-F filed on May 27, 2008.
4.8
Agreement and Plan of Merger dated as of January 29, 2008, among the Company, Bird Acquisition Corp. and Quintana Maritime Limited, incorporated by reference to Exhibit 2.1 to the Company's Form 6-K submitted on January 31, 2008.

4.9	Senior secured credit facility in the amount of $1.4 billion, dated April 15, 2008, incorporated by reference to the Company's Form 20-F filed on May 27, 2008.

4.10
Right of First Refusal and Corporate Opportunities Agreement between the Company and Oceanaut, Inc. dated September 5, 2008, incorporated by reference to Exhibit 10.5 to Oceanaut, Inc.'s Form 6-K submitted on September 9, 2008.

4.11	Subordination Agreement between the Company and Oceanaut, Inc. dated September 5, 2008, incorporated by reference to Exhibit 10.6 to Oceanaut, Inc.'s Form 6-K submitted on September 9, 2008.
4.12
Series A Preferred Stock Purchase Agreement between the Company and Oceanaut, Inc. dated September 5, 2008, incorporated by reference to Exhibit 10.7 to Oceanaut, Inc.'s Form 6-K submitted on September 9, 2008.

4.13	Commercial Management Agreement between the Company and Oceanaut, Inc. dated September 5, 2008, incorporated by reference to Exhibit 10.9 to Oceanaut, Inc.'s Form 6-K submitted on September 9, 2008.
4.14	Technical Management Agreement between Maryville and Oceanaut, Inc. dated September 5, 2008, incorporated by reference to Exhibit 10.10 to Oceanaut, Inc.'s Form 6-K submitted on September 9, 2008.
4.15
Stock Purchase Agreement by and among Excel Maritime Carriers Ltd., Lhada Holdings Inc. and Tanew Holdings Inc., dated as of March 2, 2009, incorporated by reference to Exhibit 4.17 to the Company's Form 20-F filed on March 10, 2010.

4.16
Amendment No. 1 to Stock Purchase Agreement by and among Excel Maritime Carriers Ltd., Lhada Holdings Inc. and Tanew Holdings Inc., dated as of March 30, 2009, incorporated by reference to Exhibit 4.18 to the Company's Form 20-F filed on March 10, 2010.

4.17
Amendment No. 1 to senior secured credit facility in the amount of $1.4 billion dated April 15, 2008, dated as of March 31, 2009, incorporated by reference to Exhibit 4.19 to the Company's Form 20-F filed on March 10, 2010.

4.18
Membership Interest Transfer Agreement between AMCIC Cape Holdings LLC and Bird Acquisition Corp., dated October 6, 2009, for the transfer of membership interests in Christine Shipco LLC, incorporated by reference to Exhibit 4.20 to the Company's Form 20-F filed on March 10, 2010.

4.19
Membership Interest Transfer Agreement between AMCIC Cape Holdings LLC and Bird Acquisition Corp., dated October 6, 2009, for the transfer of membership interests in Lillie Shipco LLC and Hope Shipco LLC, incorporated by reference to Exhibit 4.21 to the Company's Form 20-F filed on March 10, 2010.

4.20	Amendment No. 2 to senior secured credit facility in the amount of $1.4 billion dated April 15, 2008, dated as of June 1, 2010.
4.21	Amendment No. 3 to senior secured credit facility in the amount of $1.4 billion dated April 15, 2008, dated as of December 23, 2010.
4.22	Amendment No. 4 to senior secured credit facility in the amount of $1.4 billion dated April 15, 2008, dated as of July 22, 2011.
11.1	Code of Ethics, incorporated by reference to Exhibit 11.1 to the Company's Form 20-F filed on March 31, 2011.
12.1	Certificate of Chief Executive pursuant to Rule 13a-14(a) of the Exchange Act.

12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act.
13.1	Certificate of Chief Executive pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm.
101
The following financial information from Excel Maritime Carriers Ltd.'s Annual Report on Form 20-F for the year ended December 31, 2011,  formatted in Extensible Business Reporting Language (XBRL):

(1) Consolidated Balance Sheets as of December 31, 2011 and 2010;
(2) Consolidated Statements of Operations for the years ended December 31,  2011, 2010 and 2009;
(3) Consolidated Statements of Other Comprehensive Income for the years ended December 31, 2011, 2010 and 2009;
(4) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2011, 2010 and 2009;
(5) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009; and
(6) Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EXCEL MARITIME CARRIERS LTD.

By:	/s/ Pavlos Kanellopoulos
Name:	Pavlos Kanellopoulos
Title:	Chief Financial Officer

March 30, 2012